Form 20-F
period 2008-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2009-03-16
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Hamilton HM 08

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

47,604,740 Common Shares

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

Large accelerated filer  ☐            Accelerated filer  ☒            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to: (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “container investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African container and logistics company, listed on the JSE Limited in Johannesburg, South Africa, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns a majority of our common shares (such interest, “beneficiary interest”). See Item 4. “Information on the Company” for an explanation of the relationship between Trencor and us.

Dollar amounts in this Annual Report on Form 20-F are expressed in thousands, unless otherwise indicated.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Annual Report on Form 20-F, including the sections entitled Item 3, “Key Information—Risk Factors,” and Item 5, “Operating and Financial Review and Prospects,” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information—Risk Factors” and elsewhere in this Annual Report on Form 20-F.

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

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2008, 2007 and 2006 and under the heading “Balance Sheet Data” as of December 31, 2008 and 2007 have been derived from our audited consolidated financial statements included in Item 18. “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2005 and 2004 and under the heading “Balance Sheet Data” as of December 31, 2006 and 2005 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Balance Sheet Data” as of December 31, 2004 are unaudited and have been derived from our unaudited consolidated financial statements not included in this Annual Report on Form 20-F. In the opinion of management, all unaudited selected financial data presented below under the heading “Balance Sheet Data” reflect all normal and recurring adjustments necessary to present fairly the Company’s financial position as of December 31, 2004. The data presented below under the heading “Other Financial and Operating Data” are not audited. Certain reclassifications of prior year amounts have been made in order to conform with the 2008 financial statement presentation. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income	$198,600	$192,342	$186,093	$188,904	$147,152
Management fees	28,603	24,125	16,194	15,472	17,942
Trading container sales proceeds	34,231	25,497	14,137	16,046	8,429
Gain on sale of containers, net	15,647	13,544	9,558	10,456	4,275
Incentive management fees and general partner distributions	—	—	—	2,874	1,579
Other	—	284	480	648	940

Total revenues	277,081	255,792	226,462	234,400	180,317

Operating expenses:
Direct container expense	25,709	32,895	29,757	24,314	16,431
Cost of trading containers sold	26,596	20,753	11,480	12,944	6,235
Depreciation expense	48,900	48,757	54,330	60,792	48,321
Amortization expense	6,979	3,677	1,023	—	—
General and administrative expense	20,991	18,063	15,870	16,357	16,807
Short-term incentive compensation expense	4,257	4,094	4,694	5,140	3,790
Long-term incentive compensation expense	3,148	932	285	210	717
Bad debt expense, net	3,663	1,133	664	91	868

Total operating expenses	140,243	130,304	118,103	119,848	93,169

Income from operations	136,838	125,488	108,359	114,552	87,148

	Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)
Other income (expense):
Interest expense	(26,227)	(37,094)	(33,083)	(27,491)	(13,434)
Interest income	1,482	3,422	2,286	1,086	399
Realized (losses) gains on interest rate swaps and caps, net	(5,986)	3,204	2,848	(4,153)	(9,905)
Unrealized (losses) gains on interest rate swaps, net	(15,105)	(8,274)	(574)	8,688	9,016
Gain on lost military containers, net	2,252	4,639	—	—	—
Other, net	(203)	56	243	(2,648)	(237)

Net other expense	(43,787)	(34,047)	(28,280)	(24,518)	(14,161)

Income before income tax and minority interest	93,051	91,441	80,079	90,034	72,987
Income tax benefit (expense)	871	(6,847)	(4,299)	(4,662)	(4,011)
Minority interest expense	(8,681)	(16,926)	(19,499)	(22,393)	(15,382)

Net income	$85,241	$67,668	$56,281	$62,979	$53,594

Net income per share:
Basic	$1.79	$1.66	$1.47	$1.65	$1.41
Diluted	$1.78	$1.66	$1.46	$1.63	$1.39
Weighted average shares outstanding:
Basic	47,605	40,800	38,186	38,142	38,022
Diluted	47,827	40,841	38,488	38,598	38,490
Cash dividends declared per common share	$0.89	$1.14	$0.71	$0.70	$0.55

Other Financial and Operating Data (unaudited):
EBITDA(1)	$177,746	$154,022	$132,357	$144,060	$116,501
Purchase of containers and fixed assets	$320,218	$207,171	$104,818	$158,193	$194,634
Utilization rate(2):
Former Computation	93.84%	91.50%	91.10%	91.90%	93.20%
New Computation	94.80%	93.90%
Total fleet in TEU (as of the end of the period)	2,043,778	2,039,759	1,527,814	1,183,332	1,157,063

					(Unaudited)
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$71,490	$69,447	$41,163	$42,231	$28,354
Containers, net	999,411	856,874	763,612	722,611	748,604
Net investment in direct finance leases	91,719	57,191	42,222	33,011	5,742
Total assets	1,303,767	1,128,346	947,267	870,765	846,579
Long-term debt (including current portion)	724,643	581,414	541,167	546,167	503,469
Total liabilities	795,760	674,513	620,051	592,791	627,813
Minority interest	58,398	49,717	85,922	66,423	44,029
Total shareholders’ equity	449,609	404,116	241,294	211,551	174,737

(1)	EBITDA (defined as net income, before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps and caps, net, income tax (benefit) expense, minority interest expense and depreciation and amortization expense) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations, and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The following is a reconciliation of net income to EBITDA:

	Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
	(Unaudited)
Reconciliation of EBITDA:
Net income	$85,241	$67,668	$56,281	$62,979	$53,594
Adjustments:
Interest income	(1,482)	(3,422)	(2,286)	(1,086)	(399)
Interest expense	26,227	37,094	33,083	27,491	13,434
Realized (gains) losses on interest rate swaps and caps, net	5,986	(3,204)	(2,848)	4,153	9,905
Unrealized (gains) losses on interest rate swaps, net	15,105	8,274	574	(8,688)	(9,016)
Income tax (benefit) expense	(871)	6,847	4,299	4,662	4,011
Minority interest expense	8,681	16,926	19,499	22,393	15,382
Depreciation expense	48,900	48,757	54,330	60,792	48,321
Amortization expense	6,979	3,677	1,023	—	—
Impact of reconciling items on minority interest expense	(17,020)	(28,595)	(31,598)	(28,636)	(18,731)

EBITDA	$177,746	$154,022	$132,357	$144,060	$116,501

(2)	We measure the utilization rate on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease. Prior to fiscal year 2007, we calculated containers available for lease to include all containers in our fleet (“Former Computation”). Utilization rate figures above for periods prior to 2007 are calculated in the latter manner. Starting in fiscal year 2007, to conform to the method used by most of our competitors, we began calculating containers available for lease by excluding containers that have been manufactured for us but have not been delivered yet to a lessee and containers designated as held-for-sale units (“New Computation”).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our common shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained elsewhere in this Annual Report on Form 20-F, including our financial statements and the related notes thereto, before you decide to buy, hold or sell our common shares. Any of the risk factors we describe below could adversely affect our business, cash flows, results of operations and financial condition. The market price of our common shares could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events. The following risk factors restate and supersede the risk factors previously disclosed in our Reports on Form 6-Ks for the quarters ended September 30, 2008 and March 31, 2008 and filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 10, 2008 and May 14, 2008, respectively.

Risks Related to Our Business and Industry

The continued downturn and other adverse developments in the global economy, including the global financial crisis that accelerated and the global recession that deepened during the last half of fiscal year 2008, may materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects.

During the second half of fiscal year 2008, the global financial crisis, particularly affecting the credit markets as well as equity markets, accelerated and the global recession deepened. Economic forecasts indicate that the global economy will be exceptionally weak in 2009. Global containerized cargo volume contracted on some trade routes in the fourth quarter of 2008. A number of forecasters are projecting that global containerized cargo volumes may contract in 2009. Though we cannot predict the extent, timing or ramifications of the global financial crisis and the global recession, we believe that the current downturn in the world’s major economies and the constraints in the credit markets have heightened or could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•

Containerized cargo volume growth—A contraction or slowdown in containerized cargo volume growth or negative containerized cargo volume growth would likely create a surplus of containers, lower utilization, higher direct costs, weaker shipping lines going out of business, pressure us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets.

•

Credit availability and access to equity markets—Continued issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, the high level of volatility in the equity markets and the recent decline in our stock price may make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted.

•

Credit availability to our customers—We believe that many of our customers are reliant on liquidity from global credit markets and, in some cases, require external financing to fund their operations. As a consequence, if our customers lack liquidity, it would likely negatively impact their ability to pay amounts due to us.

Many of these and other factors affecting the container industry are inherently unpredictable and beyond our control.

The demand for leased containers depends on many political and economic factors beyond our control.

Substantially all of our revenue comes from activities related to the leasing, managing and selling of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers and sourcing capital required to purchase containers depends, in part, upon the continued demand for leased containers.

Demand for containers depends largely on the rate of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. Economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies could result in a reduction in world trade volume and demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur. During the second half of fiscal year 2008, the global financial crisis accelerated and the global recession deepened, and global containerized cargo volume contracted on some trade routes in the fourth quarter of 2008. Many of our customers reported slower growth in cargo bookings during fiscal year 2008 compared to fiscal year 2007, which was affected by the following factors, among others: (i) a slowdown in the U.S. economy resulted in less import and export growth in the U.S.; (ii) a stronger Chinese Yuan affected cargo growth; (iii) severe snowstorms in China reduced exports; (iv) some factories in southern China closed due to new labor laws in China making them less competitive; and (v) reductions in export tax credits. A number of forecasters are projecting that global containerized cargo volumes may shrink in 2009. Weak or negative global containerized cargo volume growth in 2009 would likely lead to a decrease in demand for leased containers, utilization and per diem rates, which could negatively impact our business, results of operations, cash flows and financial condition, as well as our future prospects.

Other general factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, competitive pressures and consolidation in the container shipping industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerable goods outside their area of production;

•	the availability and terms of container financing;

•	fluctuations in interest rates and U.S. and non-U.S. currency values;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•	consolidation or withdrawal of individual container lessees in the container leasing industry;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies or interfere with trade; and

•	other political and economic factors.

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

Lease rates may decrease, which could harm our business, results of operations and financial condition. Furthermore, lessee defaults may harm our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection and recovery expenses.

We compete mostly on price and the availability of containers. Lease rates for our containers depend on a large number of factors, including the following:

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

Most of these factors are beyond our control. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies, overproduction of new containers by factories and the over-buying by shipping lines, leasing competitors and tax-driven container investors. For example, during 2001 and again in the second quarter of 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and shipping lines, led to decreasing utilization rates. Although market lease rates remained consistent during 2008, market lease rates may decrease in 2009 due to the deepening of the global recession and the related decrease in demand for containers. If future market lease rates decrease, revenues generated by our fleet will likely be adversely affected, which could harm our business, results of operations, cash flows and financial condition.

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

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers, these costs directly reduce our income before taxes and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms or at all. While defaults by lessees, as measured by our experience and reflected on our financial statements as a bad debt expense, averaged 0.9% of lease rental revenue over the past 5 years, it increased to 2.7% in fiscal 2008 and future defaults may be more material. Any such future defaults could harm our business, results of operations and financial condition.

Sustained reduction in either the prices of new containers or the production of new containers could harm our business, results of operations and financial condition. A contraction or slowdown in containerized cargo growth or negative containerized cargo growth would lead to a surplus of containers and a lack of storage space. Furthermore, if we are unable to lease our new containers shortly after we purchase them, our risk of ownership of the containers increases.

If there is a sustained downturn in new container prices, the lease rates of older, off-lease containers would also be expected to decrease. As of December 31, 2008, we had an average cost of $1,708 per CEU for our owned fleet. If there is a sustained reduction in the price of new containers such that the market lease rate for all containers is reduced, this trend could harm our business, results of operations and financial condition, even if this sustained reduction in price would allow us to purchase containers at a lower cost.

Most factories that produce containers have recently been closed and the companies operating them have indicated that they will not reopen those factories until at least April 2009 due to a decrease in the demand for new containers. If there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition, even if we could purchase used containers at a lower cost.

A slowdown in containerized cargo growth has led to a surplus of containers and a lack of storage space. As a result, we have recently been required to ration remaining available storage space in some locations. If the current slowdown in containerized cargo growth continues, we may have a lack of storage space, which could harm our business, results of operations and financial condition.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel, which is a major component used in the manufacture of new containers. In the past five years, we have purchased containers at prices ranging from $1,390 per CEU to $2,686 per CEU. Our average container cost per CEU increased less than 5% during 2008. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the high cost of the previously purchased containers. This decline could harm our business, results of operations and financial condition.

Further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers. Any increase in the cost or reduction in the supply of new containers could harm our business, results of operations and financial condition.

We currently purchase almost all of our containers from manufacturers based in the People’s Republic of China (the “PRC”). If it were to become more expensive for us to procure containers in the PRC or to transport these containers at a low cost from the manufacturer to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, further consolidation among container suppliers, increased tariffs imposed by the U.S. or other governments, increased fuel costs, or for any other reason, we may have to seek alternative sources of supply. While we are not dependent on any single manufacturer for our supply of containers, we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs.

In particular, the availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. There has recently been a consolidation in the container manufacturing industry, resulting in two major manufacturers having market share of approximately 70% of that industry. This increased bargaining position has led to sustained increases in container prices. Although the increase in container prices may not be sustainable in the future due to a decrease in the demand for new containers resulting from the global recession, if the cost of purchasing containers does increase and it is not matched by an increase in lease rates, our business, results of operations and financial conditions would be harmed.

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

Although we believe that the economic reform and the macroeconomic measures adopted by the PRC have had a positive effect on the economic development of the PRC, the future direction of these economic reforms is uncertain. This uncertainty may affect the economic development in the PRC, thereby affecting the level of trade with the rest of the world and the corresponding need for containers to ship goods from the PRC. In addition, a large portion of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In fiscal year 2008, 34.0% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. The manufacturing facilities of the container manufacturers from which we purchased the majority of our containers in 2008 are also located in the PRC. Political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

The legal systems in the PRC and other jurisdictions have inherent uncertainties that could limit the legal protections available to us.

We currently purchase all of our containers from manufacturers based in the PRC. In addition, a substantial portion of our containers is leased out from locations in the PRC. California law governs almost all of these agreements. However, disputes or settlements arising out of these agreements may need to be enforced in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and may be subject to considerable discretion, variation, or influence by external forces unrelated to the legal merits of a particular matter. The enforcement of these laws, regulations, and rules involves uncertainties that may limit remedies available to us. Any litigation or arbitration in the PRC may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, the PRC may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations. If we are unable to enforce any legal rights that we may have under our contracts or otherwise in the PRC, our ability to compete and our results of operations could be harmed.

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

The demand for leased containers is partially tied to international trade. If this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business, results of operations and financial condition.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 62% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2008. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. For the years ended December 31, 2008 and 2007, 38% of our direct container expenses were paid in 15 different non-U.S. currencies, a significant amount due to containers on lease to the U.S. military under our contract with the Surface Deployment and Distribution Command (“SDDC”), which contains a provision to protect us from fluctuations in exchange rates for payments made in foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income.

Sustained Asian economic instability could reduce demand for leasing, which would harm our business, results of operations and financial condition.

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

Ownership of containers entails greater risk than management of containers for container investors. As we increase the number of containers in our owned fleet, we will increase our exposure to financing costs, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we are focused on increasing the number of owned containers in our fleet and we therefore expect our ownership risk to increase correspondingly. In 2008 and 2007, we paid $319.3 million and $206.6 million, respectively, to purchase containers for our owned fleet. We believe we will be able to find container investors to purchase the desired portion of the new containers that we want to manage. If we are unable to locate container investors to purchase these containers, we may purchase the containers ourselves and operate them as part of our owned fleet.

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

If we are unable to finance our continued purchase of containers or other capital expenditures, our competitive position may diminish and our business, growth plans and results of operations may be harmed.

Our container lessees typically prefer newer containers. Also, a portion of our container fleet is disposed of due to age or other factors every year. To grow our business, we must add new containers to our fleet. We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to use borrowings under our revolving credit facility and our secured debt facility for such funding in the future. Future borrowings may not be available under our revolving credit facility or our secured debt facility, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our capital expenditures. We may not have access to the capital resources we desire or need to fund our capital expenditures. If we are unable to make the necessary capital expenditures, our fleet of containers may be less attractive to our container lessees and our business, results of operations and financial condition could suffer.

We derive a substantial portion of our revenue from each of our Container Ownership and Container Resale segments from a limited number of container lessees, and the loss of, or reduction in business by, any of these container lessees could harm our business, results of operations and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of our revenue and cash flow from a limited number of container lessees. Our business comprises four reportable segments for financial statement reporting purposes: Container Ownership, Container Management, Container Resale and Military Management. Revenue for our Container Ownership segment comes primarily from container lessees that lease containers from our owned fleet. Revenue for our Container Management segment is also primarily dependent on the lease revenue of those containers that we manage. Lease billings from our 25 largest container lessees by revenue represented $347.0 million or 75.9% of the total fleet container for the fiscal year ended December 31, 2008, with lease billings from our single largest container lessee accounting for $44.7 million, or 9.8% of container lease billings during such fiscal year.

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

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. In addition, shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. Some of these competitors have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could, if leased, lead to significant downward pressure on per diem rates, margins and prices of containers. Competition among container leasing companies depends upon many factors, including, among others: per diem rates; supply reliability; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. New entrants into the leasing business have been attracted by the high rate of containerized trade growth and the extent of investment from a number of container investors in recent years. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. Shipping lines may prefer to use containers they own instead of leasing containers from us. As a result, we may not be able to maintain a high utilization rate or achieve our growth plans.

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

We rely on our proprietary information technology systems to conduct our business. If these systems fail to perform their functions adequately, or if we experience an interruption in their operation, our business, results of operations and financial condition could be harmed.

The efficient operation of our business is highly dependent on our proprietary information technology systems. We rely on our systems to record transactions, such as repair and depot charges, purchases and disposals of containers and movements associated with each of our owned or managed containers. We use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio, reduce costs and improve customer service. We also rely on these systems for the accurate tracking of the performance of our managed fleet for each container investor. The failure of our systems to perform as we expect could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. Our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses. Even though we have developed redundancies and other contingencies to mitigate any disruptions to our information technology systems, these redundancies and contingencies may not completely prevent interruptions to our information technology systems. Any such interruptions could harm our business, results of operations and financial condition.

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

The U.S. military could inform us that containers they lease from us are unaccounted for, which could lead to the loss of future rental income.

Since the inception of our contract with the SDDC, the U.S. military has informed us that a total of 39,069 containers that they leased from us were unaccounted for. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers ceased. If the U.S. military informs us that additional containers that they lease from us are unaccounted for, future rental income that we receive from the U.S. military on containers that they lease from us could be adversely impacted, which would harm our business, results of operations and financial condition.

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

•	75% or more of our gross income in a taxable year is passive income, or

•	the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%.

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

Any of our direct or indirect U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if it is considered to be a personal holding company (“PHC”) for U.S. federal income tax purposes. This status depends on whether more than 50% of the subsidiary’s shares by value could be deemed to be owned (taking into account constructive ownership rules) by five or fewer individuals and whether 60% or more of the subsidiary’s adjusted ordinary gross income consists of “personal holding company income,” which includes certain forms of passive and investment income. The PHC rules do not apply to non-U.S. corporations. We believe that none of our U.S. subsidiaries should be considered PHCs except for one dormant and immaterial subsidiary that may be considered a PHC. In addition, we intend to cause our U.S. subsidiaries to manage their affairs in a manner that reduces the possibility that they will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership ( i.e., particularly as determined by constructive ownership rules), our U.S. subsidiaries may become PHCs in the future and, in that event, the amount of U.S. federal income tax that would be imposed could be material.

The U.S. government has special contracting requirements that create additional risks.

We have entered into a firm, fixed price, indefinite quantity contract with the Surface Deployment and Distribution Command (“SDDC”) to supply leased marine containers to the U.S. military. As an indefinite quantity contract, there is no guarantee that the U.S. military will pay more than the minimum guarantee, which guaranteed amount is substantially below the total amount authorized under the contract. Thus, the expected revenues from the SDDC contract may not fully materialize. In addition, there is no guarantee that the U.S. military will exercise any option terms beyond those currently exercised or that we will be awarded an additional period in year 10 of the SDDC contract, which award is also subject to us performing at a certain level under the contract. If we do not perform in accordance with the terms of the SDDC contract, we may receive a poor performance report that would be considered by the U.S. military in exercising its options to extend the term of the contract and in making any future awards. Accordingly, we cannot be certain that the term of the SDDC contract will be extended or that we will be awarded any future government contracts.

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

In addition, the U.S. government could bring criminal and civil charges against us based on intentional or unintentional violations of the representations and certifications that we have made in the SDDC contract. Although adjustments arising from U.S. government audits and reviews have not seriously harmed our business in the past, future audits and reviews could cause adverse effects. We could also suffer serious harm to our reputation if allegations of impropriety were to be made against us.

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

Our senior management has a long history in the container leasing industry, with our four most senior officers having an average of approximately 17 years of service with us and an average of 24 years in the container leasing industry. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruiting new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer. We have employment agreements with all of our executive officers.

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

We may incur costs associated with new cargo security regulations, which may adversely affect our business, results of operations and financial condition.

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the U.S. Moreover, the International Convention for Safe Containers, 1972, as amended, adopted by the International Maritime Organization, applies to containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products or our container lessees may require that we adopt such products. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our business, results of operations and financial condition.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We currently utilize three types of borrowings: (i) issuance of bonds; (ii) borrowings under a revolving credit facility and (iii) borrowings under a secured debt facility. Our revolving credit facility is a bank revolving facility involving a commitment to one of our subsidiaries, Textainer Limited (“TL”), of $205.0 million. Our secured debt facility is a conduit facility, which allows for recurring borrowings and repayments, granted to Textainer Marine Containers Limited (“TMCL”), which is a subsidiary of TL. TMCL is also the issuer of our bonds. We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to use borrowings under our revolving credit facility and our secured debt facility for such funding in the future. We intend for containers to be typically purchased by TL using proceeds from our revolving credit facility. TL then sells these containers at book value to TMCL, which then finances part of the purchase price with draw downs from our secured debt facility. In 2001 and 2005, at such time as the secured debt facility reached an appropriate size, the secured debt facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the secured debt facility reaches a balance of between $450.0 million and $475.0 million. This timing will depend on the level of future purchases of containers for our owned fleet.

As of February 28, 2009, we had (i) outstanding borrowings of $3.0 million under our revolving credit facility, (ii) $263.2 million of outstanding borrowings under our secured debt facility and (iii) $362.5 million outstanding under our bonds payable. We expect that we will maintain a significant amount of indebtedness on an ongoing basis.

Payments of principal on our secured debt facility are not scheduled to be due until July 1, 2010, although we have the option of repaying the principal on those borrowings at any time. If we do not refinance the secured debt facility prior to July 1, 2010, we will need to make monthly principal payments. Payments of principal on our bonds are due monthly. The borrowings and related interest under our revolving credit facility are due in full on April 22, 2013, although we have the option of repaying principal prior to that date. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all.

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

Our revolving credit facility, secured debt facility and bonds impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

Restrictions imposed by our revolving credit facility, secured debt facility and bonds may limit or prohibit, among other things, our ability to:

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

If we are unable to enter into interest rate swaps and caps on reasonable commercial terms or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to use borrowings under our revolving credit facility and our secured debt facility for such funding in the future. In 2001 and 2005, at such time as the secured debt facility reached an appropriate size, the facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the secured debt facility reaches a balance between $450.0 million and $475.0 million. As of February 28, 2009, we had (i) outstanding borrowings of $3.0 million under our revolving credit facility, (ii) $263.2 million of outstanding borrowings under our secured debt facility and (iii) $362.5 million outstanding under our bonds payable. All of these outstanding amounts are subject to variable interest rates. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. Our interest rate swap agreements have expiration dates between May 2009 and November 2013. Our interest rate cap agreements have expiration dates between May 2009 and November 2015. There can be no assurance that these interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. If we are unable to obtain such interest rate caps and swaps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

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

We may not be able to pay future dividends because they depend on future earnings, capital requirements, and financial condition. The declaration and payment of future dividends is at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) our revolving credit facility, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum net worth level (which level would decrease by the amount of any dividend paid) and (ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

Risks Related to Our Common Shares

The market price and trading volume of our common shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile.

The market price of our common shares has been, and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from an intra-day low of $5.40 per share to an intra-day high of $22.97 per share. If the market price of the shares declines significantly, the value of an investment in our common shares would decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

•	variations in our quarterly operating results;

•	failure to meet our earnings estimates;

•	publication of research reports about us, other intermodal container lessors or the container shipping industry or the failure of securities analysts to cover our common shares or our industry;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;

•	changes in our dividend payment policy or failure to execute our existing policy;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community;

•	changes or proposed changes in laws or regulations affecting the container shipping industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	deleveraging associated with the global financial crisis.

Recently and in the past, the stock market has experienced extreme price and volume fluctuations. These market fluctuations could result in extreme volatility in the trading price of our common shares, which could cause a decline in the value of your investment in our common shares. In addition, the trading price of our common shares could decline for reasons unrelated to our business or financial results, including in reaction to events that affect other companies in our industry even if those events do not directly affect us. You should also be aware that price volatility may be greater if the public float and trading volume of our common shares are low.

One of our shareholders, Halco Holdings Inc., is a company owned by a trust in which Trencor and certain of its affiliates are discretionary beneficiaries and could act in a manner with which other shareholders may disagree or that is not necessarily in the interests of other shareholders.

Halco Holdings Inc. (“Halco”) currently beneficially owns approximately 62.3% of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Six of our eleven directors are also directors of Trencor. In addition, Halco has the ability to control the management and affairs of our company. Halco may have interests that are different from yours. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquiror from attempting to obtain control of us, which in turn could reduce the price of our common shares.

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

Trencor currently has an indirect beneficiary interest in 62.3% of our issued and outstanding shares. The above requirements could limit our financial flexibility by, among other things, impacting our future ability to raise funds through the issuance of securities, preventing or limiting the use of our common shares as consideration in acquisitions, and limiting our use of option grants and restricted share grants to our directors, officers and other employees as incentives to improve the financial performance of our company.

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

We are a foreign private issuer and, as a result, under New York Stock Exchange rules, we are not required to comply with certain corporate governance requirements.

As a foreign private issuer, we are permitted by the New York Stock Exchange (“NYSE”) to comply with Bermuda corporate governance practice in lieu of complying with certain NYSE corporate governance requirements. This means that we are not required to comply with NYSE requirements that:

•	the board of directors consists of a majority of independent directors;

•	independent directors meet in regularly scheduled executive sessions;

•

the audit committee satisfy NYSE standards for independence (although we must still comply with independence standards pursuant to Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”));

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

Our board of directors has adopted an audit committee charter, a compensation committee charter and a nominating and governance committee charter. However, we use some of the exemptions available to a foreign private issuer. As a result, our board of directors may not consist of a majority of independent directors and our compensation committee may not consist of any or a majority of independent directors. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Required public company corporate governance and financial reporting practices and policies have increased our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

We are subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules that require us to conduct an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on the effectiveness of such internal controls over financial reporting. Our management may not be able to meet the regulatory compliance and reporting requirements that are applicable to us as a public company. If we are not able to meet the regulatory and reporting requirements that are applicable to us as a public company, our independent auditors may not be able to attest as to the effectiveness of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we disclose material weaknesses in our internal controls. In addition, if we fail to maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our common shares. Furthermore, testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. These regulations have increased our legal and financial compliance costs, we expect the regulations to make it more difficult to attract and retain qualified officers and directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

Our failure to comply with required public company corporate governance and financial reporting practices and regulations could materially and adversely impact our financial condition, operating results and the price of our common stock.

The Sarbanes-Oxley Act of 2002 requires that we maintain effective internal controls for financial reporting and disclosure controls and procedures. If we do not maintain compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, we could suffer a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our stock to decline. We can also be subject to sanctions or investigations by the NYSE, the Securities and Exchange Commission or other regulatory authorities for failure to comply with public company corporate governance and financial reporting practices and regulations.

Our internal controls over financial reporting may not detect all errors or omissions in the financial statements.

Section 404 of the Sarbanes-Oxley Act requires an annual management assessment of the effectiveness of internal controls over financial reporting and a report by our independent registered public accounting firm. If we fail to maintain the adequacy of internal controls over financial accounting, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 and related regulations. Although our management has concluded that adequate internal control procedures are currently in place, no system of internal controls can provide absolute assurance that the financial statements are accurate and free of material errors. As a result, the risk exists that our internal controls may not detect all errors or omissions in the financial statements.

A large number of shares that had been previously restricted from immediate resale are eligible for future sale into the public market. We may also issue additional shares without your approval. This could cause the market price of our common shares to decline significantly.

Sales of substantial amounts of common shares by our existing shareholders, or the perception that such sales will occur, may cause the market price of our common shares to decline significantly. Upon completion of our initial public offering in October 2007, our officers, directors and existing pre-IPO shareholders representing 96.6% of the pre-initial public offering shares were subject to lock-up agreements providing that they would not sell any of our common shares until 180 days from the date of our initial public offering, without the prior written consent of the representatives of the underwriters. Prohibitions on selling shares under these lock-up agreements expired in April 2008.

On December 10, 2007, we filed a registration statement on Form S-8 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), to register the common shares that we have subsequently issued and may issue in the future under our 2007 Share Incentive Plan, and such registration statement became effective upon filing. We have reserved a maximum of 3,808,371 common shares for issuance under our 2007 Share Incentive Plan. The common shares to be issued pursuant to awards under our 2007 Share Incentive Plan will be freely tradable under the Securities Act. Further, effective February 15, 2008, the SEC revised Rule 144, which provides a safe harbor for the resale of restricted securities, shortening applicable holding periods and easing other restrictions and requirements for resales by our non-affiliates, thereby enabling an increased number of our outstanding restricted shares to be resold sooner into the public market. If, as a result of the foregoing, a large number of our common shares are sold into the public market, or if there is an expectation of such sales, these sales or expectations of these sales, could reduce the trading price of our common shares and impede our ability to raise future capital.

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

Our business began operations in 1979. We reorganized our business in 1993 and incorporated Textainer Group Holdings Limited under the laws of Bermuda as a holding company of a group of corporations involved in the purchase, ownership, management, leasing and disposal of a fleet of intermodal containers. Textainer Group Holdings Limited is incorporated with an indefinite duration under registration number EC18896. Our common shares are listed on the New York Stock Exchange. Our registered office is located at 16 Par-La-Ville Road, Hamilton HM 08 Bermuda and our telephone number is (441) 296-2500.

We have three directly owned subsidiaries:

•

Textainer Equipment Management Limited (“TEM”), our wholly-owned subsidiary incorporated in Bermuda, which provides container management, acquisition and disposal services to affiliated and unaffiliated container investors;

•

Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via a subsidiary, Textainer Marine Containers Limited (“TMCL”), which is jointly owned with FB Transportation Capital LLC (“Fortis”), a Delaware corporation; and

•

Textainer Capital Corporation (“TCC”), our wholly-owned subsidiary incorporated in Delaware, which together with its subsidiary, was the former managing general partner of six California limited partnerships formed to invest in transportation equipment and which are now dissolved. This entity is currently not actively operating.

Our internet website address is www.textainer.com. The information contained on, or that can be accessed through, our website is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

Significant Events

On July 1, 2006, we purchased the exclusive rights to manage the approximately 315,000 TEU container fleet of Gateway Management Services Limited for $19.0 million (the “Gateway Transaction”). The purchase price will be fully amortized over the expected 11-year life of the contract on a pro-rata basis to the expected management fees.

On July 23, 2007, we purchased the exclusive rights to manage the container fleet of Capital Lease Limited, Hong Kong (“Capital”) for $56.0 million. Capital was the world’s eighth largest container leasing company as measured by fleet size according to Containerisation International Market Analysis: Container Leasing Market 2007, with over 500,000 TEU in its fleet. We began management of the Capital fleet on September 1, 2007. With this addition, we have over 2,000,000 TEU in our fleet. We funded the $56.0 million purchase price through a borrowing under our secured debt facility, subsequently repaid with a portion of the proceeds from our initial public offering. The purchase price will be fully amortized over the expected 12-year life of the contract on a pro-rata basis to the expected management fees.

The U.S. military informed us in April, May, August, September and December of 2008 that 11,144 containers that they leased from us were unaccounted for. Of this total, 5,138 were owned containers, 4,577 were managed for third party owners and 1,429 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record a $2.3 million gain on the owned and subleased portion of these unaccounted for containers during the fiscal year ended December 31, 2008. The U.S. military informed us in August and September of 2007 that 27,925 containers that they leased from us were unaccounted for. Of this total, 10,604 were owned containers, 12,657 were managed for third party owners and 4,664 were subleased. While future rental income from the U.S. military on these containers ceased due to the loss of these containers, we did record a $4.6 million gain on the owned and subleased portion of these unaccounted for containers during the fiscal year ended December 31, 2007.

We completed an initial public offering (“IPO”) of our common shares at $16.50 per share on October 15, 2007 and listed our common shares on the New York Stock Exchange under the symbol “TGH.” We sold an aggregate of 9,000,000 common shares and generated proceeds of $138.0 million, after deducting underwriting discounts and other offering expenses.

On November 1, 2007, our wholly owned subsidiary, TL purchased 3,000 additional Class A shares of TMCL for cash consideration of $71.1 million. TMCL, which operated as a joint venture between TL and Fortis, is engaged in the business of owning and leasing marine containers. TL’s total ownership interest in Class A common shares before and after the step acquisition was 50% and 75%, respectively. We have consolidated TMCL since the inception of the entity in 2001. We accounted for this transaction as a step acquisition, allocating the purchase price based on the fair value of the assets and liabilities acquired in proportion to the percentage of shares acquired. As a result of this purchase, TL and Fortis now hold voting interests in TMCL of 75% and 25%, respectively. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL. We anticipate the reduction in minority interest will result in lower minority interest expense in future periods. We do not believe the purchase price adjustments recorded will have a material impact on the results of operations of future periods.

On January 3, 2008, we announced that we had entered the refrigerated container market. We purchased approximately $48.2 million of new refrigerated containers in 2008.

On April 22, 2008, TL terminated its then-existing revolving credit facility that provided for an aggregate commitment amount of up to $75.0 million (which also included within such amount a $25.0 million letter of credit facility) (the “Prior Credit Facility”). On the same date, TL replaced the Prior Credit Facility with a new credit agreement, (the “2008 Credit Agreement”), with the same banks that were party to the Prior Credit Facility, as well as additional banks, to provide a new revolving credit facility (the “2008 Credit Facility”) in an aggregate commitment amount of up to $205.0 million (which also includes within such amount a $50.0 million letter of credit facility). The 2008 Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the 2008 Credit Facility at December 31, 2008 was based either on the U.S. prime rate or London Inter Bank Offered Rate (“LIBOR”) plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage.

On July 2, 2008, we extended our secured debt facility and increased the commitment from $300.0 million to $475.0 million. The secured debt facility provides for payments of interest only during an initial two-year revolving period, with a provision for the secured debt facility to then convert to a 10-year, but not to exceed 15-year amortizing note payable. Interest on the outstanding amount due under the secured debt facility is payable monthly in arrears and equals LIBOR plus 1.25% during an initial two-year revolving period. There is also a commitment fee of 0.20% to 0.30% on the unused portion of the secured debt facility, which is payable monthly in arrears.

Principal Capital Expenditures

Our capital expenditures for containers and fixed assets for fiscal years 2008, 2007 and 2006 were $320.2 million, $207.2 million and $104.8 million, respectively. We received proceeds from the sale of containers and fixed assets for fiscal years 2008, 2007 and 2006 of $68.3 million, $70.2 million and $34.1 million, respectively. In addition, we announced on January 3, 2008 that we had entered the refrigerated container market and began expanding our fleet to include refrigerated containers in 2008.

As all of our containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of our long-lived assets are considered to be international with no single country of use. Our capital requirements are primarily financed through cash flows from operations, our $475.0 million secured debt facility and our $205.0 million 2008 Credit Facility.

B.	Business Overview

Our Company

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 1.3 million containers, representing over 2,000,000 TEU. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels (“container vessel fleet size”). We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 100,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We believe we are also one of the two largest sellers of used containers among container lessors, having sold more than 170,000 containers during the last two years to more than 1,000 customers. We provide our services worldwide via a network of 14 regional and area offices and over 330 independent depots in more than 150 locations. Trencor, a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in four core segments.

•	Container Ownership. As of December 31, 2008, we owned containers accounting for approximately 43% of our fleet.

•

Container Management. As of December 31, 2008, we managed containers on behalf of 10 container investors, providing acquisition, management and disposal services. These managed containers account for 54% of our fleet.

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

•

Military Management. We lease containers to the U.S. military pursuant to a contract with the Surface Deployment and Distribution Command (“SDDC”) and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

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

We believe that our strategy of owning containers as well as managing containers for other container investors offers several benefits, including:

•	a larger fleet, which enables us to serve our shipping line customers more effectively;

•	an enhanced franchise value, market presence and economies of scale associated with a larger fleet;

•	the ability to leverage our existing infrastructure and workforce without increasing the capital at risk; and

•	a more balanced revenue and expense model.

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

For 2008, we generated revenues, income from operations and income before taxes of $277.1 million, $136.8 million and $84.4 million, respectively. For 2008, the proportion of our income before taxes generated from Container Ownership, Container Management, Container Resale and Military Management operating segments was 65%, 17%, 16% and 2%, respectively, before taking inter-segment eliminations into consideration. As of December 31, 2008, the utilization of our owned fleet was 94.8%.

Our container lessees use containers for their global trade utilizing many worldwide trade routes. We earn our revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of our leasing related revenues are denominated in U.S. dollars.

In the past, we have principally leased dry freight containers, which are by far the most common of the three principal types of intermodal containers. Dry freight intermodal containers are large, standardized steel boxes used to transport cargo by multiple modes of transportation, including ships, trains and trucks. On January 3, 2008, we announced that we had re-entered the refrigerated container market, which we had exited in the 1990’s. We purchased approximately $48.2 million of new refrigerated containers in 2008. Refrigerated containers have integral refrigeration units on one end that generally plug into an outside power source and are used to transport perishable goods. Compared to traditional shipping methods, intermodal containers typically provide users with faster loading and unloading as well as some protection from weather and potential theft, thereby reducing both transportation costs and time to market for our lessees’ customers.

We primarily lease containers under four different types of leases. Term leases, which provide a customer with a specified number of containers for a specified period of time, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions, represented 70.2% of our total on hire fleet as of December 31, 2008. Master leases, which provide a framework of terms and conditions valid for a specified period of time, typically one year, give customers greater flexibility than is typical in term leases and represented 23.2% of our total on hire fleet as of December 31, 2008. Spot leases, which provide the customers with containers for a relatively short lease period and fixed pick-up and drop-off locations, represented 3.2% of our total on hire fleet as of December 31, 2008. Finance leases, which provide customers an alternative means for purchasing containers, represented 3.4% of our total on hire fleet as of December 31, 2008.

Our expertise and flexibility in managing containers after their initial lease is an important factor in our success. The administrative process of leasing new containers is relatively easy because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. However, to successfully compete in our industry, we must not only obtain favorable initial long-term leases for new containers, but also increase the return generated by these containers throughout their useful life in marine service and their ultimate sale into the secondary market. To do that, we focus on renewing or extending our long-term container leases beyond their expiration date (typically three to five years from the start of the lease). In addition, we attempt to negotiate favorable return provisions, maintain an active presence in the master and spot lease markets, and work to increase our options for disposing of off-lease containers so that we have attractive alternatives if it is not possible to achieve reasonable renewal or extension of terms with the current lessee. Unlike some of our competitors, we have the capability and the infrastructure to re-lease or dispose of our containers at comparatively attractive terms, which increases our leverage with the lessees.

We believe that we have the ability to reposition containers that are returned in lower demand locations to higher demand locations at relatively low cost as a result of our experienced logistics team. Our large customer base of more than 400 lessees increases our ability to re-lease containers under master and other short-term lease terms. Our contract to supply leased containers to the U.S. military enables us to supply containers in their demand locations, which are often lower demand locations for our shipping line customers. Our Container Resale segment is also positioned to sell the containers and optimize their residual value in multiple markets, including lower demand locations. This “life cycle” system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become the world’s largest container lessors and led to 22 consecutive years of profits.

Industry Overview

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (“ISO”). The industry-standard measurement unit is the Twenty-Foot Equivalent Unit, or TEU, which compares the length of a container to a standard 20’ container. For example, a 20’ container is equivalent to one TEU and a 40’ container is equivalent to two TEU. Standard dry freight containers are typically 8’ wide, come in lengths of 20’, 40’ or 45’ and are either 8’6” or 9’6” high. The three principal types of containers are described as follows:

•

Dry freight standard containers. A dry freight standard container is constructed of steel sides, roof, an end panel on one end and a set of doors on the other end, a wooden floor and a steel undercarriage. Dry freight standard containers are the least expensive and most commonly used type of container. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel. According to the latest available data, dry freight standard containers comprised approximately 89.5% of the worldwide container fleet, as measured in TEU, at mid-2008.

•

Dry freight specialized containers. Dry freight specialized containers consist of open-top and flat-rack containers. An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery. According to the latest available data, dry freight specialized containers comprised approximately 3.5% of the worldwide container fleet, as measured in TEU, at mid-2008.

•

Other containers. Other containers include refrigerated containers, tank containers, 45’ containers, pallet-wide containers and other types of containers. The two most prominent types of such containers are refrigerated containers and tank containers. A refrigerated container has an integral refrigeration unit on one end which generally plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids. According to the latest available data, other containers comprised approximately 7.0% of the worldwide container fleet, as measured in TEU, at mid-2008.

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

According to Containerisation International, World Container Census 2008, container lessors owned approximately 41.4% of the total worldwide container fleet of 24.8 million TEU as of mid-2007. The percentage of leased containers utilized by shipping lines ranged from 41% to 54% from 1980 through 2007 and may increase in the next few years, given limited access to credit and competing needs for capital expenditures by our customers. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing flexibility to manage the availability and location of containers;

•	increasing the shipper’s ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Chinese New Year; and

•	reducing their capital expenditures.

While international containerized trade has grown rapidly and been consistently positive for the last twenty-six years, the global financial crisis accelerated and the global recession deepened during the second half of 2008 and global containerized cargo volume growth contracted on some trade routes in the fourth quarter of

2008. A number of forecasters are projecting that global containerized cargo volumes may shrink in 2009. Though we cannot predict the extent, timing or ramifications of the global financial crisis and the global recession, we believe that the current downturn in the world’s major economies and the constraints in the credit markets is likely to cause containerized cargo volume growth to slow or contract on some trade routes in 2009.

The shipping business has also been characterized by cyclical swings due to lengthy periods of excess or scarce vessel capacity. We believe that these sustained periods of vessel supply/demand imbalances are mainly a function of the multi-year ordering and production cycle associated with the manufacture of new vessels, which requires shipping lines to estimate market growth many years into the future. Container leasing companies are partially insulated from the risks of these shipping cycles by the relatively short production time associated with the manufacture of new containers. Lead-times for new container orders are typically only a few months, so the rate of new container ordering can be quickly adjusted to reflect unexpected market changes.

Additionally, for most leasing companies, the percentage of containers on long-term lease has grown over the past ten years, while the percentage on master lease has declined. As of December 31, 2008, approximately 70% of our total on hire fleet was on long-term leases, compared to approximately 21% ten years ago. As a result, changes in utilization have become less volatile for most leasing companies.

According to Containerisation International Market Analysis, July 2008, intermodal leasing companies, as ranked by total TEU, are as follows:

Company	TEU(1)
Textainer Group	2,041
Florens Group(2)	1,640
Triton Container Intl.	1,439
TAL International	1,006
Seacastle	815
GESeaCo	808
CAI-International Inc.	767
UES-Unit Equipment Services	480
Gold Container	480
Cronos Group	415
Dong Fang	275
XINES Ltd.	155
Amphibious Container Leasing Limited	147
CARU Schouten	90
Blue Sky Intermodal	85
Waterfront Cont. Leasing	80
Beacon Intermodal	68
Capital Intermodal	30
C&CL International	25
Other	239

Grand Total	11,085

(1)	TEU numbers in thousands.

(2)	Includes containers leased to Cosco Container Lines.

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

•

Experienced Management Team. Our senior management has a long history in the industry. Our four most senior officers have an average of approximately 17 years of service with us and an average of 22 years in the container leasing industry. They have been through many business cycles, and understand the key drivers of the container leasing business.

•

Proprietary Information Technology Systems. We have developed proprietary IT systems that allow us to monitor container status and offer our customers a high level of service. Our systems include internet-based updates regarding container availability and booking status. We also have the ability to produce complete management reports for each portfolio of containers we own and manage.

•

Strong, Long-standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. Our top 25 customers, as measured by revenue, have leased containers from us for an average of over 23 years. Our customers include each of the world’s 20 largest shipping lines, as measured by container vessel fleet size.

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

Business Strategies

We intend to grow our business profitably by pursuing the following strategies:

•

Leverage Our Status as the Largest Intermodal Container Lessor and Consistent Purchaser in the Industry. While a number of our competitors’ purchasing patterns have fluctuated over time, we have been a consistent purchaser of containers and intend to continue to make regular purchases of containers, as they become available, to replace older containers and increase the size of our fleet, thereby maintaining what we believe to be one of the youngest fleet age profiles among major lessors. We believe that our scale, consistent purchasing habits, and maintenance of a young fleet age profile have provided us with a competitive advantage that we will continue to exploit by maintaining strong relationships with manufacturers and growing our market share with our existing customers.

•

Pursue Attractive Acquisitions. We will continue to seek to identify and acquire attractive portfolios of containers, both on an owned and on a managed basis, to allow us to grow our fleet profitably. There has been significant consolidation in our industry. We believe that this trend will continue and will likely offer us opportunities for growth. We also believe that the current downturn in the world’s major economies and the constraints in the credit markets may also result in potential acquisition opportunities. As a result of renewing, amending and expanding our credit facilities, we have more than $300 million in liquidity with our credit facilities and available cash and maintain low leverage relative to past levels. Despite the difficulty in projecting future results in the current economic environment, we intend to actively seek accretive acquisition opportunities in the near future.

•

Purchase and Leaseback Transactions. We believe that the challenges facing our industry, which are noted above, may also allow us to grow through the purchase and leaseback of customer-owned containers. These purchase and leaseback transactions can be attractive to our customers because they free up cash for their other capital needs, such as vessel financing. We expect these purchase and leaseback transactions will enable us to buy attractively priced containers from customers and place them on leases for the remainder of their marine service lives.

•	Continue to Focus on Operating Efficiency. We have a low cost structure, having brought down our fleet management cost from $0.087 per CEU per day to $0.030 per CEU per day and grown the number of CEU in our fleet per employee from 3,768 to 15,166, in each case over the last 10 years. Furthermore, we believe that we can continue to grow our fleet and therefore our revenue without a proportionate increase in our headcount, thereby spreading our operating expenses over a larger base and helping to improve our profitability.

•

Extend the Lease of In-fleet Containers. Since many shipping lines are currently finding it difficult to access debt financing, but still must utilize scarce capital to finance vessels, it is possible that they will conclude in 2009, as they did in 2008, that it will be more cost-effective to extend leases of in-fleet containers than either to buy containers at higher prices or to lease new containers. Additionally, in order to keep our utilization as high as possible during the current economic downturn, our focus is to extend the leases of in-fleet containers as shipping lines seek to reduce operating costs because of declining freight rates.

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

•

Grow Our U.S. Military Management Business. Our status as the main provider of leased intermodal containers to the U.S. military has resulted in a complementary source of demand for containers, usually in locations with lower shipping line demand, which grants us more flexibility in managing the remainder of our fleet. We seek to broaden and deepen our relationship with the U.S. military in order to provide the best possible customer service, while continuing to grow the business. We are currently in the fifth year of the SDDC contract, which, subject to yearly performance review and contract confirmation, may be renewed by the U.S. military on a yearly basis for a total contract period of up to ten years. Our latest performance rating in 2008 was “Excellent” with a score of 93.7%.

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

Operations

We operate our business through a network of 14 regional and area offices and over 330 independent depots in more than 150 locations. We maintain four regional offices as follows:

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

Our Container Fleet

As of December 31, 2008, we operated 2,043,778 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size, when new containers become available. We purchased an average of 100,000 TEU per year over the past 10 years. Our ability to invest in our fleet on a consistent basis has been instrumental in our becoming the world’s largest container lessor. Our container fleet consists primarily of standard dry freight containers. However, as part of our entry into the refrigerated container market, which we announced on January 3, 2008, we have expanded our fleet to include refrigerated containers. The containers that we lease are either owned outright by us, owned by third parties and managed by us or leased-in from third parties. The table below summarizes the composition of our fleet, in TEU, by type of containers as of December 31, 2008 (unaudited):

	Standard Dry Freight	Dry Freight Specialized	Total	Percent of Total Fleet
Managed	1,096,013	12,254	1,108,267	54.2%
Owned	858,675	11,530	870,205	42.6%
Finance leases and sub-leased units	62,899	2,407	65,306	3.2%

Total fleet	2,017,587	26,191	2,043,778	100.0%

The amounts in the table above did not changed significantly from December 31, 2008 to the date of this Annual Report on Form 20-F.

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

Term leases

Term leases provide a customer with a specified number of containers for a specified period, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease. Such leases provide us with enhanced cash flow certainty due to their extended duration and typically carry lower per diem rates than other lease types. As of December 31, 2008, 70.2% of our total on hire fleet, as measured in TEU, was on term leases.

As of December 31, 2008, our term leases had an average remaining duration of 1.8 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, our containers typically remain on-hire at the contractual per diem rate for an average of an additional 13 months beyond the end of the contractual lease term, for leases that are not extended, due to the logistical requirements our customers face by having to return containers to specific drop-off locations.

The following are the minimum future rentals for our total fleet at December 31, 2008, due under long-term leases (in thousands):

2009	$78,812
2010	55,531
2011	44,046
2012	28,996
2013 and thereafter	34,814

$242,199

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

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off port limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. A subset of master leases is our special leases, which are predominately round-trip Asia leases, allowing customers to return containers at any time but with restrictions on drop-off locations, generally in higher demand locations in Asia. As of December 31, 2008, 23.2% of our total on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2008, 3.2% of our total on hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years, usually the remainder of the container’s useful life in marine services, and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under term leases. Finance leases require the container lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct finance leases” on our balance sheet. As of December 31, 2008, approximately 3.4% of our total on hire fleet, as measured in TEU, was on finance leases with an average remaining term of 2.5 years.

Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2008, DPP revenue was 3% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that would cover loss of revenue as a result of default under all of our leases, as well as the recovery cost or replacement value of all of our containers.

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

•

Consistently purchasing containers in the PRC. We purchase all of our new containers from manufacturers in the PRC. Certain ports in the PRC, including the locations where we purchase containers, are also generally higher demand locations. By consistently purchasing containers in the PRC, we have increased flexibility to reposition our existing containers to other higher demand locations while still maintaining good coverage of the locations in the PRC.

•

Diversifying our customers. We have sought to diversify our customers and correspondingly, the locations where containers are needed around the world. The U.S. military often requires containers in lower demand areas, which then allows us more flexibility in repositioning our containers.

Depot Management

As of December 31, 2008, we managed our container fleet through more than 330 independent container depot facilities in more than 150 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot contracts and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We also supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2008, a large majority of our off-lease inventory was located at depots that are able to report notice of container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

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

Management Services

As of December 31, 2008, we owned approximately 43% of the containers in our fleet, and managed the rest, equaling 1,108,267 TEU, on behalf of 10 container investors. We earn acquisition, management and disposal fees on managed containers. Our IT systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1 to 2% of the purchase price; daily management fees of 8 to 13% of net operating income; and disposal fees of 10% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $28.6 million, $24.1 million and $16.2 million for the years 2008, 2007 and 2006, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine services of the containers subject to the agreement.

Resale of Containers

Our Container Resale segment sells containers from our fleet, at the end of their useful lives in marine service, typically about 12 years, or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a global team of 21 container sales and operations specialists in five offices globally that manage the sale process for these used containers as of December 31, 2008. We believe our Container Resale segment is one of the two largest sellers of used containers among container lessors, selling more than 170,000 containers during the last two years to more than 1,000 customers. Our Container Resale segment has become a significant profit center for us. From 2004 through 2008, this division has generated $30.0 million in income before taxes, including $14.2 million in fiscal year 2008. We generally sell to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

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

The SDDC is the only lessee for which we are required, under the SDDC contract, to provide all containers that they request. In the event that containers are not available within our fleet, we fulfill our obligations under the SDDC contract by purchasing new or used containers or subleasing containers and equipment from other leasing companies. This contract also allows the U.S. military to return containers in many locations throughout the world, but the rate of return of containers that we have experienced to date has been very low. Since the inception of the SDDC contract, we have delivered or transitioned more than 111,000 containers and chassis to the U.S. military, of which fewer than 31,000 containers have been returned. However, over 39,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated value for each such container. The SDDC contract was awarded with a one-year base period, with four one-year extension options, and with a potential for up to five additional one-year “award terms,” which award terms will be considered and awarded based on an annual performance review and confirmation. We have been informed that we have been awarded our fourth SDDC contract extension, at this stage extending the term until June 23, 2012. We also received an “Excellent” rating for our performance under the SDDC contract for 2008 (the last period reviewed), pursuant to the annual performance review required thereunder. If we continue to receive such high evaluations, the total contract period under the SDDC contract could extend for the full ten years.

The U.S. military informed us in April, May, August, September and December of 2008 that 11,144 containers that they leased from us were unaccounted for. Of this total, 5,138 were owned containers, 4,577 were managed for third party owners and 1,429 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record a $2.3 million gain on the owned and subleased portion of these unaccounted for containers during the fiscal year ended December 31, 2008. The U.S. military informed us in August and September of 2007 that 27,925 containers that they leased from us were unaccounted for. Of this total, 10,604 were owned containers, 12,657 were managed for third party owners and 4,664 were subleased. While future rental income from the U.S. military on these containers ceased due to the loss of these containers, we did record a $4.6 million gain on the owned and subleased portion of these unaccounted for containers during the fiscal year ended December 31, 2007.

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

Other factors reducing losses due to default by a lessee or customer include the strong growth in the container shipping industry, effective collection tools, our high recovery rate for containers in default situations and the re-marketability of our container fleet. The strong growth in the container shipping industry helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, have historically been needed to meet the demand for world containerized trade. As a result, poorly performing shipping lines are often acquired by other shipping lines. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults, in addition to the insurance that our customers are required to obtain.

During 2006 through 2008, we recovered, on average, approximately 64% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, all recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables have averaged less than 1.0% of our total operating revenue over such period, and we believe that our receivables and days outstanding are low for the container leasing industry.

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

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2008, our global sales and customer service group consisted of approximately 73 people, with 19 in North America, 37 in Asia and Australia, 12 in Europe and 5 in Africa.

Customers

We believe that our staff, organization and long presence in the business has resulted in very strong relationships with our shipping line customers. Our top 25 customers, as measured by lease billings, have leased containers from us for an average of over 23 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 2.5. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. We had no customer that individually accounted for over 10% of our lease billings in 2008, 2007 and 2006. Our top 25 customers include 20 of the 25 largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to more than 400 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. military. Our five largest customers accounted for approximately 34.0% of our total owned and managed fleet’s 2008 lease billings. Our top five customers by lease billings in 2008 were CMA-CGM , Hapag-Lloyd AG, Evergreen Marine Corp Ltd., A.P. Møller—MAERSK A/S, and Orient Overseas Container Line. Our largest customer is CMA-CGM, representing approximately 9.8% of our total owned and managed fleet’s 2008 lease billings. For the fiscal years ended December 31, 2008, 2007 and 2006, lease billings from our 25 largest container lessees by lease billings represented 75.9%, 78.4% and 80.7% of our total owned and managed fleet’s container leasing billings, respectively, with lease billings from our single largest container lessee accounting for $44.7 million, $33.0 million and $28.9 million or 9.8%, 8.4% and 9.0% of our total owned and managed fleet’s container lease billings during the respective periods. A default by any of these major customers could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

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

Competition

According to the latest available data, the top ten container leasing companies control approximately 89%, and the top five container leasing companies control approximately 63%, of the total equipment held by all container lessors. According to this data, we are the world’s largest lessor of intermodal containers based on fleet size and we manage approximately 18% of the equipment held by all container leasing companies. The customers for leased containers are primarily international shipping lines.

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

Legal Proceedings

On April 18, 2005, Textainer Equipment Income Fund; Textainer Equipment Income Fund II, L.P.; Textainer Equipment Income Fund III, L.P.; Textainer Equipment Income Fund IV, L.P.; Textainer Equipment Income Fund V, L.P.; and Textainer Equipment Income Fund VI, L.P. (collectively, the “TEIF Partnerships”), sold substantially all of their assets to RFH, Ltd. (“RFH”). At the time of this sale transaction, RFH engaged TEM, one of the general partners in each of the TEIF Partnerships, to manage the containers RFH bought.

Five lawsuits were filed between March 2005 and June 2007 in California state and federal court, initiated by certain limited partners of the TEIF Partnerships. The state cases were consolidated into one action in San Francisco Superior Court.

A second amended consolidated complaint was filed in the state action on June 7, 2007. The named plaintiffs in the consolidated state action were Leonard Labow, Alan P. Gordon (as Trustee), Michael S. Schwartz (as Trustee of various trusts) and Stephen L. Craig. Plaintiffs sued Textainer Financial Services Corporation (“TFSC”), TEM, TL, TCC, and RFH, Ltd asserting claims for alleged breach of fiduciary duty, and alleged aiding and abetting breach of fiduciary duty. These claims are based on alleged self-dealing, conflicted transactions, and lack of due care in entering into the asset sale. The complaint seeks an unspecified amount of damages, equitable relief, interest, fees and costs.

In the federal case, plaintiff Stephen L. Craig sued TEM, TFSC, TCC, TL, Textainer Group Holdings, Ltd., John Maccarone and RFH, Ltd. Asserting claims similar to the claims in the state action and violations of federal securities laws because proxy statements issued in connection with the sale of assets were allegedly materially false or misleading. The lawsuit sought equitable relief and an unspecified amount of damages, interest, fees and costs. The federal action was dismissed with prejudice on January 10, 2007, and has since been appealed. Oral argument on the appeal was held before the Ninth Circuit Court of Appeals on October 22, 2008.

On February 5, 2009, plaintiffs in the state case, plaintiff in the federal case, and the Textainer defendants reached a settlement agreement under which Textainer’s insurer will pay a total of $10 million to the plaintiffs on defendants’ behalf. On February 11, 2009, the Court gave the settlement agreement its preliminary approval, and a hearing regarding final approval of the settlement agreement is expected to take place in state court on April 21, 2009.

On November 24, 2008, the Ninth Circuit granted the federal parties’ joint motion for a stay in proceedings and deferral of decision in order to finalize settlement proceedings. The motion to stay was continued on January 23, 2009, and the parties expect to seek dismissal of the federal case on April 23, 2009.

In addition, in 2005 the Company reserved $2.5 million to resolve a dispute with a container manufacturer. The Company paid $1,300 pursuant to a court order. On November 28, 2006, the Company and its parent company, Trencor Limited, entered into a letter agreement related to a settlement with this container manufacturer and the sale of a South African container manufacturing plant. This container manufacturer owed money to Trencor and had claims against the Company. Pursuant to this letter agreement, the container manufacturer agreed to return the plant to Trencor in lieu of its liabilities and the Company agreed to cover Trencor’s losses upon the sale of the plant, up to a limit of $750, in settlement of the container manufacturer’s claims against them. A $450 reduction in the reserve was released to income in the fourth quarter of 2006. On August 23, 2007, Trencor entered into a sale agreement with a third party to sell the plant for an amount that would not result in any loss being recorded. This sale was subject to certain conditions and the receipt of funds from the buyer of the plant, both of which were met in 2008. As a result, the Company reduced its reserve in entirety in the second quarter of 2008.

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

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for TMCL. TMCL, a joint venture involving TL and Fortis, a subsidiary of Fortis Bank (Nederland) N.V. As of December 31, 2008, TL held an 82.4% economic ownership interest and Fortis held a 16.1% economic ownership interest in TMCL. TL also holds 75% of the voting rights and Fortis holds 25% of the voting rights of TMCL.

Our principal shareholder, Halco Holdings Inc. (“Halco”), is owned by a discretionary trust with an independent trustee in which Trencor Limited and certain of its affiliates are the sole discretionary beneficiaries. Halco, which owned approximately 62.3% of our outstanding share capital as of December 31, 2008, is the wholly-owned subsidiary of the Halco Trust. Trencor is a South African container public company, listed on the JSE in Johannesburg, South Africa. Trencor was founded in 1929, and currently has businesses owning, leasing and managing marine cargo containers and finance related activities. Mobile Industries Limited (“Mobile Industries”), a holding company listed on the JSE, owns a 46.3% interest of Trencor and the family interests of our directors Neil I. Jowell and Cecil Jowell have a significant percentage in Mobile Industries with Neil and Cecil Jowell being directors of that company. In addition, the protectors of the Halco Trust are Neil I. Jowell, the chairman of both our board of directors and the board of directors of Trencor, and Cecil Jowell and James E. McQueen, members of our board of directors and the board of directors of Trencor. The protectors of the trust have the power, under the trust documents, to appoint or remove the trustee. The protectors cannot be removed and have the right to nominate replacement protectors. In addition, any changes to the beneficiary of the Halco Trust must be agreed to by both the independent trustee and the protectors of the trust.

D.	Property, Plant and Equipment

As of December 31, 2008, our employees were located in 14 regional and area offices in 13 different countries. We have two offices in the U.S., including our administrative office in San Francisco, California and another office in Hackensack, New Jersey. We have 12 offices outside the U.S. in New Malden, United

Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Jakarta, Indonesia; Port Kelang, Malaysia; Hong Kong, and Shanghai, China. We lease all of our office space. The lease for our San Francisco office expires in December 2016 and the lease for our Hackensack, New Jersey office expires in April 2012. In addition, we have agents who represent us in India, Pakistan, Sri Lanka, Thailand, and Vietnam. We also maintain a registered office in Bermuda, where Textainer Group Holdings Limited is incorporated.

We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly in Item 3, “Key Information—Risk Factors.”

Dollar amounts in this section of this Annual Report on Form 20-F are expressed in thousands of U.S. dollars unless otherwise indicated.

Executive Summary

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 1.3 million containers, representing over 2,000,000 TEU. Our net income during 2008 was the highest in our history and we recorded impressive results in virtually every area of our business, despite the economic turmoil that began in the second half of the year. Specifically, we increased long-term lease originations, maintained high utilization rates, realized historically high margins on container sales, renewed and expanded our debt facilities and entered into the refrigerated container market. While the overall demand for our containers started to decline in the fourth quarter of 2008, utilization averaged 94.8% for the year. This high utilization for the year further supports our strategy of securing a large portion of our containers on long-term contracts with a diverse group of shipping lines. In addition, our container resale segment had the best year in its history. Full year resale income before taxes of $14.3 million exceeded last year’s record results by $4.0 million, or 38%. However, the challenges encountered in the second half of 2008 from the global financial crisis are expected to have a deepening impact on 2009. Refer to our “2009 Outlook” for further discussion.

Our business comprises four reportable segments for financial reporting purposes: Container Ownership, Container Management, Container Resale and Military Management. Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	terrorist attacks, the threat of such attacks or the outbreak of war and hostilities.

Lease rates and the demand for leased containers remained strong during 2008, which allowed us to lease new containers almost immediately after we purchased them with very little remarketing risk. We have also experienced a significant increase in resale prices for our containers over the past few years as a result of a lower number of containers available for sale due to higher utilization and the increased cost of new containers. Based on this extended period of higher container resale values and an expectation that new equipment prices will remain near current levels, we increased the estimated residual value of our containers during 2008. For further details of these and other factors which may affect our business and results of operations, see Item 3, “Key Information—Risk Factors.”

2009 Outlook

Industry

During the second half of 2008, a global financial crisis, particularly affecting the credit markets as well as equity markets, accelerated and the global recession deepened. Though we cannot predict the extent, duration or ramifications of the current global financial crisis and the global recession, we believe that the current downturn in the world’s major economies and the constraints in the credit markets are likely to cause containerized cargo volume growth to slow or contract on some trade routes in 2009. Typically, a slowdown or contraction in containerized cargo volume growth leads to a surplus of containers, lower utilization, higher direct costs (mainly storage costs), weaker shipping lines going out of business and a reduction in the size of container fleets.

Operations

Although our utilization reached a record high during 2008, redeliveries of containers have recently increased significantly with a notable decline in leaseouts, contributing to a decline in utilization. We have been advised by some of our customers that heavy redeliveries are likely to continue through April of 2009. Approximately 80% of these redeliveries have been in Asia, where we expect demand for containers to increase to the extent that market conditions improve. This should help mitigate empty repositioning costs that we might otherwise incur. In addition, we are rationing remaining storage space in some locations due to a lack of storage space. Finally, to date, there have been four bankruptcies and defaults among our smaller customers, totaling about 1% of our owned and managed fleets, in which a substantial portion of the containers have already been recovered or are in the process of being recovered. In 2009, we expect that there could be more bankruptcies and demands for rental rate discounts.

We do not currently anticipate that a large long-term surplus of leased containers will develop, due to a substantial decline in production of new containers and an increase in disposal rates for older standard dry freight containers by shipping lines and lessors. Most factories that produce containers have been closed and the companies operating them have indicated that they will not reopen these factories at least until April 2009. Since many shipping lines are currently finding it difficult to access debt financing, but still must utilize scarce capital to finance vessels, it is possible that they will conclude in 2009, as they did in 2008, that it will be more cost-effective to extend leases of in-fleet containers than either to buy containers at higher prices or to lease new containers. Additionally, in order to keep utilization as high as possible during the current economic downturn, our main focus is to extend the leases of in-fleet containers as shipping lines seek to reduce operating costs because of declining freight rates.

Strategic Focus

Our long-term strategy is to grow both organically and through acquisitions. We believe that the challenges facing our industry, which are noted above, may result in potential acquisition opportunities. As a result of renewing, amending and expanding our credit facilities in 2008, we have more than $300 million of liquidity with our credit facilities and available cash and maintain low leverage relative to past levels. Despite the difficulty in projecting future results in the current economic environment, we intend to actively seek accretive acquisition opportunities in the months ahead.

Another possible area for growth we intend to pursue is the purchase and leaseback of customer-owned containers. These purchase and leaseback transactions can be attractive to our customers because they free up their cash for other capital needs, such as vessel financing. We expect these purchase and leaseback transactions will enable us to buy attractively priced containers from customers and place them on leases for the remainder of their marine service lives.

Revenue

Our revenue comprises lease rental income, management fees, trading container sale proceeds and gain on sale of containers, net.

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

Utilization is a key performance indicator that demonstrates how much of our equipment is on lease at a point in time or over a period of time. We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease. Prior to 2007, we calculated containers available for lease to include all containers in our fleet. Utilization figures in this Annual Report on Form 20-F for periods prior to 2007 are calculated in this manner. Starting in 2007, to conform to the method used by most of our competitors, we began calculating containers available for lease by excluding containers that have been manufactured for us but have not been delivered yet to a lessee and containers designated as held-for-sale units. This change in the method of calculating utilization causes our utilization rate to appear higher than under the former methodology, but has no effect on the amount of lease rental income earned. Our utilization is primarily a function of our current lease structure, overall level of container demand, the location of our available containers and prevailing lease terms by location. The location of available containers is critical because containers available in high-demand locations are more readily leased and are typically leased on more favorable terms than containers available in low-demand locations.

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

Gain on Sale of Containers, net. Gain on sale of containers, net, represents the excess of the sale price of our owned fleet containers over their net book value at the time of sale. Containers are generally sold at the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses.

Operating Expenses

Our operating expenses include direct container expenses and depreciation of container rental equipment applicable to our owned containers, as well as general and administrative expenses for our total fleet.

Direct Container Expenses. Storage, handling, maintenance, repositioning and other direct container expenses are operating costs of our owned fleet. Storage and handling expenses occur when our customers drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other direct container expenses include maintenance expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Storage, handling, maintenance, repositioning and other direct container expenses are directly related to the number of containers in our owned fleet and inversely related to our utilization rate for those containers. As utilization increases, we typically have lower storage, handling, maintenance and repositioning expenses. We use the direct expense method of accounting for maintenance and repairs.

Our leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. We also offer a DPP pursuant to which the lessee pays a fee over the term of the lease (per diem) in exchange for not being charged for certain damages at the end of the lease term. This revenue is recognized as earned over the term of the lease. We do not recognize revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended.

Cost of Trading Containers Sold. We buy used containers for resale, primarily from shipping lines. Cost of trading containers sold represents the cost of these containers and is recognized as an expense at the time the containers are sold.

Depreciation Expense. We depreciate our containers on a straight-line basis over a period of 12 years to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimate accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning in the third quarters of 2008 and 2006, depreciation of our existing owned fleet decreased as a result of an increase in our estimate of the residual values of our containers. However, this decrease could be partially or totally offset as a result of an increase in the size of our owned fleet in subsequent periods.

Amortization Expense. Amortization expense represents the amortization of the price paid for the rights to manage the container fleets of Gateway Management Services Limited (“Gateway”) and Capital Lease Limited, Hong Kong (“Capital”). The purchase price is being amortized over the expected useful life of the contracts on a pro-rata basis to the expected management fees.

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

Long-term Incentive Compensation Expense. Long-term incentive compensation expense represents costs recorded for share-based and cash compensation that vests over several years in which most company employees participate.

Bad Debt Expense, net. Bad debt expense, net, represents the amounts recorded to provide for an allowance for the doubtful collection of accounts receivable for the owned fleet.

A.	Operating Results

Comparison of the Years Ended December 31, 2008, 2007 and 2006

The following table summarizes our total revenues for the years ended December 31, 2008, 2007 and 2006 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2008	2007	2006	2008 and 2007	2007 and 2006
	(Dollars in thousands)
Lease rental income	$198,600	$192,342	$186,093	3.3%	3.4%
Management fees	28,603	24,125	16,194	18.6%	49.0%
Trading container sales proceeds	34,231	25,497	14,137	34.3%	80.4%
Gain on sale of containers, net	15,647	13,544	9,558	15.5%	41.7%
Other, net	—	284	480	(100.0%)	(40.8%)

Total revenues	$277,081	$255,792	$226,462	8.3%	13.0%

Lease rental income increased $6,258 (3.3%) from 2007 to 2008. This included a $11,828 increase due to a 6.8% increase in fleet size, a $2,165 increase in finance lease income, a $1,920 increase due to a 1.1 percentage point increase in utilization and a $847 increase in handling income, partially offset by a $6,476 decrease due to a 3.6% decrease in per diem rental rates, a $2,400 decrease in geography income (drop-off charges and pick-up charges and credits), a $963 increase in amortization of acquired above-market leases related to Textainer Limited’s (“TL”) purchase of 3,000 additional shares of Textainer Marine Containers Limited’s (“TMCL”) on November 1, 2007, a $496 decrease in DPP income and a $398 decrease in military sublease income. Lease rental income increased $6,249 (3.4%) from 2006 to 2007. This included a $12,118 increase due to a 7.6% increase in fleet size, a $827 increase in geography income and a $478 increase in finance lease income, partially offset by a decrease of $5,290 due to a 3.1% decrease in per diem rental rates, a decrease of $1,319 due to a 0.8% decrease in utilization and a $415 decrease in military sublease income.

Management fee revenue increased $4,478 (18.6%) from 2007 to 2008 primarily due to $5,899 in additional fees earned from managing the Capital lease fleet, partially offset by a $1,421 decrease due to a net decrease in the size of the fleets managed for other container investors. Management fee revenue increased $7,931 (49.0%) from 2006 to 2007 primarily due to $7,096 in additional fees earned from managing the Gateway and Capital lease fleets.

Trading container sales proceeds increased $8,734 (34.3%) from 2007 to 2008. $4,084 of this increase was due to a 16.0% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell and $4,650 of this increase was due to an increase in average proceeds of $216 per unit. However, given the decline in the availability of trading containers, trading container sales are unlikely to continue at the same pace in 2009 as they did in 2008. Trading container sales proceeds increased $11,360 (80.4%) from 2006 to 2007. $10,204 of this increase was due to a 72.2% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell and $1,156 of this increase was due to an increase in average proceeds of $62 per unit.

Gain on sale of containers, net, increased $2,103 (15.5%) from 2007 to 2008. $4,751 of the increase was due to an increase of $158 in average sales proceeds per unit, partially offset by a $2,648 decrease due to a 19.6% decrease in the number of containers sold. Gain on sale of containers, net, increased $3,986 (41.7%) from 2006 to 2007. $3,443 of the increase was due to a 36.0% increase in units sold and $543 of the increase was due to an increase of $14 in average sales proceed per unit.

The following table summarizes our total operating expenses for the years ended December 31, 2008, 2007 and 2006 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2008	2007	2006	2008 and 2007	2007 and 2006
	(Dollars in thousands)
Direct container expense	$25,709	$32,895	$29,757	(21.8%)	10.5%
Cost of trading containers sold	26,596	20,753	11,480	28.2%	80.8%
Depreciation expense	48,900	48,757	54,330	0.3%	(10.3%)
Amortization expense	6,979	3,677	1,023	89.8%	259.4%
General and administrative expense	20,991	18,063	15,870	16.2%	13.8%
Short-term incentive compensation expense	4,257	4,094	4,694	4.0%	(12.8%)
Long-term incentive compensation expense	3,148	932	285	237.8%	227.0%
Bad debt expense, net	3,663	1,133	664	223.3%	70.6%

Total operating expenses	$140,243	$130,304	$118,103	7.6%	10.3%

Direct container expense decreased $7,186 (-21.8%) from 2007 to 2008 primarily due to a $6,019 decrease in repositioning expense, a $1,081 decrease in storage expense and a $917 decrease in military sublease expense, partially offset by a $632 increase in DPP repair expense and a $320 increase in insurance expense. Direct container expense increased $3,138 (10.5%) from 2006 to 2007 primarily due to a $2,505 increase in repositioning expense and a $1,441 increase in DPP repair expense, partially offset by a $438 decrease in military sublease expense.

Cost of trading containers sold increased $5,843 (28.2%) from 2007 to 2008. $3,324 of the increase was due to a 16.0 % increase in unit sales due to an increase in the number of trading containers that we were able to source and sell and $2,519 increase was due to a 10.5% increase in the average cost per unit of sold containers. Cost of trading containers sold increased $9,273 (80.8%) from 2006 to 2007. $8,287 of the increase was due to a 72.2% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell and $986 was due to a 5.0% increase in the average cost per unit of sold containers.

Depreciation expense increased $143 (0.3%) from 2007 to 2008. $7,387 of the increase was due to an increase in fleet size and a higher average cost for new container purchases, partially offset by a $7,200 decrease due to an increase in estimated future residual values used in the calculation of depreciation expense in July 2008. Depreciation expense decreased $5,573 (-10.3%) from 2006 to 2007. $11,022 of the decrease was due to an increase in estimated future residual values used in the calculation of depreciation expense in October 2006, partially offset by a $5,066 increase due to an increase in fleet size and a higher average cost for new container purchases and a $383 increase in impairments to write down the value of containers identified for sale to their estimated fair value.

Amortization expense was $6,979, $3,677 and $1,023 in 2008, 2007 and 2006, respectively. This expense represents the amortization of the amounts paid to acquire the rights to manage the Gateway and Capital container fleets.

General and administrative expense increased $2,928 (16.2%) from 2007 to 2008 primarily due to a $739 increase in compensation cost, a $726 increase in professional fees, a $548 increase in insurance expense and a $278 increase in board of directors’ fees primarily related to operating as a public company following the Company’s October 2007 initial public offering, a $197 increase in facilities cost and a $179 increase in travel expense. General and administrative expense increased $2,193 (13.8%) from 2006 to 2007 primarily due to a $982 increase in professional fees and $567 increase in compensation cost.

Short-term incentive compensation expense increased $163 (4.0%) from 2007 to 2008 due to an expected incentive compensation award for 2008 that is relatively flat compared to compared to the incentive compensation award for 2007. Short-term incentive compensation expense decreased $600 (-12.8%) from 2006 to 2007 due to a decrease in the company’s return on shareholders’ equity, which was the determinant of short-term incentive compensation in those years.

Long-term incentive compensation expense increased $2,216 (237.8%) from 2007 to 2008 due to share options and restricted share units that were granted under the 2007 Share Incentive Plan in October 2007 and November 2008. Long-term incentive compensation expense increased $647 (227.0%) from 2006 to 2007 due to share options and restricted share units that were granted under the 2007 Share Incentive Plan in October 2007. We expect long-term incentive compensation expense to increase in 2009.

Bad debt expense, net, increased $2,530 (223.3%) from 2007 to 2008 primarily due to a net increase for the year in the allowance for doubtful accounts primarily resulting from the default of one customer and bankruptcies of three customers. Bad debt expense, net, increased $469 (70.6%) from 2006 to 2007 primarily due to a higher net increase for the year in the allowance for doubtful accounts.

The following table summarizes other income (expenses) for the years ended December 31, 2008, 2007 and 2006 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2008	2007	2006	2008 and 2007	2007 and 2006
	(Dollars in thousands)
Interest expense	$(26,227)	$(37,094)	$(33,083)	(29.3%)	12.1%
Interest income	1,482	3,422	2,286	(56.7%)	49.7%
Realized (losses) gains on interest rate swaps and caps, net	(5,986)	3,204	2,848	(286.8%)	12.5%
Unrealized losses on interest rate swaps, net	(15,105)	(8,274)	(574)	82.6%	1341.5%
Gain on lost military containers, net	2,252	4,639	—	(51.5%)	N/A
Other, net	(203)	56	243	(462.5%)	(77.0%)

Net other expense	$(43,787)	$(34,047)	$(28,280)	28.6%	20.4%

Interest expense decreased $10,867 (-29.3%) from 2007 to 2008. $14,083 of the decrease was due to a decrease in average interest rates of 2.23 percentage points, partially offset by an increase of $3,216 due to an increase in average debt balances of $50,380. Interest expense increased $4,011 (12.1%) from 2006 to 2007. $2,604 of the increase was due to an increase in average debt balances of $42,392 and $1,407 of the increase was due to an increase in average interest rates of 0.24 percentage points.

Interest income decreased $1,940 (-56.7%) from 2007 to 2008. $2,626 of the decrease was due to a decrease in average interest rates of 2.91 percentage points, partially offset by an increase of $686 due to an increase in average cash balances of $15,098. Interest income increased $1,136 (49.7%) from 2006 to 2007. $733 of the increase was due to an increase in average cash balances of $18,284 and $403 of the increase was due to an increase in average interest rates of 0.53 percentage points.

Realized (losses) gains on interest rate swaps and caps, net changed from a net gain of $3,204 in 2007 to a net loss of $5,986 in 2008. $9,481 of the change was due to a decrease in average interest rates of 2.50 percentage points, partially offset by an increase of $291 due to an increase in average interest rate swap notional amounts of $31,571. Realized gains on interest rate swaps and caps, net increased $356 (12.5%) from 2006 to 2007. $365 was due to an increase in average interest rates of 0.11 percentage points, partially offset by a decrease of $9 due to a decrease in average interest rate swap notional amounts of $1,091.

Unrealized losses on interest rate swaps, net increased $6,831 from 2007 to 2008 due to a greater increase in the net fair value liability of interest rate swap agreements held. Unrealized losses on interest rate swaps, net increased $7,700 from 2006 to 2007 due to a change in the net fair value asset of interest rate swap agreements held in 2006 to a net fair value liability in 2007.

The U.S. military informed us in April, May, August, September and December of 2008 that a total of 11,144 containers that they leased from us were unaccounted for. Of this total, 5,138 were owned containers, 4,577 were managed for third party owners and 1,429 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record a $2,252 gain on the owned and subleased portion of these unaccounted for containers during the fiscal year ended December 31, 2008. The U.S. military informed us in August and September of 2007 that 27,925 containers that they leased from us were unaccounted for. Of this total, 10,604 were owned containers, 12,657 were managed for third party owners and 4,664 were subleased. While future rental income from the U.S. military on these containers ceased due to the loss of these containers, we did record a $4,639 gain on the owned and subleased portion of these unaccounted for containers during the fiscal year ended December 31, 2007.

The following table summarizes income tax (benefit) expense and minority interest expense for the years ended December 31, 2008, 2007 and 2006 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2008	2007	2006	2008 and 2007	2007 and 2006
	(Dollars in thousands)
Income tax (benefit) expense	$(871)	$6,847	$4,299	(112.7%)	59.3%
Minority interest expense	$8,681	$16,926	$19,499	(48.7%)	(13.2%)

Income tax (benefit) expense changed from income tax expense of $6,847 in 2007 to an income tax benefit of $871 in 2008. The 2004 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited (“TEM”) and the 2004 and 2005 United States tax returns for TL were examined by the Internal Revenue Service (the “IRS”). In May 2008, the Company received notification from the IRS that they had completed their examination and made no changes to the amount of tax reported. As a result, income tax expense for the fiscal year ended 2008 reflects a decrease of $4,480 related to the Company’s reduction of unrecognized tax benefits. In addition, $3,359 of the change from 2007 to 2008 is also due to a lower effective tax rate, partially offset by an increase in income tax expense of $121 due to a higher level of income before tax. Income tax expense increased $2,548 (59.3%) from 2006 to 2007. $1,937 of the increase was due to a higher effective tax rate and $611 of the increase was due to a higher level of taxable income.

Minority interest expense decreased $8,245 (-48.7%) from 2007 to 2008 primarily due to TL’s purchase of 3,000 additional shares of TMCL on November 1, 2007, as a result of which TL now owns 75% of TMCL’s Class A shares compared to 50% prior to the purchase. This decrease was partially offset by a higher level of net income generated by TMCL for 2008 compared to 2007. See Item 4, “Information on the Company—History and Development of the Company—Significant Events.” Minority interest expense decreased $2,573 (-13.2%) from 2006 to 2007 due to a lower level of net income generated by TMCL and TL’s purchase of additional shares of TMCL.

Segment Information

The following table summarizes our income before taxes attributable to each of our business segments for the years ended December 31, 2008 and 2007 and 2006 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2008	2007	2006	2008 and 2007	2007 and 2006
	(Dollars in thousands)
Container ownership	$58,711	$48,209	$42,949	21.8%	12.2%
Container management	$15,021	$17,302	$11,523	(13.2%)	50.2%
Container resale	$14,249	$10,294	$5,458	38.4%	88.6%
Military management	$1,551	$2,161	$1,172	(28.2%)	84.4%

Income before taxes attributable to the container ownership segment increased $10,502 (21.8%) from 2007 to 2008. This increase consisted primarily of a $10,867 decrease in interest expense due to lower average interest rates partially offset by higher average debt balances, a $7,637 decrease in minority interest expense, a $6,656 increase in container lease rental income resulting from a larger fleet size and higher utilization partially offset by lower rental rates, a $6,539 decrease in direct container expense, a $2,099 increase in gain on sale of containers, net and a $923 increase in other, net due to the release of a $750 reserve and recognition of a $173 gain for TGH’s share of proceeds from the sale of Trencor’s South African container manufacturing plant. These increases to income before taxes attributable to the container ownership segment were partially offset by a change in realized (losses) gains on interest rate swaps and caps, net to a loss of $5,986 in 2008 from a gain of $3,204 in 2009, a $6,831 increase in unrealized losses on interest rate swaps, net, a $2,547 increase in bad debt expense, net, a $1,927 decrease in gain on lost military containers, net, a $1,629 decrease in interest income, a $992 increase in structuring fees paid by TMCL to FB Transportation Capital (“Fortis”) for container purchases, a $408 increase in overhead expenses and a $405 increase in depreciation expense.

Income before taxes attributable to the container ownership segment increased $5,260 (12.2%) from 2006 to 2007. This increase consisted primarily of a $6,658 increase in lease rental income resulting from a larger fleet size, partially offset by lower utilization and rental rates, a $5,270 decrease in depreciation expense due to the increase in estimated residual values used in the calculation of depreciation expense, partially offset by a larger fleet size. In addition, $4,101 of the increase was due to a gain on lost military containers, $3,990 of the increase was due to an increase in the gain on sale of containers, net and $3,156 of the increase was due to decreased minority interest expense. These increases to income before taxes attributable to the container ownership segment were partially offset by a $7,700 increase in unrealized losses on interest rate swaps, net, a $6,143 increase in direct container expense due to a larger fleet size and a $4,011 increase in interest expense due to higher average debt balances and interest rates.

Income before taxes attributable to the container management segment decreased $2,281 (-13.2%) from 2007 to 2008. This decrease consisted primarily of a $2,988 increase in amortization expense due to the amortization of the intangible assets related to the acquisition of the rights to manage the Capital fleet, a $2,216 increase in long-term incentive compensation expense, a $1,421 decrease in management fees due to a net decrease in the fleet size of managed fleets other than the Capital fleet, a $608 increase in overhead expenses, a $297 decrease in interest income and a $163 decrease in short-term incentive compensation expense. These increases to income before taxes attributable to the container management segment were partially offset by an increase of $5,899 in additional management fees earned on the Capital fleet.

Income before taxes attributable to the container management segment increased $5,779 (50.2%) from 2006 to 2007 primarily due to a $7,096 increase in management fees earned on the Gateway and Capital fleets and management fees earned based on the increase in net operating income resulting from the adoption of FSP AUG AIR-1 in 2007. In addition, acquisition fees increased $2,479 due to an increase in containers purchased and interest income increased $244 due to higher average interest rates and cash balances. These increases to income before taxes attributable to the container management segment were partially offset by a $2,607 increase in amortization expense due to the amortization of the intangible assets related to the acquisition of the rights to manage the Gateway and Capital fleets and a $1,344 increase in overhead expenses.

Income before taxes attributable to the container resale segment increased $3,955 (38.4%) from 2007 to 2008. This increase consisted primarily of a $3,350 increase in gains on container trading, net due to both a higher volume of managed container sales and an increase in average gross margin of $99 per unit and a $1,091 increase in sales commissions due to a higher volume of managed container sales, partially offset by a $578 increase in overhead expenses.

Income before taxes attributable to the container resale segment increased $4,836 (88.6%) from 2006 to 2007. This increase consisted primarily of a $3,076 increase in sales commissions primarily due to a higher volume of managed container sales and a $2,087 increase in gains on container trading, net primarily due to both a higher volume of container sales and an increase in average gross margin of $9 per unit, partially offset by a $399 increase in overhead expenses.

Income before taxes attributable to the military management segment decreased $610 (-28.2%) from 2007 to 2008 primarily due to a $901 decrease in the gain on lost military containers, net and a $282 increase in overhead expenses, partially offset by a $518 increase in subleasing net income.

Income before taxes attributable to the military management segment increased $989 (84.4%) from 2006 to 2007 primarily due to a $538 gain on lost military containers, net and a $385 decrease in overhead expense.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 38% of our direct container expenses in 2008 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. However, part of our non-U.S. dollar operating expenses is transportation and other costs incurred as a result of the SDDC contract. The SDDC contract contains an adjustment feature such that we are effectively protected against most foreign currency risks for the expenses incurred under the SDDC contract. In 2008, our non-U.S. dollar operating expenses were spread among 15 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

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

Revenue Recognition

Lease Rental Income. We recognize revenue from operating leases of our owned containers as earned over the term of the lease. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. We cease recognition of lease revenue if and when a container lessee defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee. Our determination of the collectability of future lease payments is made by management on the basis of available information, including the current creditworthiness of container shipping lines that lease containers from us, historical collection results and review of specific past due receivables. If we experience unexpected payment defaults from our container lessees, we will cease revenue recognition for those leases, which will reduce container rental revenue. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease. The same risks of collectability discussed above apply to our collection of finance lease income. If we experience unexpected payment defaults under our finance leases, we will cease revenue recognition for those leases that will reduce finance lease income.

Our leases require the lessee to pay, at the end of the lease term, for any damage to the container beyond normal wear and tear. We also offer a DPP pursuant to which the lessee pays a fee over the term of the lease, primarily on a daily basis, in exchange for not being charged for certain damages at the end of the lease term. It is our policy to recognize these revenues as earned on a daily basis over the related term of the lease. We have not recognized revenue for customers who are billed at the end of the lease term under our DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts because the amounts due under the DPP are typically re-negotiated at the end of the lease term or when the lease term is extended.

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

Depreciation. When we acquire containers, we record the cost of the container on our balance sheet. We then depreciate the container over its estimated useful life (which represents the number of years we expect to be able to lease the container to shipping lines) to its estimated “residual value” (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its “useful life” as a shipping container). Our estimates of useful life are based on our actual experience with our fleet, and our estimates of residual value are based on a number of factors including disposal price history.

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. Prior to September 1, 2006, we estimated that standard dry freight containers, which represent substantially all the containers in our fleet, have a useful life in marine services of 12 years and had residual values of $650 for a 20’, $800 for a 40’ and $900 for a 40’ high cube. Beginning on September 1, 2006, we changed our residual value estimates to $850 for a 20’, $950 for a 40’ and $1,000 for a 40’ high cube. Beginning July 1, 2008, we changed our residual value estimates again to $950 for a 20’, $1,100 for a 40’ and $1,200 for a 40’ high cube. Our change in residual value estimates is based on our recent sales history and current market conditions for the sale of used containers, which we believe currently is the best indicator of the residual value we will realize. The effect of these changes will be a reduction in both depreciation expense and gains on sales of containers, net, as compared to what would have been reported using the previous estimates. We continue to estimate a container’s “useful life” in marine service to be 12 years from the first lease out date after manufacture.

If market conditions in the future warrant a further change of our estimates of the useful lives or residual values of our containers, we may be required to again recognize increased or decreased depreciation expense. A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income.

Impairment. We periodically evaluate our containers held for use to determine whether there has been any event that would cause the book value of our containers to be impaired based on the age and location of those containers. Any such impairment would be expensed in our results of operations. Impairment exists when the future undiscounted cash flows generated by an asset are estimated to be less than the net book value of that asset. If impairment exists, the containers are written down to their fair value. This fair value then becomes the containers’ new cost basis and is depreciated over their remaining useful life in marine services to their estimated residual values. Any impairment charge would result in decreased net income.

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

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is reviewed regularly by our management and is based on the risk profile of the receivables, credit quality indicators such as the level of past due amounts and economic conditions. Our credit committee meets regularly to assess performance of our container lessees and to recommend actions to be taken in order to reduce credit risks. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance is intended to provide for losses inherent in the owned fleet’s accounts receivable, and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things. If the financial condition of our container lessees were to deteriorate, reducing their ability to make payments, additional allowances may be required, which would decrease our net income or increase our net loss in the period of the adjustment.

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

In July 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. If there are findings in future IRS examinations of our tax returns, those findings could result in additional income tax expense.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160 Noncontrolling Interest in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company within the equity section of the company’s balance sheets but separate from the company’s equity. It also requires the amounts of consolidated net income attributable to the parent and to the noncontrolling interest (minority interest) to be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest to be accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary must be measured at fair value. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The recognition and measurement provisions of SFAS 160 are to be applied prospectively for fiscal years beginning on or after December 15, 2008 and the presentation and disclosure provisions of SFAS 160 are to be applied retrospectively for all periods presented. The Company’s consolidated financial statements will reflect the presentation and disclosure requirements of SFAS 160 in its Form 6-K for the period ending March 31, 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R replaced SFAS No. 141, Business Combinations (“SFAS 141”). SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will apply prospectively to business combinations for which the acquisition date is on or after the Company’s fiscal year beginning January 1, 2009. This statement may impact how the Company accounts for future business combinations and the Company’s future consolidated financial position, results of operations and cash flows depending on the terms of the business combinations and the businesses acquired.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. SFAS 161 will be effective for the Company as of January 1, 2009. The Company is assessing the potential revisions to disclosures required by SFAS 161.

In May 2008, the FASB issued FASB No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for non-governmental entities. For non-governmental entities, the guidance in SFAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the U.S. Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not believe the adoption of SFAS 162 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

B.	Liquidity and Capital Resources

As of December 31, 2008, we had cash and cash equivalents of $71,490. Our principal sources of liquidity have been (1) cash flows from operations, (2) proceeds from the issuance of common shares in connection with our October 2007 initial public offering, (3) the sale of containers, (4) the issuance of variable rate amortizing bonds (the “2005-1 Bonds”) by one of our subsidiaries, TMCL, (5) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL (the “Secured Debt Facility”) and (6) borrowings under the revolving credit facility extended to one of our subsidiaries, TL (the “2008 Credit Facility”). As of December 31, 2008, we had the following outstanding borrowings and borrowing capacities under the 2008 Credit Facility, the Secured Debt Facility and the 2005-1 Bonds (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
2008 Credit Facility	$53,000	$152,000	$205,000	$53,000	$38,860	$91,860
Secured Debt Facility(1)	301,000	174,000	475,000	301,000	73,173	374,173
2005-1 Bonds(1)	372,167	—	372,167	372,167	—	372,167

Total	$726,167	$326,000	$1,052,167	$726,167	$112,033	$838,200

(1)	Current borrowings for the Secured Debt Facility and 2005-1 Bonds exclude step acquisition adjustments of $926 and $598 respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the Secured Debt Facility and 2005-1 Bonds to an amount that equaled the fair market value of the debt on the date of the acquisition.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our Secured Debt Facility and intend to continue to do so in the future. In 2001 and again in 2005, at such time as the Secured Debt Facility reached an appropriate size, the facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the Secured Debt Facility reaches a balance of between $450,000 and $475,000. This timing will depend on our level of future purchases of containers.

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

The recent disruption in the credit market has had a significant adverse impact on a number of financial institutions. To date, our liquidity has not been impacted by the current credit environment. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact to the Company of further disruptions in the credit environment.

Description of Indebtedness

2008 Credit Facility. TL has a credit agreement with Bank of America, N.A. and other lenders to provide it with a revolving credit facility in the amount of $205,000 (the “2008 Credit Agreement”). The 2008 Credit Agreement also provides for a $50,000 letter of credit facility included within the $205,000 commitment (together, the “2008 Credit Facility”). The 2008 Credit Facility provides for payments of interest only during its term, beginning on its inception date through April 22, 2013, the Maturity Date. There is a commitment fee payable on the unused portion of the 2008 Credit Facility, which varies based on the leverage of TGH and is payable in arrears payable quarterly in arrears. In addition, there is an agent’s fee on the commitment amount, which is payable annual in advance.

Under the terms of the 2008 Credit Facility, the total outstanding principal amount available to be drawn thereunder is calculated pursuant to a formula based on a percentage of the net book value of our containers and our outstanding debt with respect thereto. Any outstanding letter of credit not cash collateralized will reduce the amount available in the form of cash borrowings under the 2008 Credit Facility. The 2008 Credit Facility provided a total commitment in the amount of $205,000 as of December 31, 2008.

The 2008 Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition the 2008 Credit Facility contains certain restrictive financial covenants on TL and TGH. The credit facility covenants require TGH to maintain (1) a minimum consolidated tangible net worth of $268,068, plus 30% of consolidated net income after December 31, 2007, plus 100% of the increase in net worth resulting from the sale of any equity interests in TGH or any subsidiary thereof; (2) a consolidated leverage ratio of 3.50 to 1.00 or less; and (3) a minimum consolidated debt service ratio of 1.10 to 1.00. The credit facility covenants also require TL to maintain (1) a consolidated leverage ratio of 3.50 to 1.00 or less and (2) a minimum consolidated interest coverage ratio of 1.35 to 1.00. We were in compliance with all such covenants at December 31, 2008.

Interest on the borrowings under the 2008 Credit Facility at December 31, 2008 was based on either the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%. As of December 31, 2008, $53,000 was outstanding under the 2008 Credit Facility.

Although no repayment of the principal amount of outstanding borrowings is required until April 22, 2013, we may make optional prepayments prior to this date. Mandatory prepayments are required prior to the Maturity Date if the amount of outstanding loans and letters of credit exceeds the amount of the borrowing base. Any such prepayment will be in the amount required to reduce the amount of outstanding loans and letters of credit to the amount of the borrowing base.

The 2008 Credit Facility is secured by certain container-related assets of TL. TGH acts as a guarantor of the 2008 Credit Facility. The guaranty is secured by ordinary shares of TL, cash, assets readily convertible into cash and amounts due to us from our subsidiaries.

We have made certain representations and warranties in the 2008 Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. The 2008 Credit Agreement restricts, among other things, our ability to consummate mergers, sell and acquire assets, make certain types of payments relating to our share capital, including dividends, incur indebtedness, permit liens on assets, make investments, enter into or amend certain contracts, enter into certain transactions with affiliates or negative pledge with respect to TMCL shares.

Events of default under the 2008 Credit Agreement include, among others:

•	a default in required payment by TL or TGH on any indebtedness or guarantee in excess of $15,000 (other than the 2008 Credit Facility and interest rate swap agreements);

•	a material adverse change of the company;

•	unsatisfied judgments against us that could result in a material adverse change or that equal at least $15,000 to the extent not subject to a policy of insurance;

•	failure of any of the security documents or a default under the guaranty;

•	early termination of interest rate swap agreements by TGH or any of its subsidiaries or counterparties with a termination value owed by TGH or any of its subsidiaries in excess of $5,000; and

•	the occurrence of certain ERISA events.

Secured Debt Facility. TMCL has a securitization facility pursuant to which it has issued Floating Rate Asset Backed Notes, Series 2000-1 (“2000-1 Notes”) with a total commitment of $475,000 pursuant to the Third Amended and Restated Series 2000-1 Supplement, dated as of July 2, 2008 (the “2000-1 Supplement”), to its Second Amended and Restated Indenture, dated as of May 26, 2005 (as amended as of June 3, 2005, June 8, 2006 and July 2, 2008, the “Indenture”). Our primary ongoing container financing requirements are funded by commitments under the secured debt facility. The secured debt facility provided a total commitment in the amount of $475,000 as of December 31, 2008. Of this amount, $301,000 had been drawn on as of December 31, 2008.

Prior to the conversion date (currently defined as July 1, 2010), each of the 2000-1 Notes is a revolving note with a maximum principal amount equal to the amount of that 2000-1 Note. As a result, the amount funded under such 2000-1 Note may be less than the face amount of that 2000-1 Note. TMCL may request funding under the 2000-1 Notes from time to time prior to the conversion date. Each of the 2000-1 Notes provides for payments of interest only during the period from its inception until its conversion date. Given a conversion date of July 1, 2010, the first principal payment would be on July 15, 2010. However, we have the option of repaying principal of the 2000-1 Notes at any time. After the conversion date, the 2000-1 Notes fully amortize over a payment term that is scheduled to equal 10 years after the conversion date, but shall not exceed a maximum payment term of 15 years thereafter.

Payments of interest on the 2000-1 Notes are due monthly in arrears. Interest on the outstanding amounts of the 2000-1 Notes equal LIBOR plus 1.25%. Overdue payments of principal and interest of the 2000-1 Notes accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. There is a commitment fee on the unused portion of the commitments under the 2000-1 Notes, which is payable in arrears.

Under the Indenture, TMCL, TEM and TGH must maintain certain financial covenants, including a minimum EBIT ratio, maximum funded debt, minimum profits, and maximum leverage ratio. TMCL must maintain at least a 1.10 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense. TEM may not incur more than $1,000 of consolidated funded debt. TEM must make at least $2,000 in after-tax profits annually. TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2008.

Bonds. TMCL has also issued $580,000 in Floating Rate Asset Backed Notes, Series 2005-1 (“bonds”) pursuant to its Series 2005-1 Supplement, dated as of May 26, 2005, to the Indenture. The bonds are term notes. The bonds were purchased by various institutional investors.

Payments of principal and interest on the bonds are due monthly. The bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a target final payment date of May 15, 2015), but shall not exceed a maximum payment term of 15 years (with a legal final payment date of May 15, 2020). Under a 10-year amortization schedule, $58,000 million of principal of the bonds will amortize per year. The interest rate applicable to the bonds equals one-month LIBOR plus 0.25%. Overdue payments of principal and interest of the bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. Ultimate repayment of the bonds has been insured by Ambac Assurance Corporation.

The secured debt facility and the bonds are both governed by the Indenture and are secured by a pledge of, among other things, our containers, certain contracts related to our containers and the securitization facility, certain bank accounts, proceeds from the operation of our containers, and all other assets of TMCL to the extent that they relate to the containers. Under the terms of the secured debt facility and the bonds, the total outstanding principal of these two programs may not exceed an amount that is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The secured debt facility and the bonds also contain restrictive covenants regarding the average age of the securitization entity’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which the securitization entity and our container management subsidiary were in compliance at December 31, 2008.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the secured debt facility and bonds. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2008.

Events of default under the 2000-1 Notes and the bonds include, among others:

•	invalidity of the lien on collateral;

•	certain defaults under other documents related to each of the notes;

•	the funded notes exceeding the asset base;

•	payment on the notes by the insurer thereof;

•	TMCL becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2008, 2007 and 2006:

	December 31,
	2008	2007	2006
	(Dollars in thousands)
	(Unaudited)
Net income	$85,241	$67,668	$56,281
Adjustments to reconcile net income to net cash provided by operating activities	57,023	76,766	67,147

Net cash provided by operating activities	142,264	144,434	123,428
Net cash used in investing activities	(237,757)	(256,508)	(83,203)
Net cash provided by (used in) financing activities	98,339	140,159	(41,643)
Effect of exchange rate changes	(803)	199	350

Net increase (decrease) in cash and cash equivalents	2,043	28,284	(1,068)
Cash and cash equivalents at beginning of period	69,447	41,163	42,231

Cash and cash equivalents at end of period	$71,490	$69,447	$41,163

Operating Cash Flows

Operating cash flows decreased $2,170 (-1.5%) from 2007 to 2008 primarily due to larger payments to owners, partially offset by higher net income and improved working capital management. Operating cash flows increased $21,006 (17.0%) from 2006 to 2007 primarily due to an increase in net income, improved working capital management and a decrease in payments to owners.

Investing Activities Cash Flows

Net cash used in investing activities decreased $18,751 (-7.3%) from 2007 to 2008 due to the purchase of additional shares of TMCL in 2007, a decrease in purchases of intangible assets and a decrease in proceeds from sales of containers, partially offset by a higher amount of container purchases and higher receipt of principal payments on direct financing and sales-type leases. Net cash used in investing activities increased $173,305 (208.3%) from 2006 to 2007 due to higher new container purchases, the purchase of additional shares of TMCL in 2007 and an increase in purchases of intangible assets, partially offset by higher proceeds from the sales of containers and higher receipt of principal payments on direct financing and sales-type leases.

Financing Activities Cash Flows

Net cash provided by financing activities decreased $41,820 (-29.8%) from 2007 to 2008 primarily due to proceeds, net of initial public offering expenses, of $137,967 we received in 2007 from the issuance of common shares in connection with our initial public offering in 2007, a $635 decrease in restricted cash in 2008 compared to a $5,247 decrease in restricted cash in 2007, a $2,832 increase in debt issuance costs and a $1,191 decrease in repayments of notes from shareholders. These decreases to net cash provided by financing activities were partially offset by a $169,300 net borrowing from our secured debt facility in 2008 compared to a net borrowing of $78,700 in 2007, a net borrowing of $31,500 from revolving credit facilities in 2008 compared to a net borrowing of $21,500 in 2007 and a $4,213 decrease in dividends paid . Net cash provided by (used in) financing activities changed from net cash used in financing activities of $41,643 in 2006 to net cash provided by financing activities of $140,159 in 2007 primarily due to proceeds, net of initial public offering expenses, of $137,967 from the issuance of common shares in connection with our initial public offering in 2007, a $169,300 net borrowing from secured debt facilities in 2007 compared to a net borrowing of $53,000 in 2006, a net borrowing from revolving credit facilities of $21,500 in 2007, a decrease in restricted cash of $5,247 in 2007 compared to an increase of $8,610 in 2006, a $1,042 decrease in debt issuance costs and a $965 increase in repayments of notes receivable from shareholders, partially offset by a $19,270 increase in dividends paid.

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

Please see Item 5, “Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” for a description of identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. We will require sufficient capital in the future to meet our payments and other obligations under our contractual obligations and commercial commitments. The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from our future business activities. We intend to utilize cash on hand in order to meet our obligations under our contractual obligations and commercial commitments. It is likely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. From time to time, we may issue additional debt in order to raise capital for future requirements.

E.	Off Balance Sheet Arrangements

At December 31, 2008 we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2008:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
2005-1 Bonds	$372,167	$58,000	$58,000	$58,000	$58,000	$58,000	$82,167
Secured Debt Facility	301,000	—	15,050	30,100	30,100	30,100	195,650
2008 Credit Facility	53,000	—	—	—	—	53,000	—
Interest obligation(1)	48,517	9,287	8,655	7,636	6,554	4,923	11,462
Interest rate swap payable(2)	31,874	13,962	6,394	4,811	4,486	2,221	—
Office lease obligations	10,106	1,430	1,255	1,262	1,214	1,201	3,744
Container purchase commitments	—	—	—	—	—	—	—
Container contracts payable	2,068	2,068	—	—	—	—	—

Total contractual obligations	$818,732	$84,747	$89,354	$101,809	$100,354	$149,445	$293,023

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 1.30%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.44%, for all periods, for all interest rate contracts outstanding as of December 31, 2008.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 16, 2009. Our board of directors is elected annually and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108. The business address for each of our non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

In accordance with our bye-laws, our board of directors are elected annually on a staggered basis, with each director holding office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. James A. Owens, Isam K. Kabbani and James E. McQueen are designated Class III directors, to hold office until our 2009 annual general meeting of shareholders, John A. Maccarone, Dudley R. Cottingham, Hyman Shwiel and James E. Hoelter are designated Class II directors, to hold office until our 2010 annual general meeting of shareholders and Neil I. Jowell, Cecil Jowell, David M. Nurek and Hendrik R. van der Merwe are designated Class I directors, to hold office until our 2011 annual general meeting of shareholders. Thereafter, directors in each class will be elected for three-year terms. Directors may be re-elected when their term of office expires.

Trencor, through the Halco Trust and Halco, holds beneficiary interest in approximately 62.3% of our outstanding share capital. See Item 4, “Information on the Company—Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, six of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Neil I. Jowell(1)(2)(3)(4)	75	Chairman
Dudley R. Cottingham(1)(2)(3)	57	Director
James E. Hoelter(1)(2)(3)(4)	69	Director
Cecil Jowell(4)	73	Director
Isam K. Kabbani	74	Director
John A. Maccarone	64	Director, President and Chief Executive Officer
James E. McQueen(1)(4)	64	Director
David M. Nurek(2)(3)(4)	59	Director
James A. Owens	69	Director
Hyman Shwiel(1)(2)(3)	64	Director
Hendrik R. van der Merwe(4)	61	Director
Philip K. Brewer	51	Executive Vice President
Robert D. Pedersen	49	Executive Vice President
Ernest J. Furtado	53	First Vice President, Senior Vice President, Chief Financial Officer & Secretary

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Hoelter, Neil Jowell and McQueen are non-voting members.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

(4)	Director of Trencor, the indirect beneficiary of a majority of our share interest.

Certain biographical information about each of these individuals is set forth below.

Directors

Neil I. Jowell has served as our director and chairman since December 1993. Mr. N. Jowell also serves on the board of directors of Trencor. He has been a director of Trencor since 1966, and was appointed chairman in 1973. He is also a director of Mobile Industries, and has served on its board of directors since 1969. Mr. N. Jowell has over 50 years experience in the transportation industry. He holds a M.B.A. from Columbia University and Bachelor of Commerce and L.L.B. degrees from the University of Cape Town. Mr. Neil I. Jowell and Mr. Cecil Jowell are brothers.

Dudley R. Cottingham has been a member of our board of directors and previously served as assistant secretary or secretary since December 1993. He has also served in the past as president of certain of our subsidiaries. Mr. Cottingham has over 30 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is a member of the listing committee of the Bermuda Stock Exchange. He has been a partner with Arthur Morris and Company, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a partner in Grant Thornton and Morris Cottingham & Co. and a director of Caribbean Management Limited located in Grand Cayman, Cayman Islands and is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a chartered accountant.

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

Cecil Jowell has been a member of our board of directors since March 2003. Mr. C. Jowell is also a director and chairman of Mobile Industries, a public company quoted on the JSE. Mr. C. Jowell has been a director of Mobile Industries since 1969 and was appointed chairman in 1973. Mobile Industries holds an approximately 46% interest in Trencor. Mr. C. Jowell is a non-executive director of Trencor and was an executive of Trencor for over 40 years. He has also served as a director and chairman of WACO International Ltd., an international industrial group previously listed on the JSE. Mr. C. Jowell holds a Bachelor of Commerce and L.L.B. degrees from the University of Cape Town and is a graduate of the Institute of Transport.

Isam K. Kabbani has been a member of our Board of Directors since December 1993. Mr. Kabbani is the Chairman and principal stockholder of the IKK Group, Jeddah, Saudi Arabia, a manufacturing, trading and construction group active both in Saudi Arabia and internationally. In 1959, Mr. Kabbani joined the Saudi Arabian Ministry of Foreign Affairs, and in 1960 moved to Ministry of Petroleum for a period of ten years. During this time, he was seconded to the Organization of Petroleum Exporting Countries (“OPEC”). After a period as Chief Economist of OPEC, in 1967 he became the Saudi Arabian member of OPEC’s Board of Governors. In 1970, he left the Ministry of Petroleum to establish his own business starting with National Marketing, a small trading company in specialized building materials. The IKK Group has been for the past decade consistently among the largest 35 Saudi Companies. Mr. Kabbani holds a B.A. from Swarthmore College and a M.A. in Economics and International Relations from Columbia University.

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

James E. McQueen has been a member of our board of directors since March 2003. Mr. McQueen joined Trencor in June 1976 and has served as financial director of Trencor since April 1984. Mr. McQueen is also a director of a number of Trencor’s subsidiaries. Prior to joining Trencor, Mr. McQueen was an accountant in public practice. Mr. McQueen received a Bachelor of Commerce degree and a Certificate in the Theory of Accounting from the University of Cape Town and is a Chartered Accountant (South Africa).

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995 and is chairman of Trencor’s remuneration and nomination committees and a member of its audit committee. Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffman & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town, and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

James A. C. Owens has served as a member of our board of directors since May 1998. Mr. Owens has served as an insurance broker and director of Foreign Business Indemnity Ltd. since 1988. He has also served as a senior consultant on international business for the Heath Lambert Group (Lloyd’s Brokers) since November 2006. Mr. Owens has been associated with us (or our predecessor companies and affiliates) since 1980, and for a time represented one of our predecessor companies as a director of the Institute of International Container Lessors. He has for many years been, and continues to be, actively involved in insurance brokerage companies and captive insurance companies. He is a member of a number of boards of directors of non-U.S. companies, including Ferrosure (Isle of Man) Insurance Company Limited, a captive insurance subsidiary of a large international public company. Mr. Owens holds a Bachelor of Commerce degree from the University of South Africa.

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner in Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and a M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

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

Philip K. Brewer has served as our executive vice president since January 2006. He is responsible for managing our capital structure and identifying new sources of finance for our company, as well as overseeing the management and coordinating the activities of our risk management and resale divisions. Mr. Brewer was senior vice president of our asset management group from 1999 to 2005 and senior vice president of our capital markets group from 1996 to 1998. Prior to joining our company in 1996, Mr. Brewer worked at Bankers Trust starting in 1990 as a vice president and ending as a managing director and president of its Indonesian subsidiary. From 1989 to 1990, he was vice president in corporate finance at Jardine Fleming. From 1987 to 1989, he was capital markets advisor to the United States Agency for International Development in Indonesia. From 1984 to 1987, he was an associate with Drexel Burnham Lambert, an investment banking firm. Mr. Brewer holds a B.A. in Economics and Political Science from Colgate University and a M.B.A. in Finance from Columbia University.

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

Board of Directors

Our board of directors currently consists of eleven members. Our bye-laws provide that our board of directors shall consist of five to twelve directors, as the board of directors may determine from time to time.

B.	Compensation

The aggregate direct compensation we paid to our executive officers as a group (four persons) for the year ended December 31, 2008 was approximately $3.0 million, which included approximately $1.4 million in bonuses and approximately $60 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. On November 19, 2008, our executive officers as a group were also granted 102,000 share options, with an exercise price of $7.10 and an expiration date of November 18, 2018, and 102,000 restricted share units through our 2007 Share Incentive Plan. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2008, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2008 Short Term Incentive Plan. Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2008, each of our executive officers received 200% of his target incentive award.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2008 was approximately $547. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

2007 Share Incentive Plan

Our board of directors adopted the 2007 Share Incentive Plan on August 9, 2007, and our shareholders approved the 2007 Share Incentive Plan on September 4, 2007. The maximum number of common shares of Textainer Group Holdings Limited that may be granted pursuant to the 2007 Share Incentive Plan is 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following our initial public offering on October 9, 2007, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. The shares to be issued pursuant to awards under the 2007 Share Incentive Plan may be authorized, but unissued, or reacquired common shares.

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

2008 Bonus Plan

On September 21, 2007, our board of directors approved the Textainer Group Holdings Limited 2008 Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for incentive payments to our employees and those of our affiliates, including our dedicated agents and key executives who may be affected by Section 162(m) of the Internal Revenue Code of 1986, as amended (“Code”). Although the Bonus Plan permits the awards to be paid in shares, we expect that the awards will be cash-based. The Bonus Plan is designed to provide incentive awards based on the achievement of goals relating to our performance and the performance of our individual business units, and to qualify certain components of compensation paid to certain of our key executives for the tax deductibility exception under Code Section 162(m) while maintaining a degree of flexibility in the amount of incentive compensation paid to such individuals. Under the Bonus Plan, performance goals may relate to one or more of the following measures, for the company as a whole, a line of business, service or product: increase in share price, earnings per share, total shareholder return, operating margin, gross margin, return on equity, return on assets, return on investment, operating income, net operating income, pre-tax income, cash flow, revenue, expenses, earnings before interest, taxes and depreciation, economic value added, market share, corporate overhead costs, liquidity management, net interest income, net interest income margin, return on capital invested, shareholders’ equity, income before income tax expense, residual earnings after reduction for certain compensation expenses, net income, profitability of an identifiable business unit or product, or performance relative to a peer group of companies on any of the foregoing measures. The Bonus Plan replaced our 2007 Short Term Incentive Plan for the fiscal year beginning in 2008.

Code Section 162(m) generally disallows a Federal income tax deduction to any publicly held corporation for non-performance based compensation paid in excess of $1,000,000 in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers employed on the last day of the taxable year. We intend to structure awards under the Bonus Plan so that compensation resulting from awards would be qualified “performance based compensation” eligible for continued deductibility. The Bonus Plan will be administered by a committee to be appointed by our board of directors, which will select the employees who will be eligible to receive awards, the target pay-out level and the performance targets. The maximum performance award payable to any individual for any performance period is $2,000,000. Each performance period will be a period of three years or less, as determined by the committee. The committee may establish programs under the Bonus Plan permitting select participants to defer receipt of awards.

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

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE.

•	We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

•

Under Bermuda law, compensation of executive officers does need to be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors. The members of our compensation committee are Messrs. Cottingham, Hoelter, Neil Jowell, Nurek and Shwiel. Messrs. Neil Jowell, Hoelter and Nurek are directors of Trencor.

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

As of December 31, 2008, we employed 156 people. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 12, 2009:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 47,760,771 common shares issued and outstanding on March 12, 2009. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares Beneficially Owned
Holders	Shares(1)	%(2)
5% Shareholders
Halco Holdings Inc.(3)	29,778,802	62.3%
Trencor Limited(3)	29,778,802	62.3%

Executive Officers and Directors
Dudley R. Cottingham	3,000	*
James E. Hoelter(4)	31,663,948	66.3%
Cecil Jowell(5)	30,375,758	63.6%
Neil I. Jowell(6)	30,375,758	63.6%
Isam K. Kabbani(7)	1,476,000	3.1%
John A. Maccarone(8)	2,737,816	5.7%
James E. McQueen(9)	29,778,802	62.3%
David M. Nurek(10)	29,778,802	62.3%
Hendrik R. van der Merwe(11)	29,778,802	62.3%
James A. C. Owens	—	*
Hyman Shwiel	—	*
Ernest J. Furtado(12)	405,050	*
Philip K. Brewer(13)	534,912	1.1%
Robert D. Pederson(14)	566,250	1.2%
Current directors and executive officers (14 persons) as a group	38,580,888	80.8%

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person.

(2)	Percentage ownership is based on 47,760,771 shares outstanding as of March 12, 2009.

(3)	Includes 29,778,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly owned by Halco Trust, a discretionary trust with a independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. Neil Jowell, the chairman of both our board of directors and the board of directors of Trencor, and Mr. Cecil Jowell and Mr. McQueen, both members of our board of directors and the board of directors of Trencor.

(4)

Includes 29,778,802 shares held by Halco, 101,244 shares held by the James E. Hoelter & Virginia S. Hoelter Trust, 986,156 shares held by the JEH-VSH Limited Partnership #1, and 797,746 shares held by the

JEH-VSH Limited Partnership #2. The general partners of each of the partnerships are James and Virginia Hoelter. Mr. Hoelter is one of our directors and a member of the board of directors of Trencor. Mr. Hoelter disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(5)	Includes 29,778,802 shares held by Halco and 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Cecil Jowell’s family are discretionary beneficiaries. Mr. Cecil Jowell is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Cecil Jowell has a significant ownership interest in Trencor both directly and indirectly, including indirectly through interests in Mobile Industries, which owns approximately 46% of Trencor. Mr. Cecil Jowell is also the chairman of Mobile Industries. Mr. Cecil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco.

(6)	Includes 29,778,802 shares held by Halco and 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Neil Jowell’s family are discretionary beneficiaries. Mr. Neil Jowell is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Neil Jowell has a significant ownership interest in Trencor both directly and indirectly, including indirectly through interests in Mobile Industries, which owned approximately 46% of Trencor as of December 31, 2008. Mr. Neil Jowell is also a director of Mobile Industries. Mr. Neil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco.

(7)	All shares are held by IKK Foundation, an affiliate of Mr. Kabbani.

(8)	Includes 2,059,416 shares held by the Maccarone Family Partnership L.P., 87,430 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA. Also includes 222,496 restricted share units and 261,760 share options granted on October 9, 2007 and 32,500 restricted share units and 32,500 share options granted on November 19, 2008 under the 2007 Share Incentive Plan (the “2007 Plan”). Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 and $7.10 per share on October 9, 2007 and November 19, 2008, respectively. Options awarded on October 9, 2007 and November 19, 2008 expire on October 8, 2017 and November 18, 2018, respectively.

(9)	All shares are held by Halco. Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(10)	All shares are held by Halco. Mr. Nurek is one of our directors and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(11)	All shares are held by Halco. Mr. van der Merwe is one of our directors and a member of the board of directors of Trencor. Mr. van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(12)	Includes 240,250 shares held by Ernest James Furtado and Barbara Ann Pelletreau, Trustees of the Furtado-Pelletreau 2003 Revocable Living Trust UDT dated November 28, 2003, 200 shares held by Ernest James Furtado as custodian for David Furtado UGMA, and 100 shares held by Ernest James Furtado as custodian for Michelle Pelletreau UGMA. Includes 59,500 restricted share units and 70,000 share options granted on October 9, 2007 and 17,500 restricted share units and 17,500 share options granted on November 19, 2008 under the 2007 Plan. Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 and $7.10 per share on October 9, 2007 and November 19, 2008, respectively. Options awarded on October 9, 2007 and November 19, 2008 expire on October 8, 2017 and November 18, 2018, respectively.

(13)	Includes 89,250 restricted share units and 105,000 share options granted on October 9, 2007 and 26,000 restricted share units and 26,000 share options granted on November 19, 2008 under the 2007 Plan. Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 and $7.10 per share on October 9, 2007 and November 19, 2008, respectively. Options awarded on October 9, 2007 and November 19, 2008 expire on October 8, 2017 and November 18, 2018, respectively.

(14)	Includes 89,250 restricted share units and 105,000 share options granted on October 9, 2007 and 26,000 restricted share units and 26,000 share options granted on November 19, 2008 under the 2007 Plan. Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 and $7.10 per share on October 9, 2007 and November 19, 2008, respectively. Options awarded on October 9, 2007 and November 19, 2008 expire on October 8, 2017 and November 18, 2018, respectively.

B.	Related Party Transactions

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we have extended loans to our employees in connection with their acquisition of our common shares in accordance with our various employees’ share schemes. As of December 31, 2008, no amounts were outstanding on such loans to employees. Since January 1, 2006, the largest amount previously outstanding under any loan to an executive officer was $432,000. Since January 1, 2006, we provided loans of $56,200 to each of Mr. Brewer and Mr. Furtado on each of March 13, 2006 and March 13, 2007 in connection with this program. Since January 1, 2006, Mr. Brewer had owed us up to $453,069 (on March 23, 2006). Mr. Brewer paid off his entire remaining loan balance on July 16, 2007. Since January 1, 2006, Mr. Furtado had owed us up to $155,200 (on March 23, 2006). Mr. Furtado paid off his entire remaining loan balance on March 23, 2007. Currently, there are no loans outstanding to our directors or executive officers, and we will not extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended. The interest rate on these loans to executive officers had been calculated annually on or about March 1 of each year at a rate equal to 0.5% per annum above our effective interest rate before tax.

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

Director Isam Kabbani is the beneficial owner of IKK Foundation. In 2008, 2007 and 2006, we managed approximately 9,800 TEU (for which we received approximately $183 in management fees), 10,200 TEU (for which we received approximately $229 in management fees) and 10,700 TEU (for which we received approximately $221 in management fees), respectively, for IKK Foundation.

Insurance Services

Through October 2006, director James Owens provided insurance consulting, advisory and brokerage services to us in his capacity as an employee and director of Foreign Business Indemnity Limited (“FBIL”), an entity effectively wholly owned by Mr. Owens’ wife. In October 2006, Heath Lambert Limited purchased a portfolio of insurance broker client accounts from FBIL, which included FBIL’s account with us. Following the sale of accounts to Heath Lambert, FBIL entered into a consultancy agreement with Heath Lambert, which provides that Mr. Owens will supply consultancy services to Heath Lambert with respect to such accounts, including services related to our account. Future payments to FBIL under the terms of its agreements with Heath Lambert could be based in part on fees received by Heath Lambert from us. In addition, FBIL continues to provide direct brokerage services to Trencor with respect to its directors’ and officers’ insurance, which includes coverage for our directors and officers. We have obtained our own separate directors’ and officers’ insurance and are no longer covered by Trencor’s policy. FBIL received approximately $156,000 from us for insurance-related services during the fiscal year ended December 31, 2006.

Relationships and Agreements with Entities Related to Trencor Limited

Halco is wholly owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Neil I. Jowell, Cecil Jowell, and James McQueen, all of whom are members of our board of directors and the board of directors of Trencor. In addition, two of our directors, Cecil Jowell and James McQueen, are also members of the board of directors of Halco. Prior to our initial public offering, we paid approximately $72,000 and $96,000 for the years ended December 31, 2007 and 2006, respectively, to Halco as a management fee for the services of the directors who are representatives of Halco.

We have entered into an agreement with LAPCO, an associate of Halco, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2008, 2007 and 2006, we received the following fees or commissions from LAPCO: (i) approximately $4,027, $4,743 and $4,498, respectively, in management fees, (ii) approximately $1,471, $1,258 and $752, respectively, in sales commissions and (iii) approximately $452, $287 and $268, respectively, in acquisition fees. In 2008, 2007 and 2006, fees received under the LAPCO agreement accounted for 6.9%, 9.2% and 11.4%, respectively, of total combined container management and container resale segment revenue and 2.1%, 2.5% and 2.4%, respectively, of total revenue. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

In 2005 the Company reserved $2.5 million to resolve a dispute with a container manufacturer. The Company paid $1.3 million pursuant to a court order. On November 28, 2006, the Company and its parent company, Trencor Limited, entered into a letter agreement related to a settlement with this container manufacturer and the sale of a South African container manufacturing plant. This container manufacturer owed money to Trencor and had claims against the Company. Pursuant to this letter agreement, the container manufacturer agreed to return the plant to Trencor in lieu of its liabilities and the Company agreed to cover Trencor’s losses upon the sale of the plant, up to a limit of $750 in settlement of the container manufacturer’s claims against them. A $450 reduction in the reserve was released to income in the fourth quarter of 2006. On August 23, 2007, Trencor entered into a sale agreement with a third party to sell the plant for an amount that would not result in any loss being recorded. This sale was subject to certain conditions and the receipt of funds from the buyer of the plant, both of which were met in 2008. As a result, the Company reduced its reserve in entirety in 2008.

Halco acquired 2,100,000 common shares in the Company’s initial public offering at the initial public offering price. The underwriters did not receive any discount or commission on these shares. The common shares that were purchased by Halco in the offering are not freely tradable in the public market due to Halco’s status as our “affiliate,” as such term is defined in Rule 144 under the Securities Act. See Item 14. “Material Modifications to the Rights of Security Holders and Use of Proceeds” for further details on these trading restrictions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company—Business Overview—Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

The following table summarizes dividends that we have declared and paid since January 1, 2006:

Date Declared	Dividend per Outstanding Common Share	Total Dividend
March 2006	$0.50	$19,088
August 2006	$0.22	$8,223
March 2007	$0.52	$20,267
May 2007	$0.21	$8,107
August 2007	$0.23	$8,686
November 2007(1)	$0.20	$9,521
February 2008(1)	$0.21	$9,997
May 2008(1)	$0.22	$10,473
August 2008(1)	$0.23	$10,949
November 2008(1)	$0.23	$10,949
February 2009(1)	$0.23	$10,985

(1)	Represents dividends declared and paid after the completion of our initial public offering on October 15, 2007.

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

In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) our revolving credit facility, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum tangible net worth level (which level would decrease by the amount of any dividend paid), (ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid) and (iii) a minimum ratio of certain income (which amount would decrease by the amount of any dividend paid) to current obligations. Please see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of these covenants. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

B.	Significant Changes

There have been no significant changes to our business since December 31, 2007, except as disclosed in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
Fiscal 2008	$22.35	$6.36
Fiscal 2007	$17.00	$13.42

Quarterly Highs and Lows (Fiscal 2008):
First quarter	$16.10	$10.80
Second quarter	$22.35	$15.30
Third quarter	$19.77	$14.35
Fourth quarter	$14.63	$6.36

Monthly Highs and Lows (over the most recent six month period):
September 2008	$18.03	$14.35
October 2008	$14.63	$8.76
November 2008	$11.57	$6.36
December 2008	$10.60	$6.91
January 2009	$10.45	$8.63
February 2009	$10.21	$5.45

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

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number EC18896. We were incorporated on December 3, 1993 under the name Textainer Group Holdings Limited. Our registered office is located at 16 Par-La-Ville Road, Hamilton HM 08 Bermuda.

We incorporate by reference into this Annual Report on Form 20-F the description of our memorandum of association and our bye-laws contained in “Description of Share Capital” of our Registration Statement on Form F-1 filed with the SEC on September 26, 2007. Such information is a summary which does not purport to be complete and is qualified in its entirety by reference to our memorandum of association and our bye-laws, copies of which have been filed as Exhibits 3.1 and 3.2, respectively, to such Registration Statement.

C.	Material Contracts

We have not entered into any material contracts during the two years immediately preceding the date of this Annual Report on Form 20-F other than contracts entered into in the ordinary course of business and other than those described in Item 4, “Information on the Company—History and Development of the Company—Significant Events” or elsewhere in this Annual Report on Form 20-F.

D.	Exchange Controls

Trencor, a South African company listed on the JSE, has beneficiary interest in a majority of our share capital. Trencor currently has an indirect beneficiary interest in 62.3% of our issued and outstanding shares. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

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

Taxation of the Companies

We and our subsidiaries have obtained an assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 that, if any legislation is enacted in Bermuda imposing any tax computed on profits on income, or computed on any capital asset, gain, or appreciation, or any tax in the nature of estate duty or inheritance tax, then such tax will not until March 28, 2016 be applicable to us or any of our operations, or to any of our shares, debentures, or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. As an exempted company, we are required to pay to the Bermuda government an annual fee presently not to exceed $31, based on our assessable capital.

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

A portion of our income is treated as effectively connected with the conduct of a trade or business within the U.S., and such effectively connected income is subject to U.S. federal income tax. U.S. federal income tax returns have been filed declaring such effectively connected income.

The determination of whether a person is engaged in a U.S. trade or business is based on a highly factual analysis. There is no direct guidance as to which activities constitute being engaged in a U.S. trade or business, and it is unclear how a court would construe the existing indirect authorities. Accordingly, it is possible that the IRS will conclude that our non-U.S. subsidiaries that are treated as corporations for U.S. federal income tax purposes are engaged in a U.S. trade or business and earn effectively connected income that is subject to U.S. federal income tax.

In addition to U.S. federal income tax on income associated with a U.S. trade or business, our non-U.S. subsidiaries are also subject to U.S. federal income tax imposed via 30% withholding on the gross amount of certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the U.S. (such as dividends and certain interest on investments), to the extent such amounts are not effectively connected income. This 30% U.S. withholding tax is subject to reduction by applicable treaties. Distributions by our U.S. subsidiaries to us and our non-U.S. subsidiaries are expected to be subject to this 30% U.S. withholding tax.

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

We believe that none of our U.S. subsidiaries should be considered PHCs except for one dormant and immaterial subsidiary that may be considered a PHC. In addition, we intend to cause our U.S. subsidiaries to manage their affairs in a manner that reduces the possibility that they will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership (i.e., particularly as determined by constructive ownership rules), we cannot assure you that none of our U.S. subsidiaries will become PHCs in the future, or that the amount of U.S. federal income tax that would be imposed would be immaterial.

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

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we were a PFIC for our prior taxable year and we do not expect that we should be treated as a PFIC for our current taxable year. However, we can be treated as a PFIC. Please see the discussion under “—Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the common shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

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

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In analyzing whether we should be treated as a PFIC, we are relying on our projected revenues and projected capital expenditures, the valuation of our assets, and our expected election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes. If our actual revenues and capital expenditures do not match our projections, we may be a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. In these calculations, we have valued our total assets based on our market capitalization, determined using the market price of our common shares. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our total assets and we may be a PFIC. Furthermore, we have made a number of assumptions regarding the value of our total assets. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our total assets, which may result in our being a PFIC.

We do not believe that we were a PFIC for our prior taxable year, we do not expect that we should be treated as a PFIC for our current taxable year and we intend to use reasonable efforts to avoid PFIC status. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.

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

•	any gain recognized on the sale or other taxable disposition (including a pledge) of common shares.

Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the common shares;

•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current year;

•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

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

Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if the common shares are marketable stock. The common shares will be “marketable stock” as long as they remain listed on the NYSE and are regularly traded. Shares are “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least fifteen days during each calendar quarter. There can be no assurances, however, that our common shares will be treated, or continue to be treated, as regularly traded.

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

If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders—Distributions on Common Shares” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2007, 2006 and 2005 were denominated in U.S. dollars. For the years 2008, 2007 and 2006, 38%, 38% and 41%, respectively, of our direct container expenses were paid in 15 different foreign currencies. We do not hedge these container expenses as there are no significant payments made in any one foreign currency and our contract with the Surface Deployment and Distribution Command (“SDDC”) contains a provision to protect us from fluctuations in exchange rates for payments made in foreign currencies for services rendered under the SDDC contract. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized (losses) gains on interest rate swaps and caps, net in the consolidated statement of income.

As of December 31, 2008, 2007 and 2006, none of the derivative instruments we have entered into qualify for hedge accounting in accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of income as unrealized losses on interest rate swaps, net.

Effective January 1, 2008, we adopted the Financial Accounting Standards Board’s Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) for measuring “financial” assets and liabilities. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a framework for measuring fair value by creating a hierarchy of valuation inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly; and, Level 3 inputs are unobservable inputs in which little or no market data exists, therefore requiring a company to develop its own valuation assumptions.

The interest rate swap agreements are measured at fair value on a recurring basis each reporting period. Our fair value estimate was determined using significant unobservable inputs and assumptions (Level 3). The Company relies on a valuation prepared by its brokers based on a discounted cash flow analysis using forecasted interest rate yield curves. The increase in the interest rate swap agreements’ fair value liability during the year ended December 31, 2008 primarily reflects a decrease in rates in the future portion of the swaps’ curves as of December 31, 2008.

The notional amount of the interest rate swap agreements was $433,560 as of December 31, 2008, with expiration dates between May 2009 and November 2013. We receive one-month LIBOR rates fixed between 3.36% and 5.32% under the interest rate swap agreements. The fair value liability of these agreements was $19,387 and $4,282 as of December 31, 2008 and 2007, respectively.

The notional amount of the interest rate cap agreements was $110,000 as of December 31, 2008, with expiration dates between May 2009 and November 2015.

Based on the debt balances and derivative instruments as of December 31, 2008, it is estimated that a 1% increase in interest rates would result in an increase in the fair value of interest rate swaps of $6,214 and an increase in interest expense of $6,449.

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

As of December 31, 2008, approximately 94.0% of accounts receivable for our total fleet and 98.5% of the finance lease receivables were from container lessees and customers outside of the U.S. Customers in the PRC (including Hong Kong) and Taiwan accounted for approximately 20.8% and 13.2%, respectively, of our total fleet container leasing revenue for the year ended December 31, 2008. Customers in no other country accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Lease billings from our 25 largest container lessees represented $347,009, or 75.9% of our total owned and managed fleet container lease billings for the year ended December 31, 2008, with lease billings from our single largest container lessee accounting for $44,677, or 9.8% of our owned and managed fleet container lease billings during such period.

An allowance for doubtful accounts of $5,855 million has been established against receivables as of December 31, 2008 for our owned fleet. For the year ended December 31, 2008, receivable write-offs, net of recoveries, totaled $2,695 for our owned fleet.

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

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

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

B.	Management’s Report on Internal Control Over Financial Reporting

Textainer’s management, with oversight by the Board of Directors, is responsible for establishing and maintaining adequate internal control over financial reporting. Textainer’s internal control system was designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles in the United States.

Textainer’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C.	Attestation Report of the Registered Public Accounting Firm

Our internal controls over financial reporting as of December 31, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18 “Financial Statements” on page F-2 in this Annual Report on Form 20-F.

D.	Changes in Internal Control Over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with NYSE rules, we have an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. Our audit committee need not have three members and the members need not comply with the NYSE’s standards of independence for domestic issuers. Our audit committee has five members, Messrs. Shwiel, Cottingham, Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the audit committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Mr. Shwiel and Mr. Cottingham are audit committee financial experts. The other three members are representatives of Trencor and have no voting rights. Our board of directors has adopted an audit committee charter effective October 9, 2007.

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

During fiscal year 2008, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

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

The following is a summary of the fees billed to us by the principal accountants for professional services rendered for the fiscal years ended December 31, 2008 and 2007:

Fee Category	2008 Fees	2007 Fees
Audit Fees	$1,138	$710
Audit Related Fees	—	866
Tax Fees	10	50
All Other Fees	—	—

Total Fees	$1,148	$1,626

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

Audit Related Fees—Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” Fees of $866 billed in the fiscal year ended December 31, 2007 relate to KPMG LLP’s review of our registration statement in connection with our initial public offering.

Tax Fees—Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

All Other Fees—Consists of fees for product and services other than the services reported above. KPMG LLP did not provide any other services to Textainer for the fiscal years ended December 31, 2008 or 2007.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on the exemption afforded by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. Three of the five members of our audit committee (Messrs. Hoelter, Neil Jowell and McQueen) are directors of Trencor, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns a majority of our common shares. Each of Messrs. Hoelter, Neil Jowell and McQueen is neither a voting member or chairperson of our audit committee nor an executive officer of ours. We believe that such reliance does not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE.

•	We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

•

Under Bermuda law, compensation of executive officers need not be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors. The members of our compensation committee are Messrs. Neil Jowell, Cottingham, Hoelter, Nurek and Shwiel. Messrs. Neil Jowell, Hoelter and Nurek are directors of Trencor. Our board of directors has also adopted a compensation committee charter.

•

In accordance with NYSE rules, we have formed an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. Our audit committee need not have three members and the members need not comply with the NYSE’s standards of independence for domestic issuers. Our audit committee has five members, Messrs. Neil Jowell, Cottingham, Hoelter, McQueen and Shwiel. Messrs. Cottingham and Shwiel are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The other three members are representatives of Trencor and have no voting rights. Our board of directors has also adopted an audit committee charter.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has five members, Messrs. Neil Jowell, Cottingham, Hoelter, Nurek and Shwiel. Our board of directors has also adopted a nominating and governance committee charter.

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

•

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to the NYSE. However, we have provided a proxy statement to the NYSE and expect to continue to do so in the future.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 “Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-40 and is incorporated herein by reference.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document
1.1	Memorandum of Association of Textainer Group Holdings Limited(1)

1.2	Bye-laws of Textainer Group Holdings Limited(2)

2.1	Form of Common Share Certificate(3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”)(4)

4.2†	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited

4.3*	Employment Agreement, dated as of January 1, 2007 by and between Textainer Equipment Management (U.S.) Limited and John A. Maccarone(5)

4.4*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Ernest J. Furtado(6)

4.5*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer(7)

4.6*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen(8)

4.7*	2007 Short-Term Incentive Plan effective January 1, 2007(9)

4.8*	2007 Share Incentive Plan(10)

4.9*	2008 Bonus Plan(11)

4.10*	Form of Indemnification Agreement(12)

4.11	Second Amended and Restated Indenture, dated as of May 26, 2005, by and between Textainer Marine Containers Limited, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “Second Amended and Restated Indenture”)(13)

4.12	Amendment Number 1, dated as of June 3, 2005, to the Second Amended and Restated Indenture(14)

4.13	Amendment Number 2, dated as of June 8, 2006, to the Second Amended and Restated Indenture(15)

4.14†	Amendment Number 3, dated as of July 2, 2008, to the Second Amended and Restated Indenture

4.15	Third Amended and Restated Series 2000-1 Supplement, dated as of July 2, 2008, by and between Textainer Marine Containers Limited, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “Third Amended and Restated Series 2000-1 Supplement”)(16)

4.16	Textainer Marine Containers Limited Series 2005-1 Supplement, dated as of May 26, 2005 to the Second Amended and Restated Indenture(17)

4.17†	Credit Agreement, dated as of April 22, 2008, by and among Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto (the “Credit Agreement”)

4.18	Letter Agreement, dated November 28, 2006 by and between Trencor Containers (Proprietary) Limited and Textainer Limited and Textainer Equipment Management Limited(18)

4.19**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited(19)

Exhibit Number	Description of Document
4.20	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited(20)

4.21**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended(21)

4.22	Form of Management Services Agreement, dated July 23, 2007, by and between Green Eagle Investments N.V., and Textainer Equipment Management Limited, for the management of the container fleet of Capital Lease Limited(22)

4.23	Share Purchase Agreement, dated as of November 21, 2007, by and among FB Transportation Capital LLC and Textainer Limited(23)

8.1†	Subsidiaries of the Registrant

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of KPMG LLP

†	Filed herewith.

*	Indicates management contract or compensatory plan.

**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(5)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(6)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(7)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(8)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(9)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(10)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(11)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(12)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(13)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(14)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(15)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(16)	Incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(17)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(18)	Incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(19)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(20)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(21)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(22)	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(23)	Incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 28, 2008.

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

March 16, 2009

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we have also audited financial statement schedules I and II. We also have audited Textainer Group Holdings Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Textainer Group Holdings Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the consolidated financial statements, financial statement schedules and an opinion on Textainer Group Holdings Limited’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Textainer Group Holdings Limited and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Textainer Group Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

/s/    KPMG LLP

San Francisco, California

March 16, 2009

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2007

(All currency expressed in United States dollars in thousands)

	2008	2007
Assets
Current assets:
Cash and cash equivalents	$71,490	$69,447
Accounts receivable, net of allowance for doubtful accounts of $5,855 and $3,160 in 2008 and 2007, respectively	49,328	44,688
Net investment in direct financing and sales-type leases	17,086	9,116
Containers held for resale	1,596	3,798
Prepaid expenses	3,271	2,527
Deferred taxes	1,961	352
Due from affiliates, net	39	9

Total current assets	144,771	129,937
Restricted cash	16,107	16,742
Containers, net of accumulated depreciation of $338,190 and $322,845 in 2008 and 2007, respectively	999,411	856,874
Net investment in direct financing and sales-type leases	74,633	48,075
Fixed assets, net of accumulated depreciation of $8,008 and $7,795 in 2008 and 2007, respectively	1,406	1,230
Intangible assets, net of accumulated amortization of $12,642 and $4,700 in 2008 and 2007, respectively	64,751	72,646
Interest rate swaps	—	127
Other assets	2,688	2,715

Total assets	$1,303,767	$1,128,346

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,922	$4,612
Accrued expenses	10,212	11,115
Container contracts payable	2,068	28,397
Due to owners, net	10,877	18,019
Secured debt facility	—	6,585
Bonds payable	58,000	58,000

Total current liabilities	86,079	126,728
Revolving credit facility	53,000	21,500
Secured debt facility	300,402	124,391
Bonds payable	313,241	370,938
Interest rate swaps	19,387	4,409
Income tax payable	16,074	15,733
Deferred taxes	7,577	10,814

Total liabilities	795,760	674,513

Minority interest	58,398	49,717

Shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,604,740 and 47,604,640 shares at 2008 and 2007, respectively	476	476
Additional paid-in capital	166,744	163,753
Notes receivable from shareholders	—	(432)
Accumulated other comprehensive (loss) income	(224)	579
Retained earnings	282,613	239,740

Total shareholders’ equity	449,609	404,116

Total liabilities and shareholders’ equity	$1,303,767	$1,128,346

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2008, 2007 and 2006

(All currency expressed in United States dollars in thousands, except per share amounts)

	2008	2007	2006
Revenues:
Lease rental income	$198,600	$192,342	$186,093
Management fees	28,603	24,125	16,194
Trading container sales proceeds	34,231	25,497	14,137
Gains on sale of containers, net	15,647	13,544	9,558
Other, net	—	284	480

Total revenues	277,081	255,792	226,462

Operating expenses:
Direct container expense	25,709	32,895	29,757
Cost of trading containers sold	26,596	20,753	11,480
Depreciation expense	48,900	48,757	54,330
Amortization expense	6,979	3,677	1,023
General and administrative expense	20,991	18,063	15,870
Short-term incentive compensation expense	4,257	4,094	4,694
Long-term incentive compensation expense	3,148	932	285
Bad debt expense, net	3,663	1,133	664

Total operating expenses	140,243	130,304	118,103

Income from operations	136,838	125,488	108,359

Other income (expense):
Interest expense	(26,227)	(37,094)	(33,083)
Interest income	1,482	3,422	2,286
Realized (losses) gains on interest rate swaps and caps, net	(5,986)	3,204	2,848
Unrealized losses on interest rate swaps, net	(15,105)	(8,274)	(574)
Gain on lost military containers, net	2,252	4,639	—
Other, net	(203)	56	243

Net other expense	(43,787)	(34,047)	(28,280)

Income before income tax and minority interest	93,051	91,441	80,079

Income tax benefit (expense)	871	(6,847)	(4,299)
Minority interest expense	(8,681)	(16,926)	(19,499)

Net income	$85,241	$67,668	$56,281

Net income per share:
Basic	$1.79	$1.66	$1.47
Diluted	$1.78	$1.66	$1.46
Weighted average shares outstanding (in thousands):
Basic	47,605	40,800	38,186
Diluted	47,827	40,841	38,488

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Years ended December 31, 2008, 2007 and 2006

(All currency expressed in United States dollars in thousands, except share amounts)

	Common shares		Additional paid-in capital	Notes receivable from shareholders	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity
	Shares	Amount
Balances, December 31, 2005	38,056,516	$381	$23,706	$(1,299)	$30	$188,733	$211,551
Dividends to shareholders ($0.71 per common share)	—	—	—	—	—	(27,311)	(27,311)
Exercise of share options	230,000	2	593	(539)	—	—	56
Share option plan obligation	—	—	(479)	—	—	—	(479)
Long-term incentive compensation expense	—	—	285	—	—	—	285
Repayment of notes receivable from shareholders	—	—	—	658	—	—	658
Repurchase and retirement of common shares	(11,876)	—	(12)	—	—	(85)	(97)
Comprehensive income:
Net income	—	—	—	—	—	56,281	56,281
Foreign currency translation adjustments	—	—	—	—	350	—	350

Total comprehensive income							56,631

Balances, December 31, 2006	38,274,640	383	24,093	(1,180)	380	217,618	241,294

Cumulative effect from FIN 48 implementation	—	—	—	—	—	1,035	1,035
Sale of common shares—initial public offering	9,000,000	90	140,782	—	—	—	140,872
Initial public offering expenses	—	—	(2,905)	—	—	—	(2,905)
Dividends to shareholders ($1.14 per common share)	—	—	—	—	—	(46,581)	(46,581)
Exercise of share options	330,000	3	872	(875)	—	—	—
Long-term incentive compensation expense	—	—	911	—	—	—	911
Repayment of notes receivable from shareholders	—	—	—	1,623	—	—	1,623
Comprehensive income:
Net income	—	—	—	—	—	67,668	67,668
Foreign currency translation adjustments	—	—	—	—	199	—	199

Total comprehensive income							67,867

Balances, December 31, 2007	47,604,640	476	163,753	(432)	579	239,740	404,116

Initial public offering expenses	—	—	(31)	—	—	—	(31)
Dividends to shareholders ($0.89 per common share)	—	—	—	—	—	(42,368)	(42,368)
Restricted share units vested	100	—	—	—	—	—	—
Long-term incentive compensation expense	—	—	3,022	—	—	—	3,022
Repayment of notes receivable from shareholders	—	—	—	432	—	—	432
Comprehensive income:
Net income	—	—	—	—	—	85,241	85,241
Foreign currency translation adjustments	—	—	—	—	(803)	—	(803)

Total comprehensive income							84,438

Balances, December 31, 2008	47,604,740	$476	$166,744	$—	$(224)	$282,613	$449,609

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007 and 2006

(All currency expressed in United States dollars in thousands)

	2008	2007	2006
Cash flows from operating activities:
Net income	$85,241	$67,668	$56,281

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	48,900	48,757	54,330
Bad debt expense, net	3,663	1,133	664
Unrealized losses on interest rate swaps, net	15,105	8,274	574
Amortization of debt issuance costs	2,693	1,395	1,405
Amortization of intangible assets	6,979	3,677	1,023
Amortization of acquired above-market leases	963	—	—
Gains on sale of containers and lost military containers, net	(17,899)	(18,183)	(9,558)
Share-based compensation expense	3,022	911	285
Minority interest expense	8,681	16,926	19,499
Decrease (increase) in:
Accounts receivable, net	(8,303)	(4,473)	215
Containers held for resale	2,292	702	334
Prepaid expenses and other current assets	2,444	(411)	1,293
Due from affiliates, net	(30)	6	36
Other assets	(2,249)	(381)	(1,281)
Increase (decrease) in:
Accounts payable	310	(6)	(3,153)
Accrued expenses	(903)	(1,357)	(8,020)
Due to owners, net	(7,142)	11,449	559
Long-term income tax payable	341	7,821	7,912
Deferred taxes, net	(1,844)	526	1,030

Total adjustments	57,023	76,766	67,147

Net cash provided by operating activities	142,264	144,434	123,428

Cash flows from investing activities:
Purchase of additional shares of Textainer Marine Containers Ltd	—	(71,131)	—
Purchase of containers and fixed assets	(320,218)	(207,171)	(104,818)
Purchase of intangible assets	(106)	(56,000)	(18,983)
Proceeds from sale of containers and fixed assets	68,312	70,200	34,142
Receipt of principal payments on direct financing and sales-type leases	14,255	7,594	6,456

Net cash used in investing activities	(237,757)	(256,508)	(83,203)

Cash flows from financing activities:
Proceeds from revolving credit facility	77,500	49,500	—
Principal payments on revolving credit facility	(46,000)	(28,000)	—
Proceeds from secured debt facility	288,500	236,000	74,000
Principal payments on secured debt facility	(119,200)	(157,300)	(21,000)
Principal payments on bonds payable	(58,000)	(58,000)	(58,000)
Decrease (increase) in restricted cash	635	5,247	(8,610)
Debt issuance costs	(3,129)	(297)	(1,339)
Initial public offering costs	(31)	(2,905)	—
Issuance of common shares	—	140,872	56
Repayments of notes receivable from shareholders	432	1,623	658
Retirement of common shares	—	—	(97)
Dividends paid	(42,368)	(46,581)	(27,311)

Net cash provided by (used in) financing activities	98,339	140,159	(41,643)

Effect of exchange rate changes	(803)	199	350

Net increase (decrease) in cash and cash equivalents	2,043	28,284	(1,068)
Cash and cash equivalents, beginning of the year	69,447	41,163	42,231

Cash and cash equivalents, end of the year	$71,490	$69,447	$41,163

(Continued)

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007 and 2006

(All currency expressed in United States dollars in thousands)

	2008	2007	2006
Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest	$29,176	$32,478	$28,812
Income taxes	$929	$850	$981

Supplemental disclosures of noncash investing activities:

(Decrease) increase in accrued container purchases	$(26,329)	$(4,530)	$30,373
Containers placed in direct financing and sales-type leases	$48,783	$23,488	$15,667

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008, 2007, and 2006

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

The Company completed an initial public offering (“IPO”) of its common shares at $16.50 per share on October 15, 2007 and listed its common shares on the New York Stock Exchange under the symbol “TGH.” The Company sold 9,000,000 common shares and generated proceeds of $137,846, after deducting underwriting discounts and other offering expenses. The Company used a portion of the proceeds to repay borrowings of $56,000 incurred in the Capital Transaction described in Note 6.

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include special-purpose containers. These containers are financed through reinvested earnings, a revolving credit facility and a secured debt facility provided by banks, and bonds payable to investors. Expenses related to lease rental income include direct container expenses, depreciation expense and interest expense.

Container Management

The Company manages, on a worldwide basis, a fleet of containers for and on behalf of the Owners.

All rental operations are conducted worldwide in the name of the Company who, as agent for the Owners, acquires and sells containers, enters into leasing agreements and depot service agreements, bills and collects lease rentals from the lessees, disburses funds to depots for container handling, and remits net amounts, less management fees and commissions, to the Owners. Revenues, customer accounts receivable, fixed assets, depreciation and other operating expenses, and vendor payables arising from direct container operations of the managed portion of the Owners’ fleet have been excluded from the Company’s financial statements.

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

December 31, 2008, 2007 and 2006

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

Military Management

During June 2003, the Company entered into a management agreement to provide a management information system and source containers and related equipment for the U.S. military. In the event that containers are not available within the managed fleet, the Company will fulfill its obligations to this customer by subleasing containers and equipment from shipping lines and other leasing companies. The contract is renewable annually. Management fees earned from this contract for the years ended December 31, 2008, 2007 and 2006 were $1,782, $1,731 and $1,680, respectively.

(b)	Principles of Consolidation

The consolidated financial statements of the Company include TGH and all its subsidiaries. All material intercompany balances have been eliminated in consolidation.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by Textainer Marine Containers Limited (“TMCL”) which is 83.85% and 86.74% owned by the Company as of December 31, 2008 and 2007, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents and restricted cash include all interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash with various financial institutions. These financial institutions are located throughout the United States, Canada, Bermuda, Singapore, the United Kingdom, the Netherlands and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is subject to credit risk. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. Intangible assets are evaluated for impairment by applying the recognition and measurement provisions of the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144 Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS 144)”. Under SFAS 144, an impairment loss shall be recognized if the carrying amount of the intangible assets is not recoverable by future undiscounted cash flows and the carrying amount exceeds its fair value.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

(e)	Lease Rental Income

Leasing income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct finance and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct finance leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of December 31, 2008:

Year ending December 31:
2009	$78,812
2010	55,531
2011	44,046
2012	28,996
2013 and thereafter	34,814

Total future minimum lease payments receivable	$242,199

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

(f)	Direct Container Expense

Direct container expense represents the operating costs arising from the containers owned by the Company and includes storage, handling, maintenance, DPP, agent and insurance expense.

(g)	Containers Held for Resale

The Company, through one or more of its subsidiaries, buys trading containers for resale, which are valued at the lower of cost or market value. The cost of trading containers sold is specifically identified.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

(h)	Foreign Currencies

A functional currency is determined for each of the entities within the Company based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency is the U.S. dollar. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange gains (losses), reported in Other, net in the consolidated statements of income were $17, $183, and $(189) for the years ended December 31, 2008, 2007 and 2006, respectively. For consolidation purposes, the financial statements are then translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income (loss).

(i)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. During the last few years, the Company experienced a significant increase in resale prices, as a result of (i) a lower number of containers available for sale due to higher utilization and (ii) the increased cost of new containers. Based on this extended period of higher container resale values and an expectation that new equipment prices will remain near current levels, the Company increased the estimated future residual values of its containers during 2008 and 2006. These increases in residual values caused a decrease in depreciation expense of $7,200 ($6,984 after tax or $0.15 per diluted share) and $5,534 ($5,349 after tax or $0.14 per diluted share) for the years ended December 31, 2008 and 2006. Assuming no change in equipment cost balances the change in 2008 and 2006 would result in a decrease in future depreciation expense of $14,282 and $16,533 per year, respectively, at the time those changes were made. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

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

The Company has evaluated the recoverability of the recorded amount of container rental equipment at December 31, 2008 and 2007, and determined that a reduction in the carrying values of containers held for continued use was not required, but a write-down in the value of certain containers identified for sale was required.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

During the years ended December 31, 2008, 2007 and 2006, the Company recorded impairments of $546, $566 and $183, which are included in depreciation expense in the accompanying consolidated statements of income, to write down the value of 2,671, 2,552 and 989 containers identified for sale, respectively, to their estimated fair value. The fair value was estimated based on recent gross sales proceeds. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. At December 31, 2008 and 2007, the carrying value of 451 and 371 containers identified for sale included impairment charges of $73 and $91, respectively. The carrying value of these containers identified for sale amounted to $418 and $313 as of December 31, 2008 and 2007, respectively, and is included in Containers, net on the consolidated balance sheets.

During the years ended December 31, 2008, 2007 and 2006, the Company recorded the following net gain on sales of containers:

	2008		2007		2006
	Units	Amount	Units	Amount	Units	Amount
Gain on sales of previously written down containers, net	2,585	$1,339	3,004	$1,415	1,359	$1,594
Gain on sales of containers not written down, net	27,526	14,308	34,491	12,129	26,206	7,964

Gain on sales of containers, net	30,111	$15,647	37,495	$13,544	27,565	$9,558

If other containers are subsequently identified as available for sale, the Company may incur additional write-downs or may incur losses on the sale of these containers if they are sold. The Company will continue to evaluate the recoverability of recorded amounts of containers and a write-down of certain containers held for continued use and/or an increase in its depreciation rate may be required in future periods for some or all containers.

(j)	Income Taxes

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

As of January 1, 2007, the company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Under FIN 48, the company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future IRS examinations of the Company’s tax returns, those findings may could result in additional income tax expense. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(k)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(l)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the years ended December 31, 2008, 2007 and 2006, $9,791 or 38%, $12,491 or 38% and $12,377 or 42%, respectively, of the Company’s direct container expenses were paid in 15 different foreign currencies. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency and the Company’s contract with the U.S. military contains a provision to protect it from fluctuations in exchange rates for payments made in foreign currencies.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for the major lessees noted in the table below, no other single lessees made up greater than 10% of the Company’s lease rental income for the years ended December 31, 2008, 2007 and 2006.

Lessee	2008	2007	2006
Customer A	10%	n/a	n/a
Customer B	n/a	11%	11%

One single lessee (Customer A) accounted for 17% of the Company’s accounts receivable, net as of December 31, 2008 and no single lessee accounted for more than 10% of the Company’s accounts receivable, net as of December 31, 2007.

(m)	Customers

The Company had no customer that individually accounted for over 10% of the lease billings of the Company’s owned and managed fleet in 2008, 2007 and 2006. The Company currently has

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

containers on-hire to more than 400 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers to freight forwarding companies and the U.S. military. The Company’s five largest customers accounted for approximately 34.0% of the Company’s total owned and managed fleet’s 2008 leasing billings. The Company’s largest customer represented approximately 9.8% of the Company’s total owned and managed fleet’s 2008 leasing billings. For the fiscal years ended December 31, 2008, 2007 and 2006, revenue from the Company’s 25 largest container lessees by lease billings represented 75.9%, 78.4% and 80.7% of the Company’s total owned and managed fleet’s container lease billings, respectively, with revenue from the Company’s single largest container lessee accounting for $44.7 million, $33.0 million and $28.9 million or 9.8%, 8.4% and 9.0% of the Company’s total owned and managed fleet’s container lease billings during the respective periods. A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition. In addition, the largest lessees of the Company’s owned fleet are often among the largest lessees of the Company’s managed fleet. The largest lessees of the Company’s managed fleet are responsible for a significant portion of the billings that generate the Company’s management fee revenue.

(n)	Fair Value of Financial Instruments

In accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments, the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps. At December 31, 2008 and 2007, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, based on the borrowing rates available to the Company, the fair value of long-term debt (including current maturities) was approximately $641,281 and $572,345 at December 31, 2008 and 2007, respectively, compared to a book value of $724,643 and $581,414 at December 31, 2008 and 2007, respectively.

(o)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in Realized (losses) gains on derivative instruments, net in the consolidated statement of income.

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

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

“2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of income.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as a method for determining the estimated fair value for employee share option awards. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award. Share-based compensation expense of $3,022 and $911 was recorded as a part of long-term incentive compensation for the years ended December 31, 2008 and 2007 for share options and restricted share units awarded to employees under the 2007 Plan.

(q)	Comprehensive Income (Loss)

In accordance with SFAS No. 130, Reporting Comprehensive Income (“SFAS 130”), the Company reports changes in equity from all sources. The effect of SFAS 130 is limited to the form and content of the Company’s disclosures of its foreign currency translation adjustment as a component of other comprehensive income (loss).

(r)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(s)	Reclassifications

Certain reclassifications of 2007 and 2006 amounts have been made in order to conform with the 2008 financial statement presentation.

(t)	Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if all outstanding share options were exercised or converted into common shares. For the year ended December 31, 2008, 1,038,624 share options were excluded from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method, in accordance with the FASB’s Statement of Financial Accounting Standards No. 128 Earnings Per Share. For the year ended December 31, 2007, 1,044,734 share options were excluded from the computation of diluted earnings per share because they were anti-dilutive. For the year ended

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

December 31, 2006, all share options to acquire common shares were dilutive. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS for the years ended December 31, 2008, 2007 and 2006 is presented as follows:

Share amounts in thousands	2008	2007	2006
Numerator
Net income—basic and diluted EPS	$85,241	$67,668	$56,281
Denominator
Weighted average common shares outstanding—basic	47,605	40,800	38,186
Dilutive share options	222	41	302

Weighted average common shares outstanding—diluted	$47,827	$40,841	$38,488

Earnings per common share
Basic	$1.79	$1.66	$1.47
Diluted	$1.78	$1.66	$1.46

(u)	Fair value measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value under U.S. generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS 157 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SFAS 157 retains the exchange price notion in earlier definitions of fair value and clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). With the exception of a one year deferral for the implementation of SFAS 157 for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis, SFAS 157 is effective for financial statements issued for years beginning after November 15, 2007, and for interim periods within those years with earlier application encouraged.

Effective January 1, 2008, the Company adopted SFAS 157 for the fair value measurement of recurring items, in particular, its interest rate swaps. The partial adoption of SFAS 157 for financial assets and liabilities had no effect on the Company’s consolidated financial position, results of operations or cash flows. The Company does not believe the adoption of the deferred portion of SFAS 157 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

The Company measures the fair value of its $433,560 notional amount of interest rate swaps under a Level 3 input as defined by SFAS 157. The Company relies on a valuation prepared by its brokers that is based on a discounted cash flow analysis using forecasted interest rate yield curves. The Company’s interest rate swap agreements had a net fair value liability of $19,387 and $4,282 as of December 31, 2008 and 2007, respectively. The change in fair value for the years ended December 31, 2008, 2007 and 2006 of $15,105, $8,274 and -$574, respectively, was recorded in the consolidated statement of income as part of unrealized losses on interest rate swaps, net.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 establishes a fair value option under which entities can elect to report certain financial assets and liabilities at fair value with changes in fair value recognized in earnings. However, SFAS 159 specifically includes financial assets and financial liabilities recognized under leases (as defined in SFAS No. 13, Accounting for Leases), as among those items not eligible for the fair value measurement option except contingent obligations for cancelled leases and guarantees of third-party lease obligations. Effective January 1, 2008 the Company adopted SFAS 159. The Company did not elect the fair value option for any assets or liabilities, therefore the adoption of SFAS 159 had no effect on the Company’s consolidated financial position, results of operations or cash flows.

(v)	Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 160 Noncontrolling Interest in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company within the equity section of the company’s balance sheets but separate from the company’s equity. It also requires the amounts of consolidated net income attributable to the parent and to the noncontrolling interest (minority interest) to be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest to be accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary must be measured at fair value. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The recognition and measurement provisions of SFAS 160 are to be applied prospectively for fiscal years beginning on or after December 15, 2008 and the presentation and disclosure provisions of SFAS 160 are to be applied retrospectively for all periods presented. The Company’s consolidated financial statements will reflect the presentation and disclosure requirements of SFAS 160 in its Form 6-K for the period ending March 31, 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R replaced SFAS No. 141, Business Combinations (“SFAS 141”). SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will apply

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

prospectively to business combinations for which the acquisition date is on or after the Company’s fiscal year beginning January 1, 2009. This statement may impact how the Company accounts for future business combinations and the Company’s future consolidated financial position, results of operations and cash flows depending on the terms of the business combinations and the businesses acquired.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. SFAS 161 will be effective for the Company as of January 1, 2009. The Company is assessing the potential revisions to disclosures required by SFAS 161.

In May 2008, the FASB issued FASB No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for non-governmental entities. For non-governmental entities, the guidance in SFAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the U.S. Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not believe the adoption of SFAS 162 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

(2)	Step Acquisition

On November 1, 2007, the Company’s wholly owned subsidiary, Textainer Limited (“TL”) purchased 3,000 additional Class A shares of TMCL for cash consideration of $71,131. TL’s total ownership interest in Class A common shares before and after the step acquisition was 50% and 75%, respectively. The Company has consolidated TMCL since the inception of the entity in 2001. The Company accounted for this transaction as a step acquisition, allocating the purchase price based on the fair value of the assets and liabilities acquired in proportion to the percentage of shares acquired. The Company also recorded an adjustment to the purchase price allocation to reduce the carrying value of containers by $3,002 for the year ended December 31, 2008 as a result of a change in the Company’s tax basis in those containers. As a result of this purchase, TL and Fortis now hold voting interests in TMCL of 75% and 25%, respectively. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL. The step acquisition was recorded as follows:

2007
Purchase method adjustment to carrying values:
Minority interest acquired	$56,133
Tangible assets—containers	10,592
Intangible assets—lease contracts	2,362
Discount on Secured Debt Facility	751
Discount on 2005-1 Bonds	1,293

$71,131

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

(3)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Fees from affiliated Owner	$6,014	$6,351	$5,628
Fees from unaffiliated Owners	20,807	16,043	8,886

Fees from Owners	26,821	22,394	14,514
Other fees	1,782	1,731	1,680

Total management fees	$28,603	$24,125	$16,194

Due to Owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to Owners, net at December 31, 2008 and 2007 consisted of the following:

	2008	2007
Affiliated Owner	$902	$3,695
Unaffiliated Owners	9,975	14,324

Total due to Owners, net	$10,877	$18,019

(4)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 40,391 and 28,820 containers under direct financing and sales-type leases as of December 31, 2008 and 2007, respectively.

The components of the net investment in direct financing and sales-type leases as of December 31, 2008 and 2007 were as follows:

	2008	2007
Future minimum lease payments receivable	$117,747	$72,234
Less unearned income	(26,028)	(15,043)

Net investment in direct financing and sales-type leases	$91,719	$57,191

Amounts due within one year	$17,086	$9,116
Amounts due beyond one year	74,633	48,075

Net investment in direct financing and sales-type leases	$91,719	$57,191

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2008:

Year ending December 31:
2009	$24,689
2010	22,740
2011	19,488
2012	18,113
2013 and thereafter	32,717

Total future minimum lease payments receivable	$117,747

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $6,499, $4,092 and $3,587 for the years ended December 31, 2008, 2007 and 2006 respectively.

(5)	Containers and Fixed Assets

Containers, net at December 31, 2008 and 2007 consisted of the following:

	2008	2007
Containers	$1,337,601	$1,179,719
Less accumulated depreciation	(338,190)	(322,845)

Containers, net	$999,411	$856,874

All owned containers are pledged as collateral for debt as of December 31, 2008 and 2007.

Fixed assets, net at December 31, 2008 and 2007 consisted of the following:

	2008	2007
Computer equipment and software	$6,385	$5,871
Office furniture and equipment	1,757	1,804
Automobiles	167	203
Leasehold improvements	1,105	1,147

	9,414	9,025
Less accumulated depreciation	(8,008)	(7,795)

Fixed assets, net	$1,406	$1,230

(6)	Intangible Assets

On July 1, 2006, the Company purchased the exclusive rights to manage the approximately 315,000 twenty foot equivalent unit (“TEU”) container fleet of Gateway Management Services Limited for $18,983 (the “Gateway Transaction”). The purchase price will be fully amortized over the expected 11-year life of the contract on a pro-rata basis to the expected management fees. Amortization expense for the years ended December 31, 2008, 2007 and 2006 was $2,160, $2,141 and $1,023, respectively.

On July 23, 2007, the Company purchased the exclusive rights to manage the approximately 500,000 TEU container fleet of Capital Lease Limited, Hong Kong (“Capital”) for $56,000. The Company began managing the Capital fleet on September 1, 2007. The purchase price will be fully amortized over the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

expected 13-year life of the contract on a pro-rata basis to the expected management fees. Amortization expense for the years ended December 31, 2008 and 2007 was $4,458 and $1,489, respectively.

The changes in the carrying amount of intangible assets during the years ended December 31, 2008, 2007 and 2006 are as follows:

Balance as of December 31, 2005	$—
Addition arising from the Gateway Transaction	18,983
Amortization expense	(1,023)

Balance as of December 31, 2006	17,960

Addition arising from the Capital Transaction	56,000
Step acquisition adjustment related to lease contracts (1)	2,363
Amortization expense	(3,677)

Balance as of December 31, 2007	$72,646

Amortization expense of step acquisition adjustment related to lease contracts and other (1)	(916)
Amortization expense	(6,979)

Balance as of December 31, 2008	$64,751

(1)	Represents a step acquisition adjustment related to TL’s purchase of 3,000 additional shares of TMCL. The adjustment was recorded to increase the balance of lease contracts to an amount that equaled the fair market value of the lease contracts on the date of the acquisition. See Note 2 “Step Acquisition” for further discussion.

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2008:

Year ending December 31:
2009	$7,856
2010	6,543
2011	6,089
2012	6,515
2013 and thereafter	37,748

Total future amortization of intangible assets	$64,751

(7)	Accrued Expenses

Accrued expenses at December 31, 2008 and 2007 consisted of the following:

	2008	2007
Interest payable	$1,369	$1,411
Accrued compensation	6,032	5,060
Direct container expense	2,227	2,446
Other	584	2,198

Total accrued expenses	$10,212	$11,115

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

(8)	Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax (benefit) expense for the years ended December 31, 2008, 2007 and 2006 consisted of the following:

	2008	2007	2006
Current
Bermuda	$—	$—	$—
Foreign	972	6,661	3,269

	972	6,661	3,269

Deferred
Bermuda	—	—	—
Foreign	(1,843)	186	1,030

	(1,843)	186	1,030

	$(871)	$6,847	$4,299

The components of income before income taxes and minority interest were as follows:

	2008	2007	2006
Bermuda sources	$—	$—	$—
Foreign sources	93,053	91,441	80,079

	$93,053	$91,441	$80,079

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of income is as follows:

	2008	2007	2006
Bermuda tax rate	0.00%	0.00%	0.00%
Foreign tax rate	-1.60%	1.24%	0.65%
Tax uncertainties	0.66%	6.58%	4.50%
Other	0.00%	-0.33%	0.22%

	-0.94%	7.49%	5.37%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are presented below:

	2008	2007
Deferred tax assets:
Net operating loss	$4,420	$3,488
Other	3,650	2,462

Deferred tax assets	8,070	5,950

Deferred tax liabilities:
Containers, net	12,345	14,908
Other	1,341	1,504

Deferred tax liabilities	13,686	16,412

Net deferred tax liability	$5,616	$10,462

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

On October 1, 2007, the Company purchased an additional interest in Textainer Marine Containers Limited, a partnership for US tax purposes. During the year ended December 31, 2008, the Company recognized a fair market value adjustment to its container equipment for U.S tax purposes and recorded a deferred tax asset of $3,003 as an adjustment to the original purchase accounting.

The Company has net operating loss carry-forwards of $12,998 that will begin to expire from December 31, 2017 through December 31, 2028 if not utilized.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2008, cumulative earnings of approximately $28,323 would be subject to income taxes of approximately $8,110 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. With the exception of two foreign tax returns of two foreign subsidiaries, the Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2002.

The 2004 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited and the 2004 and 2005 United States tax returns for TGH’s subsidiary TL were examined by the Internal Revenue Service (the “IRS”). In May 2008, the Company received notification from the IRS that they had completed their examination and made no changes to the amount of tax reported. As a result, the Company reduced the amount of

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

unrecognized tax benefits and recognized a tax provision reduction during the year ended December 31, 2008. The Company’s effective tax rate reflects the recognition of this $4,191 tax provision reduction.

As a result of the implementation of FIN 48, the Company recognized a $1,035 decrease in the liability for uncertain tax positions, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. At January 1, 2007, the Company had accrued tax liabilities for unrecognized tax benefits of approximately $7,338, in addition to interest of $498 and penalties of $76.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2008 and 2007 are as follows:

Balance at January 1, 2007	$7,338
Increases related to current year tax positions	7,051
Increases related to prior year tax positions	3,488
Decreases related to prior year tax positions	(2,964)
Expiration of the statute of limitations	(156)

Balance at December 31, 2007	14,757
Increases related to current year tax positions	4,320
Increases related to prior year tax positions	103
Decreases related to prior year tax positions	(4,191)
Expiration of the statute of limitations	(297)

Balance at December 31, 2008	$14,692

If the unrecognized tax benefits of $14,692 at December 31, 2008 were recognized, tax benefits in the amount of $14,471 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2008 will decrease by $1,006 in the next twelve months due to expiration of the statute of limitations, of which $1,006 would reduce our annual effective tax rate.

Interest and penalty expense (benefit) recorded during 2008 amounted to $48 and $0, respectively. Total accrued interest and penalties as of December 31, 2008 were $916 and $41, respectively, and were included in non-current income taxes payable. Interest and penalty expense (benefit) recorded during 2007 amounted to $197 and ($35), respectively. Total accrued interest and penalties as of December 31, 2007 were $736 and $41, respectively, and were included in non-current income taxes payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

(9)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2008 and 2007:

Revolving Credit Facilities, Bonds Payable and Secured Debt Facility	2008	2007
Revolving Credit Facilities, weighted average interest at 2.67% and 6.42% at December 31, 2008 and 2007, respectively	$53,000	$21,500
2005-1 Bonds, interest at 1.73% and 5.56% at December 31, 2008 and 2007, respectively	371,241	428,938
Secured Debt Facility, weighted average interest at 2.45% and 5.35% at December 31, 2008 and 2007, respectively	300,402	130,976

Total debt obligations	$724,643	$581,414

Amount due within one year	$58,000	$64,585

Amounts due beyond one year	$666,643	$516,829

Revolving Credit Facilities

On April 22, 2008, TL terminated its then-existing revolving credit facility that provided for an aggregate commitment amount of up to $75,000 (which also included within such amount a $25,000 letter of credit facility) (the “Prior Credit Facility”). On the same date, TL replaced the Prior Credit Facility with a new credit agreement, (the “2008 Credit Agreement”), with the same banks that were party to the Prior Credit Facility, as well as additional banks, to provide a new revolving credit facility (the “2008 Credit Facility”) in an aggregate commitment amount of up to $205,000 (which also includes within such amount a $50,000 letter of credit facility). The 2008 Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the 2008 Credit Facility at December 31, 2008 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. Total outstanding principal under the 2008 Credit Facility and the Prior Credit Facility was $53,000 and $21,500 as of December 31, 2008 and December 31, 2007, respectively. The Company had no outstanding letters of credit under the 2008 Credit Facility or the Prior Credit Facility as of December 31, 2008 and December 31, 2007.

The 2008 Credit Facility is secured by the Company’s containers and under the terms of the 2008 Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt.

TGH acts as a guarantor of the 2008 Credit Facility. The 2008 Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the 2008 Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at December 31, 2008. There is a commitment fee of 0.20% to 0.30% on the unused portion of the 2008 Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

Bonds Payable and Secured Debt Facility

In 2005, the Company’s subsidiary, TMCL, issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Under a 10-year amortization schedule, $58,000 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds commencing with the payment date occurring in June 2008. Ultimate payment of the 2005-1 Bond principal is insured by Ambac Assurance Corporation and the cost, 0.275% on the outstanding principal balance of the 2005-1 Bonds, of this insurance coverage is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

The Company’s primary ongoing container financing requirements are funded by revolving notes issued by TMCL (the “Secured Debt Facility”). On July 2, 2008, the Company extended its Secured Debt Facility and amended certain terms thereof, including an increase in the commitment from $300,000 to $475,000. Following the July 2, 2008 amendments, the interest rate, payable monthly in arrears, is LIBOR plus 1.25% during an initial two-year revolving period. If the Secured Debt Facility is not refinanced or renewed prior to the new Conversion Date of July 1, 2010, the interest rate would increase and the Secured Debt Facility would stop revolving and begin amortizing over a term that is scheduled to be 10 years but not to exceed 15 years. Following the July 2, 2008 amendments, the Secured Debt Facility is no longer insured by Ambac Assurance Corporation.

Under the terms of the 2005-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”) that is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $1,061,011 as of December 31, 2008. The 2005-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, in which TMCL and TGH’s container management subsidiary were in full compliance at December 31, 2008.

The following is a schedule by year, of future scheduled repayments, as of December 31, 2008:

	Revolving Credit Facility	2005-1 Bonds(1)	Secured Debt Facility(1)
Year ending December 31:
2009	$—	$58,000	$—
2010	—	58,000	15,050
2011	—	58,000	30,100
2012	—	58,000	30,100
2013 and thereafter	53,000	140,167	225,750

	$53,000	$372,167	$301,000

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $926 and $598, respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition. See Note 2 “Step Acquisition” for further discussion.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

The future repayments schedule for the Secured Debt Facility is based on the facility not being extended on its Conversion Date and then converting into a ten-year fully amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its bonds payable and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of December 31, 2008:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks which cap one-month LIBOR rates fixed between 4.77% and 7.11% per annum, nonamortizing notional amounts, with termination dates through November 2015	$110,000
Interest rate swap contracts with several banks, with one-month LIBOR rates fixed between 3.36% and 5.32% per annum, amortizing notional amounts, with termination dates through November 2013	433,560

Total notional amount as of December 31, 2008	$543,560

During February 2009, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR fixed rate at 3.48% per annum, in non-amortizing notional amount of $10,000 and a term from March 16, 2009 through March 15, 2010.

The Company’s interest rate swap agreements had a net fair value liability of $19,387 and $4,282 as of December 31, 2008 and December 31, 2007, respectively. The change in fair value was recorded in the consolidated statement of income as unrealized losses on interest rate swaps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

(10)	Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in four reportable segments: container ownership, container management, container resale and military management. The following tables show segment information for the years ended December 31, 2008, 2007 and 2006, reconciled to the Company’s income before taxes as shown in its consolidated statements of income:

2008	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$194,795	$—	$—	$3,805	$—	$—	$198,600
Management fees	—	42,861	9,113	1,782	—	(25,153)	28,603
Trading container sales proceeds	—	—	34,231	—	—	—	34,231
Gain on sale of containers, net	15,649	(2)	—	—	—	—	15,647
Other revenue	—	—	—	—	—	—	—

Total revenue	$210,444	$42,859	$43,344	$5,587	$—	$(25,153)	$277,081

Depreciation expense	$49,709	$676	$—	$72	$—	$(1,557)	$48,900

Interest expense	$26,227	$—	$—	$—	$—	$—	$26,227

Unrealized losses on interest rate swaps, net	$15,105	$—	$—	$—	$—	$—	$15,105

Segment income before taxes	$58,711	$15,021	$14,249	$1,551	$(2,563)	$(2,599)	$84,370

Total assets	$1,189,272	133,056	$2,578	$1,227	$1,812	$(24,178)	$1,303,767

Purchases of long-lived assets	$293,889	$926	$—	$—	$—	$—	$294,815

2007
Lease rental income	$188,139	$—	$—	$4,203	$—	$—	$192,342
Management fees	—	38,469	8,022	1,731	—	(24,097)	24,125
Trading container sales proceeds	—	—	25,497	—	—	—	25,497
Gain on sale of containers, net	13,550	(6)	—	—	—	—	13,544
Other revenue	—	17	—	—	267	—	284

Total revenue	$201,689	$38,480	$33,519	$5,934	$267	$(24,097)	$255,792

Depreciation expense	$49,304	$585	$—	$76	$—	$(1,208)	$48,757

Interest expense	$37,094	$—	$—	$—	$—	$—	$37,094

Unrealized losses on interest rate swaps, net	$8,274	$—	$—	$—	$—	$—	$8,274

Segment income before taxes	$48,209	$17,302	$10,294	$2,161	$(536)	$(2,915)	$74,515

Total assets	$1,023,449	$133,450	$6,676	$848	$2,452	$(38,529)	$1,128,346

Purchases of long-lived assets	$202,641	$56,558	$—	$—	$—	$—	$259,199

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

2006	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$181,481	$—	$—	$4,612	$—	$—	$186,093
Management fees	—	29,161	4,946	1,680	—	(19,593)	16,194
Trading container sales proceeds	—	—	14,137	—	—	—	14,137
Gain on sale of containers, net	9,560	(2)	—	—	—	—	9,558
Other revenue	—	71	—	—	409	—	480

Total revenue	$191,041	$29,230	$19,083	$6,292	$409	$(19,593)	$226,462

Depreciation expense	$54,574	$611	$—	$88	$—	$(943)	$54,330

Interest expense	$33,083	$—	$—	$—	$—	$—	$33,083

Unrealized losses on interest rate swaps, net	$574	$—	$—	$—	$—	$—	$574

Segment income before taxes	$42,949	$11,523	$5,458	$1,172	$119	$(641)	$60,580

Total assets	$962,462	$50,410	$5,299	$1,276	$2,076	$(74,256)	$947,267

Purchases of long-lived assets	$134,881	$19,293	$—	$—	$—	$—	$154,174

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Ownership segments.

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

The Company has entered into several operating leases for office space. Rent expense amounted to $1,642 $1,445 and $1,396 for the years ended December 31, 2008, 2007 and 2006, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2008 were as follows:

Operating leasing
Year ending December 31:
2009	$1,430
2010	1,255
2011	1,262
2012	1,214
2013 and thereafter	4,945

Total	$10,106

(b)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s Secured Debt Facility and 2005-1 Bonds. The total balance of these restricted cash accounts was $16,107 and $16,742 as of December 31, 2008 and 2007, respectively.

(c)	Legal Proceedings

In 2005 the Company reserved $2,500 to resolve a dispute with a container manufacturer. The Company paid $1,300 pursuant to a court order. On November 28, 2006, the Company and its parent company, Trencor Limited, entered into a letter agreement related to a settlement with this container manufacturer and the sale of a South African container manufacturing plant. This container manufacturer owed money to Trencor and had claims against the Company. Pursuant to this letter agreement, the container manufacturer agreed to return the plant to Trencor in lieu of its liabilities and the Company agreed to cover Trencor’s losses upon the sale of the plant, up to a limit of $750, in settlement of the container manufacturer’s claims against them. A $450 reduction in the reserve was released to income in the fourth quarter of 2006. On August 23, 2007, Trencor entered into a sale agreement with a third party to sell the plant for an amount that would not result in any loss being recorded. This sale was subject to certain conditions and the receipt of funds from the buyer of the plant, both of which were met in 2008. As a result, the Company reduced its reserve in its entirety in the second quarter of the fiscal year ended December 31, 2008.

(d)	Legal Proceedings on the Sale of the Partnerships’ Assets

On April 18, 2005, six California limited partnerships formed to invest in transportation equipment sold substantially all of their assets to RFH, Ltd. (“RFH”). As part of this sale transaction, RFH engaged Textainer Equipment Management Ltd., one of the general partners, to manage the containers RFH bought.

Five lawsuits were filed between March 2005 and June 2007 in state and federal court, initiated by certain limited partners. The state cases have been consolidated into one action. The limited partners in the state action allege that the general partners breached their fiduciary duties by selling the assets for less than their fair value, retaining management rights over the assets following the sale, and making

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

materially false or misleading statements in proxy statements issued in connection with the sale of assets. In the federal case, plaintiffs allege a breach of fiduciary duty claim similar to that in the state action and also allege that the general partners violated federal securities laws. The lawsuits seek to recover damages for the limited partners based on the allegedly inadequate purchase price paid for the assets.

On February 5, 2009, the plaintiffs in the state case, plaintiff in the federal case, and the Textainer defendants reached a settlement agreement under which Textainer’s insurer will pay a total of $10 million to the plaintiffs on defendants’ behalf. On February 11, 2009, the Court gave the settlement agreement its preliminary approval, and a hearing regarding final approval of the settlement agreement is expected to take place in state court on April 21, 2009.

On November 24, 2008, the Ninth Circuit granted the federal parties’ joint motion for a stay in proceedings and deferral of decision in order to finalize settlement proceedings. The motion to stay was continued on January 23, 2009, and the parties expect to seek dismissal of the federal case on April 23, 2009.

(12)	Share Option and Restricted Share Unit Plans

As of December 31, 2008, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. At December 31, 2008, 1,052,576 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

The following is a summary of activity in the Company’s 2007 Plan for the years ended December 31, 2008 and 2007:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2006	—	$—
Options granted during the period	1,052,618	$16.50
Options forfeited during the period	(7,884)	$16.50

Balances, December 31, 2007	1,044,734	$16.50
Options granted during the period	251,418	$7.19
Options forfeited during the period	(12,140)	$16.50

Balances, December 31, 2008	1,284,012	$14.68

Options exercisable at December 31, 2008	100	$14.68

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2006	—	$—
Share units granted during the period	1,052,618	$14.29
Share units forfeited during the period	(9,656)	$14.29

Balances, December 31, 2007	1,042,962	$14.29
Share units granted during the period	251,418	$4.52
Share units forfeited during the period	(12,140)	$14.29
Share units vested during the period	(100)	$14.29

Balances, December 31, 2008	1,282,140	$12.34

The estimated weighted average grant date fair value of share options granted during 2008 and 2007 was $0.60 and $3.62 per share, respectively. As of December 31, 2008, $12,953 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 3.8 years. The aggregate intrinsic value of all options outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $10.60 per share as of December 31, 2008 was $868. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2008 .

The fair value of each share option granted under the 2007 Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2007 Plan
Risk-free interest rates	2.5 - 4.5%
Expected terms (in years)	6.3 - 6.4
Expected common share price volatilities	31.3 - 35.3%
Expected dividends	4.9 - 13.0%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the share option life. The short-cut method is used to calculate

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2008, 2007 and 2006

(All currency expressed in U.S. dollars in thousands)

the expected term because the Company does not have historical information to calculate the expected terms. The expected common share price volatility for the 2007 Plan is based on the historical volatility of publicly traded companies within the Company’s industry. The dividend yield reflects the estimated future yield on the date of grant.

(13)	Dividend

On February 9, 2009, the Company’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on the Company’s issued and outstanding common shares, payable on March 3, 2009 to shareholders of record as of February 20, 2009.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED BALANCE SHEET

Parent Company Information

December 31, 2008 and 2007

(All currency expressed in United States dollars in thousands)

	2008	2007
Assets
Current assets:
Cash and cash equivalents	$639	$728
Prepaid expenses	48	498
Due from affiliates, net	931	—

Total current assets	1,618	1,226
Investments in subsidiaries	449,110	417,133

Total assets	$450,728	$418,359

Liabilities and Shareholders’ Equity
Current liabilities:
Due to affiliates, net	$—	$13,235
Accrued expenses	1,119	1,008

Total current liabilities	1,119	14,243

Shareholders’ equity:
Common stock	476	476
Additional paid-in capital	166,744	163,753
Notes receivable from stockholders	—	(432)
Accumulated other comprehensive income	(224)	579
Retained earnings	282,613	239,740

Total shareholders’ equity	449,609	404,116

Total liabilities and shareholders’ equity	$450,728	$418,359

See Notes to Consolidated Financial Statements

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENT OF OPERATIONS

Parent Company Information

Years Ended December 31, 2008, 2007 and 2006

(All currency expressed in United States dollars in thousands)

	2008	2007	2006
Operating expenses:
General and administrative expense	$2,598	$861	$348

Total operating expenses	2,598	861	348

Loss from operations	(2,598)	(861)	(348)

Other income (expense):
Equity in net income of subsidiaries	87,780	68,494	56,501
Interest income	41	142	106
Other income (expense)	18	(107)	22

Net other income	87,839	68,529	56,629

Net income	$85,241	$67,668	$56,281

See Notes to Consolidated Financial Statements

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENT OF CASH FLOWS

Parent Company Information

Years ended December 31, 2008, 2007 and 2006

(All currency expressed in United States dollars in thousands)

	2008	2007	2006
Cash flows from operating activities:
Net income	$85,241	$67,668	$56,281

Adjustments to reconcile net income to net cash used in operating activities:
Equity in income of subsidiaries	(87,780)	(68,494)	(56,501)
Decrease (increase) in:
Prepaid expenses	450	(417)	7
Increase (decrease) in:
Accrued expenses	111	905	(383)

Total adjustments	(87,219)	(68,006)	(56,877)

Net cash used in operating activities	(1,978)	(338)	(596)

Cash flows from investing activities:
Increase in investments in subsidiaries, net	—	(73,255)	(18,902)
Distributions received from subsidiaries	55,000	21,500	10,800

Net cash provided by (used in) investing activities	55,000	(51,755)	(8,102)

Cash flows from financing activities:
Issuance of common stock	—	140,872	56
Initial public offering costs	(31)	(2,905)	—
Repayments of notes receivable from stockholders	432	1,623	658
Retirement of common stock	—	—	(97)
Dividends paid	(42,368)	(46,581)	(27,311)
Due (from) to affiliates, net	(11,144)	(41,003)	36,107

Net cash (used in) provided by financing activities	(53,111)	52,006	9,413

Net (decrease) increase in cash and cash equivalents	(89)	(87)	715

Cash and cash equivalents, beginning of the year	728	815	100

Cash and cash equivalents, end of the year	$639	$728	$815

See Notes to Consolidated Financial Statements

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE II—VALUATION ACCOUNTS

Years ended December 31, 2008, 2007 and 2006

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Additions/ (Deductions)	Balance at End of Period
December 31, 2006
Accounts receivable, allowance for doubtful accounts	$2,199	$664	$(543)	$2,320

December 31, 2007
Accounts receivable, allowance for doubtful accounts	$2,320	$1,133	$(293)	$3,160

December 31, 2008
Accounts receivable, allowance for doubtful accounts	$3,160	$3,663	$(968)	$5,855

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.1	Memorandum of Association of Textainer Group Holdings Limited(1)

1.2	Bye-laws of Textainer Group Holdings Limited(2)

2.1	Form of Common Share Certificate(3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”)(4)

4.2†	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited

4.3*	Employment Agreement, dated as of January 1, 2007 by and between Textainer Equipment Management (U.S.) Limited and John A. Maccarone(5)

4.4*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Ernest J. Furtado(6)

4.5*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer(7)

4.6*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen(8)

4.7*	2007 Short-Term Incentive Plan effective January 1, 2007(9)

4.8*	2007 Share Incentive Plan(10)

4.9*	2008 Bonus Plan(11)

4.10*	Form of Indemnification Agreement(12)

4.11	Second Amended and Restated Indenture, dated as of May 26, 2005, by and between Textainer Marine Containers Limited, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “Second Amended and Restated Indenture”)(13)

4.12	Amendment Number 1, dated as of June 3, 2005, to the Second Amended and Restated Indenture(14)

4.13	Amendment Number 2, dated as of June 8, 2006, to the Second Amended and Restated Indenture(15)

4.14†	Amendment Number 3, dated as of July 2, 2008, to the Second Amended and Restated Indenture

4.15	Third Amended and Restated Series 2000-1 Supplement, dated as of July 2, 2008, by and between Textainer Marine Containers Limited, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “Third Amended and Restated Series 2000-1 Supplement”)(16)

4.16	Textainer Marine Containers Limited Series 2005-1 Supplement, dated as of May 26, 2005 to the Second Amended and Restated Indenture(17)

4.17†	Credit Agreement, dated as of April 22, 2008, by and among Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto (the “Credit Agreement”)

4.18	Letter Agreement, dated November 28, 2006 by and between Trencor Containers (Proprietary) Limited and Textainer Limited and Textainer Equipment Management Limited(18)

4.19**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited(19)

4.20	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited(20)

4.21**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended(21)

Exhibit Number	Description of Document
4.22	Form of Management Services Agreement, dated July 23, 2007, by and between Green Eagle Investments N.V., and Textainer Equipment Management Limited, for the management of the container fleet of Capital Lease Limited(22)

4.23	Share Purchase Agreement, dated as of November 21, 2007, by and among FB Transportation Capital LLC and Textainer Limited(23)

8.1†	Subsidiaries of the Registrant

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of KPMG LLP

†	Filed herewith.

*	Indicates management contract or compensatory plan.

**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(5)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(6)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(7)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(8)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(9)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(10)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(11)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(12)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(13)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(14)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(15)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(16)	Incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(17)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(18)	Incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(19)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(20)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(21)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(22)	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(23)	Incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 28, 2008.