Form 20-F
period 2009-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2010-03-17
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

47,760,771 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer  ☒            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to: (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “container investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African container and logistics company, listed on the JSE Limited in Johannesburg, South Africa, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns a majority of our common shares (such interest, “beneficiary interest”). See Item 4 “Information on the Company” for an explanation of the relationship between Trencor and us.

Dollar amounts in this Annual Report on Form 20-F are expressed in thousands, unless otherwise indicated.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Annual Report on Form 20-F, including the sections entitled Item 3, “Key Information — Risk Factors,” and Item 5, “Operating and Financial Review and Prospects,” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Forward-looking statements include, among others, statements regarding: (i) our expectation of low levels of new container production for 2010, (ii) our intent on continuing to pursue opportunities in accretive acquisitions, purchase lease-backs, trading deals, and the purchase of containers we currently manage; (iii) Drewry’s forecast of a modest expansion in container traffic of 3-4% in 2010; (iv) our observation that many shipping lines are still seeking to strengthen their respective balance sheets, and therefore may not have the expected capital budget to purchase new containers in 2010; (v) our belief that the world container fleet could decline again in 2010; (vi) our expectation that the demand for containers will increase among our customers; (vii) our belief that lease rates may increase in 2010; (viii) our expectation that the trend in sales price increases for older containers will continue if utilization of in-fleet containers continues to improve; (ix) our expectation that the refrigerated container market will continue to be strong in 2010 and that our investments in this business during 2010 will be similar to past levels; (x) our expectation to resume buying significant quantities of new standard dry freight containers in 2010; and (xi) our expectation that each of the investments we made in 2009 will contribute to our net income in 2010.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” and elsewhere in this Annual Report on Form 20-F.

We believe that it is important to communicate our future expectations to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors,” as well as any cautionary language in this Annual Report on Form 20-F, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information — Risk Factors” and elsewhere in this Annual Report on Form 20-F could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers should not place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” or elsewhere in this Annual Report on Form 20-F, which could also cause actual results to differ from present plans. Such differences could be material.

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

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2009, 2008 and 2007 and under the heading “Balance Sheet Data” as of December 31, 2009 and 2008 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2006 and 2005 and under the heading “Balance Sheet Data” as of December 31, 2007, 2006 and 2005 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” are not audited. Certain reclassifications of prior year amounts have been made in order to conform with the 2009 financial statement presentation. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income	$189,779	$198,600	$192,342	$186,093	$188,904
Management fees	25,228	28,603	24,125	16,194	15,472
Trading container sales proceeds	10,925	34,231	25,497	14,137	16,046
Gain on sale of containers, net	11,350	15,647	13,544	9,558	10,456
Incentive management fees and general partner distributions	—	—	—	—	2,874
Other	—	—	284	480	648

Total revenues	237,282	277,081	255,792	226,462	234,400

Operating expenses:
Direct container expense	39,062	25,709	32,895	29,757	24,314
Cost of trading containers sold	8,907	26,596	20,753	11,480	12,944
Depreciation expense	48,473	48,900	48,757	54,330	60,792
Amortization expense	7,080	6,979	3,677	1,023	—
General and administrative expense	20,304	20,991	18,063	15,870	16,357
Short-term incentive compensation expense	2,924	4,257	4,094	4,694	5,140
Long-term incentive compensation expense	3,575	3,148	932	285	210
Bad debt expense, net	3,304	3,663	1,133	664	91

Total operating expenses	133,629	140,243	130,304	118,103	119,848

Income from operations	103,653	136,838	125,488	108,359	114,552

	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)
Other income (expense):
Interest expense	(11,750)	(26,227)	(37,094)	(33,083)	(27,491)
Gain on early extinguishment of debt	19,398	—	—	—	—
Interest income	61	1,482	3,422	2,286	1,086
Realized (losses) gains on interest rate swaps and caps, net	(14,608)	(5,986)	3,204	2,848	(4,153)
Unrealized gains (losses) on interest rate swaps, net	11,147	(15,105)	(8,274)	(574)	8,688
Gain on lost military containers, net	865	2,252	4,639	—	—
Other, net	35	(203)	56	243	(2,648)

Net other expense	5,148	(43,787)	(34,047)	(28,280)	(24,518)

Income before income tax and noncontrolling interest	108,801	93,051	91,441	80,079	90,034
Income tax (expense) benefit	(3,471)	871	(6,847)	(4,299)	(4,662)

Net income	105,330	93,922	84,594	75,780	85,372
Less: Net income attributable to the noncontrolling interest	(14,554)	(8,681)	(16,926)	(19,499)	(22,393)

Net income attributable to Textainer Group Holdings Limited common shareholders	$90,776	$85,241	$67,668	$56,281	$62,979

Net income per share:
Basic	$1.90	$1.79	$1.66	$1.47	$1.65
Diluted	$1.88	$1.78	$1.66	$1.46	$1.63
Weighted average shares outstanding:
Basic	47,761	47,605	40,800	38,186	38,142
Diluted	48,185	47,827	40,841	38,488	38,598
Cash dividends declared per common share	$0.92	$0.89	$1.14	$0.71	$0.70

Other Financial and Operating Data (unaudited):
EBITDA(1)	$168,681	$177,746	$154,022	$132,357	$144,060
Purchase of containers and fixed assets	$147,652	$320,218	$208,095	$104,818	$158,193
Utilization rate(2):
Former Computation	84.19%	93.84%	91.50%	91.10%	91.90%
New Computation	87.20%	94.80%	93.90%
Total fleet in TEU (as of the end of the period)	2,239,037	2,043,778	2,039,759	1,527,814	1,183,332

Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$56,819	$71,490	$69,447	$41,163	$42,231
Containers, net	1,071,622	999,411	856,874	763,612	722,611
Net investment in direct finance and sales-type leases	80,551	91,719	57,191	42,222	33,011
Total assets	1,360,023	1,303,767	1,128,346	947,267	870,765
Long-term debt (including current portion)	686,896	724,643	581,414	541,167	546,167
Total liabilities	786,758	795,760	674,513	620,051	592,791
Noncontrolling interest	72,952	58,398	49,717	85,922	66,423
Total equity	573,265	508,007	404,116	241,294	211,551

(1)	EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps and caps, net, income tax expense (benefit), net income attributable to the noncontrolling interest and depreciation and amortization expense) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations, and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to EBITDA:

	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
	(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$90,776	$85,241	$67,668	$56,281	$62,979
Adjustments:
Interest income	(61)	(1,482)	(3,422)	(2,286)	(1,086)
Interest expense	11,750	26,227	37,094	33,083	27,491
Realized losses (gains) on interest rate swaps and caps, net	14,608	5,986	(3,204)	(2,848)	4,153
Unrealized (gains) losses on interest rate swaps, net	(11,147)	15,105	8,274	574	(8,688)
Income tax expense (benefit)	3,471	(871)	6,847	4,299	4,662
Net income attributable to the noncontrolling interest	14,554	8,681	16,926	19,499	22,393
Depreciation expense	48,473	48,900	48,757	54,330	60,792
Amortization expense	7,080	6,979	3,677	1,023	—
Impact of reconciling items on net income attributable to the noncontrolling interest	(10,823)	(17,020)	(28,595)	(31,598)	(28,636)

EBITDA	$168,681	$177,746	$154,022	$132,357	$144,060

(2)	We measure the utilization rate on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease. Prior to fiscal year 2007, we calculated containers available for lease to include all containers in our fleet (“Former Computation”). Utilization rate figures above for periods prior to 2007 are calculated in the latter manner. Starting in fiscal year 2007, to conform to the method used by most of our competitors, we began calculating containers available for lease by excluding containers that have been manufactured for us but have not been delivered yet to a lessee and containers designated as held-for-sale units (“New Computation”).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Industry

The downturn and other adverse developments in the global economy, including the current global financial crisis and the current global recession, may materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects.

During 2009, the global financial crisis, particularly affecting the credit markets as well as equity markets, accelerated and the global recession deepened. Global containerized cargo volume contracted significantly on most trade routes although we have seen some improvement since the second half of 2009. Though we cannot predict the extent, timing or ramifications of the global financial crisis and the global recession, we believe that the current downturn in the world’s major economies and the constraints in the credit markets have heightened or could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•

Containerized cargo volume growth—A contraction or slowdown in containerized cargo volume growth or negative containerized cargo volume growth would likely create a surplus of containers, lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets.

•

Credit availability and access to equity markets—Continued issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, the high level of volatility in the equity markets may make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted.

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

Demand for containers depends largely on the rate of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. Economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies could result in a reduction in world trade volume and demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur. As a result of the global financial crisis and the global recession, global containerized cargo volume contracted on most trade routes during the first half of fiscal year 2009. Many of our customers reported slower growth in cargo bookings during fiscal year 2009 compared to fiscal year 2008. Growth in cargo bookings were affected by the following factors, among others: (i) a slowdown in the global economy resulted in less import and export growth; (ii) a stronger Chinese Yuan affected cargo growth; (iii) some factories in southern China closed due to new labor laws in China making them less competitive; and (iv) reductions in export tax credits.

Other general factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, competitive pressures and consolidation in the container shipping industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerized goods outside their area of production;

•	the availability and terms of container financing;

•	fluctuations in interest rates and U.S. and non-U.S. currency values;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•	consolidation or withdrawal of individual container lessees in the container leasing industry;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies or interfere with trade; and

•	other political and economic factors.

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

Most of these factors are beyond our control. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies, overproduction of new containers by factories and the over-buying by shipping lines, leasing competitors and tax-driven container investors. For example, during 2001 and again in the second quarter of 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and shipping lines, led to decreased utilization rates. If future market lease rates decrease, revenues generated by our fleet will likely be adversely affected, which could harm our business, results of operations, cash flows and financial condition.

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

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers, these costs directly reduce our income before taxes and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms or at all. While defaults by lessees, as measured by our experience and reflected on our financial statements as a bad debt expense, averaged 1.1% of lease rental revenue over the past 5 years, it increased to 1.7% in fiscal 2009 and future defaults may be more material. Any such future defaults could harm our business, results of operations and financial condition.

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

If there is a sustained downturn in new container prices, the lease rates of older, off-lease containers would also be expected to decrease. As of December 31, 2009, we had an average cost of $1,574 per CEU for our owned fleet. If there is a sustained reduction in the price of new containers such that the market lease rate for all containers is reduced, this trend could harm our business, results of operations and financial condition, even if this sustained reduction in price would allow us to purchase containers at a lower cost.

With respect to supply, we estimate virtually no new standard dry freight containers were manufactured from the fourth quarter of 2008 through the end of 2009. We estimate that the world container fleet declined by approximately 4% in 2009 as a result of the continued retirement of older containers in the ordinary course. During this period, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and have limited production capacity in 2010. If there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition, even if we could purchase used containers at a lower cost.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel, which is a major component used in the manufacture of new containers. In the past five years, we have purchased new containers at prices ranging from $1,429 per CEU to $2,686 per CEU. Our average new container cost per CEU decreased 7.8% during 2009. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the high cost of the previously purchased containers. This decline could harm our business, results of operations and financial condition.

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

A substantial portion of our containers is leased out from or manufactured at locations in the PRC and a significant number of our major shipping line customers is domiciled in either the PRC (including Hong Kong) or Taiwan. Therefore, our results of operations are subject to changes resulting from the political and economic policies of the PRC.

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

Although we believe that the economic reform and the macroeconomic measures adopted by the PRC have had a positive effect on the economic development of the PRC, the future direction of these economic reforms is uncertain. This uncertainty may affect the economic development in the PRC, thereby affecting the level of trade with the rest of the world and the corresponding need for containers to ship goods from the PRC. In addition, a large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In fiscal year 2009, approximately 29.5% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. The manufacturing facilities of the container manufacturers from which we purchased the majority of our containers in 2008 are also located in the PRC. Political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 62% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2009. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. For the years ended December 31, 2009 and 2008, 38% of the Company’s direct container expenses were paid in 17 different foreign currencies for the year ended December 31, 2009 and 15 different foreign currencies for the year ended December 31, 2008. A significant amount of these payments was due to containers on lease to the U.S. military under our contract with the Surface Deployment and Distribution Command (“SDDC”), which contains a provision to protect us from fluctuations in exchange rates for payments made in foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income.

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

Ownership of containers entails greater risk than management of containers for container investors. As we increase the number of containers in our owned fleet, we will increase our exposure to financing costs, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we are focused on increasing the number of owned containers in our fleet and we therefore expect our ownership risk to increase correspondingly. In 2009 and 2008, we paid $146.3 million and $319.3 million, respectively, to purchase containers for our owned fleet. We believe we will be able to find container investors to purchase the desired portion of the new containers that we want to manage. If we are unable to locate container investors to purchase these containers, we may purchase the containers ourselves and operate them as part of our owned fleet.

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

We have derived, and believe that we will continue to derive, a significant portion of our revenue and cash flow from a limited number of container lessees. Our business comprises four reportable segments for financial statement reporting purposes: Container Ownership, Container Management, Container Resale and Military Management. Revenue for our Container Ownership segment comes primarily from container lessees that lease containers from our owned fleet. Revenue for our Container Management segment is also primarily dependent on the lease revenue of those containers that we manage. Lease billings from our 25 largest container lessees by revenue represented $317.3 million or 75.7% of the total fleet billings for the fiscal year ended December 31, 2009, with lease billings from our single largest container lessee accounting for $51.4 million, or 12.1% of container lease billings during such fiscal year.

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

Since the inception of our contract with the SDDC, the U.S. military has informed us that a total of 45,072 containers that they leased from us were unaccounted for. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers ceased. If the U.S. military informs us that additional containers that they lease from us are unaccounted for, future rental income that we receive from the U.S. military on containers that they lease from us could be adversely impacted, which would harm our business, results of operations and financial condition.

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

We have entered into a firm, fixed price, indefinite quantity contract with the Surface Deployment and Distribution Command (“SDDC”) to supply leased marine containers to the U.S. military. As an indefinite quantity contract, there is no guarantee that the U.S. military will pay more than the minimum guarantee, which guaranteed amount is substantially below the total amount authorized under the contract. Thus, the expected revenues from the SDDC contract may not fully materialize. If we do not perform in accordance with the terms of the SDDC contract, we may receive a poor performance report that would be considered by the U.S. military in making any future awards. Accordingly, we cannot be certain that we will be awarded any future government contracts.

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

Our senior management has a long history in the container leasing industry, with our four most senior officers having an average of approximately 18 years of service with us and an average of 23 years in the container leasing industry. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruiting new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer. We have employment agreements with all of our executive officers.

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

We currently utilize three types of borrowings: (i) issuance of bonds; (ii) borrowings under our revolving credit facility and (iii) borrowings under our secured debt facility. Our revolving credit facility is a bank revolving facility involving an aggregate commitment amount of up to $205.0 million to one of our subsidiaries, Textainer Limited (“TL”). Our secured debt facility is a conduit facility, which allows for recurring borrowings and repayments, granted to Textainer Marine Containers Limited (“TMCL”), which is a subsidiary of TL. TMCL is also the issuer of our bonds. We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to use borrowings under our revolving credit facility and our secured debt facility for such funding in the future. We intend for containers to be typically purchased by TL using proceeds from our revolving credit facility. TL then sells these containers at book value to TMCL, which then finances part of the purchase price with draw downs from our secured debt facility. In 2001 and 2005, at such time as the secured debt facility reached an appropriate size, the secured debt facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the secured debt facility reaches a balance of between $450.0 million and $475.0 million. This timing will depend on the level of future purchases of containers for our owned fleet.

As of February 28, 2010, we had (i) outstanding borrowings of $126.0 million under our revolving credit facility, (ii) $160.5 million of outstanding borrowings under our secured debt facility and (iii) $270.4 million outstanding under our bonds payable. We expect that we will maintain a significant amount of indebtedness on an ongoing basis.

Payments of principal on our secured debt facility are not scheduled to be due until July 1, 2010, although we have the option of repaying the principal on those borrowings at any time. If we do not refinance the secured debt facility prior to July 1, 2010, we will need to make monthly principal payments. Payments of principal on our bonds are due monthly. The borrowings and related interest under our revolving credit facility are due in full on April 22, 2013, although we have the option of repaying principal prior to that date. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, it could limit our ability to grow our business.

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

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to use borrowings under our revolving credit facility and our secured debt facility for such funding in the future. In 2001 and 2005, at such time as the secured debt facility reached an appropriate size, the facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the secured debt facility reaches a balance between $450.0 million and $475.0 million. As of February 28, 2010, we had (i) outstanding borrowings of $126.0 million under our revolving credit facility, (ii) $160.5 million of outstanding borrowings under our secured debt facility and (iii) $270.4 million outstanding under our bonds payable. All of these outstanding amounts are subject to variable interest rates. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. Our interest rate swap agreements have expiration dates between January 2010 and December 2014. Our interest rate cap agreements have expiration dates between March 2010 and November 2015. There can be no assurance that these interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. If we are unable to obtain such interest rate caps and swaps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

Environmental liability and regulations may adversely affect our business, results of operations and financial condition.

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

We may be affected by potential global climate change or by legal, regulatory or market responses to such potential change.

Concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas emissions. For example, in the past several years, the U.S. Congress has considered various bills that would regulate greenhouse gas emissions. While these bills have not yet received sufficient Congressional support for enactment, some form of federal climate change legislation is possible in the future. Even in the absence of such legislation, the Environmental Protection Agency, spurred by judicial interpretation of the Clean Air Act, may regulate greenhouse gas emissions, and this could impose substantial costs on our customers. Until the timing, scope and extent of any future regulation becomes known, we cannot predict its direct or indirect effect on our business, cash flows, results of operations, financial condition and share price. It is reasonably possible, however, that such legislation or regulation could impose material costs on the container shipping industry. Moreover, even without such legislation or regulation, increased awareness and any adverse publicity in the global market place about greenhouse gas emissions emitted by companies in the container shipping industries could harm their reputation and reduce customer demand for our services.

We could face litigation involving our management of containers for container investors.

We manage containers for container investors under management agreements that are negotiated with each container investor. We make no assurances to container investors that they will make any amount of profit on their investment or that our management activities will result in any particular level of income or return of their initial capital. We believe that as the number of containers that we manage for container investors increases, the possibility that we may be drawn into litigation relating to these managed containers may also increase. Although our management agreements contain contractual protections and indemnities that are designed to limit our exposure to such litigation, such provisions may not be effective, and we may be subject to a significant loss in a successful litigation by a container investor.

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

The calculation of our income tax expense requires significant judgment and the use of estimates.

We periodically assess tax positions based on current tax developments, including enacted statutory, judicial and regulatory guidance. In analyzing our overall tax position, consideration is given to the amount and timing of recognizing income tax liabilities and benefits. In applying the tax and accounting guidance to the facts and circumstances, income tax balances are adjusted appropriately through the income tax provision. Reserves for income tax uncertainties are maintained at levels we believe are adequate to absorb probable payments. However, due to the significant judgment required in estimating those reserves, actual amounts paid, if any, could differ significantly from these estimates.

Future changes in accounting rules could significantly impact how both we and our customers account for our leases.

Our consolidated financial statements are prepared in accordance with GAAP. If there are future changes in GAAP with regard to how we and our customers must account for leases, it could change the way we and our customers conduct our businesses and, therefore, could have the potential to have an adverse effect on our business.

Risks Related to Our Common Shares

The market price and trading volume of our common shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile.

The market price of our common shares has been, and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from an intra-day low of $4.23 per share to an intra-day high of $22.97 per share. If the market price of the shares declines significantly, the value of an investment in our common shares would decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

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

Halco Holdings Inc. (“Halco”) currently beneficially owns approximately 62.1% of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Six of our eleven directors are also directors of Trencor. In addition, Halco has the ability to control the management and affairs of our company. Halco may have interests that are different from yours. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common shares.

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

Trencor currently has an indirect beneficiary interest in 62.1% of our issued and outstanding shares. The above requirements could limit our financial flexibility by, among other things, impacting our future ability to raise funds through the issuance of securities, preventing or limiting the use of our common shares as consideration in acquisitions, and limiting our use of option grants and restricted share grants to our directors, officers and other employees as incentives to improve the financial performance of our company.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries, except Textainer Equipment Management (U.S.) Limited, are incorporated in jurisdictions outside the U.S. A substantial portion of our assets and those of our subsidiaries are located outside of the U.S. In addition, most of our directors are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our non-U.S. subsidiaries, or our directors, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

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

Our failure to comply with required public company corporate governance and financial reporting practices and regulations could materially and adversely impact our financial condition, operating results and the price of our common shares.

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

Bermuda law and our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include provisions:

•	requiring the approval of not less than 66% of our issued and outstanding voting shares for a merger or amalgamation transaction that has not been approved by our board of directors;

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

Our business began operations in 1979. We reorganized our business in 1993 and incorporated Textainer Group Holdings Limited under the laws of Bermuda as a holding company of a group of corporations involved in the purchase, ownership, management, leasing and disposal of a fleet of intermodal containers. Textainer Group Holdings Limited is incorporated with an indefinite duration under registration number EC18896. Textainer Group Holdings Limited’s common shares are listed on the New York Stock Exchange (“NYSE”). Textainer Group Holdings Limited’s registered office is located at 16 Par-La-Ville Road, Hamilton HM 08 Bermuda and our telephone number is (441) 296-2500.

Textainer Group Holdings Limited has two directly-owned subsidiaries:

•

Textainer Equipment Management Limited (“TEM”), our wholly-owned subsidiary incorporated in Bermuda, which provides container management, acquisition and disposal services to affiliated and unaffiliated container investors;

•

Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via a subsidiary, Textainer Marine Containers Limited (“TMCL”), in which TL and TCG Fund I, L.P. (“TCG”), an exempted limited partnership organized under the laws of the Cayman Islands, currently hold voting interests of 75% and 25%, respectively; and

Our internet website address is www.textainer.com. The information contained on, or that can be accessed through, our website is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

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

The U.S. military informed us in 2009, 2008 and 2007 that 3,663, 11,144 and 27,925 containers, respectively, that they leased from us were unaccounted for. Of this total, 17,116 were owned containers, 18,981 were managed for third party owners and 6,635 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record gains of $0.9 million, $2.3 million and $4.6 million on the owned and subleased portion of these unaccounted for containers during the fiscal years ended December 31, 2009, 2008 and 2007, respectively.

We completed an initial public offering (“IPO”) of our common shares at $16.50 per share on October 15, 2007 and listed our common shares on the NYSE under the symbol “TGH.” We sold an aggregate of 9,000,000 common shares and generated proceeds of $138.0 million, after deducting underwriting discounts and other offering expenses.

On November 1, 2007, our wholly owned subsidiary, TL purchased 3,000 additional Class A shares of TMCL for cash consideration of $71.1 million. TMCL, which operated as a joint venture between TL and Fortis, is engaged in the business of owning and leasing marine containers. TL’s total ownership interest in Class A common shares before and after the step acquisition was 50% and 75%, respectively. We have consolidated TMCL since the inception of the entity in 2001. We accounted for this transaction as a step acquisition, allocating the purchase price based on the fair value of the assets and liabilities acquired in proportion to the percentage of shares acquired. As a result of this purchase, TL and Fortis now hold voting interests in TMCL of 75% and 25%, respectively. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL. We anticipate the reduction in net income attributable to the noncontrolling interest will result in higher net income attributable to TGH in future periods. The purchase price adjustments recorded did not have a material impact on the results of operations for the fiscal years ending December 31, 2009, 2008 and 2007 and we do not believe that they will have a material impact on the results of operations of future periods.

On January 3, 2008, we announced that we had entered the refrigerated container market. We purchased approximately $45.3 million and $48.2 million of new refrigerated containers in 2009 and 2008, respectively, for our owned and managed fleet.

On April 22, 2008, we terminated TL’s then revolving credit facility and replaced this revolving credit facility with a new credit agreement with the same banks that were party to TL’s original credit facility, as well as additional banks, to provide a new revolving credit facility (the “2008 Credit Facility”) in an aggregate commitment amount of up to $205.0 million (which also includes within such amount a $50.0 million letter of credit facility). The 2008 Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the 2008 Credit Facility at December 31, 2009 was based either on the U.S. prime rate or London Inter

Bank Offered Rate (“LIBOR”) plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. There is also a commitment fee of 0.20% to 0.30% on the unused portion of the 2008 Credit Facility, which is payable monthly in arrears.

On July 2, 2008, we extended our secured debt facility and increased the aggregate commitment under this facility from $300.0 million to $475.0 million. The secured debt facility provides for payments of interest only during an initial two-year revolving period, with a provision for the secured debt facility to then convert to a 10-year, but not to exceed 15-year amortizing note payable. Interest on the outstanding amount due under the secured debt facility is payable monthly in arrears and equals LIBOR plus 1.25% during an initial two-year revolving period. There is also a commitment fee of 0.30% on the unused portion of the secured debt facility, which is payable monthly in arrears.

During the first half of 2009, we re-purchased $39.9 million of our bonds for $20.2 million, resulting in a gain on early extinguishment of debt of $19.4 million, net of the write-off of $0.3 million of deferred debt financing costs (a $15.3 million gain net of related net income attributable to noncontrolling interest and income tax expense).

On April 15, 2009, we purchased the exclusive rights to manage the approximately 145,000 TEU container fleet of Amphibious Container Leasing Limited (“Amficon”) for $10.6 million. The purchase price will be fully amortized over the expected 11-year life of the contract on a pro-rata basis to the expected management fees. On October 1, 2009, we purchased approximately 53,000 TEU of the containers that we had been managing for Amficon for $63.7 million.

On June 12, 2009, we purchased the exclusive rights to manage the approximately 154,000 TEU container fleet of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (collectively “Capital Intermodal”) for $3.0 million. The purchase price will be fully amortized over the expected 11-year life of the contract on a pro-rata basis to the expected management fees.

On July 16, 2009, we completed a purchase-leaseback transaction for approximately 28,900 containers with an Asian shipping line for $11.9 million. The total purchase price and leaseback rental rates were below market rates. The purchase price was allocated based on the fair value of the assets and liabilities acquired.

On August 1, 2009, we purchased approximately 28,700 containers that we had been managing for a large institutional investor, including related accounts receivable, due from owners, net, accounts payable and accrued expenses for a purchase price of $34.2 million.

On September 1, 2009, we entered into a trading deal with a large Asian shipping line for more than 11,000 containers. This was the tenth trading transaction with the same customer since 1996, demonstrating our ability to earn repeat business through long-term, mutually beneficial relationships with our customers. Over 6,000 of these containers were sold during 2009, making a contribution to our earnings.

Principal Capital Expenditures

Our capital expenditures for containers and fixed assets for fiscal years 2009, 2008 and 2007 were $147.7 million, $320.2 million and $208.1 million, respectively. We received proceeds from the sale of containers and fixed assets for fiscal years 2009, 2008 and 2007 of $58.8 million, $68.3 million and $70.2 million, respectively. In addition, we announced on January 3, 2008 that we had entered the refrigerated container market and have begun to expand our fleet in that market.

As all of our containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of our long-lived assets are considered to be international with no single country of use. Our capital requirements are primarily financed through cash flows from operations, our secured debt facility and our 2008 Credit Facility.

B.	Business Overview

Our Company

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of 1.5 million containers, representing over 2,200,000 TEU. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels (“container vessel fleet size”). We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 96,000 TEU of new containers per year for the past 10 years, and have been one of the largest buyers of new containers among container lessors over the same period. We are one of the largest sellers of used containers among container lessors, having sold more than 100,000 containers during the last year to more than 1,000 customers. We provide our services worldwide via a network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in four core segments.

•	Container Ownership. As of December 31, 2009, we owned containers accounting for approximately 45% of our fleet.

•

Container Management. As of December 31, 2009, we managed containers on behalf of 16 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. These managed containers account for 55% of our fleet.

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

For 2009, we generated revenues, income from operations and income before income tax and noncontrolling interest of $237.3 million, $103.7 million and $108.8 million, respectively. For 2009, the proportion of our income before taxes generated from Container Ownership, Container Management, Container Resale and Military Management operating segments was 84%, 8%, 7% and 1%, respectively, before taking inter-segment eliminations into consideration. As of December 31, 2009, the utilization of our owned fleet was 87.2%.

We earn our revenue from international carriers who use containers for their global trade utilizing many worldwide trade routes. Substantially all of our leasing related revenues are denominated in U.S. dollars.

In the past, we have principally leased dry freight containers, which are by far the most common of the three principal types of intermodal containers. Dry freight intermodal containers are large, standardized steel boxes used to transport cargo by multiple modes of transportation, including ships, trains and trucks. On January 3, 2008, we announced that we had re-entered the refrigerated container market, which we had exited in the 1990’s. We purchased a total of approximately $79.9 million of new refrigerated containers in 2008 and 2009. Refrigerated containers have integral refrigeration units on one end that generally plug into an outside power source and are used to transport perishable goods. Compared to traditional shipping methods, intermodal containers typically provide users with faster loading and unloading as well as some protection from weather and potential theft, thereby reducing both transportation costs and time to market for our lessees’ customers.

We primarily lease containers under four different types of leases. Term leases, which provide a customer with a specified number of containers for a specified period of time, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions, represented 71.3% of our total on hire fleet as of December 31, 2009. Master leases, which provide a framework of terms and conditions valid for a specified period of time, typically one year, give customers greater flexibility than is typical in term leases and represented 19.0% of our total on hire fleet as of December 31, 2009. Spot leases, which provide the customers with containers for a relatively short lease period and fixed pick-up and drop-off locations, represented 5.3% of our total on hire fleet as of December 31, 2009. Finance leases, which provide customers an alternative means for purchasing containers, represented 4.4% of our total on hire fleet as of December 31, 2009.

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

We believe that we have the ability to reposition containers that are returned in lower demand locations to higher demand locations at relatively low cost as a result of our experienced logistics team. Our large customer base of more than 400 lessees increases our ability to re-lease containers under master and other short-term lease terms. Our contract to supply leased containers to the U.S. military enables us to supply containers in their demand locations, which are often lower demand locations for our shipping line customers. Our Container Resale segment is also positioned to sell the containers and optimize their residual value in multiple markets, including lower demand locations. This “life cycle” system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become the world’s largest container lessor and led to 23 consecutive years of profits.

Industry Overview

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (“ISO”). The industry-standard measurement unit is the Twenty-Foot Equivalent Unit, or TEU, which compares the length of a container to a standard 20’ container. For example, a 20’ container is equivalent to one TEU and a 40’ container is equivalent to two TEU. Standard dry freight containers are typically 8’ wide, come in lengths of 20’, 40’ or 45’ and are either 8’6” or 9’6” high. The three principal types of containers are described as follows:

•

Dry freight standard containers. A dry freight standard container is constructed of steel sides, roof, an end panel on one end and a set of doors on the other end, a wooden floor and a steel undercarriage. Dry freight standard containers are the least expensive and most commonly used type of container. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel. According to the latest available data, dry freight standard containers comprised approximately 86.0% of the worldwide container fleet, as measured in TEU, at mid-2008.

•

Dry freight specialized containers. Dry freight specialized containers consist of open-top and flat-rack containers. An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery. According to the latest available data, dry freight specialized containers comprised approximately 3.4% of the worldwide container fleet, as measured in TEU, at mid-2008.

•

Other containers. Other containers include refrigerated containers, tank containers, 45’ containers, pallet-wide containers and other types of containers. The two most prominent types of such containers are refrigerated containers and tank containers. A refrigerated container has an integral refrigeration unit on one end which generally plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids. According to the latest available data, other containers comprised approximately 10.6% of the worldwide container fleet, as measured in TEU, at mid-2008.

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

According to Containerisation International, World Container Census 2009, container lessors owned approximately 39.0% of the total worldwide container fleet of 27.3 million TEU as of mid-2008. The percentage of leased containers utilized by shipping lines ranged from 39% to 54% from 1980 through 2007 and may increase in the next few years, given limited access to credit and competing needs for capital expenditures by our customers. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing flexibility to manage the availability and location of containers;

•	increasing the shipper’s ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Chinese New Year; and

•	reducing their capital expenditures.

While international containerized trade grew rapidly and was consistently positive for the twenty-six years through 2007, the global financial crisis accelerated and the global recession deepened during the second half of 2008 and continued through 2009. With virtually no new standard dry freight containers manufactured from the fourth quarter of 2008 through the end of 2009, we estimate that the world container fleet declined by approximately 4% in 2009 as a result of the continued retirement of older containers in the ordinary course. During this period, container manufacturers lost up to 60% of their skilled workers due to long shutdowns, and have limited production capacity in 2010. Additionally, we have observed that many shipping lines are still seeking to strengthen their respective balance sheets, and therefore may not have the expected capital budget to purchase new containers in 2010. Due to these factors, the container manufacturers in China forecast 2010 production of only 0.6 million to 1.0 million TEU, compared to an average of about 3.0 million TEU per year between 2004 and 2008. With this anticipated decrease in production combined with the continued retirement of older containers in the ordinary course, the world container fleet could decline again in 2010, helping to maintain the supply and demand balance for containers, or result in a shortage of containers.

Counterparty risk has been reduced as several major container shipping lines have been able to recapitalize. Despite the continued challenging environment, to date, we have neither seen any bankruptcies among our major customers nor seen any major container shipping line failures. Drewry, a shipping consultancy firm, is forecasting a modest expansion in container traffic of 3-4% in 2010, and has suggested that the industry may have passed through the worst of the global recession.

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

Additionally, for most leasing companies, the percentage of containers on long-term lease has grown over the past ten years, while the percentage on master lease has declined. As of December 31, 2009, approximately 71% of our total on hire fleet was on long-term leases, compared to approximately 30% ten years ago. As a result, changes in utilization have become less volatile for most leasing companies.

According to Containerisation International Market Analysis, July 2009, intermodal leasing companies, as ranked by total TEU, are as follows:

Company	TEU(1)
Textainer Group	2,285
Florens Group(2)	1,603
Triton Container Intl.	1,425
TAL International	1,050
GESeaCo	960
CAI-International Inc.	752
Gold Container	500
UES-Unit Equipment Services	495
Seacastle	425
Cronos Group	420
Dong Fang	347
Beacon Intermodal	125
Blue Sky Intermodal	93
CARU Schouten	91
Waterfront Cont. Leasing	68
Other	511

Grand Total	11,150

(1)	TEU numbers in thousands.

(2)	Includes containers leased to Cosco Container Lines.

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

•

Experienced Management Team. Our senior management has a long history in the industry. Our four most senior officers have an average of approximately 18 years of service with us and an average of 23 years in the container leasing industry. They have been through many business cycles, and understand the key drivers of the container leasing business.

•

Proprietary Information Technology Systems. We have developed proprietary IT systems that allow us to monitor container status and offer our customers a high level of service. Our systems include internet-based updates regarding container availability and booking status. We also have the ability to produce complete management reports for each portfolio of containers we own and manage.

•

Strong, Long-standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. Our top

25 customers, as measured by revenue, have leased containers from us for an average of over 24 years. Our customers include each of the world’s 20 largest shipping lines, as measured by container vessel fleet size.

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

•

Strong, Long-standing Relationships with Manufacturers. As the leasing industry’s largest buyer of new containers, averaging more than 96,000 TEU per year for the past 10 years, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to purchase containers at attractive prices and foster our ability to source containers during periods of high demand.

•

Experienced Consolidator. Over the past 22 years, we have concluded twelve transactions involving other lessors’ container fleets or management rights over those fleets, representing over 1,540,000 TEU in total. This experience provides us with a competitive advantage over other lessors who are less experienced in taking over ownership or management of other container fleets. We have demonstrated the ability to efficiently identify, analyze, structure and integrate the equipment and lease portfolios of other lessors. For example, we integrated the container fleet formerly managed by Capital Intermodal, comprising 154,000 TEU, in two months. Furthermore, due to the flexibility and scalability of our infrastructure, these transactions result in significant increases in revenue without corresponding increases in expenses.

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

•

Pursue Attractive Acquisitions. We will continue to seek to identify and acquire attractive portfolios of containers, both on an owned and on a managed basis, to allow us to grow our fleet profitably. There has been significant consolidation in our industry. We believe that this trend will continue and will likely offer us opportunities for growth. We also believe that the current downturn in the world’s major economies and the constraints in the credit markets may also result in potential acquisition opportunities. As a result of renewing, amending and expanding our credit facilities, we have more than $286.0 million in liquidity with our credit facilities and available cash and maintain low leverage relative to past levels. Despite the difficulty in projecting future results in the current economic environment, we intend to actively seek accretive acquisition opportunities in the near future.

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

•

Continue to Focus on Operating Efficiency. We have a low cost structure, having brought down our fleet management cost from $0.068 per CEU per day to $0.035 per CEU per day and grown the number of CEU in our fleet per employee from 5,118 to 17,361, in each case over the last 10 years. Furthermore, we believe that we can continue to grow our fleet and therefore our revenue without a proportionate increase in our headcount, thereby spreading our operating expenses over a larger base and helping to improve our profitability.

•

Extend the Lease of In-fleet Containers. Since many shipping lines are currently finding it difficult to access debt financing, but still must utilize scarce capital to finance vessels, it is possible that they will conclude in 2010, as they did in 2009, that it will be more cost-effective to extend leases of in-fleet containers than either to buy containers at higher prices or to lease new containers. Additionally, in order to keep our utilization as high as possible during the current economic downturn, our focus is to extend the leases of in-fleet containers as shipping lines seek to reduce operating costs because of lower freight rates.

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

•

Grow Our U.S. Military Management Business. Our status as the main provider of leased intermodal containers to the U.S. military has resulted in a complementary source of demand for containers, usually in locations with lower shipping line demand, which grants us more flexibility in managing the remainder of our fleet. We seek to broaden and deepen our relationship with the U.S. military in order to provide the best possible customer service, while continuing to grow the business. We are currently in the fifth year of the SDDC contract, which, due to yearly performance review and contract confirmation, has been extended by the U.S. military for a total contract period of ten years. Our latest performance rating in 2009 was “Excellent” with a score of 92.6%.

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

Operations

We operate our business through a network of regional and area offices and independent depots. We maintain four regional offices as follows:

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

Our Container Fleet

As of December 31, 2009, we operated 2,239,037 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size, when new containers become available. We purchased an average of more than 96,000 TEU per year over the past 10 years. Our ability to invest in our fleet on a consistent basis has been instrumental in our becoming the world’s largest container lessor. Our container fleet consists primarily of standard dry freight containers. However, as part of our entry into the refrigerated container market, which we announced on January 3, 2008, we have expanded our fleet to include refrigerated containers. The containers that we lease are either owned outright by us, owned by third parties and managed by us or leased-in from third parties. The table below summarizes the composition of our fleet, in TEU, by type of containers as of December 31, 2009 (unaudited):

	Standard Dry Freight	Dry Freight Specialized	Total	Percent of Total Fleet
Managed	1,194,069	27,758	1,221,827	54.6%
Owned	979,823	37,387	1,017,210	45.4%

Total fleet	2,173,892	65,145	2,239,037	100.0%

The amounts in the table above did not change significantly from December 31, 2009 to the date of this Annual Report on Form 20-F.

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

Term leases

Term leases (also referred to as long-term leases) provide a customer with a specified number of containers for a specified period, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease. Such leases provide us with enhanced cash flow certainty due to their extended duration and typically carry lower per diem rates than other lease types. As of December 31, 2009, 71.3% of our total on hire fleet, as measured in TEU, was on term leases.

As of December 31, 2009, our term leases had an average remaining duration of 2.9 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, our containers typically remain on-hire at the contractual per diem rate for an average of an additional 11 months beyond the end of the contractual lease term, for leases that are not extended, due to the logistical requirements our customers face by having to return containers to specific drop-off locations.

The following are the minimum future rentals for our total fleet at December 31, 2009, due under long-term leases (in thousands):

2010	65,130
2011	50,143
2012	34,737
2013	19,265
2014 and thereafter	27,153

$196,428

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

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off port limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. A subset of master leases is our special leases, which are predominately round-trip Asia leases, allowing customers to return containers at any time but with restrictions on drop-off locations, generally in higher demand locations in Asia. As of December 31, 2009, 19.0% of our total on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2009, 5.3% of our total on hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years, usually the remainder of the container’s useful life in marine services, and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under term leases. Finance leases require the container lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct finance leases” on our balance sheet. As of December 31, 2009, approximately 4.4% of our total on hire fleet, as measured in TEU, was on finance leases with an average remaining term of 3.5 years.

Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2009, DPP revenue was 4.0% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that would cover loss of revenue as a result of default under all of our leases, as well as the recovery cost or replacement value of all of our containers.

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

Depot Management

As of December 31, 2009, we managed our container fleet through more than 540 independent container depot facilities in more than 200 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot contracts and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We also supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2009, a large majority of our off-lease inventory was located at depots that are able to report notice of container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

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

Management Services

As of December 31, 2009, we owned approximately 45% of the containers in our fleet, and managed the rest, equaling 1,221,827 TEU, on behalf of 16 affiliated and unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our IT systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1 to 2% of the purchase price; daily management fees of 8 to 13% of net operating income; and disposal fees of 10% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $25.2 million, $28.6 million and $24.1 million for the years 2009, 2008 and 2007, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine services of the containers subject to the agreement.

Resale of Containers

Our Container Resale segment sells containers from our fleet, at the end of their useful lives in marine service, typically about 12 years, or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a global team of 21 container sales and operations specialists in five offices globally that manage the sale process for these used containers as of December 31, 2009. Our Container Resale segment is one of the largest sellers of used containers among container lessors, selling more than 100,000 containers during 2009 to more than 1,000 customers. Our Container Resale segment has become a significant profit center for us. From 2005 through 2009, this division has generated $41.9 million in income before taxes, including $8.0 million in fiscal year 2009. We generally sell to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

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

The SDDC is the only lessee for which we are required, under the SDDC contract, to provide all containers that they request. In the event that containers are not available within our fleet, we fulfill our obligations under the SDDC contract by purchasing new or used containers or subleasing containers and equipment from other leasing companies. This contract also allows the U.S. military to return containers in many locations throughout the world, but the rate of return of containers that we have experienced to date has been very low. Since the inception of the SDDC contract, we have delivered or transitioned more than 127,000 containers and chassis to the U.S. military, of which fewer than 73,000 containers have been returned. However, over 45,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated value for each such container. The SDDC contract was awarded with a one-year base period, with four one-year extension options, and with a potential for up to five additional one-year “award terms,” which award terms were considered and awarded based on an annual performance review and confirmation. We have been informed that we have been awarded our fifth SDDC contract extension, at this stage extending the term until June 23, 2013. We also received an “Excellent” rating for our performance under the SDDC contract for 2009 (the last period reviewed), pursuant to the annual performance review required there under. Due to these high evaluations, the total contract period under the SDDC contract has been extended for the full ten years.

The U.S. military informed us in 2009, 2008 and 2007 that 3,663, 11,144 and 27,925 containers, respectively, that they leased from us were unaccounted for. Of this total, 17,116 were owned containers, 18,981 were managed for third party owners and 6,635 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record gains of $0.9 million, $2.3 million and $4.6 million on the owned and subleased portion of these unaccounted for containers during the fiscal years ended December 31, 2009, 2008 and 2007, respectively.

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

During 2006 through 2009, we recovered, on average, approximately 71% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, all recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 1.1% of our lease rental income over such period, and we believe that our receivables and days outstanding are low for the container leasing industry.

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

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2009, our global sales and customer service group consisted of approximately 71 people, with 17 in North America, 40 in Asia and Australia, 9 in Europe and 5 in Africa.

Customers

We believe that our staff, organization and long presence in the business has resulted in very strong relationships with our shipping line customers. Our top 25 customers, as measured by lease billings, have leased containers from us for an average of over 23 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 3.6. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. We had one customer that individually accounted for 12% and 10% of our lease billings in 2009 and 2008, respectively and another customer that individually accounted for 11% of our lease billings in 2007. Our top 25 customers include 20 of the 25 largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to more than 400 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. military. Our five largest customers accounted for approximately 34.8% of our total owned and managed fleet’s 2009 lease billings. Our top five customers by lease billings in 2009 were CMA-CGM , Hapag-Lloyd AG, Evergreen Marine Corp Ltd., Mediterranean Shipping Co. and A.P. Møller—MAERSK A/S. Our largest customer is CMA-CGM, representing approximately 12% of our total owned and managed fleet’s 2009 lease billings. For the fiscal years ended December 31, 2009, 2008 and 2007, lease billings from our 25 largest container lessees by lease billings represented 74.7%, 75.9% and 78.4% of our total owned and managed fleet’s container leasing billings, respectively, with lease billings from our single largest container lessees accounting for $51.4 million, $44.7 million and $33.0 million or 12.1%, 9.8% and 8.4% of our total owned and managed fleet’s container lease billings during the respective periods. A default by any of these major customers could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

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

Competition

According to the latest available data, the top ten container leasing companies control approximately 88%, and the top five container leasing companies control approximately 62%, of the total equipment held by all container lessors. According to this data, we are the world’s largest lessor of intermodal containers based on fleet size and we manage approximately 21% of the equipment held by all container leasing companies. The customers for leased containers are primarily international shipping lines.

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

A second amended consolidated complaint was filed in the state action on June 7, 2007. The named plaintiffs in the consolidated state action were Leonard Labow, Alan P. Gordon (as Trustee), Michael S. Schwartz

(as Trustee of various trusts) and Stephen L. Craig. Plaintiffs sued Textainer Financial Services Corporation (“TFSC”), TEM, TL, Textainer Capital Corporation (“TCC”), and RFH, Ltd asserting claims for alleged breach of fiduciary duty, and alleged aiding and abetting breach of fiduciary duty. These claims are based on alleged self-dealing, conflicted transactions, and lack of due care in entering into the asset sale. The complaint seeks an unspecified amount of damages, equitable relief, interest, fees and costs.

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

On February 5, 2009, plaintiffs in the state case, plaintiff in the federal case, and the Textainer defendants reached a settlement agreement under which Textainer’s insurer would pay a total of $10.0 million to the plaintiffs on defendants’ behalf. On May 5, 2009, the Court granted final approval of the global settlement agreement. On July 7, 2009, the time for class members to appeal the class action settlement agreement expired.

On November 24, 2008, the Ninth Circuit granted the federal parties’ joint motion for a stay in proceedings and deferral of decision in order to finalize settlement proceedings. The motion to stay was continued on May 8, 2009, and the parties stipulated to a voluntary dismissal of the appeal on July 10, 2009. That dismissal was approved on August 12, 2009, upon which date the settlement agreement became effective and final.

One of our subsidiaries, Textainer Equipment Management U.S. Limited is currently being audited by the U.S. Internal Revenue Service (the “IRS”). We first received notice from the IRS regarding the audit for the 2007 fiscal year in May 2009. We are fully cooperating with the IRS regarding this audit. The examination is currently ongoing and to date, no matters have arisen to alter our accounting for income taxes.

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

We may also be affected by legal or regulatory responses to potential global climate change. Please see Item 3, “Key Information — Risk Factors – We may also be affected by potential global climate change or by legal, regulatory or market responses to such potential change.”

C.	Organizational Structure

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for TMCL. TMCL, a joint venture involving TL and Fortis, a subsidiary of Fortis Bank (Nederland) N.V. As of December 31, 2009, TL held an 83.9% economic ownership interest and TCG held a 16.1% economic ownership interest in TMCL. TL also holds 75% of the voting rights and Fortis holds 25% of the voting rights of TMCL.

Our principal shareholder, Halco Holdings Inc. (“Halco”), is owned by a discretionary trust with an independent trustee in which Trencor Limited and certain of its affiliates are the sole discretionary beneficiaries.

Halco, which owned approximately 62.3% of our outstanding share capital as of December 31, 2009, is the wholly-owned subsidiary of the Halco Trust. Trencor is a South African container public company, listed on the JSE in Johannesburg, South Africa. Trencor was founded in 1929, and currently has businesses owning, leasing and managing marine cargo containers and finance related activities. Mobile Industries Limited (“Mobile Industries”), a holding company listed on the JSE, owns a 46.2% interest of Trencor and the family interests of our directors Neil I. Jowell and Cecil Jowell have a significant percentage in Mobile Industries with Neil and Cecil Jowell being directors of that company. In addition, the protectors of the Halco Trust are Neil I. Jowell, the chairman of both our board of directors and the board of directors of Trencor, Cecil Jowell, James E. McQueen and David M. Nurek, members of our board of directors and the board of directors of Trencor and Edwin Oblowitz, a member of the board of directors of Trencor. The protectors of the trust have the power, under the trust documents, to appoint or remove the trustee. The protectors cannot be removed and have the right to nominate replacement protectors. In addition, any changes to the beneficiary of the Halco Trust must be agreed to by both the independent trustee and the protectors of the trust.

D.	Property, Plant and Equipment

As of December 31, 2009, our employees were located in 14 regional and area offices in 13 different countries. We have two offices in the U.S., including our administrative office in San Francisco, California and another office in Hackensack, New Jersey. We have 12 offices outside the U.S. in New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Jakarta, Indonesia; Port Kelang, Malaysia; Hong Kong, and Shanghai, China. We lease all of our office space. The lease for our San Francisco office expires in December 2016 and the lease for our Hackensack, New Jersey office expires in April 2012. In addition, we have agents who represent us in India, Pakistan, Sri Lanka, Thailand, and Vietnam. We also maintain a registered office in Bermuda, where Textainer Group Holdings Limited is incorporated.

We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly in Item 3, “Key Information— Risk Factors.”

Dollar amounts in this section of this Annual Report on Form 20-F are expressed in thousands of U.S. dollars unless otherwise indicated.

Executive Summary

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 1.5 million containers, representing over 2.2 million TEU. We recorded impressive results in 2009, despite the economic turmoil that began in the second half of year 2008. Specifically, in 2009, we

(i) grew our total fleet, increasing the percentage of the fleet that we own, (ii) expanded our presence in the refrigerated container business, (iii) purchased containers for our trading business, (iv) entered into purchase-leaseback transactions with shipping lines and (v) retired debt. While the overall demand for our containers declined, utilization averaged 87.2% in 2009 and began to improve during the fourth quarter of 2009. This utilization for the year further supports our strategy of securing a large portion of our containers on long-term contracts with a diverse group of shipping lines. However, the challenges encountered due to the global financial crisis and global recession are expected to continue to have an impact on our 2010 business and consolidated financial position, results of operations and cash flows, as well as our future prospects in fiscal 2010. Refer to “2010 Outlook” below for further discussion.

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

For further details of these and other factors which may affect our business and results of operations, see Item 3, “Key Information— Risk Factors.”

2010 Outlook

Industry

Customer default risk has been reduced as several major container shipping lines have been able to recapitalize. Despite the continued challenging environment, to date, we have neither seen any bankruptcies among our major customers nor seen any major container shipping line failures. Drewry, a shipping consultancy firm, is forecasting a modest expansion in container traffic of 3-4% in 2010, and has suggested that the industry may have passed through the worst of the global recession.

With respect to supply, we estimate virtually no new standard dry freight containers were manufactured from the fourth quarter of 2008 through the end of 2009. We estimate that the world container fleet declined by approximately 4% in 2009 as a result of the continued retirement of older containers in the ordinary course.

During this period, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and have limited production capacity in 2010. Additionally, we have observed that many shipping lines are still seeking to strengthen their respective balance sheets, and therefore may not have the expected capital budget to purchase new containers in 2010. Due to these factors, container manufacturers in China forecast 2010 production of only 0.6 million to 1.0 million TEU, compared to an average of about 3 million TEU per year between 2004 and 2008. With this anticipated decrease in production combined with the continued retirement of older containers in the ordinary course, the world container fleet could decline again in 2010, helping to maintain the supply and demand balance for containers, or result in a shortage of containers.

Textainer’s Operations

Textainer’s total fleet has a current utilization of 91%, an improvement of more than five percentage points from its low point in September 2009. Going forward, we expect demand for containers to increase among our customers. Many shipping lines do not plan to buy new containers in 2010 and new production capacity is limited, factors which we believe may result in increased lease rates and further improvement in the leasing industry utilization. We have already realized an increase in sale prices for our older containers during the last six months. This trend is expected to continue if utilization of in-fleet containers continues to improve, reducing the supply of older containers available for sale.

The refrigerated container market remained strong in 2009, and this trend is expected to continue in 2010. Textainer has invested approximately $50 million per year in new refrigerated containers since entering into the refrigerated container market in 2008. We expect investments in this business during 2010 will be similar to past levels.

We also expect to resume buying significant quantities of new standard dry freight containers in 2010, and have already ordered 33,370 TEU for delivery through May 2010.

Except for the re-purchase of our outstanding debt, which was a non-recurring event, we expect that each of the investments we made in 2009 will contribute to net income in 2010.

Strategic Focus

With over $286 million in available liquidity and a low debt-to-equity ratio, we intend to continue to pursue opportunities in accretive acquisitions, purchase lease-back transactions, trading deals, and the purchase of containers we currently manage. In 2010, we intend to continue to pursue any attractive opportunities in one or more of these areas as we have consistently done in the past and thereby seek to enhance our ability to further strengthen our position as the industry leader.

Revenue

Our revenue comprises lease rental income, management fees, trading container sale proceeds and gain on sale of containers, net.

Lease Rental Income. We generate lease rental income by leasing our owned containers to container shipping lines and other customers, such as the U.S. military. Lease rental income comprises daily per diem rental charges due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges and pick-up charges and credits (together “geography revenue”) and charges for a damage protection plan (“DPP”). The operating results of our owned container business are determined by the amount by which our container rental revenue exceeds our ownership costs, consisting primarily of depreciation, interest expense, storage, handling and other direct operating expenses and management costs.

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

Depreciation Expense. We depreciate our containers on a straight-line basis over a period of 12 years to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimate accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning in the third quarters of 2008 and 2006, depreciation of our existing owned fleet decreased as a result of an increase in our estimate of the residual values of our containers. However, this decrease was partially offset in the fiscal year ended December 31, 2009 as a result of an increase in the size of our owned fleet in subsequent periods.

Amortization Expense. Amortization expense represents the amortization of the price paid for the rights to manage the container fleets of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (collectively “Capital Intermodal”); Amphibious Container Leasing Limited (“Amficon”); Capital Lease Limited, Hong Kong (“Capital”); and Gateway Management Services Limited (“Gateway”). The purchase prices are being amortized over the expected useful lives of the contracts on a pro-rata basis to the expected management fees.

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

A.	Operating Results

Comparison of the Years Ended December 31, 2009, 2008 and 2007

The following table summarizes our total revenues for the years ended December 31, 2009, 2008 and 2007 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2009	2008	2007	2009 and 2008	2008 and 2007
	(Dollars in thousands)
Lease rental income	$189,779	$198,600	$192,342	(4.4%)	3.3%
Management fees	25,228	28,603	24,125	(11.8%)	18.6%
Trading container sales proceeds	10,925	34,231	25,497	(68.1%)	34.3%
Gain on sale of containers, net	11,350	15,647	13,544	(27.5%)	15.5%
Other, net	—	—	284	N/A	(100.0%)

Total revenues	$237,282	$277,081	$255,792	(14.4%)	8.3%

Lease rental income decreased $8,821 (-4.4%) from 2008 to 2009. This included a decrease of $25,031 due to a 7.6 percentage point decrease in utilization, a decrease of $5,922 due to a 3.4% decrease in per diem rental rates and a $2,456 decrease in military sublease income, partially offset by a $19,206 increase due to a 8.8% increase in fleet size, a $4,191 increase in finance lease income, a $831 increase in DPP income and a $600 increase in geography income (drop-off charges and pick-up charges and credits). Lease rental income increased $6,258 (3.3%) from 2007 to 2008. This included a $11,828 increase due to a 6.8% increase in fleet size, a $2,165 increase in finance lease income, a $1,920 increase due to a 0.9 percentage point increase in utilization and a $847 increase in handling income, partially offset by a $6,476 decrease due to a 3.6% decrease in per diem rental rates, a $2,400 decrease in geography income, a $963 increase in amortization of acquired above-market leases related to Textainer Limited’s (“TL”) purchase of 3,000 additional shares of Textainer Marine Containers Limited (“TMCL”) on November 1, 2007, a $496 decrease in DPP income and a $398 decrease in military sublease income.

Management fees decreased $3,375 (-11.8%) from 2008 to 2009 primarily due to a $4,853 decrease due to lower fleet performance, a $981 decrease due to a 4.6% decrease in the size of the fleets managed for container investors other than the Amficon and Capital Intermodal fleets, a $397 net decrease due to lower acquisition fees due to fewer container purchases and a $67 decrease in sales commissions, partially offset by $3,150 in additional fees earned from managing the Amficon and Capital Intermodal fleets. Managements fees increased $4,478 (18.6%) from 2007 to 2008 primarily due to $5,899 in additional fees earned from managing the Capital lease fleet, partially offset by a $1,421 decrease due to a 4.4% net decrease in the size of the fleets managed for other container investors.

Trading container sales proceeds decreased $23,306 (-68.1%) from 2008 to 2009. $19,471 of this decrease was due to a 56.9% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and $3,835 of this decrease was due to a decrease in average proceeds of $383 per unit. Trading container sales proceeds increased $8,734 (34.3%) from 2007 to 2008. $4,084 of this increase was due to a 16.0% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell and $4,650 of this increase was due to an increase in average proceeds of $216 per unit.

Gain on sale of containers, net, decreased $4,297 (-27.5%) from 2008 to 2009. $10,561 of the decrease was due to a decrease of $250 in average sales proceed per unit, partially offset by a $6,264 increase due to a 40% increase in the number of containers sold. Gain on sale of containers, net, increased $2,103 (15.5%) from 2007 to 2008. $4,751 of the increase was due to an increase of $158 in average sales proceeds per unit, partially offset by a $2,648 decrease due to a 19.6% decrease in the number of containers sold.

The following table summarizes our total operating expenses for the years ended December 31, 2009, 2008 and 2007 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2009	2008	2007	2009 and 2008	2008 and 2007
	(Dollars in thousands)
Direct container expense	$39,062	$25,709	$32,895	51.9%	(21.8%)
Cost of trading containers sold	8,907	26,596	20,753	(66.5%)	28.2%
Depreciation expense	48,473	48,900	48,757	(0.9%)	0.3%
Amortization expense	7,080	6,979	3,677	1.4%	89.8%
General and administrative expense	20,304	20,991	18,063	(3.3%)	16.2%
Short-term incentive compensation expense	2,924	4,257	4,094	(31.3%)	4.0%
Long-term incentive compensation expense	3,575	3,148	932	13.6%	237.8%
Bad debt expense, net	3,304	3,663	1,133	(9.8%)	223.3%

Total operating expenses	$133,629	$140,243	$130,304	(4.7%)	7.6%

Direct container expense increased $13,353 (51.9%) from 2008 to 2009 primarily due to a $12,535 increase in storage expense, a $827 increase in maintenance expense, a $753 increase in handling expense, and a $618 increase in repositioning expense partially offset by a $1,340 decrease in military sublease expense. Direct container expense decreased $7,186 (-21.8%) from 2007 to 2008 primarily due to a $6,019 decrease in repositioning expense, a $1,081 decrease in storage expense and a $917 decrease in military sublease expense, partially offset by a $632 increase in DPP repair expense and a $320 increase in insurance expense.

Cost of trading containers sold decreased $17,689 (-66.5%) from 2008 to 2009. $15,128 of the decrease was due to a 56.9% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and $2,561 of the decrease was due to a 22.3% decrease in the average cost per unit of sold containers. Cost of trading containers sold increased $5,843 (28.2%) from 2007 to 2008. $3,324 of the increase was due to a 16.0% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell and $2,519 of the increase was due to a 10.5% increase in the average cost per unit of sold containers.

Depreciation expense decreased $427 (-0.9%) from 2008 to 2009. $6,173 of the decrease was due to an increase in estimated future residual values used in the calculation of depreciation expense in July 2008, partially offset by a $4,411 increase due to an increase in fleet size and an $1,427 increase in impairments to write down the value of certain containers identified for sale to their estimated fair value. Depreciation expense increased $143 (0.3%) from 2007 to 2008. $7,387 of the increase was due to an increase in fleet size and a higher average cost for new container purchases, partially offset by a $7,200 decrease due to an increase in estimated future residual values used in the calculation of depreciation expense in July 2008.

Amortization expense was $7,080, $6,979 and $3,677 in 2009, 2008 and 2007, respectively. This expense represents the amortization of the amounts paid to acquire the rights to manage the Amficon, Capital Intermodal, Capital and Gateway fleets.

General and administrative expense decreased $687 (-3.3%) from 2008 to 2009 primarily due to a $383 decrease in travel costs, a $190 decrease due to inspection costs and a $99 decrease in insurance expense. General and administrative expense increased $2,928 (16.2%) from 2007 to 2008 primarily due to a $739 increase in compensation cost, a $726 increase in professional fees, a $548 increase in insurance expense and a $278 increase in board of directors’ fees primarily related to operating as a public company following our October 2007 initial public offering, a $197 increase in facilities cost and a $179 increase in travel costs.

Short-term incentive compensation expense decreased $1,333 (-31.3%) from 2008 to 2009 due to a lower expected incentive compensation award for fiscal 2009 compared to fiscal year 2008. Short-term incentive compensation expense increased $163 (4.0%) from 2007 to 2008 due to an incentive compensation award for 2008 that was relatively flat compared to the incentive compensation award for 2007.

Long-term incentive compensation expense increased $427 (13.6%) from 2008 to 2009 due to share options and restricted share units that were granted under the 2007 Share Incentive Plan in November 2008 and 2009. Long-term incentive compensation expense increased $2,216 (237.8%) from 2007 to 2008 due to share options and restricted share units that were granted under the 2007 Share Incentive Plan in October 2007 and November 2008.

Bad debt expense, net, decreased $359 (-9.8%) from 2008 to 2009 primarily due to a lower net increase for the year in the allowance for doubtful accounts. Bad debt expense, net, increased $2,530 (223.3%) from 2007 to 2008 primarily due to a net increase for the year in the allowance for doubtful accounts primarily resulting from the default of one customer and bankruptcies of three customers.

The following table summarizes other income (expenses) for the years ended December 31, 2009, 2008 and 2007 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2009	2008	2007	2009 and 2008	2008 and 2007
	(Dollars in thousands)
Interest expense	$(11,750)	$(26,227)	$(37,094)	(55.2%)	(29.3%)
Gain on early extinguishment of debt	19,398	—	—	N/A	N/A
Interest income	61	1,482	3,422	(95.9%)	(56.7%)
Realized (losses) gains on interest rate swaps and caps, net	(14,608)	(5,986)	3,204	144.0%	(286.8%)
Unrealized gains (losses) on interest rate swaps, net	11,147	(15,105)	(8,274)	(173.8%)	82.6%
Gain on lost military containers, net	865	2,252	4,639	(61.6%)	(51.5%)
Other, net	35	(203)	56	(117.2%)	(462.5%)

Net other expense	$5,148	$(43,787)	$(34,047)	(111.8%)	28.6%

Interest expense decreased $14,477 (-55.2%) from 2008 to 2009. $16,364 of the decrease was due to a decrease in average interest rates of 2.42 points, partially offset by an increase of $1,887 due to an increase in average debt balances of $45,428. Interest expense decreased $10,867 (-29.3%) from 2007 to 2008. $14,083 of the decrease was due to a decrease in average interest rates of 2.23 percentage points, partially offset by an increase of $3,216 due to an increase in average debt balances of $50,380.

During the first half of 2009, we repurchased $65,000 in original face amount, or $39,917 in outstanding principal amount, of our 2005-1 Bonds for $20,234 and recorded a gain on early extinguishment of debt of $19,398, net of the write-off of deferred debt financing costs of $285.

Interest income decreased $1,421 (-95.9%) from 2008 to 2009. $1,130 of the decrease was due to a decrease in average interest rates of 1.55 percentage points and $291 of the decrease was due to a decrease in average cash balances of $17,669. Interest income decreased $1,940 (-56.7%) from 2007 to 2008. $2,626 of the decrease was due to a decrease in average interest rates of 2.91 percentage points, partially offset by an increase of $686 due to an increase in average cash balances of $15,098. We intend to hold our interest rate swap agreements until maturity and over the life of an interest rate swap agreement held to maturity the unrealized gains (losses) will net to zero.

Realized losses on interest rate swaps and caps, net increased $8,622 (144.0%) from 2008 to 2009. $8,381 of the increase was due to a decrease in average interest rates of 2.13 percentage points and an increase of $241 due to an increase in average interest rate swap notional amounts of $15,246. Realized (losses) gains on interest rate swaps and caps, net changed from a net gain of $3,204 in 2007 to a net loss of $5,986 in 2008. $9,481 of the change was due to a decrease in average interest rates of 2.50 percentage points, partially offset by an increase of $291 due to an increase in average interest rate swap notional amounts of $31,571.

Unrealized gains (losses) on interest rate swaps, net changed from a net loss of $15,105 in 2008 to a net gain of $11,147 in 2009 due to an increase in the net fair value liability of interest rate swap agreements held in 2008 compared to a decrease in the net fair value liability of interest rate swap agreements held in 2009 resulting from an increase in long-term interest rates during 2009. Unrealized losses on interest rate swaps, net increased $6,831 (82.6%) from 2007 to 2008 due to a greater increase in the net fair value liability of interest rate swap agreements held resulting from a decrease in long-term interest rates during 2008.

The U.S. military informed us in 2009, 2008 and 2007 that 3,663, 11,144 and 27,925 containers, respectively, that they leased from us were unaccounted for. Of this total, 17,116 were owned containers, 18,981 were managed for third party owners and 6,635 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record gains of $865, $2,252 and $4,639 on the owned and subleased portion of these unaccounted for containers during the fiscal years ended December 31, 2009, 2008 and 2007, respectively.

The following table summarizes income tax expense (benefit) and net income attributable to the noncontrolling interest for the years ended December 31, 2009, 2008 and 2007 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2009	2008	2007	2009 and 2008	2008 and 2007
	(Dollars in thousands)
Income tax expense (benefit)	$3,471	$(871)	$6,847	(498.5%)	(112.7%)
Net income attributable to the noncontrolling interest	$14,554	$8,681	$16,926	67.7%	(48.7%)

Income tax expense (benefit) changed from an income tax benefit of $871 in 2008 to income tax expense of $3,471 in 2009. Income tax (benefit) expense changed from income tax expense of $6,847 in 2007 to an income tax benefit of $871 in 2008. The 2004 United States tax return for one of the Company’s subsidiaries and the 2004 and 2005 United States tax returns for another one of the Company’s subsidiaries, were examined by the Internal Revenue Service (the “IRS”). In May 2008, the Company received notification from the IRS that they had completed their examination and made no changes to the amount of tax reported. As a result, income tax expense for the fiscal year ended 2008 reflects a decrease of $4,480 related to the Company’s reduction of unrecognized tax benefits. In addition, $473 of the change from 2008 to 2009 was due to a lower effective tax rate, partially offset by a $611 increase due to a higher level of income before tax and noncontrolling interest Also, $3,359 of the change from 2007 to 2008 is also due to a lower effective tax rate, partially offset by an increase in income tax expense of $121 due to a higher level of income before tax and noncontrolling interest.

Net income attributable to the noncontrolling interest increased $5,873 (67.7%) from 2008 to 2009 due to a higher level of net income generated by one of the Company’s subsidiaries, TMCL. Net income attributable to the noncontrolling interest decreased $8,245 (-48.7%) from 2007 to 2008 primarily due to TL’s purchase of 3,000 additional shares of TMCL on November 1, 2007, as a result of which TL now owns 75% of TMCL’s Class A shares compared to 50% prior to the purchase. This decrease was partially offset by a higher level of net income generated by TMCL for 2008 compared to 2007. See Item 4, “Information on the Company— History and Development of the Company— Significant Events.”

Segment Information

The following table summarizes our income before taxes attributable to each of our business segments for the years ended December 31, 2009 and 2008 and 2007 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2009	2008	2007	2009 and 2008	2008 and 2007
	(Dollars in thousands)
Container ownership	$95,178	$67,908	$65,043	40.2%	4.4%
Container management	$8,815	$16,047	$17,770	(45.1%)	(9.7%)
Container resale	$7,993	$13,223	$9,826	(39.6%)	34.6%
Military management	$1,166	$1,551	$2,161	(24.8%)	(28.2%)

Income before taxes attributable to the container ownership segment increased $27,270 (40.2%) from 2008 to 2009. This increase consisted of a change in unrealized gains (losses) on interest rate swaps, net from a net loss of $15,105 in 2008 to a net gain of $11,147 in 2009, a $19,398 gain on early extinguishment of debt and a $14,477 decrease in interest expense, partially offset by a $12,574 increase in direct container expense, a $8,622 increase in realized losses on interest rate swaps and caps, net, a $6,364 decrease in lease rental income, a $4,296 decrease in gain on sale of containers, net and a $1,413 decrease in gain on disposal of lost military containers, net.

Income before taxes attributable to the container ownership segment increased $2,865 (4.4%) from 2007 to 2008. This increase consisted primarily of a $10,867 decrease in interest expense due to lower average interest rates partially offset by higher average debt balances, a $6,656 increase in container lease rental income resulting from a larger fleet size and higher utilization partially offset by lower rental rates, a $6,539 decrease in direct container expense, a $2,099 increase in gain on sale of containers, net and a $923 increase in other, net due to the release of a $750 reserve and recognition of a $173 gain for TGH’s share of proceeds from the sale of Trencor’s South African container manufacturing plant. These increases to income before taxes attributable to the container ownership segment were partially offset by a change in realized (losses) gains on interest rate swaps and caps, net from a loss of $5,986 in 2007 from a gain of $3,204 in 2008, a $6,831 increase in unrealized losses on interest rate swaps, net, a $2,547 increase in bad debt expense, net, a $1,927 decrease in gain on lost military containers, net, a $1,629 decrease in interest income, a $992 increase in structuring fees paid by TMCL to FB Transportation Capital (“Fortis”) for container purchases, a $408 increase in overhead expenses and a $405 increase in depreciation expense.

Income before taxes attributable to the container management segment decreased $7,232 (-45.1%) from 2008 to 2009 primarily due to a $7,309 decrease in management fees, a $736 decrease in interest income and a $427 increase in long-term incentive compensation expense, partially offset by a $1,333 decrease in short-term incentive compensation expense.

Income before taxes attributable to the container management segment decreased $1,723 (-9.7%) from 2007 to 2008. This decrease consisted primarily of a $2,430 increase in amortization expense due to the amortization of intangible assets related to the acquisition of the rights to manage the Capital fleet, $2,216 increase in long-term incentive compensation expense, a $1,507 decrease in management fees due to a net decrease in the fleet size of managed fleets other than the Capital fleet, a $608 increase in overhead expenses, a $297 decrease in interest income and a $163 decrease in short-term incentive compensation expense. These decreases were partially offset by an increase of $5,899 in additional management fees earned on the Capital fleet.

Income before taxes attributable to the container resale segment decreased $5,230 (-39.6%) from 2008 to 2009. This decrease consisted of a $5,914 decrease in gains on container trading, net due to both a lower volume of containers sales and a decrease in average gross margin of $139 per unit, partially offset by a $488 increase in sales commissions primarily due to a higher volume of managed container sales partially offset by a decrease in average managed container sales prices and a $196 decrease in overhead expenses.

Income before taxes attributable to the container resale segment increased $3,397 (34.6%) from 2007 to 2008. This increase consisted primarily of a $3,350 increase in gains on container trading, net due to both a higher volume of container sales and an increase in average gross margin of $99 per unit and a $1,091 increase in sales commissions due to a higher volume of managed container sales, partially offset by a $578 increase in overhead expenses and a $558 increase in amortization expense.

Income before taxes attributable to the military management segment decreased $385 (-24.8%) from 2008 to 2009 primarily due to a $1,114 decrease in sublease income, partially offset by a $337 increase in gain on lost military containers, net, a $287 decrease in overhead expense and a $54 decrease in depreciation expense.

Income before taxes attributable to the military management segment decreased $610 (-28.2%) from 2007 to 2008 primarily due to a $901 decrease in the gain on lost military containers, net and a $282 increase in overhead expenses, partially offset by a $518 increase in subleasing net income.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 38% of our direct container expenses in 2009 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. However, part of our non-U.S. dollar operating expenses is transportation and other costs incurred as a result of the SDDC contract. The SDDC contract contains an adjustment feature such that we are effectively protected against most foreign currency risks for the expenses incurred under the SDDC contract. In 2009, our non-U.S. dollar operating expenses were spread among 17 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

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

Our leases typically require the lessee to pay, at the end of the lease term, for any damage to the container beyond normal wear and tear. We also offer a DPP pursuant to which the lessee pays a fee over the term of the lease, primarily on a daily basis, in exchange for not being charged for certain damages at the end of the lease term. It is our policy to recognize these revenues as earned on a daily basis over the related term of the lease. We have not recognized revenue for customers who are billed at the end of the lease term under our DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts because the amounts due under the DPP are typically re-negotiated at the end of the lease term or when the lease term is extended.

Management Fee Revenue. We recognize revenue from management fees earned under management agreements on an as earned basis. Fees are typically calculated as a percentage of net operating income, which is revenue from the containers under management minus direct operating expense related to those containers. If a lessee of a managed container defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee, then we will cease to record lease revenue, which in turn will result in reduced management fee revenue.

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

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. Prior to July 1, 2008, we estimated that standard dry freight containers, which represent substantially all the containers in our fleet, have a useful life of 12 years and had residual values of $850 for a 20’, $950 for a 40’ and $1,000 for a 40’ high cube. Beginning July 1, 2008, we changed our residual value estimates again to $950 for a 20’, $1,100 for a 40’ and $1,200 for a 40’ high cube. Our change in residual value estimates was based on recent sales history and current market conditions for the sale of used containers, which we believe is currently the best indicator of the residual value we will realize. The effect of these changes has been and will continue to be a reduction in both depreciation expense and gains on sales of containers, net, as compared to what would have been reported using the previous estimates. We continue to estimate a container’s “useful life” in marine service to be 12 years from the first lease out date after manufacture.

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

Containers Held for Sale. We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Any write-down of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are identified for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income.

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

In certain situations, a taxing authority may challenge positions adopted in our income tax filings. For transactions that we believe may be challenged, we may apply a different tax treatment for financial reporting purposes. We account for income tax positions by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs.

Recent Accounting Pronouncements

The FASB issued Accounting Standards Update (“ASU”) 2009-16 (“ASU 2009-16”) Transfers and Servicing (Topic 860)— Accounting for Transfers and Services of Financial Assets, which formally codifies FASB Statement of Financial Accounting Standards (“SFAS”) No. 166, Accounting for Transfers of Financial Assets— an Amendment of FASB Statement No. 140 that was issued in June 2009, into the FASB Accounting Standards CodificationTM(“ASC”). The objective of ASU 2009-16 is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASU 2009-16 is effective for financial statements issued for years beginning after November 15, 2009, and for interim periods within those years. Earlier application is prohibited. The Company does not believe the adoption of ASU 2009-16 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

The FASB issued ASU 2009-17 Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which formally codifies FASB SFAS No. 167, Amendments to FASB Interpretation No. 46(R) that was issued in June 2009, into the FASB’s ASC. The objective of ASU 2009-17 is to improve financial reporting by companies involved with variable interest entities. ASU 2009-17 will require companies to perform an analysis to determine whether the companies’ variable interest or interests give it a controlling financial interest in a variable interest entity. ASU 2009-17 is effective for financial statements issued for years beginning after November 15, 2009, and for interim periods within those years. Earlier application is prohibited. The Company does not believe the adoption of ASU 2009-17 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures. ASU 2009-05 provided amendments to ASC Topic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. The purpose of ASU 2009-05 is to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses either the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of ASC Topic 820 Fair Value Measurements and Disclosures. This guidance was effective upon issuance. There was no effect on the Company’s consolidated financial position, results of operations or cash flows from the adoption of this update.

The FASB issued ASU 2009-13 Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, which formally codifies the FASB’s ratification in September 2009 of Emerging Issues Task Force (“EITF”) Issue No. 08-1, Revenue Arrangements with Multiple Deliverable. ASU 2009-13 updates the current guidance pertaining to multiple-element revenue arrangements included in the FASB’s ASC Topic 605-25 Revenue Recognition—Multiple-Element Arrangements, which originated primarily from EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. ASU 2009-13 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently assessing the impact of ASU 2009-13 on its consolidated financial position, results of operations or cash flows.

B.	Liquidity and Capital Resources

As of December 31, 2009, we had cash and cash equivalents of $56,819. Our principal sources of liquidity have been (1) cash flows from operations, (2) proceeds from the issuance of common shares in connection with our October 2007 initial public offering, (3) the sale of containers, (4) the issuance of variable rate amortizing bonds (the “2005-1 Bonds”) by one of our subsidiaries, TMCL, (5) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL (the “Secured Debt Facility”) and (6) borrowings under the revolving credit facility extended to one of our subsidiaries, TL (the “2008 Credit

Facility”). As of December 31, 2009, we had the following outstanding borrowings and borrowing capacities under the 2008 Credit Facility, the Secured Debt Facility and the 2005-1 Bonds (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
2008 Credit Facility	$79,000	$126,000	$205,000	$79,000	$26,386	$105,386
2005-1 Bonds	278,958	—	278,958	278,958	—	278,958
Secured Debt Facility	330,000	145,000	475,000	330,000	141,867	471,867

Total	$687,958	$271,000	$958,958	$687,958	$168,253	$856,211

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

Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses related to our purchasing of containers, interest on our debt obligations or other contingencies discussed in Note 13 “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which may place demands on our short-term liquidity.

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

Description of Indebtedness

2008 Credit Facility. TL has a credit agreement with Bank of America, N.A. and other lenders to provide it with a revolving credit facility in the amount of $205,000 (the “2008 Credit Agreement”). The 2008 Credit Agreement also provides for a $50,000 letter of credit facility included within the $205,000 commitment (together, the “2008 Credit Facility”). The 2008 Credit Facility provides for payments of interest only during its term, beginning on its inception date through April 22, 2013, the Maturity Date. There is a commitment fee of 0.20% to 0.30% on the unused portion of the 2008 Credit Facility, which varies based on the leverage of TGH and is payable quarterly in arrears. In addition, there is an agent’s fee on the commitment amount, which is payable annually in advance.

Under the terms of the 2008 Credit Facility, the total outstanding principal amount available to be drawn there under is calculated pursuant to a formula based on a percentage of the net book value of our containers and our outstanding debt with respect thereto. Any outstanding letter of credit not cash collateralized will reduce the amount available in the form of cash borrowings under the 2008 Credit Facility. The 2008 Credit Facility provided a total commitment available in the amount of $26,386 as of December 31, 2009.

The 2008 Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition the 2008 Credit Facility contains certain restrictive financial covenants on TL and

TGH. The credit facility covenants require TGH to maintain (1) a minimum consolidated tangible net worth of $268,068, plus 30% of consolidated net income after December 31, 2007, plus 100% of the increase in net worth resulting from the sale of any equity interests in TGH or any subsidiary thereof; (2) a consolidated leverage ratio of 3.50 to 1.00 or less; and (3) a minimum consolidated debt service ratio of 1.10 to 1.00. The credit facility covenants also require TL to maintain (1) a consolidated leverage ratio of 3.50 to 1.00 or less and (2) a minimum consolidated interest coverage ratio of 1.35 to 1.00. We were in compliance with all such covenants at December 31, 2009.

Interest on the borrowings under the 2008 Credit Facility at December 31, 2009 was based on either the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%. As of December 31, 2009, $79,000 was outstanding under the 2008 Credit Facility.

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

The 2008 Credit Facility is secured by certain container-related assets of TL. Textainer Group Holdings Limited acts as a guarantor of the 2008 Credit Facility. The guaranty is secured by ordinary shares of TL, cash, assets readily convertible into cash and amounts due to us from our subsidiaries.

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

Secured Debt Facility. TMCL has a securitization facility pursuant to which it has issued Floating Rate Asset Backed Notes, Series 2000-1 (“2000-1 Notes”) with a total commitment of $475,000 pursuant to the Third Amended and Restated Series 2000-1 Supplement, dated as of July 2, 2008 (the “2000-1 Supplement”), to its Second Amended and Restated Indenture, dated as of May 26, 2005 (as amended as of June 3, 2005, June 8, 2006 and July 2, 2008, the “Indenture”). Our primary ongoing container financing requirements are funded by commitments under the Secured Debt Facility. The Secured Debt Facility provided a total commitment in the amount of $475,000 as of December 31, 2009. Of this amount, $330,000 had been drawn on as of December 31, 2009.

Prior to the conversion date (currently defined as July 1, 2010), each of the 2000-1 Notes is a revolving note with a maximum principal amount equal to the amount of that 2000-1 Note. As a result, the amount funded under such 2000-1 Note may be less than the face amount of that 2000-1 Note. TMCL may request funding under the 2000-1 Notes from time to time prior to the conversion date. Each of the 2000-1 Notes provides for payments of interest only during the period from its inception until its conversion date. Given a conversion date of July 1, 2010, the first principal payment would be on July 15, 2010. However, we have the option of repaying principal of the 2000-1 Notes at any time. After the conversion date, the 2000-1 Notes fully amortize over a payment term that is scheduled to equal 10 years after the conversion date, but shall not exceed a maximum payment term of 15 years thereafter. We are currently assessing refinancing options for the 2000-1 Notes prior to or upon the conversion date and, if we are unable to refinance the 2000-1 Notes, it could limit our ability to grow our business.

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

Under the Indenture, TMCL, Textainer Equipment Management (“TEM”), one of TGH’s subsidiaries, and TGH must maintain certain financial covenants, including the following (i) TMCL must maintain at least a 1.10 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEM may not incur more than $1,000 of consolidated funded debt (iii) TEM must make at least $2,000 in after-tax profits annually and (iv) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2009.

2005-1 Bonds. TMCL has also issued $580,000 in Floating Rate Asset Backed Notes, Series 2005-1 (“bonds”) pursuant to its Series 2005-1 Supplement, dated as of May 26, 2005, to the Indenture. The bonds are term notes. The bonds were purchased by various institutional investors.

Payments of principal and interest on the bonds are due monthly. The bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a target final payment date of May 15, 2015), but shall not exceed a maximum payment term of 15 years (with a legal final payment date of May 15, 2020). Under a 10-year amortization schedule, $51,500 of principal of the bonds will amortize per year. The interest rate applicable to the bonds equals one-month LIBOR plus 0.25%. Overdue payments of principal and interest on the bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. Ultimate repayment of the bonds has been insured by Ambac Assurance Corporation and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis.

The Secured Debt Facility and the bonds are both governed by the Indenture and are secured by a pledge of, among other things, TMCL’s containers, certain contracts related to TMCL’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL’s containers, and all other assets of TMCL to the extent that they relate to the containers. Under the terms of the Secured Debt Facility and the bonds, the total outstanding principal of these two programs may not exceed an amount that is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The Secured Debt Facility and the bonds also contain restrictive covenants regarding the average age of TMCL’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL and TEM were in compliance at December 31, 2009.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the Secured Debt Facility and bonds. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things,

TMCL’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2009.

Events of default under the 2000-1 Notes and the bonds include, among others:

•	invalidity of the lien on collateral;

•	certain defaults under other documents related to each of the notes;

•	the funded notes exceeding the asset base;

•	payment on the notes by the insurer thereof;

•	TMCL becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2009, 2008 and 2007:

	December 31,
	2009	2008	2007
	(Dollars in thousands)
Net income	$105,330	$93,922	$84,594
Adjustments to reconcile net income to net cash provided by operating activities	(5,636)	42,487	57,238

Net cash provided by operating activities	99,694	136,409	141,832
Net cash used in investing activities	(61,420)	(231,902)	(253,906)
Net cash (used in) provided by financing activities	(53,058)	98,339	140,159
Effect of exchange rate changes	113	(803)	199

Net (decrease) increase in cash and cash equivalents	(14,671)	2,043	28,284
Cash and cash equivalents at beginning of year	71,490	69,447	41,163

Cash and cash equivalents at end of year	$56,819	$71,490	$69,447

Operating Activities

Net cash provided by operating activities decreased $36,715 (-26.9%) from 2008 to 2009 primarily due to a decrease in net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized gains (losses) on interest rate swaps, net and an increase in accounts receivable. Net cash provided by operating activities decreased $5,423 (-3.8%) from 2007 to 2008 primarily due to larger payments to owners, partially offset by higher net income attributable to Textainer Group Holdings Limited common shareholders and improved working capital management.

Investing Activities

Net cash used in investing activities decreased $170,482 (-73.5%) from 2008 to 2009 due to lower new container purchases and a decrease in proceeds from the sale of containers and fixed assets, partially offset by a higher receipt of principal payments on direct financing and sales-type leases and an increase in the purchase of intangible assets. Net cash used in investing activities decreased $22,004 (-8.7%) from 2007 to 2008 due to the purchase of additional shares of TMCL in 2007, a decrease in purchases of intangible assets and a decrease in proceeds from sales of containers, partially offset by a higher amount of container purchases and higher receipt of principal payments on direct financing and sales-type leases.

Financing Activities

Net cash (used in) provided by financing activities changed from net cash provided by financing activities of $98,399 in 2008 to net cash used in financing activities of $53,058 in 2009 primarily due to a $140,300 decrease in net proceeds from our Secured Debt Facility, the extinguishment of 2005-1 Bonds for $20,234 in 2009, a decrease in proceeds from our 2008 Credit Facility of $5,500, a $1,572 increase in dividends paid and a $432 decrease in repayments of notes receivable from shareholders, partially offset by a $9,521 decrease in restricted cash in 2009 compared to a $635 decrease in restricted cash in 2008 and a $3,017 decrease in debt issuance costs. Net cash provided by financing activities decreased $41,820 (-29.8%) from 2007 to 2008 primarily due to proceeds, net of initial public offering expenses, of $137,967 that we received in 2007 from the issuance of common shares in connection with our initial public offering in 2007, a $635 decrease in restricted cash in 2008 compared to a $5,247 decrease in restricted cash in 2007, a $2,832 increase in debt issuance costs and a $1,191 decrease in repayments of notes from shareholders, partially offset by a $90,600 increase in net proceeds from our secured debt facility, a $10,000 increase in net proceeds from our 2008 Credit Facility and a $4,213 decrease in dividends paid .

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

Please see Item 5, “Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations” for a description of identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. We will require sufficient capital in the future to meet our payments and other obligations under our contractual obligations and commercial commitments. The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from our future business activities. We intend to utilize cash on hand in order to meet our obligations under our contractual obligations and commercial commitments. It is likely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. From time to time, we may issue additional debt in order to raise capital for future requirements.

E.	Off-Balance Sheet Arrangements

At December 31, 2009 we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2009:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
			(Dollars in thousands)
				(Unaudited)
Total debt obligations:
Secured Debt Facility	$330,000	$16,500	$33,000	$33,000	$33,000	$33,000	$181,500
2005-1 Bonds	278,958	51,500	51,500	51,500	51,500	51,500	21,458
2008 Credit Facility	79,000	—	—	—	79,000	—	—
Interest obligation(1)	36,253	7,812	6,984	6,095	4,508	3,332	7,522
Interest rate swaps payable(2)	28,282	8,976	7,177	6,698	4,148	1,283	—
Office lease obligations	9,091	1,323	1,300	1,253	1,240	1,263	2,712
Trading container purchase commitments	3,575	3,575	—	—	—	—	—
Container purchase commitments	8,398	8,398	—	—	—	—	—
Container contracts payable	13,140	13,140	—	—	—	—	—

Total contractual obligations	$786,697	$111,224	$99,961	$98,546	$173,396	$90,378	$213,192

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 1.16%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.23%, for all periods, for all interest rate contracts outstanding as of December 31, 2009.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 17, 2010. Our board of directors is elected annually and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108. The business address for each of our non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

In accordance with our bye-laws, our board of directors are elected annually on a staggered basis, with each director holding office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. John A. Maccarone, Dudley R. Cottingham, Hyman Shwiel and James E. Hoelter are designated Class III directors, to hold office until our 2010 annual general meeting of shareholders, Neil I. Jowell, Cecil Jowell, David M. Nurek and Hendrik R. van der Merwe are designated Class II directors, to hold office until our 2011 annual general meeting of shareholders and James A. Owens, Isam K. Kabbani and James E. McQueen are designated Class I directors, to hold office until our 2012 annual general meeting of shareholders. Thereafter, directors in each class will be elected for three-year terms. Directors may be re-elected when their term of office expires.

Trencor, through the Halco Trust and Halco, holds beneficiary interest in approximately 62.1% of our outstanding share capital. See Item 4, “Information on the Company— Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, six of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Neil I. Jowell(1)(2)(3)(4)	76	Chairman
Dudley R. Cottingham(1)(2)(3)	58	Director
James E. Hoelter(1)(2)(3)(4)	70	Director
Cecil Jowell(4)	74	Director
Isam K. Kabbani	75	Director
John A. Maccarone	65	Director, President and Chief Executive Officer
James E. McQueen(1)(4)	65	Director
David M. Nurek(2)(3)(4)	60	Director
James A. Owens	70	Director
Hyman Shwiel(1)(2)(3)	65	Director
Hendrik R. van der Merwe(4)	62	Director
Philip K. Brewer	52	Executive Vice President
Robert D. Pedersen	50	Executive Vice President
Ernest J. Furtado	54	First Vice President, Senior Vice President, Chief Financial Officer & Secretary

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Hoelter, Neil Jowell and McQueen are non-voting members.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

(4)	Director of Trencor, the indirect beneficiary of a majority of our share interest.

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

Dudley R. Cottingham has been a member of our board of directors and previously served as assistant secretary or secretary since December 1993. He has also served in the past as president of certain of our subsidiaries. Mr. Cottingham has over 30 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He has been a partner with Arthur Morris and Company, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a partner in Grant Thornton and Morris Cottingham & Co. and a director of Caribbean Management Limited located in Grand Cayman, Cayman Islands and is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a chartered accountant.

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

The aggregate direct compensation we paid to our executive officers as a group (four persons) for the year ended December 31, 2009 was approximately $3.2 million, which included approximately $1.4 million in bonuses and approximately $82 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. On November 18, 2009, our executive officers as a group were also granted 90,965 share options, with an exercise price of $16.97 and an expiration date of November 17, 2019, and 90,965 restricted share units through our 2007 Share Incentive Plan. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2009, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2009 Short Term Incentive Plan. Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2009, each of our executive officers received 200% of his target incentive award.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2009 was approximately $543. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

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

In the event of a corporate transaction or a change in control of Textainer Group Holdings Limited, all outstanding awards under the 2007 Share Incentive Plan will terminate unless the acquirer assumes or replaces such awards. In addition and except as otherwise provided in an individual award agreement, assumed or replaced awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after a corporate transaction. In the event of a corporate transaction where the acquirer does not assume or replace awards granted under the 2007 Share Incentive Plan, all of these awards become fully vested immediately prior to the consummation of the corporate transaction. In the event of a change in control and except as otherwise provided in an individual award agreement, outstanding awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after such change in control.

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

As of December 31, 2009, we employed 155 people. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 8, 2010:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 47,976,219 common shares issued and outstanding on March 8, 2010. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares Beneficially Owned
Holders	Shares(1)	%(2)
5% or More Shareholders
Halco Holdings Inc.(3)	29,778,802	62.1%
Trencor Limited(3)	29,778,802	62.1%

Executive Officers and Directors
Dudley R. Cottingham	3,000	*
James E. Hoelter(4)	31,663,948	66.0%
Cecil Jowell(5)	30,375,758	63.3%
Neil I. Jowell(6)	30,420,739	63.4%
Isam K. Kabbani(7)	1,661,340	3.5%
John A. Maccarone(8)	2,800,246	5.8%
James E. McQueen(9)	29,778,802	62.1%
David M. Nurek(10)	29,778,802	62.1%
Hendrik R. van der Merwe(11)	29,778,802	62.1%
James A. C. Owens	—	*
Hyman Shwiel	—	*
Ernest J. Furtado(12)	373,525	*
Philip K. Brewer(13)	444,738	0.9%
Robert D. Pederson(14)	402,343	0.8%
Current directors and executive officers (14 persons) as a group	38,456,900	80.4%

*	Less than 1%

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person.

(2)	Percentage ownership is based on 47,976,219 shares outstanding as of March 8, 2010.

(3)	Includes 29,778,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly owned by Halco Trust, a discretionary trust with a independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. Neil Jowell, the chairman of both our board of directors and the board of directors of Trencor, Mr. Cecil Jowell, Mr. McQueen and Mr. Nurek, all members of our board of directors and the board of directors of Trencor and Mr. Edwin Oblowitz, a member of the board of directors of Trencor.

(4)	Includes 29,778,802 shares held by Halco, 101,244 shares held by the James E. Hoelter & Virginia S. Hoelter Trust, 986,156 shares held by the JEH-VSH Limited Partnership #1, and 797,746 shares held by the JEH-VSH Limited Partnership #2. The general partners of each of the partnerships are James and Virginia Hoelter. Mr. Hoelter is one of our directors and a member of the board of directors of Trencor. Mr. Hoelter disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(5)	Includes 29,778,802 shares held by Halco and 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Cecil Jowell’s family are discretionary beneficiaries. Mr. Cecil Jowell is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Cecil Jowell has a significant ownership interest in Trencor both directly and indirectly, including indirectly through interests in Mobile Industries, which owns approximately 46% of Trencor. Mr. Cecil Jowell is also the chairman of Mobile Industries. Mr. Cecil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco.

(6)	Includes 29,778,802 shares held by Halco and 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Neil Jowell’s family are discretionary beneficiaries. Mr. Neil Jowell is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Neil Jowell has a significant ownership interest in Trencor both directly and indirectly, including indirectly through interests in Mobile Industries, which owned approximately 46% of Trencor as of December 31, 2009. Mr. Neil Jowell is also a director of Mobile Industries. Mr. Neil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco.

(7)	All shares are held by IKK Foundation, an affiliate of Mr. Kabbani.

(8)	Includes 2,059,416 shares held by the Maccarone Family Partnership L.P., 87,430 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA. Also includes 183,232 restricted share units and 261,760 share options granted on October 9, 2007, 27,625 restricted share units and 32,500 share options granted on November 19, 2008 and 31,215 share restricted shares and 31,215 share options granted on November 18, 2009 under the 2007 Share Incentive Plan (the “2007 Plan”). Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50, $7.10 and $16.97 per share on October 9, 2007, November 19, 2008 and November 18, 2009, respectively. Options awarded on October 9, 2007, November 19, 2008 and November 18, 2009 expire on October 8, 2017, November 18, 2018 and November 17, 2019, respectively.

(9)	All shares are held by Halco. Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(10)	All shares are held by Halco. Mr. Nurek is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(11)	All shares are held by Halco. Mr. van der Merwe is one of our directors and a member of the board of directors of Trencor. Mr. van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(12)	Includes 191,750 shares held by Ernest James Furtado and Barbara Ann Pelletreau, Trustees of the Furtado-Pelletreau 2003 Revocable Living Trust UDT dated November 28, 2003, 200 shares held by Ernest James Furtado as custodian for David Furtado UGMA, and 100 shares held by Ernest James Furtado as custodian for Michelle Pelletreau UGMA. Includes 49,000 restricted share units and 70,000 share options granted on October 9, 2007, 14,875 restricted share units and 17,500 share options granted on November 19, 2008 and 15,050 restricted share units and 15,050 share options granted on November 18, 2009 under the 2007 Plan. Share options were awarded at exercise prices equal to the fair market value of our common shares on the grant dates of $16.50, $7.10 and $16.97 per share on October 9, 2007, November 19, 2008 and November 18, 2009, respectively. Options awarded on October 9, 2007, November 19, 2008 and November 18, 2009 expire on October 8, 2017, November 18, 2018 and November 17, 2019, respectively.

(13)	Includes 73,500 restricted share units and 52,500 share options granted on October 9, 2007, 22,100 restricted share units and 19,500 share options granted on November 19, 2008 and 22,350 restricted share units and 22,350 share options granted on November 18, 2009 under the 2007 Plan. Share options were awarded at exercise prices equal to the fair market value of our common shares on the grant date of $16.50, $7.10 and $16.97 per share on October 9, 2007, November 19, 2008 and November 18, 2009, respectively. Options awarded on October 9, 2007, November 19, 2008 and November 18, 2009 expire on October 8, 2017, November 18, 2018 and November 17, 2019, respectively.

(14)	Includes 73,500 restricted share units and 52,500 share options granted on October 9, 2007, 22,100 restricted share units and 19,500 share options granted on November 19, 2008 and 22,350 restricted share units and 22,350 share options granted on November 18, 2009 under the 2007 Plan. Share options were awarded at exercise prices equal to the fair market value of our common shares on the grant date of $16.50, $7.10 and $16.97 per share on October 9, 2007, November 19, 2008 and November 18, 2009, respectively. Options awarded on October 9, 2007, November 19, 2008 and November 18, 2009 expire on October 8, 2017, November 18, 2018 and November 17, 2019, respectively.

B.	Related Party Transactions

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we have extended loans to our employees in connection with their acquisition of our common shares in accordance with our various employees’ share schemes. As of December 31, 2008 and December 31, 2009, no amounts were outstanding on such loans to employees. Since January 1, 2007, the largest amount previously outstanding under any loan to an executive officer was $336,573. Since January 1, 2007, we provided loans of $56,000 to each of Mr. Brewer and Mr. Furtado on March 13, 2007 in connection with this program. Since January 1, 2007, Mr. Brewer had owed us up to $336,573 (on March 14, 2007). Mr. Brewer paid off his entire remaining loan balance on July 16, 2007. As of January 1, 2007, we had no outstanding loans with Mr. Furtado and on March 23, 2007, he paid off the entire balance of the loan that we extended to him on March 13, 2007. Currently, there are no loans outstanding to our directors or executive officers, and we will not extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended. The interest rate on these loans to executive officers had been calculated annually on or about March 1 of each year at a rate equal to 0.5% per annum above our effective interest rate before tax.

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

Agreements with IKK Group

Textainer Equipment Management Limited has entered into a management agreement with IKK Foundation, related to Textainer Equipment Management Limited’s management of containers owned by IKK Foundation. Director Isam Kabbani is the beneficial owner of IKK Foundation. In 2009, 2008 and 2007, we managed approximately 9,800 TEU (for which we received approximately $146 in management fees), 9,800 TEU (for which we received approximately $183 in management fees) and 10,200 TEU (for which we received approximately $229 in management fees), respectively, for IKK Foundation.

Relationships and Agreements with Entities Related to Trencor Limited

Halco is wholly owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Neil I. Jowell, Cecil Jowell, David Nurek and James McQueen, all of whom are members of our board of directors and the board of directors of Trencor. In addition, two of our directors, Cecil Jowell and James McQueen, are also members of the board of directors of Halco. Prior to our initial public offering, we paid approximately $72,000 for the year ended December 31, 2007, to Halco as a management fee for the services of the directors who are representatives of Halco.

We have entered into an agreement with LAPCO, an associate of Halco, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2009, 2008 and 2007, we received the following fees or commissions from LAPCO: (i) $3,095, $4,027 and $4,743, respectively, in management fees, (ii) $1,474, $1,471 and $1,258, respectively, in sales commissions and (iii) $87, $452 and $287, respectively, in acquisition fees. In 2009, 2008 and 2007, fees received under the LAPCO agreement accounted for 8.3%, 6.9% and 9.2%, respectively, of total combined container management and container resale segment revenue and 2.0%, 2.1% and 2.5%, respectively, of total revenue. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

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

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company — Business Overview—Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

The following table summarizes dividends that we have declared and paid since January 1, 2007:

Date Declared	Dividend per Outstanding Common Share	Total Dividend
March 2007	$0.52	$20,267
May 2007	$0.21	$8,107
August 2007	$0.23	$8,686
November 2007(1)	$0.20	$9,521
February 2008(1)	$0.21	$9,997
May 2008(1)	$0.22	$10,473
August 2008(1)	$0.23	$10,949
November 2008(1)	$0.23	$10,949
February 2009(1)	$0.23	$10,985
May 2009(1)	$0.23	$10,985
August 2009(1)	$0.23	$10,985
November 2009(1)	$0.23	$10,985
February 2010(1)	$0.23	$11,035

(1)	Represents dividends declared and paid after the completion of our initial public offering on October 15, 2007.

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

We are not required to pay dividends, and our shareholders will not be guaranteed, or have contractual or other rights, to receive dividends. The timing and amount of future dividends will be at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year. See Item 3, “Key Information — Risk Factors,” for a discussion of these factors. Our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends.

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

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2009, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
Fiscal 2009	$17.25	$4.30
Fiscal 2008	$22.35	$6.36
Fiscal 2007	$17.00	$13.42

Quarterly Highs and Lows (Fiscal 2009):
First quarter	$10.45	$4.30
Second quarter	$12.81	$6.50
Third quarter	$16.09	$10.31
Fourth quarter	$17.25	$14.75

Monthly Highs and Lows (over the most recent six month period):
September 2009	$16.09	$13.84
October 2009	$17.25	$14.75
November 2009	$16.97	$14.51
December 2009	$16.94	$16.04
January 2010	$17.04	$14.72
February 2010	$21.25	$15.99

Transfer Agent

A register of holders of our common shares is maintained by Continental Management Limited in Bermuda and a branch register is maintained in the United States by Computershare Limited. The transfer agent and branch registrar for our common shares is Computershare Shareholder Services, Inc. and its fully owned subsidiary Computershare Trust Company, N.A., having its principal office at 250 Royall Street, Canton, MA 02021.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9, “Offer and Listing Details – Trading Markets” above.

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

Trencor, a South African company listed on the JSE, has beneficiary interest in a majority of our share capital. Trencor currently has an indirect beneficiary interest in 62.1% of our issued and outstanding shares. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

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

Taxation of the Companies

We and our Bermuda subsidiaries have obtained an assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 that, if any legislation is enacted in Bermuda imposing any tax computed on profits on income, or computed on any capital asset, gain, or appreciation, or any tax in the nature of estate duty or inheritance tax, then such tax will not until March 28, 2016 be applicable to us or any of our operations, or to any of our shares, debentures, or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. As an exempted company, we are required to pay to the Bermuda government an annual fee presently not to exceed $31, based on our assessable capital.

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

Special rules may apply to electing individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $0.3 ($0.6 in the case of a joint return).

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2009, 2008 and 2007 were denominated in U.S. dollars. For the years ended December 31, 2009, 2008 and 2007, 38%, 38% and 38%, respectively, of our direct container expenses were paid in 17 different foreign currencies for the year ended December 31, 2009 and 15 different foreign currencies for the years ended December 31, 2008 and 2007. We do not hedge these container expenses as there are no significant payments made in any one foreign currency and our contract with the Surface Deployment and Distribution Command (“SDDC”) contains a provision to protect us from fluctuations in exchange rates for payments made in foreign currencies for services rendered under the SDDC contract. Foreign exchange fluctuations did not materially impact our financial results in those periods.

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

As of December 31, 2009, 2008 and 2007, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of income as unrealized gains (losses) on interest rate swaps, net.

We utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs which are observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs which are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly, which include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and Level 3 inputs which are unobservable inputs that reflect the reporting entity’s own assumptions.

We use the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

We changed from measuring the fair value of its interest rate swaps under a Level 3 input to a Level 2 input during the three months ended June 30, 2009 because we began determining the fair value estimate using observable market inputs. In addition, our liability valuation reflects our credit standing and the credit standing of the counterparties to the interest rate swaps. The valuation technique we utilized to calculate the fair value of the interest rate swaps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The increase in the interest rate swap agreements’ fair value liability during the year ended December 31, 2009 primarily reflects a decrease in rates in the future portion of the swaps’ curves as of December 31, 2009.

The notional amount of the interest rate swap agreements was $359,740 as of December 31, 2009, with expiration dates between January 2010 and December 2014. We receive fixed rates between 2.32% and 4.95% under the interest rate swap agreements. The net fair value liability of these agreements was $8,240 and $19,387 as of December 31, 2009 and 2008, respectively

The notional amount of the interest rate cap agreements was $162,000 as of December 31, 2009, with expiration dates between March 2010 and November 2015.

Based on the debt balances and derivative instruments as of December 31, 2009, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value of interest rate swaps of $7,681, an increase in interest expense of $6,836 and a decrease in realized losses on interest rate swaps, net of $3,990.

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

As of December 31, 2009, approximately 95.8% of accounts receivable for our total fleet and 99.8% of the finance lease receivables were from container lessees and customers outside of the U.S. Customers in the PRC (including Hong Kong), France and Taiwan accounted for approximately 18.8%, 12.4% and 10.7%, respectively, of our total fleet container leasing revenue for the year ended December 31, 2009. Customers in no other country accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Lease billings from our 25 largest container lessees represented $317,334, or 74.7% of our total owned and managed fleet container lease billings for the year ended December 31, 2009, with lease billings from our single largest container lessee accounting for $51,351, or 12.1% of our owned and managed fleet container lease billings during such period.

An allowance for doubtful accounts of $8,347 has been established against receivables as of December 31, 2009 for our owned fleet. For the year ended December 31, 2009, receivable write-offs, net of recoveries, totaled $2,492 for our owned fleet.

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

Textainer’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2009, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

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

Textainer’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

C.	Report of the Registered Public Accounting Firm

Our internal controls over financial reporting as of December 31, 2009 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-2 in this Annual Report on Form 20-F.

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

In accordance with New York Stock Exchange (“NYSE”) rules, we have an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. As a foreign private issuer, we are not required to comply with NYSE requirements that our audit committee has a minimum of three members and that all of our audit committee members satisfy the NYSE’s requirements for independence. Our audit committee has five members, Messrs. Shwiel, Cottingham, Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the audit committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Mr. Shwiel and Mr. Cottingham are audit committee financial experts. The other three members (Messrs. Hoelter, Neil Jowell and McQueen) are representatives of Trencor and have no voting rights. Our board of directors has adopted an audit committee charter effective October 9, 2007.

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

During fiscal year 2009, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee pre-approves all services provided by our principal accountants, KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our audit committee. Our audit committee has delegated to the chairman of the audit committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full audit committee at its next scheduled meeting.

The following is a summary of the fees billed to us by our principal accountants for professional services rendered for the fiscal years ended December 31, 2009 and 2008:

Fee Category	2009 Fees	2008 Fees
Audit Fees	$1,133	$1,138
Tax Fees	19	10
All Other Fees	—	—

Total Fees	$1,152	$1,148

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Tax Fees—Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

All Other Fees—Consists of fees for product and services other than the services reported above. KPMG LLP did not provide any other services to Textainer for the fiscal years ended December 31, 2009 or 2008.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on the exemption afforded by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. Three of the five members of our audit committee (Messrs. Hoelter, Neil Jowell and McQueen) are directors of Trencor, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns a majority of our common shares. Each of Messrs. Hoelter, Neil Jowell and McQueen is neither a voting member or chairperson of our audit committee nor one of our executive officers. We believe that such reliance does not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 “Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-40 and is incorporated herein by reference.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document
1.1	Memorandum of Association of Textainer Group Holdings Limited(1)

1.2	Bye-laws of Textainer Group Holdings Limited(2)

2.1	Form of Common Share Certificate(3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”)(4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited(5)

4.3*	Employment Agreement, dated as of January 1, 2007 by and between Textainer Equipment Management (U.S.) Limited and John A. Maccarone(6)

4.4*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Ernest J. Furtado(7)

4.5*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer(8)

4.6*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen(9)

4.7*	2007 Short-Term Incentive Plan effective January 1, 2007(10)

4.8*	2007 Share Incentive Plan(11)

4.9*	2008 Bonus Plan(12)

4.10*	Form of Indemnification Agreement(13)

4.11	Second Amended and Restated Indenture, dated as of May 26, 2005, by and between Textainer Marine Containers Limited, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “Second Amended and Restated Indenture”)(14)

4.12	Amendment Number 1, dated as of June 3, 2005, to the Second Amended and Restated Indenture(15)

4.13	Amendment Number 2, dated as of June 8, 2006, to the Second Amended and Restated Indenture(16)

4.14	Amendment Number 3, dated as of July 2, 2008, to the Second Amended and Restated Indenture(17)

4.15	Third Amended and Restated Series 2000-1 Supplement, dated as of July 2, 2008, by and between Textainer Marine Containers Limited, as issuer, and Wells Fargo Bank, National Association, as indenture trustee(the “Third Amended and Restated Series 2000-1 Supplement”)(18)

4.16	Textainer Marine Containers Limited Series 2005-1 Supplement, dated as of May 26, 2005 to the Second Amended and Restated Indenture(19)

4.17	Credit Agreement, dated as of April 22, 2008, by and among Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto (the “Credit Agreement”)(20)

4.18	Letter Agreement, dated November 28, 2006 by and between Trencor Containers (Proprietary) Limited and Textainer Limited and Textainer Equipment Management Limited(21)

4.19**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited(22)

Exhibit Number	Description of Document
4.20	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited (23)

4.21**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended(24)

4.22	Form of Management Services Agreement, dated July 23, 2007, by and between Green Eagle Investments N.V., and Textainer Equipment Management Limited, for the management of the container fleet of Capital Lease Limited(25)

4.23	Share Purchase Agreement, dated as of November 21, 2007, by and among FB Transportation Capital LLC and Textainer Limited(26)

8.1†	Subsidiaries of the Registrant

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of KPMG LLP

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed herewith.

*	Indicates management contract or compensatory plan.

**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.

(6)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(7)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(8)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(9)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(10)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(11)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(12)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(13)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(14)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(15)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(16)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(17)	Incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.

(18)	Incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(19)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(20)	Incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.

(21)	Incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(22)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(23)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(24)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(25)	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(26)	Incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 28, 2008.

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

March 17, 2010

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and shareholders

Textainer Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we have also audited financial statement schedules I and II. We also have audited Textainer Group Holdings Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Textainer Group Holdings Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules and an opinion on Textainer Group Holdings Limited’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Textainer Group Holdings Limited and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Textainer Group Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO.

As discussed in Note 1(v) to the consolidated financial statements, effective January 1, 2009 the Company adopted ASC Topic 810-10 Noncontrolling Interests in Consolidated Financial Statements. The adoption was retrospectively applied to all periods presented.

/s/ KPMG LLP

March 17, 2010

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and 2008

(All currency expressed in United States dollars in thousands)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$56,819	$71,490
Accounts receivable, net of allowance for doubtful accounts of $8,347 and $5,855 in 2009 and 2008, respectively	68,896	49,328
Net investment in direct financing and sales-type leases	17,225	17,086
Containers held for resale	1,271	1,596
Prepaid expenses	1,785	3,271
Deferred taxes	1,463	1,961
Due from affiliates, net	126	39

Total current assets	147,585	144,771
Restricted cash	6,586	16,107
Containers, net of accumulated depreciation of $343,513 and $338,190 at 2009 and 2008, respectively	1,071,622	999,411
Net investment in direct financing and sales-type leases	63,326	74,633
Fixed assets, net of accumulated depreciation of $8,512 and $8,008 at 2009 and 2008, respectively	1,986	1,406
Intangible assets, net of accumulated amortization of $20,897 and $12,642 at 2009 and 2008, respectively	66,692	64,751
Interest rate swaps	731	—
Other assets	1,495	2,688

Total assets	$1,360,023	$1,303,767

Liabilities and Equity
Current liabilities:
Accounts payable	$9,078	$4,922
Accrued expenses	9,740	10,212
Container contracts payable	13,140	2,068
Deferred revenue	7,948	—
Due to owners, net	14,141	10,877
Secured debt facility	16,500	—
Bonds payable	51,500	58,000

Total current liabilities	122,047	86,079
Revolving credit facility	79,000	53,000
Secured debt facility	313,021	300,402
Bonds payable	226,875	313,241
Deferred revenue	11,294	—
Interest rate swaps	8,971	19,387
Income tax payable	18,656	16,074
Deferred taxes	6,894	7,577

Total liabilities	786,758	795,760

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,760,771 and 47,604,740 at 2009 and 2008, respectively	478	476
Additional paid-in capital	170,497	166,744
Accumulated other comprehensive loss	(111)	(224)
Retained earnings	329,449	282,613

Total Textainer Group Holdings Limited shareholders’ equity	500,313	449,609
Noncontrolling interest	72,952	58,398

Total equity	573,265	508,007

Total liabilities and equity	$1,360,023	$1,303,767

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2009, 2008 and 2007

(All currency expressed in United States dollars in thousands, except per share amounts)

	2009	2008	2007
Revenues:
Lease rental income	$189,779	$198,600	$192,342
Management fees	25,228	28,603	24,125
Trading container sales proceeds	10,925	34,231	25,497
Gains on sale of containers, net	11,350	15,647	13,544
Other, net	—	—	284

Total revenues	237,282	277,081	255,792

Operating expenses:
Direct container expense	39,062	25,709	32,895
Cost of trading containers sold	8,907	26,596	20,753
Depreciation expense	48,473	48,900	48,757
Amortization expense	7,080	6,979	3,677
General and administrative expense	20,304	20,991	18,063
Short-term incentive compensation expense	2,924	4,257	4,094
Long-term incentive compensation expense	3,575	3,148	932
Bad debt expense, net	3,304	3,663	1,133

Total operating expenses	133,629	140,243	130,304

Income from operations	103,653	136,838	125,488

Other income (expense):
Interest expense	(11,750)	(26,227)	(37,094)
Gain on early extinguishment of debt	19,398	—	—
Interest income	61	1,482	3,422
Realized (losses) gains on interest rate swaps and caps, net	(14,608)	(5,986)	3,204
Unrealized gains (losses) on interest rate swaps, net	11,147	(15,105)	(8,274)
Gain on lost military containers, net	865	2,252	4,639
Other, net	35	(203)	56

Net other expense	5,148	(43,787)	(34,047)

Income before income tax and noncontrolling interest	108,801	93,051	91,441
Income tax (expense) benefit	(3,471)	871	(6,847)

Net income	105,330	93,922	84,594
Less: Net income attributable to the noncontrolling interest	(14,554)	(8,681)	(16,926)

Net income attributable to Textainer Group Holdings Limited common shareholders	$90,776	$85,241	$67,668

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.90	$1.79	$1.66
Diluted	$1.88	$1.78	$1.66
Weighted average shares outstanding (in thousands):
Basic	47,761	47,605	40,800
Diluted	48,185	47,827	40,841

See accompanying notes to consolidated financial statements

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Years ended December 31, 2009, 2008 and 2007

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders’ Equity
	Common shares		Additional paid-in capital	Notes receivable from shareholders	Accumulated other comprehensive income (loss)	Retained earnings	Noncontrolling interest	Total equity
	Shares	Amount
Balances, December 31, 2006	38,274,640	$383	$24,093	$(1,180)	$380	$217,618	$85,922	$327,216
Cumulative effect of uncertain tax positions	—	—	—	—	—	1,035	—	1,035
Sale of common shares—initial public offering	9,000,000	90	140,782	—	—	—	—	140,872
Initial public offering expenses	—	—	(2,905)	—	—	—	—	(2,905)
Dividends to shareholders ($0.14 per common share)	—	—	—	—	—	(46,581)	—	(46,581)
Exercise of share options	330,000	3	872	(875)	—	—	—	—
Long-term incentive compensation expense	—	—	911	—	—	—	—	911
Repayment of notes receivable from shareholders	—	—	—	1,623	—	—	—	1,623
Purchase of 3,000 additional shares of TMCL	—	—	—	—	—	—	(53,131)	(53,131)
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	67,668	—	67,668
Net income attributable to noncontrolling interest	—	—	—	—	—	—	16,926	16,926
Foreign currency translation adjustments	—	—	—	—	199	—	—	199

Total comprehensive income								84,793

Balances, December 31, 2007	47,604,640	$476	$163,753	$(432)	$579	$239,740	$49,717	$453,833

Initial public offering expenses	—	—	(31)	—	—	—	—	(31)
Dividends to shareholders ($0.89 per common share)	—	—	—	—	—	(42,368)	—	(42,368)
Restricted share units vested	100	—	—	—	—	—	—	—
Long-term incentive compensation expense	—	—	3,022	—	—	—	—	3,022
Repayment of notes receivable from shareholders	—	—	—	432	—	—	—	432
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	85,241	—	85,241
Net income attributable to noncontrolling interest	—	—	—	—	—	—	8,681	8,681
Foreign currency translation adjustments	—	—	—	—	(803)	—	—	(803)

Total comprehensive income								93,119

Balances, December 31, 2008	47,604,740	$476	$166,744	$—	$(224)	$282,613	$58,398	$508,007

Dividends to shareholders ($0.92 per common share)	—	—	—	—	—	(43,940)	—	(43,940)
Restricted share units vested	156,031	2	(2)	—	—	—	—	—
Long-term incentive compensation expense	—	—	3,493	—	—	—	—	3,493
Tax benefit from restricted share units vested	—	—	262	—	—	—	—	262
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	90,776	—	90,776
Net income attributable to noncontrolling interest	—	—	—	—	—	—	14,554	14,554
Foreign currency translation adjustments	—	—	—	—	113	—	—	113

Total comprehensive income								14,667

Balances, December 31, 2009	47,760,771	$478	$170,497	$—	$(111)	$329,449	$72,952	$573,265

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007

(All currency expressed in United States dollars in thousands)

	2009	2008	2007
Cash flows from operating activities:
Net income	$105,330	$93,922	$84,594

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	48,473	48,900	48,757
Bad debt expense, net	3,304	3,663	1,133
Unrealized (gains) losses on interest rate swaps, net	(11,147)	15,105	8,274
Amortization of debt issuance costs	2,176	2,693	1,395
Amortization of intangible assets	7,080	6,979	3,677
Amortization of acquired above-market leases	1,456	963	—
Amortization of deferred revenue	(4,462)	—	—
Amortization of unearned income on direct financing and sales-type leases	(8,625)	(5,855)	(2,602)
Gains on sale of containers and lost military containers, net	(12,215)	(17,899)	(18,183)
Gain on early extinguishment of debt	(19,398)	—	—
Share-based compensation expense	3,493	3,022	911
Decrease (increase) in:
Accounts receivable, net	(22,872)	(8,303)	(4,473)
Containers held for resale	429	2,292	702
Prepaid expenses and other current assets	1,538	2,444	(411)
Due from affiliates, net	(87)	(30)	6
Other assets	(805)	(2,249)	(381)
Increase (decrease) in:
Accounts payable	4,156	310	(6)
Accrued expenses	(210)	(903)	(1,357)
Deferred revenue	(3,581)	—	—
Due to owners, net	3,264	(7,142)	11,449
Long-term income tax payable	2,582	341	7,821
Deferred taxes, net	(185)	(1,844)	526

Total adjustments	(5,636)	42,487	57,238

Net cash provided by operating activities	99,694	136,409	141,832

Cash flows from investing activities:
Purchase of additional shares of Textainer Marine Containers Ltd	—	—	(71,131)
Purchase of containers and fixed assets	(144,274)	(320,218)	(208,095)
Purchase of intangible assets	(13,795)	(106)	(56,000)
Proceeds from sale of containers and fixed assets	58,833	68,312	70,200
Receipt of principal payments on direct financing and sales-type leases	37,816	20,110	11,120

Net cash used in investing activities	(61,420)	(231,902)	(253,906)

Cash flows from financing activities:
Proceeds from revolving credit facility	186,000	77,500	49,500
Principal payments on revolving credit facility	(160,000)	(46,000)	(28,000)
Proceeds from secured debt facility	196,500	288,500	236,000
Principal payments on secured debt facility	(167,500)	(119,200)	(157,300)
Principal payments on bonds payable	(53,293)	(58,000)	(58,000)
Extinguishment of bonds payable	(20,234)	—	—
Decrease in restricted cash	9,521	635	5,247
Debt issuance costs	(112)	(3,129)	(297)
Initial public offering costs	—	(31)	(2,905)
Issuance of common shares	—	—	140,872
Repayments of notes receivable from shareholders	—	432	1,623
Dividends paid	(43,940)	(42,368)	(46,581)

Net cash (used in) provided by financing activities	(53,058)	98,339	140,159

Effect of exchange rate changes	113	(803)	199

Net (decrease) increase in cash and cash equivalents	(14,671)	2,043	28,284
Cash and cash equivalents, beginning of the year	71,490	69,447	41,163

Cash and cash equivalents, end of the year	$56,819	$71,490	$69,447

(Continued)

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007

(All currency expressed in United States dollars in thousands)

	2009	2008	2007
Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest and realized (losses) gains on interest rate swaps and caps, net	$24,506	$29,176	$32,478
Income taxes	$541	$929	$850

Supplemental disclosures of noncash investing activities:

Increase (decrease) in accrued container purchases	$11,072	$(26,329)	$(4,530)
Containers placed in direct financing and sales-type leases	$18,023	$48,783	$23,488
Intangible assets relinquished for container purchases	$3,378	$—	$—

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009, 2008, and 2007

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

The Company conducts its business activities in four main areas: container ownership, container management, container resale and military management. These activities are described below (also see Note 12 “Segment Information”).

The Company completed an initial public offering (“IPO”) of its common shares at $16.50 per share on October 15, 2007 and listed its common shares on the New York Stock Exchange under the symbol “TGH.” The Company sold 9,000,000 common shares and generated proceeds of $137,936, after deducting underwriting discounts and other offering expenses. The Company used a portion of the proceeds to repay borrowings of $56,000 incurred in the Capital Transaction described in Note 8 “Intangible Assets.”

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

December 31, 2009, 2008, and 2007

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

Military Management

During June 2003, the Company entered into a management agreement to provide a management information system and source containers and related equipment for the U.S. military. In the event that containers are not available within the managed fleet, the Company will fulfill its obligations to this customer by subleasing containers and equipment from shipping lines and other leasing companies. The contract is renewable annually. Management fees earned from this contract for the years ended December 31, 2009, 2008 and 2007 were $1,833, $1,782 and $1,731, respectively.

(b)	Principles of Consolidation

The consolidated financial statements of the Company include TGH and all its subsidiaries. All material intercompany balances have been eliminated in consolidation.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by Textainer Marine Containers Limited (“TMCL”) in which the Company held a 83.92% and 83.85% economic ownership as of December 31, 2009 and 2008, respectively. FB Transportation Capital LLC held the remaining 16.08% and 16.15% economic ownership as of December 31, 2009 and 2008, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents is comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 13 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in the United States, Canada, Bermuda, Singapore, the United Kingdom, the Netherlands and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets shall be reduced to their fair value.

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

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of December 31, 2009:

Year ending December 31:
2010	$65,130
2011	50,143
2012	34,737
2013	19,265
2014 and thereafter	27,153

Total future minimum lease payments receivable	$196,428

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

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

(f)	Direct Container Expense

Direct container expense represents the operating costs arising from the containers owned by the Company and includes storage, handling, maintenance, Damage Protection Plan (“DPP”) repair, agent and insurance expense.

(g)	Containers Held for Resale

The Company, through one or more of its subsidiaries, buys trading containers for resale, which are valued at the lower of cost or market value. The cost of trading containers sold is specifically identified.

(h)	Foreign Currencies

A functional currency is determined for each of the entities within the Company based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency, excluding its foreign subsidiaries, is the U.S. dollar. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange gains (losses), reported in Other, net in the consolidated statements of income were $38, $17, and $183 for the years ended December 31, 2009, 2008 and 2007, respectively. For consolidation purposes, the financial statements are then translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income (loss).

(i)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. During several years prior to the year ended December 31, 2009, the Company experienced a significant increase in resale prices, as a result of (i) a lower number of containers available for sale due to higher utilization and (ii) the increased cost of new containers. Based on this extended period of higher container resale values and an expectation that new equipment prices will remain near current levels, the Company increased the estimated future residual values of its containers during 2008. These increases in residual values caused a decrease in depreciation expense of $7,200 ($6,984 after tax or $0.15 per diluted share) for the year ended December 31, 2008. No such adjustment of residual values was necessary for the year ended December 31, 2009 and these newest residual values were used for the year ended December 31, 2009. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

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

The Company has evaluated the recoverability of the recorded amount of container rental equipment at December 31, 2009 and 2008, and determined that a reduction in the carrying values of containers held for continued use was not required, but a write-down in the value of certain containers identified for sale was required.

During the years ended December 31, 2009, 2008 and 2007, the Company recorded impairments of $1,973, $546 and $566, which are included in depreciation expense in the accompanying consolidated statements of income, to write down the value of 11,958, 2,671 and 2,552 containers identified for sale, respectively, to their estimated fair value. The fair value was estimated based on recent gross sales proceeds. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. At December 31, 2009 and 2008, the carrying value of 3,156 and 451 containers identified for sale included impairment charges of $628 and $73, respectively. The carrying value of these containers identified for sale amounted to $2,851 and $418 as of December 31, 2009 and 2008, respectively, and is included in Containers, net on the consolidated balance sheets.

During the years ended December 31, 2009, 2008 and 2007, the Company recorded the following net gain on sales of containers:

	2009		2008		2007
	Units	Amount	Units	Amount	Units	Amount
Gain on sales of previously written down containers, net	9,221	$1,140	2,585	$1,339	3,004	$1,415
Gain on sales of containers not written down, net	33,650	10,210	27,526	14,308	34,491	12,129

Gain on sales of containers, net	42,871	$11,350	30,111	$15,647	37,495	$13,544

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

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is unlikely.

The Company also accounts for income tax positions by recognizing the effect on income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in additional income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(k)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a DPP to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(l)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the years ended December 31, 2009, 2008 and 2007, $15,013 or 38%, $9,791 or 38% and $12,491 or 38%, respectively, of the Company’s direct container expenses were paid in 17 different foreign currencies for the year ended December 31, 2009 and 15 different foreign currencies for the years ended December 31, 2008 and 2007. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency and the Company’s contract with the U.S. military contains a provision to protect it from fluctuations in exchange rates for payments made in foreign currencies.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for the major lessees noted in the table below, no other single lessees made up greater than 10% of the Company’s lease rental income for the years ended December 31, 2009, 2008 and 2007.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

Lessee	2009	2008	2007
Customer A	12%	10%	n/a
Customer B	n/a	n/a	11%

Two single lessees (Customer A and Customer B) accounted for 19% and 16%, respectively, of the Company’s accounts receivable, net as of December 31, 2009 and one single lessee (Customer A) accounted for 17% of the Company’s accounts receivable, net as of December 31, 2008.

(m)	Customers

The Company’s largest customer represented approximately 12.1% of the Company’s total owned and managed fleet’s 2009 leasing billings. The Company had no other customers that individually accounted for over 10% of the lease billings of the Company’s owned and managed fleet in 2009 and no customer that individually accounted for over 10% of the lease billings of the Company’s owned and managed fleet in 2008 and 2007. The Company currently has containers on-hire to more than 400 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers to freight forwarding companies and the U.S. military. The Company’s five largest customers accounted for approximately 34.8% of the Company’s total owned and managed fleet’s 2009 leasing billings. For the fiscal years ended December 31, 2009, 2008 and 2007, revenue from the Company’s 25 largest container lessees by lease billings represented 74.8%, 75.9% and 78.4% of the Company’s total owned and managed fleet’s container lease billings, respectively, with revenue from the Company’s single largest container lessee accounting for $51.4 million, $44.7 million and $33.0 million or 12.1%, 9.8% and 8.4% of the Company’s total owned and managed fleet’s container lease billings during the respective periods. A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition. In addition, the largest lessees of the Company’s owned fleet are often among the largest lessees of the Company’s managed fleet. The largest lessees of the Company’s managed fleet are responsible for a significant portion of the billings that generate the Company’s management fee revenue.

(n)	Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps. At December 31, 2009 and 2008, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $74,698 and $78,411 at December 31, 2009 and 2008, respectively, compared to a book value of $80,551 and $91,719 at December 31, 2009 and 2008, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $639,591 and $641,281 at December 31, 2009 and 2008, respectively, compared to a book value of $686,896 and $724,643 at December 31, 2009 and 2008, respectively.

(o)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in Realized (losses) gains on derivative instruments, net in the consolidated statement of income.

As of the balance sheet dates, none of the derivative instruments is designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of income as Unrealized gains (losses) on interest rate swaps, net.

(p)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of income.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as a method for determining the estimated fair value for employee share option awards. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award. Share-based compensation expense of $3,493, $3,022 and $911 was recorded as a part of long-term incentive compensation for the years ended December 31, 2009, 2008 and 2007 for share options and restricted share units awarded to employees under the 2007 Plan.

(q)	Comprehensive Income (Loss)

The Company reports changes in equity from all sources. The Company discloses the effect of its foreign currency translation adjustment as a component of other comprehensive income (loss).

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

Certain reclassifications of 2008 and 2007 amounts have been made in order to conform with the 2009 financial statement presentation. On the Company’s consolidated statement of cash flow for the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

year ended December 31, 2008, receipt of principal payments on direct financing and sales-type leases of $5,855 was reclassified to amortization of unearned income on direct financing and sales-type leases. On the Company’s consolidated statement of cash flow for the year ended December 31, 2007, receipt of principal payments on direct financing and sales-type leases of $2,602 was reclassified to amortization of unearned income on direct financing and sales-type leases.

(t)	Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised or converted into common shares. For the years ended December 31, 2009, 2008 and 2007, 1,062,438, 1,038,624 and 1,044,734 share options were excluded, respectively from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS for the years ended December 31, 2009, 2008 and 2007 is presented as follows:

Share amounts in thousands	2009	2008	2007
Numerator
Net income attributable to Textainer Group Holdings Limited common shareholders—basic and diluted EPS	$90,776	$85,241	$67,668
Denominator
Weighted average common shares outstanding—basic	47,761	47,605	40,800
Dilutive share options and restricted share units	424	222	41

Weighted average common shares outstanding—diluted	$48,185	$47,827	$40,841

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$1.90	$1.79	$1.66
Diluted	$1.88	$1.78	$1.66

(u)	Fair value measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

The following table summarizes the Company’s assets and liabilities measured at fair value as of December 31, 2009 and 2008:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2009
Assets
Trading containers held for resale (1)	$—	$1,271	$—
Containers identified for sale (2)	—	2,851	—
Interest rate swaps	—	731	—

Total assets accounted for at fair value	$—	$4,853	$—

Liabilities
Interest rate swaps	$—	$8,971	$—

Total liabilities accounted for at fair value	$—	$8,971	$—

December 31, 2008
Assets
Trading containers held for resale (1)	$—	$1,596	$—
Containers identified for sale (2)	—	418	—

Total assets accounted for at fair value	$—	$2,014	$—

Liabilities
Interest rate swaps	$—	$—	$19,387

Total liabilities accounted for at fair value	$—	$—	$19,387

(1)	Included in “Containers held for sale” in the accompanying consolidated balance sheets.
(2)	Included in “Containers, net” in the accompanying consolidated balance sheets.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

The following table below presents additional information about liabilities measured at fair value for which Level 3 inputs were utilized to determine fair value for the years ended December 31, 2009 and 2008:

	Asset	Liability
Balance as of December 31, 2007	$127	$4,409
Unrealized losses (1)	(127)	14,978

Balance as of December 31, 2008	—	$19,387
Unrealized gains (1)		(3,903)
Transfer out of Level 3		(15,484)

Balance as of December 31, 2009	$—	$—

(1)	Included in “Unrealized gains (losses) on interest rate swaps, net” in the accompanying consolidated balance sheets.

When the Company is required to write down the cost basis of its trading containers held for resale to fair value less cost to sell, the Company measures the fair value of its trading containers held for resale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. During the years ended December 31, 2009, 2008 and 2007, impairments to write down the value of trading containers held for resale to their estimated fair value was nil.

When the Company is required to write down the cost basis of its containers identified for sale to fair value less cost to sell, the Company measures the fair value of its containers identified for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments during years ended December 31, 2009, 2008 and 2007 of $1,973, $546 and $566, respectively, as a part of depreciation expense to write down the value of containers identified for sale to their estimated fair value less cost to sale.

The Company measures the fair value of its $359,740 notional amount of interest rate swaps under a Level 2 input. The Company changed from measuring the fair value of its interest rate swaps under a Level 3 input to a Level 2 input during the three months ended June 30, 2009 because it began determining the fair value estimate using observable market inputs. In addition, the liability valuation reflects the credit standing of the Company and the counterparties to the interest rate swaps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap agreements had a net fair value liability of $8,240 and $19,387 as of December 31, 2009 and 2008, respectively. The credit valuation adjustment (which was a reduction in the liability) was determined to be $10 as of December 31, 2009. The change in fair value for the years ended December 2009, 2008 and 2007 of $11,147, ($15,105) and ($8,274), respectively, was recorded in the consolidated statement of income as part of Unrealized gains (losses) on interest rate swaps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

(v)	Recently Issued Accounting Standards

The FASB issued FASB Accounting Standards CodificationTM(“ASC”) Topic 810-10 (“ASC Topic 810-1”) Noncontrolling Interests in Consolidated Financial Statements, which formally codifies FASB Statement of Financial Accounting Standards (“SFAS”) No. 160 Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51 that was issued in December 2007. ASC Topic 810-10 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company within the equity section of the company’s balance sheets but separate from the company’s equity. It also requires the amounts of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest to be accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary must be measured at fair value. ASC Topic 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company adopted ASC Topic 810-10 on January 1, 2009 and it resulted in a $58,398 reclassification of “Minority interest” from a separate line item located between “Total liabilities” and “Total shareholders’ equity” to “Noncontrolling interest” in a separate line item located between “Total Textainer Group Holdings Limited and shareholders’ equity” and “Total equity” on the December 31, 2008 consolidated balance sheet and a reclassification of “Minority interest expense” of $8,681 and $16,926 for the years ended December 31, 2008 and 2007, respectively from a line item between “Income before income tax and minority interest expense” and “Net income” to “Noncontrolling interest” between “Net income” and “Net income attributable to Textainer Group Holdings Limited common shareholders” consolidated statements of income.

The FASB issued Accounting Standards Update (“ASU”) 2009-16 (“ASU 2009-16”) Transfers and Servicing (Topic 860)— Accounting for Transfers and Services of Financial Assets, which formally codifies FASB SFAS No. 166, Accounting for Transfers of Financial Assets— an Amendment of FASB Statement No. 140 that was issued in June 2009, into the FASB’s ASC. The objective of ASU 2009-16 is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASU 2009-16 is effective for financial statements issued for years beginning after November 15, 2009, and for interim periods within those years. Earlier application is prohibited. The Company does not believe the adoption of ASU 2009-16 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

The FASB issued ASU 2009-17 Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which formally codifies FASB SFAS No. 167, Amendments to FASB Interpretation No. 46(R) that was issued in June 2009, into the FASB’s ASC. The objective of ASU 2009-17 is to improve financial reporting by companies involved with variable interest entities. ASU 2009-17 will require companies to perform an analysis to determine whether the companies’ variable interest or interests give it a controlling financial interest in a variable interest entity. ASU 2009-17 is effective for financial statements issued for years beginning after November 15, 2009, and for interim periods within those years. The Company does not believe the adoption of ASU 2009-17 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures. ASU 2009-05 provided amendments to ASC Topic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. The purpose of ASU 2009-05 is to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses either the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of ASC Topic 820 Fair Value Measurements and Disclosures. This guidance was effective upon issuance. There was no effect on the Company’s consolidated financial position, results of operations or cash flows from the adoption of this update.

The FASB issued ASU 2009-13 Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, which formally codifies the FASB’s ratification in September 2009 of Emerging Issues Task Force (“EITF”) Issue No. 08-1, Revenue Arrangements with Multiple Deliverables. ASU 2009-13 updates the current guidance pertaining to multiple-element revenue arrangements included in the FASB’s ASC Topic 605-25 Revenue Recognition—Multiple-Element Arrangements, which originated primarily from EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. ASU 2009-13 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently assessing the impact of ASU 2009-13 on its consolidated financial position, results of operations or cash flows.

(2)	Step Acquisition

On November 1, 2007, the Company’s wholly owned subsidiary, Textainer Limited (“TL”) purchased 3,000 additional Class A shares of TMCL for cash consideration of $71,131. TL’s total ownership interest in Class A common shares before and after the step acquisition was 50% and 75%, respectively. The Company has consolidated TMCL since the inception of the entity in 2001. The Company accounted for this transaction as a step acquisition, allocating the purchase price based on the fair value of the assets and liabilities acquired in proportion to the percentage of shares acquired. The Company also recorded an adjustment to the purchase price allocation to reduce the carrying value of containers by $3,002 for the year ended December 31, 2008 as a result of a change in the Company’s tax basis in those containers. As a result of this purchase, TL and Fortis now hold voting interests in TMCL of 75% and 25%, respectively. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL. The step acquisition was recorded on November 1, 2007 as follows:

Purchase method adjustment to carrying values:
Noncontrolling interest acquired	$53,131
Tangible assets—containers	13,594
Intangible assets—lease contracts	2,362
Discount on Secured Debt Facility	751
Discount on 2005-1 Bonds	1,293

$71,131

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

(3)	Container Purchases

On October 1, 2009, the Company purchased approximately 30,900 containers that it had been managing for Amphibious Container Leasing Limited (“Amficon”) for $63,676.

On August 1, 2009, the Company purchased approximately 28,700 containers that it had been managing for a large institutional investor, including related accounts receivable, due from owners, net, accounts payable and accrued expenses for a total purchase price equal to $34,173. The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net of accumulated depreciation	$33,015
Other net assets	1,158

Purchase price	$34,173

(4)	Purchase-leaseback Transactions

On March 31, 2009 and July 16, 2009, the Company completed purchase-leaseback transactions for approximately 5,900 and 28,900 containers, respectively, with an Asian shipping line for total purchase prices of $1,361 and $11,914, respectively. The purchase price and leaseback rental rates were below market rates. The prepayment of the lease by the lessee by selling the containers at below-market prices to the Company was recorded as follows:

Containers, net of accumulated depreciation	$40,291
Deferred revenue—operating lease contracts	(27,016)

Purchase price	$13,275

The deferred revenue is being amortized to lease rental income over the three-year term of the lease contract.

(5)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Fees from affiliated Owner	$4,727	$6,014	$6,351
Fees from unaffiliated Owners	18,668	20,807	16,043

Fees from Owners	23,395	26,821	22,394
Other fees	1,833	1,782	1,731

Total management fees	$25,228	$28,603	$24,125

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

Due to Owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to Owners, net at December 31, 2009 and 2008 consisted of the following:

	2009	2008
Affiliated Owner	$1,114	$902
Unaffiliated Owners	13,027	9,975

Total due to Owners, net	$14,141	$10,877

(6)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 41,868 and 40,391 containers under direct financing and sales-type leases as of December 31, 2009 and 2008, respectively.

The components of the net investment in direct financing and sales-type leases as of December 31, 2009 and 2008 were as follows:

	2009	2008
Future minimum lease payments receivable	$96,550	$117,747
Residual value of containers on sales-type leases	1,595	—
Less unearned income	(17,594)	(26,028)

Net investment in direct financing and sales-type leases	$80,551	$91,719

Amounts due within one year	$17,225	$17,086
Amounts due beyond one year	63,326	74,633

Net investment in direct financing and sales-type leases	$80,551	$91,719

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2009:

Year ending December 31:
2010	$22,949
2011	20,117
2012	18,420
2013	11,980
2014 and thereafter	23,084

Total future minimum lease payments receivable	$96,550

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $10,691, $6,499 and $4,092 for the years ended December 31, 2009, 2008 and 2007 respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

(7)	Containers and Fixed Assets

Containers, net at December 31, 2009 and 2008 consisted of the following:

	2009	2008
Containers	$1,415,135	$1,337,601
Less accumulated depreciation	(343,513)	(338,190)

Containers, net	$1,071,622	$999,411

Containers, net included containers identified for sale that had a carrying value of $2,851 and $418 as of December 31, 2009 and 2008 and are not subject to depreciation. Trading containers classified as containers held for resale had a carrying value of $1,271 and $1,596 as of December 31, 2009 and 2008 and are also not subject to depreciation. All owned containers are pledged as collateral for debt as of December 31, 2009 and 2008.

Fixed assets, net at December 31, 2009 and 2008 consisted of the following:

	2009	2008
Computer equipment and software	$6,852	$6,385
Office furniture and equipment	1,796	1,757
Automobiles	176	167
Leasehold improvements	1,674	1,105

	10,498	9,414
Less accumulated depreciation	(8,512)	(8,008)

Fixed assets, net	$1,986	$1,406

(8)	Intangible Assets

On July 23, 2007, the Company purchased the exclusive rights to manage the approximately 500,000 twenty-foot equivalent unit (“TEU”) container fleet of Capital Lease Limited, Hong Kong (“Capital”) for $56,000. The Company began managing the Capital fleet on September 1, 2007. The purchase price is being fully amortized over the expected 13-year life of the contract on a pro-rata basis to the expected management fees. Amortization expense for the years ended December 31, 2009, 2008 and 2007 was $4,776, $4,458 and $1,489, respectively.

On April 15, 2009, the Company purchased the exclusive rights to manage the approximately 145,000 TEU container fleet of Amficon for $10,600. The purchase price is being amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees. On October 1, 2009, the Company purchased approximately 53,000 TEU of the containers that it had been managing for Amficon for $63,676 cash and relinquished management rights for those containers previously recorded as an intangible asset of $3,378. Amortization expense for the year ended December 31, 2009 was $814.

On June 12, 2009, the Company purchased for $2,954 the exclusive rights to manage the approximately 154,000 TEU container fleet of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (collectively “Capital Intermodal”). The purchase price is being amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees. Amortization expense for the year ended December 31, 2009 was $99.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

The changes in the carrying amount of intangible assets during the years ended December 31, 2009, 2008 and 2007 are as follows:

Balance as of December 31, 2006	$17,960
Addition arising from the Capital Transaction	56,000
Step acquisition adjustment related to lease contracts (1)	2,363
Amortization expense	(3,677)

Balance as of December 31, 2007	72,646

Amortization expense of step acquisition adjustment related to lease	(916)
Amortization expense	(6,979)

Balance as of December 31, 2008	64,751

Additions arising from the Amficon, Capital Intermodal and other transactions	13,795
Amortization expense of step acquisition adjustment related to lease contracts and other	(1,396)
Reduction arising from the relinquishment of management rights from the purchase of containers from Amficon	(3,378)
Amortization expense	(7,080)

Balance as of December 31, 2009	$66,692

(1)	Represents a step acquisition adjustment related to the Company’s wholly owned subsidiary, Textainer Limited (“TL”) purchase of 3,000 additional Class A shares of TMCL on November 1, 2007. The adjustment was recorded to increase the balance of lease contracts to an amount that equaled the fair market value of the lease contracts on the date of the acquisition. See Note 2 “Step Acquisition” for further discussion.

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2009:

Year ending December 31:
2010	$6,632
2011	6,938
2012	7,057
2013	7,245
2014 and thereafter	38,820

Total future amortization of intangible assets	$66,692

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

(9)	Accrued Expenses

Accrued expenses at December 31, 2009 and 2008 consisted of the following:

	2009	2008
Accrued compensation	$4,042	$6,032
Direct container expense	3,106	2,227
Interest payable	1,045	1,369
Other	1,547	584

Total accrued expenses	$9,740	$10,212

(10)	Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax (benefit) expense for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	2009	2008	2007
Current
Bermuda	$—	$—	$—
Foreign	3,657	972	6,661

	3,657	972	6,661

Deferred
Bermuda	—	—	—
Foreign	(186)	(1,843)	186

	(186)	(1,843)	186

	$3,471	$(871)	$6,847

The components of income before income taxes and noncontrolling interest were as follows:

	2009	2008	2007
Bermuda sources	$—	$—	$—
Foreign sources	108,801	93,051	91,441

	$108,801	$93,051	$91,441

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of income is as follows:

	2009	2008	2007
Bermuda tax rate	0.00%	0.00%	0.00%
Foreign tax rate	1.05%	-1.60%	1.24%
Tax uncertainties	2.14%	0.66%	6.58%
Other	0.00%	0.00%	-0.33%

	3.19%	-0.94%	7.49%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

	2009	2008
Deferred tax assets:
Net operating loss	$5,495	$4,420
Other	2,837	3,650

Deferred tax assets	8,332	8,070

Deferred tax liabilities:
Containers, net	13,243	12,345
Other	520	1,341

Deferred tax liabilities	13,763	13,686

Net deferred tax liability	$5,431	$5,616

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

On October 1, 2007, the Company purchased an additional interest in TMCL, a partnership for US tax purposes. During the year ended December 31, 2008, the Company recognized a fair market value adjustment to its container equipment for U.S tax purposes and recorded a deferred tax asset of $3,003 as an adjustment to the original purchase accounting.

The Company has net operating loss carry-forwards of $17,030 that will begin to expire from December 31, 2017 through December 31, 2029 if not utilized.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2009, cumulative earnings of approximately $33,972 would be subject to income taxes of approximately $9,681 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, State of New Jersey, State of Texas, State of Illinois, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. With the exception of two foreign tax returns of two foreign subsidiaries, the Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2003.

The 2004 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited and the 2004 and 2005 United States tax returns for TGH’s subsidiary TL were examined by the Internal Revenue Service (the “IRS”). In May 2008, the Company received notification from the IRS that

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

they had completed their examination and made no changes to the amount of tax reported. As a result, the Company reduced the amount of unrecognized tax benefits and recognized a tax provision reduction during the year ended December 31, 2008. The Company’s effective tax rate reflects the recognition of this $4,191 tax provision reduction.

In May of 2009, the Company received notification from the Internal Revenue Service that the 2007 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited has been selected for examination. The examination is currently ongoing and to date, no matters have arisen to alter the Company’s accounting for income taxes.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2009 and 2008 are as follows:

Balance at January 1, 2008	$14,757
Increases related to prior year tax positions	103
Decreases related to prior year tax positions	(4,191)
Increases related to current year tax positions	4,320
Settlements	—
Lapse of statute of limitations	(297)

Balance at December 31, 2008	14,692
Increases related to prior year tax positions	152
Decreases related to prior year tax positions	—
Increases related to current year tax positions	3,211
Settlements	—
Lapse of statute of limitations	(967)

Balance at December 31, 2009	$17,088

If the unrecognized tax benefits of $17,088 at December 31, 2009 were recognized, tax benefits in the amount of $16,803 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2009 will decrease by $861 in the next twelve months due to expiration of the statute of limitations, of which $848 would reduce our annual effective tax rate.

Interest and penalty expense (benefit) recorded during 2009 amounted to $115 and $(41), respectively. Total accrued interest and penalties as of December 31, 2009 were $1,031 and $0, respectively, and were included in non-current income taxes payable. Interest and penalty expense (benefit) recorded during 2008 amounted to $48 and $0, respectively. Total accrued interest and penalties as of December 31, 2008 were $916 and $41, respectively, and were included in non-current income taxes payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

(11)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2009 and 2008:

Revolving Credit Facilities, Bonds Payable and Secured Debt Facility	2009	2008
Revolving Credit Facilities, weighted average interest at 1.25% and 2.67% at December 31, 2009 and 2008, respectively	$79,000	$53,000
2005-1 Bonds, interest at 0.76% and 1.73% at December 31, 2009 and 2008, respectively	278,375	371,241
Secured Debt Facility, weighted average interest at 1.48% and 2.45% at December 31, 2009 and 2008, respectively	329,521	300,402

Total debt obligations	$686,896	$724,643

Amount due within one year	$68,000	$58,000

Amounts due beyond one year	$618,896	$666,643

Revolving Credit Facilities

A Company subsidiary, TL, has a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $205,000 (which includes a $50,000 letter of credit facility) (the “Credit Facility”). The Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the Credit Facility at December 31, 2009 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. Total outstanding principal under the Credit Facility was $79,000 and $53,000 as of December 31, 2009 and 2008, respectively. The Company had no outstanding letters of credit under the Credit Facility as of December 31, 2009 and 2008.

The Credit Facility is secured by the Company’s containers and under the terms of the Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the Credit Facility, as limited by the Company’s borrowing base, was $26,386 as of December 31, 2009.

TGH acts as a guarantor of the Credit Facility. The Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at December 31, 2009. There is a commitment fee of 0.20% to 0.30% on the unused portion of the Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

Bonds Payable and Secured Debt Facility

In 2005, one of the Company’s subsidiaries, TMCL, issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

maximum payment term of 15 years. During the year ended December 31, 2009, the Company repurchased $65,000 of aggregate original face amount or $39,917 in aggregate outstanding principal amount of its 2005-1 Bonds at a purchase price of $20,234. As a result of these purchases, the Company recognized a gain on early extinguishment of debt during the year ended December 31, 2009 of $19,938, net of the write-off of deferred debt financing costs of $285. Based on the outstanding principal amount at December 31, 2009 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bond principal has been insured by Ambac Assurance Corporation and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

The Company’s primary ongoing container financing requirements are funded by revolving notes issued by TMCL (the “Secured Debt Facility”). The Secured Debt Facility provided a total commitment in the amount of $475,000 as of December 31, 2009. The additional amount available for borrowing under the Secured Debt Facility, as limited by the Company’s borrowing base, was $141,867 as of December 31, 2009. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (i.e. July 1, 2010), with a provision for the Secured Debt Facility to amortize over a 10-year, but not to exceed the maximum term of a 15-year period beginning on the Conversion Date. The interest rate on the Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.25% during the revolving period prior to the Conversion Date. If the Secured Debt Facility is not refinanced or renewed prior to the Conversion Date, the interest rate would increase to LIBOR plus 2.25% during the 10 or 15 year amortization period that follows.

Under the terms of the 2005-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $1,099,764 as of December 31, 2009. The 2005-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, in which TMCL and TGH’s container management subsidiary were in full compliance at December 31, 2009.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

The following is a schedule by year, of future scheduled repayments, as of December 31, 2009:

	Revolving Credit Facility	2005-1 Bonds (1)	Secured Debt Facility (1)
Year ending December 31:
2010	$—	$51,500	$16,500
2011	—	51,500	33,000
2012	—	51,500	33,000
2013	79,000	51,500	33,000
2014 and thereafter	—	72,958	214,500

	$79,000	$278,958	$330,000

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $583 and $479, respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition. See Note 2 “Step Acquisition” for further discussion.

The future repayments schedule for the Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a ten-year fully amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its bonds payable and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of December 31, 2009:

Notional
Derivative instruments	amount
Interest rate cap contracts with several banks with fixed rates between 3.24% and 5.63% per annum, nonamortizing notional amounts, with termination dates through November 2015	$162,000
Interest rate swap contracts with several banks, with fixed rates between 2.32% and 4.95% per annum, amortizing notional amounts, with termination dates through December 2014	359,740

Total notional amount as of December 31, 2009	$521,740

During March 2010, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR rate fixed at 1.62% per annum, in amortizing notional amount with initial notional amount of $48,000 and a term from March 15, 2010 through March 15, 2013.

During March 2010, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR fixed rate at 3.23% per annum, in non-amortizing notional amount of $10,000 and a term from March 15, 2010 through March 15, 2011.

The Company’s interest rate swap agreements had a net fair value liability of $8,240 and $19,387 as of December 31, 2009 and December 31, 2008, respectively, which is inclusive of counterparty risk. The primary external risk the Company’s interest rate swap agreements is the counterparty credit exposure, as

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at December 31, 2009. The Company does not have any master netting arrangements with its counterparties, The change in fair value was recorded in the consolidated statement of income as Unrealized gains (losses) on interest rate swaps, net.

(12)	Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in four reportable segments: container ownership, container management, container resale and military management. The following tables show segment information for the years ended December 31, 2009, 2008 and 2007, reconciled to the Company’s income before taxes as shown in its consolidated statements of income:

2009	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$188,431	$—	$—	$1,348	$—	$—	$189,779
Management fees	—	35,551	9,601	1,833	—	(21,757)	25,228
Trading container sales proceeds	—	—	10,925	—	—	—	10,925
Gain on sale of containers, net	11,353	(3)	—	—	—	—	11,350
Other revenue	—	—	—	—	—	—	—

Total revenue	$199,784	$35,548	$20,526	$3,181	$—	$(21,757)	$237,282

Depreciation expense	$49,596	$772	$—	$18	$—	$(1,913)	$48,473

Interest expense	$11,750	$—	$—	$—	$—	$—	$11,750

Unrealized gains on interest rate swaps, net	$11,147	$—	$—	$—	$—	$—	$11,147

Segment income before taxes	$95,178	$8,815	$7,993	$1,166	$(2,686)	$(1,665)	$108,801

Total assets	$1,259,050	121,823	$2,463	$558	$2,109	$(25,980)	$1,360,023

Purchases of long-lived assets	$157,351	$11,790	$—	$—	$—	$—	$169,141

2008
Lease rental income	$194,795	$—	$—	$3,805	$—	$—	$198,600
Management fees	—	42,861	9,113	1,782	—	(25,153)	28,603
Trading container sales proceeds	—	—	34,231	—	—	—	34,231
Gain on sale of containers, net	15,649	(2)	—	—	—	—	15,647
Other revenue	—	—	—	—	—	—	—

Total revenue	$210,444	$42,859	$43,344	$5,587	$—	$(25,153)	$277,081

Depreciation expense	$49,709	$676	$—	$72	$—	$(1,557)	$48,900

Interest expense	$26,227	$—	$—	$—	$—	$—	$26,227

Unrealized losses on interest rate swaps, net	$15,105	$—	$—	$—	$—	$—	$15,105

Segment income before taxes	$67,908	$16,047	$13,223	$1,551	$(2,563)	$(3,115)	$93,051

Total assets	$1,189,272	$133,056	$2,578	$1,227	$1,812	$(24,178)	$1,303,767

Purchases of long-lived assets	$293,889	$926	$—	$—	$—	$—	$294,815

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

2007	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$188,139	$—	$—	$4,203	$—	$—	$192,342
Management fees	—	38,469	8,022	1,731	—	(24,097)	24,125
Trading container sales proceeds	—	—	25,497	—	—	—	25,497
Gain on sale of containers, net	13,550	(6)	—	—	—	—	13,544
Other revenue	—	17	—	—	267	—	284

Total revenue	$201,689	$38,480	$33,519	$5,934	$267	$(24,097)	$255,792

Depreciation expense	$49,304	$585	$—	$76	$—	$(1,208)	$48,757

Interest expense	$37,094	$—	$—	$—	$—	$—	$37,094

Unrealized losses on interest rate swaps, net	$8,274	$—	$—	$—	$—	$—	$8,274

Segment income before taxes	$65,043	$17,770	$9,826	$2,161	$(536)	$(2,823)	$91,441

Total assets	$1,023,449	$133,450	$6,676	$848	$2,452	$(38,529)	$1,128,346

Purchases of long-lived assets	$202,641	$56,558	$—	$—	$—	$—	$259,199

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

(13)	Commitments and Contingencies

(a)	Leases

The Company has entered into several operating leases for office space. Rent expense amounted to $1,655, $1,642 and $1,445 for the years ended December 31, 2009, 2008 and 2007, respectively.

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2009 were as follows:

Operating leasing
Year ending December 31:
2010	$1,323
2011	1,300
2012	1,253
2013	1,240
2014 and thereafter	3,975

Total	$9,091

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

(b)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s Secured Debt Facility and 2005-1 Bonds. The total balance of these restricted cash accounts was $6,586 and $16,107 as of December 31, 2009 and 2008, respectively.

(c)	Container Commitments

At December 31, 2009, the Company had placed orders with manufacturers for containers to be delivered subsequent to December 31, 2009 in the total amount of $8,398.

(d)	Trading Container Purchase and Commitments

On September 1, 2009, the Company entered into an agreement with a shipping line to purchase up to $9,172 of containers to be resold. The agreement expires at the end of August 2010 or when all the equipment has been delivered. At December 31, 2009, $3,575 of containers remain to be purchased

(e)	Legal Proceedings on the Sale of the Partnerships’ Assets

On April 18, 2005, six California limited partnerships formed to invest in transportation equipment sold substantially all of their assets to RFH, Ltd. (“RFH”). As part of this sale transaction, RFH engaged Textainer Equipment Management Ltd., one of the general partners, to manage the containers RFH bought.

Five lawsuits were filed between March 2005 and June 2007 in state and federal court, initiated by certain limited partners. The state cases were consolidated into one action. The limited partners in the state action alleged that the general partners breached their fiduciary duties by selling the assets for less than their fair value, retaining management rights over the assets following the sale, and making materially false or misleading statements in proxy statements issued in connection with the sale of assets. In the federal case, plaintiffs alleged a breach of fiduciary duty claim similar to that in the state action and also alleged that the general partners violated federal securities laws. The lawsuits sought to recover damages for the limited partners based on the allegedly inadequate purchase price paid for the assets.

On February 5, 2009, the plaintiffs in the state case, plaintiff in the federal case, and the Textainer defendants reached a settlement agreement under which Textainer’s insurer would pay a total of $10,000 to the plaintiffs on defendants’ behalf. On May 5, 2009, the Court granted final approval of the global settlement agreement. On July 7, 2009, the time for class members to appeal the class action settlement agreement expired.

On November 24, 2008, the Ninth Circuit granted the federal parties’ joint motion for a stay in proceedings and deferral of decision in order to finalize settlement proceedings. The motion to stay was continued on May 8, 2009, and the parties stipulated to a voluntary dismissal of the appeal on July 10, 2009. That dismissal was approved on August 12, 2009, upon which date the settlement agreement became effective and final.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

(14)	Share Option and Restricted Share Unit Plans

As of December 31, 2009, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. At December 31, 2009, 612,378 shares were available for future issuance under the 2007 Plan. On February 23, 2010, the Company’ Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 shares.

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

The following is a summary of activity in the Company’s 2007 Plan for the years ended December 31, 2009 and 2008:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2006	—	$—
Options granted during the period	1,052,618	$16.50
Options forfeited during the period	(7,884)	$16.50

Balances, December 31, 2007	1,044,734	$16.50
Options granted during the period	251,418	$7.19
Options forfeited during the period	(12,140)	$16.50

Balances, December 31, 2008	1,284,012	$14.68
Options granted during the period	218,904	$16.97

Balances, December 31, 2009	1,502,916	$15.01

Options exercisable at December 31, 2009	260,129	$16.49

Options vested and expected to vest at December 31, 2009	1,429,758	$15.02

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2006	—	$—
Share units granted during the period	1,052,618	$14.29
Share units forfeited during the period	(9,656)	$14.29

Balances, December 31, 2007	1,042,962	$14.29
Share units granted during the period	251,418	$4.52
Share units forfeited during the period	(12,140)	$14.29
Share units vested during the period	(100)	$14.29

Balances, December 31, 2008	1,282,140	$12.34
Share units granted during the period	220,397	$15.05
Share units vested during the period	(156,031)	$12.34

Balances, December 31, 2009	1,346,506	$12.59

Share units outstanding and expected to vest at December 31, 2009	1,224,256	$12.63

The estimated weighted average grant date fair value of share options granted during 2009, 2008 and 2007 was $4.69, $0.60 and $3.62 per share, respectively. As of December 31, 2009, $13,295 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 3.0 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $16.90 per share as of December 31, 2009 was $106 and $2,853, respectively. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2009.

The following table summarizes information about share options exercisable and outstanding at December 31, 2009:

	Share options exercisable		Share options outstanding
	Number of shares (in thousands)	Weighted average exercise price	Number of shares (in thousands)	Weighted average exercise price
Range of per-share exercise prices
$7.10 - $7.10	—	$—	247,962	$7.10
$14.01 - $14.01	864	14.01	3,456	14.01
$16.50 - $16.50	259,265	16.50	1,032,594	16.50
$16.97 - $16.97	—	—	218,904	16.97

	260,129	$16.49	1,502,916	$15.01

The weighted average contractual life of options exercisable and outstanding as of December 31, 2009 was 7.7 years and 8.2 years, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2009, 2008, and 2007

(All currency expressed in U.S. dollars in thousands)

The fair value of each share option granted under the 2007 Plan was estimated on the date of grant using the Black-Scholes option pricing model for the years ended December 31, 2009, 2008 and 2007 with the following assumptions:

	2009	2008	2007
Risk-free interest rates	2.6%	2.5%	4.5%
Expected terms (in years)	6.3	6.3	6.4
Expected common share price volatilities	46.0%	35.3%	31.3%
Expected dividends	5.4%	13.0%	4.9%
Expected forfeitures	5.0%	5.0%	5.0%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the share option life. The short-cut method is used to calculate the expected term because the Company does not have historical information to calculate the expected terms. The expected common share price volatility for the 2007 Plan is based on the historical volatility of publicly traded companies within the Company’s industry. The dividend yield reflects the estimated future yield on the date of grant. The Company only recognizes expense for share-based awards that are ultimately expected to vest. The forfeiture rate is based on the Company’s estimate of share options that are expected to cancel prior to vesting.

(15)	Dividend

On February 8, 2010, the Company’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on the Company’s issued and outstanding common shares, payable on March 3, 2010 to shareholders of record as of February 22, 2010.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2009 and 2008

(All currency expressed in United States dollars in thousands)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$1,807	$639
Prepaid expenses	298	48
Due from affiliates, net	776	931

Total current assets	2,881	1,618
Investments in subsidiaries	498,344	449,110
Other assets	4	—

Total assets	$501,229	$450,728

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$916	$1,119

Total current liabilities	916	1,119

Shareholders’ equity:
Common stock	478	476
Additional paid-in capital	170,497	166,744
Accumulated other comprehensive income	(111)	(224)
Retained earnings	329,449	282,613

Total shareholders’ equity	500,313	449,609

Total liabilities and shareholders’ equity	$501,229	$450,728

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF INCOME

Parent Company Information

Years Ended December 31, 2009, 2008 and 2007

(All currency expressed in United States dollars in thousands)

	2009	2008	2007
Operating expenses:
General and administrative expense	$2,765	$2,598	$861

Total operating expenses	2,765	2,598	861

Loss from operations	(2,765)	(2,598)	(861)

Other income (expense):
Equity in net income of subsidiaries	93,459	87,780	68,494
Interest income	—	41	142
Other income (expense)	93	18	(107)

Net other income	93,552	87,839	68,529

Income before income tax	90,787	85,241	67,668
Income tax expense	(11)	—	—

Net income	$90,776	$85,241	$67,668

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENT OF CASH FLOWS

Parent Company Information

Years ended December 31, 2009, 2008 and 2007

(All currency expressed in United States dollars in thousands)

	2009	2008	2007
Cash flows from operating activities:
Net income	$90,776	$85,241	$67,668
Adjustments to reconcile net income to net cash used in operating activities:
Equity in income of subsidiaries	(93,459)	(87,780)	(68,494)
Share-based compensation expense	3,493	3,022	911
Decrease (increase) in:
Prepaid expenses	(250)	450	(417)
Other assets	(4)	—	—
Increase (decrease) in:
Accrued expenses	59	111	905

Total adjustments	(90,161)	(84,197)	(67,095)

Net cash used in operating activities	615	1,044	573

Cash flows from investing activities:
Decrease (increase) in investments in subsidiaries, net	738	—	(73,255)
Distributions received from subsidiaries	43,600	55,000	21,500

Net cash provided by (used in) investing activities	44,338	55,000	(51,755)

Cash flows from financing activities:
Issuance of common stock	—	—	140,872
Initial public offering costs	—	(31)	(2,905)
Repayments of notes receivable from stockholders	—	432	1,623
Dividends paid	(43,940)	(42,368)	(46,581)
Due to (from) affiliates, net	155	(14,166)	(41,914)

Net cash (used in) provided by financing activities	(43,785)	(56,133)	51,095

Effect of exchange rate changes	113	(803)	199

Net increase (decrease) in cash and cash equivalents	1,168	(89)	(87)

Cash and cash equivalents, beginning of the year	639	728	815

Cash and cash equivalents, end of the year	$1,807	$639	$728

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2009, 2008 and 2007

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Additions/ (Deductions)	Balance at End of Period
December 31, 2007
Accounts receivable, allowance for doubtful accounts	$2,320	$1,133	$(293)	$3,160

December 31, 2008
Accounts receivable, allowance for doubtful accounts	$3,160	$3,663	$(968)	$5,855

December 31, 2009
Accounts receivable, allowance for doubtful accounts	$5,855	$3,304	$(812)	$8,347