Form 20-F
period 2010-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2011-03-18
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

48,318,058 Common Shares

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

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Annual Report on Form 20-F, including the sections entitled Item 3, “Key Information—Risk Factors,” and Item 5, “Operating and Financial Review and Prospects,” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Forward-looking statements include, among others, statements regarding: (i) our expectation to be able to provide our shareholders with a sizeable contracted revenue stream; (ii) our intention to utilize our considerable financial flexibility, including over $1 billion in total credit facilities with liquidity of over $209 million as of February 28, 2011, to capitalize on future growth opportunities that further expand our earnings power in 2011; (iii) our expectation that the leasing sector will be major purchasers and suppliers of new containers again in 2011 as shipping lines continue to rely on leasing companies, such as Textainer, to meet their requirements for new containers; (iv) our expectation that utilization will remain in the 90% range and the resale market for used containers will remain strong during 2011; (v) our belief that, with the extension of the securitization facility of Textainer Marine Containers Limited (“TMCL”) by two years and the increase in its size to a total revolving commitment of $750.0 million from $475.0 million in the second quarter of 2010 and TMCL’s exercise of an option to increase the size of its securitization facility to a total revolving commitment of $850.0 million from $750.0 million on March 15, 2011, combined with a low debt-to-equity ratio of 1.3:1, we are in a strong position to execute our growth strategy; (vi) our expectation that capital expenditures for new container purchases in 2011 will be considerably higher than in 2010; (vii) our belief that we will seek to take full advantage of attractive market opportunities and continue to pursue accretive acquisitions in 2011; (viii) our belief that we will find investors to purchase new containers we manage; (ix) our expectation that new container production will increase in 2011 compared to 2010; (x) our intention to continue purchasing new containers to replace older containers and increase the size of our fleet; (xi) our expectation that purchase and leaseback transactions will enable us to buy attractively priced containers and place them on lease; (xii) the possibility that many shipping lines will find it more cost-effective to extend leases on in-fleet containers than either buying or leasing new ones; (xiii) our belief that the diversity in our funding and our access to public equity markets provide us with an advantage in cost and availability of capital; (xiv) our belief that we can continue to grow our fleet and therefore our revenue without a proportionate increase in our headcount; (xv) our belief that many of our customers will renew leases for containers that are less than sale age; (xvi) our belief that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth; (xvii) our beliefs regarding the impact from our adoption of new accounting standards; (xviii) our belief that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months; and (xix) our expectation that we will generate sufficient operating cash flow to meet our ongoing contractual obligations in the forseeable future.

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

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2010, 2009 and 2008 and under the heading “Balance Sheet Data” as of December 31, 2010 and 2009 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2007 and 2006 and under the heading “Balance Sheet Data” as of December 31, 2008, 2007 and 2006 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” are not audited. Certain reclassifications of prior year amounts have been made in order to conform with the 2010 financial statement presentation. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Years Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income	$235,827	$189,779	$198,600	$192,342	$186,093
Management fees	29,137	25,228	28,603	24,125	16,194
Trading container sales proceeds	11,291	11,843	36,294	31,994	14,137
Gains on sale of containers, net	27,624	12,111	17,821	17,645	9,558
Other	—	—	—	284	480

Total revenues	303,879	238,961	281,318	266,390	226,462

Operating expenses:
Direct container expense	25,542	39,062	25,709	32,895	29,757
Cost of trading containers sold	9,046	9,721	28,581	26,712	11,480
Depreciation expense	58,972	48,473	48,900	48,757	54,330
Amortization expense	6,544	7,080	6,979	3,677	1,023
General and administrative expense	21,670	20,304	20,991	18,063	15,870
Short-term incentive compensation expense	4,805	2,924	4,257	4,094	4,694
Long-term incentive compensation expense	5,318	3,575	3,148	932	285
Bad debt expense, net	145	3,304	3,663	1,133	664

Total operating expenses	132,042	134,443	142,228	136,263	118,103

Income from operations	171,837	104,518	139,090	130,127	108,359

	Fiscal Years Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share data)
Other income (expense):
Interest expense	(18,151)	(11,750)	(26,227)	(37,094)	(33,083)
Gain on early extinguishment of debt	—	19,398	—	—	—
Interest income	27	61	1,482	3,422	2,286
Realized (losses) gains on interest rate swaps and caps, net	(9,844)	(14,608)	(5,986)	3,204	2,848
Unrealized (losses) gains on interest rate swaps, net	(4,021)	11,147	(15,105)	(8,274)	(574)
Other, net	(1,591)	35	(203)	56	243

Net other (expense) income	(33,580)	4,283	(46,039)	(38,686)	(28,280)

Income before income tax and noncontrolling interest	138,257	108,801	93,051	91,441	80,079
Income tax (expense) benefit	(4,493)	(3,471)	871	(6,847)	(4,299)

Net income	133,764	105,330	93,922	84,594	75,780
Less: Net income attributable to the noncontrolling interest	(13,733)	(14,554)	(8,681)	(16,926)	(19,499)

Net income attributable to Textainer Group Holdings Limited common shareholders	$120,031	$90,776	$85,241	$67,668	$56,281

Net income per share:
Basic	$2.50	$1.90	$1.79	$1.66	$1.47
Diluted	$2.43	$1.88	$1.78	$1.66	$1.46
Weighted average shares outstanding:
Basic	48,108	47,761	47,605	40,800	38,186
Diluted	49,307	48,185	47,827	40,841	38,488

Other Financial and Operating Data (unaudited):
Cash dividends declared per common share	$0.99	$0.92	$0.89	$1.14	$0.71
EBITDA(1)	$218,995	$168,681	$177,746	$154,022	$132,357
Purchase of containers and fixed assets	$419,650	$144,274	$320,218	$208,095	$104,818
Utilization rate(2):
Former Computation	93.27%	84.19%	93.84%	91.50%	91.10%
New Computation	95.40%	87.20%	94.80%	93.90%
Total fleet in TEU (as of the end of the period)	2,314,219	2,239,037	2,043,778	2,039,759	1,527,814

Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$57,081	$56,819	$71,490	$69,447	$41,163
Containers, net	1,437,259	1,061,866	999,411	856,874	763,612
Net investment in direct finance and sales-type leases	91,341	80,551	91,719	57,191	42,222
Total assets	1,747,207	1,360,023	1,303,767	1,128,346	947,267
Long-term debt (including current portion)	889,197	686,896	724,643	581,414	541,167
Total liabilities	1,076,640	786,758	795,760	674,513	620,051
Total Textainer Group Holdings Limited shareholders’ equity	583,882	500,313	449,609	404,116	241,294
Noncontrolling interest	86,685	72,952	58,398	49,717	85,922

(1)

EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense (benefit), net income attributable to the noncontrolling interest and depreciation and amortization expense and the related impact on net income attributable to the noncontrolling interest) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

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

The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to EBITDA and a reconciliation of net cash provided by operating activities to EBITDA:

	Fiscal Years Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
	(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$120,031	$90,776	$85,241	$67,668	$56,281
Adjustments:
Interest income	(27)	(61)	(1,482)	(3,422)	(2,286)
Interest expense	18,151	11,750	26,227	37,094	33,083
Realized losses (gains) on interest rate swaps and caps, net	9,844	14,608	5,986	(3,204)	(2,848)
Unrealized losses (gains) on interest rate swaps, net	4,021	(11,147)	15,105	8,274	574
Income tax expense (benefit)	4,493	3,471	(871)	6,847	4,299
Net income attributable to the noncontrolling interest	13,733	14,554	8,681	16,926	19,499
Depreciation expense	58,972	48,473	48,900	48,757	54,330
Amortization expense	6,544	7,080	6,979	3,677	1,023
Impact of reconciling items on net income attributable to the noncontrolling interest	(16,767)	(10,823)	(17,020)	(28,595)	(31,598)

EBITDA	$218,995	$168,681	$177,746	$154,022	$132,357

	Fiscal Years Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
	(Unaudited)
Reconciliation of EBITDA:
Net cash provided by operating activities	$163,883	$113,762	$136,409	$141,832	$120,848
Adjustments:
Bad debt expense, net	(145)	(3,304)	(3,663)	(1,133)	(664)
Amortization of debt issuance costs	(4,399)	(2,176)	(2,693)	(1,395)	(1,405)
Amortization of acquired above-market leases	(26)	(1,456)	(963)	—	—
Amortization of deferred revenue	7,082	4,462	—	—	—
Amortization of unearned income on direct financing and sales-type leases	7,853	8,625	5,855	2,602	2,580
Gains on sale of containers, net	27,624	12,111	17,821	17,645	9,558
Gain on early extinguishment of debt	—	19,398	—	—	—
Share-based compensation expense	(5,457)	(3,493)	(3,022)	(911)	(285)
Interest expense	18,151	11,750	26,227	37,094	33,083
Interest income	(27)	(61)	(1,482)	(3,422)	(2,286)
Realized losses (gains) on interest rate swaps and caps, net	9,844	14,608	5,986	(3,204)	(2,848)
Income tax expense (benefit)	4,493	3,471	(871)	6,847	4,299
Increase (decrease) in:
Accounts receivable, net	8,828	8,804	8,303	4,473	(215)
Trading containers, net	(867)	(325)	(2,214)	(164)	(334)
Prepaid expenses and other current assets	2,140	(1,538)	(2,444)	411	(1,293)
Due from affiliates, net	(126)	87	30	(6)	(36)
Other assets	1,561	805	2,249	381	1,281
Decrease (increase) in:
Accounts payable	2,782	(4,156)	(310)	6	3,153
Accrued expenses	(2,868)	210	903	1,357	8,020
Deferred revenue	2,311	3,581	—	—	—
Due to owners, net	(3,404)	(3,264)	7,142	(11,449)	(559)
Long-term income tax payable	(2,165)	(2,582)	(341)	(7,821)	(7,912)
Deferred taxes, net	(1,306)	185	1,844	(526)	(1,030)
Impact of reconciling items on net income attributable to the noncontrolling interest	(16,767)	(10,823)	(17,020)	(28,595)	(31,598)

EBITDA	$218,995	$168,681	$177,746	$154,022	$132,357

(2)	We measure the utilization rate on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease. Prior to fiscal year 2007, we calculated containers available for lease to include all containers in our fleet (“Former Computation”). The utilization rate above for the fiscal year ended December 31, 2006 is calculated in the latter manner. Starting in fiscal year 2007, to conform to the method used by most of our competitors, we began calculating containers available for lease by excluding containers that have been manufactured for us but have not been delivered yet to a lessee and containers designated as held-for-sale units (“New Computation”).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Industry

Any deceleration or reversal of the current domestic and global economic recoveries may materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects.

The past several years have been characterized by weak domestic and global economic conditions, inefficiencies and uncertainty in the credit markets, a low level of liquidity in many financial markets and extreme volatility in many equity markets. Although these conditions appear to be abating and domestic and global recoveries seem to be underway, it is not yet clear whether a sustainable recovery is currently taking place domestically or internationally. Any decelaration or reversal of the relatively slow and modest domestic and global economic recoveries could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•

Containerized cargo volume growth—A contraction or slowdown in containerized cargo volume growth or negative containerized cargo volume growth would likely create lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets.

•

Credit availability and access to equity markets—Issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, a high level of volatility in the equity markets could make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted.

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

Demand for containers depends largely on the rate of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. Economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies could result in a reduction in world trade volume and demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur. Other general factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, competitive pressures and consolidation in the container shipping industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerized goods outside their area of production;

•	the availability and terms of container financing;

•	fluctuations in interest rates and U.S. and non-U.S. currency values;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•	consolidation or withdrawal of individual container lessees in the container leasing industry;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies or interfere with trade, such as the recent earthquake in Japan; and

•	other political and economic factors.

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

We compete mostly on price and the availability of containers. Lease rates for our containers depend on a large number of factors, including the following:

•	the supply of containers available;

•	the price of new containers (which is positively correlated with the price of steel);

•	the type and length of the lease;

•	interest rates;

•	embedded residual assumptions;

•	the type and age of the container;

•	the location of the container being leased;

•	the number of containers available for lease by our competitors; and

•	lease rates offered by our competitors.

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

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers, these costs directly reduce our income before taxes and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms or at all. While defaults by lessees, as measured by our experience and reflected on our financial statements as a bad debt expense, averaged 1.2% of lease rental revenue over the past 5 years and it decreased to 0.6% in fiscal 2010, future defaults may be more material. Any such future defaults could harm our business, results of operations and financial condition.

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

If there is a sustained downturn in new container prices, the lease rates of older, off-lease containers would also be expected to decrease. As of December 31, 2010, we had an average cost of $1,677 per CEU for our owned fleet. If there is a sustained reduction in the price of new containers such that the market lease rate for all containers is reduced, this trend could harm our business, results of operations and financial condition, even if this sustained reduction in price would allow us to purchase containers at a lower cost.

With respect to supply, the lack of new production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.3% in 2010. During the period of decline in the world container fleet, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although production of new standard dry freight containers is expected to increase in 2011, if there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition, even if we could purchase used containers at a lower cost.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel, which is a major component used in the manufacture of new containers. In the past five years, we have purchased new containers at prices ranging from $1,440 per CEU to $2,889 per CEU. Our average new container cost per CEU increased 6.5% during 2010. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the high cost of the previously purchased containers. This decline could harm our business, results of operations and financial condition.

Further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers. Any increase in the cost or reduction in the supply of new containers could harm our business, results of operations and financial condition.

We currently purchase all of our containers from manufacturers based in the People’s Republic of China (the “PRC”). If it were to become more expensive for us to procure containers in the PRC or to transport these containers at a low cost from the manufacturer to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, further consolidation among container suppliers, increased tariffs imposed by the U.S. or other governments, increased fuel costs, or for any other reason, we may have to seek alternative sources of supply. While we are not dependent on any single manufacturer for our supply of containers, we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs.

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

Our lease agreements require our lessees to indemnify us for all costs, liabilities and expenses arising out of the use of our containers, including property damage to the containers, damage to third-party property and personal injury. However, our lessees may not have adequate resources to honor their indemnity obligations after a terrorist attack. Our insurance coverage is limited and is subject to large deductibles and significant exclusions and we have very limited insurance for liability arising from a terrorist attack. Accordingly, we may not be protected from liability (and expenses in defending against claims of liability) arising from a terrorist attack.

A substantial portion of our containers is leased out from or manufactured at locations in the PRC and a significant number of our major shipping line customers is domiciled in either the PRC (including Hong Kong) or Taiwan. Therefore, our results of operations are subject to changes resulting from the political and economic policies of the PRC.

A substantial portion of our containers is leased out from locations in the PRC because of the large volume of goods being shipped from the PRC to the U.S., Europe and throughout Asia. The main manufacturers of containers are also located in the PRC. These business operations could be restricted by the political environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China. In recent years, however, the government has introduced reforms aimed at creating a “socialist market economy” and policies have been implemented to allow business enterprises greater autonomy in their operations. Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reform programs, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion, remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation of or increases in such disparities could affect the political or social stability of the PRC.

Although we believe that the economic reform and the macroeconomic measures adopted by the PRC have had a positive effect on the economic development of the PRC, the future direction of these economic reforms is uncertain. This uncertainty may affect the economic development in the PRC, thereby affecting the level of trade with the rest of the world and the corresponding need for containers to ship goods from the PRC. In addition, a large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In fiscal year 2010, approximately 30.2% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. The manufacturing facilities of the container manufacturers from which we purchased our containers in 2010 are also located in the PRC. Political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

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

In addition, as our containers are used in trade involving goods being shipped from the PRC to locations throughout the world, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. Litigation and enforcement proceedings have inherent uncertainties in any jurisdiction and are expensive. These uncertainties are enhanced in countries that have less developed legal systems where the interpretation of laws and regulations is not consistent, may be influenced by factors other than legal merits and may be cumbersome, time-consuming and even more expensive. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions whose laws do not confer the same security interests and rights to creditors and lessors as those in the United States and where the legal system is not as well developed. As a result, the remedies available and the relative success and expedience of collection and enforcement proceedings with respect to the containers in various jurisdictions cannot be predicted.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 66% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2010. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. For the years ended December 31, 2010, 2009 and 2008, 34%, 38% and 38%, respectively, of the Company’s direct container expenses were paid in 18 different foreign currencies for the year ended December 31, 2010, 17 different foreign currencies for the year ended December 31, 2009 and 15 different foreign currencies for the year ended December 31, 2008. A significant amount of these payments was due to containers on lease to the U.S. military under our contract with the Surface Deployment and Distribution Command (“SDDC”), which contains a provision to protect us from fluctuations in exchange rates for payments made in foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income.

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

Ownership of containers entails greater risk than management of containers for container investors. As we increase the number of containers in our owned fleet, we will increase our exposure to financing costs, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we are focused on increasing the number of owned containers in our fleet and we therefore expect our ownership risk to increase correspondingly. In 2010, 2009 and 2008, we paid $419.0 million, $142.9 million, and $319.3 million, respectively, to purchase containers for our owned fleet. We believe we will be able to find container investors to purchase the desired portion of the new containers that we want to manage. If we are unable to locate container investors to purchase these containers, we may purchase the containers ourselves and operate them as part of our owned fleet.

As we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability.

As we increase the number of containers in our owned fleet, either as a result of planned growth in our owned fleet or as a result of our inability to attract investment from container investors to purchase containers, we will likely have more capital at risk and may need to maintain higher debt balances at a level that may adversely affect our return on equity and reduce our ability to raise capital, including our ability to borrow money to continue expanding our owned fleet. Future borrowings may not be available under our revolving credit facility or our secured debt facility, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business. These effects, among others, may reduce our profitability and adversely affect our plans to maintain the container management portion of our business.

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

We derive a substantial portion of our revenue from each of our Container Ownership, Container Management and Container Resale segments from a limited number of container lessees, and the loss of, or reduction in business by, any of these container lessees could harm our business, results of operations and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of our revenue and cash flow from a limited number of container lessees. Our business comprises three reportable segments for financial statement reporting purposes: Container Ownership, Container Management and Container Resale. Revenue for our Container Ownership segment comes primarily from container lessees that lease containers from our owned fleet. Revenue for our Container Management segment is also primarily dependent on the lease revenue of those containers that we manage. Lease billings from our 25 largest container lessees by revenue represented $363.5 million or 76.7% of the total fleet billings for the fiscal year ended December 31, 2010, with lease billings from our single largest container lessee accounting for $52.7 million, or 11.1% of container lease billings during such fiscal year.

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

Any of our direct or indirect U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if it is considered to be a personal holding company (“PHC”) for U.S. federal income tax purposes. This status depends on whether more than 50% of the subsidiary’s shares by value could be deemed to be owned (taking into account constructive ownership rules) by five or fewer individuals and whether 60% or more of the subsidiary’s adjusted ordinary gross income consists of “personal holding company income,” which includes certain forms of passive and investment income. The PHC rules do not apply to non-U.S. corporations. We believe that none of our U.S. subsidiaries should be considered PHCs. In addition, we intend to cause our U.S. subsidiaries to manage their affairs in a manner that reduces the possibility that they will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership (i.e., particularly as determined by constructive ownership rules), our U.S. subsidiaries may become PHCs in the future and, in that event, the amount of U.S. federal income tax that would be imposed could be material.

The U.S. government has special contracting requirements that create additional risks.

We have entered into a firm, fixed price, indefinite quantity contract with the SDDC to supply leased marine containers to the U.S. military. As an indefinite quantity contract, there is no guarantee that the U.S. military will pay more than the minimum guarantee, which guaranteed amount is substantially below the total amount authorized under the contract. Thus, the expected revenues from the SDDC contract may not fully materialize. If we do not perform in accordance with the terms of the SDDC contract, we may receive a poor performance report that would be considered by the U.S. military in making any future awards. Accordingly, we cannot be certain that we will be awarded any future government contracts.

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

Our senior management has a long history in the container leasing industry, with our four most senior officers having an average of approximately 19 years of service with us and an average of 24 years in the container leasing industry. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruiting new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer. We have employment agreements with most of our executive officers.

The lack of an international title registry for containers increases the risk of ownership disputes.

Although the Bureau International des Containers registers and allocates a four letter prefix to every container in accordance with ISO standard 6346 (Freight container coding, identification and marking) to identify the owner/operator and each container has a unique prefix and serial number, there is no internationally recognized system of recordation or filing to evidence our title to containers nor is there an internationally recognized system for filing security interest in containers. Although this has not occurred to date, the lack of a title recordation system with respect to containers could result in disputes with lessees, end-users, or third parties who may improperly claim ownership of the containers.

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

We currently utilize three types of borrowings: (i) borrowings under our revolving credit facility; (ii) borrowings under our secured debt facility and (iii) issuance of bonds. Our revolving credit facility is a bank revolving facility involving an aggregate commitment amount of up to $205.0 million to one of our subsidiaries, Textainer Limited (“TL”). Our secured debt facility is a conduit facility, which allows for recurring borrowings and repayments, granted to Textainer Marine Containers Limited (“TMCL”), which is a subsidiary of TL. TMCL is also the issuer of our bonds. We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to use borrowings under our revolving credit facility and our secured debt facility for such funding in the future. We intend for containers to be typically purchased by TL using proceeds from our revolving credit facility. TL then sells these containers at book value to TMCL, which then finances part of the purchase price with draw downs from our secured debt facility. In 2001 and 2005, at such time as the secured debt facility reached an appropriate size, the secured debt facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the secured debt facility nears its maximum size. This timing will depend on the level of future purchases of containers for our owned fleet.

As of February 28, 2011, we had (i) outstanding borrowings of $77.0 million under our revolving credit facility, (ii) $218.9 million outstanding under our bonds payable and (iii) $668.5 million of outstanding borrowings under our secured debt facility. We expect that we will maintain a significant amount of indebtedness on an ongoing basis.

The borrowings and related interest under our revolving credit facility are due in full on April 22, 2013, although we have the option of prepaying principal prior to that date. Payments of principal on our bonds are due monthly. Payments of principal on our secured debt facility are not scheduled to be due until June 29, 2012, although we have the option of prepaying the principal on those borrowings at any time. If we do not refinance the secured debt facility prior to June 29, 2012, we will need to make monthly principal payments. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, it could limit our ability to grow our business.

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

Our revolving credit facility, bonds and secured debt facility impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

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

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to use borrowings under our revolving credit facility and our secured debt facility for such funding in the future. In 2001 and 2005, at such time as the secured debt facility reached an appropriate size, the facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the secured debt facility nears its maximum size. As of February 28, 2011, we had (i) outstanding borrowings of $77.0 million under our revolving credit facility, (ii) $218.9 million outstanding under our bonds payable and (ii) $668.5 million of outstanding borrowings under our secured debt facility. All of these outstanding amounts are subject to variable interest rates. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. Our interest rate swap agreements have termination dates through December 2015. Our interest rate cap agreements have termination dates through November 2015. There can be no assurance that these interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. If we are unable to obtain such interest rate caps and swaps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

Environmental liability and regulations may adversely affect our business, results of operations and financial condition.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air, ground and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and costs arising out of third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under or compliance with environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the U.S. and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain certain limited liability insurance and typically require lessees to provide us with indemnity against certain losses, the insurance coverage may not be sufficient to protect against any or all liabilities and such indemnities may not be sufficient, or available, to protect us against losses arising from environmental damage. Moreover, our lessees may not have adequate resources, or may refuse to honor their indemnity obligations and our insurance coverage is subject to large deductibles, coverage limits and significant exclusions.

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

We periodically assess tax positions based on current tax developments, including enacted statutory, judicial and regulatory guidance. In analyzing our overall tax position, consideration is given to the amount and timing of recognizing income tax liabilities and benefits. In applying the tax and accounting guidance to the facts and circumstances, income tax balances are adjusted appropriately through the income tax provision. We maintain reserves for income tax positions related to uncertainties that we believe are not more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. However, due to the significant judgment required in estimating those reserves, actual amounts paid, if any, could differ significantly from these estimates.

Future changes in accounting rules could significantly impact how both we and our customers account for our leases.

Our consolidated financial statements are prepared in accordance with GAAP. The Financial Accounting Standards Board (“FASB”) and International Accounting Standards Board (“IASB”) have recently issued a jointly-developed proposal on lease accounting that could significantly change the accounting and reporting for lease arrangements. The main objective of the proposed standard is to create a new accounting model for both lessees and lessors, replacing the existing concepts of operating and capital leases with models based on “right-of-use” concepts. The new models would result in the elimination of most off-balance sheet lease financing for lessees. Lessors would apply one of two models depending upon whether the lessor retains exposure to significant risks or benefits of the underlying assets. The FASB’s document is in the form of an exposure draft of a proposed Accounting Standards Update, Leases (Topic 840) (“ED”), issued in August 2010, and would apply to the accounting for all leases, with some exceptions. The ED also includes expanded disclosures including quantitative and qualitative information to enable users to understand the amount and timing of expected cash flows, for both lessors and lessees. The proposals set out in the ED were open for comment until December 15, 2010. After considering constituents’ comments, the FASB and IASB agreed in January 2011 that more work is needed to address the shortfalls of the lessor accounting proposals but tentatively decided to initially limit lessor accounting discussions to only those issues that are critical to both lessees and lessors. As the project progresses, the FASB and IASB will decide whether changes are needed to the lessor accounting requirements under current GAAP and International Financial Reporting Standards and, if so, whether the changes would be made as part of the current leases project or as part of a future separate project. A final standard is targeted to occur by June 30, 2011. If there are future changes in GAAP with regard to how we and our customers must account for leases, it could change the way we and our customers conduct our businesses and, therefore, could have the potential to have an adverse effect on our business.

Risks Related to Our Common Shares

The market price and trading volume of our common shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile.

The market price of our common shares has been, and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from an intra-day low of $4.23 per share to an intra-day high of $35.93 per share. If the market price of the shares declines significantly, the value of an investment in our common shares would decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

•	variations in our quarterly operating results;

•	failure to meet analysts’ earnings estimates;

•	publication of research reports about us, other intermodal container lessors or the container shipping industry or the failure of securities analysts to cover our common shares or our industry;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;

•	changes in our dividend payment policy or failure to execute our existing policy;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community;

•	changes or proposed changes in laws or regulations affecting the container shipping industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	deleveraging associated with the global financial crisis.

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

Halco Holdings Inc. (“Halco”) currently beneficially owns approximately 61.2% update of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Six of our eleven directors are also directors of Trencor. In addition, Halco has the ability to control the management and affairs of our company. Halco may have interests that are different from yours. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common shares.

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

Trencor currently has an indirect beneficiary interest in 61.2% of our issued and outstanding shares. The above requirements could limit our financial flexibility by, among other things, impacting our future ability to raise funds through the issuance of securities, preventing or limiting the use of our common shares as consideration in acquisitions, and limiting our use of option grants and restricted share grants to our directors, officers and other employees as incentives to improve the financial performance of our company.

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

Future sales of a large number of our securities into the public market, or the expectation of such sales, could cause the market price of our common shares to decline significantly.

Sales of substantial amounts of common securities into the public market, or the perception that such sales will occur, may cause the market price of our common shares to decline significantly. We filed a universal shelf registration statement on Form F-3 with the SEC that became effective on January 18, 2011. Under the shelf registration statement, we may from time to time sell common shares, preference shares, debt securities, warrants, rights and units in one or more offerings up to a total dollar amount of $550.0 million. The price of our shares could be negatively impacted if we undertake an offering to sell securities pursuant to our universal shelf registration statement. In addition, at our 2010 Annual General Meeting of Shareholders held on May 19, 2010, our shareholders approved an amendment to our 2007 Share Incentive Plan to increase the maximum number of our common shares issuable pursuant to such plan by 1,468,500 shares from 3,808,371 shares to 5,276,871 shares. The common shares to be issued pursuant to awards under our 2007 Share Incentive Plan have been registered on registration statements on Form S-8 filed with the SEC and, when issued, will be freely tradable under the Securities Act. Further, effective February 15, 2008, the SEC revised Rule 144, which provides a safe harbor for the resale of restricted securities, shortening applicable holding periods and easing other restrictions and requirements for resales by our non-affiliates, thereby enabling an increased number of our outstanding restricted shares to be resold sooner into the public market. If, as a result of the foregoing, a large number of our common shares are sold into the public market, or if there is an expectation of such sales, these sales or expectations of these sales, could reduce the trading price of our common shares and impede our ability to raise future capital.

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

Our business began operations in 1979. We reorganized our business in 1993 and incorporated Textainer Group Holdings Limited under the laws of Bermuda as a holding company of a group of corporations involved in the purchase, ownership, management, leasing and disposal of a fleet of intermodal containers. Textainer Group Holdings Limited is incorporated with an indefinite duration under registration number EC18896. Textainer Group Holdings Limited’s common shares are listed on the New York Stock Exchange (“NYSE”). Our agent in the United States is Ernest J. Furtado, Textainer Group Holdings Limited, c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, CA 94108. Textainer Group Holdings Limited’s registered office is located at 16 Par-La-Ville Road, Hamilton HM 08 Bermuda and our telephone number is (441) 296-2500.

Textainer Group Holdings Limited has two directly-owned subsidiaries:

•

Textainer Equipment Management Limited (“TEM”), our wholly-owned subsidiary incorporated in Bermuda, which provides container management, acquisition and disposal services to affiliated and unaffiliated container investors and

•

Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via a subsidiary, Textainer Marine Containers Limited (“TMCL”), in which TL and TCG Fund I, L.P. (“TCG”) currently hold voting interests of 75% and 25%, respectively.

Our internet website address is www.textainer.com. The information contained on, or that can be accessed through, our website is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

Significant Events

On January 3, 2008, we announced that we had entered the refrigerated container market. We purchased approximately $50.9 million, $45.3 million and $48.2 million of new refrigerated containers in 2010, 2009 and 2008, respectively, for our owned and managed fleet.

On April 22, 2008, we terminated TL’s then revolving credit facility and replaced this revolving credit facility with a new credit agreement with the same banks that were party to TL’s original credit facility, as well as additional banks, to provide a new revolving credit facility (the “2008 Credit Facility”) in an aggregate commitment amount of up to $205.0 million (which also includes within such amount a $50.0 million letter of credit facility). The 2008 Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the 2008 Credit Facility at December 31, 2010 was based either on the U.S. prime rate or London Inter Bank Offered Rate (“LIBOR”) plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. There is also a commitment fee of 0.20% to 0.30% on the unused portion of the 2008 Credit Facility, which is payable monthly in arrears.

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

On July 16, 2009, we completed a purchase-leaseback transaction for approximately 28,900 containers with a shipping line for $11.9 million. The total purchase price and leaseback rental rates were below market rates. The purchase price was allocated based on the fair value of the assets and liabilities acquired.

On August 1, 2009, we purchased approximately 28,700 containers that we had been managing for a large institutional investor, including related accounts receivable, due from owners, net, accounts payable and accrued expenses for a purchase price of $34.2 million.

On September 1, 2009, we entered into a trading deal with a shipping line for more than 11,000 containers. This was the tenth trading transaction with the same customer since 1996, demonstrating our ability to earn repeat business through long-term, mutually beneficial relationships with our customers. Over 4,000 and 6,100 of these containers were sold during 2010 and 2009, respectively, making a contribution to our earnings.

On June 29, 2010, we extended our secured debt facility by prepaying the Series 2000-1 Notes that comprised the secured debt facility and issuing new Series 2010-1 Notes, simultaneously increasing the aggregate commitment under this facility from $475.0 million to $750.0 million and, on March 15, 2011, we exercised an option to increase the aggregate commitment under this facility from $750.0 million to $850.0 million. The secured debt facility provides for payments of interest only during an initial two-year revolving period, with a provision for the secured debt facility to then convert to a 10-year, but not to exceed 15-year amortizing note payable. Interest on the outstanding amount due under the secured debt facility is payable monthly in arrears and equals LIBOR plus 2.75% during an initial two-year revolving period. There is also a commitment fee of 0.75% on the unused portion of the secured debt facility until December 31, 2010, which was payable monthly in arrears. After December 31, 2010, during the remainder of the two-year revolving period, the commitment fee on the unused portion of the secured debt facility will be 0.75% if total borrowings under the secured debt facility equal 50% or more of the total commitment or 1.00% if total borrowings are less than 50% of the total commitment.

On November 1, 2010, TL purchased approximately 23,400 containers that we had been managing for a large institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for a purchase price of $36.4 million.

Effective January 18, 2011, we filed a universal shelf registration statement on Form F-3 with the SEC, under which we may sell common shares, preference shares, debt securities, warrants, rights and units in one or more offerings up to a total dollar amount of $550.0 million.

Principal Capital Expenditures

Our capital expenditures for containers in our owned fleet and fixed assets for fiscal years 2010, 2009 and 2008 were $419.7 million, $144.3 million and $320.2 million, respectively. We received proceeds from the sale of containers and fixed assets for fiscal years 2010, 2009 and 2008 of $75.5 million, $58.8 million and $68.3 million, respectively. In addition, we announced on January 3, 2008 that we had entered the refrigerated container market and have since been expanding our fleet in that market.

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

Our Company

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of 1.5 million containers, representing over 2,300,000 TEU. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels (“container vessel fleet size”). We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 107,000 TEU of new containers per year for the past 10 years, and have been one of the largest buyers of new containers among container lessors over the same period. We are one of the largest sellers of used containers among container lessors, having sold more than 77,000 containers during the last year to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2010, we owned containers accounting for approximately 51% of our fleet.

•

Container Management. As of December 31, 2010, we managed containers on behalf of 16 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. We also supply leased containers to the U.S. military pursuant to a contract with the Surface Deployment and Distribution Command (“SDDC”) and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military. Total managed containers account for 49% of our fleet.

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

In 2010, we reviewed our reportable segments and determined that our previously reported Military management segment was not materially different from our Container management segment. Accordingly, we reclassified balances that were previously reported in our Military management segment into our Container management segment.

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

For 2010, we generated revenues, income from operations and income before income tax and noncontrolling interest of $303.9 million, $171.8 million and $138.3 million, respectively. For the fiscal year ended December 31, 2010, the average utilization of our owned fleet was 95.4%. As mentioned above, we operate in three reportable segments: Container ownership, Container management and Container resale. In 2010, we reviewed our reportable segments and determined that our previously reported Military management segment was not materially different from our Container management segment. Accordingly, we reclassified balances that were previously reported in our Military management segment into our Container management segment. The following tables summarize revenues, by category of activity, and income before taxes generated from each of our operating segments reconciled to our total revenues and income before taxes shown in our consolidated statements of income included in Item 18, “Financial Statements” in this Annual Report on Form 20-F for the fiscal years ended December 31, 2010, 2009 and 2008:

2010	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$234,577	$1,250	$—	$—	$—	$235,827
Management fees	—	48,028	10,086	—	(28,977)	29,137
Trading container sales proceeds	—	—	11,291	—	—	11,291
Gains on sale of containers, net	27,617	7	—	—	—	27,624

Total revenues	$262,194	$49,285	$21,377	$—	$(28,977)	$303,879

Segment income before taxes	$119,772	$15,901	$7,995	$(2,815)	$(2,596)	$138,257

2009
Lease rental income	$188,431	$1,348	$—	$—	$—	$189,779
Management fees	—	37,384	9,601	—	(21,757)	25,228
Trading container sales proceeds	—	—	11,843	—	—	11,843
Gains on sale of containers, net	12,114	(3)	—	—	—	12,111

Total revenues	$200,545	$38,729	$21,444	$—	$(21,757)	$238,961

Segment income before taxes	$95,178	$9,981	$7,993	$(2,686)	$(1,665)	$108,801

2008
Lease rental income	$194,795	$3,805	$—	$—	$—	$198,600
Management fees	—	44,643	9,113	—	(25,153)	28,603
Trading container sales proceeds	—	—	36,294	—	—	36,294
Gains on sale of containers, net	17,823	(2)	—	—	—	17,821

Total revenues	$212,618	$48,446	$45,407	$—	$(25,153)	$281,318

Segment income before taxes	$67,908	$17,598	$13,223	$(2,563)	$(3,115)	$93,051

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable operating segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the container management and container ownership segments.

Our container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from these international carriers when the containers are on lease. Substantially all of our leasing related revenues are denominated in U.S. dollars.

In the past, we have principally leased dry freight containers, which are by far the most common of the three principal types of intermodal containers. Dry freight intermodal containers are large, standardized steel boxes used to transport cargo by multiple modes of transportation, including ships, trains and trucks. We also lease refrigerated containers, which have integral refrigeration units on one end that generally plug into an outside power source and are used to transport perishable goods. Compared to traditional shipping methods, intermodal containers typically provide users with faster loading and unloading as well as some protection from weather and potential theft, thereby reducing both transportation costs and time to market for our lessees’ customers.

We primarily lease containers under four different types of leases. Term leases, which provide a customer with a specified number of containers for a specified period of time, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions, represented 72.8 % of our total on hire fleet as of

December 31, 2010. Master leases, which provide a framework of terms and conditions valid for a specified period of time, typically one year, give customers greater flexibility than is typical in term leases and represented 20.6% of our total on hire fleet as of December 31, 2010. Spot leases, which provide the customers with containers for a relatively short lease period and fixed pick-up and drop-off locations, represented 2.9% of our total on hire fleet as of December 31, 2010. Finance leases, which provide customers an alternative means for purchasing containers, represented 3.7% of our total on hire fleet as of December 31, 2010.

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

We believe that we have the ability to reposition containers that are returned in lower demand locations to higher demand locations at relatively low cost as a result of our experienced logistics team. Our large customer base of more than 400 lessees increases our ability to re-lease containers under master and other short-term lease terms. Our contract to supply leased containers to the U.S. military enables us to supply containers in their demand locations, which are often lower demand locations for our shipping line customers. Our Container Resale segment is also positioned to sell the containers and optimize their residual value in multiple markets, including lower demand locations. This “life cycle” system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become the world’s largest container lessor and led to 24 consecutive years of profits.

Industry Overview

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (“ISO”). The industry-standard measurement unit is the Twenty-Foot Equivalent Unit (“TEU”), which compares the length of a container to a standard 20’ container. For example, a 20’ container is equivalent to one TEU and a 40’ container is equivalent to two TEU. Standard dry freight containers are typically 8’ wide, come in lengths of 20’, 40’ or 45’ and are either 8’6” or 9’6” high. The three principal types of containers are described as follows:

•

Dry freight standard containers. A dry freight standard container is constructed of steel sides, roof, an end panel on one end and a set of doors on the other end, a wooden floor and a steel undercarriage. Dry freight standard containers are the least expensive and most commonly used type of container. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel. According to the latest available data, dry freight standard containers comprised approximately 85.7% of the worldwide container fleet, as measured in TEU, at mid-2009.

•

Dry freight specialized containers. Dry freight specialized containers consist of open-top and flat-rack containers. An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery. According to the latest available data, dry freight specialized containers comprised approximately 3.5% of the worldwide container fleet, as measured in TEU, at mid-2009.

•

Other containers. Other containers include refrigerated containers, tank containers, 45’ containers, pallet-wide containers and other types of containers. The two most prominent types of such containers are refrigerated containers and tank containers. A refrigerated container has an integral refrigeration unit on one end which generally plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids. According to the latest available data, other containers comprised approximately 10.8% of the worldwide container fleet, as measured in TEU, at mid-2009.

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

According to Andrew Foxcroft Container Data UK, container lessors owned approximately 42% of the total worldwide container fleet of 29.0 million TEU as of January 2011. The percentage of leased containers utilized by shipping lines ranged from 39% to 54% from 1980 through 2010 and may increase in the next few years, given limited access to credit and competing needs for capital expenditures by our customers. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing flexibility to manage the availability and location of containers;

•	increasing the shipper’s ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Chinese New Year; and

•	reducing their capital expenditures.

While international containerized trade grew rapidly and was consistently positive for the twenty-six years through 2007, there was a global financial crisis and recession during the second half of 2008, which continued through 2009. With virtually no new standard dry freight containers manufactured from the fourth quarter of 2008 through the end of 2009, we estimate that the world container fleet declined by approximately 4% in 2009 as a result of the continued retirement of older containers in the ordinary course. During this period, container manufacturers lost up to 60% of their skilled workers due to long shutdowns, and had limited production capacity in 2010. Additionally, we have observed that many shipping lines are still seeking to strengthen their respective balance sheets, and therefore may not have the required capital budget to purchase new containers in 2011. Based on industry analyst reports, we expect new container production to be approximately 3.5 million TEU in 2011, compared to approximately 2.4 million TEU in 2010, due to stronger replacement demand, vessel capacity growth of approximately 6.8% and cargo volume growth of approximately 9.7%.

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

Additionally, for most leasing companies, the percentage of containers on long-term lease has grown over the past ten years, while the percentage on master lease has declined. As of December 31, 2010, approximately 73% of our total on hire fleet was on long-term leases, compared to approximately 38% ten years ago. As a result, changes in utilization have become less volatile for most leasing companies.

According to Andrew Foxcroft Container Data UK, intermodal leasing companies, as ranked by total TEU as of January 2011, are as follows:

Company	TEU(1)
Textainer Group	2,310
Triton Container Intl.	1,770
Florens Group(2)	1,620
TAL International	1,275
GESeaCo	950
CAI-International Inc.	825
Cronos Group	660
Gold Container	530
SeaCube Container Leasing Ltd.	440
Dong Fang	415
Beacon Intermodal	265
UES International (HK)	270
Other	820

Grand Total	12,150

(1)	TEU numbers in thousands.

(2)	Includes containers leased to Cosco Container Lines.

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

•

Experienced Management Team. Our senior management has a long history in the industry. Our four most senior officers have an average of approximately 19 years of service with us and an average of 24 years in the container leasing industry. They have been through many business cycles, and understand the key drivers of the container leasing business.

•	Proprietary Information Technology Systems. We have developed proprietary IT systems that allow us to monitor container status and offer our customers a high level of service. Our systems include internet-based updates regarding container availability and booking status. We also have the ability to produce complete management reports for each portfolio of containers we own and manage.

•

Strong, Long-standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. Our top 25 customers, as measured by revenue, have leased containers from us for an average of over 25 years. Our customers include each of the world’s 20 largest shipping lines, as measured by container vessel fleet size.

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

•

Strong, Long-standing Relationships with Manufacturers. As the leasing industry’s largest buyer of new containers, averaging more than 107,000 TEU per year for the past 10 years, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to purchase containers at attractive prices and foster our ability to source containers during periods of high demand.

•

Experienced Consolidator. Over the past 23 years, we have concluded thirteen transactions involving other lessors’ container fleets or management rights over those fleets, representing approximately 1,580,000 TEU in total. This experience provides us with a competitive advantage over other lessors who are less experienced in taking over ownership or management of other container fleets. We have demonstrated the ability to efficiently identify, analyze, structure and integrate the equipment and lease portfolios of other lessors. For example, we integrated the container fleet formerly managed by Capital Intermodal, comprising 154,000 TEU, in two months. Furthermore, due to the flexibility and scalability of our infrastructure, these transactions result in significant increases in revenue without corresponding increases in expenses.

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

•

Pursue Attractive Acquisitions. We will continue to seek to identify and acquire attractive portfolios of containers, both on an owned and on a managed basis, to allow us to grow our fleet profitably. There has been significant consolidation in our industry. We believe that this trend will continue and will likely offer us opportunities for growth. We also believe that the current downturn in the world’s major economies and the constraints in the credit markets may also result in potential acquisition opportunities. As a result of renewing, amending and expanding our credit facilities, we had more than $209 million in liquidity with our credit facilities as of February 28, 2011 and available cash and maintain low leverage relative to past levels. Despite the difficulty in projecting future results in the current economic environment, we intend to actively seek accretive acquisition opportunities in the near future.

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

•

Continue to Focus on Operating Efficiency. We have a low cost structure, having brought down our fleet management cost from $0.065 per CEU per day to $0.039 per CEU per day and grown the number of CEU in our fleet per employee from 5,616 to 17,349, in each case over the last 10 years. Furthermore, we believe that we can continue to grow our fleet and therefore our revenue without a proportionate increase in our headcount, thereby spreading our operating expenses over a larger base and helping to improve our profitability.

•

Extend the Lease of In-fleet Containers. Since many shipping lines are currently finding it difficult to access debt financing, but still must utilize scarce capital to finance vessels, it is possible that they will conclude in 2011, as they did in 2010, that it will be more cost-effective to extend leases of in-fleet containers than either to buy containers at higher prices or to lease new containers.

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

Our Container Fleet

As of December 31, 2010, we operated 2,314,219 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size, when new containers become available. We purchased an average of more than 107,000 TEU per year over the past 10 years. Our ability to invest in our fleet on a consistent basis has been instrumental in our becoming the world’s largest container lessor. Our container fleet consists primarily of standard dry freight containers and we are expanding into the refrigerated container market. The containers that we lease are either owned outright by us, owned by third parties and managed by us or leased-in from third parties. The table below summarizes the composition of our fleet, in TEU, by type of containers as of December 31, 2010 (unaudited):

	Standard Dry Freight	Dry Freight Specialized	Total	Percent of Total Fleet
Managed	1,110,533	26,581	1,137,114	49.1%
Owned	1,136,005	41,100	1,177,105	50.9%

Total fleet	2,246,538	67,681	2,314,219	100.0%

The amounts in the table above did not change significantly from December 31, 2010 to the date of this Annual Report on Form 20-F.

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

Term leases

Term leases (also referred to as long-term leases) provide a customer with a specified number of containers for a specified period, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease. Such leases provide us with enhanced cash flow certainty due to their extended duration and typically carry lower per diem rates than other lease types. As of December 31, 2010, 72.8% of our total on hire fleet, as measured in TEU, was on term leases.

As of December 31, 2010, our term leases had an average remaining duration of 2.8 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, our containers typically remain on-hire at the contractual per diem rate for an average of an additional 14 months beyond the end of the contractual lease term, for leases that are not extended, due to the logistical requirements our customers face by having to return containers to specific drop-off locations.

The following are the minimum future rentals for our total fleet at December 31, 2010, due under long-term leases (in thousands):

2011	130,587
2012	101,842
2013	82,680
2014	72,307
2015 and thereafter	57,187

$444,603

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

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off port limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. A subset of master leases is our special leases, which are predominately round-trip Asia leases, allowing customers to return containers at any time but with restrictions on drop-off locations, generally in higher demand locations in Asia. As of December 31, 2010, 20.6% of our total on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2010, 2.9% of our total on hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years, usually the remainder of the container’s useful life in marine services, and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under term leases. Finance leases require the container lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct finance and sales-type leases” on our balance sheet. As of December 31, 2010, approximately 3.7% of our total on hire fleet, as measured in TEU, was on finance leases with an average remaining term of 2.3 years.

Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2010, DPP revenue was 2.7% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that would cover loss of revenue as a result of default under all of our leases, as well as the recovery cost or replacement value of all of our containers.

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

Depot Management

As of December 31, 2010, we managed our container fleet through more than 330 independent container depot facilities in more than 160 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot contracts and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We also supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2010, a large majority of our off-lease inventory was located at depots that are able to report notice of container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

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

Management Services

As of December 31, 2010, we owned approximately 51% of the containers in our fleet, and managed the rest, equaling 1,137,114 TEU, on behalf of 16 affiliated and unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our IT systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1 to 2% of the purchase price; daily management fees of 8 to 13% of net operating income; and disposal fees of 10% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $29.1 million, $25.2 million and $28.6 million for the years 2010, 2009 and 2008, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine services of the containers subject to the agreement.

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

The SDDC is the only lessee for which we are required, under the SDDC contract, to provide all containers that they request. In the event that containers are not available within our fleet, we fulfill our obligations under the SDDC contract by purchasing new or used containers or subleasing containers and equipment from other leasing companies. This contract also allows the U.S. military to return containers in many locations throughout the world. Since the inception of the SDDC contract, we have delivered or transitioned more than 138,000 containers and chassis to the U.S. military, of which approximately 84,000 containers have been returned. In addition, over 47,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated value for each such container. The SDDC contract was awarded with a one-year base period, with four one-year extension options, and with a potential for up to five additional one-year “award terms,” which award terms were considered and awarded based on an annual performance review and confirmation. We have been informed that we have been awarded our fifth SDDC contract extension, at this stage extending the term until June 23, 2013. We also received an “Exceptional” rating with a score of 94.3% for our performance under the SDDC contract for 2010 (the last period reviewed), pursuant to the annual performance review required there under. Due to these high evaluations, the total contract period under the SDDC contract has been extended for the full ten years.

Resale of Containers

Our Container resale segment sells containers from our fleet, at the end of their useful lives in marine service, typically about 12 years, or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a global team of 21 container sales and operations specialists in five offices globally that manage the sale process for these used containers as of December 31, 2010. Our Container resale segment is one of the largest sellers of used containers among container lessors, selling more than 77,000 containers during 2010 to more than 1,100 customers. Our Container resale segment has become a significant profit center for us. From 2006 through 2009, this division has generated $46.0 million in income before taxes, including $8.0 million in fiscal year 2010. We generally sell to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

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

During 2006 through 2010, we recovered, on average, 65.5% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, all recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 1.3% of our lease rental income over such period, and we believe that our receivables and days outstanding are low for the container leasing industry.

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

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2010, our global sales and customer service group consisted of approximately 71 people, with 16 in North America, 36 in Asia and Australia, 14 in Europe and 5 in Africa.

Customers

We believe that our staff, organization and long presence in the business has resulted in very strong relationships with our shipping line customers. Our top 25 customers, as measured by lease billings, have leased containers from us for an average of over 25 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 4.0. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. We had one customer that individually accounted for 10.8%, 12.5% and 10.5% of our owned lease billings in 2010, 2009 and 2008, respectively. Our top 25 customers include 20 of the 25 largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to more than 400 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. military. Our five largest customers accounted for approximately 32.3% of our total owned and managed fleet’s 2010 lease billings. Our top five customers by lease billings in 2010 were CMA-CGM, Mediterranean Shipping, Hapag-Lloyd AG, A.P. Møller—MAERSK A/S and Mitsui O.S.K. Lines. Our largest customer is CMA-CGM, representing approximately 11.1% of our total owned and managed fleet’s 2010 lease billings. For the fiscal years ended December 31, 2010, 2009 and 2008, lease billings from our 25 largest container lessees by lease billings represented 76.7%, 74.8% and 75.9% of our total owned and managed fleet’s container leasing billings, respectively, with lease billings from our single largest container lessees accounting for $52.7 million, $51.4 million and $44.7 million or 11.1%, 12.1% and 9.8% of our total owned and managed fleet’s container lease billings during the respective periods. A default by any of these major customers could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

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

In addition, our systems allow our business partners to conduct certain business with us through our website, www.textainer.com. These systems allow customers to check our container inventories, review design specifications, request bookings for container pick-ups and review and approve repair bills. Our website also allows depots to download recent statements for self-billing activity and to check the status of containers.

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

Competition

According to the latest available data, the top ten container leasing companies control approximately 89%, and the top five container leasing companies control approximately 65%, of the total equipment held by all container lessors. According to this data, we are the world’s largest lessor of intermodal containers based on fleet size and we manage approximately 19% of the equipment held by all container leasing companies. The customers for leased containers are primarily international shipping lines.

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

We may also be affected by legal or regulatory responses to potential global climate change. Please see Item 3, “Key Information—Risk Factors—We may also be affected by potential global climate change or by legal, regulatory or market responses to such potential change.”

C.	Organizational Structure

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for TMCL. TMCL, a joint venture involving TL and TCG Fund I, L.P. (“TCG”). As of December 31, 2010, TL held an 84.4% economic ownership interest and TCG held a 15.6% economic ownership interest in TMCL. TL also holds 75% of the voting rights and TCG holds 25% of the voting rights of TMCL.

Our principal shareholder, Halco Holdings Inc. (“Halco”), is owned by a discretionary trust with an independent trustee. Trencor Limited and certain of its affiliates are the sole discretionary beneficiaries of this trust. Halco, which owned approximately 61.6% of our outstanding share capital as of December 31, 2010, is a wholly-owned subsidiary of the Halco Trust. Trencor is a South African container public company, listed on the JSE in Johannesburg, South Africa. Trencor’s origins date from 1929, and it currently has businesses owning, leasing and managing marine cargo containers and finance related activities. As of December 31, 2010, Mobile Industries Limited (“Mobile Industries”), a holding company listed on the JSE, owned a 46.2% interest of Trencor, and various trusts of which our directors Neil I. Jowell and Cecil Jowell are some of the beneficiaries that had a significant percentage in Mobile Industries with Neil and Cecil Jowell being directors of that company.

Since December 31, 2010, Mobile Industries has distributed its 46.2% shareholder interest in Trencor to Mobile Industries’ own shareholders, and Trencor has repurchased from the aforementioned trusts approximately 50% of the Trencor shares received by the trusts pursuant to this distribution.

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

As of December 31, 2010, our employees were located in 13 regional and area offices in 12 different countries. We have two offices in the U.S., including our administrative office in San Francisco, California and another office in Hackensack, New Jersey. We have 11 offices outside the U.S. in New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Kelang, Malaysia; Hong Kong, and Shanghai, China. We lease our office space in the U.S., United Kingdom and Singapore. The lease for our San Francisco office expires in December 2016, the lease for our Hackensack, New Jersey office expires in April 2012, the lease for our New Malden, United Kingdom office expires in December 2019 and our lease for our Singapore office expires in December 2012. In addition, we have agents who represent us in India, Pakistan, Sri Lanka, Thailand, and Vietnam. We also maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated.

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

Executive Summary

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 1.5 million containers, representing over 2.3 million TEU. We had record results in 2010, which demonstrates management’s continued successful execution of its growth strategy and further strengthened our industry leading position. Specifically, in 2010, we (i) grew our owned and managed fleet with the acquisition of 214,000 TEU of new containers delivered in 2010, representing a total of $503.7 million in capital expenditures, the highest in Textainer’s history, (ii) benefited from a worldwide shortage of containers, which resulted in a historically high average utilization rate of 95.4% for 2010, (iii) extended the term and increased the size of our securitization facility of our principal asset-owning subsidiary, Textainer Marine Containers Limited (“TMCL”), to a total revolving commitment of $750.0 million from $475.0 million for a two-year revolving period, (iv) purchased 40,000 TEU of used containers that we previously managed, resulting in a transaction that was immediately accretive to earnings and (v) increased the owned portion of our total fleet to 50.9% as of December 31, 2010 from 45.4% as of December 31, 2009. With 76.5% of our fleet committed to long-term and finance leases, we expect to be able to provide our shareholders with a sizeable contracted revenue stream. We also intend to utilize our considerable financial flexibility, including nearly $1 billion in total credit facilities with current liquidity of over $209 million as of February 28, 2011, to capitalize on future growth opportunities that further expand our earnings power in 2011. Refer to “2011 Outlook” below for further discussion.

Our business comprises three reportable segments for financial reporting purposes: Container Ownership, Container Management and Container Resale. Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

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

2011 Outlook

Industry

Nomura International is forecasting that new container production will be approximately 3.5 million TEU in 2011, compared to approximately 2.4 million TEU in 2010, due to stronger replacement demand and, as forecasted by Clarkson Industry Research Services, vessel capacity growth of approximately 6.8% and cargo volume growth of approximately 9.7% in 2011. In 2010, the container leasing industry purchased about two-thirds of all new container production as shipping lines were capital constrained. We expect the leasing sector to be major purchasers and suppliers of new containers again in 2011 as shipping lines continue to rely on leasing companies, such as Textainer, to meet their requirements for new containers. As a result of these positive trends, we expect utilization to remain in the high 90% range and the resale market for used containers to remain strong during 2011.

Strategic Focus

In a record year of new container purchases in 2010, we acquired 214,000 TEU of owned and managed containers at a cost of $503.7 million. Consistent with our strategy to increase the percentage of our owned fleet, approximately 90% of the new containers delivered in 2010 are owned by Textainer. Additionally, we purchased containers totaling 40,000 TEU that we had previously managed. Currently, our owned containers comprise 50.9% of Textainer’s total fleet as compared to 45.4% as of December 31, 2009. We generally earn significantly more income per TEU from containers that we own than from containers that we manage.

With the extension of the term of the securitization facility of TMCL by two years and the increase in its size to a total revolving commitment of $750.0 million from $475.0 million in the second quarter of 2010 and TMCL’s exercise of an option to increase the size of its securitization facility to a total revolving commitment of $850.0 million from $750.0 million on March 15, 2011, combined with a low debt-to-equity ratio of 1.3:1, we are in a strong position to continue to execute our growth strategy. We expect our capital expenditures for new container purchases in 2011 to be considerably higher than in 2010 as we seek to take full advantage of attractive market opportunities. We will also continue to pursue acquisitions that are accretive to earnings.

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

Utilization is a key performance indicator that demonstrates how much of our equipment is on lease at a point in time or over a period of time. We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease. Prior to 2007, we calculated containers available for lease to include all containers in our fleet. Utilization in this Annual Report on Form 20-F for 2006 is calculated in this manner. Starting in 2007, to conform to the method used by most of our competitors, we began calculating containers available for lease by excluding containers that have been manufactured for us but have not been delivered yet to a lessee and containers designated as held-for-sale units. This change in the method of calculating utilization causes our utilization rate to appear higher than under the former methodology, but has no effect on the amount of lease rental income earned. Our utilization is primarily a function of our current lease structure, overall level of container demand, the location of our available containers and prevailing lease terms by location. The location of available containers is critical because containers available in high-demand locations are more readily leased and are typically leased on more favorable terms than containers available in low-demand locations.

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

Our leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. We also offer a DPP pursuant to which the lessee pays a fee over the term of the lease (per diem) in exchange for not being charged for certain damages at the end of the lease term. This revenue is recognized as earned over the term of the lease. We do not recognize revenue and related expense over the lease term for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended.

Cost of Trading Containers Sold. We buy used containers for resale, primarily from shipping lines. Cost of trading containers sold represents the cost of these containers and is recognized as an expense at the time the containers are sold.

Depreciation Expense. We depreciate our containers on a straight-line basis over a period of 12 years to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimate accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning in the third quarters of 2008 and 2006, depreciation of our existing owned fleet decreased as a result of an increase in our estimate of the residual values of our containers. However, this decrease was partially offset in subsequent fiscal years as a result of an increase in the size of our owned fleet in subsequent periods.

Amortization Expense. Amortization expense represents the amortization of the price paid for the rights to manage the container fleets of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (collectively “Capital Intermodal”); Amphibious Container Leasing Limited (“Amficon”); Capital Lease Limited, Hong Kong (“Capital”) and Gateway Management Services Limited (“Gateway”). The purchase prices are being amortized over the expected useful lives of the contracts on a pro-rata basis to the expected management fees.

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

A.	Operating Results

Comparison of the Years Ended December 31, 2010, 2009 and 2008

The following table summarizes our total revenues for the years ended December 31, 2010, 2009 and 2008 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2010	2009	2008	2010 and 2009	2009 and 2008
	(Dollars in thousands)
Lease rental income	$235,827	$189,779	$198,600	24.3%	(4.4%)
Management fees	29,137	25,228	28,603	15.5%	(11.8%)
Trading container sales proceeds	11,291	11,843	36,294	(4.7%)	(67.4%)
Gains on sale of containers, net	27,624	12,111	17,821	128.1%	(32.0%)

Total revenues	$303,879	$238,961	$281,318	27.2%	(15.1%)

Lease rental income increased $46,048 (24.3%) from 2009 to 2010. This increase was due to a 16.6% increase in fleet size, a 9.6 percentage point increase in utilization and a 2.2% increase in per diem rental rates, partially offset by a $3,387 decrease in finance lease income and a $2,018 decrease in geography income (drop-off charges and pick-up charges and credits). Lease rental income decreased $8,821 (-4.4%) from 2008 to 2009. This decrease was due to a 8.8 percentage point decrease in utilization, a 3.4% decrease in per diem rental rates and a $2,456 decrease in military sublease income, partially offset by a 8.8% increase in fleet size, a $4,191 increase in finance lease income, a $831 increase in DPP income and a $600 increase in geography income.

Management fees increased $3,909 (15.5%) from 2009 to 2010 primarily due to a $2,087 increase due to higher fleet performance, $1,898 in additional fees earned from managing Amficon and Capital Intermodal for a full year in 2010 and a $1,006 increase as a result of higher acquisition fees due to higher container purchases, partially offset by a $1,019 decrease due to a 6.7% decrease in the size of the fleets managed for container investors other than Amficon and Capital Intermodal. Management fees decreased $3,375 (-11.8%) from 2008 to 2009 primarily due to a $4,853 decrease due to lower fleet performance, a $981 decrease due to a 4.6% decrease in the size of the fleets managed for container investors other than Amficon and Capital Intermodal and a $397 decrease as a result of lower acquisition fees due to fewer container purchases, partially offset by $3,150 in additional fees earned from managing the Amficon and Capital Intermodal fleets.

Trading container sales proceeds decreased $552 (-4.7%) from 2009 to 2010. $2,167 of this decrease was due to a 19.8% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and $450 of this decrease was due to a 263 unit decrease in the number of subleased containers unaccounted for that the U.S. military leased from us and paid a stipulated value for each container per the terms of our Surface Deployment and Distribution Command (“SDDC”) contract with them, partially offset by a $2,065 increase due to an increase in average proceeds of $277 per unit. Trading container sales proceeds decreased $24,451 (-67.4%) from 2008 to 2009. $19,471 of this decrease was due to a 56.9% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell, $3,835 of this decrease was due to a decrease in average proceeds of $412 per unit and $1,145 of this decrease was due to a 887 unit decrease in the number of subleased containers unaccounted for that the U.S. military leased from us and paid a stipulated value for each container per the terms of our SDDC contract with them.

Gains on sale of containers, net, increased $15,513 (128.1%) from 2009 to 2010. $17,216 of this increase was due to an increase of $465 in average sales proceed per unit, partially offset by a $1,411 decrease due to a 12.4% decrease in the number of containers sold. Gains on sale of containers, net, decreased $5,710 (-32.0%) from 2008 to 2009. $10,561 of this decrease was due to a decrease of $250 in average sales proceed per unit and $1,413 of this decrease was due to a 3,764 unit decrease in the number of owned containers unaccounted for that the U.S. military leased from us and paid a stipulated value for each container per the terms of our SDDC contract with them, partially offset by a $6,264 increase due to a 40% increase in the number of containers sold.

The following table summarizes our total operating expenses for the years ended December 31, 2010, 2009 and 2008 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2010	2009	2008	2010 and 2009	2009 and 2008
	(Dollars in thousands)
Direct container expense	$25,542	$39,062	$25,709	(34.6%)	51.9%
Cost of trading containers sold	9,046	9,721	28,581	(6.9%)	(66.0%)
Depreciation expense	58,972	48,473	48,900	21.7%	(0.9%)
Amortization expense	6,544	7,080	6,979	(7.6%)	1.4%
General and administrative expense	21,670	20,304	20,991	6.7%	(3.3%)
Short-term incentive compensation expense	4,805	2,924	4,257	64.3%	(31.3%)
Long-term incentive compensation expense	5,318	3,575	3,148	48.8%	13.6%
Bad debt expense, net	145	3,304	3,663	(95.6%)	(9.8%)

Total operating expenses	$132,042	$134,443	$142,228	(1.8%)	(5.5%)

Direct container expense decreased $13,520 (-34.6%) from 2009 to 2010 primarily due to an increase in utilization. From 2009 to 2010, storage expense decreased $11,390, DPP repair expense decreased $1,398 and repositioning expense decreased $1,288. Direct container expense increased $13,353 (51.9%) from 2008 to 2009 primarily due to a decrease in utilization. From 2008 to 2009, storage expense increased $12,535, maintenance expense increased $827, handling expense increased $753 and repositioning expense increased $618, partially offset by a $1,340 decrease in military sublease expense.

Cost of trading containers sold decreased $675 (-6.9%) from 2009 to 2010. $1,767 of this decrease was due to a 19.8% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and $381 of this decrease was due to a 263 unit decrease in the number of subleased containers unaccounted for that the U.S. military leased from us and paid a stipulated value for each container per the terms of our SDDC contract with them, partially offset by a $1,473 increase due to a 20.6% increase in the average cost per unit of sold containers. Cost of trading containers sold decreased $18,860 (-66.0%) from 2008 to 2009. $15,128 of this decrease was due to a 56.9% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell, $2,561 of this decrease was due to a 22.3% decrease in the average cost per unit of sold containers and $1,171 of this decrease was due to a 887 unit decrease in the number of subleased containers unaccounted for that the U.S. military leased from us and paid a stipulated value for each container per the terms of our SDDC contract with them.

Depreciation expense increased $10,499 (21.7%) from 2009 to 2010 primarily due to an increase in fleet size. Depreciation expense decreased $427 (-0.9%) from 2008 to 2009. $6,173 of this decrease was due to an increase in estimated future residual values used in the calculation of depreciation expense in July 2008, partially offset by a $4,411 increase due to an increase in fleet size and a $1,427 increase in impairments to write down the value of certain containers identified for sale to their estimated fair value.

Amortization expense was $6,544, $7,080 and $6,979 in 2010, 2009 and 2008, respectively. This expense represents the amortization of the amounts paid to acquire the rights to manage the Amficon, Capital Intermodal, Capital and Gateway fleets.

General and administrative expense increased $1,366 (6.7%) from 2009 to 2010 primarily due to a $672 increase in compensation costs and a $552 increase in professional fees. General and administrative expense decreased $687 (-3.3%) from 2008 to 2009 primarily due to a $383 decrease in travel costs, a $190 decrease due to inspection costs and a $99 decrease in insurance expense.

Short-term incentive compensation expense increased $1,881 (64.3%) from 2009 to 2010 due to a higher expected incentive compensation award for fiscal 2010 compared to fiscal year 2009. Short-term incentive compensation expense decreased $1,333 (-31.3%) from 2008 to 2009 due to a lower incentive compensation award for fiscal 2009 compared to fiscal year 2008.

Long-term incentive compensation expense increased $1,743 (48.8%) from 2009 to 2010 due to share options and restricted share units that were granted under the 2007 Share Incentive Plan in November 2009 and 2010. Long-term incentive compensation expense increased $427 (13.6%) from 2008 to 2009 due to share options and restricted share units that were granted under the 2007 Share Incentive Plan in November 2008 and 2009.

Bad debt expense, net, decreased $3,159 (-95.6%) from 2009 to 2010 primarily due to collections on accounts during 2010 that had previously been included in the allowance for doubtful accounts and management’s assessment that the financial condition of the Company’s lessees and their ability to make required payments have improved since 2009. Bad debt expense, net, decreased $359 (-9.8%) from 2008 to 2009 primarily due to collections on accounts during 2009 that had previously been included in the allowance for doubtful accounts and management’s assessment that the financial condition of the Company’s lessees and their ability to make required payments have improved since 2008.

The following table summarizes other income (expenses) for the years ended December 31, 2010, 2009 and 2008 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2010	2009	2008	2010 and 2009	2009 and 2008
	(Dollars in thousands)
Interest expense	$(18,151)	$(11,750)	$(26,227)	54.5%	(55.2%)
Gain on early extinguishment of debt	—	19,398	—	N/A	N/A
Interest income	27	61	1,482	(55.7%)	(95.9%)
Realized losses on interest rate swaps and caps, net	(9,844)	(14,608)	(5,986)	(32.6%)	144.0%
Unrealized (losses) gains on interest rate swaps, net	(4,021)	11,147	(15,105)	(136.1%)	(173.8%)
Other, net	(1,591)	35	(203)	(4645.7%)	(117.2%)

Net other (expense) income	$(33,580)	$4,283	$(46,039)	(884.0%)	(109.3%)

Interest expense increased $6,401 (54.5%) from 2009 to 2010. $5,800 of this increase was due to an increase in average variable interest rates on debt of 0.82 percentage points and $601 of this increase was due to an increase in average debt balances of $34,585. Interest expense decreased $14,477 (-55.2%) from 2008 to 2009. $16,364 of this decrease was due to a decrease in average variable interest rates on debt of 2.42 points, partially offset by an increase of $1,887 due to an increase in average debt balances of $45,428.

During the first half of 2009, we repurchased $65,000 in original face amount, or $39,917 in outstanding principal amount, of our 2005-1 Bonds for $20,234 and recorded a gain on early extinguishment of debt of $19,398, net of the write-off of deferred debt financing costs of $285.

Interest income was relatively flat in 2010 compared to 2009. Interest income decreased $1,421 (-95.9%) from 2008 to 2009. $1,130 of this decrease was due to a decrease in average interest rates of 1.55 percentage points and $291 of this decrease was due to a decrease in average cash balances of $17,669.

Realized losses on interest rate swaps and caps, net decreased $4,764 (-32.6%) from 2009 to 2010. $3,716 of this decrease was due to a decrease in average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 1.02 percentage points and $1,048 of this decrease was due to a decrease in average interest rate swap notional amounts of $28,271. Realized losses on interest rate swaps and caps, net increased $8,622 (144.0%) from 2008 to 2009. $8,381 of this increase was due to an increase in average net differential settlement between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 2.13 percentage points and an increase of $241 due to an increase in average interest rate swap notional amounts of $15,246.

Unrealized (losses) gains on interest rate swaps, net changed from a net gain of $11,147 in 2009 to a net loss of $4,021 in 2010 due to an decrease in the net fair value liability of interest rate swap agreements held in 2009 compared to an increase in the net fair value liability of interest rate swap agreements held in 2010 resulting from a decrease in long-term interest rates during 2010 compared to an increase in long-term interest rates during 2009. Unrealized gains (losses) on interest rate swaps, net changed from a net loss of $15,105 in 2008 to a net gain of $11,147 in 2009 due to an increase in the net fair value liability of interest rate swap agreements held in 2008 compared to a decrease in the net fair value liability of interest rate swap agreements held in 2009 resulting from an increase in long-term interest rates during 2009 compared to a decrease in long-term interest rates during 2008.

Other, net changed from a gain of $35 in 2009 to an expense of $1,591 in 2010 primarily due to a $1,154 increase in structuring fees paid by TMCL for container purchases and the recognition of a $384 gain in 2009 for the Company’s share of proceeds from the sale of Trencor’s South African container manufacturing plant.

The following table summarizes income tax expense (benefit) and net income attributable to the noncontrolling interest for the years ended December 31, 2010, 2009 and 2008 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2010	2009	2008	2010 and 2009	2009 and 2008
	(Dollars in thousands)
Income tax expense (benefit)	$4,493	$3,471	$(871)	29.4%	(498.5%)
Net income attributable to the noncontrolling interest	$13,733	$14,554	$8,681	(5.6%)	67.7%

Income tax expense increased $1,022 (29.4%) from 2009 to 2010. $3,799 of this increase was due to a higher effective tax rate and $2,212 of this increase was due to a higher level of income before tax and noncontrolling interest, partially offset by a reduction in unrecognized tax benefits and related interest accruals. The 2007 and 2008 tax returns for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited (“TEMUS”) were examined by the U.S. Internal Revenue Service (the “IRS”). In May 2010, the Company received notification from the IRS that they had completed their examination and made only minor changes to the amounts of tax reported. As a result, income tax expense for the fiscal year ended 2010 reflects a decrease of $2,259 related to the Company’s reduction of unrecognized tax benefits. In addition, income tax expense for the fiscal year ended 2010 also reflects a decrease of $2,275 due to the lapsing of the statute of limitations and a decrease of $455 due to the reduction in interest accruals on liabilities for unrecognized tax benefits. Income tax expense (benefit) changed from an income tax benefit of $871 in 2008 to income tax expense of $3,471 in 2009. The 2004 United States tax return for TEMUS and the 2004 and 2005 United States tax returns for TGH’s subsidiary Textainer Limited (“TL”) were examined by the IRS. In May 2008, the Company received notification from the IRS that they had completed their examination and made no changes to the amounts of tax reported. As a result, income tax benefit for the fiscal year ended 2008 reflects a benefit of $4,191 related to the Company’s reduction of unrecognized tax benefits and a decrease of $289 due to the reduction in interest accruals on liabilities for unrecognized tax benefits. In addition, $473 of the change from 2008 to 2009 was due to a lower effective tax rate, partially offset by a $610 increase due to a higher level of income before tax and noncontrolling interest.

Net income attributable to the noncontrolling interest decreased $821 (-5.6%) from 2009 to 2010 due to a lower level of net income generated by TMCL. Net income attributable to the noncontrolling interest increased $5,873 (67.7%) from 2008 to 2009 due to a higher level of net income generated by TMCL. See Item 4, “Information on the Company—History and Development of the Company.”

Segment Information

The following table summarizes our income before taxes attributable to each of our business segments for the years ended December 31, 2010 and 2009 and 2008 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2010	2009	2008	2010 and 2009	2009 and 2008
	(Dollars in thousands)
Container ownership	$119,772	$95,178	$67,908	25.8%	40.2%
Container management	$15,901	$9,981	$17,598	59.3%	(43.3%)
Container resale	$7,995	$7,993	$13,223	0.0%	(39.6%)

Income before taxes attributable to the container ownership segment increased $24,594 (25.8%) from 2009 to 2010. This increase primarily consisted of a $46,146 increase in lease rental income, a $15,503 increase in gain on sale of containers, net, a $8,384 decrease in direct container expense, a $4,764 decrease in realized losses on interest rate swaps and caps, net and a $3,178 decrease in bad debt expense, net, partially offset by a $19,398 gain from early extinguishment of debt recorded for the year ended December 31, 2009, a change in unrealized (losses) gains on interest rate swaps, net from net gains of $11,147 in 2009 to net losses of $4,021 in 2010, a $10,802 increase in depreciation expense, a $6,401 increase in interest expense and a $1,154 increase in structuring fees paid by TMCL for container purchases.

Income before taxes attributable to the container ownership segment increased $27,270 (40.2%) from 2008 to 2009. This increase consisted of a change in unrealized gains (losses) on interest rate swaps, net from a net loss of $15,105 in 2008 to a net gain of $11,147 in 2009, a $19,398 gain on early extinguishment of debt and a $14,477 decrease in interest expense, partially offset by a $12,574 increase in direct container expense, a $8,622 increase in realized losses on interest rate swaps and caps, net, a $6,364 decrease in lease rental income and a $5,709 decrease in gain on sale of containers, net.

Income before taxes attributable to the container management segment increased $5,920 (59.3%) from 2009 to 2010 primarily due to a $10,644 increase in management fees, partially offset by a $1,703 increase in short-term incentive compensation expense, a $1,581 increase in long-term incentive compensation expense and a $1,121 increase in overhead expense.

Income before taxes attributable to the container management segment decreased $7,617 (-43.3%) from 2008 to 2009 primarily due to a $7,259 decrease in management fees, a $1,114 decrease in sublease income and a $736 decrease in interest income, partially offset by a $1,333 decrease in short-term incentive compensation expense.

Income before taxes attributable to the container resale segment was relatively flat for the fiscal year ended December 31, 2010 compared to the fiscal year ended 2009 due to an increase in sales commissions primarily due to an increase in average managed container sales prices, partially offset by an increase in overhead expenses.

Income before taxes attributable to the container resale segment decreased $5,230 (-39.6%) from 2008 to 2009. This decrease consisted of a $5,914 decrease in gains on container trading, net due to both a lower volume of container sales and a decrease in average gross margin of $139 per unit, partially offset by a $488 increase in sales commissions primarily due to a higher volume of managed container sales partially offset by a decrease in average managed container sales prices and a $196 decrease in overhead expenses.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 66% of our direct container expenses in 2010 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In 2010, our non-U.S. dollar operating expenses were spread among 18 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

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

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. Prior to July 1, 2008, we estimated that standard dry freight containers, which represent most of the containers in our fleet, have a useful life of 12 years and had residual values of $850 for a 20’, $950 for a 40’ and $1,000 for a 40’ high cube. Beginning July 1, 2008, we changed our residual value estimates to $950 for a 20’, $1,100 for a 40’ and $1,200 for a 40’ high cube. Our change in residual value estimates was based on recent sales history and current market conditions for the sale of used containers, which we believe is currently the best indicator of the residual value we will realize. The effect of these changes has been and will continue to be a reduction in both depreciation expense and gains on sales of containers, net, as compared to what would have been reported using the previous estimates. We continue to estimate a container’s “useful life” in marine service to be 12 years from the first lease out date after manufacture.

If market conditions in the future warrant a further change of our estimates of the useful lives or residual values of our containers, we may be required to again recognize increased or decreased depreciation expense. A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income.

Impairment. On a quarterly basis we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. This evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type and year of manufacture. Any such impairment would be expensed in our results of operations. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Were there to be a triggering event that may indicate impairment, undiscounted future cash flows would be compared to the book values of the corresponding asset group. Estimated undiscounted cash flows would be based on historical lease operating revenue and expenses and historical residual values, adjusted to reflect current market conditions. The Company has never recorded an impairment for any container while classified as held for use, see below for discussion of Containers Held for Sale. If impairment were to exist, the containers would be written down to their fair value. This fair value would then become the containers’ new cost basis and would be depreciated over their remaining useful life in marine services to their estimated residual values. Any impairment charge would result in decreased net income.

Containers Held for Sale. We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Containers held for sale are evaluated for impairment on a quarterly basis based on sale prices for similar types of equipment in the locations in which the containers are stored. Any write-down of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are designated as held for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income.

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

During 2006 through 2010, we recovered, on average, 65.5% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, all recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 1.3% of our lease rental income over such period, and we believe that our receivables and days outstanding are low for the container leasing industry.

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

In certain situations, a taxing authority may challenge positions adopted in our income tax filings. For transactions that we believe may be challenged, we may apply a different tax treatment for financial reporting purposes. We account for income tax positions by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. Should an audit by a taxing authority result in settlement for an amount greater than the amount we have reserved, we will incur additional tax expense and reduced net income.

Recent Accounting Pronouncements

The FASB issued ASU 2009-13 Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, which formally codifies the FASB’s ratification in September 2009 of Emerging Issues Task Force (“EITF”) Issue No. 08-1, Revenue Arrangements with Multiple Deliverables. ASU 2009-13 updates the current guidance pertaining to multiple-element revenue arrangements included in the FASB’s ASC Topic 605-25 Revenue Recognition—Multiple-Element Arrangements, which originated primarily from EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. ASU 2009-13 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company does not believe that the adoption of ASU 2009-13 will have a material impact on its consolidated financial position, results of operations or cash flows on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. ASU 2010-06 provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for level 3 activity on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Accordingly, the Company adopted ASU 2010-6, with the exception of the reconciliation requirements for level 3 activity, on January 1, 2010, which had no impact on the Company’s consolidated financial position, results of operations or cash flows. The Company does not believe that the adoption of the reconciliation requirements of ASU 2010-6 for level 3 activity will have a material impact on its consolidated financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2020-10, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (Topic 310) (“ASU 2010-20”). The main objective of ASU 2010-20 is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. Currently, a high threshold for recognition of credit impairments impedes timely recognition of losses. ASU 2010-20 was effective for interim and annual reporting periods ending on or after December 15, 2010 for disclosures as of the end of a reporting period and will be effective for interim and annual reporting periods beginning on or after December 15, 2010 for disclosures about activity that occurs during a reporting period. Accordingly, the Company adopted the disclosures required by ASU 2010-20 at the end of a reporting period as of December 31, 2010. The Company does not believe the adoption of disclosures required by ASU 2010-20 for activity that occurs during a reporting period will have a material effect on its consolidated financial position, results of operations or cash flows.

B.	Liquidity and Capital Resources

As of December 31, 2010, we had cash and cash equivalents of $57,081. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL (the “Secured Debt Facility”) and (4) borrowings under the revolving credit facility extended to one of our subsidiaries, TL (the “2008 Credit Facility”). As of December 31, 2010, we had the following outstanding borrowings and borrowing capacities under the 2008 Credit Facility, the Secured Debt Facility and the variable rate amortizing bonds (the “2005-1 Bonds”) by one of our subsidiaries, TMCL (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
2008 Credit Facility	$104,000	$101,000	$205,000	$104,000	$36,757	$140,757
Secured Debt Facility	558,500	191,500	750,000	558,500	146,122	704,622
2005-1 Bonds	227,458	—	227,458	227,458	—	227,458

Total	$889,958	$292,500	$1,182,458	$889,958	$182,879	$1,072,837

We have typically funded a significant portion of the purchase price of new containers through borrowings under our 2008 Credit Facility and our Secured Debt Facility and intend to continue to do so in the future. In 2001 and again in 2005, at such time as the Secured Debt Facility reached an appropriate size, the facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the Secured Debt Facility nears its maximum size. This timing will depend on our level of future purchases of containers.

Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses related to our purchasing of containers, interest on our debt obligations or other contingencies discussed in Note 12 “Commitments and Contingencies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F, which may place demands on our short-term liquidity.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares. Our board of directors takes a fresh view every quarter, taking into consideration our cash needs for opportunities that may be available to us, and sets our dividend accordingly. TL’s 2008 Credit Facility also prohibits us from paying dividends in excess of 70% of our annual net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net.

The disruption in the credit market in 2008 and 2009 had a significant adverse impact on a number of financial institutions. To date, our liquidity has not been impacted by the current credit environment. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact to the Company of any further disruptions in the credit environment.

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

Under the terms of the 2008 Credit Facility, the total outstanding principal amount available to be drawn there under is calculated pursuant to a formula based on a percentage of the net book value of our containers and our outstanding debt with respect thereto. Any outstanding letter of credit not cash collateralized will reduce the amount available in the form of cash borrowings under the 2008 Credit Facility. The 2008 Credit Facility provided an additional amount available, as limited by the Company’s borrowing base, in the amount of $36,757 as of December 31, 2010.

The 2008 Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition the 2008 Credit Facility contains certain restrictive financial covenants on TL and TGH. The credit facility covenants require TGH to maintain (1) a minimum consolidated tangible net worth of $268,068, plus 30% of consolidated net income after December 31, 2007, plus 100% of the increase in net worth resulting from the sale of any equity interests in TGH or any subsidiary thereof; (2) a consolidated leverage ratio of 3.50 to 1.00 or less; and (3) a minimum consolidated debt service ratio of 1.10 to 1.00. The credit facility covenants also require TL to maintain (1) a consolidated leverage ratio of 3.50 to 1.00 or less and (2) a minimum consolidated interest coverage ratio of 1.35 to 1.00. We were in compliance with all such covenants at December 31, 2010.

Interest on the borrowings under the 2008 Credit Facility at December 31, 2010 was based on either the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%. As of December 31, 2010, $104,000 was outstanding under the 2008 Credit Facility.

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

Events of default under the 2008 Credit Agreement include, among others:

•	a default in required payment by TL or TGH on any indebtedness or guarantee in excess of $15,000 (other than the 2008 Credit Facility and interest rate swap agreements);

•	a material adverse change of the company;

•	unsatisfied judgments against us that could result in a material adverse change or that equal at least $15,000 to the extent not subject to a policy of insurance;

•	failure of any of the security documents or a default under the guaranty;

•	early termination of interest rate swap agreements by TGH or any of its subsidiaries or counterparties with a termination value owed by TGH or any of its subsidiaries in excess of $5,000; and

•	the occurrence of certain Employee Retirement Income Security Act (“ERISA”) events.

Secured Debt Facility. TMCL has a securitization facility pursuant to which it has issued Floating Rate Asset Backed Notes, Series 2010-1 (“2010-1 Notes”) with a total commitment of $750,000 pursuant to the Third Amended and Restated Series 2010-1 Supplement, dated as of June 29, 2010 (the “2010-1 Supplement”), to its Second Amended and Restated Indenture, dated as of May 26, 2005 (as amended as of June 3, 2005, June 8, 2006, July 2, 2008 and June 29, 2010, the “Indenture”). Our primary ongoing container financing requirements are funded by commitments under the Secured Debt Facility. The Secured Debt Facility provided a total commitment in the amount of $750,000 as of December 31, 2010. Of this amount, $558,500 had been drawn and the additional amount available for borrowing, as limited by TMCL’s borrowing base, was $146,122 as of December 31, 2010. In addition, TMCL exercised an option to increase the size of the total commitment from $750,000 to $850,000 on March 15, 2011.

Prior to the conversion date (currently defined as June 29, 2012), each of the 2010-1 Notes is a revolving note with a maximum principal amount equal to the amount of that 2010-1 Note. As a result, the amount funded under such 2010-1 Note may be less than the face amount of that 2010-1 Note. TMCL may request funding under the 2000-1 Notes from time to time prior to the conversion date. Each of the 2010-1 Notes provides for payments of interest only during the period from its inception until its conversion date. Given a conversion date of June 29, 2012, the first principal payment would be on July 15, 2012. However, we have the option of repaying principal of the 2010-1 Notes at any time. After the conversion date, the 2010-1 Notes fully amortize over a payment term that is scheduled to equal 10 years after the conversion date, but shall not exceed a maximum payment term of 15 years thereafter.

Payments of interest on the 2010-1 Notes are due monthly in arrears. Interest on the outstanding amounts of the 2010-1 Notes equal LIBOR plus 2.75% during the revolving period prior to the conversion date. Overdue payments of principal and interest of the 2010-1 Notes accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. There is a commitment fee on the unused portion of the commitments under the 2010-1 Notes, which is payable in arrears, of 0.75% if total borrowings under the 2010-1 Notes equal 50% or more of the total commitment or 1.00% if total borrowings under the 2010-1 Notes are less than 50% of the total commitment.

Under the Indenture, TMCL, Textainer Equipment Management (“TEM”), one of TGH’s subsidiaries, and TGH must maintain certain financial covenants, including the following (i) TMCL must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEM may not incur more than $1,000 of consolidated funded debt (iii) TEM must make at least $2,000 in after-tax profits annually and (iv) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2010.

2005-1 Bonds. TMCL has also issued $580,000 in Floating Rate Asset Backed Notes, Series 2005-1 (“the “2005-1 Bonds”) pursuant to its Series 2005-1 Supplement, dated as of May 26, 2005, to the Indenture. The 2005-1 Bonds are term notes. The 2005-1 Bonds were purchased by various institutional investors.

Payments of principal and interest on the 2005-1 Bonds are due monthly. The 2005-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a target final payment date of May 15, 2015), but shall not exceed a maximum payment term of 15 years (with a legal final payment date of May 15, 2020). Under a 10-year amortization schedule, $51,500 of principal of the 2005-1 Bonds will amortize per year. The interest rate applicable to the 2005-1 Bonds equals one-month LIBOR plus 0.25%. Overdue payments of principal and interest on the 2005-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. Ultimate repayment of the 2005-1 Bonds has been insured by Ambac Assurance Corporation and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis.

The Secured Debt Facility and the 2005-1 Bonds are both governed by the Indenture and are secured by a pledge of, among other things, TMCL’s containers, certain contracts related to TMCL’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL’s containers, and all other assets of TMCL to the extent that they relate to the containers. Under the terms of the Secured Debt Facility and the 2005-1 Bonds, the total outstanding principal of these two programs may not exceed an amount that is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The Secured Debt Facility and the 2005-1 Bonds also contain restrictive covenants regarding the average age of TMCL’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL and TEM were in compliance at December 31, 2010.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the Secured Debt Facility and 2005-1 Bonds. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2010.

Events of default under the 2010-1 Notes and the 2005-1 Bonds include, among others:

•	invalidity of the lien on collateral;

•	certain defaults under other documents related to each of the notes;

•	the funded notes exceeding the asset base;

•	payment on the notes by the insurer thereof;

•	TMCL becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2010, 2009 and 2008:

	December 31,
	2010	2009	2008
	(Dollars in thousands)
Net income	$133,764	$105,330	$93,922
Adjustments to reconcile net income to net cash provided by operating activities	30,119	8,432	42,487

Net cash provided by operating activities	163,883	113,762	136,409
Net cash used in investing activities	(302,964)	(75,488)	(231,902)
Net cash provided by (used in) financing activities	139,284	(53,058)	98,339
Effect of exchange rate changes	59	113	(803)

Net increase (decrease) in cash and cash equivalents	262	(14,671)	2,043
Cash and cash equivalents at beginning of year	56,819	71,490	69,447

Cash and cash equivalents at end of year	$57,081	$56,819	$71,490

Operating Activities

Net cash provided by operating activities increased $50,121 (44.1%) from 2009 to 2010 primarily due to an increase in net income primarily resulting from both an increase in utilization due to improved conditions in the shipping line industry and an increase in the owned fleet size due to the purchase of new containers. Net cash provided by operating activities decreased $22,647 (-16.6%) from 2008 to 2009 primarily due to a decrease in net income primarily resulting from a decrease in utilization due to deteriorated conditions in the shipping line industry, partially offset by an increase in payments to owners.

Investing Activities

Net cash used in investing activities increased $227,476 (301.3%) from 2009 to 2010 due to higher container purchases, partially offset by a higher receipt of principal payments on direct financing and sales-type leases, an increase in proceeds from the sale of containers and fixed assets and the purchase of intangible assets in 2009. Net cash used in investing activities decreased $156,414 (-67.4%) from 2008 to 2009 due to lower new container purchases and a higher receipt of principal payments on direct financing and sales-type leases, partially offset by an increase in the purchase of intangible assets and a decrease in proceeds from the sale of containers and fixed assets.

Financing Activities

Net cash provided by (used in) financing activities changed from net cash used in financing activities of $53,058 in 2009 to net cash provided by financing activities of $139,284 in 2010 primarily due to a $199,500 increase in net proceeds from our Secured Debt Facility, the extinguishment of 2005-1 Bonds for $20,234 in 2009, proceeds from the issuance of common shares upon the exercise of share options of $5,033 in 2010, and a decrease of $1,793 in principal payments on 2005-1 Bonds, partially offset by a $8,448 increase in restricted cash in 2010 compared to a $9,521 decrease in restricted cash in 2009, a $11,558 increase in debt issuance costs, a $3,691 increase in dividends paid and a $1,000 decrease in net proceeds from our 2008 Credit Facility. Net cash (used in) provided by financing activities changed from net cash provided by financing activities of $98,339 in 2008 to net cash used in financing activities of $53,058 in 2009 primarily due to a $140,300 decrease in net proceeds from our Secured Debt Facility, the extinguishment of 2005-1 Bonds for $20,234 in 2009, a decrease in proceeds from our 2008 Credit Facility of $5,500, a $1,572 increase in dividends paid and $432 of repayments of notes receivable from shareholders in 2008, partially offset by a $9,521 decrease in restricted cash in 2009 compared to a $635 decrease in restricted cash in 2008, a $4,707 decrease in principal payments on 2005-1 Bonds and a $3,017 decrease in debt issuance costs.

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

At December 31, 2010 we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2010:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
			(Dollars in thousands)
	(Unaudited)
Total debt obligations:
2008 Credit Facility	$104,000	$—	$—	$104,000	$—	$—	$—
2005-1 Bonds	227,458	51,500	51,500	51,500	51,500	21,458
Secured Debt Facility	558,500	—	27,925	55,850	55,850	55,850	363,025
Interest obligation (1)	117,805	19,974	19,351	16,510	14,008	11,964	35,998
Interest rate swaps payable (2)	27,144	9,572	8,838	5,548	2,315	871	—
Office lease obligations	8,506	1,471	1,423	1,303	1,319	2,990	—
Container contracts payable	98,731	98,731	—	—	—	—	—

Total contractual obligations	$1,142,144	$181,248	$109,037	$234,711	$124,992	$93,133	$399,023

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 2.24%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.26%, for all periods, for all interest rate contracts outstanding as of December 31, 2010.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 18, 2011. Our board of directors is elected annually and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108. The business address for each of our non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

In accordance with our bye-laws, our board of directors are elected annually on a staggered basis, with each director holding office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Neil I. Jowell, Cecil Jowell, David M. Nurek and Hendrik R. van der Merwe are designated Class III directors, to hold office until our 2011 annual general meeting of shareholders, James A. Owens, Isam K. Kabbani and James E. McQueen are designated Class II directors, to hold office until our 2012 annual general meeting of shareholders and John A. Maccarone, Dudley R. Cottingham, Hyman Shwiel and James E. Hoelter are designated Class I directors, to hold office until our 2013 annual general meeting of shareholders. Thereafter, directors in each class will be elected for three-year terms. Directors may be re-elected when their term of office expires.

Trencor, through the Halco Trust and Halco, holds beneficiary interest in approximately 61.2% of our outstanding share capital. See Item 4, “Information on the Company—Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, six of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Neil I. Jowell(1)(2)(3)(4)	77	Chairman
Dudley R. Cottingham(1)(2)(3)	59	Director
James E. Hoelter(1)(2)(3)(4)	71	Director
Cecil Jowell(4)	75	Director
Isam K. Kabbani	76	Director
John A. Maccarone	66	Director, President and Chief Executive Officer
James E. McQueen(1)(4)	66	Director
David M. Nurek(2)(3)(4)	61	Director
James A. Owens	71	Director
Hyman Shwiel(1)(2)(3)	66	Director
Hendrik R. van der Merwe(4)	63	Director
Philip K. Brewer	53	Executive Vice President
Robert D. Pedersen	51	Executive Vice President
Ernest J. Furtado	55	First Vice President, Senior Vice President, Chief Financial Officer & Secretary

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Hoelter, Neil Jowell and McQueen are non-voting members.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

(4)	Director of Trencor, the indirect beneficiary of a majority of our share interest.

Certain biographical information about each of these individuals is set forth below.

Directors

Neil I. Jowell has served as our director and chairman since December 1993. Mr. N. Jowell also serves on the board of directors of Trencor. He has been a director of Trencor since 1966, and was appointed chairman in 1973. He is also a director of Mobile Industries (see Item 4. “Information on the Company—Organizational Structure” for an explanation of the relationship between Trencor and Mobile Industries), and has served on its board of directors since 1969. Mr. N. Jowell has over 50 years experience in the transportation industry. He holds a M.B.A. from Columbia University and Bachelor of Commerce and L.L.B. degrees from the University of Cape Town. Mr. Neil I. Jowell and Mr. Cecil Jowell are brothers.

Dudley R. Cottingham has been a member of our board of directors and previously served as assistant secretary or secretary since December 1993. He has also served in the past as president of certain of our subsidiaries. Mr. Cottingham has over 30 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He has been a partner with Arthur Morris and Company, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a chartered accountant.

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

Cecil Jowell has been a member of our board of directors since March 2003. Mr. C. Jowell also serves on the board of Trencor and has been an executive of Trencor for over 40 years. Mr. C. Jowell is also a director and chairman of Mobile Industries (See Item 4. “Information on the Company—Organizational Structure” for an explanation of the relationship between Trencor and Mobile Industries), and has served on its board since 1969. He has also served as a director and chairman of WACO International Ltd., an international industrial group previously listed on the JSE. Mr. C. Jowell holds a Bachelor of Commerce and L.L.B. degrees from the University of Cape Town and is a graduate of the Institute of Transport.

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

Ernest J. Furtado has served as our first vice president, senior vice president, chief financial officer and secretary or assistant secretary since 1999. Prior to joining our company in 1991, Mr. Furtado was controller for Itel Instant Space, a container leasing company based in San Francisco, California, and manager of accounting for Itel Containers International Corporation, a container leasing company based in San Francisco, California. Mr. Furtado was also a manager of internal audit for Wells Fargo Bank and worked as a Certified Public Accountant at John F. Forbes & Co. Mr. Furtado is a Certified Public Accountant and holds a B.S. in Business Administration from the University of California at Berkeley and a M.B.A. in Information Systems from Golden Gate University.

Board of Directors

Our board of directors currently consists of eleven members. Our bye-laws provide that our board of directors shall consist of five to twelve directors, as the board of directors may determine from time to time.

Arrangements or Understandings with Major Shareholders, Customers, Suppliers or Others

We have entered into a management agreement with Halco, our majority shareholder, for provision of management services in connection with certain directors acting as representatives of Halco.

B.	Compensation

The aggregate direct compensation we paid to our executive officers as a group (four persons) for the year ended December 31, 2010 was approximately $2.6 million, which included approximately $0.8 million in bonuses and approximately $99 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. On November 18, 2010, our executive officers as a group were also granted 40,000 share options, with an exercise price of $28.26 and an expiration date of November 17, 2020, and 40,000 restricted share units through our 2007 Share Incentive Plan. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2010, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2010 Short Term Incentive Plan. Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2010, each of our executive officers received 108% of his target incentive award.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2010 was approximately $552. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

2007 Share Incentive Plan

Our board of directors adopted the 2007 Share Incentive Plan on August 9, 2007, and our shareholders approved the 2007 Share Incentive Plan on September 4, 2007. The maximum number of common shares of Textainer Group Holdings Limited that could be granted pursuant to the 2007 Share Incentive Plan was 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following our initial public offering on October 9, 2007, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 from 3,808,371 shares to 5,276,871 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. The shares to be issued pursuant to awards under the 2007 Share Incentive Plan may be authorized, but unissued, or reacquired common shares.

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

Employment and Consulting Agreements with Executive Officers and Directors

We have entered into employment agreements with most of our executive officers. Each of these employment agreements contains provisions requiring us to make certain severance payments in case the executive officer is terminated without cause. The agreements terminate upon termination of employment. Employment is at-will for each of our executive officers and they may be terminated at any time for any reason. In addition, in the past we have entered into consulting arrangements with Mr. Hoelter, one of our directors.

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

•

Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the

2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors. The members of our compensation committee are Messrs. Cottingham, Hoelter, Neil Jowell, Nurek and Shwiel. Messrs. Neil Jowell, Hoelter and Nurek are directors of Trencor.

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

•

Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. However, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan on September 4, 2007. Under Bermuda law, consent of the Bermuda Monetary Authority is required for the issuance of securities in certain circumstances.

•

Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. However, we have adopted both corporate governance guidelines and a code of business conduct.

D.	Employees

As of December 31, 2010, we employed 160 people. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 9, 2011:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 48,683,244 common shares issued and outstanding on March 9, 2011. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares Beneficially Owned
Holders	Shares(1)	%(2)
5% or More Shareholders
Halco Holdings Inc. (3)	29,778,802	61.2%
Trencor Limited (3)	29,778,802	61.2%

Executive Officers and Directors
Dudley R. Cottingham (4)	3,694	*
James E. Hoelter (5)	30,852,642	63.4%
Cecil Jowell (6)	30,376,452	62.5%
Neil I. Jowell (7)	30,439,433	62.6%
Isam K. Kabbani (8)	1,955,533	4.0%
John A. Maccarone (9)	2,148,003	4.4%
James E. McQueen (10)	29,779,496	61.2%
David M. Nurek (11)	29,779,496	61.2%
James A. C. Owens (4)	694	*
Hyman Shwiel (4)	694	*
Hendrik R. van der Merwe (12)	29,779,496	61.2%
Ernest J. Furtado (13)	217,879	*
Philip K. Brewer (14)	422,416	*
Robert D. Pederson (15)	217,210	*
Current directors and executive officers (14 persons) as a group	37,079,128	76.2%

*	Less than 1%.

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person.

(2)	Percentage ownership is based on 48,683,244 shares outstanding as of March 9, 2011.

(3)	Includes 29,778,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly owned by Halco Trust, a discretionary trust with a independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. Neil Jowell, the chairman of both our board of directors and the board of directors of Trencor, Mr. Cecil Jowell, Mr. McQueen and Mr. Nurek, all members of our board of directors and the board of directors of Trencor and Mr. Edwin Oblowitz, a member of the board of directors of Trencor.

(4)	Includes 694 restricted share units granted on January 3, 2011 under the 2007 Share Incentive Plan ( the “2007 Plan”).

(5)	Includes 29,778,802 shares held by Halco, 101,244 shares held by the James E. Hoelter & Virginia S. Hoelter Trust, 552,656 shares held by the JEH-VSH Limited Partnership #1, and 419,246 shares held by the JEH-VSH Limited Partnership #2. The general partners of each of the partnerships are James and Virginia Hoelter. Mr. Hoelter is one of our directors and a member of the board of directors of Trencor. Mr. Hoelter disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(6)	Includes 29,778,802 shares held by Halco and 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Cecil Jowell’s family are discretionary beneficiaries. Mr. Cecil Jowell is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Cecil Jowell has a significant ownership interest in Trencor both directly and indirectly, including indirectly through interests in Mobile Industries, which owned approximately 46% of Trencor as of December 31, 2010 (See Item 4. “Information on the Company—Organizational Structure” for an explanation of the relationship between Trencor and Mobile Industries). Mr. Cecil Jowell is also the chairman of Mobile Industries. Mr. Cecil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(7)	Includes 29,778,802 shares held by Halco and 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Neil Jowell’s family are discretionary beneficiaries. Mr. Neil Jowell is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Neil Jowell has a significant ownership interest in Trencor both directly and indirectly, including indirectly through interests in Mobile Industries, which owned approximately 46% of Trencor as of December 31, 2010 (See Item 4. “Information on the Company—Organizational Structure” for an explanation of the relationship between Trencor and Mobile Industries). Mr. Neil Jowell is also a director of Mobile Industries. Mr. Neil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(8)	Includes 1,954,839 shares are held by IKK Foundation, an affiliate of Mr. Kabbani. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(9)	Includes 1,697,916 shares held by the Maccarone Family Partnership L.P., 67,000 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA. Also includes 130,880 restricted share units and 136,760 share options granted on October 9, 2007, 22,750 restricted share units and 24,375 share options granted on November 19, 2008 and 26,532 share restricted shares and 31,215 share options granted on November 18, 2009 under the 2007 Plan. Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50, $7.10 and $16.97 per share on October 9, 2007, November 19, 2008 and November 18, 2009, respectively. Options awarded on October 9, 2007, November 19, 2008 and November 18, 2009 expire on October 8, 2017, November 18, 2018 and November 17, 2019, respectively.

(10)	Includes 29,778,802 shares are held by Halco. Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(11)	Includes 29,778,802 shares are held by Halco. Mr. Nurek is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(12)	Includes 29,778,802 shares are held by Halco. Mr. van der Merwe is one of our directors and a member of the board of directors of Trencor. Mr. van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(13)

Includes 100,000 shares held by Ernest James Furtado and Barbara Ann Pelletreau, Trustees of the Furtado-Pelletreau 2003 Revocable Living Trust UDT dated November 28, 2003, 200 shares held by Ernest James Furtado as custodian for David Furtado UGMA, and 100 shares held by Ernest James Furtado as custodian for Michelle Pelletreau UGMA. Includes 35,000 restricted share units and 17,500 share options granted on

October 9, 2007, 12,250 restricted share units and 8,750 share options granted on November 19, 2008, 12,792 restricted share units and 11,287 share options granted on November 18, 2009 and 10,000 restricted share units and 10,000 share options granted on November 18, 2010 under the 2007 Plan. Share options were awarded at exercise prices equal to the fair market value of our common shares on the grant dates of $16.50, $7.10, $16.97 and $28.26 per share on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010, respectively. Options awarded on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010 expire on October 8, 2017, November 18, 2018, November 17, 2019 and November 17, 2020, respectively.

(14)	Includes 52,500 restricted share units and 105,000 share options granted on October 9, 2007, 18,200 restricted share units and 19,500 share options granted on November 19, 2008, 18,997 restricted share units and 22,350 share options granted on November 18, 2009 and 15,000 restricted share units and 15,000 share options granted on November 18, 2010 under the 2007 Plan. Share options were awarded at exercise prices equal to the fair market value of our common shares on the grant date of $16.50, $7.10, $16.97 and $28.26 per share on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010, respectively. Options awarded on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010 expire on October 8, 2017, November 18, 2018, November 17, 2019 and November 17, 2020, respectively.

(15)	Includes 52,500 restricted share units and 52,500 share options granted on October 9, 2007, 18,200 restricted share units and 19,500 share options granted on November 19, 2008, 18,997 restricted share units and 22,350 share options granted on November 18, 2009 and 15,000 restricted share units and 15,000 share options granted on November 18, 2010 under the 2007 Plan. Share options were awarded at exercise prices equal to the fair market value of our common shares on the grant date of $16.50, $7.10, $16.97 and $28.26 per share on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010, respectively. Options awarded on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010 expire on October 8, 2017, November 18, 2018, November 17, 2019 and November 17, 2020, respectively.

As of March 9, 2011, based on information available to the Company, 3,000 of our common shares issued and outstanding were held by one record holder in our domicile and host country (Bermuda).

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we have extended loans to our employees in connection with their acquisition of our common shares in accordance with our various employees’ share schemes. As of December 31, 2010 and December 31, 2009, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, and we will not extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

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

Agreements with IKK Group

Textainer Equipment Management Limited has entered into a management agreement with IKK Foundation, related to Textainer Equipment Management Limited’s management of containers owned by IKK Foundation. Director Isam Kabbani is the beneficial owner of IKK Foundation. In 2010, 2009 and 2008, we managed approximately 9,000 TEU (for which we received approximately $173 in management fees), 9,800 TEU (for which we received approximately $146 in management fees) and 9,800 TEU (for which we received approximately $183 in management fees), respectively, for IKK Foundation.

Relationships and Agreements with Entities Related to Trencor Limited

Halco is wholly owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust include Neil I. Jowell, Cecil Jowell, David Nurek and James McQueen, all of whom are members of our board of directors and the board of directors of Trencor. In addition, two of our directors, Cecil Jowell and James McQueen, are also members of the board of directors of Halco.

We have entered into an agreement with LAPCO, an associate of Halco, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2010, 2009 and 2008, we received the following fees or commissions from LAPCO: (i) $3,274, $3,095 and $4,027, respectively, in management fees, (ii) $1,383, $1,474 and $1,471, respectively, in sales commissions and (iii) $180, $87 and $452, respectively, in acquisition fees. In 2010, 2009 and 2008, fees received under the LAPCO agreement accounted for 6.8%, 7.9% and 6.5%, respectively, of total combined container management and container resale segment revenue and 1.6%, 2.0% and 2.1%, respectively, of total revenue. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

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

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2010 and 2009 and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company—Business Overview—Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

The following table summarizes dividends that we have declared and paid since January 1, 2008:

Date Declared	Dividend per Outstanding Common Share	Total Dividend
February 2008	$0.21	$9,997
May 2008	$0.22	$10,473
August 2008	$0.23	$10,949
November 2008	$0.23	$10,949
February 2009	$0.23	$10,985
May 2009	$0.23	$10,985
August 2009	$0.23	$10,985
November 2009	$0.23	$10,985
February 2010	$0.23	$11,035
May 2010	$0.24	$11,533
August 2010	$0.25	$12,038
November 2010	$0.27	$13,025
February 2011	$0.29	$14,115

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

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2010, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low

Annual Highs and Lows:
Fiscal 2010	$31.35	$14.72
Fiscal 2009	$17.25	$4.30
Fiscal 2008	$22.35	$6.36
Fiscal 2007	$17.00	$13.42

Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2010	$31.35	$24.06
Third quarter 2010	$29.12	$23.44
Second quarter 2010	$27.05	$20.24
First quarter 2010	$22.76	$14.72
Fourth quarter 2009	$17.25	$14.75
Third quarter 2009	$16.09	$10.31
Second quarter 2009	$12.81	$6.50
First quarter 2009	$10.45	$4.30

Monthly Highs and Lows (over the most recent six month period):
February 2011	$35.54	$31.21
January 2011	$31.95	$28.81
December 2010	$31.35	$28.21
November 2010	$28.66	$25.76
October 2010	$27.32	$24.06
September 2010	$28.21	$26.06

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

Trencor, a South African company listed on the JSE, has beneficiary interest in a majority of our share capital. Trencor currently has an indirect beneficiary interest in 61.2% of our issued and outstanding shares. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

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

Taxation of the Companies

We and our Bermuda subsidiaries have obtained an assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 that, if any legislation is enacted in Bermuda imposing any tax computed on profits on income, or computed on any capital asset, gain, or appreciation, or any tax in the nature of estate duty or inheritance tax, then such tax will not until March 28, 2016 be applicable to us or any of our operations, or to any of our shares, debentures, or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. However, given recently enacted legislation, we intend to apply for an extension of this assurance through 2035. As an exempted company, we are required to pay to the Bermuda government an annual fee presently not to exceed $32, based on our assessable capital.

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

The determination of whether a person is engaged in a U.S. trade or business is based on a highly factual analysis. In general, there is no clear test as to the nature and scope of activities that constitute being engaged in a U.S. trade or business, and it is unclear how a court would construe the existing authorities with respect to our activities. Accordingly, it is possible that the IRS could assert that a significantly greater portion of our income than we currently report is derived from the conduct of a U.S. trade or business and therefore, is effectively connected income that is subject to U.S. federal income tax.

In addition to U.S. federal income tax on income associated with a U.S. trade or business, we are also subject to a 30% U.S. withholding tax imposed on the gross amount of certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the U.S. (such as rents, dividends and interest on investments), to the extent such amounts are not effectively connected income. This 30% U.S. withholding tax is subject to reduction by applicable treaties. Distributions by our U.S. subsidiaries to us are expected to be subject to this 30% U.S. withholding tax.

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

In May of 2009, we received notification from the IRS that the 2007 and 2008 U.S. tax returns for our U.S. subsidiary, Textainer Equipment Management U.S. Limited, had been selected for examination. In May 2010, we received notification from the IRS that they had completed their examination, making changes to the 2007 and 2008 taxable income of our U.S. subsidiary with respect to our transfer pricing which did not significantly alter our income tax for these years.

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

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2013, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. Among other requirements, dividends will be treated as QDI if either (i) our common shares are readily tradable on an established securities market in the U.S., or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and which is determined to be satisfactory by the Secretary of the U.S. Treasury. The income tax treaty between the U.S. and Bermuda (the jurisdiction of our incorporation) does not qualify for these purposes. However, it is expected that our common shares are “readily tradable” as a result of being listed on the NYSE, although there can be no assurance that our common shares are “readily tradable” or will continue to be “readily tradable” in the future.

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we were a PFIC for our prior taxable year and we intend to conduct our business so that we should not be treated as a PFIC for our current taxable year. However, we could be treated as a PFIC. Please see the discussion under “—Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the common shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

Since the QDI rules are complex, you should consult your own tax advisor regarding the availability of the preferential tax rates for dividends paid on common shares.

In-Kind Distributions. Generally, distributions to you of new common shares or rights to subscribe for new common shares that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new common shares or rights so received will be determined by allocating your adjusted tax basis in the old common shares between the old common shares and the new common shares or rights received, based on their relative fair market values on the date of distribution. However, in the case of a distribution of rights to subscribe for common shares, the adjusted tax basis of the rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old common shares on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above. Your holding period for the new common shares or rights should include the holding period for the old common shares on which the distribution was made.

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

If you have held the common shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2013) will apply to non-corporate U.S. Holders. In the case of a corporation, capital gains are taxed at the same rate as ordinary income, which is currently 35%. If you have held the common shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized is not expected to give rise to foreign source income for U.S. foreign tax credit purposes.

You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of common shares.

Passive Foreign Investment Company

We will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, rents derived from the conduct of an active trade or business are not treated as passive income.

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

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In analyzing whether we should be treated as a PFIC, we are relying on the amount and character of our projected revenues and the amount and character of our projected capital expenditures, the valuation of our assets, and our expected election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes. If the amount and character of our actual revenues and capital expenditures do not match our projections, we may be a PFIC. In these calculations, we have valued our intangible assets based on our market capitalization, determined using the market price of our common shares. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our intangible assets and we may be a PFIC. Furthermore, we have made a number of assumptions regarding the value of our intangible assets. We believe our valuation approach is reasonable. However, it is possible that the IRS could challenge the valuation of our intangible assets, which may result in our being a PFIC.

We do not believe that we were a PFIC for our prior taxable year and we intend to conduct our business so that we should not be treated as a PFIC for our current taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.

Default PFIC Rules under Section 1291 of the Code. If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of an investment in common shares will depend on whether such U.S. Holder is permitted to make and makes (i) an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or (ii) a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder owning common shares while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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

QEF Election. We currently do not intend to prepare or provide you with certain tax information that would permit you to make a QEF Election to avoid the adverse tax consequences associated with owning PFIC stock.

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

Legislative Developments

Signed into law March 30, 2010, the Health Care and Education Reconciliation Act provides, among other things, with respect to taxable years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. You should consult your tax advisors regarding the implications of the additional Medicare tax resulting from your ownership and disposition of our common shares.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2010, 2009 and 2008 were denominated in U.S. dollars. For the years ended December 31, 2010, 2009 and 2008, 34%, 38% and 38%, respectively, of our direct container expenses were paid in 18, 17 and 15 different foreign currencies for the years ended December 31, 2010, 2009 and 2008, respectively. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

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

As of December 31, 2010, 2009 and 2008, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of income as unrealized (losses) gains on interest rate swaps, net.

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

We changed from measuring the fair value of its interest rate swaps under a Level 3 input to a Level 2 input during the three months ended June 30, 2009 because we began determining the fair value estimate using observable market inputs. In addition, our liability valuation reflects our credit standing and the credit standing of the counterparties to the interest rate swaps. The valuation technique we utilized to calculate the fair value of the interest rate swaps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The increase in the interest rate swap agreements’ net fair value liability during the year ended December 31, 2010 primarily reflects a decrease in rates in the future portion of the swaps’ curves as of December 31, 2010.

The notional amount of the interest rate swap agreements was $460,120 as of December 31, 2010, with expiration dates between May 2012 and December 2015. We receive fixed rates between 0.97% and 3.96% under the interest rate swap agreements. The net fair value liability of these agreements was $12,261 and $8,240 as of December 31, 2010 and 2009, respectively.

The notional amount of the interest rate cap agreements was $135,100 as of December 31, 2010, with expiration dates between March 2011 and November 2015.

Based on the debt balances and derivative instruments as of December 31, 2010, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value of interest rate swaps of $10,947, an increase in interest expense of $7,164 and a decrease in realized losses on interest rate swaps, net of $3,673.

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

As of December 31, 2010, approximately 95.1% of accounts receivable for our total fleet and 99.4% of the finance lease receivables were from container lessees and customers outside of the U.S. Customers in the PRC (including Hong Kong) and France accounted for approximately 20.6% and 11.4%, respectively, of our total fleet container leasing revenue for the year ended December 31, 2010. Customers in no other country accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Lease billings from our 25 largest container lessees represented $363,528, or 76.7% of our total owned and managed fleet container lease billings for the year ended December 31, 2010, with lease billings from our single largest container lessee accounting for $52,675, or 11.1% of our owned and managed fleet container lease billings during such period.

An allowance for doubtful accounts of $8,653 has been established against receivables as of December 31, 2010 for our owned fleet. For the year ended December 31, 2010, receivable write-offs, net of recoveries, totaled $256 for our owned fleet.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On October 15, 2007, we completed our initial public offering of our common shares at a price of $16.50 per share and listed our common shares on the New York Stock Exchange under the symbol “TGH.” We sold an aggregate of 9,000,000 of our common shares and generated proceeds of $138.0 million, after deducting underwriting discounts and other offering expenses. The managing underwriters of our initial public offering were Credit Suisse Securities (USA) LLC, Wachovia Capital Markets, LLC, Jefferies & Company, Inc., Piper Jaffray & Co. and Fortis Securities LLC. There have been no material modifications to the rights of our security holders and the use of proceeds from our initial public offering previously disclosed in our registration statement on Form F-1 (File No. 333-146304) filed by us in connection with our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Textainer’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2010, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Textainer’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

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

C.	Report of the Registered Public Accounting Firm

Our internal controls over financial reporting as of December 31, 2010 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-2 in this Annual Report on Form 20-F.

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

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•	accountability for adherence to the code.

During fiscal year 2010, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

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

The following is a summary of the fees billed to us by our principal accountants for professional services rendered for the fiscal years ended December 31, 2010 and 2009:

Fee Category	2010 Fees	2009 Fees
Audit Fees	$1,069	$1,133
Tax Fees	31	19
All Other Fees	—	—

Total Fees	$1,100	$1,152

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Tax Fees—Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

All Other Fees—Consists of fees for product and services other than the services reported above. KPMG LLP did not provide any other services to Textainer for the fiscal years ended December 31, 2010 or 2009.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 “Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-41 and is incorporated herein by reference.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document
1.1	Memorandum of Association of Textainer Group Holdings Limited(1)

1.2	Bye-laws of Textainer Group Holdings Limited(2)

2.1	Form of Common Share Certificate(3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”)(4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A—650 California Street, LLC and Textainer Equipment Management (U.S.) Limited(5)

4.3*	Employment Agreement, dated as of January 1, 2007 by and between Textainer Equipment Management (U.S.) Limited and John A. Maccarone(6)

4.4*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Ernest J. Furtado(7)

4.5*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer(8)

4.6*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen(9)

4.7*	2007 Short-Term Incentive Plan effective January 1, 2007(10)

4.8*	2007 Share Incentive Plan (as amended and restated effective May 19, 2010) (11)

4.9*	2008 Bonus Plan(12)

4.10*	Form of Indemnification Agreement(13)

4.11	Second Amended and Restated Indenture, dated as of May 26, 2005, by and between Textainer Marine Containers Limited, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “Second Amended and Restated Indenture”)(14)

4.12	Amendment Number 1, dated as of June 3, 2005, to the Second Amended and Restated Indenture(15)

4.13	Amendment Number 2, dated as of June 8, 2006, to the Second Amended and Restated Indenture(16)

4.14	Amendment Number 3, dated as of July 2, 2008, to the Second Amended and Restated Indenture(17)

4.15†	Amendment Number 4, dated as of June 29, 2010, to the Second Amended and Restated Indenture

4.16†	Amendment Number 5, dated as of June 29, 2010, to the Second Amended and Restated Indenture

4.17	Textainer Marine Containers Limited Series 2005-1 Supplement, dated as of May 26, 2005 to the Second Amended and Restated Indenture(18)

4.18†	Textainer Marine Containers Limited Series 2010-1 Supplement, dated as of June 29, 2010 to the Second Amended and Restated Indenture

4.19	Credit Agreement, dated as of April 22, 2008, by and among Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto (the “Credit Agreement”)(19)

4.20	Letter Agreement, dated November 28, 2006 by and between Trencor Containers (Proprietary) Limited and Textainer Limited and Textainer Equipment Management Limited(20)

Exhibit Number	Description of Document
4.21**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited(21)

4.22	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited (22)

4.23**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended(23)

4.24	Form of Management Services Agreement, dated July 23, 2007, by and between Green Eagle Investments N.V., and Textainer Equipment Management Limited, for the management of the container fleet of Capital Lease Limited(24)

4.25	Share Purchase Agreement, dated as of November 21, 2007, by and among FB Transportation Capital LLC and Textainer Limited(25)

8.1†	Subsidiaries of the Registrant

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of KPMG LLP

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed herewith.

*	Indicates management contract or compensatory plan.

**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.

(6)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(7)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(8)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(9)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(10)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(11)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-171409) filed with the SEC on December 23, 2010.

(12)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(13)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(14)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(15)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(16)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(17)	Incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.

(18)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(19)	Incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.

(20)	Incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(21)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(22)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(23)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(24)	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(25)	Incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 28, 2008.

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

March 18, 2011

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we have also audited financial statement schedules I and II. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Textainer Group Holdings Limited and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules I and II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Textainer Group Holdings Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

San Francisco, CA

March 18, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited Textainer Group Holdings Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Textainer Group Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Textainer Group Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the financial statement schedules I and II, and our report dated March 18, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

San Francisco, CA

March 18, 2011

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and 2009

(All currency expressed in United States dollars in thousands)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$57,081	$56,819
Accounts receivable, net of allowance for doubtful accounts of $8,653 and $8,347 in 2010 and 2009, respectively	63,511	68,896
Net investment in direct financing and sales-type leases	19,117	17,225
Trading containers	404	1,271
Containers held for sale	2,883	9,756
Prepaid expenses	8,603	1,785
Deferred taxes	1,895	1,463
Due from affiliates, net	—	126

Total current assets	153,494	157,341
Restricted cash	15,034	6,586
Containers, net of accumulated depreciation of $361,791 and $343,513 at 2010 and 2009, respectively	1,437,259	1,061,866
Net investment in direct financing and sales-type leases	72,224	63,326
Fixed assets, net of accumulated depreciation of $8,820 and $8,512 at 2010 and 2009, respectively	1,804	1,986
Intangible assets, net of accumulated amortization of $27,441 and $20,897 at 2010 and 2009, respectively	60,122	66,692
Interest rate swaps	1,320	731
Other assets	5,950	1,495

Total assets	$1,747,207	$1,360,023

Liabilities and Equity
Current liabilities:
Accounts payable	$6,296	$9,078
Accrued expenses	11,988	9,740
Container contracts payable	98,731	13,140
Deferred revenue	6,855	7,948
Due to owners, net	17,545	14,141
Secured debt facility	—	16,500
Bonds payable	51,500	51,500

Total current liabilities	192,915	122,047
Revolving credit facility	104,000	79,000
Secured debt facility	558,127	313,021
Bonds payable	175,570	226,875
Deferred revenue	2,994	11,294
Interest rate swaps	13,581	8,971
Income tax payable	20,821	18,656
Deferred taxes	8,632	6,894

Total liabilities	1,076,640	786,758

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,318,058 and 47,760,771 at 2010 and 2009, respectively	483	478
Additional paid-in capital	181,602	170,497
Accumulated other comprehensive loss	(52)	(111)
Retained earnings	401,849	329,449

Total Textainer Group Holdings Limited shareholders’ equity	583,882	500,313
Noncontrolling interest	86,685	72,952

Total equity	670,567	573,265

Total liabilities and equity	$1,747,207	$1,360,023

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2010, 2009 and 2008

(All currency expressed in United States dollars in thousands, except per share amounts)

	2010	2009	2008
Revenues:
Lease rental income	$235,827	$189,779	$198,600
Management fees	29,137	25,228	28,603
Trading container sales proceeds	11,291	11,843	36,294
Gains on sale of containers, net	27,624	12,111	17,821

Total revenues	303,879	238,961	281,318

Operating expenses:
Direct container expense	25,542	39,062	25,709
Cost of trading containers sold	9,046	9,721	28,581
Depreciation expense	58,972	48,473	48,900
Amortization expense	6,544	7,080	6,979
General and administrative expense	21,670	20,304	20,991
Short-term incentive compensation expense	4,805	2,924	4,257
Long-term incentive compensation expense	5,318	3,575	3,148
Bad debt expense, net	145	3,304	3,663

Total operating expenses	132,042	134,443	142,228

Income from operations	171,837	104,518	139,090

Other income (expense):
Interest expense	(18,151)	(11,750)	(26,227)
Gain on early extinguishment of debt	—	19,398	—
Interest income	27	61	1,482
Realized losses on interest rate swaps and caps, net	(9,844)	(14,608)	(5,986)
Unrealized (losses) gains on interest rate swaps, net	(4,021)	11,147	(15,105)
Other, net	(1,591)	35	(203)

Net other (expense) income	(33,580)	4,283	(46,039)

Income before income tax and noncontrolling interest	138,257	108,801	93,051
Income tax (expense) benefit	(4,493)	(3,471)	871

Net income	133,764	105,330	93,922
Less: Net income attributable to the noncontrolling interest	(13,733)	(14,554)	(8,681)

Net income attributable to Textainer Group Holdings Limited common shareholders	$120,031	$90,776	$85,241

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$2.50	$1.90	$1.79
Diluted	$2.43	$1.88	$1.78
Weighted average shares outstanding (in thousands):
Basic	48,108	47,761	47,605
Diluted	49,307	48,185	47,827

See accompanying notes to consolidated financial statements

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Years ended December 31, 2010, 2009 and 2008

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders’ Equity
	Common shares		Additional paid-in capital	Notes receivable from shareholders	Accumulated other comprehensive income (loss)	Retained earnings	Noncontrolling interest	Total equity
	Shares	Amount
Balances, December 31, 2007	47,604,640	$476	$163,753	$(432)	$579	$239,740	$49,717	$453,833
Initial public offering expenses	—	—	(31)	—	—	—	—	(31)
Dividends to shareholders ($0.89 per common share)	—	—	—	—	—	(42,368)	—	(42,368)
Restricted share units vested	100	—	—	—	—	—	—	—
Long-term incentive compensation expense	—	—	3,022	—	—	—	—	3,022
Repayment of notes receivable from shareholders	—	—	—	432	—	—		432
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	85,241	—	85,241
Net income attributable to noncontrolling interest	—	—	—	—	—	—	8,681	8,681
Foreign currency translation adjustments	—	—	—	—	(803)	—	—	(803)

Total comprehensive income								93,119

Balances, December 31, 2008	47,604,740	$476	$166,744	$—	$(224)	$282,613	$58,398	$508,007

Dividends to shareholders ($0.92 per common share)	—	—	—	—	—	(43,940)	—	(43,940)
Restricted share units vested	156,031	2	(2)	—	—	—	—	—
Long-term incentive compensation expense	—	—	3,493	—	—	—	—	3,493
Tax benefit from restricted share units vested	—	—	262	—	—	—	—	262
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	90,776	—	90,776
Net income attributable to noncontrolling interest	—	—	—	—	—	—	14,554	14,554
Foreign currency translation adjustments	—	—	—	—	113	—	—	113

Total comprehensive income								105,443

Balances, December 31, 2009	47,760,771	$478	$170,497	$—	$(111)	$329,449	$72,952	$573,265

Dividends to shareholders ($0.99 per common share)	—	—	—	—	—	(47,631)	—	(47,631)
Restricted share units vested	193,241	2	(2)	—	—	—	—	—
Exercise of share options	364,046	3	5,030	—	—	—	—	5,033
Long-term incentive compensation expense	—	—	5,457	—	—	—	—	5,457
Tax benefit from restricted share units vested	—	—	620	—	—	—	—	620
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	120,031	—	120,031
Net income attributable to noncontrolling interest	—	—	—	—	—	—	13,733	13,733
Foreign currency translation adjustments	—	—	—	—	59	—	—	59

Total comprehensive income								133,823

Balances, December 31, 2010	48,318,058	$483	$181,602	$—	$(52)	$401,849	$86,685	$670,567

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2010, 2009 and 2008

(All currency expressed in United States dollars in thousands)

	2010	2009	2008
Cash flows from operating activities:
Net income	$133,764	$105,330	$93,922

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	58,972	48,473	48,900
Bad debt expense, net	145	3,304	3,663
Unrealized losses (gains) on interest rate swaps, net	4,021	(11,147)	15,105
Amortization of debt issuance costs	4,399	2,176	2,693
Amortization of intangible assets	6,544	7,080	6,979
Amortization of acquired above-market leases	26	1,456	963
Amortization of deferred revenue	(7,082)	(4,462)	—
Amortization of unearned income on direct financing and sales-type leases	(7,853)	(8,625)	(5,855)
Gains on sale of containers, net	(27,624)	(12,111)	(17,821)
Gain on early extinguishment of debt	—	(19,398)	—
Share-based compensation expense	5,457	3,493	3,022
Decrease (increase) in:
Accounts receivable, net	(8,828)	(8,804)	(8,303)
Trading containers, net	867	325	2,214
Prepaid expenses and other current assets	(2,140)	1,538	2,444
Due from affiliates, net	126	(87)	(30)
Other assets	(1,561)	(805)	(2,249)
Increase (decrease) in:
Accounts payable	(2,782)	4,156	310
Accrued expenses	2,868	(210)	(903)
Deferred revenue	(2,311)	(3,581)	—
Due to owners, net	3,404	3,264	(7,142)
Long-term income tax payable	2,165	2,582	341
Deferred taxes, net	1,306	(185)	(1,844)

Total adjustments	30,119	8,432	42,487

Net cash provided by operating activities	163,883	113,762	136,409

Cash flows from investing activities:
Purchase of containers and fixed assets	(419,650)	(144,274)	(320,218)
Purchase of intangible assets	—	(13,795)	(106)
Proceeds from sale of containers and fixed assets	75,530	58,833	68,312
Receipt of principal payments on direct financing and sales-type leases	41,156	23,748	20,110

Net cash used in investing activities	(302,964)	(75,488)	(231,902)

Cash flows from financing activities:
Proceeds from revolving credit facility	152,000	186,000	77,500
Principal payments on revolving credit facility	(127,000)	(160,000)	(46,000)
Proceeds from secured debt facility	327,000	196,500	288,500
Principal payments on secured debt facility	(98,500)	(167,500)	(119,200)
Principal payments on bonds payable	(51,500)	(53,293)	(58,000)
Extinguishment of bonds payable	—	(20,234)	—
(Increase) decrease in restricted cash	(8,448)	9,521	635
Debt issuance costs	(11,670)	(112)	(3,129)
Initial public offering costs	—	—	(31)
Issuance of common shares upon exercise of share options	5,033	—	—
Repayments of notes receivable from shareholders	—	—	432
Dividends paid	(47,631)	(43,940)	(42,368)

Net cash provided by (used in) financing activities	139,284	(53,058)	98,339

Effect of exchange rate changes	59	113	(803)

Net increase (decrease) in cash and cash equivalents	262	(14,671)	2,043
Cash and cash equivalents, beginning of the year	56,819	71,490	69,447

Cash and cash equivalents, end of the year	$57,081	$56,819	$71,490

(Continued)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2010, 2009 and 2008

(All currency expressed in United States dollars in thousands)

	2010	2009	2008
Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest and realized losses on interest rate swaps and caps, net	$23,061	$24,506	$29,176
Income taxes	$649	$541	$929

Supplemental disclosures of noncash investing activities:

Increase (decrease) in accrued container purchases	$85,591	$11,072	$(26,329)
Containers placed in direct financing and sales-type leases	$23,590	$18,023	$48,783
Intangible assets relinquished for container purchases	$—	$3,378	$—

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009, and 2008

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

The Company conducts its business activities in three main areas: container ownership, container management and container resale. These activities are described below (also see Note 11 “Segment Information”).

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

Management fees are typically a percentage of net operating income of each Owner’s fleet and consist of fees earned by the Company for services related to management of the containers, sales commissions and net acquisition fees earned on the acquisition of containers. Expenses related to the provision of management services include general and administrative expense, short-term and long-term incentive compensation expense and amortization expense.

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

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

(b)	Principles of Consolidation

The consolidated financial statements of the Company include TGH and all its subsidiaries. All material intercompany balances have been eliminated in consolidation.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by Textainer Marine Containers Limited (“TMCL”) in which the Company held a 84.42% and 83.92% economic ownership as of December 31, 2010 and 2009, respectively. TCG Fund I, L.P. held the remaining 15.58% and 16.08% economic ownership as of December 31, 2010 and 2009, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 12 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in the United States, Canada, Bermuda, Singapore, the United Kingdom, the Netherlands and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets shall be reduced to their fair value.

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

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

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

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of December 31, 2010:

Year ending December 31:
2011	$130,587
2012	101,842
2013	82,680
2014	72,307
2015 and thereafter	57,187

Total future minimum lease payments receivable	$444,603

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

A functional currency is determined for each of the entities within the Company based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency, excluding its foreign subsidiaries, is the U.S. dollar. Assets and liabilities denominated in a

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange (losses) gains, reported in direct container expense in the consolidated statements of income were $(434), $38, and $17 for the years ended December 31, 2010, 2009 and 2008, respectively. For consolidation purposes, the financial statements are then translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income (loss).

(i)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. During several years prior to the year ended December 31, 2008, the Company experienced a significant increase in resale prices, as a result of (i) a lower number of containers available for sale due to higher utilization and (ii) the increased cost of new containers. Based on this extended period of higher container resale values and an expectation that new equipment prices will remain near current levels, the Company increased the estimated future residual values of its containers during 2008. These increases in residual values caused a decrease in depreciation expense of $7,200 ($6,984 after tax or $0.15 per diluted share) for the year ended December 31, 2008. No such adjustment of residual values was necessary for the years ended December 31, 2010 and 2009 and these newest residual values were used for the years ended December 31, 2010 and 2009. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

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

The Company has evaluated the recoverability of the recorded amount of container rental equipment at December 31, 2010 and 2009, and determined that a reduction in the carrying values of containers held for continued use was not required, but a write-down in the value of certain containers identified for sale was required.

During the years ended December 31, 2010, 2009 and 2008, the Company recorded impairments of $1,602, $1,973 and $546, which are included in depreciation expense in the consolidated statements of income, to write down the value of 4,244, 11,958 and 2,671 containers identified for sale,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

respectively, to their estimated fair value. The fair value was estimated based on recent gross sales proceeds. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. At December 31, 2010 and 2009, the carrying value of 631 and 3,156 containers identified for sale included impairment charges of $172 and $628, respectively. The carrying value of these containers identified for sale amounted to $376 and $2,411 as of December 31, 2010 and 2009, respectively, and is included in containers held for sale in the consolidated balance sheets.

During the years ended December 31, 2010, 2009 and 2008, the Company recorded the following net gain on sales of containers, included in gains on sale of containers, net in the consolidated statements of income:

	2010		2009		2008
	Units	Amount	Units	Amount	Units	Amount
Gains on sale of previously written down containers, net	6,767	$3,337	9,221	$1,140	2,585	$1,339
Gains on sale of containers not written down, net	30,724	24,287	35,024	10,971	32,665	16,482

Gains on sales of containers, net	37,491	$27,624	44,245	$12,111	35,250	$17,821

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

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

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

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the years ended December 31, 2010, 2009 and 2008, $8,796 or 34%, $15,013 or 38% and $9,791 or 38%, respectively, of the Company’s direct container expenses were paid in 18 different foreign currencies for the year ended December 31, 2010, 17 different foreign currencies for the year ended December 31, 2009 and 15 different foreign currencies for the year ended December 31, 2008. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for one major lessee (Customer A) which made up 10.8%, 12.5% and 10.0% of the Company’s lease rental income for the years ended December 31, 2010, 2009 and 2008, respectively, no other single lessees made up greater than 10% of the Company’s lease rental income for each those years. One single lessee (Customer A) accounted for 13.5% of the Company’s accounts receivable, net as of December 31, 2010 and two single lessees (Customer B and Customer A) accounted for 19.4% and 16.1%, respectively, of the Company’s accounts receivable, net as of December 31, 2009.

Total fleet lease rental income differs from reported lease rental income in that total fleet lease rental income comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned by the Owners from leases on containers in its managed fleet, while the Company’s reported lease rental income only comprises income associated with its owned fleet. The Company’s largest customer represented approximately 11.1% and 12.1% of the Company’s total fleet’s 2010 and 2009 leasing billings, respectively. The Company had no other customer that individually accounted for over 10% of the lease billings of the Company’s total fleet in 2010 and 2009 and no customer that individually accounted for over 10% of the lease billings of the Company’s total fleet in 2008. The Company currently has containers on-hire to more than 400 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

to freight forwarding companies and the U.S. military. The Company’s five largest customers accounted for approximately 32.3%, 34.8% and 34.0% of the Company’s total fleet’s 2010, 2009 and 2008 leasing billings, respectively. For the fiscal years ended December 31, 2010, 2009 and 2008, revenue from the Company’s 25 largest container lessees by lease billings represented 76.7%, 74.8% and 75.9% of the Company’s total fleet’s container lease billings, respectively, with revenue from the Company’s single largest container lessee accounting for $52.7 million, $51.4 million and $44.7 million or 11.1%, 12.1% and 9.8% of the Company’s total fleet’s container lease billings during the respective periods. A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition.

As of December 31, 2010 and 2009, approximately 95.1% and 95.8%, respectively, of the Company’ accounts receivable for its total fleet were from container lessees and customers outside of the U.S. As of December 31, 2010 and 2009, approximately 99.4% and 99.8% of the Company’s finance lease receivables for its total fleet were from container lessees and customers outside of the U.S. Except for the countries outside of the U.S. noted in the table below, customers in no other single countries made up greater than 10% of the Company’s total fleet container lease billings for the fiscal years ended December 31, 2010, 2009 and 2008.

Country	2010	2009	2008
People’s Republic of China	20.6%	18.8%	20.8%
France	11.4%	12.4%	n/a
Taiwan	n/a	10.7%	13.2%

(m)	Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps. At December 31, 2010 and 2009, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $88,904 and $74,698 at December 31, 2010 and 2009, respectively, compared to a book value of $91,341 and $80,551 at December 31, 2010 and 2009, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $869,596 and $639,591 at December 31, 2010 and 2009, respectively, compared to a book value of $889,197 and $686,896 at December 31, 2010 and 2009, respectively.

(n)	Derivative Instruments

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

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

As of the balance sheet dates, none of the derivative instruments is designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of income as unrealized (losses) gains on interest rate swaps, net.

(o)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of income.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as a method for determining the estimated fair value for employee share option awards. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award. Share-based compensation expense of $5,457, $3,493 and $3,022 was recorded as a part of long-term incentive compensation for the years ended December 31, 2010, 2009 and 2008 for share options and restricted share units awarded to employees under the 2007 Plan.

(p)	Comprehensive Income (Loss)

The Company reports changes in equity from all sources. The Company discloses the effect of its foreign currency translation adjustment as a component of other comprehensive income (loss).

(q)	Estimates

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

(r)	Reclassifications

Certain reclassifications of 2009 amounts have been made in order to conform with the 2010 financial statement presentation. On the Company’s consolidated balance sheet for the year ended December 31, 2009, containers, net of $9,756 was reclassified to containers held for sale and containers for resale of $1,271 was reclassified as trading containers. On the Company’s consolidated income statements for the years ended December 31, 2009 and 2008, gain on lost military containers, net of $865 and $2,252, respectively, was reclassified as $918 and $2,063 of trading container sales proceeds, respectively, $761 and $2,174 of gains on sale of containers, net, respectively, and $814 and $1,985 of cost of trading containers sold, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

(s)	Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised or converted into common shares. For the years ended December 31, 2010, 2009 and 2008, 18,286, 1,062,438 and 1,038,624 share options were excluded, respectively from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS for the years ended December 31, 2010, 2009 and 2008 is presented as follows:

Share amounts in thousands	2010	2009	2008
Numerator
Net income attributable to Textainer Group Holdings Limited common shareholders—basic and diluted EPS	$120,031	$90,776	$85,241
Denominator
Weighted average common shares outstanding—basic	48,108	47,761	47,605
Dilutive share options and restricted share units	1,199	424	222

Weighted average common shares outstanding—diluted	$49,307	$48,185	$47,827

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$2.50	$1.90	$1.79
Diluted	$2.43	$1.88	$1.78

(t)	Fair value measurements

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2010
Assets
Interest rate swaps	$—	$1,320	$—

Total	$—	$1,320	$—

Liabilities
Interest rate swaps	$—	$13,581	$—

Total	$—	$13,581	$—

December 31, 2009
Assets
Interest rate swaps	$—	$731	$—

Total	$—	$731	$—

Liabilities
Interest rate swaps	$—	$8,971	$—

Total	$—	$8,971	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2010 and 2009:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Years Ended December 31, 2010 and 2009
	(Level 1)	(Level 2)	(Level 3)	Total Impairments (2)
December 31, 2010
Assets
Containers held for sale (1)	$—	$376	$—	$1,602

Total	$—	$376	$—	$1,602

December 31, 2009
Assets
Containers held for sale (1)	$—	$2,411	$—	$1,973

Total	$—	$2,411	$—	$1,973

(1)	Represents the carrying value of containers included in containers held for sale in the consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.
(2)	Included in depreciation expense in the accompanying consolidated statements of income.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

The following table below presents additional information about liabilities measured at fair value for which Level 3 inputs were utilized to determine fair value for the year ended December 31, 2009:

	Asset	Liability
Balance as of December 31, 2008	$—	$19,387
Unrealized losses, net (1)	—	(3,903)
Transfer out of Level 3	—	(15,484)

Balance as of December 31, 2009	$—	$—

(1)	Included in unrealized (losses) gains on interest rate swaps, net in the consolidated income statement.

When the Company is required to write down the cost basis of its containers identified for sale to fair value less cost to sell, the Company measures the fair value of its containers identified for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers identified for sale to their estimated fair value less cost to sale.

The Company measures the fair value of its $460,120 notional amount of interest rate swaps under a Level 2 input. The Company changed from measuring the fair value of its interest rate swaps under a Level 3 input to a Level 2 input during the three months ended June 30, 2009 because it began determining the fair value estimate using observable market inputs. In addition, the liability valuation reflects the credit standing of the Company and the counterparties to the interest rate swaps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap agreements had a net fair value liability of $12,261 and $8,240 as of December 31, 2010 and 2009, respectively. The credit valuation adjustment (which was a reduction in the liability) was determined to be $45 and $10 as of December 31, 2010 and 2009, respectively. The change in fair value for the years ended December 2010, 2009 and 2008 of $(4,021), $11,147 and ($15,105), respectively, was recorded in the consolidated statement of income as unrealized (losses) gains on interest rate swaps, net.

(u)	Recently Issued Accounting Standards

The FASB issued ASU 2009-13 Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, which formally codifies the FASB’s ratification in September 2009 of Emerging Issues Task Force (“EITF”) Issue No. 08-1, Revenue Arrangements with Multiple Deliverables. ASU 2009-13 updates the current guidance pertaining to multiple-element revenue arrangements included in the FASB’s ASC Topic 605-25 Revenue Recognition—Multiple-Element Arrangements, which originated primarily from EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. ASU 2009-13 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company does not believe that the adoption of ASU 2009-13 will have a material effect on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. ASU 2010-06 provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for level 3 activity on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Accordingly, the Company adopted ASU 2010-6, with the exception of the reconciliation requirements for level 3 activity, on January 1, 2010, which had no effect on the Company’s consolidated financial position, results of operations or cash flows. The adoption of the reconciliation disclosure requirements of ASU 2010-6 for level 3 activity will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2020-10, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (Topic 310) (“ASU 2010-20”). The main objective of ASU 2010-20 is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. In the aftermath of the global economic crisis, effective financial reporting has become the subject of worldwide attention, with a focus on the urgent need for improved accounting standards in a number of areas, including financial instruments. ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. Currently, a high threshold for recognition of credit impairments impedes timely recognition of losses. ASU 2010-20 was effective for interim and annual reporting periods ending on or after December 15, 2010 for disclosures as of the end of a reporting period and will be effective for interim and annual reporting periods beginning on or after December 15, 2010 for disclosures about activity that occurs during a reporting period. Accordingly, the Company adopted the disclosures required by ASU 2010-20 at the end of a reporting period as of December 31, 2010. The Company does not believe the adoption of disclosures required by ASU 2010-20 for activity that occurs during a reporting period will have a material effect on its consolidated financial position, results of operations or cash flows.

(2)	Container Purchases

On November 1, 2010, the Company purchased approximately 23,400 containers that it had been managing for an institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for a total purchase price equal to $36,408. The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net of accumulated depreciation	$33,978
Other net assets	2,430

$36,408

On October 1, 2009, the Company purchased approximately 30,900 containers that it had been managing for Amphibious Container Leasing Limited (“Amficon”) for $63,676. No other assets or liabilities were purchased.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

On August 1, 2009, the Company purchased approximately 28,700 containers that it had been managing for an institutional investor, including related accounts receivable, due from owners, net, accounts payable and accrued expenses for a total purchase price equal to $34,173. The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net of accumulated depreciation	$33,015
Other net assets	1,158

Purchase price	$34,173

(3)	Purchase-leaseback Transactions

On March 31, 2009 and July 16, 2009, the Company completed purchase-leaseback transactions for approximately 5,900 and 28,900 containers, respectively, with a shipping line for total purchase prices of $1,361 and $11,914, respectively. The purchase price and leaseback rental rates were below market rates. The prepayment of the lease by the lessee by selling the containers at below-market prices to the Company was recorded as follows:

Containers, net of accumulated depreciation	$40,291
Deferred revenue—operating lease contracts	(27,016)

Purchase price	$13,275

The deferred revenue is being amortized to lease rental income over the three-year term of the lease contract. The balance of deferred revenue related to these purchase-leaseback transactions as of December 31, 2010 of $9,849 reflects reductions resulting from the amortization of the deferred revenue recorded at the time of purchase and reversals of deferred revenue related to containers that were returned by the lessee since the origination of the purchase-leaseback transactions that have been sold.

(4)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Fees from affiliated Owner	$4,837	$4,727	$6,014
Fees from unaffiliated Owners	22,410	18,668	20,807

Fees from Owners	27,247	23,395	26,821
Other fees	1,890	1,833	1,782

Total management fees	$29,137	$25,228	$28,603

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Affiliated Owner	$885	$1,114
Unaffiliated Owners	16,660	13,027

Total due to Owners, net	$17,545	$14,141

(5)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 52,485 and 43,445 containers under direct financing and sales-type leases as of December 31, 2010 and 2009, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container ownership segment and included in accounts receivable, net in the consolidated balance sheets, as of December 31, 2010 and 2009 were as follows:

	2010	2009
Future minimum lease payments receivable	$100,559	$96,550
Residual value of containers on sales-type leases	9,390	1,595
Less unearned income	(18,608)	(17,594)

Net investment in direct financing and sales-type leases	$91,341	$80,551

Amounts due within one year	$19,117	$17,225
Amounts due beyond one year	72,224	63,326

Net investment in direct financing and sales-type leases	$91,341	$80,551

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of December 31, 2010, the aging would be as follows:

1-30 days past due	$7,518
31-60 days past due	704
61-90 days past due	197
Greater than 90 days past due	124

Total past due	8,543
Current	92,016

Total future minimum lease payments	$100,559

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. Management does not set an internal credit score or obtain an external credit score as part of estimating the allowance as of period end. Based on management’s assessment, there was no allowance for doubtful accounts recorded related to the Company’s net investment in direct financing and sales-type leases as of December 31, 2010.

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2010:

Year ending December 31:
2011	$25,433
2012	25,437
2013	18,359
2014	14,325
2015 and thereafter	17,005

Total future minimum lease payments receivable	$100,559

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $7,303, $10,691 and $6,499 for the years ended December 31, 2010, 2009 and 2008 respectively.

(6)	Containers and Fixed Assets

Containers, net at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Containers	$1,799,050	$1,405,379
Less accumulated depreciation	(361,791)	(343,513)

Containers, net	$1,437,259	$1,061,866

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

Trading containers had carrying values of $404 and $1,271 as of December 31, 2010 and 2009 and are not subject to depreciation. Containers held for sale that had carrying values of $2,883 and $9,756 as of December 31, 2010 and 2009 are also not subject to depreciation. All owned containers are pledged as collateral for debt as of December 31, 2010 and 2009.

Fixed assets, net at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Computer equipment and software	$6,965	$6,852
Office furniture and equipment	1,766	1,796
Automobiles	136	176
Leasehold improvements	1,757	1,674

	10,624	10,498
Less accumulated depreciation	(8,820)	(8,512)

Fixed assets, net	$1,804	$1,986

(7)	Intangible Assets

On June 12, 2009, the Company purchased for $2,954 the exclusive rights to manage the approximately 154,000 TEU container fleet of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (collectively “Capital Intermodal”). The purchase price is being amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees. Amortization expense for the years ended December 31, 2010 and 2009 was $254 and $99, respectively.

On April 15, 2009, the Company purchased the exclusive rights to manage the approximately 145,000 TEU container fleet of Amficon for $10,600. The purchase price is being amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees. On October 1, 2009, the Company purchased approximately 53,000 TEU of the containers that it had been managing for Amficon for $63,676 cash and relinquished management rights for those containers previously recorded as an intangible asset of $3,378. Amortization expense for the years ended December 31, 2010 and 2009 was $641 and $814, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

The changes in the carrying amount of intangible assets during the years ended December 31, 2010, 2009 and 2008 are as follows:

Balance as of December 31, 2007	$72,646
Amortization expense of step acquisition adjustment related to lease contracts (1)	(916)
Amortization expense	(6,979)

Balance as of December 31, 2008	64,751

Additions arising from the Amficon, Capital Intermodal and other transactions	13,795
Amortization expense of step acquisition adjustment related to lease contracts (1)	(1,396)
Reduction arising from the relinquishment of management rights from the purchase of containers from Amficon	(3,378)
Amortization expense	(7,080)

Balance as of December 31, 2009	66,692

Amortization expense of step acquisition adjustment related to lease contracts (1)	(26)
Amortization expense	(6,544)

Balance as of December 31, 2010	$60,122

(1)	Represents a step acquisition adjustment related to the Company’s wholly owned subsidiary, Textainer Limited’s (“TL”) purchase of 3,000 additional Class A shares of TMCL on November 1, 2007. The adjustment was recorded to increase the balance of lease contracts to an amount that equaled the fair market value of the lease contracts on the date of the acquisition.

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2010:

Year ending December 31:
2011	$6,612
2012	7,113
2013	7,396
2014	7,465
2015 and thereafter	31,536

Total future amortization of intangible assets	$60,122

(8)	Accrued Expenses

Accrued expenses at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Accrued compensation	$6,266	$4,042
Direct container expense	2,557	3,106
Interest payable	1,580	1,045
Other	1,585	1,547

Total accrued expenses	$11,988	$9,740

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

(9)	Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense (benefit) for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

	2010	2009	2008
Current
Bermuda	$—	$—	$—
Foreign	3,187	3,657	972

	3,187	3,657	972

Deferred
Bermuda	—	—	—
Foreign	1,306	(186)	(1,843)

	1,306	(186)	(1,843)

	$4,493	$3,471	$(871)

The components of income before income taxes and noncontrolling interest were as follows:

	2010	2009	2008
Bermuda sources	$—	$—	$—
Foreign sources	138,257	108,801	93,051

	$138,257	$108,801	$93,051

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of income is as follows:

	2010	2009	2008
Bermuda tax rate	0.00%	0.00%	0.00%
Foreign tax rate	1.63%	1.05%	-1.60%
Tax uncertainties	1.62%	2.14%	0.66%

	3.25%	3.19%	-0.94%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the current and non-current deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented below:

	2010	2009
Current deferred tax assets
Other	$1,895	$1,463

Current deferred tax assets	1,895	1,463

Non-current deferred tax assets
Net operating loss	5,797	5,495
Other	1,220	1,374

Non-current deferred tax assets	7,017	6,869

Non-current deferred tax liabilities
Containers, net	15,182	13,243
Other	467	520

Non-current deferred tax liabilities	15,649	13,763

Net deferred tax liability	$6,737	$5,431

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

The Company has net operating loss carry-forwards of $17,001 that will begin to expire from December 31, 2017 through December 31, 2030 if not utilized.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2010, cumulative earnings of approximately $35,091 would be subject to income taxes of approximately $10,450 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, State of New Jersey, State of Texas, State of Illinois, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. With the exception of two foreign tax returns of two foreign subsidiaries, the Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2004.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

The 2004 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited (“TEMUS”) and the 2004 and 2005 United States tax returns for TGH’s subsidiary TL were examined by the Internal Revenue Service (the “IRS”). In May 2008, the Company received notification from the IRS that they had completed their examination and made no changes to the amount of tax reported. As a result, the Company reduced the amount of unrecognized tax benefits and recognized a tax provision reduction during the year ended December 31, 2008. The Company’s effective tax rate reflects the recognition of this $4,191 tax provision reduction.

In May of 2009, the Company received notification from the Internal Revenue Service that the 2007 and 2008 United States tax return for TEMUS had been selected for examination. In May 2010, the Company received notification from the IRS that they had completed their examination, making changes to the 2007 and 2008 taxable income of TEMUS which did not significantly alter the Company’s income tax for these years. As a result, the Company reduced the amount of unrecognized tax benefits and recognized a tax provision reduction during the year ended December 31, 2010. The Company’s effective tax rate reflects the recognition of this $2,259 tax provision reduction.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2010 and 2009 are as follows:

Balance at January 1, 2009	$14,692
Increases related to prior year tax positions	152
Decreases related to prior year tax positions	—
Increases related to current year tax positions	3,211
Settlements	—
Lapse of statute of limitations	(967)

Balance at December 31, 2009	17,088
Increases related to prior year tax positions	—
Decreases related to prior year tax positions	(2,259)
Increases related to current year tax positions	8,007
Settlements	—
Lapse of statute of limitations	(3,287)

Balance at December 31, 2010	$19,549

If the unrecognized tax benefits of $19,549 at December 31, 2010 were recognized, tax benefits in the amount of $19,107 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2010 will decrease by $4,079 in the next twelve months due to expiration of the statute of limitations, of which $3,993 would reduce our annual effective tax rate.

Interest and penalty (benefit) expense recorded during 2010 amounted to $(381) and $0, respectively. Total accrued interest and penalties as of December 31, 2010 were $649 and $0, respectively, and were included in non-current income taxes payable. Interest and penalty expense (benefit) recorded during 2009 amounted to $115 and $(41), respectively. Total accrued interest and penalties as of December 31, 2009 were $1,031 and $0, respectively, and were included in non-current income taxes payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

(10)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2010 and 2009:

Revolving Credit Facilities, Bonds Payable and Secured Debt Facility	2010	2009
Revolving Credit Facility, weighted average interest at 1.29% and 1.25% at December 31, 2010 and 2009, respectively	$104,000	$79,000
2005-1 Bonds, interest at 0.79% and 0.76% at December 31, 2010 and 2009, respectively	227,070	278,375
Secured Debt Facility, weighted average interest at 3.01% and 1.48% at December 31, 2010 and 2009, respectively	558,127	329,521

Total debt obligations	$889,197	$686,896

Amount due within one year	$51,500	$68,000

Amounts due beyond one year	$837,697	$618,896

Revolving Credit Facilities

A Company subsidiary, TL, has a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $205,000 (which includes a $50,000 letter of credit facility) (the “Credit Facility”). The Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the Credit Facility at December 31, 2010 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. Total outstanding principal under the Credit Facility was $104,000 and $79,000 as of December 31, 2010 and 2009, respectively. The Company had no outstanding letters of credit under the Credit Facility as of December 31, 2010 and 2009.

The Credit Facility is secured by the Company’s containers and under the terms of the Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the Credit Facility, as limited by the Company’s borrowing base, was $36,757 as of December 31, 2010.

TGH acts as a guarantor of the Credit Facility. The Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at December 31, 2010. There is a commitment fee of 0.20% to 0.30% on the unused portion of the Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

Bonds Payable and Secured Debt Facility

In 2005, one of the Company’s subsidiaries, TMCL, issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

maximum payment term of 15 years. During the year ended December 31, 2009, the Company repurchased $65,000 of aggregate original face amount or $39,917 in aggregate outstanding principal amount of its 2005-1 Bonds for $20,234. As a result of these purchases, the Company recognized a gain on early extinguishment of debt during the year ended December 31, 2009 of $19,938, net of the write-off of deferred debt financing costs of $285. Based on the outstanding principal amount at December 31, 2010 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bond principal has been insured by Ambac Assurance Corporation and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

The Company’s primary ongoing container financing requirements are funded by revolving notes issued by TMCL. On June 29, 2010, TMCL amended certain terms of the Indenture and prepaid its Series 2001-01 Notes, which had previously been issued under the Indenture and under which TMCL had an available commitment of $475,000, and issued a new series of notes, the Series 2010-1 Notes (the “Secured Debt Facility”) under which there was a commitment of $750,000 as of December 31, 2010 (but TMCL exercised an option to increase the maximum commitment by $100,000 for a total commitment of $850,000 on March 15, 2011). The additional amount (when taking into account the prepayment and termination of the Series 2000-1 Notes and issuance of the Series 2010-1 Notes in lieu therof) available for borrowing under the Secured Debt Facility, as limited by the Company’s borrowing base, was $146,122 as of December 31, 2010. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (currently set at June 29, 2012), with a provision for the Secured Debt Facility to amortize over a 10-year, but not to exceed the maximum term of a 15-year period beginning on the Conversion Date. The interest rate on the Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.75% during the revolving period prior to the Conversion Date. There is also a commitment fee of 0.75% on the unused portion of the Secured Debt Facility until December 31, 2010, which is payable monthly in arrears. After December 31, 2010, during the remainder of the two-year revolving period, the commitment fee on the unused portion of the Secured Debt Facility will be 0.75% if total borrowings under the Secured Debt Facility equal 50% or more of the total commitment or 1.00% if total borrowings are less than 50% of the total commitment. If the Secured Debt Facility is not refinanced or renewed prior to the new Conversion Date, the interest rate would increase based on pre-agreed terms during the 10 or 15 year amortization period that follows.

Under the terms of the 2005-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $1,370,868 as of December 31, 2010. The 2005-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, in which TMCL and TGH’s container management subsidiary were in full compliance at December 31, 2010.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

The following is a schedule by year, of future scheduled repayments, as of December 31, 2010:

	Revolving Credit Facility	2005-1 Bonds(1)	Secured Debt Facility(1)
Year ending December 31:
2011	$—	$51,500	$—
2012	—	51,500	27,925
2013	104,000	51,500	55,850
2014	—	51,500	55,850
2015 and thereafter	—	21,458	418,875

	$104,000	$227,458	$558,500

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $388 and $373, respectively, related to TL’s purchase of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

The future repayments schedule for the Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a ten-year fully amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its bonds payable and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of December 31, 2010:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.23% and 5.63% per annum, nonamortizing notional amounts, with termination dates through November 2015	$135,100
Interest rate swap contracts with several banks, with fixed rates between 0.97% and 3.96% per annum, amortizing notional amounts, with termination dates through December 2015	460,120

Total notional amount as of December 31, 2010	$595,220

During January 2011, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR rate fixed at 1.78% per annum, in amortizing notional amount with initial notional amount of $70,000 and a term from January 18, 2011 through January 15, 2015.

During January 2011, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR fixed rate at 3.26% per annum, in non-amortizing notional amount of $10,000 and a term from January 18, 2011 through January 15, 2012.

During February 2011, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR rate fixed at 3.26% per annum, in non-amortizing notional amount of $30,000 and a term from February 15, 2011 through May 15, 2011.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

During March 2011, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR fixed rate at 3.26% per annum, in non-amortizing notional amount of $50,000 and a term from March 15, 2011 through June 15, 2011.

During March 2011, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR fixed rate at 3.26% per annum, in non-amortizing notional amount of $10,000 and a term from March 15, 2011 through June 15, 2011.

The Company’s interest rate swap agreements had a net fair value asset and liability of $1,320 and $13,581, respectively, as of December 31, 2010 and a fair value asset and liability of $731 and $8,971, respectively, as of December 31, 2009, which are inclusive of counterparty risk. The primary external risk the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at December 31, 2010. The Company does not have any master netting arrangements with its counterparties, The change in fair value was recorded in the consolidated statement of income as unrealized (losses) gains on interest rate swaps, net.

(11)	Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in three reportable segments: Container ownership, Container management and Container resale. In 2010, the Company reviewed its reportable segments and determined that its previously reported Military management segment was not materially different from its Container management segment. Accordingly, the Company reclassified balances that were previously reported in its Military management segment into its Container management segment. The following tables show segment information for the years ended December 31, 2010, 2009 and 2008, reconciled to the Company’s income before taxes as shown in its consolidated statements of income:

	Container	Container	Container
2010	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$234,577	$1,250	$—	$—	$—	$235,827
Management fees	—	48,028	10,086	—	(28,977)	29,137
Trading container sales proceeds	—	—	11,291	—	—	11,291
Gains on sale of containers, net	27,617	7	—	—	—	27,624

Total revenue	$262,194	$49,285	$21,377	$—	$(28,977)	$303,879

Depreciation expense	$60,398	$779	$—	$—	$(2,205)	$58,972

Interest expense	$18,151	$—	$—	$—	$—	$18,151

Unrealized losses on interest rate swaps, net	$4,021	$—	$—	$—	$—	$4,021

Segment income before taxes	$119,772	$15,901	$7,995	$(2,815)	$(2,596)	$138,257

Total assets	$1,660,626	$114,060	$996	$3,290	$(31,765)	$1,747,207

Purchases of long-lived assets	$504,650	$601	$—	$—	$—	$505,251

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

	Container	Container	Container
	Ownership	Management	Resale	Other	Eliminations	Totals

2009
Lease rental income	$188,431	$1,348	$—	$—	$—	$189,779
Management fees	—	37,384	9,601	—	(21,757)	25,228
Trading container sales proceeds	—	—	11,843	—	—	11,843
Gains on sale of containers, net	12,114	(3)	—	—	—	12,111

Total revenue	$200,545	$38,729	$21,444	$—	$(21,757)	$238,961

Depreciation expense	$49,596	$790	$—	$—	$(1,913)	$48,473

Interest expense	$11,750	$—	$—	$—	$—	$11,750

Unrealized gains on interest rate swaps, net	$11,147	$—	$—	$—	$—	$11,147

Segment income before taxes	$95,178	$9,981	$7,993	$(2,686)	$(1,665)	$108,801

Total assets	$1,259,050	$122,381	$2,463	$2,109	$(25,980)	$1,360,023

Purchases of long-lived assets	$157,351	$11,790	$—	$—	$—	$169,141

	Container	Container	Container
2008	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$194,795	$3,805	$—	$—	$—	$198,600
Management fees	—	44,643	9,113	—	(25,153)	28,603
Trading container sales proceeds	—	—	36,294	—	—	36,294
Gains on sale of containers, net	17,823	(2)	—	—	—	17,821

Total revenue	$212,618	$48,446	$45,407	$—	$(25,153)	$281,318

Depreciation expense	$49,709	$748	$—	$—	$(1,557)	$48,900

Interest expense	$26,227	$—	$—	$—	$—	$26,227

Unrealized losses on interest rate swaps, net	$15,105	$—	$—	$—	$—	$15,105

Segment income before taxes	$67,908	$17,598	$13,223	$(2,563)	$(3,115)	$93,051

Total assets	$1,189,272	$134,283	$2,578	$1,812	$(24,178)	$1,303,767

Purchases of long-lived assets	$293,889	$926	$—	$—	$—	$294,815

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

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

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

(12)	Commitments and Contingencies

(a)	Leases

The Company has entered into several operating leases for office space. Rent expense amounted to $1,594, $1,655 and $1,642 for the years ended December 31, 2010, 2009 and 2008, respectively.

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2010 were as follows:

Operating leasing
Year ending December 31:
2011	$1,471
2012	1,423
2013	1,303
2014	1,319
2015 and thereafter	2,990

Total	$8,506

(b)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s Secured Debt Facility and 2005-1 Bonds. The total balance of these restricted cash accounts was $15,034 and $6,586 as of December 31, 2010 and 2009, respectively.

(13)	Share Option and Restricted Share Unit Plans

As of December 31, 2010, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. At December 31, 2010, 1,845,881 shares were available for future issuance under the 2007 Plan.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

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

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010, each employee’s restricted share units vest in increments of 25% per year.

The following is a summary of activity in the Company’s 2007 Plan for the years ended December 31, 2010, 2009 and 2008:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2007	1,044,734	$16.50
Options granted during the period	251,418	$7.19
Options forfeited during the period	(12,140)	$16.50

Balances, December 31, 2008	1,284,012	$14.68
Options granted during the period	218,904	$16.97

Balances, December 31, 2009	1,502,916	$15.01
Options granted during the period	151,687	$28.26
Options exercised during the period	(364,046)	$15.41
Options forfeited during the period	(32,475)	$14.49

Balances, December 31, 2010	1,258,082	$16.51

Options exercisable at December 31, 2010	218,202	$15.63

Options vested and expected to vest at December 31, 2010	1,211,087	$16.39

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2007	1,042,962	$14.12
Share units granted during the period	251,418	$4.31
Share units vested during the period	(100)	$14.12
Share units forfeited during the period	(12,140)	$14.12

Balances, December 31, 2008	1,282,140	$12.20
Share units granted during the period	220,397	$14.09
Share units vested during the period	(156,031)	$14.11

Balances, December 31, 2009	1,346,506	$12.28
Share units granted during the period	152,687	$25.62
Share units vested during the period	(193,241)	$12.20
Share units forfeited during the period	(40,056)	$12.04

Balances, December 31, 2010	1,265,896	$13.90

Share units outstanding and expected to vest at December 31, 2010	1,184,597	$14.06

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

The estimated weighted average grant date fair value of share options granted during 2010, 2009 and 2008 was $9.82, $4.69 and $0.60 per share, respectively. As of December 31, 2010, $12,967 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.31 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $28.49 per share as of December 31, 2010 was $2,806. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2010.

The following table summarizes information about share options exercisable and outstanding at December 31, 2010:

	Share options exercisable		Share options outstanding
	Number of shares (in thousands)	Weighted average exercise price	Number of shares (in thousands)	Weighted average exercise price
Range of per-share exercise prices
$7.10 - $7.10	19,686	$7.10	198,264	$7.10
$14.01 - $14.01	1,728	14.01	3,456	14.01
$16.50 - $16.50	196,788	16.50	694,371	16.50
$16.97 - $16.97	—	—	210,304	16.97
$28.26 - $28.26	—	—	151,687	28.26

	218,202	$15.63	1,258,082	$16.51

The weighted average contractual life of options exercisable and outstanding as of December 31, 2010 was 6.9 years and 7.7 years, respectively.

The fair value of each share option granted under the 2007 Plan was estimated on the date of grant using the Black-Scholes option pricing model for the years ended December 31, 2010, 2009 and 2008 with the following assumptions:

	2010	2009	2008
Risk-free interest rates	2.0%	2.6%	2.5%
Expected terms (in years)	6.3	6.3	6.3
Expected common share price volatilities	50.1%	46.0%	35.3%
Expected dividends	3.8%	5.4%	13.0%
Expected forfeitures	5.0%	5.0%	5.0%

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2010, 2009, and 2008

(All currency expressed in U.S. dollars in thousands)

(14)	Dividend

On February 8, 2011, the Company’s board of directors approved and declared a quarterly cash dividend of $0.29 per share on the Company’s issued and outstanding common shares, payable on March 1, 2011 to shareholders of record as of February 22, 2011.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2010 and 2009

(All currency expressed in United States dollars in thousands)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$2,133	$1,807
Prepaid expenses	266	298
Due from affiliates, net	728	776
Other assets	165	—

Total current assets	3,292	2,881
Investments in subsidiaries	581,369	498,344
Other assets	—	4

Total assets	$584,661	$501,229

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$779	$916

Total current liabilities	779	916

Shareholders’ equity:
Common shares	483	478
Additional paid-in capital	181,602	170,497
Accumulated other comprehensive loss	(52)	(111)
Retained earnings	401,849	329,449

Total shareholders’ equity	583,882	500,313

Total liabilities and shareholders’ equity	$584,661	$501,229

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF INCOME

Parent Company Information

Years Ended December 31, 2010, 2009 and 2008

(All currency expressed in United States dollars in thousands)

	2010	2009	2008
Operating expenses:
General and administrative expense	$2,818	$2,765	$2,598

Total operating expenses	2,818	2,765	2,598

Loss from operations	(2,818)	(2,765)	(2,598)

Other income:
Equity in net income of subsidiaries	122,846	93,459	87,780
Interest income	—	—	41
Other income	3	93	18

Net other income	122,849	93,552	87,839

Income before income tax	120,031	90,787	85,241
Income tax expense	—	(11)	—

Net income	$120,031	$90,776	$85,241

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2010, 2009 and 2008

(All currency expressed in United States dollars in thousands)

	2010	2009	2008
Cash flows from operating activities:
Net income	$120,031	$90,776	$85,241

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiaries	(122,846)	(93,459)	(87,780)
Distributions received from subsidiaries	40,500	43,600	55,000
Share-based compensation	5,457	3,493	3,022
Decrease (increase) in:
Accounts receivable, net	(165)	—	—
Prepaid expenses	32	(250)	450
Other assets	4	(4)	—
Increase (decrease) in:
Accrued expenses	483	59	111

Total adjustments	(76,535)	(46,561)	(29,197)

Net cash provided by operating activities	43,496	44,215	56,044

Cash flows from investing activities:
(Increase) decrease in investments in subsidiaries, net	(679)	625	803

Net cash (used in) provided by investing activities	(679)	625	803

Cash flows from financing activities:
Issuance of common shares upon exercise of share options	5,033	—	—
Initial public offering costs	—	—	(31)
Repayments of notes receivable from shareholders	—	—	432
Dividends paid	(47,631)	(43,940)	(42,368)
Due to (from) affiliates, net	48	155	(14,166)

Net cash used in financing activities	(42,550)	(43,785)	(56,133)

Effect of exchange rate changes	59	113	(803)

Net increase (decrease) in cash and cash equivalents	326	1,168	(89)

Cash and cash equivalents, beginning of the year	1,807	639	728

Cash and cash equivalents, end of the year	$2,133	$1,807	$639

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2010, 2009 and 2008

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Additions/ (Deductions)	Balance at End of Period
December 31, 2008
Accounts receivable, allowance for doubtful accounts	$3,160	$3,663	$(968)	$5,855

December 31, 2009
Accounts receivable, allowance for doubtful accounts	$5,855	$3,304	$(812)	$8,347

December 31, 2010
Accounts receivable, allowance for doubtful accounts	$8,347	$145	$161	$8,653