Form 20-F
period 2011-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2012-03-15
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Christopher C. Morris

Textainer Group Holdings Limited

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

ccm@textainer.com

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

48,951,114 Common Shares

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

Large accelerated filer   ☐             Accelerated filer   ☒            Non-accelerated filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17   ☐     Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to: (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “container investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African container and logistics company, listed on the JSE Limited in Johannesburg, South Africa, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns a majority of our common shares (such interest, “beneficiary interest”). See Item 4, “Information on the Company” for an explanation of the relationship between Trencor and us.

Dollar amounts in this Annual Report on Form 20-F are expressed in thousands, unless otherwise indicated.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Annual Report on Form 20-F, including the sections entitled Item 3, “Key Information — Risk Factors,” and Item 5, “Operating and Financial Review and Prospects,” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Forward-looking statements include, among others, statements regarding: (i) our belief that a decline in container production similar to declines in 2008 and 2009 will not occur in 2012; (ii) our intention to continue purchasing new containers to replace older containers and increase the size of our fleet; (iii) our intention to actively seek accretive acquisition opportunities in the near future; (iv) our expectation that purchase and leaseback transactions will enable us to buy attractively priced containers and place them on lease; (v) our belief that we can continue to grow our fleet and therefore our revenue without a proportionate increase in our headcount; (vi) the possibility that many shipping lines will find it more cost-effective to extend leases on in-fleet containers than either buying or leasing new ones; (vii) our belief that the diversity in our funding and our access to public equity markets provide us with an advantage in cost and availability of capital; (viii) our belief that many of our customers will renew leases for containers that are less than sale age; (ix) our belief that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth; (x) our expectation that utilization may continue its slight decline during the first quarter of 2012, but that the overall level will remain attractive and may level off or start to improve during the second quarter of 2012; (xi) our belief that with 78% of our owned and managed fleet committed to long-term and direct financing and sales-type leases, we have a sizeable contracted revenue stream which will continue to provide our shareholders with attractive returns; (xii) our beliefs regarding the impact from our adoption of new accounting standards; (xiii) our belief that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months; and (xiv) our expectation that we will generate sufficient operating cash flow to meet our ongoing contractual obligations in the forseeable future.

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

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2011, 2010 and 2009 and under the heading “Balance Sheet Data” as of December 31, 2011 and 2010 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2008 and 2007 and under the heading “Balance Sheet Data” as of December 31, 2009, 2008 and 2007 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” are not audited. Certain reclassifications of prior year amounts have been made in order to conform with the 2011 financial statement presentation. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Years Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income	$327,627	$235,827	$189,779	$198,600	$192,342
Management fees	29,324	29,137	25,228	28,603	24,125
Trading container sales proceeds	34,214	11,291	11,843	36,294	31,994
Gains on sale of containers, net	31,631	27,624	12,111	17,821	17,929

Total revenues	422,796	303,879	238,961	281,318	266,390

Operating expenses:
Direct container expense	18,307	25,542	39,062	25,709	32,895
Cost of trading containers sold	29,456	9,046	9,721	28,581	26,712
Depreciation expense	83,177	58,972	48,473	48,900	48,757
Amortization expense	6,110	6,544	7,080	6,979	3,677
General and administrative expense	23,495	21,670	20,304	20,991	18,063
Short-term incentive compensation expense	4,921	4,805	2,924	4,257	4,094
Long-term incentive compensation expense	5,950	5,318	3,575	3,148	932
Bad debt expense, net	3,007	145	3,304	3,663	1,133
Gain on sale of containers to noncontrolling interest	(19,773)	—	—	—	—

Total operating expenses	154,650	132,042	134,443	142,228	136,263

Income from operations	268,146	171,837	104,518	139,090	130,127

	Fiscal Years Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)
Other income (expense):
Interest expense	(44,891)	(18,151)	(11,750)	(26,227)	(37,094)
Gain on early extinguishment of debt	—	—	19,398	—	—
Interest income	32	27	61	1,482	3,422
Realized (losses) gains on interest rate swaps and caps, net	(10,824)	(9,844)	(14,608)	(5,986)	3,204
Unrealized (losses) gains on interest rate swaps and caps, net	(3,849)	(4,021)	11,147	(15,105)	(8,274)
Other, net	(115)	(1,591)	35	(203)	56

Net other (expense) income	(59,647)	(33,580)	4,283	(46,039)	(38,686)

Income before income tax and noncontrolling interest	208,499	138,257	108,801	93,051	91,441
Income tax (expense) benefit	(4,481)	(4,493)	(3,471)	871	(6,847)

Net income	204,018	133,764	105,330	93,922	84,594
Less: Net income attributable to the noncontrolling interest	(14,412)	(13,733)	(14,554)	(8,681)	(16,926)

Net income attributable to Textainer Group Holdings Limited common shareholders	$189,606	$120,031	$90,776	$85,241	$67,668

Net income per share:
Basic	$3.88	$2.50	$1.90	$1.79	$1.66
Diluted	$3.80	$2.43	$1.88	$1.78	$1.66
Weighted average shares outstanding:
Basic	48,859	48,108	47,761	47,605	40,800
Diluted	49,839	49,307	48,185	47,827	40,841
Other Financial and Operating Data (unaudited):
Cash dividends declared per common share	$1.28	$0.99	$0.92	$0.89	$1.14
EBITDA(1)	$332,212	$218,995	$168,681	$177,746	$154,022
Purchase of containers and fixed assets	$823,694	$402,286	$137,387	$305,251	$201,523
Utilization rate	98.30%	95.40%	87.20%	94.80%	93.90%
Total fleet in TEU (as of the end of the period)	2,469,039	2,314,219	2,239,037	2,043,778	2,039,759
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$74,816	$57,081	$56,819	$71,490	$69,447
Containers, net	1,903,855	1,437,259	1,061,866	999,411	856,874
Net investment in direct finance and sales-type leases	110,196	91,341	80,551	91,719	57,191
Total assets	2,310,204	1,747,207	1,360,023	1,303,767	1,128,346
Long-term debt (including current portion)	1,509,191	889,197	686,896	724,643	581,414
Total liabilities	1,625,278	1,076,640	786,758	795,760	674,513
Total Textainer Group Holdings Limited shareholders’ equity	683,828	583,882	500,313	449,609	404,116
Noncontrolling interest	1,098	86,685	72,952	58,398	49,717

(1)	EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense (benefit), net income attributable to the noncontrolling interest, depreciation and amortization expense, gain on sale of containers to noncontrolling interest and the related impact on net income attributable to the noncontrolling interest) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows.

The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to EBITDA and a reconciliation of net cash provided by operating activities to EBITDA:

	Fiscal Years Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
	(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$189,606	$120,031	$90,776	$85,241	$67,668
Adjustments:
Interest income	(32)	(27)	(61)	(1,482)	(3,422)
Interest expense	44,891	18,151	11,750	26,227	37,094
Realized losses (gains) on interest rate swaps and caps, net	10,824	9,844	14,608	5,986	(3,204)
Unrealized losses (gains) on interest rate swaps and caps, net	3,849	4,021	(11,147)	15,105	8,274
Income tax expense (benefit)	4,481	4,493	3,471	(871)	6,847
Net income attributable to the noncontrolling interest	14,412	13,733	14,554	8,681	16,926
Depreciation expense	83,177	58,972	48,473	48,900	48,757
Amortization expense	6,110	6,544	7,080	6,979	3,677
Gain on sale of containers to noncontrolling interest	(19,773)	—	—	—	—
Impact of reconciling items on net income attributable to the noncontrolling interest	(5,333)	(16,767)	(10,823)	(17,020)	(28,595)

EBITDA	$332,212	$218,995	$168,681	$177,746	$154,022

	Fiscal Years Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
	(Unaudited)
Reconciliation of EBITDA:
Net cash provided by operating activities	$213,345	$163,883	$113,762	$136,409	$141,832
Adjustments:
Bad debt expense, net	(3,007)	(145)	(3,304)	(3,663)	(1,133)
Amortization of debt issuance costs	(8,101)	(4,399)	(2,176)	(2,693)	(1,395)
Amortization of acquired below (above)-market leases	411	(26)	(1,456)	(963)	—
Amortization of deferred revenue	9,181	7,082	4,462	—	—
Amortization of unearned income on direct financing and sales-type leases	9,055	7,853	8,625	5,855	2,602
Gains on sale of containers, net	31,631	27,624	12,111	17,821	17,645
Gain on early extinguishment of debt	—	—	19,398	—	—
Share-based compensation expense	(6,177)	(5,457)	(3,493)	(3,022)	(911)
Interest income	(32)	(27)	(61)	(1,482)	(3,422)
Interest expense	44,891	18,151	11,750	26,227	37,094
Realized losses (gains) on interest rate swaps and caps, net	10,824	9,844	14,608	5,986	(3,204)
Income tax expense (benefit)	4,481	4,493	3,471	(871)	6,847
Increase (decrease) in:
Accounts receivable, net	25,924	8,828	8,804	8,303	4,473
Trading containers, net	12,566	(867)	(325)	(2,214)	(164)
Prepaid expenses and other current assets	7,046	2,140	(1,538)	(2,444)	411
Due from affiliates, net	—	(126)	87	30	(6)
Other assets	(4,736)	1,561	805	2,249	381
Decrease (increase) in:
Accounts payable	3,680	2,782	(4,156)	(310)	6
Accrued expenses	(6,503)	(2,868)	210	903	1,357
Deferred revenue	(6,713)	2,311	3,581	—	—
Due to owners, net	1,733	(3,404)	(3,264)	7,142	(11,449)
Long-term income tax payable	(1,908)	(2,165)	(2,582)	(341)	(7,821)
Deferred taxes, net	(46)	(1,306)	185	1,844	(526)
Impact of reconciling items on net income attributable to the noncontrolling interest	(5,333)	(16,767)	(10,823)	(17,020)	(28,595)

EBITDA	$332,212	$218,995	$168,681	$177,746	$154,022

(2)	We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated as held-for-sale units.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The demand for leased containers depends on many factors beyond our control.

Substantially all of our revenue comes from activities related to the leasing, managing and selling of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers and sourcing capital required to purchase containers depends, in part, upon the continued demand for leased containers.

Demand for containers depends largely on the rate of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. Economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies could result in a reduction in world trade volume and demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur. Other material factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, competitive pressures and consolidation in the container shipping industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerized goods outside their area of production;

•	the availability and terms of container financing;

•	fluctuations in interest rates and currency exchange rates;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•	consolidation, withdrawal or insolvency of individual container lessees in the container leasing industry;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies or interfere with trade, such as the 2011 earthquake and tsunami in Japan; and

•	other political and economic factors.

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

The past several years have been characterized by weak domestic and global economic conditions, inefficiencies and uncertainty in the credit markets, a low level of liquidity in many financial markets and extreme volatility in many equity markets and increasing sovereign credit risks. Although these conditions appear to be somewhat abating and domestic and global growth seems to be underway, it is not yet clear whether a sustainable recovery is currently taking place domestically or internationally. Any deceleration or reversal of the relatively slow and modest domestic and global economic recoveries could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•

Containerized cargo volume growth — A contraction or slowdown in containerized cargo volume growth or negative containerized cargo volume growth would likely create lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets.

•

Credit availability and access to equity markets — Issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, a high level of volatility in the equity markets could make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted.

•

Credit availability to our customers — We believe that many of our customers are reliant on liquidity from global credit markets and, in some cases, require external financing to fund their operations. As a consequence, if our customers lack liquidity, it would likely negatively impact their ability to pay amounts due to us.

Lease and/or utilization rates may decrease, which could harm our business, results of operations and financial condition.

We compete mostly on price and the availability of containers. Lease rates for our containers depend on a large number of factors, including the following:

•	the supply of, and demand for, containers available;

•	the price of new containers (which is positively correlated with the price of steel);

•	the type and length of the lease;

•	interest rates;

•	embedded residual assumptions;

•	the type and age of the container;

•	the location of the container being leased;

•	the quantity of containers available for lease by our competitors; and

•	lease rates offered by our competitors.

Most of these factors are beyond our control. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies, overproduction of new containers by factories and the over-buying by shipping lines, leasing competitors and tax-driven container investors. For example, during 2001 and again in the second quarter of 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and shipping lines, led to decreased utilization rates. The impact to us of any future decrease in lease rates may be more severe than past rate decreases due to the substantial growth in our owned fleet in the past few years and the relatively high prices paid for new containers in the past year that were initially leased at historically high rates. If future market lease rates decrease, revenues generated by our fleet will likely be adversely affected, which could harm our business, results of operations, cash flows and financial condition.

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

We believe that the risk of lessee defaults in 2012 may be higher than in 2011. Freight rates on the major trades lanes were severely pressured in 2011 by excess vessel capacity due to new ship production and the re-activation of previously laid up vessels. Additionally, high fuel costs continue to impact the financial performance of shipping lines. Due to these factors, many shipping lines reported large losses in 2011. While containerized trade grew in 2011, it was not sufficient to fully utilize the increased vessel capacity. Existing excess vessel capacity and continued new vessel deliveries are expected to pressure freight rates for some time. As a result we face an increased risk that our financial performance and cash flow could be severely affected by defaults by our customers.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers, these costs directly reduce our income and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms or at all. Any such future defaults could harm our business, results of operations and financial condition.

Sustained reduction in the prices of new containers could harm our business, results of operations and financial condition.

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

If we are unable to lease our new containers shortly after we purchase them, our business, results of operations, cash flows and financial condition may be harmed.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel, which is a major component used in the manufacture of new containers. In the past five years, we have purchased new standard 20’ dry freight containers at prices ranging from $1,730 per container to $2,995 per container. Our average new container cost per CEU increased 2.1% during 2011. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the higher cost of the previously purchased containers. This decline could harm our business, results of operations and financial condition.

We face risks associated with re-leasing containers after their initial long term lease.

Containers have a useful economic life that is generally between 12 and 15 years. When we purchase newly produced containers, we typically lease them out under long-term leases with terms of 3 to 5 years at a lease rate that is correlated to the price paid for the container. As containers leased under term leases are not leased out for their full economic life, we face risks associated with re-leasing containers after their initial long term lease at a rate that continues to provide a reasonable economic return based on the initial purchase price of the container. If prevailing container lease rates decline significantly between the time a container is initially leased out and when its initial long term lease expires, or if overall demand for containers declines, we may be unable to earn a sufficient lease rate from the re-leasing of containers when their initial term leases expire. This could materially adversely impact our results and financial performance.

Sustained reduction in the production of new containers could harm our business, results of operations and financial condition.

The lack of new production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.0% in 2010 and 8.6% in 2011. During the period of decline in the world container fleet, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011, if there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

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

In particular, the availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. Due to consolidation in the container manufacturing industry, two major manufacturers have approximately 70% of that industry’s market share. Their increased bargaining position in 2011 led to a temporary spike in container prices. If the increased cost of purchasing containers is not matched by an increase in lease rates, our business, results of operations and financial conditions would be harmed.

A contraction or slowdown in containerized cargo growth or negative containerized cargo growth would lead to a surplus of containers and a lack of storage space, which could negatively impact us.

We depend on third party depot operators to repair and store our equipment in port areas throughout the world. Growth in the world’s container fleet has significantly outpaced growth in depot capacity and even in the current period of historically high utilization, we are experiencing limited depot capacity in certain major port cities, including Singapore, Hong Kong and Pusan. Additionally, the land occupied by depots is increasingly being considered prime real estate, as it is costal land in or near major cities, and this land may be developed into other uses or there may be increasing restrictions on depot operations by local communities. This could increase depots costs and in some cases force depots to relocate to sites further from the port areas. If these changes affect a large number of our depots, or if we experience a period of lower container utilization, it could significantly increase the cost of maintaining and storing our off-hire containers. Additionally, if depot space is unavailable, we may be unable to accept returned containers from lessees, which may cause us to breach our lease agreements.

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

We derive a substantial portion of our leasing revenue from a limited number of container lessees, and the loss of, or reduction in business by, any of these container lessees could harm our business, results of operations and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of our leasing revenue and cash flow from a limited number of container lessees. Lease billings from our 25 largest container lessees by revenue represented $413.3 million or 74.6% of the total fleet billings during 2011, with lease billings from our single largest container lessee accounting for $68.4 million, or 12.4% of container lease billings during such fiscal year. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in our leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition.

The introduction of very large container ships (10,000 TEU+) on the major trade lanes may lead to further industry consolidation, an even greater reliance by us on our largest customers, and negatively impact the performance of smaller and mid-size shipping lines. Several of the largest shipping lines have invested heavily in these very large ships and reportedly have achieved meaningful unit cost advantages and increased market shares on the major trade lanes. In response, some smaller shipping lines have started to exit the major trade lanes, while others are seeking to form closer operating partnerships.

We face extensive competition in the container leasing industry and our lessees may decide to buy, rather than lease their containers.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. Some of these competitors have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could, if leased, lead to significant downward pressure on per diem rates, margins and prices of containers. Competition among container leasing companies depends upon many factors, including, among others: per diem rates; supply reliability; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. New entrants into the leasing business may be attracted by the high rate of containerized trade growth and the recent financial performance of the publicly traded leasing companies. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. Additionally, the management agreements under which we manage containers for other parties do not restrict these container owners from having other container fleets managed by competing leasing companies or from directly competing with us.

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased positioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

Our results of operations are subject to changes resulting from the political and economic policies of the PRC and economic activity in the PRC.

A substantial portion of our containers are leased out from locations in the PRC. The main manufacturers of containers are also located in the PRC. The political and economic policies of the PRC and the level of economic activity in the PRC may have significant impact on our company and our financial performance.

Changes in the political leadership of the PRC may have a significant effect on laws and policies that impact economic growth and trade and the corresponding need for containers to ship goods from the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion, remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation of or increases in such disparities could affect the political or social stability of the PRC.

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2011, approximately 30.5% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. All of the manufacturing facilities of the container manufacturers from which we purchased our containers in 2011 are also located in the PRC. A reduced rate of economic growth, changes to economic policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

The legal systems in the PRC and other jurisdictions have inherent uncertainties that could limit the legal protections available to us.

We currently purchase all of our containers from manufacturers based in the PRC. In addition, a substantial portion of our containers are leased out from locations in the PRC. California law governs almost all of these agreements. However, disputes or settlements arising out of these agreements may need to be enforced in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and may be subject to considerable discretion, variation, or influence by external forces unrelated to the legal merits of a particular matter. The enforcement of these laws, regulations, and rules involves uncertainties that may limit remedies available to us. Any litigation or arbitration in the PRC may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, the PRC may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations. If we are unable to enforce any legal rights that we may have under our contracts or otherwise in the PRC, our ability to compete and our results of operations could be harmed.

In addition, as our containers are used in trade involving goods being shipped to locations throughout the world, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. Litigation and enforcement proceedings have inherent uncertainties in any jurisdiction and are expensive. These uncertainties are enhanced in countries that have less developed legal systems where the interpretation of laws and regulations is not consistent, may be influenced by factors other than legal merits and may be cumbersome, time-consuming and even more expensive. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions whose laws do not confer the same security interests and rights to creditors and lessors as those in the United States and where the legal system is not as well developed. As a result, the remedies available and the relative success and expedience of collection and enforcement proceedings with respect to the containers in various jurisdictions cannot be predicted.

Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 64% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2011. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2011, 2010 and 2009, 36%, 34% and 38%, respectively, of the Company’s direct container expenses were paid in 18 different foreign currencies during 2011 and 2010 and 17 different foreign currencies for the year ended December 31, 2009. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income.

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

We own a large and growing number of containers in our fleet and are subject to significant ownership risk and increasing our owned fleet entails increasing our debt, which could result in financial instability.

Ownership of containers entails greater risk than management of containers for container investors. As we increase the number of containers in our owned fleet, we will increase our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we focus on increasing the number of owned containers in our fleet and we therefore expect our ownership risk to increase correspondingly.

As we increase the number of containers in our owned fleet, we will likely have more capital at risk and may need to maintain higher debt balances. Additional borrowings may not be available under our revolving credit facilities or our secured debt facility, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business or may not have access on attractive terms. These effects, among others, may reduce our profitability and adversely affect our plans to maintain the container ownership portion of our business.

The demand for leased containers is partially tied to international trade. If this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business, results of operations and financial condition.

A substantial portion of our containers are used in trade involving goods being shipped from the PRC and other Asian countries to the United States, Europe or other regions. The willingness and ability of international consumers to purchase foreign goods is dependent on political support, in the United States, Europe and other countries, for an absence of government-imposed barriers to international trade in goods and services. For example, international consumer demand for foreign goods is related to price; if the price differential between foreign goods and domestically-produced goods were to decrease due to increased tariffs on foreign goods, strengthening in the applicable foreign currencies relative to domestic currencies, rising wages or other factors, demand for foreign goods could decrease, which could result in reduced demand for intermodal container leasing. A similar reduction in demand for intermodal container leasing could result from an increased use of quotas or other technical barriers to restrict trade. The current regime of relatively free trade may not continue.

The international nature of the container shipping industry exposes us to numerous risks.

We are subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

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

The efficient operation of our business is highly dependent on our proprietary information technology systems. We rely on our systems to record transactions, such as repair and depot charges, purchases and disposals of containers and movements associated with each of our owned or managed containers. We use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio, reduce costs and improve customer service. We also rely on these systems for the accurate tracking of the performance of our managed fleet for each container investor. The failure of our systems to perform as we expect could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. Our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses or cyber-attacks. Even though we have developed redundancies and other contingencies to mitigate any disruptions to our information technology systems, these redundancies and contingencies may not completely prevent interruptions to our information technology systems. Any such interruptions could harm our business, results of operations and financial condition.

Consolidation, shipping line alliances, and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is expected. Shipping lines also form alliances to share vessel space. Consolidation of major container shipping lines and these alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

Gains and losses associated with the disposition or trading of used equipment may fluctuate and adversely affect our business, results of operations and financial condition.

We regularly sell used containers at the end of their useful economic lives in marine service or when we believe it maximizes the projected financial return for us to do so, considering the location, sale price, cost of repair, possible repositioning expenses earnings prospects and remaining useful life. The residual value of these containers affects our profitability. The volatility of the residual values of used containers may be significant. These values depend upon, among other factors, demand for used containers for secondary purposes, comparable new container costs, used container availability, condition and location of the containers, and market conditions. Most of these factors are outside of our control.

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

In addition to disposing of our fleet’s used containers at the end of their useful economic life, we opportunistically purchase used containers for resale from our shipping line customers and other sellers. If the supply of equipment becomes limited because these sellers develop other means for disposing of their equipment or develop their own sales network, our equipment trading revenues and our profitability could be negatively impacted. If selling prices rapidly deteriorate and we are holding a large inventory that was purchased when prices for equipment were higher, then our gross margins from trading could decline or become negative.

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

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt. As of December 31, 2011, we had outstanding indebtedness of $1,509.2 million under our debt facilities. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business.

The amount of our indebtedness, and the terms of the related indebtedness (including interest rates and covenants), could have important consequences for us, including the following:

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, investments, dividends, and future business opportunities and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	reduce our ability to make acquisitions or expand our business;

•	make it more difficult for us to satisfy our current or future debt obligations;

•

any failure to comply with our debt obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness and have a material adverse effect on our business or financial condition;

•	limit our ability to borrow additional funds or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

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

The terms of our debt facilities impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

Restrictions imposed by our revolving credit facilities, secured debt facility and bonds may limit or prohibit, among other things, our ability to:

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

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facility and intend to use borrowings under our revolving credit facilities and our secured debt facility for such funding in the future. All of our outstanding debt, other than the $380.0 million in aggregate principal amount under TMCL’s Series 2011-1 Fixed Rate Asset Backed Notes are subject to variable interest rates. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. There can be no assurance that interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate caps and swaps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

Use of counterfeit and improper refrigerant in refrigeration machines for refrigerated containers could cause irreparable damage to the refrigeration machines, death or personal injury, and materially impair the value of our refrigerated container fleet.

There are reports of counterfeit and improper refrigerant gas being used to service refrigeration machines in depots in Asia. The use of this counterfeit gas has led to the explosion of several refrigeration machines within the industry. Three of these incidents have resulted in personal injury or death, and in all cases, the counterfeit gas has led to irreparable damage to the refrigeration machines.

Safe testing procedures are currently being developed by refrigeration manufacturers and industry participants in order to determine whether the counterfeit gas has been used to service a refrigeration machine. However, there can be no assurance that a reliable and cost effective test procedure will be successfully developed and implemented. Currently, refrigerated containers that were used, or whose refrigeration machinery was serviced in jurisdictions where counterfeit or improper refrigerant gas was found, are being isolated and idled until testing procedures can confirm that the proper refrigerant gas is in the refrigeration machines. Until such tests and procedures are developed and implemented, our ability to lease certain refrigerated containers could be limited. If such tests or procedures are not developed quickly and proven safe and effective or if the use of such counterfeit and improper refrigerant is more widespread than currently believed, the value of our refrigerated container fleet and our ability to lease refrigerated containers could be materially impaired and could therefore have a material adverse effect on our financial condition, results of operations and cash flows.

If our insurance is inadequate or if we are unable to obtain insurance, we may experience losses.

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Our depots are also required to maintain insurance and indemnify us against losses. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers. Lessees’ and depots’ insurance policies and indemnity rights may not protect us against losses. Our own insurance may prove to be inadequate to prevent against losses or in the future coverage may be unavailable or uneconomic, and losses could arise from a lack of insurance coverage.

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

We have a firm, fixed price, indefinite quantity contract with the Surface Deployment and Distribution Command (“SDDC”) to supply leased marine containers to the U.S. military. As an indefinite quantity contract, there is no guarantee that the U.S. military will pay more than the minimum guarantee, which guaranteed amount is substantially below the total amount authorized under the contract. Thus, the expected revenues from the SDDC contract may not fully materialize. This contract also contains an “assured access” clause that requires us to provide as many containers as the military requests, without a cap. If we do not perform under this “assured access” clause we may incur financial penalties. To date, we have met the requirements of the “assured access” clause and no penalties have occurred. If we do not perform in accordance with the terms of the SDDC contract, we may receive a poor performance report that would be considered by the U.S. military in making any future awards. Accordingly, we cannot be certain that we will be awarded any future government contracts.

In contracting with the U.S. military, we are subject to U.S. government contract laws, regulations and other requirements that impose risks not generally found in commercial contracts. For example, U.S. government contracts require contractors to comply with a number of socio-economic requirements and to submit periodic reports regarding compliance, are subject to audit and modification by the U.S. government in its sole discretion, and impose certain requirements relating to software and/or technical data that, if not followed, could result in the inadvertent grant to the U.S. government of broader licenses to use and disclose such software or data than intended.

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

Our senior executives are critical to the success of our business and any inability to retain them or recruit and successfully integrate new personnel could harm our business, results of operations and financial condition.

Our senior management has a long history in the container leasing industry, with our four most senior officers having an average of approximately 14 years of service with us and an average of 17 years in the container leasing industry. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business.

In October 2011, our then President and Chief Executive Officer, John Maccarone, retired and Philip Brewer was promoted to this position. At that time, Robert Pedersen was promoted to be the President and Chief Executive Officer of Textainer Equipment Management Limited, the wholly-owned subsidiary which provides container management, acquisition and disposition services for us. In September 2011, we hired Daniel Cohen as our Vice President and General Counsel, a new position. In January 2012, we hired Hilliard C. Terry, III, as our Executive Vice President and Chief Financial Officer, and Ernest Furtado, who previously held this position, became our Senior Vice President and Chief Accounting and Compliance Officer. Our success depends on the successful integration and performance of our newly hired officers and on the successful performance of our long-standing officers in their new positions.

Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruit new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer. We have “at will” employment agreements with all of our executive officers.

The lack of an international title registry for containers increases the risk of ownership disputes.

Although the Bureau International des Containers registers and allocates a four letter prefix to every container in accordance with ISO standard 6346 (Freight container coding, identification and marking) to identify the owner/operator and each container has a unique prefix and serial number, there is no internationally recognized system of recordation or filing to evidence our title to containers nor is there an internationally recognized system for filing security interests in containers. Although this has not occurred to date, the lack of a title recordation system with respect to containers could result in disputes with lessees, end-users, or third parties who may improperly claim ownership of containers.

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

Environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants due to their ozone depleting and global warming effects. Our refrigerated containers currently use R134A refrigerant. While R134A does not contain CFC’s , the European Union has instituted regulations to phase out the use of R134A in automobile air conditioning systems beginning in 2011 due to concern that the release of R134A into the atmosphere may contribute to global warming. While the European Union regulations do not currently restrict the use of R134A in refrigerated containers or trailers, it is possible that the phase out of R134A in automobile air conditioning systems will be extended to containers in the future and our operations could be impacted.

Container production also raises environmental concerns. The floors of dry containers are plywood typically made from tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials. New woods or other alternatives have not proven their durability over the typical 13-15 year life of a dry container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted. Also, the insulation foam in the walls of refrigerated containers requires the use of a blowing agent that contains CFC’s. Manufacturers are phasing out the use of this blowing agent in manufacturing, however, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices.

We are subject to certain U.S. laws that may impact our international operations and any investigation or determination that we violated these laws may affect our business and operations adversely.

As a Bermuda corporation that has a wholly-owned U.S. subsidiary with operations in the U.S., we are subject to certain U.S. laws that may impact our international operations. We are subject to the regulations imposed by the Foreign Corrupt Practices Act (FCPA), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. We are also subject to U.S. Executive Orders and U.S. Treasury sanctions regulations restricting or prohibiting business dealings in or with certain nations and with certain specially designated nationals (individuals and legal entities). Any determination or investigation into violations of these laws and regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We may not be able to pay future dividends because they depend on future earnings, capital requirements, and financial condition. The declaration and payment of future dividends is at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year or in each quarter of a year. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) our wholly-owned subsidiary, Textainer Limited’s (“TL”) revolving credit facility, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum net worth level (which level would decrease by the amount of any dividend paid) and (ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

We face risks in only owning a minority interest in TW Container Leasing, Ltd, our joint venture.

On August 5, 2011, a joint venture, TW Container Leasing, Ltd (“TW”), was formed between TL and Wells Fargo Container Corp, a wholly-owned subsidiary of Wells Fargo and Company. The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. TW is our only non wholly-owned subsidiary. As we do not own the majority of TW, we face risks associated with investing in an entity that we do not control and it is possible that the interests of the controlling stockholder could be different from our interests. Conflicts between us and the controlling stockholder of TW could result in litigation, an inability to operate TW, lost business opportunities for TW and us, and other problems that might have a material adverse impact on us as a whole.

The calculation of our income tax expense requires significant judgment and the use of estimates.

We periodically assess tax positions based on current tax developments, including enacted statutory, judicial and regulatory guidance. In analyzing our overall tax position, consideration is given to the amount and timing of recognizing income tax liabilities and benefits. In applying the tax and accounting guidance to the facts and circumstances, income tax balances are adjusted appropriately through the income tax provision. We account for income tax positions on uncertainties by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained and maintain reserves for income tax positions we believe are not more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. However, due to the significant judgment required in estimating those reserves, actual amounts paid, if any, could differ significantly from these estimates.

Future changes in accounting rules could significantly impact how both we and our customers account for our leases.

Our consolidated financial statements are prepared in accordance with GAAP. The Financial Accounting Standards Board (“FASB”) and International Accounting Standards Board (“IASB”) have issued a jointly-developed proposal on lease accounting that could significantly change the accounting and reporting for lease arrangements. The main objective of the proposed standard is to create a new accounting model for both lessees and lessors, replacing the existing concepts of operating and capital leases with models based on “right-of-use” concepts. The new models would result in the elimination of most off-balance sheet lease financing for lessees. Lessors would apply one of two models depending upon whether the lessor retains exposure to significant risks or benefits of the underlying assets. Some lessees find leasing attractive because under current GAAP they are not required to include the value (and associated liabilities) of equipment leased under operating leases on their balance sheets, thus improving certain financial metrics. If there are future changes in GAAP with regard to how we and our customers must account for leases, it could change the way we and our customers conduct our businesses, including eliminating for lessees the financial statement benefit of entering into operating leases, which might have an adverse effect on our business.

Risks Related to Our Common Shares

The market price and trading volume of our common shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile.

The market price of our common shares has been, and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from an intra-day low of $4.23 per share to an intra-day high of $37.87 per share. If the market price of the shares declines significantly, the value of an investment in our common shares would decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

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

Halco Holdings Inc. (“Halco”) currently beneficially owns approximately 60.1% of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Five of our eleven directors are also directors of Trencor. In addition, Halco has the ability to control the management and affairs of our company. Halco may have interests that are different from other shareholders. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common shares.

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

Five of our eleven directors are also directors of Trencor. These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us and Trencor, including matters arising under our agreements with Trencor and its affiliates. In addition, to the extent that some of these directors may own shares in Trencor, they may have conflicts of interest when faced with decisions that could have different implications for Trencor than they do for us. Furthermore, Trencor, as a South African company, endorses for itself and for its subsidiaries, the Code of Corporate Practices and Conduct in the King III Report on Corporate Governance. The King III Report on Corporate Governance is a document promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civic society and the environment); and the state. Trencor may seek to or be required to impose these corporate governance practices on us, which may result in constraints on management and may involve significant costs. Your interests as a holder of our common shares may not align with the interests of Trencor and its affiliates and shareholders.

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

Trencor, a South African company listed on the JSE, has beneficiary interest in a majority of our share capital. Five of our eleven directors are also directors of Trencor. Both South African exchange control authorities and the JSE impose certain restrictions on Trencor.

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

Trencor currently has an indirect beneficiary interest in 60.1% of our issued and outstanding shares. The above requirements could limit our financial flexibility by, among other things, impacting our future ability to raise funds through the issuance of securities, preventing or limiting the use of our common shares as consideration in acquisitions, and limiting our use of option grants and restricted share grants to our directors, officers and other employees as incentives to improve the financial performance of our company.

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

•

the audit committee satisfy NYSE standards for director independence (although we must still comply with independence standards pursuant to Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”));

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

Our board of directors has adopted an audit committee charter, a compensation committee charter and a nominating and governance committee charter. Additionally, we have a company code of conduct, corporate governance guidelines, conduct performance evaluations of our board and committees, and have obtained shareholder approval for our equity compensation plan. However, we use some of the exemptions available to a foreign private issuer. As a result, our board of directors may not consist of a majority of independent directors and our compensation committee may not consist of any or a majority of independent directors. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Required public company corporate governance and financial reporting practices and policies have increased our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

Our management may not be able to continue to meet the regulatory compliance and reporting requirements that are applicable to us as a public company. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. If we do not maintain compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, we could suffer a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our stock to decline.

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

Bermuda law and our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include provisions:

•	requiring the approval of not less than 66% of our issued and outstanding voting shares for certain merger or amalgamation transactions that have not been approved by our board of directors;

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

Our business began operations in 1979. We reorganized our business in 1993 and incorporated Textainer Group Holdings Limited under the laws of Bermuda as a holding company of a group of corporations involved in the purchase, ownership, management, leasing and disposal of a fleet of intermodal containers. Textainer Group Holdings Limited is incorporated with an indefinite duration under registration number EC18896. Textainer Group Holdings Limited’s common shares are listed on the New York Stock Exchange (“NYSE”). Textainer Group Holdings Limited’s headquarters office is located at Century House, 16 Par-La-Ville Road, Hamilton HM 08 Bermuda and our telephone number is (441) 296-2500. Our agent in the United States is Ernest J. Furtado, Textainer Group Holdings Limited, c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, CA 94108.

Textainer Group Holdings Limited has two directly-owned subsidiaries:

•

Textainer Equipment Management Limited (“TEML”), our wholly-owned subsidiary incorporated in Bermuda, which provides container management, acquisition and disposal services to affiliated and unaffiliated container investors and

•

Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via two subsidiaries, Textainer Marine Containers Limited (“TMCL”), which is wholly owned by TL, and TW Container Leasing Ltd. (“TW”), in which TL and Wells Fargo Container Corp. (“WFC”) currently hold common shares and related voting rights of 25% and 75%, respectively.

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

On November 1, 2010, we purchased approximately 23,400 containers that we had been managing for a large institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for a purchase price of $36.4 million.

Effective January 18, 2011, we filed a universal shelf registration statement on Form F-3 with the SEC, under which we may sell common shares, preference shares, debt securities, warrants, rights and units in one or more offerings up to a total dollar amount of $550.0 million.

On March 31, 2011, July 25, 2011 and August 25, 2011 we completed purchase-leaseback transactions for approximately 10,600, 7,800 and 6,800 containers, respectively, with a shipping line for total purchase prices of $10.3 million, $8.8 million and $9.9 million, respectively. The purchase prices and leaseback rental rates were below market rates. The purchase price was allocated based on the fair value of the assets and liabilities acquired.

On May 16, 2011, we purchased approximately 113,500 containers that we had been managing for an institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for a purchase price of $183.3 million.

In June 22, 2011, we issued $400.0 million aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. We are not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to the payment date occurring in June 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

On June 30, 2011, TMCL completed a capital restructuring, whereby TL became the sole owner of TMCL. Immediately before the capital restructuring, TL held an 82.49% economic ownership in TMCL and TCG Fund I, L.P. (“TCG”) held the remaining 17.51% economic ownership. TL purchased 1,500 (or 12.5%) Class A common shares of TMCL from TCG for cash consideration of $71.1 million. We accounted for this transaction as a reduction in the related noncontrolling interest and additional paid-in capital. To complete the capital restructuring, TMCL contributed 12.5% of its containers, net and investment in direct financing and sales-type leases to TCG and TCG paid $67.3 million of principal on TMCL’s secured debt facility (equal to 12.5% of the balance of TMCL’s secured debt facility and bonds payable) in consideration for the remaining 1,500 (or 12.5%) Class A shares of TMCL held by TCG, which were immediately retired. We recognized a noncash gain on sale of containers to noncontrolling interest of $19.8 million for the year ended December 31, 2011 in the amount by which the fair value of its containers, net and net investment in direct financing and sales-type leases exceeded their book values. Simultaneously with the contribution of containers, net and net investment in direct financing and sales-type leases, TCG repaid $67.3 million of TMCL’s secured debt facility. TL also paid an additional $8.0 million of cash consideration to TCG as a final determination of the purchase price as determined under the contract for 12.5% of the book value of TMCL’s net assets excluding the book value of containers, net, net investment in direct financing and sales-type leases, secured debt facility and bonds payable as of June 30, 2011. As a result of this restructuring, TL acquired the noncontrolling interest. TL’s 100% ownership and voting interest in TMCL’s Class B common shares was not affected by the capital restructuring. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL and was not affected by the capital restructuring. For U.S. federal income tax purposes, as a result of the capital restructuring described above, TMCL became a disregarded entity with respect to the Company. We have consolidated TMCL since the inception of the entity in 2001.

On August 5, 2011, a joint venture, TW (a Bermuda company), was formed between TL and WFC. The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement, dated as of August 5, 2011, with certain lenders and Wells Fargo Securities, LLC (“WFS”), as administrative agent for the lenders, TW maintains a revolving credit facility with an aggregate commitment of up to $425.0 million for the origination of direct financing leases to finance up to 85% of the book value of TW’s net investment in direct financing leases. Both WFC and WFS are directly and indirectly wholly owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, TEML manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases. Based on the combined design and provisions of TW’s members, credit and management agreements, we determined that TW is a Variable Interest Entity and that we are the primary beneficiary of TW by virtue of our role as manager of the vehicle and our equity ownership in the entity. Accordingly, we include TW’s financial statements in our consolidated financial statements and account for the equity owned by WFC in TW as a noncontrolling interest in our consolidated balance sheet and statement of income.

Principal Capital Expenditures

Our capital expenditures for containers in our owned fleet and fixed assets during 2011, 2010 and 2009 were $823.7 million, $402.3 million and $137.4 million, respectively. We received proceeds from the sale of containers and fixed assets during 2011, 2010 and 2009 of $75.3 million, $58.2 million and $51.9 million, respectively.

As all of our containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of our long-lived assets are considered to be international with no single country of use. Our capital requirements are primarily financed through cash flows from operations, our secured debt facility and our revolving credit facilities.

B.	Business Overview

Our Company

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 1.6 million containers, representing over 2.4 million TEU. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels (“container vessel fleet size”). We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 141,000 TEU of new containers per year for the past five years, and have been one of the largest buyers of new containers among container lessors over the same period. We are one of the largest sellers of used containers among container lessors, having sold an average of more than 80,000 containers per year for the last five years to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa, and its affiliates currently have beneficial interest in a majority of our issued and outstanding common shares.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2011, we owned containers accounting for approximately 59% of our fleet.

•

Container Management. As of December 31, 2011, we managed containers on behalf of 17 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. We also supply leased containers to the U.S. military pursuant to a contract with the Surface Deployment and Distribution Command (“SDDC”) and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military. Total managed containers account for 41% of our fleet.

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

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

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

For 2011, we generated revenues, income from operations and income before income tax and noncontrolling interest of $422.8 million, $268.1 million and $208.5 million, respectively. During 2011, the average utilization of our owned fleet was 98.3%. As mentioned above, we operate in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables summarize revenues, by category of activity, and income before income tax and noncontrolling interest generated from each of our operating segments reconciled to our total revenues and income before income tax and noncontrolling interest shown in our consolidated statements of income included in Item 11, “Financial Statements” in this Annual Report on Form 20-F for the fiscal years ended December 31, 2011, 2010 and 2009:

2011	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$326,519	$1,108	$—	$—	$—	$327,627
Management fees	—	69,354	10,320	—	(50,350)	29,324
Trading container sales proceeds	—	—	34,214	—	—	34,214
Gains on sale of containers, net	31,598	33	—	—	—	31,631

Total revenues	$358,117	$70,495	$44,534	$—	$(50,350)	$422,796

Segment income before income tax and noncontrolling interest	$177,694	$36,772	$10,759	$(3,314)	$(13,412)	$208,499

2010
Lease rental income	$234,577	$1,250	$—	$—	$—	$235,827
Management fees	—	48,028	10,086	—	(28,977)	29,137
Trading container sales proceeds	—	—	11,291	—	—	11,291
Gains on sale of containers, net	27,617	7	—	—	—	27,624

Total revenues	$262,194	$49,285	$21,377	$—	$(28,977)	$303,879

Segment income before income tax and noncontrolling interest	$119,772	$15,901	$7,995	$(2,815)	$(2,596)	$138,257

2009
Lease rental income	$188,431	$1,348	$—	$—	$—	$189,779
Management fees	—	37,384	9,601	—	(21,757)	25,228
Trading container sales proceeds	—	—	11,843	—	—	11,843
Gains on sale of containers, net	12,114	(3)	—	—	—	12,111

Total revenues	$200,545	$38,729	$21,444	$—	$(21,757)	$238,961

Segment income before income tax and noncontrolling interest	$95,178	$9,981	$7,993	$(2,686)	$(1,665)	$108,801

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

The largest portion of our fleet is comprised of dry freight containers, which are by far the most common of the three principal types of intermodal containers. Dry freight intermodal containers are large, standardized steel boxes used to transport cargo by multiple modes of transportation, including ships, trains and trucks. We also lease refrigerated containers, which have integral refrigeration units on one end that generally plug into an outside power source and are used to transport perishable goods. Compared to traditional shipping methods, intermodal containers typically provide users with faster loading and unloading as well as some protection from weather and potential theft, thereby reducing both transportation costs and time to market for our lessees’ customers.

We primarily lease containers under four different types of leases. Term leases, which provide a customer with a specified number of containers for a specified period of time, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions, represented 74.5% of our total on hire fleet as of December 31, 2011. Master leases, which provide a framework of terms and conditions valid for a specified period of time, typically one year, give customers greater flexibility than is typical in term leases and represented 17.7% of our total on hire fleet as of December 31, 2011. Finance leases, which provide customers an alternative means for purchasing containers, represented 4.5% of our total on hire fleet as of December 31, 2011. Spot leases, which provide the customers with containers for a relatively short lease period and fixed pick-up and drop-off locations, represented 3.3% of our total on hire fleet as of December 31, 2011.

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

We believe that we have the ability to reposition containers, if necessary, that are returned in lower demand locations to higher demand locations at relatively low cost as a result of our experienced logistics team. Our large customer base of approximately 400 lessees increases our ability to re-lease containers under master and other short-term lease terms. Our contract to supply leased containers to the U.S. military enables us to supply containers in their demand locations, which are often lower demand locations for our shipping line customers. Our Container Resale segment is also positioned to sell the containers and optimize their residual value in multiple markets, including lower demand locations. This “life cycle” system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become the world’s largest container lessor and led to 25 consecutive years of profits.

Industry Overview

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (“ISO”). The industry-standard measurement unit is the Twenty-Foot Equivalent Unit (“TEU”), which compares the length of a container to a standard 20’ container. For example, a 20’ container is equivalent to one TEU and a 40’ container is equivalent to two TEU. Standard dry freight containers are typically 8’ wide, come in lengths of 20’, 40’ or 45’ and are either 8’6” or 9’6” high. The three principal types of containers are described as follows:

•

Dry freight standard containers. A dry freight standard container is constructed of steel sides, roof, an end panel on one end and a set of doors on the other end, a wooden floor and a steel undercarriage. Dry freight standard containers are the least expensive and most commonly used type of container. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel. According to the latest available data, dry freight standard containers comprised approximately 86.0% of the worldwide container fleet, as measured in TEU, at December 31, 2010.

•

Dry freight specialized containers. Dry freight specialized containers consist of open-top and flat-rack containers. An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery. According to the latest available data, dry freight specialized containers comprised approximately 3.2% of the worldwide container fleet, as measured in TEU, at December 31, 2010.

•

Other containers. Other containers include refrigerated containers, tank containers, 45’ containers, pallet-wide containers and other types of containers. The two most prominent types of such containers are refrigerated containers and tank containers. A refrigerated container has an integral refrigeration unit on one end which generally plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids. According to the latest available data, other containers comprised approximately 10.8% of the worldwide container fleet, as measured in TEU, at December 31, 2010.

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

According to Drewery Maritime Research— Andrew Foxcroft Container Data UK, container lessors owned approximately 45% of the total worldwide container fleet of 30.6 million TEU at mid-2011. The percentage of leased containers utilized by shipping lines ranged from 39% to 54% from 1980 through 2011 and may increase in the next few years, given limited access to credit and competing needs for capital expenditures by our customers. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing flexibility to manage the availability and location of containers;

•	increasing the shipper’s ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Chinese New Year; and

•	reducing their capital expenditures.

While international containerized trade grew rapidly and was consistently positive for the twenty-six years through 2007, there was a global financial crisis and recession during the second half of 2008, which continued through 2009. With virtually no new standard dry freight containers manufactured from the fourth quarter of 2008 through the end of 2009, we estimate that the world container fleet declined by approximately 4% in 2009 as a result of the continued retirement of older containers in the ordinary course. During this period, container manufacturers lost up to 60% of their skilled workers due to long shutdowns, had limited production capacity in 2010 and resumed full production capacity in 2011. However, we have observed that many shipping lines are still seeking to strengthen their respective balance sheets, and therefore may not have the required capital budget to purchase new containers in 2012. Based on industry analyst reports, we expect new container production in 2012 to be lower than 2011 but positive factors for 2012 are strong replacement demand, vessel capacity growth of approximately 8.9% and cargo volume growth of approximately 6-8%.

Counterparty risk has been reduced as several major container shipping lines have been able to recapitalize. Despite the continued challenging environment, to date, we have neither seen any bankruptcies among our major customers nor seen any major container shipping line failures.

The shipping business has also been characterized by cyclical swings due to lengthy periods of excess or scarce vessel capacity. We believe that these sustained periods of vessel supply/demand imbalances are mainly a function of the multi-year ordering and production cycle associated with the manufacture of new vessels, which requires shipping lines to estimate market growth many years into the future. Container leasing companies are partially insulated from the risks of these shipping cycles by the relatively short production time associated with the manufacture of new containers. Lead times for new container orders are typically only a few months, so the rate of new container ordering can be quickly adjusted to reflect unexpected market changes.

Additionally, for most leasing companies, the percentage of containers on long-term lease has grown over the past ten years, while the percentage on master lease has declined. As of December 31, 2011, approximately 78% of our total on hire fleet was on long-term leases, compared to approximately 45% ten years ago. As a result, changes in utilization have become less volatile for most leasing companies.

According to Drewry Maritime Research— Andrew Foxcroft Container Data UK, intermodal leasing companies, as ranked by total TEU at mid-2011, are as follows:

Company	TEU(1)
Textainer Group	2,440
Triton Container Intl.	1,925
Florens Group(2)	1,710
TAL International	1,605
GESeaCo	990
CAI-International Inc.	885
SeaCube Container Leasing Ltd.	875
Cronos Group	707
Gold Container	515
Dong Fang	480
Beacon Intermodal	357
UES International (HK)	275
Other	871

Grand Total	13,635

(1)	TEU numbers in thousands.

(2)	Includes containers leased to Cosco Container Lines.

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

•

Experienced Management Team. Our senior management has a long history in the industry. Our four most senior officers have an average of approximately 14 years of service with us and an average of 17 years in the container leasing industry. They have been through many business cycles, and understand the key drivers of the container leasing business.

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

•

Leading Seller of Used Containers. We believe we are one of the largest sellers of used containers among container lessors. We believe that our experience in selling large quantities of containers at attractive prices generally optimizes the residual value of our fleet. It also enables us to serve some of our shipping line customers better by relieving them of the burden of disposing of their containers.

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

•

Strong, Long-standing Relationships with Manufacturers. As the leasing industry’s largest buyer of new containers, averaging more than 141,000 TEU per year for the past five years, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to purchase containers at attractive prices and foster our ability to source containers during periods of high demand.

•

Experienced Consolidator. Over the past 24 years, we have concluded seventeen transactions involving other lessors’ container fleets or management rights over those fleets, representing approximately 1,622,000 TEU in total. This experience provides us with a competitive advantage over other lessors who are less experienced in taking over ownership or management of other container fleets. We have demonstrated the ability to efficiently identify, analyze, structure and integrate the equipment and lease portfolios of other lessors. For example, in our most recent transaction we integrated the container fleet formerly managed by Capital Intermodal, comprising 154,000 TEU, in two months. Furthermore, due to the flexibility and scalability of our infrastructure, these transactions result in significant increases in revenue without corresponding increases in expenses.

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

•

Pursue Attractive Acquisitions. We will continue to seek to identify and acquire attractive portfolios of containers, both on an owned and on a managed basis, to allow us to grow our fleet profitably. There has been significant consolidation in our industry. We believe that this trend will continue and will likely offer us opportunities for growth. We also believe that the current downturn in the world’s major economies and the constraints in the credit markets may also result in potential acquisition opportunities. As a result of renewing, amending and expanding our credit facilities, we had more than $101 million in liquidity with our credit facilities as of February 29, 2012 and available cash and maintain low leverage relative to past levels. Despite the difficulty in projecting future results in the current economic environment, we intend to actively seek accretive acquisition opportunities in the near future.

•	Purchase and Leaseback Transactions. We believe that the challenges facing our industry, which are noted above, may also allow us to grow through the purchase and leaseback of customer-owned containers. These purchase and leaseback transactions can be attractive to our customers because they free up cash for their other capital needs, such as vessel financing, the customer locks in a sale price for their containers and we handle the ultimate disposal of the containers. We expect these purchase and leaseback transactions will enable us to buy attractively priced containers from customers and place them on leases for the remainder of their marine service lives.

•

Continue to Focus on Operating Efficiency. We have a low cost structure, having brought down our fleet management cost from $0.057 per CEU per day to $0.038 per CEU per day and grown the number of CEU in our fleet per employee from 5,999 to 18,942, in each case over the last 10 years. Furthermore, we believe that we can continue to grow our fleet and therefore our revenue without a proportionate increase in our headcount, thereby spreading our operating expenses over a larger base and helping to improve our profitability.

•

Extend the Lease of In-fleet Containers. Since many shipping lines are currently finding it difficult to access debt financing, but still must utilize scarce capital to finance vessels, it is possible that they will conclude in 2012, as they did in 2011, that it is more cost-effective to extend leases of in-fleet containers than either to buy containers at higher prices or to lease new containers.

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

Regional vice presidents are in charge of regional leasing and operations. Marketing directors and assistants located in the region and area offices handle day-to-day marketing and collection activities. Our operations include a global sales force, container operations group, container resale group, and logistics services group. Our headquarters office is in Hamilton, Bermuda. Our administrative office is located in San Francisco, California.

Our Container Fleet

As of December 31, 2011, we operated 2,469,039 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size, when new containers become available. We purchased an average of more than 141,000 TEU per year over the past five years. Our ability to invest in our fleet on a consistent basis has been instrumental in our becoming the world’s largest container lessor. Our container fleet consists primarily of standard dry freight containers and we are expanding into the refrigerated container market. The containers that we lease are either owned outright by us, owned by third parties and managed by us or leased-in from third parties. The table below summarizes the composition of our fleet, in TEU, by type of containers as of December 31, 2011 (unaudited):

	Standard Dry Freight	Dry Freight Specialized	Total	Percent of Total Fleet
Managed	998,667	22,872	1,021,539	41.4%
Owned	1,380,786	66,714	1,447,500	58.6%

Total fleet	2,379,453	89,586	2,469,039	100.0%

The amounts in the table above did not change significantly from December 31, 2011 to the date of this Annual Report on Form 20-F.

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

Our Leases

Most of our revenues are derived from leasing our owned fleet of containers to our core shipping line customers. The vast majority of our container leases are structured as operating leases, though we also provide customers with finance leases. Regardless of lease type, we seek to exceed our targeted return on our owned and managed containers over the life of each container by managing container utilization, lease rates, drop-off restrictions and the used container sale process. We lease containers under three different types of operating leases (term leases, master leases and spot leases) and also under finance leases.

Term leases

Term leases (also referred to as long-term leases) provide a customer with a specified number of containers for a specified period, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease. Such leases provide us with enhanced cash flow certainty due to their extended duration and but carry lower per diem rates than other lease types. As of December 31, 2011, 74.5% of our owned on hire fleet, as measured in TEU, was on term leases.

As of December 31, 2011, our term leases had an average remaining duration of 3.6 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, our containers typically remain on-hire at the contractual per diem rate for an average of an additional 16 months beyond the end of the contractual lease term, for leases that are not extended, due to the logistical requirements our customers face by having to return containers to specific drop-off locations.

The following are the minimum future rentals for our owned fleet at December 31, 2011, due under long-term leases (in thousands):

2012	$172,872
2013	135,382
2014	124,743
2015	102,198
2016 and thereafter	95,058

$630,253

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

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off port limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. A subset of master leases is our special leases, which are predominately round-trip Asia leases, allowing customers to return containers at any time but with restrictions on drop-off locations, generally in higher demand locations in Asia. As of December 31, 2011, 17.7% of our owned on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2011, 3.3% of our total on hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term or have a term covering the remainder of the container’s useful life in marine service. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under term leases. Finance leases require the container lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct finance and sales-type leases” on our balance sheet. As of December 31, 2011, approximately 4.5% of our owned on hire fleet, as measured in TEU, was on finance leases with an average remaining term of 2.2 years.

Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2011, DPP revenue was 1.6% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers.

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

Re-leasing

Since our leases allow our lessees to return their containers, we typically lease a container several times during the time that it is part of our fleet. New containers can usually be leased with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased in smaller transactions that are structured to accommodate pick-ups and returns in a variety of locations. Our utilization rates depend on our re-leasing capabilities. Factors that affect our ability to re-lease used containers include the size of our lessee base, ability to anticipate lessee needs, our presence in relevant geographic locations and the level of service we provide our lessees. We believe that our global presence and relationships with approximately 400 container lessees provide us an advantage in re-leasing our containers relative to many of our smaller competitors.

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

Depot Management

As of December 31, 2011, we managed our container fleet through 440 independent container depot facilities in 220 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot contracts and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We also supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2011, a large majority of our off-lease inventory was located at depots that are able to report notice of container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

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

Management Services

As of December 31, 2011, we owned approximately 59% of the containers in our fleet, and managed the rest, equaling 1,021,539 TEU, on behalf of 17 affiliated and unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our IT systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1% to 2% of the purchase price; daily management fees of 8% to 13% of net operating income; and disposal fees of 5% to 12% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $29.3 million, $29.1 million and $25.2 million for the years 2011, 2010 and 2009, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine services of the containers subject to the agreement.

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

The SDDC is the only lessee for which we are required, under the SDDC contract, to provide all containers that they request. In the event that containers are not available within our fleet, we fulfill our obligations under the SDDC contract by purchasing new or used containers or subleasing containers and equipment from other leasing companies. This contract also allows the U.S. military to return containers in many locations throughout the world. Since the inception of the SDDC contract, we have delivered or transitioned approximately 144,000 containers and chassis to the U.S. military, of which approximately 93,000 containers have been returned. In addition, approximately 48,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated value for each such container. The SDDC contract was awarded with a one-year base period, with four one-year extension options, and with a potential for up to five additional one-year “award terms,” which award terms were considered and awarded based on an annual performance review and confirmation. We have been informed that we have been awarded our fifth SDDC contract extension, at this stage extending the term until June 23, 2013. We also received an “Exceptional” rating with a score of 93.0% for our performance under the SDDC contract for 2011 (the last period reviewed), pursuant to the annual performance review required there under. Due to these high evaluations, the total contract period under the SDDC contract has been extended for the full ten years. Contract renewal discussions will commence in the second half of 2012. We intend to bid for the renewal of the contract.

Resale of Containers

Our Container Resale segment sells containers from our fleet, at the end of their useful lives in marine service, typically about 12 years, or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a global team of 18 container sales and operations specialists in seven offices globally that manage the sale process for these used containers as of December 31, 2011. Our Container Resale segment is one of the largest sellers of used containers among container lessors, selling an average of more than 80,000 containers per year for the last five years to more than 1,100 customers. Our Container Resale segment has become a significant profit center for us. From 2007 through 2011, this division has generated $49.8 million in income before income tax and noncontrolling interest, including $10.8 million during 2011. We generally sell to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

Underwriting and Credit Controls

We only lease to container shipping lines and other lessees that meet our credit criteria. Our credit approval process is rigorous and all of our underwriting and credit decisions are controlled by our credit committee, which is made up of senior management from different disciplines. Our credit committee sets different maximum exposure limits depending on our relationship and previous experience with each customer lessee and container sales customer. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, operational history and financial strength.

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

During 2007 through 2011, we recovered, on average, 84.0% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, all recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 1.1% of our lease rental income over such period.

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

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2011, our global sales and customer service group consisted of approximately 70 people, with 16 in North America, 36 in Asia and Australia, 13 in Europe and 5 in Africa.

Customers

We believe that our staff, organization and long presence in the business has resulted in very strong relationships with our shipping line customers. Our top 25 customers, as measured by lease billings, have leased containers from us for an average of over 24 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 3.3. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. We had one customer that individually accounted for 12.3%, 10.8% and 12.5% of our owned lease billings in 2011, 2010 and 2009, respectively. Our top 25 customers include 20 of the 25 largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to approximately 400 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. military. Our five largest customers accounted for approximately 34.8% of our total owned and managed fleet’s 2011 lease billings. Our top five customers by lease billings in 2011 were CMA-CGM, Cosco Container Lines, Hapag-Lloyd AG, Mediteranean Shipping and Mitsui O.S.K. Lines. During 2011, 2010 and 2009, lease billings from our 25 largest container lessees by lease billings represented 74.6%, 76.7% and 74.8% of our total owned and managed fleet’s container leasing billings, respectively, with lease billings from our single largest container lessee accounting for $68.4 million, $52.7 million and $51.4 million or 12.4%, 11.1% and 12.1% of our total owned and managed fleet’s container lease billings during the respective periods. A default by any of these major customers could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

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

Competition

According toDrewry Maritime Research—Andrew Foxcroft Container Data UK, the top ten container leasing companies, as measured on a TEU basis, control approximately 88.6%, and the top five container leasing companies control approximately 63.6%, of the total equipment held by all container lessors. According to this data, we are the world’s largest lessor of intermodal containers based on fleet size by TEU and we manage approximately 18% of the equipment held by all container leasing companies by TEU. The customers for leased containers are primarily international shipping lines.

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

In addition to environmental regulations affecting container movement, shipping, movement and spillage, environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants due to their ozone depleting and global warming effects. Our refrigerated containers currently use R134A refrigerant. While R134A does not contain CFC’s , the European Union has instituted regulations to phase out the use of R134A in automobile air conditioning systems beginning in 2011 due to concern that the release of R134A into the atmosphere may contribute to global warming. While the European Union regulations do not currently restrict the use of R134A in refrigerated containers or trailers, it is possible that the phase out of R134A in automobile air conditioning systems will be extended to containers in the future and our operations could be impacted.

Container production also raises environmental concerns. The floors of dry containers are plywood typically made from tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials. New woods or other alternatives have not proven their durability over the typical 13-15 year life of a dry container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted. Also, the insulation foam in the walls of refrigerated containers requires the use of a blowing agent that contains CFC’s. Manufacturers are phasing out the use of this blowing agent in manufacturing, however, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices.

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

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for TW Container Leasing, Ltd. (“TW”). TW is a joint venture involving TL and Wells Fargo Container Corp, a wholly owned subsidiary of Wells Fargo and Company. As of December 31, 2011, TL owned 25% and WFC owned 75% of the common shares and related voting rights of TW.

Our principal shareholder, Halco Holdings Inc. (“Halco”), is owned by a discretionary trust with an independent trustee. Trencor Limited and certain of its affiliates are the sole discretionary beneficiaries of this trust. Halco, which owned approximately 60.8% of our outstanding share capital as of December 31, 2011, is a wholly-owned subsidiary of the Halco Trust. Trencor is a South African public container company, that has been listed on the JSE in Johannesburg, South Africa since 1955. Trencor’s origins date from 1929, and it currently has businesses owning, leasing and managing marine cargo containers and finance related activities.

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

As of December 31, 2011, our employees were located in 13 regional and area offices in 12 different countries. We maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated. We have 13 offices outside Bermuda, including our administrative office in San Francisco, California and another office in

Hackensack, New Jersey; New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Kelang, Malaysia; Hong Kong, and Shanghai, China. We lease our office space in Bermuda, the U.S., United Kingdom and Singapore. The lease for our San Francisco office expires in December 2016, the lease for our Hackensack, New Jersey office expires in April 2015, the lease for our New Malden, United Kingdom office expires in December 2019 and our lease for our Singapore office expires in December 2012. In addition, we have non-exclusive agents who represent us in India, Indonesia, Pakistan, Republic of the Philippines, Sri Lanka, Thailand, and Vietnam. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

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

Executive Summary

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 1.6 million containers, representing over 2.4 million TEU. We had record results in 2011 by every meaningful performance measure, including total revenues, profitability, utilization and fleet size, which demonstrates management’s continued successful execution of its growth strategy and further strengthened our industry leading position. Specifically, in 2011, (i) we grew our owned and managed fleet with the acquisition of 215,000 TEU of new standard dry-freight containers, 18,000 TEU of new refrigerated containers and 215,000 TEU of used containers, representing a total of $904 million in capital expenditures, the highest in Textainer’s history, (ii) increased the owned portion of our total fleet to 58.6% as of December 31, 2011 from 50.9% as of December 31, 2010, (iii) completed three purchase-leaseback transactions for approximately 25,200 containers with a shipping line for a total purchase of $29,027, (iv) we benefited from a worldwide shortage of containers, which resulted in a historically high average utilization rate of 98.3% for 2011, (v) our principal asset-owning subsidiary, Textainer Marine Containers Limited (“TMCL”), issued $400 million in asset backed notes with an interest rate fixed at 4.70% per annum and final target and legal payment terms of 10 years and 15 years, respectively, (vi) completed a capital restructuring of TMCL whereby our wholly-owned subsidiary, Textainer Limited (“TL”), now owns 100% of TMCL, eliminating the related noncontrolling interest, and (vii) formed a joint venture, TW Container Leasing, Ltd. (“TW”), with Wells Fargo Container Corp. (“WFC”) to lease containers to lessees under direct financing leases whereby TL holds a 25% of the common shares and related voting rights of TW. Refer to “2011 Outlook” below for further discussion.

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

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details of these and other factors which may affect our business and results of operations, see Item 3, “Key Information— Risk Factors.”

2012 Outlook

In 2011, capital expenditures for new standard dry-freight and refrigerated containers were the highest in the Company’s history and in early 2012 in-fleet container utilization continues to remain at or near historic highs. Demand for new standard dry-freight containers began to slow during the second quarter of 2011 but demand for depot equipment remained strong. Utilization declined by approximately 1%, over the last half of 2011. With 2011 as a backdrop, we expect that utilization may continue its slight decline during the first quarter of 2012, but that the overall level will remain attractive. We are optimistic that utilization may level off or start to improve during the second quarter of 2012 and with 78% of our owned and managed fleet committed to long-term and direct financing and sales-type leases, we have a sizeable contracted revenue stream which we expect will continue to provide our shareholders with attractive returns. We are off to a good start in 2012, with 62,200 TEU of dry-freight containers and 10,000 TEU of refrigerated containers already ordered as of March 1, 2012. Furthermore, resale prices have recently declined in some locations but, relative to the last ten years, current resale price levels remain very high.

Revenue

Our revenue comprises lease rental income, management fees, trading container sale proceeds and gain on sale of containers, net.

Lease Rental Income. We generate lease rental income by leasing our owned containers to container shipping lines and other customers. Lease rental income comprises daily per diem rental charges due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges and pick-up charges and credits (together “geography revenue”) and charges for a damage protection plan (“DPP”). The operating results of our owned container business are determined by the amount by which our container rental revenue exceeds our ownership costs, consisting primarily of depreciation, interest expense, storage, handling and other direct operating expenses and management costs.

Utilization is a key performance indicator that demonstrates how much of our equipment is on lease at a point in time or over a period of time. We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease. We calculate containers available for lease by excluding containers that have been manufactured for us but have not been delivered yet to a lessee and containers designated as held-for-sale units. Our utilization is primarily a function of our current lease structure, overall level of container demand, the location of our available containers and prevailing lease terms by location. The location of available containers is critical because containers available in high-demand locations are more readily leased and are typically leased on more favorable terms than containers available in low-demand locations.

Lease rental income is also affected by per diem rates. The per diem rate for a lease is set at the time we enter into a lease agreement. Our long-term per diem rate for new containers has historically been strongly influenced by new container pricing (which in turn is heavily influenced by the cost of container manufacturing inputs such as steel, paint, wood and other components), interest rates, the balance of supply and demand for containers at a particular time and location, our estimate of the residual value of the container at the end of its useful life in marine service, the type of the container being leased, container purchasing activities by container shipping lines and competitors and efficiencies in container utilization by container shipping lines. Average per diem rates for containers in our owned fleet and in the portfolios of containers comprising our managed fleet change slowly in response to changes in new container prices because existing lease agreements can only be re-priced upon the expiration of the lease.

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

Gain on sale of containers, net, also includes gains and losses recognized at the inception of sales-type leases, representing the excess of the estimated fair value of containers placed on sales-type leases over their book value.

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

Depreciation Expense. We depreciate our containers on a straight-line basis over a period of 12 years to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimate accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning in the third quarters of 2011 and 2008, depreciation of our existing owned fleet decreased as a result of an increase in our estimate of the residual values of our containers. However, this decrease is more than offset as a result of an increase in the size of our owned fleet in subsequent periods.

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

Long-term Incentive Compensation Expense. Long-term incentive compensation expense represents costs recorded for share-based and cash compensation that vests over several years in which some company employees participate.

Bad Debt Expense, net. Bad debt expense, net, represents the amounts recorded to provide for an allowance for the doubtful collection of accounts receivable for the owned fleet.

A.	Operating Results

Comparison of the Years Ended December 31, 2011, 2010 and 2009

The following table summarizes our total revenues for the years ended December 31, 2011, 2010 and 2009 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2011	2010	2009	2011 and 2010	2010 and 2009
		(Dollars in thousands)
Lease rental income	$327,627	$235,827	$189,779	38.9%	24.3%
Management fees	29,324	29,137	25,228	0.6%	15.5%
Trading container sales proceeds	34,214	11,291	11,843	203.0%	(4.7%)
Gains on sale of containers, net	31,631	27,624	12,111	14.5%	128.1%

Total revenues	$422,796	$303,879	$238,961	39.1%	27.2%

Lease rental income increased $91,800 (38.9%) from 2010 to 2011. This increase was primarily due to a 29.5% increase in fleet size, a 7.1% increase in per diem rental rates and a 3.4 percentage point increase in utilization for our owned fleet. Lease rental income increased $46,048 (24.3%) from 2009 to 2010. This increase was due to a 16.6% increase in fleet size, a 9.6 percentage point increase in utilization and a 2.2% increase in per diem rental rates, partially offset by a $3,387 decrease in finance lease income and a $2,018 decrease in geography income (drop-off charges and pick-up charges and credits).

Management fees increased $187 (0.6%) from 2010 to 2011 primarily due to a $2,364 increase from improved fleet performance and a $769 increase from higher acquisition fees due to higher container purchases, partially offset by a $2,213 decrease resulting from a 10.8% decrease in the size of the managed fleet primarily due to our May 2011 acquisition of a portion of the Gateway fleet that we previously managed and a $738 decrease in sales commissions. Management fees increased $3,909 (15.5%) from 2009 to 2010 primarily due to a $2,087 increase from improved fleet performance, $1,898 in additional fees earned from managing Amficon and Capital Intermodal for a full year in 2010 compared to a partial year in 2009 and a $1,006 increase as a result of higher acquisition fees due to higher container purchases, partially offset by a $1,019 decrease due to a 6.7% decrease in the size of the fleets managed for container investors other than Amficon and Capital Intermodal.

Trading container sales proceeds increased $22,923 (203.0%) from 2010 to 2011. This increase consisted of a $14,236 increase due to an increase in average sales proceeds per container and a $8,687 increase due to a 76.9% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell. Trading container sales proceeds decreased $552 (-4.7%) from 2009 to 2010. This decrease consisted of a $2,167 decrease due to a 19.8% decrease in unit sales resulting from a decrease in the number of trading containers that we were able to source and sell and $450 of this decrease was due to a 263 unit decrease in the number of subleased containers unaccounted for that the U.S. military leased from us and paid a stipulated value for each container per the terms of our Surface Deployment and Distribution Command (“SDDC”) contract with them, partially offset by a $2,065 increase due to an increase in average proceeds per container.

Gains on sale of containers, net, increased $4,007 (14.5%) from 2010 to 2011, primarily due to a $10,016 increase resulting from an increase in average sales proceeds of $539 per unit, partially offset by a $741 decrease due to a 3.6% decrease in the number of containers sold and a $5,268 decrease in net gains on sales-type leases resulting from 1,562 containers placed on sales-type leases in 2011 compared to 13,692 containers placed on sales-type leases in 2010. Gains on sale of containers, net, increased $15,513 (128.1%) from 2009 to 2010, primarily due to a $10,957 increase resulting from an increase in average sales proceeds of $321 per unit and a $5,927 increase in net gains on sales-type leases resulting from 13,692 containers placed on sales-type leases in 2010 compared to 3,438 containers placed on sales-type leases in 2009, partially offset by a $1,371 decrease due to a 12.4% decrease in the number of containers sold.

The following table summarizes our total operating expenses, net for the years ended December 31, 2011, 2010 and 2009 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2011	2010	2009	2011 and 2010	2010 and 2009
		(Dollars in thousands)
Direct container expense	$18,307	$25,542	$39,062	(28.3%)	(34.6%)
Cost of trading containers sold	29,456	9,046	9,721	225.6%	(6.9%)
Depreciation expense	83,177	58,972	48,473	41.0%	21.7%
Amortization expense	6,110	6,544	7,080	(6.6%)	(7.6%)
General and administrative expense	23,495	21,670	20,304	8.4%	6.7%
Short-term incentive compensation expense	4,921	4,805	2,924	2.4%	64.3%
Long-term incentive compensation expense	5,950	5,318	3,575	11.9%	48.8%
Bad debt expense, net	3,007	145	3,304	1973.8%	(95.6%)
Gain on sale of containers to noncontrolling interest	(19,773)	—	—	N/A	N/A

Total operating expenses, net	$154,650	$132,042	$134,443	17.1%	(1.8%)

Direct container expense decreased $7,235 (-28.3%) from 2010 to 2011 primarily due to an increase in utilization and included a $3,906 decrease in storage expense, a $2,003 decrease in DPP repair expense and a $1,101 decrease in handling expense. Direct container expense decreased $13,520 (-34.6%) from 2009 to 2010 primarily due to an increase in utilization and included a $11,390 decrease in storage expense, a $1,398 decrease in DPP repair expense and a $1,288 decrease in repositioning expense.

Cost of trading containers sold increased $20,410 (225.6%) from 2010 to 2011 due to a $13,450 increase resulting from a 84.0% increase in the average cost per unit of containers sold and a $6,960 increase resulting from a 76.9% increase in the number of containers sold. Cost of trading containers sold decreased $675 (-6.9%) from 2009 to 2010 due to a $1,767 decrease resulting from a 19.8% decrease in the number of containers sold and a $381 decrease resulting from a 263 unit decrease in the number of subleased containers unaccounted for that the U.S. military leased from us and paid a stipulated value for each container per the terms of our SDDC contract with them, partially offset by a $1,473 increase resulting from a 20.6% increase in the average cost per unit of containers sold.

Depreciation expense increased $24,205 (41.0%) from 2010 to 2011 due to a $33,727 increase resulting from an increase in fleet size and a higher average price of containers purchased, partially offset by a $9,522 decrease due to an increase in estimated future residual values used in the calculation of depreciation expense. Depreciation expense increased $10,499 (21.7%) from 2009 to 2010 primarily due to an increase in fleet size.

Amortization expense was $6,110, $6,544 and $7,080 in 2011, 2010 and 2009, respectively. This expense represents the amortization of the amounts paid to acquire the rights to manage the Amficon, Capital Intermodal, Capital and Gateway fleets.

General and administrative expense increased $1,825 (8.4%) from 2010 to 2011 primarily due to a $821 increase in compensation costs, a $682 increase in professional fees and a $273 increase in travel costs. General and administrative expense increased $1,366 (6.7%) from 2009 to 2010 primarily due to a $672 increase in compensation costs and a $552 increase in professional fees.

Short-term incentive compensation expense in 2011 was relatively unchanged compared to 2010 due to no significant change in the expected incentive compensation award for fiscal 2011 compared to fiscal year 2010. Short-term incentive compensation expense increased $1,881 (64.3%) from 2009 to 2010 due to a higher expected incentive compensation award for fiscal 2010 compared to fiscal year 2009.

Long-term incentive compensation expense increased $632 (11.9%) from 2010 to 2011 primarily due to share options and restricted share units that were granted under the 2007 Share Incentive Plan in November 2010 and 2011, partially offset by a decrease in forfeiture rate adjustments to prior periods. Long-term incentive compensation expense increased $1,743 (48.8%) from 2009 to 2010 due to share options and restricted share units that were granted under the 2007 Share Incentive Plan in November 2009 and an increase in forfeiture rate adjustments to prior periods.

Bad debt expense, net, increased $2,862 (1,973.8%) from 2010 to 2011 primarily due to the bankruptcies of two customers in 2011 and a reduction in bad debt expense in 2010 due to collections on accounts during 2010 that had previously been included in the allowance for doubtful accounts. Bad debt expense, net, decreased $3,159 (-95.6%) from 2009 to 2010 primarily due to collections on accounts during 2010 that had previously been included in the allowance for doubtful accounts and management’s assessment that the financial condition of the Company’s lessees and their ability to make required payments had improved since 2009.

On June 30, 2011, TMCL, transferred containers, net and net investment in direct financing and sales-type leases in exchange for the purchase of 12.5% of its Class A common shares as a part of a capital restructuring, resulting in a noncash gain on sale of containers to noncontrolling interest of $19,773.

The following table summarizes other income (expenses) for the years ended December 31, 2011, 2010 and 2009 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2011	2010	2009	2011 and 2010	2010 and 2009
	(Dollars in thousands)
Interest expense	$(44,891)	$(18,151)	$(11,750)	147.3%	54.5%
Gain on early extinguishment of debt	—	—	19,398	N/A	N/A
Interest income	32	27	61	18.5%	(55.7%)
Realized losses on interest rate swaps and caps, net	(10,824)	(9,844)	(14,608)	10.0%	(32.6%)
Unrealized (losses) gains on interest rate swaps and caps, net	(3,849)	(4,021)	11,147	(4.3%)	(136.1%)
Other, net	(115)	(1,591)	35	(92.8%)	(4,645.7%)

Net other (expense) income	$(59,647)	$(33,580)	$4,283	77.6%	(884.0%)

Interest expense increased $26,740 (147.3%) from 2010 to 2011. $14,040 of this increase was due to an increase in average debt balances of $550,162 and $12,700 of this increase was due to an increase in average interest rates of 1.01 percentage points. Interest expense increased $6,401 (54.5%) from 2009 to 2010. $5,800 of this increase was due to an increase in average variable interest rates on debt of 0.82 percentage points and $601 of this increase was due to an increase in average debt balances of $34,585.

During the first half of 2009, we repurchased $65,000 in original face amount, or $39,917 in outstanding principal amount, of our 2005-1 Bonds for $20,234 and recorded a gain on early extinguishment of debt of $19,398, net of the write-off of deferred debt financing costs of $285.

Realized losses on interest rate swaps and caps, net increased $980 (10.0%) from 2010 to 2011. $4,002 of this increase was due to an increase in average interest rate swap notional amounts of $148,680, partially offset by a $3,022 decrease due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.59 percentage points. Realized losses on interest rate swaps and caps, net decreased $4,764 (-32.6%) from 2009 to 2010. $3,716 of this decrease was due to a decrease in average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 1.02 percentage points and $1,048 of this decrease was due to a decrease in average interest rate swap notional amounts of $28,271.

Unrealized losses on interest rate swaps and caps, net decreased $172 (-4.3%) from 2010 to 2011 due to a smaller increase in the net fair value liability of interest rate swap agreements held in 2011 compared to the increase in the net fair value liability of interest rate swap agreements held in 2010 resulting from decreases in long-term interest rates during both periods. Unrealized (losses) gains on interest rate swaps and caps, net changed from a net gain of $11,147 in 2009 to a net loss of $4,021 in 2010 due to a decrease in the net fair value liability of interest rate swap agreements held in 2009 compared to an increase in the net fair value liability of interest rate swap agreements held in 2010 resulting from a decrease in long-term interest rates during 2010 compared to an increase in long-term interest rates during 2009.

Other, net (expense) decreased $1,476 (92.8%) from 2010 to 2011 primarily due to a decrease in structuring fees paid by TMCL for container purchases of $1,572. Other, net changed from a net gain of $35 in 2009 to a net expense of $1,591 in 2010 primarily due to a $1,154 increase in structuring fees paid by TMCL for container purchases and a $384 gain in 2009 for the Company’s share of proceeds from the sale of Trencor’s South African container manufacturing plant.

The following table summarizes income tax expense and net income attributable to the noncontrolling interest for the years ended December 31, 2011, 2010 and 2009 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2011	2010	2009	2011 and 2010	2010 and 2009
	(Dollars in thousands)
Income tax expense	$4,481	$4,493	$3,471	(0.3%)	29.4%
Net income attributable to the noncontrolling interest	$14,412	$13,733	$14,554	4.9%	(5.6%)

Income tax expense remained relatively unchanged on an aggregate dollar basis in 2011 compared to 2010. Included in income tax expense is a decrease of $3,967 due to a lower effective tax rate, partially offset by an increase of $3,955 due to higher level of income before income tax and noncontrolling interest and smaller release of unrecognized tax benefits and related interest accruals. Income tax expense increased $1,022 (29.4%) from 2009 to 2010. $3,799 of this increase was due to a higher effective tax rate and $2,212 of this increase was due to a higher level of income before income tax and noncontrolling interest, partially offset by a reduction in unrecognized tax benefits and related interest accruals. The 2007 and 2008 tax returns for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited (“TEMUS”) were examined by the U.S. Internal Revenue Service (the “IRS”). In May 2010, the Company received notification from the IRS that they had completed their examination and made only minor changes to the amounts of tax reported. As a result, income tax expense for the fiscal year ended 2010 reflects a decrease of $2,259 related to the Company’s reduction of unrecognized tax benefits. In addition, income tax expense for the fiscal year ended 2010 also reflects a decrease of $2,275 due to the lapsing of the statute of limitations and a decrease of $455 due to the reduction in interest accruals on liabilities for unrecognized tax benefits.

Net income attributable to the noncontrolling interest increased $679 (4.9%) from 2010 to 2011 primarily due to a higher level of net income generated by TMCL, limited by the consolidation of the noncontrolling interest during the second half of 2011. Net income attributable to the noncontrolling interest decreased $821 (-5.6%) from 2009 to 2010 due to a lower level of net income generated by TMCL. See Item 4, “Information on the Company— History and Development of the Company.”

Segment Information

The following table summarizes our income before income tax and noncontrolling interest attributable to each of our business segments for the years ended December 31, 2011 and 2010 and 2009 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2011	2010	2009	2011 and 2010	2010 and 2009
	(Dollars in thousands)
Container ownership	$177,694	$119,772	$95,178	48.4%	25.8%
Container management	$36,772	$15,901	$9,981	131.3%	59.3%
Container resale	$10,759	$7,995	$7,993	34.6%	0.0%

Income before income tax and noncontrolling interest attributable to the Container Ownership segment increased $57,922 (48.4%) from 2010 to 2011 primarily due to an increase in fleet size and higher utilization. This increase primarily consisted of a $91,942 increase in lease rental income, a $19,773 noncash gain on sale of containers to noncontrolling interest, a $3,981 increase in gain on sale of containers, net and a $1,572 decrease in structuring fees paid by TMCL for container purchases, partially offset by a $26,740 increase in interest expense, a $25,245 increase in depreciation expense, a $2,862 increase in bad debt expense, net, a $2,641 increase in direct container expense, a $1,048 increase in overhead expense and a $980 increase in realized losses on interest rate swaps and caps, net.

Income before income tax and noncontrolling interest attributable to the Container Ownership segment increased $24,594 (25.8%) from 2009 to 2010 primarily due to an increase in fleet size and higher utilization. This increase primarily consisted of a $46,146 increase in lease rental income, a $15,503 increase in gain on sale of containers, net, a $8,384 decrease in direct container expense, a $4,764 decrease in realized losses on interest rate swaps and caps, net and a $3,178 decrease in bad debt expense, net, partially offset by a $19,398 gain from early extinguishment of debt recorded in 2009, a change in unrealized (losses) gains on interest rate swaps and caps, net from net gains of $11,147 in 2009 to net losses of $4,021 in 2010, a $10,802 increase in depreciation expense, a $6,401 increase in interest expense and a $1,154 increase in structuring fees paid by TMCL for container purchases.

Income before income tax and noncontrolling interest attributable to the Container Management segment increased $20,871 (131.3%) from 2010 to 2011 primarily due to a $21,326 increase in management fees, which included a $12,709 increase in acquisition fees, partially offset by a $1,031 increase in overhead expense.

Income before income tax and noncontrolling interest attributable to the Container Management segment increased $5,920 (59.3%) from 2009 to 2010 primarily due to a $10,644 increase in management fees, partially offset by a $1,703 increase in short-term incentive compensation expense, a $1,581 increase in long-term incentive compensation expense and a $1,121 increase in overhead expense

Income before income tax and noncontrolling interest attributable to the Container Resale segment increased $2,764 (34.6%) from 2010 to 2011 primarily due to a $2,508 increase in gains on container trading, net primarily resulting from a higher volume of trading containers sales.

Income before income tax and noncontrolling interest attributable to the Container Resale segment was relatively flat for the fiscal year ended December 31, 2010 compared to the fiscal year ended 2009 due to an increase in sales commissions primarily resulting from an increase in average managed container sales prices, partially offset by an increase in overhead expenses.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 64% of our direct container expenses in 2011 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In 2011, our non-U.S. dollar operating expenses were spread among 18 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

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

Our leases typically require the lessee to pay, at the end of the lease term, for any damage to the container beyond normal wear and tear. We also offer a Damage Protection Plan (“DPP”) pursuant to which the lessee pays a fee over the term of the lease, primarily on a daily basis, in exchange for not being charged for certain damages at the end of the lease term. It is our policy to recognize these revenues as earned on a daily basis over the related term of the lease. We have not recognized revenue for customers who are billed at the end of the lease term under our DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts because the amounts due under the DPP are typically re-negotiated at the end of the lease term or when the lease term is extended.

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

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. Prior to July 1, 2011, we estimated that standard dry freight containers, which represent most of the containers in our fleet, have a useful life of 12 years and had residual values of $950 for a 20’, $1,100 for a 40’ and $1,200 for a 40’ high cube. Beginning July 1, 2011, we changed our residual value estimates to $1,050 for a 20’, $1,300 for a 40’ and $1,650 for a 40’ high cube. Our change in residual value estimates was based on recent sales history and current market conditions for the sale of used containers, which we believe is currently the best indicator of the residual value we will realize. The effect of these changes has been and will continue to be a reduction in both depreciation expense and gains on sales of containers, net, as compared to what would have been reported using the previous estimates. We continue to estimate a container’s “useful life” in marine service to be 12 years from the first lease out date after manufacture.

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

Allowance for Doubtful Accounts

We only lease to container shipping lines and other lessees that meet our credit criteria. Our credit approval process is rigorous and all of our underwriting and credit decisions are controlled by our credit committee, which is made up of senior management from different disciplines. Our credit committee sets different maximum exposure limits depending on our relationship and previous experience with each customer lessee and container sales customer. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, operational history and financial strength.

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

During 2007 through 2011, we recovered, on average, 84.0% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, all recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount.

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

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of FASB Accounting Standards Codification Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The amendments are effective for interim and annual reporting periods beginning after December 15, 2011. The Company does not believe that the adoption of ASU 2011-04 will have a material effect on its consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”), which provides new guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. Under either method, entities must display adjustments to items reclassified from other comprehensive income to net income in both net income and other comprehensive income. ASU 2011-05 will be effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. The Company does not believe that the adoption of ASU 2011-05 will have a material effect on its consolidated financial position, results of operations or cash flows.

B.	Liquidity and Capital Resources

As of December 31, 2011, we had cash and cash equivalents of $74,816. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) proceeds from the issuance of Series 2011-1 Fixed Rate Asset Backed Notes (“2011-1 Bonds”), (4) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL (the “Secured Debt Facility”) and (5) borrowings under the revolving credit facility extended to TL (the “TL Credit Facility”). As of December 31, 2011, we had the following outstanding borrowings and borrowing capacities under the TL Credit Facility, the revolving credit facility extended to our joint venture, TW (“TW Credit Facility”), the Secured Debt Facility, and TMCL’s variable rate amortizing bonds (the “2005-1 Bonds”) and its 2011-1 Bonds (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
TL Credit Facility	$125,000	$80,000	$205,000	$125,000	$24,688	$149,688
TW Credit Facility	8,047	416,953	425,000	8,047	—	8,047
Secured Debt Facility (1) (2)	820,697	29,303	850,000	820,697	3,933	824,630
2005-1 Bonds (2)	175,958	—	175,958	175,958	—	175,958
2011-1 Bonds	380,000	—	380,000	380,000	—	380,000

Total	$1,509,702	$526,256	$2,035,958	$1,509,702	$28,621	$1,538,323

(1)	On March 15, 2011, we exercised an option to increase the maximum available commitment under the Secured Debt Facility from $750,000 to $850,000.

(2)	Current borrowings for the Secured Debt Facility and the 2005-1 Bonds exclude step acquisition adjustments of $279 and $232, respectively, related to the purchase by TL of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our TL Credit Facility and our Secured Debt Facility and intend to continue to utilize these facilities, as well as, the TW Credit Facility in the future. In 2001, 2005 and again in 2011, at such time as the Secured Debt Facility reached an appropriate size, the facility was refinanced through the issuance of bonds to institutional investors. We anticipate similar refinancings at such times as the Secured Debt Facility or any similar revolving debt facilities we establish nears their maximum size. This timing will depend on our level of future purchases of containers and the size of our debt facilities in the future.

Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses related to our purchasing of containers, interest on our debt obligations or other contingencies discussed in Note 13 “Commitments and Contingencies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F, which may place demands on our short-term liquidity.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares. Our board of directors takes a fresh view every quarter, taking into consideration our cash needs for opportunities that may be available to us, and sets our dividend accordingly. TL’s Credit Facility also prohibits us from paying dividends in excess of 70% of our annual net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps and caps, net.

Our consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2011, cumulative earnings of approximately $45,549 would be subject to income taxes of approximately $13,677 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

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

Description of Indebtedness

TL Credit Facility. TL has a credit agreement with Bank of America, N.A. and other lenders to provide it with a revolving credit facility in the amount of $205,000 (the “Credit Agreement”). The Credit Agreement also provides for a $50,000 letter of credit facility included within the $205,000 commitment (together, the “TL Credit Facility”). The TL Credit Facility provides for payments of interest only during its term, beginning on its inception date through April 22, 2013, the Maturity Date. There is a commitment fee of 0.20% to 0.30% on the unused portion of the TL Credit Facility, which varies based on the leverage of TGH and is payable quarterly in arrears. In addition, there is an agent’s fee on the commitment amount, which is payable annually in advance.

Under the terms of the TL Credit Facility, the total outstanding principal amount available to be drawn thereunder is calculated pursuant to a formula based on a percentage of the net book value of our containers and our outstanding debt with respect thereto. Any outstanding letter of credit not cash collateralized will reduce the amount available in the form of cash borrowings under the TL Credit Facility. The TL Credit Facility provided an additional amount available, as limited by the Company’s borrowing base, in the amount of $24,688 as of December 31, 2011.

The TL Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition the TL Credit Facility contains certain restrictive financial covenants on TL and TGH. The credit facility covenants require TGH to maintain (1) a minimum consolidated tangible net worth of $268,068, plus 30% of consolidated net income after December 31, 2007, plus 100% of the increase in net worth resulting from the sale of any equity interests in TGH or any subsidiary thereof; (2) a consolidated leverage ratio of 3.50 to 1.00 or less; and (3) a minimum consolidated debt service ratio of 1.10 to 1.00. The credit facility covenants also require TL to maintain (1) a consolidated leverage ratio of 3.50 to 1.00 or less and (2) a minimum consolidated interest coverage ratio of 1.35 to 1.00. We were in compliance with all such covenants at December 31, 2011.

Interest on the borrowings under the TL Credit Facility at December 31, 2011 was based on either the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%. As of December 31, 2011, $125,000 was outstanding under the TL Credit Facility.

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

The TL Credit Facility is secured by certain container-related assets of TL. TGH acts as a guarantor of the TL Credit Facility. The guaranty is secured by ordinary shares of TL, cash, assets readily convertible into cash and amounts due to us from our subsidiaries.

We have made certain representations and warranties in the TL Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. The TL Credit Agreement restricts, among other things, our ability to consummate mergers, sell and acquire assets, make certain types of payments relating to our share capital, including dividends, incur indebtedness, permit liens on assets, make investments, enter into or amend certain contracts, enter into certain transactions with affiliates or negative pledge with respect to TMCL shares.

Events of default under the TL Credit Agreement include, among others:

•	a default in required payment by TL or TGH on any indebtedness or guarantee in excess of $15,000 (other than the TL Credit Facility and interest rate swap agreements);

•	a material adverse change of the company;

•	unsatisfied judgments against us that could result in a material adverse change or that equal at least $15,000 to the extent not subject to a policy of insurance;

•	failure of any of the security documents or a default under the guaranty;

•	early termination of interest rate swap agreements by TGH or any of its subsidiaries or counterparties with a termination value owed by TGH or any of its subsidiaries in excess of $5,000; and

•	the occurrence of certain Employee Retirement Income Security Act (“ERISA”) events.

TW Credit Facility. Our 25% owned joint venture, TW, has a credit agreement (“TW Credit Agreement”) with Wells Fargo Bank, N.A.(“WFB”), a wholly-owned subsidiary of Wells Fargo & Company, with a total commitment amount of up to $425,000 (the “TW Credit Facility”). TW’s primary ongoing container financing requirements are funded by commitments under the TW Credit Facility. The interest rate on the TW Credit Facility, payable monthly in arrears, is LIBOR plus 2.75% during the revolving period beginning on its inception date through August 5, 2014. There is a commitment fee of 0.5% on the unused portion of the TW Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Credit Facility, which is payable monthly in arrears. TW is required to make principal payment on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The aggregate loan principal balance is due on the maturity date, August 5, 2024.

The TW Credit Facility is secured by TW’s containers and under the terms of the TW Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Credit Facility, as limited by TW’s borrowing base, was $0 as of December 31, 2011.

The TW Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $9,860 as of December 31, 2011. The TW Credit Facility contains restrictive covenants, including limitations on TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels, and TW’s overall Asset Base minimums. As of December 31, 2011, TW was not in compliance with the TW Credit Facility’s debt service coverage covenants and owner container concentration limits set forth by the TW Credit Facility’s Asset Base covenants, primarily due to such covenants failing to take into account how they should be applied to commitments to fund TW’s initial container financings. As a result, an Early Amortization Event has occurred and is continuing. Accordingly, TW obtained a waiver for these covenants effective December 29, 2011. TW, TGH and TGH’s container management subsidiary were in compliance with all other covenants of the TW Credit Facility at December 31, 2011.

We have made certain representations and warranties in the TW Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available.

Events of default under the TW Credit Agreement include, among others:

•	a default in required payment;

•	the aggregate loan principal balance exceeding the asset base beyond cure period;

•	unsatisfied judgments against us that equal at least $1,000 to the extent not subject to a policy of insurance;

•	invalidity of the lien on collateral;

•	certain default of covenant or other documents;

•	TW becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

Secured Debt Facility. TMCL has a securitization facility pursuant to which it has issued Floating Rate Asset Backed Notes, Series 2010-1 (“2010-1 Notes”) with a total commitment of $850,000 pursuant to the Third Amended and Restated Series 2010-1 Supplement, dated as of June 29, 2010 (the “2010-1 Supplement”), to its Second Amended and Restated Indenture, dated as of May 26, 2005 (as amended as of June 3, 2005, June 8, 2006, July 2, 2008, June 29, 2010 and June 10, 2011, the “Indenture”). Our primary ongoing container financing requirements have been funded by commitments under the Secured Debt Facility. The Secured Debt Facility provided a total commitment in the amount of $850,000 as of December 31, 2011. Of this amount, $820,697 had been drawn and the additional amount available for borrowing, as limited by TMCL’s borrowing base, was $3,933 as of December 31, 2011.

Prior to the conversion date (currently defined as June 29, 2012), each of the 2010-1 Notes is a revolving note with a maximum principal amount equal to the amount of that 2010-1 Note. As a result, the amount funded under such 2010-1 Notes may be less than the face amount of that 2010-1 Note. TMCL may request funding under the 2010-1 Notes from time to time prior to the conversion date. Each of the 2010-1 Notes provides for payments of interest only during the period from its inception until its conversion date. Given a conversion date of June 29, 2012, the first principal payment would be on July 15, 2012. However, we have the option of repaying principal of the 2010-1 Notes at any time. After the conversion date, the 2010-1 Notes fully amortize over a payment term that is scheduled to equal 10 years after the conversion date, but shall not exceed a maximum payment term of 15 years thereafter.

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

Under the Indenture, TMCL, Textainer Equipment Management Limited (“TEM”), one of TGH’s subsidiaries, and TGH must maintain certain financial covenants, including the following (i) TMCL must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEM may not incur more than $1,000 of consolidated funded debt (iii) TEM must make at least $2,000 in after-tax profits annually and (iv) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2011.

2011-1 Bonds. TMCL has issued $400,000 in Series 2011-1 Fixed Rate Asset Backed Notes (“the 2011-1 Bonds”) pursuant to its Series 2011-1 Supplement, dated as of June 22, 2011, to the Indenture. The 2011-1 Bonds are term notes. The 2011-1 Bonds were purchased by various institutional investors.

Payments of principal and interest on the 2011-1 Bonds are due monthly. The 2011-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a target final payment date of June 15, 2021), but shall not exceed a maximum payment term of 15 years (with a legal final payment date of June 15, 2026). Under a 10-year amortization schedule, $40,000 of principal of the 2011-1 Bonds will amortize per year. TMCL will not be permitted to make a voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to the payment date occurring in June 2013. The interest rate applicable to the 2011-1 is fixed at 4.70% per annum. Overdue payments of principal and interest on the 2011-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

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

The Secured Debt Facility, the 2011-1 Bonds and the 2005-1 Bonds are all governed by the Indenture and are secured by a pledge of, among other things, TMCL’s containers, certain contracts related to TMCL’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL’s containers, and all other assets of TMCL to the extent that they relate to the containers. Under the terms of the Secured Debt Facility, the 2011-1 Bonds and the 2005-1 Bonds, the total outstanding principal of these two programs may not exceed an amount that is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The Secured Debt Facility, the 2011-1 Bonds and the 2005-1 Bonds also contain restrictive covenants regarding the average age of TMCL’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL and TEM were in compliance at December 31, 2011.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the Secured Debt Facility, the 2011-1 Bonds and 2005-1 Bonds. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2011.

Events of default under the 2010-1 Notes, the 2011-1 Bonds and the 2005-1 Bonds include, among others:

•	invalidity of the lien on collateral;

•	certain defaults under other documents related to each of the notes;

•	the funded notes exceeding the asset base;

•	payment on the notes by the insurer thereof;

•	TMCL becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

Letter of Credit. On February 3, 2012, a bank issued TMCL a commitment letter (the “Commitment”) to provide an irrevocable letter of credit (“Letter of Credit”) with a maximum available commitment amount of $100,000 on the Conversion Date of the Secured Debt Facility if the Secured Debt Facility is not refinanced on or prior to the Conversion Date. The purpose of the Commitment is to maintain TMCL’s current credit ratings on the 2005-1 Bonds, the 2011-1 Bonds and the Secured Debt Facility. The purpose of the Letter of Credit is to supplement the 2005-1 Bonds, the 2011-1 Bonds and the Secured Debt Facility by covering possible shortfalls in principal and interest payments under certain stress scenarios modeled by TMCL’s credit rating agencies. The interest rate on the Letter of Credit, payable monthly in arrears, will be LIBOR plus 5.50% to 6.50% per annum for the five-year period following the Conversion Date and LIBOR plus 11.50% per annum thereafter. There is also a commitment fee of $500, payable in full on February 3, 2012, and an unused fee on the Commitment, payable in arrears, of 0.25% per annum, from February 3, 2012 through the date the Conversion Date and 0.625% per annum thereafter. The Commitment for the Letter of Credit will be terminated if the Secured Debt Facility is terminated prior to the June 29, 2012 Conversion Date.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2011, 2010 and 2009:

	December 31,
	2011	2010	2009
	(Dollars in thousands)
Net income	$204,018	$133,764	$105,330
Adjustments to reconcile net income to net cash provided by operating activities	9,327	30,119	8,432

Net cash provided by operating activites	213,345	163,883	113,762
Net cash used in investing activities	(725,124)	(302,964)	(75,488)
Net cash provided by (used in) financing activities	529,490	139,284	(53,058)
Effect of exchange rate changes	24	59	113

Net increase (decrease) in cash and cash equivalents	17,735	262	(14,671)
Cash and cash equivalents at beginning of year	57,081	56,819	71,490

Cash and cash equivalents at end of year	$74,816	$57,081	$56,819

Operating Activities

Net cash provided by operating activities increased $49,462 (30.2%) from 2010 to 2011 and increased $50,121 (44.1%) from 2009 to 2010 primarily due to an increases in net income primarily resulting from in increases in the owned fleet size due to the purchase of new containers and increases in both per diem rental rates and utilization due to improved conditions in the container leasing industry.

Investing Activities

Net cash used in investing activities increased $422,160 (139.3%) from 2010 to 2011 due to a higher amount of container purchases, the payment for TMCL’s capital restructuring (net of cash acquired) in 2011 and a lower receipt of principal payments on direct financing and sales-type leases, partially offset by higher proceeds from the sale of containers and fixed assets. Net cash used in investing activities increased $227,476 (301.3%) from 2009 to 2010 due to a higher amount of container purchases, partially offset by a higher receipt of principal payments on direct financing and sales-type leases, higher proceeds from the sale of containers and fixed assets and the purchase of intangible assets in 2009.

Financing Activities

Net cash provided by financing activities increased $390,206 (280.2%) from 2010 to 2011 primarily due to $400,000 of proceeds from the issuance of our 2011-1 Bonds, a $33,697 increase in net proceeds from our Secured Debt Facility, a $4,047 increase in net proceeds from our TL and TW Credit Facilities, an excess tax benefit from share-based compensation awards of $3,633 in 2011, a $3,268 decrease in debt issuance costs, capital contributions from noncontrolling interest of $1,823 in 2011 and a $1,032 increase in proceeds from the issuance of common shares, partially offset by an increase in restricted cash of $30,824 in 2011 compared to an increase in restricted cash of $8,448 in 2010, a $20,000 increase in principal payments on 2011-1 and 2005-1 Bonds and a $14,918 increase in dividends paid. Net cash provided by (used in) financing activities changed from net cash used in financing activities of $53,058 in 2009 to net cash provided by financing activities of $139,284 in 2010 primarily due to a $199,500 increase in net proceeds from our Secured Debt Facility, the extinguishment of 2005-1 Bonds for $20,234 in 2009, proceeds from the issuance of common shares upon the exercise of share options of $5,033 in 2010, and a decrease of $1,793 in principal payments on 2005-1 Bonds, partially offset by a $8,448 increase in restricted cash in 2010 compared to a $9,521 decrease in restricted cash in 2009, a $11,558 increase in debt issuance costs, a $3,691 increase in dividends paid and a $1,000 decrease in net proceeds from our TL Credit Facility.

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

At December 31, 2011 we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2011:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TL Credit Facility	$125,000	$—	$125,000	$—	$—	$—	$—
TW Credit Facility	8,047	—	—	—	—	—	8,047
Secured Debt Facility	820,697	41,035	82,070	82,070	82,070	82,070	451,382
2005-1 Bonds	175,958	51,500	51,500	51,500	21,458	—	—
2011-1 Bonds	380,000	40,000	40,000	40,000	40,000	40,000	180,000
Interest obligation (1)	233,321	45,360	39,636	34,282	29,482	25,001	59,560
Interest rate swaps payable (2)	20,125	9,697	6,393	3,143	890	2	—
Office lease obligations	7,385	1,508	1,413	1,428	1,380	1,367	289
Container contracts payable	25,510	25,510	—	—	—	—	—

Total contractual obligations	$1,796,043	$214,610	$346,012	$212,423	$175,280	$148,440	$699,278

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 3.06%.
(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.30%, for all periods, for all interest rate contracts outstanding as of December 31, 2011.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 15, 2012. Our board of directors is elected annually and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

In accordance with our bye-laws, our board of directors are elected annually on a staggered basis, with each director holding office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Philip K. Brewer, James A. Owens, Isam K. Kabbani and James E. McQueen are designated Class II directors, to hold office until our 2012 annual general meeting of shareholders,

John A. Maccarone, Dudley R. Cottingham, Hyman Shwiel and James E. Hoelter are designated Class I directors, to hold office until our 2013 annual general meeting of shareholders and Neil I. Jowell, Cecil Jowell and David M. Nurek are designated Class III directors, to hold office until our 2014 annual general meeting of shareholders,. Thereafter, directors in each class will be elected for three-year terms. Directors may be re-elected when their term of office expires.

Trencor, through the Halco Trust and Halco, holds beneficiary interest in approximately 60.1% of our outstanding share capital. See Item 4, “Information on the Company— Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, five of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Neil I. Jowell(1)(2)(3)(4)	78	Chairman
Philip K. Brewer	54	Director, President and Chief Executive Officer
Dudley R. Cottingham(1)(2)(3)	60	Director
James E. Hoelter(1)(2)(3)(4)	72	Director
Cecil Jowell(4)	76	Director
Isam K. Kabbani	77	Director
John A. Maccarone	67	Director
James E. McQueen(1)(4)	67	Director
David M. Nurek(2)(3)(4)	62	Director
James A. Owens	72	Director
Hyman Shwiel(1)(2)(3)	67	Director
Robert D. Pedersen	52	President and Chief Executive Officer of Textainer Equipment Management Limited
Hilliard C. Terry, III	42	Executive Vice President and Chief Financial Officer
Ernest J. Furtado	56	Senior Vice President and Chief Accounting and Compliance Officer

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Hoelter, Neil Jowell and McQueen are non-voting members.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

(4)	Director of Trencor, the indirect beneficiary of a majority of our share interest.

Certain biographical information about each of these individuals is set forth below.

Directors

Neil I. Jowell has served as our director and chairman since December 1993. He has been a director of Trencor since 1966, and was appointed chairman in 1973. Mr. Jowell has over 50 years experience in the transportation industry. He holds an M.B.A. from Columbia University and Bachelor of Commerce and L.L.B. degrees from the University of Cape Town. Mr. Neil I. Jowell and Mr. Cecil Jowell are brothers.

Philip K. Brewer was appointed President and Chief Executive Officer and to our board of directors in October 2011. Mr. Brewer served as our Executive Vice President since January 2006, responsible for managing our capital structure and identifying new sources of finance for our company, as well as overseeing the management and coordinating the activities of our risk management and resale divisions. Mr. Brewer was Senior Vice President of our asset management group from 1999 to 2005 and Senior Vice President of our capital markets group from 1996 to 1998. Prior to joining our company in 1996, Mr. Brewer worked at Bankers Trust starting in 1990 as a Vice President and ending as a Managing Director and President of its Indonesian

subsidiary. From 1989 to 1990, he was Vice President in Corporate Finance at Jardine Fleming. From 1987 to 1989, he was Capital Markets Advisor to the United States Agency for International Development in Indonesia. From 1984 to 1987, he was an associate with Drexel Burnham Lambert, an investment banking firm. Mr. Brewer holds a B.A. in Economics and Political Science from Colgate University and an M.B.A. in Finance from Columbia University.

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 30 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda and Irish Stock Exchanges. He has been a partner with Arthur Morris and Company, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

James E. Hoelter has been a member of our board of directors since December 1993 and was our President and Chief Executive Officer from that time until his retirement in December 1998. Mr. Hoelter is a non-executive member of the board of directors of Trencor and a member of Trencor’s risk committee. He is the president of Summit Station LLC, a commercial real estate development company. Mr. Hoelter received a Bachelor of Business Administration degree from the University of Wisconsin and an M.B.A. from the Harvard Business School.

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

John A. Maccarone retired as our President and Chief Executive Officer in October 2011 when he became a non-executive director of Textainer Group Holdings Limited. He served as our President and Chief Executive Officer since January 1999, and as a member of our board of directors since December 1993. Until October 2011, Mr. Maccarone was a member of the board of directors of the Institute of International Container Lessors, a trade association for the container and chassis leasing industry, and served as its chairman from January 2006 to December 2006. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as President and Chief Executive Officer of Textainer Equipment Management Limited, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was Director of Marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and an M.B.A. from Loyola University of Chicago.

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

During this time, he was seconded to the Organization of Petroleum Exporting Countries (“OPEC”). After a period as Chief Economist of OPEC, in 1967 he became the Saudi Arabian member of OPEC’s Board of Governors. In 1970, he left the Ministry of Petroleum to establish his own business starting with National Marketing, a small trading company in specialized building materials. The IKK Group has been for the past decade consistently among the largest 35 Saudi Companies. Mr. Kabbani holds a B.A. from Swarthmore College and an M.A. in Economics and International Relations from Columbia University.

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

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner with Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and a M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Executive Officers

For certain biographical information about Philip K. Brewer, see “Directors” above.

Robert D. Pedersen was appointed President and Chief Executive Officer of Textainer Equipment Management Limited, our management company, in October 2011. Mr. Pedersen served as our Executive Vice President responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was Senior Vice President of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Hilliard C. Terry, III was appointed Executive Vice President and Chief Financial Officer in January 2012. Prior to joining the company, Mr. Terry was Vice President and Treasurer and previously the head of Investor Relations at Agilent Technologies, Inc., where he worked since the company’s initial public offering in 1999 and subsequent spin-off from Hewlett-Packard Company (HP). Before joining Agilent, he worked in marketing and investor relations for HP’s VeriFone subsidiary and joined VeriFone, Inc. in 1995 prior to the company’s acquisition by HP in 1997. Mr. Terry has also held positions in investor relations and investment banking with Kenetech Corporation and Goldman, Sachs & Co, respectively. He holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from Golden Gate University.

Ernest J. Furtado has served as our First Vice President, Senior Vice President, Chief Financial Officer and Secretary or Assistant Secretary since 1999. Mr. Furtado currently serves as our Senior Vice President and Chief Accounting and Compliance Officer. Prior to joining our company in 1991, Mr. Furtado was Controller for Itel Instant Space, a container leasing company based in San Francisco, California, and Manager of Accounting for Itel Containers International Corporation, a container leasing company based in San Francisco, California. Mr. Furtado was also a Manager of Internal Audit for Wells Fargo Bank and worked as a Certified Public Accountant at John F. Forbes & Co. Mr. Furtado is a Certified Public Accountant and holds a B.S. in Business Administration from the University of California at Berkeley and an M.B.A. in Information Systems from Golden Gate University.

Board of Directors

Our board of directors currently consists of eleven members. Our bye-laws provide that our board of directors shall consist of five to twelve directors, as the board of directors may determine from time to time.

B.	Compensation

The aggregate direct compensation we paid to our executive officers as a group (four persons, including John Maccarone, our former President and Chief Executive Officer who retired in October 2011) for the year ended December 31, 2011 was approximately $3.1 million, which included approximately $1.5 million in bonuses and approximately $69 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. On November 16, 2011, our executive officers as a group were also granted 61,500 share options, with an exercise price of $28.54 and an expiration date of November 15, 2021, and 61,500 restricted share units through our 2007 Share Incentive Plan. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2011, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2011 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2011, all STIP participants, including our executive officers received 200% of their target incentive award.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2011 was approximately $576. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

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

2008 Bonus Plan

On September 21, 2007, our board of directors approved the Textainer Group Holdings Limited 2008 Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for incentive payments to our employees and those of our affiliates, including our dedicated agents and key executives who may be affected by Section 162(m) of the Internal Revenue Code of 1986, as amended (“Code”). Although the Bonus Plan permits the awards to be paid in shares, we expect that the awards will be cash-based. The Bonus Plan is designed to provide incentive awards based on the achievement of goals relating to our performance and the performance of our individual business units, and to qualify certain components of compensation paid to certain of our key executives for the tax deductibility exception under Code Section 162(m) while maintaining a degree of flexibility in the amount of incentive compensation paid to such individuals. Under the Bonus Plan, performance goals may relate to one or more of the following measures, for the company as a whole, a line of business, service or product: increase in share price, earnings per share, total shareholder return, operating margin, gross margin, return on equity, return on assets, return on investment, operating income, net operating income, pre-tax income, cash flow, revenue, expenses, earnings before interest, taxes and depreciation, economic value added, market share, corporate overhead costs, liquidity management, net interest income, net interest income margin, return on capital invested, shareholders’ equity, income before income tax expense, residual earnings after reduction for certain compensation expenses, net income, profitability of an identifiable business unit or product, or performance relative to a peer group of companies on any of the foregoing measures. The Bonus Plan replaced our 2007 Short Term Incentive Plan beginning in 2008.

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

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements pursuant to Rule 10A-3 promulgated under the Exchange Act. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE.

•	We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

•

Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors, as required by NYSE standards. The members of our compensation committee are Messrs. Cottingham, Hoelter, Neil Jowell, Nurek and Shwiel. Messrs. Neil Jowell, Hoelter and Nurek are directors of Trencor. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence.

•

We have established an audit committee responsible (i) for advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting process, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with NYSE requirements that the audit committee have a minimum of three members or the NYSE’s standards of director independence for domestic issuers. Our audit committee has five members, Messrs. Shwiel, Cottingham, Neil Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The other three members are representatives of Trencor and have no voting rights.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has five members, Messrs. Cottingham, Hoelter, Neil Jowell, Nurek and Shwiel. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has adopted a nominating and governance committee charter.

•

Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan on September 4, 2007. Under Bermuda law, consent of the Bermuda Monetary Authority is required for the issuance of securities in certain circumstances.

•

Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

D.	Employees

As of December 31, 2011, we employed 157 people. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 9, 2012:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 49,519,958 common shares issued and outstanding on March 9, 2012. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares Beneficially Owned
Holders	Shares (1)	% (2)
5% or More Shareholders
Halco Holdings Inc. (3)	29,778,802	60.1%
Trencor Limited (3)	29,778,802	60.1%

Directors and Executive Officers
Philip K. Brewer	420,853	*
Dudley R. Cottingham	4,825	*
James E. Hoelter (4)	30,783,967	62.2%
Cecil Jowell (5)	30,377,583	61.3%
Neil I. Jowell (5)	30,440,564	61.5%
Isam K. Kabbani (6)	2,653,800	5.4%
John A. Maccarone (7)	2,066,896	4.2%
James E. McQueen (8)	29,780,627	60.1%
David M. Nurek (9)	29,780,627	60.1%
James A. C. Owens	1,825	*
Hyman Shwiel	1,825	*
Ernest J. Furtado (10)	183,183	*
Robert D. Pedersen	235,096	*
Hilliard C. Terry, III	20,000	*
Current directors and executive officers (14 persons) as a group	37,215,610	75.2%

*	Less than 1%.

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person. Common shares beneficially owned include the following share options and restricted share units:

	Grant Date
	October 9, 2007	November 19, 2008	November 18, 2009	November 18, 2010	May 17, 2011	November 16, 2011	January 20, 2012
Share options
Exercise price	$16.50	$16.97	$7.10	$28.26	N/A	$28.54	$31.34
Expiration date	October 8, 2017	November 18, 2018	November 17, 2019	November 17, 2020	N/A	November 15, 2021	January 19, 2022
Philip K. Brewer	44,430	19,500	22,350	15,000	—	30,000	—
Dudley R. Cottingham	—	—	—	—	—	—	—
James E. Hoelter	—	—	—	—	—	—	—
Cecil Jowell	—	—	—	—	—	—	—
Neil I. Jowell	—	—	—	—	—	—	—
Isam K. Kabbani	—	—	—	—	—	—	—
John A. Maccarone	59,380	8,125	31,215	—	—	—	—
James E. McQueen	—	—	—	—	—	—	—
David M. Nurek	—	—	—	—	—	—	—
James A. C. Owens	—	—	—	—	—	—	—
Hyman Shwiel	—	—	—	—	—	—	—
Ernest J. Furtado	—	4,375	7,524	7,500	—	9,500	—
Robert D. Pederson	20,190	13,000	16,762	15,000	—	22,000	—
Hilliard C. Terry, III	—	—	—	—	—	—	10,000

Restricted share units
Philip K. Brewer	26,250	13,000	15,644	11,250	—	30,000	—
Dudley R. Cottingham	—	—	—	—	1,131	—	—
James E. Hoelter	—	—	—	—	1,131	—	—
Cecil Jowell	—	—	—	—	1,131	—	—
Neil I. Jowell	—	—	—	—	1,131	—	—
Isam K. Kabbani	—	—	—	—	1,131	—	—
John A. Maccarone	65,440	16,250	21,849	—	—	—	—
James E. McQueen	—	—	—	—	1,131	—	—
David M. Nurek	—	—	—	—	1,131	—	—
James A. C. Owens	—	—	—	—	1,131	—	—
Hyman Shwiel	—	—	—	—	1,131	—	—
Ernest J. Furtado	17,500	8,750	10,534	7,500	—	9,500	—
Robert D. Pederson	26,250	13,000	15,644	11,250	—	22,000	—
Hilliard C. Terry, III	—	—	—	—	—	—	10,000

(2)	Percentage ownership is based on 49,519,958 shares outstanding as of March 9, 2012.

(3)	Includes 29,778,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. Neil Jowell, the chairman of both our board of directors and the board of directors of Trencor, Mr. Cecil Jowell, Mr. McQueen and Mr. Nurek, all members of our board of directors and the board of directors of Trencor and Mr. Edwin Oblowitz, a member of the board of directors of Trencor.

(4)	Includes 29,778,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Hoelter due to his position as a director of Trencor), 113,438 shares held by the James E. Hoelter & Virginia S. Hoelter Trust, 519,156 shares held by the JEH-VSH Limited Partnership #1, and 370,746 shares held by the JEH-VSH Limited Partnership #2. The general partners of each of the partnerships are James and Virginia Hoelter. Mr. Hoelter is one of our directors and a member of the board of directors of Trencor. Mr. Hoelter disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(5)

Includes 29,778,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Cecil Jowell and Mr. Neil Jowell due to their position as a directors of Trencor) and 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Cecil Jowell and Mr. Neil Jowell’s family are discretionary beneficiaries. Mr. Cecil Jowell and Mr. Neil Jowell are our directors, directors of Halco, protectors of the Halco Trust and members of the board of directors of Trencor. In addition, Mr. Cecil Jowell has a significant ownership interest in Trencor. Mr. Cecil Jowell and Mr. Neil Jowell disclaim beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco.

(6)	Includes 2,651,975 shares held by IKK Foundation, an affiliate of Mr. Kabbani.

(7)	Includes 1,572,916 shares held by the Maccarone Family Partnership L.P., 252,271 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA.

(8)	Includes 29,778,802 shares are held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. McQueen due to his position as a director of Trencor). Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(9)	Includes 29,778,802 shares are held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor). Mr. Nurek is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(10)	Includes 100,000 shares held by Ernest James Furtado and Barbara Ann Pelletreau, Trustees of the Furtado-Pelletreau 2003 Revocable Living Trust UDT dated November 28, 2003, 300 shares held by Ernest James Furtado as custodian for David Furtado UGMA, and 200 shares held by Ernest James Furtado as custodian for Michelle Pelletreau UGMA.

As of March 9, 2012, based on information available to the Company, 3,694 of our common shares issued and outstanding were held by one record holder in our domicile and headquarters country (Bermuda).

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we have extended loans to our employees in connection with their acquisition of our common shares in accordance with our various employees’ share schemes. As of December 31, 2011 and December 31, 2010, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, and we will not extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

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

Agreements with IKK Group

Textainer Equipment Management Limited has entered into a management agreement with IKK Foundation, related to Textainer Equipment Management Limited’s management of containers owned by IKK Foundation. Director Isam Kabbani is the beneficial owner of IKK Foundation. In 2011, 2010 and 2009, we managed approximately 8,000 TEU (for which we received approximately $178 in management fees), 9,000 TEU (for which we received approximately $173 in management fees) and 9,800 TEU (for which we received approximately $146 in management fees), respectively, for IKK Foundation.

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

We have entered into an agreement with LAPCO, an associate of Halco, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2011, 2010 and 2009, we received the following fees or commissions from LAPCO: (i) $3,239, $3,274 and $3,095, respectively, in management fees, (ii) $1,395, $1,383 and $1,474, respectively, in sales commissions and (iii) $0, $180 and $87, respectively, in acquisition fees. In 2011, 2010 and 2009, fees received under the LAPCO agreement accounted for 4.0%, 6.8% and 7.7%, respectively, of total combined Container Management and Container Resale segment revenue and 1.1%, 1.6% and 1.9%, respectively, of total revenue. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

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

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2011 and 2010 and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company — Business Overview—Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

The following table summarizes dividends that we have declared and paid since January 1, 2009:

Date Declared	Dividend per Outstanding Common Share	Total Dividend
February 2009	$0.23	$10,985
May 2009	$0.23	$10,985
August 2009	$0.23	$10,985
November 2009	$0.23	$10,985
February 2010	$0.23	$11,035
May 2010	$0.24	$11,533
August 2010	$0.25	$12,038
November 2010	$0.27	$13,025
February 2011	$0.29	$14,115
May 2011	$0.31	$15,157
August 2011	$0.33	$16,149
November 2011	$0.35	$17,128
February 2012	$0.37	$18,288

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

In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) the revolving credit facility of our wholly-owned subsidiary, Textainer Limited, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum tangible net worth level (which level would decrease by the amount of any dividend paid), (ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid) and (iii) a minimum ratio of certain income (which amount would decrease by the amount of any dividend paid) to current obligations. Please see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of these covenants. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

B.	Significant Changes

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2011, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
Fiscal 2011	$37.56	$19.74
Fiscal 2010	$31.35	$14.72
Fiscal 2009	$17.25	$4.30
Fiscal 2008	$22.35	$6.36
Fiscal 2007	$17.00	$13.42

Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2011	$29.98	$19.74
Third quarter 2011	$32.04	$20.28
Second quarter 2011	$37.56	$28.06
First quarter 2011	$37.16	$28.81
Fourth quarter 2010	$31.35	$24.06
Third quarter 2010	$29.12	$23.44
Second quarter 2010	$27.05	$20.24
First quarter 2010	$22.76	$14.72

Monthly Highs and Lows (over the most recent six month period):
February 2012	$34.52	$30.98
January 2012	$32.42	$29.03
December 2011	$29.98	$25.55
November 2011	$28.86	$24.39
October 2011	$28.26	$19.74
September 2011	$23.13	$20.28

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

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number EC18896. We were incorporated on December 3, 1993 under the name Textainer Group Holdings Limited, prior to that time our business was based in Panama. Our headquarters office is located at 16 Par-La-Ville Road, Hamilton HM 08 Bermuda.

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

Trencor, a South African company listed on the JSE, has beneficiary interest in a majority of our share capital. Trencor currently has an indirect beneficiary interest in 60.1% of our issued and outstanding shares. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

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

Taxation of the Companies

We and our Bermuda subsidiaries have obtained an assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 that, if any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain, or appreciation, or any tax in the nature of estate duty or inheritance tax, then such tax will not until March 28, 2016 be applicable to us or any of our operations, or to any of our shares, debentures, or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. However, given recently enacted legislation, we intend to apply for an extension of this assurance through 2035. As an exempted company, we are required to pay to the Bermuda government an annual fee presently not to exceed $32, based on our assessable capital.

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

In May of 2009, we received notification from the IRS that the 2007 and 2008 U.S. tax returns for our U.S. subsidiary, Textainer Equipment Management U.S. Limited, had been selected for examination. In May 2010, we received notification from the IRS that they had completed their examination, making minor changes to the 2007 and 2008 taxable income of our U.S. subsidiary with respect to our transfer pricing which did not significantly alter our income tax for these years.

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

Any gain or loss recognized on the disposition of common shares is not expected to give rise to foreign source income for U.S. foreign tax credit purposes.

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

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Dispositions of Common Shares” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

Information Reporting Regarding PFICs and Specified Foreign Financial Assets

Under legislation enacted on March 18, 2010, commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA ,” if we were a PFIC, each U.S. Holder would be required to file an annual report containing such information as the IRS may require, unless otherwise provided by the IRS. Before the enactment of this legislation, a U.S. shareholder of a PFIC was only required to file such an annual report if the shareholder recognized gain on a direct or indirect disposition of PFIC stock, received certain direct or indirect distributions from the PFIC, or was making certain elections with respect to the PFIC. In Notice 2011-55, the IRS advised that, until it develops further guidance regarding the PFIC reporting obligation under FATCA, U.S. holders that would not otherwise have been required to file an annual report under the reporting rules prior to March 18, 2010, will not be required to file an annual report as a result of FATCA for taxable years beginning on or after March 18, 2010.

U.S. Holders that are individuals will be subject to reporting obligations with respect to their common shares if they do not hold their common shares in an account maintained by a financial institution and the aggregate value of their common shares and certain other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a U.S. Holder is required to disclose its common shares under these rules and fails to do so.

In the event a U.S. Holder does not file the information reports described above relating to ownership of a PFIC or disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year will not close before such report is filed.

If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the PFIC and specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to our common shares.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2011, 2010 and 2009 were denominated in U.S. dollars. During 2011, 2010 and 2009, 36%, 34% and 38%, respectively, of our direct container expenses were paid in 18 different foreign currencies for the years ended December 31, 2011 and 2010 and 17 different foreign currencies for the year ended December 31, 2009. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

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

As of December 31, 2011, 2010 and 2009, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of income as unrealized (losses) gains on interest rate swaps and caps, net.

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

We changed from measuring the fair value of our interest rate swaps and caps under a Level 3 input to a Level 2 input during the three months ended June 30, 2009 because we began determining the fair value estimate using observable market inputs. In addition, our liability valuation reflects our credit standing and the credit standing of the counterparties to the interest rate swaps and caps. The valuation technique we utilized to calculate the fair value of the interest rate swaps and caps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The increase in the interest rate swap agreements’ net fair value liability during 2011 primarily reflects a decrease in rates in the future portion of the swaps’ curves as of December 31, 2011.

The notional amount of the interest rate swap agreements was $508,877 as of December 31, 2011, with expiration dates between May 2012 and July 2016. We receive fixed rates between 0.72% and 3.96% under the interest rate swap agreements. The net fair value liability of these agreements was $16,110 and $12,261 as of December 31, 2011 and 2010, respectively.

The notional amount of the interest rate cap agreements was $348,640 as of December 31, 2011, with expiration dates between January 2012 and November 2015.

Based on the debt balances and derivative instruments as of December 31, 2011, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value of interest rate swaps and caps, net of $9,098, an increase in interest expense of $12,796 and a decrease in realized losses on interest rate swaps and caps, net of $5,239.

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

As of December 31, 2011, approximately 95.8% of accounts receivable for our total fleet and 99.7% of the finance lease receivables were from container lessees and customers outside of the U.S. Customers in the PRC (including Hong Kong) and France accounted for approximately 22.0% and 12.6%, respectively, of our total fleet container leasing revenue for the year ended December 31, 2011. Customers in no other country accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Lease billings from our 25 largest container lessees represented $413,299, or 74.6% of our total owned and managed fleet container lease billings for the year ended December 31, 2011, with lease billings from our single largest container lessee accounting for $68,428, or 12.4% of our owned and managed fleet container lease billings during such period.

An allowance for doubtful accounts of $7,840 has been established against receivables as of December 31, 2011 for our owned fleet. During 2011, receivable write-offs, net of recoveries, totaled $3,820 for our owned fleet.

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

Textainer’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

C.	Report of the Registered Public Accounting Firm

Our internal controls over financial reporting as of December 31, 2011 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-2 in this Annual Report on Form 20-F.

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

During 2011, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

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

The following is a summary of the fees billed to us by our principal accountants for professional services rendered during 2011 and 2010:

Fee Category	2011 Fees	2010 Fees
Audit Fees	$922	$1,069
Audit-Related Fees	85	—
Tax Fees	—	31
All Other Fees	—	—

Total Fees	$1,007	$1,100

Audit Fees— Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees— Consists of fees for attestation related services other than those described above as Audit fees. Fees of $85 billed in 2011 relate to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees— Consists of fees billed for professional services for tax compliance, tax advice and tax planning. KPMG LLP did not provide any tax compliance, tax advice or tax planning services to Textainer during 2011.

All Other Fees— Consists of fees for product and services other than the services reported above. KPMG LLP did not provide any other services to Textainer during 2011 and 2010.

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

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements pursuant to Rule 10A-3 promulgated under the Exchange Act. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE.

•	We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

•

Under Bermuda law, compensation of executive officers need not be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors, as required by NYSE standards. The members of our compensation committee are Messrs. Neil Jowell, Cottingham, Hoelter, Nurek and Shwiel. Messrs. Neil Jowell, Hoelter and Nurek are directors of Trencor. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a compensation committee charter.

•

We have established an audit committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit committee has five members, Messrs. Neil Jowell, Cottingham, Hoelter, McQueen and Shwiel. Messrs. Cottingham and Shwiel are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The other three members are representatives of Trencor and have no voting rights. Our board of directors has also adopted an audit committee charter.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has five members, Messrs. Neil Jowell, Cottingham, Hoelter, Nurek and Shwiel. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a nominating and governance committee charter.

•

Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan on September 4, 2007. We are also required under Bermuda law to obtain the consent of the Bermuda Monetary Authority for the issuance of securities in certain circumstances.

•

Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

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

The exhibits filed as part of this Annual Report on Form 20-F are listed in the Exhibit Index.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Textainer Group Holdings Limited

/S/ PHILIP K. BREWER
Philip K. Brewer President and Chief Executive Officer

/S/ HILLIARD C. TERRY, III
Hilliard C. Terry, III Executive Vice President and Chief Financial Officer

March 15, 2012

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited financial statement schedules I and II. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Textainer Group Holdings Limited and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules I and II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Textainer Group Holdings Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

San Francisco, CA

March 15, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited Textainer Group Holdings Limited and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Textainer Group Holdings Limited and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Textainer Group Holdings Limited and subsidiaries’ maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and the financial statement schedules I and II, and our report dated March 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

San Francisco, CA

March 15, 2012

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2011, 2010 and 2009

(All currency expressed in United States dollars in thousands, except per share amounts)

	2011	2010	2009
Revenues:
Lease rental income	$327,627	$235,827	$189,779
Management fees	29,324	29,137	25,228
Trading container sales proceeds	34,214	11,291	11,843
Gains on sale of containers, net	31,631	27,624	12,111

Total revenues	422,796	303,879	238,961

Operating expenses:
Direct container expense	18,307	25,542	39,062
Cost of trading containers sold	29,456	9,046	9,721
Depreciation expense	83,177	58,972	48,473
Amortization expense	6,110	6,544	7,080
General and administrative expense	23,495	21,670	20,304
Short-term incentive compensation expense	4,921	4,805	2,924
Long-term incentive compensation expense	5,950	5,318	3,575
Bad debt expense, net	3,007	145	3,304
Gain on sale of containers to noncontrolling interest	(19,773)	—	—

Total operating expenses	154,650	132,042	134,443

Income from operations	268,146	171,837	104,518

Other income (expense):
Interest expense	(44,891)	(18,151)	(11,750)
Gain on early extinguishment of debt	—	—	19,398
Interest income	32	27	61
Realized losses on interest rate swaps and caps, net	(10,824)	(9,844)	(14,608)
Unrealized (losses) gains on interest rate swaps and caps, net	(3,849)	(4,021)	11,147
Other, net	(115)	(1,591)	35

Net other (expense) income	(59,647)	(33,580)	4,283

Income before income tax and noncontrolling interest	208,499	138,257	108,801
Income tax expense	(4,481)	(4,493)	(3,471)

Net income	204,018	133,764	105,330
Less: Net income attributable to the noncontrolling interest	(14,412)	(13,733)	(14,554)

Net income attributable to Textainer Group Holdings Limited common shareholders	$189,606	$120,031	$90,776

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$3.88	$2.50	$1.90
Diluted	$3.80	$2.43	$1.88
Weighted average shares outstanding (in thousands):
Basic	48,859	48,108	47,761
Diluted	49,839	49,307	48,185

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2010

(All currency expressed in United States dollars in thousands)

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$74,816	$57,081
Accounts receivable, net of allowance for doubtful accounts of $7,840 and $8,653 in 2011 and 2010, respectively	86,428	63,511
Net investment in direct financing and sales-type leases	25,075	19,117
Trading containers	12,970	404
Containers held for sale	7,832	2,883
Prepaid expenses	10,243	8,603
Deferred taxes	2,443	1,895

Total current assets	219,807	153,494
Restricted cash	45,858	15,034
Containers, net of accumulated depreciation of $377,731 and $361,791 at 2011 and 2010, respectively	1,903,855	1,437,259
Net investment in direct financing and sales-type leases	85,121	72,224
Fixed assets, net of accumulated depreciation of $9,027 and $8,820 at 2011 and 2010, respectively	1,717	1,804
Intangible assets, net of accumulated amortization of 33,340 and $27,441 at 2011 and 2010, respectively	46,675	60,122
Interest rate swaps and caps	—	1,320
Other assets	7,171	5,950

Total assets	$2,310,204	$1,747,207

Liabilities and Equity
Current liabilities:
Accounts payable	$2,616	$6,296
Accrued expenses	18,491	11,988
Container contracts payable	25,510	98,731
Deferred revenue	6,245	6,855
Due to owners, net	15,812	17,545
Secured debt facility	41,035	—
Bonds payable	91,500	51,500

Total current liabilities	201,209	192,915
Revolving credit facilities	133,047	104,000
Secured debt facility	779,383	558,127
Bonds payable	464,226	175,570
Deferred revenue	1,136	2,994
Interest rate swaps and caps	16,110	13,581
Income tax payable	22,729	20,821
Deferred taxes	7,438	8,632

Total liabilities	1,625,278	1,076,640

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,951,114 and 48,318,058 at 2011 and 2010, respectively	490	483
Additional paid-in capital	154,460	181,602
Accumulated other comprehensive loss	(28)	(52)
Retained earnings	528,906	401,849

Total Textainer Group Holdings Limited shareholders’ equity	683,828	583,882
Noncontrolling interest	1,098	86,685

Total equity	684,926	670,567

Total liabilities and equity	$2,310,204	$1,747,207

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Years ended December 31, 2011, 2010 and 2009

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders’ Equity					Noncontrolling interest	Total equity
	Common shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings
	Shares	Amount
Balances, December 31, 2008	47,604,740	$476	$166,744	$(224)	$282,613	$58,398	$508,007
Dividends to shareholders ($0.92 per common share)	—	—	—	—	(43,940)	—	(43,940)
Restricted share units vested	156,031	2	(2)	—	—	—	—
Long-term incentive compensation expense	—	—	3,493	—	—	—	3,493
Tax benefit from restricted share units vested	—	—	262	—	—	—	262
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	90,776	—	90,776
Net income attributable to noncontrolling interest	—	—	—	—	—	14,554	14,554
Foreign currency translation adjustments	—	—	—	113	—	—	113

Total comprehensive income							105,443

Balances, December 31, 2009	47,760,771	$478	$170,497	$(111)	$329,449	$72,952	$573,265

Dividends to shareholders ($0.99 per common share)	—	—	—	—	(47,631)	—	(47,631)
Restricted share units vested	193,241	2	(2)	—	—	—	—
Exercise of share options	364,046	3	5,030	—	—	—	5,033
Long-term incentive compensation expense	—	—	5,457	—	—	—	5,457
Tax benefit from share options exercised and restricted share units vested	—	—	620	—	—	—	620
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	120,031	—	120,031
Net income attributable to noncontrolling interest	—	—	—	—	—	13,733	13,733
Foreign currency translation adjustments	—	—	—	59	—	—	59

Total comprehensive income							133,823

Balances, December 31, 2010	48,318,058	$483	$181,602	$(52)	$401,849	$86,685	$670,567

Dividends to shareholders ($1.28 per common share)	—	—	—	—	(62,549)	—	(62,549)
Restricted share units vested	274,172	3	(3)	—	—	—	—
Exercise of share options	358,884	4	6,061	—	—	—	6,065
Long-term incentive compensation expense	—	—	6,177	—	—	—	6,177
Tax benefit from share options exercised and restricted share units vested	—	—	3,633	—	—	—	3,633
Capital restructuring	—	—	(43,010)	—	—	(101,822)	(144,832)
Capital contributions from noncontrolling interest	—	—	—	—	—	1,823	1,823
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	189,606	—	189,606
Net income attributable to noncontrolling interest	—	—	—	—	—	14,412	14,412
Foreign currency translation adjustments	—	—	—	24	—	—	24

Total comprehensive income							204,042

Balances, December 31, 2011	48,951,114	$490	$154,460	$(28)	$528,906	$1,098	$684,926

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2011, 2010 and 2009

(All currency expressed in United States dollars in thousands)

	2011	2010	2009
Cash flows from operating activities:
Net income	$204,018	$133,764	$105,330

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	83,177	58,972	48,473
Bad debt expense, net	3,007	145	3,304
Unrealized losses (gains) on interest rate swaps and caps, net	3,849	4,021	(11,147)
Amortization of debt issuance costs	8,101	4,399	2,176
Amortization of intangible assets	6,110	6,544	7,080
Amortization of acquired net (below) above-market leases	(411)	26	1,456
Amortization of deferred revenue	(9,181)	(7,082)	(4,462)
Amortization of unearned income on direct financing and sales-type leases	(9,055)	(7,853)	(8,625)
Gains on sale of containers, net	(31,631)	(27,624)	(12,111)
Gain on sale of containers to noncontrolling interest	(19,773)	—	—
Gain on early extinguishment of debt	—	—	(19,398)
Share-based compensation expense	6,177	5,457	3,493
Decrease (increase) in:
Accounts receivable, net	(25,924)	(8,828)	(8,804)
Trading containers, net	(12,566)	867	325
Prepaid expenses and other current assets	(7,046)	(2,140)	1,538
Due from affiliates, net	—	126	(87)
Other assets	4,736	(1,561)	(805)
Increase (decrease) in:
Accounts payable	(3,680)	(2,782)	4,156
Accrued expenses	6,503	2,868	(210)
Deferred revenue	6,713	(2,311)	(3,581)
Due to owners, net	(1,733)	3,404	3,264
Long-term income tax payable	1,908	2,165	2,582
Deferred taxes, net	46	1,306	(185)

Total adjustments	9,327	30,119	8,432

Net cash provided by operating activities	213,345	163,883	113,762

Cash flows from investing activities:
Purchase of containers and fixed assets	(823,694)	(402,286)	(137,387)
Payment for Textainer Marine Containers Ltd. capital restructuring, net of cash acquired	(11,783)	—	—
Purchase of intangible assets	—	—	(13,795)
Proceeds from sale of containers and fixed assets	75,311	58,166	51,946
Receipt of principal payments on direct financing and sales-type leases	35,042	41,156	23,748

Net cash used in investing activities	(725,124)	(302,964)	(75,488)

Cash flows from financing activities:
Proceeds from revolving credit facilities	202,100	152,000	186,000
Principal payments on revolving credit facilities	(173,053)	(127,000)	(160,000)
Proceeds from secured debt facility	627,000	327,000	196,500
Principal payments on secured debt facility	(364,803)	(98,500)	(167,500)
Proceeds from bonds payable	400,000	—	—
Principal payments on bonds payable	(71,500)	(51,500)	(53,293)
Extinguishment of bonds payable	—	—	(20,234)
(Increase) decrease in restricted cash	(30,824)	(8,448)	9,521
Debt issuance costs	(8,402)	(11,670)	(112)
Issuance of common shares upon exercise of share options	6,065	5,033	—
Excess tax benefit from share-based compensation awards	3,633	—	—
Capital contributions from noncontrolling interest	1,823	—	—
Dividends paid	(62,549)	(47,631)	(43,940)

Net cash provided by (used in) financing activities	529,490	139,284	(53,058)

Effect of exchange rate changes	24	59	113

Net increase (decrease) in cash and cash equivalents	17,735	262	(14,671)
Cash and cash equivalents, beginning of the year	57,081	56,819	71,490

Cash and cash equivalents, end of the year	$74,816	$57,081	$56,819

(Continued)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2011, 2010 and 2009

(All currency expressed in United States dollars in thousands)

	2011	2010	2009
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest and realized losses on interest rate swaps and caps, net	$46,287	$23,061	$24,506
Net income taxes paid	$391	$649	$541

Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(73,221)	$85,591	$11,072
Containers placed in direct financing and sales-type leases	$47,672	$23,590	$18,023
Intangible assets relinquished for container purchases	$7,748	$—	$3,378
Contribution of nonmonetary assets for Textainer Marine Containers Ltd. capital restructuring:
Net investment in direct financing and sales-type leases	$8,896	$—	$—
Containers, net	$124,153	$—	$—

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010, and 2009

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

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale. These activities are described below (also see Note 12 “Segment Information”).

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include special-purpose containers. These containers are financed through retained earnings, a revolving credit facility and a secured debt facility provided by banks, and bonds payable to investors. Expenses related to lease rental income include direct container expenses, depreciation expense and interest expense.

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

(b)	Principles of Consolidation and Variable Interest Entity

The consolidated financial statements of the Company include TGH and all its subsidiaries. All material intercompany balances have been eliminated in consolidation.

On August 5, 2011, a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), was formed between the Company’s wholly owned subsidiary, Textainer Limited (“TL”), and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement, dated as of August 5, 2011, with certain lenders and Wells Fargo Securities, LLC (“WFS”), as administrative agent for the lenders, TW maintains a revolving credit facility with an aggregate commitment of up to $425,000 for the origination of direct financing leases to finance up to 85% of the book value of TW’s net investment in direct financing leases (see Note 11 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments”). Both WFC and WFS are directly and indirectly wholly owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, the Company’s wholly owned subsidiary, Textainer Equipment Management Limited (“TEML”), manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases.

Based on the combined design and provisions of TW’s members, credit and management agreements, the Company has determined that TW is a Variable Interest Entity (“VIE”) and that the Company is the primary beneficiary of TW by virtue of its role as manager of the vehicle and its equity ownership in the entity. An entity is the primary beneficiary of a VIE if it meets both of the following criteria:

•	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

•	The obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be potentially significant to the VIE.

Accordingly, the Company includes TW’s financial statements in its consolidated financial statements. The equity owned by WFC in TW is shown as a noncontrolling interest on the Company’s consolidated balance sheet and the net income (loss) attributable to its operations is shown as net income (loss) attributable to noncontrolling interest on the Company’s consolidated statement of income.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by Textainer Marine Containers Limited (“TMCL”) in which the Company held a 100.00% and 84.42% economic ownership as of December 31, 2011 and 2010, respectively. TCG Fund I, L.P. (“TCG”) held the remaining 15.58% economic ownership as of December 31, 2010 (see Note 2 “Gain on Sale of Containers to Noncontrolling Interest”).

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

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

With the exception of certain purchase leasebacks (see Note 4 “Purchase-leaseback Transactions”), container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of December 31, 2011:

Year ending December 31:
2012	$172,872
2013	135,382
2014	124,743
2015	102,198
2016 and thereafter	95,058

Total future minimum lease payments receivable	$630,253

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

A functional currency is determined for each of the entities within the Company based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency, excluding its foreign subsidiaries, is the U.S. dollar. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange (losses) gains, reported in direct container expense in the consolidated statements of income were $(31), $(434) and $38 for the years ended December 31, 2011, 2010 and 2009, respectively. For consolidation purposes, the financial statements are then translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income (loss).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

(i)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant increase in container resale prices over the last few years as a result of an industry-wide shortage of older containers available for sale and the increased cost of new containers. Based on this extended period of higher realized container resale prices and the Company’s expectation that new equipment prices will remain near current levels, the Company increased the estimated future residual values of its containers used in the calculation of depreciation expense during the second half of 2011. The effect of this change was a reduction in depreciation expense of $9,522 ($9,279 after tax or $0.19 per diluted share) for the year ended December 31, 2011. Assuming no change in equipment cost balances the change would result in a decrease in future depreciation expense of $19,044 per year. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

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

The Company has evaluated the recoverability of the recorded amount of container rental equipment at December 31, 2011 and 2010. During the year ended December 31, 2011, the Company recorded an impairment of $1,213, which is included in depreciation expense in the consolidated statement of income, to write-down the carrying values of 554 containers held for continued use that were determined to be unrecoverable from a lessee. During the year ended December 31, 2010, no reduction in the carrying values of containers held for continued use was required.

During the years ended December 31, 2011, 2010 and 2009, the Company recorded impairments of $1,222, $1,602 and $1,973, which are included in depreciation expense in the consolidated statements of income, to write-down the carrying value of 1,268, 4,244 and 11,958 containers identified for sale, respectively, to their estimated fair value. The fair value was estimated based on recent gross sales proceeds. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. At December 31, 2011 and 2010, the carrying value of 324 and 631 containers identified for sale included impairment charges of $134 and $172, respectively. The carrying value of these containers identified for sale amounted to $173 and $376 as of December 31, 2011 and 2010, respectively, and is included in containers held for sale in the consolidated balance sheets.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

During the years ended December 31, 2011, 2010 and 2009, the Company recorded the following net gains on sales of containers, included in gains on sale of containers, net in the consolidated statements of income:

	2011		2010		2009
	Units	Amount	Units	Amount	Units	Amount
Gains on sale of previously written down containers, net	1,540	$2,464	6,767	$3,337	9,221	$1,140
Gains on sale of containers not written down, net	34,101	29,167	30,724	24,287	35,024	10,971

Gains on sales of containers, net	35,641	$31,631	37,491	$27,624	44,245	$12,111

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

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

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

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. During 2011, 2010 and 2009, $6,614 or 36%, $8,796 or 34% and $15,013 or 38%, respectively, of the Company’s direct container expenses were paid in 18 different foreign currencies during 2011 and 2010 and 17 different foreign currencies during 2009. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for one major lessee which made up 12.3%, 10.8% and 12.5% of the Company’s lease rental income during 2011, 2010 and 2009, respectively, no other single lessees made up greater than 10% of the Company’s lease rental income for each of those years. One single lessee accounted for 20.6% and 13.5% of the Company’s accounts receivable, net as of December 31, 2011 and 2010.

Total fleet lease rental income differs from reported lease rental income in that total fleet lease rental income comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned by the Owners from leases on containers in its managed fleet, while the Company’s reported lease rental income only comprises income associated with its owned fleet. The Company’s largest customer represented approximately $68.4 million or 12.4%, $52.7 million or 11.1% and $51.4 million or 12.1% of the Company’s total fleet’s 2011, 2010 and 2009 leasing billings, respectively. The Company had no other customer that individually accounted for over 10% of the lease billings of the Company’s total fleet in 2011, 2010 and 2009. The Company currently has containers on-hire to approximately 400 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers to freight forwarding companies and the U.S. military. The Company’s five largest customers accounted for approximately 34.8%, 32.3% and 34.8% of the Company’s total fleet’s 2011, 2010 and 2009 leasing billings, respectively. During 2011, 2010 and 2009, revenue from the Company’s 25 largest container lessees by lease billings represented 74.6%, 76.7% and 74.8% of the Company’s total fleet’s container lease billings, respectively. A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition.

As of December 31, 2011 and 2010, approximately 95.8% and 95.1%, respectively, of the Company’ accounts receivable for its total fleet were from container lessees and customers outside of the U.S. As of December 31, 2011 and 2010, approximately 99.7% and 99.4% of the Company’s finance lease receivables for its total fleet were from container lessees and customers outside of the U.S. Except

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

for the countries outside of the U.S. noted in the table below, customers in no other single countries made up greater than 10% of the Company’s total fleet container lease billings during 2011, 2010 and 2009.

Country	2011	2010	2009
People’s Republic of China	22.0%	20.6%	18.8%
France	12.6%	11.4%	12.4%
Taiwan	n/a	n/a	10.7%

(m)	Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps and caps. At December 31, 2011 and 2010, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $106,948 and $88,904 at December 31, 2011 and 2010, respectively, compared to book values of $110,196 and $91,341 at December 31, 2011 and 2010, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $1,483,150 and $869,596 at December 31, 2011 and 2010, respectively, compared to book values of $1,509,191 and $889,197 at December 31, 2011 and 2010, respectively.

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

As of the balance sheet dates, none of the derivative instruments is designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of income as unrealized (losses) gains on interest rate swaps and caps, net.

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

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as a method for determining the estimated fair value for employee share option awards. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award. Share-based compensation expense of $6,177, $5,457 and $3,493 was recorded as a part of

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

long-term incentive compensation during 2011, 2010 and 2009 for share options and restricted share units awarded to employees under the 2007 Plan.

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

Certain reclassifications of 2010 and 2009 amounts have been made in order to conform with the 2011 financial statement presentation. On the Company’s consolidated statements of cash flows for 2010 and 2009, proceeds from sale of containers and fixed assets of $17,364 and $6,887, respectively, were reclassified to purchase of containers and fixed assets.

(s)	Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised or converted into common shares. During 2011, 2010 and 2009, 173,635, 18,286 and 1,062,438 share options were excluded, respectively from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS during 2011, 2010 and 2009 is presented as follows:

Share amounts in thousands	2011	2010	2009
Numerator
Net income attributable to Textainer Group Holdings Limited common shareholders— basic and diluted EPS	$189,606	$120,031	$90,776
Denominator
Weighted average common shares outstanding— basic	48,859	48,108	47,761
Dilutive share options and restricted share units	980	1,199	424

Weighted average common shares outstanding— diluted	$49,839	$49,307	$48,185

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$3.88	$2.50	$1.90
Diluted	$3.80	$2.43	$1.88

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

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

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2011
Assets
Interest rate swaps and caps	$—	$—	$—

Total	$—	$—	$—

Liabilities
Interest rate swaps and caps	$—	$16,110	$—

Total	$—	$16,110	$—

December 31, 2010
Assets
Interest rate swaps and caps	$—	$1,320	$—

Total	$—	$1,320	$—

Liabilities
Interest rate swaps and caps	$—	$13,581	$—

Total	$—	$13,581	$—

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2011 and 2010:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Years Ended December 31, 2011 and 2010
	(Level 1)	(Level 2)	(Level 3)	Total Impairments (2)
December 31, 2011
Assets
Containers held for sale (1)	$—	$173	$—	$1,222

Total	$—	$173	$—	$1,222

December 31, 2010
Assets
Containers held for sale (1)	$—	$376	$—	$1,602

Total	$—	$376	$—	$1,602

(1)	Represents the carrying value of containers included in containers held for sale in the consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

(2)	Included in depreciation expense in the accompanying consolidated statements of income.

When the Company is required to write down the cost basis of its containers identified for sale to fair value less cost to sell, the Company measures the fair value of its containers identified for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell.

The Company measures the fair value of its $508,877 notional amount of interest rate swaps and caps under a Level 2 input. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps and caps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap agreements had a net fair value liability of $16,110 and $12,261 as of December 31, 2011 and 2010, respectively. The credit valuation adjustment (which was a reduction in the liability) was determined to be $134 and $45 as of December 31, 2011 and 2010, respectively. The change in fair value during 2011, 2010 and 2009 of $(3,849), $(4,021) and $11,147, respectively, was recorded in the consolidated statement of income as unrealized (losses) gains on interest rate swaps and caps, net.

(u)	Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), which

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of FASB Accounting Standards Codification Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The amendments are effective for interim and annual reporting periods beginning after December 15, 2011. The Company does not believe that the adoption of ASU 2011-04 will have a material effect on its consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”), which provides new guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. Under either method, entities must display adjustments to items reclassified from other comprehensive income to net income in both net income and other comprehensive income. ASU 2011-05 will be effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. The Company does not believe that the adoption of ASU 2011-05 will have a material effect on its consolidated financial position, results of operations or cash flows.

(2)	Gain on Sale of Containers to Noncontrolling Interest

On June 30, 2011, TMCL completed a capital restructuring, whereby TL became the sole owner of TMCL. Immediately before the capital restructuring, TL held an 82.49% economic ownership in TMCL and TCG held the remaining 17.51% economic ownership. TL’s total ownership and voting interest in TMCL’s Class A common shares before and after the capital restructuring was 75% and 100%, respectively.

On June 30, 2011, TL purchased 1,500 (or 12.5%) Class A common shares of TMCL from TCG for cash consideration of $71,089. The Company accounted for this transaction as a reduction in the related noncontrolling interest and additional paid-in capital. To complete the capital restructuring, TMCL contributed 12.5% of its containers, net and investment in direct financing and sales-type leases to TCG and TCG paid $67,303 of principal on TMCL’s secured debt facility (equal to 12.5% of the balance of TMCL’s secured debt facility and bonds payable) in consideration for the remaining 1,500 (or 12.5%) Class A shares of TMCL held by TCG, which were immediately retired. The fair value of the containers, net and investment in direct financing and sales-type leases contributed was $124,153 and $8,896, respectively, compared to a book value of $104,345 and $8,931, respectively. The Company recorded a gain on sale of containers to noncontrolling interest of $19,773 for the year ended December 31, 2011 in the amount by which the fair value of its containers, net and net investment in direct financing and sales-type leases exceeded their book values. Simultaneously with the contribution of containers, net and net investment in direct financing and sales-type leases, TCG repaid $67,303 of TMCL’s secured debt facility. TL also paid an additional $7,997 of cash consideration to TCG as a final determination of the purchase price as determined under the contract for 12.5% of the book value of TMCL’s net assets excluding the book value of containers, net, net investment in direct financing and sales-type leases, secured debt facility and bonds payable as of June 30, 2011. As a result of this restructuring, TL acquired the noncontrolling interest in TMCL and additional paid-in capital was reduced by $43,010 during the year ended December 31, 2011.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

TL’s 100% ownership and voting interest in TMCL’s Class B common shares was not affected by the capital restructuring. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL and was not affected by the capital restructuring. For U.S. federal income tax purposes, as a result of the capital restructuring described above, TMCL became a disregarded entity with respect to the Company. The Company has consolidated TMCL since the inception of the entity in 2001.

(3)	Container Purchases

In 2011 the Company concluded three separate purchases of approximately 115,500 containers that it had been managing for institutional investors, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for total purchase consideration of $187,191 (consisting of cash of $179,444 and elimination of the Company’s intangible asset for the management rights relinquished of $7,747). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$178,059
Other net assets	9,132

$187,191

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

$36,408

On October 1, 2009, the Company purchased approximately 30,900 containers that it had been managing for Amphibious Container Leasing Limited (“Amficon”) for total purchase consideration of $67,054 (consisting of cash of $63,676 and the elimination of the Company’s intangible asset for the management rights relinquished of $3,378). No other assets or liabilities were purchased.

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

(4)	Purchase-leaseback Transactions

On March 31, 2011, July 25, 2011 and August 25, 2011, the Company completed purchase-leaseback transactions for approximately 10,600, 7,800 and 6,800 containers, respectively, with a shipping line for total purchase prices of $10,257, $8,841 and $9,929, respectively. The purchase price and leaseback rental rates were below market rates. The prepayment of the leases by the lessee by selling the containers at below-market prices to the company was recorded as follows:

Containers, net of accumulated depreciation	$36,131
Deferred revenue—operating lease contracts	(7,104)

Purchase price	$29,027

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

The deferred revenue is being amortized to lease rental income so as to produce even revenue recognition over the terms of the respective leases. The balance of deferred revenue related to these purchase-leaseback transactions as of December 31, 2011 of $7,381 reflects reductions resulting from the amortization of the deferred revenue recorded at the time of purchase and reversals of deferred revenue related to containers that were returned by the lessee since the origination of the purchase-leaseback transactions that have been sold.

(5)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions during 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Fees from affiliated Owner	$4,636	$4,837	$4,727
Fees from unaffiliated Owners	22,741	22,410	18,668

Fees from Owners	27,377	27,247	23,395
Other fees	1,947	1,890	1,833

Total management fees	$29,324	$29,137	$25,228

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Affiliated Owner	$919	$885
Unaffiliated Owners	14,893	16,660

Total due to Owners, net	$15,812	$17,545

(6)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 56,857 and 52,485 containers under direct financing and sales-type leases as of December 31, 2011 and 2010, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment, as of December 31, 2011 and 2010 were as follows:

	2011	2010
Future minimum lease payments receivable	$122,349	$100,559
Residual value of containers on sales-type leases	11,032	9,390
Less unearned income	(23,185)	(18,608)

Net investment in direct financing and sales-type leases	$110,196	$91,341

Amounts due within one year	$25,075	$19,117
Amounts due beyond one year	85,121	72,224

Net investment in direct financing and sales-type leases	$110,196	$91,341

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

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of December 31, 2011, the aging would be as follows:

1-30 days past due	$19,409
31-60 days past due	180
61-90 days past due	11,434
Greater than 90 days past due	161

Total past due	31,184
Current	91,165

Total future minumum lease payments	$122,349

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. Management does not set an internal credit score or obtain an external credit score as part of estimating the allowance as of period end. Based on management’s assessment, there was no allowance for doubtful accounts recorded related to the Company’s net investment in direct financing and sales-type leases as of December 31, 2011.

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2011:

Year ending December 31:
2012	$33,524
2013	28,797
2014	24,353
2015	20,582
2016 and thereafter	15,093

Total future minimum lease payments receivable	$122,349

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $8,553, $7,303 and $10,691 during 2011, 2010 and 2009 respectively.

(7)	Containers and Fixed Assets

Containers, net at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Containers	$2,281,586	$1,799,050
Less accumulated depreciation	(377,731)	(361,791)

Containers, net	$1,903,855	$1,437,259

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

Trading containers had carrying values of $12,970 and $404 as of December 31, 2011 and 2010 and are not subject to depreciation. Containers held for sale that had carrying values of $7,832 and $2,883 as of December 31, 2011 and 2010 are also not subject to depreciation. All owned containers are pledged as collateral for debt as of December 31, 2011 and 2010.

Fixed assets, net at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Computer equipment and software	$7,111	$6,965
Office furniture and equipment	1,803	1,766
Automobiles	51	136
Leasehold improvements	1,779	1,757

	10,744	10,624
Less accumulated depreciation	(9,027)	(8,820)

Fixed assets, net	$1,717	$1,804

(8)	Intangible Assets

On June 12, 2009, the Company purchased for $2,954 the exclusive rights to manage the approximately 154,000 TEU container fleet of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (collectively “Capital Intermodal”). The purchase price is being amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees. Amortization expense for the years ended December 31, 2011 and 2010 was $329 and $254, respectively.

On April 15, 2009, the Company purchased the exclusive rights to manage the approximately 145,000 TEU container fleet of Amficon for $10,600. The purchase price is being amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees. On October 1, 2009, the Company purchased approximately 53,000 TEU of the containers that it had been managing for Amficon for $63,676 cash and relinquished management rights for those containers previously recorded as an intangible asset of $3,378. Amortization expense for the years ended December 31, 2011 and 2010 was $562 and $641, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

The changes in the carrying amount of intangible assets during the years ended December 31, 2011, 2010 and 2009 are as follows:

Balance as of December 31, 2008	$64,751
Additions arising from the Amficon, Capital Intermodal and other transactions	13,795
Amortization expense of step acquisition adjustment related to lease contracts(1)	(1,396)
Reduction arising from the relinquishment of management rights from the purchase of containers from Amficon	(3,378)
Amortization expense	(7,080)

Balance as of December 31, 2009	66,692

Amortization expense of step acquisition adjustment related to lease contracts (1)	(26)
Amortization expense	(6,544)

Balance as of December 31, 2010	60,122

Amortization expense of step acquisition adjustment related to lease contracts (1)	411
Amortization expense	(6,110)
Reduction arising from the relinquishment of management rights from the purchase of containers from institutional investors	(7,748)

Balance as of December 31, 2011	$46,675

(1)	Represents a step acquisition adjustment related to the Company’s wholly owned subsidiary, Textainer Limited’s (“TL”) purchase of 3,000 additional Class A shares of TMCL on November 1, 2007. The adjustment was recorded to increase the balance of lease contracts to an amount that equaled the fair market value of the lease contracts on the date of the acquisition.

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2011:

Year ending December 31:
2012	$5,277
2013	5,616
2014	5,691
2015	5,762
2016 and thereafter	24,329

Total future amortization of intangible assets	$46,675

(9)	Accrued Expenses

Accrued expenses at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Accrued compensation	$6,280	$6,266
Direct container expense	7,718	2,557
Interest payable	2,907	1,580
Other	1,586	1,585

Total accrued expenses	$18,491	$11,988

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

(10)	Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense for 2011, 2010 and 2009 consisted of the following:

	2011	2010	2009
Current
Bermuda	$—	$—	$—
Foreign	6,223	3,187	3,657

	6,223	3,187	3,657

Deferred
Bermuda	—	—	—
Foreign	(1,742)	1,306	(186)

	(1,742)	1,306	(186)

	$4,481	$4,493	$3,471

The components of income before income taxes and noncontrolling interest were as follows:

	2011	2010	2009
Bermuda sources	$—	$—	$—
Foreign sources	208,499	138,257	108,801

	$208,499	$138,257	$108,801

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of income is as follows:

	2011	2010	2009
Bermuda tax rate	0.00%	0.00%	0.00%
Foreign tax rate	0.44%	1.63%	1.05%
Tax uncertainties	1.71%	1.62%	2.14%

	2.15%	3.25%	3.19%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the current and non-current deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 are presented below:

	2011	2010
Current deferred tax assets
Other	$2,443	$1,895

Current deferred tax assets	2,443	1,895

Non-current deferred tax assets
Net operating loss carryforwards	7,352	5,797
Other	2,109	1,220

Non-current deferred tax assets	9,461	7,017

Non-current deferred tax liabilties
Containers, net	15,853	15,182
Other	1,046	467

Non-current deferred tax liabilties	16,899	15,649

Net deferred tax liability	$4,995	$6,737

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

The Company has net operating loss carry-forwards of $21,664 that will begin to expire from December 31, 2017 through December 31, 2030 if not utilized.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2011, cumulative earnings of approximately $45,549 would be subject to income taxes of approximately $13,677 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, State of New Jersey, State of Texas, State of Illinois, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. With the exception of two tax returns of two foreign subsidiaries, the Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2005.

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

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

the 2007 and 2008 taxable income of TEMUS which did not significantly alter the Company’s income tax for these years. As a result, the Company reduced the amount of unrecognized tax benefits and recognized a tax provision reduction during the year ended December 31, 2010. The Company’s effective tax rate reflects the recognition of this $2,259 tax provision reduction.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2011 and 2010 are as follows:

Balance at December 31, 2009	$17,088
Increases related to prior year tax positions	—
Decreases related to prior year tax positions	(2,259)
Increases related to current year tax positions	8,007
Settlements	—
Lapse of statute of limitations	(3,287)

Balance at December 31, 2010	19,549
Increases related to prior year tax positions	243
Decreases related to prior year tax positions	(2,215)
Increases related to current year tax positions	7,689
Settlements	—
Lapse of statute of limitations	(3,826)

Balance at December 31, 2011	$21,440

If the unrecognized tax benefits of $21,440 at December 31, 2011 were recognized, tax benefits in the amount of $20,839 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2011 will decrease by $3,682 in the next twelve months due to expiration of the statute of limitations, of which $3,589 would reduce our annual effective tax rate.

Interest and penalty (benefit) expense recorded during 2011 amounted to $188 and $0, respectively. Total accrued interest and penalties as of December 31, 2011 were $838 and $0, respectively, and were included in non-current income taxes payable. Interest and penalty (benefit) expense recorded during 2010 amounted to $(381) and $0, respectively. Total accrued interest and penalties as of December 31, 2010 were $649 and $0, respectively, and were included in non-current income taxes payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

(11)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2011 and 2010:

	2011	2010
Revolving Credit Facilities, Bonds Payable and Secured Debt Facility
TL Revolving Credit Facility, weighted average variable interest at 1.53% and 1.29% at December 31, 2011 and 2010, respectively	$125,000	$104,000
TW Revolving Credit Facility, weighted average variable interest at 3.02% at December 31, 2011	8,047	—
2005-1 Bonds, variable interest at 0.81% and 0.79% at December 31, 2011 and 2010, respectively	175,726	227,070
2011-1 Bonds, fixed interest at 4.70% at December 31, 2011	380,000	—
Secured Debt Facility, weighted average variable interest at 3.03% and 3.01% at December 31, 2011 and 2010, respectively	820,418	558,127

Total debt obligations	$1,509,191	$889,197

Amount due within one year	$132,535	$51,500

Amounts due beyond one year	$1,376,656	$837,697

Revolving Credit Facilities

A Company subsidiary, TL, has a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $205,000 (which includes a $50,000 letter of credit facility) (the “TL Credit Facility”). The TL Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the TL Credit Facility at December 31, 2011 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. Total outstanding principal under the TL Credit Facility was $125,000 and $104,000 as of December 31, 2011 and 2010, respectively. The Company had no outstanding letters of credit under the TL Credit Facility as of December 31, 2011 and 2010.

The TL Credit Facility is secured by the Company’s containers and under the terms of the TL Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the TL Credit Facility, as limited by the Company’s borrowing base, was $24,688 as of December 31, 2011.

TGH acts as a guarantor of the TL Credit Facility. The TL Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at December 31, 2011. There is a commitment fee of 0.20% to 0.30% on the unused portion of the TL Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

The Company’s joint venture, TW, is party to a credit agreement, dated as of August 5, 2011, with certain lenders and WFS, as administrative agent for the lenders, which provides for a revolving credit

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

facility with an aggregate commitment amount of up to $425,000 (the “TW Credit Facility”). The TW Credit Facility provides for payments of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Credit Facility is based on LIBOR plus a spread between 2.75% and 3.75% per annum, which varies based on the occurrence of certain specified events. There is a commitment fee of 0.5% on the unused portion of the TW Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Credit Facility, which is payable monthly in advance. TW is required to make principal payment on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, August 5, 2024. Total outstanding principal under the TW Credit Facility was $8,047 as of December 31, 2011.

The TW Credit Facility is secured by TW’s containers and under the terms of the TW Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Credit Facility, as limited by TW’s borrowing base, was $0 as of December 31, 2011.

The TW Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $9,860 as of December 31, 2011. The TW Credit Facility contains restrictive covenants, including limitations on TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels, and TW’s overall Asset Base minimums. As of December 31, 2011, TW was not in compliance with the TW Credit Facility’s debt service coverage covenants and owner container concentration limits set forth by the TW Credit Facility’s Asset Base covenants, primarily due to such covenants failing to take into account how they should be applied to commitments to fund TW’s initial container financings. As a result, an Early Amortization Event has occurred and is continuing. Accordingly, TW obtained a waiver for these covenants effective December 29, 2011. TW, TGH and TGH’s container management subsidiary was in compliance with all of the TW Credit Facility’s other covenants at December 31, 2011.

Bonds Payable and Secured Debt Facility

In 2005, one of the Company’s subsidiaries, TMCL, issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. During 2009, the Company repurchased $65,000 of aggregate original face amount or $39,917 in aggregate outstanding principal amount of its 2005-1 Bonds for $20,234. As a result of these purchases, the Company recognized a gain on early extinguishment of debt during 2009 of $19,398, net of the write-off of deferred debt financing costs of $285. Based on the outstanding principal amount at December 31, 2010 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bond principal has been insured and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

In June 2011, TMCL issued $400,000 aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at December 31, 2011 and under the 10-year amortization schedule, $40,000 in 2011-1 Bond principal will amortize per year. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to the payment date occurring in June 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

The Company’s primary ongoing container financing requirements are funded by revolving notes issued by TMCL (the “Secured Debt Facility”). On March 15, 2011, TMCL exercised an option to increase the maximum available commitment under the Secured Debt Facility from $750,000 to $850,000. The additional amount available for borrowing under the Secured Debt Facility, as limited by the Company’s borrowing base, was $3,933 as of December 31, 2011. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (as defined in the Indenture governing the 2005-1 Bonds and the Secured Debt Facility) (currently set at June 29, 2012), with a provision for the Secured Debt Facility to amortize over a 10-year period, but not to exceed the maximum term of a 15-year period, beginning on the Conversion Date. The interest rate on the Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.75% during the revolving period prior to the Conversion Date. There is also a commitment fee on the unused portion of the Secured Debt Facility, payable in arrears, of 0.75% if total borrowings under the Secured Debt Facility equal 50% or more of the total commitment or 1.00% if total borrowings are less than 50% of the total commitment. If the Secured Debt Facility is not refinanced or renewed prior to the Conversion Date, the interest rate would increase based on pre-agreed terms during the 10 or 15 year amortization period that follows.

Under the terms of the 2005-1 Bonds, 2011-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds, 2011-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $1,994,404 as of December 31, 2011. The 2005-1 Bonds, 2011-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, for which TMCL and TGH’s container management subsidiary believe that they were in compliance at December 31, 2011.

On February 3, 2012, a bank issued TMCL a commitment letter (the “Commitment”) to provide an irrevocable letter of credit (“Letter of Credit”) with a maximum available commitment amount of $100,000 on the Conversion Date of the Secured Debt Facility if the Secured Debt Facility is not refinanced on or prior to the Conversion Date. The purpose of the Commitment is to maintain TMCL’s current credit ratings on the 2005-1 Bonds, the 2011-1 Bonds and the Secured Debt Facility. The purpose of the Letter of Credit is to supplement the 2005-1 Bonds, the 2011-1 Bonds and the Secured Debt Facility by covering possible shortfalls in principal and interest payments under certain stress scenarios modeled by TMCL’s credit rating

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

agencies. The interest rate on the Letter of Credit, payable monthly in arrears, will be LIBOR plus 5.50% to 6.50% per annum for the five-year period following the Conversion Date and LIBOR plus 11.50% per annum thereafter. There is also a commitment fee of $500, payable in full on February 3, 2012, and an unused fee on the Commitment, payable in arrears, of 0.25% per annum, from February 3, 2012 through the date the Conversion Date and 0.625% per annum thereafter.

The following is a schedule by year, of future scheduled repayments, as of December 31, 2011:

	TL Credit Facility	TW Credit Facility	2005-1 Bonds (1)	2011-1 Bonds	Secured Debt Facility (1)
Year ending December 31:
2012	$—	$—	$51,500	$40,000	$41,035
2013	125,000	—	51,500	40,000	82,070
2014	—	—	51,500	40,000	82,070
2015	—	—	21,458	40,000	82,070
2016 and thereafter	—	8,047	—	220,000	533,452

	$125,000	$8,047	$175,958	$380,000	$820,697

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $232 and $279, respectively, related to TL’s purchase of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

The future repayments schedule for the Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a ten-year fully amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its TL Credit Facility, TW Credit Facility, 2005-1 Bonds and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of December 31, 2011:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.19% and 5.63% per annum, nonamortizing notional amounts,with termination dates through November 2015	$348,640
Interest rate swap contracts with several banks, with fixed rates between 0.72% and 3.96% per annum, amortizing notional amounts, with termination dates through July 2016	508,877

Total notional amount as of December 31, 2011	$857,517

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

During January 2012, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR rate fixed at 0.89% per annum, in amortizing notional amount with initial notional amount of $5,584 and a term from January 26, 2012 through April 15, 2017.

During February 2012, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR fixed rate at 3.25% per annum, in non-amortizing notional amount of $250,000 and a term from February 15, 2012 through March 15, 2012.

During March 2012, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR fixed rate at 3.24% per annum, in non-amortizing notional amount of $250,000 and a term from March 15, 2012 through April 15, 2012.

The Company’s interest rate swap agreements had a fair value liability of $16,110 and $13,581, as of December 31, 2011 and 2010, respectively, and a fair value asset of $1,320 as of December 31, 2010, which are inclusive of counterparty risk. The primary external risk the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at December 31, 2011. The Company does not have any master netting arrangements with its counterparties, The change in fair value was recorded in the consolidated statement of income as unrealized (losses) gains on interest rate swaps and caps, net.

(12)	Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for 2011, 2010 and 2009, reconciled to the Company’s income before income tax and noncontrolling interest as shown in its consolidated statements of income:

2011	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$326,519	$1,108	$–	$–	$–	$327,627
Management fees	–	69,354	10,320	–	(50,350)	29,324
Trading container sales proceeds	–	–	34,214	–	–	34,214
Gains on sale of containers, net	31,598	33	–	–	–	31,631

Total revenue	$358,117	$70,495	$44,534	$–	$(50,350)	$422,796

Depreciation expense	$85,643	$791	$–	$–	$(3,257)	$83,177

Interest expense	$44,891	$–	$–	$–	$–	$44,891

Unrealized losses on interest rate swaps and caps, net	$3,849	$–	$–	$–	$–	$3,849

Segment income before income tax and noncontrolling interest	$177,694	$36,772	$10,759	$(3,314)	$(13,412)	$208,499

Total assets	$2,243,977	$99,287	$17,590	$3,413	$(54,063)	$2,310,204

Purchases of long-lived assets	$749,766	$707	$–	$–	$–	$750,473

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

2010	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$234,577	$1,250	$–	$–	$–	$235,827
Management fees	–	48,028	10,086	–	(28,977)	29,137
Trading container sales proceeds	–	–	11,291	–	–	11,291
Gains on sale of containers, net	27,617	7	–	–	–	27,624

Total revenue	$262,194	$49,285	$21,377	$–	$(28,977)	$303,879

Depreciation expense	$60,398	$779	$–	$–	$(2,205)	$58,972

Interest expense	$18,151	$–	$–	$–	$–	$18,151

Unrealized losses on interest rate swaps and caps, net	$4,021	$–	$–	$–	$–	$4,021

Segment income before income tax and noncontrolling interest	$119,772	$15,901	$7,995	$(2,815)	$(2,596)	$138,257

Total assets	$1,660,626	$114,060	$996	$3,290	$(31,765)	$1,747,207

Purchases of long-lived assets	$504,650	$601	$–	$–	$–	$505,251

2009	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$188,431	$1,348	$–	$–	$–	$189,779
Management fees	–	37,384	9,601	–	(21,757)	25,228
Trading container sales proceeds	–	–	11,843	–	–	11,843
Gains on sale of containers, net	12,114	(3)	–	–	–	12,111

Total revenue	$200,545	$38,729	$21,444	$–	$(21,757)	$238,961

Depreciation expense	$49,596	$790	$–	$–	$(1,913)	$48,473

Interest expense	$11,750	$–	$–	$–	$–	$11,750

Unrealized gains on interest rate swaps and caps, net	$11,147	$–	$–	$–	$–	$11,147

Segment income before income tax and noncontrolling interest	$95,178	$9,981	$7,993	$(2,686)	$(1,665)	$108,801

Total assets	$1,259,050	$122,381	$2,463	$2,109	$(25,980)	$1,360,023

Purchases of long-lived assets	$157,351	$11,790	$–	$–	$–	$169,141

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

December 31, 2011, 2010, and 2009

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

The Company has entered into several operating leases for office space. Rent expense amounted to $1,600, $1,594 and $1,655 during 2011, 2010 and 2009, respectively.

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2011 were as follows:

Operating leasing
Year ending December 31:
2012	$1,508
2013	1,413
2014	1,428
2015	1,380
2016 and thereafter	1,656

Total	$7,385

(b)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TW Credit Facility, 2005-1 Bonds and 2011-1 Bonds and Secured Debt Facility. The total balance of these restricted cash accounts was $45,858 and $15,034 as of December 31, 2011 and 2010, respectively.

(c)	Trading Container Purchase Commitment

The Company entered into an agreement in November 2011 with a shipping line to purchase up to $18,730 of containers to be resold. The agreement expires at the earlier of November 2012 or when all of the equipment has been delivered and at December 31, 2011 $9,278 of containers remain to be delivered.

(d)	Container Commitments

At December 31, 2011, the Company had placed orders with manufacturers for containers to be delivered subsequent to December 31, 2011 in the total amount of $34,121.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

(14)	Share Option and Restricted Share Unit Plans

As of December 31, 2011, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. At December 31, 2011, 1,486,883 shares were available for future issuance under the 2007 Plan.

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

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and 2011, each employee’s restricted share units vest in increments of 25% per year.

The following is a summary of activity in the Company’s 2007 Plan for the years ended December 31, 2011, 2010 and 2009:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2008	1,284,012	$14.68
Options granted during the period	218,904	$16.97

Balances, December 31, 2009	1,502,916	$15.01
Options granted during the period	151,687	$28.26
Options exercised during the period	(364,046)	$15.41
Options forfeited during the period	(32,475)	$14.49

Balances, December 31, 2010	1,258,082	$16.51
Options granted during the period	173,350	$28.54
Options exercised during the period	(358,884)	$15.29
Options forfeited during the period	(3,503)	$18.48

Balances, December 31, 2011	1,069,045	$18.86

Options exercisable at December 31, 2011	221,100	$15.18

Options vested and expected to vest at December 31, 2011	1,028,709	$18.61

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2008	1,282,140	$12.20
Share units granted during the period	220,397	$14.09
Share units vested during the period	(156,031)	$14.11

Balances, December 31, 2009	1,346,506	$12.28
Share units granted during the period	152,687	$25.62
Share units vested during the period	(193,241)	$12.20
Share units forfeited during the period	(40,056)	$12.04

Balances, December 31, 2010	1,265,896	$13.90
Share units granted during the period	191,449	$25.45
Share units vested during the period	(274,172)	$13.23
Share units forfeited during the period	(4,561)	$14.73

Balances, December 31, 2011	1,178,612	$15.95

Share units outstanding and expected to vest at December 31, 2011	1,121,835	$16.76

The estimated weighted average grant date fair value of share options granted during 2011, 2010 and 2009 was $11.60, $9.82 and $4.69 per share, respectively. As of December 31, 2011, $12,751 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.4 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $29.12 per share as of December 29, 2011 was $3,083. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2011.

The following table summarizes information about share options exercisable and outstanding at December 31, 2011:

	Share options exercisable		Share options outstanding
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Range of per-share exercise prices
$7.10 - $7.10	31,925	$7.10	150,220	$7.10
$14.01 - $14.01	2,242	14.01	3,106	14.01
$16.50 - $16.50	159,700	16.50	407,860	16.50
$16.97 - $16.97	27,233	16.97	183,972	16.97
$28.26 - $28.26	—	—	151,543	28.26
$28.54 - $28.54	—	—	172,344	28.54

	221,100	$15.18	1,069,045	$18.86

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2011, 2010, and 2009

(All currency expressed in U.S. dollars in thousands)

The weighted average contractual life of options exercisable and outstanding as of December 31, 2011 was 6.2 years and 7.4 years, respectively.

The fair value of each share option granted under the 2007 Plan was estimated on the date of grant using the Black-Scholes option pricing model for the years ended December 31, 2011, 2010 and 2009 with the following assumptions:

	2011	2010	2009
Risk-free interest rates	1.1%	2.0%	2.6%
Expected terms (in years)	5.7	6.3	6.3
Expected common share price volatilities	68.0%	50.1%	46.0%
Expected dividends	4.9%	3.8%	5.4%
Expected forfeitures	5.0%	5.0%	5.0%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the share option life. The expected term is calculated based on historical exercises for share options granted during the year ended December 31, 2011 and the short-cut method was used to calculate the expected term for share options granted during the years ended December 31, 2010 and 2009 because the Company did not have sufficient historical information to calculate the expected terms. The expected common share price volatility for the 2007 Plan is based on the historical volatility of publicly traded companies within the Company’s industry. The dividend yield reflects the estimated future yield on the date of grant. The Company only recognizes expense for share-based awards that are ultimately expected to vest. The forfeiture rate is based on the Company’s estimate of share options that are expected to cancel prior to vesting.

(15)	Dividend

On February 10, 2012, the Company’s board of directors approved and declared a quarterly cash dividend of $0.37 per share on the Company’s issued and outstanding common shares, payable on March 6, 2012 to shareholders of record as of February 24, 2012

.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF INCOME

Parent Company Information

Years Ended December 31, 2011, 2010 and 2009

(All currency expressed in United States dollars in thousands)

	2011	2010	2009
Operating expenses:
General and administrative expense	$2,676	$2,818	$2,765
Long-term incentive compensation expense	638	—	—

Total operating expenses	3,314	2,818	2,765

Loss from operations	(3,314)	(2,818)	(2,765)

Other income:
Equity in net income of subsidiaries	192,920	122,846	93,459

Other income	—	3	93

Net other income	192,920	122,849	93,552

Income before income tax	189,606	120,031	90,787
Income tax expense	—	—	(11)

Net income	$189,606	$120,031	$90,776

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2011 and 2010

(All currency expressed in United States dollars in thousands)

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$2,587	$2,133
Prepaid expenses	230	266
Due from affiliates, net	215	728
Other assets	50	165

Total current assets	3,082	3,292
Investments in subsidiaries	681,589	581,369

Total assets	$684,671	$584,661

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$843	$779

Total current liabilities	843	779

Shareholders’ equity:
Common shares	490	483
Additional paid-in capital	154,460	181,602
Accumulated other comprehensive loss	(28)	(52)
Retained earnings	528,906	401,849

Total shareholders’ equity	683,828	583,882

Total liabilities and shareholders’ equity	$684,671	$584,661

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2011, 2010 and 2009

(All currency expressed in United States dollars in thousands)

	2011	2010	2009
Cash flows from operating activities:
Net income	$189,606	$120,031	$90,776

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiaries	(192,920)	(122,846)	(93,459)
Dividends received from subsidiaries	53,500	40,500	43,600
Share-based compensation	6,177	5,457	3,493
Decrease (increase) in:
Accounts receivable, net	115	(165)	—
Prepaid expenses	36	32	(250)
Other assets	—	4	(4)
Increase (decrease) in:
Accrued expenses	64	483	59

Total adjustments	(133,028)	(76,535)	(46,561)

Net cash provided by operating activities	56,578	43,496	44,215

Cash flows from investing activities:
Decrease (increase) in investments in subsidiaries, net	(177)	(679)	625

Net cash provided by (used in) investing activities	(177)	(679)	625

Cash flows from financing activities:
Issuance of common shares upon exercise of share options	6,065	5,033	—
Dividends paid	(62,549)	(47,631)	(43,940)
Due to affiliates, net	513	48	155

Net cash used in financing activities	(55,971)	(42,550)	(43,785)

Effect of exchange rate changes	24	59	113

Net increase in cash and cash equivalents	454	326	1,168

Cash and cash equivalents, beginning of the year	2,133	1,807	639

Cash and cash equivalents, end of the year	$2,587	$2,133	$1,807

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2011, 2010 and 2009

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Additions/ (Deductions)	Balance at End of Period
December 31, 2009
Accounts receivable, allowance for doubtful accounts	$5,855	$3,304	$(812)	$8,347
December 31, 2010
Accounts receivable, allowance for doubtful accounts	$8,347	$145	$161	$8,653
December 31, 2011
Accounts receivable, allowance for doubtful accounts	$8,653	$3,007	$(3,820)	$7,840

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum of Association of Textainer Group Holdings Limited(1)

1.2	Bye-laws of Textainer Group Holdings Limited(2)

2.1	Form of Common Share Certificate(3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”)(4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited(5)

4.3*†	Employment Agreement, dated as of October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer

4.4*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Ernest J. Furtado(6)

4.5*†	Employment Agreement, dated October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen

4.6*†	Employment Agreement, dated January 10, 2012 by and between Textainer Equipment Management (U.S.) Limited and Hilliard C. Terry, III

4.7*	2007 Short-Term Incentive Plan effective January 1, 2007(7)

4.8*	2007 Share Incentive Plan (as amended and restated effective May 19, 2010)(8)

4.9*	2008 Bonus Plan(9)

4.10*†	Form of Indemnification Agreement

4.11

Second Amended and Restated Indenture, dated as of May 26, 2005, by and between Textainer Marine Containers Limited, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “Second Amended and Restated Indenture”)(10)

4.12	Amendment Number 1, dated as of June 3, 2005, to the Second Amended and Restated Indenture(11)

4.13	Amendment Number 2, dated as of June 8, 2006, to the Second Amended and Restated Indenture(12)

4.14	Amendment Number 3, dated as of July 2, 2008, to the Second Amended and Restated Indenture(13)

4.15	Amendment Number 4, dated as of June 29, 2010, to the Second Amended and Restated Indenture(14)

4.16	Amendment Number 5, dated as of June 29, 2010, to the Second Amended and Restated Indenture(15)

4.17†	Omnibus Amendment, Consent and Waiver, dated as of June 10, 2011, to the Second Amended and Restated Indenture

4.18†	Amendment Number 7, dated as of February 3, 2012, to the Second Amended and Restated Indenture

4.19	Textainer Marine Containers Limited Series 2005-1 Supplement, dated as of May 26, 2005 to the Second Amended and Restated Indenture(16)

4.20	Textainer Marine Containers Limited Series 2010-1 Supplement, dated as of June 29, 2010 to the Second Amended and Restated Indenture(17)

4.21†	Textainer Marine Containers Limited Series 2011-1 Supplement, dated as of June 29, 2010 to the Second Amended and Restated Indenture

Exhibit Number	Description of Document

4.22	Credit Agreement, dated as of April 22, 2008, by and among Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto (the “Credit Agreement”)(18)

4.23**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited(19)

4.24	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited(20)

4.25**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended(21)

4.26	Form of Management Services Agreement, dated July 23, 2007, by and between Green Eagle Investments N.V., and Textainer Equipment Management Limited, for the management of the container fleet of Capital Lease Limited(22)

4.27†	Credit Agreement, dated August 5, 2011, by and among TW Container Leasing, Ltd., as Borrower, the Lenders from time to time party thereto and Wells Fargo Securities LLC, as Administrative Agent

4.28†	Members Agreement, dated August 5, 2011 of the members of TW Container Leasing, Ltd, and Supplement Number 1 to the Members Agreement, dated August 5, 2011

4.29†	Equipment Management Services Agreement, dated August 5, 2011, between Textainer Equipment Management Limited and TW Container Leasing, Ltd.

4.30†	Share Purchase Agreement, dated June 29, 2011 between TCG Fund I, L.P. and Textainer Limited

4.31†	Contribution and Distribution Agreement, dated June 30, 2011 among TCG Fund I, L.P., Textainer Limited and Textainer Marine Containers Limited

8.1†	Subsidiaries of the Registrant

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of KPMG LLP

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed herewith.
*	Indicates management contract or compensatory plan.
**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(6)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(7)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(8)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-171409) filed with the SEC on December 23, 2010.
(9)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(10)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(11)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(12)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(13)	Incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(14)	Incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 18, 2011.
(15)	Incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 18, 2011.
(16)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(17)	Incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 18, 2011.
(18)	Incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(19)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(20)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(21)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(22)	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.