Form 20-F/A
period 2011-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2012-06-27
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Large accelerated filer   ☐             Accelerated filer   ☒            Non-accelerated filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17   ☐     Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒

EXPLANATORY NOTE

THIS AMENDED FORM 20-F (THE “AMENDED FORM 20-F” OR “FORM 20-F”) IS FILED SOLELY TO (I) CORRECT IN ITEM 15A ON PAGE 98 THE REFERENCE TO THE DATE OF THE LATEST EVALUATION OF THE EFFECTIVENESS OF THE COMPANY’S DISCLOSURE CONTROLS AND PROCEDURES TO DECEMBER 31, 2011 FROM AN INCORRECT REFERENCE TO DECEMBER 31, 2010 IN THE FORM 20-F AS INITIALLY FILED ON MARCH 15, 2012, AND (II) TO INCLUDE AS EXHIBIT 4.32 A COPY OF AMENDMENT NO. 1, DATED MARCH 26, 2012, TO THE CREDIT AGREEMENT, DATED AUGUST 5, 2011, AMONG TW CONTAINER LEASING, LTD., THE LENDERS FROM TIME TO TIME PARTY THERETO AND WELLS FARGO SECURITIES, LLC, AS ADMINISTRATIVE AGENT.

EXCEPT AS SET FORTH ABOVE, THE FORM 20-F AS INITIALLY FILED ON MARCH 15, 2012 IS NOT AMENDED, UPDATED OR OTHERWISE MODIFIED. THE AMENDED FORM 20-F DOES NOT REFLECT EVENTS OCCURING AFTER MARCH 15, 2012, THE DATE THE FORM 20-F WAS INITIALLY FILED, OR MODIFY OR UPDATE THOSE DISCLOSURES THAT MAY HAVE BEEN AFFECTED BY SUBSEQUENT EVENTS. ADDITIONALLY, IN CONNECTION WITH THE FILING OF THIS AMENDED FORM 20-F AND PURSUANT TO SEC RULES, THE COMPANY IS INCLUDING CURRENTLY DATED CERTIFICATIONS.

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

Textainer’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2011, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Textainer Group Holdings Limited

/S/ PHILIP K. BREWER
Philip K. Brewer President and Chief Executive Officer

/S/ HILLIARD C. TERRY, III
Hilliard C. Terry, III Executive Vice President and Chief Financial Officer

June 27, 2012

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

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2011, 2010 and 2009

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Additions/ (Deductions)	Balance at End of Period
December 31, 2009
Accounts receivable, allowance for doubtful accounts	$5,855	$3,304	$(812)	$8,347
December 31, 2010
Accounts receivable, allowance for doubtful accounts	$8,347	$145	$161	$8,653
December 31, 2011
Accounts receivable, allowance for doubtful accounts	$8,653	$3,007	$(3,820)	$7,840

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum of Association of Textainer Group Holdings Limited(1)

1.2	Bye-laws of Textainer Group Holdings Limited(2)

2.1	Form of Common Share Certificate(3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”)(4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited(5)

4.3*	Employment Agreement, dated as of October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer(6)

4.4*	Employment Agreement, dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Ernest J. Furtado(7)

4.5*	Employment Agreement, dated October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen(6)

4.6*	Employment Agreement, dated January 10, 2012 by and between Textainer Equipment Management (U.S.) Limited and Hilliard C. Terry, III(6)

4.7*	2007 Short-Term Incentive Plan effective January 1, 2007(8)

4.8*	2007 Share Incentive Plan (as amended and restated effective May 19, 2010)(9)

4.9*	2008 Bonus Plan(10)

4.10*	Form of Indemnification Agreement(6)

4.11

Second Amended and Restated Indenture, dated as of May 26, 2005, by and between Textainer Marine Containers Limited, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “Second Amended and Restated Indenture”)(11)

4.12	Amendment Number 1, dated as of June 3, 2005, to the Second Amended and Restated Indenture(12)

4.13	Amendment Number 2, dated as of June 8, 2006, to the Second Amended and Restated Indenture(13)

4.14	Amendment Number 3, dated as of July 2, 2008, to the Second Amended and Restated Indenture(14)

4.15	Amendment Number 4, dated as of June 29, 2010, to the Second Amended and Restated Indenture(15)

4.16	Amendment Number 5, dated as of June 29, 2010, to the Second Amended and Restated Indenture(16)

4.17	Omnibus Amendment, Consent and Waiver, dated as of June 10, 2011, to the Second Amended and Restated Indenture(6)

4.18	Amendment Number 7, dated as of February 3, 2012, to the Second Amended and Restated Indenture(6)

4.19	Textainer Marine Containers Limited Series 2005-1 Supplement, dated as of May 26, 2005 to the Second Amended and Restated Indenture(17)

4.20	Textainer Marine Containers Limited Series 2010-1 Supplement, dated as of June 29, 2010 to the Second Amended and Restated Indenture(18)

4.21	Textainer Marine Containers Limited Series 2011-1 Supplement, dated as of June 29, 2010 to the Second Amended and Restated Indenture(6)

Exhibit Number	Description of Document

4.22	Credit Agreement, dated as of April 22, 2008, by and among Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto (the “Credit Agreement”)(19)

4.23**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited(20)

4.24	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited(21)

4.25**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended(22)

4.26	Form of Management Services Agreement, dated July 23, 2007, by and between Green Eagle Investments N.V., and Textainer Equipment Management Limited, for the management of the container fleet of Capital Lease Limited(23)

4.27	Credit Agreement, dated August 5, 2011, by and among TW Container Leasing, Ltd., as Borrower, the Lenders from time to time party thereto and Wells Fargo Securities LLC, as Administrative Agent(6)

4.28	Members Agreement, dated August 5, 2011 of the members of TW Container Leasing, Ltd., and Supplement Number 1 to the Members Agreement, dated August 5, 2011(6)

4.29	Equipment Management Services Agreement, dated August 5, 2011, between Textainer Equipment Management Limited and TW Container Leasing, Ltd.(6)

4.30	Share Purchase Agreement, dated June 29, 2011 between TCG Fund I, L.P. and Textainer Limited(6)

4.31	Contribution and Distribution Agreement, dated June 30, 2011 among TCG Fund I, L.P., Textainer Limited and Textainer Marine Containers Limited(6)

4.32†	Amendment No. 1, dated March 26, 2012, to the Credit Agreement, dated August 5, 2011, among TW Container Leasing, Ltd., the Lenders from time to time party thereto and Wells Fargo Securities, LLC, as Administrative Agent

8.1	Subsidiaries of the Registrant(6)

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP(6)

101.INS	XBRL Instance Document(6)

101.SCH	XBRL Taxonomy Extension Schema Document(6)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(6)

101.DEF	XBRL Taxonomy Definition Linkbase Document(6)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document(6)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(6)

†	Filed herewith.
*	Indicates management contract or compensatory plan.
**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(6)	Incorporated by reference to such exhibit to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(7)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(8)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(9)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-171409) filed with the SEC on December 23, 2010.
(10)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(11)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(12)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(13)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(14)	Incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(15)	Incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 18, 2011.
(16)	Incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 18, 2011.
(17)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(18)	Incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 18, 2011.
(19)	Incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(20)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(21)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(22)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(23)	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.