Form 20-F
period 2013-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2014-03-19
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

56,450,580 Common Shares

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

Large accelerated filer  ☐            Accelerated filer ☒            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to: (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is eight CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “container investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African investment holding company, listed on the JSE Limited in Johannesburg, South Africa, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns approximately 48% of our common shares (such interest, “beneficiary interest”). See Item 4, “Information on the Company” for an explanation of the relationship between Trencor and us.

Dollar amounts in this Annual Report on Form 20-F are expressed in thousands, unless otherwise indicated.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Annual Report on Form 20-F, including the sections entitled Item 3, “Key Information — Risk Factors,” and Item 5, “Operating and Financial Review and Prospects,” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Forward-looking statements include, among others, statements regarding: (i) our belief that the consolidation trend in our industry will continue and will likely offer us growth opportunities; (ii) our belief that the ongoing downturn in the world’s major economies and the constraints in the credit markets may result in potential acquisition opportunities, including the purchase and leaseback of customer-owned containers; (iii) our belief that many of our customers will renew leases for containers that are less than sale age at the expiration of their leases; (iv) our expectation that yields on new container lease-outs will remain under pressure in 2014; (v) our belief that we are well positioned for 2014 with a conservative 2.3 times leverage ratio and access to additional financing, if needed, to provide us operational flexibility; (vi) our prediction that, with 84% of our fleet subject to long-term and finance leases and less than 4% of our total fleet subject to long-term leases that will expire in 2014, utilization will remain at or near its current level; (vi) our belief that our performance in 2014 will be similar to that of 2013; (vii) our belief that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months; and (ix) our expectation that we will generate sufficient operating cash flow to meet our ongoing contractual obligations in the forseeable future.

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

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2013, 2012 and 2011 and under the heading “Balance Sheet Data” as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2010 and 2009 and under the heading “Balance Sheet Data” as of December 31, 2011, 2010 and 2009 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” have not been audited. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Years Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income	$468,732	$383,989	$327,627	$235,827	$189,779
Management fees	19,921	26,169	29,324	29,137	25,228
Trading container sales proceeds	12,980	42,099	34,214	11,291	11,843
Gains on sale of containers, net	27,340	34,837	31,631	27,624	12,111

Total revenues	528,973	487,094	422,796	303,879	238,961

Operating expenses:
Direct container expense	43,062	25,173	18,307	25,542	39,062
Cost of trading containers sold	11,910	36,810	29,456	9,046	9,721
Depreciation expense and container impairment	148,974	104,844	83,177	58,972	48,473
Amortization expense	4,226	5,020	6,110	6,544	7,080
General and administrative expense	24,922	23,015	23,495	21,670	20,304
Short-term incentive compensation expense	1,779	5,310	4,921	4,805	2,924
Long-term incentive compensation expense	4,961	6,950	5,950	5,318	3,575
Bad debt expense, net	8,084	1,525	3,007	145	3,304
Gain on sale of containers to noncontrolling interest	—	—	(19,773)	—	—

Total operating expenses	247,918	208,647	154,650	132,042	134,443

Income from operations	281,055	278,447	268,146	171,837	104,518

	Fiscal Years Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)
Other income (expense):
Interest expense	(85,174)	(72,886)	(44,891)	(18,151)	(11,750)
Gain on early extinguishment of debt	—	—	—	—	19,398
Interest income	122	146	32	27	61
Realized losses on interest rate swaps and caps, net	(8,409)	(10,163)	(10,824)	(9,844)	(14,608)
Unrealized gains (losses) on interest rate swaps and caps, net	8,656	5,527	(3,849)	(4,021)	11,147
Bargain purchase gain	—	9,441	—	—	—
Other, net	(45)	44	(115)	(1,591)	35

Net other (expense) income	(84,850)	(67,891)	(59,647)	(33,580)	4,283

Income before income tax and noncontrolling interest	196,205	210,556	208,499	138,257	108,801
Income tax expense	(6,831)	(5,493)	(4,481)	(4,493)	(3,471)

Net income	189,374	205,063	204,018	133,764	105,330
Less: Net loss (income) attributable to the noncontrolling interest	(6,565)	1,887	(14,412)	(13,733)	(14,554)

Net income attributable to Textainer Group Holdings Limited common shareholders	$182,809	$206,950	$189,606	$120,031	$90,776

Net income per share:
Basic	$3.25	$4.04	$3.88	$2.50	$1.90
Diluted	$3.21	$3.96	$3.80	$2.43	$1.88
Weighted average shares outstanding:
Basic	56,317	51,277	48,859	48,108	47,761
Diluted	56,862	52,231	49,839	49,307	48,185
Other Financial and Operating Data (unaudited):
Cash dividends declared per common share	$1.85	$1.63	$1.28	$0.99	$0.92
Purchase of containers and fixed assets	$765,418	$1,087,489	$823,694	$402,286	$137,387
Utilization rate(1)	94.50%	97.20%	98.30%	95.40%	87.20%
Total fleet in TEU (as of the end of the period)	3,040,454	2,775,034	2,469,039	2,314,219	2,239,037
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$120,223	$100,127	$74,816	$57,081	$56,819
Containers, net	3,233,131	2,916,673	1,903,855	1,437,259	1,061,866
Net investment in direct financing and sales-type leases (current and long-term)	282,121	216,887	110,196	91,341	80,551
Total assets	3,908,983	3,476,080	2,310,204	1,747,207	1,360,023
Long-term debt (including current portion)	2,667,284	2,261,702	1,509,191	889,197	686,896
Total liabilities	2,763,489	2,429,947	1,625,278	1,076,640	786,758
Total Textainer Group Holdings Limited shareholders’ equity	1,097,823	1,007,503	683,828	583,882	500,313
Noncontrolling interest	47,671	38,630	1,098	86,685	72,952

(1)	We measure the utilization rate on the basis of CEU on lease, using the actual number of days on-hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated as held-for-sale units.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Demand for containers depends largely on the rate of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. Economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies could result in a reduction in world trade volume and demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur. Other material factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, profitability, competitive pressures and consolidation in the container shipping industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerized goods outside their area of production;

•	the availability and terms of container financing for us and for our competitors and customers;

•	fluctuations in interest rates and currency exchange rates;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•	consolidation, withdrawal or insolvency of individual container shipping lines;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies or interfere with trade, such as the 2011 earthquake and tsunami in Japan; and

•	other political and economic factors.

Many of these and other factors affecting the container industry are inherently unpredictable and beyond our control. These factors will vary over time, often quickly and unpredictably, and any change in one or more of these factors may have a material adverse effect on our business and results of operations. In addition, many of these factors also influence the decision by container shipping lines to lease or buy containers. Should one or more of these factors influence container shipping lines to buy a larger percentage of the containers they operate, our utilization rate and/or per diems could decrease, resulting in decreased revenue and increased storage and repositioning costs, which would harm our business, results of operations and financial condition.

Any deceleration or reversal of the current domestic and global economic recoveries may materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects.

The global financial crisis in 2008 and 2009 brought about weak US and global economic conditions, inefficiencies and uncertainty in the credit markets, a low level of liquidity in many financial markets and extreme volatility in many equity markets and increasing sovereign credit risks. Although these conditions appear to be somewhat abating and domestic and global growth seems to be underway, the continued sustainability of the US and international recovery is uncertain. Any deceleration or reversal of the relatively slow and modest US and global economic recoveries could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

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

We compete mostly on price and the availability of containers. Lease rates for our containers depend on a large number of factors, including the following:

•	the supply of, and demand for, containers available;

•	the price of new containers (which is positively correlated with the price of steel);

•	the type and length of the lease;

•	interest rates and the availability of financing for leasing companies and shipping lines;

•	embedded assumptions regarding residual value and future lease pricing;

•	the type and age of the container;

•	the location of the container being leased;

•	the quantity of containers available for lease by our competitors; and

•	lease rates offered by our competitors.

Most of these factors are beyond our control. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies, overproduction of new containers by factories and the over-buying by shipping lines, leasing competitors and tax-driven container investors. For example, during 2001 and again in the second quarter of 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and shipping lines, led to decreased utilization rates. Additionally in 2012 and continuing in 2013, container leasing companies, including us, raised substantial amounts in the debt and equity markets and this increased availability of funds, given a limited demand for containers, has contributed to downward pressure on lease rates. The impact to us of any future decrease in lease rates may be more severe than past rate decreases due to the substantial growth in our owned fleet in the past few years and the relatively high prices paid for new containers in the past few years that were initially leased at historically high rates. If future market lease rates decrease, revenues generated by our fleet will likely be adversely affected, which could harm our business, results of operations, cash flows and financial condition.

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

We believe that there is the continued risk of lessee defaults in 2014. During the last several years shipping lines have made a number of efforts to raise freight rates on the major trade lanes, however rate increases have generally not been sustainable for long periods of time. Additionally, excess vessel capacity due to new ship production, including the production of very large ships, and the re-activation of previously laid up vessels will continue to be a factor in 2014. Historically high fuel costs also continue to impact the financial performance of shipping lines. Major shipping lines reported mixed financial performance in 2013, but profits have not been consistent. While containerized trade grew modestly in 2013, it was not sufficient to fully utilize the increased vessel capacity. Existing excess vessel capacity and continued new vessel deliveries are expected to continue to pressure freight rates for some time. As a result we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults by our customers.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. In recovery actions we must locate the containers and often need to pay accrued storage charges to depots and terminals. We also may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers, these costs directly reduce our income and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms or at all. Any such future defaults could harm our business, results of operations and financial condition.

Historically we have recovered a very high percentage of the containers from defaulted lessees. However in 2013 we encountered defaults from several smaller lessees where recoveries did not track to our historical experience and significant losses were incurred. These losses were due to a number of containers being unrecoverable as the containers were not in the control of the lessee or the containers were detained by depots or terminals that demanded storage charges in excess of the value of the detained containers after accounting for repair and repositions costs. If a material amount of future recoveries from defaulted lessees continue to deviate from our historical recovery experience, our financial performance and cash flow could be severely adversely affected.

Sustained reduction in the prices of new containers could harm our business, results of operations and financial condition.

If there is a sustained downturn in new container prices, the lease rates of older, off-lease containers would also be expected to decrease and the prices obtained for containers sold at the end of their useful life would also be expected to decrease. If there is a sustained reduction in the price of new containers such that the market lease rate or resale value for all containers is reduced, this trend could harm our business, results of operations and financial condition, even if this sustained reduction in price would allow us to purchase new containers at a lower cost.

If we are unable to lease our new containers shortly after we purchase them, our business, results of operations, cash flows and financial condition may be harmed.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. In the past five years, prices for new standard 20’ dry freight containers have moved in a wide range, with prices experiencing increases and decreases over 50% during this time. Our average new container cost per CEU decreased 7.5% during 2013. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the higher cost of the previously purchased containers. Additionally, if we believe new container prices are attractive, we may determine to purchase more containers than we have immediate demand for if we expect container prices or lease rates may rise. If prices do not rise or new container demand weakens, we may be unable to lease this speculative inventory on attractive terms or at all. Declines in new container prices, lease rates, or the inability to lease new containers could harm our business, results of operations and financial condition.

We face risks associated with re-leasing containers after their initial long term lease.

Containers have a useful life to us that is generally 12 to 13 years. When we purchase newly produced containers, we typically lease them out under long-term leases with terms of 3 to 5 years at a lease rate that is correlated to the price paid for the container and prevailing interest rates. As containers leased under term leases are not leased out for their full economic life, we face risks associated with re-leasing containers after their initial long term lease at a rate that continues to provide a reasonable economic return based on the initial purchase price of the container. If prevailing container lease rates decline significantly between the time a container is initially leased out and when its initial long term lease expires, or if overall demand for containers declines, we may be unable to earn a similar lease rate from the re-leasing of containers when their initial term leases expire. These could materially adversely impact our results and financial performance.

Gains and losses associated with the disposition or trading of used equipment may fluctuate and adversely affect our business, results of operations and financial condition.

We regularly sell used containers at the end of their useful lives in marine service or when we believe it maximizes the projected financial return, considering the location, sale price, cost of repair, possible repositioning expenses, earnings prospects and remaining useful life. The residual value of these containers affects our profitability. The volatility of the residual values of used containers may be significant. These values depend upon, among other factors, demand for used containers for secondary purposes, comparable new container costs, used container availability, condition and location of the containers, and market conditions. Most of these factors are outside of our control.

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

In addition to disposing of our fleet’s used containers at the end of their useful life, we opportunistically purchase used containers for resale from our shipping line customers and other sellers. Traditionally shipping lines would enter into trading deals with us at the time they were ready to dispose of older containers. Recently shipping lines have entered into purchase leaseback transactions with us where they sell us older containers and then lease them back until the shipping line is ready to dispose of the containers. We face resale price risk with purchase leaseback transactions since we may not get the container returned from shipping lines for several years after we have paid for them and prevailing prices for older containers may decline.

If the supply of trading equipment becomes limited because these sellers develop other means for disposing of their equipment or develop their own sales network, our equipment trading revenues and our profitability could be negatively impacted. If selling prices rapidly deteriorate and we are holding a large inventory that was purchased when prices for trading equipment were higher or if prices decline over the life of our purchase leaseback transactions, then our gross margins from trading and the sale of containers acquired through purchase leaseback transactions could decline or become negative.

Sustained reduction in the production of new containers could harm our business, results of operations and financial condition.

The lack of new production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.0% in 2010 and 8.6% in 2011. During the period of decline in the world container fleet, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011 and continued steady production in 2012 and 2013, if there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

Consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers. Any material increase in the cost or reduction in the supply of new containers could harm our business, results of operations and financial condition.

We currently purchase almost all of our containers from manufacturers based in the People’s Republic of China (the “PRC”). If it were to become more expensive for us to procure containers in the PRC or to transport these containers at a low cost from the manufacturer to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, consolidation among container suppliers, increased tariffs imposed by the U.S. or other governments, increased fuel costs, increased labor costs, or for any other reason, we may have to seek alternative sources of supply. While we are not dependent on any single manufacturer for our supply of containers, we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs.

In particular, the availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. Due to consolidation in the container manufacturing industry, two major manufacturers have approximately 70% of that industry’s market share. This market structure has lead to significant variability in container prices. If the increased cost of purchasing containers is not matched by a corresponding increase in lease rates, our business, results of operations and financial conditions would be harmed.

A contraction or slowdown in containerized cargo growth or negative containerized cargo growth would lead to a surplus of containers and a lack of storage space, which could negatively impact us.

We depend on third party depot operators to repair and store our equipment in port areas throughout the world. Growth in the world’s container fleet has significantly outpaced growth in depot capacity and even in the current period of historically high utilization, we are experiencing limited depot capacity in certain major port cities, including Singapore, Hong Kong and Pusan. Additionally, the land occupied by depots is increasingly being considered prime real estate, as it is a coastal land in or near major cities, and this land may be developed into other uses or there may be increasing restrictions on depot operations by local communities. This could increase depots costs and in some cases force depots to relocate to sites further from the port areas. If these changes affect a large number of our depots, or if we experience a period of lower container utilization, it could significantly increase the cost of maintaining and storing our off-hire containers. Additionally, if depot space is unavailable, we may be unable to accept returned containers from lessees, which may cause us to breach our lease agreements.

We own a large and growing number of containers in our fleet and are subject to significant ownership risk and increasing our owned fleet entails increasing our debt, which could result in financial instability.

Ownership of containers entails greater risk than management of containers for container investors. In 2012, we increased the percentage of containers in our fleet that we own from 59% at the beginning of the year to 73% at the end of the year and as of March 1, 2014 the owned percentage of our fleet is approximately 76%. The increased number of containers in our owned fleet, increases our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we focus on increasing the number of owned containers in our fleet and we therefore expect our ownership risk to increase correspondingly.

As we increase the number of containers in our owned fleet, we will likely have more capital at risk and may need to maintain higher debt balances. For example, our total debt increased from $2,261.7 million at the start of 2013 to $2,667.3 million at the end of 2013. Additional borrowings may not be available under our revolving credit facilities or our secured debt facilities, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business or may not have access on attractive terms. These effects, among others, may reduce our profitability and adversely affect our plans to maintain the container ownership portion of our business.

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

We derive a substantial portion of our lease billings from a limited number of container lessees, and the loss of, or reduction in business by, any of these container lessees could harm our business, results of operations and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of lease billings and cash flow from a limited number of container lessees. Lease billings from our 25 largest container lessees represented $472.1 million or 78.1% of the total fleet billings during 2013, with lease billings from our single largest container lessee accounting for $72.6 million, or 12.0% of container lease billings during such fiscal year. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition.

The introduction of very large container ships (13,000 TEU+) on the major trade lanes may lead to further industry consolidation, an even greater reliance by us on our largest customers, and negatively impact the performance of smaller and mid-size shipping lines. Several of the largest shipping lines have invested heavily in these very large ships and reportedly have achieved meaningful unit cost advantages and increased market shares on the major trade lanes. In response, some smaller shipping lines have started to exit the major trade lanes, while others are seeking to form closer operating partnerships.

We face extensive competition in the container leasing industry and our lessees may decide to buy, rather than lease their containers.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. Some of these competitors may have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could, if leased, lead to significant downward pressure on per diem rates, margins and prices of containers. Competition among container leasing companies depends upon many factors, including, among others: per diem rates; supply reliability; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. New entrants into the leasing business may be attracted by the historically high rate of containerized trade growth, access to the capital markets and the recent financial performance of the publicly traded leasing companies. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. Additionally, the management agreements under which we manage containers for other parties do not restrict these container owners from having other container fleets managed by competing leasing companies or from directly competing with us.

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. In part due to constraints on their financing and desire to allocate capital to new ship purchases and port terminals, in recent years, shipping lines have generally reduced their purchases of new containers. In 2013 we believe slightly more than half of all shipping containers were purchased by leasing companies and we estimate that this trend will continue in 2014. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased positioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

Our results of operations are subject to changes resulting from the political and economic policies of the PRC and economic activity in the PRC.

A substantial portion of our containers are leased out from locations in the PRC. The main manufacturers of containers are also located in the PRC. The political and economic policies of the PRC and the level of economic activity in the PRC may have significant impact on our company and our financial performance. Furthermore, the current high level of debt by some companies in China may lead to defaults which may not be supported by the Chinese government.

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

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2013, approximately 31.8% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. Almost all container manufacturing facilities from which we purchased our containers in 2013 are located in the PRC. A reduced rate of economic growth, changes to economic policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 68% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2013. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2013, 2012 and 2011, 32%, 36% and 36%, respectively, of our direct container expenses were paid in up to 18 different foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income. We do not engage in foreign currency hedging activities which might reduce the volatility associated with exchange rates.

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

We are subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

•	regional or local economic downturns;

•	fluctuations in currency exchange rates;

•	changes in governmental policy or regulation;

•	restrictions on the transfer of funds or other assets into or out of different countries;

•	import and export duties and quotas;

•	domestic and foreign customs, tariffs and taxes;

•	war, hostilities and terrorist attacks, or the threat of any of these events;

•	government instability;

•	nationalization of foreign assets;

•	government protectionism;

•	compliance with export controls and economic sanctions, including those of the U.S. Department of Commerce and the U.S. Treasury;

•	compliance with import procedures and controls, including those of the U.S. Department of Homeland Security;

•	consequences from changes in tax laws, including tax laws pertaining to the container investors;

•	potential liabilities relating to foreign withholding taxes;

•	labor or other disruptions at key ports;

•	difficulty in staffing and managing widespread operations; and

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in various jurisdictions.

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

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is expected. Shipping lines also form alliances to share vessel space, such as the pending “P3” alliance among three of the world’s largest shipping lines. Consolidation of major container shipping lines and these alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

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

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt. As of December 31, 2013, we had outstanding indebtedness of $2,667.3 million under our debt facilities. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business.

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

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facility and intend to use borrowings under our revolving credit facilities and our secured debt facility for such funding in the future. All of our outstanding debt, other than the $293.4 million in aggregate principal amount under TMCL III’s Series 2013-1 Fixed Rate Asset Backed Notes and $333.3 million and $300.0 million in aggregate principal amount under TMCL’s Series 2012-1 Fixed Rate Asset Backed Notes and Series 2011-1 Fixed Rate Asset Backed Notes, respectively, are subject to variable interest rates. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. There can be no assurance that interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate caps and swaps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

Use of counterfeit and improper refrigerant in refrigeration machines for refrigerated containers could cause irreparable damage to the refrigeration machines, death or personal injury, and materially impair the value of our refrigerated container fleet.

In the past few years, there were reports of counterfeit and improper refrigerant gas being used to service refrigeration machines in depots in Asia. The use of this counterfeit gas has led to the explosion of several refrigeration machines within the industry. Several of these incidents have resulted in personal injury or death, and in all cases, the counterfeit gas has led to irreparable damage to the refrigeration machines.

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

We face risks from our tank container management agreement with Trifleet.

In June 2013 we announced that we had entered into a tank container management agreement with Trifleet Leasing. Under this agreement, we will invest funds with Trifleet for the purchase and leasing of tank containers.

Trifleet is our exclusive manager for investments in tank containers. Intermodal tank containers are used for the transport and storage of liquid foodstuffs, chemicals and gases. This is a specialized market subject to a number of regulations and strict operating procedures. As Trifleet is investing funds on our behalf in tank containers, our return on any investments under this management agreement are highly reliant on their skill and performance. While we approve of the amounts committed under the management agreement, Trifleet selects the lessees, negotiates lease terms, determines equipment specifications, negotiates equipment orders and supervises production, and is responsible for all other management activities including customer billing, equipment return, re-leasing, maintenance and repairs. If Trifleet Leasing or the tank container market does not perform as we anticipate, we may not receive adequate returns on our investment and our results could be materially impacted. Additionally, given the nature of tank containers and their cargos, our ownership of tank containers could expose us to different and additional risks than we generally face as the owner and lessor of dry freight and refrigerated containers. While lessees, Trifleet Leasing and ourselves all maintain insurance, and lessees agree to accept liability for claims caused by the operation of tank containers, this may still be inadequate to shield us from costs and liability from any claims arising from tank containers that we own pursuant to the Trifleet management agreement.

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

We have a firm, fixed price, indefinite quantity contract with the U.S. Transportation Command Directorate of Acquisition (“USTranscom”) to supply leased marine containers to the U.S. military. As an indefinite quantity contract, there is no guarantee that the U.S. military will pay more than the minimum guarantee, which guaranteed amount is substantially below the total amount authorized under the contract. Thus, the expected revenues from the USTranscom contract may not fully materialize. If we do not perform in accordance with the terms of the USTranscom contract, we may receive a poor performance report that would be considered by the U.S. military in making any future awards. Accordingly, we cannot be certain that we will be awarded any future government contracts.

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

These laws, regulations and contract provisions also permit, under certain circumstances, the U.S. government unilaterally to:

•	suspend or prevent us for a set period of time from receiving new government contracts or extending existing contracts based on violations or suspected violations of laws or regulations;

•	terminate the USTranscom contract;

•	reduce the scope and value of the USTranscom contract;

•	audit our performance under the USTranscom contract and our compliance with various regulations; and

•	change certain terms and conditions in the USTranscom contract.

In addition, the U.S. military may terminate the USTranscom contract either for its convenience at any time or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable the contractor to recover only those costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make the contractor liable for excess costs incurred by the U.S. military in procuring undelivered items from another source.

In addition, the U.S. government could bring criminal and civil charges against us based on intentional or unintentional violations of the representations and certifications that we have made in the USTranscom contract. Although adjustments arising from U.S. government audits and reviews have not seriously harmed our business in the past, future audits and reviews could cause adverse effects. We could also suffer serious harm to our reputation if allegations of impropriety were to be made against us.

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

Our senior management has a long history in the container leasing industry, with an average of 16 years of service with us. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business.

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

Container production also raises environmental concerns. The floors of dry containers are plywood typically made from tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials. New woods or other alternatives have not proven their durability over the typical life of a dry container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted. Also, the insulation foam in the walls of certain refrigerated containers requires the use of a blowing agent that contains CFC’s. Manufacturers are phasing out the use of this blowing agent in manufacturing, however, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices. EU regulations currently restrict the sale or use of refrigerated containers manufactured with the CFC containing blowing agent and strict enforcement of these regulations could impact our ability to lease or sell these refrigerated containers in EU countries.

We are subject to certain U.S. laws that may impact our international operations and any investigation or determination that we violated these laws may affect our business and operations adversely.

As a Bermuda corporation that has an indirect wholly-owned U.S. subsidiary with operations in the U.S., we are subject to certain U.S. laws that may impact our international operations. We are subject to the regulations imposed by the Foreign Corrupt Practices Act (FCPA), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. We are also subject to U.S. Executive Orders and U.S. Treasury sanctions regulations restricting or prohibiting business dealings in or with certain nations and with certain specially designated nationals (individuals and legal entities). Any determination or investigation into violations of these laws and regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The Financial Accounting Standards Board (“FASB”) and International Accounting Standards Board (“IASB”) issued a new Exposure Draft on lease accounting in May 2013 with a comment period that closed in September 2013 that could significantly change the accounting and reporting for lease arrangements. The main objective of the proposed standard is to create a new accounting model for both lessees and lessors, replacing the existing concepts of operating and capital leases with models based on “right-of-use” concepts. The new models would result in the elimination of most off-balance sheet lease financing for lessees. Some lessees find leasing attractive because under current U.S. GAAP they are not required to include the value (and associated liabilities) of equipment leased under operating leases on their balance sheets, thus improving certain financial metrics. If there are future changes in U.S. GAAP with regard to how we and our customers must account for leases, it could change the way we and our customers conduct our businesses, including eliminating for lessees the financial statement benefit of entering into operating leases, which might have an adverse effect on our business.

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

Halco Holdings Inc. (“Halco”) currently beneficially owns approximately 48.1% of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Five of our ten directors are also directors of Trencor. Halco may have interests that are different from other shareholders. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common shares.

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

Trencor, a South African company listed on the JSE, currently has a beneficial interest in 48.1% of our issued and outstanding shares. Five of our ten directors are also directors of Trencor. Both South African exchange control authorities and the JSE impose certain restrictions on Trencor.

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

We and all of our direct and indirect subsidiaries, except Textainer Equipment Management (U.S.) Limited and Textainer Equipment Management (U.S.) II LLC, are incorporated in jurisdictions outside the U.S. A substantial portion of our assets and those of our subsidiaries are located outside of the U.S. In addition, most of our directors are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our non-U.S. subsidiaries, or our directors, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

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

•	Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via six subsidiaries:

•	Textainer Marine Containers Limited (“TMCL”), a Bermuda company which is wholly owned by TL;

•	Textainer Marine Containers II Limited (“TMCL II”), a Bermuda company which is wholly owned by TL;

•	Textainer Marine Containers III Limited (“TMCL III”), a Bermuda company which is wholly owned by TL;

•	Textainer Marine Containers IV Limited (“TMCL IV”), a Bermuda company which is wholly owned by TL;

•	TAP Funding Ltd. (“TAP Funding”), a Bermuda company in which TL and TAP Limited (“TAP”) hold common shares of 50.1% and 49.9%, respectively, and voting rights of 66.7% and 33.3%, respectively; and

•	TW Container Leasing Ltd. (“TW”), a Bermuda company in which TL and Wells Fargo Container Corp. (“WFC”) hold common shares and related voting rights of 25% and 75%, respectively.

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

On June 22, 2011, we issued $400.0 million aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. We were not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to June 15, 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

On June 30, 2011, TMCL completed a capital restructuring, whereby TL became the sole owner of TMCL. Immediately before the capital restructuring, TL held an 82.49% economic ownership in TMCL and TCG Fund I,

L.P. (“TCG”) held the remaining 17.51% economic ownership. TL purchased 1,500 (or 12.5%) Class A common shares of TMCL from TCG for cash consideration of $71.1 million. We accounted for this transaction as a reduction in the related noncontrolling interest and additional paid-in capital. To complete the capital restructuring, TMCL contributed 12.5% of its containers, net and investment in direct financing and sales-type leases to TCG and TCG paid $67.3 million of principal on TMCL’s secured debt facility (equal to 12.5% of the balance of TMCL’s secured debt facility and bonds payable) in consideration for the remaining 1,500 (or 12.5%) Class A shares of TMCL held by TCG, which were immediately retired. We recognized a noncash gain on sale of containers to noncontrolling interest of $19.8 million for the year ended December 31, 2011 in the amount by which the fair value of its containers, net and net investment in direct financing and sales-type leases exceeded their book values. Simultaneously with the contribution of containers, net and net investment in direct financing and sales-type leases, TCG repaid $67.3 million of TMCL’s secured debt facility. TL also paid an additional $8.0 million of cash consideration to TCG as a final determination of the purchase price as determined under the contract for 12.5% of the book value of TMCL’s net assets excluding the book value of containers, net, net investment in direct financing and sales-type leases, secured debt facility and bonds payable as of June 30, 2011. As a result of this restructuring, TL acquired the noncontrolling interest in TMCL. TL’s 100% ownership and voting interest in TMCL’s Class B common shares was not affected by the capital restructuring. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL and was not affected by the capital restructuring. For U.S. federal income tax purposes, as a result of the capital restructuring described above, TMCL became a disregarded entity with respect to the Company. We have consolidated TMCL since the inception of the entity in 2001.

On August 5, 2011, a joint venture, TW, was formed between TL and WFC. The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement, dated as of August 5, 2011, with certain lenders and Wells Fargo Securities, LLC (“WFS”), as administrative agent for the lenders, TW maintained a revolving credit facility with an aggregate commitment of up to $425.0 million for the origination of direct financing leases to finance up to 85% of the book value of TW’s net investment in direct financing leases. Both WFC and WFS are directly and indirectly wholly owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, TEML manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases. Based on the combined design and provisions of TW’s members, credit and management agreements, we determined that TW is a variable interest entity and that we are the primary beneficiary of TW by virtue of our role as manager of the vehicle and our equity ownership in the entity. Accordingly, we include TW’s financial statements in our consolidated financial statements and the equity owned by WFC in TW is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest’s operations is shown as net income (loss) attributable to noncontrolling interests on the Company’s consolidated statements of comprehensive income.

On February 3, 2012, TMCL entered into a commitment letter (the “Commitment”) issued by a bank to provide an irrevocable letter of credit (“Letter of Credit”) with a maximum available commitment amount of $100,000 on the conversion date of TMCL’s secured debt facility if the facility was not refinanced or terminated on or prior to its conversion date. The purpose of the commitment letter was to maintain TMCL’s current credit ratings on its bonds issued in 2005 and 2011. The purpose of the letter of credit was to supplement the bonds and TMCL’s secured debt facility by covering possible shortfalls in principal and interest payments under certain stress scenarios modeled by TMCL’s credit rating agencies. The interest rate on the letter of credit, payable monthly in arrears, would have been one-month LIBOR plus 5.50% to 6.50% per annum for the five-year period following the conversion date and one-month LIBOR plus 11.50% per annum thereafter. There was also a commitment fee of $500,000, which was paid in full upon issuance of the commitment letter on February 3, 2012, and an unused fee on the commitment letter, payable in arrears, of 0.25% per annum, from February 3, 2012 through the conversion date and 0.625% per annum thereafter. The commitment letter was terminated on May 1, 2012 and the letter of credit was never issued.

On April 18, 2012, we issued $400.0 million aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2012-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2012-1 Bonds, both principal and interest incurred are payable monthly. We are not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to May 15, 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds is fixed at 4.21% per annum. The final target payment date and legal final payment date are April 15, 2022 and April 15, 2027, respectively. The 2012-1 Notes were used to repay certain outstanding indebtedness of TMCL, in particular a portion of TMCL’s secured debt facility (the “TMCL Secured Debt Facility”), and for general corporate purposes.

On May 1, 2012, TMCL II entered into a secured debt facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1.2 billion and it acquired a portion of the containers owned by TMCL. TMCL used proceeds it received from TMCL II for the containers to terminate the TMCL Secured Debt Facility. The TMCL II Secured Debt Facility provides for payments of interest only during an initial two-year revolving period, with a provision that if not renewed the secured debt facility will partially amortize over a five year period and then mature. The interest rate on the secured debt facility, payable monthly in arrears, is one-month LIBOR plus 2.625% until May 1, 2014. There is also a commitment fee of 0.75% on the unused portion of the secured debt facility, which is payable monthly in arrears. If the secured debt facility is not refinanced or renewed prior to May 1, 2014, the interest rate will increase to one-month LIBOR plus 3.625%.

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

On September 24, 2012, we extended the term of TL’s revolving credit facility and amended certain terms, thereof, including an increase in the aggregate commitment amount from $205,000 to $600,000 (which includes a $50,000 letter of credit facility). The maturity date was changed from April 22, 2013 to September 24, 2017. The revolving credit facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the revolving credit facility at December 31, 2012 was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s consolidated leverage.

On September 30, 2012, we purchased approximately 50,800 containers that we had been managing for an institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing and sales-type leases, accounts payable and accrued expenses for a purchase price of $103.7 million.

On October 1, 2012, we amended TW’s revolving credit facility (the “TW Revolving Credit Facility”) to reduce its aggregate commitment amount from $425.0 million to $250.0 million. The TW Revolving Credit

Facility provides for payment of interest, payable monthly in arrears through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility was based on one-month LIBOR plus 2.75% per annum. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base.

On December 20, 2012, TL purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”) from TAP Ltd. (“TAP”). TAP Funding leases containers to lessees under operating and direct financing and sales-type leases. This purchase allowed us to increase the size of our owned fleet at an attractive price and was immediately accretive to our earnings. TAP Funding is governed by members and management agreements. Under the members agreement, TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. As common shareholders, TL has two voting rights and TAP has one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. In addition, TL has an option to purchase the remaining outstanding common shares of TAP Funding held by TAP during the period beginning January 1, 2019 and through December 1, 2020. Under the management agreement, TEML manages all of TAP Funding’s containers, making day-to-day decisions regarding the marketing, servicing and design of TAP Funding’s leases. Subsequent to TL’s purchase of a majority ownership of TAP Funding’s common shares, the Company includes TAP Funding’s financial statements in its consolidated financial statements. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest’s operations is shown as net income (loss) attributable to noncontrolling interests on the Company’s consolidated statements of comprehensive income. We also recorded a bargain purchase gain of $9.4 million for the amount by which the fair value of TAP Funding’s net assets exceeded our purchase consideration.

On December 31, 2012, we purchased approximately 16,100 containers that we had been managing for an institutional investor for a purchase price of $33.0 million.

On April 26, 2013, TAP Funding entered into a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $170.0 million (the “TAP Funding Revolving Credit Facility II”). TAP Funding used proceeds from the TAP Funding Revolving Credit Facility II to terminate TAP Funding’s existing revolving credit facility that had an aggregate commitment amount of up to $120.0 million. The interest rate on the TAP Funding Revolving Credit Facility II, payable monthly in arrears, is one-month LIBOR plus 2.00% beginning on its inception date through its maturity date, April 26, 2016. There is a commitment fee of 0.65% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility II, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The revolving credit period ends on April 26, 2016 and the aggregate loan principal balance is due on the maturity date.

On May 7, 2013, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to May 7, 2015, lowered the interest rate to one-month LIBOR plus 1.95%, payable monthly in arrears, during the revolving period prior to the Conversion Date and lowered the commitment fee to 0.50% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. The amendment also replaced the borrowing capacity of one of the TMCL II Secured Debt Facility lenders with another lender.

On May 16, 2013, TW entered into an amendment of the TW Revolving Credit Facility which lowered the margin from 2.75% to 2.375%.

On June 5, 2013, we signed an agreement with Trifleet Leasing (The Netherlands) B.V. (“Trifleet”) under which we will invest in new intermodal tank containers to be managed by Trifleet, marking our entry into the tank container market. Trifleet will acquire and lease the containers on behalf of us, serving as our exclusive manager in the intermodal tank container market.

On June 25, 2013, we utilized an accordion feature in TL’s revolving credit facility to expand the facility from $600.0 million to $700.0 million.

On August 5, 2013, TMCL IV entered into a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300.0 million. TMCL IV is required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.25% from its inception until its Conversion Date (August 5, 2015). There is also a commitment fee of 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility are less than 50% of the total commitment and a designated bank’s commitment is more than $150.0 million; otherwise, the commitment fee is 0.50%. In addition, there is an agent’s fee, which is payable monthly in arrears.

On September 25, 2013, TMCL III issued $300.9 million aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. We are not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The final target payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively.

On December 12, 2013, we were awarded a master lease contract with the U.S. military after having successfully completed ten years of our previous contract with the U.S. military. The new contract covers a base year starting on December 24, 2013, with the potential for one year renewals that may extend the contract until December 24, 2018.

Principal Capital Expenditures

Our capital expenditures for containers in our owned fleet and fixed assets during 2013, 2012 and 2011 were $765.4 million, $1,087.5 million and $823.7 million, respectively. We received proceeds from the sale of containers and fixed assets during 2013, 2012 and 2011 of $123.7 million, $91.3 million and $75.3 million, respectively.

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

Our Company

We are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 2.0 million containers, representing more than 3.0 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, market knowledge and long history with customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 27 years.

We have provided an average of more than 199,000 TEU of new containers per year for the past five years, and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of more than 80,000 containers per year for the last five years to more than 1,200 customers.

We provide our services worldwide via an international network of 14 regional and area offices and 470 independent depots.

Trencor, a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa under the symbol “TRE”, and its affiliates currently have beneficial interest in 48.1% of our issued and outstanding common shares.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2013, we owned containers accounting for approximately 76% of our fleet.

•

Container Management. As of December 31, 2013, we managed containers on behalf of 16 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. Total managed containers account for 24% of our fleet.

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

We believe that owning containers as well as managing containers for other container investors offers several benefits, including:

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

For 2013, we generated revenues, income from operations and income before income tax and noncontrolling interests of $529.0 million, $281.1 million and $196.2 million, respectively. During 2013, the average utilization of our owned fleet was 94.5%. As mentioned above, we operate in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables summarize revenues, by category of activity, and income before income tax and noncontrolling interests generated from each of our operating segments reconciled to our total revenues and income before income tax and noncontrolling interests shown in our consolidated statements of comprehensive income included in Item 18, “Financial Statements” in this Annual Report on Form 20-F for the fiscal years ended December 31, 2013, 2012 and 2011:

	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
2013
Lease rental income	$467,647	$1,085	$—	$—	$—	$468,732
Management fees from external customers	375	15,904	3,642	—	—	19,921
Inter-segment management fees	—	45,016	10,369	—	(55,385)	—
Trading container sales proceeds	—	—	12,980	—	—	12,980
Gains on sale of containers, net	27,340	—	—	—	—	27,340

Total revenues	$495,362	$62,005	$26,991	$—	$(55,385)	$528,973

Segment income before income tax and noncontrolling interests	$160,145	$33,011	$10,740	$(3,841)	$(3,850)	$196,205

2012
Lease rental income	$383,127	$862	$—	$—	$—	$383,989
Management fees from external customers	—	21,764	4,405	—	—	26,169
Inter-segment management fees	—	47,526	7,300	—	(54,826)	—
Trading container sales proceeds	—	—	42,099	—	—	42,099
Gains on sale of containers, net	34,829	8	—	—	—	34,837

Total revenues	$417,956	$70,160	$53,804	$—	$(54,826)	$487,094

Segment income before income tax and noncontrolling interests	$175,291	$36,956	$12,787	$(3,890)	$(10,588)	$210,556

2011
Lease rental income	$326,519	$1,108	$—	$—	$—	$327,627
Management fees from external customers	—	24,603	4,721	—	—	29,324
Inter-segment management fees	—	44,751	5,599	—	(50,350)	—
Trading container sales proceeds	—	—	34,214	—	—	34,214
Gains on sale of containers, net	31,598	33	—	—	—	31,631

Total revenues	$358,117	$70,495	$44,534	$—	$(50,350)	$422,796

Segment income before income tax and noncontrolling interests	$177,694	$36,772	$10,759	$(3,314)	$(13,412)	$208,499

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

We primarily lease containers under four different types of leases. Term leases provide a customer with a specified number of containers for a specified period of time, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives. Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers. Term leases represented 76.8% of our total on-hire fleet as of December 31, 2013. Master leases, which provide a framework of terms and conditions valid for a specified period of time, typically one year, give customers greater pick-up and drop-off flexibility than is typical in term leases and represented 13.6% of our total on-hire fleet as of December 31, 2013. Finance leases, which provide customers an alternative means for purchasing containers, represented 6.7% of our total on-hire fleet as of December 31, 2013. Spot leases, which provide customers with containers for a relatively short lease period and fixed pick-up and drop-off locations, represented 2.9% of our total on-hire fleet as of December 31, 2013.

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

We supply leased containers to the U.S. military pursuant to a contract with the U.S. Transportation Command Directorate of Acquisition (“USTranscom”) and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

We believe that we have the ability to reposition containers, if necessary, that are returned in lower demand locations to higher demand locations at competitive costs as a result of our experienced logistics team. Our large customer base of approximately 400 lessees increases our ability to re-lease returned containers. Our contract to supply leased containers to the U.S. military enables us to supply containers in their demand locations, which are often lower demand locations for our shipping line customers. Our Container Resale segment is positioned to sell containers and optimize their residual value in multiple markets, including lower demand locations. This “life cycle” system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become the world’s largest container lessor and led to 27 consecutive years of profits.

Industry Overview

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (“ISO”). The industry-standard measurement unit is the Twenty-Foot Equivalent Unit (“TEU”), which compares the length of a container to a standard 20’ container. For example, a 20’ container is equivalent to one TEU and a 40’ container is equivalent to two TEU. Standard dry freight containers are typically 8’ wide, come in lengths of 20’, 40’ or 45’ and are either 8’6” or 9’6” high. The three principal types of containers are described as follows:

•

Dry freight standard containers. A dry freight standard container is constructed of steel sides, roof, an end panel on one end and a set of doors on the other end, a wooden floor and a steel undercarriage. Dry freight standard containers are the least expensive and most commonly used type of container. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel. According to the latest available data, dry freight standard containers comprised approximately 90.7% of the worldwide container fleet, as measured in TEU, at December 31, 2012.

•

Dry freight specialized containers. Dry freight specialized containers consist of open-top and flat-rack containers. An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery. According to the latest available data, dry freight specialized containers comprised approximately 2.4% of the worldwide container fleet, as measured in TEU, at December 31, 2012.

•

Other containers. Other containers include refrigerated containers, tank containers, 45’ containers, pallet-wide containers and other types of containers. The two most prominent types of such containers are refrigerated containers and tank containers. A refrigerated container has an integral refrigeration unit on one end which plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids. According to the latest available data, other containers comprised approximately 6.9% of the worldwide container fleet, as measured in TEU, at December 31, 2012.

Containers provide a secure and cost-effective method of transportation because they can be used in multiple modes of transportation, making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking. As a result, containers reduce transit time and freight and labor costs, as they permit faster loading and unloading of shipping vessels and more efficient utilization of transportation containers than traditional break bulk shipping methods. The protection provided by containers also reduces damage, loss and theft of cargo during shipment. While the useful life of containers varies based upon the damage and normal wear and tear suffered by the container, we estimate that our useful life for a standard dry freight container used in intermodal transportation is on average 13 years. Some shipping lines have recently indicated that they intend to keep their containers for longer than 13 years.

According to World Cargo News, container lessors owned approximately 48% of the total worldwide container fleet of 32.9 million TEU as of January 2013. The percentage of leased containers utilized by shipping lines ranged from 39% to 54% from 1980 through 2013 and may increase in the next few years, given limited access to credit and competing needs for capital expenditures by our customers. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing their flexibility to manage the availability and location of containers;

•	increasing their ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Chinese New Year; and

•	reducing their capital expenditures.

While international containerized trade grew rapidly and was consistently positive for the twenty-six years through 2007, there was a global financial crisis and recession during the second half of 2008, which continued through 2009. With virtually no new standard dry freight containers manufactured from the fourth quarter of 2008 through the end of 2009, we estimate that the world container fleet declined by approximately 4% in 2009 as a result of the continued retirement of older containers in the ordinary course. During this period, container manufacturers lost up to 60% of their skilled workers due to long shutdowns. The difficulties manufacturers faced in hiring and training new workers limited their production capacity throughout 2010 and full production capacity only resumed in 2011. However, we have observed since 2011 that many shipping lines are still seeking to strengthen their respective balance sheets, and therefore may not have the required capital budget to purchase all of the new containers they are expected to need in 2014. Based on industry analyst reports, we expect new dry freight container production to be 2.2 million TEU in 2014 compared to 2.3 to 2.4 million TEU in 2013 and, lessors are expected to purchase 50% to 55% of total production in 2014 compared to slightly more than 50% in 2013. Furthermore, we expect to see solid replacement demand combined with growth due to vessel delivery of approximately 1.6 million TEU, vessel capacity growth equal to approximately 9% of current capacity and cargo volume growth of approximately 4% to 5%.

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

Additionally, for most leasing companies, the percentage of containers on long-term lease has grown over the past ten years, while the percentage on master lease has declined. As of December 31, 2013, approximately 77% of our total on-hire fleet was on long-term leases, compared to approximately 62% ten years ago. As a result, changes in utilization have become less volatile for Textainer and most leasing companies.

According to World Cargo News, intermodal leasing companies, as ranked by total TEU as of January 2013, are as follows:

Company	TEU (000’s)	Percent of Total
Textainer Group(1)	2,780	17.5%
Triton Container Intl.	2,060	13.0%
TAL International	1,950	12.3%
Florens Group	1,855	11.7%
SeaCube Container Leasing Ltd.	1,225	7.7%
SeaCo	1,100	6.9%
CAI-International Inc.	1,065	6.7%
Cronos Group	800	5.0%
Touax-Gold Container	525	3.3%
Dong Fang International	490	3.1%
Beacon Intermodal Leasing	450	2.8%
UES International (HK)	250	1.6%
Other	1,340	8.4%

Grand Total	15,890	100.0%

(1)	Textainer Group’s owned and managed fleet consisted of 3,040 TEU at December 31, 2013.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage, including:

Largest Container Lessor in the Industry. We operate the world’s largest fleet of leased intermodal containers by fleet size, with a total fleet of more than 2.0 million containers, representing more than 3.0 million TEU, as of December 31, 2013. We provide our services worldwide via a network of regional and area offices and independent depots. We have been one of the largest buyers of new containers purchasing an average of more than 199,000 TEU per year for the last five years and are also one of the largest sellers of used containers, selling an average of more than 80,000 containers per year for the last five years. Our consistent presence in the market buying and selling containers provides us with broad market intelligence, and valuable insight into the demand patterns of our shipping line customers and resale container buyers.

Proven Ability to Grow Our Fleet. Our ability to invest in our fleet on a consistent basis has allowed us to become the world’s largest container lessor. We have demonstrated our ability to increase the size of our container fleet by purchasing containers from manufacturers and by acquiring existing container fleets or their management rights. Over the past 15 years, we have acquired the rights to manage over 1,400,000 TEU from former competitors and we have acquired approximately 630,000 TEU of containers from our managed fleet. This experience provides us with a competitive advantage over other lessors who are less experienced in assuming ownership or management of other container fleets. As one of the largest buyers of new containers, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to reliably purchase containers during periods of high demand.

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

Strong Long-Standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by vessel fleet size in TEU and we sell containers to over 1,200 resale customers. We believe our ability to consistently supply containers in locations where our customers need them makes us one of the most reliable lessors of containers. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 27 years.

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

Experienced Management Team. Our senior management has a long history in the industry. Our senior management have an average of 16 years of service with us. The management team has extensive experience in sourcing, leasing, financing, selling, trading and managing containers, as well as a long track record of successfully acquiring and selling container assets.

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

Pursue Attractive Container Related Acquisition Opportunities. We will continue to seek to identify and attempt to acquire attractive portfolios of containers and companies to allow us to grow our fleet profitably. We believe that the consolidation trend in our industry will continue and will likely offer us future growth opportunities. We also believe that the ongoing downturn in the world’s major economies and the constraints in the credit markets may also result in potential acquisition opportunities, including the purchase and leaseback of customer-owned containers. Purchase and leaseback transactions can be attractive to our customers because they free up cash for other capital needs, and these transactions enable us to buy attractively priced containers and at the same time place them on leases for the remainder of their marine service lives.

Continue to Focus on Maintaining High Levels of Utilization and Operating Efficiency. We will continue to target high utilization rates and attractive returns on our assets through our focus on longer-term leases and disciplined portfolio management. As of December 31, 2013, approximately 77% of our total on hire fleet (based on total TEU) was on long-term leases, compared to approximately 62% ten years ago. We also drive operating efficiency by maintaining a low cost structure, having brought down our fleet management cost per CEU per day by approximately 45% and grown the number of CEU per employee by over 218%, in each case over the 10 years ended December 31, 2013. Our management cost per CEU per day and CEU per employee metrics are significantly better than those of the other two container leasing companies publicly traded in the U.S. Furthermore, we believe that we can continue to grow our fleet without a proportionate increase in our headcount, thereby continuing to improve profitability by spreading our operating expenses over a larger revenue base.

Extend the Lease of In-fleet Containers. Since many shipping lines are currently finding it difficult to access debt financing, but still must utilize scarce capital to finance vessels, it is possible that some will conclude in 2014, as they did in 2013, that it is more cost-effective to extend leases of in-fleet containers than either to buy containers at higher prices or to lease new containers.

Grow Our Container Resale Business. Our container resale and trading business is a significant source of profits. We look to sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sales price, cost of repair, and possible repositioning expenses. In order to improve the sales price of our containers, we often move them from the location where they are returned by the lessee to another location that has a higher market price. We benefit not only as a result of the increased sales price but also because we often receive rental revenue from a shipping line for the one-way lease of the container. We also buy and resell containers from shipping line customers, container traders and other sellers of containers. We attempt to improve the sales price of these containers in the same manner as with containers from our fleet.

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

Regional vice presidents are in charge of regional leasing and operations. Marketing directors and assistants located in the regional and area offices handle day-to-day marketing and collection activities. Our operations include a global sales force, container operations group, container resale group, and logistics services group. Our headquarters office is in Hamilton, Bermuda. Our administrative office is located in San Francisco, California.

Our Container Fleet

As of December 31, 2013, we operated 3,040,454 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of more than 199,000 TEU per year over the past five years. Our ability to invest in our fleet on a consistent basis has been instrumental in our becoming the world’s largest container lessor. Our container fleet consists primarily of standard dry freight and refrigerated containers. The containers that we lease are generally either owned outright by us or owned by third parties and managed by us. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers as of December 31, 2013 (unaudited):

	Standard Dry Freight	Refrigerated	Other Specialized	Total	Percent of Total Fleet
TEU
Owned	2,169,212	75,443	54,528	2,299,183	75.6%
Managed	719,126	12,416	9,729	741,271	24.4%

Total fleet	2,888,338	87,859	64,257	3,040,454	100.0%

CEU
Owned	1,935,435	308,507	79,374	2,323,316	76.5%
Managed	644,972	50,123	17,066	712,161	23.5%

Total fleet	2,580,407	358,630	96,440	3,035,477	100.0%

In January 2014, we purchased approximately 30,000 TEU of standard dry freight containers that we had been managing for an institutional investor, which increased the percentage of our owned fleet to approximately 77%. Excluding the impact of this transaction, the amounts in the table above did not change significantly from December 31, 2013 to the date of this Annual Report on Form 20-F.

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

Maintenance and repair of our containers is performed by independent depots that we retain in major port areas and inland locations. Such depots also handle and inspect containers that are either picked up or redelivered by lessees, and store containers that are not leased.

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

Term leases

Term leases (also referred to as long-term leases) provide a customer with a specified number of containers for a specified period, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease. Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives. Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers. Term leases provide us with enhanced cash flow certainty due to their extended duration but carry lower per diem rates than other lease types. As of December 31, 2013, 76.8% of our total on-hire fleet, as measured in TEU, was on term leases.

As of December 31, 2013, our term leases had an average remaining duration of 3.4 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, our containers typically remain on-hire at the contractual per diem rate for an average of an additional 19 months beyond the end of the contractual lease term, for leases that are not extended, due to the logistical requirements our customers face by having to return containers to specific drop-off locations.

The following are the minimum future rentals for our owned fleet at December 31, 2013, due under long-term leases (in thousands):

Year ending December 31 (dollars in thousands):
2014	$282,149
2015	237,535
2016	179,519
2017	112,994
2018 and thereafter	95,120

Total future minimum lease payments receivable	$907,317

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

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off location limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. A subset of master leases are our special leases, which are predominately round-trip Asia leases, allowing customers to return containers at any time but with restrictions on drop-off locations, generally in higher demand locations in Asia. As of December 31, 2013, 13.6% of our total on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2013, 2.9% of our total on-hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under other leases. Finance leases require the lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct financing and sales-type leases” on our balance sheet. As of December 31, 2013, approximately 6.7% of our total on-hire fleet, as measured in TEU, was on finance leases with an average remaining term of 3.0 years.

Maintenance, Repair and Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2013, DPP revenue was 1.4% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers.

Lease Agreements

In general, our lease agreements consist of two basic elements, a master terms and conditions agreement (“Master Agreement”), and a lease schedule. Lease schedules contain the business terms (including daily rate, term duration and drop-off schedule, among other things) for specific leasing transactions, while Master Agreements outline the general rights and obligations of the lessor and lessee under all of the lease schedules covered by the Master Agreement. For most customers, we have a small number of Master Agreements (often one) and a large number of lease schedules.

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

Depot Management

As of December 31, 2013, we managed our container fleet through 470 independent container depot facilities in 226 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot relationships and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We occasionally supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2013, a large majority of our off-lease inventory was located at depots that are able to report notice of container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

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

Management Services

As of December 31, 2013, we owned approximately 76% of the containers in our fleet, and managed the rest, equaling 741,271 TEU, on behalf of 16 affiliated and unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our IT systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1% to 2% of the purchase price; daily management fees of 8% to 13% of net operating income; and disposal fees of 5% to 12% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $19.9 million, $26.2 million and $29.3 million for the years 2013, 2012 and 2011, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine services of the containers subject to the agreement.

In June 2003, we entered into a contract with the USTranscom pursuant to which we serve as a major supplier of leased marine containers to the U.S. military. Compared to our shipping line customers, we provide a much broader level of services to the U.S. military under the USTranscom contract. We have developed and currently operate a proprietary information system for the U.S. military which provides the U.S. military real-time access to the status of its leased fleet. Furthermore, unlike our shipping line customers, who pick up from and return containers to container depots, for the U.S. military we are required to arrange transportation from a container depot to a military facility upon lease out and to pick up a container at a military facility and return it to a container depot when the lease period has ended. This requires us to arrange for movement of the empty containers by truck, rail and/or vessel. The USTranscom contract provides added compensation for these services. In addition, since approximately half of these services are required in non-U.S. locations, our expenses for contracting for these services may be incurred in foreign currencies. The USTranscom contract contains a foreign currency adjustment feature such that we are protected against many foreign currency risks for the expenses incurred under the USTranscom contract.

The USTranscom is the only lessee for which we are required, under the USTranscom contract, to provide all containers that they request. In the event that containers are not available within our fleet, we fulfill our obligations under the USTranscom contract by purchasing new or used containers or subleasing containers and equipment from other leasing companies. This contract also allows the U.S. military to return containers in many locations throughout the world. Since the inception of the USTranscom contract, we have delivered or transitioned approximately 153,000 containers and chassis to the U.S. military, of which approximately 102,000 containers have been returned. In addition, approximately 49,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated value for each such container. The USTranscom contract expired on June 23, 2013 and we were awarded a new contract on December 12, 2013. The new contract covers a base year starting on December 24, 2013, with the potential for one year renewals that may extend the contract until December 24, 2018.

Resale of Containers

Our Resale Division sells containers from our fleet, at the end of their useful lives in marine service, typically about 13 years, or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a global team of 18 container sales and operations specialists in seven offices globally that manage the sale process for these used containers. Our Resale Division is one of the largest sellers of used containers among container lessors, selling an average of more than 80,000 containers per year for the last five years to more than 1,200 customers. Our Resale Division has become a significant profit center for us. From 2009 through 2013, this Division generated $50.3 million in income before income tax and noncontrolling interest, including $10.7 million during 2013. We generally sell containers to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

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

During 2009 through 2013, we recovered, on average, 85.8% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 0.7% of our lease rental income over such period.

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

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2013, our global sales and customer service group consisted of approximately 65 people, with 13 in North America, 35 in Asia and Australia, 12 in Europe and 5 in Africa.

Customers

We believe that our staff, organization and long presence in the business have resulted in very strong relationships with our shipping line customers. Our top 25 customers, as measured by lease billings, have leased containers from us for an average of over 27 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 4.0. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. We had one customer that individually accounted for 10.5%, 11.7% and 12.3% of our owned lease billings in 2013, 2012 and 2011, respectively. Our top 25 customers include 20 of the 25 largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to approximately 400 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. military. Our five largest customers accounted for approximately 38.0% of our total owned and managed fleet’s 2013 lease billings. Our top five customers by lease billings in 2013 were CMA-CGM S.A., Mediteranean Shipping Company S.A., Evergreen Marine Corp. Ltd., Mitsui O.S.K. Lines and Cosco Container Lines. During 2013, 2012 and 2011, lease billings from our 25 largest container lessees by lease billings represented 78.1%, 77.3% and 74.6% of our total owned and managed fleet’s container leasing billings, respectively, with lease billings from our single largest container lessee accounting for $72.6 million, $71.2 million and $68.4 million or 12.0%, 12.0% and 12.4% of our total owned and managed fleet’s container lease billings during the respective periods. A default by any of these major customers could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

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

Competition

According to World Cargo News, as of January 2013, the top ten container leasing companies, as measured on a TEU basis, control approximately 87.2%, and the top five container leasing companies control approximately 62.1%, of the total equipment held by all container lessors. According to this data, we are the world’s largest lessor of intermodal containers based on fleet size by TEU and we manage approximately 17.5% by TEU of the equipment held by all container leasing companies.

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

In addition to environmental regulations affecting container movement, shipping, movement and spillage, environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants due to their ozone depleting and global warming effects. Our refrigerated containers currently use R134A or R404A refrigerant. While R134A does not contain chlorofluorocarbons (“CFC’s”) , the European Union has instituted regulations to phase out the use of R134A in automobile air conditioning systems beginning in 2011 due to concern that the release of R134A into the atmosphere may contribute to global warming. While the European Union regulations do not currently restrict the use of R134A in refrigerated containers or trailers, it is possible that the phase out of R134A in automobile air conditioning systems will be extended to containers in the future and our operations could be impacted.

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

We may also be affected by legal or regulatory responses to potential global climate change. Please see Item 3, “Key Information — Risk Factors – Environmental liability and regulations may adversely affect our business, results of operations and financial condition.”

C. Organizational Structure

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for TAP Funding and TW. TAP Funding is a joint venture involving TL and TAP. As of December 31, 2013, TL owned 50.1% and TAP owned 49.9% of the common shares and TL had two voting rights and TAP had one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TW is a joint venture involving TL and WFC, a wholly owned subsidiary of Wells Fargo and Company. As of December 31, 2013, TL owned 25% and WFC owned 75% of the common shares and related voting rights of TW.

Our principal shareholder, Halco Holdings Inc. (“Halco”), is owned by a discretionary trust with an independent trustee. Trencor Limited and certain of its affiliates are the sole discretionary beneficiaries of this trust. Halco, which owned approximately 48.3% of our outstanding share capital as of December 31, 2013, is a wholly-owned subsidiary of the Halco Trust. Trencor is a South African public investment holding company, that has been listed on the JSE in Johannesburg, South Africa since 1955. Trencor’s origins date from 1929, and it currently has businesses owning, leasing and managing marine cargo containers and finance related activities.

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

As of December 31, 2013, our employees were located in 14 regional and area offices in 13 different countries. We maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated. We have 13 offices outside Bermuda, including our administrative office in San Francisco, California and offices in Hackensack, New Jersey; New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Klang, Malaysia; Hong Kong, and Shanghai, China. We lease our office space in Bermuda, the U.S., United Kingdom and Singapore and have exclusive agents that secure office space for us in our other locations. The lease for our Bermuda office expires in December 2014, the lease for our San Francisco office expires in December 2016, the lease for our Hackensack, New Jersey office expires in April 2015, the lease for our New Malden, United Kingdom office expires in December 2019 and our lease for our Singapore office expires in December 2015. In addition, we have non-exclusive agents who represent us in India, Indonesia, Pakistan, Republic of the Philippines, Sri Lanka, Thailand, and Vietnam. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

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

Executive Summary

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 2.0 million containers, representing more than 3.0 million TEU. We had solid results in 2013, including record total revenues and fleet size, which demonstrates our continued successful execution of our growth strategy and industry leading position. Specifically, in 2013, (i) we grew our owned and managed fleet to a total size of over 3.0 million TEU with the acquisition of 195,000 TEU of new standard dry freight containers, 12,000 TEU of new refrigerated containers and 218,000 TEU of used containers in 2013 following the acquisition of 91,000 TEU of new containers in the fourth quarter of 2012 for lease out in 2013, representing approximately $950 million in capital expenditures, (ii) we increased the owned portion of our total fleet to 75.6% as of December 31, 2013 from 72.7% as of December 31, 2012, (iii) we completed over $870 million of financing in the debt market, resulting in over $750 million in net incremental debt funding and (iv) while the overall demand for our containers declined, utilization averaged 94.5% in 2013 and stabilized in the fourth quarter of 2013. Refer to “2014 Outlook” below for further discussion.

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

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	the creditworthiness of our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details of these and other factors which may affect our business and results of operations, see Item 3, “Key Information — Risk Factors.”

2014 Outlook

We saw a pick-up in utilization and an improvement in lease terms prior to the Chinese New Year and have been aggressively investing in containers at attractive prices since the start of 2014. However, we continue to operate in a very competitive environment and we expect yields on new container lease-outs to remain under pressure in 2014. Used container prices are at the lowest levels of the last three years, resulting in lower gains on sale of trading and in-fleet containers. New container prices have increased by about 10% over the past few months, but it remains to be seen if prices will continue at this level.

We believe we are well positioned for 2014 with a conservative 2.3 times leverage ratio and access to additional financing, if needed, to provide us operational flexibility. With 84% of our fleet subject to long-term and finance leases and less than 4% of our total fleet subject to long-term leases that will expire in 2014, we predict utilization will remain at or near the current level. We also expect to continue to see attractive purchase leaseback opportunities. Overall, we believe our performance in 2014 will be similar to that of 2013.

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

Depreciation Expense and Container Impairment. We depreciate our non-refrigerated and refrigerated containers on a straight-line basis over a period of 13 and 12 years, respectively, to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimate accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning in the first quarter of 2013 and the third quarter of 2011, depreciation of our existing owned fleet decreased as a result of an increase in the estimated useful life of our non-refrigerated containers and our estimate of the residual values of our containers, respectively. However, this decrease was more than offset as a result of an increase in the size of our owned fleet in subsequent periods.

We evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. When an impairment exists, the containers are written down to their fair value and the amount of the write down is recorded in depreciation expense and container impairment.

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

A.	Operating Results

Comparison of the Years Ended December 31, 2013, 2012 and 2011

The following table summarizes our total revenues for the years ended December 31, 2013, 2012 and 2011 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2013	2012	2011	2013 and 2012	2012 and 2011
	(Dollars in thousands)
Lease rental income	$468,732	$383,989	$327,627	22.1%	17.2%
Management fees	19,921	26,169	29,324	(23.9%)	(10.8%)
Trading container sales proceeds	12,980	42,099	34,214	(69.2%)	23.0%
Gains on sale of containers, net	27,340	34,837	31,631	(21.5%)	10.1%

Total revenues	$528,973	$487,094	$422,796	8.6%	15.2%

Lease rental income increased $84,743 (22.1%) from 2012 to 2013. This increase was primarily due to a 29.7% increase in our owned fleet size, partially offset by a 3.4% decrease in average per diem rental rates and a 2.7 percentage point decrease in utilization for our owned fleet. Lease rental income increased $56,362 (17.2%) from 2011 to 2012. This increase was primarily due to a 19.1% increase in our owned fleet size, partially offset by a 1.0 percentage point decrease in utilization for our owned fleet.

Management fees decreased $6,248 (-23.9%) from 2012 to 2013 due to a $4,164 decrease resulting from a 22.5% decrease in the size of the managed fleet primarily due to our acquisitions throughout 2012 of 155,000 TEU of containers that we previously managed, a $948 decrease from lower acquisition fees due to fewer managed container purchases, a $763 decrease in sales commissions and a $373 decrease due to lower fleet performance. Management fees decreased $3,155 (-10.8%) from 2011 to 2012 due to a $1,513 decrease resulting from a 6.7% decrease in the size of the managed fleet primarily due to our acquisitions throughout 2012 of 155,000 TEU of containers that we previously managed, a $1,066 decrease due to lower fleet performance, a $317 decrease in sales commissions and a $259 decrease from lower acquisition fees due to fewer managed container purchases.

Trading container sales proceeds decreased $29,119 (-69.2%) from 2012 to 2013 due to a $28,403 decrease resulting from a 67.5% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $716 decrease due to a decrease in average sales proceeds per container. Trading container sales proceeds increased $7,885 (23.0%) from 2011 to 2012 due to a $16,406 increase resulting from a 47.9% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $8,521 decrease due to a decrease in average sales proceeds per container.

Gains on sale of containers, net, decreased $7,497 (-21.5%) from 2012 to 2013 due to a $19,592 decrease resulting from a decrease in average sales proceeds of $276 per unit, a $2,431 decrease resulting from a decrease in average net gains on sales-type leases of $343 per unit and a $1,283 decrease in net gains on sales-type leases resulting from 3,539 containers placed on sales-type leases in 2013 compared to 7,081 containers placed on sales-type leases in 2012, partially offset by a $15,809 increase resulting from a 53.0% increase in the number of containers sold. Gains on sale of containers, net, increased $3,206 (10.1%) from 2011 to 2012 due to a $8,899 increase resulting from a 29.9% increase in the number of containers sold and a $3,894 increase in net gains on sales-type leases resulting from 7,081 containers placed on sales-type leases in 2012 compared to 1,562 containers placed on sales-type leases in 2011, partially offset by a $8,947 decrease resulting from a decrease in average sales proceeds of $193 per unit and a $640 decrease resulting from a decrease in average net gains on sales-type leases of $410 per unit.

The following table summarizes our total operating expenses, net for the years ended December 31, 2013, 2012 and 2011 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2013	2012	2011	2013 and 2012	2012 and 2011
	(Dollars in thousands)
Direct container expense	$43,062	$25,173	$18,307	71.1%	37.5%
Cost of trading containers sold	11,910	36,810	29,456	(67.6%)	25.0%
Depreciation expense and container impairment	148,974	104,844	83,177	42.1%	26.0%
Amortization expense	4,226	5,020	6,110	(15.8%)	(17.8%)
General and administrative expense	24,922	23,015	23,495	8.3%	(2.0%)
Short-term incentive compensation expense	1,779	5,310	4,921	(66.5%)	7.9%
Long-term incentive compensation expense	4,961	6,950	5,950	(28.6%)	16.8%
Bad debt expense, net	8,084	1,525	3,007	430.1%	(49.3%)
Gain on sale of containers to noncontrolling interest	—	—	(19,773)	N/A	N/A

Total operating expenses, net	$247,918	$208,647	$154,650	18.8%	34.9%

Direct container expense increased $17,889 (71.1%) from 2012 to 2013 primarily due to a decrease in utilization and included a $11,867 increase in storage expense, a $1,873 increase in handling expense and a $1,428 increase in maintenance expense. Direct container expense increased $6,866 (37.5%) from 2011 to 2012 primarily due to a decrease in utilization and included a $4,004 increase in storage expense, a $1,011 increase in handling expense and a $758 increase in maintenance expense.

Cost of trading containers sold decreased $24,900 (-67.6%) from 2012 to 2013 due to a $24,835 decrease resulting from a 67.5% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $65 decrease resulting from a 0.5% decrease in the average cost per unit of containers sold. Cost of trading containers sold increased $7,354 (25.0%) from 2011 to 2012 due to a $14,124 increase resulting from a 47.9% increase in the number of containers sold due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $6,770 decrease resulting from a 15.5% decrease in the average cost per unit of containers sold.

Depreciation expense and container impairment increased $44,130 (42.1%) from 2012 to 2013 due to a $63,568 increase resulting from an increase in fleet size and an impairment of $4,677 for containers that were economically unrecoverable from lessees in default, partially offset by a $24,115 decrease due to an increase in estimated useful lives used in the calculation of depreciation expense for non-refrigerated containers. We have experienced a significant increase in the useful lives of our containers over the past few years as we have entered into leases with longer terms and container prices had increased resulting in shipping lines leasing containers for longer periods. Based on this extended period of longer useful lives and our expectations that new equipment lives will remain near recent levels, we increased the estimated useful lives of our non-refrigerated containers from 12 years to 13 years, effective January 1, 2013. Depreciation expense and container impairment increased $21,667 (26.0%) from 2011 to 2012 due to a $28,944 increase resulting from an increase in fleet size, partially offset by a $7,277 decrease due to an increase in estimated future residual values used in the calculation of depreciation expense.

Amortization expense was $4,226, $5,020 and $6,110 in 2013, 2012 and 2011, respectively. Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the Capital Intermodal, Amficon, Capital and Gateway fleets. Amortization expense decreased $794 (-15.8%) from 2012 to 2013 primarily due to the August and September 2012 acquisitions of a portion of the Gateway and Capital fleets that we previously managed. Amortization expense decreased $1,090 (-17.8%) from 2011 to 2012 primarily due to the August and September 2012 acquisitions of a portion of the Gateway and Capital fleets that we previously managed and the May 2011 acquisition of a portion of the Gateway fleet that we previously managed.

General and administrative expense increased $1,907 (8.3%) from 2012 to 2013 primarily due to a $1,379 increase in professional fees, a $284 increase in compensation costs and $149 increase in travel costs. General and administrative expense decreased $480 (-2.0%) from 2011 to 2012 primarily due to a $1,080 decrease in professional fees, partially offset by a $560 increase in compensation costs.

Short-term incentive compensation expense decreased $3,531 (-66.5%) from 2012 to 2013 primarily due to a decrease in the incentive compensation awards for 2013 compared to 2012. Short-term incentive compensation expense increased $389 (7.9%) from 2011 to 2012 primarily due to an increase in the number of employees receiving incentive compensation awards for 2012 compared to 2011.

Long-term incentive compensation expense decreased $1,989 (-28.6%) from 2012 to 2013 primarily due to restricted share units that were granted under the 2007 Share Incentive Plan (the “2007 Plan”) in October 2007 and share options granted under the 2007 Plan in November 2008 that both vested in January 2013 and an adjustment to forfeiture rates, partially offset by share options and restricted share units that were each granted under the 2007 Plan in November 2012 and 2013. Long-term incentive compensation expense increased $1,000 (16.8%) from 2011 to 2012 primarily due to additional share options and restricted share units that were granted under the 2007 Share Incentive Plan in November 2011 and 2012 and an adjustment to forfeiture rates, partially offset by share options granted under the 2007 Plan in October 2007 that vested in January 2012.

Bad debt expense, net, increased $6,559 (430.1%) from 2012 to 2013 primarily due to a provision of $6,104 in 2013 resulting from the bankruptcy of one customer and the default of two additional customers and management’s assessment that the financial condition of the Company’s lessees and their ability to make required payments had deteriorated in 2013, partially offset by collections on accounts during 2013 that had previously been included in the allowance for doubtful accounts at December 31, 2012. Bad debt expense, net, decreased $1,482 (-49.3%) 2011 to 2012 primarily due to a provision of $3,432 in 2011 resulting from the bankruptcies of two customers, partially offset by an increase in bad debt expense in 2012 due to management’s assessment that the financial condition of the Company’s lessees and their ability to make required payments had deteriorated and collections on accounts during 2011 that had previously been included in the allowance for doubtful accounts at December 31, 2010.

On June 30, 2011, Textainer Marine Containers Limited (“TMCL”), transferred containers, net and net investment in direct financing and sales-type leases in exchange for the purchase of 12.5% of its Class A common shares as a part of a capital restructuring, resulting in a noncash gain on sale of containers to noncontrolling interest of $19,773.

The following table summarizes other income (expenses) for the years ended December 31, 2013, 2012 and 2011 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2013	2012	2011	2013 and 2012	2012 and 2011
	(Dollars in thousands)
Interest expense	$(85,174)	$(72,886)	$(44,891)	16.9%	62.4%
Interest income	122	146	32	(16.4%)	356.3%
Realized losses on interest rate swaps and caps, net	(8,409)	(10,163)	(10,824)	(17.3%)	(6.1%)
Unrealized gains (losses) on interest rate swaps and caps, net	8,656	5,527	(3,849)	56.6%	(243.6%)
Bargain purchase gain	—	9,441	—	N/A	N/A
Other, net	(45)	44	(115)	(202.3%)	(138.3%)

Net other expense	$(84,850)	$(67,891)	$(59,647)	25.0%	13.8%

Interest expense increased $12,288 (16.9%) from 2012 to 2013. Interest expense for 2013 included the write-off of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding Ltd.’s (“TAP Funding”) revolving credit facility and the amendment of Textainer Marine Containers II Limited’s (“TMCL II”) secured debt facility, respectively, and interest expense for 2012 included the write-off of unamortized debt issuance costs of $1,463 related to the termination of TMCL’s secured debt facility. After taking into account the write-off of unamortized debt issuance costs, the increase in interest expense for 2013 compared to 2012 was due to a $27,734 increase resulting from an increase in average debt balances of $686,810, partially offset by a $14,878 decrease due to a decrease in average interest rates on the Company’s debt of 0.61 percentage points. Interest expense increased $27,995 (62.4%) from 2011 to 2012. After taking into account the write-off of unamortized debt issuance costs, the increase in interest expense for 2012 compared to 2011 was due to a $17,111 increase resulting from an increase in average debt balances of $507,337 and a $9,421 increase resulting from an increase in average interest rates of 0.56 percentage points.

Realized losses on interest rate swaps and caps, net decreased $1,754 (-17.3%) from 2012 to 2013 due to a $3,848 decrease resulting from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.63 percentage points, partially offset by a $2,094 increase resulting from an increase in average interest rate swap notional amounts of $104,061. Realized losses on interest rate swaps and caps, net decreased $661 (-6.1%) from 2011 to 2012 due to a $462 decrease resulting from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.09 percentage points and a $199 decrease resulting from a decrease in average interest rate swap notional amounts of $9,472.

Unrealized gains on interest rate swaps and caps, net increased $3,129 (56.6%) from 2012 to 2013 due to a larger decrease in the net fair value liability of interest rate swap agreements held during 2013 compared to the decrease in the net fair value liability of interest rate swaps held during 2012. Unrealized gains (losses) on interest rate swaps and caps, net changed from a net loss of $3,849 in 2011 to a net gain of $5,527 in 2012 due to an increase in the net fair value liability of interest rate swap agreements held in 2011 compared to a decrease in the net fair value liability of interest rate swap agreements held in 2012. The decrease in the net fair value liability of interest rate swaps held during 2013 was due to a decrease in long-term interest rates, partially offset by an increase in the notional amount and remaining contract terms of interest rate swaps held during 2013. The decrease in the net fair value liability of interest rate swaps held during 2012 was due to a decrease in remaining contract terms, partially offset by an increase in the long-term interest rates and an increase in the notional amount of interest rate swaps held during 2012. The increase in the net fair value liability of interest rate swaps held during 2011 was due to an increase in long-term interest rates, partially offset by a decrease in the notional amount and remaining contract terms of interest rate swaps held during 2011.

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

The following table summarizes income tax expense and net (loss) income attributable to the noncontrolling interests for the years ended December 31, 2013, 2012 and 2011 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2013	2012	2011	2013 and 2012	2012 and 2011
	(Dollars in thousands)
Income tax expense	$6,831	$5,493	$4,481	24.4%	22.6%
Net income (loss) attributable to the noncontrolling interests	$6,565	$(1,887)	$14,412	(447.9%)	(113.1%)

Income tax expense increased $1,338 (24.4%) from 2012 to 2013 due to a $2,065 increase resulting from a higher effective tax rate excluding the impact of uncertain tax positions and a $1,759 increase resulting from a lower release of reserves for uncertain tax positions in 2013 compared to 2012, partially offset by a $2,428 decrease resulting from a lower increase in reserves for uncertain tax positions in 2013 compared to 2012 and a $58 decrease resulting from a lower level of income before tax and noncontrolling interest. Income tax expense increased $1,012 (22.6%) from 2011 to 2012 due to a $2,609 increase resulting from a higher increase in reserves for uncertain tax positions in 2012 compared to 2011, a $144 increase resulting from a lower release of reserves for uncertain tax positions in 2012 compared to 2011 and a $26 increase resulting from a higher level of income before tax and noncontrolling interests, partially offset by a $1,767 decrease resulting from a lower effective tax rate excluding the impact of uncertain tax positions.

In October of 2012, the Company received notification from the Internal Revenue Service (“IRS”) that the 2010 United States tax return for TGH’s subsidiary, Textainer Equipment Management (U.S.) (“TEMUS”) had been selected for examination. In April 2013, the IRS opened the 2011 United States tax return of TEMUS for examination and the Company received notification from the IRS on May 2, 2013 that they had completed their examination for both 2011 and 2010, making changes to taxable income for those years. These changes did not significantly alter the Company’s income tax for those years.

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014 the IRS issued its letter indicating that it has completed its examination of TGH’s tax return for 2010 and will make no changes to the return as filed. As a result of this, the Company will recognize a discrete benefit during the first quarter of 2014 of approximately $22,700 for the re-measurement of its unrecognized tax benefits for all years.

Net loss attributable to the noncontrolling interests in 2013 represents the noncontrolling interest’s portion of TAP Funding and TW’s net income. Net loss attributable to the noncontrolling interests in 2012 primarily represents the noncontrolling interest’s portion of TW’s net loss. See Item 4, “Information on the Company— History and Development of the Company.”

Segment Information

The following table summarizes our income before income tax and noncontrolling interests attributable to each of our business segments for the years ended December 31, 2013 and 2012 and 2011 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2013	2012	2011	2013 and 2012	2012 and 2011
	(Dollars in thousands)
Container ownership	$160,145	$175,291	$177,694	(8.6%)	(1.4%)
Container management	33,011	36,956	36,772	(10.7%)	0.5%
Container resale	10,740	12,787	10,759	(16.0%)	18.8%
Other	(3,841)	(3,890)	(3,314)	(1.3%)	17.4%
Eliminations	(3,850)	(10,588)	(13,412)	(63.6%)	(21.1%)

Income before income tax and noncontrolling interests	$196,205	$210,556	$208,499	(6.8%)	1.0%

Income before income tax and noncontrolling interests attributable to the Container Ownership segment decreased $15,146 (-8.6%) from 2012 to 2013. The following table summarizes the variances included within this decrease:

Increase in depreciation expense and container impairment	$(44,270	)(1)
Increase in direct container expense	(25,045	)(2)
Increase in interest expense	(12,288	)(3)
Bargain purchase gain in 2012	(9,441	)(4)
Increase in bad debt expense	(6,559	)(5)
Decrease in gains on sale of containers, net	(7,497	)(6)
Increase in lease rental income	84,520	(7)
Increase in unrealized gains on interest rate swaps and caps, net	3,129	(8)
Decrease in realized losses on interest rate swaps and caps, net	1,754	(9)
Other	551

	$(15,146)

(1)	The increase in depreciation expense and container impairment was due to a $63,708 increase resulting from an increase in fleet size and an impairment of $4,677 for containers that were economically unrecoverable from lessees in default, partially offset by a $24,115 decrease due to an increase in the estimated useful lives used in the calculation of depreciation expense for non-refrigerated containers.
(2)	The increase in direct container expense was primarily due to a decrease in utilization for our owned fleet. The increase in direct container expense included increases in inter-segment management fees and sales commissions of $3,768 and $3,069, respectively, paid to our Container Management and Container Resale segments, respectively, due to an increase in the size of the owned fleet and an increase in the volume of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.
(3)	The increase in interest expense was due to an increase in the average debt balances of $686,810, partially offset by a decrease in average interest rates of 0.61 percentage points and a decrease in the write-off of unamortized debt issuance costs of $568.
(4)	The noncash bargain purchase gain in 2012 resulted from TL’s acquisition of a controlling interest in TAP Funding.

(5)	The increase in bad debt expense was primarily due to the bankruptcy of one customer and the default of two additional customers in 2013 and management’s assessment that the financial condition of the Company’s lessees and their ability to make required payments had deteriorated in 2013, partially offset by collections on accounts during 2013 that had previously been included in the allowance for doubtful accounts at December 31, 2012.
(6)	The decrease in gains on sale of containers, net was due to a decrease in average sales proceeds of $276 per unit, a decrease in average net gains on sales-type leases of $343 per unit and a 50.0% decrease in the number of containers placed on sales-type leases, partially offset by a 53.0% increase in the number of containers sold.
(7)	The increase in lease rental income was primarily due to a 29.7% increase in our owned fleet size, partially offset by a 3.4% decrease in average per diem rental rates and a 2.7 percentage point decrease in utilization for our owned fleet.
(8)	The increase in unrealized gains on interest rate swaps and caps, net was due to a larger decrease in the net fair value liability of interest rate swap agreements held during 2013 compared to the decrease in the net fair value liability of interest rate swaps held during 2012. The decrease in the net fair value liability of interest rate swaps held during 2013 was due to a decrease in long-term interest rates, partially offset by an increase in the notional amount and remaining contract terms of interest rate swaps held during 2013. The decrease in the net fair value liability of interest rate swaps held during 2012 was due to a decrease in remaining contract terms, partially offset by an increase in the long-term interest rates and an increase in the notional amount of interest rate swaps held during 2012.
(9)	The decrease in realized losses on interest rate swaps and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed rates paid on interest rate swaps of 0.63 percentage points, partially offset by an increase in average interest rate swap notional amounts of $104,061.

Income before income tax and noncontrolling interests attributable to the Container Ownership segment decreased $2,403 (-1.4%) from 2011 to 2012. The following table summarizes the variances included within this decrease:

Increase in interest expense	$(27,995	)(1)
Increase in depreciation expense and container impairment	(22,876	)(2)
Gain on sale of containers to noncontrolling interest in 2011	(19,773	)(3)
Increase in direct container expense	(12,952	)(4)
Increase in lease rental income	56,608	(5)
Bargain purchase gain in 2012	9,441	(6)
Change from unrealized losses on interest rate swaps and caps, net in 2011 to unrealized gains on interest rate swaps and caps, net in 2012	9,376	(7)
Increase in gains on sale of containers, net	3,206	(8)
Decrease in bad debt expense	1,482	(9)
Decrease in realized losses on interest rate swaps and caps, net	661	(10)
Other	419

	$(2,403)

(1)	The increase in interest expense was due to an increase in average debt balances of $507,337, an increase in average interest rates of 0.56 percentage points and the write-off of $1,463 of unamortized debt issuance costs related to the termination of the TMCL’s secured debt facility in 2012.
(2)	The increase in depreciation expense and container impairment was due to a $30,559 increase resulting from an increase in fleet size, partially offset by a $7,683 decrease due to an increase in estimated future residual values used in the calculation of depreciation expense.
(3)	The noncash gain on sale of containers to noncontrolling interest in 2011 resulted from TMCL’s capital restructuring.

(4)	The increase in direct container expense was primarily due to a decrease in utilization for the owned fleet. The increase in direct container expense included increases in inter-segment management fees and sales commissions of $4,209 and $1,701, respectively, paid to our Container Management and Container Resale segments, respectively, due to an increase in the size of the owned container fleet and an increase in the volume of owned container sales.
(5)	The increase in lease rental income was primarily due to a 19.1% increase in the size of our owned fleet, partially offset by a 1.0 percentage point decrease in utilization for our owned fleet.
(6)	The noncash bargain purchase gain in 2012 resulted from TL’s acquisition of a controlling interest in TAP Funding during 2012.
(7)	Unrealized gains (losses) on interest rate swaps and caps, net changed from a net loss of $3,849 in 2011 to a net gain of $5,527 in 2012 due to an increase in the net fair value liability of interest rate swap agreements held in 2011 compared to a decrease in the net fair value liability of interest rate swap agreements held in 2012. The decrease in the net fair value liability of interest rate swaps held during 2012 was due to a decrease in remaining contract terms, partially offset by an increase in the long-term interest rates and an increase in the notional amount of interest rate swaps held during 2012. The increase in the net fair value liability of interest rate swaps held during 2011 was due to an increase in long-term interest rates, partially offset by a decrease in the notional amount and remaining contract terms of interest rate swaps held during 2011.
(8)	The increase in gains on sale of containers, net was due to a 29.9% increase in the number of containers sold and a 353.3% increase in the number of containers placed on sales type leases, partially offset by a decrease in average sales proceeds of $193 per unit and a decrease in average net gains on sales-type leases of $410 per unit.
(9)	The decrease in bad debt expense was primarily due to the bankruptcies of two customers in 2011, partially offset by an increase in bad debt expense in 2012 due to management’s assessment that the financial condition of the Company’s lessees and their ability to make required payments had deteriorated and collections on accounts during 2011 that had previously been included in the allowance for doubtful accounts at December 31, 2010.
(10)	The decrease in realized losses on interest rate swaps and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.09 percentage points a decrease in average interest rate swap notional amounts of $9,472.

Income before income tax and noncontrolling interests attributable to the Container Management segment decreased $3,945 (-10.7%) from 2012 to 2013. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(8,370	)(1)
Decrease in short-term incentive compensation expense	3,298	(2)
Decrease in amortization expense	987	(3)
Increase in overhead expense	(768	)(4)
Decrease in long-term incentive compensation expense	939	(5)
Other	(31)

	$(3,945)

(1)	The decrease in management fees was primarily due to a $5,860 decrease in management fees from external customers resulting from a 22.5% decrease in the size of the managed fleet primarily due to our acquisitions throughout 2012 of 155,000 TEU of containers that we previously managed and a $6,278 decrease in inter-segment acquisition fees received from our Container Ownership segment primarily due to a decrease in the amount of owned container purchases, partially offset by a $3,768 increase in inter-segment management fees received from our Container Ownership segment due to the increased size of the owned container fleet. Inter-segment management fees and acquisition fees are eliminated in consolidation.
(2)	The decrease in short-term incentive compensation expense was due to a lower incentive compensation award for 2013 compared to 2012.

(3)	The decrease in amortization expense was primarily due to the acquisitions of managed containers discussed above.
(4)	The increase in overhead expense was primarily due to an increase in professional fees, compensation costs and travel costs.
(5)	The decrease in long-term incentive compensation expense was primarily due to restricted share units that were granted under the 2007 Plan in October 2007 and share options that were granted under the 2007 Plan in November 2008 that both vested in January 2013 and an adjustment to forfeiture rates, partially offset by share options and restricted share units that were each granted under our 2007 Plan in November 2012 and 2013.

Income before income tax and noncontrolling interests attributable to the Container Management segment increased $184 (0.5%) from 2011 to 2012. The following table summarizes the variances included within this increase:

Decrease in amortization expense	$1,065	(1)
Increase in short-term incentive compensation expense	(508	)(2)
Increase in long-term incentive compensation expense	(278	)(3)
Decrease in management fees	(64	)(4)
Other	(31)

	$184

(1)	The decrease in amortization expense was primarily due to our acquisitions throughout 2012 of 155,000 TEU of containers that we previously managed.
(2)	The increase in short-term incentive compensation expense was primarily due to an increase in the number of employees receiving incentive compensation awards for 2012 compared to 2011.
(3)	The increase in long-term incentive compensation expense was primarily due to additional share options and restricted share units that were granted under the 2007 Share Incentive Plan in November 2011 and 2012 and an adjustment to forfeiture rates, partially offset by share options granted under the 2007 Plan in October 2007 that vested in January 2012.
(4)	The decrease in management fees was primarily due to a $2,839 decrease in management fees to external customers primarily due to a 6.7% decrease in the size of the managed fleet primarily due to the acquisitions of managed containers discussed above, a $1,434 decrease in inter-segment acquisition fees from our Container Ownership segment primarily due to a decrease in inter-segment acquisition rates, partially offset by $4,209 increase in inter-segment management fees received from our Container Ownership segment due to the increased size of the owned container fleet. Inter-segment management fees and acquisition fees are eliminated in consolidation.

Income before income tax and noncontrolling interests attributable to the Container Resale segment decreased $2,047 (16.0%) from 2012 to 2013. The following table summarizes the variances included within this decrease:

Decrease in gains on container trading, net	$(4,219	)(1)
Increase in management fees	2,306	(2)
Other	(134)

	$(2,047)

(1)	The decrease in gains on container trading, net was due to a 67.5% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a decrease in average sales margin per container.
(2)

The increase in management fees was due to an increase in sales commissions resulting from an increase in inter-segment sales commissions of $3,069 received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, partially offset by a $763 decrease in sales commissions to external customers primarily due to a decrease in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

Income before income tax and noncontrolling interests attributable to the Container Resale segment increased $2,028 (18.8%) from 2011 to 2012. The following table summarizes the variances included within this increase:

Increase in management fees	$1,385	(1)
Increase in gains on container trading, net	531	(2)
Other	112

	$2,028

(1)	The increase in management fees was due to an increase in sales commissions resulting from an increase in inter-segment sales commissions of $1,701 received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, partially offset by a $316 decrease in sales commissions to external customers primarily due to a decrease in average sales proceeds of managed container sales. Inter-segment sales commissions are eliminated in consolidation.
(2)	The increase in gains on container trading, net was due to a 47.9% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell, partially offset by a decrease in average sales margin per container.

Loss before income tax and noncontrolling interests attributable to Other activities unrelated to our reportable business segments decreased $49 (-1.3%) from 2012 to 2013 primarily due to a $841 decrease in long-term incentive compensation expense resulting from restricted share units that were granted under the 2007 Plan in October 2007 and share options that were granted under the 2007 Plan in November 2008 that both vested in January 2013 and an adjustment to forfeiture rates, partially offset by a $791 increase in corporate overhead expense primarily due to an increase in professional fees.

Loss before income tax and noncontrolling interests attributable to Other activities unrelated to our reportable business segments increased $576 (17.4%) from 2011 to 2012 primarily due to a $702 increase in long-term incentive compensation expense resulting from restricted share units that were granted to our board of directors under our 2007 Plan in May 2012 and an adjustment to forfeiture rates, partially offset by a $121 decrease in corporate overhead expense primarily due to a decrease in professional fees.

Segment eliminations decreased $6,738 (-63.6%) from 2012 to 2013 and primarily consisted of a $6,278 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment.

Segment eliminations decreased $2,824 (-21.1%) from 2011 to 2012 and primarily consisted of a $1,434 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $1,211 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 68% of our direct container expenses in 2013 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In 2013, our non-U.S. dollar operating expenses were spread among 17 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of income and expenses during the reporting period and the disclosure of contingent assets and liabilities as of the date of the financial statements. We have identified the policies and estimates below as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimates are made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. The following accounting policies and estimates include inherent risks and uncertainties related to judgments and assumptions made by us. Our estimates are based on the relevant information available at the end of each period.

Revenue Recognition

Lease Rental Income. We recognize revenue from operating leases of our owned containers as earned over the term of the lease. The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases. We cease recognition of lease revenue if and when a container lessee defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee. Our determination of the collectability of future lease payments is made by management on the basis of available information, including the current creditworthiness of container shipping lines that lease containers from us, historical collection results and review of specific past due receivables. If we experience unexpected payment defaults from our container lessees, we will cease revenue recognition for those leases, which will reduce container rental revenue. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease. The same risks of collectability discussed above apply to our collection of finance lease income. If we experience unexpected payment defaults under our finance leases, we will cease revenue recognition for those leases that will reduce finance lease income.

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

Management Fee Revenue. We recognize revenue from management fees earned under management agreements on an as-earned basis. Fees are typically calculated as a percentage of net operating income, which is revenue from the containers under management minus direct operating expense related to those containers. If a lessee of a managed container defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee, then we will cease to record lease revenue, which in turn will result in reduced management fee revenue.

Accounting for Container Leasing Equipment

Accounting for container leasing equipment includes depreciation, impairment of held for use equipment and the impairment of containers held for sale.

Depreciation and Container Impairment. When we acquire containers, we record the cost of the container on our balance sheet. We then depreciate the container over its estimated useful life (which represents the number of years we expect to be able to lease the container to shipping lines) to its estimated “residual value” (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its “useful life” as a shipping container). Our estimates of useful life are based on our actual experience with our fleet, and our estimates of residual value are based on a number of factors including disposal price history.

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. We have experienced a significant increase in the useful lives of our containers over the past few years as we have entered into leases with longer terms and container prices have increased resulting in shipping lines leasing containers for longer periods. Based on this extended period of longer useful lives and our expectation that new equipment lives will remain near recent levels, we increased the estimated useful lives of our non-refrigerated containers from 12 years to 13 years, effective January 1, 2013. The effect of this change has been and will continue to be a reduction in depreciation expense as compared to what would have been reported using the previous estimate.

Prior to July 1, 2011, we estimated that standard dry freight containers, which represent most of the containers in our fleet had residual values of $950 for a 20’, $1,100 for a 40’ and $1,200 for a 40’ high cube. Beginning July 1, 2011, we changed our residual value estimates to $1,050 for a 20’, $1,300 for a 40’ and $1,650 for a 40’ high cube. Our change in residual value estimates was based on recent sales history and market conditions for the sale of used containers, which we believe are currently the best indicator of the residual value we will realize. The effect of these changes has been and will continue to be a reduction in both depreciation expense and gains on sales of containers, net, as compared to what would have been reported using the previous estimates.

If market conditions in the future warrant a further change of our estimates of the useful lives or residual values of our containers, we may be required to again recognize increased or decreased depreciation expense. A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income.

On a quarterly basis we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. This evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type and year of manufacture. Any such impairment would be expensed in our results of operations. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Were there to be a triggering event that may indicate impairment, undiscounted future cash flows would be compared to the book values of the corresponding asset group. Estimated undiscounted cash flows would be based on historical lease operating revenue and expenses and historical residual values, adjusted to reflect current market conditions. In 2013 the Company recorded impairments for containers that were economically unrecoverable from lessees in default. Prior to 2013, the Company had never recorded an impairment for any container while classified as held for use, see below for discussion of Containers Held for Sale. When an impairment exists, the containers are written down to their fair value. This fair value is then the containers’ new cost basis and is depreciated over their remaining useful lives in marine services to their estimated residual values. Any impairment charge results in decreased net income.

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

Other factors reducing losses due to default by a lessee or customer include the strong growth in the container shipping industry, effective collection tools, our high recovery rate for containers in default situations and the re-marketability of our container fleet. The strong growth in the container shipping industry helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, have historically been needed to meet the demand for world containerized trade. As a result, poorly performing shipping lines are often acquired by other shipping lines. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults for most of our customers, in addition to the insurance that our customers are required to obtain.

During 2008 through 2013, we recovered, on average, 75.8% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount.

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

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward that the entity intends to use and is available for settlement at the reporting date. ASU 2013-11 is effective for interim and annual periods beginning after December 15, 2013, with early adoption permitted. We early adopted ASU 2013-02 during the three months ended June 30, 2013 on a prospective basis which resulted in a reclassification of $14,040 from income tax payable to deferred taxes.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires the presentation, in one place, of information about reclassifications out of accumulated other comprehensive income. Additionally, ASU 2013-02 requires the presentation of reclassifications out of accumulated other comprehensive income by component for periods in which changes in accumulated other comprehensive income balances are presented. We adopted ASU 2013-02 effective January 1, 2013. Our adoption of ASU 2013-02 had no impact on our consolidated financial statements as it is disclosure-only in nature.

B.	Liquidity and Capital Resources

As of December 31, 2013, we had cash and cash equivalents of $120,223. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) proceeds from the issuance of Series 2011-1, 2012-1 and 2013-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”, “2012-1 Bonds” and“2013-1 Bonds”, respectively), (4) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to TMCL II (the “TMCL II Secured Debt Facility”), Textainer Marine Containers IV Limited (“TMCL IV”) (the “TMCL IV Secured Debt Facility”) and TMCL (the “TMCL Secured Debt Facility”), which was terminated in 2012 with proceeds from the TMCL II Secured Debt Facility, (5) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility”), TW (the “TW Revolving Credit

Facility”), and TAP Funding (the “TAP Funding Revolving Credit Facility II” and the “TAP Funding Revolving Credit Facility” which was terminated in 2013 with proceeds from the TAP Funding Revolving Credit Facility II) and (6) proceeds from the issuance of common shares in a public offering. As of December 31, 2013, we had the following outstanding borrowings and borrowing capacities under the TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility II, the TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, TMCL’s variable rate amortizing bonds (the “2005-1 Bonds”) and the 2011-1 and 2012-1 Bonds and Textainer Marine Containers III Limited’s (“TMCL III”) 2013-1 Bonds (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TL Revolving Credit Facility	$648,500	$51,500	$700,000	$648,500	$51,500	$700,000
TW Revolving Credit Facility	91,476	158,524	250,000	91,476	—	91,476
TAP Funding Revolving Credit Facility II	120,500	49,500	170,000	120,500	16,466	136,966
TMCL II Secured Debt Facility	775,100	424,900	1,200,000	775,100	—	775,100
TMCL IV Secured Debt Facility	33,500	266,500	300,000	33,500	—	33,500
2005-1 Bonds	72,958	—	72,958	72,958	—	72,958
2011-1 Bonds	300,000	—	300,000	300,000	—	300,000
2012-1 Bonds	333,333	—	333,333	333,333	—	333,333
2013-1 Bonds	293,378	—	293,378	293,378	—	293,378

Total	$2,668,745	$950,924	$3,326,291	$2,668,745	$67,966	$2,736,711

We have typically funded a significant portion of the purchase price of new containers through borrowings under our TL Revolving Credit Facility, TW Revolving Credit Facility, TAP Funding Revolving Credit Facility II, TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility and intend to continue to utilize these facilities in the future. In 2001, 2005, 2011, 2012 and again in 2013, at such time as our secured debt facilities reached an appropriate size, the facilities were refinanced through the issuance of bonds to institutional investors. We anticipate similar refinancings at such times as the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility or any similar revolving debt facilities we establish nears their maximum size. This timing will depend on our level of future purchases of containers and the size of our debt facilities in the future.

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

Our consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2013, cumulative earnings of approximately $26,240 would be subject to income taxes of approximately $7,872 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

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

Description of Indebtedness

TL Revolving Credit Facility. TL has a credit agreement with Bank of America, N.A. and other lenders to provide it with a revolving credit facility (the “TL Credit Agreement”). On June 25, 2013 TL utilized an accordion feature in the TL Credit Agreement and increased the total commitment from $600,000 to $700,000 (which includes a $50,000 letter of credit facility, together, the “TL Revolving Credit Facility”). The TL Revolving Credit Facility provides for payments of interest only during its term, beginning on its inception date through September 24, 2017, the Maturity Date. Interest on the borrowings under the TL Revolving Credit Facility at December 31, 2013 was based on either the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable quarterly in arrears. In addition, there is an agent’s fee on the commitment amount, which is payable annually in advance. As of December 31, 2013, $648,500 was outstanding under the TL Revolving Credit Facility.

Under the terms of the TL Revolving Credit Facility, the total outstanding principal amount available to be drawn thereunder is calculated pursuant to a formula based on the net book value of our containers and our outstanding debt with respect thereto. Any outstanding letter of credit not cash collateralized will reduce the amount available in the form of cash borrowings under the TL Revolving Credit Facility. The TL Revolving Credit Facility provided an additional amount available, as limited by the Company’s borrowing base, in the amount of $51,500 as of December 31, 2013.

The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Credit Facility contains certain restrictive financial covenants on TL and TGH. The TL Revolving Credit Facility’s covenants require TGH and TL each to maintain (1) a consolidated leverage ratio of 3.50 to 1.00 or less; and (2) a minimum consolidated interest coverage ratio of 1.50 to 1.00. We were in compliance with all such covenants at December 31, 2013.

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

We have made certain representations and warranties in the TL Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. The TL Credit Agreement restricts, among other things, our ability to consummate mergers, sell and acquire assets, make certain types of payments relating to our share capital, including dividends, incur indebtedness, permit liens on assets, make investments, enter into or amend certain contracts, enter into certain transactions with affiliates or negative pledge with respect to shares of TMCL, TMCL II, TMCL III, TMCL IV, TAP Funding, TW and other receivable subsidiaries.

Events of default under the TL Credit Agreement include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made or confirmed;

•	a default in required payment by TL or TGH on any indebtedness or guarantee in excess of $15,000 (other than the TL Revolving Credit Facility and interest rate swap agreements);

•	bankruptcy or insolvency defaults of TL or TGH or any subsidiary;

•	inability to pay debts by TL or TGH or any subsidiary;

•	unsatisfied judgments against us that could result in a material adverse change or that equal at least $15,000 to the extent not subject to a policy of insurance;

•	the occurrence of certain Employee Retirement Income Security Act (“ERISA”) events;

•	actual or asserted invalidity or impairment of any loan documentation; and

•	change of control of TGH, TL, TMCL, TMCL II, TMCL III, TMCL IV, TW, TAP Funding and Textainer Equipment Management Limited (“TEML”), TGH’s wholly owned container management subsidiary.

TW Revolving Credit Facility. Our 25% owned joint venture, TW, has a credit agreement (“TW Credit Agreement”) with Wells Fargo Bank, N.A. (“WFB”), a wholly-owned subsidiary of Wells Fargo & Company, with a total commitment amount of up to $250,000 (the “TW Revolving Credit Facility”). TW’s primary ongoing container financing requirements are funded by commitments under the TW Revolving Credit Facility. The interest rate on the TW Revolving Credit Facility, payable monthly in arrears, is LIBOR plus a margin beginning on its inception date through August 5, 2014. The TW Revolving Credit Facility was amended on May 16, 2013 to reduce the margin from 2.75% to 2.375%. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payment on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The aggregate loan principal balance is due on the maturity date, August 5, 2024. As of December 31, 2013, $91,476 was outstanding under the TL Revolving Credit Facility.

The TW Revolving Credit Facility is secured by TW’s containers and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Revolving Credit Facility, as limited by TW’s borrowing base, was $0 as of December 31, 2013.

The TW Revolving Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $114,022 as of December 31, 2013. The TW Revolving Credit Facility contains restrictive covenants, including limitations on TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Revolving Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage, TEML’s net income and debt levels, and TW’s overall Asset Base minimums. We were in compliance with all such covenants at December 31, 2013.

We have made certain representations and warranties in the TW Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available.

Events of default under the TW Credit Agreement include, among others:

•	a default in required payment;

•	the aggregate loan principal balance exceeding the asset base beyond cure period;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	manager default shall have occurred and shall have not been remedied, waived or cured;

•	an assignment for the benefit of creditors or inability to pay debts;

•	bankruptcy or insolvency defaults;

•	unsatisfied judgments against us that equal at least $1,000 to the extent not subject to a policy of insurance;

•

any of the loan documents shall be cancelled, terminated, revoked or rescinded or if the liens on the collateral shall cease to be perfected or to have the priority contemplated by the security documents without prior agreement of the lenders;

•	TW becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

TAP Funding Credit Facility II. Our 50.1% owned joint venture, TAP Funding, has a credit agreement (“TAP Funding Credit Agreement”) with a group of banks effective April 26, 2013 that provides for a revolving credit facility with an aggregate commitment amount of up to $170,000 (the “TAP Funding Revolving Credit Facility II”). The interest rate on the TAP Funding Revolving Credit Facility II, payable monthly in arrears, is one-month LIBOR plus 2.00% beginning on its inception date through its maturity date, April 26, 2016. There is a commitment fee of 0.65% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility II, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The revolving credit period ends on April 26, 2016 and the aggregate loan principal balance is due on the maturity date. Total outstanding principal under the TAP Funding Revolving Credit Facility II was $120,500 at December 31, 2013.

The TAP Funding Revolving Credit Facility II is secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility II, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. The additional amount available for borrowing under the TAP Funding Revolving Credit Facility II, as limited by TAP Funding’s borrowing base, was $16,466 at December 31, 2013.

The TAP Funding Revolving Credit Facility II is secured by a pledge of TAP Funding’s assets. TAP Funding’s total assets amounted to $183,933 as of December 31, 2013. The TAP Funding Revolving Credit

Facility II also contains restrictive covenants, including limitations on TGH’s container management subsidiary net income and debt levels, TAP Funding’s certain liens, indebtedness, investments, overall Asset Base minimums, certain earnings ratio, tangible net worth and the average age of TAP Funding’s container fleet, in which TAP Funding was in full compliance at December 31, 2013.

We have made certain representations and warranties in the TAP Funding Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available.

Events of default under the TAP Funding Credit Agreement include, among others:

•	a default in required payment;

•	the aggregate loan principal balance exceeding the asset base beyond cure period;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	manager default shall have occurred and shall have not been remedied, waived or cured;

•	an assignment for the benefit of creditors or inability to pay debts;

•	bankruptcy or insolvency defaults;

•	unsatisfied judgments against us that equal at least $1,000 to the extent not subject to a policy of insurance;

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

TMCL II Secured Debt Facility. TMCL II has a securitization facility pursuant to which it has issued Floating Rate Asset Backed Notes, Series 2012-1 (“2012-1 Notes”) with a total commitment of $1,200,000 (the “TMCL II Secured Debt Facility”). Our primary ongoing container financing requirements have been funded by commitments under the TMCL II Secured Debt Facility. The TMCL II Secured Debt Facility provided a total commitment in the amount of $1,200,000 as of December 31, 2013. Of this amount, $775,100 had been drawn and the additional amount available for borrowing, as limited by TMCL II’s borrowing base, was $0 as of December 31, 2013.

Prior to the Conversion Date (May 7, 2015), each of the 2012-1 Notes is a revolving note with a maximum principal amount equal to the amount of that 2012-1 Note. As a result, the amount funded under such 2012-1 Notes may be less than the face amount of that 2012-1 Note. TMCL II may request funding under the 2012-1 Notes from time to time prior to the Conversion Date. Each of the 2012-1 Notes provides for payments of interest only during the period from its inception until its Conversion date, with a provision that if not renewed the 2012-1 Notes will partially amortize, at a ten percent annual rate over a five year period and then mature.

Payments of interest on the 2012-1 Notes are due monthly in arrears. Interest on the outstanding amounts of the 2012-1 Notes is one-month LIBOR plus 1.95% during the revolving period prior to the Conversion Date.

Overdue payments of principal and interest of the 2012-1 Notes accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. There is a commitment fee of 0.50% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears.

Under the TMCL II Indenture, TGH, TMCL II and TEML must maintain certain financial covenants, including the following (i) TMCL II must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) Textainer Equipment Management (U.S.) Limited (“TEML US”), a wholly owned subsidiary of TEML, may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2013.

The TMCL II Secured Debt Facility is governed by the Indenture and secured by a pledge of, among other things, TMCL II’s containers, certain contracts related to TMCL II’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL II’s containers, and all other assets of TMCL II to the extent that they relate to the containers. Under the terms of the TMCL II Secured Debt Facility, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL II’s book value of equipment, restricted cash and direct financing and sales-type leases. The Secured Debt Facility also contains restrictive covenants regarding the average age of TMCL II’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL II and TEML were in compliance at December 31, 2013.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the TMCL II Secured Debt Facility. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL II’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2013.

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

TMCL IV Secured Debt Facility. TMCL IV has a securitization facility pursuant to which it has issued Floating Rate Asset Backed Notes 2013-1 (“2013-1 Notes”) with a total commitment of up to $300,000 (the “TMCL IV Secured Debt Facility”). TMCL IV’s ongoing container financing requirements have been funded by commitments under the TMCL IV Secured Debt Facility. The TMCL IV Secured Debt Facility provided a total commitment in the amount of $300,000 as of December 31, 2013. Of this amount, $33,500 had been drawn and the additional amount available for borrowing, as limited by TMCL IV’s borrowing base, was $0 as of December 31, 2013.

Prior to the Conversion Date (August 5, 2015), each of the 2013-1 Notes is a revolving note with a maximum principal amount equal to the amount of that 2013-1 Note. As a result, the amount funded under such 2013-1 Notes may be less than the face amount of that 2013-1 Note. TMCL IV may request funding under the 2013-1 Notes from time to time prior to the Conversion Date. Each of the 2013-1 Notes provides for payments of interest only during the period from its inception until its Conversion date, with a provision that if not renewed the 2013-1 Notes will be payable in full on the Conversion Date.

TMCL IV is required to make principal payment on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.25% from its inception until its Conversion Date (August 5, 2015). There is a commitment fee, which is payable monthly in arrears, of 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility are less than 50% of the total commitment and a designated bank’s commitment is more than $150,000; otherwise, the commitment fee is 0.50%. In addition, there is an agent’s fee, which is payable monthly in arrears.

Under the TMCL IV Indenture, TGH, TMCL IV, TEML and TEMUS must maintain certain financial covenants, including the following (i) TMCL IV must maintain at least a 1.10 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TMCL IV and TGH must maintain at least a 1.00:1.00 container disposition ratio; (iii) TEML may not incur more than $1,000 of consolidated funded debt; (iv) TEML must make at least $2,000 in after-tax profits annually; (v) TEML US may not incur more than $1,000 of consolidated funded debt; (vi) TEML US must make at least $200 in after-tax profits annually; and (vii) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2013.

The TMCL IV Secured Debt Facility is governed by the Indenture and secured by a pledge of, among other things, TMCL IV’s containers, certain contracts related to TMCL IV’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL IV’s containers, and all other assets of TMCL IV to the extent that they relate to the containers. Under the terms of the TMCL IV Secured Debt Facility, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL IV’s book value of equipment, excess funding amount, restricted cash and direct financing and sales-type leases. The Secured Debt Facility also contains restrictive covenants regarding the ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL IV and TEML were in compliance at December 31, 2013.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the TMCL IV Secured Debt Facility. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL IV’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2013.

Events of default under the 2013-1 Notes include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	insolvency defaults;

•

manager default shall have occurred and shall have not been remedied, waived or cured and no replacement manager shall have been appointed and assumed the management of all Terminated Managed Containers per the Management Agreement within a specific period;

•	invalidity of the lien on collateral;

•	the funded notes exceeding the asset base over a specific period;

•	TMCL IV becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

2013-1 Bonds. TMCL III has issued $300,900 aggregate principal amount at 99.5% of par value of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) pursuant to its Series 2013-1 Supplement, dated as of September 25, 2013, to its Indenture, dated as of September 25, 2013 (the “TMCL III Indenture”). The 2013-1 Bonds were purchased by various institutional investors.

Payments of principal and interest on the 2013-1 Bonds are due monthly. The 2013-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a final target payment date of September 20, 2023), but shall not exceed a maximum payment term of 20 years (with a legal final payment date of September 20, 2038). Under a 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. TMCL III will not be permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to the payment date occurring in September 2015. The interest rate applicable to the 2013-1 Bonds is fixed at 3.90% per annum. Overdue payments of principal and interest on the 2013-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

Under the TMCL III Indenture, TGH, TMCL III, TEML and TEML US must maintain certain financial covenants, including the following (i) TMCL III must maintain at least a 1.10 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TEML US may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2013

The 2013-1 Bonds are all governed by the TMCL III Indenture and are secured by a pledge of, among other things, TMCL III’s containers, certain contracts related to TMCL III’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL III’s containers, and all other assets of TMCL III to the extent that they relate to the containers. Under the terms of the 2013-1 Bonds, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL III’s book value of equipment, excess funding amount, restricted cash and direct financing and sales-type leases. The 2013-1 Bonds also contain restrictive covenants regarding the average age of TMCL III’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL III and TEML were in compliance at December 31, 2013.

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

Payments of principal and interest on the 2011-1 Bonds are due monthly. The 2011-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a target final payment date of June 15, 2021), but shall not exceed a maximum payment term of 15 years (with a legal final payment date of June 15, 2026). Under a 10-year amortization schedule, $40,000 of principal of the 2011-1 Bonds will amortize per year. TMCL is permitted to make a voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds. The interest rate applicable to the 2011-1 Bonds is fixed at 4.70% per annum. Overdue payments of principal and interest on the 2011-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

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

Under the TMCL Indenture, TGH, TMCL, TEML and TEML US must maintain certain financial covenants, including the following (i) TMCL must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TEML US may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2013.

The 2012-1 Bonds, 2011-1 Bonds and the 2005-1 Bonds are all governed by the TMCL Indenture and are secured by a pledge of, among other things, TMCL’s containers, certain contracts related to TMCL’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL’s containers, and all other assets of TMCL to the extent that they relate to the containers. Under the terms of the 2012-1 Bonds, the 2011-1 Bonds and the 2005-1 Bonds, the total outstanding principal of these three programs may not exceed an amount that is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The 2012-1 Bonds, the 2011-1 Bonds and the 2005-1 Bonds also contain restrictive covenants regarding the average age of TMCL’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL and TEML were in compliance at December 31, 2013.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the TMCL III Indenture and the TMCL Indenture and the 2013-1 Bonds, the 2012-1 Bonds, the 2011-1 Bonds and 2005-1 Bonds. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL III and TMCL’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2013.

Events of default under the 2013-1 Bonds, the 2012-1 Bonds, the 2011-1 Bonds and the 2005-1 Bonds include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	insolvency defaults;

•

manager default shall have occurred and shall have not been remedied, waived or cured and no replacement manager shall have been appointed and assumed the management of all Terminated Managed Containers per the Management Agreement within a specified period;

•	invalidity of the lien on collateral;

•	the funded notes exceeding the asset base over a specific period;

•	payment on the notes by the insurer thereof;

•	certain defaults under other documents related to each of the notes;

•	the funded notes exceeding the asset base;

•	payment on the notes by the insurer thereof;

•	TMCL or TMCL III becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2013, 2012 and 2011:

	December 31,			% Change Between
	2013	2012	2011	2013 and 2012	2012 and 2011
	(Dollars in thousands)
Net income	$189,374	$205,063	$204,018	(7.7%)	0.5%
Adjustments to reconcile net income to net cash provided by operating activities	105,637	61,464	9,327	71.9%	559.0%

Net cash provided by operating activites	295,011	266,527	213,345	10.7%	24.9%
Net cash used in investing activities	(562,862)	(974,287)	(725,124)	(42.2%)	34.4%
Net cash provided by financing activities	287,992	732,929	529,490	(60.7%)	38.4%
Effect of exchange rate changes	(45)	142	24	(131.7%)	491.7%

Net increase in cash and cash equivalents	20,096	25,311	17,735	(20.6%)	42.7%
Cash and cash equivalents at beginning of year	100,127	74,816	57,081	33.8%	31.1%

Cash and cash equivalents at end of year	$120,223	$100,127	$74,816	20.1%	33.8%

Operating Activities

Net cash provided by operating activities increased $28,484 (10.7%) from 2012 to 2013. The following table summarizes the variances included within this increase:

Increase in net income adjusted for noncash items	$33,399	(1)
Decrease in due from affiliates, net in 2013 compared to an increase in 2012	7,941	(2)
Increase in trading containers, net in 2013 compared to a decrease in 2012	(11,387	)(3)
Other, net	(1,469)

	$28,484

(1)	The increase in net income adjusted for noncash items such as depreciation expense and container impairment, bargain purchase gain and unrealized gains on interest rate swaps and caps, net was primarily due to a 29.7% increase in our owned fleet size due to the purchase of new and used containers, partially offset by a 3.4% decrease in per diem rental rates and a 2.7 percentage point decrease in utilization for our owned fleet.
(2)	The decrease in due from affiliates, net in 2013 compared to an increase in 2012 was due to the timing of payments received from affiliates.
(3)	The increase in trading containers, net in 2013 compared to a decrease in 2012 was due to a change in the number of trading containers that were held for sale.

Net cash provided by operating activities increased $53,182 (24.9%) from 2011 to 2012. The following table summarizes the variances included within this increase:

Increase in net income adjusted for noncash items	$27,246	(1)
Lower increase in accounts receivable, net in 2012 compared to 2011	21,698	(2)
Decrease in trading containers, net in 2012 compared to an increase in 2011	18,240	(3)
Decrease in accrued expenses in 2012 compared to an increase in 2011	(11,353	)(4)
Increase in gains on sale of containers, net	(3,206	)(5)
Other, net	557

	$53,182

(1)	The increase in net income adjusted for noncash items such as depreciation expense and container impairment, gain on sale of containers to noncontrolling interest and bargain purchase gain was primarily due to a 19.1% increase in our owned fleet size due to the purchase of new and used containers, partially offset by a 1.0 percentage point decrease in utilization for our owned fleet.
(2)	The lower increase in accounts receivable, net in 2012 compared to 2011was due to improved working capital management.
(3)	The decrease in trading containers, net in 2012 compared to an increase in 2011 was due to a change in the number of trading containers that were held for sale.
(4)	The decrease in accrued expenses in 2012 compared to an increase in 2011 was due to the timing of payments made.
(5)	The increase in gains on sale of containers, net was due to a 29.9% increase in the number of containers sold and a 353.3% increase in the number of containers placed on sales-type leases, partially offset by a decrease in average sales proceeds of $193 per unit and a decrease in average net gains on sales-type leases of $410 per unit.

Investing Activities

Net cash used in investing activities decreased $411,425 (-42.2%) from 2012 to 2013 due to a lower amount of container purchases and the payment for the acquisition of TAP Funding in 2012, a higher receipt of payments on direct financing and sales-type leases and higher proceeds from the sale of containers and fixed assets.

Net cash used in investing activities increased $249,163 (34.4%) from 2011 to 2012 due to a higher amount of container purchases and the payment for the acquisition of TAP Funding in 2012, partially offset by higher proceeds from the sale of containers and fixed assets, the payment for TMCL’s capital restructuring (net of cash acquired) in 2011 and higher receipt of payments on direct financing and sales-type leases.

Financing Activities

Net cash provided by financing activities decreased $444,937 (-60.7%) from 2012 to 2013. The following table summarizes the variances included within this decrease:

Proceeds received from the issuance of common shares in our public offering in 2012, net of offering costs	$(184,839)
Net payments on secured debt facilities in 2013 compared to net proceeds in 2012	(118,703)
Decrease in proceeds from bonds payable	(100,641)
Increase in principal payments on bonds payable	(20,854)
Increase in dividends paid	(20,726)
Decrease in capital contributions from noncontrolling interest	(9,531)
Decrease in proceeds received from the issuance of common shares upon the exercise of share options	(1,052)
Higher increase in restricted cash	(1,042)
Lower excess tax benefit from share-based compensation awards	(136)
Decrease in debt issuance costs paid	10,415
Increase in net proceeds from revolving credit facilities	2,172

$(444,937)

Net cash provided by financing activities increased $203,439 (38.4%) from 2011 to 2012. The following table summarizes the variances included within this increase:

Increase in net proceeds from revolving credit facilities	$279,346
Proceeds received from the issuance of common shares in our public offering in 2012, net of offering costs	184,839
Lower increase in restricted cash	23,651
Increase in capital contributions from noncontrolling interest	10,184
Decrease in net proceeds from secured debt facilities	(208,894)
Increase in principal payments on bonds payable	(46,668)
Increase in dividends paid	(20,924)
Increase in debt issuance costs paid	(15,646)
Decrease in proceeds received from the issuance of common shares upon the exercise of share options	(1,396)
Decrease in excess tax benefit from share-based compensation awards	(1,053)

$203,439

C.	Research and Development, Patents and Licenses, etc.

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

At December 31, 2013, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2013:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TL Revolving Credit Facility	$648,500	$—	$—	$—	$648,500	$—	$—
TW Revolving Credit Facility	91,476	—	—	—	—	—	91,476
TAP Funding Revolving Credit Facility II	120,500	—	—	120,500	—	—	—
TMCL II Secured Debt Facility	775,100	—	45,214	77,510	77,510	77,510	497,356
TMCL IV Secured Debt Facility	33,500	—	33,500	—	—	—	—
2005-1 Bonds	72,958	51,500	21,458	—	—	—	—
2011-1 Bonds	300,000	40,000	40,000	40,000	40,000	40,000	100,000
2012-1 Bonds	333,333	40,000	40,000	40,000	40,000	40,000	133,333
2013-1 Bonds	293,378	30,090	30,090	30,090	30,090	30,090	142,928
Interest obligation (1)	329,935	71,514	65,895	57,283	47,004	32,525	55,714
Interest rate swaps payable (2)	20,681	7,561	4,875	3,359	2,826	1,889	171
Office lease obligations	4,770	1,584	1,536	1,366	95	95	94
Container contracts payable	22,819	22,819	—	—	—	—	—

Total contractual obligations	$3,046,950	$265,068	$282,568	$370,108	$886,025	$222,109	$1,021,072

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 2.74%.
(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.17%, for all periods, for all interest rate contracts outstanding as of December 31, 2013.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 19, 2014. Our board of directors is elected annually and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

In accordance with our bye-laws, our board of directors are elected annually on a staggered basis, with each director holding office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Neil I. Jowell, Cecil Jowell and David M. Nurek are designated Class III directors, to hold office until our 2014 annual general meeting of shareholders and Philip K. Brewer, Isam K. Kabbani and James E. McQueen are designated Class II directors, to hold office until our 2015 annual general meeting of shareholders. John A. Maccarone, Dudley R. Cottingham, Hyman Shwiel and James E. Hoelter are designated Class I directors, to hold office until our 2016 annual general meeting of shareholders. Thereafter, directors in each class will be elected for three-year terms. Directors may be re-elected when their term of office expires.

As of March 7, 2014 , Trencor, through the Halco Trust and Halco, held a beneficiary interest in approximately 48.1% of our outstanding share capital. See Item 4, “Information on the Company— Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, five of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Neil I. Jowell(1)(2)(3)(4)	80	Chairman
Philip K. Brewer	56	Director, President and Chief Executive Officer
Dudley R. Cottingham(1)(2)(3)	62	Director
James E. Hoelter(1)(2)(3)(4)	74	Director
Cecil Jowell(4)	78	Director
Isam K. Kabbani	79	Director
John A. Maccarone(2)(3)	69	Director
James E. McQueen(1)(4)	69	Director
David M. Nurek(2)(3)(4)	64	Director
Hyman Shwiel(1)(2)(3)	69	Director
Robert D. Pedersen	54	President and Chief Executive Officer of Textainer Equipment Management Limited
Hilliard C. Terry, III	44	Executive Vice President and Chief Financial Officer
Ernest J. Furtado	58	Senior Vice President and Chief Accounting Officer

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Hoelter, Neil Jowell and McQueen are non-voting members.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.
(4)	Director of Trencor, the indirect beneficiary of 48.1% of our share interest.

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

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 30 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda and Irish Stock Exchanges. He has been a partner with Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

James E. Hoelter has been a member of our board of directors since December 1993 and was our President and Chief Executive Officer from that time until his retirement in December 1998. Mr. Hoelter is a non-executive member of the board of directors of Trencor and a member of Trencor’s risk committee. He is the president of Summit Station LLC, a commercial real estate development company. Mr. Hoelter received a Bachelor of Business Administration from the University of Wisconsin and an M.B.A. from the Harvard Business School.

Cecil Jowell has been a member of our board of directors since March 2003. Mr. C. Jowell also serves on the board of Trencor and has been an executive of Trencor for over 40 years. He has also served as a director and chairman of WACO International Ltd., an international industrial group previously listed on the JSE. Mr. C. Jowell holds a Bachelor of Commerce and Bachelor of Laws degrees from the University of Cape Town and is a graduate of the Institute of Transport.

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

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995 and is chairman of Trencor’s remuneration and nomination and social and ethics committees and a member of its audit committee. Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffman & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town, and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

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

Hilliard C. Terry, III was appointed Executive Vice President and Chief Financial Officer in January 2012. Prior to joining the company, Mr. Terry served as Vice President and Treasurer at Agilent Technologies, Inc., where he worked since the company’s initial public offering in 1999 and subsequent spin-off from Hewlett-Packard Company (H-P). He was the head of Investor Relations until he was appointed Vice President and Treasurer in 2006. Before joining Agilent, Mr. Terry worked in marketing and investor relations for H-P’s VeriFone subsidiary and joined VeriFone, Inc. in 1995 prior to the company’s acquisition by H-P in 1997. He also held positions in investor relations with Kenetech Corporation and investment banking at Goldman, Sachs & Co. Mr. Terry currently serves on the board of directors of Umpqua Holdings Corporation, a publicly traded financial services company and on the board of its principal subsidiary, Umpqua Bank. Mr. Terry holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from Golden Gate University.

Ernest J. Furtado has served as our First Vice President, Senior Vice President, Chief Financial Officer and Secretary or Assistant Secretary since 1999. Mr. Furtado currently serves as our Senior Vice President and Chief Accounting Officer. Prior to joining our company in 1991, Mr. Furtado was Controller for Itel Instant Space, a container leasing company based in San Francisco, California, and Manager of Accounting for Itel Containers International Corporation, a container leasing company based in San Francisco, California. Mr. Furtado was also a Manager of Internal Audit for Wells Fargo Bank and worked as a Certified Public Accountant at John F. Forbes & Co. Mr. Furtado is a Certified Public Accountant and holds a B.S. in Business Administration from the University of California at Berkeley and an M.B.A. in Information Systems from Golden Gate University.

Board of Directors

Our board of directors currently consists of ten members. Our bye-laws provide that our board of directors shall consist of five to twelve directors, as the board of directors may determine from time to time.

B.	Compensation

The aggregate direct compensation we paid to our executive officers as a group (four persons) for the year ended December 31, 2013 was approximately $3.1 million, which included approximately $1.4 million in bonuses and approximately $85 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. On November 14, 2013, our executive officers as a group were granted 84,500 share options, with an exercise price of $38.36 and an expiration date of November 14, 2023, and 84,500 restricted share units through our 2007 Share Incentive Plan. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2013, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2013 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2013, all STIP participants, including our executive officers received 193% of their target incentive award.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2013 was approximately $579. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

2007 Share Incentive Plan

Our board of directors adopted the 2007 Share Incentive Plan (“2007 Plan”) on August 9, 2007, and our shareholders approved the 2007 Plan on September 4, 2007. The maximum number of common shares of Textainer Group Holdings Limited that could be granted pursuant to the 2007 Plan was 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following our initial public offering on October 9, 2007, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 from 3,808,371 shares to 5,276,871 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. The shares to be issued pursuant to awards under the 2007 Plan may be authorized, but unissued, or reacquired common shares.

The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights, collectively referred to as “awards.” Share options granted under the 2007 Plan may be either incentive share options under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified share options. We may grant incentive share options only to our employees or employees of any parent or subsidiary of Textainer Group Holdings Limited. Awards other than incentive share options may be granted to our employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of Textainer Group Holdings Limited.

Our board of directors or a committee designated by our board of directors, referred to as the “plan administrator,” will administer the 2007 Plan, including selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award. Awards under the plan may vest upon the passage of time or upon the attainment of certain performance criteria.

The exercise price of all share options granted under the 2007 Plan will be at least equal to 100% of the fair market value of our common shares on the date of grant. If, however, incentive share options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our common shares or the shares of any parent or subsidiary, the exercise price of any incentive share option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive share options must not exceed five years. The maximum term of all other awards under the 2007 Plan will be ten years. The plan administrator will determine the term and exercise or purchase price of any other awards granted under the 2007 Plan.

Under the 2007 Plan, incentive share options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards shall be transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. The 2007 Plan permits the designation of beneficiaries by holders of awards, including incentive share options.

In the event a participant in the 2007 Plan terminates employment or is terminated by us (or by our parent or subsidiary) without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event a participant in the 2007 Plan is terminated by us (or by our parent or subsidiary) for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). Unless an individual award agreement otherwise provides, all vesting of all other awards will generally terminate upon the date of termination.

Subject to any required action by our shareholders, the number of common shares covered by outstanding awards, the number of common shares that have been authorized for issuance under the 2007 Plan, the exercise or purchase price of each outstanding award, the maximum number of common shares that may be granted subject to awards to a participant in any calendar year, and the like, shall be proportionally adjusted by the plan administrator in the event of any increase or decrease in the number of issued common shares resulting from certain changes in our capital structure as described in the 2007 Plan.

In the event of a corporate transaction or a change in control of Textainer Group Holdings Limited, all outstanding awards under the 2007 Plan will terminate unless the acquirer assumes or replaces such awards. In addition and except as otherwise provided in an individual award agreement, assumed or replaced awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after a corporate transaction. In the event of a corporate transaction where the acquirer does not assume or replace awards granted under the 2007 Plan, all of these awards become fully vested immediately prior to the consummation of the corporate transaction. In the event of a change in control and except as otherwise provided in an individual award agreement, outstanding awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after such change in control.

Under the 2007 Plan, a “corporate transaction” is generally defined as:

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

Under the 2007 Plan, a “change in control” is generally defined as:

•

acquisition of 50% or more of the common shares by any individual or entity which a majority of our board of directors (who have served on the board for at least 12 months) do not recommend that our shareholders accept, or

•	a change in the composition of the board of directors as a result of contested elections over a period of 12 months or less.

Unless terminated sooner, the 2007 Plan will automatically terminate in 2017. The board of directors will have authority to amend or terminate the 2007 Plan. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we will obtain shareholder approval of any such amendment to the 2007 Plan in such a manner and to such a degree as required.

2008 Bonus Plan

On September 21, 2007, our board of directors approved the Textainer Group Holdings Limited 2008 Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for incentive payments to our employees and those of our affiliates, including our dedicated agents and key. Although the Bonus Plan permits the awards to be paid in shares, we expect that the awards will be cash-based. The Bonus Plan is designed to provide incentive awards based on the achievement of goals relating to our performance and the performance of our individual business units while maintaining a degree of flexibility in the amount of incentive compensation paid to such individuals. Under the Bonus Plan, performance goals may relate to one or more of the following measures, for the company as a whole, a line of business, service or product: increase in share price, earnings per share, total shareholder return, operating margin, gross margin, return on equity, return on assets, return on investment, operating income, net operating income, pre-tax income, cash flow, revenue, expenses, earnings before interest, taxes and depreciation, economic value added, market share, corporate overhead costs, liquidity management, net interest income, net interest income margin, return on capital invested, shareholders’ equity, income before income tax expense, residual earnings after reduction for certain compensation expenses, net income, profitability of an identifiable business unit or product, or performance relative to a peer group of companies on any of the foregoing measures. The Bonus Plan replaced our 2007 Short Term Incentive Plan beginning in 2008.

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

•

We have established an audit committee responsible (i) for advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting process, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with NYSE requirements that the audit committee have a minimum of three members or the NYSE’s standards of director independence for domestic issuers. Our audit committee has five members, Messrs. Shwiel, Cottingham, Neil Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The other three members are directors of Trencor and have no voting rights.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has six members, Messrs. Cottingham, Hoelter, Maccarone, Neil Jowell, Nurek and Shwiel. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has adopted a nominating and governance committee charter.

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

As of December 31, 2013, we employed 158 people. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 7, 2014:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 56,654,056 common shares issued and outstanding on March 7, 2014. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares
	Beneficially Owned
Holders	Shares (1)	% (2)
5% or More Shareholders
Halco Holdings Inc. (3)	27,278,802	48.1%
Trencor Limited (3)	27,278,802	48.1%

Directors and Executive Officers
Philip K. Brewer	367,692	*
Dudley R. Cottingham	7,047	*
James E. Hoelter (4)	28,285,495	49.9%
Cecil Jowell (5)	27,876,823	49.2%
Neil I. Jowell (5)	27,876,823	49.2%
Isam K. Kabbani (6)	2,719,417	4.8%
John A. Maccarone (7)	1,840,165	3.2%
James E. McQueen (8)	27,282,849	48.2%
David M. Nurek (9)	27,282,849	48.2%
Hyman Shwiel	4,047	*
Robert D. Pedersen	272,686	*
Hilliard C. Terry, III	64,838	*
Ernest J. Furtado (10)	179,911	*
Current directors and executive officers (13 persons) as a group	34,945,434	61.7%

*	Less than 1%.

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person. Common shares beneficially owned include the following share options and restricted share units:

	Grant Date
	October 9, 2007	November 19, 2008	November 18, 2009	November 18, 2010	November 16, 2011	January 20, 2012	November 14, 2012	May 16, 2013	November 14, 2013
Share options
Exercise price	$16.50	$7.10	$16.97	$28.26	$28.54	$31.34	$28.05	N/A	$38.36
Expiration date	October 8, 2017	November 18, 2018	November 17, 2019	November 17, 2020	November 15, 2021	January 19, 2022	November 14, 2022	N/A	November 14, 2023
Philip K. Brewer	16,802	12,998	22,350	15,000	30,000	—	32,000	—	36,000
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—
James E. Hoelter	—	—	—	—	—	—	—	—	—
Cecil Jowell	—	—	—	—	—	—	—	—	—
Neil I. Jowell	—	—	—	—	—	—	—	—	—
Isam K. Kabbani	—	—	—	—	—	—	—	—	—
John A. Maccarone	—	8,125	15,607	—	—	—	—	—	—
James E. McQueen	—	—	—	—	—	—	—	—	—
David M. Nurek	—	—	—	—	—	—	—	—	—
Hyman Shwiel	—	—	—	—	—	—	—	—	—
Robert D. Pedersen	—	—	4,692	7,500	16,500	—	23,000	—	26,000
Hilliard C. Terry, III	—	—	—	—	—	10,000	11,000	—	12,500
Ernest J. Furtado	—	—	—	5,000	7,125	—	10,000	—	10,000

Restricted share units
Philip K. Brewer	—	—	5,587	3,750	15,000	—	24,000	—	36,000
Dudley R. Cottingham	—	—	—	—	—	—	—	1,065	—
James E. Hoelter	—	—	—	—	—	—	—	1,065	—
Cecil Jowell	—	—	—	—	—	—	—	1,065	—
Neil I. Jowell	—	—	—	—	—	—	—	1,065	—
Isam K. Kabbani	—	—	—	—	—	—	—	1,065	—
John A. Maccarone	—	—	7,803	—	—	—	—	1,065	—
James E. McQueen	—	—	—	—	—	—	—	1,065	—
David M. Nurek	—	—	—	—	—	—	—	1,065	—
Hyman Shwiel	—	—	—	—	—	—	—	1,065	—
Robert D. Pedersen	—	—	5,587	3,750	11,000	—	17,250	—	26,000
Hilliard C. Terry, III	—	—	—	—	—	5,000	8,250	—	12,500
Ernest J. Furtado	—	—	3,762	2,500	4,750	—	7,500	—	10,000

(2)	Percentage ownership is based on 56,654,056 shares outstanding as of March 7, 2014.

(3)	Includes 27,278,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. Neil Jowell, the chairman of both our board of directors and the board of directors of Trencor, Mr. Cecil Jowell, Mr. McQueen and Mr. Nurek, all members of our board of directors and the board of directors of Trencor and Mr. Edwin Oblowitz, a member of the board of directors of Trencor.

(4)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Hoelter due to his position as a director of Trencor), 115,726 shares held by the James E. Hoelter & Virginia S. Hoelter Trust, 519,156 shares held by the JEH-VSH Limited Partnership #1, and 370,746 shares held by the JEH-VSH Limited Partnership #2. The general partners of each of the partnerships are James and Virginia Hoelter. Mr. Hoelter is one of our directors and a member of the board of directors of Trencor. Mr. Hoelter disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(5)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Cecil Jowell and Mr. Neil Jowell due to their position as a directors of Trencor) and 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Cecil Jowell and Mr. Neil Jowell’s family are discretionary beneficiaries. Mr. Cecil Jowell and Mr. Neil Jowell are our directors, directors of Halco, protectors of the Halco Trust and members of the board of directors of Trencor. In addition, Mr. Cecil Jowell has a significant ownership interest in Trencor. Mr. Cecil Jowell and Mr. Neil Jowell disclaim beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco.

(6)	Includes 2,718,352 shares held by IKK Foundation, an affiliate of Mr. Kabbani.

(7)	Includes 1,505,100 shares held by the Maccarone Family Partnership L.P., 300,015 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA.

(8)	Includes 27,278,802 shares are held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. McQueen due to his position as a director of Trencor). Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(9)	Includes 27,278,802 shares are held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor). Mr. Nurek is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(10)	Includes 119,274 shares held by Ernest James Furtado and Barbara Ann Pelletreau, Trustees of the Furtado-Pelletreau 2003 Revocable Living Trust UDT dated November 28, 2003.

As of March 7, 2014, based on information available to the Company, 6,000 of our common shares issued and outstanding were held by one record holder in our domicile and headquarters country (Bermuda).

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we have extended loans to our employees in connection with their acquisition of our common shares in accordance with our various employees’ share schemes. As of December 31, 2013 and December 31, 2012, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, and we will not extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

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

Director Isam Kabbani is the beneficial owner of IKK Foundation. In 2013, 2012 and 2011, we managed approximately 10,000 TEU (for which we received approximately $116 in management fees), 8,000 TEU (for which we received approximately $155 in management fees), and 8,000 TEU (for which we received approximately $178 in management fees), respectively, for IKK Foundation.

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

We have entered into an agreement with LAPCO, an associate of Halco, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2013, 2012 and 2011, we received the following fees or commissions from LAPCO: (i) $3,455, $3,072 and $3,239, respectively, in management fees and (ii) $939, $1,195 and $1,395, respectively, in sales commissions. In 2013, 2012 and 2011, fees received under the LAPCO agreement accounted for 4.9%, 3.4% and 4.0%, respectively, of total combined Container Management and Container Resale segment revenue and 0.8%, 0.9% and 1.1%, respectively, of total revenue. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

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

Transactions with Umpqua Bank

Our Executive Vice President and Chief Financial Officer, Hilliard C. Terry, III, serves as a member of the Board of Directors of Umpqua Holdings Corporation, the NASDAQ listed holding company for Umpqua Bank and Umpqua Investments, Inc. Umpqua Bank is a lender with a less than 5% commitment in the $700,000 TL Credit Agreement. Umpqua Bank participates in the TL Credit Agreement on the same terms as the other lenders in the facility.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company — Business Overview — Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

The following table summarizes dividends that we have declared and paid since January 1, 2011:

Date Declared	Dividend per Outstanding Common Share	Total Dividend
February 2011	$0.29	$14,115
May 2011	$0.31	$15,157
August 2011	$0.33	$16,149
November 2011	$0.35	$17,128
February 2012	$0.37	$18,288
May 2012	$0.40	$19,816
August 2012	$0.42	$20,839
November 2012	$0.44	$24,530
February 2013	$0.45	$25,313
May 2013	$0.46	$25,896
August 2013	$0.47	$26,481
October 2013	$0.47	$26,509
February 2014	$0.47	$26,626

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

Beginning in 2014 we will calculate our earnings and profits under U.S. federal income tax principles for purposes of determining whether distributions exceed our current and accumulated earnings and profits. We believe that some or all of our 2014 distributions will be treated as a return of capital to our U.S. shareholders. The taxability of the dividends does not impact our corporate tax position. You should consult with a tax advisor to determine the proper tax treatment of these distributions.

B.	Significant Changes

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2013, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
2013	$43.06	$31.98
2012	$39.00	$27.45
2011	$37.56	$19.74
2010	$31.35	$14.72
2009	$17.25	$4.30

Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2013	$40.22	$34.87
Third quarter 2013	$39.21	$32.92
Second quarter 2013	$40.60	$35.85
First quarter 2013	$41.01	$34.87
Fourth quarter 2012	$32.39	$27.45
Third quarter 2012	$39.00	$30.23
Second quarter 2012	$37.01	$30.00
First quarter 2012	$35.26	$29.03

Monthly Highs and Lows (over the most recent six month period):
February 2014	$37.25	$35.27
January 2014	$38.51	$35.93
December 2013	$40.22	$36.73
November 2013	$39.24	$34.87
October 2013	$39.84	$36.56
September 2013	$39.70	$34.58

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

Trencor, a South African company listed on the JSE, has an indirect beneficiary interest in 48.1% of our issued and outstanding shares. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

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

United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of an investment in our common shares. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently available and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

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

The term “Non-U.S. Holder” means a beneficial owner of common shares that is not a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes. As described in “—Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

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

Distributions on Common Shares

General. Subject to the discussion in “—Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on common shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign taxes withheld. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below. In addition, certain non-corporate U.S. Holders may be subject to an additional 3.8% Medicare tax on dividend income whether or not it is “qualified dividend income.” See “—Medicare Tax” below.

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the common shares, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.

Prior to 2014 we did not calculate our earnings and profits under U.S. federal income tax principles. Therefore, distributions prior to 2014 were reported as dividends even if those distributions would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Beginning in 2014 we will calculate our earnings and profits under U.S. federal income tax principles for purposes of determining whether distributions exceed our current and accumulated earnings and profits. We believe that some or all of our 2014 distributions will be treated as a return of capital to our shareholders. The taxability of the dividends does not impact our corporate tax position. You should consult with a tax advisor to determine the proper tax treatment of these distributions.

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), the maximum individual U.S. federal income tax rate applicable to “qualified dividend income” (“QDI”) generally is 20%. Among other requirements, dividends will be treated as QDI if either (i) our common shares are readily tradable on an established securities market in the U.S., or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and which is determined to be satisfactory by the Secretary of the U.S. Treasury. The income tax treaty between the U.S. and Bermuda (the jurisdiction of our incorporation) does not qualify for these purposes. However, under current administrative guidance, our common shares are “readily tradable” on an established securities market as a result of being listed on the NYSE.

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

If you have held the common shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain apply for non-corporate U.S. Holders. The maximum rate for individuals on net long-term capital gain is currently 20%. In the case of a corporation, capital gains are taxed at the same rate as ordinary income, the maximum rate for which is currently 35%. If you have held the common shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations. In addition, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on capital gain income. See “—Medicare Tax” below.

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

Medicare Tax

Certain U.S. persons, including individuals, estates and trusts, may be required to pay an additional 3.8% on, among other things, dividends and capital gains from the sale or disposition of Common Shares. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders likely will not be able to credit foreign taxes against the 3.8% Medicare tax. You should consult your tax advisors regarding the implications of the additional Medicare tax resulting from your ownership and disposition of our common shares.

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

Information Reporting Regarding PFICs and Specified Foreign Financial Assets

If we are a PFIC, all U.S. Holders may be required to file annual tax returns (including on Form 8621) containing such information as the U.S. Treasury requires.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2013, 2012 and 2011 were denominated in U.S. dollars. During 2013, 2012 and 2011, 32%, 36% and 36%, respectively, of our direct container expenses were paid in 17, 18 and 18 different foreign currencies, respectively. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

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

As of December 31, 2013, 2012 and 2011, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

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

Our liability valuation reflects our credit standing and the credit standing of the counterparties to the interest rate swaps and caps. The valuation technique we utilized to calculate the fair value of the interest rate swaps and caps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The decrease in the interest rate swap agreements’ net fair value liability during 2013 primarily reflects a decrease in long-term interest rates.

The notional amount of the interest rate swap agreements was $726,235 as of December 31, 2013, with expiration dates between August 2014 and July 2023. We receive fixed rates between 0.41% and 2.96% under the interest rate swap agreements. The net fair value liability of these agreements was $3,994 and $10,819 as of December 31, 2013 and 2012, respectively.

The notional amount of the interest rate cap agreements was $215,720 as of December 31, 2013, with expiration dates between April 2014 and November 2015.

Based on the debt balances and derivative instruments as of December 31, 2013, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value of interest rate swaps and caps, net of $16,160, an increase in interest expense of $24,844 and a decrease in realized losses on interest rate swaps and caps, net of $6,139.

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

As of December 31, 2013, approximately 96.3% of accounts receivable for our total fleet and 99.4% of the finance lease receivables were from container lessees and customers outside of the U.S. Customers in the PRC (including Hong Kong), France Switzerland and Korea accounted for approximately 22.8%, 12.1%, 10.2% and 10.0%, respectively, of our total fleet container leasing revenue for 2013. Customers in no other country accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Lease billings from our 25 largest container lessees represented $472,072, or 78.1% of our total owned and managed fleet container lease billings for 2013, with lease billings from our single largest container lessee accounting for $72,588, or 12.0% and another container lessee accounting for $64,259, or 10.6% of our owned and managed fleet container lease billings during such period. We had no other container lessees accounting for over 10% of our owned and managed fleet container lease billings in 2013.

An allowance for doubtful accounts of $14,891 has been established against receivables as of December 31, 2013 for our owned fleet. During 2013, receivable write-offs, net of recoveries, totaled $1,218 for our owned fleet.

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

Based on Textainer’s management’s evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), our Chief Executive Officer and Chief Financial Officer have concluded that, because of the material weakness described in B. “Management’s Annual Report on Internal Control Over Financial Reporting” below, our disclosure controls and procedures were not effective as of the end of the period covered by this report, to provide reasonable assurance that the information required to be disclosed by us in the reports that we filed or submitted to the SEC under the Exchange Act, such as this Annual Report on Form 20-F, was (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosures. In response to the material weakness, management’s subsequent testing of manual journal entries has not identified any journal entries that appear to be inappropriate or fraudulent. Management has communicated the results of its assessment of its disclosure controls and procedures to the Audit Committee of our Board of Directors.

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

Textainer’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2013 because of the material weakness described below, which did not result in any audit adjustments or misstatements. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2013, a deficiency in the design of internal control over financial reporting existed which resulted in the ability of key accounting personnel to prepare and post journal entries without appropriate independent review. While this deficiency in the design of internal controls did not result in any audit adjustments or misstatements, a reasonable possibility existed that a material misstatement in the Company’s annual or interim financial statements would not have been prevented or detected.

Subsequent to December 31, 2013, we revised our internal controls by removing the ability to both prepare and post journal entries in our accounting and financial reporting systems. We also performed independent reviews of any journal entries prepared and posted by the same person prior to the system modification, and determined that the entries were valid, accurate, and complete. We believe the newly implemented controls remediate the material weakness in our internal controls related to journal entries. We have tested the remediated controls, found them to be effective, and concluded that these efforts were sufficient to remediate this material weakness.

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

C.	Report of the Registered Public Accounting Firm

Our internal controls over financial reporting as of December 31, 2013 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-2 in this Annual Report on Form 20-F.

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

In accordance with New York Stock Exchange (“NYSE”) rules, we have an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. As a foreign private issuer, we are not required to comply with NYSE requirements that our audit committee has a minimum of three members and that all of our audit committee members satisfy the NYSE’s requirements for independence. Our audit committee has five members, Messrs. Shwiel, Cottingham, Neil Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the audit committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Mr. Shwiel and Mr. Cottingham are audit committee financial experts. The other three members (Messrs. Hoelter, Neil Jowell and McQueen) are directors of Trencor and have no voting rights. Our board of directors has adopted an audit committee charter effective October 9, 2007.

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

During 2013, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

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

The following is a summary of the fees billed to us by our principal accountants for professional services rendered during 2013 and 2012:

Fee Category	2013 Fees	2012 Fees
Audit Fees	$1,477	$1,359
Audit-Related Fees	63	123
Tax Fees	3	13
All Other Fees	64	—

Total Fees	$1,607	$1,495

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit fees. Fees of $63 billed in 2013 relate to the performance of agreed upon procedures on certain specific lender requirements. Fees of $123 billed in 2012 relate to the performance of agreed upon procedures on certain specific lender requirements and the review of our registration statement in connection with our underwritten public offering of common shares.

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

•

We have established an audit committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes,

(iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit committee has five members, Messrs. Neil Jowell, Cottingham, Hoelter, McQueen and Shwiel. Messrs. Cottingham and Shwiel are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The other three members are directors of Trencor and have no voting rights. Our board of directors has also adopted an audit committee charter.

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

March 19, 2014

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedules I and II. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Textainer Group Holdings Limited and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Textainer Group Holdings Limited and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 19, 2014 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

San Francisco, CA

March 19, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited Textainer Group Holdings Limited and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Textainer Group Holdings Limited and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the design of internal controls over journal entries has been identified and included in Management’s Annual Report on Internal Control Over Financial Reporting.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the financial statement schedules I and II. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2013 consolidated financial statements, and this report does not affect our report dated March 19, 2014, which expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Textainer Group Holdings Limited and subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2013, relative to the aforementioned material weakness in internal control over financial reporting.

/s/ KPMG LLP

San Francisco, CA

March 19, 2014

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2013, 2012 and 2011

(All currency expressed in United States dollars in thousands, except per share amounts)

	2013		2012		2011
Revenues:
Lease rental income		$468,732		$383,989		$327,627
Management fees		19,921		26,169		29,324
Trading container sales proceeds		12,980		42,099		34,214
Gains on sale of containers, net		27,340		34,837		31,631

Total revenues		528,973		487,094		422,796

Operating expenses:
Direct container expense		43,062		25,173		18,307
Cost of trading containers sold		11,910		36,810		29,456
Depreciation expense and container impairment		148,974		104,844		83,177
Amortization expense		4,226		5,020		6,110
General and administrative expense		24,922		23,015		23,495
Short-term incentive compensation expense		1,779		5,310		4,921
Long-term incentive compensation expense		4,961		6,950		5,950
Bad debt expense, net		8,084		1,525		3,007
Gain on sale of containers to noncontrolling interest		—		—		(19,773)

Total operating expenses		247,918		208,647		154,650

Income from operations		281,055		278,447		268,146

Other income (expense):
Interest expense		(85,174)		(72,886)		(44,891)
Interest income		122		146		32
Realized losses on interest rate swaps and caps, net		(8,409)		(10,163)		(10,824)
Unrealized gains (losses) on interest rate swaps and caps, net		8,656		5,527		(3,849)
Bargain purchase gain		—		9,441		—
Other, net		(45)		44		(115)

Net other expense		(84,850)		(67,891)		(59,647)

Income before income tax and noncontrolling interests		196,205		210,556		208,499
Income tax expense		(6,831)		(5,493)		(4,481)

Net income		189,374		205,063		204,018
Less: Net (income) loss attributable to the noncontrolling interests	(6,565)		1,887		(14,412)

Net income attributable to Textainer Group Holdings Limited common shareholders	$182,809		$206,950		$189,606

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$3.25		$4.04		$3.88
Diluted	$3.21		$3.96		$3.80
Weighted average shares outstanding (in thousands):
Basic	56,317		51,277		48,859
Diluted	56,862		52,231		49,839
Other comprehensive income:
Foreign currency translation adjustments		(45)		142		24

Comprehensive income		189,329		205,205		204,042
Comprehensive loss (income) attributable to the noncontrolling interest		(6,565)		1,887		(14,412)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$182,764		$207,092		$189,630

See accompanying notes to consolidated financial statements

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2013 and 2012

(All currency expressed in United States dollars in thousands)

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$120,223	$100,127
Accounts receivable, net of allowance for doubtful accounts of $14,891 and $8,025 at 2013 and 2012, respectively	91,967	94,102
Net investment in direct financing and sales-type leases	64,811	43,253
Trading containers	13,009	7,296
Containers held for sale	31,968	15,717
Prepaid expenses and other current assets	19,063	14,006
Deferred taxes	1,491	2,332
Due from affiliates, net	—	4,377

Total current assets	342,532	281,210
Restricted cash	63,160	54,945
Containers, net of accumulated depreciation of $562,456 and $490,930 at 2013 and 2012, respectively	3,233,131	2,916,673
Net investment in direct financing and sales-type leases	217,310	173,634
Fixed assets, net of accumulated depreciation of $8,286 and $9,189 at 2013 and 2012, respectively	1,635	1,621
Intangible assets, net of accumulated amortization of $31,188 and $26,963 at 2013 and 2012, respectively	29,157	33,383
Interest rate swaps and caps	1,831	—
Other assets	20,227	14,614

Total assets	$3,908,983	$3,476,080

Liabilities and Equity
Current liabilities:
Accounts payable	$8,086	$4,451
Accrued expenses	9,838	14,329
Container contracts payable	22,819	87,708
Deferred revenue and other liabilities	345	1,681
Due to owners, net	12,775	13,218
Bonds payable	161,307	131,500

Total current liabilities	215,170	252,887
Revolving credit facilities	860,476	549,911
Secured debt facilities	808,600	874,000
Bonds payable	836,901	706,291
Interest rate swaps and caps	3,994	10,819
Income tax payable	16,050	27,580
Deferred taxes	19,166	5,249
Other liabilities	3,132	3,210

Total liabilities	2,763,489	2,429,947

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,450,580 and 55,754,529 at 2013 and 2012, respectively	564	558
Additional paid-in capital	366,197	354,448
Accumulated other comprehensive income	69	114
Retained earnings	730,993	652,383

Total Textainer Group Holdings Limited shareholders’ equity	1,097,823	1,007,503
Noncontrolling interests	47,671	38,630

Total equity	1,145,494	1,046,133

Total liabilities and equity	$3,908,983	$3,476,080

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2013, 2012 and 2011

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders’ Equity
	Common shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Noncontrolling interest	Total equity
	Shares	Amount
Balances, December 31, 2010	48,318,058	$483	$181,602	$(52)	$401,849	$86,685	$670,567
Dividends to shareholders ($1.28 per common share)	—	—	—	—	(62,549)	—	(62,549)
Restricted share units vested	274,172	3	(3)	—	—	—	—
Exercise of share options	358,884	4	6,061	—	—	—	6,065
Long-term incentive compensation expense	—	—	6,177	—	—	—	6,177
Tax benefit from share options exercised and restricted share units vested	—	—	3,633	—	—	—	3,633
Capital restructuring	—	—	(43,010)	—	—	(101,822)	(144,832)
Capital contributions from noncontrolling interest	—	—	—	—	—	1,823	1,823
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	189,606	—	189,606
Net income attributable to noncontrolling interest	—	—	—	—	—	14,412	14,412
Foreign currency translation adjustments	—	—	—	24	—	—	24

Total comprehensive income							204,042

Balances, December 31, 2011	48,951,114	490	154,460	(28)	528,906	1,098	684,926

Dividends to shareholders ($1.63 per common share)	—	—	—	—	(83,473)	—	(83,473)
Restricted share units vested	376,315	4	(4)	—	—	—	—
Exercise of share options	302,100	3	4,666	—	—	—	4,669
Issuance of common shares in public offering, net of offering costs	6,125,000	61	184,778				184,839
Long-term incentive compensation expense	—	—	7,968	—	—	—	7,968
Tax benefit from share options exercised and restricted share units vested	—	—	2,580	—	—	—	2,580
Capital contributions from noncontrolling interest	—	—	—	—	—	12,007	12,007
Acquisition of TAP Funding Ltd.	—	—	—	—	—	27,412	27,412
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	206,950	—	206,950
Net income attributable to noncontrolling interest	—	—	—	—	—	(1,887)	(1,887)
Foreign currency translation adjustments	—	—	—	142	—	—	142

Total comprehensive income							205,205

Balances, December 31, 2012	55,754,529	558	354,448	114	652,383	38,630	1,046,133

Dividends to shareholders ($1.85 per common share)	—	—	—	—	(104,199)	—	(104,199)
Restricted share units vested	488,860	4	(4)	—	—	—	—
Exercise of share options	207,191	2	3,615	—	—	—	3,617
Long-term incentive compensation expense	—	—	5,694	—	—	—	5,694
Tax benefit from share options exercised and restricted share units vested	—	—	2,444	—	—	—	2,444
Capital contributions from noncontrolling interest	—	—	—	—	—	2,476	2,476
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	182,809	—	182,809
Net income attributable to noncontrolling interests	—	—	—	—	—	6,565	6,565
Foreign currency translation adjustments	—	—	—	(45)	—	—	(45)

Total comprehensive income							189,329

Balances, December 31, 2013	56,450,580	$564	$366,197	$69	$730,993	$47,671	$1,145,494

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013, 2012 and 2011

(All currency expressed in United States dollars in thousands)

	2013	2012	2011
Cash flows from operating activities:
Net income	$189,374	$205,063	$204,018

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	148,974	104,844	83,177
Bad debt expense, net	8,084	1,525	3,007
Unrealized (gains) losses on interest rate swaps and caps, net	(8,656)	(5,527)	3,849
Amortization of debt issuance costs and accretion of bond discount	11,587	11,700	8,101
Amortization of intangible assets	4,226	5,020	6,110
Amortization of acquired net below-market leases	—	(33)	(411)
Amortization of deferred revenue	(1,001)	(6,026)	(9,181)
Gains on sale of containers, net	(27,340)	(34,837)	(31,631)
Bargain purchase gain	—	(9,441)	—
Gain on sale of containers to noncontrolling interest	—	—	(19,773)
Share-based compensation expense	5,694	7,968	6,177
Decrease (increase) in:
Accounts receivable, net	(5,949)	(4,226)	(25,924)
Trading containers, net	(5,713)	5,674	(12,566)
Prepaid expenses and other current assets	(4,692)	218	(7,046)
Due from affiliates, net	4,377	(3,564)	—
Other assets	(3,852)	2,219	4,736
Increase (decrease) in:
Accounts payable	3,635	1,631	(3,680)
Accrued expenses	(4,491)	(4,850)	6,503
Deferred revenue and other liabilities	(413)	(316)	6,713
Due to owners, net	(443)	(1,460)	(1,733)
Long-term income tax payable	(11,530)	4,851	1,908
Deferred taxes, net	14,758	(2,078)	46

Total adjustments	127,255	73,292	18,382

Net cash provided by operating activities	316,629	278,355	222,400

Cash flows from investing activities:
Purchase of containers and fixed assets	(765,418)	(1,087,489)	(823,694)
Payment for TAP Funding Ltd.	—	(20,532)	—
Payment for Textainer Marine Containers Ltd. capital restructuring, net of cash acquired	—	—	(11,783)
Proceeds from sale of containers and fixed assets	123,738	91,324	75,311
Receipt of payments on direct financing and sales-type leases, net of income earned	57,200	30,582	25,987

Net cash used in investing activities	(584,480)	(986,115)	(734,179)

Cash flows from financing activities:
Proceeds from revolving credit facilities	447,138	435,720	202,100
Principal payments on revolving credit facilities	(136,573)	(127,327)	(173,053)
Proceeds from secured debt facilities	249,600	907,000	627,000
Principal payments on secured debt facilities	(315,000)	(853,697)	(364,803)
Proceeds from bonds payable	299,359	400,000	400,000
Principal payments on bonds payable	(139,022)	(118,168)	(71,500)
Increase in restricted cash	(8,215)	(7,173)	(30,824)
Debt issuance costs	(13,633)	(24,048)	(8,402)
Issuance of common shares upon exercise of share options	3,617	4,669	6,065
Issuance of common shares in public offering, net of offering costs	—	184,839	—
Excess tax benefit from share-based compensation awards	2,444	2,580	3,633
Capital contributions from noncontrolling interest	2,476	12,007	1,823
Dividends paid	(104,199)	(83,473)	(62,549)

Net cash provided by financing activities	287,992	732,929	529,490

Effect of exchange rate changes	(45)	142	24

Net increase in cash and cash equivalents	20,096	25,311	17,735
Cash and cash equivalents, beginning of the year	100,127	74,816	57,081

Cash and cash equivalents, end of the year	$120,223	$100,127	$74,816

(Continued)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013, 2012 and 2011

(All currency expressed in United States dollars in thousands)

	2013	2012	2011
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest and realized losses on interest rate swaps and caps, net	$81,440	$70,392	$46,287
Net income taxes paid	$1,454	$820	$391
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(64,889)	$62,198	$(73,221)
Containers placed in direct financing and sales-type leases	$121,152	$149,115	$47,672
Intangible assets relinquished for container purchases	$—	$8,305	$7,748
Contribution of nonmonetary assets for Textainer Marine Containers Ltd. capital restructuring:
Net investment in direct financing and sales-type leases	$—	$—	$8,896
Containers, net	$—	$—	$124,153

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013, 2012, and 2011

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

TGH completed an underwritten public offering of an aggregate of 8,625,000 of its common shares at a price to the public of $31.50 per share on September 19, 2012. Of the common shares sold, TGH sold 6,125,000 new common shares and Halco Holdings Inc. (“Halco”) sold 2,500,000 of its existing common shares. TGH received $184,839 and Halco received $75,424 after deducting underwriting discounts and other offering expenses. Halco’s total ownership and voting interest in TGH’s common shares before and after the offering was 60% and 49%, respectively. The Company used all of its net proceeds from the offering for capital expenditures and general corporate purposes.

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

December 31, 2013, 2012, and 2011

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

On December 20, 2012, the Company’s wholly owned subsidiary, Textainer Limited (“TL”), purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) from TAP Ltd. (“TAP”) (also see Note 3 “Bargain Purchase Gain”). Both before and after this purchase, TAP Funding leases containers to lessees under operating, direct financing and sales-type leases. TAP is governed by members and management agreements and the Company’s wholly owned subsidiary, Textainer Equipment Management Limited (“TEML”), manages all of TAP Funding’s containers, making day-to-day decisions regarding the marketing, servicing and design of TAP Funding’s leases. TL’s purchase of a majority ownership of TAP Funding’s common shares allowed the Company to increase the size of its owned fleet at an attractive price. Under TAP Funding’s members agreement, TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. As common shareholders, TL has two voting rights and TAP has one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. In addition, TL has an option to purchase the remaining outstanding common shares of TAP Funding held by TAP during the period beginning January 1, 2019 and through December 1, 2020 for a purchase price equal to the equity carrying value of TAP plus 6% of TAP’s percentage ownership interest in TAP Funding minus the sum of any and all U.S. federal, state and local taxes of any nature that would be recognized by TL if TAP were liquidated by TL immediately after TL purchased its shares.

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

On August 5, 2011, a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), was formed between TL and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

agreement, dated as of October 1, 2012, with Wells Fargo Bank, N.A. (“WFB”), TW maintains a revolving credit facility with an aggregate commitment of up to $250,000 for the origination of direct financing leases to finance up to 85% of the book value of TW’s net investment in direct financing leases (see Note 12 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facilities, and Derivative Instruments”). Both WFC and WFB are directly and indirectly wholly owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, TEML manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases.

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

Accordingly, the Company includes TW’s financial statements in its consolidated financial statements. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. The equity owned by WFC in TW is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net (income) loss attributable to the noncontrolling interests’ operations is shown as net (income) loss attributable to noncontrolling interests on the Company’s consolidated statements of comprehensive income.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by Textainer Marine Containers Limited (“TMCL”), Textainer Marine Containers II Limited (“TMCL II”), Textainer Marine Containers III Limited (“TMCL III”) and TL, all Bermuda companies and all of which were wholly owned subsidiaries of the Company as of December 31, 2013 and 2012.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 14 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

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

Leasing income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of three to five years, but can vary from one to eight years, and are generally classified as operating leases.

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

The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of December 31, 2013:

Year ending December 31:
2014	$282,149
2015	237,535
2016	179,519
2017	112,994
2018 and thereafter	95,120

Total future minimum lease payments receivable	$907,317

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

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

A functional currency is determined for each of the entities within the Company based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency, excluding its foreign subsidiaries, is the U.S. dollar. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange gains (losses), reported in direct container expense in the consolidated statements of comprehensive income were $75, $(177) and $(31) for the years ended December 31, 2013, 2012 and 2011, respectively. For consolidation purposes, the financial statements are then translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income (loss).

(i)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. The Company estimates the useful lives of its non-refrigerated and refrigerated containers to be 13 and 12 years, respectively. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis.

The Company has experienced a significant increase in the useful lives of its non-refrigerated containers over the past few years as the Company has entered into leases with longer terms and container prices had increased resulting in shipping lines leasing containers for longer periods. Based on this extended

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

period of longer useful lives and the Company’s expectation that new equipment lives will remain near recent levels, the Company increased the estimated useful lives of its non-refrigerated containers from 12 years to 13 years, effective January 1, 2013. The effect of this change was a reduction in depreciation expense of $24,115 ($23,155 after tax or $0.41 per diluted share) for the year ended December 31, 2013. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

During several years prior to the year ended December 31, 2011, the Company experienced a significant increase in container resale prices as a result of an industry-wide shortage of older containers available for sale and the increased cost of new containers. Based on this extended period of higher realized container resale prices and the Company’s expectation that new equipment prices will remain near current levels, the Company increased the estimated future residual values of its containers used in the calculation of depreciation expense during the second half of 2011. The effect of this change was a reduction in depreciation expense of $9,522 ($9,279 after tax or $0.19 per diluted share) for the year ended December 31, 2011. No such adjustment of residual values was necessary for the years ended December 31, 2013 and 2012 and the newest residual values were used for the years ended December 31, 2013 and 2012. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

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

The Company has evaluated the recoverability of the recorded amount of container rental equipment at December 31, 2013 and 2012. During the year ended December 31, 2013, depreciation expense and container impairment included an impairment of $4,677 for containers that were economically unrecoverable from lessees in default. During the year ended December 31, 2012, no reduction in the carrying values of containers held for continued use was required.

During the years ended December 31, 2013, 2012 and 2011, the Company recorded impairments of $4,214, $759 and $1,222, which are included in depreciation expense and container impairment in the consolidated statements of comprehensive income, to write-down the carrying value of 13,226, 1,771 and 1,268 containers identified for sale, respectively, to their estimated fair value. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. At December 31, 2013 and 2012, the carrying value of 4,405 and 652 containers identified for sale included impairment charges of $1,383 and $234, respectively. The carrying value of these containers identified for sale amounted to $7,418 and $890 as of December 31, 2013 and 2012, respectively, and is included in containers held for sale in the consolidated balance sheets.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

During the years ended December 31, 2013, 2012 and 2011, the Company recorded the following net gains on sales of containers, included in gains on sale of containers, net in the consolidated statements of comprehensive income:

	2013		2012		2011
	Units	Amount	Units	Amount	Units	Amount
Gains on sale of previously written down containers, net	9,431	$2,954	1,441	$971	1,540	$2,464
Gains on sale of containers not written down, net	64,553	24,386	45,621	33,866	34,101	29,167

Gains on sales of containers, net	73,984	$27,340	47,062	$34,837	35,641	$31,631

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

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

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

The Company capitalizes costs directly associated with the issuance or modification of its debt in prepaid expenses and other current assets in the consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the terms of the related debt and the amortization is recorded in the consolidated statements of comprehensive income as interest expense. In 2013, 2012 and 2011, debt issuance costs of $13,633, $24,048 and $8,402, respectively, were capitalized and amortization of debt issuance costs of $10,612, $10,237 and $8,101, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off and recorded in interest expense. In 2013, interest expense included $650 and $245 of write-offs of unamortized debt issuance costs related to the termination of TAP Funding’s revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively. In 2012, interest expense included a $1,463 write-off of unamortized debt issuance costs related to the termination of TMCL’s secured debt facility. No unamortized debt issuance costs were written off in 2011.

(m)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. During 2013, 2012 and 2011, $13,925 or 32%, $9,073 or 36% and $6,614 or 36%, respectively, of the Company’s direct container expenses were paid in 17, 18 and 18 different foreign currencies, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for one major lessee (CMA-CGM S.A.) which accounted for 10.5%, 11.7% and 12.3% of the Company’s lease rental income during 2013, 2012 and 2011, respectively, no other single lessees accounted for greater than 10% of the Company’s lease rental income for each of those years. One single lessee (CMA-CGM S.A.) accounted for 12.8% and 11.9% of the Company’s gross accounts receivable as of December 31, 2013 and 2012.

Total fleet lease rental income differs from reported lease rental income in that total fleet lease rental income comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned by the Owners from leases on containers in its managed fleet, while the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

Company’s reported lease rental income only comprises income associated with its owned fleet. The Company’s largest customer (CMA-CGM S.A.) represented approximately $72.6 million or 12.0%, $71.2 million or 12.0% and $68.4 million or 12.4% of the Company’s total fleet leasing billings in 2013, 2012 and 2011, respectively. The Company had another customer (Mediteranean Shipping Company S.A.) that represented $64.3 million or 10.6% and $61.5 million or 10.4% of the Company’s total fleet lease billings in 2013 and 2012. The Company had no other customer that individually accounted for over 10% of the lease billings of the Company’s total fleet in 2013, 2012 and 2011. The Company currently has containers on-hire to approximately 400 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers to freight forwarding companies and the U.S. military. The Company’s five largest customers accounted for approximately 38.0%, 37.2% and 34.8% of the Company’s total fleet leasing billings in 2013, 2012 and 2011, respectively. During 2013, 2012 and 2011, revenue from the Company’s 25 largest container lessees by lease billings represented 78.1%, 77.3% and 74.6% of the Company’s total fleet container lease billings, respectively. A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition.

As of December 31, 2013 and 2012, approximately 96.3% and 95.3%, respectively, of the Company’ accounts receivable for its total fleet were from container lessees and customers outside of the U.S. As of December 31, 2013 and 2012, approximately 99.4% and 99.7%, respectively, of the Company’s finance lease receivables for its total fleet were from container lessees and customers outside of the U.S. Except for the countries outside of the U.S. noted in the table below, customers in no other single country made up greater than 10% of the Company’s total fleet container lease billings during 2013, 2012 and 2011.

Country	2013	2012	2011
People’s Republic of China	22.8%	24.1%	22.0%
France	12.1%	12.2%	12.6%
Switzerland	10.2%	n/a	n/a
Korea	10.0%	n/a	n/a

(n)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps and caps, net in the consolidated statements of comprehensive income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

(o)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of comprehensive income as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award. Share-based compensation expense of $5,694, $7,968 and $6,177 was recorded as a part of long-term incentive compensation during 2013, 2012 and 2011, respectively, for share options and restricted share units awarded to employees under the 2007 Plan.

(p)	Comprehensive Income (Loss)

The Company discloses the effect of its foreign currency translation adjustment as a component of other comprehensive income (loss) in the Company’s consolidated statements of comprehensive income.

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

(r)	Net income per share

Basic net income per share is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised for, and all restricted share units were converted into, common shares. During 2013, 2012 and 2011, 38,130, 343,146 and 173,635 share options were excluded, respectively from the computation of diluted earnings per share because they were anti-dilutive under the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS during 2013, 2012 and 2011 is presented as follows:

Share amounts in thousands	2013	2012	2011
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$182,809	$206,950	$189,606
Denominator:
Weighted average common shares outstanding—basic	56,317	51,277	48,859
Dilutive share options and restricted share units	545	954	980

Weighted average common shares outstanding—diluted	$56,862	$52,231	$49,839

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$3.25	$4.04	$3.88
Diluted	$3.21	$3.96	$3.80

(s)	Fair value measurements

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2013
Assets
Interest rate swaps and caps	$—	$1,831	$—

Total	$—	$1,831	$—

Liabilities
Interest rate swaps and caps	$—	$3,994	$—

Total	$—	$3,994	$—

December 31, 2012
Assets
Interest rate swaps and caps	$—	$—	$—

Total	$—	$—	$—

Liabilities
Interest rate swaps and caps	$—	$10,819	$—

Total	$—	$10,819	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2013 and 2012:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Years Ended December 31, 2013 and 2012
	(Level 1)	(Level 2)	(Level 3)	Total Impairments (2)
December 31, 2013
Assets
Containers held for sale (1)	$—	$7,418	$—	$4,214

Total	$—	$7,418	$—	$4,214

December 31, 2012
Assets
Containers held for sale (1)	$—	$890	$—	$759

Total	$—	$890	$—	$759

(1)	Represents the carrying value of containers included in containers held for sale in the consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.
(2)	Included in depreciation expense and container impairment in the accompanying consolidated statements of income.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

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

The Company measures the fair value of its $941,955 notional amount of interest rate swaps and caps under a Level 2 input. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap agreements had a fair value asset and liability of $1,831 and $3,994, respectively, as of December 31, 2013 and a fair value liability of $10,819 as of December 31, 2012. The credit valuation adjustment was determined to be $181 (which was an addition to the net liability) and $47 (which was a reduction in the liability) as of December 31, 2013 and 2012, respectively. The change in fair value during 2013, 2012 and 2011 of $8,656, $5,527 and $(3,849), respectively, was recorded in the consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps and caps. At December 31, 2013 and 2012, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $272,258 and $204,899 at December 31, 2013 and 2012, respectively, compared to book values of $282,121 and $216,887 at December 31, 2013 and 2012, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,672,406 and $2,283,193 at December 31, 2013 and 2012, respectively, compared to book values of $2,667,284 and $2,261,702 at December 31, 2013 and 2012, respectively.

(t)	Recently Issued Accounting Standards

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward that the entity intends to use and is available for settlement at the reporting date. ASU 2013-11 is effective for interim and annual periods beginning after December 15, 2013, with early adoption permitted. The Company early adopted ASU 2013-11 during the three months ended June 30, 2013 on a prospective basis which resulted in a reclassification of $14,040 from income tax payable to deferred taxes.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires the presentation, in one place, of information about

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

reclassifications out of accumulated other comprehensive income. Additionally, ASU 2013-02 requires the presentation of reclassifications out of accumulated other comprehensive income by component for periods in which changes in accumulated other comprehensive income balances are presented. The Company adopted ASU 2013-02 effective January 1, 2013. The Company’s adoption of ASU 2013-02 had no impact on the Company’s consolidated financial statements as it is disclosure-only in nature.

(2)	Immaterial Correction of an Error in Prior Periods

Revenue is earned and recognized on direct financing and sales-type leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. During the quarter ended December 31, 2013, the Company identified an error related to the classification of this revenue in the statements of cash flows which resulted in an understatement of net cash flows provided from operations and an understatement of net cash flows used in investing activities. In accordance with FASB Accounting Standards Codification 250, Accounting Changes and Error Corrections, we evaluated the materiality of the error from both a quantitative and qualitative perspective, and concluded that the error was immaterial to the Company’s prior period interim and annual consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed interim or annual reports are required. Consequentially, the Company has adjusted for the error by revising its historical consolidated financial statements presented herein resulting in an increase in net cash flows provided by operating activities and an increase in net cash used in investing activities of $11,828 and $9,055 during the years ended December 31, 2012 and 2011, respectively.

(3)	Bargain Purchase Gain

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

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

(1)	In accordance with ASC 805, the control acquired by TL was calculated as TL’s ownership interest in TAP Funding’s common shares of 50.1% plus a control premium determined to be 12% of the noncontrolling interest in TAP Funding’s common shares of 49.9%.

The fair value of reduced management fees was recorded as a part of deferred revenue and other liabilities on the consolidated balance sheets and is amortized to management fees from the acquisition date through January 1, 2019, the beginning of the period in which TL has an option to purchase TAP Funding under TAP Funding’s members agreement. The amortization of the management fees is eliminated entirely by net income attributable to the noncontrolling interest.

(4)	Gain on Sale of Containers to Noncontrolling Interest

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

Changes in the Company’s shareholders’ equity resulting from the changes in its ownership interest in TMCL for the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Net income attributable to Textainer Group Holdings Limited common shareholders	$182,809	$206,950	$189,606

Transfers to the noncontrolling interest:
Decrease in Textainer Group Holdings Limited’s additional paid-in capital for TMCL capital restructuring	—	—	(43,010)

Transfers to the noncontrolling interest:	—	—	(43,010)

Change in net income attributable to Textainer Group Holdings Limited common shareholders and transfers to the noncontrolling interest	$182,809	$206,950	$146,596

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

(5)	Container Purchases

In 2012, excluding the containers obtained as part of the TAP Funding business combination discussed in Note 2 “Bargain Purchase Gain”, the Company concluded five separate purchases of approximately 102,900 containers that it had been managing for institutional investors, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for total purchase consideration of $211,679 (consisting of cash of $203,374 and elimination of the Company’s intangible asset for the management rights relinquished of $8,305). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$200,080
Other net assets	11,599

$211,679

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

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

(6)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions during 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Fees from affiliated Owner	$4,410	$5,259	$4,636
Fees from unaffiliated Owners	13,447	18,906	22,741

Fees from Owners	17,857	24,165	27,377
Other fees	2,064	2,004	1,947

Total management fees	$19,921	$26,169	$29,324

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at December 31, 2013 and 2012 consisted of the following:

	2013	2012
Affiliated Owner	$884	$1,665
Unaffiliated Owners	11,891	11,553

Total due to Owners, net	$12,775	$13,218

(7)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 120,338 and 97,780 containers under direct financing and sales-type leases as of December 31, 2013 and 2012, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment as of December 31, 2013 and 2012 were as follows:

	2013	2012
Future minimum lease payments receivable	$326,273	$252,616
Residual value of containers	9,055	9,110
Less unearned income	(53,207)	(44,839)

Net investment in direct financing and sales-type leases	$282,121	$216,887

Amounts due within one year	$64,811	$43,253
Amounts due beyond one year	217,310	173,634

Net investment in direct financing and sales-type leases	$282,121	$216,887

The carrying value of TW’s net investment in direct financing and sales-type leases was $104,803 and $102,836 at December 31, 2013 and 2012, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

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

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of December 31, 2013, the aging would be as follows:

1-30 days past due	$15,539
31-60 days past due	15,230
61-90 days past due	19,228
Greater than 90 days past due	5,926

Total past due	55,923
Current	270,350

Total future minumum lease payments	$326,273

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. Management does not set an internal credit score or obtain an external credit score as part of estimating the allowance. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the years ended December 31, 2013 and 2012 are as follows:

Balance as of December 31, 2011	$—
Additions charged to expense	519
Write-offs	(68)

Balance as of December 31, 2012	$451
Additions charged to expense	187
Write-offs	(25)

Balance as of December 31, 2013	$613

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2013:

Year ending December 31:
2014	$84,918
2015	78,346
2016	66,993
2017	66,506
2018 and thereafter	29,510

Total future minimum lease payments receivable	$326,273

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $21,438, $11,040 and $8,553 during 2013, 2012 and 2011 respectively.

(8) Containers and Fixed Assets

Containers, net at December 31, 2013 and 2012 consisted of the following:

	2013	2012
Containers	$3,795,587	$3,407,603
Less accumulated depreciation	(562,456)	(490,930)

Containers, net	$3,233,131	$2,916,673

Trading containers had carrying values of $13,009 and $7,296 as of December 31, 2013 and 2012, respectively, and are not subject to depreciation. Containers held for sale had carrying values of $31,968 and $15,717 as of December 31, 2013 and 2012, respectively, and are also not subject to depreciation. All owned containers are pledged as collateral for debt as of December 31, 2013 and 2012.

Fixed assets, net at December 31, 2013 and 2012 consisted of the following:

	2013	2012
Computer equipment and software	$6,762	$7,557
Office furniture and equipment	1,386	1,456
Automobiles	43	44
Leasehold improvements	1,730	1,753

	9,921	10,810
Less accumulated depreciation	(8,286)	(9,189)

Fixed assets, net	$1,635	$1,621

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

(9)	Intangible Assets

The changes in the carrying amount of intangible assets during the years ended December 31, 2013, 2012 and 2011 are as follows:

Balance as of December 31, 2010	$60,122
Amortization expense of step acquisition adjustment related to lease contracts (1)	411
Amortization expense	(6,110)
Reduction arising from the relinquishment of management rights from the purchase of containers from institutional investors	(7,748)

Balance as of December 31, 2011	46,675
Amortization expense of step acquisition adjustment related to lease contracts (1)	33
Amortization expense	(5,020)
Reduction arising from the relinquishment of management rights from the purchase of containers from institutional investors	(8,305)

Balance as of December 31, 2012	33,383
Amortization expense	(4,226)

Balance as of December 31, 2013	29,157

(1)	Represents a step acquisition adjustment related to TL’s purchase of 3,000 additional Class A shares of TMCL on November 1, 2007. The adjustment was recorded to increase the balance of lease contracts to an amount that equaled the fair market value of the lease contracts on the date of the acquisition.

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2013:

Year ending December 31:
2014	$3,883
2015	4,131
2016	4,331
2017	4,334
2018 and thereafter	12,478

Total future amortization of intangible assets	$29,157

(10)	Accrued Expenses

Accrued expenses at December 31, 2013 and 2012 consisted of the following:

	2013	2012
Accrued compensation	$2,104	$6,179
Direct container expense	1,916	3,479
Interest payable	4,420	3,864
Other	1,398	807

Total accrued expenses	$9,838	$14,329

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

(11)	Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense for 2013, 2012 and 2011 consisted of the following:

	2013	2012	2011
Current
Bermuda	$—	$—	$—
Foreign	8,571	7,571	6,223

	8,571	7,571	6,223

Deferred
Bermuda	—	—	—
Foreign	(1,740)	(2,078)	(1,742)

	(1,740)	(2,078)	(1,742)

	$6,831	$5,493	$4,481

The components of income before income taxes and noncontrolling interest were as follows:

	2013	2012	2011
Bermuda sources	$—	$—	$—
Foreign sources	196,205	210,556	208,499

	$196,205	$210,556	$208,499

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of comprehensive income is as follows:

	2013	2012	2011
Bermuda tax rate	0.00%	0.00%	0.00%
Foreign tax rate	0.92%	0.54%	0.44%
Tax uncertainties	2.56%	2.07%	1.71%

	3.48%	2.61%	2.15%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the current and non-current deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 are presented below:

	2013	2012
Current deferred tax assets
Other	$1,491	$2,332

Current deferred tax assets	1,491	2,332

Non-current deferred tax assets
Net operating loss carryforwards	314	11,605
Other	2,524	2,957

Non-current deferred tax assets	2,838	14,562

Non-current deferred tax liabilties
Containers, net	21,318	19,067
Other	686	744

Non-current deferred tax liabilties	22,004	19,811

Net deferred tax liability	$17,675	$2,917

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

The Company has net operating loss carry-forwards of $49,329 that will begin to expire from December 31, 2018 through December 31, 2033 if not utilized.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2013, cumulative earnings of approximately $26,240 would be subject to income taxes of approximately $7,872 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, State of New Jersey, State of Texas, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. The Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2009, except for United Kingdom tax returns which are no longer subject to examinations for years before 2008.

In October of 2012, the Company received notification from the Internal Revenue Service (“IRS”) that the 2010 United States tax return for TGH’s subsidiary, Textainer Equipment Management (U.S.) (“TEMUS”) had been selected for examination. In April 2013, the IRS opened the 2011 United States tax return of TEMUS for examination and the Company received notification from the IRS on May 2, 2013 that

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

they had completed their examination for both 2011 and 2010, making changes to taxable income for those years. These changes did not significantly alter the Company’s income tax for those years.

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014 the IRS issued its letter indicating that it has completed its examination of TGH’s tax return for 2010 and will make no changes to the return as filed. As a result of this, the Company will recognize a discrete benefit during the first quarter of 2014 of approximately $22,700 for the re-measurement of its unrecognized tax benefits for all years.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2013 and 2012 are as follows:

Balance at December 31, 2011	$21,440
Increases related to prior year tax positions	348
Decreases related to prior year tax positions	—
Increases related to current year tax positions	7,978
Settlements	—
Lapse of statute of limitations	(3,682)

Balance at December 31, 2012	26,084
Increases related to prior year tax positions	171
Decreases related to prior year tax positions	(598)
Increases related to current year tax positions	5,973
Settlements	(220)
Lapse of statute of limitations	(1,727)

Balance at December 31, 2013	$29,683

If the unrecognized tax benefits of $29,683 at December 31, 2013 were recognized, tax benefits in the amount of $28,955 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2013 will decrease by $717 in the next twelve months due to expiration of the statute of limitations, of which $639 would reduce our annual effective tax rate.

Interest and penalty (benefit) expense recorded during 2013 and 2012 amounted to $376 and $90, respectively. Total accrued interest and penalties as of December 31, 2013 and 2012 were $1,304 and $928, respectively, and were included in non-current income taxes payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

(12)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facilities, and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2013 and 2012:

	2013	2012
Revolving Credit Facilities, Bonds Payable and Secured Debt Facility
TL Revolving Credit Facility, weighted average variable interest at 1.71% and 1.76% at December 31, 2013 and 2012, respectively	$648,500	$352,500
TW Revolving Credit Facility, weighted average variable interest at 2.54% and 2.97% at December 31, 2013 and 2012, respectively	91,476	88,940
TAP Funding Revolving Credit Facility, weighted average variable interest at 3.96% at December 31, 2012	—	108,471
TAP Funding Revolving Credit Facility II, weighted average variable interest at 2.17% at December 31, 2013	120,500	—
2005-1 Bonds, variable interest at 0.70% and 0.74% at December 31, 2013 and 2012, respectively	72,958	124,458
2011-1 Bonds, fixed interest at 4.70%	300,000	340,000
2012-1 Bonds, fixed interest at 4.21%	333,333	373,333
2013-1 Bonds, fixed interest at 3.90%	291,917	—
TMCL II Secured Debt Facility, weighted average variable interest at 2.12% and 2.84% at December 31, 2013 and 2012, respectively	775,100	874,000
TMCL IV Secured Debt Facility, weighted average variable interest at 2.42% at December 31, 2013	33,500	—

Total debt obligations	$2,667,284	$2,261,702

Amount due within one year	$161,307	$131,500

Amounts due beyond one year	$2,505,977	$2,130,202

Revolving Credit Facilities

TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”). On June 25, 2013, TL utilized an accordion feature in the TL Revolving Credit Facility and increased the total commitment from $600,000 to $700,000 (which includes a $50,000 letter of credit facility). The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility at December 31, 2013 was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. Total outstanding principal under the TL Revolving Credit Facility was $648,500 and $352,500 as of December 31, 2013 and 2012, respectively. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of December 31, 2013 and 2012.

The TL Revolving Credit Facility is secured by the Company’s containers and under the terms of the TL Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the TL Revolving Credit Facility, as limited by the Company’s borrowing base, was $51,500 as of December 31, 2013.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

TGH acts as an unconditional guarantor of the TL Revolving Credit Facility. The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Revolving Credit Facility contains certain restrictive financial covenants on TGH’s leverage and interest coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at December 31, 2013. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

TW is party to a credit agreement, dated as of October 1, 2012, with WFB as the lender, which provides for a revolving credit facility with an aggregate commitment amount of up to $250,000 (the “TW Revolving Credit Facility”). The TW Revolving Credit Facility provides for payment of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility is based on one-month LIBOR plus a margin. The TW Revolving Credit Facility was amended on May 16, 2013 to reduce the margin from 2.75% to 2.375%. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, August 5, 2024. Total outstanding principal under the TW Revolving Credit Facility was $91,476 and $88,940 as of December 31, 2013 and 2012, respectively.

The TW Revolving Credit Facility is secured by TW’s containers and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Revolving Credit Facility, as limited by TW’s borrowing base, was $0 as of both December 31, 2013 and 2012.

The TW Revolving Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $114,022 as of December 31, 2013. The TW Revolving Credit Facility contains restrictive covenants, including limitations of TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Revolving Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TW’s overall Asset Base minimums, in which TW, TGH and TGH’s container management subsidiary were in full compliance at December 31, 2013.

At December 31, 2012, TAP Funding had a credit agreement with a bank effective May 1, 2012 that provided for a revolving credit facility with an aggregate commitment amount of up to $120,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, was either the Base Rate (as defined in TAP Funding’s original Credit Agreement) or one-month LIBOR plus 3.75% beginning on its inception date through its maturity date, October 31, 2015. There was a commitment fee of 0.625% on the unused portion of the TAP Funding Revolving Credit Facility, which was payable monthly in arrears. TAP Funding was required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeded TAP Funding’s borrowing base. The revolving credit period would have ended on October 31, 2014 and the aggregate loan principal balance would have been due on the maturity date. Total outstanding principal under the TAP Funding Revolving Credit Facility was $108,471 as of December 31, 2012.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

The TAP Funding Revolving Credit Facility was secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal could not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers, restricted cash and direct financing and sales-type leases.

On April 26, 2013, TAP Funding entered into a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $170,000 (the “TAP Funding Revolving Credit Facility II”). TAP Funding used proceeds from the TAP Funding Revolving Credit Facility II to terminate the TAP Funding Revolving Credit Facility and wrote-off $650 of unamortized debt issuance costs related to the termination of the TAP Funding Revolving Credit Facility in April 2013. The interest rate on the TAP Funding Revolving Credit Facility II, payable monthly in arrears, is one-month LIBOR plus 2.00% beginning on its inception date through its maturity date, April 26, 2016. There is a commitment fee of 0.65% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility II, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The revolving credit period ends on April 26, 2016 and the aggregate loan principal balance is due on the maturity date. Total outstanding principal under the TAP Funding Revolving Credit Facility II was $120,500 at December 31, 2013.

The TAP Funding Revolving Credit Facility II is secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility II, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. The additional amount available for borrowing under the TAP Funding Revolving Credit Facility II, as limited by TAP Funding’s borrowing base, was $16,466 at December 31, 2013.

The TAP Funding Revolving Credit Facility II is secured by a pledge of TAP Funding’s assets. TAP Funding’s total assets amounted to $183,933 as of December 31, 2013. The TAP Funding Revolving Credit Facility II also contains restrictive covenants, including limitations on TGH’s container management subsidiary net income and debt levels, TAP Funding’s certain liens, indebtedness, investments, overall Asset Base minimums, certain earnings ratio, tangible net worth and the average age of TAP Funding’s container fleet, in which TAP Funding was in full compliance at December 31, 2013.

Bonds Payable and Secured Debt Facilities

In 2005, TMCL issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Based on the outstanding principal amount at December 31, 2013 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal has been insured and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

In June 2011, TMCL issued $400,000 aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at December 31, 2013 and under the 10-year amortization schedule, $40,000 in 2011-1 Bond principal will amortize per year. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

In April 2012, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2012-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at December 31, 2013 and under the 10-year amortization schedule, $40,000 in 2012-1 Bond principal will amortize per year. Under the terms of the 2012-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to May 15, 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds is fixed at 4.21% per annum. The final target payment date and legal final payment date are April 15, 2022 and April 15, 2027, respectively. The 2012-1 Bonds were used to repay certain outstanding indebtedness of TMCL, in particular a portion of TMCL’s securitization facility (the “TMCL Secured Debt Facility”), and for general corporate purposes. The 2012-1 Notes are secured by a pledge of TMCL’s assets.

In September 2013, TMCL III issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at December 31, 2013 and under the 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The final target payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively. The 2013-1 Notes are secured by a pledge of TMCL III’s assets.

In May 2012, TMCL II entered into a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and it acquired a portion of the containers owned by TMCL. TMCL used proceeds it received from TMCL II for the containers to terminate the TMCL Secured Debt Facility. The TMCL II Secured Debt Facility provided for payments of interest only during the period from its inception until its Conversion Date (originally set at May 1, 2014), with a provision that if not renewed the TMCL II Secured Debt Facility would partially amortize over a five year period and then mature. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, was one-month LIBOR plus 2.625% during the revolving period prior to the Conversion Date. There was also a commitment fee of 0.75% on the unused portion of the TMCL II Secured Debt Facility, which was payable monthly in arrears.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

On May 7, 2013, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to May 7, 2015, lowered the interest rate to one-month LIBOR plus 1.95%, payable monthly in arrears, during the revolving period prior to the Conversion Date and lowered the commitment fee to 0.50% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. The amendment also replaced the borrowing capacity of one of the TMCL II Secured Debt Facility lenders with another lender and, accordingly, the Company wrote off $245 of unamortized debt issuance costs in May 2013.

As of December 31, 2013, the additional amount available for borrowing under the TMCL II Secured Debt Facility, as limited by the Company’s borrowing base, was $0 and the total outstanding principal under the TMCL II Secured Debt Facility was $775,100.

In August 2013, one of the Company’s wholly owned subsidiaries, Textainer Marine Containers IV Limited (“TMCL IV”) (a Bermuda company), entered into a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000. TMCL IV is required to make principal payment on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.25% from its inception until its Conversion Date of August 5, 2015. There is a commitment fee, which is payable monthly in arrears, of 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility are less than 50% of the total commitment and a designated bank’s commitment is more than $150,000; otherwise, the commitment fee is 0.50%. In addition, there is an agent’s fee, which is payable monthly in arrears. The total outstanding principal under the TMCL IV Secured Credit Facility was $33,500 as of December 31, 2013.

The TMCL IV Secured Debt Facility is secured by TMCL IV’s containers and under the terms of the TMCL IV Secured Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the asset base, a formula based on TMCL IV’s net book value of containers and direct financing and sales-type leases. The additional amount available for borrowing under the TMCL IV Secured Debt Facility, as limited by TMCL IV’s asset base, was $0 as of December 31, 2013.

Under the terms of the 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds, 2013-1 Bonds, TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these six programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL, TMCL II, TMCL III and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant bond and secured debt facility indentures. The total obligations under the 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds are secured by a pledge of TMCL’s assets. The total obligations under the 2013-1 Bonds are secured by a pledge of TMCL III’s assets. The total obligations under the TMCL II Secured Debt Facility are secured by a pledge of TMCL II’s assets. The total obligations under the TMCL IV Secured Debt Facility are secured by a pledge of TMCL IV’s assets. As of December 31, 2013, TMCL, TMCL II, TMCL III and TMCL IV’s total assets amounted to $1,147,079, $1,013,799, $392,132 and $66,794, respectively. The 2005-1 Bonds, 2011-1 Bonds, 2012-Bonds, 2013-1 Bonds, TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL, TMCL II, TMCL III and TMCL IV’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels, and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

TMCL, TMCL II, TMCL III and TMCL IV’s overall Asset Base minimums, for which TMCL, TMCL II, TMCL III, TMCL IV, TGH and TGH’s container management subsidiary were in compliance at December 31, 2013.

The following is a schedule by year, of future scheduled repayments, as of December 31, 2013:

	Years ending December 31,
	2014	2015	2016	2017	2018 and Thereafter	Total
TL Revolving Credit Facility	$—	$—	$—	$648,500	$—	$648,500
TW Revolving Credit Facility	—	—	—	—	91,476	91,476
TAP Funding Revolving Credit Facility II	—	—	120,500	—	—	120,500
2005-1 Bonds	51,500	21,458	—	—	—	72,958
2011-1 Bonds	40,000	40,000	40,000	40,000	140,000	300,000
2012-1 Bonds	40,000	40,000	40,000	40,000	173,333	333,333
2013-1 Bonds (1)	30,090	30,090	30,090	30,090	173,018	293,378
TMCL II Secured Debt Facility	—	45,214	77,510	77,510	574,866	775,100
TMCL IV Secured Debt Facility	—	33,500	—	—	—	33,500

Total	$161,590	$210,262	$308,100	$836,100	$1,152,693	$2,668,745

(1)	Future scheduled payments for the 2013-1 Bonds exclude an uamortized discount of $1,462

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a five-year partially amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of December 31, 2013:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.17% and 5.63% per annum, nonamortizing notional amounts, with termination dates through November 2015	$215,720
Interest rate swap contracts with several banks, with fixed rates between 0.41% and 2.96% per annum, amortizing notional amounts, with termination dates through July 2023	726,235

Total notional amount as of December 31, 2013	$941,955

The Company’s interest rate swap agreements had a fair value asset and a fair value liability of $1,831 and $3,944, respectively, as of December 31, 2013 and a fair value liability of $10,819 as of December 31, 2012, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

on an on-going basis and they were in compliance with the related derivative agreements at December 31, 2013. The Company does not have any master netting arrangements with its counterparties. The change in fair value was recorded in the consolidated statement of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

During February 2014, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.15% per annum, in non-amortizing notional amount of $60,000 and a term from February 18, 2014 to April 15, 2014.

During February 2014, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.15% per annum, in non-amortizing notional amount of $80,000 and a term from February 18, 2014 to February 15, 2015.

During February 2014, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.15% per annum, in non-amortizing notional amount of $200,000 and a term from February 18, 2014 to August 15, 2014.

During March 2014, the Company entered into an interest rate collar contract with a bank, which caps one-month LIBOR at 1.75% per annum and sets a floor for one-month LIBOR at 1.25% per annum, in initial amortizing notional amount of $7,858 and a term from March 7, 2014 to March 15, 2021.

During March 2014, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.16% per annum, in non-amortizing notional amount of $50,000 and a term from March 17, 2014 to May 15, 2014.

During March 2014, the Company entered into an interest rate collar contract with a bank, which caps one-month LIBOR at 1.30% per annum and sets a floor for one-month LIBOR at 0.80% per annum, in initial amortizing notional amount of $8,996 and a term from March 12, 2014 to March 15, 2019.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

(13) Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for 2013, 2012 and 2011, reconciled to the Company’s income before income tax and noncontrolling interests as shown in its consolidated statements of comprehensive income:

2013	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$467,647	$1,085	$–	$–	$–	$468,732
Management fees from external customers	375	15,904	3,642	–	–	19,921
Inter-segment management fees	–	45,016	10,369	–	(55,385)	–
Trading container sales proceeds	–	–	12,980	–	–	12,980
Gains on sale of containers, net	27,340	–	–	–	–	27,340

Total revenue	$495,362	$62,005	$26,991	$–	$(55,385)	$528,973

Depreciation expense and container impairment	$152,789	$877	$–	$–	$(4,692)	$148,974

Interest expense	$85,174	$–	$–	$–	$–	$85,174

Unrealized gains on interest rate swaps and caps, net	$8,656	$–	$–	$–	$–	$8,656

Segment income before income tax and noncontrolling interests	$160,145	$33,011	$10,740	$(3,841)	$(3,850)	$196,205

Total assets	$3,861,688	$108,227	$14,211	$3,012	$(78,155)	$3,908,983

Purchases of long-lived assets	$699,638	$891	$–	$–	$–	$700,529

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

2012	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$383,127	$862	$–	$–	$–	$383,989
Management fees from external customers	–	21,764	4,405	–	–	26,169
Inter-segment management fees	–	47,526	7,300	–	(54,826)	–
Trading container sales proceeds	–	–	42,099	–	–	42,099
Gains on sale of containers, net	34,829	8	–	–	–	34,837

Total revenue	$417,956	$70,160	$53,804	$–	$(54,826)	$487,094

Depreciation expense and container impairment	$108,519	$793	$–	$–	$(4,468)	$104,844

Interest expense	$72,886	$–	$–	$–	$–	$72,886

Unrealized gains on interest rate swaps and caps, net	$5,527	$–	$–	$–	$–	$5,527

Segment income before income tax and noncontrolling interests	$175,291	$36,956	$12,787	$(3,890)	$(10,588)	$210,556

Total assets	$3,408,194	$130,786	$9,088	$4,977	$(76,965)	$3,476,080

Purchases of long-lived assets	$1,148,990	$697	$–	$–	$–	$1,149,687

2011	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$326,519	$1,108	$–	$–	$–	$327,627
Management fees from external customers	–	24,603	4,721	–	–	29,324
Inter-segment management fees	–	44,751	5,599	–	(50,350)	–
Trading container sales proceeds	–	–	34,214	–	–	34,214
Gains on sale of containers, net	31,598	33	–	–	–	31,631

Total revenue	$358,117	$70,495	$44,534	$–	$(50,350)	$422,796

Depreciation expense and container impairment	$85,643	$791	$–	$–	$(3,257)	$83,177

Interest expense	$44,891	$–	$–	$–	$–	$44,891

Unrealized losses on interest rate swaps and caps, net	$(3,849)	$–	$–	$–	$–	$(3,849)

Segment income before income tax and noncontrolling interests	$177,694	$36,772	$10,759	$(3,314)	$(13,412)	$208,499

Total assets	$2,243,977	$99,287	$17,590	$3,413	$(54,063)	$2,310,204

Purchases of long-lived assets	$749,766	$707	$–	$–	$–	$750,473

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and the Container Resale segments and the Container Ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(14) Commitments and Contingencies

(a)	Leases

The Company has entered into several operating leases for office space. Rent expense amounted to $1,350, $1,479 and $1,600 during 2013, 2012 and 2011, respectively.

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2013 were as follows:

Operating leasing
Year ending December 31:
2014	$1,584
2015	1,536
2016	1,366
2017	95
2018 and thereafter	189

Total	$4,770

(b)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TW Revolving Credit Facility, TAP Funding Revolving Credit Facility, TAP Funding Revolving Credit Facility II, 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds, 2013-1 Bonds, TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility. The total balance of these restricted cash accounts was $63,160 and $54,945 as of December 31, 2013 and 2012, respectively.

(c)	Container Commitments

At December 31, 2013, the Company had placed orders with manufacturers for containers to be delivered subsequent to December 31, 2013 in the total amount of $52,190.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

(15)	Share Option and Restricted Share Unit Plans

As of December 31, 2013, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. At December 31, 2013, 699,431 shares were available for future issuance under the 2007 Plan.

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

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and thereafter, each employee’s restricted share units vest in increments of 25% per year. Restricted share units granted to directors fully vest one year after their grant date.

The following is a summary of activity in the Company’s 2007 Plan for the years ended December 31, 2013, 2012, and 2011:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2010	1,258,082	$16.51
Options granted during the period	173,350	$28.54
Options exercised during the period	(358,884)	$15.29
Options forfeited during the period	(3,503)	$18.48

Balances, December 31, 2011	1,069,045	$18.86
Options granted during the period	201,658	$28.21
Options exercised during the period	(302,100)	$15.45
Options forfeited during the period	(2,675)	$22.63

Balances, December 31, 2012	965,928	$21.87
Options granted during the period	213,907	$38.36
Options exercised during the period	(207,191)	$17.46
Options forfeited during the period	(29,262)	$26.63

Balances, December 31, 2013	943,382	$26.43

Options exercisable at December 31, 2013	350,225	$18.61

Options vested and expected to vest at December 31, 2013	912,695	$26.18

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2010	1,265,896	$13.90
Share units granted during the period	191,449	$25.45
Share units vested during the period	(274,172)	$13.23
Share units forfeited during the period	(4,561)	$14.73

Balances, December 31, 2011	1,178,612	$15.95
Share units granted during the period	213,295	$28.29
Share units vested during the period	(376,056)	$14.37
Share units forfeited during the period	(4,445)	$17.58

Balances, December 31, 2012	1,011,406	$19.13
Share units granted during the period	223,492	$33.84
Share units vested during the period	(488,860)	$16.16
Share units forfeited during the period	(42,135)	$19.91

Balances, December 31, 2013	703,903	$24.57

Share units outstanding and expected to vest at December 31, 2013	671,477	$23.44

The estimated weighted average grant date fair value of share options granted during 2013, 2012 and 2011 was $13.19, $9.42 and $11.60 per share, respectively. As of December 31, 2013, $17,576 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.7 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $40.22 per share as of December 31, 2013 was $7,567. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2013. The aggregate intrinsic value of all options exercised during 2013, 2012 and 2011, based on the closing share price on the date each option was exercised was $4,716, $5,504 and $6,417, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at December 31, 2013:

	Share options exercisable		Share options outstanding
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Range of per-share exercise prices
$7.10	58,805	$7.10	58,805	$7.10
$16.50	127,314	16.50	127,314	16.50
$16.97	56,831	16.97	104,374	16.97
$28.05	43,753	28.05	182,763	28.05
$28.26	37,658	28.26	105,111	28.26
$28.54	23,364	28.54	141,108	28.54
$31.34	2,500	31.34	10,000	31.34
$38.36	—	—	213,907	38.36

	350,225	$18.61	943,382	$26.43

The weighted average contractual life of options exercisable and outstanding as of December 31, 2013 was 5.6 years and 7.5 years, respectively.

The fair value of each share option granted under the 2007 Plan was estimated on the date of grant using the Black-Scholes option pricing model for the years ended December 31, 2013, 2012 and 2011 with the following assumptions:

	2013	2012	2011
Risk-free interest rates	1.3%	0.7% - 1.1%	1.1%
Expected terms (in years)	5.0	5.2 - 5.7	5.7
Expected common share price volatilities	58.2%	62.5% - 67.1%	68.0%
Expected dividends	4.9%	4.5% - 6.3%	4.9%
Expected forfeitures	3.4%	1.0%	5.0%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the share option life. The expected term is calculated based on historical exercises. The expected common share price volatility for the 2007 Plan is based on the historical volatility of publicly traded companies within the Company’s industry. The dividend yield reflects the estimated future yield on the date of grant. The Company only recognizes expense for share-based awards that are ultimately expected to vest. The forfeiture rate is based on the Company’s estimate of share options that are expected to cancel prior to vesting.

(16) Subsequent Events

Container Purchase

In January 2014, the Company concluded a purchase of approximately 24,146 containers that it had been managing for an institutional investor, including related net investment in direct financing and sales-type leases, for total purchase consideration of $34,649 (consisting of cash of $34,592 and elimination of the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2013, 2012, and 2011

(All currency expressed in U.S. dollars in thousands)

Company’s intangible asset for the management rights relinquished of $57). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$32,374
Net investment in direct financing and sales-type leases	2,275

$34,649

Dividend

On January 31, 2014, the Company’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on the Company’s issued and outstanding common shares, payable on March 4, 2014 to shareholders of record as of February 21, 2014.

Other Subsequent Events

See Note 11 “Income Taxes” and Note 12 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facilities, and Derivative Instruments” for other subsequent events.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

Parent Company Information

Years Ended December 31, 2013, 2012 and 2011

(All currency expressed in United States dollars in thousands)

	2013		2012		2011
Operating expenses:
General and administrative expense		$3,353		$2,555		$2,676
Long-term incentive compensation expense		499		1,340		638

Total operating expenses		3,852		3,895		3,314

Loss from operations		(3,852)		(3,895)		(3,314)

Other income:
Equity in net income of subsidiaries		193,222		209,036		207,332
Interest income		4		5		—

Net other income		193,226		209,041		207,332

Income before income tax		189,374		205,146		204,018
Income tax expense		—		(83)		—

Net income		189,374		205,063		204,018
Less: Net (income) loss attributable to the noncontrolling interests	(6,565)		1,887		(14,412)

Net income attributable to Textainer Group Holdings Limited common shareholders	$182,809		$206,950		$189,606

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$3.25		$4.04		$3.88
Diluted	$3.21		$3.96		$3.80
Weighted average shares outstanding (in thousands):
Basic	56,317		51,277		48,859
Diluted	56,862		52,231		49,839
Other comprehensive income:
Foreign currency translation adjustments		(45)		142		24

Comprehensive income		189,329		205,205		204,042
Comprehensive (income) loss attributable to the noncontrolling interest		(6,565)		1,887		(14,412)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$182,764		$207,092		$189,630

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2013 and 2012

(All currency expressed in United States dollars in thousands)

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$1,256	$4,055
Prepaid expenses	200	252
Due from affiliates, net	3,302	851

Total current assets	4,758	5,158
Investments in subsidiaries	1,093,789	1,002,734

Total assets	$1,098,547	$1,007,892

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$724	$389

Total current liabilities	724	389

Shareholders’ equity:
Common shares	564	558
Additional paid-in capital	366,197	354,448
Accumulated other comprehensive income	69	114
Retained earnings	730,993	652,383

Total shareholders’ equity	1,097,823	1,007,503

Total liabilities and shareholders’ equity	$1,098,547	$1,007,892

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2013, 2012 and 2011

(All currency expressed in United States dollars in thousands)

	2013	2012	2011
Cash flows from operating activities:
Net income attributable to Textainer Group Holdings Limited common shareholders	$189,374	$205,063	$204,018

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiaries	(193,222)	(209,036)	(207,332)
Dividends received from subsidiaries	98,000	76,500	53,500
Share-based compensation	5,694	7,968	6,177
Decrease (increase) in:
Accounts receivable, net	—	50	115
Prepaid expenses	52	(22)	36
Increase (decrease) in:
Accrued expenses	335	(454)	64

Total adjustments	(89,141)	(124,994)	(147,440)

Net cash provided by operating activities	100,233	80,069	56,578

Cash flows from investing activities:
(Decrease) Increase in investments in subsidiaries, net	46	(184,142)	(177)

Net cash provided by (used in) investing activities	46	(184,142)	(177)

Cash flows from financing activities:
Issuance of common shares upon exercise of share options	3,617	4,669	6,065
Issuance of common shares in public offering	—	184,839	—
Dividends paid	(104,199)	(83,473)	(62,549)
Due (from) to affiliates, net	(2,451)	(636)	513

Net cash (used in) provided by financing activities	(103,033)	105,399	(55,971)

Effect of exchange rate changes	(45)	142	24

Net (decrease) increase in cash and cash equivalents	(2,799)	1,468	454

Cash and cash equivalents, beginning of the year	4,055	2,587	2,133

Cash and cash equivalents, end of the year	$1,256	$4,055	$2,587

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2013, 2012 and 2011

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Year	Additions Charged to Expense	Additions/ (Deductions)	Balance at End of Year
December 31, 2011
Accounts receivable, allowance for doubtful accounts	$8,653	$3,007	$(3,820)	$7,840
December 31, 2012
Accounts receivable, allowance for doubtful accounts	$7,840	$1,525	$(1,340)	$8,025
December 31, 2013
Accounts receivable, allowance for doubtful accounts	$8,025	$8,084	$(1,218)	$14,891

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document
1.1	Memorandum of Association of Textainer Group Holdings Limited(1)

1.2	Bye-laws of Textainer Group Holdings Limited(2)

2.1	Form of Common Share Certificate(3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”)(4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited(5)

4.3*	Employment Agreement, dated as of October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer(6)

4.4*	Employment Agreement, dated April 1, 2012 by and between Textainer Equipment Management (U.S.) Limited and Ernest J. Furtado(7)

4.5*	Employment Agreement, dated October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen(8)

4.6*	Employment Agreement, dated January 10, 2012 by and between Textainer Equipment Management (U.S.) Limited and Hilliard C. Terry, III(9)

4.7*	2007 Short-Term Incentive Plan effective January 1, 2007(10)

4.8*	2007 Share Incentive Plan (as amended and restated effective May 19, 2010)(11)

4.9*	2008 Bonus Plan(12)

4.10*	Form of Indemnification Agreement(13)

4.11	Second Amended and Restated Indenture, dated as of May 26, 2005, by and between Textainer Marine Containers Limited, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “Second Amended and Restated Indenture”)(14)

4.12	Amendment Number 1, dated as of June 3, 2005, to the Second Amended and Restated Indenture(15)

4.13	Amendment Number 2, dated as of June 8, 2006, to the Second Amended and Restated Indenture(16)

4.14	Amendment Number 3, dated as of July 2, 2008, to the Second Amended and Restated Indenture(17)

4.15	Amendment Number 4, dated as of June 29, 2010, to the Second Amended and Restated Indenture(18)

4.16	Amendment Number 5, dated as of June 29, 2010, to the Second Amended and Restated Indenture(19)

4.17	Omnibus Amendment, Consent and Waiver, dated as of June 10, 2011, to the Second Amended and Restated Indenture(20)

4.18	Amendment Number 7, dated as of February 3, 2012, to the Second Amended and Restated Indenture(21)

4.19	Amendment Number 8, dated as of March 30, 2012, to the Second Amended and Restated Indenture(22)

4.20	Textainer Marine Containers Limited Series 2005-1 Supplement, dated as of May 26, 2005 to the Second Amended and Restated Indenture(23)

Exhibit Number	Description of Document

4.21	Textainer Marine Containers Limited Series 2011-1 Supplement, dated as of June 29, 2010 to the Second Amended and Restated Indenture(24)

4.22	Textainer Marine Containers Limited Series 2012-1 Supplement, dated as of April 18, 2012 to the Second Amended and Restated Indenture(25)

4.23	Indenture, dated as of May 1, 2012, by and between Textainer Marine Containers Limited II, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “TMCLII Indenture”)(26)

4.24†	Amendment Number 1, dated as of May 7, 2013 to the TMCLII Indenture

4.25	Textainer Marine Containers Limited II Series 2012-1 Supplement, dated as of May 1, 2012 to the TMCLII Indenture(27)

4.26	Credit Agreement, dated September 24, 2012, by and among, Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto (“TL Credit Agreement”)(28)

4.27†	Amendment Number 1, dated as of July 25, 2013 to the TL Credit Agreement

4.28**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited(29)

4.29	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited(30)

4.30**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended(31)

4.31	Credit Agreement, dated August 5, 2011, by and among TW Container Leasing, Ltd., as Borrower, the Lenders from time to time party thereto and Wells Fargo Securities LLC, as Administrative Agent (“TWCL Credit Agreement”)(32)

4.32	Amendment No. 1, dated March 26, 2012 to the TWCL Credit Agreement(33)

4.33	Amendment No. 2, dated October 1, 2012 to the TWCL Credit Agreement(34)

4.34	Amendment No. 3, dated December 12, 2012 to the TWCL Credit Agreement(35)

4.35†	Amendment No. 4, dated May 16, 2013 to the TWCL Credit Agreement

4.36	Members Agreement, dated August 5, 2011 of the members of TW Container Leasing, Ltd, and Supplement Number 1 to the Members Agreement, dated August 5, 2011(36)

4.37	Equipment Management Services Agreement, dated August 5, 2011, between Textainer Equipment Management Limited and TW Container Leasing, Ltd.(37)

4.38	Share Purchase Agreement, dated June 29, 2011 between TCG Fund I, L.P. and Textainer Limited(38)

4.39	Contribution and Distribution Agreement, dated June 30, 2011 among TCG Fund I, L.P., Textainer Limited and Textainer Marine Containers Limited(39)

4.40†	Credit Agreement, dated April 26, 2013, among TAP Funding Ltd., the lenders from time to time party thereto and ABN Amro Capital USA LLC as administrative agent (“TAP Funding Credit Agreement”)

4.41†	Second Amended and Restated Management Agreement, dated April 26, 2013, between Textainer Equipment Management Limited and TAP Funding Ltd.

Exhibit Number	Description of Document

4.42	Share Purchase Agreement, dated December 20, 2012, between TAP Ltd. and Textainer Limited(40)

4.43	Members Agreement, dated December 20, 2012 of the members of TAP Funding Ltd.(41)

4.44	Container Purchase Agreement, dated December 20, 2012, between Textainer Group Holdings Limited and TAP Funding Ltd.(42)

4.45†	Container Lease Management Agreement, dated May 31, 2013, between Textainer Limited and Trifleet Leasing (The Netherlands) B.V.

4.46†	Indenture, dated as of September 25, 2013, by and between Textainer Marine Containers Limited III, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “TMCLIII Indenture”)

4.47†	Textainer Marine Containers Limited III Series 2013-1 Supplement, dated as of September 25, 2013 to the TMCLIII Indenture

4.48†	Indenture, dated as of August 5, 2013, by and between Textainer Marine Containers Limited IV, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “TMCLIV Indenture”)

4.49†	Textainer Marine Containers Limited IV Series 2013-1 Supplement, dated as of August 5, 2013 to the TMCLIV Indenture

4.50†	Amendment No. 1 to the TMCL IV Indenture and 2013-1 Series Supplement, dated as of October 29, 2013

8.1†	Subsidiaries of the Registrant

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of KPMG LLP

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed herewith.
*	Indicates management contract or compensatory plan.
**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(6)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(7)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(8)	Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(9)	Incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(10)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(11)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-171409) filed with the SEC on December 23, 2010.
(12)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(13)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(14)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(15)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(16)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(17)	Incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(18)	Incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 18, 2011.
(19)	Incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 18, 2011.
(20)	Incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(21)	Incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(22)	Incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(23)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(24)	Incorporated by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(25)	Incorporated by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(26)	Incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.

(27)	Incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(28)	Incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(29)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(30)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(31)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(32)	Incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(33)	Incorporated by reference to Exhibit 4.32 to the Registrant’s Amended Annual Report on Form 20-F/A (File No. 001-33725) filed with the SEC on June 27, 2012.
(34)	Incorporated by reference to Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(35)	Incorporated by reference to Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(36)	Incorporated by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(37)	Incorporated by reference to Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(38)	Incorporated by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(39)	Incorporated by reference to Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(40)	Incorporated by reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(41)	Incorporated by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(42)	Incorporated by reference to Exhibit 4.43 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.