Form 20-F
period 2014-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2015-03-13
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

56,863,094 Common Shares

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

Large accelerated filer  ☐            Accelerated filer ☒            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to: (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “container investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African investment holding company, listed on the JSE Limited in Johannesburg, South Africa, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns approximately 47.9% of our common shares (such interest, “beneficiary interest”). See Item 4, “Information on the Company” for an explanation of the relationship between Trencor and us.

Dollar amounts in this Annual Report on Form 20-F are expressed in thousands, unless otherwise indicated.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Annual Report on Form 20-F, including the sections entitled Item 3, “Key Information — Risk Factors,” and Item 5, “Operating and Financial Review and Prospects,” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Forward-looking statements include, among others, statements regarding: (i) our belief that the consolidation trend in our industry will continue and will likely offer us growth opportunities; (ii) our belief that the ongoing downturn in the world’s major economies and the constraints in the credit markets may result in potential acquisition opportunities, including the purchase and leaseback of customer-owned containers; (iii) our belief that many of our customers will renew leases for containers that are less than sale age at the expiration of their leases; (iv) our expectation that containers under our current term leases will be re-priced downward due to the current low level of new container rental rates; (v) our belief that business conditions in 2015 will be similar to 2014; (vi) our belief that our utilization will remain high and that competition will remain strong with continued pressure on rental rates due to the high level of liquidity available to container lessors coupled with low new container prices, ample factory capacity and low interest rates; (vii) our belief that two factors that could have a positive effect on our financial performance, an increase in interest rates and an increase in new container prices, seem less likely now than they did six months ago; (viii) our belief that the strong U.S. dollar, lower oil prices and weaker projected global growth suggest that increases in interest rates are unlikely in the near term; (ix) our belief that, unless steel prices or demand for containers increase, neither of which we expect in the short term, container prices are unlikely to increase; (x) our belief that over a longer-term horizon, returns earned on containers purchased in today’s lower-priced environment will benefit when container prices or interest rates increase and these containers re-price or are sold under stronger market conditions; (xi) our belief that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months; and (xii) our expectation that we will generate sufficient operating cash flow to meet our ongoing contractual obligations in the forseeable future.

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

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2014, 2013 and 2012 and under the heading “Balance Sheet Data” as of December 31, 2014 and 2013 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2011 and 2010 and under the heading “Balance Sheet Data” as of December 31, 2012, 2011 and 2010 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” have not been audited. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Years Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income	$504,225	$468,732	$383,989	$327,627	$235,827
Management fees	17,408	19,921	26,169	29,324	29,137
Trading container sales proceeds	27,989	12,980	42,099	34,214	11,291
Gains on sale of containers, net	13,469	27,340	34,837	31,631	27,624

Total revenues	563,091	528,973	487,094	422,796	303,879

Operating expenses:
Direct container expense	47,446	43,062	25,173	18,307	25,542
Cost of trading containers sold	27,465	11,910	36,810	29,456	9,046
Depreciation expense and container impairment	176,596	148,974	104,844	83,177	58,972
Amortization expense	4,010	4,226	5,020	6,110	6,544
General and administrative expense	25,778	24,922	23,015	23,495	21,670
Short-term incentive compensation expense	4,075	1,779	5,310	4,921	4,805
Long-term incentive compensation expense	6,639	4,961	6,950	5,950	5,318
Bad debt (recovery) expense, net	(474)	8,084	1,525	3,007	145
Gain on sale of containers to noncontrolling interest	—	—	—	(19,773)	—

Total operating expenses	291,535	247,918	208,647	154,650	132,042

Income from operations	271,556	281,055	278,447	268,146	171,837

	Fiscal Years Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands , except per share data)
Other (expense) income:
Interest expense	(85,931)	(85,174)	(72,886)	(44,891)	(18,151)
Interest income	119	122	146	32	27
Realized losses on interest rate swaps, collars and caps, net	(10,293)	(8,409)	(10,163)	(10,824)	(9,844)
Unrealized gains (losses) on interest rate swaps, collars and caps, net	1,512	8,656	5,527	(3,849)	(4,021)
Bargain purchase gain	—	—	9,441	—	—
Other, net	23	(45)	44	(115)	(1,591)

Net other expense	(94,570)	(84,850)	(67,891)	(59,647)	(33,580)

Income before income tax and noncontrolling interest	176,986	196,205	210,556	208,499	138,257
Income tax benefit (expense)	18,068	(6,831)	(5,493)	(4,481)	(4,493)

Net income	195,054	189,374	205,063	204,018	133,764
Less: Net (income) loss attributable to the noncontrolling interests	(5,692)	(6,565)	1,887	(14,412)	(13,733)

Net income attributable to Textainer Group Holdings Limited common shareholders	$189,362	$182,809	$206,950	$189,606	$120,031

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$3.34	$3.25	$4.04	$3.88	$2.50
Diluted	$3.32	$3.21	$3.96	$3.80	$2.43
Weighted average shares outstanding (in thousands):
Basic	56,719	56,317	51,277	48,859	48,108
Diluted	57,079	56,862	52,231	49,839	49,307
Other Financial and Operating Data (unaudited):
Cash dividends declared per common share	$1.88	$1.85	$1.63	$1.28	$0.99
Purchase of containers and fixed assets	$818,451	$765,418	$1,087,489	$823,694	$402,286
Utilization rate(1)	96.10%	94.90%	97.40%	98.40%	95.60%
Total fleet in TEU (as of the end of the period)	3,233,364	3,040,454	2,775,034	2,469,039	2,314,219
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$107,067	$120,223	$100,127	$74,816	$57,081
Containers , net	3,629,882	3,233,131	2,916,673	1,903,855	1,437,259
Net investment in direct financing and sales-type leases (current and long-term)	369,005	282,121	216,887	110,196	91,341
Total assets	4,358,977	3,908,983	3,476,080	2,310,204	1,747,207
Long-term debt (including current portion)	2,995,977	2,667,284	2,261,702	1,509,191	889,197
Total liabilities	3,106,612	2,763,489	2,429,947	1,625,278	1,076,640
Total Textainer Group Holdings Limited shareholders ‘equity	1,192,545	1,097,823	1,007,503	683,828	583,882
Noncontrolling interest	59,820	47,671	38,630	1,098	86,685

(1) We measure the utilization rate on the basis of CEU on lease, using the actual number of days on-hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated as held-for-sale units.

Effective January 1, 2014, we began reporting utilization including containers on direct financing and sales-type leases. We previously reported utilization only for containers under operating leases but, as direct financing and sales-type leases become a more significant part of our business, we believe that including these containers provides a better indication of the utilization of our total fleet and it makes our calculation comparable with some of our public peers. Accordingly, utilization for the years ended December 31, 2013, 2012, 2011 and 2010 was revised to include direct financing and sales-type leases to conform to the current presentation.

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

Demand for containers depends largely on the rate of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. Economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies could result in a reduction in world trade volume and demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur. Other material factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, profitability, competitive pressures and consolidation in the container shipping industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerized goods outside their area of production;

•	the availability and terms of container financing for us and for our competitors and customers;

•	fluctuations in interest rates and currency exchange rates;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees (both containers purchased in the current year and the volume of containers purchased in prior years);

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•

port congestion and the efficient movement of containers as impacted by labor disputes, work stoppages, increased vessel size, shipping line alliances or other factors that reduce or increase the speed at which containers are handled;

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

The global financial crisis in 2008 and 2009 brought about weak US and global economic conditions, inefficiencies and uncertainty in the credit markets, a low level of liquidity in many financial markets and extreme volatility in many equity markets and increasing sovereign credit risks. Although these conditions appear to be somewhat abating and domestic and global growth seems to be underway, the continued sustainability of the US and international recovery is uncertain. Any deceleration or reversal of the relatively slow and modest US and global economic recoveries could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•

Containerized cargo volume growth — A contraction or slowdown in containerized cargo volume growth or negative containerized cargo volume growth would likely create lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets. High utilization of our containers and fleet growth may not be sufficient to provide revenue and income growth if increased competition or other factors keep container lease rates low for prolonged periods.

•

Credit availability and access to equity markets — Issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, a high level of volatility in the equity markets could make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted. Additionally, in recent years there has been increased access to debt financing on favorable terms by us and our competitors and this has led to greater competition for lease transactions and lower container lease rates.

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

Most of these factors are beyond our control. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies, overproduction of new containers by factories and the over-buying by shipping lines, leasing competitors and tax-driven container investors. For example, during 2001 and again in the second quarter of 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and shipping lines, led to decreased utilization rates. Additionally in 2012 and continuing in 2013 and 2014, container leasing companies, including us, raised substantial amounts of new funds in the debt and equity markets and also were able to repeatedly refinance existing debt on ever more favorable terms. This increased availability of, and ongoing repricing of, funds, which given a limited demand for containers, has contributed to downward pressure on lease rates. The impact to us of any future decrease in lease rates may be more severe than past rate decreases due to the substantial growth in our owned fleet in the past few years and the relatively high prices paid for new containers in the period from 2010 to 2012 that were initially leased at historically high rates. If future market lease rates decrease or remain at historically low levels, revenues generated by our fleet will likely be adversely affected, which could harm our business, results of operations, cash flows and financial condition.

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

We believe that there is the continued risk of lessee defaults in 2015. During the last several years shipping lines have made a number of efforts to raise freight rates on the major trade lanes, however rate increases have generally not been sustainable for long periods of time. Additionally, excess vessel capacity due to new ship production, including the production of very large ships, and the re-activation of previously laid up vessels will continue to be a factor in 2015. Volatile fuel costs also may impact the financial performance of shipping lines as it is possible that recent fuel price declines will lead to aggressive freight rate competition among shipping lines or fuel prices could increase again, hurting their profitability. Major shipping lines reported improved but mixed financial performance in 2014, but profits have not been consistent. While containerized trade grew modestly in 2014, it was not sufficient to fully utilize the increased vessel capacity. Existing excess vessel capacity and continued new vessel deliveries, especially the delivery of very large vessels, are expected to continue to pressure freight rates for some time. As a result we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults by our customers.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. In recovery actions we must locate the containers and often need to pay accrued storage charges to depots and terminals. We also may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. These recovery, repair and repositioning costs generally are reflected in our financial statements under direct container expense. Accordingly the amount of our bad debt expense may not capture the total adverse financial impact on us from a shipping line’s default. For our owned containers, these costs directly reduce our income and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms or at all. Any such future defaults could harm our business, results of operations and financial condition.

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

If the downturn in new container prices is sustained, the lease rates of older, off-lease containers would also be expected to decrease and the prices obtained for containers sold at the end of their useful life would also be expected to decrease. Since the beginning of 2013 we have seen new container pricing and the sale prices of our containers sold at the end of their useful life decline. If the reduction in the price of new containers is sustained such that the market lease rate or resale value for all containers is reduced, this trend could harm our business, results of operations and financial condition, even if this sustained reduction in price would allow us to purchase new containers at a lower cost.

If we are unable to lease our new containers shortly after we purchase them, our business, results of operations, cash flows and financial condition may be harmed.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. In the past five years, prices for new standard 20’ dry freight containers have moved in a wide range, with prices ranging between an average of $1,900 to $2,700 during this time. Our average new container cost per CEU decreased 3.9% during 2014 from 2013. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the higher cost of the previously purchased containers. Additionally, if we believe new container prices are attractive, we may determine to purchase more containers than we have immediate demand for if we expect container prices or lease rates may rise. If prices do not rise or new container demand weakens, we may be unable to lease this speculative inventory on attractive terms or at all. Declines in new container prices, lease rates, or the inability to lease new containers could harm our business, results of operations and financial condition.

We face risks associated with re-leasing containers after their initial long term lease.

We estimate the useful lives of our non-refrigerated containers other than open top and flat rack containers, refrigerated containers, tank containers and open top and flat rack containers to be 13, 12, 20 and 14 years, respectively. When we purchase newly produced containers, we typically lease them out under long-term leases with terms of three to five years at a lease rate that is correlated to the price paid for the container and prevailing interest rates. As containers leased under term leases are not leased out for their full economic life, we face risks associated with re-leasing containers after their initial long term lease at a rate that continues to provide a reasonable economic return based on the initial purchase price of the container. If prevailing container lease rates decline significantly between the time a container is initially leased out and when its initial long term lease expires, or if overall demand for containers declines, we may be unable to earn a similar lease rate from the re-leasing of containers when their initial term leases expire. These could materially adversely impact our results and financial performance.

Gains and losses associated with the disposition or trading of used equipment may fluctuate and adversely affect our business, results of operations and financial condition.

We regularly sell used containers at the end of their useful lives in marine service or when we believe it maximizes the projected financial return, considering the location, sale price, cost of repair, possible repositioning expenses, earnings prospects and remaining useful life. The residual value of these containers affects our profitability. The volatility of the residual values of used containers may be significant. These values depend upon, among other factors, demand for used containers for secondary purposes, comparable new container costs, used container availability, condition and location of the containers, and market conditions. Most of these factors are outside of our control. Additionally, if shipping lines or our leasing company competitors determine to sell their used containers at a younger age than we believe to be the useful life of our equipment, our containers may be more difficult to sell or may sell for less than containers that were more recently manufactured.

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

In addition to disposing of our fleet’s used containers at the end of their useful life, we opportunistically purchase used containers for resale from our shipping line customers and other sellers. Traditionally shipping lines would enter into trading deals with us at the time they were ready to dispose of older containers. Recently, shipping lines have entered into purchase leaseback transactions with us where they sell us older containers and then lease them back until the shipping line is ready to dispose of the containers. We face resale price risk with purchase leaseback transactions since we may not get the container returned from shipping lines for several years after we have paid for them and prevailing prices for older containers may decline.

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

The lack of new production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.0% in 2010 and 8.6% in 2011. During the period of decline in the world container fleet, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011 and continued steady production from 2012 through 2014, if there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

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

In particular, the availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. Due to consolidation in the container manufacturing industry, three major manufacturers have approximately 80% of that industry’s market share. This market structure has lead to significant variability in container prices. If an increased cost of purchasing containers is not matched by a corresponding increase in lease rates, our business, results of operations and financial condition would be harmed.

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

Ownership of containers entails greater risk than management of containers for container investors. In 2014, we increased the percentage of containers in our fleet that we own from 75.6% at the beginning of the year to 78.9% at the end of the year and as of March 1, 2015 the owned percentage of our fleet is approximately 79.1%. The increased number of containers in our owned fleet increases our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we focus on increasing the number of owned containers in our fleet and we therefore expect our ownership risk to increase correspondingly.

As we increase the number of containers in our owned fleet, we will likely have more capital at risk and may need to maintain higher debt balances. For example, our total debt increased from $2,667.3 million at the start of 2014 to $2,996.0 million at the end of 2014. Additional borrowings may not be available under our revolving credit facilities or our secured debt facilities, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business or may not have access on attractive terms. These effects, among others, may reduce our profitability and adversely affect our plans to maintain the container ownership portion of our business.

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

We have derived, and believe that we will continue to derive, a significant portion of lease billings and cash flow from a limited number of container lessees. Lease billings from our 20 largest container lessees represented $462.5 million or 74.7% of the total fleet billings during 2014, with lease billings from our single largest container lessee accounting for $72.8 million, or 11.8% of container lease billings during such fiscal year. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition.

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

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. In part due to constraints on their financing and desire to allocate capital to new ship purchases and port terminals, in recent years, shipping lines have generally reduced their purchases of new containers. In 2014 we believe more than half of all shipping containers were purchased by leasing companies and we estimate that this trend will continue in 2015. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased positioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

Our results of operations are subject to changes resulting from the political and economic policies of the PRC and economic activity in the PRC.

A substantial portion of our containers are leased out from locations in the PRC. The main manufacturers of containers are also located in the PRC. The political and economic policies of the PRC and the level of economic activity in the PRC may have a significant impact on our company and our financial performance.

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

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2014, approximately 26.6% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. Almost all container manufacturing facilities from which we purchased our containers in 2014 are located in the PRC. A reduced rate of economic growth, changes to economic policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 72% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2014. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2014, 2013 and 2012, 28%, 32%, and 36%, respectively, of our direct container expenses were paid in up to 18 different foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income. While the prices of the used containers we trade or dispose of are primarily quoted and billed in U.S. Dollars, declines in the currencies where these containers are sold relative to the U.S. Dollar can serve to reduce the market prices for used containers, which will decrease our net income. We do not engage in foreign currency hedging activities which might reduce the volatility associated with exchange rates.

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

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is expected. Historically shipping lines have also formed a number of alliances to share vessel space and the creation of new alliances and changes in the membership of each alliance is ongoing. Consolidation of major container shipping lines and growth of alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. If shipping line alliances are effective at making shipping lines more efficient, this could reduce the demand for containers. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

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

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt. As of December 31, 2014, we had outstanding indebtedness of $2,996.0 million under our debt facilities. All of our outstanding indebtedness is secured debt collateralized by our container assets. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business.

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

Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our business primarily generates cash from our container assets. Our lenders, rating agencies and the investors in our asset-backed debt securities look to the historical and anticipated performance of our container assets when deciding whether to lend to us and the terms for such lending. It is possible that:

•	our business will not generate sufficient cash flow from operations to service and repay our debt and to fund working capital requirements and future capital expenditures;

•	future borrowings will not be available under our current or future credit facilities in an amount sufficient to enable us to refinance our debt; or

•	we will not be able to refinance any of our debt on commercially reasonable terms or at all due to declining historical or anticipated financial performance of our assets or for other reasons.

The terms of our debt facilities impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

Restrictions imposed by our secured debt facilities, revolving credit facilities, term loan and bonds may limit or prohibit, among other things, our ability to:

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

If we are unable to enter into interest rate swaps, collars and caps on reasonable commercial terms or if a counterparty under our interest rate swap, collar and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facilities and intend to use borrowings under our revolving credit facilities and our secured debt facilities for such funding in the future. All of our outstanding debt, other than the $558.4 million in aggregate principal amount under TMCL III’s Series 2013-1 and Series 2014-1 Fixed Rate Asset Backed Notes are subject to variable interest rates. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. There can be no assurance that interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate caps, collars and swaps or if a counterparty under our interest rate swap, collar and cap agreements defaults, our exposure associated with our variable rate debt could increase.

Use of counterfeit and improper refrigerant in refrigeration machines for refrigerated containers could cause irreparable damage to the refrigeration machines, death or personal injury, and materially impair the value of our refrigerated container fleet.

In the past few years, there have been a limited number of reports of counterfeit and improper refrigerant gas being used to service refrigeration machines in depots in Asia. The use of this counterfeit gas has led to the explosion of several refrigeration machines. Several of these incidents have resulted in personal injury or death, and in all cases, the counterfeit gas has led to irreparable damage to the refrigeration machines.

Safer testing procedures have been developed and were implemented by refrigeration manufacturers and industry participants in order to determine whether counterfeit or improper gas has been used to service a refrigeration machine. However, there can be no assurance that these procedures will prove to be reliable and cost effective. If the recently developed tests and industry procedures are not proven safe and effective or if the use of such counterfeit and improper refrigerant is more widespread than currently believed or other counterfeit refrigerant issues emerge in the future, the value of our refrigerated container fleet and our ability to lease refrigerated containers could be materially impaired and could therefore have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, we might be subject to claims for damages by parties injured by contaminated refrigeration machinery operated by our lessees which may materially adversely affect us.

We face risks from our tank container management agreement with Trifleet Leasing (The Netherlands) B.V.

In June 2013 we announced that we had entered into a tank container management agreement with Trifleet Leasing (The Netherlands) B.V. (“Trifleet”). Under this agreement, we invest funds with Trifleet for the purchase and leasing of tank containers. Trifleet is our exclusive manager for investments in tank containers. Intermodal tank containers are used for the transport and storage of liquid foodstuffs, chemicals and gases. This is a specialized market subject to a number of regulations and strict operating procedures. As Trifleet is investing funds on our behalf in tank containers, our return on any investments under this management agreement are highly reliant on their skill and performance, as well as, the overall investment climate for tank containers. While we approve of the amounts committed under the management agreement, Trifleet selects the lessees, negotiates lease terms, determines equipment specifications, negotiates equipment orders and supervises production, and is responsible for all other management activities including customer billing, equipment return, re-leasing, maintenance and repairs. If Trifleet or the tank container market does not perform as we anticipate, we may not receive adequate returns on our investment and our results could be materially impacted. Additionally, given the nature of tank containers and their cargos, our ownership of tank containers could expose us to different and additional risks than we generally face as the owner and lessor of dry freight and refrigerated containers. While lessees, Trifleet and ourselves all maintain insurance, and lessees agree to accept liability for claims caused by the operation of tank containers, this may still be inadequate to shield us from costs and liability from any claims arising from tank containers that we own pursuant to the Trifleet management agreement.

If our insurance is inadequate or if we are unable to obtain insurance, we may experience losses.

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Our depots are also required to maintain insurance and indemnify us against losses. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as, the recovery cost or replacement value of most of our containers. Lessees’ and depots’ insurance policies and indemnity rights may not protect us against losses. Our own insurance may prove to be inadequate to prevent against losses or in the future coverage may be unavailable or uneconomic, and losses could arise from a lack of insurance coverage.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.

Based upon the nature of our business activities, we could be classified in the future as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to direct or indirect U.S. investors in our common shares. For example, if we are a PFIC, our U.S. investors could become subject to increased tax liabilities under U.S. tax laws and regulations and could become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either:

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

If you are a U.S. investor and we are a PFIC for any taxable year during which you own our common shares, you could be subject to adverse U.S. tax consequences. Under the PFIC rules, unless a U.S. investor is permitted to and does elect otherwise under the Internal Revenue Code, such U.S. investor would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the investor’s holding period for our common shares. Based on the composition of our income, valuation of our assets (including goodwill), and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes, we do not believe we were a PFIC for any period after our initial public offering (“IPO”) date and we do not expect that we should be treated as a PFIC for our current taxable year. However, there can be no assurance at all in this regard. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the U.S. Internal Revenue Service (“IRS”) may challenge our determination concerning our PFIC status.

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

A portion of our income is treated as effectively connected with our conduct of a trade or business within the U.S., and is accordingly subject to U.S. federal income tax. It is possible that the IRS will conclude that a greater portion of our income is effectively connected income that should be subject to U.S. federal income tax.

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

On August 5, 2011, a joint venture, TW Container Leasing, Ltd (“TW”), was formed between our wholly-owned subsidiary, Textainer Limited (“TL”), and Wells Fargo Container Corp (“WFC”), a wholly-owned subsidiary of Wells Fargo and Company. The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. As we do not own the majority of TW, we face risks associated with investing in an entity that we do not control and it is possible that the interests of the controlling stockholder could be different from our interests. Conflicts between us and the controlling stockholder of TW could result in litigation, an inability to operate TW, lost business opportunities for TW and us, and other problems that might have a material adverse impact on us as a whole.

On December 20, 2012, TL purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”). TAP Funding owns a fleet of containers under our management. TAP Funding is governed by members and management agreements. TL has two voting rights and TAP Ltd. (“TAP”), the 49.9% shareholder, has one voting right in TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. While we own the majority of TAP Funding, we face risks associated with TAP Funding’s structure that requires both shareholders to agree on certain significant matters such as debt financing, mergers and liquidation. It is possible that the interests of the other shareholder could be different from our interests. Conflicts between us and the other shareholder of TAP Funding could result in litigation, an inability to finance and operate TAP Funding, and other problems that might have a material adverse impact on us as a whole.

Our senior executives are critical to the success of our business and any inability to retain them or recruit and successfully integrate new personnel could harm our business, results of operations and financial condition.

Our senior management has a long history in the container leasing industry, with an average of 17 years of service with us. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business.

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

Environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants due to their ozone depleting and global warming effects. Our refrigerated containers currently use R134A refrigerant. While R134A does not contain chlorofluorocarbons (“CFCs”), the European Union (“EU”) has instituted regulations to phase out the use of R134A in automobile air conditioning systems beginning in 2011 due to concern that the release of R134A into the atmosphere may contribute to global warming. While the European Union regulations do not currently restrict the use of R134A in refrigerated containers or trailers, it is possible that the phase out of R134A in automobile air conditioning systems will be extended to containers in the future and our operations could be impacted. It has been proposed that R134A usage in containers be banned beginning in 2025, although the final decision has not been made as of yet.

Container production also raises environmental concerns. The floors of dry freight containers are plywood typically made from tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials. New woods or other alternatives have not proven their durability over the typical life of a dry freight container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted. Also, the insulation foam in the walls of certain refrigerated containers requires the use of a blowing agent that contains CFCs. Manufacturers are phasing out the use of this blowing agent in manufacturing, however, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices. EU regulations currently restrict the sale or use of refrigerated containers manufactured with the CFC containing blowing agent and strict enforcement of these regulations could impact our ability to lease or sell these refrigerated containers in EU countries.

We are subject to certain U.S. laws that may impact our international operations and any investigation or determination that we violated these laws may affect our business and operations adversely.

As a Bermuda corporation that has an indirect wholly-owned U.S. subsidiary with operations in the U.S., we are subject to certain U.S. laws that may impact our international operations. We are subject to the regulations imposed by the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. We are also subject to U.S. Executive Orders and U.S. Treasury sanctions regulations restricting or prohibiting business dealings in or with certain nations and with certain specially designated nationals (individuals and legal entities). Any determination or investigation into violations of these laws and regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We may not be able to pay future dividends, or we may need to reduce our dividend, because dividends depend on future earnings, capital requirements, and financial condition. The declaration, amount and payment of future dividends are at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year, in each quarter of a year, or pay any specific amount of dividends. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) TL’s revolving credit facility or term loan, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction, suspension or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

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

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) and International Accounting Standards Board (“IASB”) issued a new Exposure Draft on lease accounting in May 2013 with a comment period that closed in September 2013 that could significantly change the accounting and reporting for lease arrangements. The main objective of the proposed standard is to create a new accounting model for both lessees and lessors, replacing the existing concepts of operating and capital leases with models based on “right-of-use” concepts. The new models would result in the elimination of most off-balance sheet lease financing for lessees. Some lessees find leasing attractive because under current U.S. GAAP they are not required to include the value (and associated liabilities) of equipment leased under operating leases on their balance sheets, thus improving certain financial metrics. If there are future changes in U.S. GAAP with regard to how we and our customers must account for leases, it could change the way we and our customers conduct our businesses, including eliminating for lessees the financial statement benefit of entering into operating leases, which might have an adverse effect on our business. The FASB and IASB continue to deliberate the Exposure Draft. The timing of the issuance of the final standard is uncertain at this point in time.

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

One of our major shareholders, Halco Holdings Inc. (“Halco”), is a company owned by a trust of which Trencor and certain of its affiliates are discretionary beneficiaries, and Halco could act in a manner with which other shareholders may disagree or that is not necessarily in the interests of other shareholders.

Halco currently owns approximately 47.9% of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Five of our ten directors are also directors of Trencor. Halco may have interests that are different from other shareholders. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common shares.

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

Five of our ten directors are also directors of Trencor. These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us as well as Halco and Trencor, including matters arising under our agreements with Halco and its affiliates. In addition, to the extent that some of these directors may own shares in Trencor, they may have conflicts of interest when faced with decisions that could have different implications for Trencor than they do for us. Furthermore, Trencor, as a South African company, endorses the Code of Corporate Practices and Conduct in the King III Report on Corporate Governance. The King III Report on Corporate Governance is a document promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civic society and the environment); and the state. Halco and/or Trencor may seek to impose these corporate governance practices on us, which may result in constraints on management and may involve significant costs. Your interests as a holder of our common shares may not align with the interests of Halco and/or Trencor and their affiliates and shareholders.

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

Trencor, a South African company listed on the JSE Limited (the “JSE”), is a beneficiary under a trust which owns 100% of Halco, which currently has an interest in 47.9% of our issued and outstanding shares. Five of our ten directors are also directors of Trencor. Both South African exchange control authorities and the JSE impose certain restrictions on Trencor.

South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before Halco engages in transactions that would result in dilution of Halco’s share interest in us below certain thresholds, whether through Halco’s sale of its own shareholdings or through its approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Halco’s interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with Halco’s holding or sale of our common shares.

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

•

the audit committee satisfy NYSE standards for director independence (although we must still comply with independence standards pursuant to Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended);

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

Our management may not be able to continue to meet the regulatory compliance and reporting requirements that are applicable to us as a public company. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. If we do not maintain compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, we could suffer a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our common shares to decline.

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

Sales of substantial amounts of common securities into the public market, or the perception that such sales will occur, may cause the market price of our common shares to decline significantly. In September 2012, we completed a sale of 8,625,000 common shares, including 2,500,000 common shares offered by a selling shareholder, Halco. The price of our shares could be negatively impacted if we undertake additional offerings to sell securities. In addition, at our 2010 Annual General Meeting of Shareholders held on May 19, 2010, our shareholders approved an amendment to our 2007 Share Incentive Plan to increase the maximum number of our common shares issuable pursuant to such plan by 1,468,500 shares from 3,808,371 shares to 5,276,871 shares. The common shares to be issued pursuant to awards under our 2007 Share Incentive Plan have been registered on registration statements on Form S-8 filed with the Securities Exchange Commission and, when issued, will be freely tradable under the Securities Act of 1933.

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

At December 31, 2014, Textainer Group Holdings Limited had two directly-owned subsidiaries:

•

Textainer Equipment Management Limited (“TEML”), our wholly-owned subsidiary incorporated in Bermuda, which provides container management, acquisition and disposal services to affiliated and unaffiliated container investors; and

•	Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via five subsidiaries:

•	Textainer Marine Containers II Limited (“TMCL II”), a Bermuda company which is wholly-owned by TL;

•	Textainer Marine Containers III Limited (“TMCL III”), a Bermuda company which is wholly-owned by TL;

•	Textainer Marine Containers IV Limited (“TMCL IV”), a Bermuda company which is wholly-owned by TL;

•	TAP Funding Ltd. (“TAP Funding”), a Bermuda company in which TL and TAP Limited (“TAP”) hold common shares of 50.1% and 49.9%, respectively, and voting rights of 66.7% and 33.3%, respectively; and

•	TW Container Leasing Ltd. (“TW”), a Bermuda company in which TL and Wells Fargo Container Corp. (“WFC”) hold common shares and related voting rights of 25% and 75%, respectively.

Trencor Limited (“Trencor”), a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa under the symbol “TRE”, and its affiliates currently have beneficiary interest in 47.9% of our issued and outstanding common shares as discretionary beneficiaries of one of our shareholders, Halco Holdings Inc.

Our internet website address is www.textainer.com. The information contained on, or that can be accessed through, our website is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

Significant Events

On February 3, 2012, one of TL’s wholly-owned subsidiaries, Textainer Marine Containers Limited (“TMCL”), entered into a commitment letter (the “Commitment”) issued by a bank to provide an irrevocable letter of credit (“Letter of Credit”) with a maximum available commitment amount of $100,000 on the conversion date of TMCL’s secured debt facility if the facility was not refinanced or terminated on or prior to its conversion date. The purpose of the Commitment Letter was to maintain TMCL’s current credit ratings on its bonds issued in 2005 and 2011. The purpose of the Letter of Credit was to supplement the bonds and TMCL’s secured debt facility by covering possible shortfalls in principal and interest payments under certain stress scenarios modeled by TMCL’s credit rating agencies. The interest rate on the letter of credit, payable monthly in arrears, would have been one-month London Inter Bank Offered Rate (“LIBOR”) plus 5.50% to 6.50% per annum for the five-year period following the conversion date and one-month LIBOR plus 11.50% per annum thereafter. There was also a commitment fee of $500,000, which was paid in full upon issuance of the Commitment Letter on February 3, 2012, and an unused fee on the commitment letter, payable in arrears, of 0.25% per annum, from February 3, 2012 through the conversion date and 0.625% per annum thereafter. The Commitment Letter was terminated on May 1, 2012 and the Letter of Credit was never issued.

On April 18, 2012, TMCL issued $400.0 million aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2012-1 Bonds represented fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2012-1 Bonds, both principal and interest incurred were payable monthly. We were not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to May 15, 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds was fixed at 4.21% per annum. The final target payment date and legal final payment date were April 15, 2022 and April 15, 2027, respectively. The 2012-1 Notes were used to repay certain outstanding indebtedness of TMCL, in particular a portion of TMCL’s secured debt facility (the “TMCL Secured Debt Facility”), and for general corporate purposes.

On May 1, 2012, TMCL II entered into a secured debt facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1.2 billion and it acquired a portion of the containers owned by TMCL. TMCL used the proceeds it received from TMCL II for the containers to terminate its secured debt facility. The TMCL II Secured Debt Facility provided for payments of interest only during an initial two-year revolving period, with a provision that if not renewed the secured debt facility would partially amortize over a five year period and then mature. The interest rate on the secured debt facility, payable monthly in arrears, was one-month LIBOR plus 2.625% until May 1, 2014. There was also a commitment fee of 0.75% on the unused portion of the secured debt facility, which was payable monthly in arrears. If the secured debt facility was not refinanced or renewed prior to May 1, 2014, the interest rate would have increased to one-month LIBOR plus 3.625%.

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

On September 24, 2012, we extended the term of TL’s revolving credit facility (the “TL Revolving Credit Facility”) and amended certain terms, thereof, including an increase in the aggregate commitment amount from $205,000 to $600,000 (which includes a $50,000 letter of credit facility). The maturity date was changed from April 22, 2013 to September 24, 2017. The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the revolving credit facility at December 31, 2014 was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s consolidated leverage.

On September 30, 2012, we purchased approximately 50,800 containers that we had been managing for an institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing and sales-type leases, accounts payable and accrued expenses for a purchase price of $103.7 million.

On October 1, 2012, we amended TW’s revolving credit facility (the “TW Revolving Credit Facility”) to reduce its aggregate commitment amount from $425.0 million to $250.0 million. The TW Revolving Credit Facility provided for payment of interest, payable monthly in arrears through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility was based on one-month LIBOR plus 2.75% per annum. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base.

On December 20, 2012, TL purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”) from TAP Ltd. (“TAP”). TAP Funding leases containers to lessees under operating and direct financing and sales-type leases. This purchase allowed us to increase the size of our owned fleet at an attractive price and was immediately accretive to our earnings. TAP Funding is governed by members and management agreements. Under the members agreement, TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. As common shareholders, TL has two voting rights and TAP has one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. In addition, TL has an option to purchase the remaining outstanding common shares of TAP Funding held by TAP during the period beginning January 1, 2019 and through December 1, 2020. Under the management agreement, TEML manages all of TAP Funding’s containers, making day-to-day decisions regarding the marketing, servicing and design of TAP Funding’s leases. Subsequent to TL’s purchase of a majority ownership of TAP Funding’s common shares, the Company includes TAP Funding’s financial statements in its consolidated financial statements. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest’s operations is shown as net (income) loss attributable to noncontrolling interests on the Company’s consolidated statements of comprehensive income. We also recorded a bargain purchase gain of $9.4 million for the amount by which the fair value of TAP Funding’s net assets exceeded our purchase consideration.

On December 31, 2012, we purchased approximately 16,100 containers that we had been managing for an institutional investor for a purchase price of $33.0 million.

On April 26, 2013, TAP Funding entered into a credit agreement with a group of banks that provided for a revolving credit facility with an aggregate commitment amount of up to $170.0 million (the “TAP Funding Revolving Credit Facility”). TAP Funding used proceeds from the TAP Funding Revolving Credit Facility to terminate TAP Funding’s existing revolving credit facility that had an aggregate commitment amount of up to $120.0 million. The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, was one-month LIBOR plus 2.00% beginning on its inception date through its maturity date, April 26, 2016. There was a commitment fee of 0.65% (if aggregate loan principal balance was less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance was equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which was payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The revolving credit period would end on April 26, 2016 and the aggregate loan principal balance would be due on the maturity date.

On May 7, 2013, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to May 7, 2015, lowered the interest rate to one-month LIBOR plus 1.95%, payable monthly in arrears, during the revolving period prior to the Conversion Date and lowered the commitment fee to 0.50% (if the aggregate principal balance was less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance was equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which was payable in arrears. The amendment also replaced the borrowing capacity of one of the TMCL II Secured Debt Facility lenders with another lender.

On May 16, 2013, TW entered into an amendment of the TW Revolving Credit Facility which lowered the interest rate to LIBOR plus 2.375%.

On June 5, 2013, we signed an agreement with Trifleet Leasing (The Netherlands) B.V. (“Trifleet”) under which we invest in new intermodal tank containers to be managed by Trifleet, marking our entry into the tank container market. Trifleet acquires and lease the containers on behalf of us, serving as our exclusive manager in the intermodal tank container market.

On June 25, 2013, we utilized an accordion feature in TL’s revolving credit facility to expand the facility from $600.0 million to $700.0 million.

On August 5, 2013, TMCL IV entered into a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300.0 million. TMCL IV is required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, was LIBOR plus 2.25% from its inception until its Conversion Date (August 5, 2015). There was also a commitment fee of 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility were less than 50% of the total commitment and a designated bank’s commitment was more than $150.0 million; otherwise, the commitment fee was 0.50%. In addition, there is an agent’s fee, which is payable monthly in arrears.

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

Effective January 1, 2014, we began calculating earnings and profits under U.S. federal income tax principles for purposes of determining whether distributions to shareholders exceed our current and accumulated earnings and profits. If 2014 or future year distributions to shareholders exceed our earnings and profits calculated under U.S. federal income tax principles, some or all of such distributions may be treated by U.S. shareholders as a return of capital rather than dividends.

On January 22, 2014, we purchased approximately 24,100 containers that we had been managing for an institutional investor for a purchase price of $34.6 million.

In November 2012, we received notification from the Internal Revenue Service (“IRS”) that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014, the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, we recognized a discrete benefit during 2014 of $22,408 for the re-measurement of our unrecognized tax benefits for the impacted years.

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, which commenced on September 30, 2014, each in an amount of equal to 1.58% of the initial principal balance and one installment payable on the Maturity Date (April 30, 2019) in an amount equal to 69.98% of the initial principal balance. Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. We used proceeds from the TL Term Loan and our secured debt facilities and TMCL’s available cash to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred all of its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and TMCL IV.

On July 18, 2014, we purchased approximately 6,000 containers that we had been managing for an institutional investor for a purchase price of $9.4 million.

On July 25, 2014, we reached a settlement for outstanding claims we had in bankruptcy proceedings with one of our Korean lessees for amounts past due on billings to that lessee. We had previously reserved for all outstanding billings from this customer. The settlement amount was paid for in the stock of and a note payable from the newly organized, post-bankruptcy lessee. We negotiated the sale of our rights to the stock and note payable for cash, which was completed on August 21, 2014 for $9,926, $7,855 of which was be attributable to our owned fleet. Accordingly, we recognized a bad debt recovery of $4,958 for billings included in our allowance for doubtful accounts and lease rental income of $2,620 and gain on sale of containers, net of $277 for billings that were not previously recognized.

On September 15, 2014, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to September 15, 2017 and lowered the interest rate to one-month LIBOR plus 1.70%, payable in arrears, during the revolving period prior to the Conversion Date. The TMCL II Secured Debt Facility will partially amortize over a four-year period and then mature if it is not renewed by the Conversion Date. The amendment also lowered the commitment fee to 0.45% (if the aggregate principal balance is less than

50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50%

of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

On October 30, 2014, TMCL III issued $301.4 million aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. We are not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to November 30, 2016. The interest rate for the outstanding principal balance of the 2014-1 Bonds is fixed at 3.27% per annum. The final target payment date and legal final payment date are October 30, 2024 and October 30, 2039, respectively.

On December 23, 2014, TAP Funding entered into an amendment of its revolving credit facility (the “TAP Funding Revolving Credit Facility”) which reduced the aggregate commitment amount down to $150,000, extended the maturity date to December 23, 2018 and lowered the interest rate to one-month LIBOR plus 1.75%, payable in arrears. The amendment also lowered to commitment fee to 0.55% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee, which is payable annually in advance. The aggregate loan principal balance is due on the maturity date, December 23, 2018.

On February 4, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which extended the Conversion Date to February 2, 2018, lowered the interest rate to LIBOR plus 1.95%, payable in arrears, during the revolving period prior to the Conversion Date. The amendment also lowered the commitment fee, which is payable in arrears, to 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility are less than 50% of the total commitment; otherwise, the commitment fee is 0.40%.

Principal Capital Expenditures

Our capital expenditures for containers in our owned fleet and fixed assets during 2014, 2013 and 2012 were $818.5 million, $765.4 million and $1,087.5 million, respectively. We received proceeds from the sale of containers and fixed assets during 2014, 2013 and 2012 of $141.2 million, $123.7 million and $91.3 million, respectively.

As all of our containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of our long-lived assets are considered to be international with no single country of use. Our capital requirements are primarily financed through cash flows from operations, our secured debt facilities, share offerings and our revolving credit facilities.

B. Business Overview

Our Company

We are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 2.1 million containers, representing more than 3.2 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have leased containers from us for an average of 29 years.

We have provided an average of more than 257,000 TEU of new containers per year for the past five years, and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of more than 84,000 containers per year for the last five years to more than 1,400 customers.

We provide our services worldwide via an international network of 14 regional and area offices and 485 independent depots.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2014, we owned containers accounting for approximately 79% of our fleet.

•

Container Management. As of December 31, 2014, we managed containers on behalf of 14 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. As of December 31, 2014, total managed containers account for 21% of our fleet.

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

Our total fleet consists of containers that we own and containers owned by other container investors that we manage. In general, owning containers during periods of high demand for containers provides higher margins than managing containers, since we receive all of the net operating income for the containers that we own but only a percentage of the net operating income of the containers as a management fee for the containers that we manage. On the other hand, managing containers during periods of low demand for containers reduces the negative financial impact of such periods since the container investors bear the cost of owning the containers.

For 2014, we generated revenues, income from operations and income before income tax and noncontrolling interests of $563.1 million, $271.6 million and $177.0 million, respectively. During 2014, the average utilization of our owned fleet was 96.1%. As mentioned above, we operate in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables summarize revenues, by category of activity, and income before income tax and noncontrolling interests generated from each of our operating segments reconciled to our total revenues and income before income tax and noncontrolling interests shown in our consolidated statements of comprehensive income included in Item 18, “Financial Statements” in this Annual Report on Form 20-F for the fiscal years ended December 31, 2014, 2013 and 2012:

	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
2014
Lease rental income	$502,596	$1,629	$—	$—	$—	$504,225
Management fees from external customers	345	13,656	3,407	—	—	17,408
Inter-segment management fees	—	49,032	10,206	—	(59,238)	—
Trading container sales proceeds	—	—	27,989	—	—	27,989
Gains on sale of containers, net	13,469	—	—	—	—	13,469

Total revenues	$516,410	$64,317	$41,602	$—	$(59,238)	$563,091

Segment income before income tax and noncontrolling interests	$143,618	$30,298	$10,249	$(3,291)	$(3,888)	$176,986

2013
Lease rental income	$467,647	$1,085	$—	$—	$—	$468,732
Management fees from external customers	375	15,904	3,642	—	—	19,921
Inter-segment management fees	—	45,016	10,369	—	(55,385)	—
Trading container sales proceeds	—	—	12,980	—	—	12,980
Gains on sale of containers, net	27,340	—	—	—	—	27,340

Total revenues	$495,362	$62,005	$26,991	$—	$(55,385)	$528,973

Segment income before income tax and noncontrolling interests	$160,145	$33,011	$10,740	$(3,841)	$(3,850)	$196,205

2012
Lease rental income	$383,127	$862	$—	$—	$—	$383,989
Management fees from external customers	—	21,764	4,405	—	—	26,169
Inter-segment management fees	—	47,526	7,300	—	(54,826)	—
Trading container sales proceeds	—	—	42,099	—	—	42,099
Gains on sale of containers, net	34,829	8	—	—	—	34,837

Total revenues	$417,956	$70,160	$53,804	$—	$(54,826)	$487,094

Segment income before income tax and noncontrolling interests	$175,291	$36,956	$12,787	$(3,890)	$(10,588)	$210,556

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

We primarily lease containers under four different types of leases. Term leases provide a customer with a specified number of containers for a specified period of time, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives. Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers. Term leases represented 75.1% of our total on-hire fleet as of December 31, 2014. Master leases, which provide a framework of terms and conditions valid for a specified period of time, typically one year, give customers greater pick-up and drop-off flexibility than is typical in term leases and represented 13.7% of our total on-hire fleet as of December 31, 2014. Finance leases, which provide customers an alternative means for purchasing containers, represented 8.9% of our total on-hire fleet as of December 31, 2014. Spot leases, which provide customers with containers for a relatively short lease period and fixed pick-up and drop-off locations, represented 2.3% of our total on-hire fleet as of December 31, 2014.

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

We believe that we have the ability to reposition containers, if necessary, that are returned in lower demand locations to higher demand locations at competitive costs as a result of our experienced logistics team. Our large customer base of approximately 400 lessees increases our ability to re-lease returned containers. Our Container Resale segment is positioned to sell containers and optimize their residual value in multiple markets, including lower demand locations. This system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become the world’s largest container lessor and led to 28 consecutive years of profits.

Industry Overview

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (“ISO”). The industry-standard measurement unit is the Twenty-Foot Equivalent Unit (“TEU”), which compares the length of a container to a standard 20’ container. For example, a 20’ container is equivalent to one TEU and a 40’ container is equivalent to two TEU. Standard dry freight containers are typically 8’ wide, come in lengths of 20’, 40’ or 45’ and are either 8’6” or 9’6” high. The three principal types of containers are described as follows:

•

Dry freight standard containers. A dry freight standard container is constructed of steel sides, roof, an end panel on one end and a set of doors on the other end, a wooden floor and a steel undercarriage. Dry freight standard containers are the least expensive and most commonly used type of container. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel. According to the latest available data, dry freight standard containers comprised approximately 90.1% of the worldwide container fleet, as measured in TEU, at December 31, 2013.

•

Dry freight specialized containers. Dry freight specialized containers consist of open-top and flat-rack containers. An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery. According to the latest available data, dry freight specialized containers comprised approximately 2.3% of the worldwide container fleet, as measured in TEU, at December 31, 2013.

•

Other containers. Other containers include refrigerated containers, tank containers, 45’ containers, pallet-wide containers and other types of containers. The two most prominent types of such containers are refrigerated containers and tank containers. A refrigerated container has an integral refrigeration unit on one end which plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids. According to the latest available data, other containers comprised approximately 7.6% of the worldwide container fleet, as measured in TEU, at December 31, 2013.

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

According to World Cargo News, container lessors owned approximately 49% of the total worldwide container fleet of 34.4 million TEU as of January 2014. The percentage of leased containers utilized by shipping lines ranged from 39% to 54% from 1980 through 2014 and may increase in the next few years, given competing needs for capital expenditures by our customers and the competitive cost of leasing containers. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing their flexibility to manage the availability and location of containers;

•	increasing their ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Chinese New Year; and

•	reducing their capital expenditures.

While international containerized trade grew rapidly and was consistently positive for the twenty-six years through 2007, there was a global financial crisis and recession during the second half of 2008, which continued through 2009. With virtually no new standard dry freight containers manufactured from the fourth quarter of 2008 through the end of 2009, we estimate that the world container fleet declined by approximately 4% in 2009 as a result of the continued retirement of older containers in the ordinary course. During this period, container manufacturers lost up to 60% of their skilled workers due to long shutdowns. The difficulties manufacturers faced in hiring and training new workers limited their production capacity throughout 2010 and full production capacity only resumed in 2011. However, we have observed since 2011 that many shipping lines are still seeking to strengthen their respective balance sheets, and therefore may not have the required capital budget to purchase all of the new containers they are expected to need in 2015. Based on industry analyst reports, we expect new dry freight container production to be 2.6 million TEU in 2015 compared to 3.0 million TEU in 2014 and, lessors are expected to purchase 55% to 60% of total production in 2015 compared to approximately 55% in 2014.

Furthermore, we expect to see solid replacement demand combined with growth due to vessel delivery of approximately 1.8 million TEU, vessel capacity growth equal to approximately 9% of current capacity and cargo volume growth of approximately 4% to 5%.

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

Our term leases maturing in 2015, which represent approximately 8% of our total fleet, have the highest average rental rates of any of our current leases and we expect containers under those leases to be re-priced downward due to the current low level of new container rental rates. Although rental rates are down, so are container prices and interest rates, which results in a net return to us for new container purchases similar to the returns we have achieved over the last 12 to 18 months.

Additionally, for most leasing companies, the percentage of containers on long-term lease has grown over the past ten years, while the percentage on master lease has declined. As of December 31, 2014, approximately 75% of our total on-hire fleet was on long-term leases, compared to approximately 67% ten years ago. As a result, changes in utilization have become less volatile for Textainer and most leasing companies.

According to World Cargo News, intermodal leasing companies, as ranked by total TEU as of January 2014, are as follows:

Company	TEU (000’s)	Percent of Total
Textainer(1)	3,040	18.1%
Triton Container International	2,200	13.1%
TAL International Group Inc.	2,050	12.2%
Florens Container Services	1,900	11.3%
SeaCube Container Leasing Ltd.	1,300	7.8%
SeaCo Global(2)	1,190	7.1%
CAI International, Inc.	1,150	6.9%
Cronos Group(2)	880	5.3%
Dong Fang International Asset Management Ltd.	555	3.3%
Touax Global Container Solutions	500	3.0%
Beacon Intermodal Leasing	485	2.9%
Blue Sky Intermodal	250	1.5%
Other	1,250	7.5%

Grand Total	16,750	100.0%

(1)	Textainer Group’s owned and managed fleet consisted of 3,233 TEU at December 31, 2014.
(2)	In January 2015, Bohai Leasing Company of China (“Bohai”) acquired SeaCo Group. Cronos Group is also wholly owned by Bohai.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage, including:

Largest Container Lessor in the Industry. We operate the world’s largest fleet of leased intermodal containers by fleet size, with a total fleet of more than 2.1 million containers, representing more than 3.2 million TEU, as of December 31, 2014. We provide our services worldwide via a network of regional and area offices and independent depots. We have been one of the largest buyers of new containers purchasing an average of more than 257,000 TEU per year for the last five years and are also one of the largest sellers of used containers, selling an average of more than 84,000 containers per year for the last five years. Our consistent presence in the market buying and selling containers provides us with broad market intelligence, and valuable insight into the demand patterns of our shipping line customers and resale container buyers.

Proven Ability to Grow Our Fleet. Our ability to invest in our fleet on a consistent basis has allowed us to become the world’s largest container lessor. We have demonstrated our ability to increase the size of our container fleet by purchasing containers from manufacturers and by acquiring existing container fleets or their management rights. Over the past 16 years, we have acquired the rights to manage over 1,400,000 TEU from former competitors and we have acquired approximately 673,000 TEU of containers from our managed fleet. This experience provides us with a competitive advantage over other lessors who are less experienced in assuming ownership or management of other container fleets. As one of the largest buyers of new containers, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to reliably purchase containers during periods of high demand.

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

Strong Long-Standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by vessel fleet size in TEU and we sell containers to over 1,400 resale customers. We believe our ability to consistently supply containers in locations where our customers need them makes us one of the most reliable lessors of containers. Our top 20 customers, as measured by revenues, have leased containers from us for an average of 29 years.

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

Experienced Management Team. Our senior management has a long history in the industry. Our senior management have an average of 17 years of service with us. The management team has extensive experience in sourcing, leasing, financing, selling, trading and managing containers, as well as a long track record of successfully acquiring and selling container assets.

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

Be the Most Reliable Supplier of Quality Containers. We continue to provide superior equipment and ensure that it is available in the right location and at the right time. Having the world’s largest owned and managed container fleet, we are in a strong position to be the most reliable supplier of dry freight containers to meet the demands of shipping lines.

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

Continue to Focus on Maintaining High Levels of Utilization and Operating Efficiency. We will continue to target high utilization rates and attractive returns on our assets through our focus on longer-term leases and disciplined portfolio management. As of December 31, 2014, approximately 75% of our total on hire fleet (based on total TEU) was on long-term leases, compared to approximately 67% ten years ago. We also drive operating efficiency by maintaining a low cost structure, having brought down our fleet management cost per CEU per day by approximately 44% and grown the number of CEU per employee by over 198%, in each case over the 10 years ended December 31, 2014. Our management cost per CEU per day and CEU per employee metrics are significantly better than those of the other two container leasing companies publicly traded in the U.S. Furthermore, we believe that we can continue to grow our fleet without a proportionate increase in our headcount, thereby continuing to improve profitability by spreading our operating expenses over a larger revenue base.

Extend the Lease of In-fleet Containers. Since many shipping lines must utilize capital to finance vessels, it is possible that some will conclude in 2015, as they did in 2014, that it is more cost-effective to extend leases of in-fleet containers than either to buy containers or to lease new containers.

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

Our Container Fleet

As of December 31, 2014, we operated 3,233,364 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of more than 257,000 TEU of new containers per year over the past five years. Our ability to invest in our fleet on a consistent basis has been instrumental in our becoming the world’s largest container lessor. Our container fleet consists primarily of standard dry freight and refrigerated containers. The containers that we lease are generally either owned outright by us or owned by third parties and managed by us. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers as of December 31, 2014 (unaudited):

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,402,406	658,477	3,060,883	2,149,091	589,531	2,738,622
Refrigerated	95,697	12,473	108,170	389,527	50,022	439,549
Other specialized	53,995	10,316	64,311	79,921	17,387	97,308

Total fleet	2,552,098	681,266	3,233,364	2,618,539	656,940	3,275,479

Percent of total fleet	78.9%	21.1%	100.0%	79.9%	20.1%	100.0%

The amounts in the table above did not change significantly from December 31, 2014 to the date of this Annual Report on Form 20-F.

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

Term leases

Term leases (also referred to as long-term leases) provide a customer with a specified number of containers for a specified period, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease. Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives rather than for a specified period. Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers. Term leases provide us with enhanced cash flow certainty due to their extended duration but carry lower per diem rates than other lease types. As of December 31, 2014, 75.1% of our owned on-hire fleet, as measured in TEU, was on term leases.

As of December 31, 2014, our term leases had an average remaining duration of 3.2 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, our containers typically remain on-hire at the contractual per diem rate for an average of an additional 20 months beyond the end of the contractual lease term, for leases that are not extended.

The following are the minimum future rentals for our owned fleet at December 31, 2014, due under long-term leases (in thousands):

Year ending December 31 (dollars in thousands):
2015	$317,390
2016	233,601
2017	166,116
2018	105,562
2019 and thereafter	92,887

Total future minimum lease payments receivable	$915,556

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

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off location limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. A subset of master leases are our special leases, which are predominately round-trip

Asia leases, allowing customers to return containers at any time but with restrictions on drop-off locations, generally in higher demand locations in Asia. As of December 31, 2014, 13.7% of our owned on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2014, 2.3% of our total on-hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under other leases. Finance leases require the lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct financing and sales-type leases” on our consolidated balance sheets. As of December 31, 2014, approximately 8.9% of our owned on-hire fleet, as measured in TEU, was on finance leases with an average remaining term of 2.4 years.

Maintenance, Repair and Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2014, DPP revenue was 1.5% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers.

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

•

Paying to reposition our containers to higher demand locations. At locations where our inventories remain high, despite the efforts described above, we will selectively choose to pay to reposition excess containers to locations with higher demand.

•	Diversifying our customers. We have sought to diversify our customers and, correspondingly, the locations where containers are needed around the world.

Depot Management

As of December 31, 2014, we managed our container fleet through 485 independent container depot facilities in 239 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot relationships and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We occasionally supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2014, a large majority of our off-lease inventory was located at depots that are able to report notice of container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

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

Management Services

As of December 31, 2014, we owned approximately 79% of the containers in our fleet, and managed the rest, equaling 681,266 TEU, on behalf of 14 affiliated and unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our information technology (“IT”) systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1% to 2% of the purchase price; daily management fees of 8% to 13% of net operating income; and disposal fees of 5% to 12% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $17.4 million, $19.9 million and $26.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine services of the containers subject to the agreement.

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

The USTranscom is the only lessee for which we are required, under the USTranscom contract, to provide all containers that they request. In the event that containers are not available within our fleet, we fulfill our obligations under the USTranscom contract by purchasing new or used containers or subleasing containers and equipment from other leasing companies. This contract also allows the U.S. military to return containers in many locations throughout the world. Since the inception of the USTranscom contract, we have delivered or transitioned approximately 158,000 containers and chassis to the U.S. military, of which approximately 105,000 containers have been returned. In addition, approximately 49,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated value for each such container. The USTranscom contract expired on June 23, 2013 and we were awarded a new contract on December 12, 2013. The new contract covered a base year starting on December 24, 2013, was renewed on October 1, 2014 and has the potential for additional one year renewals that may extend the contract until September 30, 2018.

Resale of Containers

Our Resale Division sells containers from our fleet, at the end, typically about 13 years, of their useful lives in marine service, or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a global team of 17 container sales and operations specialists in seven offices globally that manage the sale process for these used containers. Our Resale Division is one of the largest sellers of used containers among container lessors, selling an average of more than 84,000 containers per year for the last five years to more than 1,400 customers. Our Resale Division has been a significant profit center for us. From 2009 through 2014, this Division generated $42.9 million in income before income tax and noncontrolling interests, including $10.2 million during 2014. We generally sell containers to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

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

Other factors reducing losses due to default by a lessee or customer include effective collection tools, our high recovery rate for containers in default situations and the re-marketability of our container fleet. The strong growth in the container shipping industry helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, have historically been needed to meet the demand for world containerized trade. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults, in addition to the insurance that our customers are required to obtain.

During 2010 through 2014, we recovered, on average, 88.7% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 0.5% of our lease rental income over such period.

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

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2014, our global sales and customer service group consisted of approximately 66 people, with 15 in North America, 34 in Asia and Australia, 11 in Europe and 6 in Africa.

Customers

We believe that our staff, organization and long presence in the business have resulted in very strong relationships with our shipping line customers. Our top 20 customers, as measured by lease billings, have leased containers from us for an average of 29 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 3.8. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. We had one customer that individually accounted for 10.6%, 10.5% and 11.7% of our lease billings for owned containers in 2014, 2013 and 2012, respectively. Our top 20 customers include 16 of the 20 largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to approximately 400 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. military. Our five largest customers accounted for approximately 38.2% of our total owned and managed fleet’s 2014 lease billings. Our top five customers by lease billings in 2014 were CMA-CGM S.A., Mediteranean Shipping Company S.A., Mitsui O.S.K. Lines, Evergreen Marine Corp. Ltd. and Hanjin Shipping Co. Ltd. During 2014, 2013 and 2012, lease billings from our 20 largest container lessees by lease billings represented 74.7%, 72.1% and 73.7% of our total owned and managed fleet’s container leasing billings, respectively, with lease billings from our single largest container lessee accounting for $72.8 million, $72.6 million and $71.2 million or 11.8%, 12.0% and 12.0% of our total owned and managed fleet’s container lease billings during the respective periods. A default by any of these major customers could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

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

Suppliers

We have long relationships with all of our major suppliers. We currently purchase almost all of our containers in the PRC. There are three major manufacturers of dry freight standard and specialized containers. Our operations staff reviews the designs for our containers and periodically audits the production facilities of our suppliers. In addition, we use our Asian operations group and occasionally third party inspectors to visit factories when our containers are being produced to provide an extra layer of quality control. Nevertheless, defects in our containers do sometimes occur. We work with the manufacturers to correct these defects, and our manufacturers have generally honored their warranty obligations in such cases.

Competition

According to World Cargo News, as of January 2014, the top ten container leasing companies, as measured on a TEU basis, control approximately 88.1%, and the top five container leasing companies control approximately 62.6%, of the total equipment held by all container lessors. According to this data, we are the world’s largest lessor of intermodal containers based on fleet size by TEU and we manage approximately 18.1% by TEU of the equipment held by all container leasing companies.

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

In addition to environmental regulations affecting container movement, shipping, movement and spillage, environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants due to their ozone depleting and global warming effects. Our refrigerated containers currently use R134A or R404A refrigerant. While R134A does not contain chlorofluorocarbons (“CFC’s”) , the European Union has instituted regulations to phase out the use of R134A in automobile air conditioning systems beginning in 2011 due to concern that the release of R134A into the atmosphere may contribute to global warming. While the European Union regulations do not currently restrict the use of R134A in refrigerated containers or trailers, it is possible that the phase out of R134A in automobile air conditioning systems will be extended to containers in the future and our operations could be impacted. It has been proposed that R134A usage in containers be banned beginning in 2025, although the final decision has not been made as of yet.

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

C. Organizational Structure

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for TAP Funding and TW. TAP Funding is a joint venture involving TL and TAP. As of December 31, 2014, TL owned 50.1% and TAP owned 49.9% of the common shares and TL had two voting rights and TAP had one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TW is a joint venture involving TL and WFC, a wholly-owned subsidiary of Wells Fargo and Company. As of December 31, 2014, TL owned 25% and WFC owned 75% of the common shares and related voting rights of TW.

Our principal shareholder, Halco, is owned by a discretionary trust with an independent trustee. Trencor and certain of its affiliates are the sole discretionary beneficiaries of this trust. Halco, which owned approximately 48.0% of our outstanding share capital as of December 31, 2014, is a wholly-owned subsidiary of the Halco Trust. Trencor is a South African public investment holding company, that has been listed on the JSE in Johannesburg, South Africa since 1955. Trencor’s origins date from 1929, and it currently has businesses owning, leasing and managing marine cargo containers and finance related activities.

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

As of December 31, 2014, our employees were located in 14 regional and area offices in 13 different countries. We maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated. We have 13 offices outside Bermuda, including our administrative office in San Francisco, California and offices in Hackensack, New Jersey; New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Klang, Malaysia; Hong Kong, and Shanghai, China. We lease our office space in Bermuda, the U.S., United Kingdom and Singapore and have exclusive agents that secure office space for us in our other locations. The lease for our Bermuda office expires in December 2016, the lease for our San Francisco office expires in December 2016, the lease for our Hackensack, New Jersey office expires in October 2016, the lease for our New Malden, United Kingdom office expires in December 2019 and our lease for our Singapore office expires in December 2015. In addition, we have non-exclusive agents who represent us in India, Indonesia, Pakistan, Republic of the Philippines, Sri Lanka, Thailand, and Vietnam. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly in Item 3, “Key Information - Risk Factors.”

Dollar amounts in this section of this Annual Report on Form 20-F are expressed in thousands of U.S. dollars unless otherwise indicated.

Executive Summary

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 2.1 million containers, representing more than 3.2 million TEU. We had solid results in 2014, including record total revenues and fleet size, which demonstrates our continued successful execution of our growth strategy and industry leading position. Specifically, in 2014, (i) we grew our owned and managed fleet to a total size of over 3.2 million TEU with the acquisition of 281,000 TEU of new standard dry freight containers, 14,000 TEU of new refrigerated containers, 8,000 TEU of open top and flat rack containers and 146,000 TEU of used containers in 2014 following the acquisition of 33,000 TEU of new containers in the fourth quarter of 2013 for lease out in 2014, representing approximately $925 million in capital expenditures, (ii) we increased the owned portion of our total fleet to 78.9% as of December 31, 2014 from 75.6% as of December 31, 2013, (iii) we completed over $2.4 billion of financing in the debt markets, resulting in over $280 million in net incremental debt funding, (iv) utilization averaged 96.1% in 2014, reaching 97.5% in the fourth quarter of 2014; (v) we received a letter from the Internal Revenue Service (“IRS”) that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed, resulting in the recognition of a discrete benefit of $22.4 million for the re-measurement of our unrecognized tax benefits for the impacted years; and (vi) we reached a $9.9 million settlement, $7.9 million of which related to our owned fleet; for outstanding claims we had in bankruptcy proceedings with one of our Korean lessees for past due billings. Refer to “2015 Outlook” below for further discussion.

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

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new and used containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	the creditworthiness of our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details of these and other factors which may affect our business and results of operations, see Item 3, “Key Information - Risk Factors.”

2015 Outlook

For 2015, we expect business conditions to remain similar to 2014. While we believe our utilization will remain high, we also believe competition will remain strong with continued pressure on rental rates due to the high level of liquidity available to container lessors coupled with low new container prices, ample factory capacity and low interest rates. Two factors that could have a positive effect on our financial performance, an increase in interest rates and an increase in new container prices, seem less likely now than they did six months ago. The strong U.S. dollar, lower oil prices and weaker projected global growth suggest that increases in interest rates are unlikely in the near term. Unless steel prices or demand for containers increases, neither of which we expect in the short term, we do not believe that an increase in new container prices will be likely. We have invested and will continue to invest in new containers only when the projected returns meet or exceed our investment criteria. Furthermore, we believe that over a longer-term horizon, returns earned on containers purchased in today’s lower-priced environment will benefit when container prices or interest rates increase and these containers re-price or are sold under stronger market conditions.

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

Depreciation Expense and Container Impairment. We depreciate our non-refrigerated containers other than open top and flat rack containers, refrigerated containers, tank containers and open top and flat rack containers on a straight-line basis over a period of 13, 12, 20 and 14 years, respectively, to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimate accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning in the first quarter of 2013, depreciation of our existing owned fleet decreased as a result of an increase in the estimated useful life of our non-refrigerated containers other than open top and flat rack containers. However, this decrease was more than offset as a result of an increase in the size of our owned fleet in subsequent periods.

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

A. Operating Results

Comparison of the Years Ended December 31, 2014, 2013 and 2012

The following table summarizes our total revenues for the years ended December 31, 2014, 2013 and 2012 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2014	2013	2012	2014 and 2013	2013 and 2012
	(Dollars in thousands)
Lease rental income	$504,225	$468,732	$383,989	7.6%	22.1%
Management fees	17,408	19,921	26,169	(12.6%)	(23.9%)
Trading container sales proceeds	27,989	12,980	42,099	115.6%	(69.2%)
Gains on sale of containers, net	13,469	27,340	34,837	(50.7%)	(21.5%)

Total revenues	$563,091	$528,973	$487,094	6.4%	8.6%

Lease rental income increased $35,493 (7.6%) from 2013 to 2014. This increase was primarily due to a 13.4% increase in our owned fleet size and a 1.3 percentage point increase in utilization for our owned fleet, partially offset by a 7.1% decrease in average per diem rental rates. Lease rental income increased $84,743 (22.1%) from 2012 to 2013. This increase was primarily due to a 29.7% increase in our owned fleet size, partially offset by a 3.4% decrease in average per diem rental rates and a 2.7 percentage point decrease in utilization for our owned fleet.

Management fees decreased $2,513 (-12.6%) from 2013 to 2014 due to a $1,002 decrease resulting from a 5.9% decrease in the size of the managed fleet primarily due to our acquisitions throughout 2014 of approximately 42,000 TEU of containers that we previously managed, a $933 decrease due to lower fleet profitability, a $338 decrease from lower acquisition fees due to fewer managed container purchases and a $240 decrease in sales commissions. Management fees decreased $6,248 (-23.9%) from 2012 to 2013 due to a $4,164 decrease resulting from a 22.5% decrease in the size of the managed fleet primarily due to our acquisitions throughout 2012 of approximately 155,000 TEU of containers that we previously managed, a $948 decrease from lower acquisition fees due to fewer managed container purchases, a $763 decrease in sales commissions and a $373 decrease due to lower fleet profitability.

Trading container sales proceeds increased $15,009 (115.6%) from 2013 to 2014 due to a $23,997 increase resulting from a 184.9% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $8,988 decrease due to a decrease in average sales proceeds per container. Trading container sales proceeds decreased $29,119 (-69.2%) from 2012 to 2013 due to a $28,403 decrease resulting from a 67.5% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $716 decrease due to a decrease in average sales proceeds per container.

Gains on sale of containers, net, decreased $13,871 (-50.7%) from 2013 to 2014 due to a $16,707 decrease resulting from a decrease in average sales proceeds of $203 per unit and a $1,731 decrease resulting from 826 containers placed on sales-type leases in 2014 compared to 3,539 containers placed on sales-type leases in 2013, partially offset by a $3,591 increase resulting from a 13.8% increase in the number of containers sold and a $976 increase resulting from an increase in average gains on sales-type leases of $276 per unit. Gains on sale of containers, net, decreased $7,497 (-21.5%) from 2012 to 2013 due to a $20,536 decrease resulting from a decrease in average sales proceeds of $283 per unit, a $2,431 decrease resulting from a decrease in average net gains on sales-type leases of $343 per unit and a $1,283 decrease in net gains on sales-type leases resulting from 3,539 containers placed on sales-type leases in 2013 compared to 7,081 containers placed on sales-type leases in 2012, partially offset by a $16,753 increase resulting from a 56.2% increase in the number of containers sold.

The following table summarizes our total operating expenses for the years ended December 31, 2014, 2013 and 2012 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2014	2013	2012	2014 and 2013	2013 and 2012
	(Dollars in thousands)
Direct container expense	$47,446	$43,062	$25,173	10.2%	71.1%
Cost of trading containers sold	27,465	11,910	36,810	130.6%	(67.6%)
Depreciation expense and container impairment	176,596	148,974	104,844	18.5%	42.1%
Amortization expense	4,010	4,226	5,020	(5.1%)	(15.8%)
General and administrative expense	25,778	24,922	23,015	3.4%	8.3%
Short-term incentive compensation expense	4,075	1,779	5,310	129.1%	(66.5%)
Long-term incentive compensation expense	6,639	4,961	6,950	33.8%	(28.6%)
Bad debt (recovery) expense, net	(474)	8,084	1,525	(105.9%)	430.1%

Total operating expenses	$291,535	$247,918	$208,647	17.6%	18.8%

Direct container expense increased $4,384 (10.2%) from 2013 to 2014 primarily due to an increase in the size of our owned fleet, partially offset by an increase in utilization for our owned fleet and included a $2,912 increase in repositioning expense and a $1,244 increase in repair and recovery costs for slow-paying and bankrupt lessees. Direct container expense increased $17,889 (71.1%) from 2012 to 2013 primarily due to a decrease in utilization and an increase in the size of our owned fleet and included a $11,867 increase in storage expense, a $1,873 increase in handling expense and a $1,428 increase in maintenance expense.

Cost of trading containers sold increased $15,555 (130.6%) from 2013 to 2014 due to a $22,019 increase resulting from a 184.9% increase in the number of containers sold due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $6,464 decrease resulting from a 19.1% decrease in the average cost per unit of containers sold. Cost of trading containers sold decreased $24,900 (-67.6%) from 2012 to 2013 due to a $24,835 decrease resulting from a 67.5% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $65 decrease resulting from a 0.5% decrease in the average cost per unit of containers sold.

Depreciation expense and container impairment increased $27,622 (18.5%) from 2013 to 2014 due to a $23,405 increase resulting from an increase in the size of our owned fleet and an increase in impairments of $7,243 to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a $3,026 decrease in impairments for containers that were economically unrecoverable from lessees in default. Depreciation expense and container impairment increased $44,130 (42.1%) from 2012 to 2013 due to a $63,568 increase resulting from an increase in the size of our owned fleet and an impairment of $4,677 in 2013 for containers that were economically unrecoverable from lessees in default, partially offset by a $24,115 decrease due to an increase in estimated useful lives used in the calculation of depreciation expense for non-refrigerated containers other than open top and flat rack containers. We experienced a significant increase in the useful lives of our non-refrigerated containers other than open top and flat rack containers over the few years prior to January 1, 2013 as we entered into leases with longer terms and container prices increased resulting in shipping lines leasing containers for longer periods. Based on this extended period of longer useful lives and our expectations that new equipment lives would remain near those levels, we increased the estimated useful lives of our non-refrigerated containers other than open top and flat rack containers from 12 years to 13 years, effective January 1, 2013.

Amortization expense was $4,010, $4,226 and $5,020 in 2014, 2013 and 2012, respectively. Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the Capital Intermodal, Amficon, Capital and Gateway fleets. Amortization expense decreased $216 (-5.1%) from 2013 to 2014 primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital

Intermodal fleets. Amortization expense decreased $794 (-15.8%) from 2012 to 2013 primarily due to the August 2012 acquisition of the Gateway fleet that we previously managed and the September 2012 acquisition of a portion of the Capital fleet that we previously managed.

General and administrative expense increased $856 (3.4%) from 2013 to 2014 primarily due to a $730 increase in compensation costs, a $207 increase in rent expense and a $198 increase in information technology costs, partially offset by a $250 decrease in travel costs. General and administrative expense increased $1,907 (8.3%) from 2012 to 2013 primarily due to a $1,382 increase in professional fees, a $207 increase in compensation costs and $149 increase in travel costs.

Short-term incentive compensation expense increased $2,296 (129.1%) from 2013 to 2014 primarily due to an increase in the incentive compensation awards for 2014 compared to 2013. Short-term incentive compensation expense decreased $3,531 (-66.5%) from 2012 to 2013 primarily due to a decrease in the incentive compensation awards for 2013 compared to 2012.

Long-term incentive compensation expense increased $1,678 (33.8%) from 2013 to 2014 primarily due to additional share options and restricted share units that were each granted under the 2007 Share Incentive Plan (the “2007 Plan”) in November 2013 and 2014, partially offset by share options and restricted share units granted under the 2007 Plan in November 2009 and 2008, respectively, that vested in January 2014. Long-term incentive compensation expense decreased $1,989 (-28.6%) from 2012 to 2013 primarily due to share options and restricted share units that were granted under the 2007 Plan in November 2008 and October 2007, respectively, that vested in January 2013 and an adjustment to forfeiture rates, partially offset by share options and restricted share units that were each granted under the 2007 Plan in November 2012 and 2013.

Bad debt (recovery) expense, net, changed from a net expense of $8,084 in 2013 to a net recovery of $474 in 2014 primarily due to a provision of $6,104 in 2013 resulting from the bankruptcy of one customer and the default of two additional customers, management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had deteriorated during 2013 and 2014, collections on accounts during 2013 that had previously been included in the allowance for doubtful accounts at December 31, 2012 and $4,958 of proceeds received during 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts. Bad debt expense, net, increased $6,559 (430.1%) from 2012 to 2013 primarily due to a provision of $6,104 in 2013 resulting from the bankruptcy of one customer and the default of two additional customers and management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had deteriorated in 2013, partially offset by collections on accounts during 2013 that had previously been included in the allowance for doubtful accounts at December 31, 2012.

The following table summarizes other income (expenses) for the years ended December 31, 2014, 2013 and 2012 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2014	2013	2012	2014 and 2013	2013 and 2012
	(Dollars in thousands)
Interest expense	$(85,931)	$(85,174)	$(72,886)	0.9%	16.9%
Interest income	119	122	146	(2.5%)	(16.4%)
Realized losses on interest rate swaps, collars and caps, net	(10,293)	(8,409)	(10,163)	22.4%	(17.3%)
Unrealized gains on interest rate swaps, collars and caps, net	1,512	8,656	5,527	(82.5%)	56.6%
Bargain purchase gain	—	—	9,441	N/A	N/A
Other, net	23	(45)	44	(151.1%)	(202.3%)

Net other expense	$(94,570)	$(84,850)	$(67,891)	11.5%	25.0%

Interest expense increased $757 (0.9%) from 2013 to 2014 and $12,288 (16.9%) from 2012 to 2013. Interest expense for 2014 included the write-off of unamortized debt issuance costs of $6,424 and $390 related to the early redemption of Textainer Marine Containers Limited’s (“TMCL”) bonds and the amendment of Textainer Marine Containers II Limited’s (“TMCL II”) secured debt facility, respectively. Interest expense for 2013 included the write-off of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding Ltd.’s (“TAP Funding”) revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively. Interest expense for 2012 included the write-off of unamortized debt issuance costs of $1,463 related to the termination of TMCL’s secured debt facility. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for 2014 compared to 2013 was due to a $15,215 decrease resulting from a decrease in average interest rates of 0.55 percentage points, partially offset by a $10,053 increase resulting from an increase in average debt balances of $292,895. Excluding the write-off of unamortized debt issuance costs, the increase in interest expense for 2013 compared to 2012 was due to a $27,734 increase resulting from an increase in average debt balances of $686,810, partially offset by a $14,878 decrease due to a decrease in average interest rates on the Company’s debt of 0.61 percentage points.

Realized losses on interest rate swaps, collars and caps, net increased $1,884 (22.4%) from 2013 to 2014 due to a $5,386 increase resulting from an increase in average interest rate swap notional amounts of $390,075, partially offset by a $3,502 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.35 percentage points. Realized losses on interest rate swaps, collars and caps, net decreased $1,754 (-17.3%) from 2012 to 2013 due to a $3,848 decrease resulting from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.63 percentage points, partially offset by a $2,094 increase resulting from an increase in average interest rate swap notional amounts of $104,061.

Unrealized gains on interest rate swaps, collars and caps decreased $7,114 (-82.5%) from 2013 to 2014 and increased $3,129 (56.6%) from 2012 to 2013. The decrease in unrealized gains on interest rate swaps, collars and caps, net during 2014 compared to 2013 was primarily due to a lower increase in long-term interest rates during 2014 compared to 2013. The increase in unrealized gains on interest rate swaps, collars and caps, net during 2013 compared to 2012 was primarily due to a higher increase in long-term interest rates during 2013 compared to 2012. Under the majority of our interest rate swap agreements, we make interest payments based on fixed interest rates and receive payments based on the applicable prevailing variable interest rate. As long-term interest rates increased during 2014, 2013 and 2012, the current market rate on interest rate swap agreements with similar terms decreased relative to our existing interest rate swap agreements, which resulted in the unrealized gains on interest rate swaps, collars and caps, net during each of the periods.

On December 20, 2012, our wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company), purchased 50.1% of the outstanding common shares of TAP Funding for cash consideration of $20,532 and reduced management fees with a fair value of $3,852. The purchase of TAP Funding’s common shares was accounted for as a business combination and, because the fair value of the net assets acquired was greater than the fair value of the consideration transferred, a bargain purchase gain of $9,441 was recorded in 2012.

The following table summarizes income tax expense and net (loss) income attributable to the noncontrolling interests for the years ended December 31, 2014, 2013 and 2012 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2014	2013	2012	2014 and 2013	2013 and 2012
	(Dollars in thousands)
Income tax (benefit) expense	$(18,068)	$6,831	$5,493	(364.5%)	24.4%
Net income (loss) attributable to the noncontrolling interests	$5,692	$6,565	$(1,887)	(13.3%)	(447.9%)

Income tax (benefit) expense changed from an income tax expense of $6,831 in 2013 to an income tax benefit of $18,068 in 2014. In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014 the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit of $22,408 during 2014 for the re-measurement of its unrecognized tax benefits for the impacted years. The remaining change in income tax (benefit) expense in 2014 compared to 2013 was due to a $163 decrease in reserves for uncertain tax positions in 2014 compared to a $5,898 increase in reserves for uncertain tax positions in 2013 and a $280 decrease resulting from a lower level of income before tax and noncontrolling interests, partially offset by a $2,564 increase resulting from a higher effective tax rate excluding the re-measurement of unrecognized tax benefits and released liabilities for uncertain tax positions and a $1,286 increase resulting from a lower release of reserves for uncertain tax positions in 2014 compared to 2013. Income tax expense increased $1,338 (24.4%) from 2012 to 2013 due to a $2,065 increase resulting from a higher effective tax rate excluding released liabilities for uncertain tax positions and a $1,759 increase resulting from a lower release of reserves for uncertain tax positions in 2013 compared to 2012, partially offset by a $2,428 decrease resulting from a lower increase in reserves for uncertain tax positions in 2013 compared to 2012 and a $58 decrease resulting from a lower level of income before tax and noncontrolling interests.

Net income attributable to the noncontrolling interests in 2014 and 2013 represents the noncontrolling interest’s portion of TAP Funding and TW Container Leasing, Ltd.’s (“TW”) net income. Net loss attributable to the noncontrolling interests in 2012 primarily represents the noncontrolling interest’s portion of TW’s net loss. See Item 4, “Information on the Company—History and Development of the Company.”

Segment Information

The following table summarizes our income before income tax and noncontrolling interests attributable to each of our business segments for the years ended December 31, 2014 and 2013 and 2012 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2014	2013	2012	2014 and 2013	2013 and 2012
	(Dollars in thousands)
Container ownership	$143,618	$160,145	$175,291	(10.3%)	(8.6%)
Container management	30,298	33,011	36,956	(8.2%)	(10.7%)
Container resale	10,249	10,740	12,787	(4.6%)	(16.0%)
Other	(3,291)	(3,841)	(3,890)	(14.3%)	(1.3%)
Eliminations	(3,888)	(3,850)	(10,588)	1.0%	(63.6%)

Income before income tax and noncontrolling interests	$176,986	$196,205	$210,556	(9.8%)	(6.8%)

Income before income tax and noncontrolling interests attributable to the Container Ownership segment decreased $16,527 (-10.3%) from 2013 to 2014. The following table summarizes the variances included within this decrease:

Increase in depreciation expense and container impairment	$(28,247	)(1)
Decrease in gains on sale of containers, net	(13,871	)(2)
Decrease in unrealized gains on interest rate swaps, collars and caps, net	(7,144	)(3)
Increase in direct container expense	(7,112	)(4)
Increase in realized losses on interest rate swaps, collars and caps, net	(1,884	)(5)
Increase in interest expense	(757	)(6)
Increase in overhead expense	(527	)(7)
Increase in lease rental income	34,949	(8)
Change from bad debt expense, net in 2013 to a bad debt recovery, net in 2014	8,524	(9)
Other	(458)

	$(16,527)

(1)	The increase in depreciation expense and container impairment was primarily due to a $24,030 increase resulting from an increase in the size of our owned fleet and an increase in impairments of $7,243 to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a decrease in impairments of $3,026 for containers that were economically unrecoverable from lessees in default.
(2)	The decrease in gains on sale of containers, net was due to a decrease in average sales proceeds of $203 per unit and a 76.6% decrease in the number of containers placed on sales-type leases, partially offset by a 13.8% increase in the number of containers sold and an increase in average gains on sales-type leases of $276 per unit.
(3)	The decrease in unrealized gains on interest rate swaps, collars and caps, net was due to a lower increase in long-term interest rates in 2014 compared to 2013.
(4)	The increase in direct container expense was primarily due to an increase in the size of our owned fleet, partially offset by an increase in utilization for our owned fleet and included increases in repositioning expense and repair and recovery costs for slow-paying and bankrupt lessees. The increase in direct container expense also included an increase in inter-segment management fees of $3,273 paid to our Container Management segment primarily due to an increase in the size and improved performance of the owned fleet, partially offset by a decrease in inter-segment sales commissions of $163 paid to our Container Resale segment primarily due to decrease in average sales proceeds of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.
(5)	The increase in realized losses on interest rate swaps, collars and caps, net was due to an increase in average interest rate swap notional amounts of $390,075, partially offset by a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.35 percentage points.
(6)	Interest expense for 2014 included the write-off of unamortized debt issuance costs of $6,424 and $390 related to the early redemption of TMCL’s bonds and the amendment of TMCL II’s secured debt facility, respectively. Interest expense for 2013 included the write-off of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding’s revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for 2014 compared to 2013 was due to an increase in average interest rates of 0.55 percentage points, partially offset by an increase in average debt balances of $292,895.
(7)	The increase in overhead expense was primarily due to an increase in overhead management fees paid to our Container Management segment resulting primarily from an increase in compensation costs.
(8)	The increase in lease rental income was primarily due to a 13.4% increase in our owned fleet size and a 1.3 percentage point increase in utilization for our owned fleet, partially offset by a 7.1% decrease in average per diem rental rates.
(9)

Bad debt (recovery) expense, net, changed from a net expense of $7,816 in 2013 to a net recovery of $708 in 2014 primarily due to a provision of $6,104 in 2013 resulting from the bankruptcy of one customer and the default of two additional customers, management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had deteriorated during 2013 and 2014, collections on accounts during 2013 that had previously been included in the allowance for doubtful accounts at December 31, 2012 and $4,958 of proceeds received during 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts.

Income before income tax and noncontrolling interests attributable to the Container Ownership segment decreased $15,146 (-8.6%) from 2012 to 2013. The following table summarizes the variances included within this decrease:

Increase in depreciation expense and container impairment	$(44,270	)(1)
Increase in direct container expense	(25,045	)(2)
Increase in interest expense	(12,288	)(3)
Bargain purchase gain in 2012	(9,441	)(4)
Decrease in gains on sale of containers, net	(7,489	)(5)
Increase in bad debt expense	(6,288	)(6)
Increase in lease rental income	84,520	(7)
Increase in unrealized gains on interest rate swaps, collars and caps, net	3,129	(8)
Decrease in realized losses on interest rate swaps, collars and caps, net	1,754	(9)
Other	272

	$(15,146)

(1)	The increase in depreciation expense and container impairment was due to a $63,708 increase resulting from an increase in the size of our owned fleet and an impairment of $4,677 in 2013 for containers that were economically unrecoverable from lessees in default, partially offset by a $24,115 decrease due to an increase in the estimated useful lives used in the calculation of depreciation expense for non-refrigerated containers other than open top and flat rack containers.
(2)	The increase in direct container expense was primarily due to a decrease in utilization for our owned fleet and an increase in the size of our owned fleet and included increases in storage, handling and maintenance expenses. The increase in direct container expense also included increases in inter-segment management fees and sales commissions of $3,768 and $3,069, respectively, paid to our Container Management and Container Resale segments, respectively, primarily due to an increase in the size and a decline in the performance of the owned fleet and an increase in the volume of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.
(3)	Interest expense for 2013 included the write-off of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding’s revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively. Interest expense for 2012 included the write-off of unamortized debt issuance costs of $1,463 related to the termination of TMCL’s secured debt facility. Excluding the write-off of unamortized debt issuance costs, the increase in interest expense was due to an increase in the average debt balances of $686,810, partially offset by a decrease in average interest rates of 0.61 percentage points.
(4)	The noncash bargain purchase gain in 2012 resulted from TL’s acquisition of a controlling interest in TAP Funding.
(5)	The decrease in gains on sale of containers, net was due to a decrease in average sales proceeds of $283 per unit, a decrease in average net gains on sales-type leases of $343 per unit and a 50.0% decrease in the number of containers placed on sales-type leases, partially offset by a 56.2% increase in the number of containers sold.
(6)	The increase in bad debt expense was primarily due to a provision of $6,104 in 2013 resulting from the bankruptcy of one customer and the default of two additional customers and management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had deteriorated in 2013, partially offset by collections on accounts during 2013 that had previously been included in the allowance for doubtful accounts at December 31, 2012.
(7)	The increase in lease rental income was primarily due to a 29.7% increase in our owned fleet size, partially offset by a 3.4% decrease in average per diem rental rates and a 2.7 percentage point decrease in utilization for our owned fleet.

(8)	The increase in unrealized gains on interest rate swaps, collars and caps, net was due to a higher increase in long-term interest rates in 2013 compared to 2012.
(9)	The decrease in realized losses on interest rate swaps, collars and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed rates paid on interest rate swaps of 0.63 percentage points, partially offset by an increase in average interest rate swap notional amounts of $104,061.

Income before income tax and noncontrolling interests attributable to the Container Management segment decreased $2,713 (-8.2%) from 2013 to 2014. The following table summarizes the variances included within this decrease:

Increase in short-term incentive compensation expense	$(2,081	)(1)
Increase in overhead expense	(1,368	)(2)
Increase in long-term incentive compensation expense	(1,782	)(3)
Increase in management fees	1,768	(4)
Decrease in amortization expense	202	(5)
Other	548

	$(2,713)

(1)	The increase in short-term incentive compensation expense was due to an increase in the incentive compensation awards for 2014 compared to 2013.
(2)	The increase in overhead expense was primarily due to an increase in compensation costs, rent expense and information technology costs, partially offset by a decrease in travel costs.
(3)	The increase in long-term incentive compensation expense was primarily due to additional share options and restricted share units that were each granted under the 2007 Plan in November 2013 and 2014, partially offset by share options and restricted share units granted under the 2007 Plan in November 2009 and 2008, respectively, that vested in January 2014.
(4)	The increase in management fees was due to a $3,273 increase in inter-segment management fees received from our Container Ownership segment primarily due to an increased size and improved profitability of the owned container fleet and a $743 increase in inter-segment acquisition fees received from our Container Ownership segment primarily due to an increase in the amount of owned container purchases, partially offset by a $2,248 decrease in management fees from external customers resulting from a 5.9% decrease in the size of the managed fleet primarily due to our acquisitions throughout 2014 of approximately 42,000 TEU of containers that we previously managed. Inter-segment management fees and acquisition fees are eliminated in consolidation.
(5)	The decrease in amortization expense was primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.

Income before income tax and noncontrolling interests attributable to the Container Management segment decreased $3,945 (-10.7%) from 2012 to 2013. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(8,370	)(1)
Increase in overhead expense	(768	)(2)
Decrease in short-term incentive compensation expense	3,298	(3)
Decrease in amortization expense	987	(4)
Decrease in long-term incentive compensation expense	939	(5)
Other	(31)

	$(3,945)

(1)

The decrease in management fees was primarily due to a $5,860 decrease in management fees from external customers resulting from a 22.5% decrease in the size of the managed fleet primarily due to our acquisitions throughout 2012 of 155,000 TEU of containers that we previously managed and a $6,278 decrease in inter-segment acquisition fees received from our Container Ownership segment primarily due to a decrease in the amount of owned container purchases, partially offset by a $3,768 increase in inter-segment management fees received from our Container Ownership segment due to an increase in the size and a decline in the profitability of the owned container fleet. Inter-segment management fees and acquisition fees are eliminated in consolidation.

(2)	The increase in overhead expense was primarily due to an increase in professional fees, compensation costs and travel costs.
(3)	The decrease in short-term incentive compensation expense was due to a lower incentive compensation award for 2013 compared to 2012.
(4)	The decrease in amortization expense was primarily due to the acquisitions of managed containers discussed above.
(5)	The decrease in long-term incentive compensation expense was primarily due to share options and restricted share units that were granted under the 2007 Plan in November 2008 and October 2007, respectively, that vested in January 2013 and an adjustment to forfeiture rates, partially offset by share options and restricted share units that were each granted under the 2007 Plan in November 2012 and 2013.

Income before income tax and noncontrolling interests attributable to the Container Resale segment decreased $491 (-4.6%) from 2013 to 2014. The following table summarizes the variances included within this decrease:

Decrease in gains on container trading, net	$(546	)(1)
Decrease in management fees	(398	)(2)
Change from bad debt expense, net in 2013 to a bad debt recovery, net in 2014	502	(3)
Other	(49)

	$(491)

(1)	The decrease in gains on container trading, net was due to a decrease in average sales margin per container, partially offset by a 184.9% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell.
(2)	The decrease in management fees was due to a decrease in sales commissions resulting from a $235 decrease in sales commissions from external customers and a $163 decrease in inter-segment sales commissions received from our Container Ownership segment primarily due to a decrease in average sales proceeds of managed and owned container sales. Inter-segment sales commissions are eliminated in consolidation.
(3)	Bad debt (recovery) expense, net changed from a net expense of $268 in 2013 to a net recovery of $234 in 2014 primarily due to proceeds received during 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts.

Income before income tax and noncontrolling interests attributable to the Container Resale segment decreased $2,047 (-16.0%) from 2012 to 2013. The following table summarizes the variances included within this decrease:

Decrease in gains on container trading, net	$(4,219	)(1)
Increase in management fees	2,306	(2)
Other	(134)

	$(2,047)

(1)	The decrease in gains on container trading, net was due to a 67.5% decrease in unit sales resulting from a decrease in the number of trading containers that we were able to source and sell and a decrease in average sales margin per container.

(2)	The increase in management fees was due to an increase in sales commissions resulting from $3,069 increase in inter-segment sales commissions received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, partially offset by a $763 decrease in sales commissions from external customers primarily due to a decrease in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

Loss before income tax and noncontrolling interests attributable to Other activities unrelated to our reportable business segments decreased $550 (-14.3%) from 2013 to 2014 primarily due to a $478 decrease in corporate overhead expense resulting primarily from a decrease in professional fees and a $74 decrease in long-term incentive compensation expense resulting from share options and restricted share units that were granted under the 2007 Plan in November 2009 and 2008, respectively, that vested in January 2014.

Loss before income tax and noncontrolling interests attributable to Other activities unrelated to our reportable business segments decreased $49 (-1.3%) from 2012 to 2013 primarily due to a $841 decrease in long-term incentive compensation expense resulting from share options and restricted share units that were granted under the 2007 Plan in November 2008 and October 2007, respectively, that both vested in January 2013 and an adjustment to forfeiture rates, partially offset by a $791 increase in corporate overhead expense primarily due to an increase in professional fees.

Segment eliminations increased $38 (1.0%) from 2013 to 2014 and consisted of a $743 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $705 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations decreased $6,738 (-63.6%) from 2012 to 2013 and primarily consisted of a $6,278 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $602 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 72% of our direct container expenses in 2014 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In 2014, our non-U.S. dollar operating expenses were spread among 18 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

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

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. We estimate the useful lives of our non-refrigerated containers other than open top and flat rack containers, refrigerated containers, tank containers and open top and flat rack containers to be 13, 12, 20 and 14 years, respectively. Over a few years prior to January 1, 2013, we experienced a significant increase in the useful lives of our non-refrigerated containers other than open top and flat rack containers as we entered into leases with longer terms and container prices increased resulting in shipping lines leasing containers for longer periods.

Based on this extended period of longer useful lives and our expectation that new equipment lives will remain near those levels, we increased the estimated useful lives of our non-refrigerated containers other than open top and flat rack containers from 12 years to 13 years, effective January 1, 2013. The effect of this change has been and will continue to be a reduction in depreciation expense as compared to what would have been reported using the previous estimate. We estimate the residual values of our primary non-refrigerated containers other than open top and flat rack containers to be $1,050 for a 20’, $1,300 for a 40’, $1,650 for a 40’ high cube and the residual value of our 40’ high cube refrigerated containers to be $4,500. Our residual value estimates are based on recent sales history, market conditions for the sale of used containers and trends, which we believe are currently the best indicator of the residual value we will realize.

If market conditions in the future warrant a further change of our estimates of the useful lives or residual values of our containers, we may be required to again recognize increased or decreased depreciation expense. A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income.

On a quarterly basis we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. This evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type and year of manufacture. Any such impairment would be expensed in our results of operations. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Were there to be a triggering event that may indicate impairment, undiscounted future cash flows would be compared to the book values of the corresponding asset group. Estimated undiscounted cash flows would be based on historical lease operating revenue and expenses and historical residual values, adjusted to reflect current market conditions. In 2013 and 2014 the Company recorded impairments for containers that were economically unrecoverable from lessees in default. Prior to 2013, the Company had never recorded an impairment for any container while classified as held for use, see below for discussion of Containers Held for Sale. When an impairment exists, the containers are written down to their fair value. This fair value is then the containers’ new cost basis and is depreciated over their remaining useful lives in marine services to their estimated residual values. Any impairment charge results in decreased net income.

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

Other factors reducing losses due to default by a lessee or customer include effective collection tools, our high recovery rate for containers in default situations and the re-marketability of our container fleet. The strong growth in the container shipping industry helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, have historically been needed to meet the demand for world containerized trade. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults for most of our customers, in addition to the insurance that our customers are required to obtain.

During 2009 through 2014, we recovered 90.0% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios and dispositions of used equipment. The guidance is effective for interim and annual periods beginning after December 15, 2016, with early application prohibited. We do not expect the adoption of ASU 2014-09 to have a material impact on our consolidated financial statements.

B.	Liquidity and Capital Resources

As of December 31, 2014, we had cash and cash equivalents of $107,067. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility”), TW (the “TW Revolving Credit Facility”), and TAP Funding (the “TAP Funding Revolving Credit Facility), (4) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to TMCL II (the “TMCL II Secured Debt Facility”) and Textainer Marine Containers IV Limited (“TMCL IV”) (the “TMCL IV Secured Debt Facility”), (5) proceeds from TL’s term loan (the “TL Term Loan”), (6) proceeds from the issuance of Series 2012-1, 2013-1 and 2014-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”, “2013-1 Bonds” and“2014-1 Bonds”, respectively) and (7) proceeds from the issuance of common shares in a public offering. As of December 31, 2014, we had the following outstanding borrowings and borrowing capacities under the TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan and the 2013-1 and 2014-1 Bonds (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TMCL II Secured Debt Facility	$852,100	$347,900	$1,200,000	$852,100	$43,786	$895,886
TMCL IV Secured Debt Facility	165,000	135,000	300,000	165,000	—	165,000
TL Revolving Credit Facility	684,500	15,500	700,000	684,500	15,500	700,000
TW Revolving Credit Facility	134,290	115,710	250,000	134,290	2,919	137,209
TAP Funding Revolving Credit Facility	126,000	24,000	150,000	126,000	24,000	150,000
TL Term Loan	475,700	—	475,700	475,700	—	475,700
2013-1 Bonds	263,288	—	263,288	263,288	—	263,288
2014-1 Bonds	296,377	—	296,377	296,377	—	296,377

Total	$2,997,255	$638,110	$3,635,365	$2,997,255	$86,205	$3,083,460

We have typically funded a significant portion of the purchase price of new containers through borrowings under our TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TL Revolving Credit Facility, TW Revolving Credit Facility, and TAP Funding Revolving Credit Facility and intend to continue to utilize these facilities in the future. In 2012, 2013 and 2014, at such time as our secured debt facilities reached an appropriate size, the facilities were refinanced through the issuance of bonds to institutional investors. We anticipate similar refinancings at such times as the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility or any similar revolving debt facilities we establish nears their maximum size. This timing will depend on our level of future purchases of containers and the size of our debt facilities in the future.

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

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares. Our board of directors takes a fresh view every quarter, taking into consideration our cash needs for opportunities that may be available to us, and sets our dividend accordingly. The TL Revolving Credit Facility and TL Term Loan also prohibit TL from paying dividends to TGH in excess of 70% of TL’s immediately preceding four quarters of net income attributable to TL excluding unrealized losses (gains) on interest rate swaps, collars and caps, net. A substantial amount of cash used by TGH to pay dividends to its common shareholders is received from TL in the form of dividends.

Our consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2014, cumulative earnings of approximately $32,617 would be subject to income taxes of approximately $9,785 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

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

Description of Indebtedness

TMCL II Secured Debt Facility. TMCL II has a securitization facility with a total commitment of $1,200,000 (the “TMCL II Secured Debt Facility”). Our primary ongoing container financing requirements have been funded by commitments under the TMCL II Secured Debt Facility. Of the total commitment amount, $852,100 had been drawn and the additional amount available for borrowing, as limited by TMCL II’s borrowing base, was $43,786 at December 31, 2014.

TMCL II is required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is one-month London Inter Bank Offered Rate (“LIBOR”) plus 1.70% during the revolving period prior to the Conversion Date (September 15, 2017). Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. There is a commitment fee of 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. In addition, there is an agent’s fee, which is payable monthly in arrears.

Under the TMCL II Indenture, TGH, TMCL II and TGH’s wholly-owned subsidiary, Textainer Equipment Management Limited (“TEML”), must maintain certain financial covenants, including the following (i) TMCL II must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) Textainer Equipment Management (U.S.) Limited (“TEML US”), a wholly-owned subsidiary of TEML, may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2014.

The TMCL II Secured Debt Facility is governed by the Indenture and secured by a pledge of, among other things, TMCL II’s containers, certain contracts related to TMCL II’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL II’s containers, and all other assets of TMCL II to the extent that they relate to the containers. Under the terms of the TMCL II Secured Debt Facility, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL II’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the TMCL II Secured Debt Facility are secured by a pledge of TMCL II’s total assets, which amounted to $1,187,198 at December 31, 2014. The Secured Debt Facility also contains restrictive covenants regarding the average age of TMCL II’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL II and TEML were in compliance at December 31, 2014.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the TMCL II Secured Debt Facility. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL II’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2014.

Events of default under the TMCL II Indenture include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	insolvency defaults;

•	manager default shall have occurred and shall have not been remedied, waived or cured;

•	invalidity of the lien on collateral;

•	the funded notes exceeding the asset base over a specific period;

•	payment on the notes by the insurer thereof;

•	TMCL II becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain Employee Retirement Income Security Act (“ERISA”) events.

•	TL or its affiliates shall fail to own all of the authorized and issued shares of TMCL II.

TMCL IV Secured Debt Facility. TMCL IV has a securitization facility pursuant to which it has issued Floating Rate Asset Backed Notes 2013-1 (“2013-1 Notes”) with a total commitment of up to $300,000 (the “TMCL IV Secured Debt Facility”). TMCL IV’s ongoing container financing requirements have been funded by commitments under the TMCL IV Secured Debt Facility. Of the total commitment amount, $165,000 had been drawn and the additional amount available for borrowing, as limited by TMCL IV’s borrowing base, was $0 at December 31, 2014. The TMCL IV Secured Debt Facility was amended on February 4, 2015 to extend its Conversion Date from August 5, 2015 to February 2, 2018, reduce its interest rate during the revolving period prior to the Conversion Date from LIBOR plus 2.25% to LIBOR plus 1.95% and reduce its commitment fee. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. TMCL IV is required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. Interest is payable monthly in arrears from its inception until its Conversion Date.

Prior to the amendment dated February 4, 2015, the commitment fee, which was payable monthly in arrears, was 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility were less than 50% of the total commitment and a designated bank’s commitment is more than $150,000; otherwise, the commitment fee was 0.50%. As amended, the commitment fee, which is payable monthly in arrears, is 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility is less than 50% of the total commitment; otherwise, the commitment fee is 0.40%.

Prior to the Conversion Date, each of the 2013-1 Notes is a revolving note with a maximum principal amount equal to the amount of that 2013-1 Note. As a result, the amount funded under such 2013-1 Notes may be less than the face amount of that 2013-1 Note. TMCL IV may request funding under the 2013-1 Notes from time to time prior to the Conversion Date. Each of the 2013-1 Notes provides for payments of interest only during the period from its inception until its Conversion date, with a provision that if not renewed the 2013-1 Notes will be payable in full on the final payment date, two years after the Conversion Date.

Under the TMCL IV Indenture, TGH, TMCL IV, TEML and TEMUS must maintain certain financial covenants, including the following (i) TMCL IV must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TMCL IV and TGH must maintain at least a 1.00:1.00 container disposition ratio; (iii) TEML may not incur more than $1,000 of consolidated funded debt; (iv) TEML must make at least $2,000 in after-tax profits annually; (v) TEML US may not incur more than $1,000 of consolidated funded debt (vi); TEML US must make at least $200 in after-tax profits annually; and (vii) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2014.

The TMCL IV Secured Debt Facility is governed by the Indenture and secured by a pledge of, among other things, TMCL IV’s containers, certain contracts related to TMCL IV’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL IV’s containers, and all other assets of TMCL IV to the extent that they relate to the containers. Under the terms of the TMCL IV Secured Debt Facility, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL IV’s book value of equipment, excess funding amount, restricted cash and direct financing and sales-type leases. The total obligations under the TMCL IV Secured Debt Facility are secured by a pledge of TMCL IV’s total assets, which amounted to $285,590 at December 31, 2014. The TMCL IV Secured Debt Facility also contains restrictive covenants regarding the ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL IV and TEML were in compliance at December 31, 2014.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the TMCL IV Secured Debt Facility. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL IV’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2014.

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

TL Revolving Credit Facility. TL has a credit agreement with Bank of America, N.A. and other lenders to provide it with a revolving credit facility (the “TL Credit Agreement”) with a total commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility, together, the “TL Revolving Credit Facility”). The TL Revolving Credit Facility provides for payments of interest only during its term, beginning on its inception date through September 24, 2017, the Maturity Date. Interest on the borrowings under the TL Revolving Credit Facility at December 31, 2014 was based on either the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable quarterly in arrears. In addition, there is an agent’s fee on the commitment amount, which is payable annually in advance. As of December 31, 2014, $684,500 was outstanding under the TL Revolving Credit Facility.

Under the terms of the TL Revolving Credit Facility, the total outstanding principal amount available to be drawn thereunder is calculated pursuant to a formula based on the net book value of our containers and our outstanding debt with respect thereto. Any outstanding letter of credit not cash collateralized will reduce the amount available in the form of cash borrowings under the TL Revolving Credit Facility. The TL Revolving Credit Facility provided an additional amount available, as limited by the Company’s borrowing base, in the amount of $15,500 at December 31, 2014.

The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Credit Facility contains certain restrictive financial covenants on TL and TGH. The TL Revolving Credit Facility’s covenants require TGH and TL each to maintain (1) a consolidated leverage ratio of 4.0 to 1.00 or less; and (2) a minimum consolidated interest coverage ratio of 2.00 to 1.00. We were in compliance with all such covenants at December 31, 2014.

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

We have made certain representations and warranties in the TL Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. The TL Credit Agreement restricts, among other things, our ability to consummate mergers, sell and acquire assets, make certain types of payments relating to our share capital, including dividends, incur indebtedness, permit liens on assets, make investments, enter into or amend certain contracts, enter into certain transactions with affiliates or negative pledge with respect to shares of TMCL II, TMCL III, TMCL IV, TAP Funding, TW and other receivable subsidiaries.

Events of default under the TL Credit Agreement include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made or deemed made;

•	a default in required payment by TL or TGH on certain indebtedness or guarantee in excess of $15,000;

•	bankruptcy or insolvency defaults of TL or TGH or any subsidiary;

•	inability to pay debts by TL or TGH or any subsidiary;

•	unsatisfied judgments against us that could result in a material adverse change or that equal at least $15,000 to the extent not subject to a policy of insurance;

•	the occurrence of certain ERISA events;

•	actual or asserted invalidity or impairment of any loan documentation;

•	change of control of TGH, TL, TMCL II, TMCL III, TMCL IV and TEML.

TW Revolving Credit Facility. Our 25% owned joint venture, TW, has a credit agreement (“TW Credit Agreement”) with Wells Fargo Bank, N.A. (“WFB”), a wholly-owned subsidiary of Wells Fargo & Company, with a total commitment amount of up to $250,000 (the “TW Revolving Credit Facility”). TW’s primary ongoing container financing requirements are funded by commitments under the TW Revolving Credit Facility. The interest rate on the TW Revolving Credit Facility, payable monthly in arrears, is one-month LIBOR plus 2.0% through September 18, 2016. There is a commitment fee of 0.50% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The aggregate loan principal balance is due on the maturity date, September 18, 2026. As of December 31, 2014, $134,290 was outstanding under the TWCL Revolving Credit Facility.

The TW Revolving Credit Facility is secured by TW’s containers and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Revolving Credit Facility, as limited by TW’s borrowing base, was $2,919 at December 31, 2014.

The TW Revolving Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $167,302 as of December 31, 2014. The TW Revolving Credit Facility contains restrictive covenants, including limitations on TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Revolving Credit Facility contains certain restrictive financial covenants on TGH’s leverage, debt service coverage, TEML’s net income and debt levels, and TW’s overall Asset Base minimums. We were in compliance with all such covenants at December 31, 2014.

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

TAP Funding Revolving Credit Facility. Our 50.1% owned joint venture, TAP Funding, has a credit agreement (the “TAP Funding Credit Agreement”) with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $150,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, is one-month LIBOR plus 1.75% through its maturity date, December 23, 2018. There is a commitment fee of 0.55% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The revolving credit period ends on December 23, 2018 and the aggregate loan principal balance is due on the maturity date. Total outstanding principal under the TAP Funding Revolving Credit Facility was $126,000 at December 31, 2014.

The TAP Funding Revolving Credit Facility is secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. The additional amount available for borrowing under the TAP Funding Revolving Credit Facility, as limited by TAP Funding’s borrowing base, was $24,000 at December 31, 2014.

The TAP Funding Revolving Credit Facility II is secured by a pledge of TAP Funding’s assets. TAP Funding’s total assets amounted to $201,354 as of December 31, 2014. The TAP Funding Revolving Credit Facility II also contains restrictive covenants, including limitations on TEML’s net income and debt levels, TAP Funding’s certain liens, indebtedness, investments, overall Asset Base minimums, certain earnings ratio, tangible net worth and the average age of TAP Funding’s container fleet, in which TAP Funding was in full compliance at December 31, 2014.

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

TL Term Loan. TL has a five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. The TL Term Loan was entered into on April 30, 2014 and proceeds from the TL Term Loan, our secured debt facilities and available cash were used to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred all of its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and TMCL IV.

Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, scheduled principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount of equal to 1.58% of the initial principal balance and one final installment payable on the maturity date. Interest payments are payable in arrears on the last day of each interest period, not to exceed three months.

The TL Term Loan is secured by a segregated pool of the our containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the outstanding debt and a formula based on the TGH’s net book value of containers.

TGH acts as an unconditional guarantor of the TL Term Loan. In addition, there is an agent’s fee which is payable annually in advance. The TL Term Loan contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Term Loan contains restrictive financial covenants on TGH’s leverage and interest coverage and on TL’s leverage and interest coverage. We were in compliance with all such covenants at December 31, 2014.

Events of default under the TL Term Loan include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made or deemed made;

•	a default in required payment by TL or TGH on certain indebtedness or guarantee in excess of $15,000;

•	bankruptcy or insolvency defaults of TL or TGH or any subsidiary;

•	inability to pay debts by TL or TGH or any subsidiary;

•	unsatisfied judgments against us that could result in a material adverse change or that equal at least $15,000 to the extent not subject to a policy of insurance;

•	the occurrence of certain ERISA events;

•	actual or asserted invalidity or impairment of any loan documentation;

•	change of control of TGH, TL, TMCL II, TMCL III, TMCL IV and TEML.

2013-1 Bonds. TMCL III has issued $300,900 aggregate principal amount at 99.5% of par value of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) pursuant to its Series 2013-1 Supplement, dated as of September 25, 2013, to its Indenture, dated as of September 25, 2013 (as amended as of October 30, 3014) (the “TMCL III Indenture”). The 2013-1 Bonds are term notes and were purchased by various institutional investors.

Payments of principal and interest on the 2013-1 Bonds are due monthly. The 2013-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a final target payment date of September 20, 2023), but shall not exceed a maximum payment term of 25 years (with a legal final payment date of September 20, 2038). Under a 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. TMCL III will not be permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate applicable to the 2013-1 Bonds is fixed at 3.90% per annum. Overdue payments of principal and interest on the 2013-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

Under the TMCL III Indenture and Series 2013-1 Supplement, TGH, TMCL III, TEML and TEML US must maintain certain financial covenants, including the following (i) TMCL III must maintain at least a 1.10 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TEML US may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2014

The 2013-1 Bonds are all governed by the TMCL III Indenture and are secured by a pledge of, among other things, TMCL III’s containers, certain contracts related to TMCL III’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL III’s containers, and all other assets of TMCL III to the extent that they relate to the containers. Under the terms of the 2013-1 Bonds, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL III’s book value of equipment, excess funding amount, restricted cash and direct financing and sales-type leases. The 2013-1 Bonds also contain restrictive covenants regarding the average age of TMCL III’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL III and TEML were in compliance at December 31,2014.

2014-1 Bonds. TMCL III has issued $301,400 aggregate principal amount at 99.9% of par value of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) pursuant to its Series 2014-1 Supplement, dated as of October 30, 2014, to the TMCL III Indenture. The 2014-1 Bonds are term notes and were purchased by various institutional investors.

Payments of principal and interest on the 2014-1 Bonds are due monthly. The 2014-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a final target payment date of October 20, 2024), but shall not exceed a maximum payment term of 25 years (with a legal final payment date of October 20, 2039). Under a 10-year amortization schedule, $30,140 in 2014-1 Bond principal will amortize per year. TMCL III will not be permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to the payment date occurring on November 30, 2016. The interest rate applicable to the 2014-1 Bonds is fixed at 3.27% per annum. Overdue payments of principal and interest on the 2014-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

Under the TMCL III Indenture and Series 2014-1 Supplement, TGH, TMCL III, TEML and TEML US must maintain certain financial covenants, including the following (i) TMCL III must maintain at least a 1.10 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TEML US may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2014

The 2013-1 and 2014-1 Bonds are all governed by the TMCL III Indenture and are secured by a pledge of, among other things, TMCL III’s containers, certain contracts related to TMCL III’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL III’s containers, and all other assets of TMCL III to the extent that they relate to the containers. Under the terms of the 2013-1 Bonds and the 2014-1 Bonds, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL III’s book value of equipment, excess funding amount, restricted cash and direct financing and sales-type leases. The 2013-1 Bonds and 2014-1 Bonds also contain restrictive covenants regarding the average age of TMCL III’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL III and TEML were in compliance at December 31, 2014.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the TMCL III Indenture and the 2013-1 Bonds and the 2014-1 Bonds. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL III’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2014.

Events of default under the 2013-1 Bonds and the 2014-1 Bonds include, among others:

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

•	invalidity of the lien on collateral;

•	the funded notes exceeding the asset base over a specific period;

•	payment on the notes by the insurer thereof;

•	certain defaults under other documents related to each of the notes;

•	the funded notes exceeding the asset base;

•	payment on the notes by the insurer thereof;

•	TMCL III becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2014, 2013 and 2012:

	December 31,			% Change Between
	2014	2013	2012	2014 and 2013	2013 and 2012
	(Dollars in thousands)
Net income	$195,054	$189,374	$205,063	3.0%	(7.7%)
Adjustments to reconcile net income to net cash provided by operating activities	167,753	127,255	73,292	31.8%	73.6%

Net cash provided by operating activites	362,807	316,629	278,355	14.6%	13.8%
Net cash used in investing activities	(599,097)	(584,480)	(986,115)	2.5%	(40.7%)
Net cash provided by financing activities	223,246	287,992	732,929	(22.5%)	(60.7%)
Effect of exchange rate changes	(112)	(45)	142	148.9%	(131.7%)

Net (decrease) increase in cash and cash equivalents	(13,156)	20,096	25,311	(165.5%)	(20.6%)
Cash and cash equivalents at beginning of year	120,223	100,127	74,816	20.1%	33.8%

Cash and cash equivalents at end of year	$107,067	$120,223	$100,127	(10.9%)	20.1%

Operating Activities

Net cash provided by operating activities increased $46,178 (14.6%) from 2013 to 2014. The following table summarizes the variances included within this increase:

Increase in net income adjusted for noncash items	$18,996	(1)
Decrease in gains on sale of containers, net	13,871	(2)
Decrease in trading containers, net in 2014 compared to an increase in 2013	12,049	(3)
Other, net	1,262

	$46,178

(1)	The increase in net income adjusted for noncash items such as depreciation expense and container impairment, discrete tax benefits for the re-measurement of unrecognized tax benefits and unrealized gains on interest rate swaps, collars and caps, net was primarily due to a 13.4% increase in our owned fleet size due to the purchase of new and used containers and a 1.3 percentage point increase in utilization for our owned fleet, partially offset by a 7.1% decrease in average per diem rental rates.

(2)	The decrease in gains on sale of containers, net was due to a decrease in average sales proceeds of $203 per unit and a 76.7% decrease in the number of containers placed on sales-type leases, partially offset by a 13.8% increase in the number of containers sold and an increase in average net gains on sales-type leases of $276 per unit.
(3)	The decrease in trading containers, net in 2014 compared to an increase in 2013 was due to a change in the number of trading containers that were held for sale.

Net cash provided by operating activities increased $38,274 (13.8%) from 2012 to 2013. The following table summarizes the variances included within this increase:

Increase in net income adjusted for noncash items	$42,048	(1)
Decrease in due from affiliates, net in 2013 compared to an increase in 2012	7,941	(2)
Increase in trading containers, net in 2013 compared to a decrease in 2012	(11,387	)(3)
Other, net	(328)

	$38,274

(1)	The increase in net income adjusted for noncash items such as depreciation expense and container impairment, bargain purchase gain and unrealized gains on interest rate swaps, collars and caps, net was primarily due to a 29.7% increase in our owned fleet size due to the purchase of new and used containers, partially offset by a 3.4% decrease in per diem rental rates and a 2.7 percentage point decrease in utilization for our owned fleet.
(2)	The decrease in due from affiliates, net in 2013 compared to the increase in 2012 was due to the timing of payments received from affiliates.
(3)	The increase in trading containers, net in 2013 compared to the decrease in 2012 was due to a change in the number of trading containers that were held for sale.

Investing Activities

Net cash used in investing activities increased $14,617 (2.5%) from 2013 to 2014 due to a higher amount of container purchases, partially offset by a higher receipt of payments on direct financing and sales-type leases, net of income earned and higher proceeds from the sale of containers and fixed assets.

Net cash used in investing activities decreased $401,635 (-40.7%) from 2012 to 2013 due to a lower amount of container purchases, the payment for the acquisition of TAP Funding in 2012, a higher receipt of payments on direct financing and sales-type leases, net of income earned and higher proceeds from the sale of containers and fixed assets.

Financing Activities

Net cash provided by financing activities decreased $64,746 (-22.5%) from 2013 to 2014. The following table summarizes the variances included within this increase:

Increase in principal payments on bonds payable	$(602,383)
Decrease in net proceeds from revolving credit facilities	(226,251)
Principal payments on term loan	(24,300)
Increase in dividends paid	(2,449)
Decrease in proceeds received from the issuance of common shares upon the exercise of share options	(1,120)
Decrease in excess tax benefit from share-based compensation awards	(320)
Proceeds from term loan	500,000
Increase in net proceeds from secured debt facilities	273,900
Decrease in restricted cash during 2014 compared to an increase in restricted cash during 2013	11,065
Increase in capital contributions from noncontrolling interest	3,981
Increase in proceeds from bonds payable	1,939
Decrease in debt issuance costs paid	1,192

$(64,746)

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

At December 31, 2014, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2014:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility	$852,100	$—	$—	$21,303	$85,210	$85,210	$660,377
TMCL IV Secured Debt Facility	165,000	—	—	—	165,000	—	—
TL Revolving Credit Facility	684,500	—	—	684,500	—	—	—
TW Revolving Credit Facility	134,290	—	—	—	—	—	134,290
TAP Funding Revolving Credit Facility	126,000	—	—	—	—	126,000	—
TL Term Loan	475,700	31,600	31,600	31,600	31,600	349,300	—
2013-1 Bonds	263,288	30,090	30,090	30,090	30,090	30,090	112,838
2014-1 Bonds	296,377	30,140	30,140	30,140	30,140	30,140	145,677
Interest obligation (1)	295,741	62,589	57,347	50,917	37,600	27,940	59,348
Interest rate swaps payable (2)	33,605	10,630	8,476	7,129	4,968	1,710	692
Office lease obligations	3,211	1,539	1,372	100	100	100	—
Container contracts payable	63,323	63,323	—	—	—	—	—

Total contractual obligations	$3,393,135	$229,911	$159,025	$855,779	$384,708	$650,490	$1,113,222

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 2.16%.
(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.17%, for all periods, for all interest rate contracts outstanding as of December 31, 2014.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 13, 2015. Our board of directors is elected annually and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

In accordance with our bye-laws, our board of directors are elected annually on a staggered basis, with each director holding office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Philip K. Brewer, Isam K. Kabbani and James E. McQueen are designated Class II directors, to hold office until our 2015 annual general meeting of shareholders, John A. Maccarone, Dudley R. Cottingham, Hyman Shwiel and James E. Hoelter are designated Class I directors, to hold office until our 2016 annual general meeting of shareholders and Neil I. Jowell, Cecil Jowell and David M. Nurek are designated Class III directors, to hold office until our 2017 annual general meeting of shareholders. Thereafter, directors in each class will be elected for three-year terms. Directors may be re-elected when their term of office expires.

As of March 6, 2016, Trencor, through the Halco Trust and Halco, held a beneficiary interest in approximately 47.9% of our outstanding share capital. See Item 4, “Information on the Company—Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, five of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Neil I. Jowell(1)(2)(3)(4)	81	Chairman
Philip K. Brewer	57	Director, President and Chief Executive Officer
Dudley R. Cottingham(1)(2)(3)	63	Director
James E. Hoelter(1)(2)(3)(4)	75	Director
Cecil Jowell(4)	79	Director
Isam K. Kabbani	80	Director
John A. Maccarone(2)(3)	70	Director
James E. McQueen(1)(4)	70	Director
David M. Nurek(2)(3)(4)	65	Director
Hyman Shwiel(1)(2)(3)	70	Director
Robert D. Pedersen	55	President and Chief Executive Officer of Textainer Equipment Management Limited
Hilliard C. Terry, III	45	Executive Vice President and Chief Financial Officer
Ernest J. Furtado	59	Senior Vice President and Chief Accounting Officer

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Hoelter, Neil Jowell and McQueen are non-voting members.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.
(4)	Director of Trencor, the indirect beneficiary of 47.9% of our share interest.

Certain biographical information about each of these individuals is set forth below.

Directors

Neil I. Jowell has served as our director and chairman since December 1993. He has been a director of Trencor since 1966, and was appointed chairman in 1973. Mr. Jowell has over 50 years of experience in the transportation industry. He holds an M.B.A. from Columbia University and Bachelor of Commerce and L.L.B. degrees from the University of Cape Town. Mr. Neil I. Jowell and Mr. Cecil Jowell are brothers.

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

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 30 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda and Irish Stock Exchanges. He is a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

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

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995 and is chairman of Trencor’s remuneration and nomination and social and ethics committees and a member of its audit committee. Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffmann & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town, and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

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

Hilliard C. Terry, III was appointed Executive Vice President and Chief Financial Officer in January 2012. Prior to joining the company, Mr. Terry served as Vice President and Treasurer at Agilent Technologies, Inc., where he worked prior to the company’s initial public offering in 1999 and subsequent spin-off from Hewlett-Packard Company (HP). He previously served as the head of Investor Relations until he was appointed Vice President and Treasurer in 2006. Before joining Agilent Technologies, Mr. Terry worked in marketing and investor relations for HP’s VeriFone subsidiary and joined VeriFone, Inc. in 1995 prior to the company’s acquisition by HP in 1997. He also held positions in investor relations with Kenetech Corporation and investment banking at Goldman, Sachs & Co. Mr. Terry currently serves on the board of directors of Umpqua Holdings Corporation, a publicly traded financial services company and on the board of its principal subsidiary, Umpqua Bank. Mr. Terry also serves of the board of trustees of the Oakland Museum of California. Mr. Terry holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from Golden Gate University.

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

The aggregate direct compensation we paid to our executive officers as a group (four persons) for the year ended December 31, 2014 was approximately $2.3 million, which included approximately $0.6 million in bonuses and approximately $85 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. On November 19, 2014, our executive officers as a group were granted 89,965 share options, with an exercise price of $34.14 and an expiration date of November 19, 2024, and 89,965 restricted share units through our 2007 Share Incentive Plan. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2014, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2014 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2014, all STIP participants, including our executive officers received 70% of their target incentive award.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2014 was approximately $579. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

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

•

Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors, as required by NYSE standards. The members of our compensation committee are Messrs. Cottingham, Hoelter, Maccarone, Neil Jowell, Nurek and Shwiel. Messrs. Neil Jowell, Hoelter and Nurek are directors of Trencor. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence and Mr. Shwiel serves as our Lead Independent Director.

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

As of December 31, 2014, we employed 162 people. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 6, 2015:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 56,983,324 common shares issued and outstanding on March 6, 2015. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares
	Beneficially Owned
Holders	Shares (1)	% (2)
5% or More Shareholders
Halco Holdings Inc. (3)	27,278,802	47.9%
Trencor Limited (3)	27,278,802	47.9%

Directors and Executive Officers
Philip K. Brewer (4)	359,162	*
Dudley R. Cottingham	8,080	*
James E. Hoelter (5)	28,286,528	49.6%
Cecil Jowell (6)	27,876,791	48.9%
Neil I. Jowell (6)	27,876,791	48.9%
Isam K. Kabbani (7)	2,829,385	5.0%
John A. Maccarone (8)	1,485,565	2.6%
James E. McQueen (9)	27,283,882	47.9%
David M. Nurek (10)	27,283,882	47.9%
Hyman Shwiel	6,033	*
Robert D. Pedersen	315,201	*
Hilliard C. Terry, III	88,316	*
Ernest J. Furtado (11)	193,593	*
Current directors and executive officers (13 persons) as a group	34,778,001	61.0%

*	Less than 1%.

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common shares beneficially owned include the following share options and restricted share units:

	Grant Date
	October 9, 2007	November 19, 2008	November 18, 2009	November 18, 2010	November 16, 2011	January 20, 2012	November 14, 2012	November 14, 2013	May 22, 2014	November 19, 2014
Share options
Exercise price	$16.50	$7.10	$16.97	$28.26	$28.54	$31.34	$28.05	$38.36	N/A	$34.14
Expiration date	October 8, 2017	November 18, 2018	November 17, 2019	November 17, 2020	November 15, 2021	January 19, 2022	November 14, 2022	November 14, 2023	N/A	November 19, 2024
Philip K. Brewer	16,802	12,998	22,350	15,000	30,000	—	32,000	36,000	—	38,520
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—	—
James E. Hoelter	—	—	—	—	—	—	—	—	—	—
Cecil Jowell	—	—	—	—	—	—	—	—	—	—
Neil I. Jowell	—	—	—	—	—	—	—	—	—	—
Isam K. Kabbani	—	—	—	—	—	—	—	—	—	—
John A. Maccarone	—	—	—	—	—	—	—	—	—	—
James E. McQueen	—	—	—	—	—	—	—	—	—	—
David M. Nurek	—	—	—	—	—	—	—	—	—	—
Hyman Shwiel	—	—	—	—	—	—	—	—	—	—
Robert D. Pedersen	—	—	4,692	7,500	16,500	—	23,000	26,000	—	27,820
Hilliard C. Terry, III	—	—	—	—	—	10,000	11,000	12,500	—	13,375
Ernest J. Furtado	—	—	—	5,000	7,125	—	10,000	10,000	—	10,250

Restricted share units
Philip K. Brewer	—	—	—	—	7,500	—	16,000	27,000	—	38,520
Dudley R. Cottingham	—	—	—	—	—	—	—	—	1,033	—
James E. Hoelter	—	—	—	—	—	—	—	—	1,033	—
Cecil Jowell	—	—	—	—	—	—	—	—	1,033	—
Neil I. Jowell	—	—	—	—	—	—	—	—	1,033	—
Isam K. Kabbani	—	—	—	—	—	—	—	—	1,033	—
John A. Maccarone	—	—	—	—	—	—	—	—	1,033	—
James E. McQueen	—	—	—	—	—	—	—	—	1,033	—
David M. Nurek	—	—	—	—	—	—	—	—	1,033	—
Hyman Shwiel	—	—	—	—	—	—	—	—	1,033	—
Robert D. Pedersen	—	—	—	—	5,500	—	11,500	19,500	—	27,820
Hilliard C. Terry, III	—	—	—	—	—	2,500	5,500	9,375	—	13,375
Ernest J. Furtado	—	—	—	—	2,375	—	5,000	7,500	—	10,250

(2)	Percentage ownership is based on 56,983,324 shares outstanding as of March 6, 2015.

(3)	Includes 27,278,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly-owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. Neil Jowell, the chairman of both our board of directors and the board of directors of Trencor, Mr. Cecil Jowell, Mr. McQueen and Mr. Nurek, all members of our board of directors and the board of directors of Trencor and Mr. Edwin Oblowitz, a member of the board of directors of Trencor.

(4)	Includes 66,472 shares held by the Philip Brewer 2009 Trust.

(5)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Hoelter due to his position as a director of Trencor), 116,791 shares held by the James E. Hoelter & Virginia S. Hoelter Trust, 519,156 shares held by the JEH-VSH Limited Partnership #1, and 370,746 shares held by the JEH-VSH Limited Partnership #2. The general partners of each of the partnerships are James and Virginia Hoelter. Mr. Hoelter is one of our directors and a member of the board of directors of Trencor. Mr. Hoelter disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(6)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Cecil Jowell and Mr. Neil Jowell due to their positions as directors of Trencor) and 596,956 shares held by Hemisphere Investments Limited (“Hemisphere”), a company owned by a trust in which members of Mr. Cecil Jowell’s and Mr. Neil Jowell’s families are discretionary beneficiaries. Mr. Cecil Jowell and Mr. Neil Jowell are our directors, directors of Halco, protectors of The Halco Trust and members of the board of directors of Trencor. In addition, Mr. Cecil Jowell and Mr. Neil Jowell and family trusts of which they are discretionary beneficiaries have significant ownership interests in Trencor. Mr. Cecil Jowell and Mr. Neil Jowell disclaim beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Hemisphere and Halco.

(7)	Includes 2,696,454 shares held by Delmas Inv. Holding S.A, an affiliate of Mr. Kabbani and 130,073 shares held by Rima Tariq Alsafadi, Mr. Kabbani’s spouse.

(8)	Includes 1,205,100 shares held by the Maccarone Family Partnership L.P., 276,982 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA.

(9)	Includes 27,278,802 shares are held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. McQueen due to his position as a director of Trencor). Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(10)	Includes 27,278,802 shares are held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor). Mr. Nurek is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(11)	Includes 126,093 shares held by Ernest James Furtado and Barbara Ann Pelletreau, Trustees of the Furtado-Pelletreau 2003 Revocable Living Trust UDT dated November 28, 2003.

As of March 6, 2014, based on information available to the Company, 6,000 of our common shares issued and outstanding were held by one record holder in our domicile and headquarters country (Bermuda).

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we have extended loans to our employees in connection with their acquisition of our common shares in accordance with our various employees’ share schemes. As of December 31, 2014 and 2013, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, and we will not extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

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

Agreements with IKK Group

Textainer Equipment Management Limited has entered into a management agreement with IKK Foundation, related to Textainer Equipment Management Limited’s management of containers owned by IKK Foundation. Director Isam Kabbani is the beneficial owner of IKK Foundation. In 2014, 2013 and 2012, we managed approximately 10,000 TEU (for which we received approximately $154 in management fees), 10,000 TEU (for which we received approximately $116 in management fees) and 8,000 TEU (for which we received approximately $155 in management fees), respectively, for IKK Foundation.

Relationships and Agreements with Entities Related to Trencor Limited

Halco is wholly-owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust include Neil I. Jowell, Cecil Jowell, David Nurek and James McQueen, all of whom are members of our board of directors and the board of directors of Trencor. In addition, two of our directors, Cecil Jowell and James McQueen, are also members of the board of directors of Halco.

We have entered into an agreement with LAPCO, an associate of Halco, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2014, 2013 and 2012, we received the following fees or commissions from LAPCO: (i) $3,048, $3,455 and $3,072, respectively, in management fees and (ii) $634, $939 and $1,195, respectively, in sales commissions. In 2014, 2013 and 2012, fees received under the LAPCO agreement accounted for 3.8%, 4.9% and 3.4%, respectively, of total combined Container Management and Container Resale segment revenue and 0.7%, 0.8% and 0.9%, respectively, of total revenue. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

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

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company — Business Overview—Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

The following table summarizes dividends that we have declared and paid since January 1, 2012:

Date Declared	Dividend per Outstanding Common Share	Total Dividend
February 2012	$0.37	$18,288
May 2012	$0.40	$19,816
August 2012	$0.42	$20,839
November 2012	$0.44	$24,530
February 2013	$0.45	$25,313
May 2013	$0.46	$25,896
August 2013	$0.47	$26,481
October 2013	$0.47	$26,509
February 2014	$0.47	$26,626
May 2014	$0.47	$26,644
August 2014	$0.47	$26,655
October 2014	$0.47	$26,723
February 2015	$0.47	$26,781

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

In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) the revolving credit facility or term loan of our wholly-owned subsidiary, Textainer Limited, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum tangible net worth level (which level would decrease by the amount of any dividend paid), (ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid) and (iii) a minimum ratio of certain income (which amount would decrease by the amount of any dividend paid) to current obligations. Please see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of these covenants. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

In 2014 we began calculating our earnings and profits under U.S. federal income tax principles for purposes of determining whether distributions exceed our current and accumulated earnings and profits. We believe that some or all of our distributions will be treated as a return of capital to our U.S. shareholders and we report each quarter on our website at www.textainer.com whether that quarter’s distribution exceeds our current accumulated earnings and profits. The taxability of the dividends does not impact our corporate tax position. You should consult with a tax advisor to determine the proper tax treatment of these distributions.

B.	Significant Changes

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2014, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
2014	$39.87	$29.25
2013	$43.06	$31.98
2012	$39.00	$27.45
2011	$37.56	$19.74
2010	$31.35	$14.72

Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2014	$35.98	$29.25
Third quarter 2014	$39.14	$31.12
Second quarter 2014	$39.87	$37.68
First quarter 2014	$38.51	$35.27
Fourth quarter 2013	$40.22	$34.87
Third quarter 2013	$39.21	$32.92
Second quarter 2013	$40.60	$35.85
First quarter 2013	$41.01	$34.87

Monthly Highs and Lows (over the most recent six month period):
February 2015	$34.27	$32.20
January 2015	$34.44	$31.34
December 2014	$35.20	$32.27
November 2014	$35.98	$33.95
October 2014	$34.44	$29.25
September 2014	$35.49	$31.12

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

Trencor, a South African company listed on the JSE, has an indirect beneficiary interest in 47.9% of our issued and outstanding shares. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

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

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the common shares, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders. In addition, certain non-corporate U.S. Holders may be subject to an additional 3.8% Medicare tax on capital gain. See “—Medicare Tax” below.

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

Whenever a reference is made in this Annual Report on Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. You can read our SEC filings over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for further information on the operation of the public reference facilities. Copies of reports and other information may also be inspected in the offices of the NYSE, 20 Broad Street, New York, New York 10005.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2014, 2013 and 2012 were denominated in U.S. dollars. During 2014, 2013 and 2012, 28%, 32% and 36%, respectively, of our direct container expenses were paid in up to 18 different foreign currencies, respectively. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk. We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized (losses) gains on interest rate swaps, collars and caps, net in the consolidated statement of income.

As of December 31, 2014, 2013 and 2012, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

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

The notional amount of the interest rate swap agreements was $1,181,534 as of December 31, 2014, with expiration dates between January 2015 and July 2023. We receive fixed rates between 0.41% and 1.99% under the interest rate swap agreements. The net fair value liability of these agreements was $651 and $2,113 as of December 31, 2014 and 2013, respectively.

The notional amount of the interest rate collar agreements was $61,216 as of December 31, 2014, with expiration dates between April 2019 and October 2022.

The notional amount of the interest rate cap agreements was $625,260 as of December 31, 2014, with expiration dates between January 2015 and December 2015.

Based on the debt balances and derivative instruments as of December 31, 2014, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value of interest rate swaps, collars and caps, net of $25,317, an increase in interest expense of $27,738 and a decrease in realized losses on interest rate swaps and caps, net of $10,159.

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

As of December 31, 2014, approximately 95.5% of accounts receivable for our total fleet and 99.7% of the finance lease receivables were from container lessees and customers outside of the U.S. Customers in the PRC (including Hong Kong), France, Korea, Switzerland, Singapore and Taiwan accounted for approximately 16.5%, 11.8%, 11.5%, 10.8%, 10.6% and 10.1%, respectively, of our total fleet container leasing revenue for 2014. Customers in no other country accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Lease billings from our 20 largest container lessees represented $462,469, or 74.7% of our total owned and managed fleet container lease billings for 2014, with lease billings from our single largest container lessee accounting for $72,800, or 11.8% and another container lessee accounting for $69,158, or 11.2% of our owned and managed fleet container lease billings during such period. We had no other container lessees accounting for over 10% of our owned and managed fleet container lease billings in 2014.

An allowance for doubtful accounts of $12,139 has been established against receivables as of December 31, 2014 for our owned fleet. During 2014, receivable write-offs, net of recoveries, totaled $2,278 for our owned fleet.

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

Textainer’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Textainer’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

C.	Report of the Registered Public Accounting Firm

Our internal controls over financial reporting as of December 31, 2014 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-3 in this Annual Report on Form 20-F.

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

There have been no other changes in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with New York Stock Exchange (“NYSE”) rules, we have an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. As a foreign private issuer, we are not required to comply with NYSE requirements that our audit committee has a minimum of three members and that all of our audit committee members satisfy the NYSE’s requirements for independence. Our audit committee has five members, Messrs. Shwiel (Lead Independent Director), Cottingham, Neil Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the audit committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Mr. Shwiel and Mr. Cottingham are audit committee financial experts. The other three members (Messrs. Hoelter, Neil Jowell and McQueen) are directors of Trencor and have no voting rights. Our board of directors has adopted an audit committee charter effective October 9, 2007.

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

During 2014, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

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

The following is a summary of the fees billed to us by our principal accountants for professional services rendered during 2014 and 2013:

Fee Category	2014 Fees	2013 Fees
Audit Fees	$1,700	$1,477
Audit-Related Fees	16	63
Tax Fees	3	3
All Other Fees	58	64

Total Fees	$1,777	$1,607

Audit Fees— Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit fees. Fees of $16 and $63 billed in 2014 and 2013, respectively, relate to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees— Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

All Other Fees— Consists of fees for product and services other than the services reported above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on the exemption afforded by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. Three of the five members of our audit committee (Messrs. Hoelter, Neil Jowell and McQueen) are directors of Trencor, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns a majority of our common shares. Each of Messrs. Hoelter, Neil Jowell and McQueen is neither a voting member nor chairperson of our audit committee nor one of our executive officers. We believe that such reliance does not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3.

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

•

Mr. Shwiel serves as our lead independent director. The lead independent director is an independent director as defined by applicable NYSE rules and is elected annually by the independent directors of the board. The lead independent director is responsible for coordinating the activities of the independent directors and shall perform such other duties and responsibilities as the board may determine. In addition to the duties of all board members, the specific responsibilities of the lead independent director are as follows:

•	Act as the principal liaison between the independent directors of the board and the chairman of the board;

•	Develop the agenda for and preside at executive sessions of the board’s independent directors when needed;

•

If requested by the chairman, approve with the chairman of the board the agenda for board and board committee meetings and the need for special meetings of the board, and service as deputy board chairman;

•

Advise the chairman of the board as to the quality, quantity and timeliness of the information submitted by the Company’s management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties;

•	Recommend to the board the retention of advisors and consultants who report directly to the board;

•	Assist the board and Company officers in better ensuring compliance with and implementation of the Corporate Governance Guidelines;

•	Serve as chairman of the board when the chairman is not present; and

•	Serve as a liaison for consultation and communication with shareholders.

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

March 13, 2015

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedules I and II. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Textainer Group Holdings Limited and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Textainer Group Holdings Limited and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

San Francisco, CA

March 13, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited Textainer Group Holdings Limited and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Textainer Group Holdings Limited and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Textainer Group Holdings Limited and subsidiaries’ maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the financial statement schedules I and II, and our report dated March 13, 2015 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

/s/ KPMG LLP

San Francisco, CA

March 13, 2015

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2014, 2013 and 2012

(All currency expressed in United States dollars in thousands, except per share amounts)

	2014		2013		2012
Revenues:
Lease rental income		$504,225		$468,732		$383,989
Management fees		17,408		19,921		26,169
Trading container sales proceeds		27,989		12,980		42,099
Gains on sale of containers, net		13,469		27,340		34,837

Total revenues		563,091		528,973		487,094

Operating expenses:
Direct container expense		47,446		43,062		25,173
Cost of trading containers sold		27,465		11,910		36,810
Depreciation expense and container impairment		176,596		148,974		104,844
Amortization expense		4,010		4,226		5,020
General and administrative expense		25,778		24,922		23,015
Short-term incentive compensation expense		4,075		1,779		5,310
Long-term incentive compensation expense		6,639		4,961		6,950
Bad debt (recovery) expense, net		(474)		8,084		1,525

Total operating expenses		291,535		247,918		208,647

Income from operations		271,556		281,055		278,447

Other (expense) income :
Interest expense		(85,931)		(85,174)		(72,886)
Interest income		119		122		146
Realized losses on interest rate swaps, collars and caps, net		(10,293)		(8,409)		(10,163)
Unrealized gains on interest rate swaps, collars and caps, net		1,512		8,656		5,527
Bargain purchase gain		—		—		9,441
Other, net		23		(45)		44

Net other expense		(94,570)		(84,850)		(67,891)

Income before income tax and noncontrolling interests		176,986		196,205		210,556
Income tax benefit (expense)		18,068		(6,831)		(5,493)

Net income		195,054		189,374		205,063
Less: Net (income) loss attributable to the noncontrolling interests	(5,692)		(6,565)		1,887

Net income attributable to Textainer Group Holdings Limited common shareholders	$189,362		$182,809		$206,950

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$3.34		$3.25		$4.04
Diluted	$3.32		$3.21		$3.96
Weighted average shares outstanding (in thousands):
Basic	56,719		56,317		51,277
Diluted	57,079		56,862		52,231
Other comprehensive income:
Foreign currency translation adjustments		(112)		(45)		142

Comprehensive income		194,942		189,329		205,205
Comprehensive (income) loss attributable to the noncontrolling interest		(5,692)		(6,565)		1,887

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$189,250		$182,764		$207,092

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2014 and 2013

(All currency expressed in United States dollars in thousands)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$107,067	$120,223
Accounts receivable, net of allowance for doubtful accounts of $12,139 and $14,891 at 2014 and 2013, respectively	91,866	91,967
Net investment in direct financing and sales-type leases	89,003	64,811
Trading containers	6,673	13,009
Containers held for sale	25,213	31,968
Prepaid expenses and other current assets	17,593	19,063
Deferred taxes	2,100	1,491

Total current assets	339,515	342,532
Restricted cash	60,310	63,160
Containers, net of accumulated depreciation of $685,667 and $562,456 at 2014 and 2013, respectively	3,629,882	3,233,131
Net investment in direct financing and sales-type leases	280,002	217,310
Fixed assets, net of accumulated depreciation of $9,139 and $8,286 at 2014 and 2013, respectively	1,385	1,635
Intangible assets, net of accumulated amortization of $30,968 and $27,092 at 2014 and 2013, respectively	24,991	29,157
Interest rate swaps, collars and caps	1,568	1,831
Other assets	21,324	20,227

Total assets	$4,358,977	$3,908,983

Liabilities and Equity
Current liabilities:
Accounts payable	$5,652	$8,086
Accrued expenses	11,935	9,838
Container contracts payable	63,323	22,819
Deferred revenue and other liabilities	317	345
Due to owners, net	11,003	12,775
Term loan	31,600	—
Bonds payable	59,959	161,307

Total current liabilities	183,789	215,170
Revolving credit facilities	944,790	860,476
Secured debt facilities	1,017,100	808,600
Term loan	444,100	—
Bonds payable	498,428	836,901
Interest rate swaps, collars and caps	2,219	3,994
Income tax payable	7,696	16,050
Deferred taxes	5,675	19,166
Other liabilities	2,815	3,132

Total liabilities	3,106,612	2,763,489

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,863,094 and 56,450,580 at 2014 and 2013, respectively	565	564
Additional paid-in capital	378,316	366,197
Accumulated other comprehensive income	(43)	69
Retained earnings	813,707	730,993

Total Textainer Group Holdings Limited shareholders’ equity	1,192,545	1,097,823
Noncontrolling interests	59,820	47,671

Total equity	1,252,365	1,145,494

Total liabilities and equity	$4,358,977	$3,908,983

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2014, 2013 and 2012

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders’ Equity
			Additional paid-in capital	Accumulated other comprehensive income (loss)
	Common shares				Retained earnings	Noncontrolling interest	Total equity
	Shares	Amount
Balances, December 31, 2011	48,951,114	$490	$154,460	$(28)	$528,906	$1,098	$684,926
Dividends to shareholders ($1.63 per common share)	—	—	—	—	(83,473)	—	(83,473)
Restricted share units vested	376,315	4	(4)	—	—	—	—
Exercise of share options	302,100	3	4,666	—	—	—	4,669
Issuance of common shares in public offering, net of offering costs	6,125,000	61	184,778				184,839
Long-term incentive compensation expense	—	—	7,968	—	—	—	7,968
Tax benefit from share options exercised and restricted share units vested	—	—	2,580	—	—	—	2,580
Capital contributions from noncontrolling interest	—	—	—	—	—	12,007	12,007
Acquisition of TAP Funding Ltd.	—	—	—	—	—	27,412	27,412
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	206,950	—	206,950
Net income attributable to noncontrolling interests	—	—	—	—	—	(1,887)	(1,887)
Foreign currency translation adjustments	—	—	—	142	—	—	142

Total comprehensive income							205,205

Balances, December 31, 2012	55,754,529	558	354,448	114	652,383	38,630	1,046,133

Dividends to shareholders ($1.85 per common share)	—	—	—	—	(104,199)	—	(104,199)
Restricted share units vested	488,860	4	(4)	—	—	—	—
Exercise of share options	207,191	2	3,615	—	—	—	3,617
Long-term incentive compensation expense	—	—	5,694	—	—	—	5,694
Tax benefit from share options exercised and restricted share units vested	—	—	2,444	—	—	—	2,444
Capital contributions from noncontrolling interest	—	—	—	—	—	2,476	2,476
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	182,809	—	182,809
Net income attributable to noncontrolling interests	—	—	—	—	—	6,565	6,565
Foreign currency translation adjustments	—	—	—	(45)	—	—	(45)

Total comprehensive income							189,329

Balances, December 31, 2013	56,450,580	564	366,197	69	730,993	47,671	1,145,494

Dividends to shareholders ($1.88 per common share)	—	—	—	—	(106,648)	—	(106,648)
Restricted share units vested	281,438	1	(1)	—	—	—	—
Exercise of share options	131,076	—	2,497	—	—	—	2,497
Long-term incentive compensation expense	—	—	7,499	—	—	—	7,499
Tax benefit from share options exercised and restricted share units vested	—	—	2,124	—	—	—	2,124
Capital contributions from noncontrolling interest	—	—	—	—	—	6,457	6,457
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	189,362	—	189,362
Net income attributable to noncontrolling interests	—	—	—	—	—	5,692	5,692
Foreign currency translation adjustments	—	—	—	(112)	—	—	(112)

Total comprehensive income							194,942

Balances, December 31, 2014	56,863,094	$565	$378,316	$(43)	$813,707	$59,820	$1,252,365

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2014, 2013 and 2012

(All currency expressed in United States dollars in thousands)

	2014	2013	2012
Cash flows from operating activities:
Net income	$195,054	$189,374	$205,063

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	176,596	148,974	104,844
Bad debt (recovery) expense, net	(474)	8,084	1,525
Unrealized gains on interest rate swaps, collars and caps, net	(1,512)	(8,656)	(5,527)
Amortization of debt issuance costs and accretion of bond discount	17,144	11,587	11,700
Amortization of intangible assets	4,010	4,226	5,020
Amortization of acquired net below-market leases	—	—	(33)
Amortization of deferred revenue	—	(1,001)	(6,026)
Gains on sale of containers, net	(13,469)	(27,340)	(34,837)
Bargain purchase gain	—	—	(9,441)
Share-based compensation expense	7,499	5,694	7,968
Decrease (increase) in:
Accounts receivable, net	575	(5,949)	(4,226)
Trading containers, net	6,336	(5,713)	5,674
Prepaid expenses and other current assets	(12,240)	(4,692)	218
Due from affiliates, net	—	4,377	(3,564)
Other assets	8,196	(3,852)	2,219
Increase (decrease) in:
Accounts payable	(2,434)	3,635	1,631
Accrued expenses	2,097	(4,491)	(4,850)
Deferred revenue and other liabilities	(345)	(413)	(316)
Due to owners, net	(1,772)	(443)	(1,460)
Long-term income tax payable	(8,354)	(11,530)	4,851
Deferred taxes, net	(14,100)	14,758	(2,078)

Total adjustments	167,753	127,255	73,292

Net cash provided by operating activities	362,807	316,629	278,355

Cash flows from investing activities:
Purchase of containers and fixed assets	(818,451)	(765,418)	(1,087,489)
Payment for TAP Funding Ltd.	—	—	(20,532)
Proceeds from sale of containers and fixed assets	141,181	123,738	91,324
Receipt of payments on direct financing and sales-type leases, net of income earned	78,173	57,200	30,582

Net cash used in investing activities	(599,097)	(584,480)	(986,115)

Cash flows from financing activities:
Proceeds from revolving credit facilities	393,251	447,138	435,720
Principal payments on revolving credit facilities	(308,937)	(136,573)	(127,327)
Proceeds from secured debt facilities	470,500	249,600	907,000
Principal payments on secured debt facilities	(262,000)	(315,000)	(853,697)
Proceeds from term loan	500,000	—	—
Principal payments on term loan	(24,300)	—	—
Proceeds from bonds payable	301,298	299,359	400,000
Principal payments on bonds payable	(741,405)	(139,022)	(118,168)
Decrease (increase) in restricted cash	2,850	(8,215)	(7,173)
Debt issuance costs	(12,441)	(13,633)	(24,048)
Issuance of common shares upon exercise of share options	2,497	3,617	4,669
Issuance of common shares in public offering, net of offering costs	—	—	184,839
Excess tax benefit from share-based compensation awards	2,124	2,444	2,580
Capital contributions from noncontrolling interest	6,457	2,476	12,007
Dividends paid	(106,648)	(104,199)	(83,473)

Net cash provided by financing activities	223,246	287,992	732,929

Effect of exchange rate changes	(112)	(45)	142

Net (decrease) increase in cash and cash equivalents	(13,156)	20,096	25,311
Cash and cash equivalents, beginning of the year	120,223	100,127	74,816

Cash and cash equivalents, end of the year	$107,067	$120,223	$100,127

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest and realized losses on interest rate swaps, collars and caps, net	$79,536	$81,440	$70,392
Net income taxes paid	$2,045	$1,454	$820
Supplemental disclosures of noncash investing activities:
Increase (decrease) in accrued container purchases	$40,504	$(64,889)	$62,198
Containers placed in direct financing and sales-type leases	$164,218	$121,152	$149,115
Intangible assets relinquished for container purchases	$—	$—	$8,305

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

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

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include special-purpose containers. These containers are financed through retained earnings; revolving credit facilities, secured debt facilities and a term loan provided by banks; bonds payable to investors; and a public offering of TGH’s common shares. Expenses related to lease rental income include direct container expenses, depreciation expense and interest expense.

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

Management fees are typically a percentage of net operating income of each Owner’s fleet and consist of fees earned by the Company for services related to the management of the containers, sales commissions and net acquisition fees earned on the acquisition of containers. Expenses related to the provision of management services include general and administrative expense, short-term and long-term incentive compensation expense and amortization expense.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

Container Resale

The Company buys and subsequently resells used containers (trading containers) from third parties. Container sales revenue represents the proceeds on the sale of containers purchased for resale. Cost of containers sold represents the cost of equipment purchased for resale that were sold as well as the related selling costs. The Company earns sales commissions related to the sale of the containers that it manages.

(b)	Principles of Consolidation and Variable Interest Entity

The consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

On December 20, 2012, the Company’s wholly-owned subsidiary, Textainer Limited (“TL”), purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) from TAP Ltd. (“TAP”) (also see Note 2 “Bargain Purchase Gain”). Both before and after this purchase, TAP Funding leases containers to lessees under operating, direct financing and sales-type leases. TAP is governed by members and management agreements and the Company’s wholly-owned subsidiary, Textainer Equipment Management Limited (“TEML”), manages all of TAP Funding’s containers, making day-to-day decisions regarding the marketing, servicing and design of TAP Funding’s leases. TL’s purchase of a majority ownership of TAP Funding’s common shares allowed the Company to increase the size of its owned fleet at an attractive price. Under TAP Funding’s members agreement, TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. As common shareholders, TL has two voting rights and TAP has one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings and the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. In addition, TL has an option to purchase the remaining outstanding common shares of TAP Funding held by TAP during the period beginning January 1, 2019 and through December 1, 2020 for a purchase price equal to the equity carrying value of TAP Funding plus 6% of TAP’s percentage ownership interest in TAP Funding minus the sum of any and all U.S. federal, state and local taxes of any nature that would be recognized by TL if TAP Funding was liquidated by TL immediately after TL purchased its shares.

Subsequent to TL’s purchase of a majority ownership of TAP Funding’s common shares, the Company includes TAP Funding’s financial statements in its consolidated financial statements. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net (income) loss attributable to the noncontrolling interest’s operations is shown as net (income) loss attributable to the noncontrolling interests on the Company’s consolidated statements of comprehensive income.

The Company has a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), between TL and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement with Wells Fargo

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

Bank, N.A. (“WFB”), TW maintains a revolving credit facility with an aggregate commitment of up to $250,000 for the origination of direct financing leases to finance up to 85% of the book value of TW’s net investment in direct financing leases (see Note 11 “Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”). Both WFC and WFB are directly and indirectly wholly-owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, TEML manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases.

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

Accordingly, the Company includes TW’s financial statements in its consolidated financial statements. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. The equity owned by WFC in TW is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net (income) loss attributable to the noncontrolling interest’s operations is shown as net (income) loss attributable to noncontrolling interests on the Company’s consolidated statements of comprehensive income.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by TL, Textainer Marine Containers II Limited (“TMCL II”) and Textainer Marine Containers III Limited (“TMCL III”), all Bermuda companies and all of which were wholly-owned subsidiaries of the Company as of December 31, 2014 and 2013.

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

December 31, 2014, 2013, and 2012

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

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of December 31, 2014:

Year ending December 31:
2015	$317,390
2016	233,601
2017	166,116
2018	105,562
2019 and thereafter	92,887

Total future minimum lease payments receivable	$915,556

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

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

A functional currency is determined for each of the entities within the Company based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency, excluding its foreign subsidiaries, is the U.S. dollar. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange gains (losses), reported in direct container expense in the consolidated statements of comprehensive income were $67, $75, and $(177) for the years ended December 31, 2014, 2013 and 2012, respectively. For consolidation purposes, the financial statements are translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income.

(i)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. The Company estimates the useful lives of its non-refrigerated containers other than open top and flat rack containers, refrigerated containers, tank containers and open top and flat rack containers to be 13, 12, 20 and 14 years, respectively. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis.

Over a few years prior to January 1, 2013, the Company experienced a significant increase in the useful lives of its non-refrigerated containers other than open top and flat rack containers as the Company entered

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

into leases with longer terms and container prices increased resulting in shipping lines leasing containers for longer periods. Based on this extended period of longer useful lives and the Company’s expectation that new equipment lives would remain near those levels, the Company increased the estimated useful lives of its non-refrigerated containers other than open top and flat rack containers from 12 years to 13 years, effective January 1, 2013. The effect of this change was a reduction in depreciation expense of $34,846 ($33,881 after tax) and $24,115 ($23,155 after tax) for the years ended December 31, 2014 and 2013, respectively. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

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

The Company has evaluated the recoverability of the recorded amount of container rental equipment at December 31, 2014 and 2013. During the years ended December 31, 2014 and 2013, depreciation expense and container impairment included impairments of $1,651 and $4,677, respectively, for containers that were economically unrecoverable from lessees in default.

During the years ended December 31, 2014, 2013 and 2012, the Company recorded impairments of $11,457, $4,214 and $759, which are included in depreciation expense and container impairment in the consolidated statements of comprehensive income, to write-down the carrying value of 35,953, 13,226 and 1,771 containers identified for sale, respectively, to their estimated fair value. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. At December 31, 2014 and 2013, the carrying value of 9,452 and 4,405 containers identified for sale included impairment charges of $3,892 and $1,383, respectively. The carrying value of these containers identified for sale amounted to $10,606 and $7,418 as of December 31, 2014 and 2013, respectively, and is included in containers held for sale in the consolidated balance sheets.

During the years ended December 31, 2014, 2013 and 2012, the Company recorded the following net gains on sales of containers, included in gains on sale of containers, net in the consolidated statements of comprehensive income:

	2014		2013		2012
	Units	Amount	Units	Amount	Units	Amount
Gains on sale of previously written down containers, net	30,686	$3,657	9,431	$2,954	1,441	$971
Gains on sale of containers not written down, net	66,877	9,812	64,553	24,386	45,621	33,866

Gains on sales of containers, net	97,563	$13,469	73,984	$27,340	47,062	$34,837

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

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

(k)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a DPP to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically renegotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(l)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt in prepaid expenses and other current assets and other assets in the consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the terms of the related debt and the amortization is recorded in the consolidated statements of comprehensive income as interest expense. In 2014, 2013 and 2012, debt issuance costs of $12,490, $13,633 and $24,048, respectively, were

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

capitalized and amortization of debt issuance costs of $10,044, $10,612 and $10,237, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off and recorded in interest expense. In 2014, interest expense included $390 and $6,424 of write-offs of unamortized debt issuance costs related to the amendment of TMCL II’s secured debt facility and the redemption of the Company’s wholly-owned subsidiary, Textainer Marine Containers Limited’s (“TMCL”) (a Bermuda Company) 2005-1 Bonds, 2011-1 Bonds and 2012-2 Bonds, respectively, (see Note 11 “Secured Debt Facilities, Revolving Debt Facilities, Term Loan and Bonds Payable, and Derivative Instruments”). In 2013, interest expense included $650 and $245 of write-offs of unamortized debt issuance costs related to the termination of TAP Funding’s revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively. In 2012, interest expense included a $1,463 write-off of unamortized debt issuance costs related to the termination of TMCL’s secured debt facility.

(m)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. During 2014, 2013 and 2012, $13,442 or 28%, $13,925 or 32%, and $9,073 or 36%, respectively, of the Company’s direct container expenses were paid in up to 18 different foreign currencies. In accordance with its policy, the Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for one major lessee (CMA-CGM S.A.) which accounted for 10.6%, 10.5% and 11.7% of the Company’s lease rental income during 2014, 2013 and 2012, respectively, no other single lessees accounted for greater than 10% of the Company’s lease rental income for each of those years. One single lessee (CMA-CGM S.A.) accounted for 9.3% and 12.8% of the Company’s gross accounts receivable as of December 31, 2014 and 2013.

Total fleet lease rental income differs from reported lease rental income in that total fleet lease rental income comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned by the Owners from leases on containers in its managed fleet, while the Company’s reported lease rental income only comprises income associated with its owned fleet. The Company’s largest customer (CMA-CGM S.A.) represented approximately $72.8 million or 11.8%, $72.6 million or 12.0% and $71.2 million or 12.0% of the Company’s total fleet leasing billings in 2014, 2013 and 2012, respectively. The Company has another customer (Mediterranean Shipping Company S.A.) that represented $69.2 million or 11.2%, $64.3 million or 10.6% and $61.5 million or 10.4% of the Company’s total fleet lease billings in 2014, 2013 and 2012, respectively. The Company had no other customer that individually accounted for over 10% of the lease billings of the Company’s total fleet in 2014, 2013 and 2012. The Company currently has containers on-hire to approximately 400 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers to freight forwarding companies and the U.S. military. The Company’s five largest

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

customers accounted for approximately 38.2%, 38.0% and 37.2% of the Company’s total fleet leasing billings in 2014, 2013 and 2012, respectively. During 2014, 2013 and 2012, revenue from the Company’s 20 largest container lessees by lease billings represented 74.7%, 72.1% and 73.7% of the Company’s total fleet container lease billings, respectively. A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition.

As of December 31, 2014 and 2013, approximately 95.5% and 96.3%, respectively, of the Company’ accounts receivable for its total fleet were from container lessees and customers outside of the U.S. As of December 31, 2014 and 2013, approximately 99.7% and 99.4%, respectively, of the Company’s finance lease receivables for its total fleet were from container lessees and customers outside of the U.S. Except for the countries outside of the U.S. noted in the table below, customers in no other single country made up greater than 10% of the Company’s total fleet container lease billings during 2014, 2013 and 2012.

Country	2014	2013	2012
People’s Republic of China	16.5%	22.8%	24.1%
France	11.8%	12.1%	12.2%
Korea	11.5%	10.0%	n/a
Switzerland	10.8%	10.2%	n/a
Singapore	10.6%	n/a	n/a
Taiwan	10.1%	na	n/a

(n)	Derivative Instruments

The Company has entered into various interest rate swap, collar and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the consolidated statements of comprehensive income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps, collars and caps, net.

(o)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of comprehensive income as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for restricted share units. Compensation expense for employee share awards is recognized on a

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

straight-line basis over the vesting period of the award. Share-based compensation expense of $7,499, $5,694 and $7,968 was recorded as a part of long-term incentive compensation during 2014, 2013 and 2012, respectively, for share options and restricted share units awarded to employees under the 2007 Plan.

(p)	Comprehensive Income

The Company discloses the effect of its foreign currency translation adjustment as a component of other comprehensive income in the Company’s consolidated statements of comprehensive income.

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

(r)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all restricted share units were converted into, common shares. During 2014, 2013 and 2012, 244,971, 38,130 and 343,146 share options were excluded, respectively from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS during 2014, 2013 and 2012 is presented as follows:

Share amounts in thousands	2014	2013	2012
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$189,362	$182,809	$206,950
Denominator:
Weighted average common shares outstanding—basic	56,719	56,317	51,277
Dilutive share options and restricted share units	360	545	954

Weighted average common shares outstanding—diluted	$57,079	$56,862	$52,231

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$3.34	$3.25	$4.04
Diluted	$3.32	$3.21	$3.96

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

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

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2014
Assets
Interest rate swaps, collars and caps	$—	$1,568	$—

Total	$—	$1,568	$—

Liabilities
Interest rate swaps, collars and caps	$—	$2,219	$—

Total	$—	$2,219	$—

December 31, 2013
Assets
Interest rate swaps, collars and caps	$—	$1,831	$—

Total	$—	$1,831	$—

Liabilities
Interest rate swaps, collars and caps	$—	$3,994	$—

Total	$—	$3,994	$—

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2014 and 2013:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Years Ended December 31, 2014 and 2013
	(Level 1)	(Level 2)	(Level 3)	Total Impairments (2)
December 31, 2014
Assets
Containers held for sale (1)	$—	$10,606	$—	$11,457

Total	$—	$10,606	$—	$11,457

December 31, 2013
Assets
Containers held for sale (1)	$—	$7,418	$—	$4,214

Total	$—	$7,418	$—	$4,214

(1)	Represents the carrying value of containers included in containers held for sale in the consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.
(2)	Included in depreciation expense and container impairment in the accompanying consolidated statements of income.

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

The Company measures the fair value of its $1,868,010 notional amount of interest rate swaps, collars and caps under a Level 2 input. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a net fair value asset and liability of $1,568 and $2,219, respectively, as of December 31, 2014 and a fair value asset and liability of $1,831 and $3,994, respectively, as of December 31, 2013. The credit valuation adjustment was determined to be $102 and $181 (both of which were additions to the net liability) as of December 31, 2014 and 2013, respectively. The change in fair value during 2014, 2013 and 2012 of $1,512, $8,656 and $5,527, respectively, was recorded in the consolidated statements of comprehensive income as unrealized gains on interest rate swaps and caps, net.

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, container contracts payable, due to owners, net, debt and interest rate swaps,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

collars and caps. At December 31, 2014 and 2013, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $354,443 and $272,258 at December 31, 2014 and 2013, respectively, compared to book values of $369,005 and $282,121 at December 31, 2014 and 2013, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,998,220 and $2,672,406 at December 31, 2014 and 2013, respectively, compared to book values of $2,995,977 and $2,667,284 at December 31, 2014 and 2013, respectively.

(t)	Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios and dispositions of used equipment. The guidance is effective for interim and annual periods beginning after December 15, 2016, with early application prohibited. The Company does not expect the adoption of ASU 2014-09 to have a material impact on our consolidated financial statements.

(2) Bargain Purchase Gain

On December 20, 2012, TL purchased 501 common shares of TAP Funding from TAP for cash consideration of $20,532 and reduced management fees with a fair value of $3,852. The common shares acquired by TL represented 50.1% of TAP Funding’s total outstanding 1,000 common shares held by TAP before the acquisition. TL’s purchase of a majority controlling ownership interest in TAP Funding’s common shares allowed the Company to increase the size of its owned fleet at an attractive price. In accordance with the FASB’s ASC Topic 805 Business Combinations, (“ASC 805”), the Company accounted for this transaction as a business combination. ASC 805 requires that a gain be recorded when the fair value of the net assets acquired is greater than the fair value of the consideration transferred. Because the fair value of TAP Funding’s net assets exceeded the purchase consideration, a bargain purchase gain was recorded in 2012 as follows:

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

The fair value of reduced management fees was recorded as a part of deferred revenue and other liabilities on the consolidated balance sheets and is amortized to management fees from the acquisition date through January 1, 2019, the beginning of the period in which TL has an option to purchase TAP Funding under TAP Funding’s members agreement. Amortization of the fair value of reduced management fees is eliminated entirely by net income attributable to the noncontrolling interest.

(3) Bankruptcy Settlement

On July 25, 2014, the Company reached a settlement for outstanding claims it had in bankruptcy proceedings with one of its Korean lessees for amounts past due on billings to that lessee. The Company had previously reserved for all outstanding billings from this customer. The settlement amount was paid for in the stock of and a note payable from the newly organized, post-bankruptcy lessee. The Company negotiated the sale of its rights to the stock and note payable for cash, which was completed on August 21, 2014 for $9,926, $7,855 of which was be attributable to the Company’s owned fleet. Accordingly, a bad debt recovery of $4,958 was recognized for billings included in the Company’s allowance for doubtful accounts and lease rental income of $2,620 and gain on sale of containers, net of $277 were recognized for billings that were not previously recognized by the Company during 2014.

(4) Container Purchases

In 2014, the Company concluded five separate purchases totaling approximately 33,400 containers that it had been managing for institutional investors, including related net investment in direct financing and sales-type leases, for total purchase consideration of $48,244 (consisting of cash of $48,088 and elimination of the Company’s intangible asset for the management rights relinquished of $156. The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$45,927
Net investment in direct financing and sales-type leases	2,317

$48,244

In 2012, excluding the containers obtained as part of the TAP Funding business combination discussed in Note 3 “Bargain Purchase Gain”, the Company concluded five separate purchases of approximately 102,900 containers that it had been managing for institutional investors, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for total purchase consideration of $211,679 (consisting of cash of $203,374 and elimination of the Company’s intangible asset for the management rights relinquished of $8,305). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$200,080
Other net assets	11,599

$211,679

(5) Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days. There were no amounts due from affiliates at December 31, 2014 and 2013.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

Management fees, including acquisition fees and sales commissions during 2014, 2013 and 2012 were as follows:

	2014	2013	2012
Fees from affiliated Owner	$4,000	$4,410	$5,259
Fees from unaffiliated Owners	11,289	13,447	18,906

Fees from Owners	15,289	17,857	24,165
Other fees	2,119	2,064	2,004

Total management fees	$17,408	$19,921	$26,169

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at December 31, 2014 and 2013 consisted of the following:

	2014	2013
Affiliated Owner	$897	$884
Unaffiliated Owners	10,106	11,891

Total due to Owners, net	$11,003	$12,775

(6) Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 174,271 and 120,338 containers under direct financing and sales-type leases as of December 31, 2014 and 2013, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment as of December 31, 2014 and 2013 were as follows:

	2014	2013
Future minimum lease payments receivable	$422,451	$326,273
Residual value of containers	8,650	9,055
Less unearned income	(62,096)	(53,207)

Net investment in direct financing and sales-type leases	$369,005	$282,121

Amounts due within one year	$89,003	$64,811
Amounts due beyond one year	280,002	217,310

Net investment in direct financing and sales-type leases	$369,005	$282,121

The carrying value of TW’s net investment in direct financing and sales-type leases was $160,182 and $104,803 at December 31, 2014 and 2013, respectively.

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

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

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

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of December 31, 2014, the aging would be as follows:

1-30 days past due	$133,906
31-60 days past due	619
61-90 days past due	—
Greater than 90 days past due	22,877

Total past due	157,402
Current	265,049

Total future minumum lease payments	$422,451

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the years ended December 31, 2014 and 2013 are as follows:

Balance as of December 31, 2012	$451
Additions charged to expense	187
Write-offs	(25)

Balance as of December 31, 2013	613
Additions charged to expense	530
Write-offs	—

Balance as of December 31, 2014	$1,143

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2014:

Year ending December 31:
2015	$112,636
2016	99,739
2017	100,461
2018	40,953
2019 and thereafter	68,662

Total future minimum lease payments receivable	$422,451

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $24,136, $21,438 and $11,040 during 2014, 2013 and 2012, respectively.

(7) Containers and Fixed Assets

Containers, net at December 31, 2014 and 2013 consisted of the following:

	2014	2013
Containers	$4,315,549	$3,795,587
Less accumulated depreciation	(685,667)	(562,456)

Containers, net	$3,629,882	$3,233,131

Trading containers had carrying values of $6,673 and $13,009 as of December 31, 2014 and 2013, respectively, and are not subject to depreciation. Containers held for sale had carrying values of $25,213 and $31,968 as of December 31, 2014 and 2013, respectively, and are also not subject to depreciation. All owned containers are pledged as collateral for debt as of December 31, 2014 and 2013.

Fixed assets, net at December 31, 2014 and 2013 consisted of the following:

	2014	2013
Computer equipment and software	$7,255	$6,762
Office furniture and equipment	1,429	1,386
Automobiles	43	43
Leasehold improvements	1,797	1,730

	10,524	9,921
Less accumulated depreciation	(9,139)	(8,286)

Fixed assets, net	$1,385	$1,635

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

(8) Intangible Assets

The changes in the carrying amount of intangible assets during the years ended December 31, 2014, 2013 and 2012 are as follows:

Balance as of December 31, 2011	$46,675
Amortization expense of step acquisition adjustment related to lease contracts (1)	33
Amortization expense	(5,020)
Reduction arising from the relinquishment of management rights from the purchase of containers from institutional investors	(8,305)

Balance as of December 31, 2012	33,383
Amortization expense	(4,226)

Balance as of December 31, 2013	29,157
Amortization expense	(4,010)
Reduction arising from the relinquishment of management rights from the purchase of containers from institutional investors	(156)

Balance as of December 31, 2014	$24,991

(1)	Represents a step acquisition adjustment related to TL’s purchase of 3,000 additional Class A shares of TMCL on November 1, 2007. The adjustment was recorded to increase the balance of lease contracts to an amount that equaled the fair market value of the lease contracts on the date of the acquisition.

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2014:

Year ending December 31:
2015	$4,674
2016	4,597
2017	4,346
2018	4,177
2019 and thereafter	7,197

Total future amortization of intangible assets	$24,991

(9) Accrued Expenses

Accrued expenses at December 31, 2014 and 2013 consisted of the following:

	2014	2013
Accrued compensation	$4,462	$2,104
Direct container expense	2,077	1,916
Interest payable	3,964	4,420
Other	1,432	1,398

Total accrued expenses	$11,935	$9,838

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

(10) Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax (benefit) expense for 2014, 2013 and 2012 consisted of the following:

	2014	2013	2012
Current
Bermuda	$—	$—	$—
Foreign	(17,251)	8,571	7,571

	(17,251)	8,571	7,571

Deferred
Bermuda	—	—	—
Foreign	(817)	(1,740)	(2,078)

	(817)	(1,740)	(2,078)

	$(18,068)	$6,831	$5,493

The components of income before income taxes and noncontrolling interest were as follows:

	2014	2013	2012
Bermuda sources	$—	$—	$—
Foreign sources	176,986	196,205	210,556

	$176,986	$196,205	$210,556

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of comprehensive income is as follows:

	2014	2013	2012
Bermuda tax rate	0.00%	0.00%	0.00%
Foreign tax rate	1.53%	0.92%	0.54%
Tax uncertainties	-11.74%	2.56%	2.07%

	-10.21%	3.48%	2.61%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the current and non-current deferred tax assets and deferred tax liabilities at December 31, 2014 and 2013 are presented below:

	2014	2013
Current deferred tax assets
Other	$2,100	$1,491

Current deferred tax assets	2,100	1,491

Non-current deferred tax assets
Net operating loss carryforwards	18,128	314
Other	1,833	2,524

Non-current deferred tax assets	19,961	2,838

Non-current deferred tax liabilties
Containers, net	24,910	21,318
Other	726	686

Non-current deferred tax liabilties	25,636	22,004

Net deferred tax liability	$3,575	$17,675

In assessing the extent to which deferred tax assets are realizable, the Company’s management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company’s management considers the projected future reversal of taxable temporary items for making this assessment. Based upon the projections for the reversal of taxable temporary items over the periods in which the deferred tax assets are deductible, the Company’s management believes it is more likely than not the Company will realize the benefits of these deductible differences noted above.

The Company has net operating loss carry-forwards of $62,588 that will begin to expire from December 31, 2018 through December 31, 2034 if not utilized. The Company expects to utilize the net operating loss carry-forwards prior to their expiration.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2014, cumulative earnings of approximately $32,617 would be subject to income taxes of approximately $9,785 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, State of New Jersey, State of Texas, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. The Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2010, except for its United Kingdom tax returns which are no longer subject to examinations for years before 2008.

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014, the IRS issued a letter indicating that

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit during 2014 of $22,408 for the re-measurement of its unrecognized tax benefits for the impacted years.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2014 and 2013 are as follows:

Balance at December 31, 2012	$26,084
Increases related to prior year tax positions	171
Decreases related to prior year tax positions	(598)
Increases related to current year tax positions	5,973
Settlements	(220)
Lapse of statute of limitations	(1,727)

Balance at December 31, 2013	29,683
Increases related to prior year tax positions	—
Decreases related to prior year tax positions	(15,139)
Increases related to current year tax positions	2,383
Settlements	(6,644)
Lapse of statute of limitations	(484)

Balance at December 31, 2014	$9,799

If the unrecognized tax benefits of $9,799 at December 31, 2014 were recognized, tax benefits in the amount of $9,595 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2014 will decrease by $648 in the next twelve months due to expiration of the statute of limitations, of which $534 would reduce our annual effective tax rate.

Interest and penalty (benefit) expense recorded during 2014 and 2013 amounted to ($729) and $376, respectively. Total accrued interest and penalties as of December 31, 2014 and 2013 were $575 and $1,304, respectively, and were included in non-current income taxes payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

(11) Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2014 and 2013:

	2014	2013
Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable
TMCL II Secured Debt Facility, weighted average variable interest at 1.86% and 2.12% at December 31, 2014 and 2013, respectively	$852,100	$775,100
TMCL IV Secured Debt Facility, weighted average variable interest at 2.42% at December 31, 2014 and 2013	165,000	33,500
TL Revolving Credit Facility, weighted average variable interest at 1.73% and 1.71% at December 31, 2014 and 2013, respectively	684,500	648,500
TW Revolving Credit Facility, weighted average variable interest at 2.16% and 2.54% at December 31, 2014 and 2013, respectively	134,290	91,476
TAP Funding Revolving Credit Facility, weighted average variable interest at 1.91% and 2.17% at December 31, 2014 and 2013, respectively	126,000	120,500
TL Term Loan, weighted average variable interest rate at 1.76% at December 31, 2014	475,700	—
2005-1 Bonds, variable interest at 0.70%	—	72,958
2011-1 Bonds, fixed interest at 4.70%	—	300,000
2012-1 Bonds, fixed interest at 4.21%	—	333,333
2013-1 Bonds, fixed interest at 3.90%	262,109	291,917
2014-1 Bonds, fixed interest at 3.27%	296,278	—

Total debt obligations	$2,995,977	$2,667,284

Amount due within one year	$91,559	$161,307

Amounts due beyond one year	$2,904,418	$2,505,977

Secured Debt Facilities

TMCL II— In May 2012, TMCL II entered into a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, was LIBOR plus 1.95% during the revolving period prior to its Conversion Date (May 7, 2015). The TMCL II Secured Debt Facility would partially amortize over a five year period and then mature if it was not renewed by its Conversion Date. There was also a commitment fee of 0.50% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which was payable in arrears.

On September 15, 2014, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to September 15, 2017 and lowered the interest rate to one-month LIBOR plus 1.70%, payable in arrears, during the revolving period prior to the Conversion Date. The TMCL II Secured Debt Facility would partially amortize over a four-year period and then mature if it was

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

not renewed by the Conversion Date. The amendment also lowered the commitment fee to 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. The amendment also replaced the borrowing capacity of one of the TMCL II Secured Debt Facility lenders with the commitment allocated to five existing lenders and, accordingly, the Company wrote-off $390 of unamortized debt issuance costs in September 2014.

TMCL IV— In August 2013, one of the Company’s wholly-owned subsidiaries, Textainer Marine Containers IV Limited (“TMCL IV”) (a Bermuda company) entered into a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, was LIBOR plus 2.25% from its inception until its Conversion Date (August 5, 2015). There was also a commitment fee, which was payable in arrears, of 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility are less than 50% of the total commitment and a designated bank’s commitment is more than $150,000; otherwise, the commitment fee was 0.50%. In addition, there is an agent’s fee, which is payable monthly in arrears.

Under the terms of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL II and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures. The total obligations under the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility are secured by a pledge of TMCL II and TMCL IV’s assets, respectively. As of December 31, 2014, TMCL II and TMCL IV’s total assets amounted to $1,187,198 and $285,590, respectively.

Revolving Credit Facilities

TL— TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”) with an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility). The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility at December 31, 2014 was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of December 31, 2014 and 2013.

The TL Revolving Credit Facility is secured by a segregated pool of the Company’s containers and under the terms of the TL Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount determined by a formula based on the Company’s net book value of containers and outstanding debt.

TGH acts as an unconditional guarantor of the TL Revolving Credit Facility. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

TW— TW has a credit agreement, dated as of October 1, 2012, with WFB as the lender, which provides for a revolving credit facility with an aggregate commitment amount of up to $250,000 (the “TW Revolving Credit Facility”). The TW Revolving Credit Facility provided for payments of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility was based on one-month LIBOR plus 2.375%. On August 4, 2014, the TW Revolving Credit Facility was amended and its revolving term was extended to September 19, 2014. On September 19, 2014, the TW Revolving Credit Facility was amended again and its revolving term was extended to September 18, 2016 and its interest rate was lowered to one-month LIBOR plus 2.0%. There is a commitment fee of 0.50% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, September 18, 2026.

The TW Revolving Credit Facility is secured by a pledge of TW’s total assets and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TW’s net book value of containers, restricted cash and direct financing and sales-type leases. TW’s total assets amounted to $167,302 as of December 31, 2014.

TAP Funding— TAP Funding has a credit agreement, dated as of April 30, 2012, that provided for a revolving credit facility with an aggregate commitment amount of up to $170,000 (the “TAP Funding Revolving Credit Facility”) prior to its amendment on December 23, 2014. The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, was one-month LIBOR plus 2.0% beginning on its inception date, as amended, through its maturity date, April 26, 2016. There was a commitment fee of 0.65% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which was payable monthly in arrears. In addition, there is an agent’s fee, which is payable annually in advance. TAP Funding was required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The aggregate loan principal balance was due on the maturity date, April 26, 2016.

On December 23, 2014, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the aggregate commitment amount to $150,000, extended the maturity date to December 23, 2018 and lowered the interest rate to one-month LIBOR plus 1.75%, payable monthly in arrears. The amendment also lowered the commitment fee to 0.55% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. TAP Funding’s total assets amounted to $201,354 as of December 31, 2014.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

Term Loan

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, scheduled principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount of equal to 1.58% of the initial principal balance and one final installment payable on the Maturity Date (April 30, 2019). Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. The Company used proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred all of its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and TMCL IV.

The TL Term Loan is secured by a segregated pool of the Company’s containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the outstanding debt and a formula based on the Company’s net book value of containers. TGH acts as an unconditional guarantor of the TL Term Loan. In addition, there is an agent’s fee which is payable annually in advance.

Bonds Payable

TMCL— In 2005, TMCL issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds were fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Under the terms of the 2005-1 Bonds, both principal and interest incurred were payable monthly. TMCL was permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal was insured and the cost of this insurance coverage, which was equal to 0.275% of the outstanding principal balance of the 2005-1 Bonds, was recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equaled one-month LIBOR plus 0.25%. The target final payment date and legal final payment date were May 15, 2015 and May 15, 2020, respectively. On May 15, 2014, the unpaid principal amount of $55,792 was fully repaid by proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash.

In June 2011, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds were fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2011-1 Bonds, both principal and interest incurred were payable monthly. TMCL was permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds. The interest rate for the outstanding principal balance of the 2011-1 Bonds was fixed at 4.70% per annum. The target final payment date and legal final payment date were June 15, 2021 and June 15, 2026, respectively. On May 15, 2014, the unpaid principal amount of $286,667 was fully repaid by proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

In April 2012, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2012-1 Bonds were fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2012-1 Bonds, both principal and interest incurred were payable monthly. TMCL was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to May 15, 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds was fixed at 4.21% per annum. The target final payment date and legal final payment date were April 15, 2022 and April 15, 2027, respectively. On May 15, 2014, the unpaid principal amount of $320,000 was fully repaid by proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash.

TMCL III— In September 2013, TMCL III, one of the Company’s wholly-owned subsidiaries, issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at December 31, 2014 and under the 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The target final payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively.

In October 2014, TMCL III issued $301,400 aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2014-1 Bonds were issued at 99.9% of par value, resulting in a discount of $102 which is being accreted to interest expense using the interest rate method over a 10 year term. The $301,400 in 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at December 31, 2014 and under the 10-year amortization schedule, $30,140 in 2014-1 Bond principal will amortize per year. Under the terms of the 2014-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to November 20, 2016. The interest rate for the outstanding principal balance of the 2014-1 Bonds is fixed at 3.27% per annum. The target final payment date and legal final payment date are October 20, 2024 and October 20, 2039, respectively.

Under the terms of the 2013-1 Bonds and the 2014-1 Bonds, the total outstanding principal may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL III’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in the bond indenture. The total obligations under the 2013-1 Bonds and the 2014-1 Bonds are secured by a pledge of TMCL III’s assets. As of December 31, 2014, TMCL III’s total assets amounted to $738,000.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

Restrictive Covenants

The Company’s secured debt facilities, revolving credit facilities, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants, including limitations on certain liens, indebtedness and investments. The TL Revolving Credit Facility and the TL Term Loan contain certain restrictive financial covenants on TGH and TL’s leverage and interest coverage. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants on TGH’s leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TMCL II, TMCL IV, TW, TAP Funding and TMCL III’s overall Asset Base minimums, respectively. The TW Revolving Credit Facility also contains restrictive covenants limiting TW’s finance lease default ratio and debt service coverage ratio. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds also contains restrictive covenants regarding certain earnings ratios and the average age of the container fleets of TMCL II, TMCL IV, TAP Funding and TMCL III, respectively. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility and the 2013-1 Bonds and the 2014-1 Bonds also contain restrictive covenants on TMCL II, TMCL IV and TMCL III’s ability to incur other obligations and distribute earnings. TGH and its subsidiaries were in full compliance with these restrictive covenants at December 31, 2014.

The following is a schedule by year, of future scheduled repayments, as of December 31, 2014:

	Years ending December 31,						Available Borrowing, as Limited by the Borrowing Base	Current and Available Borrowing
	2015	2016	2017	2018	2019 and Thereafter	Total Borrowing
TMCL II Secured Debt Facility	$—	$—	$21,303	$85,210	$745,587	$852,100	$43,786	$895,886
TMCL IV Secured Debt Facility	—	—	—	165,000	—	165,000	—	165,000
TL Revolving Credit Facility	—	—	684,500	—	—	684,500	15,500	700,000
TW Revolving Credit Facility	—	—	—	—	134,290	134,290	2,919	137,209
TAP Funding Revolving Credit Facility	—	—	—	—	126,000	126,000	24,000	150,000
TL Term Loan	31,600	31,600	31,600	31,600	349,300	475,700	—	475,700
2013-1 Bonds (1)	30,090	30,090	30,090	30,090	142,928	263,288	—	263,288
2014-1 Bonds (2)	30,140	30,140	30,140	30,140	175,817	296,377	—	296,377

Total	$91,830	$91,830	$797,633	$342,040	$1,673,922	$2,997,255	$86,205	$3,083,460

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $1,179.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $99.

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a four-year partially amortizing note payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

Derivative Instruments

The Company has entered into interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of December 31, 2014:

Derivative instruments	Notional amount
Interest rate cap contract with a bank with a fixed rate of 5.63% per annum, amortizing notional amount, with a termination date of November 16, 2015	$2,260
Interest rate cap contracts with several banks with fixed rates between 3.15% and 3.16% per annum, nonamortizing notional amounts, with termination dates through December 15, 2015	623,000
Interest rate collar contracts with a bank which caps rates between 1.30% and 2.18% per annum, and sets floors for rates between 0.80% and 1.68% per annum, with termination dates through October 15, 2022	61,216
Interest rate swap contracts with several banks, with fixed rates between 0.41% and 1.99% per annum, amortizing notional amounts, with termination dates through July 15, 2023	1,181,534

Total notional amount as of December 31, 2014	$1,868,010

The Company’s interest rate cap, collar and swap agreements had a fair value asset and fair value liability of $1,568 and $2,219, respectively, as of December 31, 2014 and a fair value asset and a fair value liability of $1,831 and $3,944, respectively, as of December 31, 2013, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at December 31, 2014. The Company does not have any master netting arrangements with its counterparties. The change in fair value was recorded in the consolidated statement of comprehensive income as unrealized gains on interest rate swaps, collars and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

(12) Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for 2014, 2013 and 2012, reconciled to the Company’s income before income tax and noncontrolling interests as shown in its consolidated statements of comprehensive income:

2014	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$502,596	$1,629	$–	$–	$–	$504,225
Management fees from external customers	345	13,656	3,407	–	–	17,408
Inter-segment management fees	–	49,032	10,206	–	(59,238)	–
Trading container sales proceeds	–	–	27,989	–	–	27,989
Gains on sale of containers, net	13,469	–	–	–	–	13,469

Total revenue	$516,410	$64,317	$41,602	$–	$(59,238)	$563,091

Depreciation expense and container impairment	$181,036	$912	$–	$–	$(5,352)	$176,596

Interest expense	$85,931	$–	$–	$–	$–	$85,931

Unrealized gains on interest rate swaps, collars and caps, net	$1,512	$–	$–	$–	$–	$1,512

Segment income before income tax and noncontrolling interests	$143,618	$30,298	$10,249	$(3,291)	$(3,888)	$176,986

Total assets	$4,329,318	$116,415	$8,190	$5,096	$(100,042)	$4,358,977

Purchases of long-lived assets	$858,293	$662	$–	$–	$–	$858,955

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

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

December 31, 2014, 2013, and 2012

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

The Company has entered into several operating leases for office space. Rent expense amounted to $1,557, $1,350 and $1,479 during 2014, 2013 and 2012, respectively.

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2014 were as follows:

Operating leasing
Year ending December 31:
2015	$1,539
2016	1,372
2017	100
2018	100
2019 and thereafter	100

Total	$3,211

(b)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Revolving Credit Facility, TAP Funding Revolving Credit Facility, 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds, 2013-1 Bonds and 2014-1 Bonds. The total balance of these restricted cash accounts was $60,310 and $63,160 as of December 31, 2014 and 2013, respectively.

(c)	Container Commitments

At December 31, 2014, the Company had placed orders with manufacturers for containers to be delivered subsequent to December 31, 2014 in the total amount of $88,194.

(14) Share Option and Restricted Share Unit Plans

As of December 31, 2014, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted share units,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

restricted shares, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. At December 31, 2014, 339,953 shares were available for future issuance under the 2007 Plan.

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

Beginning approximately one year after a restricted share unit’s grant date for each employee’s restricted share unit granted prior to 2010, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and thereafter, each employee’s restricted share units vest in increments of 25% per year. Restricted share units granted to directors fully vest one year after their grant date.

The following is a summary of activity in the Company’s 2007 Plan for the years ended December 31, 2014, 2013, and 2012:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2011	1,069,045	$18.86
Options granted during the period	201,658	$28.21
Options exercised during the period	(302,100)	$15.45
Options forfeited during the period	(2,675)	$22.63

Balances, December 31, 2012	965,928	$21.87
Options granted during the period	213,907	$38.36
Options exercised during the period	(207,191)	$17.46
Options forfeited during the period	(29,262)	$26.63

Balances, December 31, 2013	943,382	$26.43
Options granted during the period	225,865	$34.14
Options exercised during the period	(131,076)	$19.07
Options expired during the period	(54,976)	$17.06
Options forfeited during the period	(22,164)	$32.91

Balances, December 31, 2014	961,031	$29.63

Options exercisable at December 31, 2014	383,035	$24.16

Options vested and expected to vest at December 31, 2014	928,414	$29.46

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2011	1,178,612	$15.95
Share units granted during the period	213,295	$28.29
Share units vested during the period	(376,056)	$14.37
Share units forfeited during the period	(4,445)	$17.58

Balances, December 31, 2012	1,011,406	$19.13
Share units granted during the period	223,492	$33.84
Share units vested during the period	(488,860)	$16.16
Share units forfeited during the period	(42,135)	$19.91

Balances, December 31, 2013	703,903	$24.57
Share units granted during the period	235,162	$29.85
Share units vested during the period	(281,438)	$21.05
Share units forfeited during the period	(24,409)	$27.39

Balances, December 31, 2014	633,218	$27.99

Share units outstanding and expected to vest at December 31, 2014	603,381	$26.67

The estimated weighted average grant date fair value of share options granted during 2014, 2013 and 2012 was $10.67, $13.19 and $9.42 per share, respectively. As of December 31, 2014, $18,734 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.8 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $34.32 per share as of December 31, 2014 was $4,098. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2014. The aggregate intrinsic value of all options exercised during 2014, 2013 and 2012, based on the closing share price on the date each option was exercised was $2,347, $4,716 and $5,504, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at December 31, 2014:

	Share options exercisable		Share options outstanding
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Range of per-share exercise prices:
$7.10	34,580	$7.10	34,580	$7.10
$16.50	62,170	$16.50	62,170	$16.50
$16.97	56,243	$16.97	56,243	$16.97
$28.05	76,951	$28.05	164,838	$28.05
$28.26	48,939	$28.26	80,654	$28.26
$28.54	48,217	$28.54	123,002	$28.54
$31.34	5,000	$31.34	10,000	$31.34
$34.14	—	—	225,865	$34.14
$38.36	50,935	$38.36	203,679	$38.36

	383,035	$24.16	961,031	$29.63

The weighted average contractual life of options exercisable and outstanding as of December 31, 2014 was 6.0 years and 7.6 years, respectively.

The fair value of each share option granted under the 2007 Plan was estimated on the date of grant using the Black-Scholes option pricing model for the years ended December 31, 2014, 2013 and 2012 with the following assumptions:

	2014	2013	2014
Risk-free interest rates	1.6%	1.3%	0.7% - 1.1%
Expected terms (in years)	5.0	5.0	5.2 - 5.7
Expected common share price volatilities	54.7%	58.2%	62.5% - 67.1%
Expected dividends	5.5%	4.9%	4.5% - 6.3%
Expected forfeitures	3.4%	3.4%	1.0%

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

(15) Subsequent Events

TMCL IV Secured Debt Facility

On February 4, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which extended the Conversion Date to February 2, 2018, lowered the interest rate to LIBOR plus 1.95%,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2014, 2013, and 2012

(All currency expressed in U.S. dollars in thousands)

payable in arrears, during the revolving period prior to the Conversion Date. The amendment also lowered the commitment fee, which is payable in arrears, to 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility are less than 50% of the total commitment; otherwise, the commitment fee is 0.40%.

Derivative Instruments

During January 2015, the Company entered into an interest rate swap contract with a bank, with a fixed rate of 1.27% per annum, an amortizing notional amount with initial notional amount of $60,000 and a term from January 15, 2015 to January 15, 2020.

During January 2015, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.17% per annum, in non-amortizing notional amount of $50,000 and a term from January 15, 2015 to April 15, 2015.

During January 2015, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.17% per annum, in non-amortizing notional amount of $25,000 and a term from January 20, 2015 to July 20, 2015.

During January 2015, the Company entered into an interest rate collar contract with a bank, which caps one-month LIBOR at 1.70% per annum and sets a floor for one-month LIBOR at 1.20% per annum, in initial amortizing notional amount of $13,983 and a term from January 29, 2015 to February 15, 2023.

During January 2015, the Company entered into an interest rate collar contract with a bank, which caps one-month LIBOR at 1.73% per annum and sets a floor for one-month LIBOR at 1.23% per annum, in initial amortizing notional amount of $5,929 and a term from February 26, 2015 to March 15, 2023.

During February 2015, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.17% per annum, in non-amortizing notional amount of $280,000 and a term from February 17, 2015 to May 15, 2015.

During February 2015, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.17% per annum, in non-amortizing notional amount of $140,000 and a term from February 17, 2015 to May 15, 2015.

During March 2015, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.27% per annum, in non-amortizing notional amount of $70,000 and a term from March 31, 2015 to September 30, 2015.

Dividend

On February 9, 2015, the Company’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on the Company’s issued and outstanding common shares, payable on March 10, 2015 to shareholders of record as of February 27, 2016.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

Parent Company Information

Years Ended December 31, 2014, 2013 and 2012

(All currency expressed in United States dollars in thousands)

	2014		2013		2012
Operating expenses:
General and administrative expense		$3,755		$3,353		$2,555
Long-term incentive compensation expense		425		499		1,340

Total operating expenses		4,180		3,852		3,895

Loss from operations		(4,180)		(3,852)		(3,895)

Other income:
Equity in net income of subsidiaries		199,232		193,222		209,036
Interest income		2		4		5

Net other income		199,234		193,226		209,041

Income before income tax		195,054		189,374		205,146
Income tax expense		—		—		(83)

Net income		195,054		189,374		205,063
Less: Net (income) loss attributable to the noncontrolling interests	(5,692)		(6,565)		1,887

Net income attributable to Textainer Group Holdings Limited common shareholders	$189,362		$182,809		$206,950

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$3.34		$3.25		$4.04
Diluted	$3.32		$3.21		$3.96
Weighted average shares outstanding (in thousands):
Basic	56,719		56,317		51,277
Diluted	57,079		56,862		52,231
Other comprehensive income:
Foreign currency translation adjustments		(112)		(45)		142

Comprehensive income		194,942		189,329		205,205
Comprehensive (income) loss attributable to the noncontrolling interest		(5,692)		(6,565)		1,887

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$189,250		$182,764		$207,092

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2014 and 2013

(All currency expressed in United States dollars in thousands)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$2,743	$1,256
Prepaid expenses	204	200
Due from affiliates, net	410	3,302

Total current assets	3,357	4,758
Investments in subsidiaries	1,189,841	1,093,789

Total assets	$1,193,198	$1,098,547

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$653	$724

Total current liabilities	653	724

Shareholders’ equity:
Common shares	565	564
Additional paid-in capital	378,316	366,197
Accumulated other comprehensive income	(43)	69
Retained earnings	813,707	730,993

Total shareholders’ equity	1,192,545	1,097,823

Total liabilities and shareholders’ equity	$1,193,198	$1,098,547

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2014, 2013 and 2012

(All currency expressed in United States dollars in thousands)

	2014	2013	2012
Cash flows from operating activities:
Net income attributable to Textainer Group Holdings Limited common shareholders	$195,054	$189,374	$205,063

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiaries	(199,232)	(193,222)	(209,036)
Dividends received from subsidiaries	99,500	98,000	76,500
Share-based compensation	7,499	5,694	7,968
Decrease (increase) in:
Accounts receivable, net	-	-	50
Prepaid expenses	(4)	52	(22)
Increase (decrease) in:
Accrued expenses	(71)	335	(454)

Total adjustments	(92,308)	(89,141)	(124,994)

Net cash provided by operating activities	102,746	100,233	80,069

Cash flows from investing activities:
Increase (decrease) in investments in subsidiaries, net	112	46	(184,142)

Net cash provided by (used in) investing activities	112	46	(184,142)

Cash flows from financing activities:
Issuance of common shares upon exercise of share options	2,497	3,617	4,669
Issuance of common shares in public offering	-	-	184,839
Dividends paid	(106,648)	(104,199)	(83,473)
Due from affiliates, net	2,892	(2,451)	(636)

Net cash (used in) provided by financing activities	(101,259)	(103,033)	105,399

Effect of exchange rate changes	(112)	(45)	142

Net increase (decrease) in cash and cash equivalents	1,487	(2,799)	1,468

Cash and cash equivalents, beginning of the year	1,256	4,055	2,587

Cash and cash equivalents, end of the year	$2,743	$1,256	$4,055

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2014, 2013 and 2012

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Year	Additions Charged to Expense (Recovery)	Additions/ (Deductions)	Balance at End of Year
December 31, 2012
Accounts receivable, allowance for doubtful accounts	$7,840	$1,525	$(1,340)	$8,025
December 31, 2013
Accounts receivable, allowance for doubtful accounts	$8,025	$8,084	$(1,218)	$14,891
December 31, 2014
Accounts receivable, allowance for doubtful accounts	$14,891	$(474)	$(2,278)	$12,139

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document

1.1	Memorandum of Association of Textainer Group Holdings Limited (1)

1.2	Bye-laws of Textainer Group Holdings Limited (2)

2.1	Form of Common Share Certificate (3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”) (4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (5)

4.3*	Employment Agreement, dated as of October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer (6)

4.4*	Employment Agreement, dated April 1, 2012 by and between Textainer Equipment Management (U.S.) Limited and Ernest J. Furtado (7)

4.5*	Employment Agreement, dated October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen (8)

4.6*	Employment Agreement, dated January 10, 2012 by and between Textainer Equipment Management (U.S.) Limited and Hilliard C. Terry, III (9)

4.7*	2007 Short-Term Incentive Plan effective January 1, 2007 (10)

4.8*	2007 Share Incentive Plan (as amended and restated effective May 19, 2010) (11)

4.9*	2008 Bonus Plan (12)

4.10*	Form of Indemnification Agreement (13)

4.11†	Amended and Restated Indenture, dated September 15, 2014, by and between Textainer Marine Containers Limited II, as issuer and Wells Fargo Bank, National Association, as indenture trustee (“TMCL II Indenture”)

4.12†	Amended and Restated Textainer Marine Containers Limited II Series 2012-1 Supplement, dated September 15, 2014 to the TMCL II Indenture

4.13	Credit Agreement, dated September 24, 2012, by and among, Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto (“TL Credit Agreement”) (14)

4.14	Amendment Number 1, dated as of July 25, 2013 to the TL Credit Agreement (15)

4.15†	Amendment Number 2, dated April 30, 2014 to the TL Credit Agreement

4.16†	Term Loan Agreement, dated April 30, 2014 among Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor and Union Bank, as administrative agent

4.16.1**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited (16)

4.17	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited (17)

Exhibit Number	Description of Document

4.18**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended (18)

4.19	Credit Agreement, dated August 5, 2011, by and among TW Container Leasing, Ltd., as Borrower, the Lenders from time to time party thereto and Wells Fargo Securities LLC, as Administrative Agent (“TWCL Credit Agreement”) (19)

4.20	Amendment No. 1, dated March 26, 2012 to the TWCL Credit Agreement (20)

4.21	Amendment No. 2, dated October 1, 2012 to the TWCL Credit Agreement (21)

4.22	Amendment No. 3, dated December 12, 2012 to the TWCL Credit Agreement (22)

4.23	Amendment No. 4, dated May 16, 2013 to the TWCL Credit Agreement (23)

4.24†	Amendment No. 5, dated May 22, 2014 to the TWCL Credit Agreement

4.25†	Amendment No. 6, dated August 4, 2015 to the TWCL Credit Agreement

4.26†	Amendment No. 7, dated September 17, 2014 to the TWCL Credit Agreement

4.27	Members Agreement, dated August 5, 2011 of the members of TW Container Leasing, Ltd, and Supplement Number 1 to the Members Agreement, dated August 5, 2011 (24)

4.28	Equipment Management Services Agreement, dated August 5, 2011, between Textainer Equipment Management Limited and TW Container Leasing, Ltd. (25)

4.29	Share Purchase Agreement, dated June 29, 2011 between TCG Fund I, L.P. and Textainer Limited (26)

4.30	Contribution and Distribution Agreement, dated June 30, 2011 among TCG Fund I, L.P., Textainer Limited and Textainer Marine Containers Limited (27)

4.31	Credit Agreement, dated April 26, 2013, among TAP Funding Ltd., the lenders from time to time party thereto and ABN Amro Capital USA LLC as administrative agent (“TAP Funding Credit Agreement”) (28)

4.32†	Amendment Number 1 to TAP Funding Credit Agreement, dated December 23, 2014

4.33	Second Amended and Restated Management Agreement, dated April 26, 2013, between Textainer Equipment Management Limited and TAP Funding Ltd. (29)

4.34	Share Purchase Agreement, dated December 20, 2012, between TAP Ltd. and Textainer Limited (30)

4.35	Members Agreement, dated December 20, 2012 of the members of TAP Funding Ltd. (31)

4.36	Container Purchase Agreement, dated December 20, 2012, between Textainer Group Holdings Limited and TAP Funding Ltd. (32)

4.37	Container Lease Management Agreement, dated May 31, 2013, between Textainer Limited and Trifleet Leasing (The Netherlands) B.V. (33)

4.38	Indenture, dated as of September 25, 2013, by and between Textainer Marine Containers Limited III, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “TMCLIII Indenture”) (34)

4.39	Textainer Marine Containers Limited III Series 2013-1 Supplement, dated as of September 25, 2013 to the TMCLIII Indenture (35)

4.40†	Textainer Marine Containers III Series 2014-1 Supplement, dated October 30, 2014 to the TMCL III Indenture

Exhibit Number	Description of Document

4.41†	Amendment Number 1 and Supplement to TMCL III Indenture, dated October 30, 2014

4.42	Indenture, dated as of August 5, 2013, by and between Textainer Marine Containers Limited IV, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “TMCLIV Indenture”) (36)

4.43	Textainer Marine Containers Limited IV Series 2013-1 Supplement, dated as of August 5, 2013 to the TMCLIV Indenture (37)

4.44	Amendment No. 1 to the TMCL IV Indenture and 2013-1 Series Supplement, dated as of October 29, 2013 (38)

8.1†	Subsidiaries of the Registrant

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of KPMG LLP

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed herewith.
*	Indicates management contract or compensatory plan.
**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.

(6)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(7)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(8)	Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(9)	Incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(10)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(11)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-171409) filed with the SEC on December 23, 2010.
(12)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(13)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(14)	Incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(15)	Incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(16)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(17)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(18)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(19)	Incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(20)	Incorporated by reference to Exhibit 4.32 to the Registrant’s Amended Annual Report on Form 20-F/A (File No. 001-33725) filed with the SEC on June 27, 2012.
(21)	Incorporated by reference to Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(22)	Incorporated by reference to Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(23)	Incorporated by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(24)	Incorporated by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(25)	Incorporated by reference to Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(26)	Incorporated by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(27)	Incorporated by reference to Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(28)	Incorporated by reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(29)	Incorporated by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(30)	Incorporated by reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(31)	Incorporated by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.

(32)	Incorporated by reference to Exhibit 4.43 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(33)	Incorporated by reference to Exhibit 4.45 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(34)	Incorporated by reference to Exhibit 4.46 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(35)	Incorporated by reference to Exhibit 4.47 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(36)	Incorporated by reference to Exhibit 4.48 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(37)	Incorporated by reference to Exhibit 4.49 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(38)	Incorporated by reference to Exhibit 4.50 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.