Form 20-F
period 2015-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2016-03-11
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

56,533,095 Common Shares

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

Large accelerated filer  ☐            Accelerated filer ☒            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to: (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “container investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African investment holding company, listed on the JSE Limited in Johannesburg, South Africa, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns approximately 48.2% of our common shares (such interest, “beneficiary interest”). See Item 4, “Information on the Company” for an explanation of the relationship between Trencor and us.

Dollar amounts in this Annual Report on Form 20-F are expressed in thousands, unless otherwise indicated.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Annual Report on Form 20-F, including the sections entitled Item 3, “Key Information — Risk Factors,” and Item 5, “Operating and Financial Review and Prospects,” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Forward-looking statements include, among others, statements regarding: (i) our belief that the consolidation trend in our industry will continue and will likely offer us growth opportunities; (ii) our belief that the ongoing downturn in the world’s major economies and the constraints in the credit markets may result in potential acquisition opportunities, including the purchase and leaseback of customer-owned containers; (iii) our belief that many of our customers will renew leases for containers that are less than sale age at the expiration of their leases; (iv) our expectation that containers under our current term leases will be re-priced downward due to the current low level of new container rental rates; (v) our belief that improved performance depends largely on an increase in demand, container prices interest rates and/or freight rates; (vi) our belief that new container prices are currently lower than the cost of production and we do not expect them to increase materially over the first half of 2016; (vii) our belief that if the credit markets tighten, borrowing costs will increase and the debt markets will become more selective, which we believe we would benefit from relative to our smaller competitiors and more highly levered competitiors; (viii) our belief that freight rates are at near their lowest levels since 2009, attempts to enforce general rate increases have failed and rates are expected to remain under pressure for at lease 2016; (ix) our belief that maturing leases that are extended will continue to be repriced at lower rental rates; (x) our belief that container impairments are likely to remain high until resale prices improve; and (xi) our expectation that the combined factors discussed above will lead to reduced financial results in 2016.

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

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2015, 2014 and 2013 and under the heading “Balance Sheet Data” as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2012 and 2011 and under the heading “Balance Sheet Data” as of December 31, 2013, 2012 and 2011 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” have not been audited. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Years Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income	$510,466	$504,225	$468,732	$383,989	$327,627
Management fees	15,610	17,408	19,921	26,169	29,324
Trading container sales proceeds	12,670	27,989	12,980	42,099	34,214
Gains on sale of containers, net	3,454	13,469	27,340	34,837	31,631

Total revenues	542,200	563,091	528,973	487,094	422,796

Operating expenses:
Direct container expense	47,342	47,446	43,062	25,173	18,307
Cost of trading containers sold	12,475	27,465	11,910	36,810	29,456
Depreciation expense	191,373	163,488	140,083	104,844	81,330
Container impairment	35,345	13,108	8,891	—	1,847
Amortization expense	4,741	4,010	4,226	5,020	6,110
General and administrative expense	27,645	25,778	24,922	23,015	23,495
Short-term incentive compensation expense	913	4,075	1,779	5,310	4,921
Long-term incentive compensation expense	7,040	6,639	4,961	6,950	5,950
Bad debt expense (recovery), net	5,028	(474)	8,084	1,525	3,007
Gain on sale of containers to noncontrolling interest	—	—	—	—	(19,773)

Total operating expenses	331,902	291,535	247,918	208,647	154,650

Income from operations	210,298	271,556	281,055	278,447	268,146

	Fiscal Years Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands, except per share data)
Other (expense) income:
Interest expense	(76,521)	(85,931)	(85,174)	(72,886)	(44,891)
Interest income	125	119	122	146	32
Realized losses on interest rate swaps, collars and caps, net	(12,823)	(10,293)	(8,409)	(10,163)	(10,824)
Unrealized (losses) gains on interest rate swaps, collars and caps, net	(1,947)	1,512	8,656	5,527	(3,849)
Bargain purchase gain	—	—	—	9,441	—
Other, net	26	23	(45)	44	(115)

Net other expense	(91,140)	(94,570)	(84,850)	(67,891)	(59,647)

Income before income tax and noncontrolling interest	119,158	176,986	196,205	210,556	208,499
Income tax (expense) benefit	(6,695)	18,068	(6,831)	(5,493)	(4,481)

Net income	112,463	195,054	189,374	205,063	204,018
Less: Net (income) loss attributable to the noncontrolling interests	(5,576)	(5,692)	(6,565)	1,887	(14,412)

Net income attributable to Textainer Group Holdings Limited common shareholders	$106,887	$189,362	$182,809	$206,950	$189,606

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.88	$3.34	$3.25	$4.04	$3.88
Diluted	$1.87	$3.32	$3.21	$3.96	$3.80
Weighted average shares outstanding (in thousands):
Basic	56,953	56,719	56,317	51,277	48,859
Diluted	57,093	57,079	56,862	52,231	49,839
Other Financial and Operating Data (unaudited):
Cash dividends declared per common share	$1.65	$1.88	$1.85	$1.63	$1.28
Purchase of containers and fixed assets	$533,306	$818,451	$765,418	$1,087,489	$823,694
Utilization rate(1)	96.80%	96.10%	94.90%	97.40%	98.40%
Total fleet in TEU (as of the end of the period)	3,147,690	3,233,364	3,040,454	2,775,034	2,469,039
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$115,594	$107,067	$120,223	$100,127	$74,816
Containers, net	3,698,011	3,629,882	3,233,131	2,916,673	1,903,855
Net investment in direct financing and sales-type leases (current and long-term)	331,134	369,005	282,121	216,887	110,196
Total assets	4,386,254	4,358,977	3,908,983	3,476,080	2,310,204
Long-term debt (including current portion)	3,023,548	2,995,977	2,667,284	2,261,702	1,509,191
Total liabilities	3,119,327	3,106,612	2,763,489	2,429,947	1,625,278
Total Textainer Group Holdings Limited shareholders’ equity	1,202,675	1,192,545	1,097,823	1,007,503	683,828
Noncontrolling interest	64,252	59,820	47,671	38,630	1,098

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

Risks Related to Our Business and Industry

The demand and pricing for leased containers depends on many factors beyond our control.

Substantially all of our revenue comes from activities related to the leasing, managing and selling of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers, selling used containers and sourcing capital required to purchase new and used containers depends, in part, upon the continued demand to lease new and used and purchase used containers.

Demand for leased containers depends largely on the rate of growth of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. Economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies can and have resulted in a reduction in the rate of growth of world trade and demand by container shipping lines for leased containers. Thus, a decrease in world trade can and has adversely affected our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and can have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur. Other material factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, profitability, competitive pressures and consolidation in the container shipping and container leasing industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerized goods outside their area of production;

•	the availability and terms of container financing for us and for our competitors and customers;

•	fluctuations in interest rates and currency exchange rates;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased in the current year and prior years by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•	port congestion and the efficient movement of containers as affected by labor disputes, work stoppages, increased vessel size, shipping line alliances or other factors that reduce or increase the speed at which containers are handled;

•	consolidation, withdrawal or insolvency of individual container shipping lines;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies or interfere with trade, such as the 2011 earthquake and tsunami in Japan; and

•	other political and economic factors.

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

Global economic weakness has and may continue to materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects.

While domestic and global economic growth resumed following the global financial crisis in 2008 and 2009, the continued sustainability of the US and international recovery is uncertain. The current deceleration and/or reversal of the relatively slow and modest US and global economic recoveries and trade growth could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•	Containerized cargo volume growth — A contraction or further slowdown in containerized cargo volume growth would likely create lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets. Recently, high utilization of our containers and fleet growth has not been sufficient to provide revenue and income growth due to increased competition, low new container prices, other factors that have kept container lease rates low and declining for a prolonged period.

•	Credit availability and access to equity markets — Issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, a high level of volatility in the equity markets could make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted. Additionally, in recent years there has been increased access to debt financing on favorable terms by us and our competitors and this has led to greater competition for lease transactions and lower container lease rates.

Sustained reductions in the prices of new containers have and may continue to harm our business, results of operations and financial condition.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. In the past five years, prices for new standard 20’ dry freight containers have moved in a wide range, with prices ranging between approximately $1,500 and $2,900 during this time. Our average new container cost per CEU decreased 22% during 2015 from 2014 and new container prices are currently near the lowest experienced over the last thirteen years. If new container prices remain at very low levels, the lease rates of older, off-lease containers will also decrease and the prices obtained for containers sold at the end of their useful life will also decrease. Since the beginning of 2013 we have seen new container pricing and the sale prices of our containers sold at the end of their useful lives decline. Continued low new container prices that cause low market lease rates and low resale values for containers have and may continue to adversely affect our business, results of operations and financial condition, even if the sustained reduction in new container prices allow us to purchase new containers at a lower cost.

Lease and/or utilization rates may decrease, which could adversely affect our business, results of operations and financial condition.

We compete mostly on the pricing and the availability of containers. Lease rates for our containers depend on a large number of factors, including the following:

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

Most of these factors are beyond our control. In particular the price of steel declined 40% in 2015 and this has been a significant factor in the decline in new container prices and lease rates. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies, overproduction of new containers by factories and the over-buying by shipping lines, leasing competitors and tax-driven container investors. In 2012 and continuing in 2013 and 2014, container leasing companies, including us, raised substantial amounts of new funds in the debt and equity markets and also were able to repeatedly refinance existing debt on ever more favorable terms. This increased availability of, and reduced cost of debt, which given a limited demand for containers, has contributed to downward pressure on lease rates. The impact to us of the current decline in lease rates has been more severe than past rate decreases due to the substantial growth in our owned fleet in the past few years and the relatively high prices paid for new containers in the period from 2010 to 2012 that were initially leased at historically high rates. If future market lease rates continue to decrease or remain at historically low levels, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition.

Gains and losses associated with the disposition or trading of used equipment may fluctuate and adversely affect our business, results of operations and financial condition.

We regularly sell used containers at the end of their useful lives in marine service or when we believe it maximizes the projected financial return, considering the location, sale price, cost of repair, possible repositioning expenses, earnings prospects and remaining useful life. The realized residual value of these containers affects our profitability. The volatility of the residual values of used containers may be significant. These values depend upon, among other factors, demand for used containers for secondary purposes, comparable new container costs, used container availability, condition and location of the containers, and market conditions. Most of these factors are outside of our control. Additionally, if shipping lines or our leasing company competitors determine to sell their used containers at a younger age than we believe to be the useful life of our equipment, our containers may be more difficult to sell or may sell for less than containers that were more recently manufactured.

Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers will also fluctuate and may be significant if we sell large quantities of used containers. In 2015 we incurred approximately $33 million of container impairments due to the fact that when we determined to dispose of containers their book value exceeded the predicted residual value at the location of disposal. Continued low disposal prices and the high volume of containers being disposed of will cause this elevated level of container impairments to continue. Continued low disposal prices and/or disposal volumes could harm our business, results of operations and financial condition. See Item 5, “Operating and Financial Review and Prospects” for a discussion of our gains or losses on the disposition of used container equipment.

In addition to disposing of our fleet’s used containers at the end of their useful life, we opportunistically purchase used containers for resale from our shipping line customers and other sellers. Shipping lines either enter into trading deals with us at the time they are ready to dispose of older containers or enter into purchase leaseback transactions with us where they sell us older containers and then lease them back until the shipping line is ready to dispose of the containers. We face resale price risk with both transactions since by the time the container is provided to us from the shipping line the prevailing prices for older containers may have declined from the value we assumed at the time of purchase.

If the supply of trading equipment becomes limited because these sellers develop other means for disposing of their equipment or develop their own sales network, our equipment trading revenues and our profitability could be negatively impacted. If selling prices rapidly deteriorate and we are holding a large inventory that was purchased when prices for trading equipment were higher or if prices decline over the life of our purchase leaseback transactions, then our gross margins from trading and the sale of containers acquired through purchase leaseback transactions would decline or become negative. Low resale prices coupled with the higher prices paid for purchase leaseback transactions completed several years ago have caused some purchase leaseback transactions to be unprofitable.

Lessee defaults have and may continue to harm our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection, insurance and recovery expenses.

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

We experienced several lessee defaults in 2015 which negatively impacted our financial performance and we believe that there is the continued risk of lessee defaults in 2016. During the last several years shipping lines have made a number of efforts to raise freight rates on the major trade lanes, however rate increases have generally not been sustainable for long periods of time. Additionally, excess vessel capacity due to new ship production, including the production of very large ships, and the re-activation of previously laid up vessels will continue to be a factor in 2016. Major shipping lines reported mixed financial performance in 2015, but profits have not been consistent. While containerized trade grew slightly in 2015, it was not sufficient to fully utilize the increased vessel capacity. Existing excess vessel capacity and continued new vessel deliveries, especially the delivery of very large vessels, are expected to continue to pressure freight rates for some time. As a result we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults by our customers.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. In recovery actions we must locate the containers and often need to pay accrued storage charges to depots and terminals. We also may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. These recovery, repair and repositioning costs generally are reflected in our financial statements under direct container expense. Accordingly, the amount of our bad debt expense may not capture the total adverse financial impact on us from a shipping line’s default. For our owned containers, these costs directly reduce our income and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. In 2015 we filed a significant insurance claim for one of the lessee defaults we experienced. As a result of this insurance claim, potential future insurance claims or changes in the perceived risk of providing default insurance, default insurance might not be available to us in the future on commercially reasonable terms or at all. Our insurers may not agree with our determination that we have suffered an insured loss or our calculation of the amount of the insured loss. Any such future defaults could harm our business, results of operations and financial condition.

Historically we have recovered a very high percentage of the containers from defaulted lessees. However in the last three years we encountered defaults from several smaller lessees and lessees in locations where recoveries did not track to our historical experience and significant losses were incurred. These losses were due to a number of containers being unrecoverable as the containers were not in the control of the lessee or the containers were detained by depots or terminals that demanded storage charges in excess of the value of the detained containers after accounting for repair and repositioning costs. If a material amount of future recoveries from defaulted lessees continue to deviate from our historical recovery experience, our financial performance and cash flow could be severely adversely affected.

Certain liens may arise on our containers.

Depot operators, manufacturers, repairmen and transporters do come into possession of our containers from time to time and have amounts due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge such liens on our containers.

If we are unable to lease our new containers shortly after we purchase them, our business, results of operations, cash flows and financial condition may be harmed.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the higher cost of the previously purchased containers. Additionally, if we believe new container prices are attractive, we may purchase more containers than we have immediate demand for if we expect container prices or lease rates may rise. If prices do not rise or new container demand weakens, we may be unable to lease this speculative inventory on attractive terms or at all. Declines in new container prices, lease rates, or the inability to lease new containers could harm our business, results of operations and financial condition.

We face risks associated with re-leasing containers after their initial long term lease.

We estimate the useful lives of our non-refrigerated containers other than open-top and flat-rack containers, refrigerated containers, tank containers and open top and flat rack containers to be 13, 12, 20 and 14 years, respectively. When we purchase newly produced containers, we typically lease them out under long-term leases with terms of three to five years at a lease rate that is correlated to the price paid for the container and prevailing interest rates. As containers leased under term leases are not leased out for their full economic life, we face risks associated with re-leasing containers after their initial long term lease at a rate that continues to provide a reasonable economic return based on the initial purchase price of the container. For leases that are currently expiring we are re-leasing the containers at substantially lower lease per diems as prevailing container lease rates have declined significantly from the lease rates available three to five years ago when these containers were initially leased. If prevailing container lease rates decline significantly between the time a container is initially leased out and when its initial long term lease expires, or if overall demand for containers declines, we may be unable to earn a similar lease rate from the re-leasing of containers when their initial term leases expire which could materially adversely impact our results and financial performance.

Sustained reduction in the production of new containers could harm our business, results of operations and financial condition.

The lack of new production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.0% in 2010 and 8.6% in 2011. During the period of decline in the world container fleet, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011 and continued steady production from 2012 through 2015, if there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

Consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers. Any material increase in the cost or reduction in the supply of new containers could harm our business, results of operations and financial condition.

We currently purchase almost all of our containers from manufacturers based in the People’s Republic of China (the “PRC”). If it were to become more expensive for us to procure containers in the PRC or to transport these containers at a low cost from the manufacturer to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, consolidation among container suppliers, increased tariffs imposed by the U.S. or other governments, increased fuel costs, increased labor costs, or for any other reason, we may have to seek alternative sources of supply and we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs.

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

We depend on third party depot operators to repair and store our equipment in port areas throughout the world. Growth in the world’s container fleet has significantly outpaced growth in depot capacity and even in the current period of historically high utilization, we are currently experiencing limited depot capacity in certain major port cities, including Singapore, Hong Kong and Pusan. Additionally, the land occupied by depots is increasingly being considered prime real estate, as it is coastal land in or near major cities, and this land may be developed into other uses or there may be increasing restrictions on depot operations by local communities. This trend has already caused depot storage costs to increase and could further increase depots costs and in some cases force depots to relocate to sites further from the port areas. If these changes affect a large number of our depots, or if we experience a period of lower container utilization, it could significantly increase the cost of maintaining and storing our off-hire containers. Additionally, if depot space is unavailable, we may be unable to accept returned containers from lessees, which may cause us to breach our lease agreements.

We own a large and growing number of containers in our fleet and are subject to significant ownership risk and increasing our owned fleet entails increasing our debt, which could result in financial instability.

Ownership of containers entails greater risk than management of containers for container investors. In 2015, we increased the percentage of containers in our fleet that we own from 78.9% at the beginning of the year to 80.1% at the end of the year and as of February 29, 2016 the owned percentage of our fleet is approximately 80.2%. The increased number of containers in our owned fleet increases our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we focus on increasing the number of owned containers in our fleet and we therefore expect our ownership risk to increase correspondingly.

As we increase the number of containers in our owned fleet, we will likely have more capital at risk and may need to maintain higher debt balances. For example, our total debt increased from $2,996.0 million at the start of 2015 to $3,023.5 million at the end of 2015. Additional borrowings may not be available under our revolving credit facilities or our secured debt facilities, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business or may not have access on attractive terms. These effects, among others, may reduce our profitability and adversely affect our plans to maintain the container ownership portion of our business.

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

We have derived, and believe that we will continue to derive, a significant portion of lease billings and cash flow from a limited number of container lessees. Lease billings from our 20 largest container lessees represented $475.9 million or 77.4% of the total fleet billings during 2015, with lease billings from our single largest container lessee accounting for $74.8 million, or 12.2% of container lease billings during such fiscal year. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition.

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

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is expected. In recent years two major German shipping lines have each acquired different South American shipping lines, a French shipping line acquired a Singaporean shipping line and two large Chinese shipping lines are expected to consolidate. Historically shipping lines have also formed a number of alliances to share vessel space and the creation of new alliances and changes in the membership of each alliance is ongoing. Consolidation of major container shipping lines and growth of alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. If shipping line alliances are effective at making shipping lines more efficient, this could reduce the demand for containers. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

We face extensive competition in the container leasing industry and our lessees may decide to buy, rather than lease their containers.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. Some of these competitors may have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could, if leased, lead to significant downward pressure on per diem rates, margins and prices of containers. Competition among container leasing companies depends upon many factors, including, among others: per diem rates; supply reliability; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. In recent years several container leasing companies have acquired other container lessors and we may face increased competition from these merged firms. Following the completion of each consolidation, the new entity may face further pressure for fleet growth and may compete even more aggressively, causing further declines in per diems available from new container leases. New entrants into the leasing business may be attracted by the historically high rate of containerized trade growth, access to the capital markets and the historically low pricing for containers. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. Additionally, the management agreements under which we manage containers for other parties do not restrict these container owners from having other container fleets managed by competing leasing companies or from directly competing with us.

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. In part due to constraints on their financing and desire to allocate capital to new ship purchases and port terminals, in recent years, shipping lines have generally reduced their purchases of new containers. In 2015 we believe that about 55% of all shipping containers were purchased by leasing companies and we estimate that this trend will continue in 2016. However the low prevailing prices for new containers may cause shipping lines to purchase a greater percentage of their containers than they have in recent years. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased positioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

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

Changes in the political leadership of the PRC may have a significant effect on laws and policies that impact economic growth and trade and the corresponding need for containers to ship goods from the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion, remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation of or increases in such disparities could affect the political or social stability of the PRC. Furthermore, the current high level of debt by some companies in China may lead to defaults which may not be supported by the Chinese government. In recent years the rate of economic growth in the PRC has declined significantly and is expected to decline further. Additionally government policies that reduce the emphasis on manufacturing and increase priorities for domestic consumption and services may alter trade patterns and reduce demand for containers.

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2015, approximately 27.1% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. Almost all container manufacturing facilities from which we purchased our containers in 2015 are located in the PRC. A reduced rate of economic growth, changes to economic policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 73% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2015. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2015, 2014 and 2013, 27%, 28%, and 32%, respectively, of our direct container expenses were paid in up to 18 different foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income. While the prices of the used containers we trade or dispose of are primarily quoted and billed in U.S. Dollars, declines in the currencies where these containers are sold relative to the U.S. Dollar can serve to reduce the market prices for used containers, which will decrease our net income. We do not engage in foreign currency hedging activities which might reduce the volatility associated with exchange rates.

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

A substantial portion of our containers are used in trade involving goods being shipped from the PRC and other Asian countries to the United States, Europe, Latin America or other regions and within Asia. The willingness and ability of international consumers to purchase foreign goods is dependent on political support, in the United States, Europe Latin America and other countries, for an absence of government-imposed barriers to international trade in goods and services. For example, international consumer demand for foreign goods is related to price; if the price differential between foreign goods and domestically-produced goods were to decrease due to increased tariffs on foreign goods, strengthening in the applicable foreign currencies relative to domestic currencies, rising wages, increasing input or energy costs or other factors, demand for foreign goods could decrease, which could result in reduced demand for intermodal container leasing. A similar reduction in demand for intermodal container leasing could result from an increased use of quotas or other technical barriers to restrict trade. The current regime of relatively free trade may not continue.

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

The efficient operation of our business is highly dependent on our proprietary information technology systems. We rely on our systems to record transactions, such as repair and depot charges, purchases and disposals of containers and movements associated with each of our owned or managed containers. We use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio, reduce costs and improve customer service. We also rely on these systems for the accurate tracking of the performance of our managed fleet for each container investor. The failure of our systems to perform as we expect could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. Our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses or cyber-attacks. Even though we have developed redundancies and other contingencies to mitigate any disruptions to our information technology systems, these redundancies and contingencies may not completely prevent interruptions to our information technology systems. In recent years we have moved various information technology systems and data to cloud-based storage providers and software vendors. We face additional risks from relying on third parties to store, process and manage our data and software. Any such interruptions could harm our business, results of operations and financial condition.

We may incur significant costs to reposition our containers, which could harm our business, results of operations and financial condition.

When lessees return containers to locations where supply exceeds demand and when lessees default and we recover containers, we sometimes reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the previous lessee of the containers or pick-up charges paid by the new lessee. We seek to limit the number of and impose surcharges on containers returned to low demand locations. Market conditions, however, may not enable us to continue such practices. In addition, we may not be able to accurately anticipate which locations will be characterized by higher or lower demand in the future, and our current contracts will not protect us from repositioning costs if locations that we expect to be higher demand locations turn out to be lower demand locations at the time the containers are returned. Any such increases in costs to reposition our containers could harm our business, results of operations and financial condition.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt. As of December 31, 2015, we had outstanding indebtedness of $3,023.5 million under our debt facilities. All of our outstanding indebtedness is secured debt collateralized by our container assets. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business.

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

We are also required to comply with certain financial ratio covenants. These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these financial covenants and restrictions, due to weaker financial performance, reduced asset values or otherwise could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets.

If we are unable to enter into interest rate swaps, collars and caps on reasonable commercial terms or if a counterparty under our interest rate swap, collar and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facilities and intend to use borrowings under our revolving credit facilities and our secured debt facilities for such funding in the future. All of our outstanding debt, other than the $498.4 million in aggregate principal amount under TMCL III’s Series 2013-1 and Series 2014-1 Fixed Rate Asset Backed Notes are subject to variable interest rates. We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. There can be no assurance that interest rate swaps, collars and caps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate swaps, collars and caps or if a counterparty under our interest rate swap, collar and cap agreements defaults, our exposure associated with our variable rate debt could increase.

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

Safer testing procedures have been developed and were implemented by refrigeration manufacturers and industry participants in order to determine whether counterfeit or improper gas has been used to service a refrigeration machine. However, there can be no assurance that these procedures will prove to be reliable and cost effective. If industry procedures and tests are not proven safe and effective or if the use of such counterfeit and improper refrigerant is more widespread than currently believed or other counterfeit refrigerant issues emerge in the future, the value of our refrigerated container fleet and our ability to lease refrigerated containers could be materially impaired and could therefore have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, we might be subject to claims for damages by parties injured by contaminated refrigeration machinery operated by our lessees which may materially adversely affect us.

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

As a Bermuda corporation that has an indirect wholly-owned U.S. subsidiary with operations in the U.S., our U.S. operations are subject to certain U.S. laws that may also impact our international operations. We are subject to the regulations imposed by the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. We are also subject to U.S. Executive Orders and U.S. Treasury sanctions regulations restricting or prohibiting business dealings in or with certain nations and with certain specially designated nationals (individuals and legal entities). Any determination or investigation into violations of these laws and regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We may not be able to pay future dividends, or we may need to reduce our dividend, because dividends depend on future earnings, capital requirements, and financial condition. In 2015 we lowered our dividend for the first time since our 2007 initial public offering. The declaration, amount and payment of future dividends are at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year, in each quarter of a year, or pay any specific amount of dividends. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) TL’s revolving credit facility or term loan, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction, suspension or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

We face risks from our share repurchase program

In 2015 we announced a share repurchase program to repurchase up to $100 million of our shares. Purchases under this program are at our discretion and we may not purchase all $100 million of shares under the program. This program may be reduced or terminated at any time by us. Using our available cash to purchase shares may reduce the amount available for dividend payments which could cause us to need to reduce the amount of our dividend or adopt a more flexible dividend policy. Share repurchases may also reduce our financial flexibility and limit our ability to reduce debt and may reduce our funds available for container investments. Using funds to repurchase shares could cause our debt to equity ratio to increase and may impair our ability to comply with the financial covenants in our debt agreements. Share repurchases may also reduce the number of shares available for other investors to purchase in the market which could add to share price volatility for our stock. We face these and other risks related to share repurchases.

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

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under this new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. Lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The guidance is effective for interim and annual periods beginning after December 15, 2018 and early application is permitted. Because this new guidance virtually eliminates for lessees the financial statement benefit of entering into operating leases, it could change the way we and our customers conduct our businesses.

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

The market price of our common shares has been, and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from an intra-day low of $4.23 per share to an intra-day high of $43.96 per share. If the market price of the shares declines significantly, the value of an investment in our common shares would decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

•	variations in our quarterly operating results;

•	failure to meet analysts’ earnings estimates;

•	publication of research reports about us, other intermodal container lessors or the container shipping industry or the failure of securities analysts to cover our common shares or our industry;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;

•	changes in our dividend payment policy or failure to execute our existing policy;

•	our share repurchase program, the execution of this program or changes in this program;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community;

•	changes or proposed changes in laws or regulations affecting the container shipping industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	impact of global financial crises or stock market disruptions.

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

Halco currently owns approximately 48.2% of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Five of our ten directors are also directors of Trencor. Halco may have interests that are different from other shareholders. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common shares.

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

Five of our ten directors are also directors of Trencor. Two of these directors, Neil I. Jowell and Cecil Jowell have announced their retirements from our board of directors and from Trencor. Our remaining directors are expected to appoint directors to fill the Jowell vacancies in May 2016. These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us as well as Halco and Trencor, including matters arising under our agreements with Halco and its affiliates. In addition, to the extent that some of these directors may own shares in Trencor, they may have conflicts of interest when faced with decisions that could have different implications for Trencor than they do for us. Furthermore, Trencor, as a South African company, endorses the Code of Corporate Practices and Conduct in the King III Report on Corporate Governance. The King III Report on Corporate Governance is a document promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civic society and the environment); and the state. Halco and/or Trencor may seek to impose these corporate governance practices on us, which may result in constraints on management and may involve significant costs. Your interests as a holder of our common shares may not align with the interests of Halco and/or Trencor and their affiliates and shareholders.

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

Our ability to issue securities in the future may be materially constrained by Trencor’s South African currency restrictions and JSE Listings Requirements and Trencor’s results may differ from our results due to their use of different accounting standards.

Trencor, a South African company listed on the JSE Limited (the “JSE”), is a beneficiary under a trust which owns 100% of Halco, which currently has an interest in 48.2% of our issued and outstanding shares. Five of our ten directors are also directors of Trencor. Both South African exchange control authorities and the JSE impose certain restrictions on Trencor.

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

The above requirements could limit our financial flexibility by, among other things, impacting our future ability to raise funds through the issuance of securities, preventing or limiting the use of our common shares as consideration in acquisitions, and limiting our use of option grants and restricted share grants to our directors, officers and other employees as incentives to improve the financial performance of our company. Additionally, Trencor reports its results under the IFRS accounting standards while we report under U.S. GAAP. This may cause Trencor’s reporting of our results to differ from what we report and may result in an inability to reconcile the results of both companies, market confusion and an inconsistent market reaction when both companies report results.

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

Sales of substantial amounts of common securities into the public market, or the perception that such sales will occur, may cause the market price of our common shares to decline significantly. In September 2012, we completed a sale of 8,625,000 common shares, including 2,500,000 common shares offered by a selling shareholder, Halco. The price of our shares could be negatively impacted if we undertake additional offerings to sell securities. In addition, at our 2010 Annual General Meeting of Shareholders held on May 19, 2010, our shareholders approved an amendment to our 2007 Share Incentive Plan to increase the maximum number of our common shares issuable pursuant to such plan by 1,468,500 shares from 3,808,371 shares to 5,276,871 shares. On May 21, 2015, our board of directors approved an amendment and restatement of the 2007 Share Incentive Plan as the 2015 Share Incentive Plan at the annual meeting of shareholders to increase the maximum number of our common shares issuable pursuant to such plan by 2,000,000 shares and to extend the term of such plan for ten years from the date of the annual meeting of shareholders. The common shares to be issued pursuant to awards under our 2007 Share Incentive Plan have been registered on registration statements on Form S-8 filed with the Securities Exchange Commission and, when issued, will be freely tradable under the Securities Act of 1933.

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

At December 31, 2015, Textainer Group Holdings Limited had two directly-owned subsidiaries:

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

Trencor Limited (“Trencor”), a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa under the symbol “TRE”, and its affiliates currently have beneficiary interest in 48.2% of our issued and outstanding common shares as discretionary beneficiaries of one of our shareholders, Halco Holdings Inc.

Our internet website address is www.textainer.com. The information contained on, or that can be accessed through, our website is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

Significant Events

On April 26, 2013, TAP Funding entered into a credit agreement with a group of banks that provided for a revolving credit facility with an aggregate commitment amount of up to $170.0 million (the “TAP Funding Revolving Credit Facility”). TAP Funding used proceeds from the TAP Funding Revolving Credit Facility to terminate TAP Funding’s existing revolving credit facility that had an aggregate commitment amount of up to $120.0 million. The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, was one-month London Inter Bank Offered Rate “LIBOR” plus 2.00% beginning on its inception date through its maturity date, April 26, 2016. There was a commitment fee of 0.65% (if aggregate loan principal balance was less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance was equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which was payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The revolving credit period would end on April 26, 2016 and the aggregate loan principal balance would be due on the maturity date.

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

On July 25, 2014, we reached a settlement for outstanding claims we had in bankruptcy proceedings with one of our Korean lessees for amounts past due on billings to that lessee. We had previously reserved for all outstanding billings from this customer. The settlement amount was paid for in the stock of and a note payable from the newly organized, post-bankruptcy lessee. We negotiated the sale of our rights to the stock and note payable for cash, which was completed on August 21, 2014 for $9,926, $7,855 of which was attributable to our owned fleet. Accordingly, we recognized a bad debt recovery of $4,958 for billings included in our allowance for doubtful accounts and lease rental income of $2,620 and gain on sale of containers, net of $277 for billings that were not previously recognized.

On September 19, 2014, TW entered into an amendment of the TW Revolving Credit Facility in which we extended the revolving term to September 18, 2016 and lowered the interest rate to one-month LIBOR plus 2.0%.

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

On December 23, 2014, TAP Funding entered into an amendment of its revolving credit facility (the “TAP Funding Revolving Credit Facility”) which reduced the aggregate commitment amount to $150,000, extended the maturity date to December 23, 2018 and lowered the interest rate to one-month LIBOR plus 1.75%, payable in arrears. The amendment also lowered to commitment fee to 0.55% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee, which is payable annually in advance. The aggregate loan principal balance is due on the maturity date, December 23, 2018.

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

On April 1, 2015, TW entered into an amendment of the TW revolving Credit Facility which increased the aggregate commitment amount up to $300,000 and increased the advance rate for eligible finance lease containers to 90%.

On June 19, 2015, TL entered into an amendment of the TL Revolving Credit Facility which extended the maturity date to June 19, 2020, lowered the interest rate to U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, and lowered the commitment fee to between 0.175% and 0.275%. The spread and commitment fee vary based on the leverage of TGH. The amendment also replaced the borrowing capacity of one of the TL Revolving Credit Facility lenders with the commitment allocated to 13 existing lenders.

On July 23, 2015, TL entered into a five-year revolving credit facility (the “TL Revolving Credit Facility II”) with a group of financial institutions and an aggregate commitment amount of up to $190,000. The TL Revolving Credit Facility II provides for payments of interest only during its term beginning on its inception date through July 23, 2020, when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility II is based either on the base rate or LIBOR plus a spread between 0.80% and 1.65%, which varies based on TGH’s leverage. Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. There is a commitment fee of 0.20% to 0.30% on the unused portion of the TL Revolving Credit Facility II, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

In August 2015, one of the Company’s customers became insolvent and some containers on operating and direct financing leases to the customer were deemed unlikely recoverable. The Company maintains insurance to cover the value of containers that are unlikely recoverable from its customers, the cost to recover containers and up to 180 days of lost lease rental income. Accordingly, during the year ended 2015, an impairment was recorded to write off containers, net and net investment in direct financing and sales-type leases with book values of $8,815 and $2,903, respectively, and an insurance receivable of $11,435 was recorded for $8,796 of estimated proceeds for containers unlikely recoverable, $1,685 of recovery costs recorded as a reduction to direct container expense and $955 of lost lease rental income recorded as reduction to container impairment. The impairment net of estimated insurance proceeds of $1,968 was recorded in container impairment in the condensed consolidated statements of comprehensive income for the year ended 2015.

On October 29, 2015, TGH’s board of directors approved a share repurchase program of up to $100,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or by establishing a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares.

On December 22, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which lowered the requirement of certain containers sales proceeds ratio from 100% to 90%.

Principal Capital Expenditures

Our capital expenditures for containers in our owned fleet and fixed assets during 2015, 2014 and 2013 were $533.3 million, $818.5 million and $765.4 million, respectively. We received proceeds from the sale of containers and fixed assets during 2015, 2014 and 2013 of $129.5 million, $141.2 million and $123.7 million, respectively.

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

Our Company

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of more than 2.1 million containers, representing more than 3.1 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 360 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have leased containers from us for an average of 30 years.

We have provided an average of more than 235,000 TEU of new containers per year for the past five years, and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of more than 93,000 containers per year for the last five years to more than 1,200 customers.

We provide our services worldwide via an international network of 14 regional and area offices and 500 independent depots.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2015, we owned containers accounting for approximately 80% of our fleet.

•	Container Management. As of December 31, 2015, we managed containers on behalf of 14 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. As of December 31, 2015, total managed containers accounted for approximately 20% of our fleet.

•	Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering location, sale price, the cost of repair, and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

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

Our total fleet consists of containers that we own and containers owned by other container investors that we manage. In general, owning containers during periods of high demand for containers provides higher margins than managing containers, since we receive all of the net operating income for the containers that we own but only a percentage of the net operating income of the containers that we manage as a management fee. On the other hand, managing containers during periods of low demand for containers reduces the negative financial impact of such periods since the container investors bear the cost of owning the containers.

For 2015, we generated revenues, income from operations and income before income tax and noncontrolling interests of $542.2 million, $210.3 million and $119.2 million, respectively. During 2015, the average utilization of our owned fleet was 97.0%. As mentioned above, we operate in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables summarize revenues, by category of activity, and income before income tax and noncontrolling interests generated from each of our operating segments reconciled to our total revenues and income before income tax and noncontrolling interests shown in our consolidated statements of comprehensive income included in Item 18, “Financial Statements” in this Annual Report on Form 20-F for the fiscal years ended December 31, 2015, 2014 and 2013:

	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
2015
Lease rental income	$508,876	$1,590	$—	$—	$—	$510,466
Management fees from external customers	317	12,002	3,291	—	—	15,610
Inter-segment management fees	—	45,620	10,104	—	(55,724)	—
Trading container sales proceeds	—	—	12,670	—	—	12,670
Gains on sale of containers, net	3,454	—	—	—	—	3,454

Total revenues	$512,647	$59,212	$26,065	$—	$(55,724)	$542,200

Segment income before income tax and noncontrolling interests	$87,015	$26,305	$9,335	$(4,283)	$786	$119,158

2014
Lease rental income	$502,596	$1,629	$—	$—	$—	$504,225
Management fees from external customers	345	13,656	3,407	—	—	17,408
Inter-segment management fees	—	49,032	10,206	—	(59,238)	—
Trading container sales proceeds	—	—	27,989	—	—	27,989
Gains on sale of containers, net	13,469	—	—	—	—	13,469

Total revenues	$516,410	$64,317	$41,602	$—	$(59,238)	$563,091

Segment income before income tax and noncontrolling interests	$143,618	$30,298	$10,249	$(3,291)	$(3,888)	$176,986

2013
Lease rental income	$467,647	$1,085	$—	$—	$—	$468,732
Management fees from external customers	375	15,904	3,642	—	—	19,921
Inter-segment management fees	—	45,016	10,369	—	(55,385)	—
Trading container sales proceeds	—	—	12,980	—	—	12,980
Gains on sale of containers, net	27,340	—	—	—	—	27,340

Total revenues	$495,362	$62,005	$26,991	$—	$(55,385)	$528,973

Segment income before income tax and noncontrolling interests	$160,145	$33,011	$10,740	$(3,841)	$(3,850)	$196,205

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

We primarily lease containers under four different types of leases. Term leases provide a customer with a specified number of containers for a specified period of time, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives. Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers. Term leases represented 76.3% of our total on-hire fleet as of December 31, 2015. Master leases, which provide a framework of terms and conditions valid for a specified period of time, typically one year, give customers greater pick-up and drop-off flexibility than is typical in term leases and represented 12.7% of our total on-hire fleet as of December 31, 2015. Finance leases, which provide customers an alternative means for purchasing containers, represented 9.0% of our total on-hire fleet as of December 31, 2015. Spot leases, which provide customers with containers for a relatively short lease period and fixed pick-up and drop-off locations, represented 2.0% of our total on-hire fleet as of December 31, 2015.

Our expertise and flexibility in managing containers after their initial lease is an important factor in our success. The administrative process of leasing new containers is relatively easy because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. However, to successfully compete in our industry, we must not only obtain favorable initial long-term leases for new containers, but also maximize the return generated by these containers throughout their useful life in marine service and their ultimate sale into the secondary market. To do that, we focus on renewing or extending our long-term container leases beyond their expiration dates (typically three to five years from the start of the lease). In addition, we attempt to negotiate favorable return provisions on all leases, maintain an active presence in the master and spot lease markets, and work to increase our options for disposing of off-lease containers so that we have attractive alternatives if it is not possible to achieve reasonable renewal or extension of terms with the current lessee. We have the capability and the infrastructure to re-lease or dispose of our containers at comparatively attractive terms, which increases our leverage with the lessees.

We supply leased containers to the U.S. military pursuant to a contract with the U.S. Transportation Command Directorate of Acquisition (“USTranscom”) and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

We believe that we have the ability to reposition containers, if necessary, that are returned in lower demand locations to higher demand locations at competitive costs as a result of our experienced logistics team. Our large customer base of approximately 360 lessees increases our ability to re-lease returned containers. Our Container Resale segment sells containers to optimize their residual value in multiple markets, including locations with low lease-out demand. This system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become one of the world’s largest container lessors and led to 29 consecutive years of profits.

Industry Overview

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (“ISO”). The industry-standard measurement unit is the Twenty-Foot Equivalent Unit (“TEU”), which compares the length of a container to a standard 20’ container. For example, a 20’ container is equivalent to one TEU and a 40’ container is equivalent to two TEU. Standard dry freight containers are typically 8’ wide, come in lengths of 20’, 40’ or 45’ and are either 8’6” or 9’6” high. The three principal types of containers are described as follows:

•	Dry freight standard containers. A dry freight standard container is constructed of steel sides, roof, an end panel on one end and a set of doors on the other end, a wooden floor and a steel undercarriage. Dry freight standard containers are the least expensive and most commonly used type of container. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel. According to the latest available data, dry freight standard containers comprised approximately 90.1% of the worldwide container fleet, as measured in TEU, at December 31, 2014.

•	Dry freight specialized containers. Dry freight specialized containers consist of open-top and flat-rack containers. An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery. According to the latest available data, dry freight specialized containers comprised approximately 2.2% of the worldwide container fleet, as measured in TEU, at December 31, 2014.

•	Other containers. Other containers include refrigerated containers, tank containers, 45’ containers, pallet-wide containers and other types of containers. The two most prominent types of such containers are refrigerated containers and tank containers. A refrigerated container has an integral refrigeration unit on one end which plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids. According to the latest available data, other containers comprised approximately 7.7% of the worldwide container fleet, as measured in TEU, at December 31, 2014.

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

According to World Cargo News, as of January 2015, leasing companies owned approximately 50% of the total worldwide container fleet of 36.4 million TEU. The percentage of containers owned by shipping lines ranged from 39% to 54% from 1980 through 2015. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing their flexibility to manage the availability and location of containers;

•	increasing their ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Lunar New Year; and

•	reducing their capital expenditures.

While international containerized trade grew rapidly and was consistently positive for the twenty-six years through 2007, there was a global financial crisis and recession during the second half of 2008, which continued through 2009. With virtually no new standard dry freight containers manufactured from the fourth quarter of 2008 through the end of 2009, we estimate that the world container fleet declined by approximately 4% in 2009 as a result of the continued retirement of older containers in the ordinary course. During this period, container manufacturers lost an estimated 60% of their skilled workers due to long shutdowns. The difficulties manufacturers faced in hiring and training new workers limited their production capacity throughout 2010 and full production capacity only resumed in 2011. Based on industry analyst reports, we expect new dry freight container production to be 2.4 million TEU in 2016 compared to 2.5 million TEU in 2015 and, lessors are expected to purchase 45% of total production in 2016 compared to 43% in 2015. Furthermore, we expect to see solid replacement demand combined with growth due to vessel delivery of approximately 1.3 million TEU, vessel capacity growth equal to approximately 7% of current capacity and cargo volume growth of approximately 3% to 4%.

The shipping business has been characterized by cyclical swings due in part to lengthy periods of excess or scarce vessel capacity. We believe that these sustained periods of vessel supply/demand imbalances are mainly a function of the multi-year ordering and production cycle associated with the manufacture of new vessels and the shipping line industry’s shift to the use of significantly larger vessels, which requires shipping lines to estimate market growth many years into the future. Container leasing companies are partially insulated from the risks of these shipping cycles by the relatively short production time associated with the manufacture of new containers. Lead times for new container orders are typically only a few months, so the rate of new container ordering can be quickly adjusted to reflect unexpected market changes.

Our term leases maturing in 2016, represent approximately 8.5% of our fleet and we expect containers under those leases to be re-priced downward due to the current low level of new container rental rates. Additionally, for most leasing companies, the percentage of containers on long-term leases has grown over the past ten years, while the percentage on master leases has declined. As of December 31, 2015, approximately 76% of our total on-hire fleet was on long-term leases, compared to approximately 67% ten years ago. As a result, changes in utilization have become less volatile for Textainer and most leasing companies.

According to World Cargo News, intermodal leasing companies, as ranked by total TEU as of January 2015, are as follows:

Company	TEU (000’s)	Percent of Total
Textainer(1)	3,230	17.7%
Triton Container International(2)	2,400	13.2%
TAL International Group Inc.(2)	2,300	12.6%
Florens Container Services	1,900	10.4%
SeaCo Global(3)	1,400	7.7%
SeaCube Container Leasing Ltd.	1,250	6.9%
CAI International, Inc.	1,180	6.5%
Cronos Group(3)	800	4.4%
Dong Fang International Asset Management Ltd.	750	4.1%
Beacon Intermodal Leasing	660	3.6%
Touax Global Container Solutions	630	3.5%
Blue Sky Intermodal	295	1.6%
Magellan Maritime Services	205	1.1%
Other	1,200	6.7%

Grand Total	18,200	100.0%

(1)	Textainer Group’s owned and managed fleet consisted of 3,148 TEU at December 31, 2015.

(2)	In November 2015, Triton Container International and TAL International Group Inc. entered into a definitive agreement under which the two companies will be combined. The companies expect to complete the transaction during the first half of 2016.
(3)	In January 2015, Bohai Leasing Company of China (“Bohai”) acquired SeaCo Group. Cronos Group is also wholly owned by Bohai.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage, including:

One of the Largest Container Lessors in the Industry. We operate one of the world’s largest fleets of leased intermodal containers by fleet size, with a total fleet of more than 2.1 million containers, representing more than 3.1 million TEU, as of December 31, 2015. We provide our services worldwide via a network of regional and area offices and independent depots. We have been one of the largest buyers of new containers purchasing an average of more than 235,000 TEU per year for the last five years and are also one of the largest sellers of used containers, selling an average of more than 93,000 containers per year for the last five years. Our consistent presence in the market buying and selling containers provides us with broad market intelligence, and valuable insight into the demand patterns of our shipping line customers and resale container buyers.

Proven Ability to Grow Our Fleet Over Time. Our ability to invest in our fleet on a consistent basis has allowed us to become one the world’s largest container lessors. We have demonstrated our ability to increase the size of our container fleet by purchasing containers from manufacturers and by acquiring existing container fleets or their management rights. Over the past 17 years, we have acquired the rights to manage over 1,400,000 TEU from former competitors and we have acquired approximately 673,000 TEU of containers from our managed fleet. As one of the largest buyers of new containers, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to reliably purchase containers during periods of high demand.

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

Strong Long-Standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. We lease containers to approximately 360 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by vessel fleet size in TEU and we have sold containers to an average of more than 1,200 resale customers for the last five years. We believe our ability to consistently supply containers in locations where our customers need them makes us one of the most reliable lessors of containers. Our top 20 customers, as measured by revenues, have leased containers from us for an average of 30 years.

Multiple Sources of Revenue. We believe that the long-term nature of our lease portfolio, as well as the presence of both owned and managed containers in our fleet, provides us with a more predictable source of revenues and operating cash flow and higher operating margins over time, enabling us to manage and grow our business more effectively. We derive revenues from leasing our owned containers, managing containers owned by third parties and buying and selling containers. These multiple revenue streams provide for a diverse income base, help to mitigate the effects of our cyclical industry on profitability and allow us to optimize our use of capital.

Experienced Management Team. Our senior executives have a long history in the industry. Our senior executives have an average of 16 years of service with us. The executive team has extensive experience in sourcing, leasing, financing, selling, trading and managing containers, as well as a long track record of successfully acquiring and selling container assets.

Business Strategies

We intend to grow our business profitably by pursuing the following strategies:

Leverage Our Status as one of the Largest Container Lessors and Consistent Purchaser and Seller of Containers. We make regular purchases of containers to replace older containers and increase the size of our fleet. We believe that this consistent purchasing behavior and the resulting scale and young fleet age profile provides us with a competitive advantage in maintaining strong relationships with manufacturers and growing our market share with our existing customers.

Be the Most Reliable Supplier of Quality Containers. We continue to provide superior equipment and ensure that it is available in the right location and at the right time. Having one of the world’s largest owned and managed container fleets, we are in a strong position to be the most reliable supplier of dry freight containers to meet the demands of shipping lines.

Pursue Attractive Container Related Acquisition Opportunities. We will continue to seek to identify and attempt to acquire attractive portfolios of containers and companies to allow us to grow our fleet profitably. We believe that the consolidation trend in our industry will continue and may offer us future growth opportunities. We also believe that current economic conditions may also result in potential acquisition opportunities, including the purchase and leaseback of customer-owned containers. Purchase and leaseback transactions can be attractive to our customers because they free up cash for other capital needs. These transactions enable us to buy attractively priced containers and at the same time place them on leases for the remainder of their marine service lives.

Continue to Focus on Maintaining High Levels of Utilization and Operating Efficiency. We will continue to target high utilization rates and attractive returns on our assets through our focus on longer-term leases and disciplined portfolio management. As of December 31, 2015, approximately 76% of our total on hire fleet (based on total TEU) was on long-term leases, compared to approximately 67% ten years ago. We also drive operating efficiency by maintaining a low cost structure, having brought down our fleet management cost per CEU per day by approximately 52% and grown the number of CEU per employee by over 193%, in each case over the 10 years ended December 31, 2015. Our management cost per CEU per day and CEU per employee metrics are significantly better than those of the other two container leasing companies publicly traded in the U.S. Furthermore, we believe that we can grow our fleet without a proportionate increase in our headcount, thereby improving our profitability by spreading our operating expenses over a larger revenue base.

Extend the Lease of In-fleet Containers. Since many shipping lines must utilize capital to finance vessels, it is possible that some will conclude in 2016, as they did in 2015, that it is more cost-effective to extend leases of in-fleet containers than either buy containers or lease new containers.

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

Maintain Access to Diverse Sources of Capital. We have successfully utilized a wide variety of financing alternatives to fund our growth, including secured debt financings, bank financing, and equity from third party investors in containers. We believe this diversity of funding, combined with our access to the public equity markets, provides us with an advantage in terms of both cost and availability of capital, versus our smaller competitors and also some of our shipping line customers.

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

Our Container Fleet

As of December 31, 2015, we operated 3,147,690 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of more than 235,000 TEU of new containers per year over the past five years. Our ability to invest in our fleet on a consistent basis has been instrumental in our becoming one of the world’s largest container lessors. Our container fleet consists primarily of standard dry freight and refrigerated containers. The containers that we lease are generally either owned outright by us or owned by third parties and managed by us. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers as of December 31, 2015 (unaudited):

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,326,308	604,967	2,931,275	2,080,201	541,748	2,621,949
Refrigerated	128,143	11,965	140,108	518,463	48,006	566,469
Other specialized	67,305	9,002	76,307	101,030	15,392	116,422

Total fleet	2,521,756	625,934	3,147,690	2,699,694	605,146	3,304,840

Percent of total fleet	80.1%	19.9%	100.0%	81.7%	18.3%	100.0%

The amounts in the table above did not change significantly from December 31, 2015 to the date of this Annual Report on Form 20-F.

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

Term leases

Term leases (also referred to as long-term leases) provide a customer with a specified number of containers for a specified period, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease. Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives rather than for a specified period. Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers. Term leases provide us with enhanced cash flow certainty due to their extended duration but carry lower per diem rates than other lease types. As of December 31, 2015, 76.3% of our owned on-hire fleet, as measured in TEU, was on term leases.

As of December 31, 2015, our term leases had an average remaining duration of 35 months, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, for leases that are not extended our containers typically remain on-hire at the contractual per diem rate for an average of an additional 13 months beyond the end of the contractual lease term.

The following are the minimum future rentals for our owned fleet at December 31, 2015, due under long-term leases (in thousands):

Year ending December 31 (dollars in thousands):
2016	$293,429
2017	210,752
2018	148,712
2019	93,523
2020 and thereafter	96,360

Total future minimum lease payments receivable	$842,776

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

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off location limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. A subset of master leases are our special leases, which are predominately round-trip Asia leases, allowing customers to return containers at any time but with restrictions on drop-off locations, generally in higher demand locations in Asia. As of December 31, 2015, 12.7% of our owned on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2015, 2.0% of our total on-hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under other leases. Finance leases require the lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct financing and sales-type leases” on our consolidated balance sheets. As of December 31, 2015, approximately 9.0% of our owned on-hire fleet, as measured in TEU, was on finance leases with an average remaining term of 1.8 years.

Maintenance, Repair and Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2015, DPP revenue was 2.0% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers.

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

Our standard Master Agreements generally require the lessees to pay rentals, depot charges, taxes and other charges when due, to maintain the containers in good condition and repair, to return the containers in good condition in accordance with the return conditions set forth in the Master Agreement, to use the containers in compliance with all laws, and to pay us for the value of the containers as determined under the terms of the agreements if the container is lost or destroyed. The default clause gives us certain legal remedies in the event that the lessee is in breach of the lease.

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

Re-leasing

Since our leases allow our lessees to return their containers, we typically lease a container several times during its life. New containers can usually be leased with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased in smaller transactions that are structured to accommodate pick-ups and returns in a variety of locations. Our utilization rates depend in part on our re-leasing capabilities. Factors that affect our ability to re-lease used containers include the size of our lessee base, ability to anticipate lessee needs, their presence in relevant geographic locations and the level of service we provide our lessees. We believe that our global presence and relationships with approximately 360 container lessees provide us an advantage in re-leasing our containers relative to many of our smaller competitors.

Logistics

Other methods of reducing off-lease risks include:

•	Limiting or prohibiting container returns to low-demand areas. In order to reduce our repositioning costs, our leases typically include a prohibition on returning containers to specific locations, limitations on the number of containers that may be returned to lower demand locations, drop-off charges for returning containers to lower demand locations or a combination of these provisions.

•	Taking advantage of a robust resale market when available. In order to optimize the investment return on a container, we have sold containers in our excess inventory locations when an analysis indicates it is financially more attractive than attempting to re-lease or reposition the container.

•	Seeking one-way lease opportunities to move containers from lower demand locations to higher demand locations. One-way leases may include incentives, such as free days, credits and limited damage waivers. The cost of offering these incentives is generally less than the cost we would incur if we were to pay to reposition the containers. We also use one-way leases to move containers from locations where the market price for selling containers is low to locations with a higher market price, to improve the resale value of the containers.

•	Paying to reposition our containers to higher demand locations. At locations where our inventories remain high, despite the efforts described above, we will selectively choose to pay to reposition excess containers to locations with higher demand or higher resale prices.

•	Diversifying our customers. We have sought to diversify our customers and, correspondingly, the locations where containers are needed around the world.

Depot Management

As of December 31, 2015, we managed our container fleet through 500 independent container depot facilities in 239 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot relationships and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We occasionally supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2015, a large majority of our off-lease inventory was located at depots that are able to report container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

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

Management Services

As of December 31, 2015, we owned approximately 80% of the containers in our fleet, and managed the rest, equaling 625,934 TEU, on behalf of 14 affiliated and unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our information technology (“IT”) systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1% to 2% of the purchase price; daily management fees of 8% to 13% of net operating income; and disposal fees of 5% to 12% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $15.6 million, $17.4 million and $19.9 million for the years ended December 31, 2015, 2014 and 2013, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine services of the containers subject to the agreement.

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

The USTranscom is the only lessee for which we are required, under the USTranscom contract, to provide all containers that they request. In the event that containers are not available within our fleet, we fulfill our obligations under the USTranscom contract by purchasing new or used containers or subleasing containers and equipment from other leasing companies. This contract also allows the U.S. military to return containers in many locations throughout the world. Since the inception of the USTranscom contract, we have delivered or transitioned approximately 161,000 containers and chassis to the U.S. military, of which approximately 108,000 containers have been returned. In addition, approximately 50,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated loss value for each such container. The USTranscom contract expired on June 23, 2013 and we were awarded a new contract on December 12, 2013. The new contract covered a base year starting on December 24, 2013, was renewed on October 1, 2014 and on October 1, 2015 and has the potential for additional one year renewals that may extend the contract until September 30, 2018.

Resale of Containers

Our Resale Division sells containers from our fleet at the end, typically about 13 years, of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a team of 18 container sales and operations specialists in six offices globally that manage the sale process for these used containers. Our Resale Division is one of the largest sellers of used containers among container lessors, selling an average of more than 93,000 containers per year for the last five years to more than 1,200 customers. Our Resale Division has been a significant profit center for us. From 2011 through 2015, this Division generated $53.8 million in income before income tax and noncontrolling interests, including $9.3 million during 2015. We generally sell containers to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

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

Our credit department sets and reviews credit limits for new and existing customer lessees and container sales customers, monitors compliance with those limits on an on-going basis, monitors collections, and deals with customers in default. Our credit department actively maintains a credit watch report on our proprietary information technology systems, which is available to all regional and area offices. This credit watch report lists customer lessees and container sales customers at or near their credit limits. New leases of containers to lessees on the credit watch report is only allowed with the approval of our credit department. Similarly, management may decide to stop sales of containers to purchasers whose payments are delinquent. Our underwriting processes are aided by the long payment experience we have with most of our customer lessees and container sales customers, our broad network of relationships in the container shipping industry that provides current information about customer lessees’ and container sales customers’ market reputations and our focus on collections.

Another factor reducing our losses due to default by a lessee or customer is effective collection tools. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults, in addition to the insurance that our customers are required to obtain.

During 2011 through 2015, we recovered, on average, 77.2% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 0.6% of our lease rental income over such period.

Marketing and Customer Service

Our global sales and customer service force is responsible for developing and maintaining relationships with senior management staff at our shipping line customers, negotiating lease contracts and maintaining day-to-day coordination with operations staff. This close customer communication often assists us in negotiating lease contracts that satisfy both our financial return requirements and our customers’ operating needs. It also makes us more likely to be aware of our customers’ potential equipment shortages and makes our customers more likely to be aware of our available container inventories.

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2015, our global sales and customer service group consisted of approximately 69 people, with 19 in North America, 33 in Asia and Australia, 12 in Europe and 5 in Africa.

Customers

We believe that our staff, organization and long presence in the business have resulted in very strong relationships with our shipping line customers. Our top 20 customers, as measured by lease billings, have leased containers from us for an average of 30 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 3.6. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. We had one customer that individually accounted for 11.1%, 10.6% and 10.5% of our lease billings for owned containers in 2015, 2014 and 2013, respectively. Our top 20 customers include all of the world’s largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to approximately 360 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. military. Our five largest customers accounted for approximately 40.3% of our total owned and managed fleet’s 2015 lease billings. Our top five customers by lease billings in 2015 were CMA-CGM S.A., Mediterranean Shipping Company S.A., Hapag-Lloyd AG, Evergreen Marine Corp. Ltd. and Mitsui O.S.K. Lines. During 2015, 2014 and 2013, revenue from our 20 largest container lessees by lease billings represented 77.4%, 74.7% and 72.1% of our total owned and managed fleet’s container leasing billings, respectively, with lease billings from our single largest container lessee accounting for $74.8 million, $72.8 million and $72.6 million or 12.2%, 11.8% and 12.0% of our total owned and managed fleet’s container lease billings during the respective periods. A default by any of these major customers could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

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

Suppliers

We have long relationships with all of our major suppliers. We currently purchase almost all of our containers in the PRC. There are four major manufacturers of dry freight standard and specialized containers. Our operations staff reviews the designs for our containers and periodically audits the production facilities of our suppliers. In addition, we use our Asian operations group and occasionally third party inspectors to visit factories when our containers are being produced to provide an extra layer of quality control. Nevertheless, defects in our containers do sometimes occur. We work with the manufacturers to correct these defects, and our manufacturers have generally honored their warranty obligations in such cases.

Competition

According to World Cargo News, as of January 2015, the top ten container leasing companies, as measured on a TEU basis, control approximately 87.2%, and the top five container leasing companies control approximately 61.7%, of the total equipment held by all container lessors. According to this data, we are one of the world’s largest lessors of intermodal containers based on fleet size by TEU and we manage approximately 17.7% by TEU of the equipment held by all container leasing companies.

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

We may also be affected by legal or regulatory responses to potential global climate change. Please see Item 3, “Key Information — Risk Factors — Environmental liability and regulations may adversely affect our business, results of operations and financial condition.”

C. Organizational Structure

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for TAP Funding and TW. TAP Funding is a joint venture involving TL and TAP. As of December 31, 2015, TL owned 50.1% and TAP owned 49.9% of the common shares and TL had two voting rights and TAP had one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TW is a joint venture involving TL and WFC, a wholly-owned subsidiary of Wells Fargo and Company. As of December 31, 2015, TL owned 25% and WFC owned 75% of the common shares and related voting rights of TW.

Our principal shareholder, Halco, is owned by a discretionary trust with an independent trustee. Trencor and certain of its affiliates are the sole discretionary beneficiaries of this trust. Halco, which owned approximately 48.3% of our outstanding share capital as of December 31, 2015, is a wholly-owned subsidiary of the Halco Trust. Trencor is a South African public investment holding company, that has been listed on the JSE in

Johannesburg, South Africa since 1955. Trencor’s origins date from 1929, and it currently has businesses owning, leasing and managing marine cargo containers and finance related activities.

The protectors of the Halco Trust are Neil I. Jowell, the chairman of both our board of directors and the board of directors of Trencor, Cecil Jowell, James E. McQueen and David M. Nurek all members of our board of directors and the board of directors of Trencor, and Edwin Oblowitz, a member of the board of directors of Trencor. The protectors of the trust have the power, under the trust documents, to appoint or remove the trustee. The protectors cannot be removed and have the right to nominate replacement protectors. In addition, any changes to the beneficiary of the Halco Trust must be agreed to by both the independent trustee and the protectors of the trust. Both Neil I. Jowell and Cecil Jowell are retiring from their positions as Executive Directors of Trencor effective June 7, 2016 and intend to retire from their position as members of our board of directors. It is currently anticipated that Neil I. Jowell and Cecil Jowell’s retirement from our board of directors will occur at the end of our May 2016 board of directors’ meeting.

D.	Property, Plant and Equipment

As of December 31, 2015, our employees were located in 14 regional and area offices in 13 different countries. We maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated. We have 13 offices outside Bermuda, including our administrative office in San Francisco, California and offices in Hackensack, New Jersey; New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Klang, Malaysia; Hong Kong; and Shanghai, China. We lease our office space in Bermuda, the U.S., United Kingdom and Singapore and have exclusive agents that secure office space for us in our other locations. The lease for our Bermuda office expires in December 2016, the lease for our San Francisco office expires in May 2027, the lease for our Hackensack, New Jersey office expires in September 2016, the lease for our New Malden, United Kingdom office expires in December 2019 and our lease for our Singapore office expires in July 2016. In addition, we have non-exclusive agents who represent us in India, Indonesia, Pakistan, Republic of the Philippines, Sri Lanka, Thailand, and Vietnam. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

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

Executive Summary

Operating since 1979, we are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of more than 2.1 million containers, representing more than 3.1 million TEU. During 2015: (i) we acquired 84,000 TEU of new standard dry freight containers, 37,000 TEU of new refrigerated containers, 5,000 TEU of open top and flat rack containers, 1,000 TEU of tanks and 50,000 TEU of used containers following the acquisition of 60,000 TEU of new containers in the fourth quarter of 2014 for lease out in 2015, representing approximately $600 million in capital expenditures, (ii) we increased the owned portion of our total fleet to 80.1% as of December 31, 2015 from 78.9% as of December 31, 2014, (iii) we completed over $1.2 billion of financing in the debt markets, resulting in over $240 million in net incremental debt funding, (iv) utilization averaged 96.8% compared to 96.1% in 2014; (v) we recorded a container impairment net of estimated insurance proceeds of $2.0 million for containers on operating and direct financing leases to a lessee that were deemed unlikely recoverable because the lessee became insolvent and recorded $2.6 million of bad debt expense to fully reserve for that lessee’s outstanding accounts receivable; (vi) we recorded $32.7 million of container impairments to write-down the carrying value of containers identified for sale to their estimated fair value as a result of declining used container prices; and (vii) our board of directors approved a share repurchase program of up to $100,000 of our common shares. Refer to “2016 Outlook” below for further discussion.

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

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	steel prices;

•	interest rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;

•	remarketing risk;

•	the creditworthiness of our customers;

•	further consolidation among container lessors;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details of these and other factors which may affect our business and results of operations, see Item 3, “Key Information — Risk Factors.”

2016 Outlook

The outlook for 2016 remains challenging for many of the same reasons that affected our 2015 results. Improved performance depends largely on an increase in demand, container prices, interest rates and/or freight rates, none of which seems likely in the near term. We did not see a traditional pre-Lunar New Year increase in demand and are expecting weak demand to remain into the first half of 2016. We believe that new container prices are currently lower than the cost of production and we do not expect them to increase materially over the first half of 2016. If the credit markets tighten, borrowing costs will increase and the debt markets will become more selective, which we believe would benefit from relative to our smaller and/or more highly levered competitors. Freight rates are at or near their lowest levels since 2009, attempts to enforce general rate increases have failed and rates are expected to remain under pressure for at least 2016. Maturing leases that are extended will continue to be repriced at lower rental rates and container impairments are likely to remain high until resale prices improve. We expect these factors combined will lead to reduced financial results in 2016.

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

Depreciation Expense. We depreciate our non-refrigerated containers other than open top and flat rack containers over a period of 13 years, refrigerated containers over a period of 12 years, tank containers over a period of 20 years and open top and flat rack containers over a period of 14 years, on a straight-line basis to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimates accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning in the first quarter of 2013, depreciation of our existing owned fleet decreased as a result of an increase in the estimated useful life of our non-refrigerated containers other than open top and flat rack containers. However, this decrease was more than offset as a result of an increase in the size of our owned fleet in subsequent periods. Beginning from the third quarter of 2015, depreciation of our existing owned fleet increased as a result of a decrease in the estimated residual value of our 40’ high cube containers.

Container Impairment. We evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. When an impairment exists, containers held for use are written down to their fair value and the amount of the write down is recorded in container impairment.

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

Amortization Expense. Amortization expense represents the amortization of the price paid for the rights to manage the container fleets of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (collectively “Capital Intermodal”) and Amphibious Container Leasing Limited (“Amficon”); Capital Lease Limited, Hong Kong (“Capital”). The purchase prices are being amortized over the expected useful lives of the contracts on a pro-rata basis to the expected management fees.

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

Bad Debt Expense (Recovery), net. Bad debt expense (recovery), net, represents the amounts recorded to provide for an allowance for the doubtful collection of accounts receivable for the owned fleet.

A. Operating Results

Comparison of the Years Ended December 31, 2015, 2014 and 2013

The following table summarizes our total revenues for the years ended December 31, 2015, 2014 and 2013 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2015	2014	2013	2015 and 2014	2014 and 2013
	(Dollars in thousands)
Lease rental income	$510,466	$504,225	$468,732	1.2%	7.6%
Management fees	15,610	17,408	19,921	(10.3%)	(12.6%)
Trading container sales proceeds	12,670	27,989	12,980	(54.7%)	115.6%
Gains on sale of containers, net	3,454	13,469	27,340	(74.4%)	(50.7%)

Total revenues	$542,200	$563,091	$528,973	(3.7%)	6.4%

Lease rental income increased $6,241 (1.2%) from 2014 to 2015. This increase was primarily due to a 6.6% increase in our owned fleet size and a 0.5 percentage point increase in utilization for our owned fleet, partially offset by a 4.8% decrease in average per diem rental rates. Lease rental income increased $35,493 (7.6%) from 2013 to 2014. This increase was primarily due to a 13.4% increase in our owned fleet size and a 1.3% increase in utilization for our owned fleet, partially offset by a 7.1% decrease in average per diem rental rates.

Management fees decreased $1,798 (-10.3%) from 2014 to 2015 due to a $910 decrease resulting from a 6.8% decrease in the size of the managed fleet primarily due to disposals of containers that reached the end of their useful lives, a $633 decrease due to lower fleet profitability, a $144 decrease from lower acquisition fees due to fewer managed container purchases and a $111 decrease in sales commissions. Management fees decreased $2,513 (-12.6%) from 2013 to 2014 due to a $1,002 decrease resulting from a 5.9% decrease in the size of the managed fleet primarily due to our acquisitions throughout 2014 of approximately 42,000 TEU of containers that we previously managed, a $933 decrease due to lower fleet profitability, a $338 decrease from lower acquisition fees due to fewer managed container purchases and a $240 decrease in sales commissions.

Trading container sales proceeds decreased $15,319 (-54.7%) from 2014 to 2015 due to a $14,469 decrease resulting from a 51.7% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $850 decrease due to a decrease in average sales proceeds per container. Trading container sales proceeds increased $15,009 (115.6%) from 2013 to 2014 due to a $23,997 increase resulting from a 184.9% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $8,988 decrease due to a decrease in average sales proceeds per container.

Gains on sale of containers, net, decreased $10,015 (-74.4%) from 2014 to 2015 due to a $11,345 decrease resulting from a decrease in average sales proceeds of $101 per unit, a $485 decrease resulting from a decrease in average net gains on sales-type leases of $587 per unit and a $18 decrease resulting from 468 containers placed on sales-type leases in 2015 compared to 826 containers placed on sales-type leases in 2014, partially offset by a $1,833 increase resulting from a 14.2% increase in the number of containers sold. Gains on sale of containers, net, decreased $13,871 (-50.7%) from 2013 to 2014 due to a $16,707 decrease resulting from a decrease in average sales proceeds of $203 per unit and a $1,731 decrease resulting from 826 containers placed on sales-type leases in 2014 compared to 3,539 containers placed on sales-type leases in 2013, partially offset by a $3,591 increase resulting from a 13.8% increase in the number of containers sold and a $976 increase resulting from an increase in average gains on sales-type leases of $276 per unit.

The following table summarizes our total operating expenses for the years ended December 31, 2015, 2014 and 2013 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2015	2014	2013	2015 and 2014	2014 and 2013
	(Dollars in thousands)
Direct container expense	$47,342	$47,446	$43,062	(0.2%)	10.2%
Cost of trading containers sold	12,475	27,465	11,910	(54.6%)	130.6%
Depreciation expense	191,373	163,488	140,083	17.1%	16.7%
Container impairment	35,345	13,108	8,891	169.6%	47.4%
Amortization expense	4,741	4,010	4,226	18.2%	(5.1%)
General and administrative expense	27,645	25,778	24,922	7.2%	3.4%
Short-term incentive compensation expense	913	4,075	1,779	(77.6%)	129.1%
Long-term incentive compensation expense	7,040	6,639	4,961	6.0%	33.8%
Bad debt expense (recovery), net	5,028	(474)	8,084	(1160.8%)	(105.9%)

Total operating expenses	$331,902	$291,535	$247,918	13.8%	17.6%

Direct container expense decreased $104 (-0.2%) from 2014 to 2015 primarily due to an increase in utilization for our owned fleet, partially offset by an increase in the size of our owned fleet and included a $797 decrease in repositioning expense and a $756 decrease in agency expense, partially offset by a $1,381 increase in DPP expense. Direct container expense increased $4,384 (10.2%) from 2013 to 2014 primarily due to an increase in the size of our owned fleet, partially offset by an increase in utilization for our owned fleet and included a $2,912 increase in repositioning expense and a $1,244 increase in repair and recovery costs for slow-paying and bankrupt lessees.

Cost of trading containers sold decreased $14,990 (-54.6%) from 2014 to 2015 due to a $14,198 decrease resulting from a 51.7% decrease in the number of containers sold due to a decrease in the number of trading containers that we were able to source and sell and a $792 decrease resulting from a 6.0% decrease in the average cost per unit of containers sold. Cost of trading containers sold increased $15,555 (130.6%) from 2013 to 2014 due to a $22,019 increase resulting from a 184.9% increase in the number of containers sold due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $6,464 decrease resulting from a 19.1% decrease in the average cost per unit of containers sold.

Depreciation expense increased $27,885 (17.1%) from 2014 to 2015 due to a $17,366 increase resulting from an increase in the size of our owned fleet, and a $10,519 increase resulting from a decrease in the estimated future residual value of 40’ high cube containers used in the calculation of depreciation expense, of which approximately $931 was a one-time charge for containers that were fully depreciated under the previous residual value. Depreciation expense increased $23,405 (16.7%) from 2013 to 2014 mainly due to an increase resulting from an increase in the size of our owned fleet.

Container impairment increased $22,237 (169.6%) from 2014 to 2015 due to a $21,223 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $1,968 impairment net of estimated insurance proceeds in 2015 for containers on operating and direct financing leases that were deemed unlikely recoverable from a customer that became insolvent in 2015, partially offset by a $954 decrease in impairments for containers that were unlikely recoverable from lessees in default. Container impairment increased $4,217 (47.4%) from 2013 to 2014 due to a $7,243 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a $3,026 decrease in impairments for containers that were unlikely recoverable from lessees in default.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the Capital Intermodal, Amficon and Capital fleets. Amortization expense increased $731 (18.2%) and decreased

$216 (-5.1%) from 2014 to 2015 and from 2013 to 2014, respectively, primarily due to a revision in management fee revenue estimates for the Capital Intermodal, Amficon and Capital fleets.

General and administrative expense increased $1,867 (7.2%) from 2014 to 2015 primarily due to a $668 increase in compensation costs, a $549 increase in professional fees and a $474 increase in information technology costs. General and administrative expense increased $856 (3.4%) from 2013 to 2014 primarily due to a $730 increase in compensation costs, a $207 increase in rent expense and a $198 increase in information technology costs, partially offset by a $250 decrease in travel costs.

Short-term incentive compensation expense decreased $3,162 (-77.6%) from 2014 to 2015 primarily due to a decrease in the incentive compensation awards for 2015 compared to 2014. Short-term incentive compensation expense increased $2,296 (129.1%) from 2013 to 2014 primarily due to an increase in the incentive compensation awards for 2014 compared to 2013.

Long-term incentive compensation expense increased $401 (6.0%) from 2014 to 2015 primarily due to additional share options and restricted share units that were each granted under the 2015 Share Incentive Plan (the “2015 Plan”) in November 2014 and 2015, partially offset by share options and restricted share units granted under the 2007 Share Incentive Plan (“2007 Plan”) in 2010 and restricted share units granted under the 2007 Plan in 2009 that vested in January 2015 and an adjustment to forfeiture rates in 2015. Long-term incentive compensation expense increased $1,678 (33.8%) from 2013 to 2014 primarily due to additional share options and restricted share units that were each granted under the 2007 Plan in November 2013 and 2014, partially offset by share options and restricted share units granted under the 2007 Plan in November 2009 and 2008, respectively, that vested in January 2014.

Bad debt expense (recovery), net, changed from a net recovery of $474 in 2014 to a net expense of $5,028 in 2015 primarily due to $4,958 of proceeds received during 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts, a provision of $2,574 resulting from a customer that became insolvent in 2015 and management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had improved during 2015. Bad debt expense (recovery), net, changed from a net expense of $8,084 in 2013 to a net recovery of $474 in 2014 primarily due to a provision of $6,104 in 2013 resulting from the bankruptcy of one customer and the default of two additional customers, management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had deteriorated during 2013 and 2014, collections on accounts during 2013 that had previously been included in the allowance for doubtful accounts at December 31, 2012 and $4,958 of proceeds received during 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts.

The following table summarizes other income (expenses) for the years ended December 31, 2015, 2014 and 2013 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2015	2014	2013	2015 and 2014	2014 and 2013
	(Dollars in thousands)
Interest expense	$(76,521)	$(85,931)	$(85,174)	(11.0%)	0.9%
Interest income	125	119	122	5.0%	(2.5%)
Realized losses on interest rate swaps, collars and caps, net	(12,823)	(10,293)	(8,409)	24.6%	22.4%
Unrealized (losses) gains on interest rate swaps, collars and caps, net	(1,947)	1,512	8,656	(228.8%)	(82.5%)
Other, net	26	23	(45)	13.0%	(151.1%)

Net other expense	$(91,140)	$(94,570)	$(84,850)	(3.6%)	11.5%

Interest expense decreased $9,410 (-11.0%) from 2014 to 2015 and increased $757 (0.9%) from 2013 to 2014. Interest expense for 2015 included the write-off of unamortized debt issuance costs of $160 and $298 related to the amendment of Textainer Limited’s (“TL”) revolving credit facility and the amendment of Textainer Marine Containers IV Limited’s (“TMCL IV”) secured debt facility, respectively. Interest expense for 2014 included the write-off of unamortized debt issuance costs of $6,424 and $390 related to the early redemption of Textainer Marine Containers Limited’s (“TMCL”) bonds and the amendment of Textainer Marine Containers II Limited’s (“TMCL II”) secured debt facility, respectively. Interest expense for 2013 included the write-off of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding Ltd.’s (“TAP Funding”) revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for 2015 compared to 2014 was due to a $13,370 decrease resulting from a decrease in average interest rates of 0.44 percentage points, partially offset by a $10,316 increase resulting from an increase in average debt balances of $351,998. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for 2014 compared to 2013 was due to a $15,215 decrease resulting from a decrease in average interest rates of 0.55 percentage points, partially offset by a $10,053 increase resulting from an increase in average debt balances of $292,895.

Realized losses on interest rate swaps, collars and caps, net increased $2,530 (24.6%) from 2014 to 2015 due to a $4,001 increase resulting from an increase in average interest rate swap notional amounts of $388,355, partially offset by a $1,471 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.11 percentage points. Realized losses on interest rate swaps, collars and caps, net increased $1,884 (22.4%) from 2013 to 2014 due to a $5,386 increase resulting from an increase in average interest rate swap notional amounts of $390,075, partially offset by a $3,502 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.35 percentage points.

Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net gain of $1,512 in 2014 to a net loss of $1,947 in 2015 primarily due to an increase in long-term interest rates during 2014 compared to a decrease in long-term interest rates during 2015. Unrealized gains on interest rate swaps, collars and collars and caps, net decreased $7,144 (-82.5%) from 2013 to 2014 primarily due to a lower increase in long-term interest rates during 2014 compared to 2013. Under the majority of our interest rate swap agreements, we make interest payments based on fixed interest rates and receive payments based on the applicable prevailing variable interest rate. As long-term interest rates decreased during 2015, the current market rate on interest rate swap agreements with similar terms decreased relative to our existing interest rate swap agreements, which resulted in the unrealized losses on interest rate swaps, collars and caps, net during such period. As long-term interest rates increased during 2014, and 2013, the current market rate on interest rate swap agreements with similar terms increased relative to our existing interest rate swap agreements, which resulted in the unrealized gains on interest rate swaps, collars and caps, net during each of the periods.

The following table summarizes income tax expense (benefit) and net income attributable to the noncontrolling interests for the years ended December 31, 2015, 2014 and 2013 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2015	2014	2013	2015 and 2014	2014 and 2013
	(Dollars in thousands)
Income tax expense (benefit)	$6,695	$(18,068)	$6,831	(137.1%)	(364.5%)
Net income attributable to the noncontrolling interests	$5,576	$5,692	$6,565	(2.0%)	(13.3%)

Income tax expense (benefit) changed from an income tax benefit of $18,068 in 2014 to income tax expense of $6,695 in 2015 and from income tax expense of $6,831 in 2013 to an income tax benefit of $18,068 in 2014. In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014 the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit of $22,408 during 2014 for the re-measurement of its unrecognized tax benefits for the impacted years. The remaining change in income tax expense (benefit) in 2015 compared to 2014 was due to a $3,985 increase resulting from a higher effective tax rate excluding the re-measurement of unrecognized tax benefits and released liabilities for uncertain tax positions and a $36 decrease in reserves for uncertain tax positions in 2015 compared to a $163 decrease in reserves for uncertain tax positions in 2014, partially offset by a $1,679 decrease resulting from a lower level of income before tax and noncontrolling interests and a $78 decrease resulting from a higher release of reserves for uncertain tax positions in 2015 compared to 2014. The remaining change in income tax expense (benefit) in 2014 compared to 2013 was due to a $163 decrease in reserves for uncertain tax positions in 2014 compared to a $5,898 increase in reserves for uncertain tax positions in 2013 and a $280 decrease resulting from a lower level of income before tax and noncontrolling interests, partially offset by a $2,564 increase resulting from a higher effective tax rate excluding the re-measurement of unrecognized tax benefits and released liabilities for uncertain tax positions and a $1,286 increase resulting from a lower release of reserves for uncertain tax positions in 2014 compared to 2013.

Net income attributable to the noncontrolling interests in 2015, 2014 and 2013 represents the noncontrolling interest’s portion of TAP Funding and TW Container Leasing, Ltd.’s (“TW”) net income. See Item 4, “Information on the Company — History and Development of the Company.”

Segment Information

The following table summarizes our income before income taxes and noncontrolling interests attributable to each of our business segments for the years ended December 31, 2015 and 2014 and 2013 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2015	2014	2013	2015 and 2014	2014 and 2013
	(Dollars in thousands)
Container ownership	$87,015	$143,618	$160,145	(39.4%)	(10.3%)
Container management	26,305	30,298	33,011	(13.2%)	(8.2%)
Container resale	9,335	10,249	10,740	(8.9%)	(4.6%)
Other	(4,283)	(3,291)	(3,841)	30.1%	(14.3%)
Eliminations	786	(3,888)	(3,850)	(120.2%)	1.0%

Income before income tax and noncontrolling interests	$119,158	$176,986	$196,205	(32.7%)	(9.8%)

Income before income taxes and noncontrolling interests attributable to the Container Ownership segment decreased $56,603 (-39.4%) from 2014 to 2015. The following table summarizes the variances included within this decrease:

Increase in depreciation expense	$(28,599	)(1)
Increase in container impairment	(22,237	)(2)
Decrease in gains on sale of containers, net	(10,015	)(3)
Change from bad debt recovery, net in 2014 to a bad debt expense, net in 2015	(5,270	)(4)
Change from unrealized gains on interest rate swaps, collars and caps, net in 2014 to unrealized losses on interest rate swaps, collars and caps, net in 2015	(3,459	)(5)
Increase in realized losses on interest rate swaps, collars and caps, net	(2,530	)(6)
Increase in direct container expense	(476	)(7)
Decrease in interest expense	9,410	(8)
Increase in lease rental income	6,280	(9)
Other	293

	$(56,603)

(1)	The increase in depreciation expense was primarily due to a $18,080 increase resulting from an increase in the size of our owned fleet and a $10,519 increase resulting from a decrease in the estimated future residual value of 40’ high cube containers used in the calculation of depreciation expense, of which approximately $931 was a one-time charge for containers that were fully depreciated under the previous residual value.
(2)	The increase in container impairment was due to a $21,223 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $1,968 impairment net of estimated insurance proceeds for 2015 for containers on operating and direct financing leases that were deemed unlikely recoverable from a customer that became insolvent in 2015, partially offset by a $954 decrease in impairments for containers that were unlikely recoverable from lessees in default.
(3)	The decrease in gains on sale of containers, net was due to a decrease in average sales proceeds of $101 per unit, a decrease in average gains on sales-type leases of $587 per unit, and a 43.3% decrease in the number of containers placed on sales-type leases, partially offset by a 14.2% increase in the number of containers sold.
(4)	Bad debt expense (recovery), net, changed from a net recovery of $240 in 2014 to a net expense of $5,026 in 2015 primarily due to $4,958 of proceeds received during 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts, a provision of $2,574 during 2015 resulting from a customer that became insolvent in 2015 and management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had improved during 2015.
(5)	Unrealized gains (losses) on interest rate swaps, collars and caps, net changed from a net gain of $1,512 in 2014 to a net loss of $1,947 in 2015 primarily due to an increase in long-term interest rates during 2014 compared to a decrease in long-term interest rates in 2015.
(6)	The increase in realized losses on interest rate swaps, collars and caps, net was due to an increase in average interest rate swap notional amounts of $388,355, partially offset by a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.11 percentage points.
(7)	The increase in direct container expense was primarily due to an increase in the size of our owned fleet, partially offset by an increase in utilization for our owned fleet and included increases in repositioning expense and repair and recovery costs for slow-paying and bankrupt lessees. The increase in direct container expense also included an increase in inter-segment management fees of $679 paid to our Container Management segment primarily due to an increase in the size and improved performance of the owned fleet, partially offset by a decrease in inter-segment sales commissions of $102 paid to our Container Resale segment primarily due to decrease in average sales proceeds of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.
(8)	Interest expense for 2015 included the write-off of unamortized debt issuance costs of $160 and $298 related to the amendment of T’s revolving credit facility and the amendment of TMCL IV’s secured debt facility, respectively. Interest expense for 2014 included the write-off of unamortized debt issuance costs of $6,424 and $390 related to the early redemption of TMCL’s bonds and the amendment of TMCL II’s secured debt facility, respectively. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for 2015 compared to 2014 was due to a decrease in average interest rates of 0.44 percentage points, partially offset by an increase in average debt balances of $351,998.
(9)	The increase in lease rental income was primarily due to a 6.6% increase in our owned fleet size and a 0.5 percentage point increase in utilization for our owned fleet, partially offset by a 4.8% decrease in average per diem rental rates.

Income before income taxes and noncontrolling interests attributable to the Container Ownership segment decreased $16,527 (-10.3%) from 2013 to 2014. The following table summarizes the variances included within this decrease:

Increase in depreciation expense	$(24,030	)(1)
Decrease in gains on sale of containers, net	(13,871	)(2)
Decrease in unrealized gains on interest rate swaps, collars and caps, net	(7,144	)(3)
Increase in direct container expense	(7,112	)(4)
Increase in container impairment	(4,217	)(5)
Increase in realized losses on interest rate swaps, collars and caps, net	(1,884	)(6)
Increase in interest expense	(757	)(7)
Increase in overhead expense	(527	)(8)
Increase in lease rental income	34,949	(9)
Change from bad debt expense, net in 2013 to a bad debt recovery, net in 2014	8,524	(10)
Other	(458)

	$(16,527)

(1)	The increase in depreciation expense was primarily due to an increase in the size of our owned fleet.
(2)	The decrease in gains on sale of containers, net was due to a decrease in average sales proceeds of $203 per unit and a 76.6% decrease in the number of containers placed on sales-type leases, partially offset by a 13.8% increase in the number of containers sold and an increase in average gains on sales-type leases of $276 per unit.
(3)	The decrease in unrealized gains on interest rate swaps, collars and caps, net was due to a lower increase in long-term interest rates in 2014 compared to 2013.
(4)	The increase in direct container expense was primarily due to an increase in the size of our owned fleet, partially offset by an increase in utilization for our owned fleet and included increases in repositioning expense and repair and recovery costs for slow-paying and bankrupt lessees. The increase in direct container expense also included an increase in inter-segment management fees of $3,273 paid to our Container Management segment primarily due to an increase in the size and improved performance of the owned fleet, partially offset by a decrease in inter-segment sales commissions of $163 paid to our Container Resale segment primarily due to decrease in average sales proceeds of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.
(5)	The increase in container impairment was due to a $7,243 increase to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a $3,026 decrease in impairments for containers that were unlikely recoverable from lessees in default.
(6)	The increase in realized losses on interest rate swaps, collars and caps, net was due to an increase in average interest rate swap notional amounts of $390,075, partially offset by a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.35 percentage points.
(7)	Interest expense for 2014 included the write-off of unamortized debt issuance costs of $6,424 and $390 related to the early redemption of TMCL’s bonds and the amendment of TMCL II’s secured debt facility, respectively. Interest expense for 2013 included the write-off of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding’s revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for 2014 compared to 2013 was due to an increase in average interest rates of 0.55 percentage points, partially offset by an increase in average debt balances of $292,895.
(8)	The increase in overhead expense was primarily due to an increase in overhead management fees paid to our Container Management segment resulting primarily from an increase in compensation costs.
(9)	The increase in lease rental income was primarily due to a 13.4% increase in our owned fleet size and a 1.3 percentage point increase in utilization for our owned fleet, partially offset by a 7.1% decrease in average per diem rental rates.

(10)	Bad debt (recovery) expense, net, changed from a net expense of $7,816 in 2013 to a net recovery of $708 in 2014 primarily due to a provision of $6,104 in 2013 resulting from the bankruptcy of one customer and the default of two additional customers, management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had deteriorated during 2013 and 2014, collections on accounts during 2013 that had previously been included in the allowance for doubtful accounts at December 31, 2012 and $4,958 of proceeds received during 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts.

Income before income taxes and noncontrolling interests attributable to the Container Management segment decreased $3,993 (-13.2%) from 2014 to 2015. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(5,066	)(1)
Increase in general and administrative expense	(1,340	)(2)
Increase in amortization expense	(731	)(3)
Decrease in short-term incentive compensation expense	2,849	(4)
Other	295

	$(3,993)

(1)	The decrease in management fees was primarily due to a $4,091 decrease in inter-segment acquisition fees received from our Container Ownership segment primarily due to an decrease in the amount of owned container purchases and a $1,654 decrease in management fees from external customers resulting from a 6.8% decrease in the size of the managed fleet primarily due to disposals of containers that reached the end of their useful lives, partially offset by a $679 increase in inter-segment management fees received from our Container Ownership segment primarily due to an increased size of the owned fleet. Inter-segment management fees and acquisition fees are eliminated in consolidation.
(2)	The increase in general and administrative expense due to an increase in compensation costs, professional fees, and information technology costs.
(3)	The increase in amortization expense was primarily due to a revision in management fee revenue estimates for the Capital Intermodal, Amficon and Capital fleets.
(4)	The decrease in short-term incentive compensation expense was due to a decrease in the incentive compensation awards for 2015 compared to 2014.

Income before income taxes and noncontrolling interests attributable to the Container Management segment decreased $2,713 (-8.2%) from 2013 to 2014. The following table summarizes the variances included within this decrease:

Increase in short-term incentive compensation expense	$(2,081	)(1)
Increase in long-term incentive compensation expense	(1,782	)(2)
Increase in overhead expense	(1,368	)(3)
Increase in management fees	1,768	(4)
Decrease in amortization expense	202	(5)
Other	548

	$(2,713)

(1)	The increase in short-term incentive compensation expense was due to an increase in the incentive compensation awards for 2014 compared to 2013.
(2)	The increase in long-term incentive compensation expense was primarily due to additional share options and restricted share units that were each granted under the 2007 Plan in November 2013 and 2014, partially offset by share options and restricted share units granted under the 2007 Plan in November 2009 and 2008, respectively, that vested in January 2014.

(3)	The increase in overhead expense was primarily due to an increase in compensation costs, rent expense and information technology costs, partially offset by a decrease in travel costs.
(4)	The increase in management fees was due to a $3,273 increase in inter-segment management fees received from our Container Ownership segment primarily due to an increased size and improved profitability of the owned container fleet and a $743 increase in inter-segment acquisition fees received from our Container Ownership segment primarily due to an increase in the amount of owned container purchases, partially offset by a $2,248 decrease in management fees from external customers resulting from a 5.9% decrease in the size of the managed fleet primarily due to our acquisitions throughout 2014 of approximately 42,000 TEU of containers that we previously managed. Inter-segment management fees and acquisition fees are eliminated in consolidation.
(5)	The decrease in amortization expense was primarily due to a revision in management fee revenue estimates for the Capital, Amficon and Capital Intermodal fleets.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment decreased $914 (-8.9%) from 2014 to 2015. The following table summarizes the variances included within this decrease:

Increase in amortization expense	$(504	)(1)
Decrease in gains on container trading, net	(329	)(2)
Decrease in bad debt recovery, net	(232	)(3)
Decrease in management fees	(219	)(4)
Decrease in short-term incentive compensation expense	313	(5)
Other	57

	$(914)

(1)	The increase in amortization expense was primarily due to a revision in management fee revenue estimates for the Capital Intermodal, Amficon and Capital fleets.
(2)	The decrease in gains on container trading, net was due to a 51.7% decrease in unit sales resulting from a decrease in the number of trading containers that we were able to source and sell and a decrease in average sales margin per container.
(3)	The decrease in bad debt recovery, net was primarily due to proceeds received during 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts.
(4)	The decrease in management fees was due to a decrease in sales commissions resulting from a $117 decrease in sales commissions from external customers and a $102 decrease in inter-segment sales commissions received from our Container Ownership segment primarily due to a decrease in average sales proceeds of managed and owned container sales. Inter-segment sales commissions are eliminated in consolidation.
(5)	The decrease in short-term incentive compensation expense was due to a decrease in the incentive compensation awards for 2015 compared to 2014.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment decreased $491 (-4.6%) from 2013 to 2014. The following table summarizes the variances included within this decrease:

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

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments increased $992 (30.1%) from 2014 to 2015 primarily due to a $759 increase in corporate overhead expense resulting primarily from an increase in professional fees and $224 increase in intercompany recharge expense in related to a share compensation reimbursement arrangement, which is eliminated in consolidation.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments decreased $550 (-14.3%) from 2013 to 2014 primarily due to a $478 decrease in corporate overhead expense resulting primarily from a decrease in professional fees and a $74 decrease in long-term incentive compensation expense resulting from share options and restricted share units that were granted under the 2007 Plan in November 2009 and 2008, respectively, that vested in January 2014.

Segment eliminations changed from a loss of $3,888 in 2014 to an income of $786 in 2015 and consisted of a $4,091 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $564 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations increased $38 (1.0%) from 2013 to 2014 and primarily consisted of a $743 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $705 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 73% of our direct container expenses in 2015 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In 2015, our non-U.S. dollar operating expenses were spread among 18 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

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

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. We estimate the useful lives of our non-refrigerated containers (other than open top and flat rack containers), refrigerated containers, tank containers and open top and flat rack containers to be 13, 12, 20 and 14 years, respectively. We estimate the residual values of our primary non-refrigerated containers (other than open top and flat rack containers) to be $1,050 for a 20’, $1,300 for a 40’, and $1,450 for a 40’ high cube. Beginning July 1, 2015, we changed our residual value estimate from $1,650 for a 40’ high cube to $1,450. Our change in residual value estimate was based on recent sales history and market conditions for the sale of used containers, which we believe are currently the best indicator of the residual value we will realize. The effect of reducing estimated residual values of containers has been and will continue to be an increase in depreciation expense and gain on sales of containers, net as compared to what would have been reported using the previous estimate.

If market conditions in the future warrant a further change of our estimates of the useful lives or residual values of our containers, we may be required to again recognize increased or decreased depreciation expense. A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income. An increase in either the useful life or residual value of our containers would result in reduced depreciation expense and increased net income.

Container Impairment. On a quarterly basis we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. This evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type and year of manufacture. Any such impairment would be expensed in our results of operations. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Were there to be a triggering event that may indicate impairment, undiscounted future cash flows would be compared to the book values of the corresponding asset group. Estimated undiscounted cash flows would be based on historical lease operating revenue and expenses and historical residual values, adjusted to reflect current market conditions. In 2013, 2014 and 2015 the Company recorded impairments for containers that were unlikely recoverable from lessees in default. When an impairment exists, the containers are written down to their fair value. This fair value is then the containers’ new cost basis and is depreciated over their remaining useful lives in marine services to their estimated residual values. Any impairment charge results in decreased net income.

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

Allowance for Doubtful Accounts

We only lease to container shipping lines and other lessees that meet our credit criteria. Our credit approval process is rigorous and our underwriting and credit decisions are controlled by our credit committee, which is made up of senior management from different disciplines. Our credit committee sets different maximum exposure limits depending on our relationship and previous experience with each shipping line customer and container sales customer. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, operational history and financial strength.

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

Other factors reducing losses due to default by a lessee or customer include the growth in the container shipping industry, effective collection tools, our historically high recovery rate for containers in default situations and the re-marketability of our container fleet. The growth in the container shipping industry helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, have historically been needed to meet the demand for world containerized trade. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults for most of our customers, in addition to the insurance that our customers are required to obtain, however our equipment recovery insurance is subject to high deductibles and has coverage limits and exclusions. In recent years our container recovery rate has declined as we have experienced several defaults where the containers are difficult to locate or when located are subject to liens for repairs and/or storage that make recovery uneconomical.

During 2011 through 2015, we recovered 77.2% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios and dispositions of used equipment. The topic was amended in August 2015 to defer the effective date to interim and annual periods beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not expect the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30) (“ASU 2015-03”). This amendment intends to simplify the presentation of debt issuance costs and more closely align the presentation of debt issuance costs under U.S. GAAP with the presentation under comparable International Financial Reporting Standards. The cost of issuing debt will no longer be recorded as a separate asset, except when incurred before receipt of the funding from the associated debt liability. Debt issuance costs will be presented as a direct deduction from the carrying value of the associated debt, consistent with the existing presentation of a debt discount. Before the FASB issued this standard, debt issuance costs were capitalized as an asset (e.g., prepaid expenses and other current assets and other assets). The costs will continue to be amortized to interest expense using the effective interest method. In August 2015, the FASB issued Accounting Standards Update No. 2015-15 (“ASU 2015-15”) to clarify the exclusion of line-of-credit arrangements from scope of ASU 2015-03. Debt issuance costs related to line-of-credit arrangements can be deferred and presented as an asset that is subsequently amortized over the time of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03, which is required to be applied retrospectively, is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this amendment will result in a reclassification of debt issuance costs associated with our long-term debt from prepaid expenses and other current assets and other assets to short-term and long-term debt in our condensed consolidated balance sheets.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 704) (“ASU 2015-17”). This amendment intends to simplify the presentation of deferred income taxes under U.S.

GAAP with the presentation under comparable International Financial Reporting Standards. The deferred income tax liabilities and assets, with any related valuation allowance, will be offset and presented as a single noncurrent amount in a classified statement of financial position. An entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity or to different tax jurisdictions. ASU 2015-17, with early application permitted and may be applied either prospectively or retrospectively to all periods presented, is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The adoption of this amendment will result in a reclassification of the deferred taxes assets to be presented net against the deferred taxes liabilities in our consolidated balance sheets.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under this new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. Lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The guidance is effective for interim and annual periods beginning after December 15, 2018 and early application is permitted. The Company is evaluating the potential impact of the adoption of ASU 2016-02 on its consolidated financial statements.

B.	Liquidity and Capital Resources

As of December 31, 2015, we had cash and cash equivalents of $115,594. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to TMCL II (the “TMCL II Secured Debt Facility”) and TMCL IV (the “TMCL IV Secured Debt Facility”), (4) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility” and the “TL Revolving Credit Facility II” ), TW (the “TW Revolving Credit Facility”), and TAP Funding (the “TAP Funding Revolving Credit Facility), (5) proceeds from TL’s term loan (the “TL Term Loan”) and (6) proceeds from the issuance of 2013-1 and 2014-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds” and “2014-1 Bonds”, respectively). As of December 31, 2015, we had the following outstanding borrowings and borrowing capacities under the TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan and the 2013-1 and 2014-1 Bonds (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TMCL II Secured Debt Facility	$892,100	$307,900	$1,200,000	$892,100	$9,489	$901,589
TMCL IV Secured Debt Facility	177,400	122,600	300,000	177,400	1,071	178,471
TL Revolving Credit Facility	574,000	126,000	700,000	574,000	126,000	700,000
TL Revolving Credit Facility II	160,000	30,000	190,000	160,000	—	160,000
TW Revolving Credit Facility	156,020	143,980	300,000	156,020	8,941	164,961
TAP Funding Revolving Credit Facility	129,500	20,500	150,000	129,500	20,500	150,000
TL Term Loan	436,100	—	436,100	436,100	—	436,100
2013-1 Bonds(1)	233,197	—	233,197	233,197	—	233,197
2014-1 Bonds(2)	266,237	—	266,237	266,237	—	266,237

Total	$3,024,554	$750,980	$3,775,534	$3,024,554	$166,001	$3,190,555

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $926.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $80.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TL Revolving Credit Facility, TL Revolving Credit Facility II, TW Revolving Credit Facility, and TAP Funding Revolving Credit Facility and intend to continue to utilize these facilities in the future. In 2013 and 2014, at such time as our secured debt facilities reached an appropriate size, the facilities were refinanced through the issuance of bonds to institutional investors. We anticipate similar refinancing at such times as the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility or any similar revolving debt facilities we establish nears their maximum size. This timing will depend on our level of future purchases of containers and the size of our debt facilities in the future.

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

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares. Our board of directors takes a fresh view every quarter, taking into consideration our cash needs for opportunities that may be available to us, and sets our dividend accordingly. The TL Revolving Credit Facility, TL Revolving Credit Facility II and TL Term Loan also prohibit TL from paying dividends to TGH in excess of 70% of TL’s immediately preceding four quarters of net income attributable to TL excluding unrealized losses (gains) on interest rate swaps, collars and caps, net. A substantial amount of cash used by TGH to pay dividends to its common shareholders is received from TL in the form of dividends.

Our consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2015, cumulative earnings of approximately $34,585 would be subject to income taxes of approximately $10,376 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

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

Description of Indebtedness

TMCL II Secured Debt Facility. TMCL II has a securitization facility with a total commitment of $1,200,000 (the “TMCL II Secured Debt Facility”). Our primary ongoing container financing requirements have been funded by commitments under the TMCL II Secured Debt Facility. Of the total commitment amount,

$892,100 had been drawn and the additional amount available for borrowing, as limited by TMCL II’s borrowing base, was $9,489 at December 31, 2015.

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

Under the TMCL II Indenture, TGH, TMCL II and TGH’s wholly-owned subsidiary, Textainer Equipment Management Limited (“TEML”), must maintain certain financial covenants, including the following (i) TMCL II must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) Textainer Equipment Management (U.S.) Limited (“TEML US”), a wholly-owned subsidiary of TEML, may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2015.

The TMCL II Secured Debt Facility is governed by the Indenture and secured by a pledge of, among other things, TMCL II’s containers, certain contracts related to TMCL II’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL II’s containers, and all other assets of TMCL II to the extent that they relate to the containers. Under the terms of the TMCL II Secured Debt Facility, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL II’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the TMCL II Secured Debt Facility are secured by a pledge of TMCL II’s total assets, which amounted to $1,179,678 at December 31, 2015. The Secured Debt Facility also contains restrictive covenants regarding the average age of TMCL II’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL II and TEML were in compliance at December 31, 2015.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the TMCL II Secured Debt Facility. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL II’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2015.

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

TMCL IV Secured Debt Facility. TMCL IV has a securitization facility pursuant to which it has issued Floating Rate Asset Backed Notes 2013-1 (“2013-1 Notes”) with a total commitment of up to $300,000 (the “TMCL IV Secured Debt Facility”). TMCL IV’s ongoing container financing requirements have been funded by commitments under the TMCL IV Secured Debt Facility. Of the total commitment amount, $177,400 had been drawn and the additional amount available for borrowing, as limited by TMCL IV’s borrowing base, was $1,071 at December 31, 2015. TMCL IV is required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility , payable monthly in arrears, is one-month LIBOR plus 1.95% during the revolving period prior to the Conversion Date (February 2, 2018). Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. There is a commitment fee, which is payable monthly in arrears, of 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility is less than 50% of the total commitment; otherwise, the commitment fee is 0.40%.

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

Under the TMCL IV Indenture, TGH, TMCL IV, TEML and TEMUS must maintain certain financial covenants, including the following (i) TMCL IV must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TMCL IV and TGH must maintain at least a 0.90: 1.00 container disposition ratio; (iii) TEML may not incur more than $1,000 of consolidated funded debt; (iv) TEML must make at least $2,000 in after-tax profits annually; (v) TEML US may not incur more than $1,000 of consolidated funded debt (vi); TEML US must make at least $200 in after-tax profits annually; and (vii) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2015.

The TMCL IV Secured Debt Facility is governed by the Indenture and secured by a pledge of, among other things, TMCL IV’s containers, certain contracts related to TMCL IV’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL IV’s containers, and all other assets of TMCL IV to the extent that they relate to the containers. Under the terms of the TMCL IV Secured Debt Facility, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL IV’s book value of equipment, excess funding amount, restricted cash and direct financing and sales-type leases. The total obligations under the TMCL IV Secured Debt Facility are secured by a pledge of TMCL IV’s total assets, which amounted to $280,569 at December 31, 2015. The TMCL IV Secured Debt Facility also contains restrictive covenants regarding the ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL IV and TEML were in compliance at December 31, 2015.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the TMCL IV Secured Debt Facility. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL IV’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2015.

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

TL Revolving Credit Facility. TL has a credit agreement with Bank of America, N.A. and other lenders to provide it with a revolving credit facility (the “TL Credit Agreement”) with a total commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility, together, the “TL Revolving Credit Facility”). The TL Revolving Credit Facility provides for payments of interest only during its term, beginning on its inception date through the Maturity Date. The interest rate on the TL Revolving Credit Facility, payable monthly in arrears, is U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75% during the revolving period prior to the Maturity Date (June 19, 2020). There is a commitment fee of 0.175% to 0.275% on the unused portion of the TL Revolving Credit Facility, which is payable in arrears. The spread and the commitment fee vary based on the leverage of TGH. In addition, there is an agent’s fee, which is payable annually in advance. As of December 31, 2015, $574,000 was outstanding under the TL Revolving Credit Facility.

Under the terms of the TL Revolving Credit Facility, the total outstanding principal amount available to be drawn thereunder is calculated pursuant to a formula based on the net book value of our containers and our outstanding debt with respect thereto. The TL Revolving Credit Facility provided an additional amount available, as limited by the Company’s borrowing base, in the amount of $126,000 at December 31, 2015.

The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Credit Facility contains certain restrictive financial covenants on TL and TGH. The TL Revolving Credit Facility’s covenants require (1) TGH and TL each to maintain a consolidated leverage ratio of 4.00 to 1.00 or less; (2) TGH to maintain a minimum consolidated interest coverage ratio of 1.50 to 1.00; and (3) TL to maintain a minimum consolidated interest coverage ratio of 2.00 to 1.00. We were in compliance with all such covenants at December 31, 2015.

Although no repayment of the principal amount of outstanding borrowings is required until June 19, 2020, we may make optional prepayments prior to this date. Mandatory prepayments are required prior to the Maturity Date if the amount of outstanding loans and letters of credit exceeds the amount of the borrowing base. Any such prepayment will be in the amount required to reduce the amount of outstanding loans to the amount of the borrowing base.

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

TL Revolving Credit Facility II. TL has a credit agreement with ABN AMRO Capital USA LLC and other lenders to provide it with a revolving credit facility (the “TL Credit Agreement II”) with a total commitment amount of up to $190,000 (the “TL Revolving Credit Facility II”). The TL Revolving Credit Facility II provides for payments of interest only during its term, beginning on its inception date through July 23, 2020, the Maturity Date. The interest rate on the TL Revolving Credit Facility II was based on either the base rate or LIBOR plus a spread between 0.8% and 1.65%, which varies based on TGH’s leverage. There is a commitment fee of 0.20% to 0.3% on the unused portion of the TL Revolving Credit Facility II, which varies based on the leverage of TGH and is payable quarterly in arrears. In addition, there is an agent’s fee on the commitment amount, which is payable annually in advance. As of December 31, 2015, $160,000 was outstanding under the TL Revolving Credit Facility II.

Under the terms of the TL Revolving Credit Facility II, the total outstanding principal amount available to be drawn thereunder is calculated pursuant to a formula based on the net book value of our containers and our outstanding debt with respect thereto. Any outstanding letter of credit not cash collateralized will reduce the amount available in the form of cash borrowings under the TL Revolving Credit Facility. The TL Revolving Credit Facility II provided an additional amount available, as limited by the Company’s borrowing base, in the amount of $0 at December 31, 2015.

The TL Revolving Credit Facility II contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Credit Facility II contains certain restrictive financial covenants on TL and TGH. The TL Revolving Credit Facility II’s covenants require (1) TGH and TL each to maintain a consolidated leverage ratio of 4.00 to 1.00 or less; (2) TGH to maintain a minimum consolidated interest coverage ratio of 1.50 to 1.00; and (3) TL to maintain a minimum consolidated interest coverage ratio of 2.00 to 1.00. We were in compliance with all such covenants at December 31, 2015.

Although no repayment of the principal amount of outstanding borrowings is required until July 23, 2020, we may make optional prepayments prior to this date. Mandatory prepayments are required prior to the Maturity Date if the amount of outstanding loans and letters of credit exceeds the amount of the borrowing base. Any such prepayment will be in the amount required to reduce the amount of outstanding loans and letters of credit to the amount of the borrowing base.

The TL Revolving Credit Facility II is secured by certain container-related assets of TL. TGH acts as a guarantor of the TL Revolving Credit Facility. The guaranty is secured by ordinary shares of TL, cash, assets readily convertible into cash and amounts due to us from our subsidiaries.

We have made certain representations and warranties in the TL Credit Agreement II and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. The TL Credit Agreement II restricts, among other things, our ability to consummate mergers, sell and acquire assets, make certain types of payments relating to our share capital, including dividends, incur indebtedness, permit liens on assets, make investments, enter into or amend certain contracts, enter into certain transactions with affiliates or negative pledge with respect to shares of TMCL II, TMCL III, TMCL IV, TAP Funding, TW and other receivable subsidiaries.

Events of default under the TL Credit Agreement II include, among others a default in required payment;

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

TW Revolving Credit Facility. Our 25% owned joint venture, TW, has a credit agreement (“TW Credit Agreement”) with Wells Fargo Bank, N.A. (“WFB”), a wholly-owned subsidiary of Wells Fargo & Company, with a total commitment amount of up to $300,000 (the “TW Revolving Credit Facility”). TW’s primary ongoing container financing requirements are funded by commitments under the TW Revolving Credit Facility. The interest rate on the TW Revolving Credit Facility, payable monthly in arrears, is one-month LIBOR plus 2.0% through September 18, 2016. There is a commitment fee of 0.50% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The aggregate loan principal balance is due on the maturity date, September 18, 2026. As of December 31, 2015, $156,020 was outstanding under the TWCL Revolving Credit Facility.

The TW Revolving Credit Facility is secured by TW’s containers and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing leases. The additional amount available for borrowing under the TW Revolving Credit Facility, as limited by TW’s borrowing base, was $8,941 at December 31, 2015.

The TW Revolving Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $194,772 as of December 31, 2015. The TW Revolving Credit Facility contains restrictive covenants, including limitations on TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Revolving Credit Facility contains certain restrictive financial covenants on TGH’s leverage, debt service coverage, TEML’s net income and debt levels, and TW’s overall Asset Base minimums. We were in compliance with all such covenants at December 31, 2015.

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

TAP Funding Revolving Credit Facility. Our 50.1% owned joint venture, TAP Funding, has a credit agreement (the “TAP Funding Credit Agreement”) with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $150,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, is one-month LIBOR plus 1.75% through its Maturity Date, December 23, 2018. There is a commitment fee of 0.55% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeded TAP Funding’s borrowing base. The revolving credit period ends on December 23, 2018 and the aggregate loan principal balance is due on the Maturity Date. Total outstanding principal under the TAP Funding Revolving Credit Facility was $129,500 at December 31, 2015.

The TAP Funding Revolving Credit Facility is secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. The additional amount available for borrowing under the TAP Funding Revolving Credit Facility, as limited by TAP Funding’s borrowing base, was $20,500 at December 31, 2015.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s assets. TAP Funding’s total assets amounted to $203,552 as of December 31, 2015. The TAP Funding Revolving Credit Facility also contains restrictive covenants, including limitations on TEML’s net income and debt levels, TAP Funding’s certain liens, indebtedness, investments, overall Asset Base minimums, certain earnings ratio, tangible net worth and the average age of TAP Funding’s container fleet, in which TAP Funding was in full compliance at December 31, 2015.

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

Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, scheduled principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal to 1.58% of the initial principal balance and one final installment payable on the maturity date. Interest payments are payable in arrears on the last day of each interest period, not to exceed three months.

The TL Term Loan is secured by a segregated pool of the our containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the outstanding debt and a formula based on the TGH’s net book value of containers.

TGH acts as an unconditional guarantor of the TL Term Loan. In addition, there is an agent’s fee which is payable annually in advance. The TL Term Loan contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Term Loan contains restrictive financial covenants on TGH’s leverage and interest coverage and on TL’s leverage and interest coverage. We were in compliance with all such covenants at December 31, 2015.

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

Payments of principal and interest on the 2013-1 Bonds are due monthly. The 2013-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a final target payment date of September 20, 2023), but shall not exceed a maximum payment term of 25 years (with a legal final payment date of September 20, 2038). Under a 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. TMCL III was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate applicable to the 2013-1 Bonds is fixed at 3.90% per annum. Overdue payments of principal and interest on the 2013-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

Under the TMCL III Indenture and Series 2013-1 Supplement, TGH, TMCL III, TEML and TEML US must maintain certain financial covenants, including the following (i) TMCL III must maintain at least a 1.10 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TEML US may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2015.

The 2013-1 Bonds are all governed by the TMCL III Indenture and are secured by a pledge of, among other things, TMCL III’s containers, certain contracts related to TMCL III’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL III’s containers, and all other assets of TMCL III to the extent that they relate to the containers. Under the terms of the 2013-1 Bonds, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL III’s book value of equipment, excess funding amount, restricted cash and direct financing and sales-type leases. The 2013-1 Bonds also contain restrictive covenants regarding the average age of TMCL III’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL III and TEML were in compliance at December 31, 2015.

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

Under the TMCL III Indenture and Series 2014-1 Supplement, TGH, TMCL III, TEML and TEML US must maintain certain financial covenants, including the following (i) TMCL III must maintain at least a 1.10 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TEML US may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2015.

The 2013-1 and 2014-1 Bonds are all governed by the TMCL III Indenture and are secured by a pledge of, among other things, TMCL III’s containers, certain contracts related to TMCL III’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL III’s containers, and all other assets of TMCL III to the extent that they relate to the containers. Under the terms of the 2013-1 Bonds and the

2014-1 Bonds, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL III’s book value of equipment, excess funding amount, restricted cash and direct financing and sales-type leases. The 2013-1 Bonds and 2014-1 Bonds also contain restrictive covenants regarding the average age of TMCL III’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL III and TEML were in compliance at December 31, 2015.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the TMCL III Indenture and the 2013-1 Bonds and the 2014-1 Bonds. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL III’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2015.

Events of default under the 2013-1 Bonds and the 2014-1 Bonds include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	insolvency defaults;

•	manager default shall have occurred and shall have not been remedied, waived or cured and no replacement manager shall have been appointed and assumed the management of all Terminated Managed Containers per the Management Agreement within a specified period;

•	invalidity of the lien on collateral;

•	the funded notes exceeding the asset base over a specific period;

•	payment on the notes by the insurer thereof;

•	certain defaults under other documents related to each of the notes;

•	the funded notes exceeding the asset base;

•	payment on the notes by the insurer thereof;

•	TMCL III becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2015, 2014 and 2013:

	December 31,			% Change Between
	2015	2014	2013	2015 and 2014	2014 and 2013
	(Dollars in thousands)
Net income	$112,463	$195,054	$189,374	(42.3%)	3.0%
Adjustments to reconcile net income to net cash provided by operating activities	257,417	167,753	127,255	53.5%	31.8%

Net cash provided by operating activites	369,880	362,807	316,629	1.9%	14.6%
Net cash used in investing activities	(303,549)	(599,097)	(584,480)	(49.3%)	2.5%
Net cash (used in) provided by financing activities	(57,564)	223,246	287,992	(125.8%)	(22.5%)
Effect of exchange rate changes	(240)	(112)	(45)	114.3%	148.9%

Net increase (decrease) in cash and cash equivalents	8,527	(13,156)	20,096	(164.8%)	(165.5%)
Cash and cash equivalents at beginning of year	107,067	120,223	100,127	(10.9%)	20.1%

Cash and cash equivalents at end of year	$115,594	$107,067	$120,223	8.0%	(10.9%)

Operating Activities

Net cash provided by operating activities increased $7,073 (1.9%) from 2014 to 2015. The following table summarizes the variances included within this increase:

Decrease in gains on sale of containers, net	$10,015	(1)
Increase in long-term income tax payable in 2015 compared to a decrease in 2014	9,336	(2)
Decrease in net income adjusted for noncash items	(5,871	)(3)
Smaller decrease in trading containers in 2015 compared to 2014	(4,494	)(4)
Increase in accounts receivable in 2015 compared to a decrease in 2014	(2,107	)(5)
Other, net	194

	$7,073

(1)	The decrease in gains on sale of containers, net was due to a decrease in average sales proceeds of $101 per unit, a decrease in average net gains on sales-type leases of $587 per unit and a 43.3% decrease in the number of containers placed on sales-type leases, partially offset by a 14.2% increase in the number of containers sold.
(2)	The increase in long-term income tax payable in 2015 compared to a decrease in 2014 was primarily due to a higher in the effective tax rate excluding the re-measurement of unrecognized tax benefits and released positions in 2015 compared to 2014, partially offset by a lower decrease in the level of income before tax and noncontrolling interests in 2015 compared to 2014.
(3)	The decrease in net income adjusted for noncash items such as depreciation expense, container impairment, discrete tax benefits for the re-measurement of unrecognized tax benefits and unrealized gains on interest rate swaps, collars and caps, net was primarily due to a 4.8% decrease in average per diem rental rates, partially offset by a 0.5 percentage point increase in utilization for our owned fleet and a 6.6% increase in our owned fleet size due to the purchase of new and used containers.
(4)	The smaller decrease in trading containers in 2015 compared to 2014 was due to a change in the number of trading containers that were held for sale.
(5)	The increase in accounts receivable, net in 2015 compared to the decrease in 2014 was due to a larger fleet size in 2015 and the timing of when collections on accounts receivable were received.

Net cash provided by operating activities increased $46,178 (14.6%) from 2013 to 2014. The following table summarizes the variances included within this increase:

Increase in net income adjusted for noncash items	$18,996	(1)
Decrease in gains on sale of containers, net	13,871	(2)
Decrease in trading containers, net in 2014 compared to an increase in 2013	12,049	(3)
Other, net	1,262

	$46,178

(1)	The increase in net income adjusted for noncash items such as depreciation expense, container impairment, discrete tax benefits for the re-measurement of unrecognized tax benefits and unrealized gains on interest rate swaps, collars and caps, net was primarily due to a 13.4% increase in our owned fleet size due to the purchase of new and used containers and a 1.3 percentage point increase in utilization for our owned fleet, partially offset by a 7.1% decrease in average per diem rental rates.
(2)	The decrease in gains on sale of containers, net was due to a decrease in average sales proceeds of $203 per unit and a 76.7% decrease in the number of containers placed on sales-type leases, partially offset by a 13.8% increase in the number of containers sold and an increase in average net gains on sales-type leases of $276 per unit.
(3)	The decrease in trading containers, net in 2014 compared to an increase in 2013 was due to a change in the number of trading containers that were held for sale.

Investing Activities

Net cash used in investing activities decreased $295,548 (-49.3%) from 2014 to 2015 due to a lower amount of container purchases and lower proceeds from the sale of containers and fixed assets, partially offset by a higher receipt of payments on direct financing and sales-type leases, net of income earned.

Net cash used in investing activities increased $14,617 (2.5%) from 2013 to 2014 due to a higher amount of container purchases, partially offset by a higher receipt of payments on direct financing and sales-type leases, net of income earned and higher proceeds from the sale of containers and fixed assets.

Financing Activities

Net cash (used in) provided by financing activities changed from net cash provided by financing activities of $223,246 in 2014 to net cash used in financing activities of $57,564 in 2015. The following table summarizes the variances included within this change:

Proceeds from term loan in 2014	$(500,000)
Proceeds from bonds payable in 2014	(301,298)
Decrease in net proceeds from secured debt facilities	(156,100)
Increase in principal payments on term loan	(15,300)
Decrease in net proceeds from revolving credit facilities	(9,584)
Purchases of treasury shares in 2015	(9,149)
Decrease in capital contributions from noncontrolling interest	(4,608)
Change in net tax benefit from share-based compensation awards	(3,457)
Dividends paid to noncontrolling interests in 2015	(2,995)
Decrease in proceeds received from the issuance of common shares upon the exercise of share options	(2,195)
Decrease in principal payments on bonds payable	681,175
Higher in restricted cash	23,543
Decrease in dividends paid to Textainer Group Holdings Limited shareholders	12,569
Decrease in debt issuance costs paid	6,588

$(280,811)

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

Please see Item 5, “Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations” for a description of identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. We will require sufficient capital in the future to meet our payments and other obligations under our contractual obligations and commercial commitments. The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from our future business activities. We intend to utilize cash on hand in order to meet our obligations under our contractual obligations and commercial commitments. It is likely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. From time to time, we may issue additional debt in order to raise capital for future requirements.

E.	Off-Balance Sheet Arrangements

At December 31, 2015, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2015:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility	$892,100	$—	$22,303	$89,210	$89,210	$89,210	$602,167
TMCL IV Secured Debt Facility	177,400	—	—	177,400	—	—	—
TL Revolving Credit Facility	574,000	—	—	—	—	574,000	—
TL Revolving Credit Facility II	160,000	—	—	—	—	160,000	—
TW Revolving Credit Facility	156,020	—	—	—	—	—	156,020
TAP Funding Revolving Credit Facility	129,500	—	—	129,500	—	—	—
TL Term Loan	436,100	31,600	31,600	31,600	341,300	—	—
2013-1 Bonds	233,197	30,090	30,090	30,090	30,090	30,090	82,747
2014-1 Bonds	266,237	30,140	30,140	30,140	30,140	30,140	115,537
Interest obligation(1)(3)	298,900	67,886	63,412	52,530	40,996	30,879	43,197
Interest rate swaps payable(2)(4)	29,783	9,582	8,570	6,545	3,535	1,021	530
Office lease obligations	21,935	1,547	1,771	1,821	1,873	1,832	13,091
Container contracts payable	41,356	41,356	—	—	—	—	—

Total contractual obligations	$3,416,528	$212,201	$187,886	$548,836	$537,144	$917,172	$1,013,289

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $926.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $80.
(3)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 2.18%.
(4)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.43%, for all periods, for all interest rate contracts outstanding as of December 31, 2015.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 11, 2016. Our board of directors is elected annually on a staggered basis and each director holds office for three years or until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John A. Maccarone, Dudley R. Cottingham, Hyman Shwiel and James E. Hoelter are designated Class I directors, to hold office until our 2016 annual general meeting of shareholders, David M. Nurek is designated a Class III director, to hold office until our 2017 annual general meeting of shareholders and Philip K. Brewer, Isam K. Kabbani and James E. McQueen are designated Class II directors, to hold office until our 2018 annual general meeting of shareholders. James E. Hoelter , who is currently a Class I director and has been a member of our board of directors since May 1993 has informed us that he does not intend to stand for re-election as a director. Neil I. Jowell and Cecil Jowell are currently Class III directors and it is currently anticipated that they will resign from our board of directors at the end of our May 2016 board of directors’ meeting. Both Neil Jowell’s and Cecil Jowell’s terms on our board of directors are scheduled to expire upon the 2017 Textainer Annual Meeting of Shareholders. We expect that the remaining members of our board of directors will select and approve individuals to fill the vacancies caused by the retirements of Neil I. Jowell and Cecil Jowell and such individuals will serve until the scheduled expiration in 2017. Thereafter, directors in each class will be elected for three-year terms. Directors may be re-elected when their term of office expires.

As of March 11, 2016, Trencor, through the Halco Trust and Halco, held a beneficiary interest in approximately 48.2% of our outstanding share capital. See Item 4, “Information on the Company — Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, five of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Neil I. Jowell(1)(2)(3)(4)(5)	82	Chairman
Philip K. Brewer	58	Director, President and Chief Executive Officer
Dudley R. Cottingham(1)(2)(3)	64	Director
James E. Hoelter(1)(2)(3)(4)	76	Director
Cecil Jowell(4)(5)	80	Director
Isam K. Kabbani	81	Director
John A. Maccarone(2)(3)	71	Director
James E. McQueen(1)(4)	71	Director
David M. Nurek(2)(3)(4)	66	Director
Hyman Shwiel(1)(2)(3)	71	Director
Robert D. Pedersen	56	President and Chief Executive Officer of Textainer Equipment Management Limited
Hilliard C. Terry, III	46	Executive Vice President and Chief Financial Officer

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Hoelter, Neil Jowell and McQueen are non-voting members.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Director of Trencor, the indirect beneficiary of 48.2% of our share interest.
(5)	Neil I. Jowell and Cecil Jowell will retire from their positions as Executive Directors of Trencor effective June 7, 2016 and intend to retire from their positons as members of our board of directors. It is currently anticipated that their retirement from our board of directors will occur at the end of our May 2016 board of directors meeting.

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

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda and Irish Stock Exchanges. He is a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

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

Isam K. Kabbani has been a member of our Board of Directors since December 1993. Mr. Kabbani is the honorary chairman and principal stockholder of the IKK Group, Jeddah, Saudi Arabia, a manufacturing, trading and construction group active both in Saudi Arabia and internationally. In 1959, Mr. Kabbani joined the Saudi

Arabian Ministry of Foreign Affairs, and in 1960 moved to Ministry of Petroleum for a period of ten years. During this time, he was seconded to the Organization of Petroleum Exporting Countries (“OPEC”). After a period as Chief Economist of OPEC, in 1967 he became the Saudi Arabian member of OPEC’s Board of Governors. In 1970, he left the Ministry of Petroleum to establish his own business starting with National Marketing, a small trading company in specialized building materials. For the past decades, the IKK Group has been consistently among the 35 largest Saudi Companies. Mr. Kabbani holds a B.A. from Swarthmore College (Pennsylvania, USA) and an M.A. in Economics and International Relations from Columbia University.

John A. Maccarone served as our President and Chief Executive Officer from January 1999 until October 2011 when he retired from Textainer and as a member of our board of directors since December 1993. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as President and Chief Executive Officer of Textainer Equipment Management Limited, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was Director of Marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and an M.B.A. from Loyola University of Chicago.

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

Hilliard C. Terry, III was appointed Executive Vice President and Chief Financial Officer in January 2012. Prior to joining the company, Mr. Terry served as Vice President and Treasurer at Agilent Technologies, Inc., where he worked prior to the company’s initial public offering in 1999 and subsequent spin-off from Hewlett-Packard Company (HP). He previously served as the head of Investor Relations until he was appointed Vice President and Treasurer in 2006. Before joining Agilent Technologies, Mr. Terry worked in marketing and investor relations for HP’s VeriFone subsidiary and joined VeriFone, Inc. in 1995 prior to the company’s acquisition by HP in 1997. He also held positions in investor relations with Kenetech Corporation and investment banking at Goldman, Sachs & Co. Mr. Terry currently serves on the board of directors of Umpqua Holdings Corporation, a publicly traded financial services company and on the board of its principal subsidiary, Umpqua Bank. Mr. Terry also serves on the board of trustees of the Oakland Museum of California. Mr. Terry holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from Golden Gate University.

Board of Directors

Our board of directors currently consists of ten members. Our bye-laws provide that our board of directors shall consist of five to twelve directors, as the board of directors may determine from time to time.

B.	Compensation

The aggregate direct compensation we paid to our executive officers as a group (three persons) for the year ended December 31, 2015 was approximately $2.6 million, which included approximately $1.0 million in bonuses and approximately $84 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. On November 12, 2015, our executive officers as a group were granted 93,727 share options, with an exercise price of $14.17 and an expiration date of November 12, 2025, and 93,727 restricted share units through our 2015 Share Incentive Plan. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2015, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2015 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2015, all STIP participants, including our executive officers received 153.5% of their target incentive award.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2015 was approximately $650. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

2007 Share Incentive Plan and 2015 Share Incentive Plan

Our board of directors adopted the 2007 Share Incentive Plan (“2007 Plan”) on August 9, 2007, and our shareholders approved the 2007 Plan on September 4, 2007. The maximum number of common shares of Textainer Group Holdings Limited that could be granted pursuant to the 2007 Plan was 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following our initial public offering on October 9, 2007, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 from 3,808,371 shares to 5,276,871 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. The shares to be issued pursuant to awards under the 2007 Plan may be authorized, but unissued, or reacquired common shares. On May 21, 2015, TGH’s board of directors approved an amendment and restatement of the 2007 Plan as the 2015 Plan at the annual meeting of shareholders. The amendment and restatement of the 2007 Plan increased the maximum number of shares available for future issuance by 2,000,000 shares and extended the term of such plan for ten years from the date of the annual meeting of shareholders. At December 31, 2015, 1,865,942 shares were available for future issuance under the 2015 Plan.

The 2015 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights, collectively referred to as “awards.” Share options granted under the 2015 Plan may be either incentive share options under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified share options. We may grant incentive share options only to our employees or employees of any parent or subsidiary of Textainer Group Holdings Limited. Awards other than incentive share options may be granted to our employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of Textainer Group Holdings Limited.

Our board of directors or a committee designated by our board of directors, referred to as the “plan administrator,” will administer the 2015 Plan, including selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award. Awards under the plan may vest upon the passage of time or upon the attainment of certain performance criteria.

The exercise price of all share options granted under the 2015 Plan will be at least equal to 100% of the fair market value of our common shares on the date of grant. If, however, incentive share options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our common shares or the shares of any parent or subsidiary, the exercise price of any incentive share option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive share options must not exceed five years. The maximum term of all other awards under the 2015 Plan will be ten years. The plan administrator will determine the term and exercise or purchase price of any other awards granted under the 2015 Plan.

Under the 2015 Plan, incentive share options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards shall be transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. The 2015 Plan permits the designation of beneficiaries by holders of awards, including incentive share options.

In the event a participant in the 2015 Plan terminates employment or is terminated by us (or by our parent or subsidiary) without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event a participant in the 2015 Plan is terminated by us (or by our parent or subsidiary) for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). Unless an individual award agreement otherwise provides, all vesting of all other awards will generally terminate upon the date of termination.

Subject to any required action by our shareholders, the number of common shares covered by outstanding awards, the number of common shares that have been authorized for issuance under the 2015 Plan, the exercise or purchase price of each outstanding award, the maximum number of common shares that may be granted subject to awards to a participant in any calendar year, and the like, shall be proportionally adjusted by the plan administrator in the event of any increase or decrease in the number of issued common shares resulting from certain changes in our capital structure as described in the 2015 Plan.

In the event of a corporate transaction or a change in control of Textainer Group Holdings Limited, all outstanding awards under the 2015 Plan will terminate unless the acquirer assumes or replaces such awards. In addition and except as otherwise provided in an individual award agreement, assumed or replaced awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after a corporate transaction. In the event of a corporate transaction where the acquirer does not assume or replace awards granted under the 2015 Plan, all of these awards become fully vested immediately prior to the consummation of the corporate transaction. In the event of a change in control and except as otherwise provided in an individual award agreement, outstanding awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after such change in control.

Under the 2015 Plan, a “corporate transaction” is generally defined as:

•	acquisition of 50% or more of the common shares by any individual or entity including by tender offer;

•	a reverse merger or amalgamation in which 40% or more of the common shares is acquired by an individual or entity;

•	a sale, transfer or other disposition of all or substantially all of the assets of Textainer Group Holdings Limited;

•	a merger, amalgamation or consolidation in which Textainer Group Holdings Limited is not the surviving entity; or

•	a complete liquidation or dissolution.

Under the 2015 Plan, a “change in control” is generally defined as:

•	acquisition of 50% or more of the common shares by any individual or entity which a majority of our board of directors (who have served on the board for at least 12 months) do not recommend that our shareholders accept, or

•	a change in the composition of the board of directors as a result of contested elections over a period of 12 months or less.

Unless terminated sooner, the 2015 Plan will automatically terminate in 2025. The board of directors will have authority to amend or terminate the 2015 Plan. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we will obtain shareholder approval of any such amendment to the 2015 Plan in such a manner and to such a degree as required.

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

•

Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2015 Plan. However, our compensation committee is not comprised solely of independent directors, as required by NYSE standards. The members of our compensation committee are Messrs. Cottingham, Hoelter, Maccarone, Neil Jowell, Nurek and Shwiel. Messrs. Neil Jowell, Hoelter and Nurek are

directors of Trencor. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence and Mr. Shwiel serves as our Lead Independent Director.

•	We have established an audit committee responsible (i) for advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting process, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with NYSE requirements that the audit committee have a minimum of three members or the NYSE’s standards of director independence for domestic issuers. Our audit committee has five members, Messrs. Shwiel, Cottingham, Neil Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The other three members are directors of Trencor and have no voting rights.

•	We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has six members, Messrs. Cottingham, Hoelter, Maccarone, Neil Jowell, Nurek and Shwiel. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has adopted a nominating and governance committee charter.

•	Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2015 Plan on May 21, 2015 and 2007 Plan on September 4, 2007. Under Bermuda law, consent of the Bermuda Monetary Authority is required for the issuance of securities in certain circumstances.

•	Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

D.	Employees

As of December 31, 2015, we employed 161 people. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 4, 2016:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 56,570,764 common shares issued and outstanding on

March 4, 2016. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares
	Beneficially Owned
Holders	Shares(1)	%(2)
5% or More Shareholders
Halco Holdings Inc.(3)	27,278,802	48.2%
Trencor Limited(3)	27,278,802	48.2%

Directors and Executive Officers
Philip K. Brewer(4)	444,305	*
Dudley R. Cottingham(5)	10,292	*
James E. Hoelter(6)	28,288,740	50.0%
Cecil Jowell(7)	27,281,014	48.2%
Neil I. Jowell(7)	27,281,014	48.2%
Isam K. Kabbani(8)	3,418,143	6.0%
John A. Maccarone(9)	1,487,777	2.6%
James E. McQueen(10)	27,286,064	48.2%
David M. Nurek(11)	27,286,094	48.2%
Hyman Shwiel	8,245	*
Robert D. Pedersen	370,921	*
Hilliard C. Terry, III	111,008	*
Current directors and executive officers (12 persons) as a group	34,158,439	60.4%

*	Less than 1%.

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common shares beneficially owned include the following share options and restricted share units:

	Grant Date
	October 9, 2007	November 19, 2008	November 18, 2009	November 18, 2010	November 16, 2011	January 20, 2012	November 14, 2012	November 14, 2013	November 19, 2014	May 21, 2015	November 12, 2015
Share options
Exercise price	$16.50	$7.10	$16.97	$28.26	$28.54	$31.34	$28.05	$38.36	$34.14	N/A	$14.17
Expiration date	October 8, 2017	November 18, 2018	November 17, 2019	November 17, 2020	November 15, 2021	January 19, 2022	November 14, 2022	November 14, 2023	November 19, 2024	N/A	November 12, 2025
Philip K. Brewer	16,802	—	22,350	15,000	30,000	—	32,000	36,000	38,520	—	45,291
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—	—	—
James E. Hoelter	—	—	—	—	—	—	—	—	—	—	—
Cecil Jowell	—	—	—	—	—	—	—	—	—	—	—
Neil I. Jowell	—	—	—	—	—	—	—	—	—	—	—
Isam K. Kabbani	—	—	—	—	—	—	—	—	—	—	—
John A. Maccarone	—	—	—	—	—	—	—	—	—	—	—
James E. McQueen	—	—	—	—	—	—	—	—	—	—	—
David M. Nurek	—	—	—	—	—	—	—	—	—	—	—
Hyman Shwiel	—	—	—	—	—	—	—	—	—	—	—
Robert D. Pedersen	—	—	—	7,500	16,500	—	23,000	26,000	27,820	—	32,710
Hilliard C. Terry, III	—	—	—	—	—	10,000	11,000	12,500	13,375	—	15,726

Restricted share units
Philip K. Brewer	—	—	—	—	—	—	8,000	18,000	28,890	—	45,291
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—	2,212	—
James E. Hoelter	—	—	—	—	—	—	—	—	—	2,212	—
Cecil Jowell	—	—	—	—	—	—	—	—	—	2,212	—
Neil I. Jowell	—	—	—	—	—	—	—	—	—	2,212	—
Isam K. Kabbani	—	—	—	—	—	—	—	—	—	2,212	—
John A. Maccarone	—	—	—	—	—	—	—	—	—	2,212	—
James E. McQueen	—	—	—	—	—	—	—	—	—	2,212	—
David M. Nurek	—	—	—	—	—	—	—	—	—	2,212	—
Hyman Shwiel	—	—	—	—	—	—	—	—	—	2,212	—
Robert D. Pedersen	—	—	—	—	—	—	5,750	13,000	20,865	—	32,710
Hilliard C. Terry, III	—	—	—	—	—	2,500	2,750	6,250	10,031	—	15,726

(2)	Percentage ownership is based on 56,570,764 shares outstanding as of March 4, 2016.

(3)	Includes 27,278,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly-owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. Neil Jowell, the chairman of both our board of directors and the board of directors of Trencor, Mr. Cecil Jowell, Mr. McQueen and Mr. Nurek, all members of our board of directors and the board of directors of Trencor and Mr. Edwin Oblowitz, a member of the board of directors of Trencor.

(4)	Includes 90,456 shares held by the Philip Brewer 2009 Trust and 17,705 shares held by a joint account of Mr. Brewer and Dr. Choi Yue Victoria Woo.

(5)	Includes 8,080 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary.

(6)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Hoelter due to his position as a director of Trencor), 117,824 shares held by the James E. Hoelter & Virginia S. Hoelter Trust, 519,156 shares held by the JEH-VSH Limited Partnership #1, and 370,746 shares held by the JEH-VSH Limited Partnership #2. The general partners of each of the partnerships are James and Virginia Hoelter. Mr. Hoelter is one of our directors and a member of the board of directors of Trencor. Mr. Hoelter disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(7)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Cecil Jowell and Mr. Neil Jowell due to their positions as directors of Trencor). Mr. Cecil Jowell and Mr. Neil Jowell are our directors, directors of Halco, protectors of The Halco Trust and members of the board of directors of Trencor. In addition, Mr. Cecil Jowell and Mr. Neil Jowell and family trusts of which they are discretionary beneficiaries have significant ownership interests in Trencor. Mr. Cecil Jowell and Mr. Neil Jowell disclaim beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(8)	Includes 3,280,778 shares held by Delmas Inv. Holding S.A, an affiliate of Mr. Kabbani, 130,073 shares held by Rima Tariq Alsafadi, Mr. Kabbani’s spouse, and 5,080 shares held by Mr. Kabbani.

(9)	Includes 1,205,100 shares held by the Maccarone Family Partnership L.P., 278,015 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA.

(10)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. McQueen due to his position as a director of Trencor) and 5,080 shares held by Mr. McQueen. Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(11)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor) and 5,080 shares held by Mr. Nurek. Mr. Nurek is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

As of March 4, 2016, based on information available to the Company, 6,000 of our common shares issued and outstanding were held by one record holder in our domicile and headquarters country (Bermuda).

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we have extended loans to our employees in connection with their acquisition of our common shares in accordance with our various employees’ share schemes. As of December 31, 2015 and 2014, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, and we will not extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

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

Agreements with IKK Group

Textainer Equipment Management Limited has entered into a management agreement with IKK Foundation, related to Textainer Equipment Management Limited’s management of containers owned by IKK Foundation. Director Isam Kabbani is the beneficial owner of IKK Foundation. In 2015, 2014 and 2013, we managed approximately 9,000 TEU (for which we received approximately $168 in management fees), 10,000 TEU (for which we received approximately $154 in management fees) and 10,000 TEU (for which we received approximately $116 in management fees), respectively, for IKK Foundation.

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

We have entered into an agreement with LAPCO, an associate of Halco, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2015, 2014 and 2013, we received the following fees or commissions from LAPCO: (i) $2,889, $3,048 and $3,455, respectively, in management fees and (ii) $474, $634 and $939, respectively, in sales commissions. In 2015, 2014 and 2013, fees received under the LAPCO agreement accounted for 4.1%, 3.8% and 4.9%, respectively, of total combined Container Management and Container Resale segment revenue and 0.7%, 0.7% and 0.8%, respectively, of total revenue. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

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

Transactions with Umpqua Bank

Our Executive Vice President and Chief Financial Officer, Hilliard C. Terry, III, serves as a member of the Board of Directors of Umpqua Holdings Corporation, the NASDAQ listed holding company for Umpqua Bank and Umpqua Investments, Inc. Umpqua Bank is a lender with a less than 5% commitment in the $700,000 Credit Agreement with the Company’s wholly-owned subsidiary, Textainer Limited (“TL Credit Agreement”). Umpqua Bank participates in the TL Credit Agreement on the same terms as the other lenders in the facility.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company — Business Overview — Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

The following table summarizes dividends that we have declared and paid since January 1, 2013:

Date Declared	Dividend per Outstanding Common Share	Total Dividend
February 2013	$0.45	$25,313
May 2013	$0.46	$25,896
August 2013	$0.47	$26,481
October 2013	$0.47	$26,509
February 2014	$0.47	$26,626
May 2014	$0.47	$26,644
August 2014	$0.47	$26,655
October 2014	$0.47	$26,723
February 2015	$0.47	$26,781
April 2015	$0.47	$26,783
July 2015	$0.47	$26,796
August 2015	$0.24	$13,719
February 2016	$0.24	$13,728

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

In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) the revolving credit facility or term loan of our wholly-owned subsidiary, Textainer Limited, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum tangible net worth level (which level would decrease by the amount of any dividend paid), (ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid) and (iii) a minimum ratio of certain income (which amount would decrease by the amount of any dividend paid) to current obligations. Please see Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a description of these covenants. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

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

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2015, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
2015	$34.44	$13.48
2014	$39.87	$29.25
2013	$43.06	$31.98
2012	$39.00	$27.45
2011	$37.56	$19.74

Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2015	$20.38	$13.48
Third quarter 2015	$26.67	$15.66
Second quarter 2015	$31.80	$26.01
First quarter 2015	$34.44	$29.41
Fourth quarter 2014	$35.98	$29.25
Third quarter 2014	$39.14	$31.12
Second quarter 2014	$39.87	$37.68
First quarter 2014	$38.51	$35.27

Monthly Highs and Lows (over the most recent six month period):
February 2016	$12.02	$7.31
January 2016	$13.80	$9.41
December 2015	$15.51	$13.70
November 2015	$20.38	$13.48
October 2015	$20.17	$16.65
September 2015	$17.41	$15.75

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

See Item 9, “Offer and Listing Details — Trading Markets” above.

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

We have not entered into any material contracts during the two years immediately preceding the date of this Annual Report on Form 20-F other than contracts entered into in the ordinary course of business and other than those described in Item 4, “Information on the Company — History and Development of the Company —Significant Events” or elsewhere in this Annual Report on Form 20-F.

D.	Exchange Controls

Trencor, a South African company listed on the JSE, has an indirect beneficiary interest in 48.2% of our issued and outstanding shares. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2015, 2014 and 2013 were denominated in U.S. dollars. During 2015, 2014 and 2013, 27%, 28% and 32%, respectively, of our direct container expenses were paid in up to 18 different foreign currencies, respectively. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk. We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the consolidated statement of income.

As of December 31, 2015, 2014 and 2013, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

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

Our liability valuation reflects our credit standing and the credit standing of the counterparties to the interest rate swaps and caps. The valuation technique we utilized to calculate the fair value of the interest rate swaps, collars and caps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The decrease in the interest rate swap agreements’ net fair value liability during 2015 primarily reflects a decrease in long-term interest rates.

The notional amount of the interest rate swap agreements was $1,291,030 as of December 31, 2015, with expiration dates between February 2016 and July 2023. We receive fixed rates between 0.41% and 1.98% under the interest rate swap agreements. The net fair value liability of these agreements was $1,697 and $127 as of December 31, 2015 and 2014, respectively.

The notional amount of the interest rate collar agreements was $101,355 as of December 31, 2015, with expiration dates between April 2019 and June 2023. The net fair value liability of these agreements was $901 and $524 as of December 31, 2015 and 2014, respectively

The notional amount of the interest rate cap agreements was $457,000 as of December 31, 2015, with expiration dates between January 2016 and December 2016.

Based on the debt balances and derivative instruments as of December 31, 2015, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value of interest rate swaps, collars and caps, net of $26,858, an increase in interest expense of $25,642 and a decrease in realized losses on interest rate swaps, collars and caps, net of $14,134.

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

As of December 31, 2015, approximately 97.2% of accounts receivable for our total fleet and 99.9% of the finance lease receivables were from container lessees and customers outside of the U.S. Customers in the PRC (including Hong Kong), France, Korea, Switzerland, Taiwan and Singapore accounted for approximately 15.9%, 12.2%, 11.6%, 11.5%, 11.1% and 11.0%, respectively, of our total fleet container leasing revenue for 2015. Customers in no other country accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Lease billings from our 20 largest container lessees represented $475,904, or 77.4% of our total owned and managed fleet container lease billings for 2015, with lease billings from our single largest container lessee accounting for $74,841, or 12.2% and another container lessee accounting for $72,882, or 11.9% of our owned and managed fleet container lease billings during such period. We had no other container lessees accounting for over 10% of our owned and managed fleet container lease billings in 2015.

An allowance for doubtful accounts of $14,053 has been established against receivables as of December 31, 2015 for our owned fleet. During 2015, receivable write-offs, net of recoveries, totaled $3,114 for our owned fleet.

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

Textainer’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Textainer’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

C.	Report of the Registered Public Accounting Firm

Our internal controls over financial reporting as of December 31, 2015 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-3 in this Annual Report on Form 20-F.

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

During 2015, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

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

The following is a summary of the fees billed to us by our principal accountants for professional services rendered during 2015 and 2014:

Fee Category	2015 Fees	2014 Fees
Audit Fees	$1,826	$1,700
Audit-Related Fees	20	16
Tax Fees	5	3
All Other Fees	—	58

Total Fees	$1,851	$1,777

Audit Fees— Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit fees. Fees of $20 billed in both 2015 and 2014 relate to the performance of agreed upon procedures on certain specific lender requirements.

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

Reference is made to pages F-1 through F-47 and is incorporated herein by reference.

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

March 11, 2016

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedules I and II. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Textainer Group Holdings Limited and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Textainer Group Holdings Limited and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

San Francisco, CA

March 11, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited Textainer Group Holdings Limited and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Textainer Group Holdings Limited and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Textainer Group Holdings Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the financial statement schedules I and II, and our report dated March 11, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

/s/ KPMG LLP

San Francisco, CA

March 11, 2016

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015, 2014 and 2013

(All currency expressed in United States dollars in thousands, except per share amounts)

	2015		2014		2013
Revenues:
Lease rental income		$510,466		$504,225		$468,732
Management fees		15,610		17,408		19,921
Trading container sales proceeds		12,670		27,989		12,980
Gains on sale of containers, net		3,454		13,469		27,340

Total revenues		542,200		563,091		528,973

Operating expenses:
Direct container expense		47,342		47,446		43,062
Cost of trading containers sold		12,475		27,465		11,910
Depreciation expense		191,373		163,488		140,083
Container impairment		35,345		13,108		8,891
Amortization expense		4,741		4,010		4,226
General and administrative expense		27,645		25,778		24,922
Short-term incentive compensation expense		913		4,075		1,779
Long-term incentive compensation expense		7,040		6,639		4,961
Bad debt expense (recovery), net		5,028		(474)		8,084

Total operating expenses		331,902		291,535		247,918

Income from operations		210,298		271,556		281,055

Other (expense) income :
Interest expense		(76,521)		(85,931)		(85,174)
Interest income		125		119		122
Realized losses on interest rate swaps, collars and caps, net		(12,823)		(10,293)		(8,409)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(1,947)		1,512		8,656
Other, net		26		23		(45)

Net other expense		(91,140)		(94,570)		(84,850)

Income before income tax and noncontrolling interests		119,158		176,986		196,205
Income tax (expense) benefit		(6,695)		18,068		(6,831)

Net income		112,463		195,054		189,374
Less: Net income attributable to the noncontrolling interests	(5,576)		(5,692)		(6,565)

Net income attributable to Textainer Group Holdings Limited common shareholders	$106,887		$189,362		$182,809

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.88		$3.34		$3.25
Diluted	$1.87		$3.32		$3.21
Weighted average shares outstanding (in thousands):
Basic	56,953		56,719		56,317
Diluted	57,093		57,079		56,862
Other comprehensive income:
Foreign currency translation adjustments		(240)		(112)		(45)

Comprehensive income		112,223		194,942		189,329
Comprehensive income attributable to the noncontrolling interest		(5,576)		(5,692)		(6,565)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$106,647		$189,250		$182,764

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$115,594	$107,067
Accounts receivable, net of allowance for doubtful accounts of $14,053 and $12,139 in 2015 and 2014, respectively	88,370	91,866
Net investment in direct financing and sales-type leases	87,706	89,003
Trading containers	4,831	6,673
Containers held for sale	43,245	25,213
Prepaid expenses and other current assets	15,532	17,593
Insurance receivable	11,435	—
Deferred taxes	1,203	2,100
Due from affiliates, net	514	—

Total current assets	368,430	339,515
Restricted cash	33,917	60,310
Containers, net of accumulated depreciation of $810,393 and $671,291 at 2015 and 2014, respectively	3,698,011	3,629,882
Net investment in direct financing and sales-type leases	243,428	280,002
Fixed assets, net of accumulated depreciation of $9,836 and $9,139 at 2015 and 2014, respectively	1,663	1,385
Intangible assets, net of accumulated amortization of $35,709 and $30,968 at 2015 and 2014, respectively	20,250	24,991
Interest rate swaps, collars and caps	814	1,568
Other assets	19,741	21,324

Total assets	$4,386,254	$4,358,977

Liabilities and Equity
Current liabilities:
Accounts payable	$10,477	$5,652
Accrued expenses	6,816	11,935
Container contracts payable	41,356	63,323
Other liabilities	291	317
Due to owners, net	11,806	11,003
Term loan	31,600	31,600
Bonds payable	59,990	59,959

Total current liabilities	162,336	183,789
Revolving credit facilities	1,019,520	944,790
Secured debt facilities	1,069,500	1,017,100
Term loan	404,500	444,100
Bonds payable	438,438	498,428
Interest rate swaps, collars and caps	3,412	2,219
Income tax payable	8,678	7,696
Deferred taxes	10,420	5,675
Other liabilities	2,523	2,815

Total liabilities	3,119,327	3,106,612

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,163,095 shares issued and 56,533,095 shares outstanding at 2015; 56,863,094 shares issued and outstanding at 2014	572	565
Additional paid-in capital	385,020	378,316
Treasury shares, at cost, 630,000 shares at 2015	(9,149)	—
Accumulated other comprehensive income	(283)	(43)
Retained earnings	826,515	813,707

Total Textainer Group Holdings Limited shareholders’ equity	1,202,675	1,192,545
Noncontrolling interest	64,252	59,820

Total equity	1,266,927	1,252,365

Total liabilities and equity	$4,386,254	$4,358,977

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2015, 2014 and 2013

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders’ Equity
	Common shares		Treasury shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total Textainer Group Holdings Limited shareholders’ equity	Noncontrolling interest	Total equity
	Shares	Amount	Shares	Amount
Balances, December 31, 2012	55,754,529	$558	—	$—	$354,448	$114	$652,383	$1,007,503	$38,630	$1,046,133
Dividends to shareholders ($1.85 per common share)	—	—	—	—	—	—	(104,199)	(104,199)	—	(104,199)
Restricted share units vested	488,860	4	—	—	(4)	—	—	—	—	—
Exercise of share options	207,191	2	—	—	3,615	—	—	3,617	—	3,617
Long-term incentive compensation expense	—	—	—	—	5,694	—	—	5,694	—	5,694
Tax benefit from share options exercised and restricted share units vested	—	—	—	—	2,444	—	—	2,444	—	2,444
Capital contributions from noncontrolling interest	—	—	—	—	—	—	—	—	2,476	2,476
Comprehensive income:								—		—
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	182,809	— 182,809	—	— 182,809
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	6,565	6,565
Foreign currency translation adjustments	—	—	—	—	—	(45)	—	(45)	—	(45)

Total comprehensive income										189,329

Balances, December 31, 2013	56,450,580	564	—	—	366,197	69	730,993	1,097,823	47,671	1,145,494

Dividends to shareholders ($1.88 per common share)	—	—	—	—	—	—	(106,648)	(106,648)	—	(106,648)
Restricted share units vested	281,438	1	—	—	(1)	—	—	—	—	—
Exercise of share options	131,076	—	—	—	2,497	—	—	2,497	—	2,497
Long-term incentive compensation expense	—	—	—	—	7,499	—	—	7,499	—	7,499
Tax benefit from share options exercised and restricted share units vested	—	—	—	—	2,124	—	—	2,124	—	— 2,124
Capital contributions from noncontrolling interest	—	—	—	—	—	—	—	—	6,457	6,457
Comprehensive income:										—
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	189,362	189,362	—	— 189,362
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	5,692	5,692
Foreign currency translation adjustments	—	—	—	—	—	(112)	—	(112)	—	(112)

Total comprehensive income										194,942

Balances, December 31, 2014	56,863,094	565	—	—	378,316	(43)	813,707	1,192,545	59,820	1,252,365

Dividends to shareholders ($1.65 per common share)	—	—	—	—	—	—	(94,079)	(94,079)	—	(94,079)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(2,994)	(2,994)
Purchase of treasury shares	—	—	(630,000)	(9,149)	—	—	—	(9,149)	—	(9,149)
Restricted share units vested	272,945	7	—	—	(7)	—	—	—	—	—
Exercise of share options	27,056	—	—	—	301	—	—	301	—	301
Long-term incentive compensation expense	—	—	—	—	7,743	—	—	7,743	—	7,743
Net tax benefit from share options exercised and restricted share units vested	—	—	—	—	(1,333)	—	—	(1,333)	—	(1,333)
Capital contributions from noncontrolling interest	—	—	—	—	—	—	—	—	1,850	1,850
Comprehensive income:										—
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	106,887	106,887	—	— 106,887
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	5,576	5,576
Foreign currency translation adjustments	—	—	—	—	—	(240)	—	(240)	—	(240)

Total comprehensive income										112,223

Balances, December 31, 2015	57,163,095	$572	(630,000)	$(9,149)	$385,020	$(283)	$826,515	$1,202,675	$64,252	$1,266,927

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2015, 2014 and 2013

(All currency expressed in United States dollars in thousands)

	2015	2014	2013
Cash flows from operating activities:
Net income	$112,463	$195,054	$189,374

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	191,373	163,488	140,083
Container impairment	35,345	13,108	8,891
Bad debt expense (recovery), net	5,028	(474)	8,084
Unrealized losses (gains) on interest rate swaps, collars and caps, net	1,947	(1,512)	(8,656)
Amortization of debt issuance costs and accretion of bond discount	7,887	17,144	11,587
Amortization of intangible assets	4,741	4,010	4,226
Amortization of deferred revenue	—	—	(1,001)
Gains on sale of containers, net	(3,454)	(13,469)	(27,340)
Share-based compensation expense	7,743	7,499	5,694
Decrease (increase) in:
Accounts receivable, net	(1,532)	575	(5,949)
Trading containers, net	1,842	6,336	(5,713)
Prepaid expenses and other current assets	(3,873)	(12,240)	(4,692)
Insurance receivable	(1,685)	—	—
Due from affiliates, net	(525)	—	4,377
Other assets	5,754	8,196	(3,852)
Increase (decrease) in:
Accounts payable	4,825	(2,434)	3,635
Accrued expenses	(5,108)	2,097	(4,491)
Deferred revenue and other liabilities	(318)	(345)	(413)
Due to owners, net	803	(1,772)	(443)
Long-term income tax payable	982	(8,354)	(11,530)
Deferred taxes, net	5,642	(14,100)	14,758

Total adjustments	257,417	167,753	127,255

Net cash provided by operating activities	369,880	362,807	316,629

Cash flows from investing activities:
Purchase of containers and fixed assets	(533,306)	(818,451)	(765,418)
Proceeds from sale of containers and fixed assets	129,452	141,181	123,738
Receipt of payments on direct financing and sales-type leases, net of income earned	100,305	78,173	57,200

Net cash used in investing activities	(303,549)	(599,097)	(584,480)

Cash flows from financing activities:
Proceeds from revolving credit facilities	406,177	393,251	447,138
Principal payments on revolving credit facilities	(331,447)	(308,937)	(136,573)
Proceeds from secured debt facilities	160,000	470,500	249,600
Principal payments on secured debt facilities	(107,600)	(262,000)	(315,000)
Proceeds from term loan	—	500,000	—
Principal payments on term loan	(39,600)	(24,300)	—
Proceeds from bonds payable	—	301,298	299,359
Principal payments on bonds payable	(60,230)	(741,405)	(139,022)
Decrease (increase) in restricted cash	26,393	2,850	(8,215)
Purchase of treasury shares	(9,149)	—	—
Debt issuance costs	(5,853)	(12,441)	(13,633)
Issuance of common shares upon exercise of share options	301	2,497	3,617
Net tax benefit from share-based compensation awards	(1,333)	2,124	2,444
Capital contributions from noncontrolling interest	1,850	6,457	2,476
Dividends paid to noncontrolling interests	(2,994)	—	—
Dividends paid to shareholders	(94,079)	(106,648)	(104,199)

Net cash (used in) provided by financing activities	(57,564)	223,246	287,992

Effect of exchange rate changes	(240)	(112)	(45)

Net increase (decrease) in cash and cash equivalents	8,527	(13,156)	20,096
Cash and cash equivalents, beginning of the year	107,067	120,223	100,127

Cash and cash equivalents, end of the year	$115,594	$107,067	$120,223

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest and realized losses on interest rate swaps, collars and caps, net	$82,577	$79,536	$81,440
Net income taxes paid	$941	$2,045	$1,454
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(21,967)	$40,504	$(64,889)
Containers placed in direct financing and sales-type leases	$71,499	$164,218	$121,152

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

(1) Nature of Business and Summary of Significant Accounting Policies

(a)	Nature of Operations

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, Textainer Group Holdings Limited and subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale. These activities are described below (also see Note 12 “Segment Information”).

On October 29, 2015, TGH’s board of directors approved a share repurchase program of up to $100,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or by establishing a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares. During 2015, TGH repurchased 630,000 shares at an average price of $14.52 for a total amount of $9,149.

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include special-purpose containers. These containers were financed through retained earnings; revolving credit facilities, secured debt facilities and a term loan provided by banks; bonds payable to investors; and a public offering of TGH’s common shares. Expenses related to lease rental income include direct container expenses, depreciation expense and interest expense.

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

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

Subsequent to TL’s purchase of a majority ownership of TAP Funding’s common shares, the Company includes TAP Funding’s financial statements in its consolidated financial statements. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net income attributable to the noncontrolling interest’s operations is shown as net income attributable to the noncontrolling interests on the Company’s consolidated statements of comprehensive income.

The Company has a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), between TL and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement with Wells Fargo

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

Bank, N.A. (“WFB”), TW maintains a revolving credit facility with an aggregate commitment of up to $300,000 for the origination of direct financing leases to finance up to 90% of the book value of TW’s net investment in direct financing leases (see Note 11 “Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”). Both WFC and WFB are directly and indirectly wholly-owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, TEML manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases.

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

Accordingly, the Company includes TW’s financial statements in its consolidated financial statements. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. The equity owned by WFC in TW is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net income attributable to the noncontrolling interest’s operations is shown as net income attributable to noncontrolling interests on the Company’s consolidated statements of comprehensive income.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by TL, Textainer Marine Containers II Limited (“TMCL II”) and Textainer Marine Containers III Limited (“TMCL III”), all Bermuda companies and all of which were wholly-owned subsidiaries of the Company as of December 31, 2015 and 2014.

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

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

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of December 31, 2015:

Year ending December 31:
2016	$293,429
2017	210,752
2018	148,712
2019	93,523
2020 and thereafter	96,360

Total future minimum lease payments receivable	$842,776

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

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

A functional currency is determined for each of the entities within the Company based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency, excluding its foreign subsidiaries, is the U.S. dollar. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange gains, reported in direct container expense in the consolidated statements of comprehensive income were $221, $67, and $75 for the years ended December 31, 2015, 2014 and 2013, respectively. For consolidation purposes, the financial statements are translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income.

(i)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. The Company estimates the useful lives of its containers to be as follows:

Container type	Estimated useful life (years)
Non-refrigerated containers other than open top and flat rack containers	13
Refrigerated containers	12
Tanks	20
Open top and flat rack containers	14

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant decrease in container resale prices as a result of the decreased cost of new containers. Based on this extended period of lower realized container resale prices, the Company decreased the estimated future residual value of its 40’ high cube containers from $1,650 per container to $1,450 per container used in the calculation of depreciation expense, effective July 1, 2015. The effect of this change was an increase in depreciation expense of $10,519 for the year ended December 31, 2015, of which $931 was a one-time charge for containers that were fully depreciated to the previous residual value. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company has evaluated the recoverability of the recorded amount of container rental equipment at December 31, 2015 and 2014. During the years ended December 31, 2015 and 2014, container impairment included $697 and $1,651, respectively, for containers that were unlikely recoverable from lessees in default. The Company also recorded an impairment net of estimated insurance proceeds of $1,968 for the year ended December 31, 2015 for containers on operating and direct financing leases that were deemed unlikely recoverable from a customer that became insolvent during 2015 (see Note 2 “Insurance Receivable and Impairment”).

During the years ended December 31, 2015, 2014 and 2013, the Company recorded impairments of $32,680, $11,457 and $4,214, which are included in container impairment in the consolidated statements of comprehensive income, to write-down the carrying value of 97,506, 35,953 and 13,226 containers identified for sale, respectively, to their estimated fair value. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. At December 31, 2015 and 2014, the carrying value of 38,983 and 9,452 containers identified for sale were net of impairment charges of $15,858 and $3,892, respectively. The carrying value of these containers identified for sale amounted to $32,153 and $10,606 as of December 31, 2015 and 2014, respectively, and is included in containers held for sale in the consolidated balance sheets.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

During the years ended December 31, 2015, 2014 and 2013, the Company recorded the following net gains on sales of containers, included in gains on sale of containers, net in the consolidated statements of comprehensive income:

	2015		2014		2013
	Units	Amount	Units	Amount	Units	Amount
Gains on sale of previously written down containers, net	65,786	$2,336	30,686	$3,657	9,431	$2,954
Gains on sale of containers not written down, net	45,777	1,118	66,877	9,812	64,553	24,386

Gains on sales of containers, net	111,563	$3,454	97,563	$13,469	73,984	$27,340

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

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in an adjustment to income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(k)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a DPP to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

over the related term of its leases. The Company has not recognized revenue and related expense for customers who are billed at the end of their lease terms under the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of their lease terms because the amounts due under the DPP are typically re-negotiated at the end of the lease terms or the lease terms are extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(l)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt in prepaid expenses and other current assets and other assets in the consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the general terms of the related debt and the amortization is recorded in the consolidated statements of comprehensive income as interest expense. In 2015, 2014 and 2013, debt issuance costs of $5,853, $12,490 and $13,633, respectively, were capitalized and amortization of debt issuance costs of $7,158, $10,044 and $10,612, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off and recorded in interest expense. In 2015, interest expense included $160 and $298 of write-offs of unamortized debt issuance costs related to the amendment of TL’s revolving credit facility and the amendment of the Company’s wholly-owned subsidiary, Textainer Marine Containers IV Limited’s (“TMCL IV”) (a Bermuda company), secured debt facility, respectively. In 2014, interest expense included $390 and $6,424 of write-offs of unamortized debt issuance costs related to the amendment of TMCL II’s secured debt facility and the redemption of the Company’s wholly-owned subsidiary, Textainer Marine Containers Limited’s (“TMCL”) (a Bermuda Company) 2005-1 Bonds, 2011-1 Bonds and 2012-2 Bonds, respectively, (see Note 11 “Secured Debt Facilities, Revolving Debt Facilities, Term Loan and Bonds Payable, and Derivative Instruments”). In 2013, interest expense included $650 and $245 of write-offs of unamortized debt issuance costs related to the termination of TAP Funding’s revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively.

(m)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. During 2015, 2014 and 2013, $12,700 or 27%, $13,442 or 28%, and $13,925 or 32%, respectively, of the Company’s direct container expenses were paid in up to 18 different foreign currencies. In accordance with its policy, the Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. The Company’s largest lessee (CMA-CGM S.A.) accounted for 11.1%, 10.6% and 10.5% of the Company’s lease rental income during 2015, 2014 and 2013, respectively. The Company’s second

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

largest lessee (Mediterranean Shipping Co. S.A.), accounted for 10.5%, 9.8% and 9.6% of the Company’s lease rental income during 2015, 2014 and 2013, respectively. The Company had no other single lessees that accounted for greater than 10% of the Company’s lease rental income for each of those years. CMA-CGM S.A. accounted for 9.3% of the Company’s gross accounts receivable as of December 31, 2015 and 2014, and Mediterranean Shipping Co. S.A. accounted for 9.7% and 8.9% of the Company’s gross accounts receivable as of December 31, 2015 and 2014, respectively.

Total fleet lease rental income differs from reported lease rental income in that total fleet lease rental income comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned by the Owners from leases on containers in its managed fleet, while the Company’s reported lease rental income only comprises income associated with its owned fleet. The Company’s largest customer (CMA-CGM S.A.) represented approximately $74.8 million or 12.2%, $72.8 million or 11.8% and $72.6 million or 12.0% of the Company’s total fleet leasing billings in 2015, 2014 and 2013, respectively. The Company has another customer (Mediterranean Shipping Company S.A.) that represented $72.9 million or 11.9%, $69.2 million or 11.2% and $64.3 million or 10.6% of the Company’s total fleet lease billings in 2015, 2014 and 2013, respectively. The Company had no other customer that individually accounted for over 10% of the lease billings of the Company’s total fleet in 2015, 2014 and 2013. The Company currently has containers on-hire to approximately 360 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers to freight forwarding companies and the U.S. military. The Company’s five largest customers accounted for approximately 40.3%, 38.2% and 38.0% of the Company’s total fleet leasing billings in 2015, 2014 and 2013, respectively. During 2015, 2014 and 2013, revenue from the Company’s 20 largest container lessees by lease billings represented 77.4%, 74.7% and 72.1% of the Company’s total fleet container lease billings, respectively. A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition.

As of December 31, 2015 and 2014, approximately 97.2% and 95.5%, respectively, of the Company’ accounts receivable for its total fleet were from container lessees and customers outside of the U.S. As of December 31, 2015 and 2014, approximately 99.9% and 99.7%, respectively, of the Company’s finance lease receivables for its total fleet were from container lessees and customers outside of the U.S. Except for the countries outside of the U.S. noted in the table below, customers in no other single country made up greater than 10% of the Company’s total fleet container lease billings during 2015, 2014 and 2013.

Country	2015	2014	2013
People’s Republic of China	15.9%	16.5%	22.8%
France	12.2%	11.8%	12.1%
Korea	11.6%	11.5%	10.0%
Switzerland	11.5%	10.8%	10.2%
Taiwan	11.1%	10.1%	n/a
Singapore	11.0%	10.6%	n/a

(n)	Derivative Instruments

The Company has entered into various interest rate swap, collar and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the consolidated statements of comprehensive income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

(o)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2015 Share Incentive Plan (the “2015 Plan”), amended and restated from the 2007 Share Incentive Plan (the “2007 Plan”) on May 21, 2015, on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of comprehensive income as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award. Share-based compensation expense of $7,743, $7,499 and $5,694 was recorded as a part of long-term incentive compensation during 2015, 2014 and 2013, respectively, for share options and restricted share units awarded to employees under the 2015 Plan.

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

(r)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all restricted share units were converted into, common shares. During 2015, 2014 and 2013, 798,078, 244,971 and 38,130 share options were excluded, respectively from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method. During 2015, 360,248 restricted share units were excluded from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method. There was no restricted share unit excluded during 2014 and 2013. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS during 2015, 2014 and 2013 is presented as follows:

Share amounts in thousands	2015	2014	2013
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$106,887	$189,362	$182,809
Denominator:
Weighted average common shares outstanding—basic	56,953	56,719	56,317
Dilutive share options and restricted share units	140	360	545

Weighted average common shares outstanding—diluted	$57,093	$57,079	$56,862

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$1.88	$3.34	$3.25
Diluted	$1.87	$3.32	$3.21

(s)	Fair value measurements

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2015
Assets
Interest rate swaps, collars and caps	$—	$814	$—

Total	$—	$814	$—

Liabilities
Interest rate swaps, collars and caps	$—	$3,412	$—

Total	$—	$3,412	$—

December 31, 2014
Assets
Interest rate swaps, collars and caps	$—	$1,568	$—

Total	$—	$1,568	$—

Liabilities
Interest rate swaps, collars and caps	$—	$2,219	$—

Total	$—	$2,219	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2015 and 2014:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Years Ended December 31, 2015 and 2014
	(Level 1)	(Level 2)	(Level 3)	Total Impairments(2)
December 31, 2015
Assets
Containers held for sale(1)	$—	$32,153	$—	$32,680

Total	$—	$32,153	$—	$32,680

December 31, 2014
Assets
Containers held for sale(1)	$—	$10,606	$—	$11,457

Total	$—	$10,606	$—	$11,457

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

(1)	Represents the carrying value of containers included in containers held for sale in the consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.
(2)	Included in container impairment in the accompanying consolidated statements of income.

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

The Company measures the fair value of its $1,849,385 notional amount of interest rate swaps, collars and caps under a Level 2 input. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had net fair value asset and liability of $814 and $3,412, respectively, as of December 31, 2015 and a fair value asset and liability of $1,568 and $2,219, respectively, as of December 31, 2014. The credit valuation adjustment was determined to be $97 and $102 (both of which were additions to the net liabilities) as of December 31, 2015 and 2014, respectively. The change in fair value during 2015, 2014 and 2013 of ($1,947), $1,512 and $8,656, respectively, was recorded in the consolidated statements of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At December 31, 2015 and 2014, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $317,602 and $354,443 at December 31, 2015 and 2014, respectively, compared to book values of $331,134 and $369,005 at December 31, 2015 and 2014, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $3,016,301 and $2,998,220 at December 31, 2015 and 2014, respectively, compared to book values of $3,023,548 and $2,995,977 at December 31, 2015 and 2014, respectively.

(t)	Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios and dispositions of used equipment. The topic was amended in August 2015 to defer the effective date to interim and annual periods beginning after December 15, 2017, with early application permitted only as of annual reporting periods

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not expect the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30) (“ASU 2015-03”). This amendment intends to simplify the presentation of debt issuance costs and more closely align the presentation of debt issuance costs under U.S. GAAP with the presentation under comparable International Financial Reporting Standards. The cost of issuing debt will no longer be recorded as a separate asset, except when incurred before receipt of the funding from the associated debt liability. Debt issuance costs will be presented as a direct deduction from the carrying value of the associated debt, consistent with the existing presentation of a debt discount. Before the FASB issued this simplification, debt issuance costs were capitalized as an asset (i.e., prepaid expenses and other current assets and other assets). The costs will continue to be amortized to interest expense using the effective interest method. In August 2015, the FASB issued Accounting Standards Update No. 2015-15 (“ASU 2015-15”) to clarify the exclusion of line-of-credit arrangements from scope of ASU 2015-03. Debt issuance costs related to line-of-credit arrangements can be deferred and presented as an asset that is subsequently amortized over the time of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03, which is required to be applied retrospectively, is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this amendment will result in a reclassification of debt issuance costs associated with the Company’s long-term debt from prepaid expenses and other current assets and other assets to short-term and long-term debt in the Company’s condensed consolidated balance sheets.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740) (“ASU 2015-17”). This amendment intends to simplify the presentation of deferred income taxes under U.S. GAAP with the presentation under comparable International Financial Reporting Standards. The deferred income tax liabilities and assets, with any related valuation allowance, will be offset and presented as a single noncurrent amount in a classified statement of financial position. An entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity or to different tax jurisdictions. ASU 2015-17, with early application permitted and may be applied either prospectively or retrospectively to all periods presented, is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The adoption of this amendment will result in a reclassification of the Company’s deferred taxes assets to be presented net against the deferred taxes liabilities in the Company’s condensed consolidated balance sheets.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) (“ASU 2016-01”). This amendment intends to improve the recognition and measurement of financial instruments under U.S. GAAP. The exit price notion will be used to measure the fair value of the financial instruments of public business entities that are required to disclose the fair value of financial instruments measured at amortized cost on their balance sheets. This amendment also requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompany notes to the financial statements. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-01 is not permitted. The Company is evaluating the potential impact of the adoption of ASU 2016-01 on its consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 will replace all current U.S. GAAP guidance on this topic. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing U.S. GAAP for sales-type leases, direct financing leases and operating leases and lessors should be precluded from recognizing selling profit and revenue at lease commencement for a lease that does not transfer control of the underlying asset to the lessees. A dual approach is to be applied for lessee accounting with lease classification determined in accordance with the principles in existing lease requirements. A lessee would account for most existing capital leases as finance leases, recognizing amortization of the right-of-use asset separately from interest on the lease liability, and most existing operating leases as operating leases, recognizing a single total lease expense. Both finance leases and operating leases result in the lessee recognizing a right-of-use asset and a lease liability on balance sheet, with an exception for leases that commence at or near the end of the underlying asset’s economic life. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and with early application permitted. The Company is evaluating the potential impact of the adoption of ASU 2016-02 on its consolidated financial statements.

(2) Insurance Receivable and Impairment

In August 2015, one of the Company’s customers became insolvent and containers on operating and direct financing leases to the customer were deemed unlikely recoverable. The Company maintains insurance to cover the value of containers that are unlikely recoverable from its customers, the cost to recover containers and up to 180 days of lost lease rental income. Accordingly, during the year ended 2015, an impairment was recorded to write off containers, net and net investment in direct financing and sales-type leases with book values of $8,815 and $2,903, respectively, and an insurance receivable of $11,435 was recorded for $8,796 of estimated proceeds for containers unlikely recoverable, $1,685 of recovery costs recorded as a reduction to direct container expense and $955 of lost lease rental income recorded as reduction to container impairment. The impairment net of estimated insurance proceeds of $1,968 was recorded in container impairment in the condensed consolidated statements of comprehensive income for the year ended 2015. In addition, bad debt expense of $2,574 was recorded in the condensed consolidated statements of comprehensive income for the year ended 2015 to fully reserve for the customer’s outstanding accounts receivable.

(3) Bankruptcy Settlement

In July 2014, the Company reached a settlement for outstanding claims it had in bankruptcy proceedings with one of its Korean lessees for amounts past due on billings to that lessee. The Company had previously reserved for all outstanding billings from this customer. The settlement amount was paid for in the stock of and a note payable from the newly organized, post-bankruptcy lessee. The Company negotiated the sale of its rights to the stock and note payable for cash, which was completed on August 21, 2014 for $9,926, $7,855 of which was be attributable to the Company’s owned fleet. Accordingly, a bad debt recovery of $4,958 was recognized for billings included in the Company’s allowance for doubtful accounts and lease rental income of $2,620 and gain on sale of containers, net of $277 were recognized for billings that were not previously recognized by the Company during 2014.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

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

Management fees, including acquisition fees and sales commissions during 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Fees from affiliated Owner	$3,542	$4,000	$4,410
Fees from unaffiliated Owners	10,252	11,289	13,447

Fees from Owners	13,794	15,289	17,857
Other fees	1,816	2,119	2,064

Total management fees	$15,610	$17,408	$19,921

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at December 31, 2015 and 2014 consisted of the following:

	2015	2014
Affiliated Owner	$1,881	$897
Unaffiliated Owners	9,925	10,106

Total due to Owners, net	$11,806	$11,003

(6) Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 165,255 and 174,271 containers under direct financing and sales-type leases as of December 31, 2015 and 2014, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment as of December 31, 2015 and 2014 were as follows:

	2015	2014
Future minimum lease payments receivable	$372,644	$422,451
Residual value of containers	7,460	8,650
Less unearned income	(48,970)	(62,096)

Net investment in direct financing and sales-type leases	$331,134	$369,005

Amounts due within one year	$87,706	$89,003
Amounts due beyond one year	243,428	280,002

Net investment in direct financing and sales-type leases	$331,134	$369,005

The carrying value of TW’s net investment in direct financing and sales-type leases was $181,870 and $160,182 at December 31, 2015 and 2014, respectively.

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

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of December 31, 2015, the aging would be as follows:

1-30 days past due	$133,891
31-60 days past due	5,621
61-90 days past due	—
Greater than 90 days past due	6,800

Total past due	146,312
Current	226,332

Total future minimum lease payments	$372,644

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the years ended December 31, 2015 and 2014 are as follows:

Balance as of December 31, 2013	$613
Additions charged to expense	530
Write-offs	—

Balance as of December 31, 2014	1,143
Additions charged to expense	2,745
Write-offs	(5)

Balance as of December 31, 2015	$3,883

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2015:

Year ending December 31:
2016	$106,813
2017	106,142
2018	56,651
2019	38,318
2020 and thereafter	64,720

Total future minimum lease payments receivable	$372,644

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $24,553, $24,136 and $21,438 during 2015, 2014 and 2013, respectively.

(7) Containers and Fixed Assets

Containers, net at December 31, 2015 and 2014 consisted of the following:

	2015	2014
Containers	$4,508,404	$4,301,173
Less accumulated depreciation	(810,393)	(671,291)

Containers, net	$3,698,011	$3,629,882

Trading containers had carrying values of $4,831 and $6,673 as of December 31, 2015 and 2014, respectively, and are not subject to depreciation. Containers held for sale had carrying values of $43,245 and $25,213 as of December 31, 2015 and 2014, respectively, and are also not subject to depreciation. All owned containers are pledged as collateral for debt as of December 31, 2015 and 2014.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

Fixed assets, net at December 31, 2015 and 2014 consisted of the following:

	2015	2014
Computer equipment and software	$8,230	$7,255
Office furniture and equipment	1,456	1,429
Automobiles	41	43
Leasehold improvements	1,772	1,797

	11,499	10,524
Less accumulated depreciation	(9,836)	(9,139)

Fixed assets, net	$1,663	$1,385

(8) Intangible Assets

The changes in the carrying amount of intangible assets during the years ended December 31, 2015, 2014 and 2013 are as follows:

Balance as of December 31, 2012	$33,383
Amortization expense	(4,226)

Balance as of December 31, 2013	29,157
Amortization expense	(4,010)
Reduction arising from the relinquishment of management rights from the purchase of containers from institutional investors	(156)

Balance as of December 31, 2014	24,991
Amortization expense	(4,741)

Balance as of December 31, 2015	$20,250

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2015:

Year ending December 31:
2016	$5,507
2017	5,422
2018	4,673
2019	3,179
2020 and thereafter	1,469

Total future amortization of intangible assets	$20,250

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

(9) Accrued Expenses

Accrued expenses at December 31, 2015 and 2014 consisted of the following:

	2015	2014
Accrued compensation	$1,608	$4,462
Direct container expense	1,040	2,077
Interest payable	2,844	3,964
Other	1,324	1,432

Total accrued expenses	$6,816	$11,935

(10) Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense (benefit) for 2015, 2014 and 2013 consisted of the following:

	2015	2014	2013
Current
Bermuda	$—	$—	$—
Foreign	3,648	(17,251)	8,571

	3,648	(17,251)	8,571

Deferred
Bermuda	—	—	—
Foreign	3,047	(817)	(1,740)

	3,047	(817)	(1,740)

	$6,695	$(18,068)	$6,831

The components of income before income taxes and noncontrolling interest were as follows:

	2015	2014	2013
Bermuda sources	$—	$—	$—
Foreign sources	119,158	176,986	196,205

	$119,158	$176,986	$196,205

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of comprehensive income is as follows:

	2015	2014	2013
Bermuda tax rate	0.00%	0.00%	0.00%
Foreign tax rate	3.65%	1.53%	0.92%
Tax uncertainties	1.97%	-11.74%	2.56%

	5.62%	-10.21%	3.48%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

The tax effects of temporary differences that give rise to significant portions of the current and non-current deferred tax assets and deferred tax liabilities at December 31, 2015 and 2014 are presented below:

	2015	2014
Current deferred tax assets
Other	$1,203	$2,100

Current deferred tax assets	1,203	2,100

Non-current deferred tax assets
Net operating loss carryforwards	21,595	18,128
Other	1,384	1,833

	22,979	19,961
Valuation allowance (net operating loss)	(678)	—

Non-current deferred tax assets, net	22,301	19,961

Non-current deferred tax liabilities
Containers, net	31,816	24,910
Other	905	726

Non-current deferred tax liabilities	32,721	25,636

Net deferred tax liability	$9,217	$3,575

In assessing the extent to which deferred tax assets are realizable, the Company’s management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company’s management considers the projected future reversal of taxable temporary items for making this assessment. Based upon the projections for the reversal of taxable temporary items over the periods in which the deferred tax assets are deductible, the Company’s management believes it is more likely than not the Company will not realize a portion of the benefits of these deductible differences, thus a valuation allowance has been provided.

The Company has net operating loss carry-forwards of $76,734 that will begin to expire from December 31, 2018 through December 31, 2035 if not utilized. The Company expects to utilize the net operating loss carry-forwards prior to their expiration, net of the valuation allowance.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2015, cumulative earnings of approximately $34,585 would be subject to income taxes of approximately $10,376 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, State of New Jersey, State of Texas, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. The Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2011, except for its United Kingdom tax returns which are no longer subject to examinations for years before 2009.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

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

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2015 and 2014 are as follows:

Balance at December 31, 2013	$29,683
Increases related to prior year tax positions	—
Decreases related to prior year tax positions	(15,139)
Increases related to current year tax positions	2,383
Settlements	(6,644)
Lapse of statute of limitations	(484)

Balance at December 31, 2014	9,799
Increases related to prior year tax positions	36
Decreases related to prior year tax positions	—
Increases related to current year tax positions	2,798
Settlements	—
Lapse of statute of limitations	(568)

Balance at December 31, 2015	$12,065

If the unrecognized tax benefits of $12,065 at December 31, 2015 were recognized, tax benefits in the amount of $11,894 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2015 will decrease by $776 in the next twelve months due to expiration of the statute of limitations, of which $713 would reduce our annual effective tax rate.

Interest and penalty expense (benefit) recorded during 2015, 2014 and 2013 amounted to $70, ($729) and $376, respectively. Total accrued interest and penalties as of December 31, 2015 and 2014 were $645 and $575, respectively, and were included in non-current income taxes payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

(11) Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2015 and 2014:

	2015	2014
Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable
TMCL II Secured Debt Facility, weighted average variable interest at 2.03% and 1.86% at December 31, 2015 and 2014, respectively	$892,100	$852,100
TMCL IV Secured Debt Facility, weighted average variable interest at 2.35% and 2.42% at December 31, 2015 and 2014, respectively	177,400	165,000
TL Revolving Credit Facility, weighted average variable interest at 1.67% and 1.73% at December 31, 2015 and 2014, respectively	574,000	684,500
TL Revolving Credit Facility II, weighted average variable interest at 1.57% at December 31, 2015	160,000	—
TW Revolving Credit Facility, weighted average variable interest at 2.24% and 2.16% at December 31, 2015 and 2014, respectively	156,020	134,290
TAP Funding Revolving Credit Facility, weighted average variable interest at 2.08% and 1.91% at December 31, 2015 and 2014, respectively	129,500	126,000
TL Term Loan, weighted average variable interest rate at 2.11% and 1.76% at December 31, 2015 and 2014, respectively	436,100	475,700
2013-1 Bonds, fixed interest at 3.90%	232,271	262,109
2014-1 Bonds, fixed interest at 3.27%	266,157	296,278

Total debt obligations	$3,023,548	$2,995,977

Amount due within one year	$91,590	$91,559

Amounts due beyond one year	$2,931,958	$2,904,418

Secured Debt Facilities

TMCL II—In May 2012, TMCL II entered into a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, was LIBOR plus 1.95% during the revolving period prior to its Conversion Date (May 7, 2015). The TMCL II Secured Debt Facility would partially amortize over a five year period and then mature if it was not renewed by its Conversion Date. There was also a commitment fee of 0.50% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which was payable in arrears.

On September 15, 2014, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to September 15, 2017 and lowered the interest rate to one-month LIBOR plus 1.70%, payable in arrears, during the revolving period prior to the Conversion Date. If the TMCL II Secured Debt Facility is not renewed by the conversion Date, it will partially amortize over a four-year period and then mature. The amendment also lowered the commitment fee to 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. The amendment also replaced the borrowing capacity of one of the TMCL II Secured Debt Facility lenders with the commitment allocated to five existing lenders and, accordingly, the Company wrote-off $390 of unamortized debt issuance costs in September 2014.

TMCL IV—In August 2013, TMCL IV entered into a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. Prior to its amendment on February 4, 2015, the interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, was LIBOR plus 2.25% from its inception until its Conversion Date (August 5, 2015). There was also a commitment fee, which was payable monthly in arrears, of 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Debt Facility were less than 50% of the total commitment and a designated bank’s commitment was more than $150,000; otherwise, the commitment fee was 0.50%.

On February 4, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which extended the Conversion Date to February 2, 2018, lowered the interest rate to LIBOR plus 1.95%, payable monthly in arrears, during the revolving period prior to the Conversion Date. The amendment also lowered the commitment fee, which is payable monthly in arrears, to 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Debt Facility are less than 50% of the total commitment; otherwise, the commitment fee is 0.40%. The amendment also replaced the borrowing capacity of one of the TMCL IV Secured Debt Facility lenders with the commitment allocated to two new lenders and, accordingly, the Company wrote-off $298 of unamortized debt issuance costs in February 2015.

On December 22, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which lowered the requirement of certain containers sales proceeds ratio from 100% to 90%.

Under the terms of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL II and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures. The total obligations under the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility are secured by a pledge of TMCL II and TMCL IV’s assets, respectively. As of December 31, 2015, TMCL II and TMCL IV’s total assets amounted to $1,179,678 and $280,569, respectively.

Revolving Credit Facilities

TL—TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”) with an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility). Prior to its amendment on June 19, 2015, the TL Revolving Credit Facility provided for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings were due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varied based on TGH’s leverage. Interest payments on U.S. prime rate loan and LIBOR loan are payable in arrears on the last day of each calendar month and on

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

the last day of each interest period, respectively. There was also a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varied based on the leverage of TGH and is payable quarterly in arrears.

On June 19, 2015, TL entered into an amendment of the TL Revolving Credit Facility, which extended the maturity date to June 19, 2020, lowered the interest rate to U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, and lowered the commitment fee to between 0.175% and 0.275%. The spread and commitment fee vary based on the leverage of TGH. The amendment also replaced the borrowing capacity of one of the TL Revolving Credit Facility lenders with the commitment allocated to 13 existing lenders and, accordingly, the Company wrote-off $160 of unamortized debt issuance costs in June 2015.

On July 23, 2015, TL entered into a five-year revolving credit facility (the “TL Revolving Credit Facility II”) with a group of financial institutions and an aggregate commitment amount of up to $190,000. The TL Revolving Credit Facility II provides for payments of interest only during its term beginning on its inception date through July 23, 2020, when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility II is based either on the base rate or LIBOR plus a spread between 0.80% and 1.65%, which varies based on TGH’s leverage. Interest payments on LIBOR loan and base rate loan are payable in arrears on the last day of each interest period, not to exceed three months, and on the last day of each calendar month, respectively. There is a commitment fee of 0.20% to 0.30% on the unused portion of the TL Revolving Credit Facility II, which varies based on the leverage of TGH and is payable quarterly in arrears.

The TL Revolving Credit Facility and the TL Revolving Credit Facility II are each secured by segregated pools of TL’s containers and under the terms of both facilities, the total outstanding principal may not exceed the lesser of the commitment amount and an amount determined by a formula based on the Company’s net book value of containers and outstanding debt. TGH acts as an unconditional guarantor of the TL Revolving Credit Facility and the TL Revolving Credit Facility II. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of December 31, 2015 and 2014.

TW—TW has a credit agreement, dated as of October 1, 2012, with WFB as the lender, that provided for a revolving credit facility with an aggregate commitment amount of up to $250,000 (the “TW Revolving Credit Facility”) prior to its amendments during 2014 and 2015. The TW Revolving Credit Facility provided for payments of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility was based on one-month LIBOR plus 2.375%. There was a commitment fee of 0.50% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears.

On August 4, 2014, the TW Revolving Credit Facility was amended and its revolving term was extended to September 19, 2014. On September 19, 2014, the TW Revolving Credit Facility was amended again and its revolving term was extended to September 18, 2016 and its interest rate was lowered to one-month LIBOR plus 2.0%. On April 1, 2015, the TW Revolving Credit Facility was amended to increase the aggregate commitment amount to $300,000 and increased the advance rate for eligible finance lease containers to 90%. There is a commitment fee of 0.50% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, September 18, 2026.

The TW Revolving Credit Facility is secured by a pledge of TW’s total assets and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

amount or the borrowing base, a formula based on TW’s net book value of containers, restricted cash and direct financing leases. TW’s total assets amounted to $194,772 as of December 31, 2015.

TAP Funding—TAP Funding has a credit agreement, dated as of April 26, 2013, that provided for a revolving credit facility with an aggregate commitment amount of up to $170,000 (the “TAP Funding Revolving Credit Facility”) prior to its amendment on December 23, 2014. The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, was one-month LIBOR plus 2.0% beginning on its inception date, as amended, through its maturity date, April 26, 2016. There was a commitment fee of 0.65% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which was payable monthly in arrears. TAP Funding was required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeded TAP Funding’s borrowing base. The aggregate loan principal balance was due on the maturity date, April 26, 2016.

On December 23, 2014, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the aggregate commitment amount to $150,000, extended the maturity date to December 23, 2018 and lowered the interest rate to one-month LIBOR plus 1.75%, payable monthly in arrears. The amendment also lowered the commitment fee to 0.55% (if the aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if the aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. TAP Funding’s total assets amounted to $203,552 as of December 31, 2015.

Term Loan

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, scheduled principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal of 1.58% of the initial principal balance and one final installment payable on the Maturity Date (April 30, 2019). Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. The Company used proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred all of its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and TMCL IV.

The TL Term Loan is secured by a segregated pool of the Company’s containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the outstanding debt and a formula based on the Company’s net book value of containers. TGH acts as an unconditional guarantor of the TL Term Loan.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

Bonds Payable

TMCL—In 2005, TMCL issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds were fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Under the terms of the 2005-1 Bonds, both principal and interest incurred were payable monthly. TMCL was permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal was insured and the cost of this insurance coverage, which was equal to 0.275% of the outstanding principal balance of the 2005-1 Bonds, was recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equaled one-month LIBOR plus 0.25%. The target final payment date and legal final payment date were May 15, 2015 and May 15, 2020, respectively. On May 15, 2014, the unpaid principal amount of $55,792 was fully repaid by proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash.

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

TMCL III— In September 2013, TMCL III issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at December 31, 2014 and under the 10-year amortization schedule, $30,090

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The target final payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively.

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

Under the terms of the 2013-1 Bonds and the 2014-1 Bonds, the total outstanding principal may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL III’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in the bond indenture. The total obligations under the 2013-1 Bonds and the 2014-1 Bonds are secured by a pledge of TMCL III’s assets. As of December 31, 2015, TMCL III’s total assets amounted to $686,014.

Restrictive Covenants

The Company’s secured debt facilities, revolving credit facilities, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants, including limitations on certain liens, indebtedness and investments. The TL Revolving Credit Facility, TL Revolving Credit Facility II and the TL Term Loan contain certain restrictive financial covenants on TGH and TL’s leverage and interest coverage. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants on TGH’s leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TMCL II, TMCL IV, TW, TAP Funding and TMCL III’s overall Asset Base minimums, respectively. The TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility also contains restrictive covenants regarding certain containers sales proceeds ratio. The TW Revolving Credit Facility also contains restrictive covenants limiting TW’s finance lease default ratio and debt service coverage ratio. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds also contains restrictive covenants regarding certain earnings ratios and the average age of the container fleets of TMCL II, TMCL IV, TAP Funding and TMCL III, respectively. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility and the 2013-1 Bonds and the 2014-1 Bonds also contain restrictive covenants on TMCL II, TMCL IV and TMCL III’s ability to incur other obligations and distribute earnings, respectively. TGH and its subsidiaries were in full compliance with these restrictive covenants at December 31, 2015.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

The following is a schedule by year, of future scheduled repayments, as of December 31, 2015:

	Years ending December 31,						Available Borrowing, as Limited by the Borrowing Base	Current and Available Borrowing
	2016	2017	2018	2019	2020 and Thereafter	Total Borrowing
TMCL II Secured Debt Facility	$—	$22,303	$89,210	$89,210	$691,377	$892,100	$9,489	$901,589
TMCL IV Secured Debt Facility	—	—	177,400	—	—	177,400	1,071	178,471
TL Revolving Credit Facility	—	—	—	—	574,000	574,000	126,000	700,000
TL Revolving Credit Facility II	—	—	—	—	160,000	160,000	—	160,000
TW Revolving Credit Facility	—	—	—	—	156,020	156,020	8,941	164,961
TAP Funding Revolving Credit Facility	—	—	129,500	—	—	129,500	20,500	150,000
TL Term Loan	31,600	31,600	31,600	341,300	—	436,100	—	436,100
2013-1 Bonds(1)	30,090	30,090	30,090	30,090	112,837	233,197	—	233,197
2014-1 Bonds(2)	30,140	30,140	30,140	30,140	145,677	266,237	—	266,237

Total	$91,830	$114,133	$487,940	$490,740	$1,839,911	$3,024,554	$166,001	$3,190,555

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $926.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $80.

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a four-year partially amortizing note payable.

Derivative Instruments

The Company has entered into interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of December 31, 2015:

Notional
Derivative instruments	amount
Interest rate cap contracts with several banks, with fixed rates between 3.12% and 3.51% per annum, nonamortizing notional amounts, with termination dates through December 31, 2016	457,000
Interest rate collar contracts with a bank which cap rates between 1.30% and 2.18% per annum, and sets floors for rates between 0.80% and 1.68% per annum, with termination dates through June 15, 2023	101,355
Interest rate swap contracts with a bank, with fixed rate of 0.65% per annum, nonamortizing notional amounts, with termination dates through August 16, 2016	45,000
Interest rate swap contracts with several banks, with fixed rates between 0.41% and 1.98% per annum, amortizing notional amounts, with termination dates through July 15, 2023	1,246,030

Total notional amount as of December 31, 2015	$1,849,385

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

The Company’s interest rate cap, collar and swap agreements had a fair value asset and fair value liability of $814 and $3,412, respectively, as of December 31, 2015 and a fair value asset and a fair value liability of $1,568 and $2,219, respectively, as of December 31, 2014, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at December 31, 2015. The Company does not have any master netting arrangements with its counterparties. The change in fair value was recorded in the consolidated statement of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

(12) Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for 2015, 2014 and 2013, reconciled to the Company’s income before income tax and noncontrolling interests as shown in its consolidated statements of comprehensive income:

2015	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$508,876	$1,590	$–	$–	$–	$510,466
Management fees from external customers	317	12,002	3,291	–	–	15,610
Inter-segment management fees	–	45,620	10,104	–	(55,724)	–
Trading container sales proceeds	–	–	12,670	–	–	12,670
Gains on sale of containers, net	3,454	–	–	–	–	3,454

Total revenue	$512,647	$59,212	$26,065	$–	$(55,724)	$542,200

Depreciation expense	$196,527	$792	$–	$–	$(5,946)	$191,373

Container impairment	$35,345	$–	$–	$–	$–	$35,345

Interest expense	$76,521	$–	$–	$–	$–	$76,521

Unrealized losses on interest rate swaps, collars and caps, net	$1,947	$–	$–	$–	$–	$1,947

Segment income before income tax and noncontrolling interests	$87,015	$26,305	$9,335	$(4,283)	$786	$119,158

Total assets	$4,369,138	$117,033	$5,210	$7,251	$(112,378)	$4,386,254

Purchases of long-lived assets	$510,269	$1,070	$–	$–	$–	$511,339

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

2014	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$502,596	$1,629	$–	$–	$–	$504,225
Management fees from external customers	345	13,656	3,407	–	–	17,408
Inter-segment management fees	–	49,032	10,206	–	(59,238)	–
Trading container sales proceeds	–	–	27,989	–	–	27,989
Gains on sale of containers, net	13,469	–	–	–	–	13,469

Total revenue	$516,410	$64,317	$41,602	$–	$(59,238)	$563,091

Depreciation expense	$167,928	$912	$–	$–	$(5,352)	$163,488

Container impairment	$13,108	$–	$–	$–	$–	$13,108

Interest expense	$85,931	$–	$–	$–	$–	$85,931

Unrealized gains on interest rate swaps, collars and caps, net	$1,512	$–	$–	$–	$–	$1,512

Segment income before income tax and noncontrolling interests	$143,618	$30,298	$10,249	$(3,291)	$(3,888)	$176,986

Total assets	$4,329,318	$116,415	$8,190	$5,096	$(100,042)	$4,358,977

Purchases of long-lived assets	$858,293	$662	$–	$–	$–	$858,955

2013	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$467,647	$1,085	$–	$–	$–	$468,732
Management fees from external customers	375	15,904	3,642	–	–	19,921
Inter-segment management fees	–	45,016	10,369	–	(55,385)	–
Trading container sales proceeds	–	–	12,980	–	–	12,980
Gains on sale of containers, net	27,340	–	–	–	–	27,340

Total revenue	$495,362	$62,005	$26,991	$–	$(55,385)	$528,973

Depreciation expense	$143,898	$877	$–	$–	$(4,692)	$140,083

Container impairment	$8,891	$–	$–	$–	$–	$8,891

Interest expense	$85,174	$–	$–	$–	$–	$85,174

Unrealized gains on interest rate swaps, collars and caps, net	$8,656	$–	$–	$–	$–	$8,656

Segment income before income tax and noncontrolling interests	$160,145	$33,011	$10,740	$(3,841)	$(3,850)	$196,205

Total assets	$3,861,688	$108,227	$14,211	$3,012	$(78,155)	$3,908,983

Purchases of long-lived assets	$699,638	$891	$–	$–	$–	$700,529

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

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

The Company has entered into several operating leases for office space. Rent expense amounted to $1,614, $1,557 and $1,350 during 2015, 2014 and 2013, respectively.

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2015 were as follows:

Operating leasing
Year ending December 31:
2016	$1,547
2017	1,771
2018	1,821
2019	1,873
2020 and thereafter	14,923

Total	$21,935

(b)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Revolving Credit Facility, TAP Funding Revolving Credit Facility, 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds, 2013-1 Bonds and 2014-1 Bonds. The total balance of these restricted cash accounts was $33,917 and $60,310 as of December 31, 2015 and 2014, respectively.

(c)	Container Commitments

At December 31, 2015, the Company had placed orders with manufacturers for containers to be delivered subsequent to December 31, 2015 in the total amount of $59,181.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

(14) Share Option and Restricted Share Unit Plans

As of December 31, 2014, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. On May 21, 2015, TGH’s board of directors approved an amendment and restatement of the 2007 Plan as the 2015 Plan at the annual meeting of shareholders. The amendment and restatement of the 2007 Plan increased the maximum number of shares available for future issuance by 2,000,000 shares and extended the term of such plan for ten years from the date of the annual meeting of shareholders. At December 31, 2015, 1,865,942 shares were available for future issuance under the 2015 Plan.

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

The following is a summary of activity in the Company’s 2015 Plan for the years ended December 31, 2015, 2014, and 2013:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2012	965,928	$21.87
Options granted during the period	213,907	$38.36
Options exercised during the period	(207,191)	$17.46
Options forfeited during the period	(29,262)	$26.63

Balances, December 31, 2013	943,382	$26.43
Options granted during the period	225,865	$34.14
Options exercised during the period	(131,076)	$19.07
Options expired during the period	(54,976)	$17.06
Options forfeited during the period	(22,164)	$32.91

Balances, December 31, 2014	961,031	$29.63
Options granted during the period	257,428	$14.20
Options exercised during the period	(32,495)	$11.90
Options expired during the period	(6,532)	$30.99
Options forfeited during the period	(20,086)	$33.70

Balances, December 31, 2015	1,159,346	$26.62

Options exercisable at December 31, 2015	561,736	$27.85

Options vested and expected to vest at December 31, 2015	1,117,151	$26.75

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2012	1,011,406	$19.13
Share units granted during the period	223,492	$33.84
Share units vested during the period	(488,860)	$16.16
Share units forfeited during the period	(42,135)	$19.91

Balances, December 31, 2013	703,903	$24.57
Share units granted during the period	235,162	$29.85
Share units vested during the period	(281,438)	$21.05
Share units forfeited during the period	(24,409)	$27.39

Balances, December 31, 2014	633,218	$27.99
Share units granted during the period	277,336	$13.01
Share units vested during the period	(272,945)	$26.00
Share units forfeited during the period	(20,086)	$30.31

Balances, December 31, 2015	617,523	$21.70

Share units outstanding and expected to vest at December 31, 2015	575,013	$21.10

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

The estimated weighted average grant date fair value of share options granted during 2015, 2014 and 2013 was $3.16, $10.67 and $13.19 per share, respectively. As of December 31, 2015, $14,578 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 3.0 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $14.11 per share as of December 31, 2015 was $117. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2015. The aggregate intrinsic value of all options exercised during 2015, 2014 and 2013, based on the closing share price on the date each option was exercised was $325, $2,347 and $4,716, respectively.

The following table summarizes information about share options exercisable and outstanding at December 31, 2015:

	Share options exercisable		Share options outstanding
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Range of per-share exercise prices:
$7.10	16,757	$7.10	16,757	$7.10
$14.17	256,928	$14.17	—	$14.17
$16.50 - $16.97	105,052	$16.73	105,052	$16.73
$27.68	500	$27.68	—	$27.68
$28.05 - $28.54	356,370	$28.26	279,070	$28.26
$31.34	10,000	$31.34	7,500	$31.34
$34.14	218,178	$34.14	54,990	$34.14
$38.36	195,561	$38.36	98,367	$38.36

	1,159,346	$26.62	561,736	$27.85

The weighted average contractual life of options exercisable and outstanding as of December 31, 2015 was 5.6 years and 7.1 years, respectively.

The fair value of each share option granted under the 2015 Plan was estimated on the date of grant using the Black-Scholes option pricing model for the years ended December 31, 2015, 2014 and 2013 with the following assumptions:

	2015	2014	2013
Risk-free interest rates	1.8%	1.6%	1.3%
Expected terms (in years)	5.2	5.0	5.0
Expected common share price volatilities	44.5%	54.7%	58.2%
Expected dividends	6.8%	5.5%	4.9%
Expected forfeitures	4.0%	3.4%	3.4%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the share option life. The expected term is calculated based on historical exercises. The expected common share price volatility for the 2015 Plan is based on the historical

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2015, 2014, and 2013

(All currency expressed in U.S. dollars in thousands, except per share amounts)

volatility of publicly traded companies within the Company’s industry. The dividend yield reflects the estimated future yield on the date of grant. The Company only recognizes expense for share-based awards that are ultimately expected to vest. The forfeiture rate is based on the Company’s estimate of share options that are expected to cancel prior to vesting.

(15) Subsequent Events

Derivative Instruments

During January 2016, the Company entered into an interest rate swap contract with a bank, with a fixed rate of 0.92% per annum, an amortizing notional amount with initial notional amount of $28,000 and a term from February 15, 2016 to February 15, 2019.

Dividend

On February 9, 2016, the Company’s board of directors approved and declared a quarterly cash dividend of $0.24 per share on the Company’s issued and outstanding common shares, payable on March 2, 2016 to shareholders of record as of February 22, 2016.

Board of Directors

During February 2016, James E. Hoelter, who is currently a Class I director of our Company and has been a member of the Company’s board of directors since May 1993, informed us that he does not intend to stand for re-election as a director in May 2016.

Neil I. Jowell and Cecil Jowell are currently Class III directors of our Company and it is currently anticipated that they will resign from the Company’s board of directors at the end of the May 2016 board of directors’ meeting. Both Neil Jowell and Cecil Jowell’s terms on the Company’s board of directors are scheduled to expire upon the 2017 Textainer Annual Meeting of Shareholders. The Company expects that the remaining members of its board of directors will select and approve individuals to fill the vacancies caused by the retirements of Neil I. Jowell and Cecil Jowell and such individuals may serve until the scheduled expiration in 2017.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

Parent Company Information

Years Ended December 31, 2015, 2014 and 2013

(All currency expressed in United States dollars in thousands)

	2015		2014		2013
Operating expenses:
General and administrative expense		$2,966		$3,755		$3,353
Long-term incentive compensation expense		432		425		499

Total operating expenses		3,398		4,180		3,852

Loss from operations		(3,398)		(4,180)		(3,852)

Other income:
Equity in net income of subsidiaries		115,861		199,232		193,222
Interest income		—		2		4

Net other income		115,861		199,234		193,226

Income before income tax		112,463		195,054		189,374
Income tax expense		—		—		—

Net income		112,463		195,054		189,374
Less: Net income attributable to the noncontrolling interests	(5,576)		(5,692)		(6,565)

Net income attributable to Textainer Group Holdings Limited common shareholders	$106,887		$189,362		$182,809

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.88		$3.34		$3.25
Diluted	$1.87		$3.32		$3.21
Weighted average shares outstanding (in thousands):
Basic	56,953		56,719		56,317
Diluted	57,093		57,079		56,862
Other comprehensive income:
Foreign currency translation adjustments		(240)		(112)		(45)

Comprehensive income		112,223		194,942		189,329
Comprehensive income attributable to the noncontrolling interest		(5,576)		(5,692)		(6,565)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$106,647		$189,250		$182,764

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2015 and 2014

(All currency expressed in United States dollars in thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$5,209	$2,743
Prepaid expenses	188	204
Due (to) from affiliates, net	(175)	410

Total current assets	5,222	3,357
Investments in subsidiaries	1,198,560	1,189,841

Total assets	$1,203,782	$1,193,198

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$1,107	$653

Total current liabilities	1,107	653

Shareholders’ equity:
Common shares	572	565
Additional paid-in capital	385,020	378,316
Treasury shares	(9,149)	—
Accumulated other comprehensive income	(283)	(43)
Retained earnings	826,515	813,707

Total shareholders’ equity	1,202,675	1,192,545

Total liabilities and shareholders’ equity	$1,203,782	$1,193,198

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2015, 2014 and 2013

(All currency expressed in United States dollars in thousands)

	2015	2014	2013
Cash flows from operating activities:
Net income attributable to Textainer Group Holdings Limited common shareholders	$112,463	$195,054	$189,374

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiaries	(115,861)	(199,232)	(193,222)
Dividends received from subsidiaries	100,000	99,500	98,000
Share-based compensation	7,743	7,499	5,694
Decrease (increase) in:
Prepaid expenses	16	(4)	52
Increase (decrease) in:
Accrued expenses	454	(71)	335

Total adjustments	(7,648)	(92,308)	(89,141)

Net cash provided by operating activities	104,815	102,746	100,233

Cash flows from investing activities:
Increase in investments in subsidiaries, net	233	112	46

Net cash provided by investing activities	233	112	46

Cash flows from financing activities:
Purchase of treasury shares	(9,149)	—	—
Issuance of common shares upon exercise of share options	301	2,497	3,617
Issuance of common shares in public offering	—	—	—
Dividends paid	(94,079)	(106,648)	(104,199)
Due from affiliates, net	585	2,892	(2,451)

Net cash used in financing activities	(102,342)	(101,259)	(103,033)

Effect of exchange rate changes	(240)	(112)	(45)

Net increase (decrease) in cash and cash equivalents	2,466	1,487	(2,799)

Cash and cash equivalents, beginning of the year	2,743	1,256	4,055

Cash and cash equivalents, end of the year	$5,209	$2,743	$1,256

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2015, 2014 and 2013

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Year	Additions Charged to Expense (Recovery)	Deductions	Balance at End of Year
December 31, 2013
Accounts receivable, allowance for doubtful accounts	$8,025	$8,084	$(1,218)	$14,891
December 31, 2014
Accounts receivable, allowance for doubtful accounts	$14,891	$(474)	$(2,278)	$12,139
December 31, 2015
Accounts receivable, allowance for doubtful accounts	$12,139	$5,028	$(3,114)	$14,053

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document

1.1	Memorandum of Association of Textainer Group Holdings Limited (1)

1.2	Bye-laws of Textainer Group Holdings Limited (2)

2.1	Form of Common Share Certificate (3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”) (4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (5)

4.3†	Second Amendment to the Office Lease, dated as of April 23, 2015, by and between Columbia REIT – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited

4.4*	Employment Agreement, dated as of October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer (6)

4.5*	Employment Agreement, dated October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen (7)

4.6*	Employment Agreement, dated January 10, 2012 by and between Textainer Equipment Management (U.S.) Limited and Hilliard C. Terry, III (8)

4.7*†	2015 Share Incentive Plan (as amended and restated effective May 21, 2015)

4.8*	2008 Bonus Plan (9)

4.9*	Form of Indemnification Agreement (10)

4.10	Amended and Restated Indenture, dated September 15, 2014, by and between Textainer Marine Containers Limited II, as issuer and Wells Fargo Bank, National Association, as indenture trustee (“TMCL II Indenture”) (11)

4.11	Amended and Restated Textainer Marine Containers Limited II Series 2012-1Supplement, dated September 15, 2014 to the TMCL II Indenture (12)

4.12	Credit Agreement, dated September 24, 2012, by and among, Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto (“TL Credit Agreement”) (13)

4.13	Amendment Number 1, dated as of July 25, 2013 to the TL Credit Agreement (14)

4.14	Amendment Number 2, dated April 30, 2014 to the TL Credit Agreement (15)

4.15†	Amendment Number 3, dated June 19, 2015 to the TL Credit Agreement

4.16	Term Loan Agreement, dated April 30, 2014 among Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor and Union Bank, as administrative agent (16)

4.17**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited (17)

4.18	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited (18)

4.19**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended (19)

Exhibit Number	Description of Document

4.19	Credit Agreement, dated August 5, 2011, by and among TW Container Leasing, Ltd., as Borrower, the Lenders from time to time party thereto and Wells Fargo Securities LLC, as Administrative Agent (“TWCL Credit Agreement”) (20)

4.21	Amendment No. 1, dated March 26, 2012 to the TWCL Credit Agreement (21)

4.22	Amendment No. 2, dated October 1, 2012 to the TWCL Credit Agreement (22)

4.23	Amendment No. 3, dated December 12, 2012 to the TWCL Credit Agreement (23)

4.24	Amendment No. 4, dated May 16, 2013 to the TWCL Credit Agreement (24)

4.25	Amendment No. 5, dated May 22, 2014 to the TWCL Credit Agreement (25)

4.26	Amendment No. 6, dated August 4, 2015 to the TWCL Credit Agreement (26)

4.27	Amendment No. 7, dated September 17, 2014 to the TWCL Credit Agreement (27)

4.28†	Amendment No. 8, dated March 18, 2015 to the TWCL Credit Agreement

4.29	Members Agreement, dated August 5, 2011 of the members of TW Container Leasing, Ltd, and Supplement Number 1 to the Members Agreement, dated August 5, 2011 (28)

4.30	Equipment Management Services Agreement, dated August 5, 2011, between Textainer Equipment Management Limited and TW Container Leasing, Ltd. (29)

4.31	Share Purchase Agreement, dated June 29, 2011 between TCG Fund I, L.P. and Textainer Limited (30)

4.32	Contribution and Distribution Agreement, dated June 30, 2011 among TCG Fund I, L.P., Textainer Limited and Textainer Marine Containers Limited (31)

4.33	Credit Agreement, dated April 26, 2013, among TAP Funding Ltd., the lenders from time to time party thereto and ABN Amro Capital USA LLC as administrative agent (“TAP Funding Credit Agreement”) (32)

4.34	Amendment Number 1 to TAP Funding Credit Agreement, dated December 23, 2014 (33)

4.35	Second Amended and Restated Management Agreement, dated April 26, 2013, between Textainer Equipment Management Limited and TAP Funding Ltd. (34)

4.36	Share Purchase Agreement, dated December 20, 2012, between TAP Ltd. and Textainer Limited (35)

4.37	Members Agreement, dated December 20, 2012 of the members of TAP Funding Ltd. (36)

4.38	Container Purchase Agreement, dated December 20, 2012, between Textainer Group Holdings Limited and TAP Funding Ltd. (37)

4.39	Container Lease Management Agreement, dated May 31, 2013, between Textainer Limited and Trifleet Leasing (The Netherlands) B.V. (38)

4.40	Indenture, dated as of September 25, 2013, by and between Textainer Marine Containers Limited III, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “TMCLIII Indenture”) (39)

4.41	Textainer Marine Containers Limited III Series 2013-1 Supplement, dated as of September 25, 2013 to the TMCLIII Indenture (40)

4.42	Textainer Marine Containers III Series 2014-1 Supplement, dated October 30, 2014 to the TMCL III Indenture (41)

4.43	Amendment Number 1 and Supplement to TMCL III Indenture, dated October 30, 2014 (42)

Exhibit Number	Description of Document

4.44†	Amended and Restated Indenture, dated as of February 4, 2015, by and between Textainer Marine Containers Limited IV, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “TMCLIV Indenture”)

4.45†	Amended and Restated Textainer Marine Containers Limited IV Series 2013-1 Supplement, dated as of February 4, 2015 to the TMCLIV Indenture

4.46†	Amendment No. 1 to the TMCL IV 2013-1 Series Supplement, dated as of December 22, 2015

4.47†	Revolving Credit Agreement, dated as of July 23, 2015, by and between Textainer Limited, as the Borrower, Textainer Group Holdings Limited, as the Guarantor, ABN Amro Capital USA LLC, as Administrative Agent and the other Lenders party thereto

8.1†	Subsidiaries of the Registrant

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of KPMG LLP

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed herewith.
*	Indicates management contract or compensatory plan.
**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.

(6)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(7)	Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(8)	Incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(9)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(10)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(11)	Incorporated by Reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(12)	Incorporated by Reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015
(13)	Incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(14)	Incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(15)	Incorporated by Reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015
(16)	Incorporated by Reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015
(17)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(18)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(19)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(20)	Incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(21)	Incorporated by reference to Exhibit 4.32 to the Registrant’s Amended Annual Report on Form 20-F/A (File No. 001-33725) filed with the SEC on June 27, 2012.
(22)	Incorporated by reference to Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(23)	Incorporated by reference to Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(24)	Incorporated by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(25)	Incorporated by Reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(26)	Incorporated by Reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(27)	Incorporated by Reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(28)	Incorporated by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(29)	Incorporated by reference to Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(30)	Incorporated by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(31)	Incorporated by reference to Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(32)	Incorporated by reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.

(33)	Incorporated by Reference to Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(34)	Incorporated by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(35)	Incorporated by reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(36)	Incorporated by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(37)	Incorporated by reference to Exhibit 4.43 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(38)	Incorporated by reference to Exhibit 4.45 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(39)	Incorporated by reference to Exhibit 4.46 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(40)	Incorporated by reference to Exhibit 4.47 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(41)	Incorporated by Reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(42)	Incorporated by Reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.