Form 20-F
period 2017-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2018-03-14
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

57,097,220 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer ☒            Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to:  (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20′ dry freight container, thus a 20′ container is one TEU and a 40′ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20′ dry freight container, so the cost of a standard 20′ dry freight container is one CEU; the cost of a 40′ dry freight container is 1.6 CEU; the cost of a 40′ high cube dry freight container (9′6″ high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “container investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African investment holding company, listed on the JSE Limited in Johannesburg, South Africa, which, indirectly owns approximately 47.8% of our common shares (such interest, “beneficiary interest”) through its wholly-owned subsidiary.  See Item 4, “Information on the Company” for an explanation of the relationship between Trencor and us.

Dollar amounts in this Annual Report on Form 20-F are expressed in thousands, unless otherwise indicated.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Annual Report on Form 20-F, including the sections entitled Item 3, “Key Information -- Risk Factors,” and Item 5, “Operating and Financial Review and Prospects,” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Forward-looking statements include, among others, statements regarding: (i) our expectation that the favorable market conditions driven by solid trade growth, shipping lines preference to lease and minimal depot inventory to continue into 2018; (ii) our belief that the container trade grows at an even faster rate than the around 4% 2018 forecasted GDP; (iii) our expectation that new container prices to remain stable given the recent increase in steel prices and ongoing demand; (iv) our expectation that resale prices to remain high given the level of new container prices and the limited supply of containers placed on sale as a result of near full utilization; and (v) our expectation that new lease returns to remain at attractive levels assuming disciplined ordering by lessors and shipping lines .

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

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2017, 2016 and 2015 and under the heading “Balance Sheet Data” as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2014 and 2013 and under the heading “Balance Sheet Data” as of December 31, 2015, 2014 and 2013 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” have not been audited. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Years Ended December 31,
	2017	2016 (1)	2015	2014	2013
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income	$444,888	$460,427	$512,544	$506,538	$470,332
Management fees	14,994	13,420	15,610	17,408	19,921
Trading container sales proceeds	4,758	15,628	12,670	27,989	12,980
Gain on sale of containers, net	26,210	6,761	3,454	13,070	27,340
Total revenues	490,850	496,236	544,278	565,005	530,573
Operating expenses:
Direct container expense	60,321	62,596	47,342	47,446	43,062
Cost of trading containers sold	3,302	15,904	12,475	27,465	11,910
Depreciation expense	231,043	236,144	191,930	164,209	140,414
Container impairment	8,072	94,623	35,345	13,108	8,891
Amortization expense	4,092	5,053	4,741	4,010	4,226
General and administrative expense	30,697	26,311	27,645	25,778	24,922
Short-term incentive compensation expense	3,481	2,242	913	4,075	1,779
Long-term incentive compensation expense	5,499	5,987	7,040	6,639	4,961
Bad debt expense (recovery), net	477	21,166	5,028	(474)	8,084
Total operating expenses	346,984	470,026	332,459	292,256	248,249
Income from operations	143,866	26,210	211,819	272,749	282,324

	Fiscal Years Ended December 31,
	2017	2016 (1)	2015	2014	2013
	(Dollars in thousands, except per share data)
Other (expense) income:
Interest expense (2)	(117,475)	(85,215)	(76,063)	(79,117)	(84,279)
Write-off of unamortized deferred debt (2) costs and bond discounts	(7,550)	—	(458)	(6,814)	(895)
Interest income	613	408	125	119	122
Realized losses on interest rate swaps, collars and caps, net	(1,191)	(8,928)	(12,823)	(10,293)	(8,409)
Unrealized gains (losses) on interest rate swaps, collars and caps, net	4,094	6,210	(1,947)	1,512	8,656
Other, net	3	(8)	26	23	(45)
Net other expense	(121,506)	(87,533)	(91,140)	(94,570)	(84,850)
Income (loss) before income tax and noncontrolling interest	22,360	(61,323)	120,679	178,179	197,474
Income tax benefit (expense)	(1,618)	3,447	(6,695)	18,068	(6,831)
Net income (loss)	20,742	(57,876)	113,984	196,247	190,643
Less: Net (income) loss attributable to the noncontrolling interests	(1,377)	5,393	(5,576)	(5,692)	(6,565)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$19,365	$(52,483)	$108,408	$190,555	$184,078
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.34	$(0.93)	$1.90	$3.36	$3.27
Diluted	$0.34	$(0.93)	$1.90	$3.34	$3.24
Weighted average shares outstanding (in thousands):
Basic	56,845	56,608	56,953	56,719	56,317
Diluted	57,159	56,608	57,093	57,079	56,862
Other Financial and Operating Data (unaudited):
Cash dividends declared per common share	$—	$0.51	$1.65	$1.88	$1.85
Purchase of containers and fixed assets	$300,125	$505,528	$533,306	$818,451	$765,418
Utilization rate (3)	96.40%	94.70%	96.80%	96.10%	94.90%
Total fleet in TEU (as of the end of the period)	3,279,892	3,142,556	3,147,690	3,233,364	3,040,454
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$137,894	$84,045	$115,594	$107,067	$120,223
Containers, net	3,791,610	3,717,542	3,696,311	3,635,314	3,244,956
Net investment in direct financing and sales-type leases (current and long-term)	182,624	237,234	331,792	361,010	266,540
Total assets	4,380,342	4,294,026	4,365,312	4,334,748	3,879,193
Long-term debt (including current portion)	2,990,308	3,038,297	3,003,648	2,974,311	2,641,250
Total liabilities	3,170,060	3,109,241	3,099,427	3,084,946	2,737,455
Total Textainer Group Holdings Limited shareholders' equity	1,152,542	1,125,926	1,201,633	1,189,982	1,094,067
Noncontrolling interest	57,740	58,859	64,252	59,820	47,671

(1)

Certain previously reported information has been revised for the effect of immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and to properly account for lease concessions. See Note 2 “Immaterial Correction of Errors in Prior Periods” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

(2)	Amount for years ended 2013 to 2016 has been restated to reclassify the write-off of unamortized deferred debt costs and bond discounts out of interest expense to conform with the 2017 presentation.
(3)

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

Substantially all of our revenue derives from activities related to the leasing, managing and selling of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers, selling used containers and sourcing capital required to purchase new and used containers depends, in part, upon the continued demand to lease new and used and purchase used containers.

Demand for leased containers depends largely on the rate of growth of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. In the past economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies have resulted in a reduction in the rate of growth of world trade and demand by container shipping lines for leased containers and it is likely that any future downturns would have similar results. Thus, a decrease in world trade can and has adversely affected our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and can have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur. Other material factors affecting demand for leased containers, utilization and per diem rates include the following:

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

•	consolidation, withdrawal or insolvency of individual container shipping lines, such as the bankruptcy of Hanjin Shipping Co. in August 2016 which is discussed below;
•	import/export tariffs and restrictions;
•	customs procedures, foreign exchange controls and other governmental regulations;
•	natural disasters that are severe enough to affect local and global economies or interfere with trade, such as the 2011 earthquake and tsunami in Japan; and
•	other political and economic factors.

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

The bankruptcy of Hanjin Shipping Co. in August 2016 substantially impacted us.

On August 31, 2016 Hanjin’s filed for bankruptcy protection in South Korea. In the following months its services ceased operation. The insolvency of Hanjin severely disrupted container trade and the container shipping industry. At the time of the insolvency, containers leased to Hanjin with ownership interests attributable to Textainer represented approximately 4.8% of the total owned and managed fleet in TEU. We incurred substantial costs from the Hanjin insolvency, arising from container recovery expenses, unpaid current and future rental income from Hanjin, container repair expenses, container repositioning expenses, re-leasing expenses and the loss of unreturned containers. Additionally, many containers formerly leased to Hanjin were re-leased at substantially lower lease rates than the rates in the leases with Hanjin and other containers were disposed, often at prices below the book value for the containers. We have recovered 93% of the containers formerly leased to Hanjin, with the balance of the containers uneconomic or impossible to recover. We maintain insurance that covers certain costs and losses from customer defaults. At the time of the Hanjin default our policy provided for $80 million of coverage after a $5 million deductible was met. We have collected $50 million of our insurance claim and are working with our insurance companies to finalize the remaining payout amount up to our $80 million coverage limit However even if we receive the full amount of our insurance, it will be insufficient to cover all of our losses and disruptions related to Hanjin. At the time of its insolvency Hanjin was the 7th largest container shipping line in the world and the bankruptcy of Hanjin substantially impacted us, including as follows:

•

A material portion of the losses we reported for 2016 were attributable to Hanjin’s default and the expenses caused by the default and these expenses related to the default continued in 2017 and were not fully covered by insurance;

•

As a result of the Hanjin default, lower container lease rates and lower used container sales prices, our cash flow was substantially reduced in the second half of 2016 and the first half of 2017 and this impacted our ability to comply with financial covenants in certain debt facilities and to invest in new containers in 2016 and the first half of 2017; we obtained waivers and amendments from lenders to address these issues and subsequently refinanced the majority of our debt;

•

We established an insurance receivable in anticipation of the receipt of insurance proceeds to cover certain Hanjin related losses; however, there can be no assurance that the insurers will pay our claim in full or without dispute; additionally, our insurance is insufficient to cover all the Hanjin related losses and disruptions;

•

Customer default insurance may not be available in the future to us or may not be affordable; we have renewed our insurance twice after the Hanjin default; however, the policy and coverage terms are not as favorable as before the Hanjin default and the premium has substantially increased; and

•

The Hanjin bankruptcy has led to further consolidation in the shipping line industry, increasing our reliance on a limited number of customers; as a result of the Hanjin default shippers have heightened concern about the shipping line that carries their cargo and this may impact the container shipping industry in ways we are unable to anticipate and which may adversely impact us.

Global economic weakness has in the past and may in the future materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects.

While domestic and global economic growth resumed and has continued following the global financial crisis in 2008 and 2009, the continued sustainability of the US and international growth is uncertain. Any slowdown or reversal of the US and global economic recoveries and trade growth could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•

Containerized cargo volume growth -- A contraction or slowdown in containerized cargo volume growth would likely create lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets.

•

Credit availability and access to equity markets -- Issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, a high level of volatility in the equity markets could make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted. In several of the years prior to 2017 the returns provided from lease transactions were lower due to increased competition in part caused by increased debt financing access for the container leasing industry. At the end of 2016, lower container returns coupled with the impact of Hanjin’s bankruptcy and lower residual values impacted our ability to meet the financial covenants in our lending facilities, required covenant amendments and limited our ability to access funds for investment in additional new containers.

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

Most of these factors are beyond our control. In particular the price of steel declined materially in 2015 and continued to decline in the beginning of 2016 and this was a significant factor in the decline in new container prices and lease rates at that time. New container prices and lease rates reached historically low levels in the beginning of 2016, but starting in the second half of 2016 and continuing during 2017 steel prices, container prices and lease rates all increased materially. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies, overproduction of new containers by factories and the over-buying by shipping lines, leasing companies and tax-driven container investors. In 2012 and continuing in 2013 and 2014, container leasing companies, including us, raised substantial amounts of new funds in the debt and equity markets and were able to repeatedly refinance existing debt on ever more favorable terms. This increased availability and reduced cost of debt, which given a limited demand for containers, contributed to downward pressure on lease rates. The impact on us of the decline in lease rates that ended in the second half of 2016 has been more severe than past rate decreases due to the substantial growth in our owned fleet in the past few years and the relatively high prices paid for new containers in the period from 2010 to 2012 that were initially leased at historically high rates on leases that matured during this period of low lease rates. If future market lease rates again decrease or return to historically low levels, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition.

We face risks associated with re-leasing containers after their initial long term lease.

We estimate the useful lives of our non-refrigerated containers other than open-top and flat-rack containers to be 13 to 14 years, open-top and flat-rack containers to be 14 to 16 years, refrigerated containers to be 12 years and tank containers to be 20 years. When we purchase newly produced containers, we typically lease them out under long-term leases with terms of three to five years at a lease rate that is correlated to the price paid for the container and prevailing interest rates. As containers leased under term leases are not leased out for their full economic life, we face risks associated with re-leasing containers after their initial long term lease at a rate that continues to provide a reasonable economic return based on the initial purchase price of the container. For leases that are currently expiring we might be re-leasing the containers at lower lease per diems as prevailing container lease rates have declined from the lease rates available three to five years ago when these containers were initially leased. If prevailing container lease rates decline significantly between the time a container is initially leased out and when its initial long term lease expires, or if overall demand for containers declines, we may be unable to earn a similar lease rate from the re-leasing of containers when their initial term leases expire which could materially adversely impact our results and financial performance. Additionally, for containers purchased new in 2015 and 2016, many of these containers are on long term leases with low per diems that are below current lease rates. Our ability to improve our financial performance depends in part on the ability to renew or re-lease these containers at the time of the expiration of their initial leases at higher rates than the per diems these containers were originally leased out. If container lease rates decline and we are unable to renew these leases at higher rates our financial results will be adversely impacted.

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

Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers fluctuate and may be significant if we sell large quantities of used containers. In 2016, we incurred approximately $67 million of container impairments due to the fact that when we determined to dispose of containers their book value exceeded the fair market value. Low disposal prices and the high volume of containers being disposed of can cause an elevated level of container impairments to occur. Continued low disposal prices and/or disposal volumes could harm our business, results of operations and financial condition. See Item 5, “Operating and Financial Review and Prospects” for a discussion of our gains or losses on the disposition of used container equipment.

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

Lease rates for new containers are positively correlated to the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. In the past five years, prices for new standard 20’ dry freight containers have moved in a wide range, with prices ranging between approximately $1,185 and $2,425 during this time. Our average new container cost per CEU increased 56% during 2017 compared to 2016. Container prices have substantially increased since late 2016, but if new container prices return to very low levels, the lease rates of older, off-lease containers will also decrease and the prices obtained for containers sold at the end of their useful lives will also decrease. Since the beginning of 2013 until the second half of 2016 we saw new container pricing and the sale prices of our containers sold at the end of their useful lives decline.  Low new container prices cause low market lease rates and low resale values for containers, which have and may in the future adversely affect our business, results of operations and financial condition, even if low new container prices allow us to purchase new containers at a lower cost. Our future financial performance and profitability depends in part on the lease rates increasing for current leases that expire during the next three years as many of these leases were concluded with low initial lease rates. A reversal in the current recovery of new container prices and lease rates would increase the difficulty of raising lease rates on long term container leases that expire in the future.

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

We experienced several lessee defaults in 2016, including the default of Hanjin discussed above, which severely negatively impacted our financial performance and we believe that there is the continued risk of lessee defaults in the future. During the last several years shipping lines have made a number of efforts to raise freight rates on the major trade lanes, however rate increases have generally not been sustainable for long periods of time.  Excess vessel capacity due to new ship production, including the production of very large ships, and the re-activation of previously laid up vessels will continue to be a factor in the future, especially if older vessels are not scrapped. Major shipping lines are expected to be profitable overall for 2017, however reliable information about the financial position and resources of many shipping lines can be difficult to obtain. While containerized trade grew in 2017, it was not sufficient to fully utilize vessel capacity and major shipping lines both took delivery of, and resumed ordering, large vessels. Existing excess vessel capacity and continued new vessel deliveries, especially the delivery of very large vessels, are expected to continue to pressure freight rates for some time. As a result, we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults by our customers.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be recovered in locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. In recovery actions we must locate the containers and often need to pay accrued storage and handling charges to depots and terminals, which may include debts incurred by the defaulting shipping line. We also may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. These recovery, repair and repositioning costs generally are reflected in our financial statements under direct container expense. Accordingly, the amount of our bad debt expense may not capture the total adverse financial impact on us from a shipping line’s default. For our owned containers, these costs directly reduce our income and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. In 2015 and 2016 we filed significant insurance claims for lessee defaults we experienced. As a result of these insurance claims, potential future insurance claims or changes in the perceived risk of providing default insurance, such insurance might not be available to us in the future on commercially reasonable terms or at all. In the renewals of our default insurance following the Hanjin bankruptcy, the policy premium was significantly increased and coverage was reduced. In any insurance claim our insurers may not agree with our determination that we have suffered an insured loss or our calculation of the amount of the insured loss. Any such future defaults could harm our business, results of operations and financial condition.

Historically we have recovered a very high percentage of the containers from defaulted lessees. However, in the last five years we encountered defaults from several smaller lessees and lessees in locations where recoveries did not track to our historical experience and significant losses were incurred. These losses were due to a number of containers being unrecoverable as the containers were not in the control of the lessee or the containers were detained by depots or terminals that demanded storage charges in excess of the value of the detained containers after accounting for repair and repositioning costs. If a material amount of future recoveries from defaulted lessees continue to deviate from our historical recovery experience, our financial performance and cash flow could be severely adversely affected.

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

We have derived, and believe that we will continue to derive, a significant portion of lease billings and cash flow from a limited number of container lessees. Lease billings from our 20 largest container lessees represented $429.7 million or 80.0% of the total fleet billings during 2017, with lease billings from our single largest container lessee accounting for $80.2 million, or 15.1% of container lease billings during such fiscal year. Due to the ongoing consolidation in the shipping line industry, our 20 largest container lessees are becoming an increasing percentage of our total revenue, with correspondingly increased concentration of credit risk. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition. Our experience with the Hanjin bankruptcy that commenced on August 31, 2016 is an example of the occurrence of these materially adverse events.

The introduction of very large container ships (18,000 TEU+) on the major trade lanes may lead to further industry consolidation and shipping line alliance participation, and even greater reliance by us on our largest customers, and negatively impact the performance of smaller and mid-size shipping lines. Several of the largest shipping lines have invested heavily in these very large ships and reportedly have achieved meaningful unit cost advantages and increased market shares on the major trade lanes. In response, some smaller shipping lines have started to exit the major trade lanes, while others are seeking to form closer operating partnerships.

Consolidation, shipping line alliances, and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is expected. In recent years two major German shipping lines have each acquired different South American shipping lines, a French shipping line acquired a Singaporean shipping line, two large Chinese shipping lines merged, a German shipping line merged with a Middle Eastern shipping line and a Danish shipping line acquired a German shipping line. Three major Japanese shipping lines will also complete their merger in April 2018. Additionally, Hanjin declared bankruptcy in August 2016, further reducing the number of large shipping lines. Historically, shipping lines have also formed a number of alliances to share vessel space and the creation of new alliances and changes in the membership of each alliance is ongoing. Consolidation of major container shipping lines and growth of alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. If shipping line alliances are effective at making shipping lines more efficient, this could reduce the demand for containers. The growth of alliances may add pressure to those shipping lines that do not join an alliance as they may find it more difficult to cost effectively serve shippers needs and/or shippers may choose to only ship cargo with alliances due to solvency concerns or otherwise. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt.  As of December 31, 2017, we had outstanding indebtedness of $3,014.4 million under our debt facilities. All of our outstanding indebtedness is secured debt collateralized by our container assets. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business.

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

We are also required to comply with certain financial ratio covenants. These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these financial covenants and restrictions, due to weaker financial performance, reduced asset values or otherwise could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets. As a result of the Hanjin bankruptcy, coupled with the lower container returns provided in recent years due to increased competition and lower realized used container prices, in 2016 and 2017 we experienced difficulty in meeting certain of the financial covenants on our lending facilities. We obtained various covenant amendments and waivers to address this situation and subsequently refinanced the majority of our debt with revised covenants. If needed in the future we may be unable to obtain covenant amendments and waivers from our lenders and some or all of our indebtedness could be in default. Additionally, covenant amendments and waivers may limit our ability to access additional funds for container investment and the cost and expense of covenant amendments, waivers and/or refinancing may limit our available funds for container investment.

If we are unable to enter into interest rate swaps, collars and caps on reasonable commercial terms or if a counterparty under our interest rate swap, collar and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facilities and intend to use borrowings under our revolving credit facilities and our secured debt facilities for such funding in the future. All of our outstanding debt, other than the $874.8 million in aggregate principal amount under TMCL V’s Series 2017-1 and Series 2017-2 Fixed Rate Asset Backed Notes are subject to variable interest rates. We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. There can be no assurance that interest rate swaps, collars and caps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate swaps, collars and caps or if a counterparty under our interest rate swap, collar and cap agreements defaults, our exposure associated with our variable rate debt could increase.

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

The availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. Three major manufacturers have approximately 80% of that industry’s market share. This market structure and the commodity inputs used in manufacturing have led to significant variability in container prices. In particular, the increased focus on environmental matters in China may reduce the supply (and increase the cost) of steel used in our containers and the mandatory use of water borne paint by all container factories in China has already increased the cost of containers and created container production constraints. If an increased cost of purchasing containers is not matched by a corresponding increase in lease rates, or if we have difficulty in sourcing containers, our business, results of operations and financial condition would be harmed.

We may incur significant costs to reposition our containers, which could harm our business, results of operations and financial condition.

When lessees return containers to locations where supply exceeds demand and when lessees default and we recover containers, we sometimes reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the previous lessee of the containers or pick-up charges paid by the new lessee. We seek to limit the number of and impose surcharges on containers returned to low demand locations. Market conditions, however, may not enable us to continue such practices. In addition, we may not be able to accurately anticipate which locations will be characterized by higher or lower demand in the future, and our current contracts will not protect us from repositioning costs if locations that we expect to be higher demand locations turn out to be lower demand locations at the time the containers are returned. For example, the vast majority of our long-term leases require that a high percentage of the containers are returned in Asia, primarily in China. If long-term trade patterns change, it may not be economically desirable to have the bulk of our containers returned in China at the end of long term leases. Additionally, our customer default insurance that covers lessee insolvencies does not sufficiently insure us for container repositioning expense. Any such increases in costs to reposition our containers could harm our business, results of operations and financial condition.

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

We depend on third party depot operators to repair and store our equipment in port areas throughout the world. Growth in the world’s container fleet has significantly outpaced growth in depot capacity and even in the current period of historically high utilization, we continue to experience limited depot capacity in certain major port cities.  Additionally, the land occupied by depots is increasingly being considered prime real estate, as it is coastal land in or near major cities, and this land may be developed into other uses or there may be increasing restrictions on depot operations by local communities. This trend has already caused depot storage costs to increase and could further increase depots’ costs and in some cases force depots to relocate to sites further from the port areas. If these changes affect a large number of our depots, or if we experience a period of lower container utilization, it could significantly increase the cost of maintaining and storing our off-hire containers. Additionally, if depot space is unavailable, we may be unable to accept returned containers from lessees, which may cause us to breach our lease agreements.

We own a large number of containers in our fleet and are subject to significant ownership risk and increasing our owned fleet entails increasing our debt, which could result in financial instability.

Ownership of containers entails greater risk than management of containers for container investors. In 2017, the percentage of containers in our fleet that we own decreased from 81.0% at the beginning of the year to 78.8% at the end of the year. This decrease is primarily due to our assumption of the management of containers formerly owned and managed by Magellan Maritime Services GmbH, a German container lessor that became insolvent. In the years prior to 2017 we have consistently increased the number of owned containers in our fleet as a percentage of the total fleet. The increased number of containers in our owned fleet increases our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales prices upon the disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets.

If we increase the number of containers in our owned fleet, we will likely have more capital at risk and may need to maintain higher debt balances. Additional borrowings may not be available under our revolving credit facilities or our secured debt facilities, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business or may not have access on attractive terms. These factors, among others, may reduce our profitability and adversely affect our plans to maintain the container ownership portion of our business.

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

The lack of new production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.0% in 2010 and 8.6% in 2011. During the period of decline in the world container fleet, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011 and continued steady production from 2012 through 2017, if there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

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

Our lessees may decide to buy, rather than lease their containers.

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. In part due to constraints on their financing and need to allocate capital to new ship purchases and port terminals, in recent years, shipping lines have generally reduced their purchases of new containers. In 2017 we believe that about 60% of all shipping containers were purchased by leasing companies. Although we believe that this percentage should somewhat rebalance itself we still expect leasing companies to be a majority purchaser of the new containers to be produced. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased positioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

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

Changes in the political leadership of the PRC may have a significant effect on laws and policies that impact economic growth and trade and the corresponding need for containers to ship goods from the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion, remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation of or increases in such disparities could affect the political or social stability of the PRC. Furthermore, the current high level of debt by some companies in China may lead to defaults which may not be supported by the Chinese government. In recent years the rate of economic growth in the PRC has declined. Additionally, government policies that reduce the emphasis on manufacturing and increase priorities for domestic consumption and services may alter trade patterns and reduce demand for containers. Chinese government environmental policies and practices may reduce steel production which would impact container costs and may limit factory production, which could impact trade growth and container demand.

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2017, approximately 28.3% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. Almost all container manufacturing facilities from which we purchased our containers in 2017 are located in the PRC. A reduced rate of economic growth, changes to economic or trade policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 75% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2017. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2017, 2016, and 2015, 25%, 36%, and 27%, respectively, of our direct container expenses were paid in up to 20 different foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income. While the prices of the used containers we trade or dispose are primarily quoted and billed in U.S. Dollars, declines in the currencies where these containers are sold relative to the U.S. Dollar can serve to reduce the market prices for used containers, which will decrease our net income. We do not engage in foreign currency hedging activities which might reduce the volatility associated with exchange rates.

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

In past years, there were a limited number of reports of counterfeit and improper refrigerant gas being used to service refrigeration machines in depots primarily in Asia. The use of this counterfeit gas has led to the explosion of several refrigeration machines. Several of these incidents resulted in personal injury or death, and in all cases, the counterfeit gas led to irreparable damage to the refrigeration machines.

Safer testing procedures were developed and implemented by refrigeration manufacturers and industry participants in order to determine whether counterfeit or improper gas was used to service a refrigeration machine.  However, there can be no assurance that these procedures will prove to continue to be reliable and cost effective. If industry procedures and tests are not proven safe and effective or if the use of such counterfeit and improper refrigerant recurs and is widespread or other counterfeit refrigerant issues emerge in the future, the value of our refrigerated container fleet and our ability to lease refrigerated containers could be materially impaired and could therefore have a material adverse effect on our financial condition, results of operations and cash flows.  Additionally, we might be subject to claims for damages by parties injured by contaminated refrigeration machinery operated by our lessees which may materially adversely affect us.

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

Changes in tax laws or their application could adversely affect the results of our operations.

Our worldwide operations are taxed under the laws of the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Some of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely uncertain, and can be expected to be very lengthy in coming to a final determination in the applicable jurisdictions.

In recent years, tax authorities around the world have increased their scrutiny of company tax filings, and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development (“OECD”) has proposed a number of tax law changes under its Base Erosion and Profit Shifting (“BEPS”) Action Plans to address issues of transparency, coherence and substance.

These OECD tax reform initiatives also need local country implementation, including in the Bermuda and U.S., which may result in significant changes to established tax principles.

In addition, in the U.S., President Trump on December 22, 2017, signed into law the Tax Cuts and Jobs Act of 2017 (the “New Tax Act”), which includes substantial changes to the U.S. taxation of individuals and businesses. The New Tax Act also establishes new tax laws that will affect our operations, including, but not limited to, (1) reduction of the U.S. federal corporate tax rate; (2) elimination of the corporate alternative minimum tax; (3) the creation of the base erosion anti-abuse tax (“BEAT”), a new minimum tax on taxable income adjusted for certain base erosion payments; (4) a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries; (5) a new provision designed to currently tax certain global intangible low-taxed income (“GILTI”) of controlled foreign corporations, which allows for the possibility of using foreign tax credits (“FTCs”) and a deduction of up to 50% to reduce this income tax liability (subject to some limitations); (6) a new limitation on deductible interest expense; (7) limitations on the deductibility of certain executive compensation; (8) limitations on the use of FTCs to reduce the U.S. income tax liability; and (9) limitations on net operating losses generated in the taxable years beginning after December 31, 2017, to 80% of taxable income. Although the New Tax Law substantially decreased tax rates applicable to corporations in the U.S., we do not yet know what all of the consequences of this new statute will be, including whether the law will have any unintended consequences. In particular, significant uncertainties remain as to how the U.S. government will implement the New Tax Law, including with respect to the tax qualification of interest deductions, the concept of a territorial tax regime, royalty payments and cost of goods sold.

In general, such tax reform efforts, including with respect to tax base or rate, transfer pricing, intercompany dividends, cross border transactions, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, will require us to continually assess our organizational structure against tax policy trends, and could lead to an increased risk of international tax disputes and an increase in our effective tax rate, and could adversely affect our financial results.

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

Our senior management has a long history in the container leasing industry, with an average of 14 years of service with us. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business.

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

Container production also raises environmental concerns. The floors of dry freight containers are plywood typically made from tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials. New woods or other alternatives have not proven their durability over the typical life of a dry freight container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted. Also, the insulation foam in the walls of certain refrigerated containers requires the use of a blowing agent that contains CFCs. Manufacturers are phasing out the use of this blowing agent in manufacturing, however, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices. EU regulations currently restrict the sale or use of refrigerated containers manufactured with the CFC containing blowing agent and strict enforcement of these regulations could impact our ability to lease or sell these refrigerated containers in EU countries. The container industry in China has always used solvent-based paint systems. New regulations in China for the container industry require stopping the use of solvent-based paint systems, due to the restrictions on volatile organic compounds used in solvent-based paints. To comply with the new regulations, new water borne paint systems have been developed and are being used by container manufacturers. This change was already implemented in all factories in Southern China as of July 2016. The remaining container factories in China have been required to use water borne paint systems since April 1, 2017. The use of water borne paint systems has required significant factory investment and it is problematic to apply water borne paint during the winter in colder parts of China. The conversion to water borne paint may impact factory capacity, increase the cost of containers and require greater investment by us in container inspection and factory supervision.

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

We eliminated our dividend payment in fourth quarter of 2016. We may not be able to reinstate our dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year, in each quarter of a year, or pay any specific amount of dividends. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) TL’s revolving credit facilities or term loan, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction, suspension or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends as permitted under our lending agreements.

We face risks from our share repurchase program

In 2015 we announced a share repurchase program to repurchase up to $100 million of our shares. Purchases under this program are at our discretion and we may not purchase all $100 million of shares under the program.  This program may be reduced or terminated at any time by us. Using our available cash to purchase shares may reduce the amount available for dividend payments which could cause us to need to reduce the amount of our dividend or adopt a more flexible dividend policy. Share repurchases may also reduce our financial flexibility and limit our ability to reduce debt and may reduce our funds available for container investments. Using funds to repurchase shares could cause our debt to equity ratio to increase and may impair our ability to comply with the financial covenants in our debt agreements. Share repurchases may also reduce the number of shares available for other investors to purchase in the market which could add to share price volatility for our stock. We face these and other risks related to share repurchases. During 2015, the Company repurchased 630,000 shares at an average price of $14.52 for a total amount of $9,149. The Company did not repurchase any of its common shares during 2016 and 2017.

The calculation of our income tax expense requires judgment and the use of estimates.

We periodically assess tax positions based on current tax developments, including enacted statutory, judicial and regulatory guidance. In analyzing our overall tax position, consideration is given to the amount and timing of recognizing income tax liabilities and benefits. In applying the tax and accounting guidance to the facts and circumstances, income tax balances are adjusted appropriately through the income tax provision. We account for income tax positions on uncertainties by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained and maintain reserves for income tax positions we believe are not more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. However, due to the judgment required in estimating those reserves, actual amounts paid, if any, could differ from these estimates.

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

One of our major shareholders, Halco Holdings Inc. (“Halco”), is owned by Trencor, and Halco could act in a manner with which other shareholders may disagree or that is not necessarily in the interests of other shareholders.

Halco currently owns approximately 47.8% of our issued and outstanding common shares. On January 1, 2018, Halco entered into a voting limitation deed with the Company, pursuant to which Halco agreed to limit its shareholder voting rights in the Company, solely in respect of the appointment and/or removal of directors. Otherwise, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Three of our nine directors are also directors of Trencor and two of our directors are directors of Halco. Halco may have interests that are different from other shareholders. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common shares. Additionally, we have no agreements with Halco or Trencor that limit or restrict their ability to sell or transfer their shares in us. Any sale or transfer of some or all of the common shares owned by Halco could adversely affect our share price.

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

Three of our nine directors are also directors of Trencor and two of our directors are directors of Halco.  These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us as well as Halco and Trencor, including matters arising under our agreements with Halco and its affiliates. In addition, to the extent that some of these directors may own shares in Trencor, they may have conflicts of interest when faced with decisions that could have different implications for Trencor than they do for us. Furthermore, Trencor, as a South African company, endorses the Code of Corporate Practices and Conduct in the King III Report on Corporate Governance. The King IV Report on Corporate Governance is a document promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civic society and the environment); and the state. Halco and/or Trencor may seek to impose these corporate governance practices on us, which may result in constraints on management and may involve significant costs. Your interests as a holder of our common shares may not align with the interests of Halco and/or Trencor and their affiliates and shareholders.

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

Trencor, a South African company listed on the JSE Limited (the “JSE”), owns 100% of Halco, which currently has an interest in 47.8% of our issued and outstanding shares. Three of our nine directors are also directors of Trencor and two of our directors are directors of Halco. Both South African exchange control authorities and the JSE impose certain restrictions on Trencor.

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

We have provisions in our bye-laws that may discourage a change of control.

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

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so. These provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

At December 31, 2017, Textainer Group Holdings Limited had two directly-owned subsidiaries:

•

Textainer Equipment Management Limited (“TEML”), our wholly-owned subsidiary incorporated in Bermuda, which provides container management, acquisition and disposal services to affiliated and unaffiliated container investors; and

•	Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via six subsidiaries:
•	Textainer Marine Containers II Limited (“TMCL II”), a Bermuda company which is wholly-owned by TL;
•	Textainer Marine Containers III Limited (“TMCL III”), a Bermuda company which is wholly-owned by TL;
•	Textainer Marine Containers IV Limited (“TMCL IV”), a Bermuda company which is wholly-owned by TL;
•	Textainer Marine Containers V Limited (“TMCL V”), a Bermuda company which is wholly-owned by TL;
•	TAP Funding Ltd. (“TAP Funding”), a Bermuda company in which TL and TAP Limited (“TAP”) hold common shares of 50.1% and 49.9%, respectively, and voting rights of 66.7% and 33.3%, respectively; and
•	TW Container Leasing Ltd. (“TW”), a Bermuda company in which TL and Wells Fargo Container Corp. (“WFC”) hold common shares and related voting rights of 25% and 75%, respectively.

Trencor Limited (“Trencor”), a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa under the symbol “TRE”, and its affiliate currently has beneficiary interest in 47.8% of our issued and outstanding common shares as shareholder of Halco Holdings Inc.

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

In August 2015, one of the Company’s customers became insolvent and containers on operating and direct financing leases to the customer were deemed unlikely to be recovered. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income. Accordingly, during the year ended December 31, 2015, an impairment was recorded to write off containers, net and net investment in direct financing and sales-type leases with book values of $8,815 and $2,903, respectively. In addition, bad debt expense of $2,574 was recorded for the year ended December 31, 2015 to fully reserve for the customer’s outstanding accounts receivable (see Note 3 “Insurance Receivable and Impairment” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

On October 29, 2015, TGH’s board of directors approved a share repurchase program of up to $100,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or by establishing a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares (see Note 16 “Share Repurchase Program” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In February and March 2016, we concluded two separate purchases totaling approximately 41,000 containers that we had been managing for an institutional investor for total purchase consideration of $71.0 million (see Note 4 “Container Purchases” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In April and June 2016, we concluded two separate purchase leaseback transactions for approximately 15,000 containers from a shipping company for total purchase consideration of $21.2 million (see Note 5 “Purchase-Leaseback Transactions” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In August 2016, one of the Company’s customers, Hanjin Shipping company Co., Ltd (“Hanjin”), filed for bankruptcy. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income. Accordingly, during the year ended December 31, 2016, an impairment of $22,149 representing $17,399 to write down the containers on direct finance leases with Hanjin to the lower of estimated fair market value or net book value and $4,750 insurance deductible. In addition, bad debt expense of $18,992, net of estimated insurance proceeds of $2,592, was recorded for the year ended December 31, 2016 to fully reserve for Hanjin’s outstanding accounts receivable. (see Note 3 “Insurance Receivable and Impairment” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

During the second quarter of 2017, TMCL III’s 2013-1 Bonds and 2014-1 Bonds were early terminated and were fully repaid by the proceeds from the TMCL III’s 2017-A Notes, which itself was full repaid by the proceeds from the TMCL V’s 2017-1 Bonds. The Company wrote off $7,228 of unamortized debt issuance costs and bond discounts during the period. (see Note 12 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

During the second quarter of 2017, TMCL V issued the Series 2017-1 Fixed Rate Asset Backed Notes (the “2017-1 Bonds”) and the Series 2017-2 Fixed Rate Asset Backed Notes (“2017-2 Bonds’) in an aggregated principal amount of $420,000 and $500,000, respectively. Both 2017-1 Bonds and 2017-2 Bonds were issued at fixed interest rates. Proceeds from the 2017-1 Bonds and 2017-2 Bonds were primarily used to fully repay the TMCL III debts and to repay the Company’s certain short-term debts, respectively (see Note 12 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

During the second half of 2017, we concluded three separate purchases totaling approximately 20,000 containers that we had been managing for institutional investors for a total purchase consideration of $19.9 million (see Note 4 “Container Purchases” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

During third quarter of 2017, the Company entered into an agreement with a third-party to manage approximately 112,000 containers in 182,000 TEU owned by that third-party effective August 1, 2017.

On August 31, 2017, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the conversion date to August 2020, and lowered the interest margin (see Note 12 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

On December 8, 2017, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which extended the maturity date to December 2021, increased the advance rate, lowered the interest rate margin and increased the aggregate commitment amount from $150,000 to $190,000 (see Note 12 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

On December 22, 2017, the U.S. Tax Cuts and Jobs Act of 2017 (TCJA) was enacted. The most significant impact on the Company is the U.S. federal corporate income tax reduction from 35% to 21% beginning January 01, 2018. A change in tax law is accounted for in the period of enactment, which require re-measurement of all our U.S. deferred income tax asset and liabilities during this period-end. The corporate tax reduction resulted in a $2,653 one-time reduction in our net deferred tax liabilities and was recorded as a credit adjustment to our 2017 income tax expense. (see Note 11 “Income Taxes” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

On January 31, 2018, TMCL IV terminated its secured debt facility and the unpaid debt amount of $129,400 was fully repaid by $124,608 proceeds from the TL Revolving Credit Facility and TMCL IV’s available cash of $4,792.

On February 15, 2018, Textainer Marine Containers VI Limited, an indirect wholly-owned subsidiary of the Company, completed a $300 million seven-year fixed rate term facility. The proceeds of the facility were used to pay down certain of the Company’s short-term debt. (see Note 17 “Subsequent Events” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In February 2018, we concluded a purchase of approximately 18,000 containers that we had been managing for an institutional investor for a total purchase consideration of $13.2 million.

Principal Capital Expenditures

Our capital expenditures for containers in our owned fleet and fixed assets during 2017, 2016 and 2015 were $300.1 million, $505.5 million and $533.3 million, respectively. We received proceeds from the sale of containers and fixed assets during 2017, 2016 and 2015 of $135.3 million, $126.6 million and $129.5 million, respectively.

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

Our Company

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.2 million containers, representing almost 3.3 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 300 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have leased containers from us for an average of almost 30 years.

We have provided an average of more than 210,000 TEU of new containers per year for the past five years, and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of more than 130,000 containers per year for the last five years to more than 1,400 customers.

We provide our services worldwide via an international network of 14 regional and area offices and more than 500 independent depots.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2017, we owned containers accounting for approximately 79% of our fleet.
•

Container Management.  As of December 31, 2017, we managed containers on behalf of 12 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. As of December 31, 2017, total managed containers accounted for approximately 21% of our fleet.

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

For 2017, we generated revenues, income from operations and income before income tax and noncontrolling interests of $490.9 million, $143.9 million and $22.4 million, respectively. During 2017, the average utilization of our owned fleet was 96.4%. As mentioned above, we operate in three reportable segments: Container Ownership,

Container Management and Container Resale. The following tables summarize revenues, by category of activity, and income before income tax and noncontrolling interests generated from each of our operating segments reconciled to our total revenues and income before income tax and noncontrolling interests shown in our consolidated statements of comprehensive income included in Item 18, “Financial Statements” in this Annual Report on Form 20-F for the fiscal years ended December 31, 2017, 2016 and 2015:

2017	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$442,219	$2,669	$—	$—	$—	$444,888
Management fees from external customers	266	9,953	4,775	—	—	14,994
Inter-segment management fees	—	40,269	9,477	—	(49,746)	—
Trading container sales proceeds	—	—	4,758	—	—	4,758
Gain on sale of containers, net	26,210	—	—	—	—	26,210
Total revenues	$468,695	$52,891	$19,010	$—	$(49,746)	$490,850
Segment (loss) income before income tax and noncontrolling interests	$(1,707)	$15,376	$10,854	$(3,568)	$1,405	$22,360
2016 (1)	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$458,246	$2,181	$—	$—	$—	$460,427
Management fees from external customers	291	10,076	3,053	—	—	13,420
Inter-segment management fees	—	38,080	8,493	—	(46,573)	—
Trading container sales proceeds	—	—	15,628	—	—	15,628
Gain on sale of containers, net	6,761	—	—	—	—	6,761
Total revenues	$465,298	$50,337	$27,174	$—	$(46,573)	$496,236
Segment income (loss) before income tax and noncontrolling interests	$(84,252)	$18,134	$6,178	$(3,016)	$1,633	$(61,323)
2015	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$510,954	$1,590	$—	$—	$—	$512,544
Management fees from external customers	317	12,002	3,291	—	—	15,610
Inter-segment management fees	—	45,620	10,104	—	(55,724)	—
Trading container sales proceeds	—	—	12,670	—	—	12,670
Gain on sale of containers, net	3,454	—	—	—	—	3,454
Total revenues	$514,725	$59,212	$26,065	$—	$(55,724)	$544,278
Segment income (loss) before income tax and noncontrolling interests	$88,536	$26,305	$9,335	$(4,283)	$786	$120,679

(1)

Certain previously reported information has been revised for the effect of immaterial corrections of identified errors pertaining to the calculation of gain on sale of container, net and to properly account for lease concessions. See Note 2 “Immaterial Correction of Errors in Prior Periods” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

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

We primarily lease containers under four different types of leases. Term leases provide a customer with a specified number of containers for a specified period of time, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions.  Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives.  Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers.  Term leases represented 78.4% of our total on-hire fleet as of December 31, 2017.  Master leases, which provide a framework of terms and conditions valid for a specified period of time, typically one year, give customers greater pick-up and drop-off flexibility than is typical in term leases and represented 13.2% of our total on-hire fleet as of December 31, 2017. Finance leases, which provide customers an alternative means for purchasing containers, represented 5.7% of our total on-hire fleet as of December 31, 2017. Spot leases, which provide customers with containers for a relatively short lease period and fixed pick-up and drop-off locations, represented 2.7% of our total on-hire fleet as of December 31, 2017.

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

We believe that we have the ability to reposition containers, if necessary, that are returned in lower demand locations to higher demand locations at competitive costs as a result of our experienced logistics team.  Our large customer base of approximately 300 lessees increases our ability to re-lease returned containers.  Our Container Resale segment sells containers to optimize their residual value in multiple markets, including locations with low lease-out demand.  This system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become one of the world’s largest container lessors.

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

•

Dry freight specialized containers.  Dry freight specialized containers consist of open-top and flat-rack containers.  An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows.  A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels.  Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery.  According to the latest available data, dry freight specialized containers comprised approximately 2.1% of the worldwide container fleet, as measured in TEU, at December 31, 2016.

•

Other containers.  Other containers include refrigerated containers, tank containers, 45′ containers, pallet-wide containers and other types of containers.  The two most prominent types of such containers are refrigerated containers and tank containers.  A refrigerated container has an integral refrigeration unit on one end which plugs into an outside power source and is used to transport perishable goods.  Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids.  According to the latest available data, other containers comprised approximately 7.8% of the worldwide container fleet, as measured in TEU, at December 31, 2016.

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

According to World Cargo News, as of January 2017, leasing companies owned approximately 50% of the total worldwide container fleet of 38.0 million TEU.  The percentage of containers owned by shipping lines ranged from 39% to 54% from 1980 through 2017. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory.  In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing their flexibility to manage the availability and location of containers;
•	increasing their ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Lunar New Year; and
•	reducing their capital expenditures.

Based on industry analyst reports, we expect 2018 new dry freight container production to remain more or less in line with the 3.2 million TEU in 2017, with lessors purchasing a higher percentage than the historical average. Global demand for shipping is expected to continue to increase at a rate of almost 5 % which is only slightly lower than the estimated 6.5% experienced in 2017. While new production inventory has increased to almost 700,000 TEU at the end of December 2017, availability of depot containers remain extremely limited with almost all lessors enjoying utilization rates above 97%. Deliveries of mega ships is also expected to have a positive impact on container demand in 2018. Idle container ship capacity meanwhile remains at a low level of 2% or less.

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

Our term leases maturing in 2018, represent approximately 9.7% of our fleet.  Additionally, for most leasing companies, the percentage of containers on long-term leases has grown over the past ten years, while the percentage on master leases has declined.  As of December 31, 2017, approximately 78% of our total on-hire fleet was on long-term leases, compared to approximately 67% ten years ago.  As a result, changes in utilization have become less volatile for Textainer and most leasing companies.

According to World Cargo News, intermodal leasing companies, as ranked by total TEU as of January 2017, are as follows:

Company	TEU (000's)	Percent of Total
Triton International Limited	4,930	25.8%
Textainer(1)	3,280	17.2%
Florens Leasing	2,850	14.9%
SeaCo Global	2,430	12.7%
SeaCube Container Leasing Ltd.	1,220	6.4%
CAI International, Inc.	1,080	5.7%
Beacon Intermodal Leasing	1,060	5.5%
Touax Global Container Solutions	650	3.4%
Blue Sky Intermodal	360	1.9%
UES International	220	1.2%
Other	1,020	5.3%
Grand Total	19,100	100.0%

(1)	Textainer Group’s owned and managed fleet consisted of 3,280 TEU at December 31, 2017.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage, including:

One of the Largest Container Lessors in the Industry. We operate one of the world’s largest fleets of leased intermodal containers by fleet size, with a total fleet of approximately 2.2 million containers, representing almost 3.3 million TEU, as of December 31, 2017. We provide our services worldwide via a network of regional and area offices and independent depots. We have been one of the largest buyers of new containers purchasing an average of more than 210,000 TEU per year for the last five years and are also one of the largest sellers of used containers, selling an average of more than 130,000 containers per year for the last five years. Our consistent presence in the market buying and selling containers provides us with broad market intelligence, and valuable insight into the demand patterns of our shipping line customers and resale container buyers.

Proven Ability to Grow Our Fleet Over Time. Our ability to invest in our fleet has allowed us to become one the world’s largest container lessors. We have demonstrated our ability to increase the size of our container fleet by purchasing containers from manufacturers and by acquiring existing container fleets or their management rights. Over the past 19 years, we have acquired the rights to manage over 1,500,000 TEU from former competitors and we have acquired approximately 700,000 TEU of containers from our managed fleet. Last year we acquired the rights to manage a fleet of 182,000 TEU formerly operated by Magellan Maritime Services GmbH. As one of the largest buyers of new containers, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to reliably purchase containers during periods of high demand.

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

Strong Long-Standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. We lease containers to approximately 300 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by vessel fleet size in TEU and we have sold containers to an average of more than 1,400 resale customers for the last five years. We believe our ability to consistently supply containers in locations where our customers need them makes us one of the most reliable lessors of containers. Our top 20 customers, as measured by revenues, have leased containers from us for an average of almost 30 years.

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

Experienced Management Team. Our senior executives have a long history in the industry. Our senior executives have an average of 14 years of service with us. The executive team has extensive experience in sourcing, leasing, financing, selling, trading and managing containers, as well as a long track record of successfully acquiring and selling container assets.

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

Continue to Focus on Maintaining High Levels of Utilization and Operating Efficiency. We will continue to target high utilization rates and attractive returns on our assets through our focus on longer-term leases and disciplined portfolio management. As of December 31, 2017, approximately 78% of our total on hire fleet (based on total TEU) was on long-term leases, compared to approximately 67% ten years ago. We also drive operating efficiency by maintaining a low cost structure, having brought down our fleet management cost per CEU per day by approximately 25% over the 10 years ended December 31, 2017. We believe that we can grow our fleet without a proportionate increase in our headcount, thereby improving our profitability by spreading our operating expenses over a larger revenue base.

Extend the Lease of In-fleet Containers. Since many shipping lines must utilize capital to finance vessels, it is possible that some will conclude in 2018, as they did in 2017, that it is more cost-effective to extend leases of in-fleet containers than either buy containers or lease new containers.

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

Our Container Fleet

As of December 31, 2017, we operated 3,279,892 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of more than 210,000 TEU of new containers per year over the past five years. Our ability to invest in our fleet on a consistent basis has been instrumental in our becoming one of the world’s largest container lessors. Our container fleet consists primarily of standard dry freight and refrigerated containers.  The containers that we lease are either owned outright by us or owned by third parties and managed by us. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers as of December 31, 2017 (unaudited):

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,381,650	676,349	3,057,999	2,135,792	602,752	2,738,544
Refrigerated	145,924	12,192	158,116	590,811	49,304	640,115
Other specialized	56,417	7,360	63,777	86,520	12,421	98,941
Total fleet	2,583,991	695,901	3,279,892	2,813,123	664,477	3,477,600
Percent of total fleet	78.8%	21.2%	100.0%	80.9%	19.1%	100.0%

The amounts in the table above did not change significantly from December 31, 2017 to the date of this Annual Report on Form 20-F.

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

Term leases

Term leases (also referred to as long-term leases) provide a customer with a specified number of containers for a specified period, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease.  Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives rather than for a specified period.  Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers.  Term leases provide us with enhanced cash flow certainty due to their extended duration but carry lower per diem rates than other lease types. As of December 31, 2017, 78.4% of our owned on-hire fleet, as measured in TEU, was on term leases.

As of December 31, 2017, our term leases had an average remaining duration of 36 months, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, for leases that are not extended our containers typically remain on-hire at the contractual per diem rate for an average of an additional 13 months beyond the end of the contractual lease term.

The following are the minimum future rentals for our owned fleet at December 31, 2017, due under long-term leases (in thousands):

Year ending December 31 (dollars in thousands):
2018	$263,425
2019	189,130
2020	131,427
2021	91,685
2022 and thereafter	120,345
Total future minimum lease payments receivable	$796,012

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

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off location limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. A subset of master leases are our special leases, which are predominately round-trip Asia leases, allowing customers to return containers at any time but with restrictions on drop-off locations, generally in higher demand locations in Asia. As of December 31, 2017, 13.2% of our owned on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2017, 2.7% of our total on-hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under other leases. Finance leases require the lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct financing and sales-type leases” on our consolidated balance sheets. As of December 31, 2017, approximately 5.7% of our owned on-hire fleet, as measured in TEU, was on finance leases with an average remaining term of 24 months.

Maintenance, Repair and Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2017, DPP revenue was 2.1% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers.

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

Re-leasing

Since our leases allow our lessees to return their containers, we typically lease a container several times during its life. New containers can usually be leased with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased in smaller transactions that are structured to accommodate pick-ups and returns in a variety of locations. Our utilization rates depend in part on our re-leasing capabilities. Factors that affect our ability to re-lease used containers include the size of our lessee base, ability to anticipate lessee needs, their presence in relevant geographic locations and the level of service we provide our lessees. We believe that our global presence and relationships with approximately 300 container lessees provide us an advantage in re-leasing our containers relative to many of our smaller competitors.

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

Depot Management

As of December 31, 2017, we managed our container fleet through approximately 530 independent container depot facilities in more than 230 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot relationships and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We occasionally supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2017, a large majority of our off-lease inventory was located at depots that are able to report container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

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

Management Services

As of December 31, 2017, we owned approximately 79% of the containers in our fleet (including containers held by entities we wholly and partially own), and managed the rest, equaling 695,901 TEU, on behalf of 12 affiliated and unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our information technology (“IT”) systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1% to 2% of the purchase price; daily management fees of 8% to 13% of net operating income; and disposal fees of 5% to 10% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $15.0 million, $13.4 million and $15.6 million for the years ended December 31, 2017, 2016 and 2015, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine services of the containers subject to the agreement.

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

This contract also allows the U.S. military to return containers in many locations throughout the world. Since the inception of the USTranscom contract, we have delivered or transitioned approximately 171,000 containers and chassis to the U.S. military, of which approximately 116,000 containers have been returned. In addition, approximately 51,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated loss value for each such container. The USTranscom contract expired on June 23, 2013 and we were awarded a new contract on December 12, 2013. The new contract covered a base year starting on December 24, 2013, was renewed on October 1, 2014, October 1, 2015, October 1, 2016 and on October 1, 2017 with the contract extended until September 30, 2018. We are expecting a new request for next contract proposal by US Transcom within the upcoming months and the USTranscom has indicated that it will move to a multi-vendor container supply platform for the new contract.

Resale of Containers

Our Resale Division sells containers from our fleet at the end, typically about 13 years, of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a team of 19 container sales and operations specialists in five offices globally that manage the sale process for these used containers. Our Resale Division is one of the largest sellers of used containers among container lessors, selling an average of more than 130,000 containers per year for the last five years to more than 1,400 customers. Our Resale Division has been a significant profit center for us. From 2013 through 2017, this Division generated $47.4 million in income before income tax and noncontrolling interests, including $10.9 million during 2017. We generally sell containers to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

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

Other factors reducing losses due to default by a lessee or customer include the growth in the container shipping industry, our constant monitoring of collections, effective collection mechanism, our historically high recovery rate for containers in default situations and the re-marketability of our container fleet. The growth in the container shipping industry helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, have historically been needed to meet the demand for world containerized trade. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults for most of our customers, in addition to the insurance that our customers are required to obtain, however our equipment recovery insurance is subject to high deductibles and has coverage limits and exclusions.

During 2013 through 2017, we recovered, on average, 84% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. In connection with the Hanjin bankruptcy, 93% of the containers leased to Hanjin have been turned in, and we believe the unrecovered containers and the recovery expenses will be recoverable under the insurance policies. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 1.6% of our lease rental income over such period.

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

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2017, our global sales and customer service group consisted of approximately 81 people, with 17 in North America, 43 in Asia and Australia, 15 in Europe and 6 in Africa.

Customers

We believe that our staff, organization and long presence in the business have resulted in very strong relationships with our shipping line customers. Our top 20 customers, as measured by lease billings of our total owned and managed fleet, have leased containers from us for an average of almost 30 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 3.8. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. We had one customer that individually accounted for 14.4%, 12.0% and 10.4% of our lease billings for owned containers in 2017, 2016 and 2015, respectively. The Company’s second largest customer individually accounted for 13.6%, 14.0% and 11.0% of our lease billings for owned containers in

2017, 2016 and 2015, respectively. Our top 20 customers include all of the world’s largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to approximately 300 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. military. Our five largest customers accounted for approximately 49.5% of our total owned and managed fleet’s 2017 lease billings. Our top five customers by lease billings in 2017 were Mediterranean Shipping Company S.A., CMA-CGM S.A., Cosco Container Lines, Evergreen Marine Corp. Ltd. and Hapag-Lloyd AG. During 2017, 2016 and 2015, revenue from our 20 largest container lessees by lease billings represented 80.0%, 78.9% and 77.4% of our total owned and managed fleet’s container leasing billings, respectively, with lease billings from our single largest container lessee accounting for $80.2 million, $73.0 million and $72.9 million or 15.1%, 13.6% and 11.9% of our total owned and managed fleet’s container lease billings during the respective periods.  A default by any of these major customers, such as the bankruptcy of Hanjin in 2016, could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

Proprietary Information Technology

We have developed proprietary IT systems that allow us to monitor container status and offer our customers a high level of service. Our systems include internet-based updates regarding container availability and booking status. Our systems record the status of and provide the accounting and billing for each of our containers individually by container number. We also have the ability to produce complete management reports for each portfolio of equipment we own and manage. This makes us a preferred candidate to quickly assume management of competitors’ container fleets. We also maintain proprietary technology in support of our military business.

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

Competition

According to World Cargo News, as of January 2017, the top ten container leasing companies, as measured on a TEU basis, control approximately 94.6%, and the top five container leasing companies control approximately 76.9%, of the total equipment held by all container lessors. According to this data, we are one of the world’s largest lessors of intermodal containers based on fleet size by TEU and we manage approximately 16.6% by TEU of the equipment held by all container leasing companies.

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

Container production also raises environmental concerns.  The floors of dry containers are plywood made from timber which may include tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials.  New woods or other alternatives have not proven their durability over the typical life of a dry container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted.   Also, the insulation foam in the walls of refrigerated containers requires the use of a blowing agent that contains CFC's. Manufacturers are phasing out the use of this blowing agent in manufacturing.  However, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices. The container industry in China has always used solvent-based paint systems. New regulations in China for the container industry require stopping the use of solvent-based paint systems, due to the restrictions on volatile organic compounds used in solvent-based paints. To comply with the new regulations, new water borne paint systems have been developed and are being used by container manufacturers.  This change was already implemented in all factories in Southern China as of July 2016. The remaining container factories in China have been required to use water borne paint systems since April 1, 2017. The use of water borne paint systems has required significant factory investment and it is problematic to apply water borne paint during the winter in colder parts of China.  The conversion to water borne paint may impact factory capacity, increase the cost of containers and require greater investment by us in container inspection and factory supervision.

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

Our current corporate structure is as follows:

Textainer Group Holdings Limited
Bermuda
100% owned
Textainer Equipment Management Limited
Bermuda
100% owned
Textainer Limited
Bermuda
100% owned
Textainer Equipment Management (S) Pte Ltd
Singapore
100% owned
Textainer Equipment Management (U.K.) Limited
United Kingdom
100% owned
Textainer Equipment Management (U.S.) Limited
United States
100% owned
Textainer Equipment Management (U.S.) II LLC
United States
100% owned
Textainer Marine Containers Limited
Bermuda (Dormant)
100% owned
Textainer Marine Containers II Limited
Bermuda
100% owned
Textainer Marine Containers III Limited
Bermuda
100% owned
Textainer Marine Containers IV Limited
Bermuda
100% owned
Textainer Marine Containers V Limited
Bermuda
100% owned
Textainer Marine Containers VI Limited
Bermuda
100% owned
Textainer Asset Finance Limited
Bermuda (Dormant)
50.1% owned
TAP Funding Ltd.
Bermuda
25% owned
TW Container Leasing, Ltd.
Bermuda

We currently own 100% of all of our direct and indirect subsidiaries, except for TAP Funding and TW. TAP Funding is a joint venture involving TL and TAP.  As of December 31, 2017, TL owned 50.1% and TAP owned 49.9% of the common shares and TL had two voting rights and TAP had one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity.  TW is a joint venture involving TL and WFC, a wholly-owned subsidiary of Wells Fargo and Company.  As of December 31, 2017, TL owned 25% and WFC owned 75% of the common shares and related voting rights of TW.

Our principal shareholder, Halco, which owned approximately 47.8% of our outstanding share capital as of December 31, 2017, is a wholly-owned subsidiary of Trencor Limited. Trencor is a South African public investment holding company, that has been listed on the JSE in Johannesburg, South Africa since 1955. Trencor’s origins date from 1929, and it currently has businesses owning, leasing and managing marine cargo containers and finance related activities. Halco was previously wholly-owned by Halco Trust, a discretionary trust with an independent trustee. On February 20, 2018, Halco Trust distributed and transferred to Trencor Limited, a nominated discretionary beneficiary of Halco Trust, the trust’s 100% shareholding in Halco.

James E. McQueen, Hennie Van der Merwe and David M. Nurek are members of our board of directors and the board of directors of Trencor. In addition, two of our directors, Iain Brown and Hennie Van der Merwe are also members of the board of directors of Halco.

D.	Property, Plant and Equipment

As of December 31, 2017, our employees were located in 14 regional and area offices in 13 different countries. We maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated. We have 13 offices outside Bermuda, including our administrative office in San Francisco, California and offices in Cranford, New Jersey; New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Klang, Malaysia; Hong Kong; and Shanghai, China. We lease our office space in Bermuda, the U.S., United Kingdom and Singapore and have exclusive agents that secure office space for us in our other locations. The lease for our Bermuda office expires in December 2018, the lease for our San Francisco office expires in May 2027, the lease for our Hackensack, New Jersey office expires in August 2021, the lease for our New Malden, United Kingdom office expires in December 2019 and our lease for our Singapore office expires in August 2021. In addition, we have non-exclusive agents who represent us in India, Indonesia, Pakistan, Republic of the Philippines, Sri Lanka, Thailand, and Vietnam. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

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

Certain previously reported information have been revised for the effect of immaterial corrections of identified errors related to the calculation of the gain on sale of containers, net and to properly account for lease concessions. See Note 2 “Immaterial Correction of Errors in Prior Periods” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

Executive Summary

Operating since 1979, we are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.2 million containers, representing almost 3.3 million TEU. During 2017: (i) we ordered approximately $625 million for 300,000 TEU in capital expenditures for our total fleet, (ii) we increased the managed portion of our total fleet to 21.2% as of December 31, 2017 from 19.0% as of December 31, 2016 primarily due to our assumption of the management of 182,000 TEU formerly owned and managed by Magellan Maritime Services GmbH, a German container lessor that became insolvent, (iii) utilization averaged 96.4% compared to 94.7% in 2016; (iv)  we completed over $2.3 billion of financing in the debt markets, resulting in $540 million in net incremental debt funding, and (v) we recorded a $7.6 million expense in write-off of unamortized debt issuance costs and bond discounts related to the early redemption and amendments on our various debt facilities.  Refer to “2018 Outlook” below for further discussion.

Our business comprises three reportable segments for financial reporting purposes: Container Ownership, Container Management and Container Resale. Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which net operating income on our owned fleet and management fee income exceed our operating costs. The key drivers of our net operating income are fleet size, rental rates, direct costs and utilization. Our operating costs primarily consist of depreciation, container impairment, amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices;
•	interest rates;
•	our ability to lease our new containers shortly after we purchase them;
•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;

•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among shipping lines and/or container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers; and
•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details of these and other factors which may affect our business and results of operations, see Item 3, “Key Information-- Risk Factors.”

2018 Outlook

We expect the favorable market conditions we are seeing to continue into 2018, mostly driven by solid trade growth, shipping lines preference to lease, and minimal depot inventory. Forecasted growth in 2018 GDP has increased recently to around 4% due to several factors including strengthening European economies and the tax cut in the US.  Container trade is expected to grow at an even faster rate.  We expect new container prices to remain stable given the recent increase in steel prices and ongoing demand. Resale prices are also expected to remain high given the level of new container prices and the limited supply of containers placed on sale as a result of near full utilization. Yields on new leases have slightly moderated as competition increases.  However, assuming disciplined ordering by lessors and shipping lines, we expect returns to remain at attractive levels.

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

Direct Container Expenses. Storage, handling, maintenance, repositioning, agency costs, insurance expenses and other direct container expenses are operating costs of our owned fleet. Storage and handling expenses occur when our customers drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other direct container expenses include maintenance expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Other direct container expenses also include agency costs, which are operational expenses incurred in our agent offices, and insurance expenses, which include customer default insurance and recovery costs for problem lessees. Storage, handling, maintenance, repositioning, and other direct container expenses are directly related to the number of containers in our owned fleet and inversely related to our utilization rate for those containers. As utilization increases, we typically have lower storage, handling, maintenance and repositioning expenses. We use the direct expense method of accounting for maintenance and repairs.

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

Depreciation Expense. We depreciate our non-refrigerated containers other than open top and flat rack containers over a period of 13 to 14 years, refrigerated containers over a period of 12 years, tank containers over a period of 20 years and open top and flat rack containers over a period of 14 to 16 years, on a straight-line basis to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimates accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning from the third quarter of 2015, depreciation of our existing owned fleet increased as a result of a decrease in the estimated residual value of our 40’ high cube dry containers. Beginning from the third quarter of 2016, depreciation of our existing owned fleet increased as a result of a decrease in the estimated residual values of our 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers, partially offset by an increase in the estimated useful lives of 40’dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers. Beginning from the third quarter of 2017, depreciation of our existing owned fleet decreased as a result of an increase in the estimated residual value of our 20’ dry containers, 40’ dry containers and 40’ high cube dry containers.

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

When the Company is required to write down the cost basis of its containers identified for sale to fair value less cost to sell, the Company measures the fair value of its containers identified for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell. Any subsequent increase in fair value are recognized as reversal of container impairment but not in excess of the cumulative loss previously recognized.

Amortization Expense. Amortization expense represents the amortization of the price paid for the rights to manage the container fleets of Capital Intermodal Limited, Capital Intermodal GmbH and Capital Intermodal Assets Limited(collectively “Capital Intermodal”) and Amphibious Container Leasing Limited (“Amficon”); Capital Lease Limited, Hong Kong (“Capital”). The purchase prices are being amortized over the expected useful lives of the contracts on a pro-rata basis to the expected management fees.

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

A.  Operating Results

Comparison of the Years Ended December 31, 2017, 2016 and 2015

The following table summarizes our total revenues for the years ended December 31, 2017, 2016 and 2015 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2017	2016	2015	2017 and 2016	2016 and 2015
	(Dollars in thousands)
Lease rental income	$444,888	$460,427	$512,544	(3.4%)	(10.2%)
Management fees	14,994	13,420	15,610	11.7%	(14.0%)
Trading container sales proceeds	4,758	15,628	12,670	(69.6%)	23.3%
Gain on sale of containers, net	26,210	6,761	3,454	287.7%	95.7%
Total revenues	$490,850	$496,236	$544,278	(1.1)%	(8.8%)

Lease rental income decreased $15,539 (-3.4%) from 2016 to 2017.  This decrease was primarily due to a 9.1% decrease in average per diem rental rates, partially offset by a 1.2 percentage point increase in utilization for our owned fleet and a 4.8% increase in our owned fleet size. Lease rental income decreased $52,117 (-10.2%) from 2015 to 2016.  This decrease was primarily due to a 12.9% decrease in average per diem rental rates and a 2.2 percentage point decrease in utilization for our owned fleet, partially offset by a 4.1% increase in our owned fleet size. The decrease in lease rental income for 2016 included a $11,534 decrease in revenue from Hanjin’s bankruptcy in August 2016.

Management fees increased $1,574 (11.7%) from 2016 to 2017 due to a $1,723 increase in sales commissions and a $560 resulting from a 6.0% increase in the size of the managed fleet, partially offset by a $551 decrease due from lower acquisition fees due to lesser container purchases and a $158 decrease resulting from lower fleet profitability. Management fees decreased $2,190 (-14.0%) from 2015 to 2016 due to a $1,600 decrease resulting from a 7.5% decrease in the size of the managed fleet primarily due to disposals of containers that reached the end of their useful lives, a $892 decrease due to lower fleet profitability and a $238 decrease in sales commissions, partially offset by a $540 increase from higher acquisition fees due to more managed container purchases.

Trading container sales proceeds decreased $10,870 (-69.6%) from 2016 to 2017 due to a $12,830 decrease resulting from a 82.1% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell, partially offset by an $1,960 increase due to an increase in average sales proceeds per container. Trading container sales proceeds increased $2,958 (23.3%) from 2015 to 2016 due to a $9,298 increase resulting from a 73.4% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $6,340 decrease due to a decrease in average sales proceeds per container.

Gain on sale of containers, net, increased $19,449 (287.7%) from 2016 to 2017 primarily due to a $20,751 increase resulting from an increase in average sales proceeds of $189 per unit and a $988 increase from an average net gain on sales-type leases, partially offset by of $1,453 decrease resulting from a 21.2% decrease in the number of containers sold. Gain on sale of containers, net, increased $3,307 (95.7%) from 2015 to 2016 primarily due to a $2,618 increase resulting from an increase in average sales proceeds of $19 per unit and a $815 increase resulting from a 23.8% increase in the number of containers sold, partially offset by a $126 decrease from an average net loss on sales-type leases.

The following table summarizes our total operating expenses for the years ended December 31, 2017, 2016 and 2015 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2017	2016	2015	2017 and 2016	2016 and 2015
	(Dollars in thousands)
Direct container expense	$60,321	$62,596	$47,342	(3.6%)	32.2%
Cost of trading containers sold	3,302	15,904	12,475	(79.2%)	27.5%
Depreciation expense	231,043	236,144	191,930	(2.2%)	23.0%
Container impairment	8,072	94,623	35,345	(91.5%)	167.7%
Amortization expense	4,092	5,053	4,741	(19.0%)	6.6%
General and administrative expense	30,697	26,311	27,645	16.7%	(4.8%)
Short-term incentive compensation expense	3,481	2,242	913	55.3%	145.6%
Long-term incentive compensation expense	5,499	5,987	7,040	(8.2%)	(15.0%)
Bad debt expense, net	477	21,166	5,028	(97.7%)	321.0%
Total operating expenses	$346,984	$470,026	$332,459	(26.2%)	41.4%

Direct container expense decreased $2,275 (-3.6%) from 2016 to 2017 primarily due to an increase in utilization for our owned fleet, partially offset by an increase in the size of our owned fleet and included a $8,754 decrease in storage expense, a $2,950 decrease in recovery costs for problem lessees, partially offset by a $5,191 increase in repositioning expense, a $2,039 increase in maintenance expense and a $1,401 increase in insurance expense. Direct container expense increased $15,254 (32.2%) from 2015 to 2016 primarily due to a decrease in utilization for our owned fleet and an increase in the size of our owned fleet and included a $8,419 increase in storage expense, a $2,283 increase in repositioning expense, a $2,281 increase in handling expense and a $1,313 increase in insurance expense.

Cost of trading containers sold decreased $12,602 (-79.2%) from 2016 to 2017 due to a $13,057 decrease resulting from an 82.1% decrease in the number of containers sold due to a decrease in the number of trading containers that we were able to source and sell, partially offset by a $455 increase resulting from a 16.0% increase in the average cost per unit of containers sold. Cost of trading containers sold increased $3,429 (27.5%) from 2015 to 2016 due to a $9,155 increase resulting from a 73.4% increase in the number of containers sold due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $5,726 decrease resulting from a 26.5% decrease in the average cost per unit of containers sold.

Depreciation expense decreased $5,101 (-2.2%) from 2016 to 2017 and increased $44,214 (23.0%) from 2015 to 2016.  The following table summarizes the variances included within these changes,

	From 2016 to 2017	From 2015 to 2016
Increase in the size of our owned fleet, excluding fully depreciated containers	$6,405	$29,301
Increase in estimated future residual value of 20' dry, 40' dry and 40' high cube dry containers used in the calculation of depreciation expense, effective July 1, 2017	(7,104)	—
Decrease in estimated future residual value of 20' dry, 40' dry, 40' high cube dry and 40' folding flat rack containers and increase in the estimated useful lives of 40' dry, 20' folding flat rack, 20' open top and 40' folding flat rack containers, used in the calculation of depreciation expense effective July 1, 2016, of which $4,402 was a one-time charge for containers that were fully depreciated to their previous residual value	(4,402)	25,432
Decrease in estimated future residual value of 40' high cube dry containers used in the calculation of depreciation expense, effective July 1, 2015	—	(10,519)
	$(5,101)	$44,214

Container impairment decreased $86,551 (-91.5%) from 2016 to 2017 and increased $59,278 (167.7%) from 2015 to 2016. The following table summarizes the variances included within these changes,

	From 2016 to 2017	From 2015 to 2016
Write down containers on terminated direct finance leases to their estimated fair market value or net book value and for containers that were deemed unlikely to be recovered ($4,750 insurance deductible) from a bankrupt customer in 2016	$(22,149)	$22,149
(Decrease) increase in impairment to write down the value of containers held for sale to their estimated fair value less cost to sell	(50,980)	33,772
(Decrease) increase in impairment for containers that were unlikely to be recovered from lessees in default	(465)	4,273
Decrease in impairment on containers to a customer that became insolvent in 2015	(1,732)	(916)
Reversal of previously recorded impairments on containers held for sale due to rising used container prices during 2017	(11,225)	—
	$(86,551)	$59,278

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the Capital Intermodal, Amficon and Capital fleets. Amortization expense decreased $961 (-19.0%) and increased $312 (6.6%) from 2016 to 2017 and from 2015 to 2016, respectively, primarily due to a revision in management fee revenue estimates for the Capital Intermodal, Amficon and Capital fleets.

General and administrative expense increased $4,386 (16.7%) from 2015 to 2016 primarily due to a $2,167 increase in rent expense, included a $1,280 non-recurring charge recorded during 2017 related to an adjustment of prior periods expense, a $899 increase in compensation costs, a $835 increase in professional fees, and a $270 increase in information technology costs. General and administrative expense decreased $1,334 (-4.8%) from 2015 to 2016 primarily due to a $815 decrease in professional fees, a $349 decrease in rent expense, a $219 decrease in compensation costs and a $197 decrease in travel and entertainment expense, partially offset by a $247 increase in information technology costs.

Short-term incentive compensation expense increased $1,239 (55.3%) from 2016 to 2017 due to an increase in the amount of incentive compensation awards for 2017 compared to 2016 resulting from a better achievement of our anticipated financial performance for the fiscal year 2017 compared to fiscal year 2016. Short-term incentive compensation expense increased $1,329 (145.6%) from 2015 to 2016 due to an increase in the amount of incentive compensation awards for 2016 compared to 2015 resulting from a better achievement of our anticipated financial performance for the fiscal year 2016 compared to fiscal year 2015.

Long-term incentive compensation expense decreased $488 (-8.2%) from 2016 to 2017 primarily due to lower fair value of share options and restricted share units that were granted under the 2015 Share Incentive Plan (“2015 Plan”) in November 2016 that vested in 2017 and an adjustment to forfeiture rates in 2017, partially offset by additional share options and restricted share units that were each granted under the 2015 Plan in November 2016 and 2017. Long-term incentive compensation expense decreased $1,053 (-15.0%) from 2015 to 2016 primarily due to lower fair value of share options and restricted share units that was granted under the 2015 Plan in November 2015 that vested in 2016 and an adjustment to forfeiture rates in 2016 partially offset by additional share options and restricted share units that were each granted under the 2015 Plan in November 2015 and 2016.

Bad debt expense, net, decreased $20,689 (-97.7%) from 2016 to 2017 primarily due to a provision of $18,992, net of insurance proceeds, for Hanjin’s bankruptcy in 2016 and management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had improved during 2017. Bad debt expense, net, increased $16,138 (321.0%) from 2015 to 2016 primarily due to a provision of $18,992, net of insurance proceeds, for Hanjin’s bankruptcy in 2016, as compared to a provision of $2,574 resulting from a customer that became insolvent in 2015 and management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had improved during 2016.

The following table summarizes other income (expenses) for the years ended December 31, 2017, 2016 and 2015 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2017	2016	2015	2017 and 2016	2016 and 2015
	(Dollars in thousands)
Interest expense	$(117,475)	$(85,215)	$(76,063)	37.9%	12.0%
Write-off of unamortized deferred debt issuance costs and bond discounts	(7,550)	—	(458)	100.0%	(100.0%)
Interest income	613	408	125	50.2%	226.4%
Realized losses on interest rate swaps, collars and caps, net	(1,191)	(8,928)	(12,823)	(86.7)%	(30.4%)
Unrealized gains (losses) on interest rate swaps, collars and caps, net	4,094	6,210	(1,947)	(34.1)%	(419.0%)
Other, net	3	(8)	26	(137.5)%	(130.8%)
Net other expense	$(121,506)	$(87,533)	$(91,140)	38.8%	(4.0%)

Interest expense increased $32,260 (37.9%) from 2016 to 2017 and $9,152 (12.0%) from 2015 to 2016. The increase in interest expense for 2017 compared to 2016 was due to a $34,374 increase resulting from an increase in average interest rates of 1.16 percentage points, partially offset by a $2,114 decrease resulting from a decrease in average debt balances of $75,167. The increase in interest expense for 2016 compared to 2015 was due to a $9,681 increase resulting from an increase in average interest rates of 0.30 percentage points, partially offset by a $529 decrease resulting from a decrease in average debt balances of $21,236.

Write-off of unamortized debt issuance costs and bond discounts increased $7,550 (100.0%) from 2016 to 2017 and decreased $458 (-100.0%) from 2015 to 2016. The write-off of unamortized debt issuance costs and bond discounts for 2017 amount to 7,550, of which $7,228 related to the early redemption of Textainer Marine Containers III Limited’s (“TMCL III”) 2013-1 Bonds, 2014-1 Bonds and 2017-A Notes, $238 related to the amendment of Textainer Marine Containers II Limited’s (“TMCL II”) secured debt facility and $84 related to the amendment of TAP Funding Limited’s (“TAP”) revolving credit facility. There was no write-off of unamortized deferred debt issuance costs and bond discounts for 2016. The write-off of unamortized debt issuance costs and bond discounts for 2015 amounted to $458, of which $160 and $298 which related to the amendment of Textainer Limited’s (“TL”) revolving credit facility and the amendment of Textainer Marine Containers IV Limited’s (“TMCL IV”) secured debt facility, respectively.

Realized losses on interest rate swaps, collars and caps, net decreased $7,737 (-86.7%) from 2016 to 2017 due to a $6,352 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.41 percentage points, and a $1,385 decrease resulting from a decrease in average interest rate swap notional amounts of $282,694. Realized losses on interest rate swaps, collars and caps, net decreased $3,895 (-30.4%) from 2015 to 2016 due to a $7,175 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.41 percentage points, partially offset by a $3,280 increase resulting from an increase in average interest rate swap notional amounts of $352,525.

Unrealized gains on interest rate swaps, collars and caps, net decreased $2,116 (-34.1%) from 2016 to 2017 primarily due to a smaller increase in long-term interest rates during 2017 compared to 2016. Unrealized gains (losses) on interest rate swaps, collars and caps, net changed from a net loss of $1,947 in 2015 to a net gain of $6,210 in 2016 primarily due to a decrease in long-term interest rates during 2015 compared to an increase in long-term interest rates during 2016. Unrealized gains (losses) were triggered by the change of the fair values of the Company’s interest rate hedging instruments, which were mainly due to factors such as projected levels of forward yield curves, credit spreads and the passage of time.

The following table summarizes income tax benefit (expense) and net (loss) income attributable to the noncontrolling interests for the years ended December 31, 2017, 2016 and 2015 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2017	2016	2015	2017 and 2016	2016 and 2015
	(Dollars in thousands)
Income tax (expense) benefit	$(1,618)	$3,447	$(6,695)	(146.9)%	(151.5%)
Net income (loss) attributable to the noncontrolling interests	$1,377	$(5,393)	$5,576	(125.5)%	(196.7%)

Income tax (expense) benefit changed from income tax benefit of $3,447 in 2016 to an income tax expense of $1,618 in 2017. Our effective tax rate in 2017 increased to 7.24% from 5.62% in 2016. The change in income tax (expense) benefit in 2017 compared to 2016 was primarily due to an increase resulting from a higher level of U.S. sourcing income before tax and noncontrolling interests and a higher effective tax rate, partially offset by a tax benefit on the re-measurement of our U.S. deferred tax assets and liabilities due to the 2017 tax reform, TCJA. Income tax benefit (expense) changed from income tax expense of $6,695 in 2015 to an income tax benefit of $3,447 in 2016. Our effective tax rate in 2016 increased marginally to 5.62% from 5.55% in 2015. The change in income tax benefit (expense) in 2016 compared to 2015 was primarily due to a decrease resulting from a lower level of U.S. sourcing income before tax and noncontrolling interests.

Net income (loss) attributable to the noncontrolling interests in 2017, 2016 and 2015 represents the noncontrolling interest’s portion of TAP Funding and TW Container Leasing, Ltd.’s (“TW”) net income (loss). Net income attributable to the noncontrolling interests for the year ended December 31, 2017 and 2015 represents the noncontrolling interest’s portion of TAP Funding’s and TWCL’s net income. Net loss attributable to the noncontrolling interests for the years ended December 31, 2016 represents the noncontrolling interest’s portion of TAP Funding’s and TWCL’s net loss. See Item 4, “Information on the Company— History and Development of the Company.”

Segment Information

The following table summarizes our income (loss) before income taxes and noncontrolling interests attributable to each of our business segments for the years ended December 31, 2017 and 2016 and 2015 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2017	2016	2015	2017 and 2016	2016 and 2015
	(Dollars in thousands)
Container ownership	$(1,707)	$(84,252)	$88,536	(98.0%)	(195.2%)
Container management	15,376	18,134	26,305	(15.2%)	(31.1%)
Container resale	10,854	6,178	9,335	75.7%	(33.8%)
Other	(3,568)	(3,016)	(4,283)	18.3%	(29.6%)
Eliminations	1,405	1,633	786	(14.0%)	107.8%
Income before income tax and noncontrolling interests	$22,360	$(61,323)	$120,679	(136.5%)	(150.8%)

Loss before income taxes and noncontrolling interests attributable to the Container Ownership segment decreased $82,545 (-98.0%) from 2016 to 2017. The following table summarizes the variances included within this decrease:

Increase in interest expense	$(32,260)	(1)
Decrease in lease rental income	(16,027)	(2)
Increase in write-off of unamortized deferred debt issuance costs and bond discounts	(7,550)	(3)
Decrease in unrealized gains on interest rate swaps, collars and caps, net	(2,116)	(4)
Decrease in container impairments	86,551	(5)
Decrease in bad debt expense	20,685	(6)
Increase in gain on sale of containers, net	19,449	(7)
Decrease in realized losses on interest rate swaps, collars and caps, net	7,737	(8)
Decrease in depreciation expense	4,921	(9)
Other	1,155
	$82,545

(1)	The increase in interest expense was primarily due to an increase in average interest rates of 1.16 percentage points, partially offset by a decrease in average debt balances of $75,167.
(2)

The decrease in lease rental income was primarily due to a 9.1% decrease in average per diem rental rates, partially offset by a 1.2 percentage point increase in utilization for our owned fleet and a 4.8% increase in our owned fleet size.

(3)

The write-off of unamortized debt issuance costs and bond discounts in 2017 amounted to $7,228, $238 and $84, which related to the early redemption of TMCL III’s 2013-1 Bonds, 2014-1 Bonds and 2017-A Notes, amendment of TMCL II’s Secured Debt Facility, and amendment of TAP’s Revolving Credit Facility, respectively.

(4)	The decrease in unrealized gains (losses) on interest rate swaps, collars and caps, net was primarily due to a lower increase in long-term interest rates during 2017 compared 2016.
(5)

The decrease in container impairment was due to a $50,980 decrease in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $11,225 reversal of previously recorded impairments on containers held for sale due to rising used container prices during 2017, a $465 decrease in impairments for containers that were unlikely to be recovered from lessees in default, a $17,399 impairment to write down the carrying value of containers on terminated direct finance leases to their estimated fair market value and a $4,750 impairment net of estimated insurance proceeds for containers on operating and direct financing leases that were deemed unlikely to be recovered from a customer that filed for bankruptcy in August 2016 and a $1,732 decrease in impairment for containers on operating and direct financing leases that were deemed unlikely recoverable from a customer that became insolvent in 2015.

(6)

The decrease in bad debt expense, net was primarily due to a provision of $18,992, net of insurance proceeds, for Hanjin’s bankruptcy in 2016 and management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had improved during 2017.

(7)

The increase in gain on sale of containers, net was primarily due to an increase in average sales proceeds of $189 per unit and an increase from a net gain on sales-type leases, partially offset by a 21.2% decrease in the number of containers sold.

(8)

The decrease in realized losses on interest rate swaps, collars and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.41 percentage points and a decrease in average interest rate swap notional amounts of $282,694.

(9)

The decrease in depreciation expense was primarily due to a $7,104 decrease resulting from an increase in the estimated future residual value of 20’ dry, 40’ dry and 40’ high cube dry containers used in the calculation of depreciation expense effective July 1, 2017 and a $4,402 one-time charge for containers that were fully depreciated to their previous residual value on the decrease in the estimated future residual value of 20’ dry, 40’ dry, 40’ high cube dry and 40’ folding flat rack containers used in the calculation of depreciation expense effective July 1, 2016, including a, partially offset by a $6,585 increase resulting from an increase in the size of our owned fleet, excluding fully depreciated containers.

(Loss) income before income taxes and noncontrolling interests attributable to the Container Ownership segment decreased $172,788 (-195.2%) from 2015 to 2016. The following table summarizes the variances included within this decrease:

Increase in container impairments	$(59,278)	(1)
Decrease in lease rental income	(52,708)	(2)
Increase in depreciation expense	(44,414)	(3)
Increase in bad debt expense	(16,129)	(4)
Increase in interest expense	(8,694)	(5)
Increase in direct container expense	(6,776)	(6)
Change from unrealized losses on interest rate swaps, collars and caps, net in 2015 to unrealized gains on interest rate swaps, collars and caps, net in 2016	8,157	(7)
Decrease in realized losses on interest rate swaps and caps, net	3,895	(8)
Increase in gain on sale of containers, net	3,307	(9)
Other	(148)
	$(172,788)

(1)

The increase in container impairment was due to a $33,772 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell, a $4,273 increase in impairments for containers that were unlikely to be recovered from lessees in default, a $17,399 impairment to write down the carrying value of containers on terminated direct finance leases to their estimated fair market value and a $4,750 impairment net of estimated insurance proceeds for containers on operating and direct financing leases that were deemed unlikely to be recovered from a customer that filed for bankruptcy in August 2016, partially offset by a $916 decrease in impairment for containers on operating and direct financing leases that were deemed unlikely recoverable from a customer that became insolvent in 2015.

(2)

The decrease in lease rental income was primarily due to a 12.9% decrease in average per diem rental rates and a 2.2 percentage point decrease in utilization for our owned fleet, partially offset by a 4.1% increase in our owned fleet size. The decrease in lease rental income for 2016 included a $11,534 decrease in revenue from Hanjin’s bankruptcy in August 2016.

(3)

The increase in depreciation expense was primarily due to a $29,501 increase resulting from an increase in the size of our owned fleet and a $25,432 net increase resulting from a decrease in the estimated future residual value of 20’ dry, 40’ dry, 40’ high cube dry and 40’ folding flat rack containers and an increase in the estimated useful lives of 40’ dry, 20’ folding flat rack, 20’ open top and 40’ folding flat rack containers used in the calculation of depreciation expense effective July 1, 2016, including a $4,402 a one-time charge for containers that were fully depreciated to their previous residual value, partially offset by a $10,519 increase resulting from a decrease in the estimated future residual value of 40’ high cube dry containers used in the calculation of depreciation expense, effective July 1, 2015.

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

(5)	The increase in interest expense for 2016 was primarily due to an increase in average interest rates of 0.30 percentage points, partially offset by a decrease in average debt balances of $21,236.
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

(9)

The increase in gain on sale of containers, net was primarily due to an increase in average sales proceeds of $19 per unit and a 23.8% increase in the number of containers sold, partially offset by a decrease from a net loss on sales-type leases.

Income before income taxes and noncontrolling interests attributable to the Container Management segment decreased $2,758 (-15.2%) from 2016 to 2017. The following table summarizes the variances included within this decrease:

Increase in general and administrative expense	$(4,123)	(1)
Increase in short term incentive compensation expense	(1,124)	(2)
Increase in management fees	1,326	(3)
Decrease in long term incentive compensation expense	1,069	(4)
Other	94
	$(2,758)

(1)	The increase in general and administrative expense was primarily due to increases in rent expense, compensation costs, professional fees and information technology costs.
(2)

The increase in short-term incentive compensation expense was due to an increase in the incentive compensation awards for 2017 compared to 2016 resulting from a better achievement of our anticipated financial performance for the fiscal year 2017 compared to fiscal year 2016.

(3)

The increase in management fees was primarily due to a $1,216 increase in inter-segment management fees received from our Container Ownership segment primarily due to an increase in the size of the owned fleet, partially offset by lower profitability of the owned fleet, a $233 increase in inter-segment acquisition fees received from our Container Ownership segment primarily due to an increase in the amount of owned container purchases, partially offset by a $123 decrease in management fees from external customers resulting from lower acquisition fees due to lesser container purchases, partially offset by a 6.0% increase in the size of the managed fleet. Inter-segment management fees and acquisition fees are eliminated in consolidation.

(4)

The decrease in long-term incentive compensation expense was primarily due to lower fair value of share options and restricted share units that were granted under the 2015 Plan in November 2016 that vested in 2017 and an adjustment to forfeiture rates in 2017, partially offset by additional share options and restricted share units that were each granted under the 2015 Plan in November 2016 and 2017.

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

Income before income taxes and noncontrolling interests attributable to the Container Resale segment increased $4,676 (75.7%) from 2016 to 2017. The following table summarizes the variances included within this increase:

Increase in management fees	$2,706	(1)
Change from losses on container trading, net to gains on container trading, net	1,739	(2)
Other	231
	$4,676

(1)

The increase in management fees was due to an increase in sales commissions resulting from a $1,722 increase in sales commissions from external customers primarily due to an increase in average sales proceeds of managed container sales, partially offset by a decrease in the volume of managed containers sales and a $984 increase in inter-segment sales commissions received from our Container Ownership segment primarily due to an increase in average sales proceeds of owned container sales, partially offset by a decrease in the volume of owned container sales. Inter-segment sales commissions are eliminated in consolidation.

(2)

Net gains (losses) on container trading, net changed from a net loss of $284 in 2016 to a net gain of $1,455 in 2017 primarily due to an increase in average sales margin per container, partially offset by an 82.1% decrease in unit sales resulting from a decrease in the number of trading containers that we were able to source and sell.

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
(3)

Net (losses) gains on container trading, net changed from a net gain of $208 in 2015 to a net loss of $284 in 2016 primarily due to a decrease in average sales margin per container, partially offset by a 73.4% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments increased $552 (18.3%) from 2016 to 2017 primarily due to a $541 increase in long-term incentive compensation expense resulting from additional share options and restricted share units that were each granted under the 2015 Plan in November 2016 and 2017.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments decreased $1,267 (-29.6%) from 2015 to 2016 primarily due to a $1,110 decrease in corporate overhead expense resulting primarily from a decrease in professional fees.

Segment eliminations decreased $228 (-14.0%) from 2016 to 2017 and consisted of a $233 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $5 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations increased $847 (107.8%) from 2015 to 2016 and consisted of a $531 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $316 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 75% of our direct container expenses in 2017 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In 2017, our non-U.S. dollar operating expenses were spread among 20 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

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

Container Resale Revenue. We recognize revenue from resale of used containers at the time of delivery to, or pick-up by, the customer and when collectability is reasonably assured. The related expenses represent the cost of trading containers sold as well as other selling costs that are recognized as incurred.

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

We assessed the estimates used in the Company’s depreciation policy on a quarterly basis during the years ended December 31, 2017 and 2016. We take a long-term view when assessing its residual values and typically does not change its residual values until disposal prices have been significantly above or below residual values between one to two years.

The Company estimates the useful lives and residual values of its containers to be as follows:

	Effective July 1, 2017		July 1, 2016 through June 30, 2017		January 1, 2016 through June 30, 2016
	Estimated useful	Residual	Estimated useful	Residual	Estimated useful	Residual
	life (years)	Value	life (years)	Value	life (years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$1,000	13	$950	13	$1,050
40'	14	$1,200	14	$1,150	13	$1,300
40' high cube	13	$1,350	13	$1,300	13	$1,450
45' high cube dry van	13	$1,500	13	$1,500	13	$1,500
Refrigerated containers:
20'	12	$2,750	12	$2,750	12	$2,750
20' high cube	12	$2,049	12	$2,049	12	$2,049
40' high cube	12	$4,500	12	$4,500	12	$4,500
Open top and flat rack containers:
20' folding flat rack	15	$1,300	15	$1,300	14	$1,300
40' folding flat rack	16	$1,700	16	$1,700	14	$2,000
20' open top	15	$1,500	15	$1,500	14	$1,500
40' open top	14	$2,500	14	$2,500	14	$2,500
Tank containers	20	10% of cost	20	10% of cost	20	10% of cost

During the third quarter 2017, the Company reassessed the estimates contained in its depreciation policy. To perform the assessment, the Company analyzed sales data from 2008 to July 2017 as this period reflects the cyclical nature of the global economic environment and more specifically, the Company’s industry.  This period includes multiple business cycles, including two periods of weak trade growth (2009 and 2014 through July 2017) and two periods of strong container demand (2008 and 2010 through 2012).  We believe the best comparison points are the weighted averages sales prices for this period excluding the highest and lowest years or periods and average sales prices for the last two periods/years which highlight the most current period trends as shown in the table below for each of our major equipment types.

Periods	Dry Containers			Refrigerated Containers
	20'	40'	40' High Cube	40' High Cube
Weighted average sales price from 2008 to July 2017 (excludes the highest and lowest periods)	$1,163	$1,443	$1,607	$4,782
Average sales price:
2016	$734	$812	$910	$3,640
Year-to-date July 2017	$1,069	$1,186	$1,363	$4,527

The average of long-term average sales prices excluding the highest and lowest years and the year-to-date July 2017 sales prices for 20’, 40’ and 40’ high cube dry containers were significantly above their residual values for the year-to-date July 2017 so the Company performed additional qualitative analyses and concluded a change in the residual values was warranted as the increase in value is indicative of a permanent increase. Accordingly, beginning July 1, 2017, the Company increased the estimated future residual value of its 20’, 40’ and 40’ high cube dry containers.

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

 The average sales prices for 20’, 40’ and 40’ high cube dry containers were significantly below their residual values in both 2015 and year-to-date July 2016 so the Company performed additional qualitative analyses and concluded a change in the residual values was warranted as the decline in value was indicative of a permanent decline. Accordingly, beginning July 1, 2016, the Company decreased the estimated future residual value of its 20’, 40’, and 40’ dry high cube containers and 40’ folding flat rack containers. Over the past few years, the Company has also experienced a significant increase in the useful lives of its 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ flat rack containers as the Company entered into leases with longer terms on these equipment types. Based on this extended period of longer useful lives and the Company’s expectation that new equipment lives on these equipment types would remain near those levels, the Company increased the estimated useful lives of these equipment types effective July 1, 2016. While the average sales price for 40’ high cube refrigerated containers have been below their residual value year-to-date July 2016 and in 2015, the Company does not believe the average sales price for those containers to be indicative of a decline in value because the containers that were disposed during those periods were lower cost containers that were not representative of the Company’s fleet of 40’ high cube refrigerated containers.  Accordingly, the Company did not adjust the residual value of its 40’ high cube refrigerated containers.

If market conditions in the future warrant a change in the estimated useful lives or residual values of our containers, we may be required to again recognize increased or decreased depreciation expense.  A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income. An increase in either the useful life or residual value of our containers would result in reduced depreciation expense and increased net income.

Container Impairment. On a quarterly basis, we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. This evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type. The estimated undiscounted cash flows was based on historical lease operating revenue, expenses and residual values, adjusted to reflect current market conditions. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Any such impairment would be expensed in our results of operations. There was no such impairment for the years ended December 31, 2017, 2016 and 2015.

In 2017, 2016 and 2015 the Company recorded impairments for containers that were unlikely recoverable from lessees in default. When an impairment exists, the containers are written down to their fair value. This fair value is then the containers’ new cost basis and is depreciated over their remaining useful lives in marine services to their estimated residual values. Any impairment charge results in decreased net income.

Impairment of Containers Held for Sale. We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Containers held for sale are evaluated for impairment on a quarterly basis based on sale prices for similar types of equipment in the locations in which the containers are stored. Any write-down of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are designated as held for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value are recognized as reversal to container impairment but not in excess of the cumulative loss previously recognized.

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

During 2013 through 2017, we recovered 84% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. In connection with the Hanjin bankruptcy, approximately 93% of the containers leased to Hanjin have been turned in, and we believe the unrecovered containers and the recovery expenses will be recoverable under the insurance policies. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered by insurance and we are reimbursed above our deductible amount.

Our allowance for doubtful accounts is reviewed regularly by our management and is based on the risk profile of the receivables, credit quality indicators such as the level of past due amounts and economic conditions. Our credit committee meets regularly to assess performance of our container lessees and to recommend actions to be taken in order to reduce credit risks. Accounts are generally written off after an analysis is completed which indicates that collection of the full balance is remote. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance is intended to provide for losses inherent in the owned fleet’s accounts receivable, and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things. If the financial condition of our container lessees were to deteriorate, reducing their ability to make payments, additional allowances may be required, which would decrease our net income or increase our net loss in the period of the adjustment.

Recent Accounting Pronouncements

For further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

B.  Liquidity and Capital Resources

As of December 31, 2017, we had cash and cash equivalents of $137,894. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to TMCL II (the “TMCL II Secured Debt Facility”) and TMCL IV (the “TMCL IV Secured Debt Facility”), (4) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility” and the “TL Revolving Credit Facility II” ), TW (the “TW Credit Facility”), and TAP Funding (the “TAP Funding Revolving Credit Facility), (5) proceeds from TL’s term loan (the “TL Term Loan”) and (6) proceeds from the issuance of 2017-1 and 2017-2 Fixed Rate Asset Backed Notes (the “2017-1 Bonds” and “2017-2 Bonds”, respectively). As of December 31, 2017, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TMCL II Secured Debt Facility	$664,751	$535,249	$1,200,000	$664,751	$58,648	$723,399
TMCL IV Secured Debt Facility (1)	133,000	167,000	300,000	133,000	26,127	159,127
TL Revolving Credit Facility	574,000	126,000	700,000	574,000	70,956	644,956
TL Revolving Credit Facility II	152,000	38,000	190,000	152,000	4,110	156,110
TW Credit Facility	97,148	—	97,148	97,148	—	97,148
TAP Funding Revolving Credit Facility	164,700	25,300	190,000	164,700	—	164,700
TL Term Loan	354,000	—	354,000	354,000	—	354,000
2017-1 Bonds	394,275	—	394,275	394,275	—	394,275
2017-2 Bonds (2)	480,542	—	480,542	480,542	—	480,542
Total (3)	$3,014,416	$891,549	$3,905,965	$3,014,416	$159,841	$3,174,257

(1)	The TMCL IV Secured debt facility was terminated and unpaid debt amount was fully repaid by proceeds primarily from the TL Revolving Credit facility on January 31, 2018.
(2)	Future scheduled payments for 2017-2 Bonds exclude an unamortized discount of $75.
(3)	Current borrowing for all debts exclude prepaid debt issuance costs in an aggregate amount of $24,034.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our TMCL II Secured Debt Facility, TL Revolving Credit Facility, TL Revolving Credit Facility II, and TAP Funding Revolving Credit Facility and intend to continue to utilize these facilities in the future. In 2017, at such time as our secured debt facilities reached an appropriate size, the facilities were refinanced through the issuance of bonds to institutional investors. We anticipate similar refinancing at such times as the TMCL II Secured Debt Facility or any similar revolving debt facilities we establish nears their maximum size. This timing will depend on our level of future purchases of containers and the size of our debt facilities in the future.

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

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends, if any, on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares. Our board of directors takes a fresh view every quarter, taking into consideration our cash needs for opportunities that may be available to us, and sets our dividend, if any, accordingly. The TL Revolving Credit Facility, TL Revolving Credit Facility II and TL Term Loan also prohibit TL from paying dividends to TGH in excess of certain limits.  A substantial amount of cash used by TGH to pay dividends to its common shareholders has historically been received from TL in the form of dividends.

Our consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2017, cumulative earnings of approximately $36,527 would be subject to income taxes of approximately $10,958 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The disruption in the credit market in 2008 and 2009 had a significant adverse impact on a number of financial institutions and Hanjin’s bankruptcy in 2016 had a significant adverse impact on the liquidity of the container leasing industry.  Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of any further disruptions in the credit environment.

Description of Indebtedness

For further discussion, see Note 12 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

As of December 31, 2017, the total outstanding principal balance on our fixed rate debt facilities was $874.8 million with fixed interest rates between 3.73% and 3.91% as of December 31, 2017. Final Maturities on these fixed rate debt facilities are between May 2042 and June 2042.As of December 31, 2017, the total outstanding principal balance on our floating rate debt facilities was $2,139.6 million with interest rates between 3.38% and 4.00%, primarily LIBOR plus a margin, as of December 31, 2017. Final Maturities on these floating rate debt facilities are between April 2019 and September 2026.

We have entered into several interest rate cap, collar and swap agreements to reduce the impact of changes in interest rates associated with our floating rate debt obligations. Total notional amount of these interest rate hedging agreements amounted to $1,284.2 million as of December 31, 2017 (also see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” for further information).

TMCL II Secured Debt Facility. TMCL II has a securitization facility with a total commitment of $1,200,000 (the “TMCL II Secured Debt Facility”). Our primary ongoing container financing requirements have been funded by commitments under the TMCL II Secured Debt Facility.

TMCL II is required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is one-month London Inter Bank Offered Rate (“LIBOR”) plus 1.90% during the revolving period prior to the Conversion Date. There is a commitment fee on the unused amount of the total commitment.

Under the TMCL II Indenture, TGH, TMCL II and TGH’s wholly-owned subsidiary, Textainer Equipment Management Limited (“TEML”), must maintain certain financial covenants, including the following (i) TGH must maintain consolidated leverage ratio that is no greater than 3.5 to 1.00; (ii) TGH must maintain a consolidated fixed charge coverage ratio that is no less than 1.2 to 1.00; (iii) TEML may not incur more than $1,000 of consolidated funded debt; (iv) TEML must make at least $2,000 in after-tax profits annually; (v) Textainer Equipment Management (U.S.) Limited (“TEML US”), a wholly-owned subsidiary of TEML, may not incur more than $1,000 of consolidated funded debt and (vi) TEML US must make at least $200 in after-tax profits annually.

TMCL IV Secured Debt Facility. TMCL IV had a securitization facility with a total commitment of $300,000   (the “TMCL IV Secured Debt Facility”). TMCL IV’s ongoing container financing requirements had been funded by commitments under the TMCL IV Secured Debt Facility. TMCL IV was required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date.  The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, was one-month LIBOR plus 2.50% during the revolving period prior to the Conversion Date. There was a commitment fee on the unused amount of the total commitment.

Under the TMCL IV Indenture, TGH, TMCL IV, TEML and TEMUS must maintain certain financial covenants, including the following (i) TMCL IV must maintain at least a 1.20 to 1.00 debt service coverage ratio; (ii) TMCL IV and TGH must maintain at least a 0.90:1.00 container disposition ratio; (iii) TEML may not incur more than $1,000 of consolidated funded debt; (iv) TEML must make at least $2,000 in after-tax profits annually; (v) TEML US  may not incur more than $1,000 of consolidated funded debt (vi); TEML US must make at least $200 in after-tax profits annually; and (vii) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00.

TL Revolving Credit Facility. TL has a credit agreement with Wells Fargo Bank and other lenders to provide it with a revolving credit facility (the “TL Credit Agreement”) with a total commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility, together, the “TL Revolving Credit Facility”).  The TL Revolving Credit Facility provides for payments of interest only during its term, beginning on its inception date through the Maturity Date. TL is required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TL Revolving Credit Facility, payable monthly in arrears, is based either on the base rate for Base rate loans plus a spread of between 1.50% and 2.00% or LIBOR for Eurodollar rate loans plus a spread between 2.0% and 2.50% during the revolving period prior to the Maturity Date.  There is a commitment fee on the unused amount of the total commitment. The spread and the commitment fee vary based on the leverage of TGH.

The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Credit Facility contains certain restrictive financial covenants on TL and TGH. The TL Revolving Credit Facility’s covenants require (1) TL to maintain a minimum liquidity of $30,000; (2) TGH and TL each to maintain a consolidated leverage ratio of 3.50 to 1.00 or less; (3) TGH to maintain a minimum consolidated fixed charge coverage ratio of 1.20 to 1.00; and (4) TL to maintain a minimum consolidated interest coverage ratio of 2.50 to 1.00.

TL Revolving Credit Facility II. TL has a credit agreement with ABN AMRO Capital USA LLC and other lenders to provide it with a revolving credit facility (the “TL Credit Agreement II”) with a total commitment amount of up to $190,000 (the “TL Revolving Credit Facility II”).  The TL Revolving Credit Facility II provides for payments of interest only during its term, beginning on its inception date through the Maturity Date. TL is required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TL Revolving Credit Facility II, payable monthly in arrears, is based either on the base rate for Base rate loans plus a spread of between 1.50% and 2.00% or LIBOR for Eurodollar rate loans plus a spread between 2.0% and 2.50% during the revolving period prior to the Maturity Date.  There is a commitment fee on the unused amount of the total commitment. The spread and the commitment fee vary based on the leverage of TGH.

The TL Revolving Credit Facility II contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Credit Facility II contains certain restrictive financial covenants on TL and TGH. The TL Revolving Credit Facility II’s covenants require (1) TL to maintain a minimum liquidity of $30,000; (2) TGH and TL each to maintain a consolidated leverage ratio of 3.50 to 1.00 or less; (3) TGH to maintain a minimum consolidated fixed charge coverage ratio of 1.20 to 1.00; and (4) TL to maintain a minimum consolidated interest coverage ratio of 2.50 to 1.00.

TW Credit Facility.  Our 25% owned joint venture, TW, has a credit agreement (“TW Credit Agreement”) with Wells Fargo Bank, N.A. (“WFB”), a wholly-owned subsidiary of Wells Fargo & Company, with a total commitment amount of up to $144,889 (the “TW Credit Facility”).  The monthly principal payment amount equals to available funds from net revenue collection after payments for manager and administration agent fee, interest, interest rate hedging payment and an amount required to maintain a cash reserve account balance of three-month interest.  The aggregate unpaid loan principal balance is due on the Maturity Date. The TW Credit Facility contains restrictive covenants, including limitations on TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Credit Facility contains certain restrictive financial covenants on TGH’s leverage, fixed charge coverage, TEML’s net income and debt levels, and TW’s overall Asset Base minimums.

TAP Funding Revolving Credit Facility. Our 50.1% owned joint venture, TAP Funding, has a credit agreement (the “TAP Funding Credit Agreement”) with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $190,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, is one-month LIBOR plus 1.95% through its Maturity Date. There is a commitment fee on the unused amount of the total commitment. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeded TAP Funding’s borrowing base.

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

The interest rate on the TL Term Loan is based either on the base rate for Base rate loans plus a spread of between 1.50% and 2.00% or LIBOR for Eurodollar rate loans plus a spread between 2.0% and 2.50%, which is based upon TGH’s leverage. Under the terms of the TL Term Loan, scheduled principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal to 1.58% of the initial principal balance and one final installment payable on the maturity date. TL is required to make additional principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date.

The TL Term Loan contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Term Loan contains certain restrictive financial covenants on TL and TGH. The TL Term Loan’s covenants require (1) TGH and TL each to maintain a consolidated leverage ratio of 3.50 to 1.00 or less; (2) TGH to maintain a minimum consolidated fixed charge coverage ratio of 1.20 to 1.00; and (3) TL to maintain a minimum consolidated interest coverage ratio of 2.50 to 1.00.

2017-1 Bonds & 2017-2 Bonds   TMCL V issued the Series 2017-1 Fixed Rate Asset Backed Notes (the “2017-1 Bonds”), $350,000 aggregate Class A principal amount and $70,000 aggregate Class B principal amount of 2017-1 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act.

The $420,000 in 2017-1 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are May 20, 2026 and May 20, 2042, respectively. Proceeds from the 2017-1 Bonds was used to acquire containers from TMCL III and for general corporate purposes. TMCL V issued the Series 2017-2 Fixed Rate Asset Backed Notes (the “2017-2 Bonds”), $416,000 aggregate Class A principal amount and $84,000 aggregate Class B principal amount of 2017-2 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act.

The $500,000 in 2017-2 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are June 20, 2026 and June 20, 2042, respectively. Proceeds from the 2017-2 Bonds were used to acquire containers from TL and TMCL II and for general corporate purposes. Under the TMCL V Indenture, Series 2017-1 Supplement and Series 2017-2 Supplement, TGH, TMCL V, TEML and TEML US must maintain certain financial covenants, including the following (i) TMCL V must maintain at least a 1.10 to 1.00 of the debt service coverage ratio; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TEML US  may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00.

Debt Covenants.   All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. TGH also acts as an unconditional guarantor of the TL Revolving Credit Facility, TL Revolving Credit Facility II and TL Term Loan. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants fore-mentioned, the Company’s debt facilities also contain other various debt covenants and borrowing base minimums. The TL Revolving Credit Facility, TL Revolving Credit Facility II and TL Term Loan also contain cross default provisions that may result in an acceleration of principal repayment under these debt facilities if an uncured default condition were to exist. We were in full compliance with these requirements at December 31, 2017.

On January 31, 2018, the TMCL IV Secured Debt Facility was terminated and the unpaid debt amount was fully repaid primarily by proceeds from the TL Revolving Credit Facility. On February 15, 2018, the Company completed a seven-year fixed rate term loan of $300 million and the proceeds of the loan were used to pay down certain short-term debt. (see Note 12 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds payable, and Derivative Instruments” and Note 17 “Subsequent Event” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F).

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2017, 2016 and 2015:

	December 31,			% Change Between
	2017	2016 (1)	2015	2017 and 2016	2016 and 2015
	(Dollars in thousands)
Net income (loss)	$20,742	$(57,876)	$113,984	(135.8%)	(150.8%)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	230,233	335,770	257,974	(31.4%)	30.2%
Net cash provided by operating activities	250,975	277,894	371,958	(9.7%)	(25.3%)
Net cash used in investing activities	(85,364)	(280,430)	(305,627)	(69.6%)	(8.2%)
Net cash used in financing activities	(70,372)	(4,619)	(83,957)	1423.5%	(94.5%)
Effect of exchange rate changes	207	(233)	(240)	(188.8%)	(2.9%)
Net (decrease) increase in cash, cash equivalents and restricted cash	95,446	(7,388)	(17,866)	(1391.9%)	(58.6%)
Cash, cash equivalents and restricted cash at beginning of year	142,123	149,511	167,377	(4.9%)	(10.7%)
Cash, cash equivalents and restricted cash at end of year	$237,569	$142,123	$149,511	67.2%	(4.9%)

(1)

Certain previously reported information has been revised for the effect of immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net (see Note 2 “Immaterial Correction of Errors in Prior Periods” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F) and for the adoption of Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments and Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash.

Operating Activities

Net cash provided by operating activities decreased $26,919 (-9.7%) from 2016 to 2017. The following table summarizes the variances included within this decrease:

Increase in gain on sale of containers, net in 2017	$(19,449)	(1)
Decrease in due to owners, net in 2017 compared to an increase in 2016	(13,327)	(2)
Increase in trading containers in 2017 compared to a decrease in 2016	(6,857)	(3)
Decrease in accounts payable and accrued expenses in 2017 compared to an increase in 2016	(6,125)	(4)
Increase in net income adjusted for noncash items	14,787	(5)
Larger increase in accounts receivable in 2016 compared to 2017	5,263	(6)
Other, net	(1,211)
	$(26,919)

(1)

The increase in gain on sale of containers, net was due to an increase in average sales proceeds of $189 per unit and a $988 increase in net gain on sales-type leases, partially offset by a 21.2% decrease in the number of containers sold.

(2)	The decrease in due to owners, net in 2017 compared to an increase in 2016 was due to the timing of when payments were made.
(3)	The increase in trading containers in 2017 compared to a decrease in 2016 was due to a higher number of trading containers that were held for sale.
(4)	The decrease in accounts payable and accrued expenses in 2017 compared to an increase in 2016 was due to the timing of when payments were made.

(5)

The increase in net income adjusted for noncash items such as depreciation expense, container impairment, bad debts expense, amortization of debt issuance costs and other noncash items was primarily due to a 1.2 percentage point increase in utilization for our owned fleet due to improved conditions in the container leasing industry, a 4.8% increase in our owned fleet and 6% increase in the size of the managed fleet, partially offset by a 9.1% decrease in average per diem rental rates.

(6)	The larger increase in accounts receivable, net in 2016 compared to 2017 was due to lower revenue in 2017 and the timing of when collections on accounts receivable were received.

Net cash provided by operating activities decreased $94,064 (-25.3%) from 2015 to 2016. The following table summarizes the variances included within this decrease:

Decrease in net income adjusted for noncash items	$(67,847)	(1)
Larger increase in accounts receivable in 2016 compared to 2015	(9,565)	(2)
Increase in gain on sale of containers, net	(6,099)	(3)
Larger increase in due to owners, net in 2016 compared to 2015	(5,523)	(4)
Increase in accounts payable and accrued expenses in 2016 compared to a decrease in 2015	(4,771)	(5)
Smaller decrease in trading containers in 2016 compared to 2015	(1,374)	(6)
Other, net	1,115
	$(94,064)

(1)

The decrease in net income adjusted for noncash items such as depreciation expense, container impairment, and other noncash items was primarily due to a 12.9% decrease in average per diem rental rates and a 2.2 percentage point decrease in utilization for our owned fleet, partially offset by a 4.1% increase in our owned fleet size due to the purchase of new and used containers.

(2)	The larger increase in accounts receivable, net in 2016 compared to 2015 was due to a larger fleet size in 2016 and the timing of when collections on accounts receivable were received.
(3)

The increase in gain on sale of containers, net was due to an increase in average sales proceeds of $39 per unit and an 23.5% increase in the number of containers sold, partially offset by a decrease in average net gains on sales-type leases.

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

Investing Activities

Net cash used in investing activities decreased $195,066 (-69.6%) from 2016 to 2017 due to a lower amount of cash paid for container and fixed asset purchases, higher insurance proceeds received from unrecoverable containers and higher proceeds from the sale of containers and fixed assets, partially offset by lower receipts of payments on direct financing and sales-type leases, net of income earned.

Net cash used in investing activities decreased $25,197 (-8.2%) from 2015 to 2016 due to a lower amount of cash paid for container purchases and insurance proceeds received from unrecoverable containers, partially offset by lower proceeds from the sale of containers and fixed assets and lower receipts of payments on direct financing and sales-type leases, net of income earned.

Financing Activities

Net cash used in financing activities increased $65,753 (1,423.5%) from 2016 to 2017. The following table summarizes the variances included within this increase:

Increase in net payments on debt	$(72,049)
Increase in debt issuance costs paid	(21,733)
Dividends paid to noncontrolling interests in 2017	(2,496)
Dividends paid to Textainer Group Holdings Limited shareholders in 2016	28,754
Proceeds received from the issuance of common shares upon the exercise of share options in 2017	961
Net tax benefit from share-based compensation awards in 2016	810
$(65,753)

Net cash used in financing activities decreased $79,338 (-94.5%) from 2015 to 2016. The following table summarizes the variances included within this decrease:

Decrease in dividends paid to Textainer Group Holdings Limited shareholders	$65,325
Purchases of treasury shares in 2015	9,149
Increase in net proceeds on debt	3,614
Dividends paid to noncontrolling interests in 2015	2,994
Decrease in net tax benefit from share-based compensation awards	523
Capital contributions from noncontrolling interests in 2015	(1,850)
Proceeds received from the issuance of common shares upon the exercise of share options in 2015	(301)
Increase in debt issuance costs paid	(116)
$79,338

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

E.  Off-Balance Sheet Arrangements

At December 31, 2017, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2017:

	Payments Due by Twelve Month Period Ending December 31
	Total	2018	2019	2020	2021	2022	2023 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility (1)	$664,751	—	—	$22,136	$66,475	$66,475	$509,665
TMCL IV Secured Debt Facility (1) (2)	133,000	48,000	48,000	37,000	—	—	—
TL Revolving Credit Facility	574,000	—	—	574,000	—	—	—
TL Revolving Credit Facility II	152,000	36,000	36,000	80,000		—	—
TW Credit Facility	97,148	26,793	21,854	25,654	17,009	5,279	559
TAP Funding Revolving Credit Facility	164,700	9,600	9,600	9,600	135,900	—	—
TL Term Loan	354,000	39,600	314,400	—	—	—	—
2017-1 Bonds	394,275	37,065	38,331	39,357	52,173	63,220	164,129
2017-2 Bonds (3)	480,542	40,627	40,968	43,958	55,259	67,021	232,709
Interest on obligations (4)	422,603	107,253	90,583	70,813	55,024	42,548	56,382
Interest rate swaps and collar (receivables) payables, net (5)	(3,698)	(2,801)	(921)	(56)	50	30
Office lease obligations	19,638	2,104	2,156	2,113	2,053	1,936	9,276
Container contracts payable	131,087	131,087
Total contractual obligations (6)	$3,584,046	$475,328	$600,971	$904,575	$383,943	$246,509	$972,720

(1)	The estimated future repayments for TMCL II and TMCL IV Secured Debt Facilities are based on the assumptions that both facilities will not be extended on their associated conversion dates.
(2)	On January 31, 2018, the TMCL IV Secured Debt Facility was terminated and the unpaid debt amount was fully repaid by proceeds primarily from the TL Revolving Credit Facility.
(3)	Future scheduled payments for the 2017-2 Bonds exclude an unamortized discount of $75.
(4)	Using 1.56% which was one month spot interest rate of London InterBank Offered Rate (“LIBOR”) plus a margin rate that varies based on each debt facility. Weighted average interest rate at 3.63%.
(5)

Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average rate at 1.56% which was one month spot LIBOR rate as of December 31, 2017, for all periods, for all interest rate contracts outstanding as of December 31, 2017.

(6)	Future scheduled payments for all debts exclude prepaid issuance costs in an aggregate amount of $24,034.

G.  Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements.  See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 6, 2018. Our board of directors is elected annually on a staggered basis and each director holds office for three years or until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

David M. Nurek, Robert D. Pedersen and Iain Brown are designated Class III directors, to hold office until our 2020 annual general meeting of shareholders, Philip K. Brewer, Hennie Van der Merwe and James E. McQueen are designated Class II directors, to hold office until our 2018 annual general meeting of shareholders and John A. Maccarone, Dudley R. Cottingham, and Hyman Shwiel are designated Class I directors, to hold office until our 2019 annual general meeting of shareholders. Directors may be re-elected when their term of office expires.

As of March 6, 2018, Trencor, through Halco Holdings Inc. (“Halco”), held a beneficiary interest in approximately 47.8% of our outstanding share capital. See Item 4, “Information on the Company— Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, three of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Hyman Shwiel(1)(2)(3)	73	Chairman
Philip K. Brewer	60	Director, President and Chief Executive Officer
Iain Brown	54	Director
Dudley R. Cottingham(1)(2)(3)	66	Director
John A. Maccarone(2)(3)	73	Director
James E. McQueen(1)(4)	73	Director
David M. Nurek(2)(3)(5) Hennie Van der Merwe(7)	68 70	Director Director
Robert D. Pedersen (6)	58	Director
Olivier Ghesquiere	51	Executive Vice President - Leasing
Hilliard C. Terry, III	48	Executive Vice President and Chief Financial Officer

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Mr. McQueen is a non-voting member.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Director of Trencor, the indirect beneficiary of 47.8% of our share interest.
(5)	Chairman of Trencor, the indirect beneficiary of 47.8% of our share interest.
(6)	Robert D. Pedersen retired from his position as the President and Chief Executive of TEML effective March 31, 2017.
(7)	Chief Executive Officer and Director of Trencor, the indirect beneficiary of 47.8% of our share interest.

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

Iain Brown has been a member of our board of directors since May 2016. Mr. Brown is a member of the board of directors of Halco. Mr. Brown is a director of Container Investment Services Limited and has been providing administrative services and strategic advice to owners and investors in the container leasing industry for over twenty years. He holds a Bachelor of Science in Engineering degree from the University of Cape Town, a MS in Engineering from University of Texas and an MBA in Finance from The Wharton School of the University of Pennsylvania.

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

James E. McQueen has been a member of our board of directors since March 2003.  Mr. McQueen joined Trencor in June 1976 and has served as financial director of Trencor since April 1984.  Mr. McQueen is also a director of one of Trencor’s subsidiaries.  Mr. McQueen was a member of the board of directors of Halco until August 2017. Prior to joining Trencor, Mr. McQueen was an accountant in public practice.  Mr. McQueen received a Bachelor of Commerce degree and a Certificate in the Theory of Accounting from the University of Cape Town and is a Chartered Accountant (South Africa).

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

Hennie Van der Merwe has been a member of our board of directors since August 2017 and between March 2003 to 2011. Mr. Van der Merwe joined Trencor in 1997 and began serving as a director of Trencor in 1998. He was appointed the Chief Executive Officer of Trencor in August 2017. Mr. Van der Merwe also serves as non-executive chairman of the board of Master Drilling Group Limited and as a non-executive director of Bell Equipment Limited, both of which are listed on the JSE. From 1984 to 1991, he held various senior executive positions in the banking sector in South Africa, lastly as chief executive officer of Senbank, the corporate/merchant banking arm of Bankorp Group Ltd. From 1991 to 1998, Mr. Van der Merwe served as deputy chairman for Waco International Ltd., an international industrial group listed on the JSE with subsidiaries listed on the Sydney and London Stock Exchanges. Prior to entering the business world, Mr. Van der Merwe practiced as an attorney at law in Johannesburg, South Africa. Mr. Van der Merwe holds Bachelor of Arts and L.L.B degrees in Law from the University of Stellenbosch in South Africa, and a Master of Law in Tax Law from the University of the Witwatersrand in South Africa.  In August 2017, Mr. Van der Merwe was appointed as a director of Halco, and as a director of both Leased Asset Pool Limited and TAC Limited, entities that each own intermodal containers managed by the Company.

Robert D. Pedersen has been a member of our board of directors since April 2017. Mr. Pedersen was appointed President and Chief Executive Officer of Textainer Equipment Management Limited, our management company, in October 2011 and retired on March 31, 2017. Mr. Pedersen served as our Executive Vice President responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was Senior Vice President of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

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

Hilliard C. Terry, III was appointed Executive Vice President and Chief Financial Officer in January 2012.  Prior to joining the company, Mr. Terry served as Vice President and Treasurer at Agilent Technologies, Inc., where he worked prior to the company’s initial public offering in 1999 and subsequent spin-off from Hewlett-Packard Company (HP).  He previously served as the head of Investor Relations until he was appointed Vice President and Treasurer in 2006.  Before joining Agilent Technologies, Mr. Terry worked in marketing and investor relations for HP’s VeriFone subsidiary and joined VeriFone, Inc. in 1995 prior to the company’s acquisition by HP in 1997. He also held positions in investor relations with Kenetech Corporation and investment banking at Goldman, Sachs & Co. Mr. Terry currently serves on the board of directors of Umpqua Holdings Corporation, a publicly traded financial services company and on the board of its principal subsidiary, Umpqua Bank.  Mr. Terry also served on the board of trustees of the Oakland Museum of California.  Mr. Terry holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from Golden Gate University.

Board of Directors

Our board of directors currently consists of nine members. Our bye-laws provide that our board of directors shall consist of five to twelve directors, as the board of directors may determine from time to time.

B.	Compensation

The aggregate direct compensation we paid to our executive officers as a group (four persons, including an executive officer retired on March 31, 2017) for the year ended December 31, 2017 was approximately $2.3 million, which included approximately $0.6 million in bonuses and approximately $83 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. During 2017, our executive officers as a group were granted 80,332 share options, with an exercise price of $22.95 and an expiration date of November 30, 2027,  and 80,332 restricted share units through our 2015 Share Incentive Plan. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2017, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2015 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2017, all STIP participants, including our executive officers received 75% of their target incentive award.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2017 was approximately $473. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

2007 Share Incentive Plan and 2015 Share Incentive Plan

Our board of directors adopted the 2007 Share Incentive Plan (“2007 Plan”) on August 9, 2007, and our shareholders approved the 2007 Plan on September 4, 2007. The maximum number of common shares of Textainer Group Holdings Limited that could be granted pursuant to the 2007 Plan was 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following our initial public offering on October 9, 2007, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 from 3,808,371 shares to 5,276,871 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. The shares to be issued pursuant to awards under the 2007 Plan may be authorized, but unissued, or reacquired common shares. On May 21, 2015, TGH’s board of directors approved an amendment and restatement of the 2007 Plan as the 2015 Plan at the annual meeting of shareholders. The amendment and restatement of the 2007 Plan increased the maximum number of shares available for future issuance by 2,000,000 shares and extended the term of such plan for ten years from the date of the annual meeting of shareholders. At December 31, 2017, 787,937 shares were available for future issuance under the 2015 Plan.

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

2008 Bonus Plan

On September 21, 2007, our board of directors approved the Textainer Group Holdings Limited 2008 Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for incentive payments to our employees and those of our affiliates, including our dedicated agents and key executives. Although the Bonus Plan permits the awards to be paid in shares, we expect that the awards will be cash-based. The Bonus Plan is designed to provide incentive awards based on the achievement of goals relating to our performance and the performance of our individual business units while maintaining a degree of flexibility in the amount of incentive compensation paid to such individuals. Under the Bonus Plan, performance goals may relate to one or more of the following measures, for the company as a whole, a line of business, service or product: increase in share price, earnings per share, total shareholder return, operating margin, gross margin, return on equity, return on assets, return on investment, operating income, net operating income, pre-tax income, cash flow, revenue, expenses, earnings before interest, taxes and depreciation, economic value added, market share, corporate overhead costs, liquidity management, net interest income, net interest income margin, return on capital invested, shareholders’ equity, income before income tax expense, residual earnings after reduction for certain compensation expenses, net income, profitability of an identifiable business unit or product, or performance relative to a peer group of companies on any of the foregoing measures.

Employment with Executive Officers and Directors

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

As of December 31, 2017, we employed 164 people. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 6, 2018:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;
•	each director, director nominee and executive officer; and
•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 57,099,249 common shares issued and outstanding on March 6, 2018.  We do not believe that we are directly or indirectly owned or controlled by any foreign government.  The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders.  We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares Beneficially Owned
Holders	Shares (1)	% (2)
5% or More Shareholders
Halco Holdings Inc. (3)	27,278,802	47.8%
Trencor Limited (3)	27,278,802	47.8%
Isam K. Kabbani (4)	3,372,350	5.9%

Directors and Executive Officers
Philip K. Brewer (5)	565,959	1.0%
Dudley R. Cottingham (6)	19,716	*
John A. Maccarone (7)	1,497,201	2.6%
James E. McQueen (8)	27,295,518	47.8%
David M. Nurek (9)	27,295,518	47.8%
Hyman Shwiel	21,716	*
Iain Brown (10)	27,286,356	47.8%
Hennie Van der Merwe (11)	27,279,802	47.8%
Robert D. Pedersen	391,464	*
Hilliard C. Terry, III	168,369	*
Olivier Ghesquiere	98,422	*
Current directors and executive officers (11 persons) as a group	30,083,635	52.7%

*	Less than 1%.

(1)

Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common shares beneficially owned include the following share options and restricted share units:

	Grant Date
	11/18/2009	11/18/2010	11/16/2011	1/20/2012	11/14/2012	11/14/2013	11/19/2014	11/12/2015	5/19/2016	11/30/2016	5/19/2017	11/30/2017
Share options
Exercise price	$16.97	$28.26	$28.54	$31.34	$28.05	$38.36	$34.14	$14.17	$12.23	$9.70	N/A	$22.95
Expiration date	11/17/2019	11/17/2020	11/15/2021	1/19/2022	11/14/2022	11/14/2023	11/19/2024	11/12/2025	5/19/2026	11/30/2026	N/A	11/30/2027
Philip K. Brewer	22,350	15,000	30,000	—	32,000	36,000	38,520	45,291	—	54,349	—	46,197
Robert D. Pedersen	—	7,500	16,500	—	23,000	26,000	27,820	26,534	—	39,252	—	—
Hilliard C. Terry, III	—	—	—	10,000	11,000	12,500	13,375	15,726	—	19,265	—	16,375
Olivier Ghesquiere	—	—	—	—	—	—	—	—	10,000	19,200	—	17,760
Restricted share units
Philip K. Brewer	—	—	—	—	—	—	9,630	22,645	—	40,761	—	46,197
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—	—	6,154	—
John A. Maccarone	—	—	—	—	—	—	—	—	—	—	6,154	—
James E. McQueen	—	—	—	—	—	—	—	—	—	—	6,154	—
David M. Nurek	—	—	—	—	—	—	—	—	—	—	6,154	—
Hyman Shwiel	—	—	—	—	—	—	—	—	—	—	6,154	—
Iain Brown	—	—	—	—	—	—	—	—	—	—	6,154	—
Hennie Van der Merwe	—	—	—	—	—	—	—	—	—	—	—	—
Robert D. Pedersen	—	—	—	—	—	—	6,955	16,354	—	29,439	6,154	—
Hilliard C. Terry, III	—	—	—	—	—	—	3,343	7,862	—	14,448	—	16,375
Olivier Ghesquiere	—	—	—	—	—	—	—	—	7,500	14,400	—	17,760

(2)	Percentage ownership is based on 57,099,249 shares outstanding as of March 6, 2018.
(3)

Includes 27,278,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly-owned by Trencor. Halco was previously wholly-owned by Halco Trust, a discretionary trust with an independent trustee. On February 20, 2018, Halco Trust distributed and transferred to Trencor, a nominated discretionary beneficiary of Halco Trust, the trust’s 100% shareholding in Halco.

(4)	Includes 3,372,350 shares held by Delmas Invest Holding S.A, an affiliate of Mr. Kabbani.
(5)	Includes 94,045 shares held by the Philip Brewer 2009 Trust and 32,974 shares held by a joint account of Mr. Brewer and Dr. Choi Yue Victoria Woo.
(6)	Includes 8,080 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary and 5,482 shares held by Mr. Cottingham.
(7)

Includes 1,205,100 shares held by the Maccarone Family Partnership L.P., 283,497 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA.

(8)

Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. McQueen due to his position as a director of Trencor) and 10,562 shares held by Mr. McQueen. Mr. McQueen is one of our directors, and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(9)

Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor) and 10,562 shares held by Mr. Nurek. Mr. Nurek is one of our directors, and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(10)

Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Brown due to his position as a director of Halco), 700 shares held by the trust of IB Settlement and 700 shares held by Michelle Brown, Mr. Brown’s spouse. Mr. Brown is one of our directors and also a director of Halco. Mr. Brown disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(11)

Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Van der Merwe due to his position as a director of Trencor) and 1,000 shares held by Mr. Van der Merwe. Mr. Van der Merwe is one of our directors, a director of Halco and also a CEO and director of Trencor. Mr. Van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

As of March 6, 2018, based on information available to the Company, 19,716 of our common shares issued and outstanding were held by one record holder in our domicile and headquarters country (Bermuda). We also had six shareholders of record in the United States and held an aggregate of 29,353,645 of our common shares, which includes 29,316,508 shares held by Cede & Company, a nominee of the Depository Trust Company. The shares held by Cede & Company include common shares beneficially owned by several holders in the United States and by non-U.S. beneficial owners.

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we have extended loans to our employees in connection with their acquisition of our common shares in accordance with our various employees’ share schemes. As of December 31, 2017 and 2016, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, and we will not extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

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

Agreements with Needman Group Holdings Inc.

Textainer Equipment Management Limited has entered into a management agreement with Needman Group Holdings Inc., related to Textainer Equipment Management Limited’s management of containers owned by Needman Group Holdings Inc. Needman Group Holdings Inc. is under the trust IKK Settlement and Mr. Isam Kabbani, a former member of our board, is the settlor of the IKK Settlement. In 2017, 2016 and 2015, we managed approximately 10,000 TEU (for which we received approximately $193 in management fees), 9,000 TEU (for which we received approximately $250 in management fees) and 9,000 TEU (for which we received approximately $168 in management fees), respectively, for Needman Group Holdings Inc.

Agreements with Maccarone Container Fund, LLC

Textainer Equipment Management Limited has entered into a management agreement with Maccarone Container Fund, LLC, related to Textainer Equipment Management Limited’s management of containers owned by Maccarone Container Fund, LLC effective 2016. Director John Maccarone and his family members are the beneficial owners of Maccarone Container Fund, LLC. In 2017 and 2016, we managed approximately 1,300 TEU (for which we received approximately $17 in management fees) and 1,300 TEU (for which we received approximately $2 in management fees), respectively, for Maccarone Container Fund, LLC.

Relationships and Agreements with Entities Related to Trencor Limited

Halco is a wholly-owned subsidiary of Trencor Limited. Halco was previously wholly-owned by Halco Trust (“Trust”), a discretionary trust with an independent trustee. On February 20, 2018, Halco Trust distributed and transferred to Trencor, a nominated discretionary beneficiary of Halco Trust, the trust’s 100% shareholding in Halco. Hennie Van der Merwe, David Nurek and James McQueen, are members of our board of directors and the board of directors of Trencor. In addition, two of our directors, Hennie Van der Merwe and Iain Brown are also members of the board of directors of Halco.

We have entered into an agreement with LAPCO, an associate of Halco, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2017, 2016 and 2015, we received the following fees or commissions from LAPCO: (i) $2,329, $2,282 and $2,889, respectively, in management fees and (ii) $666, $713 and $653, respectively, in sales commissions and acquisition fees. In 2017, 2016 and 2015, fees received under the LAPCO agreement accounted for 4.2%, 3.9% and 4.1%, respectively, of total combined Container Management and Container Resale segment revenue and 0.6%, 0.6% and 0.7%, respectively, of total revenue. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

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

Transactions with Container Investment Limited

A member of our board of directors, Iain Brown, serves as Director and owns 50% of Container Investment Limited (“CIS”). CIS is a U.K. company that provides administration and accounting services. In 2017, 2016 and 2015, the Company paid $96, $63, and $102, respectively, to CIS primarily for accounting services provided to the Company’s U.K. entity, Textainer Equipment Management (U.K.) Limited.

Transactions with Continental Management Ltd.

A member of our board of directors, Dudley R. Cottingham, is also a member of the board of directors of Continental Management Ltd (“Continental”). Continental is a Bermuda company that provides corporate representation, administration and management services. In 2017, 2016 and 2015, the Company paid $59, $60, and $58, respectively, to Continental primarily for Bermuda government annual fees and registered office fees.

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
A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2017 and 2016 and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company -- Business Overview—Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

The following table summarizes dividends that we have declared and paid since January 1, 2015:

Date Declared	Dividend per Outstanding Common Share	Total Dividend
February 2015	$0.47	$26,781
April 2015	$0.47	$26,783
July 2015	$0.47	$26,796
October 2015	$0.24	$13,719
February 2016	$0.24	$13,479
April 2016	$0.24	$13,577
August 2016	$0.03	$1,698

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

In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) the revolving credit facility, revolving credit facility II or term loan of our wholly-owned subsidiary, Textainer Limited, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a minimum tangible net worth level (which level would decrease by the amount of any dividend paid) and a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). Please see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of these covenants. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

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

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2017, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
2017	$23.55	$8.50
2016	$15.72	$7.05
2015	$34.44	$13.48
2014	$39.87	$29.25
2013	$43.06	$31.98
Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2017	$23.55	$17.50
Third quarter 2017	$17.95	$13.95
Second quarter 2017	$16.40	$9.75
First quarter 2017	$17.30	$8.50
Fourth quarter 2016	$10.35	$7.05
Third quarter 2016	$13.08	$7.45
Second quarter 2016	$15.72	$9.76
First quarter 2016	$14.84	$7.31
Monthly Highs and Lows (over the most recent six month period):
February 2018	$24.50	$16.30
January 2018	$26.40	$21.85
December 2017	$22.65	$21.00
November 2017	$23.55	$18.90
October 2017	$19.85	$17.50
September 2017	$17.95	$15.20

Transfer Agent

The transfer agent and registrar for our common shares is Computershare Shareholder Services, Inc. and its fully owned subsidiary Computershare Trust Company, N.A., having its principal office at 250 Royall Street, Canton, MA 02021.

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

Trencor, a South African company listed on the JSE, has an indirect beneficiary interest in 47.8% of our issued and outstanding shares as of December 31, 2017. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

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

Taxation of the Companies

We and our Bermuda subsidiaries have obtained an assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 that, if any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain, or appreciation, or any tax in the nature of estate duty or inheritance tax, then such tax will not until March 31, 2035 be applicable to us or any of our operations, or to any of our shares, debentures, or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. As an exempted company, we are required to pay an annual Bermuda government fee based on our assessable capital.

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

Taxation of the Companies

Textainer and Non-U.S. Subsidiaries

A non-U.S. corporation deemed to be engaged in a trade or business within the U.S. is subject to U.S. federal income tax on income which is treated as effectively connected with the conduct of that trade or business. Such income tax, if imposed, is based on effectively connected income computed in a manner similar to the manner in which the income of a domestic corporation is computed, except that a foreign corporation will be entitled to deductions and credits for a taxable year only if it timely files a U.S. federal income tax return for that year. In addition, a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its effectively connected earnings and profits, with certain adjustments, deemed repatriated out of the U.S. Currently, the maximum U.S. federal income tax rates are 35% for a corporation’s effectively connected income and 30% for the branch profits tax. Effective January 1, 2018, the maximum U.S. federal income tax rate drops to 21% for a corporation’s effectively connected income.

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

Transfer Pricing

Under U.S. federal income tax laws, transactions among taxpayers that are owned or controlled directly or indirectly by the same interests generally must be at arm’s-length terms. The IRS may distribute, apportion, or allocate gross income, deductions, credits, or allowances between or among such taxpayers if it determines that such transactions are not at arm’s-length terms and that such distribution, apportionment, or allocation is necessary in order to clearly reflect the income of any of such taxpayers. Additionally, if we have not met the requirements of the new CBC Regulations (effective for our taxable years beginning on or after June 30, 2016), we may become subject to penalties and the IRS may pursue a further investigation or audit of our operations, which may result in an adjustment to our transfer pricing policies as described in the immediately preceding sentence. In such a situation, we may incur increased tax liability, possibly materially, thereby reducing our profitability and cash flows.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2017, 2016 and 2015 were denominated in U.S. dollars. During 2017, 2016 and 2015, 25%, 36% and 27%, respectively, of our direct container expenses were paid in up to 20 different foreign currencies, respectively. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

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

As of December 31, 2017, 2016 and 2015, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

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

The notional amount of the interest rate swap agreements was $1,067,530 as of December 31, 2017, with expiration dates between January 2018 and July 2023. We receive fixed rates between 0.60% and 1.98% under the interest rate swap agreements. The net fair value asset of these agreements was $7,580, and $3,862 as of December 31, 2017 and 2016, respectively.

The notional amount of the interest rate collar agreements was $78,713 as of December 31, 2017, with expiration dates between April 2019 and June 2023. The net fair value of these agreements was an asset $126 and a liability $250 as of December 31, 2017 and 2016, respectively

The notional amount of the interest rate cap agreements was $138,000 as of December 31, 2017, with expiration dates between May 2018 and December 2019.

Based on the average debt balances and derivative instruments for the year ended December 31, 2017, it is estimated that a 1% increase in interest rates would result in a net increase of 10,365 in interest expense and realized losses on interest rate swaps, collars and caps, net. It would also result in a decrease in the fair value of interest rate swaps, collars and caps, net of $12,843.

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

As of December 31, 2017, approximately 94.4% of accounts receivable for our total fleet and 98.0% of the finance lease receivables were from container lessees and customers outside of the U.S. Customers in Switzerland, France, the PRC (including Hong Kong), Taiwan and Singapore accounted for approximately 15.1%, 14.4%, 14.4%, 13.9% and 10.9%, respectively, of our total fleet container leasing revenue for 2017. Customers in no other country accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Lease billings from our 20 largest container lessees represented $425,552, or 80.0% of our total owned and managed fleet container lease billings for 2017, with lease billings from our single largest container lessee accounting for $80,210, or 15.1% and another container lessee accounting for $76,612, or 14.4% of our owned and managed fleet container lease billings during such period. We had no other container lessees accounting for over 10% of our owned and managed fleet container lease billings in 2017.

An allowance for doubtful accounts of $5,775 has been established against receivables as of December 31, 2017 for our owned fleet. During 2017, receivable write-offs from the allowance for doubtful accounts, net of recoveries, totaled $26,546 for our owned fleet.

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

Textainer’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

C.	Report of the Registered Public Accounting Firm

Our internal controls over financial reporting as of December 31, 2017 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-3 in this Annual Report on Form 20-F.

ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with New York Stock Exchange (“NYSE”) rules, we have an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. As a foreign private issuer, we are not required to comply with NYSE requirements that our audit committee has a minimum of three members and that all of our audit committee members satisfy the NYSE’s requirements for independence. Our audit committee has three members, Messrs. Shwiel, Cottingham and McQueen. Messrs. Shwiel and Cottingham are voting members of the audit committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Messrs. Shwiel and Cottingham are audit committee financial experts. Mr. Shwiel is also the chairman of our board of directors. Mr. McQueen is a director of Trencor and has no voting rights. Our board of directors has adopted an audit committee charter effective October 9, 2007.

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

During 2017, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

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

The following is a summary of the fees billed to us by our principal accountants for professional services rendered during 2017 and 2016:

Fee Category	2017 Fees	2016 Fees
Audit Fees	$1,766	$1,531
Audit-Related Fees	195	20
Tax Fees	22	15
Total Fees	$1,983	$1,566

Audit Fees-- Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit fees. Fees of $20 billed in both 2017 and 2016 relate to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees-- Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on the exemption afforded by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. One of the three members of our audit committee (Mr. McQueen) is a director of Trencor. Mr. McQueen is neither a voting member nor chairperson of our audit committee nor one of our executive officers. We believe that such reliance does not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3.

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
•

Mr. Shwiel serves as the Chairman of our board of directors and he has been determined to be independent under applicable NYSE rules. If the Chairman of our board of directors is not an independent director, our Corporate Governance Guidelines provide that a lead independent director who is an independent director as defined by applicable NYSE rules will be appointed and annually elected by the independent directors of the board. The lead independent director will be responsible for coordinating the activities of the independent directors and shall perform such other duties and responsibilities as the board may determine. In addition to the duties of all board members, the specific responsibilities of the lead independent director are as follows:

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

•

We have established an audit committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit committee has three members, Messrs. Cottingham, McQueen and Shwiel. Messrs. Cottingham and Shwiel are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. Mr. McQueen is a director of Trencor and has no voting rights on the audit committee. Our board of directors has also adopted an audit committee charter.

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

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Textainer Group Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes and financial statement schedules I to II (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 1987.

San Francisco, California
March 14, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Textainer Group Holdings Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Textainer Group Holdings Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedules I to II (collectively, the “consolidated financial statements”), and our report dated March 14, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG LLP

San Francisco, California
March 14, 2018

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2017, 2016 and 2015

(All currency expressed in United States dollars in thousands, except per share amounts)

	2017	2016 (1)	2015
Revenues:
Lease rental income	$444,888	$460,427	$512,544
Management fees	14,994	13,420	15,610
Trading container sales proceeds	4,758	15,628	12,670
Gain on sale of containers, net	26,210	6,761	3,454
Total revenues	490,850	496,236	544,278
Operating expenses:
Direct container expense	60,321	62,596	47,342
Cost of trading containers sold	3,302	15,904	12,475
Depreciation expense	231,043	236,144	191,930
Container impairment	8,072	94,623	35,345
Amortization expense	4,092	5,053	4,741
General and administrative expense	30,697	26,311	27,645
Short-term incentive compensation expense	3,481	2,242	913
Long-term incentive compensation expense	5,499	5,987	7,040
Bad debt expense, net	477	21,166	5,028
Total operating expenses	346,984	470,026	332,459
Income from operations	143,866	26,210	211,819
Other (expense) income:
Interest expense (2)	(117,475)	(85,215)	(76,063)
Write-off of unamortized deferred debt issuance costs and bond discounts (2)	(7,550)	—	(458)
Interest income	613	408	125
Realized losses on interest rate swaps, collars and caps, net	(1,191)	(8,928)	(12,823)
Unrealized gains (losses) on interest rate swaps, collars and caps, net	4,094	6,210	(1,947)
Other, net	3	(8)	26
Net other expense	(121,506)	(87,533)	(91,140)
Income (loss) before income tax and noncontrolling interests	22,360	(61,323)	120,679
Income tax (expense) benefit, net	(1,618)	3,447	(6,695)
Net income (loss)	20,742	(57,876)	113,984
Less: Net (income) loss attributable to the noncontrolling interests	(1,377)	5,393	(5,576)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$19,365	$(52,483)	$108,408
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.34	$(0.93)	$1.90
Diluted	$0.34	$(0.93)	$1.90
Weighted average shares outstanding (in thousands):
Basic	56,845	56,608	56,953
Diluted	57,159	56,608	57,093
Other comprehensive income (loss):
Foreign currency translation adjustments	207	(233)	(240)
Comprehensive income (loss)	20,949	(58,109)	113,744
Comprehensive (income) loss attributable to the noncontrolling interest	(1,377)	5,393	(5,576)
Comprehensive income (loss) attributable to Textainer Group Holdings Limited common shareholders	$19,572	$(52,716)	$108,168

(1)

Certain amounts for the year ended December 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and to properly account for lease concessions (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

(2)

Amount for the years ended December 31, 2016 and 2015 has been restated to reclassify the write-off of unamortized deferred debt costs and bond discounts out of interest expense to conform with the 2017 presentation.

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2017 and 2016

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)
Assets
Current assets:
Cash and cash equivalents	$137,894	$84,045
Accounts receivable, net of allowance for doubtful accounts of $5,775 and $31,844 in 2017 and 2016, respectively	78,312	76,547
Net investment in direct financing and sales-type leases	56,959	64,951
Trading containers	10,752	4,363
Containers held for sale	22,089	25,513
Prepaid expenses and other current assets	12,243	13,584
Insurance receivable	15,909	44,785
Due from affiliates, net	1,134	869
Total current assets	335,292	314,657
Restricted cash	99,675	58,078
Containers, net of accumulated depreciation of $1,172,355 and $990,784 at 2017 and 2016, respectively	3,791,610	3,717,542
Net investment in direct financing and sales-type leases	125,665	172,283
Fixed assets, net of accumulated depreciation of $10,788 and $10,136 at 2017 and 2016, respectively	2,151	1,993
Intangible assets, net of accumulated amortization of $44,279 and $40,762 at 2017 and 2016, respectively	11,105	15,197
Interest rate swaps, collars and caps	7,787	4,816
Deferred taxes	1,563	1,385
Other assets	5,494	8,075
Total assets	$4,380,342	$4,294,026
Liabilities and Equity
Current liabilities:
Accounts payable	$6,867	$12,060
Accrued expenses	13,365	9,721
Container contracts payable	131,087	11,990
Other liabilities	235	265
Due to owners, net	11,131	18,132
Debt, net of unamortized deferred financing costs of $3,989 and $6,137 at 2017 and 2016, respectively	233,681	205,081
Total current liabilities	396,366	257,249
Debt, net of unamortized deferred financing costs of $20,045 and $10,267 at 2017 and 2016, respectively	2,756,627	2,833,216
Interest rate swaps, collars and caps	81	1,204
Income tax payable	9,081	9,076
Deferred taxes	5,881	6,237
Other liabilities	2,024	2,259
Total liabilities	3,170,060	3,109,241
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,727,220 shares issued and 57,097,220 shares outstanding at 2017; 57,417,119 shares issued and 56,787,119 shares outstanding at 2016	578	575
Additional paid-in capital	397,821	390,780
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(309)	(516)
Retained earnings	763,601	744,236
Total Textainer Group Holdings Limited shareholders’ equity	1,152,542	1,125,926
Noncontrolling interest	57,740	58,859
Total equity	1,210,282	1,184,785
Total liabilities and equity	$4,380,342	$4,294,026

(1)

Certain amounts as of December 31, 2016 have been restated for immaterial corrections of identified errors related to the calculation of gain on sale of containers, net, to properly account for lease concessions (see Note 2 "Immaterial Correction of Errors in Prior Periods") and to reclassify debt balances to conform with the 2017 presentation.

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2017, 2016 and 2015

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders' Equity
						Accumulated		Total
					Additional	other		Textainer Group
	Common shares		Treasury shares		paid-in	comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	capital	income (loss)	earnings	shareholders' equity	interest	equity
Balances, December 31, 2014	56,863,094	$565	—	$—	$378,316	$(43)	$811,144	$1,189,982	$59,820	$1,249,802
Dividends to shareholders ($1.65 per common share)	—	—	—	—	—	—	(94,079)	(94,079)	—	(94,079)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(2,994)	(2,994)
Purchase of treasury shares	—	—	(630,000)	(9,149)	—	—	—	(9,149)	—	(9,149)
Restricted share units vested	272,945	7	—	—	(7)	—	—	—	—	—
Exercise of share options	27,056	—	—	—	301	—	—	301	—	301
Long-term incentive compensation expense	—	—	—	—	7,743	—	—	7,743	—	7,743
Tax benefit from share options exercised and restricted share units vested	—	—	—	—	(1,333)	—	—	(1,333)	—	(1,333)
Capital contributions from noncontrolling interest	—	—	—	—	—	—	—	—	1,850	1,850
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	108,408	108,408	—	108,408
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	5,576	5,576
Foreign currency translation adjustments	—	—	—	—	—	(240)	—	(240)	—	(240)
Total comprehensive income										113,744
Balances, December 31, 2015	57,163,095	572	(630,000)	(9,149)	385,020	(283)	825,473	1,201,633	64,252	1,265,885
Dividends to shareholders ($0.51 per common share)	—	—	—	—	—	—	(28,754)	(28,754)	—	(28,754)
Restricted share units vested	254,024	3	—	—	(3)	—	—	—	—	—
Long-term incentive compensation expense	—	—	—	—	6,573	—	—	6,573	—	6,573
Net tax benefit from share options exercised and restricted share units vested	—	—	—	—	(810)	—	—	(810)	—	(810)
Comprehensive loss:
Net loss attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	(52,483)	(52,483)	—	(52,483)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	(5,393)	(5,393)
Foreign currency translation adjustments	—	—	—	—	—	(233)	—	(233)	—	(233)
Total comprehensive loss										(58,109)
Balances, December 31, 2016 (1)	57,417,119	575	(630,000)	(9,149)	390,780	(516)	744,236	1,125,926	58,859	1,184,785
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(2,496)	(2,496)
Restricted share units vested	244,633	2	—	—	(2)	—	—	—	—	—
Exercise of share options	65,468	1			960			961		961
Long-term incentive compensation expense	—	—	—	—	6,083	—	—	6,083	—	6,083
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	19,365	19,365	—	19,365
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,377	1,377
Foreign currency translation adjustments	—	—	—	—	—	207	—	207	—	207
Total comprehensive income										20,949
Balances, December 31, 2017	57,727,220	$578	(630,000)	$(9,149)	$397,821	$(309)	$763,601	$1,152,542	$57,740	$1,210,282

(1)

Certain amounts for the year ended 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and to properly account for lease concessions (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2017, 2016 and 2015

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)	2015 (1)
Cash flows from operating activities:
Net income (loss)	$20,742	$(57,876)	$113,984
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	231,043	236,144	191,930
Container impairment	8,072	94,623	35,345
Bad debt expense, net	477	21,166	5,028
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(4,094)	(6,210)	1,947
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discount	20,814	9,704	7,887
Amortization of intangible assets	4,092	5,053	4,741
Gain on sale of containers, net	(26,210)	(6,761)	(3,454)
Share-based compensation expense	6,083	6,573	7,743
Decrease (increase) in:
Accounts receivable, net	(6,672)	(11,935)	(1,532)
Trading containers, net	(6,389)	468	1,842
Prepaid expenses and other current assets	1,463	1,902	(3,873)
Insurance receivable	8,670	(20,072)	(1,685)
Due from affiliates, net	(265)	(354)	(525)
Other assets	2,581	(1,088)	5,754
Increase (decrease) in:
Accounts payable	(5,193)	1,583	4,825
Accrued expenses	3,556	2,905	(5,108)
Deferred revenue and other liabilities	(265)	(290)	(318)
Due to owners, net	(7,001)	6,326	803
Long-term income tax payable	5	398	982
Deferred taxes, net	(534)	(4,365)	5,642
Total adjustments	230,233	335,770	257,974
Net cash provided by operating activities	250,975	277,894	371,958
Cash flows from investing activities:
Purchase of containers and fixed assets	(300,125)	(505,528)	(533,306)
Proceeds from sale of containers and fixed assets	135,299	126,560	129,452
Receipt of payments on direct financing and sales-type leases, net of income earned	66,846	90,343	98,227
Insurance proceeds received for unrecoverable containers	12,616	8,195	—
Net cash used in investing activities	(85,364)	(280,430)	(305,627)
Cash flows from financing activities:
Proceeds from debt	1,729,580	582,500	566,177
Principal payments on debt	(1,770,715)	(551,586)	(538,877)
Purchase of treasury shares	—	—	(9,149)
Debt issuance costs	(27,702)	(5,969)	(5,853)
Issuance of common shares upon exercise of share options	961	—	301
Net tax benefit from share-based compensation awards	—	(810)	(1,333)
Capital contributions from noncontrolling interest	—	—	1,850
Dividends paid to noncontrolling interests	(2,496)	—	(2,994)
Dividends paid to shareholders	—	(28,754)	(94,079)
Net cash used in financing activities	(70,372)	(4,619)	(83,957)
Effect of exchange rate changes	207	(233)	(240)
Net increase (decrease) in cash, cash equivalents and restricted cash	95,446	(7,388)	(17,866)
Cash, cash equivalents and restricted cash, beginning of the year	142,123	149,511	167,377
Cash, cash equivalents and restricted cash, end of the year	$237,569	$142,123	$149,511
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest expense and realized losses on interest rate swaps, collars and caps, net	$105,322	$83,881	$82,577
Net income taxes paid	$925	$1,503	$941
Supplemental disclosures of noncash investing activities:
Increase (decrease) in accrued container purchases	$119,097	$(29,366)	$(21,967)
Containers placed in direct financing and sales-type leases	$9,378	$101,354	$77,294
Decrease in insurance receivable due to a decrease in estimated unrecoverable containers	$7,546	$—	$—

(1)

Certain amounts for the years ended December 31, 2016 and 2015 have been restated for immaterial corrections of identified errors related to the calculation of gain on sale of containers, net, to properly account for lease concessions (see Note 2 "Immaterial Correction of Errors in Prior Periods"), to reclassify debt balances in order to conform with the 2017 presentation and for the adoption of Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic230): Classification of Certain Cash Receipts and Cash Payments and Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash.

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017, 2016, and 2015

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

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include refrigerated and other special-purpose containers. These containers are financed through retained earnings; revolving credit facilities, secured debt facilities and a term loan provided by banks; bonds payable to investors; and a public offering of TGH’s common shares. Expenses related to lease rental income include direct container expenses, depreciation expense and interest expense.

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

(b)	Principles of Consolidation and Variable Interest Entity

The consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. All significant intercompany accounts and balances have been eliminated in consolidation.

The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) or a voting interest entity (“VME”). If it is determined that the Company does not have a variable interest in the entity, no further analysis is required and the Company does not consolidate the entity.

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

TAP Funding is a VME and the Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding, in which TL owns 50% or more voting interest. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest’s operations is shown as net (income) loss attributable to the noncontrolling interests on the Company’s consolidated statements of comprehensive income (loss).

The Company has a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), between TL and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements.  Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement with Wells Fargo Bank, N.A. (“WFB”), TW maintains a credit facility with an outstanding balance of $97,148 as of December 31, 2017.  TW is required to make monthly principal pay down from its available funds, net revenue collection after interest payment, interest rate hedging payment and certain management fees, until the outstanding balance is fully repaid and prior to final maturity (see Note 12 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”). Both WFC and WFB are directly and indirectly wholly-owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, TEML manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases.

The Company has determined that it has a variable interest in TW and that TW is a VIE. The Company consolidates TW as the Company has determined that it is the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager of the vehicle, namely that the Company has the power to direct the activities of TW that most significantly impact TW’s economic performance. The book values of TW’s direct financing and sales-type leases and related debt as of December 31, 2017 and 2016 are disclosed in Note 7 “Direct Financing and Sales-type Leases” and Note 12 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”, respectively.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by TL, Textainer Marine Containers II Limited (“TMCL II”), Textainer Marine Containers III Limited (“TMCL III”), Textainer Marine Containers IV Limited (“TMCL IV”) and Textainer Marine Containers V Limited (“TMCL V”), all Bermuda companies and all of which were wholly-owned subsidiaries of the Company as of December 31, 2017 and 2016.

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

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). The Company early adopted ASU 2016-18 on April 1, 2017, which resulted in a $24,161 decrease in net cash used in financing activities and the inclusion of restricted cash balances of $33,917 and $58,078 to the beginning of the year and end of the year cash, cash equivalents and restricted cash, respectively, in the Company’s consolidated statements of cash flows for the year ended December 31, 2016. This also resulted in a $26,393 increase in net cash used in financing activities and the inclusion of restricted cash balances of $60,310 and $33,917 to the beginning of the year and end of the year cash, cash equivalents and restricted cash, respectively, in the Company’s consolidated statements of cash flows for the year ended December 31, 2015 (see Note 1(t) “Recently Issued Accounting Standards”).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	2017	2016	2015
Cash and cash equivalents	$137,894	$84,045	$115,594
Restricted cash included in long-term assets	99,675	58,078	33,917
Cash at end of period	$237,569	$142,123	$149,511

(d)	Intangible Assets

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

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of December 31, 2017:

Year ending December 31:
2018	$263,425
2019	189,130
2020	131,427
2021	91,685
2022 and thereafter	120,345
Total future minimum lease payments receivable	$796,012

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Direct Container Expense

Direct container expense represents the operating costs arising from the containers owned by the Company and includes storage, handling, maintenance, Damage Protection Plan (“DPP”) repair, repositioning, agent, insurance expense and repair and recovery costs for problem lessees. These costs are recognized when incurred.

(g)	Containers Held for Resale

The Company, through one or more of its subsidiaries, buys trading containers for resale, which are valued at the lower of cost or market value. The cost of trading containers sold is specifically identified.

(h)	Foreign Currencies

A functional currency is determined for each of the Company’s entities based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency, excluding its foreign subsidiaries, is the U.S. dollar. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange gains, reported in direct container expense in the consolidated statements of comprehensive income were $156, $188, and $221 for the years ended December 31, 2017, 2016 and 2015, respectively. For consolidation purposes, the financial statements are translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income.

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

The Company evaluates the estimated residual values and remaining estimated useful lives on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted.

After the Company performed its regular depreciation policy review during third quarter of 2017, the Company concluded that, beginning July 1, 2017, an increase in the estimated future residual value of its 20’, 40’ and 40’ high cube dry containers, as stated in the below table on the Company’s useful lives and residual values estimates, was appropriate. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates. The net effect of these changes was a decrease in depreciation expense of $7,104 for the year ended December 31, 2017.

After the Company performed its regular depreciation policy review during the third quarter of 2016, the Company concluded that, beginning July 1, 2016, a decrease in the estimated future residual value of its 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers and an increase in the useful lives of its 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ flat rack containers, as stated in the below table on the Company’s useful lives and residual values estimates, was appropriate. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates. The effect of these changes was an increase in depreciation expense of $25,126 for the year ended December 31, 2016, of which a $4,402 one-time charge was for containers that were fully depreciated to their previous residual value.

The Company estimates the useful lives and residual values of its containers to be as follows:

	Effective July 1, 2017		July 1, 2016 through June 30, 2017		January 1, 2016 through June 30, 2016
	Estimated useful	Residual	Estimated useful	Residual	Estimated useful	Residual
	life (years)	Value	life (years)	Value	life (years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$1,000	13	$950	13	$1,050
40'	14	$1,200	14	$1,150	13	$1,300
40' high cube	13	$1,350	13	$1,300	13	$1,450
45' high cube dry van	13	$1,500	13	$1,500	13	$1,500
Refrigerated containers:
20'	12	$2,750	12	$2,750	12	$2,750
20' high cube	12	$2,049	12	$2,049	12	$2,049
40' high cube	12	$4,500	12	$4,500	12	$4,500
Open top and flat rack containers:
20' folding flat rack	15	$1,300	15	$1,300	14	$1,300
40' folding flat rack	16	$1,700	16	$1,700	14	$2,000
20' open top	15	$1,500	15	$1,500	14	$1,500
40' open top	14	$2,500	14	$2,500	14	$2,500
Tank containers	20	10% of cost	20	10% of cost	20	10% of cost

The cost, accumulated depreciation and net book value of the Company’s leasing equipment by equipment type as of December 31, 2017 and 2016 were as follows:

	2017			2016 (1)
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,497,557	$(347,910)	$1,149,647	$1,399,878	$(304,652)	$1,095,226
40'	223,916	(75,610)	148,306	253,226	(76,344)	176,882
40' high cube	2,043,253	(476,238)	1,567,015	1,861,221	(405,503)	1,455,718
45' high cube dry van	29,010	(8,494)	20,516	29,823	(6,957)	22,866
Refrigerated containers:
20'	24,062	(5,394)	18,668	24,420	(3,830)	20,590
20' high cube	5,139	(2,327)	2,812	5,149	(1,948)	3,201
40' high cube	1,002,843	(229,465)	773,378	1,004,532	(169,383)	835,149
Open top and flat rack containers:
20' folding flat	16,595	(3,525)	13,070	16,712	(2,942)	13,770
40' folding flat	43,334	(14,394)	28,940	43,620	(12,634)	30,986
20' open top	10,837	(1,237)	9,600	11,048	(1,069)	9,979
40' open top	26,690	(4,469)	22,221	27,115	(3,778)	23,337
Tank containers	40,729	(3,292)	37,437	31,582	(1,744)	29,838
	$4,963,965	$(1,172,355)	$3,791,610	$4,708,326	$(990,784)	$3,717,542

(1) Certain amounts as of December 31, 2016 have been restated for immaterial corrections of identified errors related to the calculation of the gain on sale of containers, net (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment for the years ended December 31, 2017 and 2016. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company evaluates the recoverability of the recorded amount of container rental that are unlikely to be recovered from lessees in default. The Company also records impairments to write-down containers held for sale to their estimated fair value less cost to sell. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed and any resulting gain or loss is recognized. Any subsequent increase in fair value less costs to sell are recognized as reversal of container impairment but not in excess of the cumulative loss previously recognized.

The Company recorded the following impairments that are included in container impairment in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
Impairment to write down the value of containers held for sale to their estimated fair value less cost to sell	$15,475	$66,455	$32,680
Impairment on containers from a bankruptcy customer in 2016 and customer that became insolvent in 2015	—	22,961	1,968
Impairment for containers that were unlikely to be recovered from lessees in default (see Note 3 "Insurance Receivable and Impairment")	3,822	5,207	697
Reversal of previously recorded impairments on containers held for sale due to rising used container prices during the year	(11,225)	—	—
Container impairment	$8,072	$94,623	$35,345

During the years ended December 31, 2017, 2016 and 2015, the Company recorded the following net gain on sales of containers, included in gain on sale of containers, net in the consolidated statements of comprehensive (loss) income:

	2017		2016 (1)		2015
	Units	Amount	Units	Amount	Units	Amount
Gain on sale of previously written down containers, net	56,862	$18,662	118,071	$9,151	65,786	$2,336
Gain (loss) on sale of containers not written down, net	55,505	7,548	20,319	(2,390)	45,777	1,118
Gain on sale of containers, net	112,367	$26,210	138,390	$6,761	111,563	$3,454

(1)

Certain amounts as of December 31, 2016 have been restated for immaterial corrections of identified errors related to the calculation of the gain on sale of containers, net (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

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

Debt issuance costs are amortized using the interest rate method and the straight-line method over the general terms of the related fixed principal payment debt and the related revolving debt facilities, respectively, and the amortization is recorded in the consolidated statements of comprehensive income (loss) as interest expense.  In 2017, 2016 and 2015, debt issuance costs of $27,702, $5,969 and $5,853, respectively, were capitalized and amortization of debt issuance costs of $13,201, $9,465 and $7,158, respectively, were recorded in interest expense.

When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity with any of the Company’s lenders is immediately written-off and recorded in interest expense. In 2017, interest expense included $238, $6,516 and $84 of write-offs of unamortized debt issuance costs related to the amendment of TMCL II’s secured debt facility, the redemption of TMCL III’s 2013-1 Bonds, 2014-1 Bonds, the termination of TMCL III’s 2017-A Notes and the amendment of TAP Funding’s secured debt facility, respectively, (see Note 12 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”). No unamortized debt issuance costs were written-off during the year ended December 31, 2016. In 2015, interest expense included $458 of write-offs of unamortized debt issuance costs related to the amendment of TL’s revolving credit facility and the amendment of the Company’s wholly-owned subsidiary, Textainer Marine Containers IV Limited’s (“TMCL IV”) (a Bermuda company), secured debt facility.

(m)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. During 2017, 2016 and 2015, $15,143 or 25%, $22,642 or 36%, and $12,700 or 27%, respectively, of the Company’s direct container expenses were paid in up to 20 different foreign currencies. In accordance with its policy, the Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees.  Except for the lessees noted in the table below, no other single lessee made up greater than 10% of the Company’s lease rental income during the years ended December 31, 2017, 2016 and 2015:

	2017	2016 (1)	2015
Mediterranean Shipping Company S.A.	14.4%	12.0%	10.4%
CMA-CGM S.A.	13.6%	14.0%	11.0%

(1)

Certain amounts as of December 31, 2016 have been restated for immaterial corrections of identified errors relating to properly account for lease concessions (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

Mediterranean Shipping Company S.A. accounted for 13.1% and 9.0% of the Company’s gross accounts receivable as of December 31, 2017 and 2016, respectively. CMA-CGM S.A. accounted for 12.9% and 9.1% of the Company’s gross accounts receivable as of December 31, 2017 and 2016, respectively. Hanjin Shipping Co. accounted for 19.9% of the Company’s gross accounts receivable as of December 31, 2016. Hanjin Shipping Co. filed for bankruptcy in August 2016 and the Company’s outstanding accounts receivable with this customer was fully reserved as of December 31, 2016 and was written off as of December 31, 2017 (see Note 3 “Insurance Receivable and Impairment”). There is no other single lessee that accounted for more than 10% of the Company’s gross accounts receivable as of December 31, 2017 and 2016. As of December 31, 2016, the Company’s gross accounts receivable has been restated for immaterial corrections of identified errors pertaining to properly account for lease concessions (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

Total fleet lease rental income differs from reported lease rental income in that total fleet lease rental income comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned by the Owners from leases on containers in its managed fleet, while the Company’s reported lease rental income only comprises income associated with its owned fleet. Except for the customers noted in the table below, no other customer that individually accounted for over 10% of the lease billings of the Company’s total fleet in 2017, 2016 and 2015:

	2017	2016	2015
Mediterranean Shipping Company S.A.	15.1%	13.6%	11.9%
CMA-CGM S.A.	14.4%	15.4%	12.2%

The Company currently has containers on-hire to approximately 300 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers to freight forwarding companies and the U.S. military. The Company’s five largest customers accounted for approximately 49.5%, 48.1% and 40.3% of the Company’s total fleet leasing billings in 2017, 2016 and 2015, respectively. During 2017, 2016 and 2015, revenue from the Company’s 20 largest container lessees by lease billings represented 80.0%, 78.9% and 77.4% of the Company’s total fleet container lease billings, respectively.  A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition.

As of December 31, 2017 and 2016, approximately 94.4 % and 95.0%, respectively, of the Company’ accounts receivable for its total fleet were from container lessees and customers outside of the U.S. As of December 31, 2017 and 2016, approximately 98.0% and 99.8%, respectively, of the Company’s finance lease receivables for its total fleet were from container lessees and customers outside of the U.S. Except for the countries outside of the U.S. noted in the table below, customers in no other single country made up greater than 10% of the Company’s total fleet container lease rental income during 2017, 2016 and 2015.

Country	2017	2016	2015
Switzerland	15.1%	13.4%	11.5%
France	14.4%	15.3%	12.2%
People's Republic of China	14.4%	14.1%	15.9%
Taiwan	13.9%	12.2%	11.1%
Singapore	10.9%	8.7%	11.0%
Korea	6.8%	9.9%	11.6%

(n)	Derivative Instruments

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

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units.  Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.  Share-based compensation expense of $6,083, $6,573 and $7,743 was recorded as a part of long-term incentive compensation during 2017, 2016 and 2015, respectively, for share options and restricted share units awarded to employees under the 2015 Plan.

(p)	Comprehensive Income

The Company discloses the effect of its foreign currency translation adjustment as a component of other comprehensive income (loss) in the Company’s consolidated statements of comprehensive income (loss).

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

(r)	Net Income (Loss) Attributable to Textainer Group Holdings Limited Common Shareholders per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Potentially dilutive share options and restricted share units that were anti-dilutive under the treasury stock method were excluded from the computation of diluted EPS. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS during 2017, 2016 and 2015 is presented as follows:

Share amounts in thousands	2017	2016 (1)	2015
Numerator:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$19,365	$(52,483)	$108,408
Denominator:
Weighted average common shares outstanding-- basic	56,845	56,608	56,953
Dilutive share options and restricted share units	314	—	140
Weighted average common shares outstanding-- diluted	57,159	56,608	57,093
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.34	$(0.93)	$1.90
Diluted	$0.34	$(0.93)	$1.90

Anti-dilutive share options and restricted share units, excluded from the computation of diluted EPS because they were anti-dilutive	1,164	1,361	1,158

(1)

Amounts for the year ended December 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and to properly account for lease concessions (see Note 2 "Immaterial Correction of Errors in Prior Periods").

Given that the Company had a net loss attributable to Textainer Group Holdings Limited common shareholders for the year ended 2016, there was no dilutive effect of share option and restricted share units.

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

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2017
Assets
Interest rate swaps, collars and caps	$—	$7,787	$—
Total	$—	$7,787	$—
Liabilities
Interest rate swaps, collars and caps	$—	$81	$—
Total	$—	$81	$—
December 31, 2016
Assets
Interest rate swaps, collars and caps	$—	$4,816	$—
Total	$—	$4,816	$—
Liabilities
Interest rate swaps, collars and caps	$—	$1,204	$—
Total	$—	$1,204	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2017 and 2016:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Years Ended December 31, 2017 and 2016
	(Level 1)	(Level 2)	(Level 3)	Total Impairments (2)
December 31, 2017
Assets
Containers held for sale (1)	$—	$8,984	$—	$15,475
Total	$—	$8,984	$—	$15,475
December 31, 2016
Assets
Containers held for sale (1)	$—	$19,230	$—	$66,455
Total	$—	$19,230	$—	$66,455

(1)

Represents the carrying value of containers included in containers held for sale in the consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

(2)	Included in container impairment in the accompanying consolidated statements of comprehensive income (loss).

The Company measures the fair value of its $1,284,243 notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach.  This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had net fair value asset and liability of $7,787 and $81, respectively, as of December 31, 2017 and a fair value asset and liability of $4,816 and $1,204, respectively, as of December 31, 2016. The credit valuation adjustment was determined to be $31 and $87 (both of which were additions to the net liabilities) as of December 31, 2017 and 2016, respectively. The change in fair value during 2017, 2016 and 2015 of $4,094, $6,210 and $(1,947), respectively, was recorded in the consolidated statements of comprehensive income (loss) as unrealized gains (losses) on interest rate swaps, collars and caps, net.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. At December 31, 2017 and 2016, the carrying value of 7,325 and 26,600 containers held for sale have been impaired in $8,984 and $19,230 were net of impairment charges of $4,362 and $15,332, respectively. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers held for sale to their estimated fair value less cost to sell. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value less costs to sell are recognized as reversal to container impairment but not in excess of the cumulative loss previously recognized.

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At December 31, 2017 and 2016, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $183,305 and $235,769 at December 31, 2017 and 2016, respectively, compared to book values of $182,624 and $237,234 at December 31, 2017 and 2016, respectively. The fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,995,190 and $2,991,396 at December 31, 2017 and 2016, respectively, compared to book values of $2,990,308 and $3,038,297 at December 31, 2017 and 2016, respectively.

(t)	Recently Issued Accounting Standards and Pronouncements

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation – Stock Compensation (Topic 718) (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of accounting for share-based payment award transactions which includes accounting for income taxes, classification of excess tax benefits on statement of cash flows, minimum statutory tax withholding requirements and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes. The new guidance also allows an entity to make a policy election to account for forfeitures as they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company adopted ASU 2016-09 on January 1, 2017 using the prospective transition method for the amendments related to the presentation of excess tax benefits on the statement of cash flows and will continue to account for forfeitures of share-based payment by estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change. The Company’s adoption on ASU 2016-09 resulted in no changes to the Company’s 2016 consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). This amendment provides guidance on how cash receipts and cash payments are presented and classified in the statement of cash flows for certain scenarios and transactions, as defined in ASU 2016-15. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-15 is permitted. ASU 2016-15 requires the use of the retrospective transition method for all periods presented. The Company early adopted ASU 2016-15 on April 1, 2017, which resulted in a reclassification of $8,195 of insurance proceeds from cash flows from operating activities to cash flows from investing activities in the Company’s consolidated statements of cash flows for the year ended December 31, 2016.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios, dispositions of used equipment and management service agreements. The new guidance defines a five-step process to achieve the core principle of ASU 2014-09, which is to recognize revenues when promised goods or services are transferred to customers in amounts that reflect the consideration to which an entity expects to be entitled for those goods or services. The topic was amended in August 2015 to defer the effective date to annual periods beginning after December 15, 2017.

The Company will adopt the new revenue standards on the effective date of January 1, 2018 using the modified retrospective method of adoption for the first quarter of 2018. The Company does not expect the adoption of ASU 2014-09 to have an impact on the timing of revenue recognition or on its consolidated financial statements. Upon adoption of ASU 2014-09, the revenue recognition for our sales of equipment portfolios, dispositions of used equipment and management service agreements will remain materially consistent with our current practice. The Company will continue to recognize revenue for our equipment sales at a “point in time” following the transfer of control to the customer, which typically occurs upon delivery of containers to the customers. The Company will continue to recognize revenue for our management service agreements “over time” as services are provided to the customers. In addition, ASU 2014-09 requires expanded disclosures of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 will replace all current U.S. GAAP guidance on this topic. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing U.S. GAAP for sales-type leases, direct financing leases and operating leases and lessors should be precluded from recognizing selling profit and revenue at lease commencement for a lease that does not transfer control of the underlying asset to the lessees. A dual approach is to be applied for lessee accounting with lease classification determined in accordance with the principles in existing lease requirements. Under the new guidance, lessees will be required to recognize the following on the balance sheet for all leases at the commencement date, with an exception for short-term leases and leases that commence at or near the end of the underlying asset’s economic life:

(i)	Right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term; and
(ii)	Lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis.

ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early application permitted. ASU 2016-02 requires the use of the modified retrospective method for all periods presented, with certain practical expedients available. The Company plans to adopt ASU 2016-02 effective January 1, 2019 and is continuing to analyze and evaluate the potential impact on its current accounting practices, consolidated financial statements and related disclosures. The Company expects the adoption of ASU 2016-02 will not have a material impact on our consolidated balance sheets, consolidated income statements and consolidated cash flow statements. The accounting for capital leases will remain substantially unchanged upon adoption of ASU 2016-02. The Company expects to complete its assessment of the impact of ASU 2016-02 in fiscal year 2018.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”). This guidance affects trade receivables and net investments in leases and the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, current conditions, and reasonable and supportable information that affect collectability. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years and with early adoption permitted for fiscal years beginning after December 15, 2018. The Company is currently evaluating the potential impact on its consolidated financial statements and related disclosures. The Company expects to complete its assessment of the impact of ASU 2016-13 in fiscal year 2019.

(2) Immaterial Correction of Errors in Prior Periods

During the first quarter of 2017, the Company identified errors related to the calculation of the gain on sale of containers, net and lease concessions that had not properly been recognized. In accordance with ASC 250, the Company evaluated the materiality of the errors from both a quantitative and qualitative perspective, and concluded that the errors were immaterial to the Company’s prior period interim and annual consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed interim or annual reports are required. Consequently, the Company has adjusted for the errors by revising its historical consolidated balance sheet presented herein resulting in a $839 increase in accounted receivable, net, a $2,792 decrease in containers, net, a $1,821 decrease in retained earnings and a $132 decrease in noncontrolling interests recorded in the consolidated balance sheet as of December 31, 2016. For the year ended December 31, 2016, the correction of the errors also resulted in a decrease in gain on sale of containers, net of $2,792 and an increase of $839 in lease rental income, resulting in a decrease of $1,821 in net income (loss) recorded in the consolidated statements of comprehensive income (loss).

(3) Insurance Receivable and Impairment

In August 2016, one of the Company’s customers filed for bankruptcy and the book value of its owned containers, net on operating leases and direct financing leases with this customer was $178,344 and $88,171, respectively. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers, up to 183 days of lost lease rental income and defaulted accounts receivable. During the year ended December 31, 2016, the Company recorded a total container impairment of $22,149 representing $17,399 to write down the containers on direct finance leases with this customer to the lower of estimated fair market value or net book value and $4,750 insurance deductible.  As of December 31, 2016, an insurance receivable of $39,321, net of insurance deductible of $4,750, was recorded for estimated unrecoverable containers of $24,912 (or 10% of the containers on lease to the customer) as a reduction to containers, net and $19,159 of recovery costs recorded as a reduction to direct container expense on the Company’s owned fleet. The Company also recorded bad debt expense of $18,992, net of estimated insurance proceeds of $2,592, to fully reserve for the customer’s outstanding accounts receivable during the year ended December 31, 2016. During the recent quarters in 2017, the Company reassessed its estimate of unrecoverable containers to actual amount of unrecoverable containers commensurate with the insurance claim filing. Accordingly, the Company recorded a $7,592 reduction to the insurance receivable and addition to the containers, net, for the year ended December 31, 2017. An additional insurance receivable of $32,067 was also recorded for the year ended December 31, 2017 for recovery costs that are reimbursable as reduction to direct container expense. For the year ended December 31, 2017, the Company received a total of $50,479 insurance proceeds for the Company’s owned fleet, which was recorded as a reduction to the insurance receivable.

Insurance receivable recorded on the Company’s owned fleet related to this bankrupt customer are as follows:

Estimated unrecoverable containers, net of insurance deductible	$20,162
Recovery costs	19,159
Accounts receivable coverage by insurance	2,592
Insurance receivable associated with this bankruptcy customer as of December 31, 2016	41,913
Recovery costs	32,067
Insurance proceeds received	(50,479)
Reassessment associated with estimate of unrecoverable containers to actual amount of loss commensurate with the insurance claim filing	(7,592)
Insurance receivable to this bankruptcy customer as of December 31, 2017	$15,909

In August 2015, one of the Company’s customers became insolvent and containers on operating and direct financing leases to the customer were deemed unlikely to be recovered. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income.  Accordingly, during the year ended December 31, 2015, an impairment was recorded to write off containers, net and net investment in direct financing and sales-type leases with book values of $8,815 and $2,903, respectively. In addition, bad debt expense of $2,574 was recorded in the condensed consolidated statements of comprehensive (loss) income for the year ended December 31, 2015 to fully reserve for the customer’s outstanding accounts receivable.  As of December 31, 2015, an insurance receivable of $11,436 was recorded for $8,796 of estimated proceeds for containers unlikely to be recovered, $1,685 of recovery costs recorded as a reduction to direct container expense and $955 of lost lease rental income recorded as a reduction to container impairment. The impairment net of estimated insurance proceeds of $1,968 was recorded in container impairment in the condensed consolidated statements of comprehensive (loss) income for the year ended December 31, 2015.  An additional insurance receivable of $1,007 was recorded for the year ended December 31, 2016 for $768 of recovery costs recorded as a reduction to direct container expense and $239 of lost lease rental income recorded as a reduction to container impairment for the years ended December 31, 2016. For the year ended December 31, 2016, the Company received a total of $8,250 insurance proceeds for the Company’s owned fleet, which was recorded as a reduction to the insurance receivable. In addition, the Company received final insurance proceeds of $3,592 for the Company’s owned fleet during the first quarter of 2017 and accordingly, wrote-off the remaining balance of insurance receivable of $1,321 recorded a $469 increase to containers, net, a $1,052 increase to container impairment and a $200 reduction to recovery costs for the year ended December 31, 2016. A further allocation of $720 insurance receivable, $200 to recovery costs and a $920 reduction to container impairment was recorded for the year ended December 31, 2017.

Insurance receivable recorded on the Company’s owned fleet related to this insolvency customer are as follows:

Insurance receivable associated with this insolvency customer as of December 31, 2015	$11,436
Recovery costs	768
Lost lease rental income	239
Wrote off of remaining balance of insurance receivable per final insurance proceeds received	(1,321)
Insurance proceeds received	(8,250)
Insurance receivable associated with this insolvency customer as of December 31, 2016	2,872
Allocation adjustment on insurance receivable per final insurance proceeds received	720
Final insurance proceeds received	(3,592)
Insurance receivable to this insolvency customer as of December 31, 2017	$-

(4) Container Purchases

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

In 2017, the Company concluded three separate purchases totaling 19,802 containers that it had been managing for institutional investors, including related net investment in direct financing and sales-type leases, accounts receivable, due from owners, net, accounts payable and accrued expenses for total cash purchase consideration of $19,893. The Company previously managed these fleets for the institutional investors, accordingly, intangible asset for the management rights relinquished amounting to $170 was written-off. The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows and there were no intangible assets recognized related to the leases:

Containers, net	$18,453
Other net assets	1,440
$19,893

(5) Purchase-leaseback Transactions

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

As the lessee returns containers, the balance of prepaid expenses and other current assets will be reduced by drop-off charges paid to the Company. The remaining balance of drop-off charges was $5,233 and $6,218 as of December 31, 2017 and 2016, respectively.

(6) Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions during 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Fees from affiliated Owner	$2,994	$2,994	$3,542
Fees from unaffiliated Owners	10,073	8,556	10,252
Fees from Owners	13,067	11,550	13,794
Other fees	1,927	1,870	1,816
Total management fees	$14,994	$13,420	$15,610

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at December 31, 2017 and 2016 consisted of the following:

	2017	2016
Affiliated Owner	$1,409	$5,167
Unaffiliated Owners	9,722	12,965
Total due to Owners, net	$11,131	$18,132

(7) Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 111,059 and 135,221 containers under direct financing and sales-type leases as of December 31, 2017 and 2016, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment as of December 31, 2017 and 2016 were as follows:

	2017	2016
Future minimum lease payments receivable	$204,451	$269,256
Residual value of containers	4,885	—
Less unearned income	(26,712)	(32,022)
Net investment in direct financing and sales-type leases	$182,624	$237,234
Amounts due within one year	$56,959	$64,951
Amounts due beyond one year	125,665	172,283
Net investment in direct financing and sales-type leases	$182,624	$237,234

In September 2016, net investment in direct financing leases with a balance of $88,171 was reclassified to containers, net due to one of the Company’s customers filing for bankruptcy in August 2016 (see Note 3 “Insurance Receivable and Impairment”).

The carrying value of TW’s net investment in direct financing and sales-type leases was $103,571 and $133,991 at December 31, 2017 and 2016, respectively.

The Company maintains detailed credit records about its container lessees. The Company’s credit committee sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit

(common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of December 31, 2017, the aging would be as follows:

1-30 days past due	$2,838
31-60 days past due	21
61-90 days past due	2,786
Greater than 90 days past due	31,682
Total past due	37,327
Current	167,124
Total future minimum lease payments	$204,451

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the years ended December 31, 2017 and 2016 are as follows:

Balance as of December 31, 2015	$3,883
Additions charged to expense	9,140
Write-offs	(3,462)
Balance as of December 31, 2016	9,561
Additions charged to expense	525
Write-offs	(9,839)
Balance as of December 31, 2017	$247

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2017:

Year ending December 31:
2018	$66,703
2019	48,192
2020	29,553
2021	34,862
2022 and thereafter	25,141
Total future minimum lease payments receivable	$204,451

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $13,417, $18,558 and $25,291 during 2017, 2016 and 2015, respectively. Amounts for 2016 and 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

(8) Containers and Fixed Assets

Containers, net at December 31, 2017 and 2016 consisted of the following:

	2017	2016 (1)
Containers	$4,963,965	$4,708,326
Less accumulated depreciation	(1,172,355)	(990,784)
Containers, net	$3,791,610	$3,717,542

(1)

Amount as of December 31, 2016 has been restated for immaterial corrections of identified errors related to the calculation of gain on sale of containers, net (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

Trading containers had carrying values of $10,752 and $4,363 as of December 31, 2017 and 2016, respectively, and are not subject to depreciation. Containers held for sale had carrying values of $22,089 and $25,513 as of December 31, 2017 and 2016, respectively, and are also not subject to depreciation. All owned containers are pledged as collateral for debt as of December 31, 2017 and 2016.

Fixed assets, net at December 31, 2017 and 2016 consisted of the following:

	2017	2016
Computer equipment and software	$9,563	$8,898
Office furniture and equipment	1,428	1,408
Automobiles	36	34
Leasehold improvements	1,912	1,789
	12,939	12,129
Less accumulated depreciation	(10,788)	(10,136)
Fixed assets, net	$2,151	$1,993

(9) Intangible Assets

The changes in the carrying amount of intangible assets during the years ended December 31, 2017, 2016 and 2015 are as follows:

Balance as of December 31, 2014	$24,991
Amortization expense	(4,741)
Balance as of December 31, 2015	20,250
Amortization expense	(5,053)
Balance as of December 31, 2016	15,197
Amortization expense	(3,922)
Write-off from the relinquishment of management rights	(170)
Balance as of December 31, 2017	$11,105

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2017:

Year ending December 31:
2018	$4,207
2019	4,156
2020	2,742
Total future amortization of intangible assets	$11,105

(10) Accrued Expenses

Accrued expenses at December 31, 2017 and 2016 consisted of the following:

	2017	2016
Accrued compensation	$5,025	$3,049
Direct container expense	4,521	2,014
Interest payable	3,157	3,402
Other	662	1,256
Total accrued expenses	$13,365	$9,721

(11) Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense (benefit) for 2017, 2016 and 2015 consisted of the following:

	2017	2016	2015
Current
Bermuda	$—	$—	$—
Foreign	2,142	930	3,648
	2,142	930	3,648
Deferred
Bermuda	—	—	—
Foreign	(524)	(4,377)	3,047
	(524)	(4,377)	3,047
	$1,618	$(3,447)	$6,695

The components of income (loss) before income taxes and noncontrolling interest were as follows:

	2017	2016 (1)	2015
Bermuda sources	$—	$—	$—
Foreign sources	22,360	(61,323)	120,679
	$22,360	$(61,323)	$120,679

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of comprehensive (loss) income is as follows:

	2017		2016 (1)		2015
Bermuda tax rate	$—	0.00%	$—	0.00%	$—	0.00%
Foreign tax rate	1,297	(5.80)%	5,339	8.80%	(4,343)	3.60%
Tax uncertainties	(2,915)	13.04%	(1,892)	(3.18)%	(2,352)	1.95%
	$(1,618)	7.24%	$3,447	5.62%	$(6,695)	5.55%

(1)

Amounts for 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and to properly account for lease concessions (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2017 and 2016 are presented below:

	2017	2016
Deferred tax assets
Net operating loss carryforwards	$19,209	$26,605
Other	1,557	1,811
	20,766	28,416
Valuation allowance (net operating loss)	(1,138)	(678)
Deferred tax assets	19,628	27,738
Deferred tax liabilities
Containers, net	23,275	31,778
Other	671	812
Deferred tax liabilities	23,946	32,590
Net deferred tax liabilities	$4,318	$4,852

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

The Company has net operating loss carry-forwards of $113,228 that will begin to expire from December 31, 2018 through December 31, 2037 if not utilized. The Company expects to utilize the net operating loss carry-forwards prior to their expiration, net of the valuation allowance.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2017, cumulative earnings of approximately $36,527 would be subject to income taxes of approximately $10,958 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, State of New Jersey, State of Texas, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. The Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2011, except for its United Kingdom tax returns which are no longer subject to examinations for years before 2011.

The U.S. Tax Cuts and Job Act of 2017 (TCJA) was signed into law on December 22, 2017. The TCJA significantly revised the U.S. federal corporate income tax by, among other things, lowering the corporate income tax rate, implementing a territorial tax system, imposing a repatriation tax on earnings of foreign subsidiaries that are deemed to be repatriated to the United States, imposing limitations on the deduction of interest expense and executive compensation, and the creation of the base erosion anti-abuse tax (BEAT), a new minimum tax.

The most significant effect of TCJA on the Company was the U.S. federal corporate tax rate reduction from 35% to 21%. A change in tax law is accounted for in the period of enactment, which require re-measurement of all our U.S. deferred income tax asset and liabilities during this year-end As the Company is in an overall net deferred tax liability position, the corporate tax rate reduction results in a net tax benefit of $2,653 in 2017, when the deferred tax assets and liabilities are revalued downward. In addition, the Company’s 2017 effective tax rate was favorably affected by 11.9% due to the TCJA.

On the other significant provisions that are not yet effective but may impact the Company’s income taxes in future taxes such as limitation on the deduction of interest expense in excess of 30 percent of adjusted taxable income, limitation of net operating losses generated after fiscal year 2017 to 80 percent of taxable income and an incremental tax on BEAT.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2017 and 2016 are as follows:

Balance at December 31, 2015	$12,065
Increases related to prior year tax positions	—
Decreases related to prior year tax positions	(204)
Increases related to current year tax positions	2,378
Lapse of statute of limitations	(908)
Balance at December 31, 2016	13,331
Increases related to prior year tax positions	100
Decreases related to prior year tax positions	(12)
Increases related to current year tax positions	3,642
Lapse of statute of limitations	(911)
Balance at December 31, 2017	$16,150

If the unrecognized tax benefits of $16,150 at December 31, 2017 were recognized, tax benefits in the amount of $16,102 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2017 will decrease by $1,138 in the next twelve months due to expiration of the statute of limitations, which would reduce our annual effective tax rate.

Interest and penalty expense recorded during 2017, 2016 and 2015 amounted to $181, $281 and $70, respectively. Total accrued interest and penalties as of December 31, 2017 and 2016 were $1,108 and $926, respectively, and were included in non-current income taxes payable.

(12) Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2017 and 2016:

Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable	2017		2016
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TMCL II Secured Debt Facility (1)	$659,714	3.38%	$951,923	2.40%	August 2024
TMCL IV Secured Debt Facility (1) (2)	132,885	4.00%	140,202	2.69%	February 2020
TL Revolving Credit Facility	568,403	3.56%	671,060	2.50%	June 2020
TL Revolving Credit Facility II	150,906	3.55%	174,005	2.44%	July 2020
TW Credit Facility	97,148	3.38%	122,723	2.63%	September 2026
TAP Funding Revolving Credit Facility	163,276	3.43%	149,230	2.45%	December 2021
TL Term Loan	352,555	3.69%	394,732	2.59%	April 2019
2013-1 Bonds	—	—	200,595	3.90%	September 2038
2014-1 Bonds	—	—	233,827	3.27%	October 2039
2017-1 Bonds	390,013	3.91%	—	—	May 2042
2017-2 Bonds	475,408	3.73%	—	—	June 2042
Total debt obligations	$2,990,308		$3,038,297
Amount due within one year	$233,681		$205,081
Amounts due beyond one year	$2,756,627		$2,833,216

(1) Final maturity of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility are based on the assumptions that both facilities will not be extended on their associated conversion dates.

(2) On January 31, 2018, the TMCL IV Secured Debt Facility was terminated and the unpaid debt amount was fully repaid by proceeds primarily from the TL Revolving Credit Facility (see Note 17 “Subsequent Events”).

Secured Debt Facilities

(a) TMCL II

TMCL II has a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000. There is a commitment fee on the unused amount of the total commitment, payable monthly in arrears. TMCL II’s primary ongoing container financing requirements have been funded by commitments under the TMCL II Secured Debt Facility.  The advance rates under the TMCL II Secured Debt Facility were 80.0% and 72.5% at December 31, 2017 and 2016, respectively. TMCL II is required to maintain restricted cash balances on deposit in a designated bank account equal to five months of interest expense.

On February 27, 2017, TMCL II entered into an amendment of the TMCL II Secured Debt which revised certain of the covenants and restrictions, and increased the interest rate.

On August 31, 2017, TMCL II entered into an amendment which extended the conversion date to August 2020, and lowered the interest rate to one-month LIBOR plus 1.90%, payable monthly in arrears, during the revolving period prior to the conversion date. The amendment also replaced the borrowing capacity of two of the TMCL II Secured Debt Facility lenders with three other lenders and, accordingly, the Company wrote off $238 of unamortized debt issuance costs in August 2017.

(b)	TMCL IV

TMCL IV had a securitization facility (the “TMCL IV Secured Debt Facility”) that provided for an aggregate commitment amount of up to $300,000. There is a commitment fee on the unused amount of the total commitment, payable monthly in arrears. Final legal payment date was two years after the Conversion Date (February 2, 2018) if the TMCL IV Secured Debt Facility was not renewed by the Conversion Date. TMCL IV’s ongoing container financing requirements had been funded by commitments under the TMCL IV Secured Debt Facility. The advance rates under the TMCL IV Secured Debt Facility were 80.0% and 72.5% at December 31, 2017 and 2016, respectively. TMCL IV was required to maintain restricted cash balances on deposit in a designated bank account equal to five months of interest expense.

On February 27, 2017, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which revised certain of the covenants and restrictions, and increased interest margin from 1.95% to 2.50%.

On January 31, 2018, the TMCL IV Secured Debt Facility was terminated and the unpaid debt amount of $129,400 was fully repaid by $124,608 proceeds from the TL Revolving Credit Facility and TMCL IV’s available cash of $4,792.

Under the terms of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these two programs may not exceed the lesser of the commitment amount and an amount that is calculated based on TMCL II and TMCL IV’s book value of equipment, restricted cash and net investment in direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures (the “Asset Base”). The total obligations under the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility are secured by a pledge of TMCL II and TMCL IV’s assets, respectively. As of December 31, 2017, TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility’s Asset Base amounted to $723,991 and $159,128, respectively and TMCL II and TMCL IV’s total assets amounted to $1,088,797 and $218,145, respectively.

Credit Facilities

(a)	TL

TL has a revolving credit facility (the “TL Revolving Credit Facility”) that provides for an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility). There is a commitment fee on the unused amount of the total commitment, payable quarterly in arrears. The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through June 19, 2020 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility is based either on the base rate for Base Rate loans plus a spread between 1.50% and 2.00% or LIBOR for Eurodollar rate loans plus a spread between 2.00% and 2.50%, as defined in the credit agreement, which varied based on TGH’s leverage. TL’s primary ongoing container financing requirements have been funded by commitments under the TL Revolving Credit Facility. The advance rates under the TL Revolving Credit Facility were 84.5% and 85.0% at December 31, 2017 and 2016, respectively. Interest payments on Base Rate loans and Eurodollar rate loans are payable in arrears on the last day of each calendar month and on the last day of each interest period, respectively.

TL has another revolving credit facility (the “TL Revolving Credit Facility II”) that provides for an aggregate commitment amount of up to $190,000.  There is a commitment fee on the unused amount of the total commitment, payable quarterly in arrears. The TL Revolving Credit Facility II provides for payments of interest only during its term beginning on its inception date through July 23, 2020, when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility II is based either on the base rate for Base Rate loans plus a spread between 1.50% and 2.00% or LIBOR for Eurodollar rate loans plus a spread between 2.00% and 2.50%, as defined in the credit agreement, which varies based on TGH’s leverage. The advance rates under the TL Revolving Credit Facility II were 84.5% and 85.0% at December 31, 2017 and 2016, respectively.  Interest payments on Base Rate loans and Eurodollar rate loans are payable in arrears on the last day of each interest period, not to exceed three months, and on the last day of each calendar month, respectively.

On February 27, 2017 and October 31, 2017, TL entered into amendments of the TL Revolving Credit Facility and TL Revolving Credit Facility II which revised certain of the covenants and restrictions and increased the interest rate.

The TL Revolving Credit Facility and the TL Revolving Credit Facility II are each secured by segregated pools of TL’s containers and under the terms of both facilities, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is based on a formula based on TL’s net book value of containers and net investment in direct financing and sales-type leases designated to each of the TL Revolving Credit Facility and TL Revolving Credit Facility II. As of December 31, 2017, TL Revolving Credit Facility and the TL Revolving Credit Facility II’s Asset Base amounted to $662,925 and $156,110, respectively. TGH acts as an unconditional guarantor of the TL Revolving Credit Facility and the TL Revolving Credit Facility II. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of December 31, 2017 and 2016.

(b)	TW

TW has a credit agreement, with Wells Fargo Bank N.A. as the lender, which provided for a revolving credit facility with an aggregate commitment amount of up to $300,000 (the “TW Credit Facility”). The revolving credit period was terminated on July 29, 2016 through an amendment. TW is required to make monthly principal pay downs from its available funds, net revenue collection after interest payment, interest rate hedging payment and certain management fees, until the outstanding balance is fully repaid prior to final maturity. Interest on the outstanding amount due under the TW Credit Facility is based on one-month LIBOR plus 2.0%, payable monthly in arrears. The advance rates under the TW Credit Facility were 90% and 80% for containers under operating leases and net investment in direct financing and sales-type leases, respectively, at both December 31, 2017 and 2016. TW is required to maintain restricted cash balances on deposit in a designated bank account equal to three months of interest expense.

The TW Credit Facility is secured by a pledge of TW’s total assets and under the terms of the TW Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount that is based on a formula based on TW’s net book value of containers, restricted cash and net investment in direct financing and sales-type leases (the “Asset Base”). As of December 31, 2017, TW Credit Facility’s Asset Base and TW’s total assets amounted to $106,786 and $134,997, respectively.

(c)	TAP Funding

TAP Funding has a credit agreement, that provides for a revolving credit facility with an aggregate commitment amount of up to $190,000 (the “TAP Funding Revolving Credit Facility”). There is a commitment fee on the unused amount of the total commitment, payable monthly in arrears. TAP Funding’s primary ongoing container financing requirements have been funded by commitments under the TAP Funding

Revolving Credit Facility. The advance rates under the TAP Funding Revolving Credit Facility were 80.0% and 77.0% at December 31, 2017 and 2016, respectively. TAP Funding is required to maintain restricted cash balances on deposit in a designated bank account equal to five months of interest expense. Interest on the outstanding amount due under the TAP Funding Revolving Credit Facility is based on one-month LIBOR plus 1.95%, payable monthly in arrears.

On February 27, 2017, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which revised certain of the covenants and restrictions.

On December 8, 2017, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which extended the maturity date to December 7, 2021, increased the advance rate from 77.0% to 80.0%, lowered the interest margin from 2.25% to 1.95% and increased the aggregate commitment amount from $150,000 to $190,000.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is based on a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. As of December 31, 2017, TAP Funding Revolving Credit Facility’s Asset Base and TAP Funding’s total assets amounted to $164,213 and $220,747, respectively.

Term Loan

TL has a $500,000 five-year term loan (the “TL Term Loan”) that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on the base rate for Base Rate loans plus a spread between 1.50% and 2.00% or LIBOR for Eurodollar rate loans plus a spread between 2.00% and 2.50%, as defined in the credit agreement, which is based upon TGH’s leverage. Under the terms of the TL Term Loan, scheduled principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal to 1.58% of the initial principal balance and one final installment payable on the Maturity Date (April 30, 2019). The advance rates under the TL Term Loan were 84.5% and 85.0% at December 31, 2017 and 2016, respectively. Interest payments are payable in arrears on the last day of each interest period, not to exceed three months.

On February 27, 2017 and October 31, 2017, TL entered into amendments of the TL Term Loan which revised certain of the covenants and restrictions, and increased the interest rate.

The TL Term Loan is secured by a segregated pool of the Company’s containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the commitment amount and an amount that is based on a formula based on TL’s net book value of containers and net investment in direct financing and sales-type leases designated to the TL Term Loan (the “Asset Base”). As of December 31, 2017, TL Term Loan’s Asset Base amounted to $364,186. TGH acts as an unconditional guarantor of the TL Term Loan.

Bonds Payable

(a)	TMCL III

Textainer Marine Containers III Limited (“TMCL III”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) and $301,400 aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act.

The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Both principal and interest incurred were payable monthly in arrears. The target final payment date and legal final payment date was September 20, 2023 and September 20, 2038, respectively. TMCL III was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the 2013-1 Bonds.

The 2014-1 Bonds were issued at 99.9% of par value, resulting in a discount of $102 which is being accreted to interest expense using the interest rate method over a 10 year term. The $301,400 in 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Both principal and interest incurred were payable monthly in arrears.  The target final payment date and legal final payment date was October 20, 2024 and October 20, 2039, respectively. TMCL III was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the 2014-1 Bonds.

On April 20, 2017, TMCL III entered into $406,000 of one-year floating rate asset-backed notes (the “2017-A Notes”) with a group of financial institutions. Interest on the outstanding amount due under the 2017-A Notes was based on adjusted LIBOR plus a spread of 3.0%. The entire proceeds of the 2017-A Notes with TMCL III’s available cash was used to fully repay the unpaid principal amount of $195,585 and $228,562 of the 2013-1 Bonds and the 2014-1 Bonds, respectively, on April 20, 2017.

On May 17, 2017, the TMCL III 2017-A Notes were fully repaid by proceeds from the sale of TMCL III’s containers to Textainer Marine Containers V Limited’s (“TMCL V”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, and TMCL III’s available cash.

Unamortized debt issuance costs and unamortized bond discounts of the 2013-1 Bonds, the 2014-1 Bonds and the 2017-A Notes in an aggregate amount of $7,228 was written-off  in second quarter of 2017.

(b)	TMCL V

On May 17, 2017, TMCL V issued the Series 2017-1 Fixed Rate Asset Backed Notes (the “2017-1 Bonds”), $350,000 aggregate Class A principal amount and $70,000 aggregate Class B principal amount of 2017-1 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $420,000 in 2017-1 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are May 20, 2026 and May 20, 2042, respectively. Both principal and interest incurred are payable monthly in arrears. The advance rate under the 2017-1 Bonds was 75.2% at December 31, 2017. TMCL V was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the 2017-1 Bonds. Proceeds from the 2017-1 Bonds was used to acquire containers from TMCL III and for general corporate purposes.  The 2017-1 Bonds are secured by a pledge of TMCL V’s total assets.

On June 28, 2017, TMCL V issued the Series 2017-2 Fixed Rate Asset Backed Notes (the “2017-2 Bonds”), $416,000 aggregate Class A principal amount and $84,000 aggregate Class B principal amount of 2017-2 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $500,000 in 2017-2 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are June 20, 2026 and June 20, 2042, respectively. Both principal and interest incurred are payable monthly in arrears. The advance rate under the 2017-2 Bonds was 77.6% at December 31, 2017. TMCL V was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the 2017-2 Bonds. Proceeds from the 2017-2 Bonds was used to acquire containers from TL and TMCL II and for general corporate purposes.  The 2017-2 Bonds are secured by a pledge of TMCL V’s total assets.

Under the terms of the 2017-1 Bonds and the 2017-2 Bonds, the total outstanding principal may not exceed an amount that is based on a formula based on TMCL V’s book value of equipment, restricted cash and net investment in direct financing and sales-type leases as specified in the bond indenture (the “Asset Base”). The total obligations under the 2017-1 Bonds and the 2017-2 Bonds are secured by a pledge of TMCL V’s assets. As of December 31, 2017, the 2017-1 Bonds and the 2017-2 Bonds’ Asset Base amounted to $395,892 and $482,198, respectively, and TMCL V’s total assets amounted to $1,179,021.

Restrictive Covenants

The Company’s secured debt facilities, revolving credit facilities, the TL Term Loan, the 2017-1 Bonds and the 2017-1 Bonds contain restrictive covenants, including limitations on certain liens, indebtedness and investments.

•

The TL Revolving Credit Facility, TL Revolving Credit Facility II and the TL Term Loan contain certain restrictive financial covenants on TGH’s consolidated tangible net worth and TGH and TL’s leverage coverage.

•

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TW Credit Facility, the TAP Funding Revolving Credit Facility, the 2017-1 Bonds and the 2017-2 Bonds contain restrictive covenants on TGH’s leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels.

•	The TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility also contain restrictive covenants regarding certain containers sales proceeds ratio.

•	The TW Credit Facility also contains restrictive covenants limiting TW’s finance lease default ratio and debt service coverage ratio.

•

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TAP Funding Revolving Credit Facility, the 2017-1 Bonds and the 2017-2 Bonds also contain restrictive covenants’ regarding certain debt service ratios and the average age of the underlying container fleets securing each of these obligations.

•

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the 2017-1 Bonds and the 2017-2 Bonds also contain restrictive covenants on TMCL II, TMCL IV and TMCL V’s ability to incur other obligations and distribute earnings, respectively.

•	All of the Company’s debt facilities also contain restrictive covenants on borrowing base minimums.

TGH and its subsidiaries were in full compliance with these restrictive covenants at December 31, 2017.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of December 31, 2017:

	Twelve months ending December 31,						Available borrowing, as limited by the	Current and
	2018	2019	2020	2021	2022 and thereafter	Total Borrowing	Borrowing Base	Available Borrowing
TMCL II Secured Debt (1) Facility	$—	$—	$22,136	$66,475	$576,140	$664,751	$58,648	$723,399
TMCL IV Secured Debt (1) (2) Facility	48,000	48,000	37,000	—	—	133,000	26,127	159,127
TL Revolving Credit Facility	—	—	574,000	—	—	574,000	70,956	644,956
TL Revolving Credit Facility II	36,000	36,000	80,000	—	—	152,000	4,110	156,110
TW Credit Facility	26,793	21,854	25,654	17,009	5,838	97,148	—	97,148
TAP Funding Revolving Credit Facility	9,600	9,600	9,600	135,900	—	164,700	—	164,700
TL Term Loan	39,600	314,400	—	—	—	354,000	—	354,000
2017-1 Bonds	37,065	38,331	39,357	52,173	227,349	394,275	—	394,275
2017-2 Bonds (3)	40,627	40,968	43,958	55,259	299,730	480,542	—	480,542
Total (4)	$237,685	$509,153	$831,705	$326,816	$1,109,057	$3,014,416	$159,841	$3,174,257

(1)	Future scheduled payments for TMCL II and TMCL IV Secured Debt Facility are based on the assumptions that both facilities will not be extended on their associated conversion dates.
(2)

On January 31, 2018, the TMCL IV Secured Debt Facility was termination and the unpaid debt amount was fully repaid by proceeds primarily from the TL Revolving Credit Facility (see Note 17 “Subsequent Events”).

(3)	Future scheduled payments for 2017-2 Bonds exclude an unamortized discount of $75.
(4)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $24,034.

Derivative Instruments

The Company has entered into several interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of December 31, 2017:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 0.60% and 1.98% per annum, amortizing notional amounts, with termination dates through July 15, 2023	$1,067,530
Interest rate collar contracts with a bank which cap rates between 1.26% and 2.18% per annum, and sets floors for rates between 0.76% and 1.68% per annum, amortizing notional amount, with termination dates through June 15, 2023	78,713
Interest rate cap contracts with several banks with fixed rates between 3.70% and 4.49% per annum, nonamortizing notional amounts, with termination dates through December 15, 2019	138,000
Total notional amount as of December 31, 2017	$1,284,243

The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $7,787 and $81 as of December 31, 2017, respectively, and a fair value asset and a fair value liability of $4,816 and $1,204 as of December 31, 2016, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at December 31, 2017. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive income (loss) as unrealized gains (losses) on interest rate swaps, collars and caps, net.

(13) Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for 2017, 2016 and 2015, reconciled to the Company’s income before income tax and noncontrolling interests as shown in its consolidated statements of comprehensive income:

	Container	Container	Container
2017	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$442,219	$2,669	$—	$—	$—	$444,888
Management fees from external customers	266	9,953	4,775	—	—	14,994
Inter-segment management fees	—	39,529	9,477	—	(49,006)	—
Trading container sales proceeds	—	—	4,758	—	—	4,758
Gain on sale of containers, net	26,210	—	—	—	—	26,210
Total revenue	$468,695	$52,151	$19,010	$—	$(49,006)	$490,850
Depreciation expense	$236,577	$776	$—	$—	$(6,310)	$231,043
Container impairment	$8,072	$—	$—	$—	$—	$8,072
Interest expense	$117,475	$—	$—	$—	$—	$117,475
Write-off of unamortized deferred debt issuance costs and bond discounts	$7,550	$—	$—	$—	$—	$7,550
Unrealized gains on interest rate swaps, collars and caps, net	$4,094	$—	$—	$—	$—	$4,094
Segment (loss) income before income tax and noncontrolling interests	$(1,707)	$15,376	$10,854	$(3,568)	$1,405	$22,360
Total assets	$4,316,272	$139,989	$10,873	$6,859	$(93,651)	$4,380,342
Purchases of long-lived assets	$418,288	$934	$—	$—	$—	$419,222

	Container	Container	Container
2016 (1)	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$458,246	$2,181	$—	$—	$—	$460,427
Management fees from external customers	291	10,076	3,053	—	—	13,420
Inter-segment management fees	—	38,080	8,493	—	(46,573)	—
Trading container sales proceeds	—	—	15,628	—	—	15,628
Gain on sale of containers, net	6,761	—	—	—	—	6,761
Total revenue	$465,298	$50,337	$27,174	$—	$(46,573)	$496,236
Depreciation expense	$241,498	$876	$—	$—	$(6,230)	$236,144
Container impairment	$94,623	$—	$—	$—	$—	$94,623
Interest expense	$85,215	$—	$—	$—	$—	$85,215
Unrealized gains on interest rate swaps, collars and caps, net	$6,210	$—	$—	$—	$—	$6,210
Segment (loss) income before income tax and noncontrolling interests	$(84,252)	$18,134	$6,178	$(3,016)	$1,633	$(61,323)
Total assets	$4,261,296	$89,905	$6,010	$4,900	$(68,085)	$4,294,026
Purchases of long-lived assets	$474,956	$1,206	$—	$—	$—	$476,162

	Container	Container	Container
2015	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$510,954	$1,590	$—	$—	$—	$512,544
Management fees from external customers	317	12,002	3,291	—	—	15,610
Inter-segment management fees	—	45,620	10,104	—	(55,724)	—
Trading container sales proceeds	—	—	12,670	—	—	12,670
Gain on sale of containers, net	3,454	—	—	—	—	3,454
Total revenue	$514,725	$59,212	$26,065	$—	$(55,724)	$544,278
Depreciation expense	$197,084	$792	$—	$—	$(5,946)	$191,930
Container impairment	$35,345	$—	$—	$—	$—	$35,345
Interest expense	$76,063	$—	$—	$—	$—	$76,063
Write-off of unamortized deferred debt issuance costs	$458	$—	$—	$—	$—	$458
Unrealized losses on interest rate swaps, collars and caps, net	$1,947	$—	$—	$—	$—	$1,947
Segment income (loss) before income tax and noncontrolling interests	$88,536	$26,305	$9,335	$(4,283)	$786	$120,679
Total assets	$4,348,196	$117,033	$5,210	$7,251	$(112,378)	$4,365,312
Purchases of long-lived assets	$510,269	$1,070	$—	$—	$—	$511,339

(1)

Amounts for the years ended December 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of the gains on sale of containers, net and to properly account for lease concessions (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

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

The following table represents the geographic allocation of lease rental income and management fees during the years ended December 31, 2017, 2016 and 2015 based on customers’ primary domicile:

	Years ended December 31,
	2017	Percent of Total	2016 (1)	Percent of Total	2015	Percent of Total
Lease rental income:
Asia	$231,928	52.1%	$256,489	55.7%	$301,209	58.7%
Europe	182,291	41.0%	176,164	38.2%	183,785	35.9%
North / South America	26,329	5.9%	21,929	4.8%	15,957	3.1%
All other international	4,340	1.0%	5,845	1.3%	11,593	2.3%
Bermuda	—	0.0%	—	0.0%	—	0.0%
	$444,888	100.0%	$460,427	100.0%	$512,544	100.0%
Management fees:
Bermuda	$9,074	60.5%	$8,668	64.6%	$10,201	65.3%
Europe	3,729	24.9%	2,541	18.9%	3,190	20.4%
North / South America	1,948	13.0%	1,915	14.3%	1,819	11.7%
Asia	28	0.2%	41	0.3%	48	0.3%
All other international	215	1.4%	255	1.9%	352	2.3%
	$14,994	100.0%	$13,420	100.0%	$15,610	100.0%

(1)

Amounts for the year ended December 31, 2016 have been restated for immaterial corrections of identified errors pertaining to properly account for lease concessions (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

The following table represents the geographic allocation of trading container sales proceeds and gains on sale of containers, net during the years ended December 31, 2017, 2016 and 2015 based on the location of sale:

	Years ended December 31,
	2017	Percent of Total	2016 (1)	Percent of Total	2015	Percent of Total
Trading container sales proceeds:
Asia	$3,349	70.4%	$11,647	74.5%	$6,401	50.5%
North / South America	816	17.2%	2,948	18.9%	2,581	20.4%
Europe	593	12.5%	1,033	6.6%	3,688	29.1%
Bermuda	—	—	—	0.0%	—	0.0%
	$4,758	100.0%	$15,628	100.0%	$12,670	100.0%
Gain (loss) on sale of containers, net:
Asia	$18,321	69.9%	$6,015	89.0%	$929	26.9%
North / South America	5,002	19.1%	1,855	27.4%	3,022	87.5%
Europe	2,994	11.4%	1,576	23.3%	(490)	(14.2)%
Bermuda	—	0.0%	—	0.0%	—	0.0%
All other international	(107)	(0.4)%	(2,685)	(39.7)%	(7)	(0.2)%
	$26,210	100.0%	$6,761	100.0%	$3,454	100.0%

(1)

Amounts for the year ended December 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

(14) Commitments and Contingencies

(a)	Leases

The Company has entered into several operating leases for office space. Rent expense amounted to $3,432, $1,213 and $1,614 during 2017, 2016 and 2015, respectively.

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2017 were as follows:

Operating leasing
Year ending December 31:
2018	$2,104
2019	2,156
2020	2,113
2021	2,053
2022 and thereafter	11,212
Total	$19,638

(b)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Credit Facility, TAP Funding Revolving Credit Facility, 2013-1 Bonds, 2014-1 Bonds, 2017-1 Bonds and 2017-2 Bonds. In addition, TL is required under its credit facilities to maintain a $10,000 cash balance. The total balance of these restricted cash accounts was $99,675 and $58,078 as of December 31, 2017 and 2016, respectively.

(c)	Container Commitments

At December 31, 2017, the Company had placed orders with manufacturers for containers to be delivered subsequent to December 31, 2017 in the total amount of $244,990.

(15) Share Option and Restricted Share Unit Plans

As of December 31, 2017, the Company maintained one active share option and restricted share unit plan, the 2015 Share Incentive Plan (“2015 Plan”). The 2015 Plan provided for the grant of share options, restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2015 Plan provided for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options could be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH.      At December 31, 2017, 787,937 shares were available for future issuance under the 2015 Plan.

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

The following is a summary of activity in the Company’s 2015 Plan for the years ended December 31, 2017, 2016, and 2015:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2014	961,031	$29.63
Options granted during the period	257,428	$14.20
Options exercised during the period	(32,495)	$11.90
Options expired during the period	(6,532)	$30.99
Options forfeited during the period	(20,086)	$33.70
Balances, December 31, 2015	1,159,346	$26.62
Options granted during the period	341,532	$9.77
Options exercised during the period	—	$—
Options expired during the period	(38,317)	$31.33
Options forfeited during the period	(30,748)	$29.97
Balances, December 31, 2016	1,431,813	$22.41
Options granted during the period	246,722	$22.75
Options exercised during the period	(65,468)	$14.67
Options expired during the period	(45,638)	$25.55
Options forfeited during the period	(42,752)	$16.04
Balances, December 31, 2017	1,524,677	$22.88
Options exercisable at December 31, 2017	875,083	$27.04
Options vested and expected to vest at December 31, 2017	1,453,930	$23.15

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2014	633,218	$27.99
Share units granted during the period	277,336	$13.01
Share units vested during the period	(272,945)	$26.00
Share units forfeited during the period	(20,086)	$30.31
Balances, December 31, 2015	617,523	$21.70
Share units granted during the period	361,152	$9.81
Share units vested during the period	(254,024)	$24.26
Share units forfeited during the period	(30,748)	$25.93
Balances, December 31, 2016	693,903	$14.72
Share units granted during the period	289,800	$20.82
Share units vested during the period	(244,633)	$18.33
Share units forfeited during the period	(46,022)	$14.24
Balances, December 31, 2017	693,048	$16.03
Share units outstanding and expected to vest at December 31, 2017	620,950	$16.07

The estimated weighted average grant date fair value of share options granted during 2017, 2016 and 2015 was $10.32, $4.01 and $3.16 per share, respectively.  As of December 31, 2017, $12,797 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 3 years.  The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $21.50 per share as of December 31, 2017 was $2,034. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2017. The aggregate intrinsic value of all options exercised during 2017 and 2015, based on the closing share price on the date each option was exercised was $241 and $325, respectively. There were no share options exercised during 2016.

The following table summarizes information about share options exercisable and outstanding at December 31, 2017:

	Share options exercisable		Share options outstanding
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Range of per-share exercise prices:
$7.10	10,600	$7.10	10,600	$7.10
$9.70	306,666	$9.70	74,735	$9.70
$9.75 - $12.23	13,750	$11.55	2,500	$12.23
$14.17	219,742	$14.17	103,843	$14.17
$16.97	47,410	$16.97	47,410	$16.97
$22.95	242,972	$22.95	—	$—
$27.68 - $28.26	209,140	$28.12	208,890	$28.12
$28.54 - $31.34	114,715	$28.78	114,715	$28.78
$34.14	190,019	$34.14	142,727	$34.14
$38.36	169,663	$38.36	169,663	$38.36
	1,524,677	$22.88	875,083	$27.04

The weighted average contractual life of options exercisable and outstanding as of December 31, 2017 was 5.6 years and 7.0 years, respectively.

The fair value of each share option granted under the 2015 Plan was estimated on the date of grant using the Black-Scholes option pricing model for the years ended December 31, 2017, 2016 and 2015 with the following assumptions:

	2017	2016	2015
Risk-free interest rates	2.2%	1.9%	1.8%
Expected terms (in years)	5.4	5.2	5.2
Expected common share price volatilities	47.4%	43.7%	44.5%
Expected dividends	0.0%	0.0%	6.8%
Expected forfeitures	5.9%	5.3%	4.0%

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

(16) Share Repurchase Program

On October 29, 2015, TGH’s board of directors approved a share repurchase program of up to $100,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or by establishing a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares. During 2015, the Company repurchased 630,000 shares at an average price of $14.52 for a total amount of $9,149. The Company did not repurchase any of its common shares during the years ended December 31, 2017 and 2016.

(17) Subsequent Events

    On February 15, 2018, The Company completed a $300 million, seven-year fixed rate term financing with a lender group comprised of a financial institution and on institutional investor.  The facility was issued by Textainer Marine Containers VI Limited (“TMCL VI”), an indirect wholly-owned subsidiary of the Company. The facility is partially amortized and the remaining principal is due in full in seven years. The weighted average life of the facility is approximately five years and is secured by a pledge of TMCL VI’s containers. The proceeds of the facility were used to paydown certain of the Company’s short-term debt.

In February 2018, the company concluded a purchase of approximately 18,000 containers that we had been managing for an institutional investor for a total purchase consideration of $13.2 million.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Parent Company Information

Years Ended December 31, 2017, 2016 and 2015

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)(2)	2015 (2)
Operating expenses:
General and administrative expense	$2,664	$2,657	$2,966
Long-term incentive compensation expense	904	363	432
Total operating expenses	3,568	3,020	3,398
Loss from operations	(3,568)	(3,020)	(3,398)
Other income (expense):
Equity in net income (loss) of subsidiaries	22,933	(49,470)	111,806
Interest income	—	4	—
Net other income (loss)	22,933	(49,466)	111,806
Income (loss) before income tax	19,365	(52,486)	108,408
Income tax benefit	—	3	—
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$19,365	$(52,483)	$108,408
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.34	$(0.93)	$1.90
Diluted	$0.34	$(0.93)	$1.90
Weighted average shares outstanding (in thousands):
Basic	56,845	56,608	56,953
Diluted	57,159	56,608	57,093
Other comprehensive income:
Foreign currency translation adjustments	207	(233)	(240)
Comprehensive income (loss) attributable to Textainer Group Holdings Limited common shareholders	$19,572	$(52,716)	$108,168

(1)

Certain amounts for the year ended December 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and to properly account for lease concessions (see Note 2 'Immaterial Correction of Errors in Prior Periods").

(2)	Certain amounts for the years ended December 31, 2016 and 2015 have been reclassified to conform with 2017 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2017 and 2016

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)
Assets
Current assets:
Cash and cash equivalents	$5,530	$2,975
Prepaid expenses	216	173
Due from affiliates, net	1,020	189
Total current assets	6,766	3,337
Investments in subsidiaries	1,147,157	1,124,018
Total assets	$1,153,923	$1,127,355
Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$568	$618
Total current liabilities	568	618
Shareholders’ equity:
Common shares	578	575
Additional paid-in capital	398,634	391,591
Treasury shares	(9,149)	(9,149)
Accumulated other comprehensive income	(309)	(516)
Retained earnings	763,601	744,236
Total shareholders’ equity	1,153,355	1,126,737
Total liabilities and shareholders’ equity	$1,153,923	$1,127,355

(1)

Certain amounts as of December 31, 2016 have been restated for immaterial corrections of identified errors related to the calculation of gain on sale of containers, net and to properly account for lease concessions (see Note 2 "Immaterial Correction of Errors in Prior Periods").

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2017, 2016 and 2015

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)(2)	2015 (2)
Cash flows from operating activities:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$19,365	$(52,483)	$108,408
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in (income) loss of subsidiaries	(22,933)	49,470	(111,806)
Dividends received from subsidiaries	—	28,000	100,000
Share-based compensation	6,083	6,573	7,743
Decrease (increase) in:
Prepaid expenses	(43)	15	16
Increase (decrease) in:
Accrued expenses	(50)	(489)	454
Total adjustments	(16,943)	83,569	(3,593)
Net cash provided by operating activities	2,422	31,086	104,815
Cash flows from investing activities:
(Decrease) increase in investments in subsidiaries, net	(204)	(3,969)	233
Net cash (used in) provided by investing activities	(204)	(3,969)	233
Cash flows from financing activities:
Purchase of treasury shares	—	—	(9,149)
Issuance of common shares upon exercise of share options	961	—	301
Dividends paid	—	(28,754)	(94,079)
Due from affiliates, net	(831)	(364)	585
Net cash provided by (used) in financing activities	130	(29,118)	(102,342)
Effect of exchange rate changes	207	(233)	(240)
Net increase (decrease) in cash and cash equivalents	2,555	(2,234)	2,466
Cash and cash equivalents, beginning of the year	2,975	5,209	2,743
Cash and cash equivalents, end of the year	$5,530	$2,975	$5,209

(1)

Certain amounts for the year ended December 31, 2016 have been restated for immaterial corrections of identified errors related to the calculation of gain on sale of containers, net and to properly account for lease concessions (see Note 2 "Immaterial Correction of Errors in Prior Periods").

(2)	Certain amounts for the years ended December 31, 2016 and 2015 have been reclassified to conform with 2017 presentation.

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2017, 2016 and 2015

(All currency expressed in United States dollars in thousands)

	Balance at	Additions		Balance at
	Beginning of	Charged to		End of
	Year	Expense	Deductions	Year
December 31, 2015
Accounts receivable, allowance for doubtful accounts	$12,139	$5,028	$(3,114)	$14,053
December 31, 2016
Accounts receivable, allowance for doubtful accounts	$14,053	$21,166	$(3,375)	$31,844
December 31, 2017
Accounts receivable, allowance for doubtful accounts	$31,844	$477	$(26,546)	$5,775

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document

1.1	Memorandum of Association of Textainer Group Holdings Limited (1)

1.2	Bye-laws of Textainer Group Holdings Limited (2)

2.1	Form of Common Share Certificate (3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”) (4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (5)

4.3	Second Amendment to the Office Lease, dated as of April 23, 2015, by and between Columbia REIT – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (6)

4.4*	Employment Agreement, dated as of October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer (7)

4.5*	Employment Agreement, dated January 10, 2012 by and between Textainer Equipment Management (U.S.) Limited and Hilliard C. Terry, III (8)

4.6*	Employment Agreement, dated December 4, 2015 by and between Textainer Equipment Management (U.S.) Limited and Olivier Ghesquiere (9)

4.7*	2015 Share Incentive Plan (as amended and restated effective May 21, 2015) (10)

4.8*	2008 Bonus Plan (11)

4.9*	Form of Indemnification Agreement (12)

4.10

Amended and Restated Indenture, dated September 15, 2014, by and between Textainer Marine Containers Limited II, as issuer and Wells Fargo Bank, National Association, as indenture trustee (“TMCL II Indenture”) (13)

4.11†	Amendment Number 1, dated December 21, 2016 to the TMCL II Indenture

4.12†	Amendment Number 2, dated February 27, 2017 to the TMCL II Indenture

4.13	Amended and Restated Textainer Marine Containers Limited II Series 2012-1 Supplement, dated September 15, 2014 to the TMCL II Indenture (the “Series 2012-1 Supplement”) (14)

4.14†	Amendment Number 1, dated December 21, 2016 to the Series 2012-1 Supplement

4.15†	Amendment Number 2, dated February 27, 2017 to the Series 2012-1 Supplement

4.16

Credit Agreement, dated September 24, 2012, by and among, Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto (“TL Credit Agreement”) (15)

4.17	Amendment Number 1, dated as of July 25, 2013 to the TL Credit Agreement (16)

4.18	Amendment Number 2, dated April 30, 2014 to the TL Credit Agreement (17)

4.19	Amendment Number 3, dated June 19, 2015 to the TL Credit Agreement (18)

4.20†	Amendment Number 4, dated June 23, 2016 to the TL Credit Agreement

4.21†	Amendment Number 5, dated October 26, 2016 to the TL Credit Agreement

Exhibit Number	Description of Document

4.22†	Amendment Number 6, dated February 24, 2017 to the TL Credit Agreement

4.23**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited (19)

4.24

Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited (20)

4.25	Container Management Services Agreement, dated as of December 1, 2016, by and between Maccarone Container Fund, LLC and Textainer Equipment Management Limited (21)

4.26†	Voting Limitation Deed, dated January 1, 2018, by and between Halco Holdings, Inc. and the Company

4.27†	Indenture, dated May 27, 2017, by and between Textainer Marine Containers Limited V, as issuer and Wells Fargo Bank, National Association, as indenture trustee (“TMCL V Indenture”)

4.28†	Textainer Marine Containers Limited V Series 2017-1 Supplement, dated as of May 17, 2017 to the TMCL V Indenture

4.29†	Textainer Marine Containers Limited V Series 2017-2 Supplement, dated as of June 28, 2017 to the TMCL V Indenture

8.1†	Subsidiaries of the Registrant

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

15.1†	Consent of KPMG LLP

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed herewith.
*	Indicates management contract or compensatory plan.
**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(6)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-
33725) filed with the SEC on March 11, 2016.
(7)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(8)	Incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(9)	Incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 27, 2017.
(10)	Incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 11, 2016.
(11)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(12)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(13)	Incorporated by Reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(14)	Incorporated by Reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015
(15)	Incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(16)	Incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(17)	Incorporated by Reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(18)	Incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 11, 2016.
(19)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(20)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(21)	Incorporated by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 27, 2017.

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

March 14, 2018