Form 20-F
period 2018-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2019-03-25
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

57,402,164 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to:  (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20′ dry freight container, thus a 20′ container is one TEU and a 40′ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20′ dry freight container, so the cost of a standard 20′ dry freight container is one CEU; the cost of a 40′ dry freight container is 1.6 CEU; the cost of a 40′ high cube dry freight container (9′6″ high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “container investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African investment holding company, listed on the JSE Limited in Johannesburg, South Africa, which, directly owns approximately 47.5% of our common shares.  See Item 4, “Information on the Company” for an explanation of the relationship between Trencor and us.

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

Forward-looking statements regarding our present plans or expectations involve risks and uncertainties relative to return expectations and related allocation of resources and changing economic or competitive conditions which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information -- Risk Factors” or elsewhere in this Annual Report on Form 20-F, which could also cause actual results to differ from present plans. Such differences could be material.

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

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2018, 2017 and 2016 and under the heading “Balance Sheet Data” as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2015 and 2014 and under the heading “Balance Sheet Data” as of December 31, 2016, 2015 and 2014 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” have not been audited. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Years Ended December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income - owned fleet	$501,362	$444,888	$460,427	$512,544	$506,538
Lease rental income - managed fleet (1)	111,342	104,566	105,511	133,961	149,703
Lease rental income	612,704	549,454	565,938	646,505	656,241

Management fees - non-leasing (1)	8,529	7,146	5,937	5,612	6,125

Trading container sales proceeds (2)	19,568	4,758	15,628	12,670	27,989
Cost of trading containers sold (2)	(16,118)	(3,302)	(15,904)	(12,475)	(27,465)
Trading container margin	3,450	1,456	(276)	195	524

Gain on sale of owned fleet containers, net (2)	36,071	26,210	6,761	3,454	13,070

Operating expenses:
Direct container expense - owned fleet	58,813	60,321	62,596	47,342	47,446
Distribution to managed fleet owners (1)	102,992	96,718	98,028	123,963	138,420
Depreciation expense	235,705	231,043	236,144	191,930	164,209
Container impairment	26,775	8,072	94,623	35,345	13,108
Amortization expense	3,721	4,092	5,053	4,741	4,010
General and administrative expense (3)	44,317	39,677	34,540	35,598	36,492
Bad debt expense (recovery), net	2,697	477	21,166	5,028	(474)
Gain on insurance recovery	(8,692)	—	—	—	—
Total operating expenses	466,328	440,400	552,150	443,947	403,211
Income from operations	194,426	143,866	26,210	211,819	272,749

	Fiscal Years Ended December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands, except per share data)
Other (expense) income:
Interest expense	(138,427)	(117,475)	(85,215)	(76,063)	(79,117)
Write-off of unamortized deferred debt costs and bond discounts	(881)	(7,550)	—	(458)	(6,814)
Interest income	1,709	613	408	125	119
Realized gain (loss) on interest rate swaps, collars and caps, net	5,238	(1,191)	(8,928)	(12,823)	(10,293)
Unrealized (loss) gain on interest rate swaps, collars and caps, net	(5,790)	4,094	6,210	(1,947)	1,512
Other, net	—	3	(8)	26	23
Net other expense	(138,151)	(121,506)	(87,533)	(91,140)	(94,570)
Income (loss) before income tax and noncontrolling interest	56,275	22,360	(61,323)	120,679	178,179
Income tax (expense) benefit	(2,025)	(1,618)	3,447	(6,695)	18,068
Net income (loss)	54,250	20,742	(57,876)	113,984	196,247
Less: Net (income) loss attributable to the noncontrolling interests	(3,872)	(1,377)	5,393	(5,576)	(5,692)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$50,378	$19,365	$(52,483)	$108,408	$190,555
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.88	$0.34	$(0.93)	$1.90	$3.36
Diluted	$0.88	$0.34	$(0.93)	$1.90	$3.34
Weighted average shares outstanding (in thousands):
Basic	57,200	56,845	56,608	56,953	56,719
Diluted	57,487	57,159	56,608	57,093	57,079
Other Financial and Operating Data (unaudited):
Cash dividends declared per common share	$—	$—	$0.51	$1.65	$1.88
Purchase of containers and fixed assets	$854,383	$300,125	$505,528	$533,306	$818,451
Utilization rate (4)	98.10%	96.40%	94.70%	96.80%	96.10%
Total fleet in TEU (as of the end of the period)	3,354,724	3,279,892	3,142,556	3,147,690	3,233,364
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$137,298	$137,894	$84,045	$115,594	$107,067
Containers, net	4,134,016	3,791,610	3,717,542	3,696,311	3,635,314
Net investment in direct financing and sales-type leases (current and long-term)	167,060	182,624	237,234	331,792	361,010
Total assets	4,744,296	4,380,342	4,294,026	4,365,312	4,334,748
Long-term debt (including current portion)	3,409,827	2,990,308	3,038,297	3,003,648	2,974,311
Total liabilities (5)	3,508,305	3,174,305	3,113,486	3,103,672	3,089,705
Total Textainer Group Holdings Limited (5) shareholders' equity	1,206,813	1,148,297	1,121,681	1,197,388	1,185,223
Noncontrolling interest	29,178	57,740	58,859	64,252	59,820

(1)

Amounts for the years ended 2014 to 2017 have been reclassified to present the gross amounts of lease rental income and expenses for the managed fleet instead of the net presentation. Management fees – non-leasing include acquisition fees and sales commission earned on the managed fleet (also see Note 2 “Immaterial Reclassification and Adjustment of Prior Periods” in Item 18, “Financial Statements” in this Annual Report on Form 20-F).

(2)	Amounts for years ended 2014 to 2017 have been reclassified to conform with the 2018 presentation.

(3)

Amounts for years ended 2014 to 2017 have been reclassified out of the separate line items “short-term incentive compensation expense” and “long-term incentive compensation expense” and included within “general and administrative expense” to conform with the 2018 presentation.

(4)

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on-hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

(5)

Amounts for the years ended 2014 to 2017 have been adjusted to defer acquisition fees for the managed fleet as earned over the deemed lease term. (also see Note 2 “Immaterial Reclassification and Adjustment of Prior Periods” in Item 18, “Financial Statements” in this Annual Report on Form 20-F).

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

Demand for leased containers depends largely on the rate of growth of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. In the past, economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies have resulted in a reduction in the rate of growth of world trade and demand by container shipping lines for leased containers and it is likely that any future downturns would have similar results. Thus, a decrease in world trade can and has adversely affected our utilization and per diem rates and led to reduced revenue and increased operating expenses (such as storage and repositioning costs) and can have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur. Other material factors affecting demand for leased containers, utilization and per diem rates include the following:

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

•	consolidation, withdrawal or insolvency of individual container shipping lines, such as the bankruptcy of Hanjin Shipping Co. in August 2016 which is discussed below;
•	import/export tariffs, duties and restrictions;
•

customs procedures, foreign exchange controls and other governmental regulations, including environmental or maritime rules that impact container shipping, such as the low sulphur oxide emission rules that will take effect in January 2020;

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

While domestic and global economic growth resumed and has continued following the global financial crisis in 2008 and 2009, the continued sustainability of the U.S. and international economic growth is uncertain. Any slowdown or reversal of the U.S. and global trade growth could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•

Containerized cargo volume growth -- A contraction or slowdown in containerized cargo volume growth would likely create lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets.

•

Credit availability and access to equity markets -- Issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, a high level of volatility in the equity markets could make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted. In several of the years prior to 2017 the returns provided from lease transactions were lower due to increased competition in part caused by increased debt financing access for the container leasing industry. At the end of 2016, lower container returns coupled with the impact of Hanjin’s bankruptcy and lower residual values impacted our ability to meet the financial covenants in our lending facilities, required covenant amendments and limited our ability to access funds for investment in additional new containers for the first few months of 2017.

Lease and/or utilization rates may decrease, which could adversely affect our business, results of operations and financial condition.

We compete mostly on the pricing and the availability of containers. Lease rates for our containers depend on a large number of factors, including the following:

•	the supply of, and demand for, containers available;
•	the price of new containers (which is positively but not exclusively correlated with the price of steel);
•	the type and length of the lease;
•	interest rates and the availability of financing for leasing companies and shipping lines;
•	assumptions regarding residual value and future lease pricing;
•	the type and age of the container;
•	the location of the container being leased;
•	the quantity of containers available for lease by our competitors; and
•	lease rates offered by our competitors.

Most of these factors are beyond our control. In particular the price of steel declined materially in 2015 and continued to decline in the beginning of 2016 and this was a significant factor in the decline in new container prices and lease rates at that time. New container prices and lease rates reached historically low levels in the beginning of 2016, but starting in the second half of 2016 and until late 2018 steel prices, container prices and lease rates all increased materially. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies or container factories, overproduction of new containers by factories and the over-buying by shipping lines, leasing companies and tax-driven container investors. In 2012 and continuing in 2013 and 2014, container leasing companies, including us, raised substantial amounts of new funds in the debt and equity markets and were able to repeatedly refinance existing debt on ever more favorable terms. This increased availability and reduced cost of debt, which given a limited demand for containers, contributed to downward pressure on lease rates.

The impact on us of the market downturn that ended in the second half of 2016 was more severe than in the past due to the substantial growth in our owned fleet in the past few years and the relatively high prices paid for new containers in the period from 2010 to 2012 that were initially leased at historically high rates on leases that matured during this period of low lease rates. If future market lease rates again decrease or return to historically low levels, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition. Container utilization rates for us and our competitors are currently at very high levels by historical standards.  If future container utilization rates decrease, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition.

We face risks associated with re-leasing containers after their initial long-term lease.

We estimate the useful lives of our standard dry freight containers to be 13 to 14 years, open-top and flat-rack containers to be 14 to 16 years, refrigerated containers to be 12 years and tank containers to be 20 years. When we purchase newly produced containers, we typically lease them out under long-term leases with terms of 5 or more years at a lease rate that is correlated to the price paid for the container and prevailing interest rates. As containers leased under term leases are not leased out for their full economic life, we face risks associated with re-leasing containers after their initial long-term lease. If prevailing container lease rates decline significantly between the time a container is initially leased out and when its initial long-term lease expires, or if overall demand for containers declines, we may be unable to earn a similar lease rate from the re-leasing of containers when their initial term leases expire which could materially adversely impact our results and financial performance. Additionally, for containers purchased new in 2015 and 2016, many of these containers are on long-term leases with low per diems that are below current lease rates. Our ability to improve our financial performance depends in part on the ability to renew or re-lease these containers at the time of the expiration of their initial leases at higher rates than the per diems these containers were originally leased out. If container lease rates decline and we are unable to renew these leases at higher rates our financial results may not improve.

The bankruptcy of Hanjin Shipping Co. in August 2016 substantially impacted us.

On August 31, 2016 Hanjin filed for bankruptcy protection in South Korea. In the following months its services ceased operation. The insolvency of Hanjin severely disrupted container trade and the container shipping industry. At the time of the insolvency, containers leased to Hanjin with ownership interests attributable to Textainer represented approximately 4.8% of the total owned and managed fleet in TEU. We incurred substantial costs from the Hanjin insolvency, arising from container recovery expenses, unpaid current and future rental income from Hanjin, container repair expenses, container repositioning expenses, re-leasing expenses and the loss of unreturned containers. Additionally, many containers formerly leased to Hanjin were re-leased at substantially lower lease rates than the rates in the leases with Hanjin and other containers were disposed, often at prices below the book value for the containers. We recovered 94% of the containers formerly leased to Hanjin, with the balance of the containers uneconomic or impossible to recover. We maintain insurance that covers certain costs and losses from customer defaults. At the time of the Hanjin default our policy provided for $80 million of coverage after a $5 million deductible was met. We collected substantially all of our insurance claim related to the Hanjin insolvency, however this was insufficient to cover all of our losses and disruptions related to Hanjin. At the time of its insolvency Hanjin was the 7th largest container shipping line in the world and the bankruptcy of Hanjin substantially impacted us, including as follows:

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

•

Customer default insurance may not be available in the future to us or may not be affordable; we have renewed our insurance several times since the Hanjin default; however, the policy and coverage terms are not as favorable as before the Hanjin default and the premium has substantially increased; and

•

The Hanjin bankruptcy has led to further consolidation in the shipping line industry, increasing our reliance on a reduced number of customers; as a result of the Hanjin default shippers have heightened concern about the shipping line that carries their cargo and this may impact the container shipping industry in ways we are unable to anticipate and which may adversely impact us.

Reductions in the prices of new containers would harm our business, results of operations and financial condition.

Lease rates for new containers are positively but not exclusively correlated to the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. In the past five years, prices for new standard 20’ dry freight containers have moved in a wide range, with prices ranging between $1,185 and $2,363 during this time. Our average new container cost per CEU remained flat during 2018 compared to 2017. Container prices have substantially increased since late 2016, but if new container prices return to very low levels, the lease rates achievable when older, off-lease containers are leased out will also decrease and the prices obtained for containers sold at the end of their useful lives will also decrease. Since the beginning of 2013 until the second half of 2016 we saw new container pricing and the sale prices of our containers sold at the end of their useful lives decline.  A decline in new container prices cause low market lease rates and low resale values for containers, which have and may in the future adversely affect our business, results of operations and financial condition, even if low new container prices allow us to purchase new containers at a lower cost. Our future financial performance and profitability depends in part on the lease rates increasing for current leases that expire during the next two to three years as many of these leases were concluded with low initial lease rates. A reversal in the current recovery of new container prices and lease rates would increase the difficulty of raising lease rates on long-term container leases that expire in the future.

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

Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers fluctuate and may be significant if we sell large quantities of used containers. In 2018, 2017 and 2016, we incurred approximately $14 million, $4 million and $66 million, respectively, of container impairments due to the fact that when we determined to dispose of containers their book value exceeded the fair market value. Low disposal prices and the high volume of containers being disposed of can cause an elevated level of container impairments to occur. Continued low disposal prices and/or disposal volumes could harm our business, results of operations and financial condition. See Item 5, “Operating and Financial Review and Prospects” for a discussion of our gains or losses on the disposition of used container equipment.

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

The impact of new low sulphur emission rules is uncertain and may adversely affect us and the container shipping industry.

Effective January 1, 2020, under the rules of the International Maritime Organization (“IMO”) the permitted level of sulphur oxide emissions from ships, including container ships, will be reduced from 3.5% of emission mass to 0.5% of emissions mass. In order to comply with these regulations our shipping line customers will need to either switch to low sulphur diesel fuels, install emissions scrubbers on vessels to remove sulphur oxide from emissions gases or switch to alternative fuels like natural gas for their ships. Shipping lines are still determining and implementing their compliance strategies which may include a mix of the compliance approaches. It is expected that the cost for low sulphur diesel fuel will be substantially more than what shipping lines currently pay for bunker fuel.  Installing gas scrubbers is an expensive capital expenditure to a ship and requires extensive retrofitting.  If the higher fuel and environmental compliance costs from these rules are not successfully passed on via higher freight rates to shippers, or if freight demand declines due to higher shipping costs, our shipping line customers’ financial performance may weaken and the risk of default by our customers could increase.  If higher freight rates cause lower cargo demand, the demand for our containers may decline and/or container lease rates and used container prices may decline, which would harm our business, results of operations and financial condition.

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

We experienced several lessee defaults in 2016, including the default of Hanjin discussed above, which severely negatively impacted our financial performance and we believe that there is the continued risk of lessee defaults in the future. During the last several years shipping lines have made a number of efforts to raise freight rates on the major trade lanes, however rate increases have generally not been sustainable for long periods of time.  Excess vessel capacity due to new ship production, including the production of very large ships, and the re-activation of previously laid up vessels will continue to be a factor in the future, especially if older vessels are not scrapped. Major shipping lines are expected to be profitable overall for 2018, however reliable information about the financial position and resources of many shipping lines can be difficult to obtain. While containerized trade grew in 2018, it was not sufficient to fully utilize vessel capacity and major shipping lines both took delivery of, and resumed ordering, large vessels. Existing excess vessel capacity and continued new vessel deliveries, especially the delivery of very large vessels, are expected to continue to pressure freight rates for some time. Additionally, the commencement of various tariff and trade restriction actions between major trading nations in 2018 has increased uncertainty about container trade growth and demand and may increase default risk if tariff actions continue and/or increase. The implementation of low sulphur oxide emissions rules noted above may weaken the financial performance of our customers and increase their risk of default. As a result, we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults by our customers.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be recovered in locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. In recovery actions we must locate the containers and often need to pay accrued storage and handling charges to depots and terminals, which may include debts incurred by the defaulting shipping line. We also may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. These recovery, repair and repositioning costs generally are reflected in our financial statements under direct container expense. Accordingly, the amount of our bad debt expense may not capture the total adverse financial impact on us from a shipping line’s default. For our owned containers, these costs directly reduce our income and for our managed containers, lessee defaults decrease rental revenue and increase direct container expense, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. In 2015 and 2016 we filed significant insurance claims for lessee defaults we experienced. As a result of these insurance claims, potential future insurance claims or changes in the perceived risk of providing default insurance, such insurance might not be available to us in the future on commercially reasonable terms or at all. In the renewals of our default insurance following the Hanjin bankruptcy, the policy premium was significantly increased and coverage was reduced. In any insurance claim our insurers may not agree with our determination that we have suffered an insured loss or our calculation of the amount of the insured loss. Any such future defaults could harm our business, results of operations and financial condition.

Historically we have recovered a very high percentage of the containers from defaulted lessees. However, in the last six years we encountered defaults from several smaller lessees and lessees in locations where recoveries did not track to our historical experience and significant losses were incurred. These losses were due to a number of containers being unrecoverable as the containers were not in the control of the lessee or the containers were detained by depots or terminals that demanded storage charges in excess of the value of the detained containers after accounting for repair and repositioning costs. Additionally, in certain recent insolvencies, even when we have recovered the containers, they have generally been in very poor condition which limits their ability to be re-leased and reduces their disposal value, both of which add to the ultimate cost of the default. If a material amount of future recoveries from defaulted lessees continue to deviate from our historical recovery experience, our financial performance and cash flow could be severely adversely affected.

Certain liens may arise on our containers.

Depot operators, manufacturers, repairmen, terminals, ship owners and transporters do come into possession of our containers from time to time and have amounts due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge such liens on our containers.

We derive a substantial portion of our lease billings from a limited number of container lessees, and the loss of, or reduction in business, by any of these container lessees could harm our business, results of operations and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of lease billings and cash flow from a limited number of container lessees. Lease billings from our 20 largest container lessees represented $493.9 million or 82.8% of the total fleet billings during 2018. Our two largest customers in 2018 were Mediterranean Shipping Company S.A., which accounted for $84.2 million or 13.7% and CMA-CGM S.A., which accounted for $82.4 million or 13.4% of our total fleet’s container lease rental income. Due to the ongoing consolidation in the shipping line industry, our 20 largest container lessees are becoming an increasing percentage of our total revenue, with correspondingly increased concentration of credit risk. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition. Our experience with the Hanjin bankruptcy that commenced on August 31, 2016 is an example of the occurrence of these materially adverse events.

The introduction and use of very large container ships (18,000 TEU+) on the major trade lanes may lead to further industry consolidation and shipping line alliance participation, and even greater reliance by us on our largest customers, and negatively impact the performance of smaller and mid-size shipping lines. Several of the largest shipping lines have invested heavily in these very large ships and reportedly have achieved meaningful unit cost advantages and increased market shares on the major trade lanes. In response, some smaller shipping lines have started to exit the major trade lanes, while others are seeking to form closer operating partnerships.

Consolidation, shipping line alliances, and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is expected. In recent years two major German shipping lines have each acquired different South American shipping lines, a French shipping line acquired a Singaporean shipping line, two large Chinese shipping lines merged, a German shipping line merged with a Middle Eastern shipping line and a Danish shipping line acquired a German shipping line. Three major Japanese shipping lines also completed their merger in April 2018. Additionally, Hanjin declared bankruptcy in August 2016, further reducing the number of large shipping lines. Historically, shipping lines have also formed a number of alliances to share vessel space and the creation of new alliances and changes in the membership of each alliance is ongoing. Consolidation of major container shipping lines and growth of alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. If shipping line alliances are effective at making shipping lines more efficient, this could reduce the demand for containers. The growth of alliances may add pressure to those shipping lines that do not join an alliance as they may find it more difficult to cost effectively serve shippers needs and/or shippers may choose to only ship cargo with alliances due to solvency concerns or otherwise. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt.  As of December 31, 2018, we had outstanding indebtedness of $3,437.8 million under our debt facilities. All of our outstanding indebtedness is secured debt collateralized primarily by our container assets and finance leases. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business.

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

We are also required to comply with certain financial covenants. These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these financial covenants and restrictions, due to weaker financial performance, reduced asset values or otherwise could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets and finance leases. As a result of the Hanjin bankruptcy, coupled with the lower container returns provided in recent years due to increased competition and lower realized used container prices, in 2016 and 2017 we experienced difficulty in meeting certain of the financial covenants on our lending facilities. We obtained various covenant amendments and waivers to address this situation and subsequently refinanced the majority of our debt with revised covenants. If needed in the future we may be unable to obtain covenant amendments and waivers from our lenders and some or all of our indebtedness could be in default. Additionally, covenant amendments and waivers may limit our ability to access additional funds for container investment and the cost and expense of covenant amendments, waivers and/or refinancing may limit our available funds for container investment.

If we are unable to enter into interest rate swaps, collars and caps on reasonable commercial terms or if a counterparty under our interest rate swap, collar and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facilities and intend to use borrowings under our revolving credit facilities and our secured debt facilities for such funding in the future. All of our outstanding debt, other than the $1,327.2 million in aggregate principal amount under our TMCL VI Term Loan, Series 2017-1, Series 2017-2 and Series 2018-1 Fixed Rate Asset Backed Notes are subject to variable interest rates. We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. There can be no assurance that interest rate swaps, collars and caps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate swaps, collars and caps or if a counterparty under our interest rate swap, collar and cap agreements defaults, our exposure associated with our variable rate debt could increase.

Even with hedged variable rate debt and fixed rate debt, we face interest rate risk.

We generally hedge and fix our overall debt exposure to have a maturity similar to the average remaining lease term of our long-term lease contracts.  However if during the duration of our hedging, interest rates increase but lease rate per diems do not also increase, as our hedges expire our financial performance may decline due to higher interest rates not being offset by higher per diems.  If this occurs we may not be able to generate sufficient cash flows to service our debt obligations and/or we may breach our debt covenants, all of which would materially and adversely impact us.

We may incur significant costs to reposition our containers, which could harm our business, results of operations and financial condition.

When lessees return containers to locations where supply exceeds demand and when lessees default and we recover containers, we sometimes reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the previous lessee of the containers or pick-up charges paid by the new lessee. We seek to limit the number of and impose surcharges on containers returned to low demand locations. Market conditions, however, may not enable us to continue such practices. In addition, we may not be able to accurately anticipate which locations will be characterized by higher or lower demand in the future, and our current contracts will not protect us from repositioning costs if locations that we expect to be higher demand locations turn out to be lower demand locations at the time the containers are returned. For example, the vast majority of our long-term leases require that a high percentage of the containers are returned in Asia, primarily in China. If long-term trade patterns change, it may not be economically desirable to have the bulk of our containers returned in China at the end of long-term leases. Additionally, our customer default insurance that covers lessee insolvencies does not sufficiently insure us for container repositioning expense. Any such increases in costs to reposition our containers could harm our business, results of operations and financial condition.

The demand for leased containers is partially tied to international trade. If this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business, results of operations and financial condition.

A substantial portion of our containers are used in trade involving goods being shipped from the People’s Republic of China (the “PRC” or “China”) and other Asian countries to the United States, Europe, Latin America or other regions and within Asia. The willingness and ability of international consumers to purchase foreign goods is dependent on political support, in the United States, Europe Latin America and other countries, for an absence of government-imposed barriers to international trade in goods and services. For example, international consumer demand for foreign goods is related to price; if the price differential between foreign goods and domestically-produced goods were to decrease due to increased tariffs on foreign goods, strengthening in the applicable foreign currencies relative to domestic currencies, rising wages, increasing input or energy costs or other factors, demand for foreign goods could decrease, which could result in reduced demand for intermodal container leasing. A similar reduction in demand for intermodal container leasing could result from an increased use of quotas or other technical barriers to restrict trade. In 2018 a number of major trading economies implemented and increased tariffs and other trade restrictions and significant renegotiations of existing trade agreements commenced and continue.  If these trade restrictions and tariffs continue or increase it may materially impact container demand and change trade patterns. The current regime of relatively free trade may not continue.

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

Ownership of containers entails greater risk than management of containers for container investors. In 2018, the percentage of containers in our fleet that we own increased from 74.6% at the beginning of the year to 78.9% at the end of the year. In the years prior to 2017 we have consistently increased the number of owned containers in our fleet as a percentage of the total fleet, however in 2017 we assumed management of a large fleet from an insolvent leasing company which caused the owned percentage of our fleet to decline a few percentage points. In October 2018 we purchased the 75% of TW Container Leasing Limited that we did not own from an affiliate of Wells Fargo and this caused the owned percentage of our fleet to increase 2 percentage points. The increased number of containers in our owned fleet increases our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales prices upon the disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets.

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

The availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. Three major manufacturers have approximately 80% of that industry’s market share. This market structure and the commodity inputs used in manufacturing have led to significant variability in container prices. In particular, the increased focus on environmental matters in China may reduce the supply (and increase the cost) of steel and other raw materials used in our containers and the mandatory use of water borne paint by all container factories in China has already increased the cost of containers and created container production constraints. If an increased cost of purchasing containers is not matched by a corresponding increase in lease rates, or if we have difficulty in sourcing containers, our business, results of operations and financial condition would be harmed.

Sustained reduction in the production of new containers could harm our business, results of operations and financial condition.

The lack of new production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.0% in 2010 and 8.6% in 2011. During the period of decline in the world container fleet, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011 and continued steady production from 2012 through 2018, if there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

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

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than to buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. In part due to constraints on their financing and need to allocate capital to new ship purchases and port terminals, in recent years, shipping lines have generally reduced their purchases of new containers. In 2018 we believe that about 60% of all shipping containers were purchased by leasing companies. Although we believe that this percentage should somewhat rebalance itself we still expect leasing companies to be a majority purchaser of the new containers to be produced. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased positioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

For reporting periods beginning in 2019, the new accounting guidance under both generally accepted accounting principles in the United States of America (“U.S. GAAP”) and International Financial Reporting Standards (“IFRS”) requires recognition of right-of-use asset and corresponding lease liability of operating leases on the lessees’ balance sheet. Because the new leasing guidance virtually eliminates the financial statement benefit of entering into operating leases for the lessees, it could change our customers’ “lease vs. buy” decision and/or decision on lease structures and terms.

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

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2018, approximately 29.6% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. Almost all container manufacturing facilities from which we purchased our containers in 2018 are located in the PRC. A reduced rate of economic growth, changes to economic or trade policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 81% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2018. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2018, 2017 and 2016, 19%, 25%, and 36%, respectively, of our direct container expenses were paid in up to 20 different foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income. While the prices of the used containers we trade or dispose are primarily quoted and billed in U.S. Dollars, declines in the currencies where these containers are sold relative to the U.S. Dollar can serve to reduce the market prices for used containers, which will decrease our net income. We do not engage in foreign currency hedging activities which might reduce the volatility associated with exchange rates.

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

Cyber attacks and/or information technology security breaches on us or our customers could materially and adversely affect us.

If we, our customers or other third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents that cause the system failure, downtime, or the loss of sensitive data, we may incur substantial costs and suffer other negative consequences.  Our ability to handle the delivery and return of containers, lease billing, and the sale of older containers is dependent on the stable operation of our information technology systems.   Our customers’ ability to generate revenue and make timely payments to us is similarly dependent on the stable operation of their information technology systems.  Successful breaches, employee malfeasance, or human or technological error could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of company, customer, or other third party data or systems; theft of sensitive, regulated, or confidential data; the loss of access to critical data or systems through ransomware, destructive attacks or other means; and business delays, service or system disruptions or denials of service.

Cybersecurity incidents have increased in number and severity and it is expected that these trends will continue. Should the Company be affected by such an incident, we may incur substantial costs and suffer other negative consequences, which may include substantial remediation costs, such as liability for stolen assets or information, repairs of system damage, and incentives to customers or business partners in an effort to maintain relationships after an attack, as well as litigation and legal risks.

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

These OECD tax reform initiatives also need local country implementation, including in the Bermuda and U.S., which may result in significant changes to established tax principles. In response to EU efforts to investigate the tax policies of non-EU jurisdictions, effective December 31, 2018 Bermuda adopted the Economic Substance Act of 2018, which requires that Bermuda registered entities engaged in certain relevant activities (which include finance, leasing and shipping) maintain sufficient economic substance and activities in Bermuda.   The failure to comply with the Economic Substance Act may result in fines and penalties and ultimately the striking off of an entity from the Bermuda corporate register. The Economic Substance Act takes effect on July 1, 2019 and additional guidance is expected from the Bermuda government about the implementation of, and compliance with, the Act.   Bermuda was blacklisted by the EU on March 12, 2019 as they claim that Bermuda failed to enact the required Economic Substance legislation on time. Bermuda has stated that this was the result of a typographical error in the legislation that had been corrected and they expect to be removed from this list at the next meeting of the EU Council in May 2019. However, there can be no assurance that Bermuda will be removed from this list and this could have implications for the Company. We may be unable to comply with the Economic Substance Act or compliance with the act may materially adversely impact our operations and results.  Penalties for noncompliance could adversely affect our operations and results.

In addition, in the U.S., the U.S. Tax Cuts and Job Act of 2017 was signed into law on December 22, 2017 (the “New Tax Act”), which includes substantial changes to the U.S. taxation of individuals and businesses. The New Tax Act also establishes new tax laws that will affect our operations, including, but not limited to, (1) reduction of the U.S. federal corporate tax rate; (2) elimination of the corporate alternative minimum tax; (3) the creation of the base erosion anti-abuse tax (“BEAT”), a new minimum tax on taxable income adjusted for certain base erosion payments; (4) a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries; (5) a new provision designed to currently tax certain global intangible low-taxed income (“GILTI”) of controlled foreign corporations, which allows for the possibility of using foreign tax credits (“FTCs”) and a deduction of up to 50% to reduce this income tax liability (subject to some limitations); (6) a new limitation on deductible interest expense; (7) limitations on the deductibility of certain executive compensation; (8) limitations on the use of FTCs to reduce the U.S. income tax liability; and (9) limitations on net operating losses generated in the taxable years beginning after December 31, 2017, to 80% of taxable income. Our financial statements for the year ended December 31, 2018 reflect the effects of the New Tax Act based on current guidance. However, there are uncertainties and ambiguities in the application of certain provisions of the New Tax Act, and as a result we made certain judgments and assumptions in the interpretation thereof. The U.S. Treasury Department and the Internal Revenue Service may issue further guidance on how the provisions of the New Tax Act will be applied or otherwise administered that differs from our current interpretation. In addition, the New Tax Act could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on us. As we further analyze the impact of the New Tax Act and collect relevant information, we may make adjustments to the provisional amounts.

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

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

We have significant net operating loss carry-forwards in the United States. As of December 31, 2018, we had net operating loss carry-forwards of $123,079 relating to U.S. federal income taxes, which will begin to expire from December 31, 2019 through December 31, 2038 if not utilized.

In the United States, utilization of these net operating loss carry-forwards for federal income tax purposes may be subject to an annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change within the meaning of Section 382 occurs if a transaction or series of transactions over a three-year period result in a cumulative change of more than 50% in the beneficial ownership of a company’s stock. We do not believe we have a limitation on the ability to utilize our net operating loss carry-forwards under Section 382 as of December 31, 2018. However, issuances, sales and/or exchanges of our stock (including, potentially, relatively small transactions and transactions beyond our control) occurring after December 31, 2018, taken together with prior transactions with respect to our stock over a three-year period, could trigger an ownership change under Section 382 in the future and therefore a limitation on our ability to utilize our net operating loss carryforwards. Any such limitation could cause some loss carryforwards to expire before we would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of our tax assets or both.  Furthermore, net operating losses generated subsequent to December 31, 2017 are subject to the New Tax Act, which removes net operating loss expirations, but limits utilization against 80% of taxable income.

The U.S. government has special contracting requirements that create additional risks.

In January 2019, we were informed that the U.S. Transportation Command Directorate of Acquisition (“USTranscom”) had issued a multi-vendor contract that included us as one of the vendors selected to supply leased marine containers and intermodal equipment to the U.S. Military. As a multi-vendor contract, there is no guarantee that the U.S. Military will accept our bids to supply containers and related services.  Thus, expected revenues from the USTranscom contract are difficult to predict and may not materialize or prove profitable. If we do not perform in accordance with the terms of the USTranscom contract, we may receive a poor performance report that would be considered by the U.S. military in making any future awards.

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

We may choose to pursue acquisitions or joint ventures that could present unforeseen integration obstacles or costs and we face risks from our joint venture.

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

On December 20, 2012, Textainer Limited (“TL”), our wholly-owned subsidiary, purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”). TAP Funding owns a fleet of containers under our management. TAP Funding is governed by members and management agreements. TL has two voting rights and TAP Ltd. (“TAP”), the 49.9% shareholder, has one voting right in TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. While we own the majority of TAP Funding, we face risks associated with TAP Funding’s structure that requires both shareholders to agree on certain significant matters such as debt financing, mergers and liquidation. It is possible that the interests of the other shareholder could be different from our interests.  Conflicts between us and the other shareholder of TAP Funding could result in litigation, an inability to finance and operate TAP Funding, and other problems that might have a material adverse impact on us as a whole.

Our senior executives are critical to the success of our business and any inability to retain them or recruit and successfully integrate new personnel could harm our business, results of operations and financial condition.

Our senior management has a solid history in the container leasing industry. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business.

In August 2018, our current President and CEO, Olivier Ghesquiere, assumed this position upon the retirement of Philip Brewer, our former President and CEO.   In October 2018, our Executive Vice President and CFO, Michael Chan, assumed this position upon the departure of our former Executive Vice President and CFO, Hilliard Terry.  We face risks from the recent changes in senior management and our performance will depend on the success of our management transition and the integration of these personnel into their new roles with the Company.

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

We may incur costs associated with cargo security regulations, which may adversely affect our business, results of operations and financial condition.

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

Environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants due to their ozone depleting and global warming effects. Our refrigerated containers currently use R134A refrigerant. While R134A does not contain chlorofluorocarbons (“CFCs”), the European Union (“EU”) instituted regulations to phase out the use of R134A in automobile air conditioning systems which began in 2011 due to concern that the release of R134A into the atmosphere may contribute to global warming. While the European Union regulations do not currently restrict the use of R134A in refrigerated containers or trailers, it is possible that the phase out of R134A in automobile air conditioning systems will be extended to containers in the future and our operations could be impacted. It has been proposed that R134A usage in containers be banned beginning in 2025, although the final decision has not been made as of yet.

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

We eliminated our dividend payment in fourth quarter of 2016. We may not be able, or may choose not to reinstate our dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year, in each quarter of a year, or pay any specific amount of dividends. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) TL’s revolving credit facilities or term loan, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction, suspension or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends as permitted under our lending agreements.

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

Future changes in accounting rules could significantly impact how we, our managed fleet owners and our customers account for our leases.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under this new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. Lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The guidance is effective for interim and annual periods beginning after December 15, 2018 and early application is permitted. Additional, IFRS has issued similar changes to lease accounting under IFRS 16 Leases. Because the new leasing guidance virtually eliminates for lessees the financial statement benefit of entering into operating leases, it could change the way we and our customers conduct our businesses. Future changes in accounting rules will also impact container owners whose containers are managed by us.  These changes could make it more difficult for such owners to raise funding and may also make managed container programs less attractive to owners.

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

One of our major shareholders, Trencor Limited, could act in a manner with which other shareholders may disagree or that is not necessarily in the interests of other shareholders.

Trencor Limited, a company traded on the Johannesburg Stock Exchange (the “JSE”) in South Africa, currently owns approximately 47.5% of our issued and outstanding common shares. Trencor has entered into a voting limitation deed with the Company, pursuant to which Trencor agreed to limit its shareholder voting rights in the Company, solely in respect of the appointment and/or removal of directors. Otherwise, Trencor has the ability to influence the outcome of matters submitted to our shareholders for approval, including any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Two of our eight directors are also directors of Trencor. Trencor may have interests that are different from other shareholders. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common shares. Additionally, we have no agreements with Trencor that limit or restrict its ability to sell or transfer shares in us. Any sale or transfer of some or all of the common shares owned by Trencor could adversely affect our share price.

Affiliates of Trencor may compete with us and compete with some of our customers.

Trencor, through its affiliates, is free to compete with us, and has engaged in the past and may continue to engage in businesses that are similar to ours. In particular, Leased Assets Pool Company Limited (“LAPCO”), an indirect subsidiary of Trencor, owns containers, has competed against us and our customers through its investment in containers and has used our competitors to manage some of its containers in the past. Thus, although we have a management agreement with LAPCO to manage a substantial majority of its containers, we may continue to compete with LAPCO in the future, which may result in various conflicts of interest.

Our current management and share ownership structure may create conflicts of interest.

Two of our eight directors are also directors of Trencor. These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us as well as Trencor, including matters arising under our agreements with LAPCO. In addition, to the extent that some of these directors may own shares in Trencor, they may have conflicts of interest when faced with decisions that could have different implications for Trencor than they do for us. Furthermore, Trencor, as a South African company, endorses the Code of Corporate Practices and Conduct in the King IV Report on Corporate Governance. The King IV Report on Corporate Governance is a document accepted by the JSE on which Trencor is listed and promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civic society and the environment); and the state. Trencor may seek to impose these corporate governance practices on us, which may result in constraints on management and may involve significant costs. Your interests as a holder of our common shares may not align with the interests of Trencor and its affiliates and shareholders.

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

Trencor, a South African company listed on the JSE, currently holds 47.5% of our issued and outstanding shares. Two of our eight directors are also directors of Trencor. Both South African exchange control authorities and the JSE impose certain restrictions on Trencor.

South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before Trencor engages in transactions that would result in dilution of Trencor’s share interest in us below certain thresholds, whether through Trencor’s sale of its own shareholdings or through its approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

The above requirements could limit our financial flexibility by, among other things, impacting our future ability to raise funds through the issuance of securities, preventing or limiting the use of our common shares as consideration in acquisitions, and limiting our use of option grants and restricted share grants to our directors, officers and other employees as incentives to improve the financial performance of our company. Additionally, while we report under U.S. GAAP, Trencor reports its results under a different accounting standard. This may cause Trencor’s reporting of our results to differ from what we report and may result in an inability to reconcile the results of both companies, market confusion and an inconsistent market reaction when both companies report results.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our direct and indirect subsidiaries, except Textainer Equipment Management (U.S.) Limited and Textainer Equipment Management (U.S.) II LLC, are incorporated in jurisdictions outside the U.S. A substantial portion of our assets and those of our subsidiaries are located outside of the U.S. In addition, half of our directors are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our non-U.S. subsidiaries, or our directors, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

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

Our bye-laws contain a broad waiver by our shareholders of any claims or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud.

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

At December 31, 2018, Textainer Group Holdings Limited had two directly-owned subsidiaries:

•

Textainer Equipment Management Limited (“TEML”), our wholly-owned subsidiary incorporated in Bermuda, which together with its four wholly-owned subsidiaries (see Item 4 (C), “Organizational Structure”) provides container management, acquisition and disposal services to affiliated and unaffiliated container investors; and

•	Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via six subsidiaries:
•	Textainer Marine Containers II Limited (“TMCL II”), a Bermuda company which is wholly-owned by TL;
•	Textainer Marine Containers V Limited (“TMCL V”), a Bermuda company which is wholly-owned by TL;
•	Textainer Marine Containers VI Limited (“TMCL VI”), a Bermuda company which is wholly-owned by TL;
•	Textainer Marine Containers VII Limited (“TMCL VII”), a Bermuda company which is wholly-owned by TL;
•	TW Container Leasing Ltd. (“TW”), a Bermuda company which is wholly-owned by TL; and
•	TAP Funding Ltd. (“TAP Funding”), a Bermuda company in which TL and TAP Limited (“TAP”) hold common shares of 50.1% and 49.9%, respectively, and voting rights of 66.7% and 33.3%, respectively.

Trencor Limited (“Trencor”), a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa under the symbol “TRE”, currently owns 47.5% of our issued and outstanding common shares.

Our internet website address is www.textainer.com. The information contained on, or that can be accessed through, our website is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

Significant Events

In February and March 2016, we concluded two separate purchases totaling approximately 41,000 containers that we had been managing for an institutional investor for a total purchase consideration of $71.0 million.

In April and June 2016, we concluded two separate purchase leaseback transactions for approximately 15,000 containers from a shipping company for a total purchase consideration of $21.2 million.

In August 2016, Hanjin Shipping company Co., Ltd (“Hanjin”), filed for bankruptcy. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income.

Accordingly, during the year ended December 31, 2016, an impairment of $22,149 representing $17,399 to write down the containers on direct finance leases with Hanjin to the lower of estimated fair market value or net book value and $4,750 insurance deductible. In addition, bad debt expense of $18,992, net of estimated insurance proceeds of $2,592, was recorded for the year ended December 31, 2016 to fully reserve for Hanjin’s outstanding accounts receivable (see Note 3 “Insurance Receivable and Impairment” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

During the second quarter of 2017, Textainer Marine Containers III Limited’s (“TMCL III”), an indirect wholly-owned subsidiary of the Company, 2013-1 Bonds and 2014-1 Bonds were early terminated and were fully repaid by the proceeds from the TMCL III’s 2017-A Notes, which itself was full repaid by the proceeds from the TMCL V’s 2017-1 Bonds. The Company wrote off $7,228 of unamortized debt issuance costs and bond discounts during the period (see Note 12 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

During the second quarter of 2017, TMCL V issued the Series 2017-1 Fixed Rate Asset Backed Notes (the “2017-1 Bonds”) and the Series 2017-2 Fixed Rate Asset Backed Notes (“2017-2 Bonds’) in an aggregated principal amount of $420,000 and $500,000, respectively. Both 2017-1 Bonds and 2017-2 Bonds were issued at fixed interest rates. Proceeds from the 2017-1 Bonds and 2017-2 Bonds were primarily used to fully repay the TMCL III debts and to repay the Company’s certain short-term debts, respectively (see Note 12 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

During the second half of 2017, we concluded three separate purchases totaling approximately 20,000 containers that we had been managing for institutional investors for a total purchase consideration of $19.9 million (see Note 4 “Container Purchases” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

During the third quarter of 2017, the Company entered into an agreement with a third-party to manage approximately 112,000 containers (or 182,000 TEU) owned by that third-party effective August 1, 2017.

On August 31, 2017, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the conversion date to August 2020 and lowered the interest margin (see Note 12 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

On December 8, 2017, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which extended the maturity date to December 2021, increased the advance rate, lowered the interest rate margin and increased the aggregate commitment amount from $150,000 to $190,000 (see Note 12 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

On December 22, 2017, the U.S. Tax Cuts and Jobs Act of 2017 (TCJA) was enacted. The most significant impact on the Company is the U.S. federal corporate income tax reduction from 35% to 21% beginning January 01, 2018. A change in tax law is accounted for in the period of enactment, which require re-measurement of all our U.S. deferred income tax asset and liabilities during this period-end. The corporate tax reduction resulted in a $2,653 one-time reduction in our net deferred tax liabilities and was recorded as a credit adjustment to our 2017 income tax expense (see Note 11 “Income Taxes” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

On January 31, 2018, Textainer Marine Containers IV Limited (“TMCL IV”), an indirect wholly-owned subsidiary of the Company, terminated its secured debt facility and the unpaid debt amount of $129,400 was fully repaid by $124,608 proceeds from the TL Revolving Credit Facility and TMCL IV’s available cash of $4,792.

On February 15, 2018, TMCL VI Limited completed a $300 million seven-year fixed rate term facility. The proceeds of the facility were used to pay down certain of the Company’s short-term debt (see Note 12 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In August 2018, TMCL VII issued $250,000 aggregate Class A principal amount and $9,100 aggregate Class B principal amount of Series 2018-1 Fixed Rate Asset Backed Notes (“the 2018-1 Bonds”). Proceeds from 2018-1 Bonds was primarily used to pay down debt in our short-term secured debt facility and revolving credit facility (see Note 12 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In September 2018, TL entered into an amendment of the TL Revolving Credit Facility, which increased its aggregate commitment amount from $700,000 to $1,500,000, extended the maturity date from June 2020 to September 2023, and lowered the interest margin from 2.00% to 1.50%. Borrowings under the TL Revolving Credit Facility were primarily used to acquire containers and to pay in full its TL Revolving Credit Facility II and

TL Term Loan (see Note 12 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In September 2018, TL terminated its TL Revolving Credit Facility II, which would have expired in July 2020, and the unpaid debt amount of $167,000 was fully repaid by proceeds from the TL Revolving Credit Facility (see Note 12 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In September 2018, TL terminated its TL Term Loan, which would have matured in April 2019, and the unpaid debt amount of $332,000 was fully repaid by proceeds from the TL Revolving Credit Facility (see Note 12 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In October 2018, TL entered into an agreement to purchase 75% of the total outstanding common shares of TW from Wells Fargo Container Corp. (“WFC”) for a cash consideration of $29,658 (see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In October 2018, the Company dissolved its dormant wholly-owned subsidiaries, TMCL III, TMCL IV, Textainer Marine Containers Limited (“TMCL”) and Textainer Asset Finance Limited (“TAF”).

In November 2018, TL terminated its TW Credit Facility, which would have matured in September 2026, and the unpaid debt amount of $65,200 was fully repaid by proceeds from the TL Revolving Credit Facility (see Note 12 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In January 2019, the Company dissolved its wholly-owned subsidiary, TWCL (see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

Principal Capital Expenditures

Our capital expenditures for containers in our owned fleet and fixed assets during 2018, 2017 and 2016 were $854.4 million, $300.1 million and $505.5 million, respectively. We received proceeds from the sale of containers and fixed assets during 2018, 2017 and 2016 of $147.3 million, $135.3 million and $126.6 million, respectively.

As all of our containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of our long-lived assets are considered to be international with no single country of use. Our capital requirements are primarily financed through cash flows from operations and our debt facilities.

B.	Business Overview

Our Company

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.2 million containers, representing almost 3.4 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 250 shipping lines and other lessees, including almost all of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have leased containers from us for an average of almost 30 years.

We have provided an average of almost 240,000 TEU of new containers per year for the past five years and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of almost 140,000 containers per year for the last five years to more than 1,500 customers.

We provide our services worldwide via an international network of 14 regional and area offices and almost 500 independent depots.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2018, we owned containers accounting for approximately 79% of our fleet.
•

Container Management.  As of December 31, 2018, we managed containers on behalf of 13 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. As of December 31, 2018, total managed containers accounted for approximately 21% of our fleet.

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

Our total revenues primarily consist of leasing revenues derived from the lease of owned and managed containers and, to a lesser extent, other non-leasing fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates, utilization and direct costs. Our operating costs primarily consist of depreciation and amortization, container impairment, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Our total fleet consists of containers that we own, and containers owned by other container investors that we manage. In general, owning containers during periods of high demand for containers provides higher margins than managing containers, since we receive all of the net operating income for the containers that we own but only a percentage of the net operating income of the containers that we manage as a management fee. On the other hand, managing containers during periods of low demand for containers reduces the negative financial impact of such periods since the container investors bear the cost or risk of owning the containers.

For 2018, our income from operations was $194.4 million and income before income tax and noncontrolling interests was $56.3 million. During 2018, the average utilization of our owned fleet was 98.1%. As mentioned above, we operate in three reportable segments: Container Ownership, Container Management and Container

Resale. For geographic and financial information relating to each of our reportable operating segments, see Note 13 “Segment Information” in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

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

We supply and earn fees on leased containers to the U.S. Military pursuant to a contract with the U.S. Transportation Command Directorate of Acquisition (“USTranscom”). We are one of the main suppliers of leased intermodal containers to the U.S. Military.

We have the ability to reposition containers, if necessary, that are returned in lower demand locations to higher demand locations at competitive costs as a result of our experienced logistics team.  Our large customer base of approximately 250 lessees increases our ability to re-lease returned containers.  Our Container Resale segment sells containers to optimize their residual value in multiple markets, including locations with low lease-out demand.  This system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become one of the world’s largest container lessors.

Industry Overview

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (“ISO”).  The industry-standard measurement unit is the Twenty-Foot Equivalent Unit (“TEU”), which compares the length of a container to a standard 20′ container.  For example, a 20′ container is equivalent to one TEU and a 40′ container is equivalent to two TEU.  Standard dry freight containers are typically 8′ wide, come in lengths of 20′, 40′ or 45′ and are either 8′6″ or 9′6″ high.  The three principal types of containers are described as follows:

•

Dry freight standard containers.  A dry freight standard container is constructed of steel sides, roof, an end panel on one end and a set of doors on the other end, a wooden floor and a steel undercarriage.  Dry freight standard containers are the least expensive and most commonly used type of container.  They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel.  According to the latest available data, dry freight standard containers comprised approximately 88.7% of the worldwide container fleet, as measured in TEU, at December 31, 2017.

•

Dry freight specialized containers.  Dry freight specialized containers consist of open-top and flat-rack containers.  An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows.  A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels.  Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery.  According to the latest available data, dry freight specialized containers comprised approximately 2.9% of the worldwide container fleet, as measured in TEU, at December 31, 2017.

•

Other containers.  Other containers include refrigerated containers, tank containers, 45′ containers, pallet-wide containers and other types of containers.  The two most prominent types of such containers are refrigerated containers and tank containers.  A refrigerated container has an integral refrigeration unit on one end which plugs into an outside power source and is used to transport perishable goods.  Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids.  According to the latest available data, other containers comprised approximately 8.4% of the worldwide container fleet, as measured in TEU, at December 31, 2017.

Containers provide a secure and cost-effective method of transportation because they can be used in multiple modes of transportation, making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking.  As a result, containers reduce transit time and freight and labor costs, as they permit faster loading and unloading of shipping vessels and more efficient transportation of cargo than traditional break bulk shipping methods.  The protection provided by containers also reduces damage, loss and theft of cargo during shipment.  While the useful life of containers varies based upon the damage and normal wear and tear suffered by the container, we estimate that our useful life for a standard dry freight container used in intermodal transportation is on average 13 to 14 years.  Some shipping lines have recently indicated that they intend to keep their containers for longer than 13 to 14 years.

According to World Cargo News, as of January 2018, leasing companies owned approximately 53% of the total worldwide container fleet of 39.2 million TEU.  The percentage of containers owned by shipping lines ranged from 39% to 54% from 1980 through 2018. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory.  In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing their flexibility to manage the availability and location of containers;
•	increasing their ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Lunar New Year; and
•	reducing their capital expenditures.

Based on industry analyst reports, we expect 2019 new dry freight container production to reach only 3 million TEU of dry van as opposed to the strong volume of 4 million TEU reached in 2018.  We expect lessors to continue to purchase 60 % of the total production which is higher than the historical average while shipping lines focus on investing on ships and IMO 2020 compliance.  Global demand growth for shipping is expected to slow with the overall market dominated by trade uncertainty and slower overall GDP growth expectation of 3.5%. While new production inventory is not excessive at about 800,000 TEU, availability of depot containers has increased slightly and new container prices have come under pressure due to lower demand and production costs at the start of 2019. Deliveries of mega ships and introduction of IMO 2020 are expected to generate a positive impact on leased container demand in 2019.

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

Our term leases maturing in 2019, represent approximately 11.4% of our fleet.  Additionally, for most leasing companies, the percentage of containers on long-term leases has grown over the past ten years, while the percentage on master leases has declined.  As of December 31, 2018, approximately 81% of our total on-hire fleet was on long-term leases, compared to approximately 70% ten years ago.  As a result, changes in utilization have become less volatile for Textainer and most leasing companies.

According to World Cargo News, intermodal leasing companies, as ranked by total TEU as of January 2018, are as follows:

Company	TEU (000's)	Percent of Total
Triton International Limited	5,650	27.2%
Florens Leasing	3,700	17.8%
Textainer(1)	3,355	16.1%
SeaCo Global	2,400	11.5%
Beacon Intermodal Leasing	1,320	6.3%
CAI International, Inc.	1,220	5.9%
SeaCube Container Leasing Ltd.	1,140	5.5%
Touax Global Container Solutions	525	2.5%
Blue Sky Intermodal	365	1.8%
UES International	265	1.3%
Other	865	4.2%
Grand Total	20,805	100.0%

(1)	Textainer Group’s owned and managed fleet consisted of 3,355 TEU at December 31, 2018.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage, including:

One of the Largest Container Lessors in the Industry. We operate one of the world’s largest fleets of leased intermodal containers, with a total fleet of approximately 2.2 million containers, representing almost 3.4 million TEU, as of December 31, 2018. We provide our services worldwide via a network of regional and area offices and independent depots. We have been one of the largest buyers of new containers purchasing an average of almost 240,000 TEU per year for the last five years and are also one of the largest sellers of used containers, selling an average of almost 140,000 containers per year for the last five years. Our consistent presence in the market buying and selling containers provides us with broad market intelligence, and valuable insight into the demand patterns of our shipping line customers and resale container buyers.

Proven Ability to Grow Our Fleet Over Time. Our ability to invest in our fleet has allowed us to become one the world’s largest container lessors. We have demonstrated our ability to increase the size of our container fleet by purchasing containers from manufacturers and by acquiring existing container fleets or their management rights. Over the past 21 years, we have acquired the rights to manage over 1,500,000 TEU from former competitors and we have acquired approximately 725,000 TEU of containers from our managed fleet. As one of the largest buyers of new containers, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to reliably purchase containers during periods of high demand.

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

Strong Long-Standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. We lease containers to approximately 250 shipping lines and other lessees, including almost all of the world’s top 20 container lines, as measured by vessel fleet size in TEU and we have sold containers to an average of more than 1,500 resale customers for the last five years. We believe our ability to consistently supply containers in locations where our customers need them makes us one of the most reliable lessors of containers. Our top 20 customers, as measured by revenues, have leased containers from us for an average of almost 30 years.

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

Experienced Management Team. Our management team has a solid history in the industry. The management team has extensive experience in sourcing, leasing, financing, selling, trading and managing containers, as well as a long track record of successfully acquiring and selling container assets.

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

Focus on Maintaining High Levels of Utilization, Prioritize Profitability and Operating Efficiency. We will continue to target higher utilization. We will prioritize profitability with attractive yields on our assets through our disciplined focus on optimal lease pricing , longer-term leases and portfolio management. As of December 31, 2018, approximately 81% of our total on hire fleet (based on total TEU) was on long-term leases, compared to approximately 70% ten years ago. We also drive operating efficiency by maintaining a low-cost structure, having brought down our fleet management cost per CEU per day by approximately 12% over the 10 years ended December 31, 2018. We believe that we can grow our fleet without a proportionate increase in our headcount, thereby improving our profitability by spreading our operating expenses over a larger revenue base.

Extend the Lease of In-fleet Containers. Since many shipping lines must utilize capital to finance vessels, it is possible that some will conclude in 2019, as they did in prior years, that it is more cost-effective to extend leases of in-fleet containers than either buy containers or lease new containers.

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

Regional vice presidents are in charge of regional leasing and operations. Marketing directors and assistants located in the regional and area offices handle day-to-day marketing and collection activities. Our operations include a global sales force, container operations group, container resale group and logistics services group. Our headquarters office is in Hamilton, Bermuda. Our administrative office is located in San Francisco, California.

Our Container Fleet

As of December 31, 2018, we operated 3,354,724 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of almost 240,000 TEU of new containers per year over the past five years. Our ability to invest in our fleet on a consistent basis has been instrumental in becoming one of the world’s largest container lessors. Our container fleet consists primarily of standard dry freight and refrigerated containers.  The containers that we lease are either owned outright by us or owned by third parties and managed by us. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers as of December 31, 2018 (unaudited):

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,450,688	686,108	3,136,796	2,202,187	611,918	2,814,105
Refrigerated	141,883	14,706	156,589	572,929	59,444	632,373
Other specialized	53,460	7,879	61,339	82,757	13,023	95,780
Total fleet	2,646,031	708,693	3,354,724	2,857,873	684,385	3,542,258
Percent of total fleet	78.9%	21.1%	100.0%	80.7%	19.3%	100.0%

The amounts in the table above did not change significantly from December 31, 2018 to the date of this Annual Report on Form 20-F.

Our containers are designed to meet a number of criteria outlined by the ISO. The standard criteria include the size of the container and the gross weight rating of the container. This standardization ensures that the widest possible number of transporters can use containers and it facilitates container and vessel sharing by the shipping lines. The standardization of the container is also an important element of the container leasing business since we can operate one fleet of containers that can be used by all of our customers.

Maintenance and repair of our containers is performed by independent depots that we retain in major port areas and inland locations. Such depots also handle and inspect containers that are either picked up or redelivered by lessees, and store containers that are not leased.

Our Leases

Most of our revenues are derived from leasing our owned fleet and managed fleet of containers to our core shipping line customers. The vast majority of our container leases are structured as operating leases, though we also provide customers with finance leases. Regardless of lease type, we seek to exceed our targeted return on our owned and managed containers over the life of each container by managing container utilization, lease rates, drop-off restrictions and the disposal process. We lease containers under three different types of operating leases (term leases, master leases and spot leases) and also under finance leases.

Term leases

Term leases (also referred to as long-term leases) provide a customer with a specified number of containers for a specified period, typically for 5 or more years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease.  Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives rather than for a specified period.  Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers.  Term leases provide us with enhanced cash flow certainty due to their extended duration but carry lower per diem rates than other lease types. As of December 31, 2018, 80.7% of our total on-hire fleet, as measured in TEU, was on term leases.

As of December 31, 2018, our term leases had an average remaining duration of 41 months, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, for leases that are not extended our containers typically remain on-hire at the contractual per diem rate for an average of an additional 12 months beyond the end of the contractual lease term. For additional information about the minimum future rentals under the long-term leases for our owned and managed fleet at December 31, 2018, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

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

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off location limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. As of December 31, 2018, 12.8% of our total on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2087, 2.2% of our total on-hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under other leases. Finance leases require the lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct financing and sales-type leases” on our consolidated balance sheets. As of December 31, 2018, approximately 4.3% of our total on-hire fleet, as measured in TEU, was on finance leases with an average remaining term of 38 months.

Maintenance, Repair and Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2018, DPP revenue was 2.2% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers.

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

Re-leasing

Since our leases allow our lessees to return their containers, we typically lease a container several times during its life. New containers can usually be leased with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased in smaller transactions that are structured to accommodate pick-ups and returns in a variety of locations. Our utilization rates depend in part on our re-leasing capabilities. Factors that affect our ability to re-lease used containers include the size of our lessee base, ability to anticipate lessee needs, their presence in relevant geographic locations and the level of service we provide our lessees. We believe that our global presence and relationships with approximately 250 container lessees provide us an advantage in re-leasing our containers relative to many of our smaller competitors.

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

Depot Management

As of December 31, 2018, we managed our container fleet through approximately 500 independent container depot facilities in more than 200 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot relationships and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We occasionally supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2018, a large majority of our off-lease inventory was located at depots that are able to report container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

Most of the depot agency agreements follow a standard form and generally provide that the depot will be liable for loss or damage of off-hire containers and, in the event of loss, will pay us the previously agreed loss value of the applicable containers. The agreements require the depots to maintain insurance against container loss or damage and we carry insurance to cover the risk when a depot’s insurance proves insufficient.

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

Management Services

As of December 31, 2018, we owned 79% of the containers in our fleet and managed the rest on behalf of 13 affiliated and unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our information technology (“IT”) systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1% to 2% of the purchase price; daily management fees of 8% to 13% of net operating income; and disposal fees of 5% to 10% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $16.9 million, $15.0 million and $13.4 million for the years ended December 31, 2018, 2017 and 2016, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sales proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine service of the containers subject to the agreement.

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

This contract also allows the U.S. Military to return containers in many locations throughout the world. Since the inception of the USTranscom contract, we have delivered or transitioned approximately 180,000 containers and chassis to the U.S. Military, of which approximately 120,000 containers have been returned. In addition, approximately 53,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated loss value for each such container. The USTranscom contract expired on June 23, 2013 and we were awarded a new contract on December 12, 2013. The new contract covered a base year starting on December 24, 2013, was subsequently renewed annually from 2014 to 2017. The USTranscom contract expired on September 30, 2018 and was extended through February 28, 2019. Textainer, as one of the vendors, was awarded a new contract on January 28, 2019. The new contract covers a base year starting on March 1, 2019, with four option years running through February 29, 2024.

Resale of Containers

Our Resale Division sells off-hire containers from our fleet at the end, typically about 13 years, of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a team of 19 container sales and operations specialists in five offices globally that manage the sale process for these used containers. Our Resale Division is one of the largest sellers of used containers among container lessors, selling an average of almost 140,000 containers per year for the last five years to more than 1,500 customers. Our Resale Division has been a significant profit center for us. From 2014 through 2018, this Division generated $52.8 million in income before income tax and noncontrolling interests, including $16.1 million during 2018. We generally sell containers to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

Underwriting and Credit Controls

We only lease to container shipping lines and other lessees or sell to buyers that meet our credit criteria.  Our credit approval process is rigorous, and all of our underwriting and credit decisions are controlled by our credit committee, which is made up of senior management from different disciplines. Our credit committee sets different maximum exposure limits depending on our relationship and previous experience with each customer lessee and container sales customer. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of financial performance including net worth and profitability, asset ownership, bank and trade credit references, credit bureau reports, operational history and financial strength. Our marketing and resale staff are also responsible for collections, which positively contributes to our strong collection and credit approval process through our staff’s close communication with our customers.

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

During 2014 through 2018, we recovered, on average, 82% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. In connection with the Hanjin bankruptcy, 94% of the containers leased to Hanjin have been turned in, with the balance of the containers uneconomic or impossible to recover. We maintain insurance that covers certain costs and losses from customer defaults. At the time of the Hanjin default our policy provided for $80 million of coverage after a $5 million deductible was met. We collected substantially all of our insurance claim related to the Hanjin insolvency, however this was insufficient to cover all of our losses and disruptions related to Hanjin. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 1.8% of our lease rental income over such period.

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

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2018, our global sales and customer service group consisted of 86 people, with 18 in North America, 43 in Asia and Australia, 19 in Europe and 6 in Africa.

Customers

We believe that our staff, organization and long presence in the business have resulted in very strong relationships with our shipping line customers. Our top 20 customers, as measured by lease billings of our total owned and managed fleet, have leased containers from us for an average of almost 30 years and have an average

Dynamar credit rating, a common credit report used in the maritime sector, of 3.7. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. Our top 20 customers include almost all of the world’s largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to approximately 250 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. Military. Our top 20 and top 5 customers accounted for approximately 82.8% and 49.5%, respectively, of our total owned and managed fleet’s 2018 lease billings. Our two largest customers in 2018 were Mediterranean Shipping Company S.A., which accounted for $84.2 million or 13.7% and CMA-CGM S.A., which accounted for $82.4 million or 13.4% of our total owned and managed fleet’s container lease rental income. A default by any of our major customers, such as the bankruptcy of Hanjin in 2016, could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue. For further discussion, see Note 1 “Nature of Business and summary of Significant Accounting Policies” to our consolidated statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

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

Suppliers

We have long relationships with all of our major suppliers. We currently purchase almost all of our containers in the PRC. There are four major manufacturers of dry freight standard and specialized containers. Our operations staff reviews the designs for our containers and periodically audits the production facilities of our suppliers. In addition, we use our Asian operations group and occasionally third-party inspectors to visit factories when our containers are being produced to provide an extra layer of quality control. Nevertheless, defects in our containers do sometimes occur. We work with the manufacturers to correct these defects, and our manufacturers have generally honored their warranty obligations in such cases.

Competition

According to World Cargo News, as of January 2018, the top ten container leasing companies, as measured on a TEU basis, control approximately 95.8%, and the top five container leasing companies control approximately 78.8%, of the total equipment held by all container lessors. According to this data, we are one of the world’s largest lessors of intermodal containers based on fleet size by TEU and we operate approximately 15.7% by TEU of the equipment held by all container leasing companies.

We compete with approximately ten other large or medium size container leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. It is common for our shipping line customers to utilize several leasing companies to meet their container needs.

Other lessors compete with us in many ways, including pricing, lease flexibility and supply reliability, as well as the location, availability, quality and individual characteristics of their containers and customer service. While we are forced to compete aggressively on price, we emphasize our supply reliability and high level of customer service to our customers. We invest heavily to ensure container availability in higher demand locations. We dedicate a large part of our organization to building customer relationships, maintaining close day-to-day coordination with customers’ operating staff and have developed powerful and user-friendly systems that allow our customers to transact business with us through the internet. We believe that our close customer relationships, experienced staff, reputation for market leadership, scale efficiencies and proprietary systems provide important competitive advantages.

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

Environmental

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. While we maintain certain limited liability insurance coverage as well as require our lessees to provide us with indemnity against certain losses, the insurance coverage may not be sufficient to protect us against losses arising from environmental damage and/or systems or services we may be required to install.

In addition to environmental regulations affecting container movement, shipping, movement and spillage, environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants (i.e. CFC’s and solvent-based paints) due to their ozone depleting and global warming effects, and regulations on the cutting and export of hardwood due to concerns regarding de-forestation and climate change. These environmental regulations may impact the future repair and operating costs for these containers and we could be forced to incur large retrofitting expenses for our refrigerated containers. To comply with the new regulations, new water borne paint systems have been developed and are being used by container manufacturers. The conversion to water borne paint may impact factory capacity, increase the cost of containers and require greater investment by us in container inspection and factory supervision.

For further discussions, see Item 3, “Key Information -- Risk Factors – Environmental liability and regulations may adversely affect our business, results of operations and financial condition.”

Regulation

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet any new requirements imposed by such regulations. For further discussions, see Item 3, “Key Information -- Risk Factors – We may incur costs associated with cargo security regulations, which may adversely affect our business, results of operations and financial condition.”

We may also be affected by legal or regulatory responses to potential global climate change.  Please see Item 3, “Key Information -- Risk Factors – Environmental liability and regulations may adversely affect our business, results of operations and financial condition.”

C.	Organizational Structure

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for TAP Funding. TAP Funding is a joint venture involving TL and TAP.  As of December 31, 2018, TL owned 50.1% and TAP owned 49.9% of the common shares and TL had two voting rights and TAP had one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity.

Our principal shareholder, Trencor, owned 47.5% of our outstanding share capital as of December 31, 2018. Trencor is a South African public investment holding company, that has been listed on the JSE in Johannesburg, South Africa since 1955. Trencor’s origins date from 1929, and it currently has businesses owning, leasing and managing marine cargo containers and finance related activities. These shares were previously held by Halco Holdings Inc. (“Halco”), a company owned by Halco Trust, a discretionary trust. In February 2018, Halco Trust distributed and transferred to Trencor Limited, a nominated discretionary beneficiary of Halco Trust, the trust’s 100% shareholding in Halco. In May 2018, Halco declared dividends to Trencor which resulted in Trencor becoming the direct shareholder of 47.5% of our common stocks. Halco went into voluntary liquidation on October 12, 2018. Hennie Van der Merwe and David M. Nurek are members of our board of directors and the board of directors of Trencor.

D.	Property, Plant and Equipment

As of December 31, 2018, our employees were located in 14 regional and area offices in 13 different countries. We maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated. We have 13 offices outside Bermuda, including our administrative office in San Francisco, California and offices in Cranford, New Jersey; New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Klang, Malaysia; Hong Kong; and Shanghai, China.

We lease our office space in Bermuda, the U.S., United Kingdom and Singapore and have exclusive agents that secure office space for us in our other locations. The lease for our Bermuda office expires in December 2020, the lease for our San Francisco office expires in May 2027, the lease for our Cranford, New Jersey office expires in August 2021, the lease for our New Malden, United Kingdom office expires in December 2019 and our lease for our Singapore office expires in August 2021. In addition, we have non-exclusive agents who represent us in India, Indonesia, Pakistan, Republic of the Philippines, Sri Lanka, Thailand and Vietnam. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

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

Executive Summary

Operating since 1979, we are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.2 million containers, representing almost 3.4 million TEU. During 2018: (i) container investment of approximately $830 million accepted into our total fleet, (ii) utilization averaged 98.1% compared to 96.4% in 2017, (iii) we leased out over 500K TEU, and (iv) we completed over $2.0 billion of financing in the debt markets, resulting in approximately $720 million in net incremental debt funding.

Our business comprises of three reportable segments for financial reporting purposes: Container Ownership, Container Management and Container Resale. Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which net operating income on our owned fleet and management fee income exceed our operating costs. The key drivers of our net operating income are fleet size, rental rates, direct costs and utilization. Our operating costs primarily consist of depreciation, container impairment, amortization, interest expense, direct container expense and administrative expenses. Damages to containers beyond ordinary wear and tear (and certain other expenses) are the responsibility of our lessees and are not operating costs for us.

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

Revenue

Our revenue comprises lease rental income, management fees – non-leasing and trading container margin.

Lease Rental Income. We generate lease rental income by leasing our owned container fleet and managed container fleet to container shipping lines and other customers. Lease rental income comprises daily per diem rental charges due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges and pick-up charges and credits (together “geography revenue”) and charges for a DPP. The operating results of our owned container business are determined by the amount by which our container rental revenue exceeds our ownership costs, consisting primarily of depreciation, interest expense, storage, handling and other direct operating expenses and management costs.

Lease rental income and operating expenses arising from the leasing services of the managed portion of our fleet are included on a gross amount basis in our consolidated statements of comprehensive income (loss). We earn management fees from management of the Owner’s containers, which include the leasing, repair, repositioning and storage of the managed fleet pursuant to management agreements with container investors. The management agreements typically cover the entire economic life of the containers.

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

Lease rental income is also affected by per diem rates. The per diem rate for a lease is set at the time we enter into a lease agreement. Our long-term per diem rate for new containers has historically been strongly influenced by new container pricing (which in turn is heavily influenced by the cost of container manufacturing inputs such as steel, paint, wood, labor and other components), interest rates, the balance of supply and demand for containers at a particular time and location, our estimate of the residual value of the container at the end of its useful life in marine service, the type of the container being leased, container purchasing activities by container shipping lines and competitors, and efficiencies in container utilization by container shipping lines.  Average per diem rates for containers in our owned fleet and in the portfolios of containers comprising our managed fleet change slowly in response to changes in new container prices because existing lease agreements can only be re-priced upon expiration of the lease.

Management Fees – non-leasing. Management fee from non-leasing services is generated by our management services, which include the acquisition and disposition of containers. We provide these management services pursuant to management agreements with container investors. Under these agreements, we earn fees for the acquisition of new containers and a sales commission upon disposition of containers under management. Our acquisition fees are calculated as a percentage of the cost of the container. Our sales commissions are either a fixed dollar amount or based on a percentage of the sales price.

All rental operations are conducted worldwide in our name as agent for the container investors. Customer accounts receivable and vendor payables arising from direct container operations of the managed portion of our fleet are excluded from our consolidated balance sheets.

Trading Container Margin. Our Container Resale Division purchases used containers from third parties, primarily shipping lines, and resells these containers to a wide variety of buyers. Trading container margin represents the sales proceeds of these containers net of the cost at the time the containers are sold.

Gain on Sale of Owned Fleet Containers, net

Gain on sale of owned fleet containers, net, represents the excess of the sale price of our owned fleet containers over their net book value at the time of sale. Containers are generally sold at the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. Gain on sale of owned fleet containers, net, also includes gains (losses) recognized at the inception of sales-type leases of our owned fleet, representing the excess (deficiency) of the estimated fair value of containers placed on sales-type leases over (below) their book value.

Operating Expenses

Our operating expenses include direct container expenses – owned fleet, distribution expenses to managed fleet owners, depreciation of container rental equipment, container impairment, amortization expense, general and administrative expenses and bad debt expense (recovery).

Direct Container Expenses – owned fleet. Storage, handling, maintenance, repositioning, agency costs, insurance expenses and other direct container expenses are operating costs of our owned fleet. Storage and handling expenses occur when our customers drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other direct container expenses include maintenance expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Other direct container expenses also include agency costs, which are operational expenses incurred in our agent offices, and insurance expenses, which include customer default insurance premiums, and recovery costs for problem lessees. Storage, handling, maintenance, repositioning, and other direct container expenses are directly related to the number of containers in our owned fleet and inversely related to our utilization rate for those containers. As utilization increases, we typically have lower storage, handling, maintenance and repositioning expenses. We use the direct expense method of accounting for maintenance and repairs.

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

Distribution to Managed Fleet Owners. Our distribution amounts to Owners for the managed fleet includes the net operating income of each Owner’s fleet, reduced by the management fees earned and retained by the Company. This amount also includes expenses related to the operation of the managed containers which are presented on a gross basis in the consolidated statements of comprehensive income (loss).

Our management fees from leasing services are calculated as a percentage of net operating income of the containers. Net operating income is calculated as the lease payment and any other revenue attributable to a container, minus operating expenses related to that container (but not depreciation or financing expenses of the container investor). The container investors are responsible for the direct container expenses incurred in the operation of the managed fleet. The management fee percentage generally varies based upon the type of lease and the terms of the management agreement. Management fee percentages for long-term leases are generally lower than management fee percentages for master or spot leases because less daily involvement by management personnel is required to manage long-term leases.

Depreciation Expense. We depreciate our standard dry freight containers over a period of 13 to 14 years, refrigerated containers over a period of 12 years, tank containers over a period of 20 years and open top and flat rack containers over a period of 14 to 16 years, on a straight-line basis to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimates accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning from the third quarter of 2016, depreciation of our existing owned fleet increased as a result of a decrease in the estimated residual values of our 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers, partially offset by an increase in the estimated useful lives of 40’dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers. Beginning from the third quarter of 2017, depreciation of our existing owned fleet decreased as a result of an increase in the estimated residual value of our 20’ dry containers, 40’ dry containers and 40’ high cube dry containers. Beginning from the third quarter of 2018, depreciation of our existing owned fleet decreased as a result of an increase in the estimated residual value of our 40’ high cube dry containers, partially offset by a decrease in the estimated residual value of our 40’ high cube refrigerated containers.

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

Amortization Expense. Amortization expense represents the amortization of the price paid for the rights to manage the container fleets of Capital Intermodal Limited, Capital Intermodal GmbH and Capital Intermodal Assets Limited (collectively “Capital Intermodal”) and Amphibious Container Leasing Limited (“Amficon”); Capital Lease Limited, Hong Kong (“Capital”). The purchase prices are being amortized over the expected useful lives of the contracts on a pro-rata basis to the expected management fees.

General and Administrative Expense. Our general and administrative expenses are primarily employee-related costs such as salary, employee benefits, short-term and long-term incentive compensation expense, rent, travel and entertainment costs, as well as expenses incurred for outside services such as legal, consulting, tax and audit-related fees.

Bad Debt Expense, net. Bad debt expense, net, represents the amounts recorded to provide for an allowance for the doubtful collection of accounts receivable for the owned fleet.

A.  Operating Results

Comparison of the Years Ended December 31, 2018, 2017 and 2016

The following table summarizes our revenues and gain on sale of owned fleet containers, net for the years ended December 31, 2018, 2017 and 2016 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2018	2017	2016	2018 and 2017	2017 and 2016
	(Dollars in thousands)
Lease rental income - owned fleet	$501,362	$444,888	$460,427	12.7%	(3.4%)
Lease rental income - managed fleet (1)	111,342	104,566	105,511	6.5%	(0.9%)
Lease rental income	$612,704	$549,454	$565,938	11.5%	(2.9%)

Management fees - non-leasing (1)	$8,529	$7,146	$5,937	19.4%	20.4%

Trading container sales proceeds	$19,568	$4,758	$15,628	311.3%	(69.6%)
Cost of trading containers sold (2)	(16,118)	(3,302)	(15,904)	388.1%	(79.2%)
Trading container margin	$3,450	$1,456	$(276)	137.0%	(627.5%)

Gain on sale of owned fleet containers, net	$36,071	$26,210	$6,761	37.6%	287.7%

(1) Amounts for the years ended December 31, 2017 and 2016 have been adjusted and reclassified to conform with the 2018 presentation (see Note 2 "Immaterial Reclassification and Adjustment of Prior Periods" in Item 18, "Financial Statements" in this Annual Report on Form 20-F).

(2) Amounts for the years ended December 31, 2017 and 2016 have been reclassified out of the operating expense section and included within revenue section to conform with the 2018 presentation.

Lease rental income increased $63,250 (11.5%) from 2017 to 2018.  This increase was primarily due to a 2.9% increase in average per diem rental rates, a 2.0% increase in utilization and a 6.5% increase in our total fleet that was available for lease. Lease rental income decreased $16,484 (-2.9%) from 2016 to 2017.  This decrease was primarily due to a 9.1% decrease in average per diem rental rates, partially offset by a 2.0% increase in utilization and a 5.0% increase in our total fleet that was available for lease.

Management fees – non-leasing increased $1,383 (19.4%) from 2017 to 2018 primarily due to a $767 increase in sales commissions due primarily to higher used container prices and a $609 increase in acquisition fees due to increase in container purchases. Management fees – non-leasing increased $1,209 (20.4%) from 2016 to 2017 primarily due to a $1,723 increase in sales commissions due primarily to higher used container prices, partially offset by a $551 decrease due from lower acquisition fees due to a decline in container purchases.

Trading container margin increased $1,994 (137.0%) from 2017 to 2018, $3,118 of the increase resulted from a growth in unit sales volume resulting from an increase in the number of trading containers that were available to source and sell, partially offset by a $1,124 decrease due to a decrease in per unit margin. Trading container margin decreased $1,732 (-627.5%) from 2016 to 2017, $1,505 of the decrease due to a decrease in per unit margin and $227 of the decrease resulted from a decline in unit sales volume resulting from a decrease in the number of trading containers that were available to source and sell.

Gain on sale of owned fleet containers, net, increased $9,861 (37.6%) from 2017 to 2018 primarily due to a $10,787 increase resulting from an improvement in average gain of $101 per container sold, partially offset by a $840 decrease resulting from a 3.3% reduction in the number of containers sold. Gain on sale of owned fleet containers, net, increased $19,449 (287.7%) from 2016 to 2017 primarily due to a $20,751 increase resulting from an improvement in average gain of $189 per container sold and a $988 increase in gain on sales-type leases, partially offset by a $1,453 decrease resulting from a 21.2% reduction in the number of containers sold.

The following table summarizes our total operating expenses for the years ended December 31, 2018, 2017 and 2016 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2018	2017	2016	2018 and 2017	2017 and 2016
	(Dollars in thousands)
Direct container expense - owned fleet	$58,813	$60,321	$62,596	(2.5%)	(3.6%)
Distribution to managed fleet owners (1)	102,992	96,718	98,028	6.5%	(1.3%)
Depreciation expense	235,705	231,043	236,144	2.0%	(2.2%)
Container impairment	26,775	8,072	94,623	231.7%	(91.5%)
Amortization expense	3,721	4,092	5,053	(9.1%)	(19.0%)
General and administrative expense (2)	44,317	39,677	34,540	11.7%	14.9%
Bad debt expense, net	2,697	477	21,166	465.4%	(97.7%)
Gain on insurance recovery	(8,692)	—	—	100.0%	—
Total operating expenses	$466,328	$440,400	$552,150	5.9%	(20.2)%

(1) Amounts for the years ended December 31, 2017 and 2016 have been adjusted to conform with the 2018 presentation (see Note 2 "Immaterial Reclassification and Adjustment of Prior Periods" in Item 18, "Financial Statements" in this Annual Report on Form 20-F).

(2) Amounts for the years ended December 31, 2017 and 2016 include reclassification of short-term and long-term incentive compensation expense to conform with the 2018 presentation.

Direct container expense – owned fleet decreased $1,508 (-2.5%) from 2017 to 2018 primarily due to a $6,830 decrease in storage expense, partially offset by a $4,383 increase in container recovery costs for slow-paying and insolvent lessees. Direct container expense decreased $2,275 (-3.6%) from 2016 to 2017 primarily due to a $8,754 decrease in storage expense, a $2,950 decrease in container recovery costs for slow-paying and insolvent lessees, partially offset by a $5,191 increase in repositioning expense, a $2,039 increase in maintenance expense and a $1,401 increase in insurance expense.

Depreciation expense increased $4,662 (2.0%) from 2017 to 2018 and decreased $5,101 (-2.2%) from 2016 to 2017. The following table summarizes the variances included within these changes,

	From 2017 to 2018	From 2016 to 2017
Net increase in the size of our owned fleet, excluding fully depreciated containers	$11,487	$6,405
Increase in estimated future residual value of 20' dry, 40' dry and 40' high cube dry containers used in the calculation of depreciation expense, effective July 1, 2017	(6,693)	(7,104)
Decrease in estimated future residual value of 20' dry, 40' dry, 40' high cube dry and 40' folding flat rack containers and increase in the estimated useful lives of 40' dry, 20' folding flat rack, 20' open top and 40' folding flat rack containers, used in the calculation of depreciation expense effective July 1, 2016, of which $4,402 was a one-time charge for containers that were fully depreciated to their previous residual value	—	(4,402)
Increase and decrease in estimated future residual value of 40' high cube dry containers and 40' high cube refrigerated containers, respectively, used in the calculation of depreciation expense, effective July 1, 2018	(132)	—
	$4,662	$(5,101)

Container impairment increased $18,703 (231.7%) from 2017 to 2018 and decreased $86,551 (-91.5%) from 2016 to 2017. The following table summarizes the variances included within these changes,

	From 2017 to 2018	From 2016 to 2017
Write down containers on terminated direct finance leases to their estimated fair market value or net book value and for containers that were deemed unlikely to be recovered ($4,750 insurance deductible) from a bankrupt customer in 2016	$—	$(22,149)
Decrease in impairment to write down the value of containers held for sale to their estimated fair value less cost to sell	(603)	(50,980)
Increase (decrease) in impairment for containers that were unlikely to be recovered from lessees in default	9,158	(2,197)
Decrease (increase) in reversal of previously recorded impairments on containers held for sale due to rising used container prices	10,148	(11,225)
	$18,703	$(86,551)

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital, Amficon and Capital Intermodal. Amortization, expense decreased $371 (-9.1%) and $961 (-19.0%) from 2017 to 2018 and from 2016 to 2017, respectively, primarily due to an update in management fee revenue estimates for the Capital, Amficon and Capital Intermodal fleets. The decrease from 2017 to 2018 was also partially offset by a $835 write-off in 2018 of the Company’s intangible asset of the management rights due to to the Company’s acquisition of a portion of Capital’s fleet that we previously managed.

General and administrative expense increased $4,640 (11.7%) from 2017 to 2018 primarily due to a $4,742 increase in compensation costs, of which a $2,368 increase was from departing senior executive personnel, and a $493 increase in information technology costs, partially offset by a $1,361 decrease in rent expense primarily due to a $1,280 non-recurring charge recorded during 2017 related to an adjustment of prior periods expense. General and administrative expense increased $5,137 (14.9%) from 2016 to 2017 primarily due to a $2,167 increase in rent expense, including a $1,280 non-recurring charge recorded during 2017 related to an adjustment of prior periods expense, a $1,650 increase in compensation costs and a $835 increase in professional fees.

Bad debt expense, net, increased $2,220 (465.4%) from 2017 to 2018 primarily due to a required reserve for certain insolvent lessees in 2018. Bad debt expense, net, decreased $20,689 (-97.7%) from 2016 to 2017 primarily due to a provision of $18,992, net of insurance proceeds, for Hanjin’s bankruptcy in 2016.

Gain on insurance recovery for 2018 amounted to $8,692 which related to a final insurance settlement associated with the Hanjin bankruptcy for insurable costs including primarily unrecovered containers and incurred container recovery costs, net of the insurance deductible.

The following table summarizes other income (expenses) for the years ended December 31, 2018, 2017 and 2016 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2018	2017	2016	2018 and 2017	2017 and 2016
	(Dollars in thousands)
Interest expense	$(138,427)	$(117,475)	$(85,215)	17.8%	37.9%
Write-off of unamortized deferred debt issuance costs and bond discounts	(881)	(7,550)	—	(88.3)%	100.0%
Interest income	1,709	613	408	178.8%	50.2%
Realized gain (loss) on interest rate swaps, collars and caps, net	5,238	(1,191)	(8,928)	(539.8)%	(86.7%)
Unrealized (loss) gain on interest rate swaps, collars and caps, net	(5,790)	4,094	6,210	(241.4)%	(34.1%)
Other, net	—	3	(8)	(100.0)%	(137.5%)
Net other expense	$(138,151)	$(121,506)	$(87,533)	13.7%	38.8%

Interest expense increased $20,952 (17.8%) from 2017 to 2018 and $32,260 (37.9%) from 2016 to 2017. The increase in interest expense for 2018 compared to 2017 was due to a $10,576 increase resulting from an increase in the average debt balance of $266,060 and a $10,376 increase resulting from an increase in average interest rates of 0.32 percentage point. The increase in interest expense for 2017 compared to 2016 was due to a $34,374 increase resulting from an increase in average interest rates of 1.16 percentage points, partially offset by a $2,114 decrease resulting from a decrease in the average debt balance of $75,167.

Write-off of unamortized deferred debt issuance costs and bond discounts decreased $6,669 (-88.3%) and increased $7,550 (100.0%) from 2017 to 2018 and from 2016 to 2017, respectively. The write-off of unamortized deferred debt issuance costs and bond discounts for 2018 of $881 related to the early redemption of TL’s Term Loan and amendment of TL’s Revolving Credit Facility. The write-off of unamortized deferred debt issuance costs and bond discounts for 2017 of $7,550 related to the early redemption of TMCL III’s 2013-1 Bonds, 2014-1 Bonds and 2017-A Notes, the amendment of TMCL II’s secured debt facility and the amendment of TAP Funding’s revolving credit facility.

Realized gain (loss) on interest rate swaps, collars and caps, net changed from a net loss of $1,191 in 2017 to a net gain of $5,238 in 2018. This was primarily due to an increase in market rates as compared to spot strike rates in our contracts which caused a positive net settlement differential in 2018 compared to a negative net settlement differential in 2017. Realized loss on interest rate swaps, collars and caps, net decreased $7,737 (-86.7%) from 2016 to 2017. This was primarily due to an increase in market rates as compared to spot strike rates in our contracts which caused a smaller negative net settlement differential in 2017 compared to a larger negative net settlement differential in 2016.

Unrealized (loss) gain on interest rate swaps, collars and caps, net changed from a net gain of $4,094 in 2017 to a net loss of $5,790 in 2018. Unrealized gain on interest rate swaps, collars and caps, net decreased $2,116 (-34.1%) from 2016 to 2017. Unrealized (loss) gain are triggered by the change in the fair values of the Company’s interest rate hedging instruments, resulting from changes in the forward LIBOR curve.

The following table summarizes income tax (expense) benefit and net income (loss) attributable to the noncontrolling interests for the years ended December 31, 2018, 2017 and 2016 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2018	2017	2016	2018 and 2017	2017 and 2016
	(Dollars in thousands)
Income tax (expense) benefit	$(2,025)	$(1,618)	$3,447	25.2%	(146.9%)
Net income (loss) attributable to the noncontrolling interests	$3,872	$1,377	$(5,393)	181.2%	(125.5%)

Income tax expense increased $407 (25.2%) from 2017 to 2018. Our effective tax rate in 2018 decreased to 3.6% from 7.2% in 2017. The increase in income tax expense in 2018 compared to 2017 was primarily due to a higher level of U.S. sourcing income before tax and noncontrolling interests, partially offset by the U.S. federal corporate tax rate reduction effective for the years after 2017 from the 2017 tax reform, TCJA. Income tax (expense) benefit changed from income tax benefit of $3,447 in 2016 to an income tax expense of $1,618 in 2017. Our effective tax rate in 2017 increased to 7.2% from 5.6% in 2016. The change in income tax (expense) benefit in 2017 compared to 2016 was primarily due to an increase resulting from a higher level of U.S. sourcing income before tax and noncontrolling interests and a higher effective tax rate, partially offset by a tax benefit on the re-measurement of our U.S. deferred tax assets and liabilities due to the TCJA.

Net income (loss) attributable to the noncontrolling interests in 2018, 2017 and 2016 represents the noncontrolling interest’s portion of TAP Funding’s and TW’s net income (loss). See Note 1 “Nature of Business and Summary of Significant Accounting Polices” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Segment Information

For further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” and Note 13 “Segment Information” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

The following table summarizes our income (loss) before income taxes and noncontrolling interests attributable to each of our business segments for the years ended December 31, 2018 and 2017 and 2016 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2018	2017	2016	2018 and 2017	2017 and 2016
	(Dollars in thousands)
Container ownership	$26,166	$(1,707)	$(84,252)	(1632.9%)	(98.0%)
Container management	20,322	15,376	18,134	32.2%	(15.2%)
Container resale	16,128	10,854	6,178	48.6%	75.7%
Other	(4,083)	(3,568)	(3,016)	14.4%	18.3%
Eliminations	(2,258)	1,405	1,633	(260.7%)	(14.0%)
Income (loss) before income tax and noncontrolling interests	$56,275	$22,360	$(61,323)	151.7%	(136.5%)

Income (loss) before income taxes and noncontrolling interests attributable to the Container Ownership segment improved $27,873 from a loss of $1,707 for the year ended December 31, 2017 to an income of $26,166 for the year ended December 31, 2018. The following table summarizes the variances included within this change:

Increase in lease rental income - owned fleet	$56,195
Increase in gain on sale of owned fleet containers, net	9,861
Gain on insurance recovery in 2018	8,692
Decrease in write-off of unamortized deferred debt issuance costs and bond discounts	6,669
Change from realized loss on interest rate swaps, collars and caps, net to realized gain on interest rate swaps, collars and caps, net	6,429
Increase in interest expense	(20,952)
Increase in container impairment	(18,703)
Change from unrealized gain on interest rate swaps, collars and caps, net to unrealized loss on interest rate swaps, collars and caps, net	(9,884)
Increase in depreciation expense	(5,070)
Increase in direct container expense	(4,299)
Other	(1,065)
$27,873

Loss before income taxes and noncontrolling interests attributable to the Container Ownership segment decreased $82,545 (-98.0%) from 2016 to 2017. The following table summarizes the variances included within this decrease:

Increase in interest expense	$(32,260)
Decrease in lease rental income - owned fleet	(16,027)
Increase in write-off of unamortized deferred debt issuance costs and bond discounts	(7,550)
Decrease in unrealized gain on interest rate swaps, collars and caps, net	(2,116)
Decrease in container impairment	86,551
Decrease in bad debt expense	20,685
Increase in gain on sale of owned fleet containers, net	19,449
Decrease in realized loss on interest rate swaps, collars and caps, net	7,737
Decrease in depreciation expense	4,921
Other	1,155
$82,545
Income before income taxes and noncontrolling interests attributable to the Container Management segment increased $4,946 (32.2%) from 2017 to 2018. The following table summarizes the variances included within this increase:

Increase in management fees - non-leasing from external customers	$9,764
Increase in lease rental income - managed fleet	6,776
Increase in distribution to managed fleet owner	(6,274)
Increase in general and administrative expense	(4,055)
Increase in foreign currency exchange loss	(930)
Other	(335)
$4,946

Income before income taxes and noncontrolling interests attributable to the Container Management segment decreased $2,758 (-15.2%) from 2016 to 2017. The following table summarizes the variances included within this decrease:

Increase in general and administrative expense	$(4,178)
Decrease in lease rental income - managed fleet	(945)
Decrease in distribution to managed fleet owner	1,310
Increase in management fees - non-leasing from external customers	961
Other	94
$(2,758)

Income before income taxes and noncontrolling interests attributable to the Container Resale segment increased $5,274 (48.6%) from 2017 to 2018. The following table summarizes the variances included within this increase:

Increase in fees earned from management of containers	$3,422
Increase in gain on container trading, net	2,017
Other	(165)
$5,274

Income before income taxes and noncontrolling interests attributable to the Container Resale segment increased $4,676 (75.7%) from 2016 to 2017. The following table summarizes the variances included within this increase:

Increase in fees earned from management of containers	$2,706
Change from loss on container trading, net to gain on container trading, net	1,739
Other	231
$4,676

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments increased $515 (14.4%) from 2017 to 2018 primarily due to an increase in general and administrative expense.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments increased $552 (18.3%) from 2016 to 2017 primarily due to an increase in general and administrative expense.

Segment eliminations changed from a net income of $1,405 for the year ended December 31, 2017 to a net loss of $2,258 for the year ended December 31, 2018. This change consisted of a $3,898 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $235 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

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

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 81% of our direct container expenses in 2018 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In 2018, our non-U.S. dollar operating expenses were spread among 19 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

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

Revenue Recognition

Lease Rental Income. We recognize revenue from operating leases of containers as earned over the term of the lease. The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases. We cease recognition of lease revenue if and when a container lessee defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee. Our determination of the collectability of future lease payments is made by management on the basis of available information, including the current creditworthiness of container shipping lines that lease containers from us, historical collection results and review of specific past due receivables. If we experience unexpected payment defaults from our container lessees, we will cease revenue recognition for those leases, which will reduce container rental revenue. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease. The same risks of collectability discussed above apply to our collection of finance lease income. If we experience unexpected payment defaults under our finance leases, we will cease revenue recognition for those leases that will reduce finance lease income.

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

Lease rental income and operating expenses arising from the leasing services of the managed portion of our fleet are included at gross amounts in our consolidated statements of comprehensive income (loss). Our management fees earned from leasing and management services of the managed fleet is net of ‘lease rental income – managed fleet’ and ‘distribution to managed fleet owners’ in our consolidated statements of comprehensive income (loss). Fees are typically calculated as a fixed percentage of net operating income, which is revenue from the containers under management minus direct operating expense related to those containers.

Management Fees – non-leasing. We recognize revenue from management fees earned from non-leasing services under management agreements with container investors on an as-earned basis. Fees for the acquisition of new containers under management are typically calculated as a fixed percentage of the cost of the container and are deferred and recognized as earned on a straight-line basis over the deemed lease term. Sales commission for the disposition of containers under management are either typically calculated as fixed percentage of the sales price or based on a fixed dollar amount. Sales commission are recognized as earned upon disposal of the managed containers.

Container Resale Revenue. We recognize revenue from resale of used containers at the time of delivery to, or pick-up by, the customer and when collectability is reasonably assured. Our trading container sales proceeds revenue arise from the resale of used containers to a wide variety of buyers. The related expenses represent the cost of trading containers sold as well as other selling costs that are recognized as incurred. We also generally sell containers at the end of their useful lives or when it is financially attractive to do so. The gain on sale of owned fleet containers is the excess of the sale price over the carrying value for these units at the time of sale.

Accounting for Container Leasing Equipment. Accounting for container leasing equipment includes depreciation, impairment of held for use equipment and the impairment of containers held for sale.

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

We review our depreciation policies, including estimates of useful lives and residual values, on a regular basis to determine whether a change in estimates of useful lives and residual values is warranted.

We assessed the estimates used in the Company’s depreciation policy on a quarterly basis during the years ended December 31, 2018 and 2017. We take a long-term view when assessing residual values and typically do not change residual values until disposal prices have been significantly above or below residual values between one to two years.

The Company estimates the useful lives and residual values of its containers to be as follows:

	Effective July 1, 2018		July 1, 2017 through June 30, 2018		January 1, 2017 through June 30, 2018
	Estimated useful	Residual	Estimated useful	Residual	Estimated useful	Residual
	life (years)	Value	life (years)	Value	life (years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$1,000	13	$1,000	13	$950
40'	14	$1,200	14	$1,200	14	$1,150
40' high cube	13	$1,400	13	$1,350	13	$1,300
45' high cube dry van	13	$1,500	13	$1,500	13	$1,500
Refrigerated containers:
20'	12	$2,750	12	$2,750	12	$2,750
20' high cube	12	$2,049	12	$2,049	12	$2,049
40' high cube	12	$4,000	12	$4,500	12	$4,500
Open top and flat rack containers:
20' folding flat rack	15	$1,300	15	$1,300	15	$1,300
40' folding flat rack	16	$1,700	16	$1,700	16	$1,700
20' open top	15	$1,500	15	$1,500	15	$1,500
40' open top	14	$2,500	14	$2,500	14	$2,500
Tank containers	20	10% of cost	20	10% of cost	20	10% of cost

During the third quarter of 2018, the Company reassessed the estimates contained in its depreciation policy. To perform the assessment, the Company analyzed sales data from 2008 to August 2018 as this period reflects the cyclical nature of the global economic environment and more specifically, the Company’s industry.  This period includes multiple business cycles, including two periods of weak trade growth (2009 and 2014 through 2016) and three periods of strong container demand (2008, 2010 through 2012, and 2017 through August 2018).  We believe the best comparison points are the weighted average sales prices for this period excluding the highest and lowest years or periods and average sales prices for the last two periods/years which highlight the most current period trends as shown in the table below for each of our major equipment types.

Periods	Dry Containers			Refrigerated Containers
	20'	40'	40' High Cube	40' High Cube
Weighted average sales price from 2008 to August 2018 (excludes the highest and lowest periods)	$1,124	$1,404	$1,546	$4,932
Average sales price:
2017	$1,187	$1,374	$1,520	$4,952
Year-to-date August 2018	$1,361	$1,632	$1,848	$4,412

Container sales prices continued to increase after July 1, 2017 through December 2017 and then stabilized through August 2018. The average of weighted average long-term sales prices excluding the highest and lowest years and the year-to-date August 2018 sales prices for 20’, 40’ and 40’ high cube dry containers were significantly above their residual values, so the Company performed additional qualitative analyses. While our average sales prices for the 20’ and 40’ dry containers have been above their residual values year-to-date August 2018, the Company does not believe the increase in value is sustainable in the long-term because the current weighted average long-term sales prices excluding the highest and lowest years on these two container types both decreased as compared to prior year’s long-term weighted average of $1,163 and $1,443 on its 20’ and 40’ dry containers, respectively. Along with the qualitative analyses, the Company concluded that the estimated future residual values of its 20’ and 40’ dry containers are at the appropriate levels and do not warrant revision. The average sales price for the 40’ high cube dry containers has been significantly above its residual value for the year-to-date August 2018. Among other qualitative factors which the Company considered was the greater demand on the larger cargo volume of 40’ high cube dry containers over 20’ and 40’ dry containers. Although the current weighted average long-term sales price excluding the highest and lowest years decreased from the prior year’s long-term weighted average of $1,607, the Company outweighed its qualitative analyses over its quantitative analyses and concluded that a higher residual value is appropriate and has accordingly increased the estimated future residual value of its 40’ high cube dry containers from $1,350 to $1,400, beginning July 1, 2018.

The average of long-term weighted average sales price excluding the highest and lowest years and the year-to-date August 2018 sales price for the 40’ high cube refrigerated containers was not significantly above its residual value, the Company also performed additional qualitative analyses on this container type as there is limited quantitative data (and industry data). Among other qualitative factors which the Company considered were the possible future technical obsolescence on the machinery and, the lack of sufficient sales data from its own relatively young fleet which has not yet reached disposal age and industry data. The Company outweighed its qualitative analyses over its quantitative analyses and concluded that a lower residual value is appropriate and accordingly reduced the estimated future residual value of its 40’ high cube refrigerated containers from $4,500 to $4,000, beginning July 1, 2018.

During the third quarter of 2017, the Company reassessed the estimates contained in its depreciation policy. Using its standard methodology, the Company concluded that changes to some residual values were warranted, and beginning July 1, 2017, the Company increased the estimated future residual value of its 20’, 40’ and 40’ high cube dry containers.

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

Container Impairment. On a quarterly basis, we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. This evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type. The estimated undiscounted cash flows were based on historical lease operating revenue, expenses and residual values, adjusted to reflect current market conditions. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Any such impairment would be expensed in our results of operations. There was no such impairment for the years ended December 31, 2018, 2017 and 2016.

In 2018, 2017 and 2016 the Company recorded impairments for containers that were unlikely recoverable from lessees in default. When an impairment exists, the containers are written down to their fair value. This fair value is then the containers’ new cost basis and is depreciated over their remaining useful lives in marine services to their estimated residual values. Any impairment charge results in decreased net income.

Impairment of Containers Held for Sale. We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Containers held for sale are evaluated for impairment on a quarterly basis based on sale prices for similar types of equipment in the locations in which the containers are stored. Any write-down of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are designated as held for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value is recognized as a reversal to container impairment but not in excess of the cumulative loss previously recognized.

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

B.  Liquidity and Capital Resources

As of December 31, 2018, we had cash and cash equivalents of $137,298. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. As of December 31, 2018, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TMCL II Secured Debt Facility	$657,637	$542,363	$1,200,000	$657,637	$—	$657,637
TL Revolving Credit Facility	1,280,000	220,000	1,500,000	1,280,000	136,637	1,416,637
TAP Funding Revolving Credit Facility	173,000	17,000	190,000	173,000	2,798	175,798
TMCL VI Term Loan	278,724	—	278,724	278,724	—	278,724
2017-1 Bonds	357,210	—	357,210	357,210	—	357,210
2017-2 Bonds (1)	439,915	—	439,915	439,915	—	439,915
2018-1 Bonds (1)	251,327	—	251,327	251,327	—	251,327
Total (2)	$3,437,813	$779,363	$4,217,176	$3,437,813	$139,435	$3,577,248

(1) Amounts on the 2017-2 Bonds and 2018-1 Bonds exclude an unamortized discount of $60 and $2,888, respectively.

(2) Current borrowing for all debts exclude prepaid debt issuance costs in an aggregate amount of $25,038.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our TMCL II Secured Debt Facility, TL Revolving Credit Facility and TAP Funding Revolving Credit Facility and intend to continue to utilize these facilities in the future. In 2018, at such time as our secured debt facilities reached an appropriate size, the facilities were refinanced through the issuance of bonds to institutional investors. We anticipate similar refinancing at such times as the TMCL II Secured Debt Facility or any similar revolving debt facilities we establish nears their maximum size. This timing will depend on our level of future purchases of containers and the size of our debt facilities in the future.

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

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends, if any, on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares. Our board of directors takes a fresh view every quarter, taking into consideration our cash needs for opportunities that may be available to us, and sets our dividend, if any, accordingly. The TL Revolving Credit Facility also prohibit TL from paying dividends to TGH in excess of certain limits. A substantial amount of cash used by TGH to pay dividends to its common shareholders has historically been received from TL and TEML in the form of dividends.

Our consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2018, cumulative earnings of approximately $36,712 would be subject to income taxes of approximately $11,014 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

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

Description of Indebtedness

For further discussion, see Note 12 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

As of December 31, 2018, the total outstanding principal balance on our fixed rate debt facilities was $1,327 million with fixed interest rates between 3.52% and 5.07% as of December 31, 2018. Final maturities on these fixed rate debt facilities are between February 2038 and July 2043. As of December 31, 2018, the total outstanding principal balance on our floating rate debt facilities was $2,111 million with interest rates between 3.85% and 4.04%, primarily LIBOR plus a margin, as of December 31, 2018. Final maturities on these floating rate debt facilities are between December 2021 and August 2024.

We have entered into several interest rate cap, collar and swap agreements to reduce the impact of changes in interest rates associated with our floating rate debt obligations. Total notional amount of these interest rate hedging agreements amounted to $1,228 million as of December 31, 2018 (also see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” for further information).

TMCL II Secured Debt Facility. TMCL II has a securitization facility with Wells Fargo Bank and other lenders who provide a total commitment of $1,200,000 (the “TMCL II Secured Debt Facility”).

TMCL II is required to make principal payments on the TMCL II Secured Debt Facility on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is one-month London Inter Bank Offered Rate (“LIBOR”) plus 1.90% during the revolving period prior to the conversion date. There is a commitment fee on the unused amount of the total commitment.

TMCL II must maintain certain financial covenants per debt agreement, such as (i) no event of default in the TL Revolving Credit Facility (see TL Revolving Credit Facility restrictive covenants disclosure in the below paragraphs); (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TEML’s wholly-owned subsidiary Textainer Equipment Management (U.S.) Limited (“TUS”) may not incur more than $1,000 of consolidated funded debt; and (v) TUS must make at least $200 in after-tax profits annually.

TL Revolving Credit Facility. TL has a revolving credit facility with Wells Fargo Bank and other lenders who provide a total commitment amount of up to $1,500,000 (which includes a $25,000 letter of credit facility, together, the “TL Revolving Credit Facility”). The TL Revolving Credit Facility provides for payments of interest only during its term, beginning on its inception date through the maturity date. TL is required to make principal payments on the TL Revolving Credit Facility on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TL Revolving Credit Facility, payable monthly in arrears, is based either on the base rate for Base rate loans plus a spread of between 0.75% and 1.25% or LIBOR for Eurodollar rate loans plus a spread between 1.25% and 1.75% during the revolving period prior to the maturity date. There is a commitment fee on the unused amount of the total commitment. The spread and the commitment fee vary based on the leverage of TGH.

The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Revolving Credit Facility contains certain restrictive financial covenants, such as (i) TGH and TL each to maintain a consolidated leverage ratio of 3.50 to 1.00 or less; (ii) TGH to maintain a minimum consolidated fixed charge coverage ratio of 1.20 to 1.00; (iii) TL to maintain a minimum consolidated interest coverage ratio range from 2.75 to 1.00 as of December 31, 2018, to 4.00 to 1.00 as of September 30, 2019 and each fiscal quarter through the maturity date; and (iv) TGH to maintain a minimum consolidated tangible net worth of $920,000 plus 50% of TGH’s net income since June 30, 2018, with no deduction for any period in which there is a net loss.

TAP Funding Revolving Credit Facility. TAP Funding has a credit agreement (the “TAP Funding Credit Agreement”) with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $190,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, is one-month LIBOR plus 1.95% through its maturity date. There is a commitment fee on the unused amount of the total commitment. TAP Funding is required to make principal payments on the TAP Funding Revolving Credit Facility on a monthly basis to the extent that the outstanding amount due exceeded the borrowing base.

The TAP Funding Revolving Credit Facility contains restrictive covenants, including limitations on TEML’s net income and debt levels, TAP Funding’s certain liens, indebtedness, investments, overall asset base minimums, certain debt service coverage ratio, tangible net worth and the average age of the TAP Funding Revolving Credit Facility’s container fleet.

TMCL VI Term Loan. TMCL VI issued a $300,000 fixed rate term loan (the “TMCL VI Term Loan”) to a group of financial institutions. It is a partially-amortizing term loan with the remaining principal due in full on February 15, 2025. The TMCL VI Term Loan was entered into on February 15, 2018 and proceeds from the TMCL VI Term Loan, were used to paydown debt in the TMCL II Secured Debt Facility and TL Revolving Credit Facility. TMCL VI is required to make additional principal payments if the outstanding loan principal amount of the TMCL VI Term Loan exceeds the borrowing base on the payment date.

TMCL VI must maintain certain financial covenants per debt agreements, such as (i) TMCL VI must maintain at least a 1.10 to 1.00 of the debt service coverage ratio; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TUS may not incur more than $1,000 of consolidated funded debt; (v) TUS must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a leverage ratio no greater than 4.00 to 1.00.

2017-1 Bonds & 2017-2 Bonds. TMCL V issued the Series 2017-1 Fixed Rate Asset Backed Notes (the “2017-1 Bonds”), $350,000 aggregate Class A principal amount and $70,000 aggregate Class B principal amount of 2017-1 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $420,000 in 2017-1 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are May 20, 2026 and May 20, 2042, respectively. Proceeds from the 2017-1 Bonds were used to acquire containers from TMCL III and for general corporate purposes.

TMCL V issued the Series 2017-2 Fixed Rate Asset Backed Notes (the “2017-2 Bonds”), $416,000 aggregate Class A principal amount and $84,000 aggregate Class B principal amount of 2017-2 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $500,000 in 2017-2 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are June 20, 2026 and June 20, 2042, respectively. Proceeds from the 2017-2 Bonds were used to acquire containers from the TL Revolving Credit Facility and the TMCL II Secured Debt Facility and for general corporate purposes.

TMCL V must maintain certain financial covenants per debt agreements, such as (i) TMCL V must maintain at least a 1.10 to 1.00 of the debt service coverage ratio; (ii)TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TUS may not incur more than $1,000 of consolidated funded debt; (v) TUS must make at least $200 in after-tax profits annually and; (vi) TGH must maintain a leverage ratio no greater than 4.00 to 1.00.

2018-1 Bonds. TMCL VII issued the Series 2018-1 Fixed Rate Asset Backed Notes (the “2018-1 Bonds”), $250,000 aggregate Class A principal amount and $9,100 aggregate Class B principal amount of 2018-1 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act.

The $259,100 in 2018-1 Bonds represent partially amortizing notes payable over a scheduled payment term of 7 years, but not to exceed a maximum payment term of 25 years. The anticipated repayment date and legal final payment date are July 2025 and July 2043, respectively. Proceeds from the 2018-1 Bonds were used to paydown debt in the TMCL II Secured Debt Facility and the TL Revolving Credit Facility.

2018-1 Bonds in TMCL VII must maintain certain financial covenants per debt agreements, such as (i) TMCL VII must maintain at least a 2.00 to 1.00 interest coverage ratio; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TUS may not incur more than $1,000 of consolidated funded debt; (v) TUS must make at least $200 in after-tax profits annually and; (vi) TGH must maintain a leverage ratio no greater than 4.00 to 1.00.

Debt Covenants. All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. TGH also acts as an unconditional guarantor of the TL Revolving Credit Facility. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants fore-mentioned, the Company’s debt facilities also contain other various debt covenants and borrowing base minimums. The TL Revolving Credit Facility also contains cross default provisions that may result in an acceleration of principal repayment under these debt facilities if an uncured default condition were to exist. We were in full compliance with these requirements at December 31, 2018.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2018, 2017 and 2016:

	December 31,			% Change Between
	2018	2017	2016	2018 and 2017	2017 and 2016
	(Dollars in thousands)
Net income (loss)	$54,250	$20,742	$(57,876)	161.5%	(135.8%)
Adjustments to reconcile net income to net cash provided by operating activities	198,022	230,233	335,770	(14.0%)	(31.4%)
Net cash provided by operating activities	252,272	250,975	277,894	0.5%	(9.7%)
Net cash used in investing activities	(672,940)	(85,364)	(280,430)	688.3%	(69.6%)
Net cash provided by (used in) financing activities	408,154	(70,372)	(4,619)	(680.0%)	1423.5%
Effect of exchange rate changes	(127)	207	(233)	(161.4%)	(188.8%)
Net (decrease) increase in cash, cash equivalents and restricted cash	(12,641)	95,446	(7,388)	(113.2%)	(1391.9%)
Cash, cash equivalents and restricted cash at beginning of year	237,569	142,123	149,511	67.2%	(4.9%)
Cash, cash equivalents and restricted cash at end of year	$224,928	$237,569	$142,123	(5.3%)	67.2%

Operating Activities

Net cash provided by operating activities increased $1,297 (0.5%) from 2017 to 2018. The following table summarizes the variances included within this increase:

Increase in net income adjusted for noncash items	$59,887
Smaller decrease in due to owners, net in 2018 compared to 2017	4,192
Smaller decrease in insurance receivable in 2018 compared to 2017	4,068
Larger increase in accounts receivable in 2018 compared to 2017	(23,932)
Larger increase in trading containers in 2018 compared to 2017	(23,711)
Increase in gain on sale of owned fleet containers, net in 2018	(9,861)
Gain on insurance recovery in 2018	(8,692)
Other, net	(654)
$1,297

The increase in net cash provided by operating activities from 2017 to 2018 was primarily due to an increase in net income adjusted for non-cash items such as depreciation expense, container impairment, amortization of debt issuance costs and accretion of bond discounts. The increased level of profitability was primarily due to a 6.8% increase in our owned fleet size that was available for lease, a 3.5% increase in average per diem rental rates and a 2.1% increase in utilization for our owned fleet.

Net cash provided by operating activities decreased $26,919 (-9.7%) from 2016 to 2017. The following table summarizes the variances included within this decrease:

Increase in gain on sale of owned fleet containers, net in 2017	$(19,449)
Decrease in due to owners, net in 2017 compared to an increase in 2016	(13,327)
Increase in trading containers in 2017 compared to a decrease in 2016	(6,857)
Decrease in accounts payable and accrued expenses in 2017 compared to an increase in 2016	(6,125)
Decrease in net income adjusted for noncash items	(13,955)
Decrease in insurance receivable	28,742
Larger increase in accounts receivable in 2016 compared to 2017	5,263
Other, net	(1,211)
$(26,919)

The decrease in net cash provided by operating activities from 2016 to 2017 was primarily due to the decrease in net income adjusted for non-cash items such as depreciation expense, container impairment, amortization of debt issuance costs and accretion of bond discounts. This decrease was primarily due to a 9.1% decrease in average per diem rental rates, partially offset by a 1.3% increase in utilization for our owned fleet and a 4.8% increase in our owned fleet that was available for lease.

Investing Activities

Net cash used in investing activities increased $587,576 (688.3%) from 2017 to 2018 due to a higher amount of cash paid for container and fixed asset purchases, cash paid in 2018 for TW capital restructuring, lower receipts of payments on direct financing and sales-type leases, net of income earned, and insurance proceeds received from unrecoverable containers in 2017, partially offset by higher proceeds from the sale of containers and fixed assets.

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

Financing Activities

Net cash provided by financing activities increased $478,526 (680.0%) from 2017 to 2018. The following table summarizes the variances included within this increase:

Increase in net borrowings on debt	$461,407
Decrease in debt issuance costs paid	17,450
Decrease in dividends paid to noncontrolling interests	500
Decrease in proceeds received from the issuance of common shares upon the exercise of share options	(831)
$478,526

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

E.  Off-Balance Sheet Arrangements

At December 31, 2018, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2018:

	Payments Due by Twelve Month Period Ending December 31
	Total	2019	2020	2021	2022	2023	2024 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility (1)	$657,637	$60,160	$60,484	$55,549	$55,549	$55,549	$370,346
TL Revolving Credit Facility	1,280,000	—	—	—	—	1,280,000	—
TAP Funding Revolving Credit Facility	173,000	13,813	16,752	142,435	—	—	—
TMCL VI Term Loan	278,724	25,500	25,500	25,500	25,500	25,500	151,224
2017-1 Bonds	357,210	38,331	39,357	52,173	63,220	62,557	101,572
2017-2 Bonds (2)	439,915	40,968	43,958	55,259	67,021	80,125	152,584
2018-1 Bonds (2)	251,327	18,655	18,655	18,655	18,655	18,655	158,052
Interest on obligations (3)	625,417	138,470	130,029	120,461	106,115	94,252	36,090
Interest rate swaps and collar (receivables) payables, net (4)	(2,621)	(3,668)	41	615	387	4	—
Office lease obligations	17,621	2,186	2,151	2,071	1,936	1,994	7,283
Container contracts payable	42,710	42,710	—	—	—	—	—
Total contractual obligations (5)	$4,120,940	$377,125	$336,927	$472,718	$338,383	$1,618,636	$977,151

(1)	The estimated future repayments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for the 2017-2 Bonds and 2018-1 Bonds exclude an unamortized discount of $60 and $2,888, respectively.
(3)	Using 2.50% which was one-month spot interest rate of London InterBank Offered Rate (“LIBOR”) plus a margin rate that varies based on each debt facility. Weighted average interest rate at 4.09%.
(4)

Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average rate at 2.50% which was one-month spot LIBOR rate as of December 31, 2018, for all periods, for all interest rate contracts outstanding as of December 31, 2018.

(5)	Future scheduled payments for all debts exclude prepaid issuance costs in an aggregate amount of $25,038.

G.  Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements.  See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 4, 2019. Our board of directors is elected annually on a staggered basis and each director holds office for three years or until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

David M. Nurek, Robert D. Pedersen and Iain Brown are designated Class III directors, to hold office until our 2020 annual general meeting of shareholders, Olivier Ghesquiere and Hennie Van der Merwe are designated Class II directors, to hold office until our 2021 annual general meeting of shareholders and John A. Maccarone, Dudley R. Cottingham, and Hyman Shwiel are designated Class I directors, to hold office until our 2019 annual general meeting of shareholders. Directors may be re-elected when their term of office expires.

As of March 4, 2019, Trencor held an interest in approximately 47.5% of our outstanding share capital. See Item 4, “Information on the Company— Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, two of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Hyman Shwiel (1)(2)(3)	74	Chairman
Olivier Ghesquiere (6)	52	Director, President and Chief Executive Officer
Iain Brown (1)	55	Director
Dudley R. Cottingham (1)(2)(3)	67	Director
John A. Maccarone (2)(3)	74	Director
David M. Nurek (1)(2)(3)(4) Hennie Van der Merwe (3)(5)	69 71	Director Director
Robert D. Pedersen	59	Director
Michael K. Chan (7)	56	Executive Vice President and Chief Financial Officer

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Chairman of Trencor. Trencor holds 47.5% of our share interest.
(5)	Chief Executive Officer and Director of Trencor. Trencor holds 47.5% of our share interest.
(6)	Effective August 13, 2018, Olivier Ghesquiere was appointed as the President and Chief Executive Officer.
(7)	Effective September 30, 2018, Michael K. Chan was appointed as the Executive Vice President and Chief Financial Officer.

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

Olivier Ghesquiere was appointed President and Chief Executive Officer and to our board of directors in August 2018. Mr. Ghesquiere served as our Executive Vice President – Leasing from January 2017 to August 2018, responsible for worldwide sales and marketing related activities and operations.  Mr. Ghesquiere served as our Senior Vice President – Marketing and Sales since December 2015. Mr. Ghesquiere worked at Groupe Ermewa S.A. as Chief Operating Officer and then Chief Executive Officer from January 2009 through February 2015 where he was responsible for growing the railcar and locomotive fleet to become the second largest in Europe. During that time Mr. Ghesquiere was also chairman of Eurotainer SA for which he was the Managing Director from April 2004 through December 2008 where he developed their tank container business focusing on higher value segments of the market. Mr. Ghesquiere has served as Vice Chairman and chairman of the International Tank Container Organization (ITCO) leasing committee from 2006 through 2010.  Mr. Ghesquiere holds a Masters in Applied Economics from the Louvain School of Management, Belgium.

Iain Brown has been a member of our board of directors since May 2016. Mr. Brown was a member of the board of directors of Halco. Mr. Brown is a director of Container Investment Services Limited and Coveham Container Services Limited, has been providing administrative services and strategic advice to owners and investors in the container leasing industry for over twenty five years. He holds a B.S. in Engineering degree from the University of Cape Town, a MS in Engineering from University of Texas and an M.B.A. in Finance from The Wharton School of the University of Pennsylvania.

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007.  He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries.  Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients.  He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange.  He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda and Irish Stock Exchanges.  He was a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982. Mr. Cottingham is currently a consultant and had served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994.  He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands.  Mr. Cottingham is a Chartered Accountant.

John A. Maccarone served as our President and Chief Executive Officer from January 1999 until October 2011 when he retired from Textainer and as a member of our board of directors since December 1993. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as President and Chief Executive Officer of TEML, now a subsidiary of our company.  From 1977 through 1978, Mr. Maccarone was Director of Marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company.  From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois.  From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia.  Mr. Maccarone holds a B.S. in Engineering Management from Boston University and an M.B.A. from Loyola University of Chicago.

David M. Nurek has been a member of our board of directors since September 2007.  Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995. He is chairman of Trencor and a member of Trencor’s remuneration and nomination and social and ethics committees.  Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE.  Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”).  He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk.  Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffmann & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc.  Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

Hennie Van der Merwe has been a member of our board of directors since August 2017 and between March 2003 to 2011. Mr. Van der Merwe joined Trencor in 1997 and began serving as a director of Trencor in 1998. He was appointed the Chief Executive Officer of Trencor in August 2017. Mr. Van der Merwe also serves as non-executive chairman of the board of Master Drilling Group Limited and as a non-executive director of Bell Equipment Limited, both of which are listed on the JSE. From 1984 to 1991, he held various senior executive positions in the banking sector in South Africa, lastly as chief executive officer of Senbank, the corporate/merchant banking arm of Bankorp Group Ltd. From 1991 to 1998, Mr. Van der Merwe served as deputy chairman for Waco

International Ltd., an international industrial group listed on the JSE with subsidiaries listed on the Sydney and London Stock Exchanges. Prior to entering the business world, Mr. Van der Merwe practiced as an attorney at law in Johannesburg, South Africa. Mr. Van der Merwe holds Bachelor of Arts and L.L.B degrees in Law from the University of Stellenbosch in South Africa, and a Master of Law in Tax Law from the University of the Witwatersrand in South Africa.  In August 2017, Mr. Van der Merwe was appointed as a director of Halco, and as a director of both Leased Assets Pool Company Limited and TAC Limited, entities that each own intermodal containers managed by the Company.

Robert D. Pedersen has been a member of our board of directors since April 2017. Mr. Pedersen was appointed President and Chief Executive Officer of TEML, our management company, in October 2011 and retired on March 31, 2017. Mr. Pedersen served as our Executive Vice President responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was Senior Vice President of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Executive Officers

For certain biographical information about Olivier Ghesquiere, see “Directors” above.

Michael K. Chan was appointed Executive Vice President and Chief Financial Officer (CFO) in September 2018.  Mr. Chan served as our Vice President and Senior Vice President of Finance from April 2017 through August 2018, responsible for overseeing treasury, investor relations, accounting, financial reporting, and financial planning and analysis. Mr. Chan also served as a Controller from 1994 to 2006. Prior to re-joining the company in 2017, Mr. Chan was CFO at Ygrene Energy Fund from 2015 to 2017, a market-leading specialty finance company, where he raised nearly $1 billion in capital and achieved the industry’s first AAA rating on the company’s senior notes. From 2011 to 2015, Mr. Chan worked as Senior Director of Treasury and Capital Markets for The Cronos Group, a leading global container leasing company which was acquired by Shenzhen Stock Exchange listed Bohai Leasing Company. Before that, Mr. Chan held the CFO position at The Chartres Lodging Group from 2006 to 2011, where he was instrumental in executing key acquisitions and sales for the hotel investment and asset management company. Mr. Chan joined Coopers & Lybrand in 1989, now PricewaterhouseCoopers (PwC) and held the position of Audit Manager. Mr. Chan is a member of the American Institute of Certified Public Accountants (AICPA) and holds a B.S. in Business Administration – Accounting from California State University East Bay.

Board of Directors

Our board of directors currently consists of eight members. Our bye-laws provide that our board of directors shall consist of five to twelve directors, as the board of directors may determine from time to time.

B.	Compensation

The aggregate direct compensation we paid to our executive officers and former executive officers as a group (four persons, including two former executive officers) for the year ended December 31, 2018 was approximately $3,686, which included approximately $943 in bonuses and approximately $882 in vested restricted stock and funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, which amounted to approximately $229. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2018, other than reimbursements for travel expenses.

During 2018, our executive officers as a group were granted 60,000 share options, with an exercise price of $11.15 and an expiration date of November 30, 2028, and 60,000 restricted share units through our 2015 Share Incentive Plan. There was an accelerated vesting of stock awards for our former executive during 2018, wherein 119,233 restricted share units and 119,231 share options will continue to vest after retirement according to the original vesting schedule, and all the vested and outstanding options will remain exercisable until expiration date of the share options. As of December 31, 2018, the former executive has outstanding share options of 73,143 and outstanding restricted share units of 73,143.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2015 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2018, all STIP participants, including our executive officers received 125% of their target incentive award that applied to calendar year 2017 performance with the incentive award paid in early 2018.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2018 was approximately $537. Some directors were also reimbursed for expenses incurred to attend board or committee meetings which amounted to approximately $52 during 2018.

2007 Share Incentive Plan and 2015 Share Incentive Plan

Our board of directors adopted the 2007 Share Incentive Plan (“2007 Plan”) on August 9, 2007, and our shareholders approved the 2007 Plan on September 4, 2007. The maximum number of common shares of Textainer Group Holdings Limited that could be granted pursuant to the 2007 Plan was 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following our initial public offering on October 9, 2007, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 from 3,808,371 shares to 5,276,871 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. The shares to be issued pursuant to awards under the 2007 Plan may be authorized, but unissued, or reacquired common shares. On May 21, 2015, TGH’s board of directors approved an amendment and restatement of the 2007 Plan as the 2015 Plan at the annual meeting of shareholders. The amendment and restatement of the 2007 Plan increased the maximum number of shares available for future issuance by 2,000,000 shares and extended the term of such plan for ten years from the date of the annual meeting of shareholders. At December 31, 2018, 330,060 shares were available for future issuance under the 2015 Plan.

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

Our board of directors or a committee designated by our board of directors, referred to as the “plan administrator,” administers the 2015 Plan, including selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award. Awards under the plan may vest upon the passage of time or upon the attainment of certain performance criteria.

The exercise price of all share options granted under the 2015 Plan will be at least equal to 100% of the fair market value of our common shares on the date of grant. If, however, incentive share options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our common shares or the shares of any parent or subsidiary, the exercise price of any incentive share option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive share options must not exceed five years. The maximum term of all other awards under the 2015 Plan will be ten years. The plan administrator will determine the term and exercise, or purchase price of any other awards granted under the 2015 Plan.

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

In the event of a corporate transaction or a change in control of Textainer Group Holdings Limited, all outstanding awards under the 2015 Plan will terminate unless the acquirer assumes or replaces such awards. In addition, and except as otherwise provided in an individual award agreement, assumed or replaced awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after a corporate transaction. In the event of a corporate transaction where the acquirer does not assume or replace awards granted under the 2015 Plan, all of these awards become fully vested immediately prior to the consummation of the corporate transaction. In the event of a change in control and except as otherwise provided in an individual award agreement, outstanding awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after such change in control.

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

Employment with Executive Officers and Directors

We have entered into employment agreements with our executive officers. Each of these employment agreements contains provisions requiring us to make certain severance payments in case the executive officer is terminated without cause. The agreements terminate upon termination of employment. Employment is at-will for each of our executive officers and their employment may be terminated at any time for any reason.

Other than as disclosed above, none of our directors has service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

C.	Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements pursuant to Rule 10A-3 promulgated under the Exchange Act. For further discussion on the practices that we follow in lieu of the NYSE’s corporate governance rules, see Part II Item 16G, “Corporate Governance” in this Annual Report on Form 20-F.

D.	Employees

We had 178 employees as of December 31, 2018. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 4, 2019:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;
•	each director, director nominee and executive officer; and
•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 57,402,164 common shares issued and outstanding on March 4, 2019. We do not believe that we are directly or indirectly owned or controlled by any foreign government.  The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders.  We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares Beneficially Owned
Holders	Shares (7)	% (8)
5% or More Shareholders
Trencor Limited (1)	27,278,802	47.5%
Isam K. Kabbani (2)	3,653,250	6.4%

Directors and Executive Officers
David M. Nurek (3)	27,299,987	47.5%
Hennie Van der Merwe (4)	27,283,965	47.5%
John A. Maccarone (5)	1,501,670	2.6%
Robert D. Pedersen	394,248	*
Olivier Ghesquiere	167,030	*
Michael K. Chan	57,000	*
Hyman Shwiel	26,185	*
Dudley R. Cottingham (6)	24,185	*
Iain Brown	14,085	*
Current directors and executive officers (9 persons) as a group	29,489,553	51.4%

*	Less than 1%.

(1)

Includes 27,278,802 shares held by Trencor. These shares were previously held by Halco Holdings Inc. (“Halco”), a company owned by Halco Trust, a nominated discretionary trust. In February 2018, Halco Trust distributed and transferred to Trencor, a nominated discretionary beneficiary of Halco Trust, the trust’s 100% shareholding in Halco. In May 2018, Halco declared dividends to Trencor which resulted in Trencor becoming the direct shareholder in the 47.5% of our common stock. Halco went into voluntary liquidation on October 12, 2018.

(2)	Includes 3,653,250 shares held by Delmas Invest Holding S.A, an affiliate of Mr. Kabbani.
(3)

Includes 27,278,802 shares held by Trencor (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor). Mr. Nurek is one of our directors, and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Trencor.

(4)

Includes 27,278,802 shares held by Trencor (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Van der Merwe due to his position as a director of Trencor). Mr. Van der Merwe is one of our directors, and a CEO and director of Trencor. Mr. Van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Trencor.

(5)	Includes 1,205,100 shares held by the Maccarone Family Partnership L.P. and 283,497 shares held by the Maccarone Revocable Trust.
(6)	Includes 19,716 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary.

(7)

Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common shares beneficially owned include the following outstanding share options and restricted share units:

	Grant Date
	11/18/2010	11/16/2011	11/14/2012	11/14/2013	11/19/2014	11/12/2015	5/19/2016	11/30/2016	5/18/2017	11/30/2017	5/22/2018	11/30/2018
Share options
Exercise price	$28.26	$28.54	$28.05	$38.36	$34.14	$14.17	$12.23	$9.70	$9.75	$22.95	N/A	$11.15
Expiration date	11/17/2020	11/15/2021	11/14/2022	11/14/2023	11/19/2024	11/12/2025	5/19/2026	11/30/2026	5/18/2027	11/30/2027	N/A	11/30/2028
Robert D. Pedersen	7,500	16,500	23,000	26,000	27,820	26,534	—	36,029	—	—	—	—
Michael K. Chan	—	—	—	—	—	—	—	—	3,750	4,750	—	20,000
Olivier Ghesquiere	—	—	—	—	—	—	10,000	19,200	—	17,760	—	40,000
Restricted share units
David M. Nurek	—	—	—	—	—	—	—	—	—	—	4,469	—
Hennie Van der Merwe	—	—	—	—	—	—	—	—	—	—	4,469	—
John A. Maccarone	—	—	—	—	—	—	—	—	—	—	4,469	—
Robert D. Pedersen	—	—	—	—	—	8,177	—	19,626	—	—	4,469	—
Olivier Ghesquiere	—	—	—	—	—	—	5,000	9,600	—	13,320	—	40,000
Michael K. Chan	—	—	—	—	—	—	—	—	2,812	3,562	—	20,000
Hyman Shwiel	—	—	—	—	—	—	—	—	—	—	4,469	—
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—	—	4,469	—
Iain Brown	—	—	—	—	—	—	—	—	—	—	4,469	—

(8)	Percentage ownership is based on 57,402,164 shares outstanding as of March 4, 2019.

As of March 4, 2019, based on information available to the Company, 24,185 of our outstanding common shares were held in Bermuda, our domicile and headquarter country, by one holder of record. An aggregate of 29,672,739 of our outstanding common shares, which includes 29,658,609 shares held by Cede & Company, were held in the United States by six holders of record. The shares held by Cede & Company, a nominee of the Depository Trust Company, include common shares beneficially owned by several holders in the United States and by non-U.S. beneficial owners.

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we had extended loans to certain employees in connection with their acquisition of our common shares in accordance with our various employees’ share arrangements. As of December 31, 2018, and 2017, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, nor will we extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

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

Agreements with Maccarone Container Fund, LLC

TEML has entered into a management agreement with Maccarone Container Fund, LLC, related to TEML’s management of containers owned by Maccarone Container Fund, LLC effective 2016. Director John Maccarone and his family members are the beneficial owners of Maccarone Container Fund, LLC. In 2018 and 2017, we managed approximately 1,300 TEU (for which we received approximately $17 per year in management fees)  for Maccarone Container Fund, LLC.

Relationships and Agreements with Trencor Limited and Entities Related to Trencor Limited

Trencor currently owns 47.5% of the Company’s common shares which were previously held by Halco. On February 20, 2018, Halco Trust distributed and transferred to Trencor, one of the nominated discretionary beneficiaries of the Halco Trust, the trust’s 100% shareholding in Halco and on May 11, 2018, Halco declared dividends to Trencor which resulted in Trencor becoming the shareholder in the 47.5% of the Company’s common stock it owns. Halco went into voluntary liquidation on October 12, 2018. Hennie Van der Merwe and David M. Nurek, are members of the Company’s board of directors and the board of directors of Trencor.

At Halco’s request, the Company and Halco entered into a Voting Limitation Deed (“VLD”), effective January 1, 2018, whereby Halco agreed to limit or restrict its shareholder voting rights in the Company, solely in respect of the appointment and/or removal of directors and then only to the extent necessary to ensure that Trencor will be regarded for purposes of IFRS as being neither in control of nor having significant influence over the Company.  All of Halco’s voting rights, save for the said limitation or restriction, were unaffected by the VLD.   Accordingly, from January 1, 2018, the financial results of the Company, as reported under U.S. GAAP, are no longer required to consolidate and convert into IFRS for inclusion in the results of Trencor, thus eliminating commercial issues (e.g. the costs and delays caused by the need to convert the Company’s financial results under U.S. GAAP into IFRS for public reporting by Trencor). In connection with the transfer of the Company’s shares held by Halco to Trencor on May 11, 2018, Trencor assumed the same contractual rights and obligations as Halco had in the VLD.

On May 11, 2018, the Company, Trencor and Halco entered into an indemnification agreement with Computershare Trust Company, N.A., the share transfer agent for the Company, and Computershare Inc. (together, the “Transfer Agent”) pursuant to which the Company and Halco jointly and severally agreed to indemnify and hold harmless the Transfer Agent, and Halco agreed to indemnify and hold harmless the Company, against any and all costs, damages, losses, fees, penalties, judgments, taxes or expenses which the Transfer Agent may incur in connection with or arising from three missing share certificates representing approximately 5.5 million aggregate common shares, $0.01 par value, of the Company held by Halco.  The obligations under this agreement were transferred to Trencor when it became the shareholder of the Company’s common stock.

The Company’s personnel assisted Trencor with the conversion of the Company’s financial information from U.S. GAAP to IFRS.  Trencor paid $529 and $125 for these accounting services in 2018 and 2017, respectively.

We have entered into an agreement with LAPCO, now an indirect wholly-owned subsidiary of Trencor, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2018, 2017 and 2016, we received the following fees or commissions from LAPCO: (i) $2,465, $2,329 and $2,282, respectively, in management fees and (ii) $1,111, $666 and $713, respectively, in sales commissions and acquisition fees. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

Transactions with Container Investment Services Limited and Coveham Container Services Limited

A member of our board of directors, Iain Brown, serves as Director and owns 50% of Container Investment Services Limited (“CIS”). CIS is a U.K. company that provided administration and accounting services until

September 2018. In 2018, 2017 and 2016, the Company paid $28, $96, and $63, respectively, to CIS primarily for accounting services provided to the Company’s U.K. entity, Textainer Equipment Management (U.K.) Limited (“TEMUK”). Moreover, Iain Brown also serves as Director and owns 100% of Coveham Container Services Limited (“CCSL”), which is a U.K. company that provides accounting services for TEML starting October 2018.

Transactions with Continental Management Ltd.

A member of our board of directors, Dudley R. Cottingham, was a member of the board of directors of Continental Management Ltd (“Continental”) as of December 31, 2018 and became a consultant effective January 1, 2019. Continental is a Bermuda company that provides corporate representation, administration and management services. In 2018, 2017 and 2016, the Company paid $121, $59, and $60, respectively, to Continental primarily for Bermuda government annual fees and registered office fees.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2018 and 2017 and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

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

In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) the revolving credit facility  of TL, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a minimum tangible net worth level (which level would decrease by the amount of any dividend paid) and a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). Please see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of these covenants. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

In 2014, we began calculating our earnings and profits under U.S. federal income tax principles for purposes of determining whether distributions exceed our current and accumulated earnings and profits. We believe that some or all of our distributions will be treated as a return of capital to our U.S. shareholders and we report each quarter on our website at www.textainer.com whether that quarter’s distribution exceeds our current accumulated earnings and profits. The taxability of the dividends does not impact our corporate tax position. You should consult with a tax advisor to determine the proper tax treatment of these distributions.

B.	Significant Changes

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2018, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
2018	$25.85	$9.30
2017	$23.55	$8.50
2016	$15.72	$7.05
2015	$34.44	$13.48
2014	$39.87	$29.25
Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2018	$13.04	$9.30
Third quarter 2018	$16.20	$12.80
Second quarter 2018	$18.60	$14.45
First quarter 2018	$25.85	$16.30
Fourth quarter 2017	$23.55	$17.50
Third quarter 2017	$17.95	$13.95
Second quarter 2017	$16.40	$9.75
First quarter 2017	$17.30	$8.50
Monthly Highs and Lows (over the most recent six-month period):
February 2019	$13.95	$10.66
January 2019	$13.34	$10.65
December 2018	$11.58	$9.30
November 2018	$12.17	$10.79
October 2018	$13.04	$10.66
September 2018	$14.65	$12.80

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

Trencor, a South African company listed on the JSE, has 47.5% of our issued and outstanding shares as of December 31, 2018. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

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

Taxation of the Companies

Textainer and Non-U.S. Subsidiaries

A non-U.S. corporation deemed to be engaged in a trade or business within the U.S. is subject to U.S. federal income tax on income which is treated as effectively connected with the conduct of that trade or business. Such income tax, if imposed, is based on effectively connected income computed in a manner similar to the manner in which the income of a domestic corporation is computed, except that a foreign corporation will be entitled to deductions and credits for a taxable year only if it timely files a U.S. federal income tax return for that year. In addition, a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its effectively connected earnings and profits, with certain adjustments, deemed repatriated out of the U.S. Currently, the maximum U.S. federal income tax rates are 21% for a corporation’s effectively connected income and 30% for the branch profits tax.

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

U.S. Subsidiaries

Our U.S. subsidiaries are subject to U.S. federal income tax on their worldwide income subject to reduction by allowable foreign tax credits.  Certain foreign sourced income earned by the U.S. subsidiaries may be taxed at a rate lower than 21%.

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

Whenever a reference is made in this Annual Report on Form 20-F to any contract, agreement or other document, the reference may not be complete, and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings.  You can read our SEC filings over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of reports and other information may also be inspected in the offices of the NYSE, 20 Broad Street, New York, New York 10005.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2018, 2017 and 2016 were denominated in U.S. dollars. During 2018, 2017 and 2016, 19%, 25% and 36%, respectively, of our direct container expenses were paid in up to 20 different foreign currencies, respectively. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk. We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized gain (loss) on interest rate swaps, collars and caps, net in the consolidated statements of comprehensive income (loss).

As of December 31, 2018, 2017 and 2016, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of comprehensive income (loss) as unrealized (loss) gain on interest rate swaps, collars and caps, net.

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

The notional amount of the interest rate swap agreements was $987,967 as of December 31, 2018, with expiration dates between February 2019 and January 2023. We receive fixed rates between 0.70% and 2.94% under the interest rate swap agreements. The net fair value asset of these agreements was $1,916 and $7,580 as of December 31, 2018 and 2017, respectively.

The notional amount of the interest rate collar agreements was $0 as of December 31, 2018. The net fair value of these agreements was an asset of $0 and $127 as of December 31, 2018 and 2017, respectively.

The notional amount of the interest rate cap agreements was $240,000 as of December 31, 2018, with expiration dates between June 2019 and August 2021.

Based on the average debt balances and derivative instruments for the year ended December 31, 2018, it is estimated that a 1% increase in interest rates would result in a net increase of $10,363 in interest expense and realized gain on interest rate swaps, collars and caps, net. It would also result in an increase in the fair value of interest rate swaps, collars and caps, net of $16,016.

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

As of December 31, 2018, approximately 94.9% of accounts receivable for our total fleet and 98.4% of the finance lease receivables were from container lessees and customers outside of the U.S. Customers in the PRC (including Hong Kong), Taiwan, Switzerland, France and Singapore accounted for approximately 15.0%, 14.6%, 14.1%, 13.8% and 10.5%, respectively, of our total fleet container lease billings for 2018. Customers in no other country accounted for greater than 10.0% of our total fleet container lease billings for the same period.

An allowance for doubtful accounts of $4,082 has been established against receivables as of December 31, 2018 for our owned fleet. During 2018, receivable write-offs from the allowance for doubtful accounts, net of recoveries, totaled $4,390 for our owned fleet.

For further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

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

A.Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018.

The “disclosure controls and procedures” means our controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we filed or submitted to the SEC, such as this Annual Report on Form 20-F, was (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, it was concluded that, because of the material weakness as described below in B. “Management’s Annual Report on Internal Control Over Financial Reporting”, the disclosure controls and procedures were not effective as of December 31, 2018.

Management fees related to the leasing of containers owned by third-party investors were historically presented in the consolidated financial statements on a “net basis”, but it was determined in 2018 that the revenue and associated expenses should have been presented on a “gross basis”. The management agreements for managed containers were re-evaluated and it was determined these arrangements convey to the Company the right to control the use of the managed fleet, irrespective of ownership and therefore deemed a lease as defined by U.S. generally accepted accounting principles (“U.S. GAAP”) and does not affect or change the legal nature and commercial consequences associated with these management agreements. The containers are deemed to be leased to us from the third party owners who at all times carry the risk and benefits of ownership of the managed containers. The change in the revenue presentation for the managed fleet from “net” to “gross” amounts has no effect on our “net income

(loss)” in the consolidated statements of comprehensive income (loss). In addition, as a result of the lease reclassification, the associated acquisition fees should have been amortized over the term of the management agreement instead of recognized as earned when the containers were sold to the third-party owner. The impact of these changes is described in Note 2 “Immaterial Reclassification and Adjustment of Prior Periods” in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Management, including our Chief Executive Officer and Chief Financial Officer under the oversight of our Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria for effective internal control over financial reporting described in “Internal Control-Integrated Framework (2013),” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our internal control over financial reporting consists of policies and procedures that are designed and operated to provide reasonable assurance about the reliability of our financial reporting and the preparation and fair presentation of financial statements in accordance with U.S. GAAP. A company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

●

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

In connection with the evaluation of internal control over financial reporting for the year ended December 31, 2018, the following deficiency was considered to be a material weakness and therefore it was concluded that at December 31, 2018, internal control over financial reporting was ineffective. A control to re-evaluate and confirm the appropriate accounting for management agreements entered into in prior periods associated with the managed fleet did not exist.  This was due to the risk assessment process not identifying the potential risk of the accounting for these agreements not complying with applicable accounting standards.

As a result of the deficiency, an immaterial restatement of the prior periods consolidated financial statements was recorded as described in Note 2 “Immaterial Reclassification and Adjustment of Prior Periods” in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

All internal control systems and procedures, no matter how well designed, have inherent limitations. Therefore, even those internal control systems and procedures determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our internal control over financial reporting as of December 31, 2018 has been audited by KPMG LLP, an independent registered public accounting firm, who has issued an adverse opinion on the effectiveness of internal control over financial reporting, which is included under Item 18, “Financial Statements” on page F-3 in this Annual Report on Form 20-F.

C.	Changes in Internal Control Over Financial Reporting

Other than the material weakness identified and the remediation described below, there have been no changes in the Company’s internal control over financial reporting that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

D.	Remediation

Management is in the process of remediating the control issue identified above through implementation of a control to reassess prior accounting positions at least annually. We believe that these actions will adequately address the control deficiency and will be considered remediated when management has concluded, through testing, that these controls are operating effectively.

ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with New York Stock Exchange (“NYSE”) rules, we have an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. As a foreign private issuer, we are not required to comply with NYSE requirements that our audit committee has a minimum of three members and that all of our audit committee members satisfy the NYSE’s requirements for independence. Our audit committee has four members, Messrs. Shwiel, Cottingham, Brown and Nurek. Messrs. Shwiel and Cottingham are voting members of the audit committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Messrs. Shwiel and Cottingham are audit committee financial experts. Mr. Shwiel is also the chairman of our board of directors. Mr. Nurek is a director of Trencor and has no voting rights. Mr. Brown is an administrator of LAPCO and has no voting rights. Our board of directors has adopted an audit committee charter effective October 9, 2007.

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

During 2018, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

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

The following is a summary of the fees billed to us by our principal accountants for professional services rendered for 2018 and 2017:

Fee Category	2018 Fees	2017 Fees
Audit Fees	$1,835	$1,766
Audit-Related Fees	173	195
Tax Fees	14	22
Total Fees	$2,022	$1,983

Audit Fees-- Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit fees. Fees for both 2018 and 2017 were related to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees-- Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on the exemption afforded by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. One of the four members of our audit committee (Mr. Nurek) is a director of Trencor and one of the audit committee members (Mr. Brown) is an administrator of LAPCO. Neither Mr. Nurek or Mr.  Brown are voting members nor chairpersons of our audit committee nor one of our executive officers. We believe that such reliance does not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3.

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

•

We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, four of our eight directors are not independent, as that term is defined by the NYSE.

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
•

Under Bermuda law, compensation of executive officers need not be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2015 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors, as required by NYSE standards. The members of our compensation committee are Messrs. Cottingham, Maccarone, Nurek and Shwiel. Mr. Nurek is a director of Trencor. Messrs. Cottingham, Maccarone and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a compensation committee charter.

•

We have established an audit committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit committee has four members, Messrs. Cottingham, Nurek, Brown and Shwiel. Messrs. Cottingham and Shwiel are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. Mr. Nurek is a director of Trencor and has no voting rights on the audit committee. Mr. Brown is an administrator of LAPCO and has no voting rights on the audit committee. Our board of directors has also adopted an audit committee charter.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has five members, Messrs. Cottingham, Maccarone, Nurek, Van der Merwe and Shwiel. Messrs. Cottingham, Maccarone and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a nominating and governance committee charter.

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

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes and financial statement schedules I to II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 22, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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
March 22, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Textainer Group Holdings Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Textainer Group Holdings Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedules I to II (collectively, the “consolidated financial statements”), and our report dated March 22, 2019 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the absence of a control to re-evaluate and confirm the appropriate accounting for management agreements entered into in prior periods associated with the managed fleet has been identified and included in management’s assessment. This was due to the risk assessment process not identifying the potential risk of the accounting for these agreements not complying with applicable accounting standards. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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
March 22, 2019

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2018, 2017 and 2016

(All currency expressed in United States dollars in thousands, except per share amounts)

	2018	2017	2016
Revenues:
Lease rental income - owned fleet	$501,362	$444,888	$460,427
Lease rental income - managed fleet (1)	111,342	104,566	105,511
Lease rental income	612,704	549,454	565,938

Management fees - non-leasing (2)	8,529	7,146	5,937

Trading container sales proceeds (2)	19,568	4,758	15,628
Cost of trading containers sold (2)	(16,118)	(3,302)	(15,904)
Trading container margin	3,450	1,456	(276)

Gain on sale of owned fleet containers, net	36,071	26,210	6,761

Operating expenses:
Direct container expense - owned fleet	58,813	60,321	62,596
Distribution to managed fleet owners (1)	102,992	96,718	98,028
Depreciation expense	235,705	231,043	236,144
Container impairment	26,775	8,072	94,623
Amortization expense	3,721	4,092	5,053
General and administrative expense (2)	44,317	39,677	34,540
Bad debt expense, net	2,697	477	21,166
Gain on insurance recovery	(8,692)	—	—
Total operating expenses	466,328	440,400	552,150
Income from operations	194,426	143,866	26,210
Other (expense) income:
Interest expense	(138,427)	(117,475)	(85,215)
Write-off of unamortized deferred debt issuance costs and bond discounts	(881)	(7,550)	—
Interest income	1,709	613	408
Realized gain (loss) on interest rate swaps, collars and caps, net	5,238	(1,191)	(8,928)
Unrealized (loss) gain on interest rate swaps, collars and caps, net	(5,790)	4,094	6,210
Other, net	—	3	(8)
Net other expense	(138,151)	(121,506)	(87,533)
Income (loss) before income tax and noncontrolling interests	56,275	22,360	(61,323)
Income tax (expense) benefit, net	(2,025)	(1,618)	3,447
Net income (loss)	54,250	20,742	(57,876)
Less: Net (income) loss attributable to the noncontrolling interests	(3,872)	(1,377)	5,393
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$50,378	$19,365	$(52,483)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.88	$0.34	$(0.93)
Diluted	$0.88	$0.34	$(0.93)
Weighted average shares outstanding (in thousands):
Basic	57,200	56,845	56,608
Diluted	57,487	57,159	56,608
Other comprehensive income (loss):
Foreign currency translation adjustments	(127)	207	(233)
Comprehensive income (loss)	54,123	20,949	(58,109)
Comprehensive (income) loss attributable to the noncontrolling interest	(3,872)	(1,377)	5,393
Comprehensive income (loss) attributable to Textainer Group Holdings Limited common shareholders	$50,251	$19,572	$(52,716)

(1)    Certain amounts for the years ended December 31, 2017 and 2016 have been reclassified to present the gross amounts of lease rental income and expenses for the managed fleet instead of the net presentation (see Note 2 “Immaterial Reclassification and Adjustment of Prior Periods”).

(2)  Amounts for the years ended December 31, 2017 and 2016 have been reclassified to conform with 2018 presentation (see Note 1 (t) “Reclassifications and Changes in Presentation”).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2018 and 2017

(All currency expressed in United States dollars in thousands)

	2018	2017
Assets
Current assets:
Cash and cash equivalents	137,298	$137,894
Accounts receivable, net of allowance for doubtful accounts of $4,082 and $5,775 in 2018 and 2017, respectively	110,222	78,312
Net investment in direct financing and sales-type leases	39,270	56,959
Trading containers	40,852	10,752
Containers held for sale	21,874	22,089
Prepaid expenses and other current assets	12,855	12,243
Insurance receivable	9,814	15,909
Due from affiliates, net	1,692	1,134
Total current assets	373,877	335,292
Restricted cash	87,630	99,675
Containers, net of accumulated depreciation of $1,322,221 and $1,172,355 at 2018 and 2017, respectively	4,134,016	3,791,610
Net investment in direct financing and sales-type leases	127,790	125,665
Fixed assets, net of accumulated depreciation of $11,525 and $10,788 at 2018 and 2017, respectively	2,066	2,151
Intangible assets, net of accumulated amortization of $43,266 and $44,279 at 2018 and 2017, respectively	7,384	11,105
Interest rate swaps, collars and caps	5,555	7,787
Deferred taxes	2,087	1,563
Other assets	3,891	5,494
Total assets	$4,744,296	$4,380,342
Liabilities and Equity
Current liabilities:
Accounts payable	$5,151	$6,867
Accrued expenses (1)	20,023	17,610
Container contracts payable	42,710	131,087
Other liabilities	219	235
Due to owners, net	8,322	11,131
Debt, net of unamortized deferred financing costs of $5,738 and $3,989 at 2018 and 2017, respectively	191,689	233,681
Total current liabilities	268,114	400,611
Debt, net of unamortized deferred financing costs of $22,248 and $20,045 at 2018 and 2017, respectively	3,218,138	2,756,627
Interest rate swaps, collars and caps	3,639	81
Income tax payable	9,570	9,081
Deferred taxes	7,039	5,881
Other liabilities	1,805	2,024
Total liabilities	3,508,305	3,174,305
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,032,164 shares issued and 57,402,164 shares outstanding at 2018; 57,727,220 shares issued and 57,097,220 shares outstanding at 2017	581	578
Additional paid-in capital	406,083	397,821
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive loss	(436)	(309)
Retained earnings (1)	809,734	759,356
Total Textainer Group Holdings Limited shareholders’ equity	1,206,813	1,148,297
Noncontrolling interest	29,178	57,740
Total equity	1,235,991	1,206,037
Total liabilities and equity	$4,744,296	$4,380,342

(1)

Certain amounts as of December 31, 2017 have been adjusted to defer acquisition fees of the managed fleet as earned over the deemed lease term (see Note 2 “Immaterial Reclassification and Adjustment of Prior Periods”).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2018, 2017 and 2016

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders' Equity
						Accumulated		Total
					Additional	other		Textainer Group
	Common shares		Treasury shares		paid-in	comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	capital	income (loss)	earnings	shareholders' equity	interest	equity
Balances, December 31, 2015 (1)	57,163,095	$572	(630,000)	$(9,149)	$385,020	$(283)	$821,228	$1,197,388	$64,252	$1,261,640
Dividends to shareholders ($0.51 per common share)	—	—	—	—	—	—	(28,754)	(28,754)	—	(28,754)
Restricted share units vested	254,024	3	—	—	(3)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	6,573	—	—	6,573	—	6,573
Net tax benefit from share options exercised and restricted share units vested	—	—	—	—	(810)	—	—	(810)	—	(810)
Comprehensive loss:
Net loss attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	(52,483)	(52,483)	—	(52,483)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	(5,393)	(5,393)
Foreign currency translation adjustments	—	—	—	—	—	(233)	—	(233)	—	(233)
Total comprehensive loss										(58,109)
Balances, December 31, 2016 (1)	57,417,119	575	(630,000)	(9,149)	390,780	(516)	739,991	1,121,681	58,859	1,180,540
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(2,496)	(2,496)
Restricted share units vested	244,633	2	—	—	(2)	—	—	—	—	—
Exercise of share options	65,468	1	—	—	960	—	—	961	—	961
Share-based compensation expense	—	—	—	—	6,083	—	—	6,083	—	6,083
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	19,365	19,365	—	19,365
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,377	1,377
Foreign currency translation adjustments	—	—	—	—	—	207	—	207	—	207
Total comprehensive income										20,949
Balances, December 31, 2017 (1)	57,727,220	578	(630,000)	(9,149)	397,821	(309)	759,356	1,148,297	57,740	1,206,037
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(1,996)	(1,996)
Restricted share units vested	289,685	3	—	—	(3)	—	—	—	—	—
Exercise of share options	15,259	—	—	—	130	—		130	—	130
Share-based compensation expense	—	—	—	—	7,355	—	—	7,355	—	7,355
TW Container Leasing, Ltd. capital restructuring	—	—	—	—	780	—	—	780	(30,438)	(29,658)
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	50,378	50,378	—	50,378
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	3,872	3,872
Foreign currency translation adjustments	—	—	—	—	—	(127)	—	(127)	—	(127)
Total comprehensive income										54,123
Balances, December 31, 2018	58,032,164	$581	(630,000)	$(9,149)	$406,083	$(436)	$809,734	$1,206,813	$29,178	$1,235,991
(1)

Certain amounts for the years ended December 31, 2017, 2016 and 2015 have been adjusted to defer acquisition fees of the managed fleet as earned over the deemed lease term (see Note 2 “Immaterial Reclassification and Adjustment of Prior Periods”).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2018, 2017 and 2016

(All currency expressed in United States dollars in thousands)

	2018	2017	2016
Cash flows from operating activities:
Net income (loss)	$54,250	$20,742	$(57,876)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	235,705	231,043	236,144
Container impairment	26,775	8,072	94,623
Bad debt expense, net	2,697	477	21,166
Unrealized loss (gain) on interest rate swaps, collars and caps, net	5,790	(4,094)	(6,210)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	9,531	20,814	9,704
Amortization of intangible assets	3,721	4,092	5,053
Gain on sale of owned fleet containers, net	(36,071)	(26,210)	(6,761)
Gain on insurance recovery	(8,692)	—	—
Share-based compensation expense	7,355	6,083	6,573
Decrease (increase) in:
Accounts receivable, net	(30,604)	(6,672)	(11,935)
Trading containers, net	(30,100)	(6,389)	468
Prepaid expenses and other current assets	(612)	1,463	1,902
Insurance receivable	12,738	8,670	(20,072)
Due from affiliates, net	(558)	(265)	(354)
Other assets	1,603	2,581	(1,088)
Increase (decrease) in:
Accounts payable	(1,716)	(5,193)	1,583
Accrued expenses	2,381	3,556	2,905
Deferred revenue and other liabilities	(235)	(265)	(290)
Due to owners, net	(2,809)	(7,001)	6,326
Long-term income tax payable	489	5	398
Deferred taxes, net	634	(534)	(4,365)
Total adjustments	198,022	230,233	335,770
Net cash provided by operating activities	252,272	250,975	277,894
Cash flows from investing activities:
Purchase of containers and fixed assets	(854,383)	(300,125)	(505,528)
Payment for TW Container Leasing, Ltd. capital restructuring	(29,658)	—	—
Proceeds from sale of containers and fixed assets	147,254	135,299	126,560
Receipt of payments on direct financing and sales-type leases, net of income earned	63,847	66,846	90,343
Insurance proceeds received for unrecoverable containers	—	12,616	8,195
Net cash used in investing activities	(672,940)	(85,364)	(280,430)
Cash flows from financing activities:
Proceeds from debt	2,029,025	1,729,580	582,500
Principal payments on debt	(1,608,753)	(1,770,715)	(551,586)
Debt issuance costs	(10,252)	(27,702)	(5,969)
Issuance of common shares upon exercise of share options	130	961	—
Net tax benefit from share-based compensation awards	—	—	(810)
Dividends paid to noncontrolling interest	(1,996)	(2,496)	—
Dividends paid to shareholders	—	—	(28,754)
Net cash provided by (used in) financing activities	408,154	(70,372)	(4,619)
Effect of exchange rate changes	(127)	207	(233)
Net (decrease) increase in cash, cash equivalents and restricted cash	(12,641)	95,446	(7,388)
Cash, cash equivalents and restricted cash, beginning of the year	237,569	142,123	149,511
Cash, cash equivalents and restricted cash, end of the year	$224,928	$237,569	$142,123
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest expense and realized loss on interest rate swaps, collars and caps, net	$123,581	$105,322	$83,881
Net income taxes paid	$1,138	$925	$1,503
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(88,377)	$119,097	$(29,366)
Containers placed in direct financing and sales-type leases	$53,859	$9,378	$101,354
Decrease in insurance receivable due to a decrease in estimated unrecoverable containers	$2,049	$7,546	$—

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018, 2017, and 2016

(All currency expressed in U.S. dollars in thousands, except per share amounts)

(1) Nature of Business and Summary of Significant Accounting Policies

(a)	Nature of Operations

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners’ (the “Owners”) container fleets.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale.  These activities are described below (also see Note 13 “Segment Information”).

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include refrigerated and other special-purpose containers. These owned containers are financed through retained earnings; revolving credit facilities, secured debt facilities and a term loan provided by banks; bonds payable to investors; and a public offering of TGH’s common shares. Expenses related to lease rental income of owned fleet primarily include direct container expenses, depreciation expense, container impairment and interest expense.

Container Management

The Company manages, on a worldwide basis, a fleet of containers for and on behalf of the Owners.

All rental operations are conducted worldwide in the name of the Company who, as agent for the Owners, acquires and sells containers, enters into leasing agreements and depot service agreements, bills and collects lease rentals from the lessees, disburses funds to depots for container handling, and remits net amounts, less management fees and commissions, to the Owners. Customer accounts receivable, fixed assets, and vendor payables arising from direct container operations of the Owners’ fleet have been excluded from the Company’s consolidated balance sheets.

Fees earned by the Company under the management agreements are typically a percentage of net operating income of each Owner’s fleet and consist of fees for services related to the management of the containers, sales commissions and net acquisition fees earned on the acquisition of containers. Expenses related to the operation of the managed containers include storage, handling, repairs, repositioning, agent, insurance expense general and administrative expense.

The management agreements with the Owners convey to the Company the right to control the use of the managed containers, therefore meeting the definition of a lease. The management agreements have accordingly be deemed to be leases under the guidance of FASB Accounting Standards Codification 840, Leases (“ASC 840”) and lease rental income and expenses arising from the operation of the managed fleet are therefore presented at a gross basis, whereby revenue billed to shipping lines and expenses incurred and distributions to the owners of the managed fleet are presented in the Company’s consolidated statements of comprehensive income (loss).

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

The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) or a voting interest entity (“VME”). If it is determined that the Company does not have a variable interest in the entity, no further analysis is required, and the Company does not consolidate the entity.

TAP Funding

On December 20, 2012, the Company’s wholly-owned subsidiary, Textainer Limited (“TL”), purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) from TAP Ltd. (“TAP”). Both before and after this purchase, TAP Funding leases containers to lessees under operating, direct financing and sales-type leases. TAP is governed by members and management agreements and the Company’s wholly-owned subsidiary, Textainer Equipment Management Limited (“TEML”), manages all of TAP Funding’s containers, making day-to-day decisions regarding the marketing, servicing and design of TAP Funding’s leases.  TL’s purchase of a majority ownership of TAP Funding’s common shares allowed the Company to increase the size of its owned fleet at an attractive price.  Under TAP Funding’s members agreement, TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding.  As common shareholders, TL has two voting rights and TAP has one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings and the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. In addition, TL has an option to purchase the remaining outstanding common shares of TAP Funding held by TAP during the period beginning January 1, 2023 and through December 31, 2024 for a purchase price equal to the equity carrying value of TAP Funding plus 6% of TAP’s percentage ownership interest in TAP Funding minus the sum of any and all U.S. federal, state and local taxes of any nature that would be recognized by TL if TAP Funding was liquidated by TL immediately after TL purchased its shares.

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

TWCL

The Company had a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), between TL and Wells Fargo Container Corp. (“WFC”). TL owned 25% and WFC owned 75% of the common shares and related voting rights of TW. The purpose of TW was to lease containers to lessees under direct financing leases. TW was governed by members, credit and management agreements. Under the management agreement, TEML managed all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases. TL also had two seats and WFC had six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. In October 2018, TL entered into an agreement to purchase 75% of the total outstanding common shares of TW from WFC for a cash consideration of $29,658. After the acquisition, TW became a wholly-owned subsidiary of TL. The Company accounted for this equity transaction as a reduction in the related noncontrolling interest.

Prior to the capital restructuring, the Company had determined that it had a variable interest in TW and that TW was a VIE. The Company consolidated TW as the Company had determined that it was the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager of the vehicle, namely that the Company had the power to direct the activities of TW that most significantly impact TW’s economic performance. After the capital restructuring which was effective on October 1, 2018, TW became a wholly-owned subsidiary or a VME of TL. Therefore, the Company retains its controlling financial interest and continues to include TW’s financial statements in its consolidated financial statements. As a result of the capital restructuring, TL acquired the noncontrolling interest (“NCI”) in TW which was reduced by $30,438 and the difference between the carrying value of the NCI and the cash consideration was recognized as an increase in additional paid-in capital (“APIC”) by $780.

Changes in the Company’s shareholder’s equity resulting from changes in its ownership interest in TW for the years ended December 31, 2018, 2017 and 2016 were as follows:

	2018	2017	2016
Net income (loss) attributable to TGH common shareholders	$50,378	$19,365	$(52,483)
Transfers from the noncontrolling interest:
Increase in TGH’s APIC for TW capital restructuring	780	—	—
Changes from net income (loss) attributable to TGH common shareholders and transfers from noncontrolling interest	$51,158	$19,365	$(52,483)

Prior to the capital restructuring, the equity previously owned by WFC in TW was shown as a noncontrolling interest on the Company’s consolidated balance sheet as of December 31, 2017. After the capital restructuring, there is no noncontrolling interest in TW on the Company’s consolidated balance sheet as of December 31, 2018. The net income attributable to the noncontrolling interests’ operations for the period ending September 30, 2018, and for the year ending December 31, 2017 and 2016, are shown as net income attributable to the noncontrolling interests on the Company’s consolidated statements of comprehensive income (loss).

Under a credit agreement with Wells Fargo Bank, N.A. (“WFB”), TW had a credit facility which was terminated prior to its scheduled maturity and the unpaid debt amount of $65,269 was fully repaid in November 2018. (see Note 12 “Debt and Derivative Instruments”).

Managed Containers

The Company enters into container management agreements with Owners or third-party investors. The fees earned by the Company for managing container portfolios on behalf of Owners are commensurate with the level of effort required to provide those management services and the Company does not have the obligation to absorb losses or the right to receive benefits that may be significant to the Owners. As such, the Company is not the primary beneficiary and does not consolidate the Owners. Managed containers which are owned by Owners are not assets of the Company and are not included in the consolidated financial statements. (see Note 1(a) “Nature of Operations”).

Owned Containers

The majority of the container equipment included in the accompanying consolidated financial statements is owned by TL, Textainer Marine Containers II Limited (“TMCL II”), Textainer Marine Containers V Limited (“TMCL V”), Textainer Marine Containers VI Limited (“TMCL VI”) and Textainer Marine Containers VII Limited (“TMCL VII”), all Bermuda companies and all of which were wholly-owned subsidiaries of the Company as of December 31, 2018.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 14 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets reported within the consolidated balance sheets.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2018	2017	2016
Cash and cash equivalents	$137,298	$137,894	$84,045
Restricted cash included in long-term assets	87,630	99,675	58,078
Cash, cash equivalents and restricted cash, end of period	$224,928	$237,569	$142,123

(d)	Intangible Assets

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

(e)	Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This updated standard replaced all current U.S. GAAP guidance on this topic and eliminated industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard only applies to sales of equipment portfolios, dispositions of used equipment and management service agreements. The guidance defines a five-step process to achieve the core principle of ASU 2014-09, which is to recognize revenues when promised goods or services are transferred to customers in amounts that reflect the consideration to which an entity expects to be entitled for those goods or services.

The Company adopted the updated revenue standards on the effective date of January 1, 2018 using the modified retrospective method. The adoption of ASU 2014-09 did not have an impact on the timing of revenue recognition or on its consolidated financial statements and related disclosures. The Company did not record a cumulative adjustment related to the adoption of ASU 2014-09. The components of the Company’s revenue as presented in the consolidated statements of comprehensive income (loss) and in Note 13 “Segment Information” are as follows:

Lease Rental Income

Leasing income arises principally from the renting of containers to various international shipping lines. Total fleet lease rental income, as reported in the consolidated statements of comprehensive income (loss), includes the entire rental fee collected from the lessee, including rental fees for the managed fleet as the management agreements with the owners convey to the Company the right to control the use of the managed containers. See Note 2 “Immaterial Reclassification and Adjustment of Prior Periods” and Note 5 “Revenue from Managed Container Fleet”.

Revenue is recorded when earned according to the terms of the container rental contracts with customers. These contracts are typically for terms of five or more years and are generally classified as operating leases. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. Lease rental income comprises daily per diem rental charges due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan.

Under long-term lease agreements, containers are usually leased from the Company for periods of five or more years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease.

Under direct financing and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life and ordinarily provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease.

Gain on sale of owned fleet containers, net, also includes gains and losses recognized at the inception of sales-type leases, representing the excess of the estimated fair value of containers placed on sales-type leases over their book value.

The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates.  The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for all container fleet as of December 31, 2018:

	Owned	Managed	Total
Year ending December 31:
2019	$303,624	$53,084	$356,708
2020	227,222	33,381	260,603
2021	174,630	23,280	197,910
2022	133,234	10,123	143,357
2023 and thereafter	258,822	23,465	282,287
Total future minimum lease payments receivable	$1,097,532	$143,333	$1,240,865

Management Fee Revenue

Under the Company’s management service agreements with third-party container investors or Owners, fees are earned for the acquisition and disposition of containers under management. The Company’s net acquisition fees and sales commissions, which are presented as management fees from non-leasing services in the consolidated statements of comprehensive income (loss), are generally calculated as a fixed percentage of the cost of the managed containers purchased and the proceeds from the sale of managed containers, respectively. Acquisition fees from purchases of containers for managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term (see Note 2 “Immaterial Reclassification and Adjustment of Prior Periods”).

Container Resale Revenue

The Company’s trading container sales proceeds revenue arise from the resale of used containers to a wide variety of buyers. The related expenses represent the cost of trading containers sold as well as other selling costs that are recognized as incurred. The Company also generally sells containers at the end of their useful lives or when it is financially attractive to do so. The gain on sale of owned fleet containers is the excess of the sale price over the carrying value for these units at the time of sale. Revenue is recorded at a point in time following the transfer of control of the containers to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured.

Allowance for Doubtful Accounts

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

Accounts receivables are generally written off after an analysis is completed which indicates that collection of the full balance is remote. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance is intended to provide for losses inherent in the owned fleet’s accounts receivable and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things.

(f)	Direct Container Expenses – Owned Fleet

Direct container expense represents the operating costs arising from the containers owned by the Company and includes storage, handling, maintenance and repair, repositioning, agent, insurance expense and repair and recovery costs for problem lessees. These costs are recognized when incurred.

(g)	Distribution to Managed Fleet Owners

Our distribution amounts to Owners for the managed fleet includes the net operating income of each Owner’s fleet, reduced by the management fees earned and retained by the Company. This amount also includes expenses related to the operation of the managed containers which are presented on a gross basis in the consolidated statements of comprehensive income (loss). Expenses related to the opeastion of the managed containers such as storage, handling, repairs, repositioning, agent, insurance expense and general and administrative expenses are recognized when incurred.

(h)	Trading Containers and Containers Held for Resale

The Company, through one or more of its subsidiaries, buys trading containers for resale, which are valued at the lower of cost or fair value. The cost of trading containers sold is specifically identified.

In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less cost to sell. The fair value was estimated based on recent gross sales proceeds for sales of similar containers.

(i)	Foreign Currencies

A functional currency is determined for each of the Company’s entities based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency is the U.S. dollar, excluding its foreign subsidiaries Textainer Equipment Management (United Kingdom) Limited and Textainer Equipment Management (Singapore) Pte Ltd. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains or losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange gains or losses, reported in direct container expense in the consolidated statements of comprehensive income (loss) were $(1,085), $(156), and $188 for the years ended December 31, 2018, 2017 and 2016, respectively. For consolidation purposes, the financial statements are translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income (loss).

(j)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the Company’s owned containers from the manufacturer to the containers’ first destined port. Containers are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The Company evaluates the estimated residual values and remaining estimated useful lives on a regular basis to determine whether a change in its estimates of useful lives and residual values is warranted.

After the Company performed its regular depreciation policy review during the third quarter of 2018, the Company concluded that, beginning July 1, 2018, an increase in the estimated future residual value of its 40’ high cube dry containers and a decrease in the estimated future residual value of its 40’ high cube refrigerated containers, as shown in the below table of the Company’s useful lives and residual values estimates, was appropriate. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates. The net effect of these changes was a decrease in depreciation expense of $132 for the year ended December 31, 2018.

After the Company performed its regular depreciation policy review during the third quarter of 2017, the Company concluded that, beginning July 1, 2017, an increase in the estimated future residual value of its 20’ dry containers, 40’ dry containers and 40’ high cube dry containers, as shown in the below table of the Company’s useful lives and residual values estimates, was appropriate. Depreciation expense may fluctuate in future periods based on changes to these estimates. The net effect of these changes was a decrease in depreciation expense of $7,104 for the year ended December 31, 2017.

The Company estimates the useful lives and residual values of its containers to be as follows:

	Effective July 1, 2018		July 1, 2017 through June 30, 2018		January 1, 2017 through June 30, 2017
	Estimated useful	Residual	Estimated useful	Residual	Estimated useful	Residual
	life (years)	Value	life (years)	Value	life (years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$1,000	13	$1,000	13	$950
40'	14	$1,200	14	$1,200	14	$1,150
40' high cube	13	$1,400	13	$1,350	13	$1,300
45' high cube dry van	13	$1,500	13	$1,500	13	$1,500
Refrigerated containers:
20'	12	$2,750	12	$2,750	12	$2,750
20' high cube	12	$2,049	12	$2,049	12	$2,049
40' high cube	12	$4,000	12	$4,500	12	$4,500
Open top and flat rack containers:
20' folding flat rack	15	$1,300	15	$1,300	15	$1,300
40' folding flat rack	16	$1,700	16	$1,700	16	$1,700
20' open top	15	$1,500	15	$1,500	15	$1,500
40' open top	14	$2,500	14	$2,500	14	$2,500
Tank containers	20	10% of cost	20	10% of cost	20	10% of cost

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of December 31, 2018 and 2017 were as follows:

	2018			2017
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,632,927	$(381,929)	$1,250,998	$1,497,557	$(347,910)	$1,149,647
40'	191,354	(69,463)	121,891	223,916	(75,610)	148,306
40' high cube	2,376,975	(540,349)	1,836,626	2,043,253	(476,238)	1,567,015
45' high cube dry van	29,305	(10,034)	19,271	29,010	(8,494)	20,516
Refrigerated containers:
20'	20,883	(6,153)	14,730	24,062	(5,394)	18,668
20' high cube	5,148	(2,714)	2,434	5,139	(2,327)	2,812
40' high cube	1,030,078	(279,661)	750,417	1,002,843	(229,465)	773,378
Open top and flat rack containers:
20' folding flat	16,641	(4,068)	12,573	16,595	(3,525)	13,070
40' folding flat	46,182	(16,052)	30,130	43,334	(14,394)	28,940
20' open top	13,152	(1,419)	11,733	10,837	(1,237)	9,600
40' open top	27,629	(5,086)	22,543	26,690	(4,469)	22,221
Tank containers	65,963	(5,293)	60,670	40,729	(3,292)	37,437
	$5,456,237	$(1,322,221)	$4,134,016	$4,963,965	$(1,172,355)	$3,791,610

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

Impairment of Container Rental Equipment and Containers Held for Sale

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment on the Company’s leasing equipment for the years ended December 31, 2018, 2017 and 2016. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company evaluates the recoverability of the recorded amounts of containers that are unlikely to be recovered from lessees in default. The Company also records impairments to write-down the value of containers held for sale to their estimated fair value less cost to sell. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation is removed, and any resulting gain or loss is recognized. Any subsequent increase in fair value less cost to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized.

The Company recorded the following impairments that are included in container impairment in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Impairment to write down the value of containers held for sale to their estimated fair value less cost to sell	$14,872	$15,475	$66,455
Impairment on containers from a bankrupt customer in 2016 and customer that became insolvent in 2015	—	—	22,961
Impairment for containers that were unlikely to be recovered from lessees in default (see Note 3 "Insurance Receivable and Impairment")	12,980	3,822	5,207
Reversal of previously recorded impairments on containers held for sale due to rising used container prices during the year	(1,077)	(11,225)	—
Container impairment	$26,775	$8,072	$94,623

During the years ended December 31, 2018, 2017 and 2016, the Company recorded the following net gain on sale of containers, included in gain on sale of owned fleet containers, net in the consolidated statements of comprehensive income (loss):

	2018		2017		2016
	Units	Amount	Units	Amount	Units	Amount
Gain on sale of previously written down owned fleet containers, net	28,291	$14,563	56,862	$18,662	118,071	$9,151
Gain (loss) on sale of owned fleet containers not written down, net	79,119	21,508	55,505	7,548	20,319	(2,390)
Gain on sale of owned fleet containers, net	107,410	$36,071	112,367	$26,210	138,390	$6,761

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

Debt issuance costs are amortized using the interest rate method and the straight-line method over the general terms of the related fixed principal payment debt and the related revolving debt facilities, respectively, and the amortization is recorded in the consolidated statements of comprehensive income (loss) as interest expense.  In 2018, 2017 and 2016, debt issuance costs of $10,285, $27,702 and $5,969, respectively, were capitalized and amortization of debt issuance costs of $8,400, $13,201 and $9,465, respectively, were recorded in interest expense.

When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity with any of the Company’s lenders is immediately written-off and recorded in write-off of unamortized deferred debt issuance costs and bond discounts. In 2018, write-off of unamortized deferred debt issuance costs and bond discounts included $529 and $352 of write-offs of unamortized debt issuance costs related to the amendment of the TL Revolving Credit Facility and the termination of the TL Term Loan, respectively, (see Note 12 “Debt and Derivative Instruments”).  In 2017, write-off of unamortized deferred debt issuance costs and bond discounts included $238, $6,516 and $84 of write-offs of unamortized debt issuance costs related to the amendment of TMCL II’s Secured Debt Facility, the redemption of TMCL III’s 2013-1 Bonds, 2014-1 Bonds, the termination of TMCL III’s 2017-A Notes and the amendment of TAP Funding’s Secured Debt Facility, respectively, (see Note 12 “Debt and Derivative Instruments”). No unamortized debt issuance costs were written-off during the year ended December 31, 2016.

(m)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. During 2018, 2017 and 2016, $11,141 or

19%, $15,143 or 25%, and $22,642 or 36%, respectively, of the Company’s direct container expenses – owned fleet were paid in up to 20 different foreign currencies. In accordance with its policy, the Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

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

Except for the lessees noted in the tables below, no other single lessee made up greater than 10% of the Company’s lease rental income from its owned fleet during the years ended December 31, 2018, 2017 and 2016, as well, there is no other single lessee that accounted for more than 10% of the Company’s gross accounts receivable as of December 31, 2018 and 2017:

Lease Rental Income - owned fleet	2018	2017	2016
Customer A	14.0%	14.4%	12.0%
Customer B	13.4%	13.6%	14.0%

Gross Accounts Receivable	2018	2017
Customer B	21.3%	12.9%
Customer A	10.7%	13.1%

Total fleet lease rental income, as reported in the consolidated statements of comprehensive income (loss), comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the table below, no other single lessee accounted for more than 10% of the Company’s total fleet lease rental income in 2018, 2017 and 2016:

Total Fleet Lease Rental Income	2018	2017	2016
Customer A	13.7%	14.6%	12.9%
Customer B	13.4%	13.9%	14.6%

The Company currently has containers on-hire to approximately 250 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers to freight forwarding companies and the U.S. Military. The Company’s five largest container lessees accounted for approximately 49.5%, 49.5% and 48.1% of the Company’s total fleet leasing billings in 2018, 2017 and 2016, respectively. During 2018, 2017 and 2016, revenue from the Company’s 20 largest container lessees by lease billings represented 82.8%, 80.0% and 78.9% of the Company’s total fleet container lease billings, respectively.  A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition.

As of December 31, 2018, and 2017, approximately 94.9% and 94.4%, respectively, of the Company’ accounts receivable for its total fleet were from container lessees and customers outside of the U.S. As of December 31, 2018 and 2017, approximately 98.4% and 98.0%, respectively, of the Company’s finance lease receivables for its total fleet were from container lessees and customers outside of the U.S. Except for the countries outside of the U.S. noted in the table below, customers in no other single country made up greater than 10% of the Company’s total fleet container lease billings during 2018, 2017 and 2016.

Country	2018	2017	2016
People's Republic of China	15.0%	14.4%	14.1%
Taiwan	14.6%	13.9%	12.2%
Switzerland	14.1%	15.1%	13.4%
France	13.8%	14.4%	15.3%
Singapore	10.5%	10.9%	8.7%

(n)	Derivative Instruments

The Company has entered into various interest rate swap, collar and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized gain (loss) on interest rate swaps, collars and caps, net in the consolidated statements of comprehensive income (loss).

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of comprehensive income (loss) as unrealized (loss) gain on interest rate swaps, collars and caps, net.

(o)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2015 Share Incentive Plan (the “2015 Plan”), amended and restated from the 2007 Share Incentive Plan (the “2007 Plan”) on May 21, 2015, on the grant date.  The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of comprehensive income (loss) as part of general and administrative expenses.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units.  Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.  Share-based compensation expense of $7,355, $6,083 and $6,573 was recorded during 2018, 2017 and 2016, respectively, for share options and restricted share units awarded to employees under the 2015 Plan. Share-based compensation expense of $6,746, $5,499 and $5,987 was presented as a part of general and administrative expenses, and the remaining balance was presented as a part of distribution to managed fleet owners during 2018, 2017 and 2016, respectively.

(p)	Comprehensive Income

The Company discloses the effect of its foreign currency translation adjustment as a component of other comprehensive income (loss) in the Company’s consolidated statements of comprehensive income (loss).

(q)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes and accruals.

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

(r)	Net Income (Loss) Attributable to Textainer Group Holdings Limited Common Shareholders Per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Potentially dilutive share options and restricted share units that were anti-dilutive under the treasury stock method were excluded from the computation of diluted EPS. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS during 2018, 2017 and 2016 is presented as follows:

Share amounts in thousands	2018	2017	2016
Numerator:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$50,378	$19,365	$(52,483)
Denominator:
Weighted average common shares outstanding-- basic	57,200	56,845	56,608
Dilutive share options and restricted share units	287	314	—
Weighted average common shares outstanding-- diluted	57,487	57,159	56,608
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.88	$0.34	$(0.93)
Diluted	$0.88	$0.34	$(0.93)

Anti-dilutive share options and restricted share units, excluded from the computation of diluted EPS because they were anti-dilutive	1,232	1,164	1,361

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

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2018
Assets
Interest rate swaps, collars and caps	$—	$5,555	$—
Total	$—	$5,555	$—
Liabilities
Interest rate swaps, collars and caps	$—	$3,639	$—
Total	$—	$3,639	$—
December 31, 2017
Assets
Interest rate swaps, collars and caps	$—	$7,787	$—
Total	$—	$7,787	$—
Liabilities
Interest rate swaps, collars and caps	$—	$81	$—
Total	$—	$81	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2018 and 2017:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Years Ended December 31, 2018 and 2017
	(Level 1)	(Level 2)	(Level 3)	Total Impairments (2)
December 31, 2018
Assets
Containers held for sale (1)	$—	$10,898	$—	$14,872
Total	$—	$10,898	$—	$14,872
December 31, 2017
Assets
Containers held for sale (1)	$—	$8,984	$—	$15,475
Total	$—	$8,984	$—	$15,475

(1)

Represents the carrying value of containers included in containers held for sale in the consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

(2)	Included in container impairment in the accompanying consolidated statements of comprehensive income (loss).

Fair Value of Derivative Instruments

The Company measures the fair value of its interest rate swap, collar and cap agreements using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach.  This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $5,555 and $3,639, respectively, as of December 31, 2018 and a fair value asset and a fair value liability of $7,787 and $81, respectively, as of December 31, 2017, which are inclusive of counterparty risk. The credit valuation adjustment was determined to be $49 (which was an addition to the net fair value) and $31 (which was a reduction to the net fair value) as of December 31, 2018 and 2017, respectively. The change in fair value during 2018, 2017 and 2016 of $(5,790), $4,094 and $6,210, respectively, was recorded in the consolidated statements of comprehensive income (loss) as unrealized (loss) gain on interest rate swaps, collars and caps, net.

Fair Value of Containers Held for Sale

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. At December 31, 2018 and 2017, the carrying value of 8,409 and 7,325 containers identified for sale were net of impairment charges of $5,129 and $4,362, respectively. The net carrying value of these containers identified for sale amounted to $10,898 and $8,984 as of December 31, 2018 and 2017, respectively, and is included in containers held for sale in the consolidated balance sheets. The Company recorded impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value less cost to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized.

Fair Value of Other Assets and Liabilities

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At December 31, 2018 and 2017, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $167,758 and $183,305 at December 31, 2018 and 2017, respectively, compared to book values of $167,060 and $182,624 at December 31, 2018 and 2017, respectively. The fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $3,149,755 and $2,995,190 at December 31, 2018 and 2017, respectively, compared to book values of $3,409,827 and $2,990,308 at December 31, 2018 and 2017, respectively.

(t)	Reclassifications and Changes in Presentation

Certain prior period amounts have been reclassified to conform to the current period presentation. During the year ended December 31, 2018, the Company reclassified the amounts out of the separate line items “short-term incentive compensation expense” and “long-term incentive compensation expense” to be included within the line item “general and administrative expense” in the consolidated statements of comprehensive income (loss). For the management fees earned from non-leasing services for the managed fleet, the Company also reclassified the amounts out of the separate line item “management fees” to the separate line item “management fees – non-leasing” in the consolidated statements of comprehensive income (loss). The Company also presented a separate line item for the “trading container margin”, which is the net of “trading container sales proceeds” and “cost of trading containers sold”, in which was reclassified out of the operating expenses, in the consolidated statements of comprehensive income (loss). The changes in presentation has no impact on “net income (loss)”. Also, see Note 2 “Immaterial Reclassification and Adjustment of Prior Periods” and Note 5 “Revenue from Managed Container Fleet”).

(u)	Recently Issued Accounting Standards and Pronouncements

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

ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early application permitted. ASU 2016-02 requires the use of the modified retrospective method for all periods presented, with certain practical expedients available to simplify the transition to the new standard. Under the new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. The Company will apply the package of practical expedients to assist in implementation of ASU 2016-02, such as:

•	An entity may elect to apply the provisions of the new lease guidance at the effective date of January 1, 2019, without adjusting the comparative periods presented.

•	A lessor may elect by class of underlying asset to not separate non-lease components of a contract from the lease component to which they relate when specific criteria are met.

•	An entity may elect to use hindsight in determining the lease term and in assessing impairment of the entity’s right-of-use assets.

•

The following expedients must all be elected together: a) An entity need not reassess whether any expired or existing contracts are or contain leases; b) An entity need not reassess the lease classification for any expired or existing leases; and c) An entity need not reassess initial direct costs for any existing leases.

The Company will elect the short-term lease recognition exemption whereby a lease liability and corresponding ROU asset will not be recognized when leases, at the commencement date, have a lease term 12 months or less. The Company will adopt ASU 2016-02 and its related amendments, effective January 1, 2019 and its assessment and evaluation of the impact has been completed. The adoption of ASU 2016-02 will not have a material impact on our consolidated balance sheets and current accounting processes and systems. The accounting for direct financing and sales-type leases will remain substantially unchanged upon adoption of ASU 2016-02. ASU 2016-02 also requires lessors to present all cash receipts from leases, including principal payments received from direct financing and sales-type leases, within operating activities in the consolidated cash flow statements. The Company had estimated that we will recognize right-of-use lease assets and related lease liabilities for existing operating leases where we are the lessee in the range of $12,000 to $15,000, with no impact to our consolidated income statements or consolidated cash flow statements. This estimate represents the net present value of future lease payments payable under operating lease contracts the Company had entered into as at December 31, 2018, and that have commenced or are scheduled to commence by January 1, 2019.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”). This guidance affects net investments in leases and the amendments in this update replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, current conditions, and reasonable and supportable information that affect collectability. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years and with early adoption permitted for fiscal years beginning after December 15, 2018. Further, ASU 2018-19 was issued in November 2018 to clarify that operating lease receivables should be accounted for under the new leases standard, Topic 842, and are not within the scope of Topic 326. The Company is currently evaluating the potential impact on its consolidated financial statements and related disclosures. The Company expects to complete its assessment of the impact of ASU 2016-13 in fiscal year 2019.

In October 2018, the FASB issued Accounting Standards Update No. 2018-17, Consolidation – Targeted Improvements to Related Party Guidance for Variable Interest Entities (Topic 810) (“ASU 2018-17”). The related party guidance for variable interest entities amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. Therefore, these amendments likely will result in more decision makers not consolidating VIEs. ASU 2018-17 is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Company does not expect the adoption to have a material effect on our consolidated financial statements.

(2) Immaterial Reclassification and Adjustment of Prior Periods

As part of the preparation of the December 31, 2018 consolidated financial statements, the Company modified its financial statement presentation of the operating results from its container management business segment. The Company re-evaluated its fleet management agreements for managed containers and determined these agreements convey to the Company the right to control the use of the managed fleet, therefore meeting the definition of a lease based on ASC 840. The Company has determined that it controls the managed fleet containers before they are subleased to its customers. The Company is also responsible for providing the leasing services to the customers and responsible for directing and integrating third-party vendors to fulfill its performance obligations.

As a result of this evaluation, the Company’s lease management fee income, previously presented on a net basis, was reclassified and presented on a gross basis for all periods presented in the Company’s consolidated statements of comprehensive income (loss). It was also determined that the acquisition fees received for the purchase of managed containers should be deferred and amortized over the deemed lease term. The Company previously recognized these revenues at the time of purchase of the managed containers on behalf of the Owners.

In accordance with FASB Accounting Standards Codification 250, Accounting Changes and Error Corrections, management evaluated the materiality of the prior period adjustments from both a quantitative and qualitative perspective and concluded that the changes in the “gross versus net” presentation of the consolidated statements of comprehensive income (loss) and the cumulative adjustment to opening retained earnings in the consolidated balance sheets and consolidated statements of shareholder’s equity were immaterial to the Company’s prior period interim and annual consolidated financial statements. Since the revision was not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed interim or annual reports are required.

The change in the presentation for the managed fleet from net to gross amounts resulted in an increase in deemed lease rental income and a corresponding increase in separately reported distribution expenses to managed fleet owners, with no effect on the Company's consolidated balance sheets, consolidated statement of cash flows and on its “net income (loss)” in the consolidated statements of comprehensive income (loss).

The impact of the reclassification of the financial statement presentation in the consolidated statements of comprehensive income (loss) as of December 31, 2017 and 2016 are as follows:

	2017			2016
	As Reported	Adjustment	As Adjusted	As Reported	Adjustment	As Adjusted
Lease rental income - managed fleet	$-	$104,566	$104,566	$-	$105,511	$105,511
Distribution to managed fleet owners	$-	$(96,718)	$(96,718)	$-	$(98,028)	$(98,028)
Management fees - non-leasing	$-	$7,146	$7,146	$-	$5,937	$5,937
Management fees	$14,994	$(14,994)	$-	$13,420	$(13,420)	$-

The change in the timing of revenue recognition for acquisition fees resulted in a cumulative decrease of $4,245 to the retained earnings balance at December 31, 2015, 2016 and 2017 in the consolidated statements of shareholders’ equity, an increase of $4,245 in accrued expenses and a decrease for the same amount in retained earnings recorded in the consolidated balance sheet at December 31, 2017, with an immaterial effect on the Company’s consolidated statements of comprehensive income (loss).

The impacts have been reflected throughout the consolidated financial statements, including the applicable footnotes, as appropriate (see Note 1 “Nature of Business and Summary of Significant Accounting Policies”, Note 5 “Revenue from Managed Container Fleet”, Note 10 “Accrued Expenses” and Note 13 “Segment Information”).

(3) Insurance Receivable and Impairment

In 2018, four of the Company’s customers became insolvent and the total net book value of its owned containers to these insolvent customers were $23,044. The Company recorded container impairment of $12,543 on the unrecoverable containers for these insolvent customers in the consolidated statements of comprehensive income (loss) during 2018. Container recovery costs of $4,864 for these insolvent customers was recorded in direct container expense in the consolidated statements of comprehensive income (loss) during the year ended December 31, 2018. The Company also recorded bad debt expense of $2,049 in the consolidated statements of comprehensive income (loss) to fully reserve for these insolvent customers’ outstanding accounts receivable during 2018. There is no insurance receivable associated with these insolvent customers as respective losses are below the insurance deductible.

In August 2016, one of the Company’s customers filed for bankruptcy and the book value of its owned containers, net on operating leases and direct financing leases with this customer was $178,344 and $88,171, respectively. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers, up to 183 days of lost lease rental income and defaulted accounts receivable. During the year ended December 31, 2016, the Company recorded a total container impairment of $22,149 in the consolidated statements of comprehensive income (loss), representing $17,399 to write down the containers on direct finance leases with this customer to the lower of estimated fair market value or net book value and $4,750 insurance deductible. The Company also recorded bad debt expense of $18,992, net of estimated insurance proceeds of $2,592, in the consolidated statements of comprehensive income (loss) to fully reserve for the customer’s outstanding accounts receivable during the year ended December 31, 2016. The Company entered into a final agreement with the insurance companies on December 31, 2018 and the total remaining payments of $9,814 for the Company’s owned fleet was received in January and early February 2019. Accordingly, the Company recorded a $8,692 gain on insurance recovery in the consolidated statements of comprehensive income (loss) during the year ended December 31, 2018, which related to the final insurance settlement for insurable costs including primarily unrecovered containers and incurred container recovery costs, net of the insurance deductible.

Insurance receivable recorded on the Company’s owned fleet related to this bankrupt customer are as follows:

Estimated unrecoverable containers, net of insurance deductible	$20,162
Recovery costs	19,159
Accounts receivable coverage by insurance	2,592
Insurance receivable related to this bankrupt customer as of December 31, 2016	41,913
Recovery costs	32,067
Insurance proceeds received	(50,479)
Reassessment associated with estimate of unrecoverable containers to actual amount of loss commensurate with the insurance claim filing	(7,592)
Insurance receivable related to this bankrupt customer as of December 31, 2017	15,909
Final insurance settlement	8,692
Recovery costs	1,450
Insurance proceeds received	(14,188)
Reassessment associated with unrecoverable containers to actual amount of loss commensurate with the insurance claim filing	(2,049)
Insurance receivable related to this bankrupt customer as of December 31, 2018	$9,814

In August 2015, one of the Company’s customers became insolvent. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income.

Insurance receivable recorded on the Company’s owned fleet related to this insolvent customer are as follows:

Insurance receivable related to this insolvent customer as of December 31, 2015	$11,436
Recovery costs	768
Lost lease rental income	239
Wrote off of remaining balance of insurance receivable per final insurance proceeds received	(1,321)
Insurance proceeds received	(8,250)
Insurance receivable related to this insolvent customer as of December 31, 2016	2,872
Allocation adjustment on insurance receivable per final insurance proceeds received	720
Final insurance proceeds received	(3,592)
Insurance receivable related to this insolvent customer as of December 31, 2017	$-

(4) Container Purchases

In 2018, the Company purchased 17,812 containers that it had been managing for an institutional investor for cash purchase consideration of $13,191, which was based on the fair value of the assets acquired and recorded in our Containers, net. The Company previously managed these containers for the institutional investor, accordingly, intangible asset for the management rights relinquished amounting to $835 was written-off.

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

Containers, net	$18,453
Other net assets	1,440
Purchase price	$19,893

(5) Revenue from Managed Container Fleet

Lease rental income and expenses from leasing services of the managed fleet is presented on a gross basis (see Note 2 “Immaterial Reclassification and Adjustment of Prior Periods”).

Under these management agreements, fees earned by the Company for leasing services related to the managed fleet are typically calculated as a fixed percentage of net operating income of each Owner’s fleet, which is the revenue from the containers under management minus direct container expense related to those containers. Expenses related to the provision of management services are recognized when incurred. The amounts distributed to the Owners, net of management fees the Company retained or expects to collect, are presented as distribution to managed fleet owners which is a part of the operating expenses in the Company’s consolidated statements of comprehensive income (loss).

Non-leasing service fees earned for acquiring new managed containers and its sales commissions from disposition of managed containers on behalf of the Owners are presented as management fees – non-leasing in the Company’s consolidated statements of comprehensive income (loss).

Total lease management fee income from managed fleet, including management fees earned from acquisition fees and sales commissions during 2018, 2017 and 2016 were as follows (also, see Note 6 “Transactions with Affiliates and Owners”):

	2018	2017	2016
Lease rental income - managed fleet	$111,342	$104,566	$105,511
Less: Distribution to managed fleet owners	(102,992)	(96,718)	(98,028)
Management fees from leasing	8,350	7,848	7,483
Management fees from other services	8,529	7,146	5,937
Total management fees	$16,879	$14,994	$13,420

(6) Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Total fees earned from management of the containers, including acquisition fees and sales commissions during 2018, 2017 and 2016 were as follows:

	2018	2017	2016
Fees from affiliated Owner	$3,575	$2,994	$2,994
Fees from unaffiliated Owners	11,334	10,073	8,556
Fees from Owners	14,909	13,067	11,550
Other fees	1,970	1,927	1,870
Total management fees	$16,879	$14,994	$13,420

Due from affiliates, net of $1,692 and $1,134, as of December 31, 2018 and 2017, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees, and the Company’s advance of equipment purchases paid on behalf of an affiliated owner.

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct container expenses and management fees receivable. Due to owners, net at December 31, 2018 and 2017 consisted of the following:

	2018	2017
Affiliated Owner	$100	$1,409
Unaffiliated Owners	8,222	9,722
Total due to Owners, net	$8,322	$11,131

(7) Direct Financing and Sales-type Leases

The Company leases its owned containers under direct financing and sales-type leases. The Company had 100,338 and 111,059 containers under direct financing and sales-type leases as of December 31, 2018 and 2017, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment as of December 31, 2018 and 2017 were as follows:

	2018	2017
Future minimum lease payments receivable	$196,041	$204,451
Residual value of containers	11,393	4,885
Less unearned income	(40,374)	(26,712)
Net investment in direct financing and sales-type leases	$167,060	$182,624
Amounts due within one year	$39,270	$56,959
Amounts due beyond one year	127,790	125,665
Net investment in direct financing and sales-type leases	$167,060	$182,624

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

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net was applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing and sales-type leases as of December 31, 2018, the aging would be as follows:

1-30 days past due	$963
31-60 days past due	138
61-90 days past due	377
Greater than 90 days past due	181
Total past due	1,659
Current	194,382
Total future minimum lease payments	$196,041

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the years ended December 31, 2018 and 2017 are as follows:

Balance as of December 31, 2016	$9,561
Additions charged to expense	525
Write-offs	(9,839)
Balance as of December 31, 2017	247
Additions charged to expense	634
Write-offs	(179)
Balance as of December 31, 2018	$702

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2018:

Year ending December 31:
2019	$49,055
2020	36,715
2021	42,291
2022	18,687
2023 and thereafter	49,293
Total future minimum lease payments receivable	$196,041

Lease rental income from owned fleet includes income earned from direct financing and sales-type leases in the amount of $11,689, $13,417 and $18,558 during 2018, 2017 and 2016, respectively.

(8) Containers and Fixed Assets

Containers, net at December 31, 2018 and 2017 consisted of the following:

	2018	2017
Containers	$5,456,237	$4,963,965
Less accumulated depreciation	(1,322,221)	(1,172,355)
Containers, net	$4,134,016	$3,791,610

Trading containers had carrying values of $40,852 and $10,752 as of December 31, 2018 and 2017, respectively, and are not subject to depreciation. Containers held for sale had carrying values of $21,874 and $22,089 as of December 31, 2018 and 2017, respectively, and are also not subject to depreciation. All owned containers are pledged as collateral for debt as of December 31, 2018 and 2017.

Fixed assets, net at December 31, 2018 and 2017 consisted of the following:

	2018	2017
Computer equipment and software	$10,235	$9,563
Office furniture and equipment	1,429	1,428
Automobiles	34	36
Leasehold improvements	1,893	1,912
	13,591	12,939
Less accumulated depreciation	(11,525)	(10,788)
Fixed assets, net	$2,066	$2,151

(9) Intangible Assets

The changes in the carrying amount of intangible assets during the years ended December 31, 2018, 2017 and 2016 are as follows:

Balance as of December 31, 2015	$20,250
Amortization expense	(5,053)
Balance as of December 31, 2016	15,197
Amortization expense	(3,922)
Write-off from the relinquishment of management rights	(170)
Balance as of December 31, 2017	11,105
Amortization expense	(2,886)
Write-off from the relinquishment of management rights	(835)
Balance as of December 31, 2018	$7,384

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2018:

Year ending December 31:
2019	3,617
2020	3,767
Total future amortization of intangible assets	$7,384

(10) Accrued Expenses

Accrued expenses at December 31, 2018 and 2017 consisted of the following:

	2018	2017 (1)
Accrued compensation	$5,585	$5,025
Direct container expense	5,501	4,521
Deferred revenue	4,245	4,245
Interest payable	3,810	3,157
Other	882	662
Total accrued expenses	$20,023	$17,610

(1)

Certain amount as of December 31, 2017 has been adjusted to defer acquisition fees of the managed fleet as earned over the deemed lease term (see Note 2 “Immaterial Reclassification and Adjustment of Prior Periods”).

(11) Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense (benefit) for 2018, 2017 and 2016 consisted of the following:

	2018	2017	2016
Current
Bermuda	$—	$—	$—
Foreign	1,407	2,142	930
	1,407	2,142	930
Deferred
Bermuda	—	—	—
Foreign	618	(524)	(4,377)
	618	(524)	(4,377)
	$2,025	$1,618	$(3,447)

The components of income (loss) before income taxes and noncontrolling interest were as follows:

	2018	2017	2016
Bermuda sources	$—	$—	$—
Foreign sources	56,275	22,360	(61,323)
	$56,275	$22,360	$(61,323)

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of comprehensive income (loss) is as follows:

	2018		2017		2016
Bermuda tax rate	$—	0.00%	$—	0.00%	$—	0.00%
Foreign tax rate	142	(0.24)%	1,297	(5.80)%	5,339	8.80%
Tax uncertainties	(2,167)	3.84%	(2,915)	13.04%	(1,892)	(3.18)%
	$(2,025)	3.60%	$(1,618)	7.24%	$3,447	5.62%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2018 and 2017 are presented below:

	2018	2017
Deferred tax assets
Net operating loss carryforwards	$19,616	$19,209
Other	2,173	1,557
	21,789	20,766
Valuation allowance (net operating loss)	(992)	(1,138)
Deferred tax assets	20,797	19,628
Deferred tax liabilities
Containers, net	25,039	23,275
Other	710	671
Deferred tax liabilities	25,749	23,946
Net deferred tax liabilities	$4,952	$4,318

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

The Company has U.S. federal net operating loss carry-forwards of $123,079 that will begin to expire from December 31, 2019 through December 31, 2038 if not utilized. The Company expects to utilize the net operating loss carry-forwards prior to their expiration, net of the valuation allowance. In the United States, utilization of net operating loss carry-forwards for federal income tax purposes may be subject to a substantial annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code.  In general, an ownership change within the meaning of Section 382 occurs if a transaction or series of transactions over a three-year period result in a cumulative change of more than 50% in the beneficial ownership of a company’s stock.  The Company’s management does not believe the Company has a limitation on the ability to utilize its net operating loss carry-forwards under Section 382 as of December 31, 2018. However, issuances, sales and/or exchanges of the Company’s stock (including, potentially, relatively small transactions and transactions beyond the Company’s control) occurring after December 31, 2018, taken together with prior transactions with respect to the Company’s stock over a three-year period, could trigger an ownership change under Section 382 in the future and therefore a limitation on the Company’s ability to utilize its net operating loss carryforwards.  Any such limitation could cause some loss carryforwards to expire before the Company would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of the Company’s tax assets or both.  Furthermore, net operating losses generated subsequent to December 31, 2017 are subject to the TCJA, which removes net operating loss expirations, but limits utilization against 80% of taxable income.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2018, cumulative earnings of approximately $36,712 would be subject to income taxes of approximately $11,014 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, State of New Jersey, State of Texas, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. The Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2014, except for its United States and State of California tax returns which are no longer subject to examinations for years before 2011 and 2008, respectively.

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

The most significant effect of TCJA on the Company was the U.S. federal corporate tax rate reduction from 35% to 21%. A change in tax law was accounted for in the period of enactment, which required re-measurement of all our U.S. deferred income tax asset and liabilities during 2017. As the Company was in an overall net deferred tax liability position, the corporate tax rate reduction resulted in a net tax benefit of $2,653 in 2017, when the deferred tax assets and liabilities were revalued downward. In addition, the Company’s 2017 effective tax rate was favorably affected by 11.9% due to the TCJA.

The other significant provisions that became effective in 2018 that may impact the Company’s income taxes are: the limitation on the deduction of interest expense in excess of 30 percent of adjusted taxable income (which is approximately 30 percent of EBITDA through December 31, 2021 and approximately 30 percent of earnings before net interest and taxes thereafter), limitation on utilization of net operating losses generated after fiscal year 2017 to 80 percent of taxable income, lowered tax rate on its foreign-derived intangible income and limitation of deduction for executive compensation. The Company’s income tax provision as of and for the year ended December 31, 2018 has not been negatively affected by these new provisions under the TCJA.  However, based on the Company’s current projection, there could be negative effects in a future year, for example, when the more restrictive limitation on the deduction of interest expense becomes applicable after 2021.  The Company will continue to evaluate the impact that the TCJA could have on its future tax expense.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2018 and 2017 are as follows:

Balance at December 31, 2016	$13,331
Increases related to prior year tax positions	100
Decreases related to prior year tax positions	(12)
Increases related to current year tax positions	3,642
Lapse of statute of limitations	(911)
Balance at December 31, 2017	16,150
Increases related to prior year tax positions	4
Decreases related to prior year tax positions	(2)
Increases related to current year tax positions	3,131
Lapse of statute of limitations	(1,138)
Balance at December 31, 2018	$18,145

If the unrecognized tax benefits of $18,145 at December 31, 2018 were recognized, tax benefits in the amount of $18,091 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2018 will decrease by $1,343 in the next twelve months due to expiration of the statute of limitations, which would reduce our annual effective tax rate.

Interest and penalty expense recorded during 2018, 2017 and 2016 amounted to $180, $181 and $281, respectively. Total accrued interest and penalties as of December 31, 2018 and 2017 were $1,288 and $1,108, respectively, and were included in non-current income taxes payable.

(12) Debt and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2018 and 2017:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	2018		2017
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TMCL II Secured Debt Facility (1)	$654,485	4.36%	$659,714	3.38%	August 2024
TMCL IV Secured Debt Facility	—	—	132,885	4.00%	—
TL Revolving Credit Facility	1,272,074	4.00%	568,403	3.56%	September 2023
TL Revolving Credit Facility II	—	—	150,906	3.55%	—
TW Credit Facility	—	—	97,148	3.38%	—
TAP Funding Revolving Credit Facility	171,937	4.41%	163,276	3.43%	December 2021
TL Term Loan	—	—	352,555	3.69%	—
TMCL VI Term Loan	276,210	4.30%	—	—	February 2038
2017-1 Bonds	353,884	3.91%	390,013	3.91%	May 2042
2017-2 Bonds	435,838	3.73%	475,408	3.73%	June 2042
2018-1 Bonds	245,399	4.14%	—	—	July 2043
Total debt obligations	$3,409,827		$2,990,308
Amount due within one year	$191,689		$233,681
Amounts due beyond one year	$3,218,138		$2,756,627

(1) Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its scheduled conversion date.

 Secured Debt Facilities

(a)	TMCL II

TMCL II has a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000. There is a commitment fee on the unused amount of the total commitment, payable monthly in arrears. TMCL II’s primary ongoing container financing requirements have been funded by commitments under the TMCL II Secured Debt Facility.  The advance rates under the TMCL II Secured Debt Facility were 80.0%  at both December 31, 2018 and 2017. TMCL II is required to maintain restricted cash balances on deposit in a designated bank account equal to five months of interest expense on the TMCL II Secured Debt Facility.

Under the terms of the TMCL II Secured Debt Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount that is calculated based on TMCL II’s book value of equipment, restricted cash and net investment in direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures (the “Asset Base”). The total obligations under the TMCL II Secured Debt Facility is secured by a pledge of TMCL II’s assets. As of December 31, 2018, TMCL II Secured Debt Facility’s Asset Base and total assets amounted to $655,210 and $864,338, respectively.

(b)	TMCL IV

TMCL IV had a securitization facility (the “TMCL IV Secured Debt Facility”) that provided for an aggregate commitment amount of up to $300,000.

On January 31, 2018, TMCL IV terminated its TMCL IV Secured Debt Facility and the unpaid debt amount of $129,400 was fully repaid by $124,608 proceeds from the TL Revolving Credit Facility and TMCL IV’s available cash of $4,792.

Credit Facilities

(a)	TL

TL has a revolving credit facility (the “TL Revolving Credit Facility”) that provides for an aggregate commitment amount of up to $1,500,000 (which includes a $25,000 letter of credit facility). There is a commitment fee on the unused amount of the total commitment, payable quarterly in arrears. The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 2023 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility is based either on the base rate for Base Rate loans plus a spread between 1.5% and 2.0% or LIBOR for Eurodollar rate loans plus a spread between 2.0% and 2.5%, as defined in the credit agreement, which varied based on TGH’s leverage. TL’s primary ongoing container financing requirements have been funded by commitments under the TL Revolving Credit Facility. The advance rates under the TL Revolving Credit Facility were 83.5% and 84.5% at December 31, 2018 and 2017, respectively. Interest payments on Base Rate loans and Eurodollar rate loans are payable in arrears on the last day of each calendar month and on the last day of each interest period, respectively.

In September 2018, TL entered into an amendment of the TL Revolving Credit Facility, which increased its aggregate commitment amount from $700,000 to $1,500,000, extended the maturity date from June 2020 to September 2023, and lowered the interest margin from 2.00% to 1.50%. Borrowings under the TL Revolving Credit Facility were primarily used to acquire containers and to pay in full its TL Revolving Credit Facility II and TL Term Loan. The Company wrote-off $529 of unamortized debt issuance costs in September 2018.

TL had another revolving credit facility (the “TL Revolving Credit Facility II”) that provided for an aggregate commitment amount of up to $190,000. The TL Revolving Credit Facility II provided for payments of interest only during its term beginning on its inception date through July 23, 2020, when all borrowings were due in full. In September 2018, TL terminated its TL Revolving Credit Facility II, which would have expired in July 2020, and the unpaid debt amount of $167,000 was fully repaid by proceeds from the TL Revolving Credit Facility.

The TL Revolving Credit Facility was secured by segregated pools of TL’s containers and under the terms of the facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is based on a formula based on TL’s net book value of containers and net investment in direct financing and sales-type leases designated to the facility. As of December 31, 2018, TL Revolving Credit Facility’s Asset Base amounted to $1,416,637.  TGH acts as an unconditional guarantor of the TL Revolving Credit Facility. The Company had no  outstanding letters of credit under the TL Revolving Credit Facility as of December 31, 2018 and 2017.

(b)	TW

TW had a credit agreement, with Wells Fargo Bank N.A. as the lender, which provided for a revolving credit facility with an aggregate commitment amount of up to $300,000 (the “TW Credit Facility”).  TW was required to make monthly principal pay downs from its available funds, net revenue collection after interest payment, interest rate hedging payment and certain management fees, until the outstanding balance was fully repaid prior to final maturity.    On November 2, 2018, TW terminated its TW Credit Facility, which would have expired in September 2026, and the unpaid debt amount of $65,269 was fully repaid by proceeds from the TL Revolving Credit Facility (see Note 1 (b) “Nature of Business and Summary of Significant Accounting Policies” for additional information on TL’s purchase of the total outstanding common shares of TW from Wells Fargo Container Corp. in October 2018).

(c)	TAP Funding

TAP Funding has a credit agreement, that provides for a revolving credit facility with an aggregate commitment amount of up to $190,000 (the “TAP Funding Revolving Credit Facility”). There is a commitment fee on the unused amount of the total commitment, payable monthly in arrears. TAP Funding’s primary ongoing container financing requirements have been funded by commitments under the TAP Funding Revolving Credit Facility. The advance rates under the TAP Funding Revolving Credit Facility were 80.0% at both December 31, 2018 and 2017. TAP Funding is required to maintain restricted cash balances on deposit in a designated bank account equal to five months of interest expense. Interest on the outstanding amount due under the TAP Funding Revolving Credit Facility is based on one-month LIBOR plus 1.95%, payable monthly in arrears.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is based on a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. As of December 31, 2018, TAP Funding Revolving Credit Facility’s Asset Base and TAP Funding’s total assets amounted to $175,798 and $228,567, respectively.

Term Loan

(a)	TL

TL had a $500,000 five-year term loan (the “TL Term Loan”) that represents a partially-amortizing term loan.     Under the terms of the TL Term Loan, scheduled principal repayments were payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal to 1.58% of the initial principal balance and one final installment payable on the Maturity Date (April 30, 2019). In September 2018, TL terminated its TL Term Loan, which would have matured in April 2019, and the unpaid debt amount of $332,000 was fully repaid by proceeds from the TL Revolving Credit Facility. The Company wrote-off $352 of unamortized debt issuance costs in September 2018.

(b)	TMCL VI

On February 15, 2018, TMCL VI completed a $300,000 fixed rate term loan (the “TMCL VI Term Loan”) with a lender group comprised of a financial institution and on institutional investor. The facility represents a partially-amortizing term loan based on defined repayment schedules until February 15, 2025 and after that, repayment will be based on available cash. It has a legal final maturity date on February 15, 2038. The proceeds from the TMCL VI Term Loan were primarily used to repay $159,480 and $122,910 of the outstanding principal balance of TMCL II Secured Debt Facility and TL Revolving Credit Facility, respectively. The advance rates under the TMCL VI Term Loan was 77.08% at December 31, 2018. TMCL VI was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the TMCL VI Term Loan.

Under the terms of the TMCL VI Term Loan, the total outstanding principal may not exceed an amount that is based on a formula based on TMCL VI’s book value of equipment, restricted cash and net investment in direct financing and sales-type leases (the “Asset Base”). The total obligations under the TMCL VI Term Loan are secured by a pledge of TMCL VI’s assets. As of December 31, 2018, the TMCL VI Term Loan Asset Base and TMCL VI’s total assets amounted to $274,515 and $369,893, respectively.

 Bonds Payable

(a)	TMCL V

TMCL V issued the Series 2017-1 Fixed Rate Asset Backed Notes (the “2017-1 Bonds”), $350,000 aggregate Class A principal amount and $70,000 aggregate Class B principal amount of 2017-1 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $420,000 in 2017-1 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are May 20, 2026 and May 20, 2042, respectively. Both principal and interest incurred are payable monthly in arrears. The advance rate under the 2017-1 Bonds was 75.2% at December 31, 2018 and 2017. TMCL V was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the 2017-1 Bonds. Proceeds from the 2017-1 Bonds was used to acquire containers from TMCL III and for general corporate purposes.  The 2017-1 Bonds are secured by a pledge of TMCL V’s total assets.

TMCL V also issued the Series 2017-2 Fixed Rate Asset Backed Notes (the “2017-2 Bonds”), $416,000 aggregate Class A principal amount and $84,000 aggregate Class B principal amount of 2017-2 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $500,000 in 2017-2 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are June 20, 2026 and June 20, 2042, respectively. Both principal and interest incurred are payable monthly in arrears. The advance rate under the 2017-2 Bonds was 77.6% at December 31, 2018 and 2017. TMCL V was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the 2017-2 Bonds. Proceeds from the 2017-2 Bonds was used to acquire containers from the TL Revolving Credit Facility and the TMCL II Secured Debt Facility and for general corporate purposes. The 2017-2 Bonds are secured by a pledge of TMCL V’s total assets.

Under the terms of the 2017-1 Bonds and the 2017-2 Bonds, the total outstanding principal may not exceed an amount that is based on a formula based on TMCL V’s book value of equipment, restricted cash and net investment in direct financing and sales-type leases as specified in the bond indenture (the “Asset Base”). The total obligations under the 2017-1 Bonds and the 2017-2 Bonds are secured by a pledge of TMCL V’s assets. As of December 31, 2018, the 2017-1 Bonds and the 2017-2 Bonds’ Asset Base amounted to $359,255 and $441,747, respectively, and TMCL V’s total assets amounted to $1,077,079.

(b)	TMCL VII

On August 6, 2018, TMCL VII issued the Series 2018-1 Bonds, $250,000 aggregate Class A principal amount and $9,100 aggregate Class B principal amount of Series 2018-1 Fixed Rate Asset Backed Notes (the “2018-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act.

The 2018-1 Bonds were issued at 98.82% of par value for the 2018-1 Bonds Class A notes and 98.14% of par value for the 2018-1 Bonds Class B notes, resulting in a total discount of $3,124, which is being accreted to interest expense using the interest rate method over a 7 year term. The $259,100 in 2018-1 Bonds represent partially-amortizing notes payable over a scheduled payment term of 7 years, but not to exceed a maximum payment term of 25 years. Both principal and interest incurred were payable monthly in arrears. The anticipated repayment date and legal final payment date was July 2025 and July 2043, respectively. TMCL VII was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the 2018-1 Bonds. Proceeds from the 2018-1 Bonds was primarily used to acquire containers from TL Revolving Credit Facility and TMCL II Secured Debt Facility and for general corporate purposes. The 2018-1 Bonds are secured by a pledge of TMCL VII’s total assets.

Under the terms of the 2018-1 Bonds, the total outstanding principal may not exceed an amount that is based on a formula based on TMCL VII ’s book value of equipment, restricted cash and net investment in direct financing and sales-type leases as specified in the bond indenture (the “Asset Base”). The total obligations under the 2018-1 Bonds are secured by a pledge of TMCL VII’s assets. As of December 31, 2018, the 2018-1 Bonds’ Asset Base and total assets amounted to $252,668 and $318,156, respectively.

Restrictive Covenants

The Company’s debt agreements contain various restrictive financial and other covenants, including limitations on certain liens, indebtedness and investments.

•

The TL Revolving Credit Facility contain certain restrictive financial covenants on TGH’s leverage ratio, fixed charge coverage ratio and consolidated tangible net worth; and TL’s leverage coverage and interest coverage ratio.

•

The TMCL II Secured Debt Facility, the TMCL VI Term Loan, the TAP Funding Revolving Credit Facility, the 2017-1 Bonds, the 2017-2 Bonds and the 2018-1 Bonds contain restrictive covenants on leverage ratio of TGH and net income and debt levels of TGH’s container management subsidiary.

•	The TMCL II Secured Debt Facility also contain restrictive covenants regarding certain containers sales proceeds ratio.
•

The TMCL II Secured Debt Facility, the TMCL VI Term Loan, the TAP Funding Revolving Credit Facility, the 2017-1 Bonds, the 2017-2 Bonds and the 2018-1 Bonds also contain restrictive covenants regarding certain debt service coverage ratios and the average age of the underlying container fleets securing each of these obligations.

•

The TMCL II Secured Debt Facility, the TMCL VI Term Loan, the 2017-1 Bonds and the 2017-2 Bonds and the 2018-1 Bonds also contain restrictive covenants on TMCL II, TMCL VI, TMCL V and TMCL VII’s ability to incur other obligations and distribute earnings, respectively.

•	All of the Company’s debt facilities also contain restrictive covenants on borrowing base minimums.

TGH and its subsidiaries were in full compliance with these restrictive covenants at December 31, 2018.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of December 31, 2018:

	Twelve months ending December 31,						Available borrowing, as limited by the	Current and
	2019	2020	2021	2022	2023 and thereafter	Total Borrowing	Borrowing Base	Available Borrowing
TMCL II Secured Debt Facility (1)	$60,160	$60,484	$55,549	$55,549	$425,895	$657,637	$—	$657,637
TL Revolving Credit Facility	—	—	—	—	1,280,000	1,280,000	136,637	1,416,637
TAP Funding Revolving Credit Facility	13,813	16,752	142,435	—	—	173,000	2,798	175,798
TMCL VI Term Loan	25,500	25,500	25,500	25,500	176,724	278,724	—	278,724
2017-1 Bonds	38,331	39,357	52,173	63,220	164,129	357,210	—	357,210
2017-2 Bonds (2)	40,968	43,958	55,259	67,021	232,709	439,915	—	439,915
2018-1 Bonds (2)	18,655	18,655	18,655	18,655	176,707	251,327	—	251,327
Total (3)	$197,427	$204,706	$349,571	$229,945	$2,456,164	$3,437,813	$139,435	$3,577,248

(1)	Future scheduled payments for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for the 2017-2 Bonds and 2018-1 Bonds exclude an unamortized discount of $60 and $2,888, respectively.
(3)	Future scheduled payments for all debts exclude unamortized prepaid debt issuance costs in an aggregate amount of $25,038.

Derivative Instruments

The Company has entered into several interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of December 31, 2018:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 0.70% and 2.94% per annum, amortizing notional amounts, with termination dates through Jan 15, 2023	$987,967
Interest rate cap contracts with several banks with fixed rates between 3.70% and 5.10% per annum, nonamortizing notional amounts, with termination dates through August 15, 2021	240,000
Total notional amount as of December 31, 2018	$1,227,967

The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $5,555 and $3,639 as of December 31, 2018, respectively, and a fair value asset and liability of $7,787 and $81 as of December 31, 2017, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at December 31, 2018. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying consolidated balance sheets. The change in fair value was recorded in the consolidated statements of comprehensive income (loss) as unrealized (loss) gain on interest rate swaps, collars and caps, net.

(13) Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. Prior year amounts have been modified to reflect the reclassification adjustments discussed in Note 2 “Immaterial Reclassification and Adjustment of Prior Periods”.

The following tables show segment information for 2018, 2017 and 2016, reconciled to the Company’s income before income tax and noncontrolling interests as shown in its consolidated statements of comprehensive income (loss):

	Container	Container	Container
2018	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$498,414	$2,948	$—	$—	$—	$501,362
Lease rental income - managed fleet	—	111,342	—	—	—	111,342
Lease rental income	$498,414	$114,290	$—	$—	$—	$612,704
Management fees - non-leasing from external customers	$235	$2,752	$5,542	$—	$—	$8,529
Inter-segment management fees	$—	$48,646	$12,132	$—	$(60,778)	$—
Trading container margin	$—	$—	$3,450	$—	$—	$3,450
Gain on sale of owned fleet containers, net	$36,071	$—	$—	$—	$—	$36,071
Depreciation expense	$241,647	$794	$—	$—	$(6,736)	$235,705
Container impairment	$26,775	$—	$—	$—	$—	$26,775
Interest expense	$138,427	$—	$—	$—	$—	$138,427
Write-off of unamortized deferred debt issuance costs	$881	$—	$—	$—	$—	$881
Realized gain on interest rate swaps, collars and caps, net	$5,238	$—	$—	$—	$—	$5,238
Unrealized loss on interest rate swaps, collars and caps, net	$5,790	$—	$—	$—	$—	$5,790
Segment income (loss) before income tax and noncontrolling interests	$26,166	$20,322	$16,128	$(4,083)	$(2,258)	$56,275
Total assets	$4,648,938	$128,328	$45,110	$10,653	$(88,733)	$4,744,296
Purchases of long-lived assets	$765,297	$709	$—	$—	$—	$766,006

	Container	Container	Container
2017	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$442,219	$2,669	$—	$—	$—	$444,888
Lease rental income - managed fleet	—	104,566	—	—	—	104,566
Lease rental income	$442,219	$107,235	$—	$—	$—	$549,454
Management fees (non-leasing) from external customers	$266	$2,105	$4,775	$—	$—	$7,146
Inter-segment management fees	$—	$39,529	$9,477	$—	$(49,006)	$—
Trading container margin	$—	$—	$1,456	$—	$—	$1,456
Gain on sale of owned fleet containers, net	$26,210	$—	$—	$—	$—	$26,210
Depreciation expense	$236,577	$776	$—	$—	$(6,310)	$231,043
Container impairment	$8,072	$—	$—	$—	$—	$8,072
Interest expense	$117,475	$—	$—	$—	$—	$117,475
Write-off of unamortized deferred debt issuance costs and bond discounts	$7,550	$—	$—	$—	$—	$7,550
Realized loss on interest rate swaps, collars and caps, net	$1,191	$—	$—	$—	$—	$1,191
Unrealized gain on interest rate swaps, collars and caps, net	$4,094	$—	$—	$—	$—	$4,094
Segment (loss) income before income tax and noncontrolling interests	$(1,707)	$15,376	$10,854	$(3,568)	$1,405	$22,360
Total assets	$4,316,272	$139,989	$10,873	$6,859	$(93,651)	$4,380,342
Purchases of long-lived assets	$418,288	$934	$—	$—	$—	$419,222

	Container	Container	Container
2016	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$458,246	$2,181	$—	$—	$—	$460,427
Lease rental income - managed fleet	—	105,511	—	—	—	105,511
Lease rental income	$458,246	$107,692	$—	$—	$—	$565,938
Management fees (non-leasing) from external customers	$291	$2,593	$3,053	$—	$—	$5,937
Inter-segment management fees	$—	$38,080	$8,493	$—	$(46,573)	$—
Trading container margin	$—	$—	$(276)	$—	$—	$(276)
Gain on sale of owned fleet containers, net	$6,761	$—	$—	$—	$—	$6,761
Depreciation expense	$241,498	$876	$—	$—	$(6,230)	$236,144
Container impairment	$94,623	$—	$—	$—	$—	$94,623
Interest expense	$85,215	$—	$—	$—	$—	$85,215
Realized loss on interest rate swaps, collars and caps, net	$8,928	$—	$—	$—	$—	$8,928
Unrealized gain on interest rate swaps, collars and caps, net	$6,210	$—	$—	$—	$—	$6,210
Segment (loss) income before income tax and noncontrolling interests	$(84,252)	$18,134	$6,178	$(3,016)	$1,633	$(61,323)
Total assets	$4,261,296	$89,905	$6,010	$4,900	$(68,085)	$4,294,026
Purchases of long-lived assets	$474,956	$1,206	$—	$—	$—	$476,162

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

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the years ended December 31, 2018, 2017 and 2016 based on customers’ and container owners’ primary domicile:

	Years ended December 31,
	2018	Percent of Total	2017	Percent of Total	2016	Percent of Total
Lease rental income:
Asia	$319,286	52.1%	$280,331	51.0%	$297,822	52.6%
Europe	255,753	41.7%	232,888	42.4%	232,538	41.1%
North / South America	34,053	5.6%	30,480	5.5%	27,483	4.9%
Bermuda	—	0.0%	—	0.0%	—	0.0%
All other international	3,612	0.6%	5,755	1.1%	8,095	1.4%
	$612,704	100.0%	$549,454	100.0%	$565,938	100.0%
Management fees - non-leasing:
Bermuda	$4,418	51.8%	$3,100	43.4%	$3,320	55.9%
Europe	2,089	24.5%	2,097	29.3%	660	11.1%
North / South America	1,970	23.1%	1,928	27.0%	1,911	32.2%
Asia	7	0.1%	4	0.1%	18	0.3%
All other international	45	0.5%	17	0.2%	28	0.5%
	$8,529	100.0%	$7,146	100.0%	$5,937	100.0%

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the years ended December 31, 2018, 2017 and 2016 based on the location of sale:

	Years ended December 31,
	2018	Percent of Total	2017	Percent of Total	2016	Percent of Total
Trading container sales proceeds:
Asia	$13,117	67.0%	$3,349	70.4%	$11,647	74.5%
Europe	3,487	17.8%	593	12.5%	1,033	6.6%
North / South America	2,893	14.8%	816	17.2%	2,948	18.9%
Bermuda	—	0.0%	—	0.0%	—	0.0%
All other international	71	0.4%	—	0.0%	—	0.0%
	$19,568	100.0%	$4,758	100.0%	$15,628	100.0%
Gain on sale of owned fleet containers, net:
Asia	$18,593	51.5%	$18,321	69.9%	$6,015	89.0%
Europe	9,622	26.7%	2,994	11.4%	1,576	23.3%
North / South America	7,043	19.5%	5,002	19.1%	1,855	27.4%
Bermuda	—	0.0%	—	0.0%	—	0.0%
All other international	813	2.3%	(107)	(0.4)%	(2,685)	(39.7)%
	$36,071	100.0%	$26,210	100.0%	$6,761	100.0%

(14) Commitments and Contingencies

(a)	Leases

The Company has entered into several operating leases for office space. Rent expense amounted to $2,049, $3,432 and $1,213 during 2018, 2017 and 2016, respectively.

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2018 were as follows:

Operating leasing
Year ending December 31:
2019	$2,186
2020	2,152
2021	2,071
2022	1,936
2023 and thereafter	9,276
Total	$17,621
(b)	Restricted Cash

Restricted cash at December 31, 2018 and 2017 consisted of the following:

	2018	2017
Trust accounts	$10,139	$14,015
Other restricted cash accounts	77,491	75,660
TL maintained cash balance, required under TL's credit facilities	—	10,000
Total restricted cash	$87,630	$99,675

Trust accounts:

The Company maintains certain interest-bearing bank accounts (“Trust Accounts”) pursuant to certain debt agreements for the deposits of net cash proceeds collected from leasing and containers disposition after certain expenses. The cash in the Trust Accounts can only be used to pay the Company’s debt, interest and other certain related expenses. After such payments, any remaining cash in the Trust Accounts are transferred to certain unrestricted bank accounts of the Company and is included in cash and cash equivalents on the consolidated balance sheets.

Other restricted cash accounts:

The Company established certain interest-bearing bank accounts pursuant to certain debt agreements to maintain an amount equal to certain outstanding debt balance and a projected interest expense for a specified number of months.

(c)	Container Commitments

At December 31, 2018, the Company had placed orders with manufacturers for containers to be delivered subsequent to December 31, 2018 in the total amount of $80,445.

(d)	Distribution to Managed Fleet Owners

The Company’s operating expenses related to the distribution to managed fleet owners are variable payments based upon the net operating income for each managed container (see Note 5 “Revenue from Managed Container Fleet”. There are no future minimum lease payment obligations under the Company’s management agreements.

(15) Share Option and Restricted Share Unit Plans

As of December 31, 2018, the Company maintained one active share option and restricted share unit plan, the 2015 Share Incentive Plan (“2015 Plan”). The 2015 Plan provided for the grant of share options, restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2015 Plan provided for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options could be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH.   At December 31, 2018, 330,060 shares were available for future issuance under the 2015 Plan.

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

   Beginning approximately one year after a restricted share unit’s grant date, each employee’s restricted share units vest in increments of 25% per year. Restricted share units granted to directors fully vest one year after their grant date.

The following is a summary of activity in the Company’s 2015 Plan for the years ended December 31, 2018, 2017, and 2016:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2015	1,159,346	$26.62
Options granted during the period	341,532	$9.77
Options exercised during the period	—	$—
Options expired during the period	(38,317)	$31.33
Options forfeited during the period	(30,748)	$29.97
Balances, December 31, 2016	1,431,813	$22.41
Options granted during the period	246,722	$22.75
Options exercised during the period	(65,468)	$14.67
Options expired during the period	(45,638)	$25.55
Options forfeited during the period	(42,752)	$16.04
Balances, December 31, 2017	1,524,677	$22.88
Options granted during the period	241,500	$11.15
Options exercised during the period	(15,259)	$8.49
Options expired during the period	(9,552)	$25.77
Options forfeited during the period	(37,458)	$17.61
Balances, December 31, 2018	1,703,908	$21.44
Options exercisable at December 31, 2018	1,094,812	$25.45
Options vested and expected to vest at December 31, 2018	1,655,740	$21.65

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2015	617,523	$21.70
Share units granted during the period	361,152	$9.81
Share units vested during the period	(254,024)	$24.26
Share units forfeited during the period	(30,748)	$25.93
Balances, December 31, 2016	693,903	$14.72
Share units granted during the period	289,800	$20.82
Share units vested during the period	(244,633)	$18.33
Share units forfeited during the period	(46,022)	$14.24
Balances, December 31, 2017	693,048	$16.03
Share units granted during the period	274,845	$11.92
Share units vested during the period	(289,685)	$16.15
Share units forfeited during the period	(37,458)	$17.27
Balances, December 31, 2018	640,750	$14.20
Share units outstanding and expected to vest at December 31, 2018	591,681	$14.20

The estimated weighted average grant date fair value of share options granted during 2018, 2017 and 2016 was $5.40, $10.32 and $4.01 per share, respectively.  As of December 31, 2018, $11,489 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 3 years.  The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $9.96 per share as of December 31, 2018 was $38. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2018. The aggregate intrinsic value of all options exercised during 2018 and 2017, based on the closing share price on the date each option was exercised was $83 and $241, respectively. There were no share options exercised during 2016.

The following table summarizes information about share options exercisable and outstanding at December 31, 2018:

	Share options exercisable		Share options outstanding
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Range of per-share exercise prices:
$9.70	145,290	$9.70	288,493	$9.70
$9.75	938	$9.75	3,750	$9.75
$11.15	—	$—	241,500	$11.15
$12.23	5,000	$12.23	10,000	$12.23
$14.17	159,500	$14.17	213,136	$14.17
$16.97	47,410	$16.97	47,410	$16.97
$22.95	60,018	$22.95	222,838	$22.95
$27.68 - $28.26	207,882	$28.12	208,007	$28.12
$28.54 - $31.34	113,665	$28.79	113,665	$28.79
$34.14 - $38.36	355,109	$36.13	355,109	$36.13
	1,094,812	$25.45	1,703,908	$21.44

The weighted average contractual life of options exercisable and outstanding as of December 31, 2018 was 4.9 years and 6.3 years, respectively.

The fair value of each share option granted under the 2015 Plan was estimated on the date of grant using the Black-Scholes option pricing model for the years ended December 31, 2018, 2017 and 2016 with the following assumptions:

	2018	2017	2016
Risk-free interest rates	2.9%	2.2%	1.9%
Expected terms (in years)	5.5	5.4	5.2
Expected common share price volatilities	49.8%	47.4%	43.7%
Expected dividends	0.0%	0.0%	0.0%
Expected forfeitures	4.3%	5.9%	5.3%

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

      .

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Parent Company Information

Years Ended December 31, 2018, 2017 and 2016

(All currency expressed in United States dollars in thousands)

	2018	2017	2016
Operating expenses:
General and administrative expense (1)	$4,083	$3,568	$3,020
Total operating expenses	4,083	3,568	3,020
Loss from operations	(4,083)	(3,568)	(3,020)
Other income (expense):
Equity in net income (loss) of subsidiaries	54,461	22,933	(49,470)
Interest income	—	—	4
Net other income (loss)	54,461	22,933	(49,466)
Income (loss) before income tax	50,378	19,365	(52,486)
Income tax benefit	—	—	3
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$50,378	$19,365	$(52,483)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.88	$0.34	$(0.93)
Diluted	$0.88	$0.34	$(0.93)
Weighted average shares outstanding (in thousands):
Basic	57,200	56,845	56,608
Diluted	57,487	57,159	56,608
Other comprehensive income:
Foreign currency translation adjustments	(127)	207	(233)
Comprehensive income (loss) attributable to Textainer Group Holdings Limited common shareholders	$50,251	$19,572	$(52,716)

(1)	Amounts for the years ended December 31, 2017 and 2016 have been reclassified to conform with 2018 presentation (see Note 1(t) “Reclassifications and Changes in Presentation”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2018 and 2017

(All currency expressed in United States dollars in thousands)

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$9,444	$5,530
Prepaid expenses	182	216
Due from affiliates, net	687	1,020
Total current assets	10,313	6,766
Investments in subsidiaries	1,202,271	1,147,157
Total assets	$1,212,584	$1,153,923
Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$713	$568
Total current liabilities	713	568
Shareholders’ equity:
Common shares	581	578
Additional paid-in capital	406,896	398,634
Treasury shares	(9,149)	(9,149)
Accumulated other comprehensive loss	(436)	(309)
Retained earnings	813,979	763,601
Total shareholders’ equity	1,211,871	1,153,355
Total liabilities and shareholders’ equity	$1,212,584	$1,153,923

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2018, 2017 and 2016

(All currency expressed in United States dollars in thousands)

	2018	2017	2016
Cash flows from operating activities:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$50,378	$19,365	$(52,483)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in (income) loss of subsidiaries	(54,461)	(22,933)	49,470
Dividends received from subsidiaries	—	—	28,000
Share-based compensation	7,355	6,083	6,573
Decrease (increase) in:
Prepaid expenses	34	(43)	15
Increase (decrease) in:
Accrued expenses	145	(50)	(489)
Total adjustments	(46,927)	(16,943)	83,569
Net cash provided by operating activities	3,451	2,422	31,086
Cash flows from investing activities:
Increase (decrease) in investments in subsidiaries, net	127	(204)	(3,969)
Net cash provided by (used in) investing activities	127	(204)	(3,969)
Cash flows from financing activities:
Purchase of treasury shares	—	—	—
Issuance of common shares upon exercise of share options	130	961	—
Dividends paid	—	—	(28,754)
Due from affiliates, net	333	(831)	(364)
Net cash provided by (used in) financing activities	463	130	(29,118)
Effect of exchange rate changes	(127)	207	(233)
Net increase (decrease) in cash and cash equivalents	3,914	2,555	(2,234)
Cash and cash equivalents, beginning of the year	5,530	2,975	5,209
Cash and cash equivalents, end of the year	$9,444	$5,530	$2,975

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2018, 2017 and 2016

(All currency expressed in United States dollars in thousands)

	Balance at	Additions		Balance at
	Beginning of	Charged to		End of
	Year	Expense	Deductions	Year
December 31, 2016
Accounts receivable, allowance for doubtful accounts	$14,053	$21,166	$(3,375)	$31,844
December 31, 2017
Accounts receivable, allowance for doubtful accounts	$31,844	$477	$(26,546)	$5,775
December 31, 2018
Accounts receivable, allowance for doubtful accounts	$5,775	$2,697	$(4,390)	$4,082

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document

1.1	Memorandum of Association of Textainer Group Holdings Limited (1)

1.2	Bye-laws of Textainer Group Holdings Limited (2)

2.1	Form of Common Share Certificate (3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”) (4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (5)

4.3	Second Amendment to the Office Lease, dated as of April 23, 2015, by and between Columbia REIT – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (6)

4.4*†	Employment Agreement, dated August 13, 2018 by and between Textainer Equipment Management (U.S.) Limited and Olivier Ghesquiere

4.5*†	Employment Agreement, dated September 13, 2018 by and between Textainer Equipment Management (U.S.) Limited and Michael Chan

4.6*	2015 Share Incentive Plan (as amended and restated effective May 21, 2015) (7)

4.7*	2008 Bonus Plan (8)

4.8*	Form of Indemnification Agreement (9)

4.9†

Amended and Restated Credit Agreement, dated September 26, 2018, by and among, Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Wells Fargo Bank, N.A., as agent and the lenders party thereto (“TL Credit Agreement”)

4.10†

Second Amended and Restated Indenture, dated August 31, 2017, by and between Textainer Marine Containers Limited II, as issuer and Wells Fargo Bank, National Association, as indenture trustee (“TMCL II Indenture”)

4.11†	Second Amended and Restated Textainer Marine Containers Limited II Series 2012-1 Supplement, dated August 31, 2017 to the TMCL II Indenture (the “Series 2012-1 Supplement”)

4.12**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited (10)

4.13

Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited (11)

4.14	Container Management Services Agreement, dated as of December 1, 2016, by and between Maccarone Container Fund, LLC and Textainer Equipment Management Limited (12)

4.15	Voting Limitation Deed, dated January 1, 2018, by and between Halco Holdings, Inc. and the Company (13)

4.16†	Joint Indemnification Agreement, dated May 11, 2018, among Halco Holdings, Inc., Textainer Group Holdings Limited, Trencor Limited and Computershare Inc.

4.17†	Indemnification Agreement, dated May 11, 2018, among Halco Holdings, Inc., Textainer Group Holdings Limited and Trencor Limited

Exhibit Number	Description of Document
4.18	Indenture, dated May 27, 2017, by and between Textainer Marine Containers Limited V, as issuer and Wells Fargo Bank, National Association, as indenture trustee (“TMCL V Indenture”)(14)

4.19	Textainer Marine Containers Limited V Series 2017-1 Supplement, dated as of May 17, 2017 to the TMCL V Indenture (15)

4.20	Textainer Marine Containers Limited V Series 2017-2 Supplement, dated as of June 28, 2017 to the TMCL V Indenture (16)

8.1†	Subsidiaries of the Registrant

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

15.1†	Consent of KPMG LLP

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed herewith.
*	Indicates management contract or compensatory plan.
**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(6)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001- 33725) filed with the SEC on March 11, 2016.
(7)	Incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 11, 2016.

(8)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(9)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(10)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(11)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(12)	Incorporated by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 27, 2017.
(13)	Incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 14, 2018.
(14)	Incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 14, 2018.
(15)	Incorporated by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 14, 2018.
(16)	Incorporated by reference to Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 14, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Textainer Group Holdings Limited

/s/ Olivier Ghesquiere
Olivier Ghesquiere
President and Chief Executive Officer

/s/ Michael K. Chan
Michael K. Chan
Executive Vice President and Chief Financial Officer

March 22, 2019