Form 20-F
period 2019-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2020-03-30
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda

(Address of principal executive offices)

Michael J. Harvey

Textainer Group Holdings Limited

Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda

(441) 296-2500

mjh@textainer.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

56,817,918 Common Shares

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

U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to:  (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20′ dry freight container, thus a 20′ container is one TEU and a 40′ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20′ dry freight container, so the cost of a standard 20′ dry freight container is one CEU; the cost of a 40′ dry freight container is 1.6 CEU; the cost of a 40′ high cube dry freight container (9′6″ high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other Container Investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “Container Investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African investment holding company, previously listed on the Johannesburg Stock Exchange, South Africa, which, directly owned approximately 47.5% and 5.3% of our common shares as of December 31, 2018 and 2019, respectively.  See Item 4, “Information on the Company” for an explanation of the relationship between Trencor and us.

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

Industry data and other statistical information used in this Annual Report on Form 20-F are based on independent publications, reports by market research firms or other published independent sources. Good faith estimates are used for some data that is derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

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

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2019, 2018 and 2017 and under the heading “Balance Sheet Data” as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2016 and 2015 and under the heading “Balance Sheet Data” as of December 31, 2017, 2016 and 2015 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” have not been audited. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Years Ended December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income - owned fleet	$517,859	$501,362	$444,888	$460,427	$512,544
Lease rental income - managed fleet	101,901	111,342	104,566	105,511	133,961
Lease rental income	619,760	612,704	549,454	565,938	646,505

Management fees - non-leasing	7,590	8,529	7,146	5,937	5,612

Trading container sales proceeds	58,734	19,568	4,758	15,628	12,670
Cost of trading containers sold	(51,336)	(16,118)	(3,302)	(15,904)	(12,475)
Trading container margin	7,398	3,450	1,456	(276)	195

Gain on sale of owned fleet containers, net	21,397	36,071	26,210	6,761	3,454

Operating expenses:
Direct container expense - owned fleet (1)	45,831	53,845	59,538	60,029	44,706
Distribution expense to managed fleet container investors	93,858	102,992	96,718	98,028	123,963
Depreciation expense (2)	260,372	249,500	235,293	302,599	224,610
Container lessee default expense (1)	7,867	17,948	4,605	30,735	5,301
Amortization expense	2,093	3,721	4,092	5,053	4,741
General and administrative expense	38,142	44,317	39,677	34,540	35,598
Bad debt expense, net	2,002	2,697	477	21,166	5,028
Gain on insurance recovery and legal settlement	(14,881)	(8,692)	—	—	—
Gain on settlement of pre-existing management agreement	(1,823)	—	—	—	—
Total operating expenses	433,461	466,328	440,400	552,150	443,947
Income from operations	222,684	194,426	143,866	26,210	211,819

	Fiscal Years Ended December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands, except per share data)
Other (expense) income:
Interest expense	(153,185)	(138,427)	(117,475)	(85,215)	(76,063)
Write-off of unamortized deferred debt costs and bond discounts	—	(881)	(7,550)	—	(458)
Interest income	2,505	1,709	613	408	125
Realized gain (loss) on derivative instruments, net	1,946	5,238	(1,191)	(8,928)	(12,823)
Unrealized (loss) gain on derivative instruments, net	(15,442)	(5,790)	4,094	6,210	(1,947)
Other, net	(4)	—	3	(8)	26
Net other expense	(164,180)	(138,151)	(121,506)	(87,533)	(91,140)
Income (loss) before income tax and noncontrolling interest	58,504	56,275	22,360	(61,323)	120,679
Income tax (expense) benefit	(1,948)	(2,025)	(1,618)	3,447	(6,695)
Net income (loss)	56,556	54,250	20,742	(57,876)	113,984
Less: Net loss (income) attributable to the noncontrolling interests	168	(3,872)	(1,377)	5,393	(5,576)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$56,724	$50,378	$19,365	$(52,483)	$108,408
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.99	$0.88	$0.34	$(0.93)	$1.90
Diluted	$0.99	$0.88	$0.34	$(0.93)	$1.90
Weighted average shares outstanding (in thousands):
Basic	57,349	57,200	56,845	56,608	56,953
Diluted	57,459	57,487	57,159	56,608	57,093
Other Financial and Operating Data (unaudited):
Cash dividends declared per common share	$—	$—	$—	$0.51	$1.65
Purchase of containers and fixed assets	$466,993	$854,383	$300,125	$505,528	$533,306
Payments on container leaseback financing receivable	$281,445	$—	$—	$—	$—
Utilization rate (3)	97.40%	98.10%	96.40%	94.70%	96.80%
Total fleet in TEU (as of the end of the period)	3,500,812	3,354,724	3,279,892	3,142,556	3,147,690
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents (including restricted cash)	$277,905	$224,928	$237,569	$142,123	$149,511
Containers, net	4,156,151	4,134,016	3,791,610	3,717,542	3,696,311
Net investment in direct financing and sales-type leases (current and long-term)	295,303	167,060	182,624	237,234	331,792
Container leaseback financing receivable (current and long-term)	271,658	—	—	—	—
Total assets (4)	5,202,617	4,768,769	4,401,252	4,310,729	4,386,959
Long-term debt (including current portion)	3,797,729	3,409,827	2,990,308	3,038,297	3,003,648
Total liabilities (4)	3,916,972	3,532,778	3,195,215	3,130,189	3,125,319
Total Textainer Group Holdings Limited shareholders' equity	1,259,379	1,206,813	1,148,297	1,121,681	1,197,388
Noncontrolling interest	26,266	29,178	57,740	58,859	64,252

(1)

Amounts for container write-off and container recovery costs from lessee default for the years ended 2015 to 2018 have been reclassified out of the previously reported line item “container impairment” and “direct container expense – owned fleet”, respectively, and included within “container lessee default expense” to conform with the 2019 presentation.

(2)

Amounts to write down the carrying value of containers held for sale to their estimated fair value less costs to sell for years ended 2015 to 2018 have been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2019 presentation.

(3)

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on-hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not yet been delivered to a lessee and CEU designated as held for sale units.

(4)

Amounts for the years ended 2015 to 2018 have been reclassified to report the gross amounts of accounts receivable, prepaid expenses, accounts payable and accrued expenses arising from the managed fleet instead of the net presentation (also see Note 2 “Immaterial Reclassification and Adjustment of Prior Periods” in Item 18, “Financial Statements” in this Annual Report on Form 20-F).

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

Substantially all of our revenue derives from activities related to the leasing, managing and selling of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers, selling used containers and sourcing capital required to purchase new and used containers depends, in part, upon the continued demand to lease containers and purchase used containers.

Demand for leased containers depends largely on the rate of growth of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. In the past, economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies have resulted in a reduction in the rate of growth of world trade and demand by container shipping lines for leased containers and it is likely that any future downturns would have similar results. Thus, a decrease in world trade can and has adversely affected our utilization and per diem rates and led to reduced revenue and increased operating expenses (such as storage and repositioning costs) and can have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur or the severity or duration of any downturn. Other material factors affecting demand for leased containers, utilization and per diem rates include the following:

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

•	consolidation, withdrawal or insolvency of individual container shipping lines, such as the bankruptcy of Hanjin Shipping Co. in August 2016 which is discussed below;
•	import/export tariffs, duties and restrictions or trade disputes;
•

customs procedures, foreign exchange controls and other governmental regulations, including environmental or maritime rules that impact container shipping, such as the low sulphur oxide emission rules that took effect in January 2020;

•	natural disasters or events that are severe enough to affect local and global economies or interfere with trade, such as the recent declared Novel Coronavirus pandemic; and
•	other political and economic factors.

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

While domestic and global economic growth resumed and has continued following the global financial crisis in 2008 and 2009, the continued sustainability of the international economic growth is uncertain particularly following the recent declaration of a Novel Coronavirus pandemic. Any slowdown or reversal of the U.S. and global trade growth could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•

Containerized cargo volume growth -- A contraction or slowdown in containerized cargo volume growth would likely create lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets.

•

Credit availability and access to equity markets -- Issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, a high level of volatility in the equity markets could make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted. In several of the years prior to 2017 the returns provided from lease transactions were lower due to increased competition in part caused by increased debt financing access for the container leasing industry. At the end of 2016, lower container returns coupled with the impact of Hanjin’s bankruptcy and lower residual values impacted our ability to meet the then prevailing financial covenant conditions in our lending facilities, required covenant amendments and limited our ability to access funds for investment in additional new containers for the first few months of 2017.

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

Most of these factors are beyond our control. In particular the price of steel declined materially in 2015 and continued to decline in the beginning of 2016 and this was a significant factor in the decline in new container prices and lease rates at that time. New container prices and lease rates reached historically low levels in the beginning of 2016, but starting in the second half of 2016 and until late 2018 steel prices, container prices and lease rates all increased materially. Since late 2018 steel prices, container prices and lease rates have generally all declined and demand for new containers has also declined. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies or container factories, overproduction of new containers by factories and the over-buying by shipping lines, leasing companies and tax-driven container investors. In 2012 and continuing in 2013 and 2014, container leasing companies, including us, raised substantial amounts of new funds in the debt and equity markets and were able to repeatedly refinance existing debt on ever more favorable terms. This increased availability and reduced cost of debt, which given a limited demand for containers, contributed to downward pressure on lease rates. The impact on us of the market downturn that ended in the second half of 2016 was more severe than in the past due to the substantial growth in our owned fleet in the past few years and the relatively high prices paid for new containers in the period from 2010 to 2012 that were initially leased at historically high rates on leases that matured during this period of low lease rates. If future market lease rates continue to decrease or return to historically low levels, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition. Container utilization rates for us and our competitors declined in 2019 but are currently at high levels by historical standards.  If future container utilization rates decrease, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition.

We face risks associated with re-leasing containers after their initial long-term lease.

We estimate the useful lives of our standard dry freight containers to be 13 to 14 years, open-top and flat-rack containers to be 14 to 16 years, refrigerated containers to be 12 years and tank containers to be 20 years. When we purchase newly produced containers, we typically lease them out under long-term leases with terms of 5 or more years at a lease rate that is correlated to the price paid for the container and prevailing interest rates. As containers leased under term leases are not leased out for their full economic life, we face risks associated with re-leasing containers after their initial long-term lease. If prevailing container lease rates decline significantly between the time a container is initially leased out and when its initial long-term lease expires, or if overall demand for containers declines, we may be unable to earn a similar lease rate from the re-leasing of containers when their initial term leases expire which could materially adversely impact our results and financial performance. Additionally, for containers purchased new in 2015 and 2016, many of these containers are on long-term leases with low per diems that are below current lease rates. Our ability to improve our financial performance depends in part on the ability to renew or re-lease these containers at the time of the expiration of their initial leases at higher rates than the per diems these containers were originally leased out. If container lease rates decline below levels that prevailed in 2015 and 2016 and we are unable to renew these leases at higher rates our financial results may not improve or may weaken.

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

Lease rates for new containers are positively but not exclusively correlated to the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. In the past five years, prices for new standard 20’ dry freight containers have moved in a wide range, with prices ranging between $1,185 and $2,363 during this time. Our average new container cost per CEU declined in 2019 compared to 2018 as container prices declined due to lower steel costs and lower container demand. Container prices have increased since 2016 but have generally declined since late 2018. However, in the beginning of 2020 we have seen price stabilization and increases. If new container prices decline, the lease rates achievable when older, off-lease containers are leased out will also decrease and the prices obtained for containers sold at the end of their useful lives may also decrease. From the beginning of 2013 until the second half of 2016 we saw new container pricing and the sale prices of our containers sold at the end of their useful lives decline and since late 2018 we have generally seen new container pricing and lease rates decline.  A decline in new container prices causes low market lease rates and low resale values for containers, which have and may in the future adversely affect our business, results of operations and financial condition, even if low new container prices allow us to purchase new containers at a lower cost. Our future financial performance and profitability depends in part on the lease rates increasing for current leases that expire during the several years as many of these leases were concluded with low initial lease rates. Low new container prices and lease rates will increase the difficulty of raising lease rates on long-term container leases that expire in the future.

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

Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers fluctuate and may be significant if we sell large quantities of used containers. In 2019, 2018 and 2017, we incurred approximately $14 million, $14 million and $4 million, respectively, of container impairments due to the fact that when we determined to dispose of containers their book value exceeded the fair market value.

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

In addition to disposing of our fleet’s used containers at the end of their useful life, we opportunistically purchase used containers for resale from our shipping line customers and other sellers. Shipping lines either enter into trading arrangements with us at the time they are ready to dispose of older containers or enter into purchase leaseback transactions with us where they sell us older containers and then lease them back until the shipping line is ready to dispose of the containers. We face resale price risk with both transactions since by the time the container is provided to us from the shipping line the prevailing prices for older containers may have declined from the value we assumed at the time of purchase.

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

Effective January 1, 2020, under the rules of the International Maritime Organization (“IMO”) the permitted level of sulphur oxide emissions from ships, including container ships, was reduced from 3.5% of emission mass to 0.5% of emissions mass. In order to comply with these regulations our shipping line customers are either switching to low sulphur diesel fuels, installing emissions scrubbers on vessels to remove sulphur oxide from emissions gases or switching to alternative fuels like natural gas for their ships. Shipping lines compliance strategies may include a mix of the compliance approaches and may evolve depending on the cost of complying with each approach. The cost for low sulphur diesel fuel is substantially more than what shipping lines previously paid for bunker fuel and it is expected that there may be shortages of low sulphur fuel initially in certain locations.  Installing gas scrubbers is an expensive capital expenditure to a ship and requires extensive retrofitting which removes vessels from service for a period of time.  As the rules have only recently become effective, it is difficult to predict what the long-term impact will be on our customers and us from these regulations. If the higher fuel and environmental compliance costs from these rules are not successfully passed on via higher freight rates to shippers, or if freight demand declines due to higher shipping costs, our shipping line customers’ financial performance may weaken and the risk of default by our customers could increase.  If higher freight rates cause lower cargo demand, the demand for our containers may decline and/or container lease rates and used container prices may decline, which would harm our business, results of operations and financial condition.

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

We experienced several lessee defaults in 2016, including the default of Hanjin discussed above, which severely negatively impacted our financial performance and we believe that there is the continued risk of lessee defaults in the future. In 2019 we also experienced lessee defaults, with the largest matter arising from fraudulent conduct by the owners of a regional shipping line. During the last several years shipping lines have made a number of efforts to raise freight rates on the major trade lanes, however rate increases have generally not been sustainable for long periods of time.  Excess vessel capacity due to new ship production, including the production of very large ships, and the re-activation of previously laid up vessels will continue to be a factor in the future, especially if older vessels are not scrapped. Major shipping lines are expected to be slightly profitable overall for 2019, however reliable information about the financial position and resources of many shipping lines can be difficult to obtain. While containerized trade grew in 2019, it was not sufficient to fully utilize vessel capacity and major shipping lines both took delivery of, and resumed ordering, large vessels. Existing excess vessel capacity and continued new vessel deliveries, especially the delivery of very large vessels, may continue to pressure freight rates for some time. The current level of excess vessel capacity may currently be artificially understated as a number of ships are out of service as they undergo retrofits for scrubbers to comply with the IMO 2020 sulphur oxide emissions rules noted above. Additionally, the commencement of various tariff and trade restriction actions between major trading nations in 2018 which continued and accelerated in 2019 has increased uncertainty about container trade growth and demand and may increase default risk if tariff actions continue and/or increase. While certain trade disputes were resolved at the end of 2019 the duration of these tariff actions may have altered trade pattern and may have lasting impacts on container demand. The implementation of low sulphur oxide emissions rules noted above may weaken the financial performance of our customers and increase their risk of default. The recent declaration of a Novel Coronavirus pandemic has added to uncertainty about container trade demand, freight rates and our lessees’ financial performance. As a result, we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults by our customers.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be recovered in locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. In recovery actions we must locate the containers and often need to pay accrued storage and handling charges to depots and terminals, which may include debts incurred by the defaulting shipping line. We also may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. These recovery and repair costs, and repositioning costs generally are reflected in our financial statements under container lessee default expense, net and direct container expense – owned fleet, respectively. Accordingly, the amount of our bad debt expense may not capture the total adverse financial impact on us from a shipping line’s default. For our owned containers, these costs directly reduce our income and for our managed containers, lessee defaults decrease rental revenue and increase direct container expense, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. In 2015 and 2016 we filed significant insurance claims for lessee defaults we experienced. We also filed a pending insurance claim for the regional shipping line default we experienced in 2019. As a result of these insurance claims, potential future insurance claims or changes in the perceived risk of providing default insurance, such insurance might not be available to us in the future on commercially reasonable terms or at all. In the renewals of our default insurance following the Hanjin bankruptcy, the policy premium has significantly increased and coverage has been reduced. In any insurance claim our insurers may not agree with our determination that we have suffered an insured loss or our calculation of the amount of the insured loss. Any such future defaults could harm our business, results of operations and financial condition.

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

Many of our customers are substantially dependent upon shipments of goods exported from Asia. From time to time, there have been health scares, such as the novel coronavirus outbreak in China in early 2020, Severe Acute Respiratory Syndrome and avian flu, financial turmoil, natural disasters and political instability in Asia. In the past, these events have adversely affect our container lessees and the general demand for shipping and have led to reduced demand for leased containers or otherwise caused adverse affects on us. Ongoing or future events such as these may have similar or worse impacts on our business.  Any reduction in demand for leased containers would harm our business, results of operations and financial condition.

Certain liens may arise on our containers.

Depot operators, manufacturers, repairmen, terminals, ship owners and transporters do come into possession of our containers from time to time and have amounts due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge the lien to take possession of our containers.

We derive a substantial portion of our lease billings from a limited number of container lessees, and the loss of, or reduction in business, by any of these container lessees could harm our business, results of operations and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of lease billings and cash flow from a limited number of container lessees. Lease billings from our 20 largest container lessees represented $546.4 million or 82.1% of the total fleet billings during 2019. Our two largest customers in 2019 were Mediterranean Shipping Company S.A., which accounted for $102.8 million or 15.4% and CMA-CGM S.A., which accounted for $87.3 million or 13.1% of our total fleet’s lease billings. Due to the ongoing consolidation in the shipping line industry, our 20 largest container lessees are becoming an increasing percentage of our total revenue, with correspondingly increased concentration of credit risk. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition. Our experience with the Hanjin bankruptcy is an example of the occurrence of one of these materially adverse events.

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

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is expected. In recent years two major German shipping lines have each acquired different South American shipping lines, a French shipping line acquired a Singaporean shipping line, two large Chinese shipping lines merged, a German shipping line merged with a Middle Eastern shipping line and a Danish shipping line acquired a German shipping line. Three major Japanese shipping lines also merged together. Additionally, Hanjin declared bankruptcy in August 2016, further reducing the number of large shipping lines. Historically, shipping lines have also formed a number of alliances to share vessel space and the creation of new alliances and changes in the membership of each alliance is ongoing. Consolidation of major container shipping lines and growth of alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. If shipping line alliances are effective at making shipping lines more efficient, this could reduce the demand for containers. The growth of alliances may add pressure to those shipping lines that do not join an alliance as they may find it more difficult to cost effectively serve shippers needs and/or shippers may choose to only ship cargo with alliances due to solvency concerns or otherwise. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt.  As of December 31, 2019, we had outstanding indebtedness of $3,827 million under our debt facilities. All of our outstanding indebtedness is secured debt collateralized primarily by our container assets and finance leases. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business.

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

Restrictions imposed by our secured debt facilities, revolving credit facilities, term loan and bonds may limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;
•	pay dividends on or redeem or repurchase our common shares;
•	enter into new lines of business;
•	issue capital stock of our subsidiaries;
•	make loans and certain types of investments;
•	incur liens;
•	sell certain assets or merge with or into other companies or acquire other companies;
•	enter into certain transactions with shareholders and affiliates; and
•	receive dividends, distributions or other payments from our subsidiaries.

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

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facilities and intend to use borrowings under our revolving credit facilities and our secured debt facilities for such funding in the future. All of our outstanding debt, other than the $1,693 million in aggregate principal amount under various asset backed notes and term loans is subject to variable interest rates. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. There can be no assurance that interest rate swaps and caps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate swaps and caps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

The phase out of the London Inter Bank Offered Rate, or LIBOR, may adversely impact us.

As noted above the substantial majority of our debt is variable rate debt and this debt is generally priced under rates that are indexed to LIBOR. LIBOR will be discontinued after 2021. We have floating rate debt agreements that will be outstanding after 2021 which have rates set under LIBOR. We must agree with our lenders for the repricing of this debt under a new rate index prior to the discontinuance of LIBOR. Our interest rate hedges and swaps are also priced according to LIBOR and will also be impacted by this matter. None of our current debt agreements provide for the mechanics of a transition to a new interest rate index and the debt markets acceptance of a replacement for LIBOR is uncertain and evolving. Given the amount of our floating rate debt and our significant annual interest expense, the impact of the discontinuance of LIBOR may adversely effect us and our financing structure.

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

A substantial portion of our containers are used in trade involving goods being shipped from the People’s Republic of China (the “PRC” or “China”) and other Asian countries to the United States, Europe, Latin America or other regions and within Asia. The willingness and ability of international consumers to purchase foreign goods is dependent on political support, in the United States, Europe Latin America and other countries, for an absence of government-imposed barriers to international trade in goods and services. For example, international consumer demand for foreign goods is related to price; if the price differential between foreign goods and domestically-produced goods were to decrease due to increased tariffs on foreign goods, strengthening in the applicable foreign currencies relative to domestic currencies, rising wages, increasing input or energy costs or other factors, demand for foreign goods could decrease, which could result in reduced demand for intermodal container leasing. A similar reduction in demand for intermodal container leasing could result from an increased use of quotas or other technical barriers to restrict trade. In 2018 a number of major trading economies implemented and increased tariffs and other trade restrictions and significant renegotiations of existing trade agreements commenced. This continued in 2019 with partial resolutions to certain disputes seen at the end of the year, however it is too soon to tell if trade growth will promptly resume. If these trade restrictions and tariffs continue or increase it may materially impact container demand and change trade patterns.

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

Ownership of containers entails greater risk than management of containers for container investors. In 2019, the percentage of containers in our fleet that we own increased from 78.9% at the beginning of the year to 85.4% at the end of the year. In the years prior to 2017 we have consistently increased the number of owned containers in our fleet as a percentage of the total fleet, however in 2017 we assumed management of a large fleet from an insolvent leasing company which caused the owned percentage of our fleet to decline a few percentage points. In December 2019 we purchased the fleet of containers we previously managed for Leased Assets Pool Company Limited, an affiliate of Trencor and this was primarily responsible for the increase in our owned fleet percentage in 2019. In October 2018 we purchased the 75% of TW Container Leasing Limited that we did not own from an affiliate of Wells Fargo and this caused the owned percentage of our fleet to increase 2 percentage points. The increased number of containers in our owned fleet increases our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales prices upon the disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, add third party container investors and/or acquire other fleets.

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

The availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. Three major manufacturers have approximately 80% of that industry’s market share. Additionally, one of the major container manufacturers is under common ownership with a large container lessor, which may impact our ability to competitively source containers from this manufacturer. This market structure and the commodity inputs used in manufacturing have led to significant variability in container prices. In particular, the increased focus on environmental matters in China may reduce the supply (and increase the cost) of steel and other raw materials used in our containers and the mandatory use of water borne paint by all container factories in China has already increased the cost of containers and created container production constraints. If an increased cost of purchasing containers is not matched by a corresponding increase in lease rates, or if we have difficulty in sourcing containers, our business, results of operations and financial condition would be harmed.

Sustained reduction in the production of new containers could harm our business, results of operations and financial condition.

Container manufacturing shutdowns in China in the wake of the financial crisis drastically reduced the production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.0% in 2010 and 8.6% in 2011. During the period of shutdowns, container manufacturers lost up to 60% of their skilled work force, and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011 and continued steady production from 2012 through 2019, if there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

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

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. Some of these competitors may have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could, if leased, lead to significant downward pressure on per diem rates, margins and prices of containers. Competition among container leasing companies depends upon many factors, including, among others: per diem rates; supply reliability; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. In recent years several container leasing companies have acquired other container lessors and we may face increased competition from these merged firms. Following the completion of each consolidation, the new entity may face further pressure for fleet growth and may compete even more aggressively, causing further declines in rental rates available from container leases. New entrants into the leasing business may be attracted by the historically high rate of containerized trade growth, access to the capital markets and low pricing for containers. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. Additionally, the management agreements under which we manage containers for other parties do not restrict these container investors from having other container fleets managed by competing leasing companies or from directly competing with us.

Our lessees may decide to buy, rather than lease their containers.

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than to buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. In part due to constraints on their financing and need to allocate capital to new ship purchases and port terminals, in recent years, shipping lines have generally reduced their purchases of new containers. In 2019 we believe that about 60% of all shipping containers were purchased by leasing companies. Although we believe that this percentage should somewhat rebalance itself we still expect leasing companies to be a major purchaser of the new containers to be produced. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased repositioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

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

Changes in the political leadership of the PRC may have a significant effect on laws and policies that impact economic growth and trade and the corresponding need for containers to ship goods from the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion, remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation of or increases in such disparities could affect the political or social stability of the PRC. Furthermore, the current high level of debt by some companies in China may lead to defaults which may not be supported by the Chinese government. In recent years the rate of economic growth in the PRC has declined. Additionally, government policies that reduce the emphasis on manufacturing and increase priorities for domestic consumption and services may alter trade patterns and dampen demand for containers. Chinese government environmental policies and practices may reduce steel production which would impact container costs and may limit factory production, which could impact trade growth and container demand.

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2019, approximately 29.6% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. All container manufacturing facilities from which we purchased our containers in 2019 are located in the PRC. A reduced rate of economic growth, changes to economic or trade policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 77% of our direct container expenses -owned fleet were denominated in U.S. dollars for the year ended December 31, 2019. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2019, 2018 and 2017, 23%, 21%, and 25%, respectively, of our direct container expenses – owned fleet were paid in up to 20 different foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income. While the prices of the used containers we trade or dispose are primarily quoted and billed in U.S. Dollars, declines in the currencies where these containers are sold relative to the U.S. Dollar can serve to reduce the market prices for used containers, which will decrease our net income. We do not engage in foreign currency hedging activities which might reduce the volatility associated with exchange rates.

The international nature of the container shipping industry exposes us to numerous risks.

We are subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

•	regional or local economic downturns;
•	fluctuations in currency exchange rates;
•	changes in governmental policy or regulation;
•	restrictions on the transfer of funds or other assets into or out of different countries;
•	import and export duties and quotas;
•	domestic and foreign customs, tariffs and taxes;
•	war, hostilities and terrorist attacks, or the threat of any of these events;
•	government instability;
•	nationalization of foreign assets;
•	government protectionism;
•	compliance with export controls and economic sanctions, including those of the U.S. Department of Commerce and the U.S. Treasury or other governments;
•	compliance with import procedures and controls, including those of the U.S. Department of Homeland Security or other governments;
•	consequences from changes in tax laws, including tax laws pertaining to the container investors;
•	potential liabilities relating to foreign withholding taxes;
•	labor or other disruptions at key ports;
•	difficulty in staffing and managing widespread operations; and
•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in various jurisdictions.
•	Outbreaks of regional or international epidemics or pandemics such as a Coronavirus or SARS.

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

The efficient operation of our business is highly dependent on our proprietary information technology systems. We rely on our systems to record transactions, such as repair and depot charges, purchases and disposals of containers and movements associated with each of our owned or managed containers. We use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio, reduce costs and improve customer service. We also rely on these systems for the accurate tracking of the performance of our managed fleet for each container investor. In 2020 we commenced efforts to replace several legacy computer systems that are central to our business operations. The failure of our systems to perform as we expect, or any failure to successfully replace our legacy systems, could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. Our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses or cyber-attacks. Even though we have developed redundancies and other contingencies to mitigate any disruptions to our information technology systems, these redundancies and contingencies may not completely prevent interruptions to our information technology systems. In recent years we have moved various information technology systems and data to cloud-based storage providers and software vendors. We face additional risks from relying on third parties to store, process and manage our data and software. Any such interruptions could harm our business, results of operations and financial condition.

Cyber attacks and/or information technology security breaches on us or our customers could materially and adversely affect us.

If we, our customers or other third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents that cause system failure, downtime, or the loss of sensitive data, we may incur substantial costs and suffer other negative consequences.  Our ability to handle the delivery and return of containers, lease billing, and the sale of older containers is dependent on the stable operation of our information technology systems.   Our customers’ ability to generate revenue and make timely payments to us is similarly dependent on the stable operation of their information technology systems.  Successful breaches, employee malfeasance, or human or technological error could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of company, customer, or other third party data or systems; theft of sensitive, regulated, or confidential data; the loss of access to critical data or systems through ransomware, destructive attacks or other means; and business delays, service or system disruptions or denials of service.

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

We entered into a tank container management agreement with Trifleet Leasing (The Netherlands) B.V. (“Trifleet”) in June 2013. Under this agreement, we invest funds with Trifleet for the purchase and leasing of tank containers. Trifleet is our exclusive manager for investments in tank containers. Intermodal tank containers are used for the transport and storage of liquid foodstuffs, chemicals and gases. This is a specialized market subject to a number of regulations and strict operating procedures. As Trifleet is investing funds on our behalf in tank containers, our return on any investments under this management agreement are highly reliant on their skill and performance, as well as, the overall investment climate for tank containers. While we approve of the amounts committed under the management agreement, Trifleet selects the lessees, negotiates lease terms, determines equipment specifications, negotiates equipment orders and supervises production, and is responsible for all other management activities including customer billing, equipment return, re-leasing, maintenance and repairs. If Trifleet or the tank container market does not perform as we anticipate, we may not receive adequate returns on our investment and our results could be materially impacted. Additionally, given the nature of tank containers and their cargos, our ownership of tank containers could expose us to different and additional risks than we generally face as the owner and lessor of dry freight and refrigerated containers. While lessees, Trifleet and ourselves all maintain insurance, and lessees agree to accept liability for claims caused by the operation of tank containers, this may still be inadequate to shield us from costs and liability from any claims arising from tank containers that we own pursuant to the Trifleet management agreement.

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

Based upon the nature of our business activities, we could become classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to direct or indirect U.S. investors in our common shares. For example, if we are a PFIC, our U.S. investors could become subject to increased tax liabilities under U.S. tax laws and regulations and could become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either:

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

Under the PFIC rules, unless a U.S. investor is permitted to and does elect otherwise under the Internal Revenue Code, such U.S. investor would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the investor’s holding period for our common shares. Based on the composition of our income, valuation of our assets, and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes, we do not believe we were a PFIC for any period after our initial public offering (“IPO”) date and we do not expect that we should be treated as a PFIC for our current taxable year. However, there can be no assurance at all in this regard. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the U.S. Internal Revenue Service (“IRS”) may challenge our determination concerning our PFIC status.

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

A portion of our income is treated as effectively connected with our conduct of a trade or business within the U.S., and is accordingly subject to U.S. federal income tax. It is possible that the IRS may challenge that a greater portion of our income is effectively connected income that should be subject to U.S. federal income tax.

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

These OECD tax reform initiatives also need local country implementation, including in the Bermuda and U.S., which may result in significant changes to established tax principles. In response to EU efforts to investigate the tax policies of non-EU jurisdictions, effective December 31, 2018 Bermuda adopted the Economic Substance Act of 2018, which requires that Bermuda registered entities engaged in certain relevant activities (which include finance, leasing and shipping) maintain sufficient economic substance and activities in Bermuda. The failure to comply with the Economic Substance Act may result in fines and penalties and ultimately the striking off of an entity from the Bermuda corporate register. The Economic Substance Act took effect on July 1, 2019 and additional guidance is expected from the Bermuda government about the implementation of, and compliance with, the Act. We may be unable to comply with the Economic Substance Act or compliance with the act may materially adversely impact our operations and results.  Penalties for noncompliance could adversely affect our operations and results.

In addition, in the U.S., the U.S. Tax Cuts and Job Act of 2017 was signed into law on December 22, 2017 (the “New Tax Act”), which includes substantial changes to the U.S. taxation of individuals and businesses. The New Tax Act also establishes new tax laws that will affect our operations, including, but not limited to, (1) reduction of the U.S. federal corporate tax rate; (2) elimination of the corporate alternative minimum tax; (3) the creation of the base erosion anti-abuse tax (“BEAT”), a new minimum tax on taxable income adjusted for certain base erosion payments; (4) a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries; (5) a new provision designed to currently tax certain global intangible low-taxed income (“GILTI”) of controlled foreign corporations, which allows for the possibility of using foreign tax credits (“FTCs”) and a deduction of up to 50% to reduce this income tax liability (subject to some limitations); (6) a new limitation on deductible interest expense; (7) limitations on the deductibility of certain executive compensation; (8) limitations on the use of FTCs to reduce the U.S. income tax liability; and (9) limitations on net operating losses generated in the taxable years beginning after December 31, 2017, to 80% of taxable income. Our financial statements for the year ended December 31, 2019 reflect the effects of the New Tax Act based on current guidance. However, there are uncertainties and ambiguities in the application of certain provisions of the New Tax Act, and as a result we made certain judgments and assumptions in the interpretation thereof. The U.S. Treasury Department and the Internal Revenue Service may issue further guidance on how the provisions of the New Tax Act will be applied or otherwise administered that differs from our current interpretation. In addition, the New Tax Act could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on us. As we further analyze the impact of the New Tax Act and collect relevant information, we may make adjustments to the provisional amounts.

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

We have significant net operating loss carry-forwards in the United States. As of December 31, 2019, we had net operating loss carry-forwards relating to U.S. federal income taxes; $108,014 which will begin to expire from December 31, 2020 through December 31, 2037 if not utilized and $20,351 has no expiration date.

In the United States, utilization of these net operating loss carry-forwards for federal income tax purposes may be subject to an annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change within the meaning of Section 382 occurs if a transaction or series of transactions over a three-year period result in a cumulative change of more than 50% in the beneficial ownership of a company’s stock. We do not believe we have a limitation on the ability to utilize our net operating loss carry-forwards under Section 382 as of December 31, 2019. However, issuances, sales and/or exchanges of our stock (including, potentially, relatively small transactions and transactions beyond our control) occurring after December 31, 2019, taken together with prior transactions with respect to our stock over a three-year period, could trigger an ownership change under Section 382 in the future and therefore a limitation on our ability to utilize our net operating loss carryforwards. Any such limitation could cause some loss carryforwards to expire before we would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of our tax assets or both.  Furthermore, net operating losses generated subsequent to December 31, 2017 are subject to the New Tax Act, which removes net operating loss expirations, but limits utilization against 80% of taxable income.

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

In August 2018, our current President and CEO, Olivier Ghesquiere, assumed this position upon the retirement of Philip Brewer, our former President and CEO.   In October 2018, our Executive Vice President and CFO, Michael Chan, assumed this position upon the departure of our former Executive Vice President and CFO, Hilliard Terry.  We face risks from the changes in senior management and our performance will depend on the success of our management transition and the integration of these personnel into their new roles with the Company.

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

Container production also raises environmental concerns. The floors of dry freight containers are plywood typically made from tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials. New woods or other alternatives have not proven their durability over the typical life of a dry freight container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted. The insulation foam in the walls of certain refrigerated containers requires the use of a blowing agent that contains CFCs. Manufacturers are phasing out the use of this blowing agent in manufacturing, however, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices. EU regulations currently restrict the sale or use of refrigerated containers manufactured with the CFC containing blowing agent and strict enforcement of these regulations could impact our ability to lease or sell these refrigerated containers in EU countries. The container industry in China has always used solvent-based paint systems. Regulations in China for the container industry required stopping the use of solvent-based paint systems in 2017, due to the restrictions on volatile organic compounds used in solvent-based paints. To comply with the new regulations, new water borne paint systems were developed and are being used by container manufacturers. The use of water borne paint systems has required significant factory investment and it is problematic to apply water borne paint during the winter in colder parts of China. The conversion to water borne paint impacts factory capacity, increase the cost of containers and require greater investment by us in container inspection and factory supervision. The industry does not have significant years of experience with water borne paint and the long term durability of water borne paint may not be the same as solvent based paint which could impact the useful life and resale value of containers with water borne paint.

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

We eliminated our dividend payment in the fourth quarter of 2016. We may not be able, or may choose not to reinstate our dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year, in each quarter of a year, or pay any specific amount of dividends. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) TL’s revolving credit facilities or term loan, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction, suspension or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends as permitted under our lending agreements.

We face risks from our share repurchase program.

In September 2019 we announced a share repurchase program to repurchase up to $25 million of our shares and in March 2020 we announced an increase by another $25 million of our shares. Purchases under this program are at our discretion and we may not purchase all $50 million of shares under the program.  This program may be reduced or terminated at any time by us.  Share repurchases may reduce our financial flexibility, limit our ability to reduce debt, limit our ability to resume a dividend program and may reduce our funds available for container investments. Using funds to repurchase shares could cause our debt to equity ratio to increase and may impair our ability to comply with the financial covenants in our debt agreements. Share repurchases may also reduce the number of shares available for other investors to purchase in the market which could add to share price volatility for our stock. We face these and other risks related to share repurchases. During 2019, the Company repurchased approximately 879,000 shares for a total amount of approximately $8.6 million. The Company did not repurchase any of its common shares during 2018 and 2017.

Future changes in accounting rules could significantly impact how we, our managed fleet container investors and our customers account for our leases.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under this new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. Lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The guidance is effective for interim and annual periods beginning after December 15, 2018 and early application is permitted. Additionally, IFRS has issued similar changes to lease accounting under IFRS 16 Leases. Because the new leasing guidance virtually eliminates for lessees the financial statement benefit of entering into operating leases, it could change the way we and our customers conduct our businesses. Future changes in accounting rules will also impact container investors whose containers are managed by us.  The accounting of these changes could make it more difficult for such container investors to raise funding and may also make managed container programs less attractive to container investors.

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

The market price of our common shares has been, and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from an intra-day low of $4.23 per share to an intra-day high of $43.96 per share. If the market price of the shares declines significantly, the value of an investment in our common shares would decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

•	variations in our quarterly operating results;
•	failure to meet analysts’ earnings estimates;
•	publication of research reports about us, other intermodal container lessors or the container shipping industry or the failure of securities analysts to cover our common shares or our industry;
•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;
•	changes in our dividend payment or share repurchase policies or failure to execute our existing policies;
•	actions by shareholders;
•	changes in market valuations of similar companies;
•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;
•	speculation in the press or investment community;
•	changes or proposed changes in laws or regulations affecting the container shipping industry or enforcement of these laws and regulations, or announcements relating to these matters; and
•	impact of global financial crises or stock market disruptions.

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

We face risks related to our dual listing on the Johannesburg Stock Exchange and our relationship with Trencor.

Trencor Limited, a company traded on the Johannesburg Stock Exchange (the “JSE”) in South Africa, owned approximately 47.5% of our issued and outstanding common shares. In December 2019 we commenced a secondary, or dual, listing of our common shares on the JSE under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and these shares are now trading on the JSE. Trencor retained 3.0 million, or approximately 5.3%, of our common shares as of December 31, 2019.  Two of our eight directors are also directors of Trencor. These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us as well as Trencor. We have no agreements with Trencor that limit or restrict its ability to sell or transfer its remaining shares in us. Any sale or transfer of some or all of the common shares owned by Trencor or our other large South African shareholders could adversely affect our share price.

While our primary listing remains on the New York Stock Exchange, or NYSE, and we follow the corporate governance requirements applicable to a Bermuda company listed as a foreign private issuer on the NYSE, holders of our TXT shares on the JSE, including possibly Trencor, may seek to impose on us some or all of the corporate governance practices applicable to South African companies which may result in constraints on management and may involve significant costs.  These include the King IV Report on Corporate Governance, a document accepted by the JSE and promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civil society and the environment); and the state.

Any future issuance of securities by us on the JSE would be subject to compliance with JSE rules and subject to review by the JSE and possibly South African exchange control regulations. These requirements could restrict or limit our ability to issue new shares in South Africa.  If a significant percentage of our shares remain on the JSE, limits on our ability to issue new equity in South Africa could materially impact our ability to access capital for growth and negatively impact our business.

If we are unwilling or unable to comply with the current or future continuing listing requirements of the JSE we may have our shares delisted from the JSE.  The JSE is the primary stock exchange in South Africa and there are restrictions on South African investors holding securities outside South Africa, including on the NYSE.  A delisting from the JSE might cause significant sales of our common shares and negatively impact the price of our common shares on the NYSE.  If we wish to voluntarily delist our shares from the JSE we may be required to provide a cash tender offer to all holders on the JSE and we may be unwilling or financially unable to do, which could limit our ability to avoid negative share price impacts from any delisting of our shares on the JSE.

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

We are a foreign private issuer and, as a result, under NYSE rules, we are not required to comply with certain corporate governance requirements.

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

Sales of substantial amounts of common securities into the public market, or the perception that such sales will occur, may cause the market price of our common shares to decline significantly. In September 2012, we completed a sale of 8,625,000 common shares, including 2,500,000 common shares offered by a selling shareholder, Halco. The price of our shares could be negatively impacted if we undertake additional offerings to sell securities. In addition, at our 2018 Annual General Meeting our shareholders approved an amendment and restatement of the 2015 Share Incentive Plan as the 2019 Share Incentive Plan and to increase the maximum number of our common shares issuable pursuant to such plan by 2,500,000 shares and to extend the term of such plan for ten years from the date of the annual meeting of shareholders. The common shares to be issued pursuant to awards under our 2019 Share Incentive Plan have been registered on registration statements on Form S-8 filed with the Securities Exchange Commission and, when issued, will be freely tradable under the Securities Act of 1933.

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

As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. or South African corporation.

The Companies Act 1981 of Bermuda, as amended (the “Companies Act”), applies to our company and differs in material respects from laws generally applicable to U.S. or South African corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in you having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation listed on NYSE or a South Africa corporation listed on the JSE. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

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

Textainer Group Holdings Limited’s common shares are primary listed on the NYSE under the symbol “TGH”. The Company’s common shares are secondary listed on the JSE in Johannesburg, South Africa under the symbol “TXT”. Textainer Group Holdings Limited’s headquarters office is located at Century House, 16 Par-La-Ville Road, Hamilton HM 08 Bermuda and our telephone number is (441) 296-2500. Our agent in the United States is Daniel W. Cohen, Textainer Group Holdings Limited, c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, CA 94108.

At December 31, 2019, Textainer Group Holdings Limited had two directly-owned subsidiaries:

•	Textainer Equipment Management Limited (“TEML”), our wholly-owned subsidiary incorporated in Bermuda, which together with its four wholly-owned subsidiaries (see Item 4 (C), “Organizational

Structure”) provides container management, acquisition and disposal services to affiliated and unaffiliated container investors; and
•	Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via six subsidiaries:
•	Textainer Marine Containers II Limited (“TMCL II”), a Bermuda company which is wholly-owned by TL;
•	Textainer Marine Containers V Limited (“TMCL V”), a Bermuda company which is wholly-owned by TL;
•	Textainer Marine Containers VI Limited (“TMCL VI”), a Bermuda company which is wholly-owned by TL;
•	Textainer Marine Containers VII Limited (“TMCL VII”), a Bermuda company which is wholly-owned by TL;
•	Leased Assets Pool Company Limited (“LAPCO”), a Bermuda company which is wholly-owned by TL; and
•

TAP Funding Ltd. (“TAP Funding”), a Bermuda company in which TL and TAP Limited (“TAP”) hold common shares of 50.1% and 49.9%, respectively, and voting rights of 66.7% and 33.3%, respectively (see Note 1 “Nature of Business and Summary of Significant Accounting Polices” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information).

Our internet website address is www.textainer.com. The information contained on, or that can be accessed through, our website is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

Significant Events

In August 2016, Hanjin Shipping company Co., Ltd (“Hanjin”), filed for bankruptcy. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income. The Company entered into a final agreement with the insurance companies on December 31, 2018 and the total remaining payments of $9,814 for the Company’s owned fleet were received in January and early February 2019. As of December 31, 2019, there is no insurance receivable for the Company’s owned fleet related to this bankrupt customer. In 2019, the Company received a net cash distribution of $14,881 from the Hanjin bankruptcy estate for its owned fleet. (see Note 3 “Insurance Receivable and Impairment” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In October 2018, TL entered into an agreement to purchase 75% of the total outstanding common shares of TW Container Leasing, Ltd. (“TW”) from Wells Fargo Container Corp. (“WFC”) for a cash consideration of $29,658 (see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In January 2019, the Company dissolved its wholly-owned subsidiary, TW (see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In April 2019, TMCL VII issued $328,900 aggregate Class A principal amount and $21,100 aggregate Class B principal amount of Series 2019-1 Fixed Rate Asset Backed Notes (“TMCL VII 2019-1 Bonds”). Proceeds from 2019-1 Bonds was primarily used to pay down debt in our secured debt facility and revolving credit facility (see Note 9 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In September 2019, the Company announced that Trencor Limited (“Trencor”), a company publicly traded on the JSE in Johannesburg, South Africa under the symbol “TRE” and the former holder of 27.2 million common shares or approximately 47.5% of the Company's issued and outstanding common shares, filed with the JSE a circular (the "Trencor circular") requesting that Trencor's shareholders approve the unbundling of Trencor's shares in Textainer.  The Trencor circular was approved by Trencor's shareholders in October 2019 and the Trencor share unbundling was implemented in December 2019.

In December 2019, the Company filed a Pre-Listing Announcement with the JSE to commence a secondary, or dual, listing of the Company's common shares on the Main Board of the JSE under the share code "TXT" with commencement of trading on December 11, 2019.  The secondary listing was not in connection with any current capital raising effort.

In December 2019, the Company entered into a stock purchase agreement with TAC Limited, a wholly-owned subsidiary of Trencor, to purchase LAPCO. The purchase price consideration consisted of $65,527 in cash paid to TAC Limited, cash amounts paid by the Company to fully repay LAPCO’s debt facility of $126,289 and transaction costs incurred to complete the transaction of $104. The Company repaid LAPCO's existing debt at the closing by refinancing this debt in the Company's existing revolving credit facility.  LAPCO owned a fleet of approximately 161,000 TEU of intermodal containers managed by the Company and approximately 3,000 TEU of containers managed by other container lessors (see Note 4 “LAPCO Acquisition” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

Principal Capital Expenditures

Our capital expenditures for containers in our owned fleet and fixed assets during 2019, 2018 and 2017 were $748.4 million, $854.4 million and $300.1 million, respectively. We received proceeds from the sale of containers and fixed assets during 2019, 2018 and 2017 of $150.7 million, $147.3 million and $135.3 million, respectively.

As all of our containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of our long-lived assets are considered to be international with no single country of use. Our capital requirements are primarily financed through cash flows from operations and our debt facilities.

B.	Business Overview

Our Company

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.3 million containers, representing 3.5 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking.

We lease containers to approximately 250 shipping lines and other lessees, including almost all of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have on average been our customers for 30 years.

We have provided an average of approximately 250,000 TEU of new containers per year for the past five years and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of approximately 140,000 containers per year for the last five years to more than 1,500 customers.

We provide our services worldwide via an international network of 14 regional and area offices and almost 500 independent depots.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2019, we owned containers accounting for approximately 85% of our fleet.
•

Container Management.  As of December 31, 2019, we managed containers on behalf of 14 unaffiliated container investors, providing acquisition, management and disposal services. As of December 31, 2019, total managed containers accounted for approximately 15% of our fleet.

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

Our total revenues primarily consist of leasing revenues derived from the lease of owned and managed containers. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates, utilization and direct costs. Our operating costs primarily consist of depreciation, container impairment, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

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

For 2019, our income from operations was $222.7 million and income before income tax and noncontrolling interests was $58.5 million. During 2019, the average utilization of our owned fleet was 97.4%. For geographic and financial information relating to each of our reportable operating segments, see Note 10 “Segment Information” in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

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

According to Drewry Maritime Research, as of December 2018, leasing companies owned approximately 53% of the total worldwide container fleet of 41.6 million TEU. We estimate that leasing companies owned approximately 22.1 million TEU, or approximately 53% of the total worldwide container fleet, as of end of 2019. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory.  In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing their flexibility to manage the availability and location of containers;
•	increasing their ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Lunar New Year; and
•	reducing their capital expenditures.

Based on industry analyst reports from early 2020, we expected 2020 new dry freight container production to reach 2.5 million TEU of dry van as opposed to an estimated of 2.3 million TEU in 2019. We expected lessors to continue to purchase 60% of the total production which is higher than the historical average while shipping lines focus on investing in ships and compliance with the low sulphur emissions rules of the International Maritime Organization that became effective in January 2020 (“IMO 2020”).  Global demand growth for shipping is expected to slow with the overall market dominated by trade uncertainty and the recent declaration of a Novel Coronavirus pandemic, which will lead to slower overall GDP growth in 2020. The impact of the Novel Coronavirus and lower global GDP may result in lower container production than forecast at the start of 2020 and may alter the percentage of total production purchased by lessors. While new production inventory is currently below 800,000 TEU, depot inventory has remained relatively flat at very reasonable levels as evidenced by the continued high utilization rates throughout the industry. Deliveries of mega ships and introduction of IMO 2020 are expected to continuously generate a positive impact on leased container demand in 2020; however, the impact of Novel Coronavirus and lower global GDP on our industry is uncertain.

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

According to Drewry Maritime Research, intermodal leasing companies, as ranked by total TEU, are as follows (1):

Company	TEU (000's)	Percent of Total
Triton International Limited (2)	6,061	27.5%
Florens Leasing	3,800	17.2%
Textainer (3)	3,501	15.9%
SeaCo Global	2,305	10.5%
CAI International, Inc. (2)	1,681	7.6%
Beacon Intermodal Leasing	1,495	6.8%
SeaCube Container Leasing Ltd.	1,157	5.2%
Touax Global Container Solutions	460	2.1%
Blue Sky Intermodal	378	1.7%
UES International	313	1.4%
Other	900	4.1%
Grand Total	22,051	100.0%

(1)	All companies’ information at December 2018, except as otherwise noted.
(2)	Triton’s and CAI’s fleet at December 31, 2019, according to their most recent published information.
(3)	Textainer Group’s owned and managed fleet at December 31, 2019.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage, including:

One of the Largest Container Lessors in the Industry. We operate one of the world’s largest fleets of leased intermodal containers, with a total fleet of approximately 2.3 million containers, representing 3.5 million TEU, as of December 31, 2019. We provide our services worldwide via a network of regional and area offices and independent depots. We have been one of the largest buyers of new containers purchasing an average of almost 250,000 TEU per year for the last five years and are also one of the largest sellers of used containers, selling an average of approximately 140,000 containers per year for the last five years. Our consistent presence in the market buying and selling containers provides us with broad market intelligence, and valuable insight into the demand patterns of our shipping line customers and resale container buyers.

Proven Ability to Grow Our Fleet Over Time. Our ability to invest in our fleet has allowed us to become one the world’s largest container lessors. We have demonstrated our ability to increase the size of our container fleet by purchasing containers from manufacturers and by acquiring existing container fleets or their management rights. Over the past 21 years, we have acquired the rights to manage over 1,500,000 TEU from former competitors and we have acquired approximately 885,000 TEU of containers from our managed fleet. As one of the largest buyers of new containers, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to reliably purchase containers during periods of high demand.

Ability to Generate Attractive Returns Throughout the Container Life-Cycle. One of our major strengths is our demonstrated ability to generate attractive revenue streams throughout the economic life of a container in marine service and upon resale of the container at the end of its marine service life. At the end of a lease, we generally have the ability to either negotiate an extension of the lease term or to take back the container and re-lease or sell it maximizing the container’s return. We focus on renewing or extending our long-term container leases beyond their expiration dates (typically three to five years from the start of the lease). In addition, we attempt to negotiate favorable return provisions on all leases and maintain an active presence in the master and spot lease markets. This flexibility, coupled with our international coverage, organization and resources, allows us to deploy containers to those markets where we can re-lease or sell them on comparatively attractive terms, thereby optimizing our returns and the residual value of our fleet.

Strong Long-Standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. We lease containers to approximately 250 shipping lines and other lessees, including almost all of the world’s top 20 container lines, as measured by vessel fleet size in TEU and we have sold containers to an average of more than 1,500 resale customers for the last five years. We believe our ability to consistently supply containers in locations where our customers need them makes us one of the most reliable lessors of containers. Our top 20 customers, as measured by revenues, have on average been our customers for 30 years.

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

Pursue Attractive Container Related Acquisition Opportunities. We will continue to seek to identify and attempt to acquire attractive portfolios of containers and companies to allow us to grow our fleet profitably. We believe that the consolidation trend in our industry will continue and may offer us future growth opportunities. We also believe that current economic conditions may result in potential acquisition opportunities, including the purchase and leaseback of customer-owned containers. Purchase and leaseback transactions can be attractive to our customers because they free up cash for other capital needs. These transactions enable us to buy attractively priced containers and at the same time place them on leases for the remainder of their marine service lives.

Focus on Maintaining High Levels of Utilization, Prioritize Profitability and Operating Efficiency. We will continue to target higher utilization. We will prioritize profitability with attractive yields on our assets through our disciplined focus on optimal lease pricing, longer-term leases and portfolio management. As of December 31, 2019, approximately 86% of our total on hire fleet (based on total TEU) was on long-term and finance leases, compared to approximately 76% ten years ago. We also drive operating efficiency by maintaining a low-cost structure, having brought down our fleet management cost per CEU per day by approximately 20% over the 10 years ended December 31, 2019. We believe that we can grow our fleet without a proportionate increase in our headcount, thereby improving our profitability by spreading our operating expenses over a larger revenue base.

Extend the Lease of In-fleet Containers. Since many shipping lines must utilize capital to finance vessels, it is possible that some will conclude in 2020, as they did in prior years, that it is more cost-effective to extend leases of in-fleet containers than either buy containers or lease new containers.

Grow Our Container Resale Business. We sell containers to optimize their residual value in multiple markets, including locations with low lease-out demand. In order to improve the sales price of our containers, we often move them from the location where they are returned by the lessee to another location that has a higher market price. We benefit not only as a result of the increased sales price but also because we often receive rental revenue from a shipping line for the one-way lease of the container. We also buy and resell containers from shipping line customers, container traders and other sellers of containers. We attempt to improve the sales price of these containers in the same manner as with containers from our fleet.

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

Operations

We operate our business through a network of regional and area offices and independent depots.  We maintain three regional offices as follows:

•	Americas Region in Cranford, New Jersey, USA responsible for North and South America;
•	European Region in New Malden, UK responsible for Europe, the Mediterranean, the Middle East, and Africa; and
•	Asian Pacific Region in Singapore, responsible for Asia and Australia.

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

Our Container Fleet

As of December 31, 2019, we operated 3,500,812 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of approximately 250,000 TEU of new containers per year over the past five years. Our ability to invest in our fleet on a consistent basis has been instrumental in becoming one of the world’s largest container lessors. The containers that we lease are either owned outright by us or owned by third parties and managed by us. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers as of December 31, 2019:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,775,180	490,710	3,265,890	2,489,663	436,871	2,926,534
Refrigerated	158,691	9,993	168,684	641,190	40,498	681,688
Other specialized	56,301	9,937	66,238	88,061	14,869	102,930
Total fleet	2,990,172	510,640	3,500,812	3,218,914	492,238	3,711,152
Percent of total fleet	85.4%	14.6%	100.0%	86.7%	13.3%	100.0%

The amounts in the table above did not change significantly from December 31, 2019 to the date of this Annual Report on Form 20-F.

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

Term leases

Term leases (also referred to as long-term leases) provide a customer with a specified number of containers for a specified period, typically for 5 or more years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease.  Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives rather than for a specified period.  Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers.  Term leases provide us with enhanced cash flow certainty due to their extended duration but carry lower per diem rates than other lease types. As of December 31, 2019, 75.1% of our total on-hire fleet, as measured in TEU, was on term leases.

As of December 31, 2019, our term leases had an average remaining duration of 3.1 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, for leases that are not extended our containers typically remain on-hire at the contractual per diem rate for an average of an additional 11 months beyond the end of the contractual lease term. For additional information about the minimum future rentals under the long-term leases for our owned and managed fleet at December 31, 2019, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off location limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. As of December 31, 2019, 12.4% of our total on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2019, 2.1% of our total on-hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to twelve years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under other leases. Finance leases require the lessee to keep the containers on lease for the entire term of the lease. As of December 31, 2019, approximately 10.4% of our total on-hire fleet, as measured in TEU, was on finance leases with an average remaining term of 8.5 years.

Maintenance, Repair and Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2019, DPP revenue was 2.5% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers.

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

Re-leasing, Logistics and Depot Management

We believe that managing the period after termination of our containers’ first lease is one of the most important aspects of our business. The container shipping industry is characterized by large regional trade imbalances, with loaded containers generally flowing from export-oriented economies in Asia to North America and Western Europe. Because of these trade imbalances, container shipping lines have an incentive to return leased containers in North America and Western Europe to avoid the cost of shipping empty containers back to Asia. Successful management of the deployment of our containers after they come off their first lease requires disciplined re-leasing capabilities, logistics management, depot management, careful cost control and profitable disposals of used containers.

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

Depot Management

As of December 31, 2019, we managed our container fleet through approximately 500 independent container depot facilities in more than 200 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot relationships and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We occasionally supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2019, a large majority of our off-lease inventory was located at depots that are able to report container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

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

Management Services

As of December 31, 2019, we owned 85% of the containers in our fleet and managed the rest on behalf of 14 unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our information technology (“IT”) systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1% to 2% of the purchase price; daily management fees of 8% to 13% of net operating income; and disposal fees of 5% to 10% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $15.2 million, $16.9 million and $15.0 million for the years ended December 31, 2019, 2018 and 2017, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sales proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected economic useful life in marine service of the containers subject to the agreement.

In June 2003, we entered into a contract with the U.S. Transportation Command Directorate of Acquisition (“USTranscom”) pursuant to which we serve as a major supplier of leased marine containers to the U.S. Military. Compared to our shipping line customers, we provide a much broader level of services to the U.S. Military under the USTranscom contract. Furthermore, unlike our shipping line customers, who pick up from and return containers to container depots, for the U.S. Military we are required to arrange transportation from a container depot to a military facility upon lease out and to pick up a container at a military facility and return it to a container depot when the lease period has ended. This requires us to arrange for movement of the empty containers by truck, rail and/or vessel. The USTranscom contract provides added compensation for these services.

This contract also allows the U.S. Military to return containers in many locations throughout the world. Since the inception of the USTranscom contract, we have delivered or transitioned approximately 185,000 containers and chassis to the U.S. Military, of which approximately 125,000 containers have been returned. In addition, approximately 56,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated loss value for each such container. The USTranscom contract expired on June 23, 2013 and we were awarded a new contract on December 12, 2013. The new contract covered a base year starting on December 24, 2013, was subsequently renewed annually from 2014 to 2017. The USTranscom contract expired on September 30, 2018 and was extended through February 28, 2019. Textainer, as one of the vendors, was awarded a new contract on January 28, 2019. The new contract covers a base year starting on March 1, 2019, with four option years running through February 29, 2024. On March 1, 2020, Textainer exercised the right to supply containers for the second out of five option years.

Resale of Containers

Our Resale Division sells off-hire containers from our fleet at the end, typically about 13 years, of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy new trading containers and used trading containers from shipping lines and other third parties that we then lease or resell. Our Resale Division has a team of 18 container sales and operations specialists in five offices globally that manage the sale process for these used containers. Our Resale Division is one of the largest sellers of used containers among container lessors, selling an average of approximately 140,000 containers per year for the last five years to more than 1,500 customers. From 2015 through 2019, this Division generated $63.6 million in income before income tax and noncontrolling interests, including $21.0 million during 2019. We generally sell containers to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

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

Over the past five years, we recovered, on average, 82% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. In connection with the Hanjin bankruptcy, 94% of the containers leased to Hanjin have been turned in, with the balance of the containers uneconomic or impossible to recover. We maintain insurance that covers certain costs and losses from customer defaults. At the time of the Hanjin default our policy provided for $80 million of coverage after a $5 million deductible was met. We collected substantially all of our insurance claim related to the Hanjin insolvency and after receiving subrogation waivers from our insurers, in the fourth quarter of 2019 we received payments directly from the Hanjin bankruptcy estate, however this was insufficient to cover all of our losses and disruptions related to Hanjin. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 1.7% of our lease rental income over such period.

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

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2019 our global sales and customer service group consisted of 87 people, with 17 in North America, 45 in Asia and Australia, 19 in Europe and 6 in Africa.

Customers

We believe that our staff, organization and long presence in the business have resulted in very strong relationships with our shipping line customers. Our top 20 customers, as measured by lease billings of our total owned and managed fleet, have on average been our customers for 30 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 3.7 as of December 31, 2019. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. Our top 20 customers include almost all of the world’s largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to approximately 250 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. Military. Our top 20 and top 5 customers accounted for approximately 82.1% and 50.0%, respectively, of our total owned and managed fleet’s 2019 lease billings. Our two largest customers in 2019 were Mediterranean Shipping Company S.A., which accounted for $102.8 million or 15.4% and CMA-CGM S.A., which accounted for $87.3 million or 13.1% of our total owned and managed fleet’s 2019 lease billings. A default by any of our major customers, such as the bankruptcy of Hanjin in 2016, could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue. For further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

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

Suppliers

We have long relationships with all of our major suppliers. We currently purchase all of our containers in the PRC. There are currently three major manufacturers, in addition to few smaller manufacturers, of dry freight standard and specialized containers. Our operations staff reviews the designs for our containers and periodically audits the production facilities of our suppliers. In addition, we use our Asian operations group and occasionally third-party inspectors to visit factories when our containers are being produced to provide an extra layer of quality control. Nevertheless, defects in our containers do sometimes occur. We work with the manufacturers to correct these defects, and our manufacturers have generally honored their warranty obligations in such cases.

Competition

We compete with at least six other major container leasing companies in addition to many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. It is common for our shipping line customers to utilize several leasing companies to meet their container needs.

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

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for TAP Funding. TAP Funding is a joint venture involving TL and TAP.  As of December 31, 2019, TL owned 50.1% and TAP owned 49.9% of the common shares and TL had two voting rights and TAP had one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity.

Trencor, owned 47.5% of our outstanding share capital as of December 31, 2018. Trencor is a South African public investment holding company, that has been listed on the JSE in Johannesburg, South Africa since 1955. Trencor’s origins date from 1929, and it currently is engaged in finance related activities. These shares were previously held by Halco Holdings Inc. (“Halco”), a company owned by Halco Trust, a discretionary trust. In February 2018, Halco Trust distributed and transferred to Trencor Limited, a nominated discretionary beneficiary of Halco Trust, the trust’s 100% shareholding in Halco. In May 2018, Halco declared dividends to Trencor which resulted in Trencor becoming the direct shareholder of 47.5% of our common shares. Halco went into voluntary liquidation on October 12, 2018. On December 11, 2019, we commenced a secondary, or dual, listing of our common shares on the JSE in Johannesburg, South Africa under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and these shares now trade on the JSE. Trencor retained 3 million, or approximately 5.3% of our common shares as of December 31, 2019. Hennie Van der Merwe and David M. Nurek are members of our board of directors and the board of directors of Trencor.

D.	Property, Plant and Equipment

As of December 31, 2019, our employees were located in 14 regional and area offices in 13 different countries. We maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated. We have 13 offices outside Bermuda, including our administrative office in San Francisco, California and offices in Cranford, New Jersey; New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Klang, Malaysia; Hong Kong; and Shanghai, China.

We lease our office space in Bermuda, the U.S., United Kingdom and Singapore and have exclusive agents that secure office space for us in our other locations. The lease for our Bermuda office expires in December 2020, the lease for our San Francisco office expires in May 2027, the lease for our Cranford, New Jersey office expires in August 2021, the lease for our New Malden, United Kingdom office expires in December 2024 and our lease for our Singapore office expires in November 2021. In addition, we have non-exclusive agents who represent us in India, Indonesia, Pakistan, Republic of the Philippines, Sri Lanka, Thailand and Vietnam. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

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

For the discussion of the financial condition and results of operations for the years ended December 31, 2018 compared to the year ended December 31, 2017, refer to Item 5 “Operating and Financial Review and Prospects - Operating Results” and “- Liquidity and Capital Resources” in our Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on March 25, 2019, which discussion is incorporated herein by reference.

Executive Summary

Operating since 1979, we are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.3 million containers, representing 3.5 million TEU. During 2019: (i) we invested in approximately $740 million of containers for our fleet, (ii) we completed an acquisition from previously managed fleet of approximately 165,000 TEU, (iii) our utilization averaged 97.4% in 2019 compared to 98.1% in 2018, (iv) we leased out over 400,000 TEU, and (v) we repurchased approximately 879,000 shares of our common shares.

Our business comprises of three reportable segments for financial reporting purposes: Container Ownership, Container Management and Container Resale. Our total revenues primarily consist of leasing revenues derived from the leasing of our owned and managed containers and other non-leasing fees received for managing containers owned by third parties, equipment resale and military management. For further details of our business overview, see Item 4, “Information on the Company.”

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

Lease rental income and operating expenses arising from the leasing services of the managed portion of our fleet are included on a gross amount basis in our consolidated statements of comprehensive income. We earn management fees from management of the container investor’s containers, which include the leasing, repair, repositioning and storage of the managed fleet pursuant to management agreements with container investors. The management agreements typically cover the entire economic life of the containers.

Utilization is a key performance indicator that demonstrates how much of our equipment is on lease at a point in time or over a period of time. We measure utilization on the basis of CEU on lease, dividing the actual number of CEU days on-hire by actual CEU days available for lease. We calculate containers available for lease by excluding containers that have been manufactured for us but have not yet been delivered to a lessee and containers designated as held for sale units. Our utilization is primarily a function of our current lease structure, overall level of container demand, the location of our available containers and prevailing lease terms by location. The location of available containers is critical because containers available in high-demand locations are more readily leased and are typically leased on more favorable terms than containers available in low-demand locations.

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

Management Fees – non-leasing. Management fee from non-leasing services is generated by our management services, which include the acquisition and disposition of containers. We provide these management services pursuant to management agreements with container investors. Under these agreements, we earn fees for the acquisition of new containers and a sales commission upon disposition of containers under management. Our acquisition fees are calculated as a percentage of the cost of the container and are deferred and recognized as earned on a straight-line basis over the deemed lease term. Our sales commissions are either a fixed dollar amount or based on a percentage of the sales price.

All rental operations are conducted worldwide in our name as agent for the container investors. Customer accounts receivable and vendor payables arising from direct container operations of the managed portion of our fleet are included in our consolidated balance sheets.

Trading Container Margin. Our Container Resale Division purchases new trading containers and used containers from third parties, primarily shipping lines, and resells these containers to a wide variety of buyers. Trading container margin represents the sales proceeds of these containers net of the cost at the time the containers are sold.

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

Operating Expenses

Our operating expenses include direct container expenses – owned fleet, distribution expenses to managed fleet container investors, depreciation expense, container lessee default expense, amortization expense, general and administrative expenses and bad debt expense, net.

Direct Container Expenses – Owned Fleet. Storage, handling, maintenance, repositioning, agency costs, insurance expenses and other direct container expenses are operating costs of our owned fleet. Storage and handling expenses occur when our customers drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other direct container expenses include maintenance expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Other direct container expenses also include agency costs, which are operational expenses incurred in our agent offices, and insurance expenses, which include customer default insurance premiums. Storage, handling, maintenance, repositioning, and other direct container expenses are directly related to the number of containers in our owned fleet and inversely related to our utilization rate for those containers. As utilization increases, we typically have lower storage, handling, maintenance and repositioning expenses. We use the direct expense method of accounting for maintenance and repairs.

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

Distribution to Managed Fleet Container Investors. Our distribution amounts to container investors for the managed fleet includes the net operating income of each container investor’s fleet, reduced by the management fees earned and retained by the Company. This amount also includes expenses related to the operation of the managed containers which are presented on a gross basis in the consolidated statements of comprehensive income.

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

In addition, we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. When an impairment exists, containers held for use are written down to their fair value and the amount of the write down is recorded in depreciation expense.

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

Container Lessee default expense. Container lessee default expense, represents the amounts recorded for container write-off and container recovery costs from lessee default, net of gain associated with recoveries on containers previously estimated as lost from lessee default.

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

A.  Operating Results

Comparison of the Years Ended December 31, 2019 and 2018

The following table summarizes our revenues and gain on sale of owned fleet containers, net for the years ended December 31, 2019 and 2018 and changes between those periods:

	Year Ended December 31,		2019 vs 2018
	2019	2018	$ Change	% Change
	(Dollars in thousands)
Lease rental income - owned fleet	$517,859	$501,362	$16,497	3.3%
Lease rental income - managed fleet	101,901	111,342	(9,441)	(8.5%)
Lease rental income	$619,760	$612,704	$7,056	1.2%

Management fees - non-leasing	$7,590	$8,529	$(939)	(11.0%)

Trading container sales proceeds	$58,734	$19,568	$39,166	200.2%
Cost of trading containers sold	(51,336)	(16,118)	(35,218)	218.5%
Trading container margin	$7,398	$3,450	$3,948	114.4%

Gain on sale of owned fleet containers, net	$21,397	$36,071	$(14,674)	(40.7%)

Lease rental income increased $7,056 (1.2%) from 2018 to 2019 primarily due to a $13,991 increase in finance lease income, partially offset by a $4,636 decrease in operating lease income due to a 0.5% decrease in average per diem rental rates, a 0.8% decrease in utilization, partially offset by a 0.7% increase in our total operating fleet that was available for lease, and a $1,816 decrease on delivery, handling and repair fee revenue.

Management fees – non-leasing decreased $939 (-11.0%) from 2018 to 2019 primarily due to a $1,631 decrease in military management fees, partially offset by a $512 increase in acquisition fees on container purchases for the managed fleet and a $183 increase in sales commissions due primarily to higher sales volume for the managed fleet.

Trading container margin increased $3,948 (114.4%) from 2018 to 2019; $10,955 of the increase resulted from a growth in unit sales volume, partially offset by a $7,007 decrease due to a reduction in per unit margin.

Gain on sale of owned fleet containers, net, decreased $14,674 (-40.7%) from 2018 to 2019; $12,013 of the decrease resulted from a reduction in average gain per container sold, $841 of the decrease resulting from a reduction in the number of containers being sold and a $1,820 of the decrease resulting from a day-one loss on sales-type leases in 2019 compared to a day-one gain on sales-type leases in 2018.

The following table summarizes our total operating expenses for the years ended December 31, 2019 and 2018 and changes between those periods:

	Year Ended December 31,		2019 vs 2018
	2019	2018	$ Change	% Change
	(Dollars in thousands)
Direct container expense - owned fleet (1)	$45,831	$53,845	$(8,014)	(14.9%)
Distribution expense to managed fleet container investors	93,858	102,992	(9,134)	(8.9%)
Depreciation expense (2)	260,372	249,500	10,872	4.4%
Container lessee default expense (1)	7,867	17,948	(10,081)	(56.2%)
Amortization expense	2,093	3,721	(1,628)	(43.8%)
General and administrative expense	38,142	44,317	(6,175)	(13.9%)
Bad debt expense, net	2,002	2,697	(695)	(25.8%)
Gain on insurance recovery and legal settlement	(14,881)	(8,692)	(6,189)	71.2%
Gain on settlement of pre-existing management agreement	(1,823)	—	(1,823)	100.0%
Total operating expenses	$433,461	$466,328	$(32,867)	(7.0%)

(1) Amounts for container write-off and container recovery costs from lessee default for the years ended December 31, 2018 have been reclassified out of the previously reported line item "container impairment" and "direct container expense - owned fleet", respectively, and included within "container lessee default expense" to conform with the 2019 presentation.

(2) Amounts to write-down the carrying value of containers held for sale to their estimated fair value less costs to sell for the years ended December 31, 2018 have been reclassified out of the previously reported line item "container impairment" and included within "depreciation expense" to conform with the 2019 presentation.

Direct container expense – owned fleet decreased $8,014 (-14.9%) from 2018 to 2019 primarily due to a $7,893 decrease in repositioning expense, a $2,600 decrease in maintenance expense and a $1,500 decrease in military sublease expense, partially offset by a $4,674 increase in storage expense.

Distribution expense to managed fleet container investors decreased $9,134 (-8.9%) from 2018 to 2019 primarily due to a decrease in lease rental income for the managed fleet.

Depreciation expense increased $10,872 (4.4%) from 2018 to 2019. The following table summarizes the variances included within the changes,

From 2018 to 2019
Net increase in the size of our owned fleet, excluding fully depreciated containers	$8,163
Net increase on changes in estimated future residual value of 40' high cube dry containers and 40' high cube refrigerated containers used in the calculation of depreciation expense, effective July 1, 2018	2,266
Increase in impairment to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversal of previously recorded impairments due to rising used container prices	443
$10,872

Container lessee default expense decreased $10,081 (-56.2%) from 2018 to 2019; $4,280 of the decrease was due to a reduction in container recovery costs and $5,801 of the decrease was due to a reduction in container write-off that were deemed unlikely to be recovered from insolvent customers and a gain associated with recoveries on containers previously estimated as lost with insolvent customers in 2019.

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital, Amficon and Capital Intermodal. Amortization, expense decreased $1,628 (-43.8%) from 2018 to 2019 primarily due to an update in management fee revenue estimates for the Capital, Amficon and Capital

Intermodal fleets, partially offset by a $835 write-off in 2018 of the Company’s intangible asset of the management rights due to the Company’s acquisition of a portion of Capital’s fleet that we previously managed.

General and administrative expense decreased $6,175 (-13.9%) from 2018 to 2019 primarily due to a $6,119 decrease in compensation costs, of which a $2,368 decrease was from departing senior executive personnel in 2018.

Bad debt expense, net, decreased $695 (-25.8%) from 2018 to 2019 primarily due to required reserve for certain insolvent lessees in both years, partially offset by an update on management’s assessment of the financial condition of certain of the Company’s lessees and their ability to make required payments.

Gain on insurance recovery and legal settlement for 2019 and 2018 amounted to $14,881 and $8,692, respectively. The 2019 amount includes a $14,040 cash distribution from Hanjin bankruptcy estate received during the fourth quarter of 2019 and the 2018 amount was primarily for insurance settlement associated with the Hanjin bankruptcy for insurable costs including primarily unrecovered containers and incurred container recovery costs, net of the insurance deductible.

Gain on settlement of pre-existing management agreement for 2019 amounted to $1,823 which related to the settlement of the container management agreement in conjunction with our acquisition of LAPCO on December 31, 2019. See Note 4 “LAPCO Acquisition” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

The following table summarizes other income (expenses) for the years ended December 31, 2019 and 2018 and changes between those periods:

	Year Ended December 31,		2019 vs 2018
	2019	2018	$ Change	% Change
	(Dollars in thousands)
Interest expense	$(153,185)	$(138,427)	$(14,758)	10.7%
Write-off of unamortized deferred debt issuance costs	—	(881)	881	(100.0)%
Interest income	2,505	1,709	796	46.6%
Realized gain on derivative instruments, net	1,946	5,238	(3,292)	(62.8)%
Unrealized loss on derivative instruments, net	(15,442)	(5,790)	(9,652)	166.7%
Other, net	(4)	—	(4)	100.0%
Net other expense	$(164,180)	$(138,151)	$(26,029)	18.8%

Interest expense increased $14,758 (10.7%) from 2018 to 2019 primarily due to a $15,754 increase resulting from an addition in the average debt balance of $366,618, partially offset by a $1,267 decrease resulting from a reduction in average interest rates of 0.04 percentage point.

Write-off of unamortized deferred debt issuance costs for 2018 amounted to $881, which was related to the early redemption of TL’s Term Loan and amendment of TL’s Revolving Credit Facility.

Realized gain on derivative instruments, net decreased $3,292 (-62.8%) from 2018 to 2019 primarily due to a decrease in market rates as compared to spot strike rates in our contracts which caused a smaller positive net settlement differential in 2019 compared to a larger positive net settlement differential in 2018.

Unrealized loss on derivative instruments, net increased $9,652 (166.7%) from 2018 to 2019 primarily due to a larger decrease in the forward LIBOR curve, which caused a greater reduction on the value of the interest rate derivatives, between December 31, 2018 to December 31, 2019 compared to the decrease between December 31, 2017 to December 31, 2018.

The following table summarizes income tax expense and net (loss) income attributable to the noncontrolling interests for the years ended December 31, 2019 and 2018 and changes between those periods:

	Year Ended December 31,		2019 vs 2018
	2019	2018	$ Change	% Change
	(Dollars in thousands)
Income tax expense	$1,948	$2,025	$(77)	(3.8)%
Net (loss) income attributable to the noncontrolling interests	$(168)	$3,872	$(4,040)	(104.3)%

Income tax expense decreased $77 (-3.8%) from 2018 to 2019. Our effective tax rate in 2019 decreased to 3.3% from 3.6% in 2018. The decrease in income tax expense in 2019 compared to 2018 was primarily due to a lower tax uncertainty, partially offset by unfavorable stock base compensation. See Note 8 “Income Taxes” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Net loss attributable to the noncontrolling interests in 2019 represents the noncontrolling interest’s portion of TAP Funding’s net loss and the net loss position was primarily due to the unrealized loss on derivative instruments mentioned above. Net income attributable to the noncontrolling interests in 2018 represents the noncontrolling interest’s portion of TAP Funding’s and TW’s net income. See Note 1 “Nature of Business and Summary of Significant Accounting Polices” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Segment Information

For further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” and Note 10 “Segment Information” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

The following table summarizes our income before income taxes and noncontrolling interests attributable to each of our business segments for the years ended December 31, 2019 and 2018 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,		2019 vs 2018
	2019	2018	$ Change	% Change
	(Dollars in thousands)
Container ownership	$14,296	$26,166	$(11,870)	(45.4)%
Container management	27,747	20,322	7,425	36.5%
Container resale	21,036	16,128	4,908	30.4%
Other	(4,089)	(4,083)	(6)	0.1%
Eliminations	(486)	(2,258)	1,772	(78.5)%
Income before income tax and noncontrolling interests	$58,504	$56,275	$2,229	4.0%

Income before income taxes and noncontrolling interests attributable to the Container Ownership segment decreased $11,870 (-45.4%) from 2018 to 2019. The following table summarizes the variances included within this decrease:

From 2018 to 2019
Increase in lease rental income - owned fleet	$17,893
Decrease in container lessee default expense, net	10,081
Increase in gain on insurance recovery and legal settlement	6,189
Decrease in direct container expense - owned fleet	4,834
Decrease in gain on sale of owned fleet containers, net	(14,674)
Increase in interest expense	(14,487)
Increase in depreciation expense	(11,390)
Increase in unrealized loss on derivative instruments, net	(9,652)
Other	(664)
$(11,870)

Income before income taxes and noncontrolling interests attributable to the Container Management segment increased $7,425 (36.5%) from 2018 to 2019. The following table summarizes the variances included within this increase:

From 2018 to 2019
Decrease in distribution expense to managed fleet container investors	$9,134
Decrease in general and administrative expense	5,387
Gain on settlement of pre-existing management agreement in 2019	1,823
Decrease in amortization expense	1,319
Decrease in lease rental income - managed fleet	(9,441)
Decrease in management fees - non leasing	(1,537)
Other	740
$7,425

Income before income taxes and noncontrolling interests attributable to the Container Resale segment increased $4,908 (30.4%) from 2018 to 2019. The following table summarizes the variances included within this increase:

From 2018 to 2019
Increase in trading container margin, net	$3,915
Increase in management fees - non leasing	374
Decrease in general and administrative expense	320
Decrease in amortization expense	310
Other	(11)
$4,908

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments increased $6 (0.1%) from 2018 to 2019 primarily due to an increase in general and administrative expense.

Segment eliminations decreased $1,772 (-78.5%) from 2018 to 2019. This change consisted of a $1,160 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $612 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 77% of our direct container expenses – owned fleet in 2019 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In 2019, our non-U.S. dollar operating expenses were spread among 17 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

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

Revenue Recognition

Lease Rental Income. Lease rental income arises principally from leasing containers to various international shipping lines and includes all rental charges billed to the lessees. Lease rental income - owned fleet comprises rental income for the container fleet owned by the Company. Lease rental income - managed fleet comprises rental income for the container fleet owned by the container investors. For lease accounting purposes, the management agreements with these container investors are deemed to convey to the Company the right to control the use of the managed containers and are therefore accounted for as “lease rental income - managed fleet” as reported in the consolidated statements of comprehensive income.
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

Lease rental income and operating expenses arising from the leasing services of the managed portion of our fleet are included at gross amounts in our consolidated statements of comprehensive income. Our management fees earned from leasing and management services of the managed fleet are the balance after ‘lease rental income – managed fleet’ minus ‘distribution expense to managed fleet container investors’ in our consolidated statements of comprehensive income. Fees are typically calculated as a fixed percentage of net operating income, which is revenue from the containers under management minus direct operating expense related to those containers.

Container Rental Equipment

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

The Company estimates the useful lives and residual values of its containers to be as follows:

	2019		2018
	Estimated useful	Residual	Estimated useful	Residual
	life (years)	Value	life (years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$1,000	13	$1,000
40'	14	$1,200	14	$1,200
40' high cube	13	$1,400	13	$1,350 to $1,400
45' high cube	13	$1,500	13	$1,500
Refrigerated containers:
20'	12	$2,750	12	$2,750
20' high cube	12	$2,049	12	$2,049
40' high cube	12	$4,000	12	$4,000 to $4,500
Open top and flat rack containers:
20' folding flat rack	15	$1,300	15	$1,300
40' folding flat rack	16	$1,700	16	$1,700
20' open top	15	$1,500	15	$1,500
40' open top	14	$2,500	14	$2,500
Tank containers	20	10% of cost	20	10% of cost

We review our depreciation policies, including estimates of useful lives and residual values, on a regular basis to determine whether a change in estimates of useful lives and residual values is warranted. Our analysis incorporates the long-term view based on historical trends, inputs and the current state of used container prices. To perform the assessment, we analyze sales data over a minimum of a ten-year period which reflects the cyclical nature of the global economic environment and more specifically, our industry. We believe a ten-year length of time includes sufficient periods of high and low used container prices to allow us to more accurately predict future residual values. In addition, to capture the current pricing environment and shorter-term factors that influence used container prices, current year-to-date sales data are also considered.

We completed our 2019 annual depreciation policy review during the third quarter and concluded no change was necessary.

Valuation of Leasing Equipment. On a quarterly basis, we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. This evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type. The estimated undiscounted cash flows are based on historical lease operating revenue, expenses and residual values, adjusted to reflect current market conditions. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Any such impairment would be expensed in our results of operations. There was no such impairment for the years ended December 31, 2019, 2018 and 2017.

Containers Held for Sale

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

B.  Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents (including restricted cash) of $277,905. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. As of December 31, 2019, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TL Revolving Credit Facility	$1,286,289	$213,711	$1,500,000	$1,286,289	$133,165	$1,419,454
TL 2019 Term Loan	160,000	—	160,000	160,000	—	160,000
TMCL II Secured Debt Facility	694,506	505,494	1,200,000	694,506	—	694,506
TMCL V 2017-1 Bonds	318,879	—	318,879	318,879	—	318,879
TMCL V 2017-2 Bonds (1)	398,947	—	398,947	398,947	—	398,947
TMCL VI Term Loan	251,400	—	251,400	251,400	—	251,400
TMCL VII 2018-1 Bonds (1)	232,416	—	232,416	232,416	—	232,416
TMCL VII 2019-1 Bonds (1)	331,333	—	331,333	331,333	—	331,333
TAP Funding Revolving Credit Facility (2)	153,525	36,475	190,000	153,525	4,078	157,603
Total (3)	$3,827,295	$755,680	$4,582,975	$3,827,295	$137,243	$3,964,538

(1) Amounts on the TMCL V 2017-2 Bonds, TMCL VII 2018-1 Bonds and TMCL VII 2019-1 Bonds exclude an unamortized discount of $45, $2,332 and $101, respectively.

(2) TAP Funding Revolving Credit facility was amended in February 2020 with total commitment amount decreased to $155,000.

(3) Current borrowing for all debts excludes prepaid debt issuance costs in an aggregate amount of $27,088.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our TL Revolving Credit Facility and TMCL II Secured Debt Facility, and intend to continue to utilize these facilities in the future. In 2019, at such time as our secured debt facilities reached an appropriate size, the facilities were refinanced through the issuance of bonds to institutional investors. We anticipate similar refinancing at such times as the TL Revolving Credit Facility, TMCL II Secured Debt Facility or any similar revolving debt facilities we establish nears their maximum size. This timing will depend on our level of future purchases of containers, the size of our debt facilities in the future, and prevailing conditions in the debt markets.

Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses related to our purchasing of containers, interest on our debt obligations or other contingencies discussed in Note 11 “Commitments and Contingencies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F, which may place demands on our short-term liquidity.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends, if any, on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares. Our board of directors takes a fresh view every quarter, taking into consideration our cash needs for opportunities that may be available to us, and sets our dividend, if any, accordingly. The TL Revolving Credit Facility and TL 2019 Term Loan also prohibit TL from paying dividends to TGH in excess of certain limits. A substantial amount of cash used by TGH to pay dividends to its common shareholders has historically been received from TL and TEML in the form of dividends.

Our consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2019, cumulative earnings of approximately $33,976 would be subject to income taxes of approximately $10,193 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

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

Description of Indebtedness

For further discussion, see Note 9 “Debt and Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

As of December 31, 2019, the total outstanding principal balance on our fixed rate debt facilities was $1,693 million with fixed interest rates between 3.50% and 5.07% as of December 31, 2019. Final maturities on these fixed rate debt facilities are between December 2026 and April 2044. As of December 31, 2019, the total outstanding principal balance on our floating rate debt facilities was $2,134 million with interest rates between 3.24% and 3.69%, primarily LIBOR plus a margin, as of December 31, 2019. Final maturities on these floating rate debt facilities are between December 2021 and July 2026.

We have entered into several interest rate cap, and swap agreements to reduce the impact of changes in interest rates associated with our floating rate debt obligations. Total notional amount of these interest rate hedging agreements amounted to $1,031 million as of December 31, 2019 (also see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” for further information).

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

The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Revolving Credit Facility contains certain restrictive financial covenants, such as (i) TGH and TL each to maintain a consolidated leverage ratio of 3.50 to 1.00 or less; (ii) TGH to maintain a minimum consolidated fixed charge coverage ratio of 1.20 to 1.00; (iii) TL to maintain a minimum consolidated interest coverage ratio range from 2.75 to 1.00 as of December 31, 2018, to 4.00 to 1.00 as of September 30, 2019 and each fiscal quarter through the maturity date; and (iv) TGH to maintain a minimum consolidated tangible net worth of $972,000 plus 50% of TGH’s net income since June 30, 2018, with no deduction for any period in which there is a net loss.

TL 2019 Term Loan. TL issued a $160,000 fixed rate term loan (the “TL 2019 Term Loan”) to a group of financial institutions. It is a partially amortizing term loan with the remaining principal due in full on December 26, 2026. The TL 2019 Term Loan was entered into on December 18, 2019 and proceeds from the TL 2019 Term Loan, were used to paydown debt in the TMCL II Secured Debt Facility and TL Revolving Credit Facility.

The TL 2019 Term Loan contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL 2019 Term Loan contains certain restrictive financial covenants, such as (i) TGH and TL each to maintain a consolidated leverage ratio of 3.50 to 1.00 or less; (ii) TGH to maintain a minimum consolidated fixed charge coverage ratio of 1.20 to 1.00; (iii) TL to maintain a minimum consolidated interest coverage ratio of 4.00 to 1.00; and (iv) TGH to maintain a minimum consolidated tangible net worth of $972,000 plus 50% of TGH’s net income since June 30, 2018, with no deduction for any period in which there is a net loss.

TMCL II Secured Debt Facility. TMCL II has a securitization facility with Wells Fargo Bank and other lenders who provide a total commitment of $1,200,000 (the “TMCL II Secured Debt Facility”).

TMCL II is required to make principal payments on the TMCL II Secured Debt Facility on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is one-month LIBOR plus 1.75% during the revolving period prior to the conversion date. There is a commitment fee on the unused amount of the total commitment.

TMCL II must maintain certain financial covenants per the debt agreement, such as (i) no event of default in the TL Revolving Credit Facility (see TL Revolving Credit Facility restrictive covenants disclosure in the below paragraphs); (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TEML’s wholly-owned subsidiary Textainer Equipment Management (U.S.) Limited (“TUS”) may not incur more than $1,000 of consolidated funded debt; and (v) TUS must make at least $200 in after-tax profits annually.

TMCL V 2017-1 Bonds & TMCL V 2017-2 Bonds. TMCL V issued the Series 2017-1 Fixed Rate Asset Backed Notes (the “TMCL V 2017-1 Bonds”), $350,000 aggregate Class A principal amount and $70,000 aggregate Class B principal amount of TMCL V 2017-1 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $420,000 in TMCL V 2017-1 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are May 20, 2026 and May 20, 2042, respectively. Proceeds from the TMCL V 2017-1 Bonds were used to acquire containers from TMCL III and for general corporate purposes.

TMCL V issued the Series 2017-2 Fixed Rate Asset Backed Notes (the “TMCL V 2017-2 Bonds”), $416,000 aggregate Class A principal amount and $84,000 aggregate Class B principal amount of TMCL V 2017-2 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $500,000 in TMCL V 2017-2 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are June 20, 2026 and June 20, 2042, respectively. Proceeds from the TMCL V 2017-2 Bonds were used to acquire containers from the TL Revolving Credit Facility and the TMCL II Secured Debt Facility and for general corporate purposes.

Both TMCL V 2017-1 Bonds and TMCL V 2017-2 Bonds in TMCL V must maintain certain financial covenants per debt agreements, such as (i) TMCL V must maintain at least a 1.10 to 1.00 of the debt service coverage ratio; (ii)TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TUS may not incur more than $1,000 of consolidated funded debt; (v) TUS must make at least $200 in after-tax profits annually and; (vi) TGH must maintain a leverage ratio no greater than 4.00 to 1.00.

TMCL VI Term Loan. TMCL VI issued a $300,000 fixed rate term loan (the “TMCL VI Term Loan”) to a group of financial institutions. It is a partially-amortizing term loan based on defined repayment schedules until February 15, 2025 and after that, repayment will be based on available cash. It has a legal final maturity date on February 15, 2038. The TMCL VI Term Loan was entered into on February 15, 2018 and proceeds from the TMCL VI Term Loan, were used to paydown debt in the TMCL II Secured Debt Facility and TL Revolving Credit Facility. TMCL VI is required to make additional principal payments if the outstanding loan principal amount of the TMCL VI Term Loan exceeds the borrowing base on the payment date.

TMCL VI must maintain certain financial covenants per debt agreement, such as (i) TMCL VI must maintain at least a 1.10 to 1.00 of the debt service coverage ratio; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TUS may not incur more than $1,000 of consolidated funded debt; (v) TUS must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a leverage ratio no greater than 4.00 to 1.00.

TMCL VII 2018-1 Bonds. TMCL VII issued the Series 2018-1 Fixed Rate Asset Backed Notes (the “TMCL VII 2018-1 Bonds”), $250,000 aggregate Class A principal amount and $9,100 aggregate Class B principal amount of TMCL VII 2018-1 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act.

The $259,100 in TMCL VII 2018-1 Bonds represent partially amortizing notes payable over a scheduled payment term of 7 years, but not to exceed a maximum payment term of 25 years. The anticipated repayment date and legal final payment date are July 2025 and July 2043, respectively. Proceeds from the TMCL VII 2018-1 Bonds were used to paydown debt in the TMCL II Secured Debt Facility and the TL Revolving Credit Facility.

TMCL VII 2019-1 Bonds. TMCL VII issued the Series 2019-1 Fixed Rate Asset Backed Notes (the “TMCL VII 2019-1 Bonds”), $328,900 aggregate Class A principal amount and $21,100 aggregate Class B principal amount of TMCL VII 2019-1 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act.

The $350,000 in TMCL VII 2019-1 Bonds represent partially amortizing notes payable over a scheduled payment term of 7.5 years, but not to exceed a maximum payment term of 25 years. The anticipated repayment date and legal final payment date are October 2026 and April 2044, respectively. Proceeds from the TMCL VII 2019-1 Bonds were used to paydown debt in the TMCL II Secured Debt Facility and the TL Revolving Credit Facility.

Both TMCL VII 2018-1 Bonds and TMCL VII 2019-1 Bonds in TMCL VII must maintain certain financial covenants per debt agreements, such as (i) TMCL VII must maintain at least a 2.00 to 1.00 interest coverage ratio; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TUS may not incur more than $1,000 of consolidated funded debt; (v) TUS must make at least $200 in after-tax profits annually and; (vi) TGH must maintain a leverage ratio no greater than 4.00 to 1.00.

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

On February 7, 2020, the Company entered into an amendment of the TAP Funding Revolving Credit Facility (see Note 14 “Subsequent Event” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information).

Debt Covenants. All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. TGH also acts as an unconditional guarantor of the TL Revolving Credit Facility and the TL 2019 Term Loan. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants fore-mentioned, the Company’s debt facilities also contain other various debt covenants and borrowing base minimums. The TL Revolving Credit Facility and TL 2019 Term Loan also contains cross default provisions that may result in an acceleration of principal repayment under these debt facilities if an uncured default condition were to exist. We were in full compliance with these requirements at December 31, 2019.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2019 and 2018:

	December 31,		2019 vs 2018
	2019	2018	$ Change	% Change
	(Dollars in thousands)
Net cash provided by operating activities	$428,545	$316,119	$112,426	35.6%
Net cash used in investing activities	$(761,792)	$(736,787)	$(25,005)	3.4%
Net cash provided by financing activities	$386,182	$408,154	$(21,972)	(5.4%)

Operating Activities

Net cash provided by operating activities increased $112,426 (35.6%) from 2018 to 2019. The following table summarizes the variances included within this increase:

Increase in net income adjusted for noncash items	$19,571
Decrease in accounts receivable, net in 2019 compared to an increase in 2018	59,643
Decrease in trading containers in 2019 compared to an increase in 2018	49,649
Decrease in gain on sale of owned fleet containers, net in 2019	14,674
Decrease in receipt of payments on direct financing and sales-type lease, net of income earned in 2019	(14,051)
Decrease in due to container investors, net in 2019 compared to 2018	(7,018)
Decrease in accounts payable and accrued expenses in 2019 compared to 2018	(5,171)
Other, net	(4,871)
$112,426

The increase in net cash provided by operating activities from 2018 to 2019 was primarily due to an increase in net income adjusted for non-cash items such as depreciation expense, unrealized (loss) gain on derivative instruments, amortization of debt issuance costs and accretion of bond discounts. The increased level of profitability was primarily due to a 0.7% increase in our total operating fleet that was available for lease and a decrease in our direct container expense – owned fleet.

Investing Activities

Net cash used in investing activities increased $25,005 (3.4%) from 2018 to 2019 primarily due to cash paid in 2019 for container leaseback financing receivable of $281,445 and cash paid in 2019 for LAPCO acquisition of

$171,841, partially offset by lower amount of cash paid for container and fixed asset purchases and higher proceeds from the sale of containers and fixed assets.

Financing Activities

Net cash provided by financing activities decreased $21,972 (5.4%) from 2018 to 2019. The following table summarizes the variances included within this decrease:

Decrease in net borrowings on debt	$(30,906)
Purchase of treasury shares in 2019	(8,597)
Proceeds from container leaseback financing liability in 2019	17,448
Others	83
$(21,972)

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

E.  Off-Balance Sheet Arrangements

At December 31, 2019, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2019:

	Payments Due by Twelve Month Period Ending December 31
	Total	2020	2021	2022	2023	2024	2025 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TL Revolving Credit Facility	$1,286,289	$5,063	$138,229	$138,229	$1,004,768	$—	$—
TL 2019 Term Loan	160,000	10,523	10,898	11,285	11,686	12,102	103,506
TMCL II Secured Debt Facility (1)	694,506	68,459	66,435	60,474	52,086	52,086	394,966
TMCL V 2017-1 Bonds	318,879	39,357	52,173	63,220	62,557	54,769	46,803
TMCL V 2017-2 Bonds (2)	398,947	43,958	55,259	67,021	80,125	73,442	79,142
TMCL VI Term Loan	251,400	25,500	25,500	25,500	25,500	25,500	123,900
TMCL VII 2018-1 Bonds (2)	232,416	18,655	18,655	18,655	18,655	18,655	139,141
TMCL VII 2019-1 Bonds (2)	331,333	28,000	28,000	28,000	28,000	28,000	191,333
TAP Funding Revolving Credit Facility	153,525	11,038	142,487	—	—	—	—
Interest on obligations (3)	533,645	135,866	123,274	103,445	79,621	46,598	44,841
Interest rate swaps and caps payables (receivables), net (4)	10,046	4,250	3,733	2,087	(24)	—	—
Office lease obligations	15,966	2,232	2,200	2,039	2,103	2,163	5,229
Container contracts payable	9,394	9,394	—	—	—	—	—
Total contractual obligations (5)(6)	$4,396,346	$402,295	$666,843	$519,955	$1,365,077	$313,315	$1,128,861

(1)	The estimated future repayments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for the TMCL V 2017-2 Bonds, TMCL VII 2018-1 Bonds and TMCL VII 2019-1 Bonds exclude an unamortized discount of $45, $2,332 and $101, respectively.
(3)	Using 1.76% which was one-month spot interest rate of LIBOR plus a margin rate that varies based on each debt facility. Weighted average interest rate at 3.62%.
(4)

Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average rate at 1.76% which was one-month spot interest of LIBOR rate as of December 31, 2019, for all periods, for all interest rate contracts outstanding as of December 31, 2019.

(5)	Future scheduled payments for all debts exclude prepaid issuance costs in an aggregate amount of $27,088.
(6)

Excluded container leaseback financing liability amounting to $17,449 as of December 31, 2019 which is accounted for as a financing transaction under FASB Accounting Standards Update No. 2016-02, Leases (“Topic 842”) (“ASU 2016-02”). This is excluded due to the uncertainty in the timing and variable amounts of future cash flows since the estimated future scheduled payments is dependent upon assumptions regarding the amounts distributed to the Container Investors which is based on net operating income of the managed fleet, reduced by the management fees earned. The Container Investors have no rights or recourse against the Company in the event of a lessee default or any other risk in respect of the managed containers.

G.  Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements.  See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 30, 2020. Our board of directors is elected annually on a staggered basis and each director holds office for three years or until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

David M. Nurek, Robert D. Pedersen and Iain Brown are designated Class III directors, to hold office until our 2020 annual general meeting of shareholders, Olivier Ghesquiere and Hennie Van der Merwe are designated Class II directors, to hold office until our 2021 annual general meeting of shareholders and John A. Maccarone, Dudley R. Cottingham, and Hyman Shwiel are designated Class I directors, to hold office until our 2022 annual general meeting of shareholders. Directors may be re-elected when their term of office expires.

As of December 31, 2019, Trencor held an interest in approximately 5.3% of our outstanding share capital. In December 2019, we commenced a secondary, or dual, listing of our common shares on the JSE in Johannesburg, South Africa under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and these shares are now trading on the JSE. See Item 4, “Information on the Company— Organizational Structure” and Item 7, “Major Shareholders and Related Party Transactions” for an explanation of the relationship between us and Trencor. As indicated below, two of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Hyman Shwiel (1)(2)(3)	75	Chairman
Olivier Ghesquiere	53	Director, President and Chief Executive Officer
Iain Brown (1)	56	Director
Dudley R. Cottingham (1)(2)(3)	68	Director
John A. Maccarone (2)(3)	75	Director
David M. Nurek (1)(2)(3)(4) Hennie Van der Merwe (3)(5)	70 72	Director Director
Robert D. Pedersen	60	Director
Michael K. Chan	57	Executive Vice President and Chief Financial Officer

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Chairman of Trencor. Trencor holds 5.3% of our share interest.
(5)	Chief Executive Officer and Director of Trencor. Trencor holds 5.3% of our share interest.

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

Iain Brown has been a member of our board of directors since May 2016. Mr. Brown was a member of the board of directors of Halco. Mr. Brown is a director of Coveham Container Services Limited, has been providing administrative services and strategic advice to owners and investors in the container leasing industry for over twenty five years. He holds a B.S. in Engineering degree from the University of Cape Town, a MS in Engineering from University of Texas and an M.B.A. in Finance from The Wharton School of the University of Pennsylvania.

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007.  He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries.  Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients.  He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange.  He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda Stock Exchange.  He was a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982. Mr. Cottingham is currently a consultant and had served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994.  He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands.  Mr. Cottingham is a Chartered Accountant.

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

David M. Nurek has been a member of our board of directors since September 2007.  Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995. He is chairman of Trencor and a member of Trencor’s remuneration and nomination and social and ethics committees.  In August 2019, Mr. Nurek retired from his position as an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE.  Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”).  He was the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and also the Investec Group’s worldwide head of legal risk.  Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffmann & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc.  Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

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

The aggregate direct compensation we paid to our executive officers as a group (two persons) for the year ended December 31, 2019 was approximately $1,752, which included approximately $453 in bonuses and approximately $267 in vested restricted stock and funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, which amounted to approximately $119. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2019, other than reimbursements for travel expenses.

During 2019, our executive officers as a group were granted 60,000 share options, with an exercise price of $9.13 and an expiration date of November 30, 2029, and 60,000 restricted share units through our 2019 Share Incentive Plan.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2015 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2019, all STIP participants, including our executive officers received

137.5% of their target incentive award that applied to calendar year 2018 performance with the incentive award paid in early 2019.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2019 was approximately $531. Some directors were also reimbursed for expenses incurred to attend board or committee meetings which amounted to approximately $67 during 2019.

2019 Share Incentive Plan

Our board of directors adopted the 2007 Share Incentive Plan (“2007 Plan”) on August 9, 2007, and our shareholders approved the 2007 Plan on September 4, 2007. The maximum number of common shares of Textainer Group Holdings Limited that could be granted pursuant to the 2007 Plan was 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following our initial public offering on October 9, 2007, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 from 3,808,371 shares to 5,276,871 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. The shares to be issued pursuant to awards under the 2007 Plan may be authorized, but unissued, or reacquired common shares. On May 21, 2015, TGH’s board of directors approved an amendment and restatement of the 2007 Plan as the 2015 Plan at the annual meeting of shareholders. The amendment and restatement of the 2007 Plan increased the maximum number of shares available for future issuance by 2,000,000 shares and extended the term of such plan for ten years from the date of the annual meeting of shareholders. On May 23, 2019, TGH’s board of directors approved an amendment and restatement of the 2015 Plan as the 2019 Plan at the annual meeting of shareholders. The amendment and restatement of the 2015 Plan increased the maximum number of shares available for future issuance by 2,500,000 shares and to update the Plan language to eliminate references to IRS Section 162(m) performance based compensation provisions that were eliminated under the new US tax rules that went into effect in January 2018. At December 31, 2019, 2,461,153 shares were available for future issuance under the 2019 Plan.

The 2019 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights, collectively referred to as “awards.” Share options granted under the 2019 Plan may be either incentive share options under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified share options. We may grant incentive share options only to our employees or employees of any parent or subsidiary of Textainer Group Holdings Limited. Awards other than incentive share options may be granted to our employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of Textainer Group Holdings Limited.

Our board of directors or a committee designated by our board of directors, referred to as the “plan administrator,” administers the 2019 Plan, including selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award. Awards under the plan may vest upon the passage of time or upon the attainment of certain performance criteria.

The exercise price of all share options granted under the 2019 Plan will be at least equal to 100% of the fair market value of our common shares on the date of grant. If, however, incentive share options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our common shares or the shares of any parent or subsidiary, the exercise price of any incentive share option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive share options must not exceed five years. The maximum term of all other awards under the 2019 Plan will be ten years. The plan administrator will determine the term and exercise, or purchase price of any other awards granted under the 2019 Plan.

Under the 2019 Plan, incentive share options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards shall be transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. The 2019 Plan permits the designation of beneficiaries by holders of awards, including incentive share options.

In the event a participant in the 2019 Plan terminates employment or is terminated by us (or by our parent or subsidiary) without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event a participant in the 2019 Plan is terminated by us (or by our parent or subsidiary) for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). Unless an individual award agreement otherwise provides, all vesting of all other awards will generally terminate upon the date of termination.

Subject to any required action by our shareholders, the number of common shares covered by outstanding awards, the number of common shares that have been authorized for issuance under the 2019 Plan, the exercise or purchase price of each outstanding award, the maximum number of common shares that may be granted subject to awards to a participant in any calendar year, and the like, shall be proportionally adjusted by the plan administrator in the event of any increase or decrease in the number of issued common shares resulting from certain changes in our capital structure as described in the 2019 Plan.

In the event of a corporate transaction or a change in control of Textainer Group Holdings Limited, all outstanding awards under the 2019 Plan will terminate unless the acquirer assumes or replaces such awards. In addition, and except as otherwise provided in an individual award agreement, assumed or replaced awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after a corporate transaction. In the event of a corporate transaction where the acquirer does not assume or replace awards granted under the 2019 Plan, all of these awards become fully vested immediately prior to the consummation of the corporate transaction. In the event of a change in control and except as otherwise provided in an individual award agreement, outstanding awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after such change in control.

Under the 2019 Plan, a “corporate transaction” is generally defined as:

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

Under the 2019 Plan, a “change in control” is generally defined as:

•

acquisition of 50% or more of the common shares by any individual or entity which a majority of our board of directors (who have served on the board for at least 12 months) do not recommend that our shareholders accept, or

•	a change in the composition of the board of directors as a result of contested elections over a period of 12 months or less.

Unless terminated sooner, the 2019 Plan will automatically terminate in 2029. The board of directors will have authority to amend or terminate the 2019 Plan. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we will obtain shareholder approval of any such amendment to the 2019 Plan in such a manner and to such a degree as required.

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

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the NYSE corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements pursuant to Rule 10A-3 promulgated under the Exchange Act. For further discussion on the practices that we follow in lieu of the NYSE’s corporate governance rules, see Part II Item 16G, “Corporate Governance” in this Annual Report on Form 20-F.

D.	Employees

We had approximately 170 employees as of December 31, 2019. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of December 31, 2019:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;
•	each director, director nominee and executive officer; and
•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 56,817,918 common shares issued and outstanding on December 31, 2019. We do not believe that we are directly or indirectly owned or controlled by any foreign government.  The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders.  We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares Beneficially Owned
Holders	Shares (7)	% (9)
5% or More Shareholders
Coronation Asset Management (Pty) Ltd.	6,716,360	11.8%
Isam K. Kabbani (2)	3,720,850	6.5%
Trencor Limited (1)	3,000,158	5.3%

Directors and Executive Officers
David M. Nurek (3)	3,031,198	5.3%
Hennie Van der Merwe (4)	3,013,777	5.3%
John A. Maccarone (5)	1,549,519	2.7%
Robert D. Pedersen	356,612	*
Olivier Ghesquiere	238,792	*
Michael K. Chan	94,278	*
Hyman Shwiel	34,641	*
Dudley R. Cottingham (6)	32,641	*
Iain Brown	27,105	*
Current directors and executive officers (9 persons) as a group	5,378,405	9.5%

*	Less than 1%.

(1)

Includes 3,000,158 shares held by Trencor. In December 2019, Trencor completed the unbundling of our common shares held by Trencor which resulted in the distribution of such common shares to Trencor’s shareholders (the “Unbundling Transaction”). Prior to the unbundling transaction, Trencor previously owned approximately 47.5% of our common shares. There are 27,278,802 common shares issued and outstanding in a secondary, or dual, listing of our common shares on the JSE under the symbol “TXT”.

(2)	Includes 3,720,850 shares held by Delmas Invest Holding S.A, an affiliate of Mr. Kabbani.
(3)

Includes 3,000,158 shares held by Trencor (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor). Mr. Nurek is one of our directors, and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Trencor.

(4)

Includes 3,000,158 shares held by Trencor (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Van der Merwe due to his position as a director of Trencor). Mr. Van der Merwe is one of our directors, and a CEO and director of Trencor. Mr. Van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Trencor.

(5)	Includes 1,205,100 shares held by the Maccarone Family Partnership L.P. and 333,513 shares held by the Maccarone Revocable Trust.
(6)	Includes 19,716 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary.
(7)

Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common shares beneficially owned include the following outstanding share options and restricted share units:

	Grant Date
	11/18/2010 to 11/19/2014 (8)	11/12/2015	5/19/2016	11/30/2016	5/18/2017	11/30/2017	11/30/2018	5/23/2019	11/30/2019
Share options
Exercise price	$28.05 to $38.36	$14.17	$12.23	$9.70	$9.75	$22.95	$11.15	N/A	$9.13
Expiration date	11/17/2020 to 11/19/2024	11/12/2025	5/19/2026	11/30/2026	5/18/2027	11/30/2027	11/30/2028	N/A	11/30/2029
Robert D. Pedersen	100,820	26,534	—	36,029	—	—	—	—	—
Michael K. Chan	—	—	—	—	3,750	4,750	20,000	—	20,000
Olivier Ghesquiere	—	—	10,000	19,200	—	17,760	40,000	—	40,000
Restricted share units
David M. Nurek	—	—	—	—	—	—	—	8,456	—
Hennie Van der Merwe	—	—	—	—	—	—	—	8,456	—
John A. Maccarone	—	—	—	—	—	—	—	8,456	—
Robert D. Pedersen	—	—	—	9,813	—	—	—	8,456	—
Olivier Ghesquiere	—	—	2,500	4,800	—	8,880	30,000	—	40,000
Michael K. Chan	—	—	—	—	1,874	2,374	15,000	—	20,000
Hyman Shwiel	—	—	—	—	—	—	—	8,456	—
Dudley R. Cottingham	—	—	—	—	—	—	—	8,456	—
Iain Brown	—	—	—	—	—	—	—	8,456	—

(8)    Robert Pedersen’s outstanding share options that were granted during 2010 to 2014 are comprised of 7,500 shares of $28.26 exercise price, 16,500 shares of $28.54 exercise price, 23,000 shares of $28.05 exercise price, 26,000 shares of $38.36 exercise price and 27,820 shares of $34.14 exercise price that were granted on 11/18/2010, 11/16/2011, 11/14/2012, 11/14/2013 and 11/19/2014, respectively. Expiration date is ten years from the respective grant date.

(9)	Percentage ownership is based on 56,817,918 shares outstanding as of December 31, 2019.

As of December 31, 2019, based on information available to the Company, 24,185 of our outstanding common shares were held in Bermuda, our domicile and headquarter country, by one holder of record. An aggregate of 27,278,802 of our outstanding common shares trade under secondary, or dual, listing on the JSE. An aggregate of 29,080,687 of our outstanding common shares, which includes 29,074,150 shares held by Cede & Company, were held in the United States by five holders of record. The shares held by Cede & Company, a nominee of the Depository Trust Company, include common shares beneficially owned by holders in the United States and by non-U.S. beneficial owners.

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we had extended loans to certain employees in connection with their acquisition of our common shares in accordance with our various employees’ share arrangements. As of December 31, 2019, and 2018, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, nor will we extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

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

Agreements with Maccarone Container Fund, LLC

TEML has entered into a management agreement with Maccarone Container Fund, LLC, related to TEML’s management of containers owned by Maccarone Container Fund, LLC effective 2016. Director John Maccarone and his family members are the beneficial owners of Maccarone Container Fund, LLC. In 2019 and 2018, we managed approximately 1,300 TEU (for which we received approximately $17 per year in management fees) for Maccarone Container Fund, LLC.

Relationships and Agreements with Trencor Limited and Entities Related to Trencor Limited

As of December 31, 2019, Trencor held 5.3% or 3.0 million of the Company’s common shares. On December 11, 2019, we commenced a secondary, or dual, listing of our common shares on the JSE in Johannesburg, South Africa under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and these shares are now trading on the JSE.  Prior to the unbundling transaction in December 2019, Trencor previously owned approximately 47.5% of our common shares and as noted below these shares were previously held by Halco. Hennie Van der Merwe and David M. Nurek, are members of the Company’s board of directors and the board of directors of Trencor.

On February 20, 2018, Halco Trust distributed and transferred to Trencor, one of the nominated discretionary beneficiaries of the Halco Trust, the trust’s 100% shareholding in Halco and on May 11, 2018, Halco declared dividends to Trencor which resulted in Trencor becoming the shareholder in the 47.5% of the Company’s common shares it owned. Halco went into voluntary liquidation on October 12, 2018.

At Halco’s request, the Company and Halco entered into a Voting Limitation Deed (“VLD”), effective January 1, 2018, whereby Halco agreed to limit or restrict its shareholder voting rights in the Company, solely in respect of the appointment and/or removal of directors and then only to the extent necessary to ensure that Trencor will be regarded for purposes of IFRS as being neither in control of nor having significant influence over the Company.  All of Halco’s voting rights, save for the said limitation or restriction, were unaffected by the VLD.   Accordingly, from January 1, 2018, the financial results of the Company, as reported under U.S. GAAP, are no longer required to consolidate and convert into IFRS for inclusion in the results of Trencor, thus eliminating commercial issues (e.g. the costs and delays caused by the need to convert the Company’s financial results under U.S. GAAP into IFRS for public reporting by Trencor). In connection with the transfer of the Company’s shares held by Halco to Trencor on May 11, 2018, Trencor assumed the same contractual rights and obligations as Halco had in the VLD. Following the unbundling transaction from Trencor to its own shareholders noted above, the provisions of the VLD are inapplicable.

On May 11, 2018, the Company, Trencor and Halco entered into an indemnification agreement with Computershare Trust Company, N.A., the share transfer agent for the Company, and Computershare Inc. (together, the “Transfer Agent”) pursuant to which the Company and Halco jointly and severally agreed to indemnify and hold harmless the Transfer Agent, and Halco agreed to indemnify and hold harmless the Company, against any and all costs, damages, losses, fees, penalties, judgments, taxes or expenses which the Transfer Agent may incur in connection with or arising from three missing share certificates representing approximately 5.5 million aggregate common shares, $0.01 par value, of the Company held by Halco.  The obligations under this agreement were transferred to Trencor when it became the shareholder of the Company’s common stock and on December 2, 2019 the Company agreed to assume the obligation to indemnify the Transfer Agent and agreed to indemnify Trencor under the indemnification agreement.

The Company’s personnel assisted Trencor with the conversion of the Company’s financial information from U.S. GAAP to IFRS.  Trencor paid $432 and $529 for these accounting services in 2019 and 2018, respectively.

Relationships and Agreements with Leased Assets Pool Company Limited

On December 2, 2019, we entered into a stock purchase agreement with TAC Limited, a wholly-owned subsidiary of Trencor, to purchase LAPCO. On December 31, 2019, we completed the acquisition of LAPCO and the purchase price consideration consisted of $65,527 in cash paid to TAC Limited, cash amounts paid by the Company to fully repay LAPCO’s debt facility of $126,289 and transaction costs incurred to complete the transaction of $104. We repaid LAPCO's existing debt at the closing date by refinancing this debt in our existing revolving credit facility. LAPCO owned a fleet of approximately 161,000 TEU of intermodal containers managed by the Company and approximately 3,000 TEU of containers managed by other container lessors. The transaction is substantially an acquisition of LAPCO’s container fleet because substantially all the fair value of the gross assets we acquired (excluding cash) was concentrated in a single identifiable asset which are containers.

We had entered into a management agreement with LAPCO, an indirect wholly-owned subsidiary of Trencor, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO had the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2019, 2018 and 2017, we received the following fees or commissions from LAPCO: (i) $2,366, $2,465 and $2,329, respectively, in management fees and (ii) $842, $1,111 and $666, respectively, in sales commissions and acquisition fees. LAPCO was free to compete against us with respect to its investment in containers and used our competitors to manage some of its containers.

On December 31, 2019, the management agreement between the Company and LAPCO was terminated as a result of our acquisition of LAPCO. There were no stated contractual settlement provisions relating to the management agreement. After the acquisition, LAPCO became a wholly-owned subsidiary of the Company. As of December 31, 2019, we recorded the acquired net assets of LAPCO consisting of cash of $19,975, containers and container-related assets of $167,001 and working capital of $6,767. In accordance with our accounting of the LAPCO acquisition under Topic 805, Business Combination, we also recognized a gain on settlement of pre-existing management agreement amounting to $1,823 (see Note 4 “LAPCO Acquisition” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

Transactions with Container Investment Services Limited and Coveham Container Services Limited

A member of our board of directors, Iain Brown, serves as Director and owns 66.66% of Coveham Container Services Limited (“CCSL”). CCSL is a U.K. company that provides administration and accounting services to investors, container owners and other clients in the transportation industry including the Company’s U.K. entity, Textainer Equipment Management (U.K.) Limited (“TEMUK”) starting in October 2018. In 2019 and 2018, the Company incurred $29 and $8, respectively, for administration and accounting services provided by CCSL to TEMUK. In 2018, the Company paid $28 to Container Investment Services Limited (“CIS”) primarily for accounting services provided to the TEMUK. Iain Brown also served as a director and owned 50% of CIS, which was a U.K. company that provided administration and accounting services until it ceased operations in September 2018.

Transactions with Continental Management Ltd.

A member of our board of directors, Dudley R. Cottingham, was a member of the board of directors of Continental Management Ltd (“Continental”) as of December 31, 2018 and became a consultant effective January 1, 2019. Continental is a Bermuda company that provides corporate representation, administration and management services. In 2019, 2018 and 2017, the Company paid $79, $121, and $59, respectively, to Continental primarily for Bermuda government annual fees and registered office fees.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2019 and 2018 and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2019 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

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

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2019, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been primary listed on the NYSE under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. Our common shares are secondary or dual listed on the JSE in Johannesburg, South Africa under the symbol “TXT” since December 2019. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
2019	$13.95	$6.74
2018	$25.85	$9.30
2017	$23.55	$8.50
2016	$15.72	$7.05
2015	$34.44	$13.48
Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2019	$11.40	$8.68
Third quarter 2019	$11.05	$6.74
Second quarter 2019	$10.76	$9.26
First quarter 2019	$13.95	$9.65
Fourth quarter 2018	$13.04	$9.30
Third quarter 2018	$16.20	$12.80
Second quarter 2018	$18.60	$14.45
First quarter 2018	$25.85	$16.30
Monthly Highs and Lows (over the most recent six month period):
February 2020	$10.86	$8.25
January 2020	$10.95	$9.47
December 2019	$11.40	$8.71
November 2019	$10.01	$8.68
October 2019	$10.72	$9.09
September 2019	$11.05	$7.96

Transfer Agent

The transfer agent and registrar for our common shares is Computershare Shareholder Services, Inc. and its fully owned subsidiary Computershare Trust Company, N.A., having its principal office at 250 Royall Street, Canton, MA 02021. Computershare Investor Services (PTY) LTD and Computershare (PTY) LTD provide administration services and act as the nominee registrar for the common shares traded on the JSE. The address of Computershare Investor Services (PTY) LTD and Computershare (PTY) LTD is 15 Biermann Avenue, Rosebank 2196, South Africa.

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

Trencor, a South African company listed on the JSE, had 47.5% and 5.3% of our issued and outstanding shares as of December 31, 2018 and 2019, respectively. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2019, 2018 and 2017 were denominated in U.S. dollars. During 2019, 2018 and 2017, 23%, 21% and 25%, respectively, of our direct container expenses – owned fleet were paid in up to 20 different foreign currencies, respectively. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk. We have entered into various interest rate swap, and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to LIBOR.

As of December 31, 2019, certain of our interest rate swap agreements are designated as cash flow hedges for accounting purposes, and any unrealized gains or losses related to the changes in fair value are recognized in accumulated comprehensive income and re-classed to interest expense as they are realized. As of December 31, 2018, and 2017, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments not designated as cash flow hedges are measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gain (loss) on derivative instruments, net and reclassified to realized gain (loss) on derivative instruments, net as they are realized.

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

The notional amount of the interest rate swap agreements was $906,500 as of December 31, 2019, with expiration dates between January 2020 and April 2023. We pay fixed rates between 1.27% and 2.94% under the interest rate swap agreements. The net fair value of these agreements was a liability of $13,643 and an asset of $1,916 as of December 31, 2019 and 2018, respectively.

The notional amount of the interest rate cap agreements was $124,000 as of December 31, 2019, with expiration dates between May 2020 and September 2022.

Based on the average debt balances and derivative instruments for the year ended December 31, 2019, it is estimated that a 1% increase in interest rates would result in a net increase of $11,324 in interest expense and realized gain on derivative instruments, net. It would also result in an increase in the fair value of derivative instruments, net of $15,888.

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

As of December 31, 2019, approximately 95.6% of gross accounts receivable for our total fleet and 97.5% of the gross finance lease receivables were from container lessees and customers outside of the U.S. Customers in Taiwan, PRC (including Hong Kong), France, Switzerland and Singapore accounted for approximately 15.5%, 14.1%, 14.0%, 13.3% and 11.1%, respectively, of our total fleet container lease billings for 2019. Customers in no other country accounted for greater than 10.0% of our total fleet container lease billings for the same period.

An allowance for doubtful accounts of $5,108 has been established against receivables as of December 31, 2019 for our owned fleet. During 2019, receivable write-offs from the allowance for doubtful accounts, net of recoveries, totaled $1,397 for our owned fleet.

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

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019.

The “disclosure controls and procedures” means our controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we filed or submitted to the SEC, such as this Annual Report on Form 20-F, was (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, it was concluded that, as of such date, the disclosure controls and procedures were effective as of December 31, 2019.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Management, including our Chief Executive Officer and Chief Financial Officer under the oversight of our Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria for effective internal control over financial reporting described in “Internal Control-Integrated Framework (2013),” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective for the year ended December 31, 2019.

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

C.	Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2019 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-3 in this Annual Report on Form 20-F.

ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with NYSE rules, we have an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. As a foreign private issuer, we are not required to comply with NYSE requirements that our audit committee has a minimum of three members and that all of our audit committee members satisfy the NYSE’s requirements for independence. Our audit committee has four members, Messrs. Shwiel, Cottingham, Brown and Nurek. In March 2020, our Board of Directors determined that all members of the Audit Committee are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Messrs. Shwiel and Cottingham are audit committee financial experts. Mr. Shwiel is also the chairman of our board of directors. Prior to March 2020, Mr. Nurek and Mr. Brown were not considered to be independent and did not have voting rights as members of the Audit Committee. Mr. Nurek is a director of Trencor and Mr. Brown was an administrator of LAPCO. Our board of directors has adopted an audit committee charter effective October 9, 2007.

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

During 2019, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

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

The following is a summary of the fees billed to us by our principal accountants for professional services rendered for 2019 and 2018:

Fee Category	2019 Fees	2018 Fees
Audit Fees	$1,792	$1,835
Audit-Related Fees	30	173
Tax Fees	6	14
Total Fees	$1,828	$2,022

Audit Fees-- Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit fees. Fees for both 2019 and 2018 were related to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees-- Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Until March 2020, we relied on the exemption afforded by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. One of the four members of our audit committee (Mr. Nurek) is a director of Trencor and one of the audit committee members (Mr. Brown) was an administrator of LAPCO. Prior to March 2020, neither Mr. Nurek or Mr.  Brown were voting members nor chairpersons of our audit committee nor one of our executive officers. We believe that such reliance did not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3. In March 2020, our Board determined that Mr. Nurek and Mr. Brown are independent as that term is defined in Rule 10A-3 under the Exchange Act given the completion of the unbundling of the Company shares held by Trencor in December 2019 which reduced Trencor’s shareholding in the company from 47.5% to 5.3% of the outstanding shares and the Company’s purchase of LAPCO in December 2019.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2019, our board of directors approved a share repurchase program of up to $25,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization did not obligate us to acquire a specific number of shares during any period, but it may be modified, suspended or terminated at any time at the discretion of the Company’s board of directors. In March 2020, we announced that our board of directors had approved an amendment to our share repurchase program to increase from $25,000 to an aggregate of $50,000 in common shares that may be repurchased under the program (see Note 13 “Share Repurchase Program” and Note 14 “Subsequent Event” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further discussion.

The table below is a summary of the shares repurchased by us during the year ended December 31, 2019. All shares were repurchased in the open market pursuant to the share repurchase program.

	Issuer Purchases of Common Shares
Period	Total number of shares purchased	Average price paid per shares	Total number of shares purchased as part of publicly announced plan	Approximate dollar value of shares that may yet be purchased under the plan
September 1, 2019 through September 30, 2019	240,789	$10.59	240,789	$22,450
October 1, 2019 through October 31, 2019	371,327	$9.56	371,327	$18,900
November 1, 2019 through November 30, 2019	155,411	$9.43	155,411	$17,435
December 1, 2019 through December 31, 2019	111,110	$9.06	111,110	$16,429
Total	878,637	$9.75	878,637
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the NYSE corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements pursuant to Rule 10A-3 promulgated under the Exchange Act. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We are not required under Bermuda law to maintain a board of directors with a majority of independent directors. However, as of March 2020 six of our eight directors are independent, as that term is defined by the NYSE.

•

We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present. However, we regularly hold non-executive sessions of our board of directors, where Mr. Ghesquiere, our President and Chief Executive Officer is not present.

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
•

If requested by the chairman, approve with the chairman of the board the agenda for board and board committee meetings and the need for special meetings of the board, and serve as deputy board chairman;

•

Advise the chairman of the board as to the quality, quantity and timeliness of the information submitted by the Company's management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties;

•	Recommend to the board the retention of advisors and consultants who report directly to the board;

•	Assist the board and Company officers in ensuring compliance with and implementation of the Corporate Governance Guidelines;
•	Serve as chairman of the board when the chairman is not present; and
•	Serve as a liaison for consultation and communication with shareholders.
•

Under Bermuda law, compensation of executive officers need not be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2015 Share Incentive Plan. Prior to March 2020, our compensation committee was not comprised solely of independent directors, as required by NYSE standards. As of March 2020, all members of our compensation committee are independent, as that term is defined by the NYSE. The members of our compensation committee are Messrs. Cottingham, Maccarone, Nurek and Shwiel. Our board of directors has also adopted a compensation committee charter.

•

We have established an audit committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit committee has four members, Messrs. Cottingham, Nurek, Brown and Shwiel. In March 2020, our Board determined that all members of the Audit Committee are independent when the Board determined that in addition to Mr. Cottingham and Mr. Shwiel, Mr. Nurek and Mr. Brown are independent as that term is defined in Rule 10A-3 under the Exchange Act given the completion of the unbundling of the Company shares held by Trencor in December 2019 which reduced Trencor’s shareholding in the company from 47.5% to 5.3% of the outstanding shares and the Company’s purchase of LAPCO in December 2019.  Prior to March 2020 Mr. Nurek and Mr. Brown were non-voting members of the Audit Committee. Our board of directors has also adopted an audit committee charter.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has five members, Messrs. Cottingham, Maccarone, Nurek, Van der Merwe and Shwiel. As of March 2020, Messrs. Cottingham, Maccarone, Nurek and Shwiel satisfy the NYSE’s standards for director independence. Mr. Van der Merwe will no longer serve on our nominating and governance committee after our Annual Meeting in May 2020 and at such time all members of our nominating and governance committee will be independent. Our board of directors has also adopted a nominating and governance committee charter.

•

Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan on September 4, 2007, on May 21, 2015 we received shareholder approval for the amendment and restatement of our 2007 Share Incentive Plan as the 2015 Share Incentive Plan, and on May 23, 2019 we received shareholder approval for the amendment and restatement of our 2015 Share Incentive Plan as the 2019 Share Incentive Plan. We are also required under Bermuda law to obtain the consent of the Bermuda Monetary Authority for the issuance of securities in certain circumstances.

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

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes and financial statement schedules I and II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 30, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Adoption of a new accounting pronouncement

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

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
March 30, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Textainer Group Holdings Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Textainer Group Holdings Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedules I and II (collectively, the consolidated financial statements), and our report dated March 30, 2020 expressed an unqualified opinion on those consolidated financial statements.

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
March 30, 2020

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2019, 2018 and 2017

(All currency expressed in United States dollars in thousands, except per share amounts)

	2019	2018	2017
Revenues:
Lease rental income - owned fleet	$517,859	$501,362	$444,888
Lease rental income - managed fleet	101,901	111,342	104,566
Lease rental income	619,760	612,704	549,454

Management fees - non-leasing	7,590	8,529	7,146

Trading container sales proceeds	58,734	19,568	4,758
Cost of trading containers sold	(51,336)	(16,118)	(3,302)
Trading container margin	7,398	3,450	1,456

Gain on sale of owned fleet containers, net	21,397	36,071	26,210

Operating expenses:
Direct container expense - owned fleet (1)	45,831	53,845	59,538
Distribution expense to managed fleet container investors	93,858	102,992	96,718
Depreciation expense (1)	260,372	249,500	235,293
Container lessee default expense, net (1)	7,867	17,948	4,605
Amortization expense	2,093	3,721	4,092
General and administrative expense	38,142	44,317	39,677
Bad debt expense, net	2,002	2,697	477
Gain on insurance recovery and legal settlement	(14,881)	(8,692)	—
Gain on settlement of pre-existing management agreement	(1,823)	—	—
Total operating expenses	433,461	466,328	440,400
Income from operations	222,684	194,426	143,866
Other (expense) income:
Interest expense	(153,185)	(138,427)	(117,475)
Write-off of unamortized deferred debt issuance costs and bond discounts	—	(881)	(7,550)
Interest income	2,505	1,709	613
Realized gain (loss) on derivative instruments, net	1,946	5,238	(1,191)
Unrealized (loss) gain on derivative instruments, net	(15,442)	(5,790)	4,094
Other, net	(4)	—	3
Net other expense	(164,180)	(138,151)	(121,506)
Income before income tax and noncontrolling interests	58,504	56,275	22,360
Income tax expense	(1,948)	(2,025)	(1,618)
Net income	56,556	54,250	20,742
Less: Net loss (income) attributable to the noncontrolling interests	168	(3,872)	(1,377)
Net income attributable to Textainer Group Holdings Limited common shareholders	$56,724	$50,378	$19,365
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.99	$0.88	$0.34
Diluted	$0.99	$0.88	$0.34
Weighted average shares outstanding (in thousands):
Basic	57,349	57,200	56,845
Diluted	57,459	57,487	57,159
Other comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	(110)	—	—
Reclassification of realized gain on derivative instruments designated as cash flow hedges	(7)	—	—
Foreign currency translation adjustments	42	(127)	207
Comprehensive income	56,481	54,123	20,949
Comprehensive loss (income) attributable to the noncontrolling interest	168	(3,872)	(1,377)
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$56,649	$50,251	$19,572

(1)   Amounts for the years ended December 31, 2018 and 2017 have been reclassified to conform with 2019 presentation (see Note 1 (u) “Reclassifications and Changes in Presentation”).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2019 and 2018

(All currency expressed in United States dollars in thousands)

	2019	2018
Assets
Current assets:
Cash and cash equivalents	180,552	$137,298
Accounts receivable, net of allowance for doubtful accounts of $6,299 and $5,729, respectively (1)	109,384	134,225
Net investment in direct financing and sales-type leases	40,940	39,270
Container leaseback financing receivable	20,547	—
Trading containers	11,330	40,852
Containers held for sale	41,884	21,874
Prepaid expenses and other current assets (1)	14,816	23,139
Due from affiliates, net	1,880	1,692
Total current assets	421,333	398,350
Restricted cash	97,353	87,630
Containers, net of accumulated depreciation of $1,443,167 and $1,322,221, respectively	4,156,151	4,134,016
Net investment in direct financing and sales-type leases	254,363	127,790
Container leaseback financing receivable	251,111	—
Fixed assets, net of accumulated depreciation of $12,266 and $11,525, respectively	1,128	2,066
Intangible assets, net of accumulated amortization of $45,359 and $43,266, respectively	5,291	7,384
Derivative instruments	135	5,555
Deferred taxes	1,388	2,087
Other assets	14,364	3,891
Total assets	$5,202,617	$4,768,769
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses (1)	$23,404	$27,297
Container contracts payable	9,394	42,710
Other liabilities	2,636	219
Due to container investors, net (1)	21,978	30,672
Debt, net of unamortized costs of $8,120 and $5,738, respectively	242,433	191,689
Total current liabilities	299,845	292,587
Debt, net of unamortized costs of $21,446 and $22,248, respectively	3,555,296	3,218,138
Derivative instruments	13,778	3,639
Income tax payable	9,909	9,570
Deferred taxes	7,789	7,039
Other liabilities	30,355	1,805
Total liabilities	3,916,972	3,532,778
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,326,555 shares issued and 56,817,918 shares outstanding at 2019; 58,032,164 shares issued and 57,402,164 shares outstanding at 2018	583	581
Treasury shares, at cost, 1,508,637 and 630,000 shares, respectively	(17,746)	(9,149)
Additional paid-in capital	410,595	406,083
Accumulated other comprehensive loss	(511)	(436)
Retained earnings	866,458	809,734
Total Textainer Group Holdings Limited shareholders’ equity	1,259,379	1,206,813
Noncontrolling interest	26,266	29,178
Total equity	1,285,645	1,235,991
Total liabilities and equity	$5,202,617	$4,768,769

(1)

Certain amounts for the year ended December 31, 2018 have been reclassified to report the gross amounts of accounts receivable, prepaid expenses, accounts payable and accrued expenses arising from the managed fleet instead of the net presentation (see Note 2 “Immaterial Reclassification and Adjustment of Prior Periods” and Note 1 (u) “Reclassifications and Changes in Presentation “).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2019, 2018 and 2017

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders' Equity
						Accumulated		Total
					Additional	other		Textainer Group
	Common shares		Treasury shares		paid-in	comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	capital	income (loss)	earnings	shareholders' equity	interest	equity
Balances, December 31, 2016	57,417,119	$575	(630,000)	$(9,149)	$390,780	$(516)	$739,991	$1,121,681	$58,859	$1,180,540
Dividends paid to noncontrolling interest									$(2,496)	(2,496)
Restricted share units vested	244,633	2	—	—	(2)	—	—	—	—	—
Exercise of share options	65,468	1	—	—	960	—	—	961	—	961
Share-based compensation expense	—	—	—	—	6,083	—	—	6,083	—	6,083
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	19,365	19,365	—	19,365
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,377	1,377
Foreign currency translation adjustments	—	—	—	—	—	207	—	207	—	207
Total comprehensive loss										20,949
Balances, December 31, 2017	57,727,220	578	(630,000)	(9,149)	397,821	(309)	759,356	1,148,297	57,740	1,206,037
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(1,996)	(1,996)
Restricted share units vested	289,685	3	—	—	(3)	—	—	—	—	—
Exercise of share options	15,259	—	—	—	130	—	—	130	—	130
Share-based compensation expense	—	—	—	—	7,355	—	—	7,355	—	7,355
TW Container Leasing, Ltd. capital restructuring	—	—	—	—	780	—	—	780	(30,438)	(29,658)
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	50,378	50,378	—	50,378
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	3,872	3,872
Foreign currency translation adjustments	—	—	—	—	—	(127)	—	(127)	—	(127)
Total comprehensive income										54,123
Balances, December 31, 2018	58,032,164	581	(630,000)	(9,149)	406,083	(436)	809,734	1,206,813	29,178	1,235,991
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(2,744)	(2,744)
Purchase of treasury shares	—	—	(878,637)	(8,597)	—	—	—	(8,597)	—	(8,597)
Restricted share units vested	281,377	2	—	—	(2)	—	—	—	—	—
Exercise of share options	13,014	—	—	—	126	—		126	—	126
Share-based compensation expense	—	—	—	—	4,388	—	—	4,388	—	4,388
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	56,724	56,724	—	56,724
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	(168)	(168)
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	(110)	—	(110)	—	(110)
Reclassification of realized gain on derivative instruments designated as cash flow hedges	—	—	—	—	—	(7)	—	(7)	—	(7)
Foreign currency translation adjustments	—	—	—	—	—	42	—	42	—	42
Total comprehensive income										56,481
Balances, December 31, 2019	58,326,555	$583	(1,508,637)	$(17,746)	$410,595	$(511)	$866,458	$1,259,379	$26,266	$1,285,645

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2019, 2018 and 2017

(All currency expressed in United States dollars in thousands)

	2019	2018	2017
Cash flows from operating activities:
Net income	$56,556	$54,250	$20,742
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense (1)	260,372	249,500	235,293
Container write-off from lessee default, net (1)	7,179	12,980	3,822
Bad debt expense, net	2,002	2,697	477
Unrealized loss (gain) on derivative instruments, net	15,442	5,790	(4,094)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	7,953	9,531	20,814
Amortization of intangible assets	2,093	3,721	4,092
Gain on sale of owned fleet containers, net	(21,397)	(36,071)	(26,210)
Gain on insurance recovery and legal settlement	—	(8,692)	—
Gain on settlement of pre-existing management agreement	(1,823)	—	—
Share-based compensation expense	4,388	7,355	6,083
Decrease (increase) in:
Accounts receivable, net (2)	25,530	(34,113)	(10,860)
Trading containers, net	19,549	(30,100)	(6,389)
Net investment in direct financing and sales-type leases (1)	49,796	63,847	66,846
Interest portion of container leaseback financing receivable	(2,286)	—	—
Prepaid expenses and other current assets (1) (2)	8,693	12,072	10,114
Due from affiliates, net	(39)	(558)	(265)
Other assets	(10,000)	1,603	2,581
Increase (decrease) in:
Accounts payable and accrued expenses (1) (2)	(4,363)	808	(2,386)
Other liabilities	13,519	(235)	(265)
Due to container investors, net (2)	(6,407)	611	(2,045)
Long-term income tax payable	339	489	5
Deferred taxes, net	1,449	634	(534)
Total adjustments	371,989	261,869	297,079
Net cash provided by operating activities	428,545	316,119	317,821
Cash flows from investing activities:
Purchase of containers and fixed assets	(466,993)	(854,383)	(300,125)
Payments on container leaseback financing receivable	(281,445)	—	—
Payment for Leased Assets Pool Company Limited, net of cash acquired	(171,841)	—	—
Payment for TW Container Leasing, Ltd. capital restructuring	—	(29,658)	—
Proceeds from sale of containers and fixed assets	150,742	147,254	135,299
Receipt of principal payments on container leaseback financing receivable	7,745	—	—
Insurance proceeds received for unrecoverable containers	—	—	12,616
Net cash used in investing activities	(761,792)	(736,787)	(152,210)
Cash flows from financing activities:
Proceeds from debt	1,439,223	2,029,025	1,729,580
Principal payments on debt	(1,049,857)	(1,608,753)	(1,770,715)
Purchase of treasury shares	(8,597)	—	—
Proceeds from container leaseback financing liability, net	17,448	—	—
Debt issuance costs	(9,417)	(10,252)	(27,702)
Issuance of common shares upon exercise of share options	126	130	961
Dividends paid to noncontrolling interest	(2,744)	(1,996)	(2,496)
Net cash provided by (used in) financing activities	386,182	408,154	(70,372)
Effect of exchange rate changes	42	(127)	207
Net increase (decrease) in cash, cash equivalents and restricted cash	52,977	(12,641)	95,446
Cash, cash equivalents and restricted cash, beginning of the year	224,928	237,569	142,123
Cash, cash equivalents and restricted cash, end of the year	$277,905	$224,928	$237,569
Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized gain on derivative instruments, net	$142,248	$123,581	$105,322
Net income taxes paid	$42	$1,138	$925
Supplemental disclosures of noncash operating activities:
Right-of-use asset for leased properties	$11,276	$—	$—
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(33,316)	$(88,377)	$119,097
Containers placed in direct financing and sales-type leases	$173,856	$53,859	$9,378
Decrease in insurance receivable due to a decrease in estimated unrecoverable containers	$—	$2,049	$7,546

(1)	Amounts for the years ended December 31, 2018 and 2017 have been reclassified to conform with 2019 presentation (see Note 1 (u) “Reclassifications and Changes in Presentation”).
(2)

Amounts for the years ended December 31, 2018 and 2017 have been reclassified to report the gross amounts of accounts receivable, prepaid expenses, accounts payable and accrued expenses arising from the managed fleet instead of the net presentation (see 2 “Immaterial Reclassification and Adjustment of Prior Periods” and Note 1 (u) “Reclassifications and Changes in Presentation “).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2019, 2018, and 2017

(All currency expressed in U.S. dollars in thousands, except per share amounts)

(1) Nature of Business and Summary of Significant Accounting Policies

(a)	Nature of Operations

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated third-party owners’ (the “Container Investors”) container fleets.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale.  These activities are described below (also see Note 10 “Segment Information”).

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include refrigerated and other special-purpose containers. These owned containers are financed through retained earnings; revolving credit facilities, secured debt facilities and a term loan provided by banks; bonds payable to investors; and a public offering of TGH’s common shares. Expenses related to lease rental income of the owned fleet primarily include direct container expenses, depreciation expense and interest expense.

Container Management

The Company manages, on a worldwide basis, a fleet of containers for and on behalf of the Container Investors. All rental operations are conducted worldwide in the name of the Company who, as agent for the Container Investors, acquires and sells containers, enters into leasing agreements and depot service agreements, bills and collects lease rentals from the lessees, disburses funds to depots for container handling, and remits net amounts, less management fees and commissions, to the Container Investors.

Fees earned by the Company under the management agreements are typically a percentage of net operating income of each Container Investor’s fleet and consist of fees for leasing services related to the management of the containers, sales commissions and net acquisition fees earned on the acquisition of containers. Lease rental income and expenses arising from the operation of the managed fleet are presented on a gross basis, whereby revenue billed to shipping lines and expenses incurred and distributions to the container investors of the managed fleet are presented in the Company’s consolidated statements of comprehensive income. Accounts receivable and vendor payables arising from direct container operations of the managed containers are presented on a gross basis in the Company’s consolidated balance sheets. See Note 5 “Managed Container Fleet” for information on the managed fleet containers.

Container Resale

The Company buys and subsequently resells containers (trading containers) from third parties. Container sales revenue represents the proceeds on the sale of containers purchased for resale. Cost of containers sold represents the cost of equipment purchased for resale that were sold as well as the related selling costs. The Company earns sales commissions related to the sale of the containers that it manages.

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

TAP Funding is a VME and the Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding, in which TL owns 50% or more voting interest. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. The equity owned by TAP in TAP Funding is shown as a “noncontrolling interest” on the Company’s consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest’s operations is shown as “net (income) loss attributable to the noncontrolling interests” on the Company’s consolidated statements of comprehensive income.

TWCL

The Company had a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), between TL and Wells Fargo Container Corp. (“WFC”). TL owned 25% and WFC owned 75% of the common shares and related voting rights of TW. The purpose of TW was to lease containers to lessees under direct financing leases. In October 2018, TL entered into an agreement to purchase 75% of the total outstanding common shares of TW from WFC for a cash consideration of $29,658. After the acquisition, TW became a wholly-owned subsidiary of TL. The Company accounted for this equity transaction as a reduction in the related noncontrolling interest. In January 2019, the Company dissolved TW.

Prior to the capital restructuring, the Company had determined that it had a variable interest in TW and that TW was a VIE. The Company consolidated TW as the Company had determined that it was the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager of the vehicle, namely that the Company had the power to direct the activities of TW that most significantly impact TW’s economic performance. After the capital restructuring which was effective on October 1, 2018, TW became a wholly-owned subsidiary of TL, therefore, the Company retained its controlling financial interest. As a result of the capital restructuring, TL acquired the noncontrolling interest (“NCI”) in TW which was reduced by $30,438 and the difference between the carrying value of the NCI and the cash consideration was recognized as an increase in additional paid-in capital (“APIC”) of $780 for the year ended December 31, 2018.

After the capital restructuring, there is no noncontrolling interest in TW on the Company’s consolidated balance sheets as of December 31, 2019 and 2018. The TW net income attributable to the noncontrolling interests’ operations for the period ended September 30, 2018, and for the year ended December 31, 2017, are shown as “net income attributable to the noncontrolling interests” on the Company’s consolidated statements of comprehensive income. There is no TW net income attributable to the noncontrolling interests’ operations for the year ended December 31, 2019, on the Company’s consolidated statements of comprehensive income.

Managed Containers

The Company enters into container management agreements with Container Investors. The fees earned by the Company for managing container portfolios on behalf of Container Investors are commensurate with the level of effort required to provide those management services and the Company does not have the obligation to absorb losses or the right to receive benefits that may be significant to the Container Investors. As such, the Company is not the primary beneficiary and does not consolidate the Container Investors. Managed containers which are owned by Container Investors are not assets of the Company and are not included in the consolidated financial statements, except for certain managed containers that the Company is deemed to own with associated container leaseback financial liability of the Company in accordance with Topic 842, Leases (see Note 1(a) “Nature of Operations” and Note 5 “Managed Container Fleet”).

Owned Containers

The majority of the container equipment included in the accompanying consolidated financial statements is owned by TL, Textainer Marine Containers II Limited (“TMCL II”), Textainer Marine Containers V Limited (“TMCL V”), Textainer Marine Containers VI Limited (“TMCL VI”) and Textainer Marine Containers VII Limited (“TMCL VII”), all Bermuda companies and all of which were wholly-owned subsidiaries of the Company as of December 31, 2019 and 2018. On December 31, 2019, Leased Assets Pool Company Limited (“LAPCO”) became a wholly-owned subsidiary of the Company (see Note 4 “LAPCO Acquisition” for further discussion). All owned containers are pledged as collateral for debt as of December 31, 2019 and 2018.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 11 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets reported within the consolidated balance sheets.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2019	2018	2017
Cash and cash equivalents	$180,552	$137,298	$137,894
Restricted cash included in long-term assets	97,353	87,630	99,675
Cash, cash equivalents and restricted cash, end of period	$277,905	$224,928	$237,569

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company.  The contract terms range from 11 to 13 years.  The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets shall be reduced to their fair value. The Company recorded a write-off of intangible assets amounting to $2 and $835 during the years ended December 31, 2019 and 2018, respectively, for the management rights relinquished relating to the purchase of containers previously managed for a container investor. As of December 31, 2019, the aggregate future amortization of intangible assets of $5,291 is expected to amortize through year 2021.
(e)	Revenue Recognition

The components of the Company’s revenue as presented in the consolidated statements of comprehensive income and in Note 10 “Segment Information” are as follows:

Lease Rental Income

Lease rental income arises principally from leasing containers to various international shipping lines and includes all rental charges billed to the lessees. Lease rental income - owned fleet comprises rental income for the container fleet owned by the Company. Lease rental income - managed fleet comprises rental income for the container fleet owned by the Container Investors. For lease accounting purposes, the management agreements with these Container Investors are deemed to convey to the Company the right to control the use of the managed containers and are therefore accounted for as “lease rental income - managed fleet” as reported in the consolidated statements of comprehensive income (see Note 5 “Managed Container Fleet” for further information).

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

Under sales-type leaseback arrangements that are accounted for as financing transactions, payments made by the customers are recorded as a reduction to the container leaseback financing receivable and as interest income. Interest income is recognized using the effective interest method, which generates a constant rate of interest over the period of the arrangement.

The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates.  The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

Management Fees - Non-leasing

Under the Company’s management service agreements with Container Investors, fees are earned for the acquisition and sale of containers under management (see Note 5 “Managed Container Fleet” for further information). Acquisition fees from purchases of containers for managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term.

Trading Container Margin

The Company’s trading container sales proceeds arise from the resale of new and used containers to a wide variety of buyers. The related expenses represent the cost of trading containers sold as well as other selling costs that are recognized as incurred. Revenue is recorded when control of the containers is transferred to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured.

Gain on sale of owned fleet containers, net

The Company also generally sells containers at the end of their useful lives or when it is financially attractive to do so. The gain on sale of owned fleet containers is the excess of the sale price over the carrying value for these units at the time of sale. Revenue is recorded when control of the containers is transferred to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured.

Gain on sale of owned fleet containers, net, also includes gains (losses) recognized at the inception of sales-type leases of our owned fleet, representing the excess (deficiency) of the estimated fair value of containers placed on sales-type leases over (below) their book value.

Allowance for Doubtful Accounts

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

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under operating leases, container leaseback financing receivable, and direct financing and sales-type leases. These allowances are based on an ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, management’s current assessment of the financial condition of the Company’s lessees, their ability to make their required payments and the recoverability. If the financial condition of the Company’s lessees deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

Accounts receivables are generally written off after an analysis is completed which indicates that collection of the full balance is remote. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance is intended to provide for losses inherent in the owned and managed fleet’s accounts receivable and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things.

(f)	Direct Container Expenses – Owned Fleet

Direct container expense – owned fleet represents the operating costs arising from the containers owned by the Company and includes storage, handling, maintenance and repair, repositioning, agent, and insurance expense. These costs are recognized when incurred.
(g)	Distribution Expense to Managed Fleet Container Investors

Our distribution amounts to Container Investors for the managed fleet includes the net operating income of each Container Investor’s fleet, reduced by associated lease management fees earned and retained by the Company. This amount is also reduced by expenses related to the operation of the managed containers which are presented on a gross basis in the consolidated statements of comprehensive income. Expenses related to the operation of the managed containers such as storage, handling, repairs, repositioning, agent, insurance expense and general and administrative expenses are recognized when incurred.
(h)	Trading Containers and Containers Held for Resale

The Company, through one or more of its subsidiaries, buys trading containers for resale, which are valued at the lower of cost or fair value. The cost of trading containers sold is specifically identified. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less cost to sell. The fair value is estimated based on recent gross sales proceeds for sales of similar containers. Trading containers and containers held for resale are not subject to depreciation.
(i)	Foreign Currencies

A functional currency is determined for each of the Company’s entities based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency is the U.S. dollar, excluding its foreign subsidiaries Textainer Equipment Management (United Kingdom) Limited and Textainer Equipment Management (Singapore) Pte Ltd. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains or losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange losses, reported in “direct container expense – owned fleet” in the consolidated statements of comprehensive income were $393, $1,085, and $156 for the years ended December 31, 2019, 2018 and 2017, respectively. For consolidation purposes, the financial statements are translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income.

(j)	Fixed Assets

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of such property, furniture and equipment, ranging from three to seven years. Expenditures for maintenance and repairs are expensed as they are incurred.
(k)	Containers

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the Company’s containers from the manufacturer to the containers’ first destined port. Containers are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The Company evaluates the estimated residual values and remaining estimated useful lives on a regular basis to determine whether a change in its estimates of useful lives and residual values is warranted. The Company completed its annual depreciation policy review and concluded no change was necessary during the year ended December 31, 2019.

The Company estimates the useful lives and residual values of its containers to be as follows:

	As of December 31, 2019		As of December 31, 2018
	Estimated useful	Residual	Estimated useful	Residual
	life (years)	Value	life (years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$1,000	13	$1,000
40'	14	$1,200	14	$1,200
40' high cube	13	$1,400	13	$ 1,350 to $1,400
45' high cube	13	$1,500	13	$1,500
Refrigerated containers:
20'	12	$2,750	12	$2,750
20' high cube	12	$2,049	12	$2,049
40' high cube	12	$4,000	12	$ 4,000 to $4,500
Open top and flat rack containers:
20' folding flat rack	15	$1,300	15	$1,300
40' folding flat rack	16	$1,700	16	$1,700
20' open top	15	$1,500	15	$1,500
40' open top	14	$2,500	14	$2,500
Tank containers	20	10% of cost	20	10% of cost

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of December 31, 2019 and 2018 were as follows:

	2019			2018
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,627,878	$(396,247)	$1,231,631	$1,632,927	$(381,929)	$1,250,998
40'	167,011	(58,852)	108,159	191,354	(69,463)	121,891
40' high cube	2,510,937	(592,374)	1,918,563	2,376,975	(540,349)	1,836,626
45' high cube	28,670	(11,488)	17,182	29,305	(10,034)	19,271
Refrigerated containers:
20'	20,484	(7,258)	13,226	20,883	(6,153)	14,730
20' high cube	5,139	(3,090)	2,049	5,148	(2,714)	2,434
40' high cube	1,052,707	(338,068)	714,639	1,030,078	(279,661)	750,417
Open top and flat rack containers:
20' folding flat	17,617	(4,538)	13,079	16,641	(4,068)	12,573
40' folding flat	51,152	(17,278)	33,874	46,182	(16,052)	30,130
20' open top	13,259	(1,625)	11,634	13,152	(1,419)	11,733
40' open top	23,313	(4,351)	18,962	27,629	(5,086)	22,543
Tank containers	81,151	(7,998)	73,153	65,963	(5,293)	60,670
	$5,599,318	$(1,443,167)	$4,156,151	$5,456,237	$(1,322,221)	$4,134,016

See Note 5 “Managed Container Fleet” for information on the managed fleet containers included above and in the Company’s consolidated balance sheet effective January 1, 2019.

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment on the Company’s leasing equipment for the years ended December 31, 2019, 2018 and 2017.

Write-Off of Container Rental Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amounts of containers that are unlikely to be recovered from lessees in default. The Company recorded impairment charges during the years ended December 31, 2019, 2018 and 2017 of $7,179, $12,980 and $3,822, respectively, to write-off containers that were unlikely to be recovered from lessees in default, net of gains associated with recoveries on containers previously estimated as lost with lessees in default. These amounts are recorded in the consolidated statements of comprehensive income as “container lessee default expense, net”.

Impairment of Containers Held for Sale

Containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell. The Company records impairment to write-down the value of containers held for sale to their estimated fair value less cost to sell. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise sold, the cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized. Any subsequent increase in fair value less cost to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. During the years ended December 31, 2019, 2018 and 2017, the Company recorded container impairments of $14,238, $13,795 and $4,250, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale due to rising used container prices, and was included in “depreciation expense” in the consolidated statements of comprehensive income.

During the years ended December 31, 2019, 2018 and 2017, the Company recorded the following net gain on sale of containers, included in “gain on sale of owned fleet containers, net” in the consolidated statements of comprehensive income:

	2019		2018		2017
	Units	Amount	Units	Amount	Units	Amount
Gain on sale of previously written down owned fleet containers, net	52,319	$6,665	28,291	$14,563	56,862	$18,662
Gain on sale of owned fleet containers not written down, net	52,126	14,732	79,119	21,508	55,505	7,548
Gain on sale of owned fleet containers, net	104,445	$21,397	107,410	$36,071	112,367	$26,210

(l)	Income Taxes

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

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.
(m)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt and the balance of the debt issuance costs, net of amortization, are netted against the debt recorded in the consolidated balance sheets.

Debt issuance costs are amortized using the interest rate method and the straight-line method over the general terms of the related fixed principal payment debt and the related revolving debt facilities, respectively, and the amortization is recorded as “interest expense” in the consolidated statements of comprehensive income.  In 2019, 2018 and 2017, debt issuance costs of $9,417, $10,285 and $27,702, respectively, were capitalized and amortization of debt issuance costs of $7,369, $8,400 and $13,201, respectively, were recorded in interest expense.

When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity with any of the Company’s lenders is immediately written-off and recorded in write-off of unamortized deferred debt issuance costs and bond discounts. In 2018, write-off of unamortized deferred debt issuance costs and bond discounts included $529 and $352 of write-offs of unamortized debt issuance costs related to the amendment of the TL Revolving Credit Facility and the termination of the TL Term Loan, respectively, (see Note 9 “Debt and Derivative Instruments”). In 2017, write-off of unamortized deferred debt issuance costs and bond discounts included $238, $6,516 and $84 of write-offs of unamortized debt issuance costs related to the amendment of TMCL II’s Secured Debt Facility, the redemption of TMCL III’s 2013-1 Bonds, 2014-1 Bonds, the termination of TMCL III’s 2017-A Notes and the amendment of TAP Funding’s Secured Debt Facility, respectively, (see Note 9 “Debt and Derivative Instruments”). No unamortized debt issuance costs were written-off during the year ended December 31, 2019.

(n)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. During 2019, 2018 and 2017, $10,527 or 23%, $11,141 or 21%, and $15,143 or 25%, respectively, of the Company’s direct container expenses – owned fleet were paid in up to 20 different foreign currencies. In accordance with its policy, the Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

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

Except for the lessees noted in the tables below, no other single lessee made up greater than 10% of the Company’s lease rental income from its owned fleet during the years ended December 31, 2019, 2018 and 2017, as well, there is no other single lessee that accounted for more than 10% of the Company’s gross accounts receivable from its owned fleet as of December 31, 2019 and 2018:

Lease Rental Income - owned fleet	2019	2018	2017
Customer A	15.4%	14.0%	14.4%
Customer B	13.3%	13.4%	13.6%

Gross Accounts Receivable - owned fleet	2019	2018
Customer A	17.1%	10.7%
Customer B	11.2%	21.3%

Total fleet lease rental income, as reported in the consolidated statements of comprehensive income, comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the table below, no other single lessee accounted for more than 10% of the Company’s total fleet lease rental income in 2019, 2018 and 2017, as well, there is no other single lessee that accounted for more than 10% of the Company’s gross accounts receivable from its total fleet as of December 31, 2019 and 2018:

Lease Rental Income - total fleet	2019	2018	2017
Customer A	14.8%	13.8%	14.8%
Customer B	13.5%	13.7%	14.3%

Gross Accounts Receivable - total fleet	2019	2018
Customer A	16.6%	10.4%
Customer B	12.0%	20.6%

The Company currently has containers on-hire to approximately 250 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers to freight forwarding companies and the U.S. Military. The Company’s five largest container lessees accounted for approximately 50.0%, 49.5% and 49.5% of the Company’s total fleet leasing billings in 2019, 2018 and 2017, respectively. During 2019, 2018 and 2017, revenue from the Company’s 20 largest container lessees by lease billings represented 82.1%, 82.8% and 80.0% of the Company’s total fleet container lease billings, respectively.  A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition.

As of December 31, 2019, and 2018, approximately 95.6% and 94.9%, respectively, of the Company’ gross accounts receivable for its total fleet were from container lessees and customers outside of the U.S. As of December 31, 2019 and 2018, approximately 97.5% and 98.4%, respectively, of the Company’s gross finance lease receivables for its total fleet were from container lessees and customers outside of the U.S. Except for the countries outside of the U.S. noted in the table below, customers in no other single country made up greater than 10% of the Company’s total fleet container lease billings during 2019, 2018 and 2017.

Country	2019	2018	2017
Taiwan	15.5%	14.6%	13.9%
People's Republic of China	14.1%	15.0%	14.4%
France	14.0%	13.8%	14.4%
Switzerland	13.3%	14.1%	15.1%
Singapore	11.1%	10.5%	10.9%

(o)	Derivative Instruments and Hedging

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The Company records derivative instruments on its balance sheet at fair value and establishes criteria for both the designation and effectiveness of hedging activities. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). Derivative instruments are designated or non-designated for hedge accounting purposes. The fair value of the derivative instruments is measured at each balance sheet date and is reflected on a gross basis on the consolidated balance sheets. See Note 9 “Debt and Derivative Instruments” for further discussions.

Designated Derivative Instruments

If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged transaction affects earnings.

As of December 31, 2019, the Company has designated interest rate swap agreements for a total notional amount of $110,000 as a cash flow hedge for accounting purposes. The change in fair value of cash flow hedging instruments during 2019 of a $110 loss was recorded on the consolidated balance sheets in “accumulated other comprehensive income” and $7 gain was reclassified to “interest expense, net” when realized. As of December 31, 2018, and 2017, none of the derivative instruments are designated by the Company for hedge accounting.

Non-Designated Derivative Instruments

For derivative instruments that do not meet the criteria for hedge accounting, or contracts for which the Company has not elected hedge accounting, the changes in the fair value are recognized in earnings during the period of change.

As of December 31, 2019 and 2018, the Company has non-designated interest rate swap and cap agreements for a total notional amount of $920,500 and $1,227,969, respectively. The fair value of the non-designated derivative instruments is measured at each balance sheet date and the change in fair value during 2019, 2018 and 2017 of $(15,442), $(5,790) and $4,094, respectively, was recorded in the consolidated statements of comprehensive income as “unrealized (loss) gain on derivative instruments, net.” The differentials between the fixed and variable rate payments under these agreements are recognized in “realized gain (loss) on derivative instruments, net” in the consolidated statements of comprehensive income when realized.
(p)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2019 Share Incentive Plan (the “2019 Plan”) on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of comprehensive income as part of “general and administrative expenses”.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units.  Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.  Share-based compensation expense of $4,388, $7,355 and $6,083 was recorded during 2019, 2018 and 2017, respectively, for share options and restricted share units awarded to employees under the 2019 Plan. Share-based compensation expense of $3,780, $6,746 and $5,499 was presented as a part of general and administrative expenses, and the remaining balance was presented as a part of direct container expenses – owned fleet during 2019, 2018 and 2017, respectively.

(q)	Comprehensive Income

The Company discloses the effect of its foreign currency translation adjustment, change in fair value of cash flow hedging derivative instruments, and reclassification of realized gain or loss on cash flow hedging instruments as components of “other comprehensive income” in the Company’s consolidated statements of comprehensive income.

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
(s)	Net Income Attributable to Textainer Group Holdings Limited Common Shareholders Per Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Potentially dilutive share options and restricted share units that were anti-dilutive under the treasury stock method were excluded from the computation of diluted EPS. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS during 2019, 2018 and 2017 is presented as follows:

Share amounts in thousands	2019	2018	2017
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$56,724	$50,378	$19,365
Denominator:
Weighted average common shares outstanding-- basic	57,349	57,200	56,845
Dilutive share options and restricted share units	110	287	314
Weighted average common shares outstanding-- diluted	57,459	57,487	57,159
Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.99	$0.88	$0.34
Diluted	$0.99	$0.88	$0.34

Share options and restricted share units, excluded from the computation of diluted EPS because they were anti-dilutive	1,805	1,232	1,164

(t)	Fair Value Measurements

Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

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

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

Fair Value of Derivative Instruments

The Company has utilized the income approach to measure the fair value of its notional amount of derivative instruments using observable (Level 2) market inputs. This approach represents the present value of future cash flows based upon current market expectations. The valuation also reflects the credit standing of the Company and the counterparties to the derivative agreements. The credit valuation adjustment was determined to be $167 and $49 (both of which were additions to the net fair value) as of December 31, 2019 and 2018, respectively.

The following table summarizes the Company’s derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2019
Assets
Interest rate swaps - not designated as hedges	$—	$135	$—
Total	$—	$135	$—
Liabilities
Interest rate swaps - designated as hedges	$—	$117	$—
Interest rate swaps - not designated as hedges	—	13,661	—
Total	$—	$13,778	$—
December 31, 2018
Assets
Interest rate swaps - not designated as hedges	$—	$5,555	$—
Total	$—	$5,555	$—
Liabilities
Interest rate swaps - not designated as hedges	$—	$3,639	$—
Total	$—	$3,639	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2019 and 2018:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Years Ended December 31, 2019 and 2018
	(Level 1)	(Level 2)	(Level 3)	Cumulative Impairment (2)
December 31, 2019
Assets
Containers held for sale (1)	$—	$22,217	$—	$6,346
Total	$—	$22,217	$—	$6,346
December 31, 2018
Assets
Containers held for sale (1)	$—	$10,898	$—	$5,129
Total	$—	$10,898	$—	$5,129

(1)

Represents the carrying value of containers included in “containers held for sale” in the consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

(2)	Represents the cumulative net impairment charges recognized on equipment held for sale from the date of designated held for sale status to the indicated period end date.

Fair Value of Containers Held for Sale

The Company recorded impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company’s containers held for sale that have been impaired to their estimated fair value less cost to sell had a fair value of $22,217 and $10,898 as of December 31, 2019 and 2018, respectively. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale.

Fair Value of Other Assets and Liabilities

The Company’s financial instruments include cash and cash equivalents; restricted cash; accounts receivable and payable; container leaseback financing receivable; net investment in direct financing and sales-type leases; due from affiliates, net; container contracts payable; due to container investors, net; debt and derivative instruments.

At December 31, 2019 and 2018, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $299,275 and $167,758 at December 31, 2019 and 2018, respectively, compared to book values of $295,303 and $167,060 at December 31, 2019 and 2018, respectively. The fair value of container leaseback financing receivable (including the short-term balance) was approximately $267,551 at December 31, 2019, compared to book values of $271,658 at December 31, 2019. The fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $3,798,683 and $3,394,118 at December 31, 2019 and 2018, respectively, compared to book values of $3,797,729 and $3,409,827 at December 31, 2019 and 2018, respectively.

(u)	Reclassifications and Changes in Presentation

Certain prior period amounts for the years ended December 31, 2018 and 2017 have been reclassified to conform to the presentation for the current period. The changes in the presentation have no impact on “net income.”

•

The Company reclassified the amounts to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale due to rising used container prices out of the separate line item “container impairment” to be included within the line item “depreciation expense” in the consolidated statements of comprehensive income.

•

The Company reclassified the amounts to write-off containers that were unlikely to be recovered from lessees in default, net of gains associated with recoveries on containers previously estimated as lost with insolvent lessees out of the separate line item “container impairment” and container recovery costs out of the separate line item “direct container expense – owned fleet” to be included within the line item “container lessee default (recovery) expense, net” in the consolidated statements of comprehensive income.

Certain prior period amounts for the year ended December 31, 2018 have been reclassified to conform to the current period presentation. The changes in the presentation have no impact on “total equity.”

•

The Company previously recorded amounts due to third-party owners on a net basis in “due to container investors, net”, thus the gross amounts of accounts receivable, prepaid expenses, accounts payable and accrued expenses for the managed fleet were reclassified out of the separate line item “due to container investors, net” to the separate line items “accounts receivable, net”, “prepaid expenses and other current assets” and “accounts payable and accrued expenses” in the consolidated balance sheets (See Note 2 “Immaterial Reclassification of Prior Period” and Note 5 “Managed Container Fleet”).

•

The Company reclassified the amounts out of the separate line item “insurance receivable” to be included within the line item “prepaid expenses and other current assets” in the consolidated balance sheets.

•	The Company reclassified the amounts out of the separate line item “accrued expenses” to be included within the line item “accounts payable and accrued expenses” in the consolidated balance sheets.

Additionally, upon adoption of the FASB Accounting Standards Update No. 2016-02, Leases (“Topic 842”) (“ASU 2016-02”), the Company reclassified the amounts out of the separate line item “receipt of payments on direct financing and sales-type leases, net of income earned” in cash flows from investing activities to be included within the line item “decrease (increase) in net investments on direct financing and sales-type leases” in cash flows from operating activities in the consolidated statements of cash flows for the year ended December 31, 2018. The changes in the presentation have no impact on “net increase in cash, cash equivalents and restricted cash.”

(v)	Leases

The Company adopted ASU 2016-02 on the effective date of January 1, 2019 by using the effective date transition method and by electing the “package of practical expedients.” Accordingly, the Company initially applied the provisions of the new lease guidance at the adoption date of January 1, 2019, without adjusting the reported comparative periods and without reassessing as follows:

•	whether any expired or existing contracts are or contain leases under Topic 842;
•	whether the lease classification for any expired or existing leases would be different in accordance with Topic 842; and
•	whether the unamortized initial direct costs for any existing leases would have met the definition of initial direct costs in Topic 842 at lease commencement.

As a result of the adoption of the new lease accounting guidance, the Company (as a lessee) recognized the following in the consolidated balance sheets for all existing leases for office space on January 1, 2019, with the exception for short-term leases and leases that commence at or near the end of the underlying asset’s economic life:

(i)

Right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The Company recognized ROU assets of existing office space leases amounting to $12,317, which represents the lease liability of $14,815 adjusted for a deferred rent liability of $2,575 and prepaid rent asset of $77; and

(ii)

Lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis. The Company recognized lease liabilities amounting to $14,815, which represented the present value of the remaining lease payments payable under operating lease contracts of $17,548, discounted using the Company’s approximate incremental borrowing rate of 4.17%.

As a result of the adoption of the new lease accounting guidance, the Company’s accounting (as a lessor) for sales-type leases, direct financing leases and operating leases will remain substantially unchanged. The Company is required to report all cash receipts from leases, including principal payments received from direct financing and sales-type leases, within operating activities in the Company’s consolidated statements of cash flows. Accordingly, receipts of payments on direct financing and sales-type leases, net of income earned amounting to $63,847 and $66,846 for the year ended December 31, 2018 and 2017, respectively, was reclassified from “net cash used in investing activities” to “net cash provided by operating activities.”

The adoption of ASU 2016-02 did not have an impact on the timing of revenue recognition relating to lease rental income in its consolidated statements of comprehensive income. The Company did not record a cumulative adjustment related to the adoption of ASU 2016-02. See Note 1 (e) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition” and Note 7 “Leases” for further discussions.

(w)	Recently Issued Accounting Standards and Pronouncements

In August 2017, the FASB issued Accounting Standards Update No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”).

ASU 2017-12 changes the recognition and presentation requirements of hedge accounting, including: eliminating the requirement to separately measure and report hedge ineffectiveness; and presenting all items that affect earnings in the same income statement line item as the hedged item. The Company adopted the standard on its effective date of January 1, 2019 using the required modified retrospective approach; however, the Company had no hedging relationships in effect at the adoption date that were impacted by the guidance. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements (see Note 1 (o) “Derivative Instruments and Hedging” and Note 9 “Debt and Derivatives” for hedge accounting disclosures).

In October 2018, the FASB issued Accounting Standards Update No. 2018-16, Derivatives and Hedging (Topic 815) - Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes (“ASU 2018-16”). This ASU applies to all entities that elect to apply hedge accounting to benchmark interest rate hedges under Topic 815. The amendment adds the Overnight Index Swap (OIS) rate based on the Secured Overnight Financing Rate (SOFR) as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to LIBOR swap rate and the OIS rate based on Fed Funds Effective Rate. The guidance is required to be adopted concurrently with ASU 2017-12, on a prospective basis for qualifying new hedging relationships entered into on or after adoption. The Company will continue its review of the debt and derivative agreements during the transition period until the LIBOR cessation by the end of 2021. The Company adopted ASU 2018-16 concurrently with ASU 2017-12 and the adoption did not have a significant impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”). This guidance affects net investments in direct financing and sales-type leases and container leaseback financing receivable. The amendments in this update replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, current conditions, and reasonable and supportable forecasts that affect collectability. Further, the FASB issued Accounting Standards Update No. 2018-19, Codification Improvements to Financial Instruments – Credit Losses (Topic 326) (“ASU 2018-19”) in November 2018 to clarify that operating lease receivables should be accounted for under the new lease standard, Topic 842, and are not within the scope of Topic 326. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2020 using the modified retrospective method by recognizing any cumulative effect adjustment to the opening balance of retained earnings at the adoption date. The adoption of the standard is expected to increase the overall allowance for credit losses and the actual effect at the adoption date will be dependent upon the nature of the characteristics of the portfolio as well as forecasts at that date. Based on the composition of the Company's net investments in direct financing and sales-type leases and container leaseback financing receivable, current market conditions and historical credit loss activity, the Company does not expect the adoption of ASU 2016-13 to have a significant impact on the consolidated financial statements.

In August 2018, the FASB issued Accounting Standards Update No. 2018-15, Intangibles - Goodwill and Other (Topic 350) - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”).  The amendments in the update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendments are effective for fiscal years beginning after December 15, 2019 and is to be applied either retrospectively or prospectively to all implementation costs incurred after the adoption date. The Company plans to adopt ASU 2018-15 effective January 1, 2020 on a prospective basis. The Company does not anticipate the adoption of the standard will have a significant impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The amendments of

ASU 2019-12 are meant to simplify and reduce the cost of accounting for income taxes by removing certain exceptions to the general principle in Topic 740 and to provide more consistent application to improve the comparability of the financial statements. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and early adoption is permitted. The Company early adopted the standard on December 31, 2019. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

(2) Immaterial Reclassification of Prior Period Presentation

As part of the preparation of the interim consolidated financial statements during 2019, the Company modified its balance sheet presentation of its container management business segment. Under the Company’s fleet management agreements for managed containers, the Company is responsible for providing the leasing services to the customers and responsible for directing and integrating third-party vendors to fulfill its performance obligations. Therefore, it was determined during 2019 that the accounts receivable and vendor payables arising from direct container operations of the managed containers should be recognized on a gross basis in the Company’s consolidated balance sheets. The Company previously excluded the gross balances of these accounts from the Company’s consolidated balance sheets and recorded amounts due to third-party owners on a net basis in “due to container investors, net” in the consolidated balance sheets. See Note 5 “Managed Container Fleet” and Note 6 “Transactions with Affiliates and Container Investors” for further information.

In accordance with FASB Accounting Standards Codification 250, Accounting Changes and Error Corrections, management evaluated the materiality of the prior period adjustments from both a quantitative and qualitative perspective and concluded that the change in the presentation for the managed fleet from net to gross amounts in the consolidated balance sheets were immaterial to the Company’s prior period annual consolidated financial statements, thus, no amendments to previously filed prior period interim or annual reports are required.

The impact of the reclassification of the financial statement presentation in the consolidated balance sheet as of December 31, 2018 are as follows:

	As of December 31, 2018
	As Reported	Adjustment	As Restated
Accounts receivable, net	$110,222	$24,003	$134,225
Prepaid expenses and other current assets	$22,669	$470	$23,139
Total current assets	$373,877	$24,473	$398,350
Total assets	$4,744,296	$24,473	$4,768,769
Accounts payable and accrued expenses	$(25,174)	$(2,123)	$(27,297)
Due to container investors, net	$(8,322)	$(22,350)	$(30,672)
Total current liabilities	$(268,114)	$(24,473)	$(292,587)
Total liabilities	$(3,508,305)	$(24,473)	$(3,532,778)

The impacts have been reflected throughout the consolidated balance sheets, including the applicable footnotes, as appropriate (see Note 1 “Nature of Business and Summary of Significant Accounting Policies”, Note 5 “Managed Container Fleet”, Note 6 “Transactions with Affiliates and Container Investors” and Note 10 “Segment Information”).

(3) Insurance Receivable and Impairment

In 2019, one of the Company’s customers became insolvent and the total net book value of its owned containers to this insolvent customer was $63,120. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income. Based on prior recovery experience, the Company estimated that containers with a book value of $9,468 would not be recovered from this insolvent customer. Accordingly, the Company recorded impairment charges of $9,059 included in container lessee default expense in the consolidated statements of comprehensive income for the year ended December 31, 2019. An insurance receivable of $1,792, net of insurance deductible was recorded in the prepaid expenses and other current assets in the consolidated balance sheets as of December 31, 2019. The Company also recorded bad debt expense of $2,921 in the consolidated statements of comprehensive income to fully reserve for this insolvent customer’s outstanding accounts receivable during the year ended December 31, 2019.

Insurance receivable recorded on the Company’s owned fleet related to this insolvent customer are as follows:

Estimated unrecovered containers, net of insurance deductible	$409
Recovery costs	1,383
Insurance receivable related to this insolvent customer as of December 31, 2019	$1,792

In 2018, four of the Company’s customers became insolvent and the total net book value of its owned containers to these insolvent customers were $23,044. The Company recorded impairment charges of $12,543 on the unrecoverable containers for these insolvent customers and container recovery costs of $4,864, both included in container lessee default expense in the consolidated statements of comprehensive income during 2018. The Company also recorded bad debt expense of $2,049 in the consolidated statements of comprehensive income to fully reserve for these insolvent customers’ outstanding accounts receivable during 2018. Due to a better than expected recovery, the Company recorded a gain on container recovery of $1,488 included in container lessee default expense in the consolidated statements of comprehensive income during the year ended December 31, 2019. There is no insurance receivable associated with these insolvent customers as respective losses are below the insurance deductible.

In August 2016, one of the Company’s customers filed for bankruptcy. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers and up to 183 days of lost lease rental income. The Company entered into a final agreement with the insurance companies on December 31, 2018 and the total remaining payments of $9,814 for the Company’s owned fleet were received in January and early February 2019. Accordingly, the Company recorded a $8,692 gain on insurance recovery and legal settlement in the consolidated statements of comprehensive income during the year ended December 31, 2018, which related to the final insurance settlement for insurable costs including primarily unrecovered containers and incurred container recovery costs, net of the insurance deductible. In 2019, the Company recorded a $14,881 gain on insurance recovery and legal settlement in the consolidated statements of comprehensive income on a net cash distribution from the bankruptcy estate for its owned fleet received during the year.

(4) LAPCO Acquisition

On December 31, 2019, the Company completed the acquisition of LAPCO, an indirect wholly-owned subsidiary of Trencor Limited. The purchase price consideration consists of $65,527 in cash paid to LAPCO, cash amounts paid by the Company to fully repay LAPCO’s debt facility of $126,289 and transaction costs incurred to complete the transaction of $104.

The Company determined that the acquisition of LAPCO did not meet the definition of a business in accordance with Topic 805, Business Combinations, therefore the Company accounted for the transaction as an asset acquisition. The LAPCO acquisition did not meet the definition of a business as it lacked a substantive process at the time of the acquisition and the transaction was substantially an acquisition of LAPCO’s container fleet because substantially all the fair value of the gross assets acquired were concentrated in a single identifiable asset which are containers.

Asset acquisitions are accounted for by allocating the cost of the acquisition to the individual assets acquired and liabilities assumed on a relative fair value basis. As a result, asset acquisitions do not result in the recognition of goodwill or a bargain purchase gain. When the fair value of the net assets acquired is greater than the purchase consideration, the excess is allocated to the acquired assets on a relative fair value basis.

As a result of the LAPCO acquisition, the management agreement between the Company and LAPCO was terminated and effectively settled the pre-existing contractual relationship at acquisition date. Under the terms of the management agreement, the Company previously managed a substantial portion of LAPCO’s container fleet. Because the terms of the pre-existing management agreement were determined to be favorable to the Company compared to current market terms for similar arrangements, a portion of the excess of the fair value of the net assets acquired over the purchase consideration was deemed to be applicable to the effective settlement of the management agreement. Therefore, a gain of $1,823 was recorded on the acquisition date in the consolidated statements of comprehensive income as “gain on settlement of pre-existing management agreement”.

As of December 31, 2019, the acquired net assets recorded by the Company consists of cash of $19,975, containers and container-related assets of $167,001 and the remaining consideration was allocated to working capital of $6,767.

(5) Managed Container Fleet

As part of the Company’s on-going business operation, the Company from time to time purchases containers on behalf of Container Investors. The Company enters into management agreements with the Container Investors whereby the Company, as agent for the Container Investors, purchases and leases out these containers and manages all of the Container Investors’ rights and obligations in respect of such containers and leases. The acquisition of these containers is funded entirely by the Container Investors and all risks and rewards of ownership of these containers vest and remain exclusively with the Container Investors. The Container Investors have no rights or recourse against the Company in the event of physical loss or damage, failure to lease out, any lessee default or any other risk in respect of the containers.

The Container Investors pay the Company an acquisition fee for acquiring containers on their behalf at the time of acquisition and a fee for management services, including services associated with ultimately disposing of the containers on behalf of the Container Investors.

Lease rental income and expenses from the managed fleet owned by Container Investors are presented on a gross basis.

Lease rental income – managed fleet represents rental charges billed to the ultimate lessee for the managed fleet, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions are earned from sales of the managed containers on behalf of the Container Investors, which are generally calculated as a fixed percentage of the cost of the managed containers purchased and the proceeds from the sale of the managed containers, respectively.

Acquisition fees from purchases of containers for the managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term. As of December 31, 2019 and 2018, deferred revenue from acquisition fees amounted to $3,109 and $4,245, respectively.

See Note 1 (e) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition” for further information.

Containers - December 31, 2018 and Prior

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers and the amounts distributed to the Container Investors, reduced by associated lease management fees earned and retained by the Company.

Managed containers in the Company’s managed fleet on or before December 31, 2018 are not included in the Company’s container leasing equipment in the Company’s consolidated balance sheet as of December 31, 2019 and 2018.

Container Purchases On or After January 1, 2019

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers.

From an accounting perspective, in accordance with Topic 842 which is effective January 1, 2019 for the Company and under the above management arrangements, the Company is deemed to control the containers owned by the Container Investors before they are leased out. Furthermore, the deemed leaseback is considered a sales-type lease under Topic 842, with the Company as lessee and the Container Investors as lessors.

For accounting purposes, the Company is deemed to own the managed containers purchased by the Company on or after January 1, 2019 for and on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in the Company’s container leasing equipment in the Company’s consolidated balance sheet as of December 31, 2019 and depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value per the Company’s depreciation policy (see Note 1 (k) “Accounting Policies and Recent Accounting Pronouncements – Containers”). The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company. Subsequent net operating income distributions made by the Company to the Container Investors are recorded as a reduction to the financial liability and as interest expense using the effective interest method. The net book value for these managed containers and the associated financial liability will reduce over time and will be removed upon container sale, irrespective of the amount realized in such sale.

As of December 31, 2019, the Company’s container leasing equipment includes such managed containers in the consolidated balance sheet amounting to a net book value of $16,151 and a deemed financial liability to the Container Investor amounting to $17,449 which was reported as "other liabilities” in the consolidated balance sheet.

The Company’s container leasing equipment included in the consolidated balance sheet as of December 31, 2019 and 2018 consisted of the following:

	2019			2018
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$5,582,986	$(1,442,986)	$4,140,000	$5,456,237	$(1,322,221)	$4,134,016
Containers - managed fleet	16,332	(181)	16,151	—	—	—
Total containers	$5,599,318	$(1,443,167)	$4,156,151	$5,456,237	$(1,322,221)	$4,134,016

Total management fee income from the managed fleet, including management fees earned from acquisition fees and sales commissions during 2019, 2018 and 2017 were as follows (also, see Note 6 “Transactions with Affiliates and Container Investors”):

	2019	2018	2017
Lease rental income - managed fleet	$101,901	$111,342	$104,566
Less: distribution expense to managed fleet container investors	(93,858)	(102,992)	(96,718)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(394)	—	—
Management fees from leasing	7,649	8,350	7,848
Management fees from non-leasing services	7,590	8,529	7,146
Total management fees	$15,239	$16,879	$14,994

The Company’s consolidated balance sheets also include the accounts receivable from the lessees of the managed fleet which are uncollected lease billings related to the containers managed by the Company for the Container Investors. Amounts billed under leases for the managed fleet (“sub-leases”) are recorded in accounts receivable with a corresponding credit to due to Container Investors. As sub-lessor, accounts receivable from the managed fleet represent receivables from lessees that the Company is required to remit, in terms of the management agreements, to the Container Investors once paid. The Company’s consolidated balance sheets also include the prepaid expenses, accounts payable and accrued expenses and container contracts payable related to the containers managed by the Company for the Container Investors.

The following table provides a reconciliation of the accounts receivable, prepaid expenses and other current assets, container contracts payable and accounts payable and accrued expenses from the managed fleet to the total amount as of December 31, 2019 and 2018 in the consolidated balance sheets (also, see Note 6 “Transactions with Affiliates and Container Investors”). Accounts receivable related to the owned fleet pertains to the Company’s uncollected lease billings related to the containers owned by the Company. Prepaid expenses and other current assets and accounts payable and accrued expenses related to the owned fleet represents the Company’s general and administrative costs and operating costs arising from the containers owned by the Company.

	2019	2018
Accounts receivable - owned fleet	$96,158	$110,222
Accounts receivable - managed fleet	13,226	24,003
Total accounts receivable	$109,384	$134,225

Prepaid expenses and other current assets - owned fleet	$14,627	$22,669
Prepaid expenses and other current assets - managed fleet	189	470
Total prepaid expenses and other current assets	$14,816	$23,139

Accounts payable and accrued expenses - owned fleet	$21,451	$25,174
Accounts payable and accrued expenses - managed fleet	1,953	2,123
Total accounts payable and accrued expenses	$23,404	$27,297

Container contracts payable - owned fleet	$9,394	$42,710
Container contracts payable - managed fleet	—	—
Total container contracts payable	$9,394	$42,710

(6) Transactions with Affiliates and Container Investors

Due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days. Due from affiliates, net of $1,880 and $1,692, as of December 31, 2019 and 2018, respectively, represents lease rentals on containers collected on behalf of and payable to the Company from the Company’s container manager, net of direct container expenses and management fees, and the Company’s advance of equipment purchases paid on behalf of an affiliated container investor.

Total fees earned from management of the containers, including acquisition fees and sales commissions during 2019, 2018 and 2017 were as follows:

	2019	2018	2017
Fees from affiliated Container Investors	$3,527	$3,575	$2,994
Fees from unaffiliated Container Investors	11,374	11,334	10,073
Fees from Container Investors	14,901	14,909	13,067
Other fees	338	1,970	1,927
Total management fees	$15,239	$16,879	$14,994

The following table provides a summary of due to container investors, net at December 31, 2019 and 2018:

	2019	2018
Affiliated Container Investors	$—	$5,718
Unaffiliated Container Investors	21,978	24,954
Due to container investors, net	$21,978	$30,672

Accounts receivable - managed fleet	$13,226	$24,003
Prepaid expenses and other current assets - managed fleet	189	470
Accounts payable and accrued expenses - managed fleet	(1,953)	(2,123)
Container contracts payable - managed fleet	-	-
	11,462	22,350
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	10,516	8,322
Due to container investors, net	$21,978	$30,672

(7) Leases

(a)	Lessor

The Company’s lease rental income for the year ended December 31, 2019 were as follows:

	Owned	Managed	Total
Lease rental income - operating leases	$470,722	$96,989	$567,711
Interest income on net investment in direct financing and sales-type leases	15,356	—	15,356
Interest income on container leaseback financing receivable	10,313	—	10,313
Variable lease revenue	21,468	4,912	26,380
Total lease rental income	$517,859	$101,901	$619,760

For direct financing and sales-type leases, the net selling (loss) gain recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $(1,027) and $802 for the years ended December 31, 2019 and 2018, respectively, are included in “gain on sale of owned fleet containers, net” in the consolidated statements of comprehensive income.

Operating Leases

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for the owned and managed container fleet as of December 31, 2019:

	Owned	Managed	Total
Year ending December 31:
2020	$294,320	$31,490	$325,810
2021	216,480	17,913	234,393
2022	169,623	6,955	176,578
2023	133,225	5,194	138,419
2024 and thereafter	245,960	14,778	260,738
Total future minimum lease payments receivable	$1,059,608	$76,330	$1,135,938

See Note 1 (e) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition” and Note 5 “Managed Container Fleet” for further information.

Container Leaseback Financing Receivable

During 2019, the Company purchased containers for $281,445 and leased back the containers to the seller-lessees through a sales-type leaseback arrangement. Under the provisions of Topic 842, these transactions from an accounting perspective are accounted for as financing transactions. The Company recorded a financing receivable from these transactions amounting to $271,658 as of December 31, 2019, which was reported as “container leaseback financing receivable” in the consolidated balance sheets.

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under the container leaseback financing receivable (see Note 1 (e) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition” for further information). As of December 31, 2019, an allowance for doubtful accounts related to billed amounts was not required on its container leaseback financing receivable and the Company does not have an allowance on its future minimum lease payment receivable under the its container leaseback financing receivable.

The following is a schedule, by year, of future minimum payments receivable under the container leaseback financing receivable as of December 31, 2019:

Twelve months ending December 31:
2020	$36,121
2021	36,022
2022	36,022
2023	36,022
2024 and thereafter	198,027
Total future minimum payments receivable	342,214
Add: residual value of containers	35,703
Less: unearned income	(106,259)
Container leaseback financing receivable (1)	$271,658
Amounts due within one year	20,547
Amounts due beyond one year	251,111
Container leaseback financing receivable	$271,658

(1) As of December 31, 2019, two customers represented 82.9% and 17.1% of the Company’s container leaseback financing receivable portfolio.

The following table represents the components of the net investment in direct financing and sales-type leases as of December 31, 2019 and 2018:

	2019	2018
Future minimum lease payments receivable	$385,589	$196,041
Residual value of containers	11,143	11,393
Less unearned income	(101,429)	(40,374)
Net investment in direct financing and sales-type leases	$295,303	$167,060
Amounts due within one year	$40,940	$39,270
Amounts due beyond one year	254,363	127,790
Net investment in direct financing and sales-type leases (1)	$295,303	$167,060

(1) As of December 31, 2019, two major customers represented 44.3% and 16.1% of the Company’s direct financing and sales-type leases portfolio. As of December 31, 2018, three major customers represented 20.6%, 17.0% and 11.3% of the Company’s direct financing and sales-type leases portfolio. No other customer represented more than 10% of the Company’s direct financing and sales-type leases portfolio as of December 31, 2019 and 2018.

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases (see Note 1 (e) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition” for further information). The allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the years ended December 31, 2019 and 2018 amounted to $675 and $702, respectively. As of December 31, 2019 and 2018, the Company does not have an allowance on its future minimum lease payment receivable under its direct financing and sale-type leases.

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2019:

Year ending December 31:
2020	$59,075
2021	62,136
2022	38,680
2023	32,959
2024 and thereafter	192,739
Total future minimum lease payments receivable	$385,589

(b)	Lessee

The Company has entered into several operating leases for office space. Operating ROU lease assets and obligations are recognized at the commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company does not recognize a related ROU asset and lease liability for short-term leases having a lease term of twelve months or less (see Note 1 (v) “Accounting Policies and Recent Accounting Pronouncements – Leases”).

As of December 31, 2019, operating leases included in ROU lease assets amounted to $11,276, which was reported in “other assets” in the consolidated balance sheets. As of December 31, 2019, total lease liabilities amounted to $13,736, of which amounts due within one year of $1,706 were reported in “other liabilities – current.” Long-term lease obligations that are due beyond one year of $12,030 were reported in “other liabilities – non-current” in the consolidated balance sheets. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements. Lease expense for lease payments is recognized on a straight-line basis over the lease term and is reported in “general and administrative expense” in the consolidated statements of comprehensive income.

Rent expense amounted to $2,233, $2,049 and $3,432 during 2019, 2018 and 2017, respectively. Other information related to the Company's operating leases are as follows:

2019
Operating lease cost	$2,095
Short-term and variable lease cost	138
Total rent expense	$2,233

Cash paid for amounts included in the measurement of lease liabilities	$2,098

2019
Weighted-average remaining lease term	5.4 years
Weighted-average discount rate	4.17%

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2019 were as follows:

Operating leasing
Year ending December 31:
2020	$2,232
2021	2,200
2022	2,039
2023	2,103
2024 and thereafter	7,392
Total lease payments	15,966
Less imputed interest	(2,230)
Total operating lease liabilities	$13,736

(8) Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense for 2019, 2018 and 2017 consisted of the following:

	2019	2018	2017
Current
Bermuda	$—	$—	$—
Foreign	499	1,407	2,142
	499	1,407	2,142
Deferred
Bermuda	—	—	—
Foreign	1,449	618	(524)
	1,449	618	(524)
	$1,948	$2,025	$1,618

The components of income before income taxes and noncontrolling interest were as follows:

	2019	2018	2017
Bermuda sources	$—	$—	$—
Foreign sources	58,504	56,275	22,360
	$58,504	$56,275	$22,360

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of comprehensive income is as follows:

	2019		2018		2017
Bermuda tax rate	$—	0.00%	$—	0.00%	$—	0.00%
Foreign tax rate	188	0.32%	(142)	(0.25)%	(1,297)	(5.80)%
Tax uncertainties	1,760	3.01%	2,167	3.85%	2,915	13.04%
	$1,948	3.33%	$2,025	3.60%	$1,618	7.24%

The components of income tax expense and effective tax rate were as follows:

	2019		2018		2017
Income before income tax and noncontrolling interests	$58,504		$56,275		$22,360

Tax uncertainties	$1,760	3.01%	$2,167	3.85%	$2,915	13.04%
Foreign taxes
Stock based compensation	405	0.69%	128	0.23%	(304)	(1.36)%
Adjustment for prior years	270	0.46%	367	0.65%	(71)	(0.32)%
Revaluation of deferred taxes due to TCJA	—	—	—	—	(2,653)	(11.86)%
Foreign derived intangible income	(77)	(0.13)%	(199)	(0.35)%	—	—
Valuation allowance	315	0.54%	272	0.48%	1,166	5.21%
Foreign rate difference	(778)	(1.33)%	(758)	(1.35)%	565	2.53%
Other	53	0.09%	48	0.09%	—	—
	188	0.32%	(142)	(0.25)%	(1,297)	(5.80)%
	$1,948	3.33%	$2,025	3.60%	$1,618	7.24%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2019 and 2018 are presented below:

	2019	2018
Deferred tax assets
Net operating loss carryforwards	$19,410	$19,616
Other	1,568	2,173
	20,978	21,789
Valuation allowance (net operating loss)	(707)	(992)
Deferred tax assets	20,271	20,797
Deferred tax liabilities
Containers, net	25,975	25,039
Other	697	710
Deferred tax liabilities	26,672	25,749
Net deferred tax liabilities	$6,401	$4,952

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

The Company has U.S. federal net operating loss carry-forwards of $108,014 that will begin to expire from December 31, 2020 through December 31, 2037 if not utilized and $20,351 with no expiration date. The Company expects to utilize the net operating loss carry-forwards prior to their expiration, net of the valuation allowance. In the United States, utilization of net operating loss carry-forwards for federal income tax purposes may be subject to a substantial annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code.  In general, an ownership change within the meaning of Section 382 occurs if a transaction or series of transactions over a three-year period result in a cumulative change of more than 50% in the beneficial ownership of a company’s stock.  The Company’s management does not believe the Company has a limitation on the ability to utilize its net operating loss carry-forwards under Section 382 as of December 31, 2019. However, issuances, sales and/or exchanges of the Company’s stock (including, potentially, relatively small transactions and transactions beyond the Company’s control) occurring after December 31, 2019, taken together with prior transactions with respect to the Company’s stock over a three-year period, could trigger an ownership change under Section 382 in the future and therefore a limitation on the Company’s ability to utilize its net operating loss carryforwards.  Any such limitation could cause some loss carryforwards to expire before the Company would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of the Company’s tax assets or both.  Furthermore, net operating losses generated subsequent to December 31, 2017 are subject to the TCJA, which removes net operating loss expirations, but limits utilization against 80% of taxable income.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2019, cumulative earnings of approximately $33,976 would be subject to income taxes of approximately $10,193 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, State of New Jersey, State of Texas, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. The Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2015, except for its United States and State of California tax returns which are no longer subject to examinations for years before 2011 and 2008, respectively.

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

The other significant provisions that became effective in 2018 that may impact the Company’s income taxes are: the limitation on the deduction of interest expense in excess of 30 percent of adjusted taxable income (which is approximately 30 percent of EBITDA through December 31, 2021 and approximately 30 percent of earnings before net interest and taxes thereafter), limitation on utilization of net operating losses generated after fiscal year 2017 to 80 percent of taxable income, lowered tax rate on its foreign-derived intangible income and limitation of deduction for executive compensation. The Company’s income tax provision as of and for the year ended December 31, 2019 has not been negatively affected by these new provisions under the TCJA.  However, based on the Company’s current projection, there could be negative effects in a future year, for example, when the more restrictive limitation on the deduction of interest expense becomes applicable after 2021.  The Company will continue to evaluate the impact that the TCJA could have on its future tax expense.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2019 and 2018 are as follows:

Balance at December 31, 2017	$16,150
Increases related to prior year tax positions	4
Decreases related to prior year tax positions	(2)
Increases related to current year tax positions	3,131
Lapse of statute of limitations	(1,138)
Balance at December 31, 2018	18,145
Decreases related to prior year tax positions	(82)
Increases related to current year tax positions	2,922
Lapse of statute of limitations	(1,343)
Balance at December 31, 2019	$19,642

If the unrecognized tax benefits of $19,642 at December 31, 2019 were recognized, tax benefits in the amount of $19,584 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2019 will decrease by $1,444 in the next twelve months due to expiration of the statute of limitations, which would reduce our annual effective tax rate.

Interest and penalty expense recorded during 2019, 2018 and 2017 amounted to $182, $180 and $181, respectively. Total accrued interest and penalties as of December 31, 2019 and 2018 were $1,470 and $1,288, respectively, and were included in non-current income taxes payable.

(9) Debt and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2019 and 2018:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	2019		2018
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TL Revolving Credit Facility	$1,280,037	3.29%	$1,272,074	4.00%	September 2023
TL 2019 Term Loan	158,371	3.50%	—	—	December 2026
TMCL II Secured Debt Facility (1)	689,658	3.49%	654,485	4.36%	July 2026
TMCL V 2017-1 Bonds	316,395	3.91%	353,884	3.91%	May 2042
TMCL V 2017-2 Bonds	395,836	3.73%	435,838	3.73%	June 2042
TMCL VI Term Loan	249,421	4.30%	276,210	4.30%	February 2038
TMCL VII 2018-1 Bonds	227,624	4.14%	245,399	4.14%	July 2043
TMCL VII 2019-1 Bonds	327,563	4.02%	—	—	April 2044
TAP Funding Revolving Credit Facility	152,824	3.69%	171,937	4.41%	December 2021
Total debt obligations	$3,797,729		$3,409,827
Amount due within one year	$242,433		$191,689
Amounts due beyond one year	$3,555,296		$3,218,138

(1) Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its scheduled conversion date.

 Secured Debt Facilities

(a)	TMCL II

TMCL II has a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000. There is a commitment fee on the unused amount of the total commitment, payable monthly in arrears. TMCL II’s primary ongoing container financing requirements have been funded by commitments under the TMCL II Secured Debt Facility.  The advance rates under the TMCL II Secured Debt Facility were 80.0% at both December 31, 2019 and 2018. TMCL II is required to maintain restricted cash balances on deposit in a designated bank account equal to five months of interest expense on the TMCL II Secured Debt Facility.

In July 2019, TMCL II entered into an amendment of the TMCL II Secured Debt Facility, which extended the conversion date and final maturity date to July 23, 2022 and July 23, 2026, respectively, and lowered the interest rate to LIBOR plus spread of 1.75%.

Under the terms of the TMCL II Secured Debt Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount that is calculated based on TMCL II’s book value of equipment, restricted cash, net investment in direct financing and sales-type leases and container leaseback financing receivable as specified in each of the relevant secured debt facility indentures (the “Asset Base”). The total obligations under the TMCL II Secured Debt Facility is secured by a pledge of TMCL II’s assets. As of December 31, 2019, TMCL II Secured Debt Facility’s Asset Base and total assets amounted to $692,483 and $920,170, respectively.

Credit Facilities

(a)	TL

TL has a revolving credit facility (the “TL Revolving Credit Facility”) that provides for an aggregate commitment amount of up to $1,500,000 (which includes a $25,000 letter of credit facility). There is a commitment fee on the unused amount of the total commitment, payable quarterly in arrears. The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 2023 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility is based either on the base rate for Base Rate loans plus a spread between 1.5% and 2.0% or LIBOR for Eurodollar rate loans plus a spread between 2.0% and 2.5%, as defined in the credit agreement, which varied based on TGH’s leverage. TL’s primary ongoing container financing requirements have been funded by commitments under the TL Revolving Credit Facility. The advance rates under the TL Revolving Credit Facility were 83.0% and 83.5% at December 31, 2019 and 2018, respectively. Interest payments on Base Rate loans and Eurodollar rate loans are payable in arrears on the last day of each calendar month and on the last day of each interest period, respectively.

The Company wrote-off $529 of unamortized debt issuance costs in September 2018 related to the amendment of the TL Revolving Credit Facility.

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

The TL Revolving Credit Facility was secured by segregated pools of TL’s containers and under the terms of the facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is based on a formula based on TL’s net book value of containers, net investment in direct financing and sales-type leases and container leaseback financing receivable designated to the facility. As of December 31, 2019, TL Revolving Credit Facility’s Asset Base amounted to $1,419,454.  TGH acts as an unconditional guarantor of the TL Revolving Credit Facility. The Company had no  outstanding letters of credit under the TL Revolving Credit Facility as of December 31, 2019 and 2018.

(b)	TAP Funding

TAP Funding has a credit agreement, that provides for a revolving credit facility with an aggregate commitment amount of up to $190,000 (the “TAP Funding Revolving Credit Facility”). There is a commitment fee on the unused amount of the total commitment, payable monthly in arrears. TAP Funding’s primary ongoing container financing requirements have been funded by commitments under the TAP Funding Revolving Credit Facility. The advance rates under the TAP Funding Revolving Credit Facility were 80.0% at both December 31, 2019 and 2018. TAP Funding is required to maintain restricted cash balances on deposit in a designated bank account equal to five months of interest expense. Interest on the outstanding amount due under the TAP Funding Revolving Credit Facility is based on one-month LIBOR plus 1.95%, payable monthly in arrears.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is based on a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. As of December 31, 2019, TAP Funding Revolving Credit Facility’s Asset Base and TAP Funding’s total assets amounted to $157,603 and $204,235, respectively.

On February 7, 2020, the Company entered into an amendment of the TAP Funding Revolving Credit Facility (see Note 14 “Subsequent Event” for further information).

Term Loan

(a)	TL

On December 18, 2019, TL has completed a $160,000 seven-year term loan (the “TL 2019 Term Loan”) with a group of financial institutions that represents a partially amortizing term loan based on defined repayment schedules until December 23, 2026. Interest on the outstanding amount due under the TL 2019 Term Loan is based on a fixed rate of 3.50% per annum, payable monthly in arrears. Under the terms of the TL 2019 Term Loan, scheduled principal repayments and interest payments are payable in 84 monthly installments commencing on January 23, 2020. The net proceeds of $158,655 from the TL 2019 Term Loan were primarily used to repay the outstanding principal balance of its TL Revolving Credit Facility.

TL had a $500,000 five-year term loan (the “TL Term Loan”) that represents a partially amortizing term loan.  Under the terms of the TL Term Loan, scheduled principal repayments were payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal to 1.58% of the initial principal balance and one final installment payable on the Maturity Date (April 30, 2019). In September 2018, TL terminated its TL Term Loan, which would have matured in April 2019, and the unpaid debt amount of $332,000 was fully repaid by proceeds from the TL Revolving Credit Facility. The Company wrote-off $352 of unamortized debt issuance costs in September 2018.

(b)	TMCL VI

TMCL VI has a $300,000 fixed rate term loan (the “TMCL VI Term Loan”) with a lender group comprised of a financial institution and one institutional investor. The facility represents a partially-amortizing term loan based on defined repayment schedules until February 15, 2025 and after that, repayment will be based on available cash. It has a legal final maturity date on February 15, 2038. The proceeds from the TMCL VI Term Loan were primarily used to repay $159,480 and $122,910 of the outstanding principal balance of TMCL II Secured Debt Facility and TL Revolving Credit Facility, respectively. The advance rates under the TMCL VI Term Loan were 77.1% at both December 31, 2019 and 2018. TMCL VI was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the TMCL VI Term Loan.

Under the terms of the TMCL VI Term Loan, the total outstanding principal may not exceed an amount that is based on a formula based on TMCL VI’s book value of equipment, restricted cash and net investment in direct financing and sales-type leases (the “Asset Base”). The total obligations under the TMCL VI Term Loan are secured by a pledge of TMCL VI’s assets. As of December 31, 2019, the TMCL VI Term Loan Asset Base and TMCL VI’s total assets amounted to $252,122 and $352,148, respectively.

 Bonds Payable

(a)	TMCL V

TMCL V issued the Series 2017-1 Fixed Rate Asset Backed Notes (the “TMCL V 2017-1 Bonds”), $350,000 aggregate Class A principal amount and $70,000 aggregate Class B principal amount of TMCL V 2017-1 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $420,000 in TMCL V 2017-1 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are May 20, 2026 and May 20, 2042, respectively. Both principal and interest incurred are payable monthly in arrears. The advance rates under the TMCL V 2017-1 Bonds were 75.2% at both December 31, 2019 and 2018. TMCL V was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the TMCL V 2017-1 Bonds. Proceeds from the TMCL V 2017-1 Bonds was used to acquire containers from TMCL III and for general corporate purposes.  The TMCL V 2017-1 Bonds are secured by a pledge of TMCL V’s total assets.

TMCL V also issued the Series 2017-2 Fixed Rate Asset Backed Notes (the “TMCL V 2017-2 Bonds”), $416,000 aggregate Class A principal amount and $84,000 aggregate Class B principal amount of TMCL V 2017-2 Bonds, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $500,000 in TMCL V 2017-2 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are June 20, 2026 and June 20, 2042, respectively. Both principal and interest incurred are payable monthly in arrears. The advance rates under the 2017-2 Bonds were 77.6% at both December 31, 2019 and 2018. TMCL V was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the TMCL VII 2017-2 Bonds. Proceeds from the TMCL VII 2017-2 Bonds was used to acquire containers from the TL Revolving Credit Facility and the TMCL II Secured Debt Facility and for general corporate purposes. The TMCL V 2017-2 Bonds are secured by a pledge of TMCL V’s total assets.

Under the terms of the TMCL V 2017-1 Bonds and the TMCL V 2017-2 Bonds, the total outstanding principal may not exceed an amount that is based on a formula based on TMCL V’s book value of equipment, restricted cash and net investment in direct financing and sales-type leases as specified in the bond indenture (the “Asset Base”). The total obligations under the TMCL V 2017-1 Bonds and the TMCL V 2017-2 Bonds are secured by a pledge of TMCL V’s assets. As of December 31, 2019, the TMCL V 2017-1 Bonds and the TMCL V 2017-2 Bonds’ Asset Base amounted to $322,401 and $402,722, respectively, and TMCL V’s total assets amounted to $979,498.

(b)	TMCL VII

TMCL VII issued the Series 2018-1 Bonds, $250,000 aggregate Class A principal amount and $9,100 aggregate Class B principal amount of Series 2018-1 Fixed Rate Asset Backed Notes (the “TMCL VII 2018-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act.

The TMCL VII 2018-1 Bonds were issued at 98.82% of par value for the TMCL VII 2018-1 Bonds Class A notes and 98.14% of par value for the TMCL VII 2018-1 Bonds Class B notes, resulting in a total discount of $3,124, which is being accreted to interest expense using the interest rate method over a 7 year term. The $259,100 in TMCL VII 2018-1 Bonds represent partially amortizing notes payable over a scheduled payment term of 7 years, but not to exceed a maximum payment term of 25 years. Both principal and interest incurred were payable monthly in arrears. The anticipated repayment date and legal final payment date was July 2025 and July 2043, respectively. The advance rates under the 2018-1 Bonds was 80.6% and 82.5% at December 31, 2019 and 2018, respectively. TMCL VII was required to maintain restricted cash balances on deposit in a designated bank account equal to nine months of interest expense on the TMCL VII 2018-1 Bonds. Proceeds from the TMCL VII 2018-1 Bonds was primarily used to acquire containers from TL Revolving Credit Facility and TMCL II Secured Debt Facility and for general corporate purposes. The TMCL VII 2018-1 Bonds are secured by a pledge of TMCL VII’s total assets.

On April 24, 2019, TMCL VII also issued the Series 2019-1 Fixed Rate Asset Backed Notes (the “TMCL VII 2019-1 Bonds”), $328,900 of aggregate Class A principal amount and $21,100 of aggregate Class B principal amount of TMCL VII 2019-1 Bonds to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The TMCL VII 2019-1 Bonds totaling $350,000 represent partially amortizing notes payable over a scheduled payment term of 7.5 years, but not to exceed a maximum payment term of 25 years. The anticipated repayment date and legal final payment date was October 2026 and April 2044, respectively. The advance rate under the 2019-1 Bonds was 82.6% at December 31, 2019. Under the terms of the TMCL VII 2019-1 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2019-1 Bonds were primarily used to pay down debt in our secured debt facility and revolving credit facility. The TMCL VII 2019-1 Bonds are secured by a pledge of TMCL VII’s total assets.

Under the terms of the TMCL VII 2018-1 Bonds and TMCL 2019-1 Bonds, the total outstanding principal may not exceed an amount that is based on a formula based on TMCL VII ’s book value of equipment, restricted cash and net investment in direct financing and sales-type leases as specified in the bond indenture (the “Asset Base”). The total obligations under the TMCL VII 2018-1 Bonds and TMCL VII 2019-1 Bonds are secured by a pledge of TMCL VII’s assets. As of December 31, 2019, the TMCL VII 2018-1 Bonds and TMCL VII 2019-1 Bonds’ Asset Base amounted to $230,477 and $329,908, respectively, and TMCL VII’s total assets amounted to $713,593.

Restrictive Covenants

The Company’s debt agreements contain various restrictive financial and other covenants, including limitations on certain liens, indebtedness and investments.

•

The TL Revolving Credit Facility and TL 2019 Term Loan contain certain restrictive financial covenants on TGH’s leverage ratio, fixed charge coverage ratio and consolidated tangible net worth; and TL’s leverage coverage and interest coverage ratio.

•

The TMCL II Secured Debt Facility, the TMCL VI Term Loan, the TAP Funding Revolving Credit Facility, the TMCL V 2017-1 Bonds, the TMCL V 2017-2 Bonds, the TMCL VII 2018-1 Bonds and the TMCL VII 2019-1 Bonds contain restrictive covenants on leverage ratio of TGH and net income and debt levels of TGH’s container management subsidiary.

•	The TMCL II Secured Debt Facility also contain restrictive covenants regarding certain containers sales proceeds ratio.
•

The TMCL II Secured Debt Facility, the TMCL VI Term Loan, the TAP Funding Revolving Credit Facility, the TMCL V 2017-1 Bonds, the TMCL V 2017-2 Bonds, the TMCL VII 2018-1 Bonds and the TMCL VII 2019-1 Bonds also contain restrictive covenants regarding certain debt service coverage ratios and the average age of the underlying container fleets securing each of these obligations.

•

The TMCL II Secured Debt Facility, the TMCL VI Term Loan, the TMCL V 2017-1 Bonds, the TMCL V 2017-2 Bonds, the TMCL VII 2018-1 Bonds and the TMCL VII 2019-1 Bonds also contain restrictive covenants on TMCL II, TMCL VI, TMCL V and TMCL VII’s ability to incur other obligations and distribute earnings, respectively.

•	All of the Company’s debt facilities also contain restrictive covenants on borrowing base minimums.

TGH and its subsidiaries were in full compliance with these restrictive covenants at December 31, 2019.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of December 31, 2019:

	Twelve months ending December 31,						Available borrowing,	Current and Available Borrowing,
	2020	2021	2022	2023	2024 and thereafter	Total Borrowing	as limited by the Borrowing Base	as limited by the Borrowing Base
TL Revolving Credit Facility	$5,063	$138,229	$138,229	$1,004,768	$—	$1,286,289	$133,165	$1,419,454
TL 2019 Term Loan	10,523	10,898	11,285	11,686	115,608	160,000	—	160,000
TMCL II Secured Debt Facility	68,459	66,435	60,474	52,086	447,052	694,506	—	694,506
TMCL V 2017-1 Bonds	39,357	52,173	63,220	62,557	101,572	318,879	—	318,879
TMCL V 2017-2 Bonds (1)	43,958	55,259	67,021	80,125	152,584	398,947	—	398,947
TMCL VI Term Loan	25,500	25,500	25,500	25,500	149,400	251,400	—	251,400
TMCL VII 2018-1 Bonds (1)	18,655	18,655	18,655	18,655	157,796	232,416	—	232,416
TMCL VII 2019-1 Bonds (1)	28,000	28,000	28,000	28,000	219,333	331,333	—	331,333
TAP Funding Revolving Credit Facility	11,038	142,487	—	—	—	153,525	4,078	157,603
Total (2)	$250,553	$537,636	$412,384	$1,283,377	$1,343,345	$3,827,295	$137,243	$3,964,538

(1)	Future scheduled payments for the TMCL V 2017-2 Bonds, TMCL VII 2018-1 Bonds and TMCL VII 2019-1 Bonds exclude an unamortized discount of $45, $2,332 and $101, respectively.
(2)	Future scheduled payments for all debts exclude unamortized prepaid debt issuance costs in an aggregate amount of $27,088.

Derivative Instruments and Hedging Activities

The Company has entered into several derivative agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of December 31, 2019:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 1.27% and 2.94% per annum, amortizing notional amounts, with termination dates through January 15, 2023, non-designated	$796,500
Interest rate swap contracts with several banks, with fixed rates between 1.57% and 1.58% per annum, amortizing notional amounts, with termination dates through April 15, 2023, designated	110,000
Interest rate cap contracts with several banks with fixed rates between 3.00% and 5.00% per annum, nonamortizing notional amounts, with termination dates through September 15, 2022, non-designated	124,000
Total notional amount as of December 31, 2019	$1,030,500

In December 2019, the Company entered into interest rate swap agreements for a total notional amount of $110,000. These interest rate swaps are designated and qualify as cash flow hedges of interest expense risk.  These instruments are considered effective hedges and are recorded using hedge accounting. Under cash flow hedging, the entire gain or loss on the derivative is initially reported as a component of accumulated other comprehensive income. Amounts are deferred in accumulated other comprehensive income and reclassified into earnings in interest expense when the hedged item affects earnings. The Company performs quarterly assessments of hedge effectiveness by verifying and documenting the critical terms of the hedge instrument and determining that forecasted transactions have not changed significantly. All of the Company’s other outstanding interest rate swap and cap agreements as of December 31, 2019 are economic hedges and not designated as cash flow hedges for accounting purposes. The fair value of the interest rate swap and cap agreements not designated as cash flow hedges are measured at each of the balance sheet date and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gain (loss) on derivative instruments, net and reclassified to realized gain (loss) on derivative instruments, net as they are realized.

The Company’s derivative instruments had a fair value asset and liability of $135 and $13,778 as of December 31, 2019, respectively, and a fair value asset and liability of $5,555 and $3,639 as of December 31, 2018, respectively, which are inclusive of counterparty risk. The counterparties to the Company’s interest rate swap agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of the interest rate swap agreements, the Company’s exposure is limited to the interest rate differential on the notional amount at each monthly settlement period over the life of the agreements. The Company monitors its counterparties’ credit ratings on an on-going basis and does not anticipate any non-performance by the counterparties. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its derivative agreements are included in derivative instruments in the accompanying consolidated balance sheets.

The Company expects to reclassify an estimated net gain amount of $210 related to the designated interest rate swap agreements from accumulated other comprehensive income to interest expense in the consolidated statements of comprehensive income over the next twelve months. The following table summarizes the pre-tax impact of derivative instruments on the consolidated statements of comprehensive income during the years ended December 31, 2019, 2018 and 2017:

		2019	2018	2017
Derivative instruments	Financial Statement Caption
Non-designated derivative instruments	Realized gain (loss) on derivative instruments, net	$1,939	$5,238	$(1,191)
Non-designated derivative instruments	Unrealized (loss) gain on derivative instruments, net	$(15,442)	$(5,790)	$4,094
Designated derivative instruments	Other comprehensive loss	$(110)	$—	$—
Designated derivative instruments	Interest and debt income (expense), net	$7	$—	$—

(10) Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. Prior year amounts have been modified to conform with the 2019 presentation as discussed in Note 1 (u) “Reclassifications and Changes in Presentation”.

The following tables show segment information for 2019, 2018 and 2017, reconciled to the Company’s income before income tax and noncontrolling interests as shown in its consolidated statements of comprehensive income:

	Container	Container	Container
2019	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$516,307	$1,552	$—	$—	$—	$517,859
Lease rental income - managed fleet	—	101,901	—	—	—	101,901
Lease rental income	$516,307	$103,453	$—	$—	$—	$619,760
Management fees - non-leasing from external customers	$219	$1,646	$5,725	$—	$—	$7,590
Inter-segment management fees	$—	$48,215	$12,323	$—	$(60,538)	$—
Trading container margin	$—	$—	$7,398	$—	$—	$7,398
Gain on sale of owned fleet containers, net	$21,397	$—	$—	$—	$—	$21,397
Depreciation expense	$266,832	$916	$—	$—	$(7,376)	$260,372
Container lessee default expense, net	$7,867	$—	$—	$—	$—	$7,867
Interest expense	$152,914	$271	$—	$—	$—	$153,185
Realized gain on derivative instruments, net	$1,946	$—	$—	$—	$—	$1,946
Unrealized loss on derivative instruments, net	$15,442	$—	$—	$—	$—	$15,442
Segment income (loss) before income tax and noncontrolling interests (1)	$14,296	$27,747	$21,036	$(4,089)	$(486)	$58,504
Total assets	$5,101,301	$184,215	$19,573	$7,206	$(109,678)	$5,202,617
Purchase of containers and fixed assets	$420,971	$12,706	$—	$—	$—	$433,677
Payments on container leaseback financing receivable	$281,445	$—	$—	$—	$—	$281,445

	Container	Container	Container
2018	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$498,414	$2,948	$—	$—	$—	$501,362
Lease rental income - managed fleet	—	111,342	—	—	—	111,342
Lease rental income	$498,414	$114,290	$—	$—	$—	$612,704
Management fees - non-leasing from external customers	$235	$2,752	$5,542	$—	$—	$8,529
Inter-segment management fees	$—	$48,646	$12,132	$—	$(60,778)	$—
Trading container margin	$—	$—	$3,450	$—	$—	$3,450
Gain on sale of owned fleet containers, net	$36,071	$—	$—	$—	$—	$36,071
Depreciation expense	$255,442	$794	$—	$—	$(6,736)	$249,500
Container lessee default expense, net	$17,948	$—	$—	$—	$—	$17,948
Interest expense	$138,427	$—	$—	$—	$—	$138,427
Write-off of unamortized deferred debt issuance costs and bond discounts	$881	$—	$—	$—	$—	$881
Realized gain on derivative instruments, net	$5,238	$—	$—	$—	$—	$5,238
Unrealized loss on derivative instruments, net	$5,790	$—	$—	$—	$—	$5,790
Segment income (loss) before income tax and noncontrolling interests (1)	$26,166	$20,322	$16,128	$(4,083)	$(2,258)	$56,275
Total assets	$4,648,938	$152,801	$45,110	$10,653	$(88,733)	$4,768,769
Purchase of containers and fixed assets	$765,297	$709	$—	$—	$—	$766,006

	Container	Container	Container
2017	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$442,219	$2,669	$—	$—	$—	$444,888
Lease rental income - managed fleet	—	104,566	—	—	—	104,566
Lease rental income	$442,219	$107,235	$—	$—	$—	$549,454
Management fees - non-leasing from external customers	$266	$2,105	$4,775	$—	$—	$7,146
Inter-segment management fees	$—	$39,529	$9,477	$—	$(49,006)	$—
Trading container margin	$—	$—	$1,456	$—	$—	$1,456
Gain on sale of owned fleet containers, net	$26,210	$—	$—	$—	$—	$26,210
Depreciation expense	$240,827	$776	$—	$—	$(6,310)	$235,293
Container lessee default expense, net	$4,605	$—	$—	$—	$—	$4,605
Interest expense	$117,475	$—	$—	$—	$—	$117,475
Write-off of unamortized deferred debt issuance costs and bond discounts	$7,550	$—	$—	$—	$—	$7,550
Realized loss on derivative instruments, net	$1,191	$—	$—	$—	$—	$1,191
Unrealized gain on derivative instruments, net	$4,094	$—	$—	$—	$—	$4,094
Segment (loss) income before income tax and noncontrolling interests (1)	$(1,707)	$15,376	$10,854	$(3,568)	$1,405	$22,360
Total assets	$4,316,272	$160,899	$10,873	$6,859	$(93,651)	$4,401,252
Purchase of containers and fixed assets	$418,288	$934	$—	$—	$—	$419,222

(1) Container Ownership segment income (loss) before income tax and noncontrolling interests includes unrealized loss on derivative instruments, net of $15,442 and $5,790 for the years ended December 31, 2019 and 2018, respectively, and unrealized gain of $4,094 for the year ended December 31, 2017, and write-off of unamortized deferred debt issuance costs and bond discounts of $881 and $7,550 for the years ended December 31, 2018 and 2017, respectively.

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

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the years ended December 31, 2019, 2018 and 2017 based on customers’ and Container Investors’ primary domicile:

	Years ended December 31,
	2019	Percent of Total	2018	Percent of Total	2017	Percent of Total
Lease rental income:
Asia	$329,567	53.2%	$319,286	52.1%	$280,331	51.0%
Europe	255,495	41.2%	255,753	41.7%	232,888	42.4%
North / South America	31,786	5.1%	34,053	5.6%	30,480	5.5%
All other international	2,912	0.5%	3,612	0.6%	5,755	1.1%
	$619,760	100.0%	$612,704	100.0%	$549,454	100.0%
Management fees, non-leasing:
Bermuda	$4,576	60.2%	$4,418	51.8%	$3,100	43.4%
Europe	2,334	30.8%	2,089	24.5%	2,097	29.3%
North / South America	342	4.5%	1,970	23.1%	1,928	27.0%
Asia	28	0.4%	7	0.1%	4	0.1%
All other international	310	4.1%	45	0.5%	17	0.2%
	$7,590	100.0%	$8,529	100.0%	$7,146	100.0%

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the years ended December 31, 2019, 2018 and 2017 based on the location of sale:

	Years ended December 31,
	2019	Percent of Total	2018	Percent of Total	2017	Percent of Total
Trading container sales proceeds:
Asia	$39,519	67.3%	$13,117	67.0%	$3,349	70.4%
North / South America	12,788	21.8%	2,893	14.8%	816	17.2%
Europe	6,411	10.9%	3,487	17.8%	593	12.5%
All other international	16	0.0%	71	0.4%	—	0.0%
	$58,734	100.0%	$19,568	100.0%	$4,758	100.0%
Gain on sale of owned fleet containers, net:
Asia	$7,714	36.0%	$18,593	51.5%	$18,321	69.9%
North / South America	6,809	31.8%	7,043	19.5%	5,002	19.1%
Europe	5,577	26.1%	9,622	26.7%	2,994	11.4%
Bermuda	—	0.0%	—	—	—	—
All other international	1,297	6.1%	813	2.3%	(107)	(0.4)%
	$21,397	100.0%	$36,071	100.0%	$26,210	100.0%

(11) Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. Restricted cash at December 31, 2019 and 2018 consisted of the following:

	2019	2018
Trust accounts	$12,822	$10,139
Other restricted cash accounts	84,531	77,491
Total restricted cash	$97,353	$87,630

Trust accounts:

The Company maintains certain interest-bearing bank accounts (“Trust Accounts”) pursuant to certain debt agreements for the deposits of net cash proceeds collected from leasing and containers disposition after certain expenses. The cash in the Trust Accounts can only be used to pay the Company’s debt, interest and other certain related expenses. After such payments, any remaining cash in the Trust Accounts is transferred to certain unrestricted bank accounts of the Company and is included in cash and cash equivalents on the consolidated balance sheets.

Other restricted cash accounts:

The Company established certain interest-bearing bank accounts pursuant to certain debt agreements to maintain an amount equal to certain outstanding debt balance and a projected interest expense for a specified number of months.

(b)	Container Commitments

At December 31, 2019, the Company had commitments to purchase containers to be delivered subsequent to December 31, 2019 in the total amount of $7,835.

(c)	Distribution Expense to Managed Fleet Container Investors

The amounts distributed to the Container Investors are variable payments based upon the net operating income for each managed container (see Note 5 “Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(12) Share Option and Restricted Share Unit Plans

As of December 31, 2019, the Company maintained one active share option and restricted share unit plan, the 2019 Share Incentive Plan (“2019 Plan”). The 2019 Plan provided for the grant of share options, restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2019 Plan provided for grants of incentive share options only to the Company’s employees or employees of subsidiary of TGH. Awards other than incentive share options could be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of subsidiaries of TGH. On May 23, 2019, TGH’s board of directors approved an amendment and restatement of the 2015 Share Incentive Plan to increase the maximum number of shares available for future issuance by 2,500,000 shares. At December 31, 2019, 2,461,153 shares were available for future issuance under the 2019 Plan.

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

The following is a summary of activity in the Company’s 2019 Plan for the years ended December 31, 2019, 2018, and 2017:

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2016	693,903	$14.72
Share units granted during the period	289,800	$20.82
Share units vested during the period	(244,633)	$18.33
Share units forfeited during the period	(46,022)	$14.24
Balances, December 31, 2017	693,048	$16.03
Share units granted during the period	274,845	$11.92
Share units vested during the period	(289,685)	$16.15
Share units forfeited during the period	(37,458)	$17.27
Balances, December 31, 2018	640,750	$14.20
Share units granted during the period	309,192	$9.20
Share units vested during the period	(281,377)	$13.97
Share units forfeited during the period	(10,945)	$14.32
Balances, December 31, 2019	657,620	$11.95
Share units outstanding and expected to vest at December 31, 2019	618,867	$11.97

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2016	1,431,813	$22.41
Options granted during the period	246,722	$22.75
Options exercised during the period	(65,468)	$14.67
Options expired during the period	(45,638)	$25.55
Options forfeited during the period	(42,752)	$16.04
Balances, December 31, 2017	1,524,677	$22.88
Options granted during the period	241,500	$11.15
Options exercised during the period	(15,259)	$8.49
Options expired during the period	(9,552)	$25.77
Options forfeited during the period	(37,458)	$17.61
Balances, December 31, 2018	1,703,908	$21.44
Options granted during the period	250,000	$9.14
Options exercised during the period	(13,014)	$9.70
Options expired during the period	(113,917)	$23.73
Options forfeited during the period	(19,312)	$14.08
Balances, December 31, 2019	1,807,665	$19.76
Options exercisable at December 31, 2019	1,209,237	$23.50
Options vested and expected to vest at December 31, 2019	1,769,705	$19.94

As of December 31, 2019, $9,871 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 3 years.  The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $10.71 per share as of December 31, 2019 was $208. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2019. The aggregate intrinsic value of all options exercised during 2019, 2018 and 2017, based on the closing share price on the date each option was exercised was $4, $83 and $241, respectively.

The following table summarizes information about share options exercisable and outstanding at December 31, 2019:

	Share options exercisable		Share options outstanding
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Range of per-share exercise prices:
$9.13	-	$-	243,500	$9.13
$9.46	1,250	$9.46	5,000	$9.46
$9.70	202,981	$9.70	271,742	$9.70
$9.75	1,876	$9.75	3,750	$9.75
$11.15	59,132	$11.15	233,125	$11.15
$12.23	7,500	$12.23	10,000	$12.23
$14.17	200,041	$14.17	200,041	$14.17
$22.95	107,051	$22.95	211,101	$22.95
$28.05 - $28.26	196,507	$28.12	196,507	$28.12
$28.54 - $38.36	432,899	$34.31	432,899	$34.31
	1,209,237	$23.50	1,807,665	$19.76

The weighted average contractual life of options exercisable and outstanding as of December 31, 2019 was 4.9 years and 4.9 years, respectively.

The estimated weighted average grant date fair value of share options granted during 2019, 2018 and 2017 was $4.47, $5.40 and $10.32 per share, respectively, and was estimated using the Black-Scholes option pricing model for the years ended December 31, 2019, 2018 and 2017 with the following assumptions:

	2019	2018	2017
Risk-free interest rates	1.7%	2.9%	2.2%
Expected terms (in years)	5.5	5.5	5.4
Expected common share price volatilities	52.9%	49.8%	47.4%
Expected dividends	0.0%	0.0%	0.0%
Expected forfeitures	3.4%	4.3%	5.9%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the share option life. The expected term is calculated based on historical exercises. The expected common share price volatility is based on the historical average volatility of the Company’s stock over a period approximating the expected term of the options. The dividend yield reflects the estimated future yield on the date of grant. The Company only recognizes expense for share-based awards that are ultimately expected to vest. The forfeiture rate is based on the Company’s estimate of share options that are expected to cancel prior to vesting.

(13) Share Repurchase Program

In August 2019, the Company’s board of directors approved a share repurchase program of up to $25,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization did not obligate the Company to acquire a specific number of shares during any period, but it may be modified, suspended or terminated at any time at the discretion of the Company’s board of directors. During the year ended December 31, 2019, the Company repurchased 878,637 shares at an average price of $9.75 and for a total amount of $8,597, including commission paid.

      .

(14) Subsequent Event

On February 7, 2020, the Company entered into an amendment of the TAP Funding Revolving Credit Facility which decreased the aggregate commitment amount from $190,000 to $155,000, reduced the advance rate from 80% to 78%, and revised certain of the covenants and restrictions.

On March 30, 2020, the Company announced that its board of directors had approved an amendment to the Company’s share repurchase program to increase from $25,000 to an aggregate of $50,000 in common shares that may be repurchased under the program (including all common shares repurchased under the program prior to this amendment), commencing on September 3, 2019 up to and including September 1, 2022 (see Note 13 “Share Repurchase Program” for further information).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

Parent Company Information

Years Ended December 31, 2019, 2018 and 2017

(All currency expressed in United States dollars in thousands)

	2019	2018	2017
Operating expenses:
General and administrative expense	$4,089	$4,083	$3,568
Total operating expenses	4,089	4,083	3,568
Loss from operations	(4,089)	(4,083)	(3,568)
Other income:
Equity in net income of subsidiaries	60,813	54,461	22,933
Net other income	60,813	54,461	22,933
Income before income tax	56,724	50,378	19,365
Income tax benefit	—	—	—
Net income attributable to Textainer Group Holdings Limited common shareholders	$56,724	$50,378	$19,365
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.99	$0.88	$0.34
Diluted	$0.99	$0.88	$0.34
Weighted average shares outstanding (in thousands):
Basic	57,349	57,200	56,845
Diluted	57,459	57,487	57,159
Other comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	(110)	—	—
Reclassification of realized gain on derivative instruments designated as cash flow hedges	(7)	—	—
Foreign currency translation adjustments	42	(127)	207
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$56,649	$50,251	$19,572

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2019 and 2018

(All currency expressed in United States dollars in thousands)

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$5,956	$9,444
Prepaid expenses and other current assets	310	182
Due from affiliates, net	638	687
Total current assets	6,904	10,313
Investments in subsidiaries (1)	1,253,763	1,198,026
Total assets	$1,260,667	$1,208,339
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$476	$713
Total current liabilities	476	713
Shareholders’ equity:
Common shares	583	581
Treasury shares	(17,746)	(9,149)
Additional paid-in capital	411,407	406,896
Accumulated other comprehensive loss	(511)	(436)
Retained earnings (1)	866,458	809,734
Total shareholders’ equity	1,260,191	1,207,626
Total liabilities and shareholders’ equity	$1,260,667	$1,208,339

(1)

Certain amounts as of December 31, 2018 have been adjusted to defer acquisition fees of the managed fleet as earned over the deemed lease term (see Note 2 “Immaterial Reclassification of Prior Period Presentation”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2019, 2018 and 2017

(All currency expressed in United States dollars in thousands)

	2019	2018	2017
Cash flows from operating activities:
Net income attributable to Textainer Group Holdings Limited common shareholders	$56,724	$50,378	$19,365
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(60,813)	(54,461)	(22,933)
Dividends received from subsidiaries	46,823	—	—
Share-based compensation	4,388	7,355	6,083
Decrease (increase) in:
Prepaid expenses and other current assets	(128)	34	(43)
Increase (decrease) in:
Accounts payable and accrued expenses	(237)	145	(50)
Total adjustments	(9,967)	(46,927)	(16,943)
Net cash provided by operating activities	46,757	3,451	2,422
Cash flows from investing activities:
(Decrease) increase in investments in subsidiaries, net	(41,865)	127	(204)
Net cash (used in) provided by investing activities	(41,865)	127	(204)
Cash flows from financing activities:
Purchase of treasury shares	(8,597)	—	—
Issuance of common shares upon exercise of share options	126	130	961
Due to (from) affiliates, net	49	333	(831)
Net cash (used in) provided by financing activities	(8,422)	463	130
Effect of exchange rate changes	42	(127)	207
Net (decrease) increase in cash and cash equivalents	(3,488)	3,914	2,555
Cash and cash equivalents, beginning of the year	9,444	5,530	2,975
Cash and cash equivalents, end of the year	$5,956	$9,444	$5,530

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2019, 2018 and 2017

(All currency expressed in United States dollars in thousands)

	Balance at	Additions		Balance at
	Beginning of	Charged to		End of
	Year	Expense	Deductions	Year
December 31, 2017
Accounts receivable, allowance for doubtful accounts (1)	$40,415	$1,201	$(33,984)	$7,632
December 31, 2018
Accounts receivable, allowance for doubtful accounts (1)	$7,632	$3,574	$(5,477)	$5,729
December 31, 2019
Accounts receivable, allowance for doubtful accounts	$5,729	$2,096	$(1,526)	$6,299

(1)

Amounts as of December 31, 2018 and 2017 have been reclassified to report the gross amounts of accounts receivable arising from the managed fleet instead of the net presentation (see Note 2 “Immaterial Reclassification of Prior Period Presentation”).

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document

1.1	Memorandum of Association of Textainer Group Holdings Limited (1)

1.2	Bye-laws of Textainer Group Holdings Limited (2)

2.1	Form of Common Share Certificate (3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”) (4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (5)

4.3	Second Amendment to the Office Lease, dated as of April 23, 2015, by and between Columbia REIT – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (6)

4.4*	Employment Agreement, dated August 13, 2018 by and between Textainer Equipment Management (U.S.) Limited and Olivier Ghesquiere (7)

4.5*	Employment Agreement, dated September 13, 2018 by and between Textainer Equipment Management (U.S.) Limited and Michael Chan (8)

4.6*	2019 Share Incentive Plan (as amended and restated effective May 23, 2019) (9)

4.7*	2008 Bonus Plan (10)

4.8*	Form of Indemnification Agreement (11)

4.9

Amended and Restated Credit Agreement, dated September 26, 2018, by and among, Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Wells Fargo Bank, N.A., as agent and the lenders party thereto (“TL Credit Agreement”) (12)

4.10

Second Amended and Restated Indenture, dated August 31, 2017, by and between Textainer Marine Containers Limited II, as issuer and Wells Fargo Bank, National Association, as indenture trustee (“TMCL II Indenture”) (13)

4.11	Second Amended and Restated Textainer Marine Containers Limited II Series 2012-1 Supplement, dated August 31, 2017 to the TMCL II Indenture (the “Series 2012-1 Supplement”) (14)

4.12†	Amendment No. 1 to TMCL II Indenture, dated July 24, 2019, by and among, Textainer Marine Containers Limited II, as issuer and Wells Fargo Bank, National Association, as indenture trustee)

4.13†	Amendment No. 1 to the Series 2012-1 Supplement, dated July 24, 2019

4.14	Container Management Services Agreement, dated as of December 1, 2016, by and between Maccarone Container Fund, LLC and Textainer Equipment Management Limited (15)

4.15	Joint Indemnification Agreement, dated May 11, 2018, among Halco Holdings, Inc., Textainer Group Holdings Limited, Trencor Limited and Computershare Inc. (16)

4.16	Indemnification Agreement, dated May 11, 2018, among Halco Holdings, Inc., Textainer Group Holdings Limited and Trencor Limited (17)

4.17	Indenture, dated May 17, 2017, by and between Textainer Marine Containers Limited V, as issuer and Wells Fargo Bank, National Association, as indenture trustee (“TMCL V Indenture”) (18)

4.18	Textainer Marine Containers Limited V Series 2017-1 Supplement, dated as of May 17, 2017 to the TMCL V Indenture (19)

Exhibit Number	Description of Document
4.19	Textainer Marine Containers Limited V Series 2017-2 Supplement, dated as of June 28, 2017 to the TMCL V Indenture (20)

8.1†	Subsidiaries of the Registrant

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

15.1†	Consent of KPMG LLP

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Filed herewith.
*	Indicates management contract or compensatory plan.
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(6)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001- 33725) filed with the SEC on March 11, 2016.
(7)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(8)	Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(9)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-233323) filed with the SEC on August 16, 2019.
(10)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(11)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(12)	Incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(13)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(14)	Incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(15)	Incorporated by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 27, 2017.
(16)	Incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(17)	Incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(18)	Incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 14, 2018.
(19)	Incorporated by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 14, 2018.
(20)	Incorporated by reference to Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 14, 2018.

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

March 30, 2020