Form 20-F
period 2020-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2021-03-18
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

50,495,789 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒    No  ☐

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

Large accelerated filer  ☐            Accelerated filer ☒            Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to:  (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20′ dry freight container, thus a 20′ container is one TEU and a 40′ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20′ dry freight container, so the cost of a standard 20′ dry freight container is one CEU; the cost of a 40′ dry freight container is 1.6 CEU; the cost of a 40′ high cube dry freight container (9′6″ high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other Container Investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “Container Investors” means the owners of the containers in our managed fleet.

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

Forward-looking statements regarding our present plans or expectations involve risks and uncertainties relative to return expectations and related allocation of resources and changing economic or competitive conditions which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply, the magnitude and duration of the ongoing COVID-19 pandemic and other factors discussed under Item 3, “Key Information -- Risk Factors” or elsewhere in this Annual Report on Form 20-F, which could also cause actual results to differ from present plans. Such differences could be material.

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

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2020, 2019 and 2018 and under the heading “Balance Sheet Data” as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2017 and 2016 and under the heading “Balance Sheet Data” as of December 31, 2018, 2017 and 2016 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” have not been audited. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Years Ended December 31,
	2020	2019	2018	2017	2016
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income - owned fleet	$538,425	$517,859	$501,362	$444,888	$460,427
Lease rental income - managed fleet	62,448	101,901	111,342	104,566	105,511
Lease rental income	600,873	619,760	612,704	549,454	565,938

Management fees - non-leasing	5,271	7,590	8,529	7,146	5,937

Trading container sales proceeds	31,941	58,734	19,568	4,758	15,628
Cost of trading containers sold	(28,409)	(51,336)	(16,118)	(3,302)	(15,904)
Trading container margin	3,532	7,398	3,450	1,456	(276)

Gain on sale of owned fleet containers, net	27,230	21,397	36,071	26,210	6,761

Operating expenses:
Direct container expense - owned fleet	55,222	45,831	53,845	59,538	60,029
Distribution expense to managed fleet container investors	57,311	93,858	102,992	96,718	98,028
Depreciation expense	261,665	260,372	249,500	235,293	302,599
Amortization expense	2,572	2,093	3,721	4,092	5,053
General and administrative expense	41,880	38,142	44,317	39,677	34,540
Bad debt (recovery) expense, net	(1,668)	2,002	2,697	477	21,166
Container lessee default (recovery) expense, net	(1,675)	7,867	17,948	4,605	30,735
Gain on insurance recovery and legal settlement	—	(14,881)	(8,692)	—	—
Gain on settlement of pre-existing management agreement	—	(1,823)	—	—	—
Total operating expenses	415,307	433,461	466,328	440,400	552,150
Income from operations	221,599	222,684	194,426	143,866	26,210

	Fiscal Years Ended December 31,
	2020	2019	2018	2017	2016
		(Dollars in thousands, except per share data)
Other (expense) income:
Interest expense	(123,230)	(153,185)	(138,427)	(117,475)	(85,215)
Write-off of unamortized deferred debt issuance costs and bond discounts	(8,750)	—	(881)	(7,550)	—
Interest income	531	2,505	1,709	613	408
Realized (loss) gain on derivative instruments, net	(12,295)	1,946	5,238	(1,191)	(8,928)
Unrealized (loss) gain on derivative instruments, net	(6,044)	(15,442)	(5,790)	4,094	6,210
Other, net	1,488	(4)	—	3	(8)
Net other expense	(148,300)	(164,180)	(138,151)	(121,506)	(87,533)
Income (loss) before income tax and noncontrolling interest	73,299	58,504	56,275	22,360	(61,323)
Income tax benefit (expense)	374	(1,948)	(2,025)	(1,618)	3,447
Net income (loss)	73,673	56,556	54,250	20,742	(57,876)
Less: Net (income) loss attributable to the noncontrolling interests	(851)	168	(3,872)	(1,377)	5,393
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$72,822	$56,724	$50,378	$19,365	$(52,483)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.37	$0.99	$0.88	$0.34	$(0.93)
Diluted	$1.36	$0.99	$0.88	$0.34	$(0.93)
Weighted average shares outstanding (in thousands):
Basic	53,271	57,349	57,200	56,845	56,608
Diluted	53,481	57,459	57,487	57,159	56,608
Other Financial and Operating Data (unaudited):
Cash dividends declared per common share	$—	$—	$—	$—	$0.51
Purchase of containers and fixed assets	$746,145	$466,993	$854,383	$300,125	$505,528
Payments on container leaseback financing receivable	$116,263	$281,445	$—	$—	$—
Utilization rate (1)	96.60%	97.40%	98.10%	96.40%	94.70%
Total fleet in TEU (as of the end of the period)	3,774,053	3,500,812	3,354,724	3,279,892	3,142,556
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents (including restricted cash)	$205,165	$277,905	$224,928	$237,569	$142,123
Containers, net	4,125,052	4,156,151	4,134,016	3,791,610	3,717,542
Net investment in finance leases (current and long-term)	879,960	295,303	167,060	182,624	237,234
Container leaseback financing receivable (current and long-term)	363,868	271,658	—	—	—
Total assets	5,741,376	5,202,617	4,768,769	4,401,252	4,310,729
Long-term debt (including current portion)	4,115,344	3,797,729	3,409,827	2,990,308	3,038,297
Total liabilities	4,454,658	3,916,972	3,532,778	3,195,215	3,130,189
Total Textainer Group Holdings Limited shareholders' equity	1,259,608	1,259,379	1,206,813	1,148,297	1,121,681
Noncontrolling interests	27,110	26,266	29,178	57,740	58,859

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

Summary of Risks Related to the Company and Investment in our Shares

The following is a summary of the risks related to our Company and your investment in our shares.  You are encouraged to review all of the risk factors that follow for more detailed information and discussion of how these risks and other risks related to our company and common shares may impact us:

•

The demand, pricing and utilization of our leased containers depends on many factors beyond our control, including global economic conditions, economic stability, new container prices, prevailing lease rates, freight demand, international trade and trade barriers, environmental regulations, industry consolidation and other factors.

•

Other results may fluctuate based on risks associated with re-leasing containers after their initial long-term lease and gains and losses associated with the disposition or trading of used equipment. Credit events such as lease defaults, which are enhanced due to our reliance on a limited number of lessees can also impact our results.

•

Our business and capital structure rely on a significant amount of debt and our indebtedness reduces our financial flexibility and could impede our ability to operate. We own the substantial majority of our containers and they are largely financed with debt. Our ability to service our debt and fund future capital expenditures, depends on many factors beyond our control. Our debt facilities have significant covenants and we rely on hedging with the use of derivatives which has risks.

•

We face various operational and competitive risks which including, repositioning our containers which may cost us significant amounts, a surplus of containers and a lack of storage space could negatively impact us, if containers are not leased shortly after we purchase them, we face risks, consolidation or disruptions with container manufacturers could harm our business, we face extensive competition in the container leasing industry and our lessees may decide to buy, rather than lease their containers.

•

The international nature of the container shipping industry exposes us to numerous risks, additionally terrorist attacks, the threat of such attacks or the outbreak of war and hostilities could negatively impact us and may expose us to liability, risks from the political and economic policies of China, its legal system and China’s economic activity, exchange rate fluctuations, cargo security regulations and the lack of an international title registry for containers could have an adverse impact on us.

•

We face a number of other business risks including IT system risks, cyber-attack and security breaches, insurance risks, US government contracting risks, risks from acquisitions and joint ventures, risks from attracting and retaining senior executives, environmental regulations, risks from our joint venture with Trifleet Leasing, potential litigation arising from container management activities, and risks from U.S. laws that impact our international operations.

•

There are a number of tax risks related to our business and common shares, these include (i) U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company (ii) we may become subject to unanticipated tax liabilities, (iii) our U.S. subsidiaries may be treated as personal holding companies for U.S. federal tax purposes, (iv) changes in tax laws or their application could adversely affect us, (v) our ability to use our net operating losses to offset future taxable income may be subject to certain limitations, (vi) and the calculation of our income tax expense requires judgment and the use of estimates.

•

There are a number of risks related to our shares and public listings, including (i) we may not be able to resume paying a dividend and any dividends paid in the future could be reduced or eliminated, (ii) we face risks from our share repurchase program, (iii) changes in accounting rules could significantly impact how we, our managed fleet container investors and our customers account for our leases, (iv) the market price and trading volume of our common shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile, (v) we face risks related to our dual listing on the Johannesburg Stock Exchange, (vi) U.S. investors may not be able to enforce judgments against us, (vii) we face risks in relation to our continued compliance with corporate governance and financial reporting obligations, (viii) future sales of a large number of our securities into the public market, or the expectation of such sales, could cause the market price of our common shares to decline significantly, (ix) we have provisions in our bye-laws that may discourage a change of control, (x) you may have greater difficulties in protecting your interests than as a shareholder of a U.S. or South African corporation, and (xi) our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Risks Related to Our Business and Industry Which May be Beyond Our Control

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

•	consolidation, withdrawal or insolvency of individual container shipping lines;
•	actual or threatened import/export tariffs, duties, restrictions or trade disputes;
•

customs procedures, foreign exchange controls and other governmental regulations, including environmental or maritime rules that impact container shipping, such as the low sulphur oxide emission rules that took effect in January 2020;

•	natural disasters or events that are severe enough to affect local and global economies or interfere with trade, such as the Novel Coronavirus (or “COVID-19”) pandemic; and
•	other political and economic factors.

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

While domestic and global economic growth resumed following the global financial crisis in 2008 and 2009, the continued sustainability of the international economic growth is uncertain particularly due to the ongoing Novel Coronavirus pandemic which created severe economic contractions and rebounds in 2020. The Novel Coronavirus pandemic has added to uncertainty about container trade demand, freight rates and our lessees’ financial performance and solvency. As a result, we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults or payment delays by our customers.

Uncertainties relating to Novel Coronavirus include the duration of the outbreak, the countries impacted by the outbreak, recurrence or changes in the scope of the outbreak, and actions that may be taken to contain or treat its impact, by governments and others, including declarations of states of emergency, business closures, manufacturing restrictions and a prolonged period of travel and/or other similar restrictions and limitations. The magnitude of the Novel Coronavirus pandemic, including the extent of any impact on our business, financial position, results of operations or liquidity, which could be material, cannot be reasonably determined at this time due to the continuing development and fluidity of the situation. Continued disruptions from the Novel Coronavirus may lead to increased credit concerns regarding our customers, reduced container demand, lower utilization of our fleet, lower lease rates, lower sale prices for our used containers, disruptions in the capital markets, increased risk of non-compliance with our debt covenants and operational and business process disruptions for us and our customers.

Any slowdown or reversal of the U.S. and global trade growth due to the Novel Coronavirus or otherwise could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•

Containerized cargo volume growth -- A contraction or slowdown in containerized cargo volume growth would likely create lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets.

•

Credit availability and access to equity markets -- Issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, a high level of volatility in the equity markets could make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted. In several of the years prior to 2017, the returns provided from lease transactions were lower due to increased competition in part caused by increased debt financing access for the container leasing industry. At the end of 2016, lower container returns coupled with the impact of Hanjin’s bankruptcy and lower residual values impacted our ability to meet the then prevailing financial covenant conditions in our lending facilities, required covenant amendments and limited our ability to access funds for investment in additional new containers for the first few months of 2017.

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

Most of these factors are beyond our control. In particular the price of steel declined materially in 2015 and continued to decline in the beginning of 2016 and this was a significant factor in the decline in new container prices and lease rates at that time. New container prices and lease rates reached historically low levels in the beginning of 2016, but starting in the second half of 2016 and until late 2018 steel prices, container prices and lease rates all increased materially. From late 2018 until the middle of 2020 steel prices, container prices and lease rates generally declined and demand for new containers also declined given trade disputes and the emergence of the Novel Coronavirus pandemic.  Since the middle of 2020, steel prices, container prices and lease rates have all materially improved as cargo demand increased and container factory production has been limited. The demand increase associated with the Novel Coronavirus is also due to trade and cargo handling disruptions.  The resolution of these disruptions and possible decline in demand for goods upon the resolution of the Novel Coronavirus pandemic could cause container prices and lease rates to decline. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies or container factories, overproduction of new containers by factories and the over-buying by shipping lines, leasing companies and tax-driven container investors. The impact on us of the market downturn that ended in the second half of 2016 was more severe than in the past due to the substantial growth in our owned fleet in the prior few years and the relatively high prices paid for new containers in the period from 2010 to 2012 that were initially leased at historically high rates on leases that matured during this period of low lease rates. If future market lease rates decrease or return to historically low levels, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition. Container utilization rates for us and our competitors increased in 2020 and are currently at high levels by historical standards.  If future container utilization rates decrease, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition.

Reductions in the prices of new containers would harm our business, results of operations and financial condition.

Lease rates for new containers are positively but not exclusively correlated to the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. In the past five years, prices for new standard 20’ dry freight containers have moved in a wide range, with prices ranging between $1,185 and $2,363 during this time. Our average new container cost per CEU increased in 2020 compared to 2019 as container prices increased due to higher steel costs, limited factory production and higher container demand. Container prices increased from 2016 to late 2018 and then declined until early 2020 when increases resumed. If new container prices decline, the lease rates achievable when older, off-lease containers are leased out will also decrease and the prices obtained for containers sold at the end of their useful lives may also decrease. From the beginning of 2013 until the second half of 2016, we saw new container pricing and the sale prices of our containers sold at the end of their useful lives decline. From late 2018 until early 2020, we generally saw new container pricing and lease rates decline, and these trends reversed for the rest of 2020. A decline in new container prices causes low market lease rates and low resale values for containers, which have and may in the future adversely affect our business, results of operations and financial condition, even if low new container prices allow us to purchase new containers at a lower cost. Our future financial performance and profitability depends in part on the lease rates increasing for current leases that expire during the several years as many of these leases were concluded with low initial lease rates. Low prevailing new container prices and lease rates would increase the difficulty of raising lease rates on long-term container leases that expire in the future.

We derive a substantial portion of our lease billings from a limited number of container lessees, and the loss of, or reduction in business, by any of these container lessees could harm our business, results of operations and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of lease billings and cash flow from a limited number of container lessees. Lease billings from our 20 largest container lessees represented $580.8 million or 87.3% of the total fleet billings during 2020. Our two largest customers in 2020 were Mediterranean Shipping Company S.A., which accounted for $136.6 million or 20.5% and CMA-CGM S.A., which accounted for $84.5 million or 12.7% of our total fleet’s billings. Due to the ongoing consolidation in the shipping line industry, our 20 largest container lessees are becoming an increasing percentage of our total revenue, with correspondingly increased concentration of credit risk. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition. Our experience with the Hanjin bankruptcy is an example of the occurrence of one of these materially adverse events.

The introduction and use of very large container ships (18,000 TEU+) on the major trade lanes may lead to further industry consolidation and shipping line alliance participation, and even greater reliance by us on our largest customers, and negatively impact the performance of smaller and mid-size shipping lines. Several of the largest shipping lines have invested heavily in these very large ships and reportedly have achieved meaningful unit cost advantages and increased market share on the major trade lanes. In response, some smaller shipping lines have started to exit the major trade lanes, while others are seeking to form closer operating partnerships.

Consolidation, shipping line alliances, and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is possible. In recent years, two major German shipping lines have each acquired South American shipping lines, a French shipping line acquired a Singaporean shipping line, two large Chinese shipping lines merged, a German shipping line merged with a Middle Eastern shipping line and a Danish shipping line acquired a German shipping line. Three major Japanese shipping lines also merged together. Additionally, Hanjin declared bankruptcy in August 2016, further reducing the number of large shipping lines. Historically, shipping lines have also formed a number of alliances to share vessel space and the creation of new alliances and changes in the membership of each alliance is ongoing. Consolidation of major container shipping lines and growth of alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. If shipping line alliances are effective at making shipping lines more efficient, this could reduce the demand for containers. The growth of alliances may add pressure to those shipping lines that do not join an alliance as they may find it more difficult to cost effectively serve shippers needs and/or shippers may choose to only ship cargo with alliances due to solvency concerns or otherwise. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

The demand for leased containers is partially tied to international trade. If this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business, results of operations and financial condition.

A substantial portion of our containers are used in trade involving goods being shipped from the People’s Republic of China (the “PRC” or “China”) and other Asian countries to the United States, Europe, Latin America or other regions and within Asia. The willingness and ability of international consumers to purchase foreign goods is dependent on political support, in the United States, Europe, Latin America and other countries, for an absence of government-imposed barriers to international trade in goods and services. For example, international consumer demand for foreign goods is related to price; if the price differential between foreign goods and domestically-produced goods were to decrease due to increased tariffs on foreign goods, strengthening in the applicable foreign currencies relative to domestic currencies, rising wages, increasing input or energy costs or other factors, demand for foreign goods could decrease, which could result in reduced demand for intermodal container leasing. A similar reduction in demand for intermodal container leasing could result from an increased use of quotas or other technical barriers to restrict trade. In 2018, a number of major trading economies implemented, and increased tariffs and other trade restrictions and significant renegotiations of existing trade agreements commenced. This continued in 2019 with partial resolutions to certain disputes seen at the end of that year. If these trade restrictions and tariffs continue or increase it may materially impact container demand and change trade patterns. The Novel Coronavirus pandemic initially decreased trade demand but cargo growth resumed in mid-2020 particularly for consumer goods and medical supplies. The long term impact of the Novel Coronavirus on trade and cargo demand is uncertain.

Asian economic instability could reduce demand for leasing, which would harm our business, results of operations and financial condition.

Many of our customers are substantially dependent upon shipments of goods exported from Asia. From time to time, there have been health scares, such as the Novel Coronavirus outbreak in China in early 2020, Severe Acute Respiratory Syndrome and avian flu, financial turmoil, natural disasters, and political instability in Asia. In the past, these events have adversely affected our container lessees and the general demand for shipping and have led to reduced demand for leased containers or otherwise caused adverse affects on us. Ongoing or future events such as these may have similar or worse impacts on our business. Any reduction in demand for leased containers would harm our business, results of operations and financial condition.

The impact of new low sulphur emission rules is uncertain and may adversely affect us and the container shipping industry.

Effective January 1, 2020, under the rules of the International Maritime Organization (“IMO”) the permitted level of sulphur oxide emissions from ships, including container ships, was reduced from 3.5% of emission mass to 0.5% of emissions mass. In order to comply with these regulations our shipping line customers either switched to low sulphur diesel fuels, installed emissions scrubbers on vessels to remove sulphur oxide from emissions gases or switched to alternative fuels like natural gas for their ships. Shipping lines compliance strategies may include a mix of the compliance approaches and may evolve depending on the cost of complying with each approach. Installing gas scrubbers is an expensive capital addition to a ship and requires extensive retrofitting which removes vessels from service for a period of time.  As the rules only became effective in 2020, it is difficult to predict what the long-term impact will be on our customers and us from these regulations. If the higher fuel and environmental compliance costs from these rules are not successfully passed on via higher freight rates to shippers, or if freight demand declines due to higher shipping costs, our shipping line customers’ financial performance may weaken and the risk of default by our customers could increase. If higher freight rates cause lower cargo demand, the demand for our containers may decline and/or container lease rates and used container prices may decline, which would harm our business, results of operations and financial condition.

Risks Inherent to Our Business and Industry

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

Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers fluctuate and may be significant if we sell large quantities of used containers. In 2020, 2019 and 2018, we incurred approximately $11 million, $14 million, and $14 million, respectively, of container impairments due to the fact that when we determined to dispose of containers their book value exceeded the fair market value. Low disposal prices and the high volume of containers being disposed of can cause an elevated level of container impairments to occur. Continued low disposal prices and/or high disposal volumes could harm our business, results of operations and financial condition. See Item 5, “Operating and Financial Review and Prospects” for a discussion of our gains or losses on the disposition of used container equipment.

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

On August 31, 2016, Hanjin filed for bankruptcy protection in South Korea. In the following months, its services ceased operation. The insolvency of Hanjin severely disrupted container trade and the container shipping industry. At the time of the insolvency, containers leased to Hanjin with ownership interests attributable to Textainer represented approximately 4.8% of the total owned and managed fleet in TEU. We incurred substantial costs from the Hanjin insolvency, arising from container recovery expenses, unpaid current and future rental income from Hanjin, container repair expenses, container repositioning expenses, re-leasing expenses and the loss of unreturned containers. Additionally, many containers formerly leased to Hanjin were re-leased at substantially lower lease rates than the rates in the leases with Hanjin and other containers were disposed, often at prices below the book value for the containers. We recovered 94% of the containers formerly leased to Hanjin, with the balance of the containers uneconomic or impossible to recover. We maintained insurance that covered certain costs and losses from customer defaults. At the time of the Hanjin default, our policy provided for $80 million of coverage after a $5 million deductible was met. We collected substantially all of our insurance claim related to the Hanjin insolvency, however this was insufficient to cover all of our losses and disruptions related to Hanjin. At the time of its insolvency Hanjin was the 7th largest container shipping line in the world and the bankruptcy of Hanjin substantially impacted us, including as follows:

•

A material portion of the losses we reported for 2016 were attributable to Hanjin’s default and the expenses caused by the default and these expenses related to the default continuing in 2017 and were not fully covered by insurance;

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

•

Customer default insurance may not be available in the future to us or may not be affordable; we have renewed our insurance several times since the Hanjin default; however, the policy and coverage terms are not as favorable as before the Hanjin default and the premium has substantially increased, our customer default insurance expired at the end of 2020 and we determined not to renew coverage given the premium, deductible and policy terms and this coverage may not become economic in the future; and

•

The Hanjin bankruptcy has led to further consolidation in the shipping line industry, increasing our reliance on a reduced number of customers; as a result of the Hanjin default shippers have heightened concern about the shipping line that carries their cargo and this may impact the container shipping industry in ways we are unable to anticipate and which may adversely impact us.

Lessee defaults have and may continue to harm our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection, insurance, and recovery expenses.

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

We experienced several lessee defaults in 2016, including the default of Hanjin discussed above, which severely negatively impacted our financial performance, and we believe that there is the continued risk of lessee defaults in the future. In 2019 we also experienced lessee defaults, with the largest matter arising from fraudulent conduct by the owners of a regional shipping line. Historically, efforts to maintain high freight rates on the major trade lanes generally have not been sustainable for long periods of time. Excess vessel capacity due to new ship production, including the production of very large ships, and the re-activation of previously laid up vessels will continue to be a factor in the future, especially if older vessels are not scrapped. Major shipping lines are expected to have healthy profits overall for 2020 given the trade demand increase that commenced in the middle of the year, however reliable information about the financial position and resources of many shipping lines can be difficult to obtain and all shipping lines may not benefit equally from the higher trade demand. Excess vessel capacity and continued new vessel deliveries, especially the delivery of very large vessels, may cause freight rate pressure to return in the future. Additionally, the commencement of various tariff and trade restriction actions between major trading nations in 2018 which continued and accelerated in 2019 has increased uncertainty about container trade growth and demand and may increase default risk if tariff actions return and/or increase. While certain trade disputes were resolved at the end of 2019, the duration of these tariff actions may have altered trade patterns and may have lasting impacts on container demand. The implementation of low sulphur oxide emissions rules noted above may weaken the financial performance of our customers and increase their risk of default. The Novel Coronavirus pandemic has added to uncertainty about container trade demand, freight rates and our lessees’ financial performance and the current higher shipping demand and improved lessee financial performance may not continue. As a result, we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults by our customers.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be recovered in locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. In recovery actions we must locate the containers and often need to pay accrued storage and handling charges to depots and terminals, which may include debts incurred by the defaulting shipping line. We also may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. These recovery and repair costs, and repositioning costs generally are reflected in our financial statements under container lessee default expense, net, and direct container expense – owned fleet, respectively. Accordingly, the amount of our bad debt expense may not capture the total adverse financial impact on us from a shipping line’s default. For our owned containers, these costs directly reduce our income and for our managed containers, lessee defaults decrease rental revenue and increase direct container expense, and thus reduce our management fee revenue. While we previously maintained insurance to cover some defaults, recent premium increases, large deductible amounts, and significant policy exclusions made the coverage uneconomic and we determined to let our coverage lapse for 2021. In 2015 and 2016 we filed significant insurance claims for lessee defaults we experienced. As a result of these insurance claims, potential future insurance claims or changes in the perceived risk of providing default insurance, such insurance might not be available to us in the future on commercially reasonable terms or at all. If we resume insurance, in any insurance claim our insurers may not agree with our determination that we have suffered an insured loss or our calculation of the amount of the insured loss. Any such future defaults could harm our business, results of operations and financial condition.

Historically we have recovered a very high percentage of the containers from defaulted lessees. However, in recent years we encountered defaults from several smaller lessees and lessees in locations where recoveries did not track to our historical experience and significant losses were incurred. These losses were due to a number of containers being unrecoverable as the containers were not in the control of the lessee or the containers were detained by depots or terminals that demanded storage charges in excess of the value of the detained containers after accounting for repair and repositioning costs. Additionally, in certain recent insolvencies, even when we have recovered the containers, they have generally been in very poor condition which limits their ability to be re-leased and reduces their disposal value, both of which add to the ultimate cost of the default. If a material amount of future recoveries from defaulted lessees continue to deviate from our historical recovery experience, our financial performance and cash flow could be severely adversely affected.

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

Risks Related to our Debt and Leverage

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt.  As of December 31, 2020, we had outstanding indebtedness of $4,142 million under our debt facilities. All of our outstanding indebtedness is secured debt collateralized primarily by our container assets and finance leases. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business.

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

•	limit our ability to borrow additional funds or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, or other purposes; and
•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

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

Restrictions imposed by our secured debt facilities, revolving credit facilities, term loan and bonds may limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;
•	pay dividends on or redeem or repurchase our common shares;
•	enter into new lines of business;
•	issue capital stock of our subsidiaries;
•	make loans and certain types of investments;
•	incur liens;
•	sell certain assets or merge with or into other companies or acquire other companies;
•	enter into certain transactions with shareholders and affiliates; and
•	receive dividends, distributions, or other payments from our subsidiaries.

We are also required to comply with certain financial covenants. These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these financial covenants and restrictions, due to weaker financial performance, reduced asset values or otherwise could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets and finance leases. As a result of the Hanjin bankruptcy, coupled with the lower container returns provided in recent years due to increased competition and lower realized used container prices, in 2016 and 2017 we experienced difficulty in meeting certain of the financial covenants on our lending facilities. We obtained various covenant amendments and waivers to address this situation and subsequently refinanced the majority of our debt with revised covenants. If needed in the future, we may be unable to obtain covenant amendments and waivers from our lenders and some or all of our indebtedness could be in default. Additionally, covenant amendments and waivers may limit our ability to access additional funds for container investment and the cost and expense of covenant amendments, waivers and/or refinancing may limit our available funds for container investment.

If we are unable to enter into interest rate swaps and caps on reasonable commercial terms or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facilities and intend to use borrowings under our revolving credit facilities and our secured debt facilities for such funding in the future. All of our outstanding debt, other than the $1,922 million in aggregate principal amount under various asset backed notes and term loans is subject to variable interest rates. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. There can be no assurance that interest rate swaps and caps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate swaps and caps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

The phase out of the London Inter Bank Offered Rate, or LIBOR, may adversely impact us.

As noted above the substantial majority of our debt is variable rate debt and this debt is generally priced under rates that are indexed to USD LIBOR. USD LIBOR will be discontinued after June 2023. We have floating rate debt agreements that will be outstanding after 2021 which have rates set under LIBOR. We must agree with our lenders for the repricing of this debt under a new rate index prior to the discontinuance of USD LIBOR. Our interest rate hedges and swaps are also priced according to USD LIBOR and will also be impacted by this matter. None of our current debt agreements provide for the mechanics of a transition to a new interest rate index and the debt markets acceptance of a replacement for USD LIBOR is uncertain and evolving. In the United States, the Alternative Reference Rate Committee (“ARRC”), a group of diverse private-market participants assembled by the Federal Reserve Board and the Federal Reserve Bank of New York, was tasked with identifying alternative reference rates to replace USD LIBOR. The Secured Overnight Finance Rate (“SOFR”) has emerged as the AARC’s preferred alternative rate for LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities in the repurchase agreement market. At this time, the market acceptance of SOFR or other alternatives is uncertain. Given the amount of our floating rate debt and our significant annual interest expense, the impact of the discontinuance of USD LIBOR may adversely affect us and our financing structure.

Even with hedged variable rate debt and fixed rate debt, we face interest rate risk.

We generally hedge and fix our overall debt exposure to have a maturity similar to the average remaining lease term of our long-term lease contracts. However if during the duration of our hedging, interest rates increase but lease rate per diems do not also increase, as our hedges expire our financial performance may decline due to higher interest rates not being offset by higher per diems. If this occurs, we may not be able to generate sufficient cash flows to service our debt obligations and/or we may breach our debt covenants, all of which would materially and adversely impact us. Additionally, in recent years we have entered into long term finance and operating leases that have a duration of longer than seven years and we do not believe that hedging the debt associated with the entire duration of these leases is economic.  If interest rates materially increase in the later years of these leases and the debt associated with these leases remains unhedged our results may be adversely affected.

We own a large number of containers in our fleet and are subject to significant ownership risk and increasing our owned fleet entails increasing our debt, which could result in financial instability.

Ownership of containers entails greater risk than management of containers for container investors. In 2020, the percentage of containers in our fleet that we own increased from 85.4% at the beginning of the year to 88.0% at the end of the year. In the years prior to 2017, we have consistently increased the number of owned containers in our fleet as a percentage of the total fleet, however in 2017 we assumed management of a large fleet from an insolvent leasing company which caused the owned percentage of our fleet to decline a few percentage points. In December 2019 we purchased the fleet of containers we previously managed for Leased Assets Pool Company Limited, an affiliate of Trencor and this increased our owned fleet percentage in 2019. The increased number of containers in our owned fleet increases our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales prices upon the disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, add third party container investors and/or acquire other fleets.

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

We Face Operational and Competitive Risks

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

We depend on third party depot operators to repair and store our equipment in port areas throughout the world. Growth in the world’s container fleet has significantly outpaced growth in depot capacity and even in the current period of historically high utilization, we continue to experience limited depot capacity in certain major port cities.  Additionally, the land occupied by depots is increasingly being considered prime real estate, as it is coastal land in or near major cities, and this land may be developed into other uses or there may be increasing restrictions on depot operations by local communities. This trend has already caused depot storage costs to increase and could further increase depots’ costs and in some cases force depots to relocate to sites further from the port areas. If these changes affect a large number of our depots, or if we experience a period of lower container utilization, it could significantly increase the cost of maintaining and storing our off-hire containers. Additionally, if depot space is unavailable, we may be unable to accept returned containers from lessees, which may cause us to breach our lease agreements. The current period of very high container utilization may further add financial stress to third party depots as they are receiving limited amounts for storing containers. This financial stress could cause depot closures and further exacerbate the risks we face from limited container storage space.

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

Container manufacturing shutdowns in China in the wake of the financial crisis drastically reduced the production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.0% in 2010 and 8.6% in 2011. During the period of shutdowns, container manufacturers lost up to 60% of their skilled work force and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011 and continued steady production from 2012 through 2020, if there is a sustained reduction in the production of new containers due to the Novel Coronavirus or otherwise, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

We face extensive competition in the container leasing industry.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, companies, and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. Some of these competitors may have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could, if leased, lead to significant downward pressure on per diem rates, margins, and prices of containers. Competition among container leasing companies depends upon many factors, including, among others: per diem rates; supply reliability; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality, and individual characteristics of containers. In recent years, several container leasing companies have acquired other container lessors and we may face increased competition from these merged firms. Following the completion of each consolidation, the new entity may face further pressure for fleet growth and may compete even more aggressively, causing further declines in rental rates available from container leases. New entrants into the leasing business may be attracted by the historically high rate of containerized trade growth, access to the capital markets and low pricing for containers. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. Additionally, the management agreements under which we manage containers for other parties do not restrict these container investors from having other container fleets managed by competing leasing companies or from directly competing with us.

Our lessees may decide to buy, rather than lease their containers.

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than to buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. In part due to constraints on their financing and need to allocate capital to new ship purchases, scrubber installations for low sulphur emissions compliance and port terminals, in recent years, shipping lines have generally reduced their purchases of new containers. In 2020, we believe that about two-thirds of all shipping containers were purchased by leasing companies. Although we believe that this percentage should somewhat rebalance itself, we still expect leasing companies to be a major purchaser of the new containers to be produced. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased repositioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

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

Use of counterfeit and improper refrigerant in refrigeration machines for refrigerated containers could cause irreparable damage to the refrigeration machines, death, or personal injury, and materially impair the value of our refrigerated container fleet.

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

Risks Arising From the International Operations

The international nature of the container shipping industry exposes us to numerous risks.

We are subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

•	regional or local economic downturns;
•	fluctuations in currency exchange rates;
•	changes in governmental policy or regulation;
•	restrictions on the transfer of funds or other assets into or out of different countries;
•	import and export duties and quotas;
•	domestic and foreign customs, tariffs and taxes;
•	war, hostilities and terrorist attacks, or the threat of any of these events;
•	government instability;
•	nationalization of foreign assets;
•	government protectionism;
•	compliance with export controls and economic sanctions, including those of the U.S. Department of Commerce and the U.S. Treasury or other governments;
•	compliance with import procedures and controls, including those of the U.S. Department of Homeland Security or other governments;
•	consequences from changes in tax laws, including tax laws pertaining to the container investors;
•	potential liabilities relating to foreign withholding taxes;
•	labor or other disruptions at key ports;
•	difficulty in staffing and managing widespread operations; and
•	restrictions on our ability to own or operate subsidiaries, make investments, or acquire new businesses in various jurisdictions.

•	Outbreaks of regional or international epidemics or pandemics such as a Coronavirus or SARS.

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

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2020, approximately 24.1% of our total lease billing was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. All container manufacturing facilities from which we purchased our containers in 2020 are located in the PRC. A reduced rate of economic growth, changes to economic or trade policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 72% of our direct container expenses - owned fleet were denominated in U.S. dollars for the year ended December 31, 2020. Accordingly, a significant amount of our expenses is incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2020, 2019 and 2018, 28%, 23% and 21%, respectively, of our direct container expenses – owned fleet were paid in up to 20 different foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income. While the prices of the used containers we trade or dispose are primarily quoted and billed in U.S. Dollars, declines in the currencies where these containers are sold relative to the U.S. Dollar can serve to reduce the market prices for used containers, which will decrease our net income. We do not engage in foreign currency hedging activities which might reduce the volatility associated with exchange rates.

Terrorist attacks, the threat of such attacks or the outbreak of war and hostilities could negatively impact our operations and profitability and may expose us to liability.

Terrorist attacks and the threat of such attacks have contributed to economic instability in the U.S. and elsewhere, and further acts or threats of terrorism, violence, war, or hostilities could similarly affect world trade and the industries in which we and our container lessees operate. For example, worldwide containerized trade dramatically decreased in the immediate aftermath of the September 11, 2001 terrorist attacks in the U.S., which affected demand for leased containers. In addition, terrorist attacks, threats of terrorism, violence, war, or hostilities may directly impact ports, depots, our facilities or those of our suppliers or container lessees and could impact our sales and our supply chain. A severe disruption to the worldwide ports system and flow of goods could result in a reduction in the level of international trade and lower demand for our containers.

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

Risks Related to Our Business Operations

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

Cyber-attacks and/or information technology security breaches on us or our customers could materially and adversely affect us.

If we, our customers or other third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents that cause system failure, downtime, or the loss of sensitive data, we may incur substantial costs and suffer other negative consequences. Our ability to handle the delivery and return of containers, lease billing, and the sale of older containers is dependent on the stable operation of our information technology systems. Our customers’ ability to generate revenue and make timely payments to us is similarly dependent on the stable operation of their information technology systems. Successful breaches, employee malfeasance, or human or technological error could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of company, customer, or other third-party data or systems; theft of sensitive, regulated, or confidential data; the loss of access to critical data or systems through ransomware, destructive attacks, or other means; and business delays, service or system disruptions or denials of service.

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

We entered into a tank container management agreement with Trifleet Leasing (The Netherlands) B.V. (“Trifleet”) in June 2013. Under this agreement, we invest funds with Trifleet for the purchase and leasing of tank containers. Trifleet is our exclusive manager for investments in tank containers. Intermodal tank containers are used for the transport and storage of liquid foodstuffs, chemicals, and gases. This is a specialized market subject to a number of regulations and strict operating procedures. As Trifleet is investing funds on our behalf in tank containers, our return on any investments under this management agreement are highly reliant on their skill and performance, as well as the overall investment climate for tank containers. While we approve of the amounts committed under the management agreement, Trifleet selects the lessees, negotiates lease terms, determines equipment specifications, negotiates equipment orders and supervises production, and is responsible for all other management activities including customer billing, equipment return, re-leasing, maintenance, and repairs. If Trifleet or the tank container market does not perform as we anticipate, we may not receive adequate returns on our investment and our results could be materially impacted. Additionally, given the nature of tank containers and their cargos, our ownership of tank containers could expose us to different and additional risks than we generally face as the owner and lessor of dry freight and refrigerated containers. While lessees, Trifleet and ourselves all maintain insurance, and lessees agree to accept liability for claims caused by the operation of tank containers, this may still be inadequate to shield us from costs and liability from any claims arising from tank containers that we own pursuant to the Trifleet management agreement. In December 2020, Trifleet was purchased by GATX Corporation, a publicly traded company that primarily leases railcars. Given the recent sale of Trifleet, we may face additional risks in the continued performance of our tank investments managed by Trifleet and in our continued relationship with Trifleet.

If our insurance is inadequate or if we are unable to obtain insurance, we may experience losses.

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Our depots are also required to maintain insurance and indemnify us against losses. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we previously maintained insurance that, after satisfying significant deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers. Given the high premium, significant deductible, and policy exclusions in this policy, we determined to let this coverage lapse for 2021. Lessees’ and depots’ insurance policies and indemnity rights may not protect us against losses. Our own insurance may prove to be inadequate or have too high deductibles to prevent against losses or in the future coverage may be unavailable or uneconomic, and losses could arise from a lack of insurance coverage.

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

We may pursue acquisitions and joint ventures. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and distraction of management;
•	difficulty integrating personnel and financial and other systems;
•	hiring additional management and other critical personnel; and
•	increasing the scope, geographic diversity, and complexity of our operations.

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

Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruit new skilled sales, marketing, and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business, and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer. We have “at will” employment agreements with all of our executive officers.

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

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the U.S. Moreover, the International Convention for Safe Containers, 1972, as amended, adopted by the International Maritime Organization, applies to containers, and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products, or our container lessees may require that we adopt such products. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our business, results of operations and financial condition.

Environmental liability and regulations may adversely affect our business, results of operations and financial condition.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air, ground and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and costs arising out of third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under or compliance with environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the U.S. and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup, or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain certain limited liability insurance and typically require lessees to provide us with indemnity against certain losses, the insurance coverage may not be sufficient to protect against any or all liabilities and such indemnities may not be sufficient, or available, to protect us against losses arising from environmental damage. Moreover, our lessees may not have adequate resources, or may refuse to honor their indemnity obligations and our insurance coverage is subject to large deductibles, coverage limits and significant exclusions.

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

Container production also raises environmental concerns. The floors of dry freight containers are plywood typically made from tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials. New woods or other alternatives have not proven their durability over the typical life of a dry freight container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted. The insulation foam in the walls of certain refrigerated containers requires the use of a blowing agent that contains CFCs. Manufacturers are phasing out the use of this blowing agent in manufacturing, however, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent, we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices. EU regulations currently restrict the sale or use of refrigerated containers manufactured with the CFC containing blowing agent and strict enforcement of these regulations could impact our ability to lease or sell these refrigerated containers in EU countries. The container industry in China historically used solvent-based paint systems. Regulations in China for the container industry required stopping the use of solvent-based paint systems in 2017, due to the restrictions on volatile organic compounds used in solvent-based paints. To comply with the regulations, new water borne paint systems were developed and are being used by container manufacturers. The use of water borne paint systems has required significant factory investment and it is problematic to apply water borne paint during the winter in colder parts of China. The conversion to water borne paint impacts factory capacity, increases the cost of containers and requires greater investment by us in container inspection and factory supervision. The industry does not have significant years of experience with water borne paint and the long term durability of water borne paint may not be the same as solvent based paint which could impact the useful life and resale value of containers with water borne paint.

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

Tax Risks Related to Our Business and Investment in Our Common Shares

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

These OECD tax reform initiatives also need local country implementation, including in Bermuda and the U.S., which may result in significant changes to established tax principles. In response to EU efforts to investigate the tax policies of non-EU jurisdictions, effective December 31, 2018 Bermuda adopted the Economic Substance Act of 2018, which requires that Bermuda registered entities engaged in certain relevant activities (which include finance, leasing and shipping) maintain sufficient economic substance and activities in Bermuda. The failure to comply with the Economic Substance Act may result in fines and penalties and ultimately the striking off of an entity from the Bermuda corporate register. We may be unable to comply with the Economic Substance Act or compliance with the act may materially adversely impact our operations and results. Penalties for noncompliance could adversely affect our operations and results.

On March 27, 2020, the US Coronavirus Aid, Relief, and Economic Security Act (“CARES”) of 2020 was signed into law. For applicable impacted years, the CARES Act introduced measures such as (1) additional carryback years as well as the elimination of the 80% taxable income limitation on net operating losses (“NOL”) usage; (2) enhanced interest deductibility on 163(j) business interest expense (raising adjusted taxable income deduction limit threshold from 30% to 50%); (3) accelerated AMT credit refunds; (4) retroactive technical correction of qualified improvement property costs recovery period; (5) enhanced deductibility of charitable contributions from 10% taxable income limitation to 25%; and (6) introduced payroll tax deferral programs and loan forgiveness programs (Paycheck Protection Program). None of these measures have a material impact on the Company’s tax situation.

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

We have significant net operating loss carry-forwards in the United States. As of December 31, 2020, we had net operating loss carry-forwards relating to U.S. federal income taxes; $106,151 which will begin to expire from December 31, 2021 through December 31, 2037 if not utilized and $25,279 has no expiration date.

In the United States, utilization of these net operating loss carry-forwards for federal income tax purposes may be subject to an annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change within the meaning of Section 382 occurs if a transaction or series of transactions over a three-year period result in a cumulative change of more than 50% in the beneficial ownership of a company’s stock. We do not believe we have a limitation on the ability to utilize our net operating loss carry-forwards under Section 382 as of December 31, 2020. However, issuances, sales and/or exchanges of our stock (including, potentially, relatively small transactions and transactions beyond our control) occurring after December 31, 2020, taken together with prior transactions with respect to our stock over a three-year period, could trigger an ownership change under Section 382 in the future and therefore a limitation on our ability to utilize our net operating loss carryforwards. Any such limitation could cause some loss carryforwards to expire before we would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of our tax assets or both.

The calculation of our income tax expense requires judgment and the use of estimates.

We periodically assess tax positions based on current tax developments, including enacted statutory, judicial, and regulatory guidance. In analyzing our overall tax position, consideration is given to the amount and timing of recognizing income tax liabilities and benefits. In applying the tax and accounting guidance to the facts and circumstances, income tax balances are adjusted appropriately through the income tax provision. We account for income tax positions on uncertainties by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained and maintain reserves for income tax positions we believe are not more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. However, due to the judgment required in estimating those reserves, actual amounts paid, if any, could differ from these estimates.

Risks Related to Our Common Shares and Public Listings

We may not be able to resume paying a dividend and any dividends paid in the future could be reduced or eliminated.

We eliminated our dividend payment in the fourth quarter of 2016. We may not be able or may choose not to reinstate our dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year, in each quarter of a year, or pay any specific amount of dividends. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) TL’s revolving credit facilities or term loan, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction, suspension or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends as permitted under our lending agreements.

We face risks from our share repurchase program.

In September 2019 we announced a share repurchase program to repurchase up to $25 million of our shares, in  March 2020 we announced an increase by another $25 million to this program and in September 2020 we further increased the program by $50 million. Purchases under this program are at our discretion and we may not purchase all $100 million of shares under the program. This program may be increased, reduced, or terminated at any time by us. Share repurchases may reduce our financial flexibility, limit our ability to reduce debt, limit our ability to resume a dividend program and may reduce our funds available for container investments. Using funds to repurchase shares could cause our debt to equity ratio to increase and may impair our ability to comply with the financial covenants in our debt agreements. Share repurchases may also reduce the number of shares available for other investors to purchase in the market which could add to share price volatility for our stock. We face these and other risks related to share repurchases. During 2020 and 2019, the Company repurchased approximately 6,736,493 and 879,000 shares, respectively, for a total amount of approximately $68.5 million and $8.6 million, respectively. The Company did not repurchase any of its common shares during 2018.

Future changes in accounting rules could significantly impact how we, our managed fleet container investors, and our customers account for our leases.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) which was adopted by the Company on January 1, 2019. Under this new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. Lessees were required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. Additionally, IFRS has issued similar changes to lease accounting under IFRS 16 Leases. Because the new leasing guidance virtually eliminates for lessees the financial statement benefit of entering into operating leases, it could change the way we and our customers conduct our businesses. Future changes in accounting rules will also impact container investors whose containers are managed by us. The accounting of these changes could make it more difficult for such container investors to raise funding and may also make managed container programs less attractive to container investors.

The market price and trading volume of our common shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile.

The market price of our common shares has been and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from an intra-day low of $4.23 per share to an intra-day high of $43.96 per share. If the market price of the shares declines significantly, the value of an investment in our common shares would decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

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

Trencor Limited, a company traded on the Johannesburg Stock Exchange (the “JSE”) in South Africa, owned approximately 47.5% of our issued and outstanding common shares as of December 31, 2018. In December 2019 we commenced a secondary, or dual, listing of our common shares on the JSE under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and these shares are now trading on the JSE. In June 2020, Trencor distributed its remaining 3.0 million shares in the Company to Trencor’s own shareholders and those shares trade on the JSE. Following the June 2020 distribution of shares, Trencor no longer holds any shares in the Company. Two of our eight directors are also directors of Trencor. These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us as well as Trencor. Any sale or transfer of some or all of the common shares owned by large South African shareholders could adversely affect our share price.

While our primary listing remains on the New York Stock Exchange, or NYSE, and we follow the corporate governance requirements applicable to a Bermuda company listed as a foreign private issuer on the NYSE, holders of our TXT shares on the JSE, may seek to impose on us some or all of the corporate governance practices applicable to South African companies which may result in constraints on management and may involve significant costs. These include the King IV Report on Corporate Governance, a document accepted by the JSE and promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civil society and the environment); and the state.

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

If we are unwilling or unable to comply with the current or future continuing listing requirements of the JSE we may have our shares delisted from the JSE.  The JSE is the primary stock exchange in South Africa and there are restrictions on South African investors holding securities outside South Africa, including on the NYSE. A delisting from the JSE might cause significant sales of our common shares and negatively impact the price of our common shares on the NYSE. If we wish to voluntarily delist our shares from the JSE we may be required to provide a cash tender offer to all holders on the JSE and we may be unwilling or financially unable to do so, which could limit our ability to avoid negative share price impacts from any delisting of our shares on the JSE.

We are a holding company with no material direct operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends, and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions or lending covenants. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to pay dividends on our common shares.

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

•	the audit committee have a written charter addressing the committee’s purpose and responsibilities;
•	we have a corporate governance and nominating committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	we have a compensation committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	we establish corporate governance guidelines and a code of business conduct;
•	our shareholders approve any equity compensation plans; and
•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Our board of directors has adopted an audit committee charter, a compensation committee charter and a corporate governance and nominating committee charter. Additionally, we have a company code of conduct, corporate governance guidelines, conduct performance evaluations of our board and committees, and have obtained shareholder approval for our equity compensation plan. However, we use some of the exemptions available to a foreign private issuer. As a result, our board of directors may not consist of a majority of independent directors and our compensation committee may not consist of any or a majority of independent directors. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Sales of substantial amounts of common securities into the public market, or the perception that such sales will occur, may cause the market price of our common shares to decline significantly. In September 2012, we completed a sale of 8,625,000 common shares, including 2,500,000 common shares offered by a selling shareholder, Halco. The price of our shares could be negatively impacted if we undertake additional offerings to sell securities. In addition, at our 2019 Annual General Meeting our shareholders approved an amendment and restatement of the 2015 Share Incentive Plan as the 2019 Share Incentive Plan and to increase the maximum number of our common shares issuable pursuant to such plan by 2,500,000 shares and to extend the term of such plan for ten years from the date of the annual meeting of shareholders. The common shares to be issued pursuant to awards under our 2019 Share Incentive Plan have been registered on registration statements on Form S-8 filed with the Securities Exchange Commission and, when issued, will be freely tradable under the Securities Act of 1933.

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

At December 31, 2020, Textainer Group Holdings Limited had two directly-owned subsidiaries:

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
•

TAP Funding Ltd. (“TAP Funding”), a Bermuda company in which TL and TAP Limited (“TAP”) hold common shares of 50.1% and 49.9%, respectively, and voting rights of 66.7% and 33.3%, respectively (see Note 1 “Nature of Business and Summary of Significant Accounting Polices” and Note 14 “Subsequent Events” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information).

Our internet website address is www.textainer.com. The information contained on, or that can be accessed through, our website is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

Significant Events

In August 2016, Hanjin Shipping company Co., Ltd (“Hanjin”), filed for bankruptcy. The Company maintained insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income. The Company entered into a final agreement with the insurance companies on December 31, 2018 and the total remaining payments of $9,814 for the Company’s owned fleet were received in January and early February 2019. In 2019, the Company received a net cash distribution of $14,881 from the Hanjin bankruptcy estate for its owned fleet. As of December 31, 2020, there is no insurance receivable for the Company’s owned fleet related to this bankrupt customer. (see Note 2 “Insurance Receivable and Impairment” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In October 2018, TL entered into an agreement to purchase 75% of the total outstanding common shares of TW Container Leasing, Ltd. (“TW”) from Wells Fargo Container Corp. (“WFC”) for a cash consideration of $29,658. In January 2019, the Company dissolved TW, its wholly-owned subsidiary.

In September 2019, the Company announced that Trencor Limited (“Trencor”), a company publicly traded on the JSE in Johannesburg, South Africa under the symbol “TRE” and the former holder of 27.2 million common shares or approximately 47.5% of the Company's issued and outstanding common shares, filed with the JSE a circular (the "Trencor circular") requesting that Trencor's shareholders approve the unbundling of Trencor's shares in Textainer. The Trencor circular was approved by Trencor's shareholders in October 2019 and the Trencor share unbundling was implemented in December 2019. In June 2020, Trencor distributed the remaining 3.0 million shares it retained in the Company to Trencor’s own shareholders.

In December 2019, the Company filed a Pre-Listing Announcement with the JSE to commence a secondary, or dual, listing of the Company's common shares on the Main Board of the JSE under the share code "TXT" with commencement of trading on December 11, 2019. The secondary listing was not in connection with any current capital raising effort.

In December 2019, the Company entered into a stock purchase agreement with TAC Limited, a wholly-owned subsidiary of Trencor, to purchase LAPCO. The purchase price consideration consisted of $65,527 in cash paid to TAC Limited and cash amounts paid by the Company to fully repay LAPCO’s debt facility of $126,289. The Company repaid LAPCO's existing debt at the closing by refinancing this debt in the Company's existing revolving credit facility. LAPCO owned a fleet of approximately 161,000 TEU of intermodal containers managed by the Company and approximately 3,000 TEU of containers managed by other container lessors (see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In June 2020, we concluded a container purchase totaling approximately 4,200 containers that we had been managing for an institutional investor for a total purchase consideration of $12,515. The purchase of these previously managed containers resulted to the settlement of the deemed container leaseback financial liability and termination of the management agreement between the Company and the Container Investor.

In July 2020, we concluded a container purchase totaling approximately 19,800 containers from a shipping company for a total purchase consideration of $29,900.

In August 2020, TMCL VII issued $450,000 aggregate principal amount of Series 2020-1 Fixed Rate Asset Backed Notes (“TMCL VII 2020-1 Bonds”). In September 2020, TMCL VII issued $607,800 aggregate principal amount of Series 2020-2 Fixed Rate Asset Backed Notes (“TMCL VII 2020-2 Bonds”) and $221,000 aggregate principal amount of Series 2020-3 Fixed Rate Asset Backed Notes (“TMCL VII 2020-3 Bonds”). Proceeds from 2020-1 Bonds, 2020-2 Bonds and 2020-3 Bonds were primarily used to pay down debt in our secured debt facility and revolving credit facility and to pay off the TMCL VII Series 2018-1 (“TMCL VII 2018-1”), TMCL V Series 2017-1 (“TMCL V 2017-1”) and TMCL V Series 2017-2 Fixed Rate Asset Backed Notes (“TMCL V 2017-2”). (see Note 8 “Debt” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In January 2021, the Company completed the acquisition of 49.9% of the common shares of TAP Funding from TAP Ltd. for a total purchase price consideration of $21.5 million. Following the acquisition, the Company owns 100% of TAP Funding which became a wholly-owned subsidiary of the Company. In February 2021, the Company terminated its TAP Funding Revolving Credit Facility.

In February 2021, TMCL VII issued $523,500 of aggregate Class A and $26,500 of aggregate Class B Series 2021-1 Fixed Rate Asset Backed Notes (“the TMCL VII 2021-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The TMCL VII 2021-1 Bonds totaling $550,000 represent partially amortizing notes payable over an expected payment term of 7.5 years. Proceeds from the TMCL VII 2021-1 Bonds were primarily used to pay down debt in our revolving credit facilities. The TMCL VII 2021-1 Bonds are secured by a pledge of TMCL VII’s assets.

In February 2021, TL completed a $70,270 seven-year term loan with a group of financial institutions that represents a partially amortizing term loan based on defined repayment schedules until February 2028. Interest on the outstanding amount due under this term loan is based on a fixed rate of 2.65% per annum, payable monthly in arrears. Proceeds from this term loan were used to pay down TL’s revolving credit facility.

In February 2021, the Company dissolved LAPCO, which was a wholly-owned subsidiary of TL.

Principal Capital Expenditures

Our capital expenditures for containers in our owned fleet and fixed assets during 2020, 2019 and 2018 were $862.4 million, $748.4 million and $854.4 million, respectively. We received proceeds from the sale of containers and fixed assets during 2020, 2019 and 2018 of $151.0 million, $150.7 million and $147.3 million, respectively.

As all of our containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of our long-lived assets are considered to be international with no single country of use. Our capital requirements are primarily financed through cash flows from operations and our debt facilities.

B.	Business Overview

Our Company

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.4 million containers, representing 3.8 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking.

We lease containers to approximately 250 shipping lines and other lessees, including almost all of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have on average been our customers for 27 years.

We have provided an average of approximately 320,000 TEU of new containers per year for the past five years and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of approximately 150,000 containers per year for the last five years to more than 1,500 customers.

We provide our services worldwide via an international network of 14 regional and area offices and around 400 independent depots.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2020, we owned containers accounting for approximately 88% of our fleet.
•

Container Management.  As of December 31, 2020, we managed containers on behalf of 13 unaffiliated container investors, providing acquisition, management and disposal services. As of December 31, 2020, total managed containers accounted for approximately 12% of our fleet.

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

For 2020, our income from operations was $221.6 million and income before income tax and noncontrolling interests was $73.3 million. During 2020, the average utilization of our owned fleet was 96.6%. For geographic and financial information relating to each of our reportable operating segments, see Note 10 “Segment Information” in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

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

According to Drewry Maritime Research, as of December 2019, leasing companies owned approximately 51% of the total worldwide container fleet of approximately 42.7 million TEU. We estimated that leasing companies still owned approximately 51% of the total worldwide container fleet, as of end of 2020. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing their flexibility to manage the availability and location of containers;
•	increasing their ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Lunar New Year; and
•	reducing their capital expenditures.

Global demand growth for shipping is expected to significantly improve in 2021 due to continued spending on consumer goods and once the COVID-19 pandemic is under control subject to successful vaccine rollout. Although manufacturers have increased production to meet market demand, additional capacity has been added gradually and further constrained by shortages of certain components. Container prices may also remain high for 2021 as manufacturers are in a strong position to protect current elevated prices while production capacity is very limited. While new production inventory is currently less than 200,000 TEU, depot inventory is also at historically low level as evidenced by the continued high utilization rates throughout the industry. Deliveries of mega ships and introduction of IMO 2020 are expected to continuously generate a positive impact on leased container demand in 2021; however, the on-going COVID-19 pandemic has added to uncertainty on trade growth and impact on our industry.

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

According to Drewry Maritime Research, intermodal leasing companies, as ranked by total TEU, are as follows (1):

Company	TEU (000's)	Percent of Total
Triton International Limited (2)	6,134	27.5%
Textainer (3)	3,774	16.9%
Florens Leasing	3,656	16.4%
SeaCo Global	2,305	10.3%
CAI International, Inc. (2)	1,745	7.8%
Beacon Intermodal Leasing	1,563	7.0%
SeaCube Container Leasing Ltd.	980	4.4%
Touax Global Container Solutions	434	1.9%
Blue Sky Intermodal	384	1.7%
UES International	345	1.5%
Other	1,015	4.5%
Grand Total	22,335	100.0%

(1)	All companies’ information at December 2019, except as otherwise noted.
(2)	Triton’s and CAI’s fleet at December 31, 2020, according to their most recent published information.
(3)	Textainer Group’s owned and managed fleet at December 31, 2020.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage, including:

One of the Largest Container Lessors in the Industry. We operate one of the world’s largest fleets of leased intermodal containers, with a total fleet of 3.8 million TEU as of December 31, 2020. We provide our services worldwide via a network of regional and area offices and independent depots. Our consistent presence in the market buying and selling containers provides us with broad market intelligence, and valuable insight into the demand patterns of our shipping line customers and resale container buyers.

Proven Ability to Grow Our Fleet Over Time. Our ability to invest in our fleet has allowed us to become one the world’s largest container lessors. We have demonstrated our ability to increase the size of our container fleet by purchasing containers from manufacturers and by acquiring existing container fleets or their management rights. Over the past 22 years, we have acquired the rights to manage over 1,500,000 TEU from former competitors and we have acquired approximately 892,000 TEU of containers from our managed fleet. As one of the largest buyers of new containers, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to reliably purchase containers during periods of high demand.

Ability to Generate Attractive Returns Throughout the Container Life-Cycle. One of our strengths is our ability to generate attractive revenue streams throughout the economic life of a container in marine service and upon resale of the container at the end of its marine service life. At the end of a lease’s initial term, we generally have the ability to either negotiate an extension of the lease term or to take back the container and re-lease or sell it in order to maximize the container’s return. We focus on renewing or extending our long-term container leases beyond their expiration dates (typically three to five years from the start of the lease, but generally longer for leases entered into during 2020 and 2021). In addition, we attempt to negotiate favorable return provisions on all leases and maintain an active presence in the master and spot lease markets. This flexibility, coupled with our international coverage, organization and resources, allows us to deploy containers to those markets where we can re-lease or sell them on comparatively attractive terms in order to optimize our returns and the residual value of our fleet.

Strong Long-Standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. We lease containers to approximately 250 shipping lines and other lessees, including almost all of the world’s top 20 container lines, as measured by vessel fleet size in TEU and we have sold containers to an average of more than 1,500 resale customers for the last five years. We believe our ability to consistently supply containers in locations where our customers need them makes us a reliable lessor of containers. Our top 20 customers, as measured by revenues, have on average been our customers for 27 years.

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

Focus on Maintaining High Levels of Utilization, Prioritize Profitability and Operating Efficiency. We will continue to target higher utilization. We will prioritize profitability with attractive yields on our assets through our disciplined focus on optimal lease pricing, longer-term leases and portfolio management. As of December 31, 2020, approximately 88% of our total on hire fleet (based on total TEU) was on long-term and finance leases, compared to approximately 77% ten years ago. We also drive operating efficiency by maintaining a low-cost structure, having brought down our fleet management cost per CEU per day by approximately 20% over the 10 years ended December 31, 2020. We believe that we can grow our fleet without a proportionate increase in our headcount, thereby improving our profitability by spreading our operating expenses over a larger revenue base.

Extend the Lease of In-fleet Containers. Since many shipping lines must utilize capital to finance vessels, it is possible that some will conclude in 2021, as they did in prior years, that it is more cost-effective to extend leases of in-fleet containers than either buy containers or lease new containers.

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

Our Container Fleet

As of December 31, 2020, we operated 3,774,053 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of approximately 320,000 TEU of new containers per year over the past five years. Our ability to invest in our fleet on a consistent basis has been instrumental in becoming one of the world’s largest container lessors. The containers that we lease are either owned outright by us or owned by third parties and managed by us. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers as of December 31, 2020:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	3,088,396	434,413	3,522,809	2,752,515	386,972	3,139,487
Refrigerated	182,673	8,921	191,593	736,353	36,105	772,458
Other specialized	50,677	8,973	59,650	79,677	13,338	93,015
Total fleet	3,321,746	452,307	3,774,053	3,568,545	436,415	4,004,960
Percent of total fleet	88.0%	12.0%	100.0%	89.1%	10.9%	100.0%

The amounts in the table above did not change significantly from December 31, 2020 to the date of this Annual Report on Form 20-F.

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

The following table provides a summary of our total on-hire container fleet by lease type, measured in TEU, as of December 31, 2020 and 2019:

	Percent of Total On-Hire Fleet
Lease Portfolio	2020	2019
Term leases	70.3%	75.1%
Finance leases	17.2%	10.4%
Master leases	10.9%	12.4%
Spot leases	1.6%	2.1%
Total	100.0%	100.0%

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

As of December 31, 2020, our term leases had an average remaining duration of 3.5 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, for leases that are not extended our containers typically remain on-hire at the contractual per diem rate for an average of an additional 11 months beyond the end of the contractual lease term. For additional information about the minimum future rentals under the long-term leases for our owned and managed fleet at December 31, 2020, see Note 5 “Leases” in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to thirteen years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under other leases. Finance leases require the lessee to keep the containers on lease for the entire term of the lease. As of December 31, 2020, our finance leases had an average remaining term of 10.3 years.

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

Maintenance, Repair and Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing logos, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2020, DPP revenue was 2.2% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we previously maintained insurance that, after satisfying significant deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers. Given the high premium, significant deductible and policy exclusions in this policy, we determined to let this coverage lapse for 2021.

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

Depot Management

As of December 31, 2020, we managed our container fleet through approximately 400 independent container depot facilities in approximately 200 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot relationships and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We occasionally supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2020, a large majority of our off-lease inventory was located at depots that are able to report container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

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

Management Services

As of December 31, 2020, we owned 88% of the containers in our fleet and managed the rest on behalf of 13 unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our information technology (“IT”) systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1% to 2% of the purchase price; daily management fees of 8% to 13% of net operating income; and disposal fees of 5% to 10% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $9.7 million, $15.2 million and $16.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sales proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected economic useful life in marine service of the containers subject to the agreement.

In June 2003, we entered into our first contract with the U.S. Transportation Command Directorate of Acquisition (“USTranscom”) pursuant to which we serve as a major supplier of leased marine containers to the U.S. Military. Compared to our shipping line customers, we provide a much broader level of services to the U.S. Military under the USTranscom contract. Furthermore, unlike our shipping line customers, who pick up from and return containers to container depots, for the U.S. Military we are required to arrange transportation from a container depot to a military facility upon lease out and to pick up a container at a military facility and return it to a container depot when the lease period has ended. This requires us to arrange for movement of the empty containers by truck, rail and/or vessel. The USTranscom contract provides added compensation for these services.

This contract also allows the U.S. Military to return containers in many locations throughout the world. Since the inception of the initial USTranscom contract, we have delivered or transitioned approximately 188,000 containers and chassis to the U.S. Military, of which approximately 129,000 containers have been returned. In addition, approximately 57,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated loss value for each such container. The initial USTranscom contract expired on June 23, 2013 and we were awarded a new contract on December 12, 2013. The new contract covered a base year starting on December 24, 2013 and was subsequently renewed annually from 2014 to 2017. This second USTranscom contract expired on September 30, 2018 and was extended through February 28, 2019. Textainer, as one of three vendors, was awarded a new contract on January 28, 2019. The new contract covers a base year starting on March 1, 2019, with four option years running through February 29, 2024. On March 1, 2021, Textainer exercised the right to supply containers for the third out of five years (or second option year).

Resale of Containers

Our Resale Division sells off-hire containers from our fleet at the end, typically about 13 years, of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy new trading containers and used trading containers from shipping lines and other third parties that we then lease or resell. Our Resale Division has a team of 18 container sales and operations specialists in five offices globally that manage the sale process for these used containers. Our Resale Division is one of the largest sellers of used containers among container lessors, selling an average of approximately 150,000 containers per year for the last five years to more than 1,500 customers. From 2016 through 2020, this Division generated $70.6 million in income before income tax and noncontrolling interests, including $16.4 million during 2020. We generally sell containers to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

Underwriting and Credit Controls

We only lease to container shipping lines and other lessees or sell to buyers that meet our credit criteria. Our credit approval process is rigorous, and our underwriting and credit decisions are controlled by our credit committee, which is made up of senior management from different disciplines. Our credit committee sets different maximum exposure limits depending on our relationship and previous experience with each customer lessee and container sales customer. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of financial performance including net worth and profitability, asset ownership, bank and trade credit references, credit bureau reports, operational history and financial strength. Our marketing and resale staff are also responsible for collections, which positively contributes to our strong collection and credit approval process through our staff’s close communication with our customers.

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

Over the past five years, we recovered, on average, 89% of the containers that were the subject of defaulted contracts which we had completed the recovery process and at least 1,000 CEU on lease. In connection with the Hanjin bankruptcy, 94% of the containers leased to Hanjin have been turned in, with the balance of the containers uneconomic or impossible to recover. We maintained insurance that covered certain costs and losses from customer defaults. At the time of the Hanjin default our policy provided for $80 million of coverage after a $5 million deductible was met. We collected substantially all of our insurance claim related to the Hanjin insolvency and after receiving subrogation waivers from our insurers, in the fourth quarter of 2019 we received payments directly from the Hanjin bankruptcy estate, however this was insufficient to cover all of our losses and disruptions related to Hanjin. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. While we previously maintained insurance to cover some defaults, recent premium increases, large deductible amounts and significant policy exclusions made the coverage uneconomic and we determined to let our coverage lapse for 2021. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 1.5% of our lease rental income over such period.

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

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2020 our global sales and customer service group consisted of 82 people, with 14 in North America, 44 in Asia and Australia, 18 in Europe and 6 in Africa.

Customers

We believe that our staff, organization and long presence in the business have resulted in very strong relationships with our shipping line customers. Our top 20 customers, as measured by lease billings of our total owned and managed fleet, have on average been our customers for 27 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 3.7 as of December 31, 2020. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. Our top 20 customers include almost all of the world’s largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to approximately 250 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. Military. Our top 20 and top 5 customers accounted for approximately 87.3% and 54.0%, respectively, of our total owned and managed fleet’s 2020 lease billings. Our two largest customers in 2020 were Mediterranean Shipping Company S.A., which accounted for $136.6 million or 20.5% and CMA-CGM S.A., which accounted for $84.5 million or 12.7% of our total owned and managed fleet’s 2020 lease billings. A default by any of our major customers, such as the bankruptcy of Hanjin in 2016, could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue. For further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

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

In addition to environmental regulations affecting container movement, shipping, movement and spillage, environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants (i.e. CFC’s and solvent-based paints) due to their ozone depleting and global warming effects, and regulations on the cutting and export of hardwood due to concerns regarding de-forestation and climate change. These environmental regulations may impact the future repair and operating costs for these containers and we could be required to incur large retrofitting expenses for our refrigerated containers. To comply with the new regulations, new water borne paint systems have been developed and are being used by container manufacturers. The conversion to water borne paint may impact factory capacity, increase the cost of containers and require greater investment by us in container inspection and factory supervision.

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

Our current corporate structure as of March 18, 2021 is as follows:

We currently own 100% of all of our direct and indirect subsidiaries.

TAP Funding was a joint venture involving TL and TAP. As of December 31, 2020, TL owned 50.1% and TAP owned 49.9% of the common shares and TL had two voting rights and TAP had one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. On January 19, 2021, the Company completed the acquisition of the 49.9% outstanding common shares of TAP Funding from TAP Ltd. Following the acquisition, TL owns 100% of TAP Funding and became a wholly-owned subsidiary of the Company (see Note 14 “Subsequent Events” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

Trencor, owned 47.5% of our outstanding share capital as of December 31, 2018. Trencor is a South African public investment holding company, that has been listed on the JSE in Johannesburg, South Africa since 1955. Trencor’s origins date from 1929, and it currently is engaged in finance related activities. These shares were previously held by Halco Holdings Inc. (“Halco”), a company owned by Halco Trust, a discretionary trust. In February 2018, Halco Trust distributed and transferred to Trencor Limited, a nominated discretionary beneficiary of Halco Trust, the trust’s 100% shareholding in Halco. In May 2018, Halco declared dividends to Trencor which resulted in Trencor becoming the direct shareholder of 47.5% of our common shares. Halco went into voluntary liquidation on October 12, 2018. On December 11, 2019, we commenced a secondary, or dual, listing of our common shares on the JSE in Johannesburg, South Africa under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and these shares now trade on the JSE. Trencor retained 3 million, or approximately 5.3% of our common shares as of December 31, 2019. In June 2020, Trencor distributed its remaining 3.0 million of our common shares or approximately 5.3% of our common shares to Trencor’s own shareholders and those shares trade on the JSE. Following the June 2020 distribution of shares, Trencor no longer holds any shares in the Company. Hennie Van der Merwe and David M. Nurek are members of our board of directors and the board of directors of Trencor.

D.	Property, Plant and Equipment

As of December 31, 2020, our employees were located in 14 regional and area offices in 13 different countries. We maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated. We have 13 offices outside Bermuda, including our administrative office in San Francisco, California and offices in Cranford, New Jersey; New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Kelang, Malaysia; Hong Kong; and Shanghai, China.

We lease our office space in Bermuda, the U.S., United Kingdom and Singapore and have exclusive agents that secure office space for us in our other locations. The lease for our Bermuda office expires in December 2021, the lease for our San Francisco office expires in May 2027, the lease for our Cranford, New Jersey office expires in November 2021, the lease for our New Malden, United Kingdom office expires in December 2024 and our lease for our Singapore office expires in July 2024. In addition, we have non-exclusive agents who represent us in India, Indonesia, Pakistan, Republic of the Philippines, Sri Lanka, Thailand and Vietnam. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

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

For the discussion of the financial condition and results of operations for the years ended December 31, 2019 compared to the year ended December 31, 2018, refer to Item 5 “Operating and Financial Review and Prospects - Operating Results” and “- Liquidity and Capital Resources” in our Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission on March 30, 2020, which discussion is incorporated herein by reference.

Executive Summary

Operating since 1979, we are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.4 million containers, representing 3.8 million TEU. During 2020: (i) we invested in approximately $1,080 million of containers for our fleet, (ii) our utilization averaged 96.6% in 2020 compared to 97.4% in 2019, (iii) our total fleet surpassed 4 million CEU as of December 31, 2020, and (iv) we repurchased approximately 6,736,493 shares of our common shares.

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

COVID-19 Impact

In March 2020, the World Health Organization declared the outbreak of Novel Coronavirus (“COVID-19”) a pandemic, which continues to spread throughout the United States and the world and has resulted in new and changing government measures to contain the virus, including travel bans and restrictions, shelter-in-place orders, and business limitations and shutdowns. The decrease in global trade volumes and economic activity due to the COVID-19 pandemic led to disruptions in global shipping and reduced container demand during the first half of 2020. However, we have seen sharp rebound in cargo volumes and recent positive signs of leasing demand improvements as COVID-19 related restrictions have eased in the United States and Europe, demand for consumer goods and medical supplies have caused freight volumes to rapidly increase and recent positive developments from the vaccine rollouts. Even as certain government restrictions are lifted and economies gradually reopen, the shape of the economic recovery is still uncertain as the pandemic is resurgent in many places.

We currently believe these disruptions are temporary and we have strongly benefited from the increased global containerized trade volumes that have emerged since the second half of 2020. We heavily invested in new containers during the second half of 2020 in response to strong container demand and substantially all our containers purchased in 2020 are currently on lease and those for delivery in 2021 are already committed to leases. As we look into the new year, we remain focused on the continued execution of our turnaround plan. While macro uncertainty from COVID-19 remains, we are encouraged by our improved financial performance and the overall strong market fundamentals arising from expected elevated cargo volumes, high container prices and high freight rates through the first half of 2021. For additional information regarding the risk and uncertainties that we could encounter as a result of the COVID-19 pandemic and related global conditions, see Item 3, “Key Information - Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices;
•	interest rates and availability of debt financing at acceptable terms;
•	our ability to lease our new containers shortly after we purchase them;
•	access to container production capacity;
•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among shipping lines and/or container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers; and
•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics, such as the COVID-19 pandemic, or the outbreak of war and hostilities.

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

Lease rental income and operating expenses arising from the leasing services of the managed portion of our fleet are included on a gross amount basis in our consolidated statements of operations. We earn management fees from management of the container investor’s containers, which include the leasing, repair, repositioning and storage of the managed fleet pursuant to management agreements with container investors. The management agreements typically cover the entire economic life of the containers.

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

Operating Expenses

Our operating expenses include direct container expenses – owned fleet, distribution expenses to managed fleet container investors, depreciation expense, amortization expense, general and administrative expenses, bad debt (recovery) expense, net and container lessee default (recovery) expense, net.

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

Distribution to Managed Fleet Container Investors. Our distribution amounts to container investors for the managed fleet includes the net operating income of each container investor’s fleet, reduced by the management fees earned and retained by the Company. This amount also includes expenses related to the operation of the managed containers which are presented on a gross basis in the consolidated statements of operations.

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

Bad Debt (Recovery) Expense, Net. Bad debt expense, net, represents the amounts recorded to provide for an allowance for the doubtful collection of accounts receivable for the owned fleet, net of recoveries of previously reserved balances.

Container Lessee Default (Recovery) Expense, Net. Container lessee default (recovery) expense, net, represents the amounts recorded for container write-off and container recovery costs from lessee default, net of gain associated with recoveries on containers previously estimated as a lost from lessee default.

A.  Operating Results

Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes our revenues and gain on sale of owned fleet containers, net for the years ended December 31, 2020 and 2019 and changes between those periods:

	Year Ended December 31,		2020 vs 2019
	2020	2019	$ Change	% Change
	(Dollars in thousands)
Lease rental income - owned fleet	$538,425	$517,859	$20,566	4.0%
Lease rental income - managed fleet	62,448	101,901	(39,453)	(38.7%)
Lease rental income	$600,873	$619,760	$(18,887)	(3.0%)

Management fees - non-leasing	$5,271	$7,590	$(2,319)	(30.6%)

Trading container sales proceeds	$31,941	$58,734	$(26,793)	(45.6%)
Cost of trading containers sold	(28,409)	(51,336)	22,927	(44.7%)
Trading container margin	$3,532	$7,398	$(3,866)	(52.3%)

Gain on sale of owned fleet containers, net	$27,230	$21,397	$5,833	27.3%

Lease rental income - owned fleet increased $20,566 (4.0%) from 2019 to 2020 primarily due to an increase of $21,532 in the growth of our fleet on finance leases and an increase of $12,347 (2.7%) in our total operating fleet that was available for lease, partially offset by a decrease of $10,420 (-1.3%) in average per diem rental rates and a decrease of $4,986 (-1.1%) in utilization.

Lease rental income – managed fleet decreased $39,453 (-38.7%) from 2019 to 2020 primarily due to our acquisition of a previously managed fleet at December 31, 2019 and a decrease in average per diem rental rates and utilization.

Management fees – non-leasing decreased $2,319 (-30.6%) from 2019 to 2020; $1,210 of the decrease resulted from a reduction in the amortization of acquisition fees on container purchases for the managed fleet mainly due to our acquisition of a previously managed fleet at December 31, 2019 and a $975 decrease in sales commissions.

Trading container margin decreased $3,866 (-52.3%) from 2019 to 2020; $4,255 of the decrease resulted from a reduction in unit sales volume, partially offset by a $389 increase due to an improvement in per unit margin.

Gain on sale of owned fleet containers, net, increased $5,833 (27.3%) from 2019 to 2020; $4,911 of the increase resulted from an improvement in average gain per container sold and $838 of the increase resulted from a decrease in day-one loss on sales-type leases.

The following table summarizes our total operating expenses for the years ended December 31, 2020 and 2019 and changes between those periods:

	Year Ended December 31,		2020 vs 2019
	2020	2019	$ Change	% Change
	(Dollars in thousands)
Direct container expense - owned fleet	$55,222	$45,831	$9,391	20.5%
Distribution expense to managed fleet container investors	57,311	93,858	(36,547)	(38.9%)
Depreciation expense	261,665	260,372	1,293	0.5%
Amortization expense	2,572	2,093	479	22.9%
General and administrative expense	41,880	38,142	3,738	9.8%
Bad debt (recovery) expense, net	(1,668)	2,002	(3,670)	(183.3%)
Container lessee default (recovery) expense, net	(1,675)	7,867	(9,542)	(121.3%)
Gain on insurance recovery and legal settlement	—	(14,881)	14,881	(100.0%)
Gain on settlement of pre-existing management agreement	—	(1,823)	1,823	100.0%
Total operating expenses	$415,307	$433,461	$(18,154)	(4.2%)

Direct container expense – owned fleet increased $9,391 (20.5%) from 2019 to 2020 primarily due to a $7,020 increase in storage expense and a $4,216 increase in maintenance expense, partially offset by a $1,691 decrease in insurance expense.

Distribution expense to managed fleet container investors decreased $36,547 (-38.9%) from 2019 to 2020 primarily due to our acquisition of a managed fleet at December 31, 2019 and a lower lease rental income.

Depreciation expense increased $1,293 (0.5%) from 2019 to 2020; $4,259 of the increase was due to a net increase in the size of our owned depreciable fleet, partially offset by a $3,144 decrease due to net decrease to write down the value of containers held for sale to their estimated fair value less cost to sell.

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital, Amficon and Capital Intermodal. The Capital Intermodal management right amount was fully amortized at December 31, 2020. Amortization expense increased $479 (22.9%) from 2019 to 2020 primarily due to an update in the estimates for management fee revenue.

General and administrative expense increased $3,738 (9.8%) from 2019 to 2020 primarily due to a $4,493 increase in compensation and benefit costs, partially offset by a $915 decrease in travel expense.

Bad debt (recovery) expense, net, changed from a net expense of $2,002 for 2019 to a net recovery of $1,668 for 2020. This change was primarily due to improvements in collections and our general customer credit profile, partially offset by a credit loss expense of $865 for 2020, which related to our adoption of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) on the effective date of January 1, 2020, see Note 1 (f) "Nature of Business and Summary of Significant Accounting Policies" to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Container lessee default (recovery) expense, net changed from a net expense of $7,867 for 2019 to a net recovery of $1,675 for 2020. The 2020 recovery was primarily due to aggregate payments of $1,386 received on a settlement agreement with an insolvent lessee in the second quarter of 2020. The 2019 expense was primarily due to $9,059 for written off containers that were deemed unlikely to be recovered from an insolvent lessee, partially offset by $1,988 gain associated with recoveries on containers previously estimated as lost with insolvent lessees.

Gain on insurance recovery and legal settlement for 2019 amounted to $14,881. The 2019 amount includes a $14,040 cash distribution from Hanjin bankruptcy estate received during the fourth quarter of 2019.

Gain on settlement of pre-existing management agreement for 2019 amounted to $1,823 which related to the settlement of the container management agreement in conjunction with our acquisition of LAPCO on December 31, 2019. See Note 1 (b) “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

The following table summarizes other income (expenses) for the years ended December 31, 2020 and 2019 and changes between those periods:

	Year Ended December 31,		2020 vs 2019
	2020	2019	$ Change	% Change
	(Dollars in thousands)
Interest expense	$(123,230)	$(153,185)	$29,955	(19.6)%
Write-off of unamortized deferred debt issuance costs and bond discounts	(8,750)	—	(8,750)	100.0%
Interest income	531	2,505	(1,974)	(78.8)%
Realized (loss) gain on derivative instruments, net	(12,295)	1,946	(14,241)	(731.8)%
Unrealized loss on derivative instruments, net	(6,044)	(15,442)	9,398	(60.9)%
Other, net	1,488	(4)	1,492	(37300.0)%
Net other expense	$(148,300)	$(164,180)	$15,880	(9.7)%

Interest expense decreased $29,955 (-19.6%) from 2019 to 2020 primarily due to a $38,844 decrease resulting from a reduction in average interest rates of 1.02 percentage point, partially offset by a $8,793 increase resulting from an increase in the average debt balance of $206,314.

Write-off of unamortized deferred debt issuance costs and bond discounts for 2020 amounted to $8,750, which was primarily related to the early redemption of 2017-1 Bonds, 2017-2 Bonds and 2018-1 Bonds.

Interest income decreased $1,974 (-78.8%) from 2019 to 2020 primarily due to a $2,022 decrease resulting from a reduction in average interest rates.

Realized (loss) gain on derivative instruments, net changed from a net gain of $1,946 for 2019 to a net loss of $12,295 for 2020. This change was primarily due to a decrease in market rates as compared to spot strike rates in our contracts which caused a negative net settlement differential in 2020 compared to a positive net settlement differential in 2019.

Unrealized loss on derivative instruments, net decreased $9,398 (-60.9%) from 2019 to 2020 primarily due to a smaller reduction in the value of the interest rate derivatives between 2019 and 2020 compared to the year between 2018 and 2019, mainly resulting from a decrease in the forward LIBOR curve at the end of the respective periods.

Other, net for 2020 amounted to $1,488, which included aggregate payments of $830 received on a non-refundable deposit of a cancelled container purchase and lease arrangement with a customer and fee for the early release of cash withheld in escrow account for our acquisition of the LAPCO fleet in 2019.

The following table summarizes income tax benefit (expense) and net income (loss) attributable to the noncontrolling interests for the years ended December 31, 2020 and 2019 and changes between those periods:

	Year Ended December 31,		2020 vs 2019
	2020	2019	$ Change	% Change
	(Dollars in thousands)
Income tax benefit (expense)	$374	$(1,948)	$2,322	(119.2)%
Net income (loss) attributable to the noncontrolling interest	$851	$(168)	$1,019	(606.5)%

Income tax benefit (expense) changed to an income tax benefit of $374 in 2020 from income tax expense of $1,948 in 2019. Our effective tax rate in 2020 decreased to a (0.51)% benefit rate from a 3.3% expense rate in 2019. The change in income tax benefit (expense) in 2020 compared to 2019 was primarily due to repricing of existing net deferred tax liabilities. The income tax benefit in 2020 was mainly attributable to the lower tax uncertainty and a higher benefit from foreign rate difference. See Note 7 “Income Taxes” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Net income (loss) attributable to the noncontrolling interest changed to an income of $851 for 2020 from a loss of $168 for 2019. Net income (loss) attributable to the noncontrolling interest represents the noncontrolling interest’s portion of TAP Funding Limited’s (“TAP Funding”) net income (loss). Net income attributable to the noncontrolling interests for 2020 was primarily due to the decrease in interest expense mentioned above. Net loss attributable to the noncontrolling interests for 2019 was primarily due to an unrealized loss on derivative instruments mentioned above. On January 19, 2021, the Company completed the acquisition of 49.9% of the common shares of TAP Funding which resulted to the Company’s 100% ownership of TAP Funding. See Note 1 “Nature of Business and Summary of Significant Accounting Polices” and Note 14 “Subsequent Event” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Segment Information

For further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” and Note 10 “Segment Information” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

The following table summarizes our income before income taxes and noncontrolling interests attributable to each of our business segments for the years ended December 31, 2020 and 2019 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,		2020 vs 2019
	2020	2019	$ Change	% Change
	(Dollars in thousands)
Container ownership	$41,831	$14,296	$27,535	192.6%
Container management	23,641	27,747	(4,106)	(14.8)%
Container resale	16,433	21,036	(4,603)	(21.9)%
Other	(3,254)	(4,089)	835	(20.4)%
Eliminations	(5,352)	(486)	(4,866)	1001.2%
Income before income tax and noncontrolling interests	$73,299	$58,504	$14,795	25.3%

Income before income taxes and noncontrolling interests attributable to the Container Ownership segment increased $27,535 (192.6%) from 2019 to 2020. The following table summarizes the variances included within this increase:

From 2019 to 2020
Decrease in interest expense	$30,051
Increase in lease rental income - owned fleet	21,227
Change from container lessee default expense, net to container lessee default recovery, net	9,542
Decrease in unrealized loss on derivative instruments, net	9,398
Increase in gain on sale of owned fleet containers, net	5,833
Change from bad debt expense, net to bad debt recovery, net	3,653
Gain on insurance recovery and legal settlement in 2019	(14,881)
Change from realized gain on derivative instruments, net to realized loss on derivative instruments, net	(14,241)
Increase in direct container expense	(11,017)
Write-off of unamortized deferred debt issuance costs and bond discounts in 2020	(8,750)
Decrease in interest income	(1,605)
Increase in depreciation expense	(1,569)
Other	(106)
$27,535

Income before income taxes and noncontrolling interests attributable to the Container Management segment decreased $4,106 (-14.8%) from 2019 to 2020. The following table summarizes the variances included within this increase:

From 2019 to 2020
Decrease in distribution expense to managed fleet container investors	$36,547
Increase in management fees	5,168
Decrease in lease rental income - managed fleet	(39,453)
Increase in general and administrative expense	(3,821)
Gain on settlement of pre-existing management agreement in 2019	(1,823)
Other	(724)
$(4,106)

Income before income taxes and noncontrolling interests attributable to the Container Resale segment decreased $4,603 (-21.9%) from 2019 to 2020. The following table summarizes the variances included within this increase:

From 2019 to 2020
Decrease in gain on container trading, net	$(3,867)
Decrease in management fees	(723)
Other	(13)
$(4,603)

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments decreased $835 (-20.4%) from 2019 to 2020 primarily due to an increase in foreign exchange gain and a decrease in general and administrative expense.

Segment eliminations increased $4,866 (1,001.2%) from 2019 to 2020. This change consisted of a $5,162 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $296 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 72% of our direct container expenses – owned fleet in 2020 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In 2020, our non-U.S. dollar operating expenses were spread among 16 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

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

Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates or judgments or require us to revise the carrying value of our assets or liabilities as of March 18, 2021, the date of issuance of this Annual Report on Form 20-F. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Revenue Recognition

Lease Rental Income. Lease rental income arises principally from leasing containers to various international shipping lines and includes all rental charges billed to the lessees. Lease rental income - owned fleet comprises rental income for the container fleet owned by the Company. Lease rental income - managed fleet comprises rental income for the container fleet owned by the container investors. For lease accounting purposes, the management agreements with these container investors are deemed to convey to the Company the right to control the use of the managed containers and are therefore accounted for as “lease rental income - managed fleet” as reported in the consolidated statements of operations.

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

Lease rental income and operating expenses arising from the leasing services of the managed portion of our fleet are included at gross amounts in our consolidated statements of operations. Our management fees earned from leasing and management services of the managed fleet are the balance after ‘lease rental income – managed fleet’ minus ‘distribution expense to managed fleet container investors’ in our consolidated statements of operations. Fees are typically calculated as a fixed percentage of net operating income. Net operating income is revenue from the containers under management minus direct operating expense related to those containers.

Container Rental Equipment

Depreciation. When we acquire containers, we record the cost of the container on our balance sheet. We then depreciate the container over its estimated useful life (which represents the number of years we expect to be able to lease the container to shipping lines) to its estimated “residual value” (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its “useful life” as a shipping container). Our estimates of useful life are based on our actual experience with our fleet, and our estimates of residual value are based on a number of factors including average selling prices.

The Company estimates the useful lives and residual values of its containers to be as follows:

	As of December 31, 2020 and 2019
	Estimated useful	Residual
	life (years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$1,000
40'	14	$1,200
40' high cube	13	$1,400
45' high cube	13	$1,500
Refrigerated containers:
20'	12	$2,750
20' high cube	12	$2,049
40' high cube	12	$4,000
Open top and flat rack containers:
20' folding flat rack	15	$1,300
40' folding flat rack	16	$1,700
20' open top	15	$1,500
40' open top	14	$2,500
Tank containers	20	10% of cost

We review our depreciation policies, including estimates of useful lives and residual values, on a regular basis to determine whether a change in estimates of useful lives and residual values is warranted.

We completed our 2020 annual depreciation policy review during the second half of the year and concluded no change was necessary. To perform the assessment, we analyzed sales data over a minimum of a ten-year period which reflected the cyclical nature of the global economic environment and more specifically, our industry, and assessed whether the average selling prices fall within a reasonable range compared to current residual values. We believe a ten-year length of time includes sufficient periods of high and low used container prices to allow us to more accurately predict future residual values. If the ten-year period was outside of the range of a container type, we evaluated the trend in average selling prices over three, five, and seven-year periods to corroborate the trend in the ten-year period. We then performed a peer comparison to evaluate if there were significant differences between the residual values of our containers as compared to peers within the industry.

Valuation of Leasing Equipment. On a quarterly basis, we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. When testing for impairment, the evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type. The estimated undiscounted cash flows are based on historical lease operating revenue, expenses and residual values, adjusted to reflect current market conditions. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Any such impairment would be expensed in our results of operations. There was no such impairment for the years ended December 31, 2020, 2019 and 2018.

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

B.  Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents (including restricted cash) of $205,165. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. As of December 31, 2020, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TL Revolving Credit Facility	$1,438,500	$61,500	$1,500,000	$1,438,500	$61,500	$1,500,000
TL 2019 Term Loan	149,477	—	149,477	149,477	—	149,477
TMCL II Secured Debt Facility	649,531	550,469	1,200,000	649,531	4,906	654,437
TMCL VI Term Loan	225,123	—	225,123	225,123	—	225,123
TMCL VII 2019-1 Bonds (1)	303,333	—	303,333	303,333	—	303,333
TMCL VII 2020-1 Bonds (1)	434,288	—	434,288	434,288	—	434,288
TMCL VII 2020-2 Bonds (1)	593,652	—	593,652	593,652	—	593,652
TMCL VII 2020-3 Bonds (1)	215,972	—	215,972	215,972	—	215,972
TAP Funding Revolving Credit Facility (2)	132,150	22,850	155,000	132,150	3,686	135,836
Total (3)	$4,142,026	$634,819	$4,776,845	$4,142,026	$70,091	$4,212,117

(1)	Amounts on the TMCL VII 2019-1 Bonds, TMCL VII 2020-1 Bonds, TMCL VII 2020-2 Bonds and TMCL VII 2020-3 Bonds exclude an unamortized discount of $81, $79, $157 and $82, respectively.

(2)

On February 10, 2021, the Company fully paid and terminated the TAP Funding Revolving Credit Facility (see Note 14 “Subsequent Event” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information).

(3)	Current borrowing for all debts excludes prepaid debt issuance costs in an aggregate amount of $26,283.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our TL Revolving Credit Facility and TMCL II Secured Debt Facility and intend to continue to utilize these facilities in the future. In 2020, at such time as our secured debt facilities reached an appropriate size, the facilities were refinanced through the issuance of bonds to institutional investors. We anticipate similar refinancing at such times as the TL Revolving Credit Facility, TMCL II Secured Debt Facility or any similar revolving debt facilities we establish nears their maximum size. This timing will depend on our level of future purchases of containers, the size of our debt facilities in the future, and prevailing conditions in the debt markets.

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

Assuming that our lenders remain solvent, we currently believe that our existing cash and cash equivalents, cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months. While we are not yet through the pandemic, the financial performance of our customers has generally held up better than anticipated since our customers continue to benefit from recent high cargo volumes and high freight rates. We will continue to monitor our liquidity and the credit markets in light of the global economic uncertainty and financial market conditions caused by the COVID-19 pandemic. However, we cannot predict with any certainty the impact on the Company of any further disruptions in the credit environment.

Description of Indebtedness

For further discussion, see Note 8 “Debt” and Note 9 “Derivative Instruments” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

As of December 31, 2020, the total outstanding principal balance on our fixed rate debt facilities was $1,922 million with fixed interest rates between 2.1% and 5.07% as of December 31, 2020. Final maturities on these fixed rate debt facilities are between December 2026 and September 2045. As of December 31, 2020, the total outstanding principal balance on our floating rate debt facilities was $2,220 million with interest rates between 1.65% and 2.11%, primarily LIBOR plus a margin, as of December 31, 2020. Final maturities on these floating rate debt facilities are between December 2021 and July 2026.

Debt Covenants

All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. TGH also acts as an unconditional guarantor of the TL Revolving Credit Facility and the TL 2019 Term Loan. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants, the Company’s debt facilities also contain other various debt covenants and borrowing base minimums. The TL Revolving Credit Facility and TL 2019 Term Loan also contains cross default provisions that may result in an acceleration of principal repayment under these debt facilities if an uncured default condition were to exist.

The debt agreements are the obligations of our subsidiaries and related debt covenants may be calculated at the consolidated or subsidiary level. We are subject to financial covenants such as those related to leverage, interest coverage, container sales proceeds ratio, net income and debt levels, including limitations on certain liens, indebtedness and investments. The table below reflects the key covenants for the Company that cover the majority of our debt agreements as of December 31, 2020:

Financial Covenant	TGH	TL	TEML
Consolidated leverage ratio (1)	Shall not exceed 3.50:1	Shall not exceed 3.50:1	—
Consolidated fixed charge coverage ratio	Shall not be less than 1.20:1	—	—
Consolidated interest coverage ratio	—	Shall not be less than 4.00:1	—
Consolidated funded debt	—	—	Shall not exceed $1,000
Consolidated tangible net worth	Shall not be less than $972,000 plus 50% of TGH’s net income following June 30, 2018	—	—
Annual after-tax profit	—	—	Shall not be less than $2,000
(1)	In January 2021, we amended the TL debt facilities which modified the consolidated leverage ratio for TGH to 3.80:1.

All of the Company’s debt facilities also contain restrictive covenants on borrowing base minimums. We were in full compliance with these requirements as of December 31, 2020.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2020 and 2019:

	Year Ended December 31,		2020 vs 2019
	2020	2019	$ Change	% Change
	(Dollars in thousands)
Net income	$73,673	$56,556	$17,117	30.3%
Adjustments to reconcile net income to net cash provided by operating activities:	322,582	371,989	(49,407)	(13.3%)
Net cash provided by operating activities	396,255	428,545	(32,290)	(7.5%)
Net cash used in investing activities	(689,902)	(761,792)	71,890	(9.4%)
Net cash provided by financing activities	220,730	386,182	(165,452)	(42.8%)
Effect of exchange rate changes	177	42	135	321.4%
Net (decrease) increase in cash	(72,740)	52,977	(125,717)	(237.3%)
Cash, cash equivalents and restricted cash, beginning of the year	277,905	224,928	52,977	23.6%
Cash, cash equivalents and restricted cash, end of the year	$205,165	$277,905	$(72,740)	(26.2%)

Operating Activities

Net cash provided by operating activities decreased $32,290 (-7.5%) from 2019 to 2020. The decrease in net cash provided by operating activities was primarily due to a $39,920 decrease in net working capital adjustments, partially offset by a $7,630 increase in net income adjusted for non-cash items such as depreciation expense, unrealized loss on derivative instruments, amortization and write-off of debt issuance costs and accretion of bond discounts. The decrease in net working capital provided by operating activities were primarily due to a $13,991 decrease in accounts receivable, a $12,338 decrease in trading containers and a $7,590 decrease in prepaid expenses and other current assets.

Investing Activities

Net cash used in investing activities decreased $71,890 (-9.4%) from 2019 to 2020 primarily due to cash paid in 2019 for LAPCO acquisition of $171,841 and a $165,182 decrease in payments for container leaseback financing receivable, partially offset by a $279,152 increase in cash paid for container and fixed asset purchases.

Financing Activities

Net cash provided by financing activities decreased $165,452 (-42.8%%) from 2019 to 2020 primarily due to a $750,013 increase in principal payments on debt, partially offset by a $675,037 increase in proceeds from debt. Additionally, the decrease in net cash provided by financing activities were due to a $59,896 increase in purchase of treasury shares under the Company’s share repurchase program which commenced in September 2019, $17,448 proceed from container leaseback financing liability from 2019 and $12,515 payment on the extinguishment of container leaseback financing liability that was due to container investor in 2020.

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

E.  Off-Balance Sheet Arrangements

At December 31, 2020, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2020:

	Payments Due by Twelve Month Period Ending December 31
	Total	2021	2022	2023	2024	2025	2026 and thereafter
	(Dollars in thousands)
	(Unaudited)
TL Revolving Credit Facility	$1,438,500	$31,316	$135,245	$1,271,939	$—	$—	$—
TL 2019 Term Loan	149,477	10,898	11,285	11,686	12,102	12,532	$90,974
TMCL II Secured Debt Facility (1)	649,531	51,964	56,707	56,439	56,439	56,439	$371,541
TMCL VI Term Loan	225,123	25,206	25,206	25,206	25,206	124,299	$—
TMCL VII 2019-1 Bonds (2)	303,333	28,000	28,000	28,000	28,000	28,000	$163,333
TMCL VII 2020-1 Bonds	434,288	52,906	56,170	56,925	57,669	56,661	$153,956
TMCL VII 2020-2 Bonds	593,652	63,858	60,569	66,179	68,745	69,031	$265,270
TMCL VII 2020-3 Bonds	215,972	20,111	20,111	20,111	20,111	20,111	$115,417
TAP Funding Revolving Credit Facility	132,150	132,150	—	—	—	—	$—
Interest on obligations (3)	361,754	94,777	83,209	67,954	46,007	34,238	$35,568
Interest rate swaps and caps payables (receivables), net (4)	30,923	16,578	11,662	1,992	513	115	$63
Container contracts payable	231,647	231,647	—	—	—	—	—
Office lease obligations	14,395	2,273	2,253	2,328	2,305	2,122	3,114
Total contractual obligations (5) (6)	$4,780,745	$761,683	$490,417	$1,608,760	$317,098	$403,549	$1,199,237

(1)	The estimated future repayments for TMCL II Secured Debt Facility are based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Amounts on the TMCL VII 2019-1 Bonds, TMCL VII 2020-1 Bonds, TMCL VII 2020-2 Bonds, TMCL VII 2020-3 Bonds, exclude an unamortized discount of $81, $79, $157 and $82.
(3)	Using 0.14% which was one-month spot interest rate of LIBOR plus a margin rate that varies based on each debt facility. Weighted average interest rate at 2.35%.
(4)

Calculated based on the difference between our fixed contractual rates and the counterparties’ average rate estimated at 0.14% which was one-month spot interest of LIBOR rate as of December 31, 2020, for all periods, for all interest rate contracts outstanding as of December 31, 2020.

(5)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $26,283.
(6)

Excluded container leaseback financing liability amounting to $4,762 as of December 31, 2020 which is accounted for as a financing transaction under FASB Accounting Standards Update No. 2016-02, Leases (“Topic 842”) (“ASU 2016-02”). This is excluded due to the uncertainty in the timing and variable amounts of future cash flows since the estimated future scheduled payments is dependent upon assumptions regarding the amounts distributed to the Container Investors which is based on net operating income of the managed fleet, reduced by the management fees earned. The Container Investors have no rights or recourse against the Company in the event of a lessee default or any other risk in respect of the managed containers.

G.  Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 18, 2021. Our board of directors is elected annually on a staggered basis and each director holds office for three years or until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

David M. Nurek, Robert D. Pedersen and Grace Tang are designated Class III directors, to hold office until our 2023 annual general meeting of shareholders, Olivier Ghesquiere and Hennie Van der Merwe are designated Class II directors, to hold office until our 2021 annual general meeting of shareholders and John A. Maccarone, Dudley R. Cottingham, and Hyman Shwiel are designated Class I directors, to hold office until our 2022 annual general meeting of shareholders. Directors may be re-elected when their term of office expires.

In December 2019, we commenced a secondary, or dual, listing of our common shares on the JSE in Johannesburg, South Africa under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and those shares are trading on the JSE. In June 2020, Trencor distributed its remaining 3.0 million shares or approximately 5.3% of our outstanding share capital to Trencor’s own shareholders and these shares are trading on the JSE. Following the June 2020 distribution of shares, Trencor no longer holds any shares in the Company. See Item 4, “Information on the Company— Organizational Structure” and Item 7, “Major Shareholders and Related Party Transactions” for an explanation of the relationship between us and Trencor. As indicated below, two of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Hyman Shwiel (1)(2)(3)	76	Chairman
Olivier Ghesquiere	54	Director, President and Chief Executive Officer
Dudley R. Cottingham (1)(2)(3)	69	Director
John A. Maccarone (2)(3)	76	Director
David M. Nurek (1)(2)(3)(4)	71	Director
Hennie Van der Merwe (5)	73	Director
Robert D. Pedersen	61	Director
Grace Tang (1)	61	Director
Michael K. Chan	58	Executive Vice President and Chief Financial Officer

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the corporate governance and nominating committee.
(4)	Chairman of Trencor. Following the June 2020 unbundling of the remaining shares, Trencor no longer hold any share interest in the Company.
(5)	Chief Executive Officer and Director of Trencor. Following the June 2020 unbundling of the remaining shares, Trencor no longer hold any share interest in the Company.

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

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries.  Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients.  He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda Stock Exchange. He was a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982. Mr. Cottingham is currently a consultant and had served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and a director of Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

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

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995. He is chairman of Trencor and a member of Trencor’s audit, remuneration, social and ethics, risk and governance committees. In August 2019, Mr. Nurek retired from his position as an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He was the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffmann & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

Hennie Van der Merwe has been a member of our board of directors since August 2017 and between March 2003 to 2011. Mr. Van der Merwe joined Trencor in 1997 and began serving as a director of Trencor in 1998. He was appointed the Chief Executive Officer of Trencor in August 2017 and a member of Trencor’s risk and governance committees. Mr. Van der Merwe also serves as non-executive chairman of the board of Master Drilling Group Limited and as a non-executive director of Bell Equipment Limited, both of which are listed on the JSE. From 1984 to 1991, he held various senior executive positions in the banking sector in South Africa, lastly as chief executive officer of Senbank, the corporate/merchant banking arm of Bankorp Group Ltd. From 1991 to 1998, Mr. Van der Merwe served as deputy chairman for Waco International Ltd., an international industrial group listed on the JSE with subsidiaries listed on the Sydney and London Stock Exchanges. Prior to entering the business world, Mr. Van der Merwe practiced as an attorney at law in Johannesburg, South Africa. Mr. Van der Merwe holds Bachelor of Arts and L.L.B degrees in Law from the University of Stellenbosch in South Africa, and a Master of Law in Tax Law from the University of the Witwatersrand in South Africa.

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

Grace Tang has been a member of our board of directors since August 2020. Ms. Tang was a partner with PwC for 22 years until her retirement in 2020.   She served on the Board of Partners of the PwC China, Hong Kong, Taiwan and Singapore firms.   She served as the leader of the Industrial Products sector and also the multinational client practice in China where she assisted domestic Chinese and international clients.  Ms. Tang serves as an instructor of the Masters of Business Administration and Master of Professional Accounting degree programs at the Peking University.  Ms. Tang is a US certified public accountant, a member of the American Institute of Certified Public Accountants, and a fellow of the Hong Kong Institute of Certified Public Accountants.  Ms. Tang has a B.S. from the University of Utah and an M.B.A. from Utah State University.

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

The aggregate direct compensation we paid to our executive officers as a group (two persons) for the year ended December 31, 2020 was approximately $2,269, which included approximately $316 in bonuses and approximately $842 in vested restricted stock and funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, which amounted to approximately $11. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2020, other than reimbursements for travel expenses.

During 2020, our executive officers as a group were granted 94,844 performance-based restricted share units and 28,956 time-based restricted share units through our 2019 Share Incentive Plan.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2020 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on equity and net income. In 2020, all STIP participants, including our executive officers received 86.5% of their target incentive award that applied to calendar year 2019 performance with the incentive award paid in early 2020.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2020 was approximately $517. Some directors were also reimbursed for expenses incurred to attend board or committee meetings which amounted to approximately $34 during 2020. During 2020, our non-executive directors as a group were granted 64,568 time-based restricted share units through our 2019 Share Incentive Plan. Restricted share units granted to directors fully vest one year after their grant date.

Summary of the 2019 Share Incentive Plan

General

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

Authorized Shares

Our board of directors adopted the 2007 Share Incentive Plan (“2007 Plan”) on August 9, 2007, and our shareholders approved the 2007 Plan on September 4, 2007. The maximum number of common shares of Textainer Group Holdings Limited that could be granted pursuant to the 2007 Plan was 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following our initial public offering on October 9, 2007, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 from 3,808,371 shares to 5,276,871 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. The shares to be issued pursuant to awards under the 2007 Plan may be authorized, but unissued, or reacquired common shares. On May 21, 2015, TGH’s board of directors approved an amendment and restatement of the 2007 Plan as the 2015 Plan at the annual meeting of shareholders. The amendment and restatement of the 2007 Plan increased the maximum number of shares available for future issuance by 2,000,000 shares and extended the term of such plan for ten years from the date of the annual meeting of shareholders. On May 23, 2019, TGH’s board of directors approved an amendment and restatement of the 2015 Plan as the 2019 Plan at the annual meeting of shareholders. The amendment and restatement of the 2015 Plan increased the maximum number of shares available for future issuance by 2,500,000 shares and to update the Plan language to eliminate references to IRS Section 162(m) performance based compensation provisions that were eliminated under the new US tax rules that went into effect in January 2018. At December 31, 2020, 2,238,360 shares were available for future issuance under the 2019 Plan.

Administration

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

Restricted Share Units

Restricted share units represent rights to receive shares of our common stock at a future date which may be subject to vesting conditions based on the passage of time (time-based restricted share units or “RSU”) or the attainment of performance criteria (performance-based restricted share units or “PSU”).

Time-based RSUs granted prior to 2020 vest in increments of 25% per year beginning approximately one year after an award’s grant date. Time-based RSUs granted during 2020 vest in increments of 33.33% per year beginning approximately one year after an award’s grant date.

In 2020, PSUs were granted to provide variable compensation in the form of equity that rewards executives when we achieve long-term results that align with stockholders’ interests. Based on a review of market data and recommendation from Willis Tower Watson, an independent compensation consultant, our board of directors approved the mix of awards for executives to provide the appropriate balance of time-based and performance-based compensation to support our long-term strategy as shown in the table below:

Award Type	2020 Allocation Percentage	2020 Alignment to Stockholder Interests
Performance-based restricted share units	75%

Payout depends on market condition based on our Total Shareholder Return performance relative to our peer group at the end of a three-year performance period. The value of the earned award depends on our stock price at the end of the performance period.

Time-based restricted share units	25%	Value of award depends on our stock price at the time of vesting

Subject to the grantee’s continuous service through the performance period, the number of units that may be earned will be based on the Company’s Total Shareholder Return (TSR) relative to the Russell 2000 Index TSR over the performance period (the “Company’s Rank”). At the end of the three-year performance period, the Company’s Rank will be utilized to determine the percentage of the target units, as set forth in the following table:

Performance Goal Achievement (1)	Percentage of Target Units Earned (2)
At or above the 75th percentile	200%
At the 50th percentile	100%
At the 25th percentile	25%
Less than the 25th percentile	0%

(1)The PSUs granted in 2020 for the 2020-2023 performance period have a 3-year cliff vesting based on the Company’s TSR measured as a percentile ranking in comparison with the peer group. The TSR is calculated using the average closing prices of the Company’s common stock during the 30 trading days prior to and including the first day of the performance period, reinvested dividends during the performance period and the average closing prices during the final 30 trading days of the performance period.

(2)The percentage of target units earned is limited to 100% if our TSR over the performance period is negative. As of December 31, 2020, the estimated target payout is at maximum performance level of 200%.

Stock Options

The exercise price of all share options granted under the 2019 Plan will be at least equal to 100% of the fair market value of our common shares on the date of grant. If, however, incentive share options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our common shares or the shares of any parent or subsidiary, the exercise price of any incentive share option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive share options must not exceed five years. Share options vest in increments of 25% per year beginning approximately one year after an option’s grant date. The maximum term of all other awards under the 2019 Plan will be ten years. The plan administrator will determine the term and exercise, or purchase price of any other awards granted under the 2019 Plan. There were no stock options granted during 2020.

Transferability of Awards

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

Adjustments for Capital Structure Changes

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

Change in Control

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

Termination of the Plan

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

2020 Short-Term Incentive Plan

On September 21, 2007, our board of directors approved the Textainer Group Holdings Limited 2008 Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for short-term incentive payments to our employees and those of our affiliates, including our dedicated agents and key executives. Although the Bonus Plan permits the awards to be paid in shares, we expect that the awards will be cash-based. The Bonus Plan is designed to provide incentive awards based on the achievement of goals relating to the Company’s performance and the individual performance while maintaining a degree of flexibility in the amount of incentive compensation paid to such individuals. Annually, our board of directors or the compensation committee review objective target performance criteria when determining the annual short-term incentive bonuses to be awarded to our executive officers. Under the Bonus Plan, performance goals may relate to one or more of the following measures, for the company as a whole, a line of business, service or product: earnings per share, total shareholder return, operating margin, gross margin, return on equity, return on assets, net operating income, pre-tax income, cash flow, earnings before interest, taxes and depreciation, net interest income margin, net income or performance relative to a peer group of companies on any of the foregoing measures.

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

We had approximately 160 employees as of December 31, 2020. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of December 31, 2020:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;
•	each director, director nominee and executive officer; and
•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 50,495,789 common shares issued and outstanding on December 31, 2020. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares Beneficially Owned
Holders	Shares (9)	% (1)
5% or More Shareholders
Coronation Asset Management (Pty) Ltd. (2)	5,642,419	11.2%
Dimensional Fund Advisors LP (3)	2,898,338	5.7%
Massachusetts Financial Services Company (4)	2,719,033	5.4%
Isam K. Kabbani (5)	2,579,230	5.1%

Directors and Executive Officers
John A. Maccarone (6)	1,559,123	3.1%
Olivier Ghesquiere	424,833	*
Robert D. Pedersen	358,716	*
Michael K. Chan	117,852	*
Hyman Shwiel	44,245	*
Dudley R. Cottingham (7)	42,245	*
David M. Nurek (8)	40,816	*
Hennie Van der Merwe (8)	23,223	*
Grace Tang	6,944	*
Current directors and executive officers (9 persons) as a group	2,617,997	5.2%

*	Less than 1%.

(1)

Percentage ownership is based on 50,495,789 total shares outstanding as of December 31, 2020. There are 18,977,403 common shares issued and outstanding in a secondary, or dual, listing of our common shares on the JSE in South Africa under the symbol “TXT”.

(2)    Based on the Schedule 13G filed with the SEC on February 10, 2021 by Coronation Asset Management (Pty) Ltd. (a South African company), it had sole voting and dispositive power over the 5,642,419 shares it beneficially owned as of December 31, 2020.

(3)

Based on the Schedule 13G filed with the SEC on February 16, 2021 by Dimensional Fund Advisors LP (a Delaware limited partnership), it had sole voting power over 2,714,630 shares and sole power to direct the disposition of 2,898,338 shares it beneficially owned as of December 31, 2020.

(4)

Based on the Schedule 13G filed with the SEC on February 11, 2021 by Massachusetts Financial Services Company (a Delaware company) it had sole voting and dispositive power over the 2,719,033 shares it beneficially owned as of December 31, 2020.

(5)    Based on the Schedule 13G filed with the SEC on February 12, 2021 by Mr. Isam K. Kabbani, it had sole voting and dispositive power over the 2,579,230 shares held by Delmas Invest Holdings S.A (a Saudi Arabia company) over which Mr. Kabbani has beneficial ownership.

(6)	Includes 1,205,100 shares held by the Maccarone Family Partnership L.P. and 341,969 shares held by the Maccarone Revocable Trust.
(7)	Includes 32,641 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary.
(8)

Mr. Nurek and Mr. Van der Merwe are members of our board of directors and board of directors of Trencor. In June 2020, Trencor distributed its remaining 3.0 million shares in the Company to Trencor’s own shareholders. Following the June 2020 distribution of shares, Trencor no longer holds any shares in the Company.

(9)

Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common shares beneficially owned include the following outstanding share options, restricted share units and performance restricted share units:

	Grant Date
	11/16/2011 to 11/12/2015 (10)	5/19/2016	11/30/2016	5/18/2017	11/30/2017	11/30/2018	11/30/2019	5/28/2020	8/26/2020	10/01/2020
Share options
Exercise price	$14.17 to $38.36	$12.23	$9.70	$9.75	$22.95	$11.15	$9.13	N/A	N/A	N/A
Expiration date	11/15/2021 to 11/12/2025	5/19/2026	11/30/2026	5/18/2027	11/30/2027	11/30/2028	11/30/2029	N/A	N/A	N/A
Robert D. Pedersen	119,854	—	36,029	—	—	—	—	—	—	—
Michael K. Chan	—	—	—	3,750	4,750	20,000	20,000	—	—	—
Olivier Ghesquiere	—	10,000	19,200	—	17,760	40,000	40,000	—	—	—
Performance restricted share units
Olivier Ghesquiere	—	—	—	—	—	—	—	—	—	72,957
Michael K. Chan	—	—	—	—	—	—	—	—	—	21,887
Restricted share units
John A. Maccarone	—	—	—	—	—	—	—	9,604	—	—
Olivier Ghesquiere	—	—	—	—	4,440	20,000	30,000	—	—	22,274
Robert D. Pedersen	—	—	—	—	—	—	—	9,604	—	—
Michael K. Chan	—	—	—	937	1,187	10,000	15,000	—	—	6,682
Hyman Shwiel	—	—	—	—	—	—	—	9,604	—	—
Dudley R. Cottingham	—	—	—	—	—	—	—	9,604	—	—
David M. Nurek	—	—	—	—	—	—	—	9,604	—	—
Hennie Van der Merwe	—	—	—	—	—	—	—	9,604	—	—
Grace Tang	—	—	—	—	—	—	—	—	6,944	—

(10)   Robert Pedersen’s outstanding share options that were granted during 2011 to 2015 are comprised of 16,500 shares of $28.54 exercise price, 23,000 shares of $28.05 exercise price, 26,000 shares of $38.36 exercise price, 27,820 shares of $34.14 exercise price and 26,534 shares of $14.17 exercise price that were granted on 11/16/2011, 11/14/2012, 11/14/2013, 11/19/2014 and 11/12/2015, respectively. Expiration date is ten years from the respective grant date.

As of December 31, 2020, based on information available to the Company, 32,641 of our outstanding common shares were held in Bermuda, our domicile and headquarter country, by one holder of record. An aggregate of 18,977,403 of our outstanding common shares trade under secondary, or dual, listing on the JSE. An aggregate of 31,174,310 of our outstanding common shares, which includes 31,167,773 shares held by Cede & Company, were held in the United States by five holders of record. The shares held by Cede & Company, a nominee of the Depository Trust Company, include common shares beneficially owned by holders in the United States and by non-U.S. beneficial owners.

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we had extended loans to certain employees in connection with their acquisition of our common shares in accordance with our various employees’ share arrangements. As of December 31, 2020, and 2019, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, nor will we extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

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

Agreements with Maccarone Container Fund, LLC

TEML has entered into a management agreement with Maccarone Container Fund, LLC, related to TEML’s management of containers owned by Maccarone Container Fund, LLC effective 2016. Director John Maccarone and his family members are the beneficial owners of Maccarone Container Fund, LLC. In 2020 and 2019, we managed approximately 1,300 TEU (for which we received approximately $17 per year in management fees) for Maccarone Container Fund, LLC.

Relationships and Agreements with Trencor Limited

Trencor Limited, a company traded on the Johannesburg Stock Exchange (the “JSE”) in South Africa, owned approximately 47.5% of our issued and outstanding common shares as of December 31, 2018. On December 11, 2019, we commenced a secondary, or dual, listing of our common shares on the JSE in Johannesburg, South Africa under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and these shares are now trading on the JSE. As of December 31, 2019, Trencor held 5.3% or 3.0 million of the Company’s common shares.

In June 2020, Trencor distributed its remaining 3.0 million of our common shares to Trencor’s own shareholders and these shares are now trading on the JSE. Following the June 2020 distribution of shares, Trencor no longer hold any shares in the Company. Hennie Van der Merwe and David M. Nurek, are members of the Company’s board of directors and the board of directors of Trencor.

In September 2020, the Company received $330 from Trencor in exchange for the early distribution of escrow funds that were held under the escrow agreement in relation to our acquisition of LAPCO in December 2019.

The Company’s personnel assisted Trencor with the conversion of the Company’s financial information from U.S. GAAP to IFRS. Trencor paid $145 and $432 for these accounting services in 2020 and 2019, respectively.

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

On December 31, 2019, the management agreement between the Company and LAPCO was terminated as a result of our acquisition of LAPCO. There were no stated contractual settlement provisions relating to the management agreement. After the acquisition, LAPCO became a wholly-owned subsidiary of the Company effective on December 31, 2019 (see Note 1 (b) “Nature of Business and Summary of Significant Accounting

Policies – Principles of Consolidation and Variable Interest Entity” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

Transactions with Continental Management Ltd.

A member of our board of directors, Dudley R. Cottingham, was a member of the board of directors of Continental Management Ltd (“Continental”) as of December 31, 2018 and became a consultant effective January 1, 2019. Continental is a Bermuda company that provides corporate representation, administration and management services. In 2020, 2019 and 2018, the Company paid $90, $79 and $121, respectively, to Continental primarily for Bermuda government annual fees and registered office fees.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2020 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

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

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2020, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

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

	High	Low
Annual Highs and Lows:
2020	$19.82	$6.51
2019	$13.95	$6.74
2018	$25.85	$9.30
2017	$23.55	$8.50
2016	$15.72	$7.05
Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2020	$19.82	$13.96
Third quarter 2020	$14.87	$7.70
Second quarter 2020	$9.54	$6.88
First quarter 2020	$10.95	$6.51
Fourth quarter 2019	$11.40	$8.68
Third quarter 2019	$11.05	$6.74
Second quarter 2019	$10.76	$9.26
First quarter 2019	$13.95	$9.65
Monthly Highs and Lows (over the most recent six month period):
February 2021	$28.82	$17.94
January 2021	$20.97	$17.73
December 2020	$19.82	$17.60
November 2020	$19.25	$14.74
October 2020	$17.20	$13.96
September 2020	$14.87	$11.66

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

Trencor, a South African company listed on the JSE, had 5.3% and 0% of our issued and outstanding shares as of December 31, 2019 and 2020, respectively. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa and transactions between South African residents (including corporations) and non-residents are subject to these exchange controls. These restrictions required Trencor to obtain approval from South African exchange control authorities before engaging in transactions that resulted in dilution of their share interest in us through their sale of their own shareholdings. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. In addition, Trencor was required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2020, 2019 and 2018 were denominated in U.S. dollars. During 2020, 2019 and 2018, 28%, 23% and 21%, respectively, of our direct container expenses – owned fleet were paid in up to 20 different foreign currencies, respectively. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk. We have entered into various interest rate swap, and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to LIBOR.

As of December 31, 2020 and 2019, certain of our interest rate swap agreements are designated as cash flow hedges for accounting purposes, and any unrealized gains or losses related to the changes in fair value are recognized in accumulated comprehensive income and re-classed to interest expense as they are realized. As of December 31, 2018, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments not designated as cash flow hedges are measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of operations as unrealized gain (loss) on derivative instruments, net and reclassified to realized gain (loss) on derivative instruments, net as they are realized.

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

The notional amount of the interest rate swap agreements was $1,304,250 as of December 31, 2020, with expiration dates between April 2021 and April 2027. We pay fixed rates between 0.17% and 2.94% under the interest rate swap agreements. The net fair value of these agreements was a liability of $29,235 and an asset of $47 as of December 31, 2020.

We have one interest rate cap agreement which has a notional amount of $30,000 as of December 31, 2020, with expiration date in December 2021.

Based on the average debt balances and the notional amounts of our derivative instruments for the year ended December 31, 2020, it is estimated that a 1% increase in interest rates would result in a net increase of $8,009 in interest expense and realized gain on derivative instruments, net. It would also result in an increase in the fair value of derivative instruments, net of $8,299.

Quantitative and Qualitative Disclosures About Credit Risk

We maintain detailed credit records about our container lessees. Our credit policy sets different maximum exposure limits for our container lessees. Credit criteria may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. or “Dynamar,” and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. We monitor our container lessees’ performance and our lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of our container lessees and our broad network of long-standing relationships in the shipping industry that provide current information about our container lessees. In managing this risk, we also make an allowance for doubtful accounts on our accounts receivable. The allowance for doubtful accounts is developed based on two key components:

•	specific reserves for receivables which are impaired for which management believes full collection is doubtful; and
•	general reserves for estimated losses inherent in the receivables based upon historical trends and age of the balances.

As of December 31, 2020, approximately 98.0% of gross accounts receivable for our total fleet and 99.8% of the gross finance lease receivables were from container lessees and customers outside of the U.S. Customers in Switzerland, France, Taiwan, PRC (including Hong Kong) and Singapore accounted for approximately 20.5%, 12.7%, 12.3%, 11.8% and 11.0%, respectively, of our total fleet container lease billings for 2020. Customers in no other country accounted for greater than 10.0% of our total fleet container lease billings for the same period.

An allowance for doubtful accounts of $2,663 has been established against billed accounts receivables as of December 31, 2020 for our total fleet, of which $2,183 pertains to our owned fleet. During 2020, receivable write-offs from the allowance for doubtful accounts totaled $487 for total fleet, of which $394 pertains to our owned fleet. Due to the COVID-19 pandemic, we may be unable to collect receivables from those shipping line customers that may be significantly impacted by COVID-19. While we are not yet through the pandemic, the financial performance of our customers has generally held up better than anticipated since our customers continue to benefit from recent high cargo volumes and high freight rates and we will continue to closely monitor our customers’ payment performance.

We adopted ASU 2016-13 during 2020 and an allowance for credit losses of $1,333 and $424 have been established to estimate expected lifetime credit losses against our net investment in finance leases and container leaseback financing receivable, respectively, as of December 31, 2020.

For further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” and Note 6 “Allowance for Credit Losses” to our consolidated statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020.

The “disclosure controls and procedures” means our controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we filed or submitted to the SEC, such as this Annual Report on Form 20-F, was (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, it was concluded that, as of such date, the disclosure controls and procedures were effective as of December 31, 2020.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Management, including our Chief Executive Officer and Chief Financial Officer under the oversight of our Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria for effective internal control over financial reporting described in “Internal Control-Integrated Framework (2013),” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective for the year ended December 31, 2020.

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

C.	Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2020 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-3 in this Annual Report on Form 20-F.

ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with NYSE rules, we have an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. As a foreign private issuer, we are not required to comply with NYSE requirements that our audit committee has a minimum of three members and that all of our audit committee members satisfy the NYSE’s requirements for independence. Our audit committee has four members, Mr. Shwiel, Mr. Cottingham, Mr. Nurek and Ms. Tang. Our Board of Directors determined that all members of the Audit Committee are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Mr. Shwiel, Mr. Cottingham and Ms. Tang are audit committee financial experts. Mr. Shwiel is also the chairman of our board of directors. Our board of directors has adopted an audit committee charter effective October 9, 2007.

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

During 2020, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

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

The following is a summary of the fees billed to us by our principal accountants for professional services rendered for 2020 and 2019:

Fee Category	2020 Fees	2019 Fees
Audit Fees	$1,888	$1,792
Audit-Related Fees	235	30
Tax Fees	8	6
Total Fees	$2,131	$1,828

Audit Fees-- Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit fees. Fees for both 2020 and 2019 were related to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees-- Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The disclosure required by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act regarding exemption from the listing standards for audit committee is not applicable to the Company’s audit committee. One of the four members of our audit committee (Mr. Nurek) is a director of Trencor. Our Board determined that Mr. Nurek is independent as that term is defined in Rule 10A-3 under the Exchange Act given the completion of the unbundling of the Company shares held by Trencor which reduced Trencor’s shareholding in the Company’s outstanding shares from 5.3% as of December 31, 2019 to 0% as of December 31, 2020.

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

In March 2020, our board of directors had approved an amendment to increase the share repurchase program from $25,000 to an aggregate of $50,000.

In September 2020, our board of directors had approved an amendment to increase the share repurchase program from $50,000 to an aggregate of $100,000 (including all common shares repurchased under the program prior to the amendments), commencing in September 2019 up to and including September 1, 2022 (see Note 13 “Share Repurchase Program” and Note 14 “Subsequent Event” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further discussion.

The table below is a summary of the shares repurchased by us and the average price paid per share (excluding commissions) during the year ended December 31, 2020. All shares were repurchased in the open market pursuant to the share repurchase program.

	Issuer Purchases of Common Shares
Period	Total number of shares purchased (3)	Average price paid per share	Total number of shares purchased as part of publicly announced plan	Approximate dollar value of shares that may yet be purchased under the plan
January 1, 2020 through January 31, 2020	70,543	$9.87	70,543	$15,733
February 1, 2020 through February 29, 2020	285,895	$9.55	285,895	$13,003
March 1, 2020 through March 31, 2020 (1)	1,591,005	$7.53	1,591,005	$26,018
April 1, 2020 through April 30, 2020	1,316,281	$8.37	1,316,281	$15,001
May 1, 2020 through May 31, 2020	—	—	—	$15,001
June 1, 2020 through June 30, 2020	317,513	$7.97	317,513	$12,470
July 1, 2020 through July 31, 2020	728,791	$8.06	728,791	$6,595
August 1, 2020 through August 30, 2020	109,446	$8.87	109,446	$5,625
September 1, 2020 through September 30, 2020 (2)	1,537,985	$13.48	1,537,985	$34,885
October 1, 2020 through October 31, 2020	540,116	$14.38	540,116	$27,117
November 1, 2020 through November 30, 2020	20,598	$14.39	20,598	$26,821
December 1, 2020 through December 31, 2020	218,320	$16.58	218,320	$23,202
Total	6,736,493	$10.13	6,736,493

(1)	In March 2020, our board of directors authorized to increase an additional $25,000 to our program.
(2)	In September 2020, our board of directors authorized to increase an additional $50,000 to our program.
(3)	During 2020, we repurchased 2,060,207 of our common shares on the JSE.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

•

We are not required under Bermuda law to maintain a board of directors with a majority of independent directors. However, as of March 2021 seven of our eight directors are independent, as that term is defined by the NYSE.

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
•

Under Bermuda law, compensation of executive officers need not be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2019 Share Incentive Plan. All members of our compensation committee are independent, as that term is defined by the NYSE. The members of our compensation committee are Messrs. Cottingham, Maccarone, Nurek and Shwiel. Our board of directors has also adopted a compensation committee charter.

•

We have established an audit committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit committee has four members, Mr. Cottingham, Mr. Nurek, Ms. Tang and Mr. Shwiel. Our Board determined that all members of the Audit Committee are independent as that term is defined in Rule 10A-3 under the Exchange Act.

•

We have established a corporate governance and nominating committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our corporate governance and nominating committee has four members, Messrs. Cottingham, Maccarone, Nurek, Van der Merwe and Shwiel. As of March 2021, Messrs. Cottingham, Maccarone, Nurek and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a corporate governance and nominating committee charter.

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

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries’ (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedules I to II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 18, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842).

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Residual values of certain container types

As discussed in Note 1 to the consolidated financial statements, the net book value of containers as of December 31, 2020 was $4.1 billion, including $3.9 billion for 20 foot dry, 40 foot dry, 40 foot high cube dry, and 40 foot high cube refrigerated containers. Containers are recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful lives. To estimate the residual values of the containers, the Company evaluates the average selling prices for used containers over a ten-year period and assesses whether the average selling prices fall within a reasonable range as compared to current residual values. If the average selling prices over the ten-year period are outside of the range, the Company evaluates the trend in average selling prices over three, five, and seven-year periods to corroborate the trend in the ten-year period. The Company then performs a peer comparison to evaluate if there are significant differences between the residual values of the Company’s 20 foot dry, 40 foot dry, 40 foot high cube dry, and 40 foot high cube refrigerated containers as compared to peers within the industry. The collective results of the Company’s methodology provide a framework to allow the Company to estimate when a change in residual values is needed.

We identified the assessment of residual values of 20 foot dry, 40 foot dry, 40 foot high cube dry, and 40 foot high cube refrigerated containers as a critical audit matter. This was due to the high degree of auditor judgment required given the significant measurement uncertainty of the residual values and the evaluation of the appropriateness of the methodology used by the Company.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to determine the residual value of containers. This included controls over the relevance and reliability of the average selling prices for used containers, the appropriateness of the Company’s methodology, including the range and the time periods evaluated, and the peer comparison. We tested the average selling prices for used containers by comparing the prices to third party evidence and considering their relevance and reliability. We performed sensitivity analyses over the average selling prices for used containers based on historical data to assess the impact on the analysis. We compared the average selling prices for used containers to published industry reports. We performed sensitivity analyses over the methodology, specifically the appropriateness of the range as well as the time periods used and evaluated the impact if these were changed. We compared the estimated residual values to publicly available peer data. We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the critical audit matter.

/s/ KPMG LLP

We have served as the Company’s auditor since 1987.

San Francisco, California
March 18, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Textainer Group Holdings Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Textainer Group Holdings Limited and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedules I to II (collectively, the consolidated financial statements), and our report dated March 18, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG LLP

San Francisco, California
March 18, 2021

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2020, 2019 and 2018

(All currency expressed in United States dollars in thousands, except per share amounts)

	2020	2019	2018
Revenues:
Lease rental income - owned fleet	$538,425	$517,859	$501,362
Lease rental income - managed fleet	62,448	101,901	111,342
Lease rental income	600,873	619,760	612,704

Management fees - non-leasing	5,271	7,590	8,529

Trading container sales proceeds	31,941	58,734	19,568
Cost of trading containers sold	(28,409)	(51,336)	(16,118)
Trading container margin	3,532	7,398	3,450

Gain on sale of owned fleet containers, net	27,230	21,397	36,071

Operating expenses:
Direct container expense - owned fleet	55,222	45,831	53,845
Distribution expense to managed fleet container investors	57,311	93,858	102,992
Depreciation expense	261,665	260,372	249,500
Amortization expense	2,572	2,093	3,721
General and administrative expense	41,880	38,142	44,317
Bad debt (recovery) expense, net	(1,668)	2,002	2,697
Container lessee default (recovery) expense, net	(1,675)	7,867	17,948
Gain on insurance recovery and legal settlement	—	(14,881)	(8,692)
Gain on settlement of pre-existing management agreement	—	(1,823)	—
Total operating expenses	415,307	433,461	466,328
Income from operations	221,599	222,684	194,426
Other (expense) income:
Interest expense	(123,230)	(153,185)	(138,427)
Write-off of unamortized deferred debt issuance costs and bond discounts	(8,750)	—	(881)
Interest income	531	2,505	1,709
Realized (loss) gain on derivative instruments, net	(12,295)	1,946	5,238
Unrealized loss on derivative instruments, net	(6,044)	(15,442)	(5,790)
Other, net	1,488	(4)	—
Net other expense	(148,300)	(164,180)	(138,151)
Income before income tax and noncontrolling interests	73,299	58,504	56,275
Income tax benefit (expense)	374	(1,948)	(2,025)
Net income	73,673	56,556	54,250
Less: Net (income) loss attributable to the noncontrolling interests	(851)	168	(3,872)
Net income attributable to Textainer Group Holdings Limited common shareholders	$72,822	$56,724	$50,378

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.37	$0.99	$0.88
Diluted	$1.36	$0.99	$0.88
Weighted average shares outstanding (in thousands):
Basic	53,271	57,349	57,200
Diluted	53,481	57,459	57,487

   See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2020, 2019 and 2018

(All currency expressed in United States dollars in thousands, except per share amounts)

	2020	2019	2018
Net income	73,673	56,556	54,250
Other comprehensive income (loss), before tax:
Change in derivative instruments designated as cash flow hedges	(12,307)	(110)	—
Reclassification of realized loss (gain) on derivative instruments designated as cash flow hedges	2,806	(7)	—
Foreign currency translation adjustments	177	42	(127)
Comprehensive income, before tax	64,349	56,481	54,123
Income tax benefit related to items of other comprehensive income (loss)	91	—	—
Comprehensive income, after tax	64,440	56,481	54,123
Comprehensive (income) loss attributable to the noncontrolling interests	(851)	168	(3,872)
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$63,589	$56,649	$50,251
See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2020 and 2019

(All currency expressed in United States dollars in thousands)

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$131,018	180,552
Accounts receivable, net of allowance of $2,663 and $6,299, respectively	108,578	109,384
Net investment in finance leases, net of allowance of $169 and $0, respectively	78,459	40,940
Container leaseback financing receivable, net of allowance of $98 and $0, respectively	27,076	20,547
Trading containers	9,375	11,330
Containers held for sale	15,629	41,884
Prepaid expenses and other current assets	13,713	14,816
Due from affiliates, net	1,509	1,880
Total current assets	385,357	421,333
Restricted cash	74,147	97,353
Containers, net of accumulated depreciation of $1,619,591 and $1,443,167, respectively	4,125,052	4,156,151
Net investment in finance leases, net of allowance of $1,164 and $0, respectively	801,501	254,363
Container leaseback financing receivable, net of allowance of $326 and $0, respectively	336,792	251,111
Fixed assets, net of accumulated depreciation of $12,918 and $12,266, respectively	746	1,128
Intangible assets, net of accumulated amortization of $47,931 and $45,359, respectively	2,719	5,291
Derivative instruments	47	135
Deferred taxes	1,153	1,388
Other assets	13,862	14,364
Total assets	$5,741,376	$5,202,617
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$24,385	$23,404
Container contracts payable	231,647	9,394
Other liabilities	2,288	2,636
Due to container investors, net	18,697	21,978
Debt, net of unamortized costs of $8,043 and $8,120, respectively	408,365	242,433
Total current liabilities	685,382	299,845
Debt, net of unamortized costs of $18,639 and $21,446, respectively	3,706,979	3,555,296
Derivative instruments	29,235	13,778
Income tax payable	10,047	9,909
Deferred taxes	6,491	7,789
Other liabilities	16,524	30,355
Total liabilities	4,454,658	3,916,972
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,740,919 shares issued and 50,495,789 shares outstanding at 2020; 58,326,555 shares issued and 56,817,918 shares outstanding at 2019	587	583
Treasury shares, at cost, 8,245,130 and 1,508,637 shares, respectively	(86,239)	(17,746)
Additional paid-in capital	416,609	410,595
Accumulated other comprehensive loss	(9,744)	(511)
Retained earnings	938,395	866,458
Total Textainer Group Holdings Limited shareholders’ equity	1,259,608	1,259,379
Noncontrolling interest	27,110	26,266
Total equity	1,286,718	1,285,645
Total liabilities and equity	$5,741,376	$5,202,617

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2020, 2019 and 2018

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders' Equity
						Accumulated		Total
					Additional	other		Textainer Group
	Common shares		Treasury shares		paid-in	comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	capital	income (loss)	earnings	shareholders' equity	interest	equity
Balances, December 31, 2017	57,727,220	$578	(630,000)	$(9,149)	$397,821	$(309)	$759,356	$1,148,297	$57,740	$1,206,037
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(1,996)	(1,996)
Restricted share units vested	289,685	3	—	—	(3)	—	—	—	—	—
Exercise of share options	15,259	—	—	—	130	—	—	130	—	130
Share-based compensation expense	—	—	—	—	7,355	—	—	7,355	—	7,355
TW Container Leasing, Ltd. capital restructuring	—	—	—	—	780	—	—	780	(30,438)	(29,658)
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	50,378	50,378	—	50,378
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	3,872	3,872
Foreign currency translation adjustments	—	—	—	—	—	(127)	—	(127)	—	(127)
Total comprehensive income										54,123
Balances, December 31, 2018	58,032,164	581	(630,000)	(9,149)	406,083	(436)	809,734	1,206,813	29,178	1,235,991
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(2,744)	(2,744)
Purchase of treasury shares	—	—	(878,637)	(8,597)	—	—	—	(8,597)	—	(8,597)
Restricted share units vested	281,377	2	—	—	(2)	—	—	—	—	—
Exercise of share options	13,014	—	—	—	126	—		126	—	126
Share-based compensation expense	—	—	—	—	4,388	—	—	4,388	—	4,388
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	56,724	56,724	—	56,724
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	(168)	(168)
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	(110)	—	(110)	—	(110)
Reclassification of realized gain on derivative instruments designated as cash flow hedges	—	—	—	—	—	(7)	—	(7)	—	(7)
Foreign currency translation adjustments	—	—	—	—	—	42	—	42	—	42
Total comprehensive income										56,481
Balances, December 31, 2019	58,326,555	583	(1,508,637)	(17,746)	410,595	(511)	866,458	1,259,379	26,266	1,285,645
Cumulative adjustment for adoption of ASU 2016-13	—	—	—	—	—	—	(885)	(885)	(7)	(892)
Purchase of treasury shares	—	—	(6,736,493)	(68,493)	—	—	—	(68,493)	—	(68,493)
Restricted share units vested	300,404	3	—	—	(3)	—	—	—	—	—
Exercise of share options	113,960	1	—	—	1,294	—		1,295	—	1,295
Share-based compensation expense	—	—	—	—	4,723	—	—	4,723	—	4,723
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	72,822	72,822	—	72,822
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	851	851
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	(12,307)	—	(12,307)	—	(12,307)
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	2,806	—	2,806	—	2,806
Foreign currency translation adjustments	—	—	—	—	—	177	—	177	—	177
Income tax benefit related to items of other comprehensive income	—	—	—	—	—	91	—	91	—	91
Total comprehensive income										64,440
Balances, December 31, 2020	58,740,919	$587	(8,245,130)	$(86,239)	$416,609	$(9,744)	$938,395	$1,259,608	$27,110	$1,286,718

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2020, 2019 and 2018

(All currency expressed in United States dollars in thousands)

	2020	2019	2018
Cash flows from operating activities:
Net income	$73,673	$56,556	$54,250
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	261,665	260,372	249,500
Bad debt (recovery) expense, net	(1,668)	2,002	2,697
Container (recovery) write-off from lessee default, net	(260)	7,179	12,980
Unrealized loss on derivative instruments, net	6,044	15,442	5,790
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	16,862	7,953	9,531
Amortization of intangible assets	2,572	2,093	3,721
Gain on sale of owned fleet containers, net	(27,230)	(21,397)	(36,071)
Gain on insurance recovery and legal settlement	—	—	(8,692)
Gain on settlement of pre-existing management agreement	—	(1,823)	—
Share-based compensation expense	4,723	4,388	7,355
Decrease (increase) in:
Accounts receivable, net	11,539	25,530	(34,113)
Trading containers, net	7,211	19,549	(30,100)
Receipt of payments on finance leases, net of income earned	44,569	49,796	63,847
Interest portion of container leaseback financing receivable	(933)	(2,286)	—
Prepaid expenses and other current assets	1,103	8,693	12,072
Due from affiliates, net	371	(39)	(558)
Other assets	502	(10,000)	1,603
Increase (decrease) in:
Accounts payable and accrued expenses	981	(4,363)	808
Other liabilities	(1,354)	13,519	(235)
Due to container investors, net	(3,281)	(6,407)	611
Long-term income tax payable	138	339	489
Deferred taxes, net	(972)	1,449	634
Total adjustments	322,582	371,989	261,869
Net cash provided by operating activities	396,255	428,545	316,119
Cash flows from investing activities:
Purchase of containers and fixed assets	(746,145)	(466,993)	(854,383)
Payments on container leaseback financing receivable	(116,263)	(281,445)	—
Payment for Leased Assets Pool Company Limited, net of cash acquired	—	(171,841)	—
Payment for TW Container Leasing, Ltd. capital restructuring	—	—	(29,658)
Proceeds from sale of containers and fixed assets	151,021	150,742	147,254
Receipt of principal payments on container leaseback financing receivable	21,485	7,745	—
Net cash used in investing activities	(689,902)	(761,792)	(736,787)
Cash flows from financing activities:
Proceeds from debt	2,114,260	1,439,223	2,029,025
Principal payments on debt	(1,799,870)	(1,049,857)	(1,608,753)
Purchase of treasury shares	(68,493)	(8,597)	—
Proceeds from container leaseback financing liability, net	—	17,448	—
Principal repayments on container leaseback financing liability, net	(12,825)	—	—
Debt issuance costs	(13,637)	(9,417)	(10,252)
Issuance of common shares upon exercise of share options	1,295	126	130
Dividends paid to noncontrolling interest	—	(2,744)	(1,996)
Net cash provided by financing activities	220,730	386,182	408,154
Effect of exchange rate changes	177	42	(127)
Net (decrease) increase in cash, cash equivalents and restricted cash	(72,740)	52,977	(12,641)
Cash, cash equivalents and restricted cash, beginning of the year	277,905	224,928	237,569
Cash, cash equivalents and restricted cash, end of the year	$205,165	$277,905	$224,928
Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized (loss) gain on derivative instruments, net	$126,958	$142,248	$123,581
Net income taxes paid	$34	$42	$1,138
Supplemental disclosures of noncash operating activities:
Right-of-use asset for leased properties	$574	$11,276	$—
Supplemental disclosures of noncash investing activities:
Increase (decrease) in accrued container purchases	$222,253	$(33,316)	$(88,377)
Containers placed in finance leases	$635,004	$173,856	$53,859
Decrease in insurance receivable due to a decrease in estimated unrecoverable containers	$—	$—	$2,049

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020, 2019, and 2018

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

Fees earned by the Company under the management agreements are typically a percentage of net operating income of each Container Investor’s fleet and consist of fees for leasing services related to the management of the containers, sales commissions and net acquisition fees earned on the acquisition of containers. Lease rental income and expenses arising from the operation of the managed fleet are presented on a gross basis, whereby revenue billed to shipping lines and expenses incurred and distributions to the container investors of the managed fleet are presented in the Company’s consolidated statements of operations. Accounts receivable and vendor payables arising from direct container operations of the managed containers are presented on a gross basis in the Company’s consolidated balance sheets. See Note 3 “Managed Container Fleet” for information on the managed fleet containers.

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

TAP Funding

On December 20, 2012, the Company’s wholly-owned subsidiary, Textainer Limited (“TL”), purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) from TAP Ltd. (“TAP”). Both before and after this purchase, TAP Funding leases containers to lessees under operating and finance leases. TAP is governed by members and management agreements and the Company’s wholly-owned subsidiary, Textainer Equipment Management Limited (“TEML”), manages all of TAP Funding’s containers, making day-to-day decisions regarding the marketing, servicing and design of TAP Funding’s leases.  TL’s purchase of a majority ownership of TAP Funding’s common shares allowed the Company to increase the size of its owned fleet at an attractive price. Under TAP Funding’s members agreement, TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. As common shareholders, TL has two voting rights and TAP has one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings and the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. In addition, TL has an option to purchase the remaining outstanding common shares of TAP Funding held by TAP during the period beginning January 1, 2023 and through December 31, 2024 for a purchase price equal to the equity carrying value of TAP Funding plus 6% of TAP’s percentage ownership interest in TAP Funding minus the sum of any and all U.S. federal, state and local taxes of any nature that would be recognized by TL if TAP Funding was liquidated by TL immediately after TL purchased its shares.

TAP Funding is a VME and the Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding, in which TL owns 50% or more voting interest. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. The equity owned by TAP in TAP Funding is shown as a “noncontrolling interest” on the Company’s consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest’s operations is shown as “net (income) loss attributable to the noncontrolling interests” on the Company’s consolidated statements of operations. On January 19, 2021, the Company completed the acquisition of 49.9% of the common shares of TAP Funding (see Note 14 “Subsequent Events”).

Leased Assets Pool Company Limited

On December 31, 2019, the Company completed the acquisition of Leased Assets Pool Company Limited (“LAPCO”) (a Bermuda company) from Trencor Limited. After the acquisition, LAPCO became a wholly-owned subsidiary of TL. As a result of the LAPCO acquisition which was accounted for as an asset acquisition of LAPCO’s container fleet, the management agreement between the Company and LAPCO was terminated and effectively settled the pre-existing contractual relationship at acquisition date. Under the terms of the management agreement, the Company previously managed a substantial portion of LAPCO’s container fleet. Because the terms of the pre-existing management agreement were determined to be favorable to the Company compared to current market terms for similar arrangements, a portion of the excess of the fair value of the net assets acquired over the purchase consideration was deemed to be applicable to the effective settlement of the management agreement. Therefore, a gain of $1,823 was recorded on the acquisition date in the consolidated statements of operations as “gain on settlement of pre-existing management agreement” during the year ended December 31, 2019.

Managed Containers

The Company enters into container management agreements with Container Investors. The fees earned by the Company for managing container portfolios on behalf of Container Investors are commensurate with the level of effort required to provide those management services and the Company does not have the obligation to absorb losses or the right to receive benefits that may be significant to the Container Investors. As such, the Company is not the primary beneficiary and does not consolidate the Container Investors. Managed containers which are owned by Container Investors are not assets of the Company and are not included in the consolidated financial statements, except for certain managed containers that the Company is deemed to own with associated container leaseback financial liability of the Company in accordance with Topic 842, Leases (see Note 1(a) “Nature of Operations” and Note 3 “Managed Container Fleet”).

Owned Containers

The majority of the container equipment included in the accompanying consolidated financial statements is owned by TL, Textainer Marine Containers II Limited (“TMCL II”), Textainer Marine Containers V Limited (“TMCL V”), Textainer Marine Containers VI Limited (“TMCL VI”) and Textainer Marine Containers VII Limited (“TMCL VII”), all Bermuda companies and all of which were wholly-owned subsidiaries of the Company as of December 31, 2020 and 2019. All owned containers are pledged as collateral for debt as of December 31, 2020 and 2019.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 11 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, South Africa, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets reported within the consolidated balance sheets.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2020	2019	2018
Cash and cash equivalents	$131,018	$180,552	$137,298
Restricted cash included in long-term assets	74,147	97,353	87,630
Cash, cash equivalents and restricted cash, end of period	$205,165	$277,905	$224,928

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets shall be reduced to their fair value. The Company recorded a write-off of intangible assets amounting to $0 and $2 during the years ended December 31, 2020 and 2019, respectively, for the management rights relinquished relating to the purchase of containers previously managed for a container investor. As of December 31, 2020, the aggregate future amortization of intangible assets of $2,719 is expected to amortize through year 2022.

(e)	Revenue Recognition

The components of the Company’s revenue as presented in the consolidated statements of operations and in Note 10 “Segment Information” are as follows:

Lease Rental Income

Lease rental income arises principally from leasing containers to various international shipping lines and includes all rental charges billed to the lessees. Lease rental income - owned fleet comprises rental income for the container fleet owned by the Company. Lease rental income - managed fleet comprises rental income for the container fleet owned by the Container Investors. For lease accounting purposes, the management agreements with these Container Investors are deemed to convey to the Company the right to control the use of the managed containers and are therefore accounted for as “lease rental income - managed fleet” as reported in the consolidated statements of operations (see Note 3 “Managed Container Fleet” for further information).

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

Under finance leases, the containers are usually leased from the Company for the remainder of the container’s useful life and ordinarily provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease.

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

Management Fees - Non-leasing

Under the Company’s management service agreements with Container Investors, fees are earned for the acquisition and sale of containers under management (see Note 3 “Managed Container Fleet” for further information). Acquisition fees from purchases of containers for managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term.

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

(f)Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses over the life of the Company’s net investments in finance leases and container leaseback financing receivable. Operating lease receivables are accounted for under Topic 842, Leases and are not within the scope of Topic 326. The guidance requires the measurement of expected credit losses using a forward-looking approach based on relevant information from past events, current conditions, and reasonable and supportable forecasts that affect collectability.

The Company adopted ASU 2016-13 and all related amendments on the effective date of January 1, 2020 using the modified retrospective method by recognizing the cumulative effect adjustment to the opening balance of retained earnings at the adoption date. Periods prior to the adoption date that are presented for comparative purposes are not adjusted. As a result of the adoption of ASU 2016-13, the Company recognized a beginning balance transition adjustment to the allowance for credit losses on January 1, 2020 of $892, with a cumulative effect adjustment to the opening balance of retained earnings in the consolidated balance sheet and consolidated statement of stockholder’s equity as of December 31, 2020.

Accounts receivable, net investment in finance leases and container leaseback financing receivable are stated at amortized cost net of allowance for credit losses (see Note 6 “Allowance for Credit Losses” for further information).

Accounts Receivables

The Company maintains allowances, if necessary, for doubtful accounts against accounts receivables resulting from the inability of its lessees to make required payments related to billed amounts under the operating leases, finance leases, container leaseback financing receivable and for sales of owned fleet containers and trading containers. The allowance is developed based on two components: (1) specific reserves for receivables for which management believes full collection is doubtful; and (2) a general reserve for estimated losses inherent in the receivables. These allowances are based on an ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, management’s current assessment of the financial condition of the Company’s lessees, their ability to make their required payments and the recoverability. The Company considers an account past due when a payment has not been received in accordance with the terms of the lease agreement, and if the financial condition of the Company’s lessees deteriorates resulting in an impairment of their ability to make payments, additional allowances may be required.

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

Net Investment in Finance Leases and Container Leaseback Financing Receivables

The Company maintains allowances for credit losses against net investment in finance leases and container leaseback financing receivable related to unbilled amounts under the finance leases and the sales-type leaseback arrangements accounted for as financing receivable. The Company estimates its potential future expected credit losses based on historical losses from lessee defaults, current economic conditions and reasonable and supportable forecasts that may affect the collectability of the reported amount. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis. The Company evaluates its exposure by portfolio with similar risk characteristics based on the credit worthiness, external credit data and overall credit quality of its lessees.

The Company’s internal risk rating categories are “Tier 1” for the lowest level of risk which are typically the large international shipping lines with strong financial and asset base; “Tier 2” for moderate level of risk which includes lessees which are well-established in the market; and “Tier 3” for the highest level of risk which includes smaller shipping lines or lessees that exhibit high volatility in payments on a regular basis.

(g)Direct Container Expenses – Owned Fleet

Direct container expense – owned fleet represents the operating costs arising from the containers owned by the Company and includes storage, handling, maintenance and repair, repositioning, agent, and insurance expense. These costs are recognized when incurred.
(h)	Distribution Expense to Managed Fleet Container Investors

Our distribution amounts to Container Investors for the managed fleet includes the net operating income of each Container Investor’s fleet, reduced by associated lease management fees earned and retained by the Company. This amount is also reduced by expenses related to the operation of the managed containers which are presented on a gross basis in the consolidated statements of operations. Expenses related to the operation of the managed containers such as storage, handling, repairs, repositioning, agent, insurance expense and general and administrative expenses are recognized when incurred.
(i)	Trading Containers and Containers Held for Resale

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
(j)	Foreign Currencies

A functional currency is determined for each of the Company’s entities based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency is the U.S. dollar, excluding its foreign subsidiaries Textainer Equipment Management (United Kingdom) Limited and Textainer Equipment Management (Singapore) Pte Ltd. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains or losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange losses, reported in “direct container expense – owned fleet” in the consolidated statements of operations were $251, $393, and $1,085 for the years ended December 31, 2020, 2019 and 2018, respectively. For consolidation purposes, the financial statements are translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income.
(k)	Fixed Assets and Capitalized Implementation Costs

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of such property, furniture and equipment, ranging from three to seven years. Expenditures for maintenance and repairs are expensed as they are incurred.

In August 2018, the FASB issued Accounting Standards Update No. 2018-15, Intangibles - Goodwill and Other (Topic 350) - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). The amendments in the update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company adopted ASU

2018-15 on January 1, 2020 using the prospective transition approach and the implementation costs that were capitalized for the year ended December 31, 2020 amounted to $4,212 were included in “prepaid expenses and other current assets” in the Company’s consolidated balance sheet. Amortization of the capitalized implementation costs will commence when the hosting arrangement is ready for its intended use and will be amortized over the term of the hosting arrangement on a straight-line basis.

(l)	Containers

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

The Company evaluates the estimated residual values and remaining estimated useful lives on a regular basis to determine whether a change in its estimates of useful lives and residual values is warranted. To perform this assessment, the Company analyzed sales data over a minimum of a ten-year period which reflected the cyclical nature of the global economic environment and its industry and assessed whether the average selling prices fall within a reasonable range compared to current residual values. The Company determined that a ten-year length of time includes sufficient periods of high and low used container prices to estimate future residual values. If the ten-year period was outside of the range of a container type, the Company evaluated the trend in average selling prices over three, five, and seven-year periods to corroborate the trend in the ten-year period. The Company then performed a comparison of the estimated residual values to publicly available peer data within the industry. The Company completed its annual depreciation policy review and concluded no change was necessary during the year ended December 31, 2020.

The Company estimates the useful lives and residual values of its containers to be as follows:

	As of December 31, 2020 and 2019
	Estimated useful	Residual
	life (years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$1,000
40'	14	$1,200
40' high cube	13	$1,400
45' high cube	13	$1,500
Refrigerated containers:
20'	12	$2,750
20' high cube	12	$2,049
40' high cube	12	$4,000
Open top and flat rack containers:
20' folding flat rack	15	$1,300
40' folding flat rack	16	$1,700
20' open top	15	$1,500
40' open top	14	$2,500
Tank containers	20	10% of cost

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of December 31, 2020 and 2019 were as follows:

	2020			2019
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,532,753	$(428,913)	$1,103,840	$1,627,878	$(396,247)	$1,231,631
40'	144,881	(55,154)	89,727	167,011	(58,852)	108,159
40' high cube	2,717,384	(672,416)	2,044,968	2,510,937	(592,374)	1,918,563
45' high cube	27,880	(12,747)	15,133	28,670	(11,488)	17,182
Refrigerated containers:
20'	20,164	(8,493)	11,671	20,484	(7,258)	13,226
20' high cube	2,605	(1,742)	863	5,139	(3,090)	2,049
40' high cube	1,103,817	(398,721)	705,096	1,052,707	(338,068)	714,639
Open top and flat rack containers:
20' folding flat	17,228	(5,132)	12,096	17,617	(4,538)	13,079
40' folding flat	49,167	(18,275)	30,892	51,152	(17,278)	33,874
20' open top	13,253	(1,790)	11,463	13,259	(1,625)	11,634
40' open top	22,271	(4,738)	17,533	23,313	(4,351)	18,962
Tank containers	93,240	(11,470)	81,770	81,151	(7,998)	73,153
	$5,744,643	$(1,619,591)	$4,125,052	$5,599,318	$(1,443,167)	$4,156,151

See Note 3 “Managed Container Fleet” for information on the managed fleet containers included above.

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment on the Company’s leasing equipment for the years ended December 31, 2020, 2019 and 2018.

Write-Off of Container Rental Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amounts of containers that are unlikely to be recovered from lessees in default. The Company recorded a gain on container recovery of $1,644 during the year ended December 31, 2020 due to a settlement agreement with an insolvent lessee on containers which were previously written off in 2018. The Company recorded impairment (recoveries) charges during the years ended December 31, 2020, 2019 and 2018 of $(1,647), $7,179 and $12,980, respectively, to write-off containers that were unlikely to be recovered from lessees in default, net of gains of $1,647, $1,988 and $0 associated with recoveries on containers previously estimated as lost with lessees in default for the years ended December 31, 2020, 2019 and 2018, respectively. These amounts are recorded in the consolidated statements of operations as “container lessee default (recovery) expense, net”.

Impairment of Containers Held for Sale

Containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell. The Company records impairment to write-down the value of containers held for sale to their estimated fair value less cost to sell. The fair value was estimated based on recent gross sales proceeds for sales of similar types of containers in the locations in which the containers are stored. When containers are retired or otherwise sold, the cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized. Any subsequent increase in fair value less cost to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. During the years ended December 31, 2020, 2019 and 2018, the Company recorded container impairments of $11,094, $14,238 and $13,795, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale due to rising used container prices. The impairment charges are included in “depreciation expense” in the consolidated statements of operations.

During the years ended December 31, 2020, 2019 and 2018, the Company recorded the following net gain on sale of containers, included in “gain on sale of owned fleet containers, net” in the consolidated statements of operations:

	2020		2019		2018
	Units	Amount	Units	Amount	Units	Amount
Gain on sale of previously written down owned fleet containers, net	51,541	$15,451	52,319	$6,665	28,291	$14,563
Gain on sale of owned fleet containers not written down, net	54,807	11,779	52,126	14,732	79,119	21,508
Gain on sale of owned fleet containers, net	106,348	$27,230	104,445	$21,397	107,410	$36,071

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

(m)Income Taxes

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

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.
(n)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt and the balance of the debt issuance costs, net of amortization, are netted against the debt recorded in the consolidated balance sheets.

Debt issuance costs are amortized using the interest rate method and the straight-line method over the general terms of the related fixed principal payment debt and the related revolving debt facilities, respectively, and the amortization is recorded as “interest expense” in the consolidated statements of operations. In 2020, 2019 and 2018, debt issuance costs of $13,637, $9,417 and $10,285, respectively, were capitalized and amortization of debt issuance costs of $7,712, $7,369 and $8,400, respectively, were recorded in interest expense.

When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity with any of the Company’s lenders is immediately written-off and recorded in write-off of unamortized deferred debt issuance costs and bond discounts. In 2020, write-offs of unamortized deferred debt issuance costs and bond discounts included $122 and $8,628 of write-offs related to the amendment of TAP Funding Revolving Credit Facility and the early redemption of 2017-1 Bonds, 2017-2 Bonds and 2018-1 Bonds, respectively, (see Note 8 “Debt”). In 2018, write-offs of unamortized deferred debt issuance costs and bond discounts included $529 and $352 of write-offs related to the amendment of the TL Revolving Credit Facility and the termination of the TL Term Loan, respectively, (see Note 8 “Debt”). No unamortized debt issuance costs were written-off during the year ended December 31, 2019.

(o)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. During 2020, 2019 and 2018, $15,225 or 28%, $10,527 or 23%, and $11,141 or 21%, respectively, of the Company’s direct container expenses – owned fleet were paid in up to 20 different foreign currencies. In accordance with its policy, the Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

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

Except for the lessees noted in the tables below, no other single lessee made up greater than 10% of the Company’s lease rental income from its owned fleet during the years ended December 31, 2020, 2019 and 2018,  and more than 10% of the Company’s gross accounts receivable from its owned fleet as of December 31, 2020 and 2019:

Lease Rental Income - owned fleet	2020	2019	2018
Customer A	18.4%	15.4%	14.0%
Customer B	12.7%	13.3%	13.4%
Customer C	9.4%	8.3%	8.4%

Gross Accounts Receivable - owned fleet	2020	2019
Customer A	30.3%	17.1%
Customer B	12.9%	11.2%
Customer C	10.3%	7.0%

Total fleet lease rental income, as reported in the consolidated statements of operations, comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the table below, no other single lessee accounted for more than 10% of the Company’s total fleet lease rental income during the years ended December 31, 2020, 2019 and 2018, and more than 10% of the Company’s gross accounts receivable from its total fleet as of December 31, 2020 and 2019:

Lease Rental Income - total fleet	2020	2019	2018
Customer A	17.8%	14.8%	13.8%
Customer B	13.3%	13.5%	13.7%
Customer C	9.7%	8.7%	8.7%

Gross Accounts Receivable - total fleet	2020	2019
Customer A	37.7%	16.6%
Customer C	16.7%	7.7%
Customer B	11.6%	12.0%

As of December 31, 2020, and 2019, approximately 98.0% and 95.6%, respectively, of the Company’ gross accounts receivable for its total fleet were from container lessees and customers domiciled outside of the U.S. As of December 31, 2020 and 2019, approximately 99.8% and 97.5%, respectively, of the Company’s gross finance lease receivables for its total fleet were from container lessees and customers outside of the U.S. Except for the countries outside of the U.S. noted in the table below, customers in no other single country made up greater than 10% of the Company’s total fleet container lease billings during 2020, 2019 and 2018.

Country	2020	2019	2018
Switzerland	20.5%	13.3%	14.1%
France	12.7%	14.0%	13.8%
Taiwan	12.3%	15.5%	14.6%
People's Republic of China	11.8%	14.1%	15.0%
Singapore	11.0%	11.1%	10.5%

(p)	Derivative Instruments and Hedging

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The fair value of the derivative instruments is measured at each balance sheet date and is reflected on a gross basis on the consolidated balance sheets. The Company establishes criteria for both the designation and effectiveness of hedging activities. See Note 9 “Derivative Instruments” for further discussions.

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

(q)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options, restricted share units (“RSU”) and performance restricted share units (“PSU”) awarded under its 2019 Share Incentive Plan (the “2019 Plan”) on the grant date. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the estimated fair value for share options. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for time based RSUs. For PSUs or market based restricted share units that were granted with a market condition, the Company uses the Monte-Carlo simulation valuation model. See Note 12 “Share-Based Compensation” for further discussions.

Compensation expense for share options and RSUs with only a service condition is recognized on a straight-line basis over the requisite service period, generally the vesting period of the award. Provided that the requisite service period is rendered, compensation expense for PSUs with a market condition is recognized on a straight-line basis even if the market condition is not achieved. Compensation expense is recognized net of forfeitures that are estimated at the time of grant based on the Company’s historical experience and revised in subsequent periods if actual forfeitures differ from those estimates. The expected forfeiture rate was 3.5%, 3.4% and 4.3% as of December 31, 2020, 2019 and 2018, respectively.

Share-based compensation expense of $4,723, $4,388 and $7,355 was recorded during 2020, 2019 and 2018, respectively, of which $4,257, $3,780 and $6,746 was presented as a part of “general and administrative expenses”, and the remaining balance was presented as a part of “direct container expenses – owned fleet” during 2020, 2019 and 2018, respectively in the Company’s consolidated statements of operations.
(r)	Comprehensive Income

The Company discloses the effect of its foreign currency translation adjustment, change in fair value of cash flow hedging derivative instruments, and reclassification of realized gain or loss on cash flow hedging instruments as components of “other comprehensive income” in the Company’s consolidated statements of comprehensive income.

(s)	Estimates

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

(t)	Net Income Attributable to Textainer Group Holdings Limited Common Shareholders Per Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding RSUs and PSUs were converted into, common shares. Potentially dilutive share options, RSUs and PSUs that were anti-dilutive under the treasury stock method were excluded from the computation of diluted EPS. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS during 2020, 2019 and 2018 is presented as follows:

Share amounts in thousands	2020	2019	2018
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$72,822	$56,724	$50,378
Denominator:
Weighted average common shares outstanding-- basic	53,271	57,349	57,200
Dilutive share options and RSUs	210	110	287
Weighted average common shares outstanding-- diluted	53,481	57,459	57,487
Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$1.37	$0.99	$0.88
Diluted	$1.36	$0.99	$0.88

Share options, RSUs and PSUs excluded from the computation of diluted EPS because they were anti-dilutive	1,674	1,805	1,232

(u)	Fair Value Measurements

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

As of December 31, 2020 and 2019, the carrying amounts of cash and cash equivalents, restricted cash, accounts receivable and payable, due from affiliates, net, container contracts payable, and due to container investors, net, approximate their fair values due to the short-term nature of these financial instruments. See Note 9 “Derivative Instruments” for further discussions on fair value of derivative instruments.

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2020 and 2019:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Years Ended December 31, 2020 and 2019
	(Level 1)	(Level 2)	(Level 3)	Cumulative Impairment (2)
December 31, 2020
Assets
Containers held for sale (1)		$5,845		$2,118
Total	$—	$5,845	$—	$2,118
December 31, 2019
Assets
Containers held for sale (1)	$—	$22,217	$—	$6,346
Total	$—	$22,217	$—	$6,346

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

Fair Value of Containers Held for Sale

The Company recorded impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell under a Level 2 input. The Company relies on its recent sales proceeds for sales of similar types of containers in the locations in which the containers are stored. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale.

Fair Value of Other Assets and Liabilities

At December 31, 2020 and 2019, the fair value of net investment in finance leases (including the short-term balance) was approximately $856,392 and $299,275 at December 31, 2020 and 2019, respectively, compared to book values of $879,960 and $295,303 at December 31, 2020 and 2019, respectively. The fair value of container leaseback financing receivable (including the short-term balance) was approximately $363,774 and $267,551 at December 31, 2020 and 2019, respectively, compared to book values of $363,868 and $271,658 at December 31, 2020 and 2019, respectively. The fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $4,144,332 and $3,798,683 at December 31, 2020 and 2019, respectively, compared to book values of $4,115,344 and $3,797,729 at December 31, 2020 and 2019, respectively.

(v)	Leases

The Company adopted FASB Accounting Standards Update No. 2016-02, Leases (“ASU 2016-02”) on the effective date of January 1, 2019 by using the effective date transition method and by electing the “package of practical expedients.” As a result of the adoption of the new lease accounting guidance, the Company (as a lessee) recognized a right-of-use asset and lease liability in the consolidated balance sheets for all existing office space leases on January 1, 2019, with the exception for short-term leases and leases that commence at or near the end of the underlying asset’s economic life.

As a result of the adoption of the new lease accounting guidance, the Company’s accounting (as a lessor) for finance leases and operating leases remained substantially unchanged and did not have an impact on the timing of revenue recognition relating to lease rental income in its consolidated statements of operations. The

Company’s consolidated statements of cash flows report all cash receipts from leases, including principal payments received from finance leases within operating activities instead of investing activities as a result of the adoption of ASU 2016-02. See Note 5 “Leases” for further discussion.

(w)	Recently Issued Accounting Standards and Pronouncements

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). In January 2021, the FASB also issued Accounting Standards Update No 2021-01, Reference Rate Reform: Scope (“ASU 2021-01”), which expands the scope of Topic 848. The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by the reference rate reform if certain criteria are met, that reference LIBOR or another rate that is expected to be discontinued due to reference rate reform. The amendments in ASU 2020-04 are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company will continue its review of the debt and derivative agreements during the transition period until the USD LIBOR cessation by the end of June 2023. The Company expects the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

On April 10, 2020, the FASB issued a question-and-answer document regarding accounting for lease concessions and other effects of the coronavirus disease pandemic (“COVID-19”). The document clarifies that entities may elect to not evaluate whether lease-related relief that lessors provide to mitigate the economic effects of COVID-19 on lessees is a lease modification under Leases ASC 842. Instead, an entity that elects not to evaluate whether a concession is a modification can then elect whether to apply the modification guidance (i.e. assume the relief was always contemplated by the contract or assume the relief was not contemplated by the contract). Both lessees and lessors may make this election only when concessions related to the effects of COVID-19 do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. Upon issuance of this document, the Company made the election to apply the practical expedient method to account for any concessions as if they were contemplated as part of our existing leases and will apply this election consistently for all leases. There were no concessions related to the COVID-19 that were granted (as a lessor) or received (as a lessee) as of December 31, 2020.

In October 2020, the FASB issued Accounting Standards Update No. 2020-10, Codification Improvements – Disclosures (“ASU 2020-10”) to align with the SEC’s regulations. This ASU improves consistency by amending the codification to include all disclosure guidance in the appropriate disclosure sections and clarifies application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. The Company will adopt ASU 2020-10 as of the reporting period beginning January 1, 2021. This ASU will not affect the Company's results of operations, cash flows or financial position and the Company does not expect the adoption to have a material impact on the disclosures to the consolidated financial statements.

(2) Insurance Receivable and Impairment

In 2019, one of the Company’s customers became insolvent and the total net book value of its owned containers to this insolvent customer was $63,120. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income. Based on prior recovery experience, the Company estimated that containers with a book value of $9,468 would not be recovered from this insolvent customer. Accordingly, the Company recorded impairment charges of $9,059 included in “container lessee default (recovery) expense, net” in the consolidated statements of operations for the year ended December 31, 2019. The Company also recorded bad debt expense of $2,921 in the consolidated statements of operations during the year ended December 31, 2019 to fully reserve for this insolvent customer’s outstanding accounts receivable.

During the year ended December 31, 2020, the Company received $3,091 of cash collection from this insolvent customer, including payments for previously reserved outstanding accounts receivable. An insurance receivable of $2,106 and $1,792, net of insurance deductible was recorded in the “prepaid expenses and other current assets” in the consolidated balance sheets as of December 31, 2020 and 2019, respectively. As of December 31, 2020, the Company had not yet submitted a final insurance claim which is pending the results of its review of the insolvent customer’s restructuring plan. The restructuring plan was approved by the bankruptcy court on November 4, 2020. As of December 31, 2020, the bankruptcy settlement amount is not determinable and realizable.

Insurance receivable recorded on the Company’s owned fleet related to this insolvent customer are as follows:

Estimated unrecovered containers, net of insurance deductible	$409
Recovery costs	1,383
Insurance receivable related to this insolvent customer as of December 31, 2019	1,792
Recovery costs	314
Insurance receivable related to this insolvent customer as of December 31, 2020	$2,106

In 2018, four of the Company’s customers became insolvent and the total net book value of its owned containers to these insolvent customers were $23,044. The Company recorded impairment charges of $12,543 on the unrecoverable containers for these insolvent customers and container recovery costs of $4,864, both included in container lessee default expense in the consolidated statements of operations during 2018. The Company also recorded bad debt expense of $2,049 in the consolidated statements of operations to fully reserve for these insolvent customers’ outstanding accounts receivable during 2018. Due to a better than expected recovery, the Company recorded a gain on container recovery of $1,644 and $1,488 included in “container lessee default (recovery) expense, net” in the consolidated statements of operations during the years ended December 31, 2020 and 2019, respectively. There is no insurance receivable associated with these insolvent customers as respective losses are below the insurance deductible.

In 2016, one of the Company’s customers filed for bankruptcy. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers and up to 183 days of lost lease rental income. The Company entered into a final agreement with the insurance companies on December 31, 2018 and the total remaining payments of $9,814 for the Company’s owned fleet were received in 2019. Accordingly, the Company recorded a $8,692 gain on insurance recovery and legal settlement in the consolidated statements of operations during the year ended December 31, 2018, which related to the final insurance settlement for insurable costs including primarily unrecovered containers and incurred container recovery costs, net of the insurance deductible. In 2019, the Company recorded a $14,881 gain on insurance recovery and legal settlement in the consolidated statements of operations on a net cash distribution from the bankruptcy estate for its owned fleet received during the year.

(3) Managed Container Fleet

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

Acquisition fees from purchases of containers for the managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term. As of December 31, 2020 and 2019, deferred revenue from acquisition fees amounted to $1,049 and $3,109, respectively, which were reported as “accounts payable and accrued expenses” in the consolidated balance sheets.

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

Managed containers in the Company’s managed fleet on or before December 31, 2018 are not included in the Company’s container leasing equipment in the Company’s consolidated balance sheet as of December 31, 2020 and 2019.

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

For accounting purposes, the Company is deemed to own the managed containers purchased by the Company on or after January 1, 2019 for and on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in the Company’s container leasing equipment in the Company’s consolidated balance sheet as of December 31, 2020 and 2019 and depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value per the Company’s depreciation policy (see Note 1 (k) “Accounting Policies and Recent Accounting Pronouncements – Containers”). The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company. Subsequent net operating income distributions made by the Company to the Container Investors are recorded as a reduction to the financial liability and as interest expense using the effective interest method. The net book value for these managed containers and the associated financial liability will reduce over time and will be removed upon container sale, irrespective of the amount realized in such sale.

During the year ended December 31, 2020, the Company paid $12,515 in cash to purchase the previously managed containers from a Container Investor which resulted in the extinguishment of the deemed financial liability. As a result of the settlement of the container leaseback financial liability, the management agreement between the Company and the Container Investor was terminated.

As of December 31, 2020 and 2019, the Company’s deemed container leaseback financial liability to the Container Investors amounted to $4,762 and $17,449, respectively, which were reported as "other liabilities” in the consolidated balance sheet.

The Company’s container leasing equipment for the owned and managed fleet as of December 31, 2020 and 2019, were as follows:

	2020			2019
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$5,740,717	$(1,619,304)	$4,121,413	$5,582,986	$(1,442,986)	$4,140,000
Containers - managed fleet	3,926	(287)	3,639	16,332	(181)	16,151
Total containers	$5,744,643	$(1,619,591)	$4,125,052	$5,599,318	$(1,443,167)	$4,156,151

Total management fee income from the managed fleet, including management fees earned from acquisition fees and sales commissions during 2020, 2019 and 2018 were as follows (also, see Note 4 “Transactions with Affiliates and Container Investors”):

	2020	2019	2018
Lease rental income - managed fleet	$62,448	$101,901	$111,342
Less: distribution expense to managed fleet container investors	(57,311)	(93,858)	(102,992)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(730)	(394)	—
Management fees from leasing	4,407	7,649	8,350
Management fees from non-leasing services	5,271	7,590	8,529
Total management fees	$9,678	$15,239	$16,879

The Company’s consolidated balance sheets also include the accounts receivable from the lessees of the managed fleet which are uncollected lease billings related to the containers managed by the Company for the Container Investors. Amounts billed under leases for the managed fleet (“sub-leases”) are recorded in accounts receivable with a corresponding credit to due to container investors. As sub-lessor, the Company is required to remit accounts receivable from lessees of the managed fleet to the Container Investors once paid in accordance with the terms of the management agreements. The Company’s consolidated balance sheets also include the prepaid expenses and accounts payable and accrued expenses related to the containers managed by the Company for the Container Investors.

The following table provides a reconciliation of the balance sheet accounts from the managed fleet to the total amount as of December 31, 2020 and 2019 in the consolidated balance sheets (also, see Note 4 “Transactions with Affiliates and Container Investors”). Accounts receivable related to the owned fleet pertains to the Company’s uncollected lease billings related to the containers owned by the Company. Prepaid expenses and other current assets and accounts payable and accrued expenses related to the owned fleet represents the Company’s general and administrative costs and operating costs arising from the containers owned by the Company.

	2020	2019
Accounts receivable - owned fleet	$97,950	$96,158
Accounts receivable - managed fleet	10,628	13,226
Total accounts receivable	$108,578	$109,384

Prepaid expenses and other current assets - owned fleet	$13,614	$14,627
Prepaid expenses and other current assets - managed fleet	99	189
Total prepaid expenses and other current assets	$13,713	$14,816

Accounts payable and accrued expenses - owned fleet	$23,198	$21,451
Accounts payable and accrued expenses - managed fleet	1,187	1,953
Total accounts payable and accrued expenses	$24,385	$23,404

Container contracts payable - owned fleet	$231,647	$9,394
Total container contracts payable	$231,647	$9,394

(4) Transactions with Affiliates and Container Investors

Due from affiliates, net of $1,509 and $1,880, as of December 31, 2020 and 2019, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees.

Total management fees earned from the Company’s managed fleet, including acquisition fees and sales commissions during 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Fees from affiliated Container Investors	$—	$3,527	$3,575
Fees from unaffiliated Container Investors	9,678	11,374	11,334
Fees from Container Investors	9,678	14,901	14,909
Other fees	—	338	1,970
Total management fees	$9,678	$15,239	$16,879

The following table provides a summary of due to container investors, net at December 31, 2020 and 2019:

	2020	2019
Accounts receivable - managed fleet	$10,628	$13,226
Prepaid expenses and other current assets - managed fleet	99	189
Accounts payable and accrued expenses - managed fleet	(1,187)	(1,953)
	9,540	11,462
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	9,157	10,516
Due to container investors, net	$18,697	$21,978

There is no due to affiliated Container Investors as of December 31, 2020 and 2019.

(5) Leases

(a)	Lessor

The Company’s lease rental income for the years ended December 31, 2020 and 2019 were as follows:

	2020			2019
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$469,109	$58,175	$527,284	$470,722	$96,227	$566,949
Interest income on net investment in finance leases	30,121	—	30,121	15,356	—	15,356
Interest income on container leaseback financing receivable	17,243	—	17,243	10,313	—	10,313
Variable lease revenue	21,952	4,273	26,225	21,468	5,674	27,142
Total lease rental income	$538,425	$62,448	$600,873	$517,859	$101,901	$619,760

Variable lease revenue includes other charges set forth in the leases, such as handling fees, pick-up and drop-off charges and charges for damage protection plan.

For finance leases, the net selling loss recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $144 and $1,027 for the years ended December 31, 2020 and 2019, respectively, are included in “gain on sale of owned fleet containers, net” in the consolidated statements of operations.

Operating Leases

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for the owned and managed container fleet as of December 31, 2020:

	Owned	Managed	Total
Year ending December 31:
2021	361,495	32,769	394,264
2022	302,704	19,173	321,877
2023	258,275	16,081	274,356
2024	198,781	12,119	210,900
2025 and thereafter	314,207	19,380	333,587
Total future minimum lease payments receivable	$1,435,462	$99,522	$1,534,984

Container Leaseback Financing Receivable

The Company’s container leaseback financing receivable pertains to containers purchased that were leased back to the seller-lessees through a sales-type leaseback arrangement. Under the provisions of Topic 842, these transactions from an accounting perspective are accounted for as financing transactions.

The following table represents the components of the container leaseback financing receivable as of December 31, 2020 and 2019:

	2020	2019
Future minimum payments receivable	$505,473	$377,917
Less: unearned income	(141,181)	(106,259)
Container leaseback financing receivable (1)	364,292	$271,658
Less: Allowance for credit losses	(424)	—
Container leaseback financing receivable, net	$363,868	$271,658
Amounts due within one year	27,076	20,547
Amounts due beyond one year	336,792	251,111
Container leaseback financing receivable, net	$363,868	$271,658

(1)      As of December 31, 2020, two customers represented 89.7% and 10.3% of the Company’s container leaseback financing receivable portfolio. As of December 31, 2019, two customers represented 82.9% and 17.1% of the Company’s container leaseback financing receivable portfolio.

Net Investment in Finance Leases

The following table represents the components of the net investment in finance leases as of December 31, 2020 and 2019:

	2020	2019
Future minimum lease payments receivable	$1,216,086	$385,589
Residual value of containers	12,601	11,143
Less: unearned income	(347,394)	(101,429)
Net investment in finance leases (1)	$881,293	$295,303
Less: Allowance for credit losses	(1,333)	—
Net investment in finance leases, net	$879,960	$295,303
Amounts due within one year	$78,459	$40,940
Amounts due beyond one year	801,501	254,363
Net investment in finance leases, net	$879,960	$295,303

(1) As of December 31, 2020, two major customers represented 80.1% and 8.6% of the Company’s finance lease portfolio. As of December 31, 2019, two major customers represented 44.3% and 16.1% of the Company’s finance lease portfolio. No other customer represented more than 10% of the Company’s finance leases portfolio as of December 31, 2020 and 2019.

The following is a schedule by year of future minimum lease payments receivable under container leaseback financing receivable and net investment in finance leases as of December 31, 2020:

Year ending December 31:	Container Leaseback Financing Receivable	Net Investment in Finance Leases	Total
2021	$47,819	$126,661	$174,480
2022	47,819	109,333	157,152
2023	47,819	103,757	151,576
2024	43,723	97,527	141,250
2025 and thereafter	318,293	778,808	1,097,101
Total future minimum lease payments receivable	$505,473	$1,216,086	$1,721,559

(b)	Lessee

Right-of-use (“ROU”) lease assets and lease liability are recognized for the Company’s office space leases at the commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company does not recognize a related ROU asset and lease liability for short-term leases having a lease term of twelve months or less.

As of December 31, 2020 and 2019, operating leases included in ROU lease assets amounted to $10,331 and $11,276, respectively, which were reported in “other assets” in the consolidated balance sheets. As of December 31, 2020 and 2019, total lease liabilities amounted to $12,636 and $13,736, respectively, of which amounts due within one year of $1,779 and $1,706, respectively, were reported in “other liabilities – current.” Long-term lease obligations that are due beyond one year of $10,857 and $12,030, respectively, were reported in “other liabilities – non-current” in the consolidated balance sheets.

Operating lease expense is recognized on a straight-line basis over the lease term and is reported in “general and administrative expense” in the consolidated statements of operations. Rent expense amounted to $2,231, $2,233 and $2,049 during 2020, 2019 and 2018, respectively. Other information related to the Company's operating leases are as follows:

	2020	2019
Operating lease cost	$2,103	$2,095
Short-term and variable lease cost	128	138
Total rent expense	$2,231	$2,233

Cash paid for amounts included in the measurement of lease liabilities	$2,221	$2,098

	2020	2019
Weighted-average remaining lease term	4.8 years	5.4 years
Weighted-average discount rate	4.6%	4.2%

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2020 were as follows:

Operating leasing
Year ending December 31:
2021	2,273
2022	2,253
2023	2,328
2024	2,305
2025 and thereafter	5,236
Total minimum lease payments	14,395
Less imputed interest	(1,759)
Total present value of operating lease liabilities	$12,636

(6) Allowance for Credit Losses

The Company’s allowance for credit losses is estimated based on historical losses, current economic conditions, and ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, lessee credit ratings, management’s current assessment of each lessee’s financial condition and the recoverability.

Accounts Receivable

The Company maintains allowances, if necessary, for doubtful accounts against accounts receivables resulting from the inability of its lessees to make required payments related to billed amounts under the operating leases, finance leases, container leaseback financing receivable, sales of owned fleet containers and trading containers. The allowance for credit losses included in accounts receivable, net, amounted to $2,663 and $6,299 as of December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, the Company does not have an allowance for credit losses related to the billed amounts under the container leaseback financing receivable and does not have any past due balances relating to such transactions. As of December 31, 2020 and 2019, the allowance for credit losses related to the billed amounts under the finance leases and included in accounts receivable, net, amounted to $735 and $675, respectively.

Net Investment in Finance Leases and Container Leaseback Financing Receivable

The Company maintains allowances for credit losses against net investment in finance leases and container leaseback financing receivable related to unbilled amounts under the finance leases and the sales-type leaseback arrangements accounted for as financing receivable. The allowance for credit losses related to unbilled amounts under finance leases and included in net investment in finance leases, net, amounted to $1,333 as of December 31, 2020. The allowance for credit losses related to unbilled amounts under the financing arrangements and included in container leaseback financing receivable, net, amounted to $424 as of December 31, 2020.

The Company evaluates its exposure by portfolio with similar risk characteristics based on the credit worthiness, external credit data and overall credit quality of its lessees. As of December 31, 2020, the Company’s net investment in finance leases and container leaseback financing receivable are primarily comprised of the largest shipping lines under “Tier 1” risk rating which represented 86.4% and 89.7%, respectively, of the Company’s portfolio (see Note (f) “Nature of Business and Summary of Significant Accounting Policies” for description of internal risk ratings).

The following table presents the net investment in finance leases and container leaseback financing receivable by internal credit rating category and year of origination as of December 31, 2020:

	Year Ended December 31, 2020	2019	2018	2017	2016	Prior	Total
Tier 1	$571,226	$111,206	$35,580	$7,221	$—	$36,625	$761,858
Tier 2	40,657	37,176	21,164	53	5,153	3,505	107,708
Tier 3	2,624	7,145	1,132	—	42	784	11,727
Net investment in finance leases	$614,507	$155,527	$57,876	$7,274	$5,195	$40,914	$881,293

Tier 1	$113,383	$213,386	$—	$—	$—	$—	$326,769
Tier 2	—	37,523	—	—	—	—	37,523
Tier 3	—	—	—	—	—	—	—
Container leaseback financing receivable	$113,383	$250,909	$—	$—	$—	$—	$364,292

Allowance for Credit Losses

Subsequent changes in the estimated allowance for credit losses are recognized in “bad debt expense, net” in the consolidated statements of operations. Subsequent changes in the estimated allowance for credit losses relating to the accounts receivable from managed container fleet are recognized in “distribution expense to managed fleet container investors” in the consolidated statements of operations (See Note 3 “Managed Container Fleet” for further information). The changes in the carrying amount of the allowance for credit losses during the year ended December 31, 2020 are as follows:

	Accounts Receivable	Net Investment in Finance Leases	Container Leaseback Financing Receivable	Total Allowance for Credit Losses
Balance as of December 31, 2019	$6,299	$—	$—	$6,299
Impact of adopting ASU 2016-13 on January 1, 2020	—	636	256	892
Additions charged to expense (recovery), net	(3,149)	697	168	(2,284)
Write-offs	(487)	—	—	(487)
Balance as of December 31, 2020	$2,663	$1,333	$424	$4,420

(7) Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense for 2020, 2019 and 2018 consisted of the following:

	2020	2019	2018
Current
Bermuda	—	$—	$—
Foreign	446	499	1,407
	446	499	1,407
Deferred
Bermuda	—	—	—
Foreign	(819)	1,449	618
	(819)	1,449	618
	$(374)	$1,948	$2,025

The components of income before income taxes and noncontrolling interest were as follows:

	2020	2019	2018
Bermuda sources	$—	$—	$—
Foreign sources	73,299	58,504	56,275
	$73,299	$58,504	$56,275

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of operations is as follows:

	2020		2019		2018
Bermuda tax rate	$—	0.00%	$—	0.00%	$—	0.00%
Foreign tax rate	(1,291)	(1.76)%	188	0.32%	(142)	(0.25)%
Tax uncertainties	917	1.25%	1,760	3.01%	2,167	3.85%
	$(374)	(0.51)%	$1,948	3.33%	$2,025	3.60%

The components of income tax expense and effective tax rate were as follows:

	2020		2019		2018
Income before income tax and noncontrolling interests	$73,299		$58,504		$56,275

Tax uncertainties	$917	1.25%	$1,760	3.01%	$2,167	3.85%
Foreign taxes
Stock base compensation	8	0.01%	405	0.69%	128	0.23%
Adjustment for prior years	47	0.06%	270	0.46%	367	0.65%
Foreign derived intangible income	(112)	(0.15)%	(77)	(0.13)%	(199)	(0.35)%
Valuation allowance	67	0.09%	315	0.54%	272	0.48%
Foreign rate difference	(1,333)	(1.82)%	(778)	(1.33)%	(758)	(1.35)%
Other	32	0.04%	53	0.09%	48	0.09%
	(1,291)	(1.76)%	188	0.32%	(142)	(0.25)%
	$(374)	(0.51)%	$1,948	3.33%	$2,025	3.60%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2020 and 2019 are presented below:

	2020	2019
Deferred tax assets
Net operating loss carryforwards	$19,284	$19,410
Other	1,457	1,568
	20,741	20,978
Valuation allowance	(382)	(707)
Deferred tax assets	20,359	20,271
Deferred tax liabilities
Containers, net	25,043	25,975
Other	654	697
Deferred tax liabilities	25,697	26,672
Net deferred tax liabilities	$5,338	$6,401

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

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The enactment of the CARES Act does not result in any material adjustments to the Company’s provision for income taxes.

The Company has U.S. federal net operating loss carry-forwards of $106,151 that will begin to expire from December 31, 2021 through December 31, 2037 if not utilized and $25,279 with no expiration date. The Company expects to utilize the net operating loss carry-forwards prior to their expiration, net of the valuation allowance. In the United States, utilization of net operating loss carry-forwards for federal income tax purposes may be subject to a substantial annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code. In general, an ownership change within the meaning of Section 382 occurs if a transaction or series of transactions over a three-year period result in a cumulative change of more than 50% in the beneficial ownership of a company’s stock. The Company’s management does not believe the Company has a limitation on the ability to utilize its net operating loss carry-forwards under Section 382 as of December 31, 2020. However, issuances, sales and/or exchanges of the Company’s stock (including, potentially, relatively small transactions and transactions beyond the Company’s control) occurring after December 31, 2020, taken together with prior transactions with respect to the Company’s stock over a three-year period, could trigger an ownership change under Section 382 in the future and therefore a limitation on the Company’s ability to utilize its net operating loss carryforwards. Any such limitation could cause some loss carryforwards to expire before the Company would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of the Company’s tax assets or both.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2020, cumulative earnings of approximately $41,441 would be subject to income taxes of approximately $12,432 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

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

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2020 and 2019 are as follows:

Balance at December 31, 2018	$18,145
Decreases related to prior year tax positions	(82)
Increases related to current year tax positions	2,922
Lapse of statute of limitations	(1,343)
Balance at December 31, 2019	$19,642
Increases related to prior year tax positions	19
Increases related to current year tax positions	2,357
Lapse of statute of limitations	(1,444)
Balance at December 31, 2020	$20,575

If the unrecognized tax benefits of $20,575 at December 31, 20120 were recognized, tax benefits in the amount of $20,511 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2020 will decrease by $1,457 in the next twelve months due to expiration of the statute of limitations, which would reduce our annual effective tax rate.

Interest and penalty expense recorded during 2020, 2019 and 2018 amounted to $(11), $182 and $180, respectively. Total accrued interest and penalties as of December 31, 2020 and 2019 were $1,460 and $1,470, respectively, and were included in non-current income taxes payable.

(8) Debt

The following represents the Company’s debt obligations as of December 31, 2020 and 2019:

	2020		2019
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TL Revolving Credit Facility	$1,433,919	1.65%	$1,280,037	3.29%	September 2023
TL 2019 Term Loan	148,131	3.50%	158,371	3.50%	December 2026
TMCL II Secured Debt Facility (1)	646,551	1.91%	689,658	3.49%	July 2026
TMCL VI Term Loan	223,630	4.29%	249,421	4.30%	February 2038
TMCL VII 2019-1 Bonds	300,305	4.02%	327,563	4.02%	April 2044
TMCL VII 2020-1 Bonds	429,600	3.07%	—	0.00%	August 2045
TMCL VII 2020-2 Bonds	587,183	2.26%	—	0.00%	September 2045
TMCL VII 2020-3 Bonds	214,168	2.15%	—	0.00%	September 2045
TAP Funding Revolving Credit Facility	131,857	2.11%	152,824	3.69%	December 2021
TMCL V 2017-1 Bonds	—	0.00%	316,395	3.91%	May 2042
TMCL V 2017-2 Bonds	—	0.00%	395,836	3.73%	June 2042
TMCL VII 2018-1 Bonds	—	0.00%	227,624	4.14%	July 2043
Total debt obligations	$4,115,344		$3,797,729
Amount due within one year	$408,365		$242,433
Amounts due beyond one year	$3,706,979		$3,555,296

(1) Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its scheduled conversion date.

The Company’s debt facilities are secured by specific pools of containers and related assets owned by the Company. The Company’s debt agreements contain various restrictive financial and other covenants related to leverage, interest coverage, fixed charge coverage, container sales proceeds ratio, net income and debt levels and consolidated tangible net worth, including limitations on certain liens, indebtedness and investments. All of the Company’s debt facilities contain restrictive covenants on borrowing base minimums.

Under the terms of the debt agreements, the total outstanding principal may not exceed an amount that is calculated as the total of the eligible containers designated to the respective facility times a certain advance rate, then plus the restricted cash amount (the “Asset Base”). For secured debt and revolving credit facilities, the total outstanding principal may not exceed the lesser of the commitment amount or the Asset Base. TGH and its subsidiaries were in full compliance with these restrictive covenants as of December 31, 2020.

 Secured Debt Facilities

(a)	TMCL II

TMCL II has a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000. There is a commitment fee on the unused amount of the total commitment, payable monthly in arrears. The interest rate, payable monthly in arrears, is one-month LIBOR plus spread of 1.75% during the revolving period prior to the conversion date.

Credit Facilities

(a)	TL

TL has a revolving credit facility (the “TL Revolving Credit Facility”) that provides for an aggregate commitment amount of up to $1,500,000 (which includes a $25,000 letter of credit facility). There is a commitment fee on the unused amount of the total commitment, payable quarterly in arrears. The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 2023 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility is based either on the base rate for Base Rate loans plus a spread between 1.5% and 2.0% or LIBOR for Eurodollar rate loans plus a spread between 2.0% and 2.5%, as defined in the credit agreement, which varied based on TGH’s leverage. Interest payments on Base Rate loans and Eurodollar rate loans are payable in arrears on the last day of each calendar month and on the last day of each interest period, respectively. In July 2020, TL entered into an amendment of the TL Revolving Credit Facility which revised certain of the covenants and restrictions.

The TL Revolving Credit Facility contains cross default provisions that may result in an acceleration of principal repayment under the debt facility if an uncured default condition were to exist. TGH acts as an unconditional guarantor of the TL Revolving Credit Facility.

(b)	TAP Funding

TAP Funding had a credit agreement, that provides for a revolving credit facility with an aggregate commitment amount of up to $155,000 (the “TAP Funding Revolving Credit Facility”). There was a commitment fee on the unused amount of the total commitment, payable monthly in arrears. Interest on the outstanding amount due under the TAP Funding Revolving Credit Facility was based on one-month LIBOR plus 1.95%, payable monthly in arrears. In February 2020, the Company entered into an amendment of the TAP Funding Revolving Credit Facility which decreased the aggregate commitment amount from $190,000 to $155,000, reduced the advance rate from 80% to 78%, and revised certain of the covenants and restrictions.

In February 2021, the Company fully repaid and terminated the TAP Funding Revolving Credit Facility (see Note 14 “Subsequent Event” for further information).

Term Loan

(a)	TL

TL has a $160,000 fixed rate term loan (the “TL 2019 Term Loan”) with a group of financial institutions. Interest on the outstanding amount due under the TL 2019 Term Loan is based on a fixed rate of 3.50% per annum, payable monthly in arrears. In July 2020, TL entered into an amendment of the TL 2019 Term Loan which revised certain of the covenants and restrictions. The TL 2019 Term Loan also contains cross default provisions that may result in an acceleration of principal repayment under the debt facility if an uncured default condition were to exist.

(b)	TMCL VI

TMCL VI has a $300,000 fixed rate term loan (the “TMCL VI Term Loan”) with a lender group comprised of a financial institution and one institutional investor. Under the terms of the TMCL VI Term Loan, both principal and interest incurred are payable monthly.

 Bonds Payable

(a)	TMCL V

TMCL V 2017-1 Bonds. TMCL V issued the Series 2017-1 Fixed Rate Asset Backed Notes (the “TMCL V 2017-1 Bonds”), $350,000 aggregate Class A principal amount and $70,000 aggregate Class B principal amount of TMCL V 2017-1 Bonds. Under the terms of the TMCL V 2017-1 Bonds, both principal and interest incurred were payable monthly. In August 2020, TMCL V 2017-1 Bonds was terminated and fully repaid by proceeds from the TMCL VII 2020-1 Bonds.

TMCL V 2017-2 Bonds. TMCL V also issued the Series 2017-2 Fixed Rate Asset Backed Notes (the “TMCL V 2017-2 Bonds”), $416,000 aggregate Class A principal amount and $84,000 aggregate Class B principal amount of TMCL V 2017-2 Bonds. Under the terms of the TMCL VII 2020-2 Bonds, both principal and interest incurred were payable monthly. In September 2020, TMCL V 2017-2 Bonds was terminated and fully repaid by proceeds from the TMCL VII 2020-2 Bonds.

(b)	TMCL VII

TMCL VII 2018-1 Bonds. TMCL VII issued the Series 2018-1 Bonds, $250,000 aggregate Class A principal amount and $9,100 aggregate Class B principal amount of Series 2018-1 Fixed Rate Asset Backed Notes (the “TMCL VII 2018-1 Bonds”). Under the terms of the TMCL VII 2018-1 Bonds, both principal and interest incurred were payable monthly. In September 2020, TMCL VII 2018-1 Bonds was terminated and fully repaid by proceeds from the TMCL VII 2020-3 Bonds.

TMCL VII 2019-1 Bonds. TMCL VII issued the Series 2019-1 Fixed Rate Asset Backed Notes (the “TMCL VII 2019-1 Bonds”), $328,900 of aggregate Class A principal amount and $21,100 of aggregate Class B principal amount of TMCL VII 2019-1 Bonds. Under the terms of the TMCL VII 2019-1 Bonds, both principal and interest incurred are payable monthly.

TMCL VII 2020-1 Bonds. In August 2020, TMCL VII issued $380,800 of aggregate Class A principal amount and $69,200 of aggregate Class B principal amount of the Series 2020-1 Fixed Rate Asset Backed Notes (the “TMCL VII 2020-1 Bonds”). Under the terms of the TMCL VII 2020-1 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2020-1 Bonds were primarily used to pay off the TMCL V 2017-1 Bonds and pay down debt in our secured debt facility and revolving credit facility.

TMCL VII 2020-2 Bonds. In September 2020, TMCL VII issued $531,600 of aggregate Class A principal amount and $76,200 of aggregate Class B principal amount of the Series 2020-2 Fixed Rate Asset Backed Notes (“the TMCL VII 2020-2 Bonds”). Under the terms of the TMCL VII 2020-2 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2020-2 Bonds were primarily used to pay off the TMCL V 2017-2 Bonds and pay down debt in our secured debt facility and revolving credit facility.

TMCL VII 2020-3 Bonds. In September 2020, TMCL VII issued $213,000 of aggregate Class A principal amount and $8,000 of aggregate Class B principal amount of the Series 2020-3 Fixed Rate Asset Backed Notes (“the TMCL VII 2020-3 Bonds”). Under the terms of the TMCL VII 2020-3 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2020-3 Bonds were primarily used to pay off the TMCL VII 2018-1 Bonds.

Estimated Future Principal Payments

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of December 31, 2020:

	Twelve months ending December 31,						Available borrowing,	Current and Available Borrowing,
	2021	2022	2023	2024	2025 and thereafter	Total Borrowing	as limited by the Borrowing Base	as limited by the Borrowing Base
TL Revolving Credit Facility	$31,316	$135,245	$1,271,939	$—	$—	$1,438,500	$61,500	$1,500,000
TL 2019 Term Loan	10,898	11,285	11,686	12,102	103,506	149,477	—	—
TMCL II Secured Debt Facility (1)	51,964	56,707	56,439	56,439	427,981	649,531	4,906	654,437
TMCL VI Term Loan	25,206	25,206	25,206	25,206	124,300	225,123	—	—
TMCL VII 2019-1 Bonds (2)	28,000	28,000	28,000	28,000	191,333	303,333	—	—
TMCL VII 2020-1 Bonds (2)	52,906	56,170	56,925	57,669	210,617	434,288	—	—
TMCL VII 2020-2 Bonds (2)	63,858	60,569	66,179	68,745	334,301	593,652	—	—
TMCL VII 2020-3 Bonds (2)	20,111	20,111	20,111	20,111	135,528	215,972	—	—
TAP Funding Revolving Credit Facility	132,150	—	—	—	—	132,150	3,686	135,836
Total (3)	$416,408	$393,294	$1,536,486	$268,272	$1,527,566	$4,142,026	$70,091	$2,290,272

(1)     The estimated future repayments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.

(2)	Amounts on the TMCL VII 2019-1 Bonds, TMCL VII 2020-1 Bonds, TMCL VII 2020-2 Bonds, TMCL VII 2020-3 Bonds, exclude an unamortized discount of $81, $79, $157 and $82, respectively.
(3)	Future scheduled payments for all debts exclude unamortized prepaid debt issuance costs in an aggregate amount of $26,283.

(9) Derivative Instruments

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

The following is a summary of the Company’s derivative instruments as of December 31, 2020:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 1.73% and 2.94% per annum, amortizing notional amounts, with termination dates through January 15, 2023, non-designated	$536,000
Interest rate swap contracts with several banks, with fixed rates between 0.17% and 1.58% per annum, amortizing notional amounts, with termination dates through April 30, 2027, designated	768,250
Interest rate cap contract at 3.00% fixed rate with a termination date of December 31, 2021	30,000
Total notional amount as of December 31, 2020	$1,334,250

The Company has utilized the income approach to measure at each balance sheet date the fair value of its derivative instruments on a recurring basis using observable (Level 2) market inputs. This approach represents the present value of future cash flows based upon current market expectations. The valuation also reflects the credit standing of the Company and the counterparties to the derivative agreements. The credit valuation adjustment was determined to be $247 and $167 (both of which were additions to the net fair value) as of December 31, 2020 and 2019, respectively.

Derivative instruments are designated or non-designated for hedge accounting purposes. The following table summarizes the notional amount and fair value of derivative instruments, which are inclusive of counterparty risk, on the consolidated balance sheets as of December 31, 2020 and 2019:

	2020		2019
	Notional	Derivative Amount	Notional	Derivative Amount
Assets
Interest rate swaps - designated as hedges	$75,000	$47	$—	$—
Interest rate swaps - not designated as hedges	—	—	168,000	135
Total	$75,000	$47	$168,000	$135
Liabilities
Interest rate swaps - designated as hedges	$693,250	$9,665	$110,000	$117
Interest rate swaps - not designated as hedges	536,000	19,570	628,500	13,661
Total	$1,229,250	$29,235	$738,500	$13,778

Designated Derivative Instruments

Derivative instruments that are designated as cash flow hedge for accounting purposes are considered effective hedges and are recorded using hedge accounting. Under cash flow hedging, the entire gain or loss on the derivative is initially reported as a component of accumulated other comprehensive income. Amounts are deferred in accumulated other comprehensive income and reclassified into earnings in interest expense when the hedged item affects earnings. The Company performs quarterly assessments of hedge effectiveness by verifying and documenting the critical terms of the hedge instrument and determining that forecasted transactions have not changed significantly.

The change in fair value of cash flow hedging instruments during the years ended December 31, 2020 and 2019 of pre-tax losses of $12,307 and $110, respectively, were recorded on the consolidated balance sheets in “accumulated other comprehensive income” and pre-tax loss of $2,806 and pre-tax gain of $7 were reclassified to “interest expense, net” when realized. As of December 31, 2018, none of the derivative instruments are designated by the Company for hedge accounting.

Non-Designated Derivative Instruments

Derivative instruments that are not designated as cash flow hedges for accounting purposes are economic hedges. The fair value of the non-designated derivative instruments is measured at each balance sheet date and the change in fair value during 2020, 2019 and 2018 of $6,044, $15,442 and $5,790, respectively, was recorded in the consolidated statements of operations as “unrealized loss on derivative instruments, net.” The differentials between the fixed and variable rate payments under these agreements are recognized in “realized gain (loss) on derivative instruments, net” in the consolidated statements of operations when realized.

The Company expects to reclassify an estimated net loss amount of $4,399 related to the designated interest rate swap agreements from accumulated other comprehensive income to interest expense in the consolidated statements of operations over the next twelve months. The following table summarizes the pre-tax impact of derivative instruments on the consolidated statements of operations and comprehensive income during the years ended December 31, 2020, 2019 and 2018:

		2020	2019	2018
Derivative instruments	Financial Statement Caption
Non-designated derivative instruments	Realized (loss) gain on derivative instruments, net	$(12,295)	$1,939	$5,238
Non-designated derivative instruments	Unrealized loss on derivative instruments, net	$(6,044)	$(15,442)	$(5,790)
Designated derivative instruments	Other comprehensive loss	$(12,307)	$(110)	$—
Designated derivative instruments	Interest expense, net	$(2,806)	$7	$—

(10) Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale.

The following tables show segment information for 2020, 2019 and 2018, reconciled to the Company’s income before income tax and noncontrolling interests as shown in its consolidated statements of operations:

	Container	Container	Container
2020	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$537,534	$891	$—	$—	$—	$538,425
Lease rental income - managed fleet	—	62,448	—	—	—	62,448
Lease rental income	$537,534	$63,339	$—	$—	$—	$600,873
Management fees - non-leasing from external customers	$392	$129	$4,750	$—	$—	$5,271
Inter-segment management fees	$—	$54,899	$12,575	$—	$(67,474)	$—
Trading container margin	$—	$—	$3,532	$—	$—	$3,532
Gain on sale of owned fleet containers, net	$27,230	$—	$—	$—	$—	$27,230
Depreciation expense	$268,401	$939	$—	$—	$(7,675)	$261,665
Container lessee default recovery, net	$1,675	$—	$—	$—	$—	$1,675
Interest expense	$122,863	$367	$—	$—	$—	$123,230
Write-off of unamortized deferred debt issuance costs and bond discounts	$8,750	$—	$—	$—	$—	$8,750
Realized loss on derivative instruments, net	$12,295	$—	$—	$—	$—	$12,295
Unrealized loss on derivative instruments, net	$6,044	$—	$—	$—	$—	$6,044
Segment income (loss) before income tax and noncontrolling interests (1)	$41,831	$23,641	$16,433	$(3,254)	$(5,352)	$73,299
Total assets	$5,641,866	$180,933	$12,050	$13,691	$(107,164)	$5,741,376
Purchase of containers and fixed assets	$968,204	$194	$—	$—	$—	$968,398
Payments on container leaseback financing receivable	$116,263	$—	$—	$—	$—	$116,263

	Container	Container	Container
2019	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$516,307	$1,552	$—	$—	$—	$517,859
Lease rental income - managed fleet	—	101,901	—	—	—	101,901
Lease rental income	$516,307	$103,453	$—	$—	$—	$619,760
Management fees - non-leasing from external customers	$219	$1,646	$5,725	$—	$—	$7,590
Inter-segment management fees	$—	$48,215	$12,323	$—	$(60,538)	$—
Trading container margin	$—	$—	$7,398	$—	$—	$7,398
Gain on sale of owned fleet containers, net	$21,397	$—	$—	$—	$—	$21,397
Depreciation expense	$266,832	$916	$—	$—	$(7,376)	$260,372
Container lessee default expense, net	$7,867	$—	$—	$—	$—	$7,867
Interest expense	$152,914	$271	$—	$—	$—	$153,185
Realized gain on derivative instruments, net	$1,946	$—	$—	$—	$—	$1,946
Unrealized loss on derivative instruments, net	$15,442	$—	$—	$—	$—	$15,442
Segment income (loss) before income tax and noncontrolling interests (1)	$14,296	$27,747	$21,036	$(4,089)	$(486)	$58,504
Total assets	$5,101,301	$184,215	$19,573	$7,206	$(109,678)	$5,202,617
Purchase of containers and fixed assets	$420,971	$12,706	$—	$—	$—	$433,677
Payments on container leaseback financing receivable	$281,445	$—	$—	$—	$—	$281,445

	Container	Container	Container
2018	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$498,414	$2,948	$—	$—	$—	$501,362
Lease rental income - managed fleet	—	111,342	—	—	—	111,342
Lease rental income	$498,414	$114,290	$—	$—	$—	$612,704
Management fees - non-leasing from external customers	$235	$2,752	$5,542	$—	$—	$8,529
Inter-segment management fees	$—	$48,646	$12,132	$—	$(60,778)	$—
Trading container margin	$—	$—	$3,450	$—	$—	$3,450
Gain on sale of owned fleet containers, net	$36,071	$—	$—	$—	$—	$36,071
Depreciation expense	$255,442	$794	$—	$—	$(6,736)	$249,500
Container lessee default expense, net	$17,948	$—	$—	$—	$—	$17,948
Interest expense	$138,427	$—	$—	$—	$—	$138,427
Write-off of unamortized deferred debt issuance costs and bond discounts	$881	$—	$—	$—	$—	$881
Realized gain on derivative instruments, net	$5,238	$—	$—	$—	$—	$5,238
Unrealized loss on derivative instruments, net	$5,790	$—	$—	$—	$—	$5,790
Segment income (loss) before income tax and noncontrolling interests (1)	$26,166	$20,322	$16,128	$(4,083)	$(2,258)	$56,275
Total assets	$4,648,938	$152,801	$45,110	$10,653	$(88,733)	$4,768,769
Purchase of containers and fixed assets	$765,297	$709	$—	$—	$—	$766,006

(1) Container Ownership segment income (loss) before income tax and noncontrolling interests includes unrealized loss on derivative instruments, net of $6,044, $15,442 and $5,790 for the years ended December 31, 2020, 2019 and 2018, respectively, and write-off of unamortized deferred debt issuance costs and bond discounts of $8,750, $0 and $881 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the years ended December 31, 2020, 2019 and 2018 based on customers’ and Container Investors’ primary domicile:

	Years ended December 31,
	2020	Percent of Total	2019	Percent of Total	2018	Percent of Total
Lease rental income:
Asia	$302,709	50.4%	$329,567	53.2%	$319,286	52.1%
Europe	266,431	44.3%	255,495	41.2%	255,753	41.7%
North / South America	29,391	4.9%	31,786	5.1%	34,053	5.6%
All other international	2,342	0.4%	2,912	0.5%	3,612	0.6%
	$600,873	100.0%	$619,760	100.0%	$612,704	100.0%
Management fees, non-leasing:
Bermuda	$2,797	53.1%	$4,576	60.2%	$4,418	51.8%
Europe	2,397	45.5%	2,334	30.8%	2,089	24.5%
Asia	11	0.2%	28	0.4%	7	0.1%
North / South America	9	0.2%	342	4.5%	1,970	23.1%
All other international	57	1.0%	310	4.1%	45	0.5%
	$5,271	100.0%	$7,590	100.0%	$8,529	100.0%

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the years ended December 31, 2020, 2019 and 2018 based on the location of sale:

	Years ended December 31,
	2020	Percent of Total	2019	Percent of Total	2018	Percent of Total
Trading container sales proceeds:
Asia	$14,896	46.6%	$39,519	67.3%	$13,117	67.0%
North / South America	13,045	40.9%	12,788	21.8%	2,893	14.8%
Europe	3,991	12.5%	6,411	10.9%	3,487	17.8%
All other international	9	0.0%	16	0.0%	71	0.4%
	$31,941	100.0%	$58,734	100.0%	$19,568	100.0%
Gain on sale of owned fleet containers, net:
Asia	$13,082	48.1%	$7,714	36.0%	$18,593	51.5%
North / South America	8,610	31.6%	6,809	31.8%	7,043	19.5%
Europe	5,538	20.3%	5,577	26.1%	9,622	26.7%
Bermuda	—	—	—	0.0%	—	—
All other international	—	—	1,297	6.1%	813	2.3%
	$27,230	100.0%	$21,397	100.0%	$36,071	100.0%

(11) Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. Restricted cash at December 31, 2020 and 2019 consisted of the following:

	2020	2019
Trust accounts	$17,054	$12,822
Other restricted cash accounts	57,093	84,531
Total restricted cash	$74,147	$97,353

Trust accounts

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

Other restricted cash accounts

The Company established certain interest-bearing bank accounts pursuant to certain debt agreements to maintain an amount equal to certain outstanding debt balance and a projected interest expense for a specified number of months.

(b)	Container Commitments

At December 31, 2020, the Company had commitments to purchase containers to be delivered subsequent to December 31, 2020 in the total amount of $795,891. The Company also had commitments to purchase or fund containers under a sales-type leaseback financing arrangement with a lessee in the amount of $6,425.

(c)Distribution Expense to Managed Fleet Container Investors

The amounts distributed to the Container Investors are variable payments based upon the net operating income for each managed container (see Note 3 “Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(12) Share-Based Compensation

As of December 31, 2020, the Company maintained one active share option and restricted share unit plan, the 2019 Share Incentive Plan (“2019 Plan”). The 2019 Plan provided for the grant of share options, restricted share units, performance restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2019 Plan provided for grants of incentive share options only to the Company’s employees or employees of subsidiary of TGH. Awards other than incentive share options could be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of subsidiaries of TGH. At December 31, 2020, 2,238,360 shares were available for future issuance under the 2019 Plan.

Share Options

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

   The following tables summarizes the activity of stock options in the 2019 Plan for the years ended December 31, 2020, 2019, and 2018:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2017	1,524,677	$22.88
Options granted during the period	241,500	$11.15
Options exercised during the period	(15,259)	$8.49
Options expired during the period	(9,552)	$25.77
Options forfeited during the period	(37,458)	$17.61
Balances, December 31, 2018	1,703,908	$21.44
Options granted during the period	250,000	$9.14
Options exercised during the period	(13,014)	$9.70
Options expired during the period	(113,917)	$23.73
Options forfeited during the period	(19,312)	$14.08
Balances, December 31, 2019	1,807,665	$19.76
Options exercised during the period	(113,960)	$11.36
Options expired during the period	(130,711)	$26.14
Options forfeited during the period	(33,968)	$12.40
Balances, December 31, 2020	1,529,026	$19.90
Options exercisable at December 31, 2020	1,189,058	$22.21
Options vested and expected to vest at December 31, 2020	1,510,274	$20.01

As of December 31, 2020, $1,674 of total compensation cost related to non-vested share option not yet recognized is expected to be recognized over a weighted average period of 2 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $19.18 per share as of December 31, 2020 was $4,107. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2020. The aggregate intrinsic value of all options exercised during 2020, 2019 and 2018, based on the closing share price on the date each option was exercised was $710, $4 and $83, respectively.

The following table summarizes information about share options exercisable and outstanding at December 31, 2020:

	Share options exercisable		Share options outstanding
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Range of per-share exercise prices:
$9.13	50,067	$9.13	226,874	$9.13
$9.46	2,500	$9.46	5,000	$9.46
$9.70	210,359	$9.70	210,359	$9.70
$9.75	2,813	$9.75	3,750	$9.75
$11.15	92,946	$11.15	202,560	$11.15
$12.23 - $14.17	158,254	$14.05	158,254	$14.05
$22.95	150,391	$22.95	200,501	$22.95
$28.05 - $28.54	215,514	$28.27	215,514	$28.27
$34.14	162,639	$34.14	162,639	$34.14
$38.36	143,575	$38.36	143,575	$38.36
	1,189,058	$22.21	1,529,026	$19.90

The weighted average contractual life of options exercisable and outstanding as of December 31, 2020 was 4.7 years and 4.9 years, respectively.

The Company did not grant any stock options during the year ended December 31, 2020. The estimated weighted average grant date fair value of share options granted during 2019 and 2018 was $4.47 and $5.40 per share, respectively, and was estimated using the Black-Scholes option pricing model for the years ended December 31, 2019 and 2018 with the following assumptions.:

	2019	2018
Risk-free interest rates	1.7%	2.9%
Expected terms (in years)	5.5	5.5
Expected common share price volatilities	52.9%	49.8%
Expected dividends	0.0%	0.0%
Expected forfeitures	3.4%	4.3%

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

Restricted Share Units (“RSU”) and Performance Restricted Share Units (“PSU”)

  RSU awards granted to employees prior to 2020 have a vesting period of four years or vest in increments of 25% per year on each anniversary of the grant date. RSU awards granted to employees during 2020 have a vesting period of three years or vest in increments of 33.33% per year on each anniversary of the grant date. RSU awards granted to directors fully vest one year after their grant date.

The Company granted PSU awards to certain executives during the year ended December 31, 2020, which are subject to both service and market vesting conditions. The PSU awards will vest at the end of a 3-year performance cycle if the market conditions are met. The market-based conditions will be satisfied if certain milestones based on the Company’s common stock price or relative total shareholder return (“TSR”) are achieved.

The following tables summarizes the activity of RSU and PSU awards under the 2019 Plan for the years ended December 31, 2020, 2019, and 2018:

	RSU and PSU	Weighted average grant date fair value
Balances, December 31, 2017	693,048	$16.03
Share units granted during the period	274,845	$11.92
Share units vested during the period	(289,685)	$16.15
Share units forfeited during the period	(37,458)	$17.27
Balances, December 31, 2018	640,750	$14.20
Share units granted during the period	309,192	$9.20
Share units vested during the period	(281,377)	$13.97
Share units forfeited during the period	(10,945)	$14.32
Balances, December 31, 2019	657,620	$11.95
Share units granted during the period (1)	384,428	$16.96
Share units vested during the period	(300,404)	$12.08
Share units forfeited during the period	(19,743)	$12.62
Balances, December 31, 2020	721,901	$14.55
Share units outstanding and expected to vest at December 31, 2020	677,055	$14.48

(1)

Share units granted during the year ended December 31, 2020 includes 183,560 shares of PSU awards with a grant date fair value of $22.06 per share. On the settlement date for each measurement period of market-based awards, grantees may receive shares equal to 0% to 200% of the awards granted depending upon the achievement of certain market criteria based on the Company’s TSR relative to the peer group during the three-year performance period. There were no PSU awards granted during the years ended December 31, 2019 and 2018.

As of December 31, 2020, $8,833 of total compensation cost related to non-vested time-based RSU and market-based PSU awards not yet recognized is expected to be recognized over a weighted average period of 2 years. The grant date fair value of the market-based PSU awards is recognized as expense ratably over the vesting period and is not adjusted in future periods for the success or failure to achieve the specified market condition.

There were no PSU awards granted during the years ended December 31, 2019 and 2018. The fair value of PSU awards granted during the year ended December 31, 2020 was determined using the Monte Carlo simulation valuation model that incorporated multiple valuation assumptions, including the probability of achieving the specified market condition and the following assumptions.:

2020
Risk-free interest rates	0.16%
Expected common share price volatilities	57.4%
Expected dividends	0.0%

(13) Share Repurchase Program

In August 2019, the Company’s board of directors approved a share repurchase program to repurchase up to $25,000 of the Company’s common shares, in March 2020 the board of directors approved an increase by another $25,000 to this program and in September 2020 the program was further increased by $50,000. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization did not obligate the Company to acquire a specific number of shares during any period, but it may be modified, suspended or terminated at any time at the discretion of the Company’s board of directors.

During the year ended December 31, 2019, the Company repurchased 878,637 shares at an average price of $9.75 and for a total amount of $8,597, including commission paid. During the year ended December 31, 2020, the Company repurchased 6,736,493 shares at an average price of $10.17 for a total amount of $68,493, including commissions paid. As of December 31, 2020, approximately $23,202 remained available for repurchases under the share repurchase program.

      .

(14) Subsequent Event

On January 19, 2021, the Company completed the acquisition of 49.9% of the common shares of TAP Funding from TAP Ltd. for a total purchase price consideration of $21,500. Following the acquisition, the Company owns 100% of TAP Funding and became a wholly-owned subsidiary of the. On February 10, 2021, the Company fully paid and terminated its TAP Funding Revolving Credit Facility.

On February 10, 2021, TMCL VII issued $523,500 of aggregate Class A and $26,500 of aggregate Class B Series 2021-1 Fixed Rate Asset Backed Notes (“the TMCL VII 2021-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The TMCL VII 2021-1 Bonds totaling $550,000 represent partially amortizing notes payable over an expected payment term of 7.5 years. Proceeds from the TMCL VII 2021-1 Bonds were primarily used to pay down the Company’s revolving credit facilities to create additional borrowing capacity for future container investments. The TMCL VII 2021-1 Bonds are secured by a pledge of TMCL VII’s assets.

On February 19, 2021, TL completed a $70,270 seven-year term loan with a group of financial institutions that represents a partially amortizing term loan based on defined repayment schedules until February 2028. Interest on the outstanding amount due under this term loan is based on a fixed rate of 2.65% per annum, payable monthly in arrears. Proceeds from this term loan were used to pay down TL’s revolving credit facility.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

Parent Company Information

Years Ended December 31, 2020, 2019 and 2018

(All currency expressed in United States dollars in thousands)

	2020	2019	2018
Operating expenses:
General and administrative expense	$3,988	$4,089	$4,083
Total operating expenses	3,988	4,089	4,083
Loss from operations	(3,988)	(4,089)	(4,083)
Other income:
Equity in net income of subsidiaries	76,076	60,813	54,461
Interest income	80	—	—
Other, net	654	—	—
Net other income	76,810	60,813	54,461
Income before income tax	72,822	56,724	50,378
Income tax benefit	—	—	—
Net income attributable to Textainer Group Holdings Limited common shareholders	$72,822	$56,724	$50,378
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.37	$0.99	$0.88
Diluted	$1.36	$0.99	$0.88
Weighted average shares outstanding (in thousands):
Basic	53,271	57,349	57,200
Diluted	53,481	57,459	57,487
Other comprehensive income (loss), before tax:
Change in derivative instruments designated as cash flow hedges	(12,307)	(110)	—
Reclassification of realized loss (gain) on derivative instruments designated as cash flow hedges	2,806	(7)	—
Foreign currency translation adjustments	177	42	(127)
Comprehensive income, before tax	63,498	56,649	50,251
Income tax benefit related to items of other comprehensive income (loss)	91	—	—
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$63,589	$56,649	$50,251

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2020 and 2019

(All currency expressed in United States dollars in thousands)

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$12,372	$5,956
Prepaid expenses and other current assets	336	310
Due from affiliates, net	2,679	638
Total current assets	15,387	6,904
Investments in subsidiaries	1,245,427	1,253,763
Total assets	$1,260,814	$1,260,667
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$394	$476
Total current liabilities	394	476
Shareholders’ equity:
Common shares	587	583
Treasury shares	(86,239)	(17,746)
Additional paid-in capital	417,421	411,407
Accumulated other comprehensive loss	(9,744)	(511)
Retained earnings	938,395	866,458
Total shareholders’ equity	1,260,420	1,260,191
Total liabilities and shareholders’ equity	$1,260,814	$1,260,667

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2020, 2019 and 2018

(All currency expressed in United States dollars in thousands)

	2020	2019	2018
Cash flows from operating activities:
Net income attributable to Textainer Group Holdings Limited common shareholders	$72,822	$56,724	$50,378
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(76,076)	(60,813)	(54,461)
Dividends received from subsidiaries	76,167	46,823	—
Share-based compensation	4,723	4,388	7,355
Decrease (increase) in:
Prepaid expenses and other current assets	(26)	(128)	34
Increase (decrease) in:
Accounts payable and accrued expenses	(82)	(237)	145
Total adjustments	4,706	(9,967)	(46,927)
Net cash provided by operating activities	77,528	46,757	3,451
Cash flows from investing activities:
(Decrease) increase in investments in subsidiaries, net	(2,050)	(41,865)	127
Net cash (used in) provided by investing activities	(2,050)	(41,865)	127
Cash flows from financing activities:
Purchase of treasury shares	(68,493)	(8,597)	—
Issuance of common shares upon exercise of share options	1,295	126	130
Due (from) to affiliates, net	(2,041)	49	333
Net cash (used in) provided by financing activities	(69,239)	(8,422)	463
Effect of exchange rate changes	177	42	(127)
Net increase (decrease) in cash and cash equivalents	6,416	(3,488)	3,914
Cash and cash equivalents, beginning of the year	5,956	9,444	5,530
Cash and cash equivalents, end of the year	$12,372	$5,956	$9,444

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2020, 2019 and 2018

(All currency expressed in United States dollars in thousands)

		Additions
	Balance at	Charged to		Balance at
	Beginning of	Expense		End of
	Year	(Recovery)	Deductions	Year
December 31, 2018
Accounts receivable, allowance for doubtful accounts	$7,632	$3,574	$(5,477)	$5,729
December 31, 2019
Accounts receivable, allowance for doubtful accounts	$5,729	$2,096	$(1,526)	$6,299
December 31, 2020
Accounts receivable, allowance for doubtful accounts	$6,299	$(3,149)	$(487)	$2,663

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document

1.1	Memorandum of Association of Textainer Group Holdings Limited (1)

1.2	Bye-laws of Textainer Group Holdings Limited (2)

2.1	Form of Common Share Certificate (3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”) (4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (5)

4.3	Second Amendment to the Office Lease, dated as of April 23, 2015, by and between Columbia REIT – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (6)

4.4*	Employment Agreement, dated August 13, 2018 by and between Textainer Equipment Management (U.S.) Limited and Olivier Ghesquiere (7)

4.5*	Employment Agreement, dated September 13, 2018 by and between Textainer Equipment Management (U.S.) Limited and Michael Chan (8)

4.6*	2019 Share Incentive Plan (as amended and restated effective May 23, 2019) (9)

4.7*	2008 Bonus Plan (10)

4.8*	Form of Indemnification Agreement (11)

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

4.11	Second Amended and Restated Textainer Marine Containers Limited II Series 2012-1 Supplement, dated August 31, 2017 to the TMCL II Indenture (the “Series 2012-1 Supplement”) (14)

4.12	Amendment No. 1 to TMCL II Indenture, dated July 24, 2019, by and among, Textainer Marine Containers Limited II, as issuer and Wells Fargo Bank, National Association, as indenture trustee) (15)

4.13	Amendment No. 1 to the Series 2012-1 Supplement, dated July 24, 2019 (16)

4.14	Container Management Services Agreement, dated as of December 1, 2016, by and between Maccarone Container Fund, LLC and Textainer Equipment Management Limited (17)

8.1†	Subsidiaries of the Registrant

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

Exhibit Number	Description of Document
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

15.1†	Consent of KPMG LLP

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Filed herewith.
*	Indicates management contract or compensatory plan.
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(6)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001- 33725) filed with the SEC on March 11, 2016.
(7)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(8)	Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(9)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-233323) filed with the SEC on August 16, 2019.
(10)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(11)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(12)	Incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(13)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(14)	Incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(15)	Incorporated by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 30, 2020.
(16)	Incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 30, 2020.

(17)	Incorporated by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 27, 2017.

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

March 18, 2021