Form 20-F
period 2021-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2022-03-17
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Adam Hopkin

Textainer Group Holdings Limited

Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda

(441) 296-2500

ahh@textainer.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange
7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRA	New York Stock Exchange
6.25% Series B Fixed Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRB	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

48,831,855 Common Shares

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

Large accelerated filer ☒            Accelerated filer ☐            Non-accelerated filer  ☐    Emerging growth company  ☐

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

U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17☐ Item 18☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Auditor Firm Id:	185	Auditor Name:	KPMG LLP	Auditor Location:	San Francisco, California

In this Annual Report on Form 20-F, unless indicated otherwise, references to:  (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common and preferred shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20′ dry freight container, thus a 20′ container is one TEU and a 40′ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20′ dry freight container, so the cost of a standard 20′ dry freight container is one CEU; the cost of a 40′ dry freight container is 1.6 CEU; the cost of a 40′ high cube dry freight container (9′6″ high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other Container Investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “Container Investors” means the owners of the containers in our managed fleet.

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

Forward-looking statements regarding our present plans or expectations involve risks and uncertainties relative to return expectations and related allocation of resources and changing economic or competitive conditions which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply, the magnitude and duration of the COVID-19 pandemic and other factors discussed under Item 3, “Key Information -- Risk Factors” or elsewhere in this Annual Report on Form 20-F, which could also cause actual results to differ from present plans. Such differences could be material.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our common or preferred shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained elsewhere in this Annual Report on Form 20-F, including our financial statements and the related notes thereto, before you decide to buy, hold or sell our common or preferred shares. Any of the risk factors we describe below could adversely affect our business, cash flows, results of operations and financial condition. The market price of our common or preferred shares could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events.

Summary of Risks Related to the Company and Investment in our Shares

The following is a summary of the risks related to our Company and your investment in our shares.  You are encouraged to review all of the risk factors that follow for more detailed information and discussion of how these risks and other risks related to our company and shares may impact us:

•

The demand, pricing and utilization of our leased containers depends on many factors beyond our control, including global economic conditions, economic stability, new container prices, prevailing lease rates, freight demand, international trade and trade barriers, environmental regulations, industry consolidation and other factors.

•

Our results may fluctuate based on risks associated with re-leasing containers after their initial long-term lease and gains and losses associated with the disposition or trading of used equipment. Credit events such as lease defaults, which are enhanced due to our reliance on a limited number of lessees can also impact our results.

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

•

We face various operational and competitive risks which include costs to reposition our containers, surpluses of containers and a lack of storage space could negatively impact us, consolidation or disruptions with container manufacturers could harm our business, competition in the container leasing industry and our lessees may decide to buy, rather than lease their containers.

•

The international nature of the container shipping industry exposes us to numerous risks, additionally terrorist attacks, the threat of such attacks or the outbreak of war and hostilities could negatively impact us, risks from the political and economic policies of China, its legal system and China’s economic activity, exchange rate fluctuations, cargo security regulations and the lack of an international title registry for containers could have an adverse impact on us.

•

We face a number of other business risks including IT system risks, cyber-attack and security breaches, insurance risks, U.S. government contracting risks, risks from acquisitions and joint ventures, risks from attracting and retaining senior executives, environmental regulations, risks from our investments with Trifleet Leasing, potential litigation arising from container management activities, and risks from U.S. laws that impact our international operations.

•

There are a number of tax risks related to our business and shares, these include (i) U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company (ii) we may become subject to unanticipated tax liabilities, (iii) our U.S. subsidiaries may be treated as personal holding companies for U.S. federal tax purposes, (iv) changes in tax laws or their application could adversely affect us, (v) our ability to use our net operating losses to offset future taxable income may be subject to certain limitations, (vi) and the calculation of our income tax expense requires judgment and the use of estimates.

•

There are a number of risks related to our shares and public listings, including (i) any dividends paid in the future could be reduced or eliminated, (ii) we face risks from our share repurchase program, (iii) changes in accounting rules could significantly impact how we, our managed fleet container investors and our customers account for our leases, (iv) the market price and trading volume of our common and preferred shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile, (v) risks related to our dual listing on the Johannesburg Stock Exchange, (vi) U.S. investors may not be able to enforce judgments against us, (vii) we face risks in relation to our continued compliance with corporate governance and financial reporting obligations, (viii) future sales of a large number of our securities into the public market, or the expectation of such sales, could cause the market price of our common and preferred shares to decline significantly, (ix) we have provisions in our bye-laws that may discourage a change of control, (x) you may have greater difficulties in protecting your interests than as a shareholder of a U.S. or South African corporation, and (xi) our bye-laws restrict shareholders from bringing legal action against our officers and directors.

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

Demand for leased containers depends largely on the rate of growth of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. In the past, economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies have resulted in a reduction in the rate of growth of world trade and demand by container shipping lines for leased containers and it is likely that any future downturns would have similar results. Thus, a decrease in world trade can and has adversely affected our utilization and per diem rates and led to reduced revenue and increased operating expenses (such as storage and repositioning costs) and can have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur or the severity or duration of any downturn. Other material factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;
•	economic conditions, profitability, competitive pressures and consolidation in the container shipping and container leasing industry;
•	shifting trends and patterns of cargo traffic;
•	fluctuations in demand for containerized goods outside their area of production;
•	the availability and terms of container financing for us, our competitors and customers;
•	fluctuations in interest rates and currency exchange rates;
•	overcapacity, undercapacity and consolidation of container manufacturers;
•	the lead times required to purchase containers;
•	the number of containers purchased in the current year and prior years by competitors and container lessees;
•	container ship fleet overcapacity or undercapacity;
•	repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;
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

The continued sustainability of international economic growth is uncertain particularly due to the ongoing Novel Coronavirus pandemic which created severe economic contractions and rebounds in 2020 and 2021. The Novel Coronavirus pandemic has increased container trade demand and shipping lines’ financial performance; however the continued strength and duration of this demand is uncertain. As a result, we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults or payment delays by our customers.

Uncertainties relating to Novel Coronavirus include the duration of the outbreak, the countries impacted by the outbreak, recurrence or changes in the scope of the outbreak, and actions that may be taken to contain or treat its impact, by governments and others, including vaccine and medical prevention and treatment developments, declarations of states of emergency, business closures, manufacturing restrictions and a prolonged period of travel and/or other similar restrictions and limitations. The magnitude of the Novel Coronavirus pandemic, including the extent of any impact on our business, financial position, results of operations or liquidity, cannot be reasonably determined at this time due to the continuing development and fluidity of the situation. Disruptions from the Novel Coronavirus or reduced container and/or container trade demand following heavy container investment since the outbreak of COVID-19 may lead to increased credit concerns regarding our customers, reduced container demand, lower utilization of our fleet, lower lease rates, lower sale prices for our used containers, disruptions in the capital markets, increased risk of non-compliance with our debt covenants and operational and business process disruptions for us and our customers.

Any slowdown or reversal of the U.S. and global trade growth due to the Novel Coronavirus or otherwise could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•

Containerized cargo volume growth – A contraction or slowdown in containerized cargo volume growth would likely create lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets.

•

Credit availability and access to equity markets – Issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, a high level of volatility in the equity markets could make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted.

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

Most of these factors are beyond our control. In particular the price of steel declined materially in 2015 and continued to decline in the beginning of 2016 and this was a significant factor in the decline in new container prices and lease rates at that time. New container prices and lease rates reached historically low levels in the beginning of 2016, but starting in the second half of 2016 and until late 2018 steel prices, container prices and lease rates all increased materially. From late 2018 until the middle of 2020 steel prices, container prices and lease rates generally declined and demand for new containers also declined given trade disputes and the emergence of the Novel Coronavirus pandemic.  Since the middle of 2020, steel prices, container prices and lease rates have all materially improved as cargo demand increased. In 2021, record levels of containers were produced at very high prices to satisfy industry demand and the demand created from congestion and trade disruptions. The resolution of these disruptions and possible decline in demand for goods upon the mitigation of the Novel Coronavirus pandemic could cause container prices and lease rates to decline. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies or container factories, overproduction of new containers by factories and the over-buying by shipping lines, leasing companies and tax-driven container investors. The impact on us of the market downturn that ended in the second half of 2016 was more severe than in the past due to the substantial growth in our owned fleet in the prior few years and the relatively high prices paid for new containers in the period from 2010 to 2012 that were initially leased at historically high rates on leases that matured during this period of low lease rates. If future market lease rates decrease or return to historically low levels, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition. Container utilization rates for us and our competitors increased in 2020 and are currently at very high levels by historical standards.  If future container utilization rates decrease, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition.

Reductions in the prices of new containers would harm our business, results of operations and financial condition.

Lease rates for new containers are positively but not exclusively correlated to the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. In the past five years, prices for new standard 20’ dry freight containers have moved in a wide range, with prices ranging between $1,598 and $3,790 during this time. Our average new container cost per CEU increased in 2021 compared to 2020 as container prices increased due to higher steel costs, higher container demand and increased prices from factories. Container prices increased from 2016 to late 2018 and then declined until early 2020 when increases resumed and prices were at historically high levels in 2021. If new container prices decline, the lease rates achievable when older, off-lease containers are leased out will also decrease and the prices obtained for containers sold at the end of their useful lives may also decrease. From late 2018 until early 2020, we generally saw new container pricing and lease rates decline, and these trends reversed for the rest of 2020 and through 2021. A decline in new container prices causes low market lease rates and low resale values for containers, which have and may in the future adversely affect our business, results of operations and financial condition, even if low new container prices allow us to purchase new containers at a lower cost.

We derive a substantial portion of our lease rental income from a limited number of container lessees, and the loss of, or reduction in business, by any of these container lessees could harm our business, results of operations and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of lease rental income and cash flow from a limited number of container lessees. Lease revenues from our 20 largest container lessees represented approximately $674 million or 89.8% of the total fleet lease rental income during 2021. Our three largest customers in 2021 were Mediterranean Shipping Company S.A., which accounted for $158 million or 21.0%, CMA-CGM S.A., which accounted for $92 million or 12.2%, and COSCO Shipping Lines, which accounted for $91 million or 12.1% of our total fleet lease rental income. Due to the ongoing consolidation in the shipping line industry, our 20 largest container lessees are becoming an increasing percentage of our total revenue, with correspondingly increased concentration of credit risk. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition. Our experience with the 2016 Hanjin bankruptcy is an example of the occurrence of one of these materially adverse events.

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

Consolidation, shipping line alliances, and concentration in the container shipping industry could decrease the demand for leased containers or warrant regulatory actions.

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is possible. In recent years, two major German shipping lines have each acquired South American shipping lines, a French shipping line acquired a Singaporean shipping line, two large Chinese shipping lines merged, a German shipping line merged with a Middle Eastern shipping line and a Danish shipping line acquired a German shipping line. Three major Japanese shipping lines also merged together. Additionally, Hanjin declared bankruptcy in August 2016, further reducing the number of large shipping lines. Historically, shipping lines have also formed a number of alliances to share vessel space and the creation of new alliances and changes in the membership of each alliance is ongoing. Consolidation of major container shipping lines and growth of alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. If shipping line alliances are effective at making shipping lines more efficient, this could reduce the demand for containers. The growth of alliances may add pressure to those shipping lines that do not join an alliance as they may find it more difficult to cost effectively serve shippers needs and/or shippers may choose to only ship cargo with alliances due to solvency concerns or otherwise. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition. Significant increases in freight rates during the COVID-19 pandemic have attracted scrutiny of the shipping industry by regulators. United States and international antitrust regulators have announced increased resources devoted to investigating possible collusion or anti-competitive behavior by shipping lines. Penalties on the industry or increased regulation of the industry may adversely affect our customers, impact their financial resources and/or reduce the demand for shipping containers which could negatively impact our operations and results.

The demand for leased containers is partially tied to international trade. If this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business, results of operations and financial condition.

A substantial portion of our containers are used in trade involving goods being shipped from the People’s Republic of China (the “PRC” or “China”) and other Asian countries to the United States, Europe, Latin America or other regions and within Asia. The willingness and ability of international consumers to purchase foreign goods is dependent on political support, in the United States, Europe, Latin America and other countries, for an absence of government-imposed barriers to international trade in goods and services. For example, international consumer demand for foreign goods is related to price; if the price differential between foreign goods and domestically-produced goods were to decrease due to increased tariffs on foreign goods, strengthening in the applicable foreign currencies relative to domestic currencies, rising wages, increasing input or energy costs or other factors, demand for foreign goods could decrease, which could result in reduced demand for intermodal container leasing. A similar reduction in demand for intermodal container leasing could result from an increased use of quotas or other technical barriers to restrict trade. In 2018, a number of major trading economies implemented, and increased tariffs and other trade restrictions and significant renegotiations of existing trade agreements commenced. This continued in 2019 with partial resolutions of certain disputes seen at the end of that year. If these trade restrictions and tariffs continue or increase it may materially impact container demand and change trade patterns. The Novel Coronavirus pandemic initially decreased trade demand but cargo growth resumed in mid-2020 particularly for consumer goods and medical supplies. The long term impact of the Novel Coronavirus on trade and cargo demand is uncertain.

The Russian military operation in Ukraine may negatively impact international trade and our business.

The Russian military operation in Ukraine that commenced on February 24, 2022 has resulted in significant economic sanctions and trade controls on Russia with certain countries restricting shipments to or from Russian ports and limitations on Russian banks and entities ability to access international payment systems. The Company has approximately $20 million in net book value of owned containers on lease to a customer that conducts a significant amount of its trading with Russia. If the situation continues, worsens, or if countries impose additional economic sanctions or other business restrictions, including sanctions on countries that are supporting Russia or refusing to sanction Russian parties, international trade may be negatively impacted and container trade and demand for our containers may decrease and our business and results of operation could be harmed.

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

Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers fluctuate and may be significant if we sell large quantities of used containers. In 2021, we recognized a net reversal of container impairment charges of approximately $0.4 million, and in 2020 and 2019, we incurred approximately $11 million and $14 million, respectively, of container impairments due to the fact that when we determined the book value of the held for sale containers exceeding their respective fair market value. Any subsequent increase in fair market value was recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. Low disposal prices and the high volume of containers being disposed of can cause an elevated level of container impairments to occur. Continued low disposal prices and/or high disposal volumes could harm our business, results of operations and financial condition. Additionally, even in periods of high disposal prices, if we have limited numbers of older containers returned from shipping lines available to sell, we may be limited in our ability to benefit from periods of high disposal prices.  See Item 5, “Operating and Financial Review and Prospects” for a discussion of our gains or losses on the disposition of used container equipment.

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

The bankruptcy of Hanjin Shipping Co. in 2016 substantially impacted us.

On August 31, 2016, Hanjin filed for bankruptcy protection in South Korea. In the following months, its services ceased operation. The insolvency of Hanjin severely disrupted container trade and the container shipping industry. At the time of the insolvency, containers leased to Hanjin with ownership interests attributable to Textainer represented approximately 4.8% of the total owned and managed fleet in TEU. We incurred substantial costs from the Hanjin insolvency, arising from container recovery expenses, unpaid current and future rental income from Hanjin, container repair expenses, container repositioning expenses, re-leasing expenses and the loss of unreturned containers. Additionally, many containers formerly leased to Hanjin were re-leased at substantially lower lease rates than the rates in the leases with Hanjin and other containers were disposed, often at prices below the book value for the containers. We recovered 94% of the containers formerly leased to Hanjin, with the balance of the containers uneconomic or impossible to recover. We maintained insurance that covered certain costs and losses from customer defaults. At the time of the Hanjin default, our policy provided for $80 million of coverage after a $5 million deductible was met. We collected substantially all of our insurance claim related to the Hanjin insolvency, however this was insufficient to cover all of our losses and disruptions related to Hanjin. Our customer default insurance expired at the end of 2020 and we determined not to renew coverage given the premium, deductible and policy terms and this coverage may not become economic in the future.

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

We experienced lessee defaults, including the default of Hanjin in 2016 discussed above, which severely negatively impacted our financial performance, and we believe that there is the continued risk of lessee defaults in the future. Historically, efforts to maintain high freight rates on the major trade lanes generally have not been sustainable for long periods of time. Excess vessel capacity due to new ship production, including the production of very large ships, and the re-activation of previously laid up vessels may be a factor in the future, especially if older vessels are not scrapped. Major shipping lines are expected to have record profits overall for 2021 given the trade demand increase that commenced in the middle of 2020, however reliable information about the financial position and resources of many shipping lines can be difficult to obtain and all shipping lines may not benefit equally from the higher trade demand. Excess vessel capacity and continued new vessel deliveries, especially the delivery of very large vessels, may cause freight rate pressure to return in the future. Additionally, the commencement of various tariff and trade restriction actions between major trading nations in 2018 which continued and accelerated in 2019 has increased uncertainty about container trade growth and demand and may increase default risk if tariff actions return and/or increase. While certain trade disputes were resolved at the end of 2019, the duration of these tariff actions may have altered trade patterns and may have lasting impacts on container demand. The implementation of low sulphur oxide emissions rules noted above may weaken the financial performance of our customers and increase their risk of default. The Novel Coronavirus pandemic has added to uncertainty about container trade demand, freight rates and our lessees’ financial performance and the current higher shipping demand and improved lessee financial performance may not continue. Additionally, shipping lines’ expenses for vessels and containers have significantly increased since the commencement of the Novel Coronavirus pandemic and many of these are fixed long term costs that may be difficult to service if freight rates and trade demand materially weaken. As a result, we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults by our customers.

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

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt.  As of December 31, 2021, we had outstanding indebtedness of $5,381 million under our debt facilities. All of our outstanding indebtedness is secured debt collateralized primarily by our container assets and finance leases. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business.

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

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;
•	reduce our ability to make acquisitions or expand our business;
•	make it more difficult for us to satisfy our current or future debt obligations;
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

Restrictions imposed by our secured debt facilities, revolving credit facilities, term loan and bonds may limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;
•	pay dividends on or redeem or repurchase our common and preferred shares;
•	enter into new lines of business;
•	issue capital stock of our subsidiaries;
•	make loans and certain types of investments;
•	incur liens;
•	sell certain assets or merge with or into other companies or acquire other companies;
•	enter into certain transactions with shareholders and affiliates; and
•	receive dividends, distributions, or other payments from our subsidiaries.

We are also required to comply with certain financial covenants. These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these financial covenants and restrictions, due to weaker financial performance, reduced asset values or otherwise could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets and finance leases. As a result of the 2016 Hanjin bankruptcy, coupled with the lower container returns provided in recent years due to increased competition and lower realized used container prices, in 2016 and 2017 we experienced difficulty in meeting certain of the financial covenants on our lending facilities. We obtained various covenant amendments and waivers to address this situation and subsequently refinanced the majority of our debt with revised covenants. If needed in the future, we may be unable to obtain covenant amendments and waivers from our lenders and some or all of our indebtedness could be in default. Additionally, covenant amendments and waivers may limit our ability to access additional funds for container investment and the cost and expense of covenant amendments, waivers and/or refinancing may limit our available funds for container investment.

If we are unable to enter into interest rate swaps and caps on reasonable commercial terms or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facilities and intend to use borrowings under our revolving credit facilities and our secured debt facilities for such funding in the future. As of December 31, 2021, $2,137 million in aggregate principal amount under our revolving debt facilities are subject to variable interest rates. We have entered into various interest rate swap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”) and Secured Overnight Financing Rate (“SOFR”), the anticipated replacement rate to LIBOR. There can be no assurance that interest rate swaps and caps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate swaps and caps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

The phase out of the London Inter Bank Offered Rate, or LIBOR, may adversely impact us.

As of December 31, 2021, $1,063 million of our variable rate debt is still priced under rates that are indexed to USD LIBOR, which will be discontinued after June 2023. During 2021, one of our variable rate debt facilities, including its related interest rate swap agreements, was amended and transitioned to SOFR. We have remaining floating rate debt agreements that will be outstanding after 2022 which have rates set under LIBOR. We must agree with our lenders for the repricing of this debt under a new rate index prior to the discontinuance of USD LIBOR. Certain of our interest rate hedges and swaps are also priced according to USD LIBOR and will also be impacted by this matter. The Secured Overnight Finance Rate (“SOFR”) has emerged as the preferred alternative rate in the United States for LIBOR by the Alternative Reference Rate Committee (“ARRC”), a group of diverse private-market participants assembled by the Federal Reserve Board and the Federal Reserve Bank of New York. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities in the repurchase agreement market. Given the amount of our remaining floating rate debt indexed to USD LIBOR and our significant annual interest expense, the impact of the discontinuance of USD LIBOR may adversely affect us and our financing structure.

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

Ownership of containers entails greater risk than management of containers for container investors. In 2021, the percentage of containers in our fleet that we own increased from 88% at the beginning of the year to 93% at the end of the year. In the years prior to 2017, we have consistently increased the number of owned containers in our fleet as a percentage of the total fleet, however in 2017 we assumed management of a large fleet from an insolvent leasing company which caused the owned percentage of our fleet to decline a few percentage points. In December 2019, we purchased the fleet of containers we previously managed for Leased Assets Pool Company Limited, an affiliate of Trencor and this increased our owned fleet percentage in 2019. In 2021, we purchased the 49.9% of TAP Funding Limited that we did not own, which further increased our owned fleet percentage in 2021. The increased number of containers in our owned fleet increases our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales prices upon the disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, add third party container investors and/or acquire other fleets.

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

Container manufacturing shutdowns in China in the wake of the financial crisis drastically reduced the production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.0% in 2010 and 8.6% in 2011. During the period of shutdowns, container manufacturers lost up to 60% of their skilled work force and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011 and continued steady production from 2012 through 2021, if there is a sustained reduction in the production of new containers due to the Novel Coronavirus or otherwise, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

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

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than to buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. In part due to constraints on their financing and need to allocate capital to new ship purchases, scrubber installations for low sulphur emissions compliance and port terminals, in recent years, shipping lines have generally reduced their purchases of new containers. In 2021, we believe that approximately 60% of all shipping containers were purchased by leasing companies. Although we believe that this percentage should somewhat rebalance itself, we still expect leasing companies to be a major purchaser of the new containers to be produced. In 2021, shipping lines are reporting historic profitability and they may have additional financial resources in the future to allocate to container purchases. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased repositioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

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

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2021, approximately 21.7% of our total lease billing was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. All container manufacturing facilities from which we purchased our containers in 2021 are located in the PRC. A reduced rate of economic growth, changes to economic or trade policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 79% of our direct container expenses - owned fleet were denominated in U.S. dollars for the year ended December 31, 2021. Accordingly, a significant amount of our expenses is incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2021, 2020 and 2019, 21%, 28% and 23%, respectively, of our direct container expenses – owned fleet were paid in different foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income. While the prices of the used containers we trade or dispose are primarily quoted and billed in U.S. dollars, declines in the currencies where these containers are sold relative to the

U.S. dollar can serve to reduce the market prices for used containers, which will decrease our net income. We do not engage in foreign currency hedging activities which might reduce the volatility associated with exchange rates.

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

The efficient operation of our business is highly dependent on our proprietary information technology systems. We rely on our systems to record transactions, such as repair and depot charges, purchases and disposals of containers and movements associated with each of our owned or managed containers. We use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio, reduce costs and improve customer service. We also rely on these systems for the accurate tracking of the performance of our managed fleet for each container investor. In 2020, we commenced efforts to replace several legacy computer systems that are central to our business operations, and we implemented our new enterprise resource planning “ERP” system in 2022 to enhance the efficiency and effectiveness of our internal administrative activities and certain financial accounting and reporting processes. The failure of our systems to perform as we expect, or any failure to successfully replace our legacy systems, could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. Our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses or cyber-attacks. Even though we have developed redundancies and other contingencies to mitigate any disruptions to our information technology systems, these redundancies and contingencies may not completely prevent interruptions to our information technology systems. In recent years we have moved various information technology systems and data to cloud-based storage providers and software vendors. We face additional risks from relying on third parties to store, process and manage our data and software. Any such interruptions could harm our business, results of operations and financial condition.

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

Cybersecurity incidents have increased in number and severity, and it is expected that these trends will continue. Should the Company be affected by such an incident, we may incur substantial costs and suffer other negative consequences, which may include substantial remediation costs, such as liability for stolen assets or information, repairs of system damage, and incentives to customers or business partners in an effort to maintain relationships after an attack, as well as litigation and legal risks.

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

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Our depots are also required to maintain insurance and indemnify us against losses. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we previously maintained insurance that, after satisfying significant deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers. Given the high premium, significant deductible, and policy exclusions in this policy, we determined to lapse our coverage for 2021. Lessees’ and depots’ insurance policies and indemnity rights may not protect us against losses. Our own insurance may prove to be inadequate or have too high deductibles to prevent against losses or in the future coverage may be unavailable or uneconomic, and losses could arise from a lack of insurance coverage.

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

Tax Risks Related to Our Business and Investment in Our Common and Preferred Shares

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.

Based upon the nature of our business activities, we could become classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to direct or indirect U.S. investors in our common and preferred shares. For example, if we are a PFIC, our U.S. investors could become subject to increased tax liabilities under U.S. tax laws and regulations and could become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either:

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

Under the PFIC rules, unless a U.S. investor is permitted to and does elect otherwise under the Internal Revenue Code, such U.S. investor would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common and preferred shares, as if the excess distribution or gain had been recognized ratably over the investor’s holding period for our common and preferred shares. Based on the composition of our income, valuation of our assets, and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes, we do not believe we were a PFIC for any period after our initial public offering (“IPO”) date and we do not expect that we should be treated as a PFIC for our current taxable year. However, there can be no assurance at all in this regard. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the U.S. Internal Revenue Service (“IRS”) may challenge our determination concerning our PFIC status.

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

On March 27, 2020, the US Coronavirus Aid, Relief, and Economic Security Act (“CARES”) of 2020 was signed into law. For applicable impacted years, the CARES Act introduced measures such as (1) additional carryback years as well as the elimination of the 80% taxable income limitation on net operating losses (“NOL”) usage; (2) enhanced interest deductibility on 163(j) business interest expense (raising adjusted taxable income deduction limit threshold from 30% to 50%); (3) accelerated AMT credit refunds; (4) retroactive technical correction of qualified improvement property costs recovery period; (5) enhanced deductibility of charitable contributions from 10% of taxable income limitation to 25%; and (6) introduced payroll tax deferral programs and loan forgiveness programs (Paycheck Protection Program). None of these measures have a material impact on the Company’s tax situation.

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

We have significant net operating loss carry-forwards in the United States. As of December 31, 2021, we had net operating loss carry-forwards relating to U.S. federal income taxes; $106,151 which will begin to expire from December 31, 2021 (prior to factoring in 2021 net taxable income, estimated to be $2,752, fully offset by existing NOLs) through December 31, 2037 if not utilized and $24,735 has no expiration date.

In the United States, utilization of these net operating loss carry-forwards for federal income tax purposes may be subject to an annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change within the meaning of Section 382 occurs if a transaction or series of transactions over a three-year period result in a cumulative change of more than 50% in the beneficial ownership of a company’s stock. We do not believe we have a limitation on the ability to utilize our net operating loss carry-forwards under Section 382 as of December 31, 2021. However, issuances, sales and/or exchanges of our stock (including, potentially, relatively small transactions and transactions beyond our control) occurring after December 31, 2021, taken together with prior transactions with respect to our stock over a three-year period, could trigger an ownership change under Section 382 in the future and therefore a limitation on our ability to utilize our net operating loss carryforwards. Any such limitation could cause some loss carryforwards to expire before we would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of our tax assets or both.

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

Risks Related to Our Common Shares, Preferred Shares and Public Listings

Any dividends paid in the future could be reduced or eliminated.

We eliminated our common share dividend payment in the fourth quarter of 2016. In the fourth quarter of 2021, we announced the commencement of dividends on our common shares. While common share dividends have been reinstated, any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year, in each quarter of a year, or pay any specific amount of dividends. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) TL’s revolving credit facilities or term loan, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction, suspension or elimination of dividends may negatively affect the market price of our common and preferred shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends as permitted under our lending agreements.

We face risks from our share repurchase program.

In September 2019, we announced a share repurchase program to repurchase up to $25 million of our shares; the program has been increased several times and currently is authorized to repurchase up to a total of $200 million of our shares. Purchases under this program are at our discretion and we may not purchase all $200 million of shares authorized under the program. This program may be increased, reduced, or terminated at any time by us. Share repurchases may reduce our financial flexibility, limit our ability to reduce debt, limit our ability to continue or increase our dividend program and may reduce our funds available for container investments. Using funds to repurchase shares could cause our debt to equity ratio to increase and may impair our ability to comply with the financial covenants in our debt agreements. Share repurchases may also reduce the number of shares available for other investors to purchase in the market which could add to share price volatility for our stock. We face these and other risks related to share repurchases. During 2021, 2020 and 2019, the Company repurchased approximately 2,426,725, 6,736,493 and 879,000 shares, respectively, for a total amount of approximately $72 million, $69 million and $9 million, respectively.

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

The market price and trading volume of our common and preferred shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile.

The market price of our common and preferred shares has been and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common and preferred shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from an intra-day low of $4.23 per share to an intra-day high of $43.96 per share. If the market price of the shares declines significantly, the value of an investment in our shares would decline. The market price of our common and/or preferred shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common or preferred shares or result in fluctuations in the price or trading volume of our common or preferred shares include:

•	variations in our quarterly operating results;
•	failure to meet analysts’ earnings estimates;
•	publication of research reports about us, other intermodal container lessors or the container shipping industry or the failure of securities analysts to cover our shares or our industry;
•	additions or departures of key management personnel;
•	adverse market reaction to any indebtedness we may incur or preferred or common shares we may issue in the future;
•	changes in our dividend payment or share repurchase policies or failure to execute our existing policies;
•	actions by shareholders;
•	changes in market valuations of similar companies;
•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;
•	speculation in the press or investment community;
•	changes or proposed changes in laws or regulations affecting the container shipping industry or enforcement of these laws and regulations, or announcements relating to these matters; and
•	impact of global financial crises or stock market disruptions.

Recently and in the past, the stock market has experienced extreme price and volume fluctuations. These market fluctuations could result in extreme volatility in the trading price of our common or preferred shares, which could cause a decline in the value of your investment in our common or preferred shares. In addition, the trading price of our common or preferred shares could decline for reasons unrelated to our business or financial results, including in reaction to events that affect other companies in our industry even if those events do not directly affect us. You should also be aware that price volatility may be greater if the public float and trading volume of our common or preferred shares are low.

We face risks related to our dual listing on the Johannesburg Stock Exchange and our relationship with Trencor.

Trencor Limited, a company traded on the Johannesburg Stock Exchange (the “JSE”) in South Africa, owned approximately 47.5% of our issued and outstanding common shares as of December 31, 2018. In December 2019 we commenced a secondary, or dual, listing of our common shares on the JSE under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and these shares are now trading on the JSE. In June 2020, Trencor distributed its remaining 3.0 million shares in the Company to Trencor’s own shareholders and those shares trade on the JSE. Following the June 2020 distribution of shares, Trencor no longer holds any shares in the Company. One of our nine directors is also a director of Trencor, and this director owes fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us as well as Trencor. Any sale or transfer of some or all of the common shares owned by large South African shareholders could adversely affect our share price.

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

If we are unwilling or unable to comply with the current or future continuing listing requirements of the JSE we may have our shares delisted from the JSE.  The JSE is the primary stock exchange in South Africa and there are restrictions on South African investors holding securities outside South Africa, including on the NYSE. A delisting from the JSE might cause significant sales of our common shares and negatively impact the price of our common shares on the NYSE. If we wish to voluntarily delist our shares from the JSE we may be required to provide a cash tender offer to all holders on the JSE and we may be unwilling or financially unable to do so, which could limit our ability to avoid negative share price impacts from any delisting of our common shares on the JSE.

We are a holding company with no material direct operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends, and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common and preferred shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions or lending covenants. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to pay dividends on our common or preferred shares.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our direct and indirect subsidiaries, except Textainer Equipment Management (U.S.) Limited and Textainer Equipment Management (U.S.) II LLC, are incorporated in jurisdictions outside the U.S. A substantial portion of our assets and those of our subsidiaries are located outside of the U.S. In addition, several of our directors are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our non-U.S. subsidiaries, or our directors, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

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

Our management may not be able to continue to meet the regulatory compliance and reporting requirements that are applicable to us as a public company. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. If we do not maintain compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, we could suffer a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our shares to decline.

In addition, if we fail to maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our shares. Furthermore, testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. These regulations have increased our legal and financial compliance costs, we expect the regulations to make it more difficult to attract and retain qualified officers and directors, particularly to serve on our audit and risk committee, and make some activities more difficult, time consuming and costly.

Future sales of a large number of our securities into the public market, or the expectation of such sales, could cause the market price of our common or preferred shares to decline significantly.

Sales of substantial amounts of common securities into the public market, or the perception that such sales will occur, may cause the market price of our common or preferred shares to decline significantly. In September 2012, we completed a sale of 8,625,000 common shares, including 2,500,000 common shares offered by a selling shareholder, Halco. The price of our shares could be negatively impacted if we undertake additional offerings to sell securities. In addition, at our 2019 Annual General Meeting our shareholders approved an amendment and restatement of the 2015 Share Incentive Plan as the 2019 Share Incentive Plan and to increase the maximum number of our common shares issuable pursuant to such plan by 2,500,000 shares and to extend the term of such plan for ten years from the date of the annual meeting of shareholders. The common shares to be issued pursuant to awards under our 2019 Share Incentive Plan have been registered on registration statements on Form S-8 filed with the Securities Exchange Commission and, when issued, will be freely tradable under the Securities Act of 1933.

We have provisions in our bye-laws and in our preferred shares that may discourage a change of control.

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

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so. Additionally on a change of control, subject to certain conditions, preferred shareholders have the right to convert some or all preferred shares to common shares. These provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

At December 31, 2021, Textainer Group Holdings Limited had two directly owned subsidiaries:

•

Textainer Equipment Management Limited (“TEML”), our wholly-owned subsidiary incorporated in Bermuda, which together with its four wholly-owned subsidiaries (see Item 4 (C), “Organizational Structure”) provides container management, acquisition and disposal services to affiliated and unaffiliated container investors; and

•	Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via two subsidiaries:
•	Textainer Marine Containers II Limited (“TMCL II”), a Bermuda company which is wholly-owned by TL; and
•	Textainer Marine Containers VII Limited (“TMCL VII”), a Bermuda company which is wholly-owned by TL.

Our internet website address is www.textainer.com. The information contained on, or that can be accessed through, our website is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

Significant Business Events

In September 2019, the Company announced that Trencor Limited (“Trencor”), a company publicly traded on the JSE in Johannesburg, South Africa under the symbol “TRE” and the former holder of 27.3 million common shares or approximately 47.5% of the Company's issued and outstanding common shares, filed with the JSE a circular (the "Trencor circular") requesting that Trencor's shareholders approve the unbundling of Trencor's shares in Textainer. The Trencor circular was approved by Trencor's shareholders in October 2019 and the Trencor share unbundling was implemented in December 2019. In June 2020, Trencor distributed the remaining 3.0 million shares it retained in the Company to Trencor’s own shareholders. Following the June 2020 distribution of shares, Trencor no longer holds any shares in the Company.

In December 2019, the Company filed a Pre-Listing Announcement with the JSE to commence a secondary, or dual, listing of the Company's common shares on the Main Board of the JSE under the share code "TXT" with commencement of trading on December 11, 2019. The secondary listing was not in connection with any capital raising effort.

In December 2019, the Company entered into a stock purchase agreement with TAC Limited, a wholly-owned subsidiary of Trencor, to purchase Leased Assets Pool Company Limited (“LAPCO”). The purchase price consideration consisted of $65,527 in cash paid to TAC Limited and cash amounts paid by the Company to fully repay LAPCO’s debt facility of $126,289. The Company repaid LAPCO's existing debt at the closing by refinancing this debt in the Company's existing revolving credit facility. LAPCO owned a fleet of approximately 161,000 TEU of intermodal containers managed by the Company and approximately 3,000 TEU of containers managed by other container lessors. In February 2021, the Company dissolved LAPCO, which was a wholly-owned subsidiary of TL (see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In January 2021, the Company completed the acquisition of 49.9% of the common shares of TAP Funding Ltd. (“TAP Funding”) from TAP Ltd. for a total purchase price consideration of $21.5 million. Following the acquisition, the Company owned 100% of TAP Funding which became a wholly-owned subsidiary of the Company. In February 2021, the Company terminated its TAP Funding Revolving Credit Facility. In May 2021, the Company dissolved TAP Funding (see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

In April 2021, the Company completed an underwritten public offering of 6,000,000 depositary shares, each representing a 1/1,000th interest in a share of its 7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares. In August 2021, the Company completed an underwritten public offering of 6,000,000 depositary shares, each representing a 1/1,000th interest in a share of its 6.25% Series B Fixed Rate Cumulative Redeemable Perpetual Preference Shares. For further details on the preferred shares, see Note 13 “Shareholders’ Equity” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

See Item 5, “Operating and Financial Review and Prospects” for further information regarding recent developments in our business.

B.	Business Overview

Our Company

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.7 million containers, representing 4.3 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking.

We lease containers to approximately 200 shipping lines and other lessees, including all of the world’s leading international shipping lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have on average been our customers for 29 years. The average utilization of our total fleet during 2021 was 99.8%.

We have provided an average of approximately 420,000 TEU of new containers per year for the past five years and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of approximately 130,000 containers per year for the last five years to more than 1,000 customers.

We provide our services worldwide via an international network of 14 regional and area offices and around 400 independent depots.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2021, we owned containers accounting for approximately 93% of our fleet.
•

Container Management.  As of December 31, 2021, we managed containers on behalf of 10 unaffiliated container investors, providing acquisition, management and disposal services. As of December 31, 2021, total managed containers accounted for approximately 7% of our fleet.

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

Industry Overview

Containers

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (“ISO”). The industry-standard measurement unit is the Twenty-Foot Equivalent Unit (“TEU”), which compares the length of a container to a standard 20′ container. For example, a 20′ container is equivalent to one TEU and a 40′ container is equivalent to two TEU. Standard dry freight containers are typically 8′ wide, come in lengths of 20′, 40′ or 45′ and are either 8′6″ or 9′6″ high. The principal types of containers are described as follows:

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

•

Dry freight specialized containers.  Dry freight specialized containers consist of open-top and flat-rack containers.  An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products, vehicles, or machinery.

•

Refrigerated containers.  Refrigerated containers include an integral refrigeration unit on one end which plugs into an outside power source and are fitted with insulation. Refrigerated containers are used to transport perishable goods such as fresh and frozen produce.

•

Other containers.  Other containers include tank containers, 45′ containers, pallet-wide containers and other types of containers. The most prominent type of such containers are tank containers which are stainless steel cylindrical tanks enclosed in rectangular steel frames. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids.

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

Container Leasing

The Container Census & Leasing Review and Forecast of the Container Equipment Fleet (2021/2022 Annual Report), published by Drewry Maritime Research, estimates that as of December 2020, leasing companies owned approximately 52% of the total worldwide container fleet of approximately 44.2 million TEU. We estimated that leasing companies owned approximately 53% of the total worldwide container fleet, as of end of 2021. Due to major supply chain disruptions in the global shipping industry primarily caused by port congestion, there was increased container purchasing activity in 2021 from both leasing companies and shipping lines, including some customers of container shipping lines. As trade volume remains elevated, shipping lines have continued to grow their capacity while also positioning additional containers in locations with surplus demand. However, given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing their flexibility to manage the availability and location of containers;
•	increasing their ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Lunar New Year; and
•	reducing their capital expenditures.

Despite the COVID-19 pandemic, the global container leasing demand significantly increased during 2021 which was attributable to shortage of containers and continued high spending on consumer goods. Manufacturers heavily increased production in 2021 at historically high container price levels to meet a surge in market demand, however, as trade patterns normalized, container prices started to stabilize in late 2021. While new production inventory had increased to around 700,000 TEU, depot inventory is at an historically low level as evidenced by the continued high utilization rates throughout the industry. The 2021 exceptionally high new container price environment led to a much higher average lease duration, averaging in excess of 12 years, for container purchases that were leased out during the year. However, the on-going COVID-19 pandemic has added to uncertainty on trade growth and its impact on our industry.

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

Competitive Strengths and Business Strategies

One of the Largest Container Lessors in the Industry and Be the Most Reliable Supplier of Quality Containers.

We operate one of the world’s largest fleets of leased intermodal containers, with a total fleet of 4.3 million TEU as of December 31, 2021. We provide our services worldwide via a network of regional and area offices and independent depots. Our consistent presence in the market buying and selling containers provides us with broad market intelligence, and valuable insight into the demand patterns of our shipping line customers and resale container buyers.

We continue to provide superior equipment and ensure that it is available in the right location and at the right time. Having one of the world’s largest container fleets, we are in a strong position to be the most reliable supplier of dry freight containers to meet the demands of shipping lines.

Proven Ability to Grow Our Fleet Over Time and Continue to Pursue Attractive Container Related Acquisition Opportunities.

Our ability to invest in our fleet has allowed us to become one the world’s largest container lessors. We have demonstrated our ability to increase the size of our container fleet by purchasing containers from manufacturers and by acquiring existing container fleets or their management rights. Over the past 23 years, we have acquired the rights to manage over 1,500,000 TEU from former competitors and we have acquired approximately 962,000 TEU of containers from our managed fleet. We endeavor to make regular purchases of containers to replace older containers and increase the size of our fleet. As one of the largest buyers of new containers, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to reliably purchase containers during periods of high demand and grow our market share with our existing customers.

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

Ability to Generate Attractive Returns Throughout the Container Life-Cycle and Focus on Maintaining High Levels of Utilization.

One of our strengths is our ability to generate attractive revenue streams throughout the economic life of a container in marine service and upon resale of the container at the end of its marine service life. At the end of a lease’s initial term, we generally have the ability to either negotiate an extension of the lease term or to take back the container and re-lease or sell it in order to maximize the container’s return. We focus on renewing or extending our long-term container leases beyond their expiration dates, typically from three to five or more years from the start of the lease. In addition, we attempt to negotiate favorable return provisions on all leases and maintain an active presence in the master and spot lease markets. This flexibility, coupled with our international coverage, organization and resources, allows us to deploy containers to those markets where we can re-lease or sell them on comparatively attractive terms in order to optimize our returns and the residual value of our fleet.

We believe that the long-term nature of our lease portfolio, as well as the presence of both owned and managed containers in our fleet, provides us with a more predictable source of revenues and operating cash flow and higher operating margins over time, enabling us to manage and grow our business more effectively. We will prioritize profitability with attractive yields on our assets through our disciplined focus on optimal lease pricing, longer-term leases and portfolio management, and by maintaining a low-cost structure.

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

Our Container Fleet

As of December 31, 2021, we operated 4,322,367 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of approximately 420,000 TEU of new containers per year over the past five years. Our ability to invest in our fleet on a consistent basis has been instrumental in becoming one of the world’s largest container lessors. The containers that we lease are either owned outright by us or owned by third parties and managed by us.

The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers as of December 31, 2021:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	3,763,799	296,497	4,060,296	3,330,239	263,454	3,593,693
Refrigerated	196,381	7,032	203,413	789,795	28,429	818,224
Other specialized	52,906	5,752	58,658	83,311	8,276	91,587
Total fleet	4,013,086	309,281	4,322,367	4,203,345	300,159	4,503,504
Percent of total fleet	92.8%	7.2%	100.0%	93.3%	6.7%	100.0%

The amounts in the table above did not change significantly from December 31, 2021 to the date of this Annual Report on Form 20-F.

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

Our Leases

Most of our revenues are derived from leasing our owned fleet and managed fleet of containers to our core shipping line customers. The majority of our container leases are structured as operating leases, though we also provide customers with finance leases. Regardless of lease type, we seek to exceed our targeted return on our owned and managed containers over the life of each container by managing container utilization, lease rates, drop-off restrictions and the disposal process. We lease containers under three different types of operating leases (term leases, master leases and spot leases) and also under finance leases.

The following table provides a summary of our total on-hire container fleet by lease type as of December 31, 2021:

	Percent of Total On-Hire Fleet
Lease Portfolio	TEU	CEU
Term leases (included units on-hire under expired term leases)	72.6%	73.0%
Finance leases	23.0%	22.6%
Master leases	3.4%	3.4%
Spot leases	1.0%	1.0%
Total	100.0%	100.0%

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

As of December 31, 2021, our term leases had an average remaining duration of 4.0 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, for leases that are not extended our containers typically remain on-hire at the contractual per diem rate for an additional several months beyond the end of the contractual lease term. For additional information about the minimum future rentals under the long-term leases for our owned and managed fleet at December 31, 2021, see Note 5 “Leases” in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to thirteen years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under other leases. Finance leases require the lessee to keep the containers on lease for the entire term of the lease. As of December 31, 2021, our finance leases had an average remaining term of 10.8 years.

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

Maintenance, Repair and Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us a fee to assume a portion of the financial burden of repairs up to a pre-negotiated amount. A lessee may pay the DPP fee over the term of the lease in the form of a higher per-diem rate (which is recognized as earned over the term of the lease) or a fixed one-time lump sum payment upon the return of a container in exchange for not being charged for certain damages at the end of the lease term. We do not recognize DPP revenue and related expense over the lease term for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended.

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

Management Services

As of December 31, 2021, we owned 93% of the containers in our fleet and managed the rest on behalf of 10 unaffiliated container investors. We earn management fees from management of the container investor’s containers, which include the leasing, repair, repositioning and storage of the managed fleet pursuant to management agreements with container investors. Typically, the terms of the management agreements are for the expected economic useful life in marine service of the containers subject to the agreement. Our management fees from leasing services are calculated as a percentage of net operating income of the containers. Our information technology (“IT”) systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Net operating income is calculated as the lease payment and any other revenue attributable to a container, minus operating expenses related to that container (but not depreciation or financing expenses of the container investor). The container investors are responsible for the direct container expenses incurred in the operation of the managed fleet.

The management fee percentage generally varies based upon the type of lease and the terms of the management agreement. Management fee percentages for long-term leases are generally lower than management fee percentages for master or spot leases because less daily involvement by management personnel is required to manage long-term leases. Fees to manage containers typically include acquisition fees of 1% to 2% of the purchase price; daily management fees of 8% to 12% of net operating income; and disposal fees of 5% to 10% of cash proceeds when containers are sold. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income.

We continue to serve as a long-standing supplier of leased marine containers and chassis to the U.S. Military since 2003 through our contract with the U.S. Transportation Command Directorate of Acquisition (“USTranscom”). Compared to our shipping line customers, we provide a much broader level of services to the U.S. Military under the USTranscom contract. Furthermore, unlike our shipping line customers, who pick up from and return containers to container depots, for the U.S. Military we are required to arrange transportation from a container depot to a military facility upon lease out and to pick up a container at a military facility and return it to a container depot when the lease period has ended. This requires us to arrange for movement of the empty containers by truck, rail and/or vessel. The USTranscom contract provides added compensation for these services. In January 2019, the USTranscom had issued a multi-vendor contract that included us as one of three vendors. The new contract covers a base year starting on March 1, 2019, with four option years running through February 29, 2024. On March 1, 2022, Textainer exercised the right to supply containers for the fourth out of five years (or third option year).

Resale of Containers

We sell containers to optimize their residual value in multiple markets, including locations with low lease-out demand. Our Resale Division sells off-hire containers from our fleet at the end, typically about 13 years, of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy new trading containers and used trading containers from shipping lines and other third parties that we then lease or resell. We generally sell containers to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers. Our Resale Division has a team of container sales and operations specialists in five offices globally that manage the sale process for these used containers. Our Resale Division is one of the largest sellers of used containers among container lessors, selling an average of approximately 130,000 containers per year for the last five years to more than 1,000 customers.

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

Re-leasing

Since our leases allow our lessees to return their containers, we typically lease a container several times during its life. New containers can usually be leased with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased in smaller transactions that are structured to accommodate pick-ups and returns in a variety of locations. Our utilization rates depend in part on our re-leasing capabilities. Factors that affect our ability to re-lease used containers include the size of our lessee base, ability to anticipate lessee needs, their presence in relevant geographic locations and the level of service we provide our lessees. We believe that our global presence and long-term relationships with our container lessees provide us an advantage in re-leasing our containers relative to many of our smaller competitors.

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

Depot Management

As of December 31, 2021, we managed our container fleet through approximately 400 independent container depot facilities in approximately 200 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot relationships and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. Our container repair standards and processes are generally managed in accordance with standards and procedures specified by the IICL. At the time that containers are returned by lessees, the depot arranges an inspection of the containers to assess the repairs required to return the containers to acceptable IICL condition. In general, lessees are responsible for the lessee damage portion of the repair costs, such as dents in the container and debris left in the container, and we are responsible for normal wear and tear.

We occasionally supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet, and majority of our depots are able to report container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting. Most of the depot agency agreements follow a standard form and generally provide that the depot will be liable for loss or damage of off-hire containers and, in the event of loss, will pay us the previously agreed loss value of the applicable containers. The agreements require the depots to maintain insurance against container loss or damage and we carry insurance to cover the risk when a depot’s insurance proves insufficient.

Credit Controls

We monitor our customers’ performance and our lease exposures on an on-going basis. Our credit committee sets different maximum credit exposure limits depending on our relationship and previous experience with each customer lessee and container sales customer. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of financial performance including net worth and profitability, asset ownership, bank and trade credit references, credit bureau reports, operational history and financial strength.

Our marketing and resale staff are also responsible for monitoring collections, which positively contributes to our strong collection and credit approval process through our staff’s close communication with our customers. Our credit management processes are aided by the long payment experience we have with most of our customer lessees and container sales customers, our broad network of long-standing relationships in the container shipping industry that provides current information about customer lessees’ and container sales customers’ market reputations and our focus on collections.

We historically have high recovery rates for containers in default situations and the re-marketability of our container fleet reduces our losses resulting from lessee defaults. From 2015 through 2021, we recovered on average, 85% of the containers that were the subject of defaulted contracts where we had completed the recovery process and had at least 1,000 CEU on lease to the customer. The growth in the container shipping industry also helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, have historically been needed to meet the demand for world containerized trade. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. We previously maintained insurance that covered certain costs typically incurred such as repairs and repositioning when containers are recovered after a default. However, after a major bankruptcy in the shipping industry in 2016, the availability of credit insurance protection became much more limited. While we previously maintained insurance to cover some defaults, recent premium increases, large deductible amounts and significant policy exclusions made the coverage uneconomic and we determined to lapse our coverage for 2021.

Marketing and Customer Service

Our global sales and customer service force is responsible for developing and maintaining relationships with senior management staff at our shipping line customers, negotiating lease contracts and maintaining day-to-day coordination with operations staff. This close customer communication often assists us in negotiating lease contracts that satisfy both our financial return requirements and our customers’ operating needs. It also makes us more likely to be aware of our customers’ potential equipment shortages and makes our customers more likely to be aware of our available container inventories. We have marketing and customer service personnel in North America, Asia, Australia, Europe and in Africa. Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us.

Customers

Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. Military. Our scale, long presence in the business and reliability as a supplier of containers in locations where our customers need them has resulted in very strong relationships with our shipping line customers. Our top 20 customers, as measured by revenues, have on average been our customers for 29 years, and include almost all of the world’s largest shipping lines, as measured by container vessel fleet size. Our top 20 and top 5 customers accounted for approximately 89.8% and 59.1%, respectively, of our total fleet’s 2021 lease rental income. Our three largest customers in 2021 accounted for $158 million or 21.0%, $92 million or 12.2% and $91 million or 12.1% of our total fleet’s 2021 lease rental income. A default by any of our major customers could have a material adverse impact on our business, results from operations and financial condition.

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

Competition

We compete with at least five other major container leasing companies in addition to many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. It is common for our shipping line customers to utilize several leasing companies to meet their container needs.

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

Environmental Responsibility

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

Container shipping has been a key element in furthering world trade and related economic development. Containerization and the use of ever larger vessels have a significantly lower environmental footprint than other forms of shipping such as air freight. Additionally, at the end of container’s useful life at sea, they are not sent to landfills and have a myriad of additional uses, including as construction sheds, static storage and as shelter or housing. Containers used for these purposes have a positive environmental benefit by reducing the need to use new materials to create these storage or housing solutions.

In addition to environmental regulations affecting container movement, shipping, movement and spillage, environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants (i.e. CFC’s and solvent-based paints) due to their ozone depleting and global warming effects, and regulations on the cutting and export of hardwood due to concerns regarding de-forestation and climate change. These environmental regulations may impact the future repair and operating costs for these containers, and we could be required to incur large retrofitting expenses for our refrigerated containers. To comply with new regulations, water borne paint systems have been developed and are being used by container manufacturers. The conversion to water borne paint may impact factory capacity, increase the cost of containers and require greater investment by us in container inspection and factory supervision.

We are an active member in industry groups such as the International Institute of Container Lessors that participate in industry projects such as the evaluation and development of more environmentally friendly container flooring that use bamboo rather than endangered hardwoods. We worked closely with container factories and others in the industry to complete the shift to container flooring that uses farmed wood, such as larch, birch, eucalyptuses and bamboo and we are also supporting industry efforts to implement a floor design which would reduce approximately 30% of the wood content (by substituting steel for wood). We support industry efforts to explore other flooring materials such as orientated strand board and the use of recycled materials. We have also worked with and supported our container suppliers’ transition to the use of waterborne paint that does not use harmful solvents in the drying process. This occurred about five years ago for dry freight containers and the transition is now occurring for refrigerated containers.

For further discussions, see Item 3, “Key Information -- Risk Factors – Environmental liability and regulations may adversely affect our business, results of operations and financial condition.”

Regulation

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet any new requirements imposed by such regulations. For further discussions, see Item 3, “Key Information -- Risk Factors – We may incur costs associated with cargo security regulations, which may adversely affect our business, results of operations and financial condition”. We may also be affected by legal or regulatory responses to potential global climate change. Please see Item 3, “Key Information -- Risk Factors – Environmental liability and regulations may adversely affect our business, results of operations and financial condition.”.

Human Capital Management

We seek to attract, retain, and develop the best talent available in order to drive our continued success and achieve our business goals. Our management team has a solid history in the industry with extensive experience in sourcing, leasing, financing, selling and managing containers. As of December 31, 2021, our global workforce was comprised of approximately 164 employees located in 14 regional and area offices in 13 different countries. We are not a party to any collective bargaining agreements. Our employment policies and procedures are designed to provide a work environment that is responsive to and supportive of each employee’s objectives and we provide competitive compensation and benefits, and meaningful recognition programs to inspire outstanding team and individual performance. As an equal employment opportunity employer, we have protections in place for all protected groups through our Code of Business Conduct and Ethics. We strive for an inclusive, safe, and respectful work environment that fosters employee growth and development.

In 2020, the COVID-19 pandemic had a significant impact on our human capital management. In response to the pandemic, the Company has continued to operate in a remote working environment to support the health and well-being of our employees. The majority of our workforce worked remotely beginning in the first quarter of 2020 and continued into 2022 without significant impacts to productivity, and we have put into place health and safety measures to enable our operations to continue without significant impact. Our agile shift to remote work and use of telecommuting resources created a smooth business transition that allowed for continued collaboration.

C.	Organizational Structure

Our current corporate structure as of March 17, 2022 is as follows:

Textainer Group Holdings Limited
Bermuda
Textainer Equipment Management Limited
Bermuda
Textainer Limited
Bermuda
Textainer Equipment Management
(S) Pte Ltd
Singapore
Textainer Equipment Management
(U.K.) Limited
United Kingdom
Textainer Equipment Management
(U.S.) Limited
United States
Textainer Equipment Management
(U.S.) II LLC
United States
Textainer Marine Containers II
Limited
Bermuda
Textainer Marine Containers VII
Limited
Bermuda

D.	Property, Plant and Equipment

We maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated. We have 14 offices including our head office in Bermuda, our administrative office in San Francisco, California and offices in Cranford, New Jersey; New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Kelang, Malaysia; Hong Kong; and Shanghai, China.

We lease our office space in Bermuda, the U.S., United Kingdom and Singapore and have exclusive agents that secure office space for us in our other locations. The lease for our Bermuda office expires in August 2022, the lease for our San Francisco office expires in May 2027, the lease for our Cranford, New Jersey office expires in January 2025, the lease for our New Malden, United Kingdom office expires in December 2024 and our lease for our Singapore office expires in July 2024. In addition, we have non-exclusive agents who represent us in India, Indonesia, Republic of the Philippines, Sri Lanka, and Thailand. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

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

For the discussion of the financial condition and results of operations for the years ended December 31, 2020 compared to the year ended December 31, 2019, refer to Item 5 “Operating and Financial Review and Prospects - Operating Results” and “- Liquidity and Capital Resources” in our Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission on March 18, 2021, which discussion is incorporated herein by reference.

Overview

Operating since 1979, we are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.7 million containers, representing 4.3 million TEU. During 2021: (i) we invested in approximately $2.0 billion of containers for our fleet, (ii) our utilization averaged 99.8% in 2021 compared to 96.6% in 2020, (iii) our total fleet surpassed 4.5 million CEU as of December 31, 2021, and (iv) we repurchased approximately 2,426,725 shares of our common shares.

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

COVID-19 Impact

The COVID-19 pandemic has had significant impacts on global economies. Governments and other organizations around the world have taken, and may take additional or reimpose previous, emergency measures to combat COVID-19’s spread, including vaccination requirements, implementation of travel bans, shelter-in-place orders and closures of offices, factories, schools and businesses. The decrease in global trade volumes and economic activity due to the COVID-19 pandemic led to disruptions in global shipping and reduced container demand during the first half of 2020. However, we have seen sharp rebound in cargo volumes and leasing demand since the second half of 2020, and continued into 2022, as high demand for consumer goods and supply chain congestion have caused freight volumes to increase. Even as certain government restrictions are lifted and economies gradually stabilized, the shape of the economic recovery is still uncertain as the global vaccination efforts experienced divergent progress and COVID-19 continues to mutate and spread in many places.

We heavily invested in new containers during 2021 in response to strong container demand, which is expected to remain through late 2022 due to high trade activity and prolonged supply-chain disruptions. We currently believe these disruptions are temporary and we have strongly benefited from the increased global containerized trade disruptions that have emerged since the second half of 2020 and throughout 2021. Although we continue to see opportunities for growth at attractive yields for 2022, we are starting to see more normalized levels of container capital expenditures in the new year. While macro uncertainty from COVID-19 remains, we are strategically well positioned in the market as we look out at 2022 and beyond, due to our strong financial performance, our customers’ improved financial performance and strengthening credit profile, the stability provided by the long tenors of our fixed-rate leases and fixed-rate debt, and the overall strong market fundamentals arising from expected elevated cargo volumes through late 2022. For additional information regarding the risk and uncertainties that we could encounter as a result of the COVID-19 pandemic and related global conditions, see Item 3, “Key Information - Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices and the price and availability of other container components;
•	interest rates and availability of debt financing at acceptable terms;
•	our ability to lease our new containers shortly after we purchase them;
•	access to container production capacity;
•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among shipping lines and/or container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers; and
•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics, such as the COVID-19 pandemic, or the outbreak of war and hostilities.

For further details of these and other factors which may affect our business and results of operations, see Item 3, “Key Information-- Risk Factors.”

Key Operating Metrics

The most important driver of our profitability is the extent to which our leasing revenues exceed our operating costs. The key drivers of our leasing revenues are fleet size, lease rates, and utilization. Our operating costs primarily consist of depreciation, direct costs related to the operations of our owned and managed fleet, and interest expense. Our profitability is also driven by the gains or losses we realize on the sale of our containers.

Fleet Size. Our total fleet consists of containers that we own, and containers owned by other container investors that we manage. The size of our fleet increased in 2021 as we heavily invested in new containers in response to strong container demand. During 2021, we purchased approximately $2.0 billion of containers for our fleet, virtually all of which are currently on lease with tenors in excess of 12 years. The table below summarizes the composition of our total fleet, in TEU and CEU, by type of container as of December 31, 2021, 2020 and 2019. TEU and CEU are standard industry measures of container size and relative value and are used to measure the quantity of containers that make up our revenue earning assets:

	Total Fleet in TEU			Total Fleet in CEU
	2021	2020	2019	2021	2020	2019
Standard dry freight	4,060,296	3,522,809	3,265,890	3,593,693	3,139,487	2,926,534
Refrigerated	203,413	191,593	168,684	818,224	772,458	681,688
Other specialized	58,658	59,651	66,238	91,587	93,015	102,930
Total fleet	4,322,367	3,774,053	3,500,812	4,503,504	4,004,960	3,711,152

Lease Rates. We generate lease rental income by leasing our owned container fleet and managed container fleet to container shipping lines and other customers. Lease rental income on operating lease contracts comprises daily per diem rental charges due under the lease agreements and on finance lease contracts represents interest income earned under finance lease contracts, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges and pick-up charges and credits (together “geography revenue”) and charges for a DPP. For further details of our types of leases, see Item 4, “Information of the Company—Business Overview.”

Lease rental income is affected by per diem rates. The per diem rate for a lease is set at the time we enter into a lease agreement. Our long-term per diem rate for new containers has historically been strongly influenced by new container pricing (which in turn is heavily influenced by the cost of container manufacturing inputs such as steel, paint, wood, labor and other components), interest rates, the balance of supply and demand for containers at a particular time and location, our estimate of the residual value of the container at the end of its useful life in marine service, type of the container being leased, container purchasing activities by container shipping lines and competitors, and efficiencies in container utilization by container shipping lines. Average per diem rates for containers in our owned fleet and in the portfolios of containers comprising our managed fleet change slowly in response to changes in new container prices because existing lease agreements can only be re-priced upon expiration of the lease. New container prices significantly increased during 2021, and current price quotes for 20’ dry containers are in the range of $3,400. Average lease rates of our containers on operating leases increased by 5.1% in 2021 compared to 2020, primarily reflecting the favorable current market environment and impact of higher new container prices.

Utilization. Utilization is a key performance indicator that demonstrates how much of our equipment is on lease at a point in time or over a period of time. We measure utilization on the basis of CEU on lease, dividing the actual number of CEU days on-hire by actual CEU days available for lease. We calculate containers available for lease by excluding containers that have been manufactured for us but have not yet been delivered to a lessee and containers designated as held for sale units. Our utilization is primarily a function of our current lease structure, overall level of container demand, the location of our available containers and prevailing lease terms by location. The location of available containers is critical because containers available in high-demand locations are more readily leased and are typically leased on more favorable terms than containers available in low-demand locations.

During 2021, our average utilization increased as trade volumes and global supply-chain disruptions have continued to drive container demand, which is expected to continue through most of 2022. The following table summarizes our average total fleet utilization (CEU basis) for the years ended December 31, 2021, 2020 and 2019.:

	2021	2020	2019
Average utilization	99.8%	96.6%	97.4%

Container Sales. Containers are generally sold at the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. In addition, we purchase new trading containers and used containers from third parties, primarily shipping lines, and resell these containers to a wide variety of buyers. Disposal volumes were lower during 2021 compared to 2020 due to our limited inventory of containers available for sale. Sales prices of our containers increased in 2021 compared to 2020 primarily due to increase in trade volumes, increased demand and general shortage of containers.

Operating Expenses. Storage, handling, maintenance, repositioning, agency costs, insurance expenses and other direct container expenses are operating costs of our fleet. Storage and handling expenses occur when our customers drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other direct container expenses include maintenance expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Storage, handling, maintenance, repositioning, and other direct container expenses are directly related to the number of containers in our fleet and inversely related to our utilization rate for those containers. As utilization increases, we typically have lower storage, handling, maintenance and repositioning expenses.

Our operating costs primarily consist of depreciation expense on our owned fleet. We depreciate our standard dry freight containers over a period of 13 to 14 years, refrigerated containers over a period of 12 years, tank containers over a period of 20 years and open top and flat rack containers over a period of 14 to 16 years, on a straight-line basis to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimates accordingly. Depreciation expense will vary over time based upon the size and the purchase price of containers in our owned fleet.

Interest Expense. Interest expense increased $4,039 from 2020 to 2021 due to a higher average debt balance from funding increased container investment of our owned fleet, partially offset by a decrease in average effective interest rate mainly driven by refinancing of our debt as we took advantage of the low interest rate environment.

A.  Operating Results

Comparison of the Years Ended December 31, 2021 and 2020

The following table summarizes our revenues and gain on sale of owned fleet containers, net for the years ended December 31, 2021 and 2020 and changes between those periods:

	Year Ended December 31,		2021 vs 2020
	2021	2020	$ Change	% Change
	(Dollars in thousands)
Lease rental income - owned fleet	$694,693	$538,425	$156,268	29.0%
Lease rental income - managed fleet	$56,037	62,448	(6,411)	(10.3%)
Lease rental income	$750,730	$600,873	$149,857	24.9%

Management fees - non-leasing	$3,360	$5,271	$(1,911)	(36.3%)

Trading container sales proceeds	$32,045	$31,941	$104	0.3%
Cost of trading containers sold	(21,285)	(28,409)	7,124	(25.1%)
Trading container margin	$10,760	$3,532	$7,228	204.6%

Gain on sale of owned fleet containers, net	$67,229	$27,230	$39,999	146.9%

Lease rental income - increased $149,857 from 2020 to 2021 primarily due to an increase of $58,435 in the growth of our fleet on finance leases, an increase of $40,290 (8.1%) in our total operating fleet that was available for lease, an increase of $40,219 (5.1%) in average per diem rental rates and an increase of $21,093 (3.8%) in utilization, partially offset by a decrease of $15,115 in ancillary lease revenues due to lower drop-off activity.

Management fees – non-leasing decreased $1,911 from 2020 to 2021 primarily due to a decrease of $1,763 in sales commissions primarily due to a reduction in the managed fleet size.

Trading container margin increased $7,228 from 2020 to 2021; $8,934 of the increase resulted from an improvement in per unit margin due to a significant increase in container selling prices, partially offset by a $1,706 decrease which resulted from a reduction in unit sales volume due to our limited inventory of containers available for sale.

Gain on sale of owned fleet containers, net, increased $39,999 from 2020 to 2021; $50,697 of the increase resulted from an improvement in average gain per container sold due to a significant increase in container selling prices and $2,769 of the increase resulted from an increase in day-one gain on sales-type leases, partially offset by a $13,467 decrease which resulted from a reduction in the number of containers being sold due to very low container drop-off volumes and our limited inventory of containers available for sale as a result of high utilization rates.

The following table summarizes our total operating expenses for the years ended December 31, 2021 and 2020 and changes between those periods:

	Year Ended December 31,		2021 vs 2020
	2021	2020	$ Change	% Change
	(Dollars in thousands)
Direct container expense - owned fleet	$23,384	$55,222	$(31,838)	(57.7%)
Distribution expense to managed fleet container investors	50,360	57,311	(6,951)	(12.1%)
Depreciation expense	281,575	261,665	19,910	7.6%
Amortization expense	2,540	2,572	(32)	(1.2%)
General and administrative expense	46,462	41,880	4,582	10.9%
Bad debt recovery, net	(1,285)	(1,668)	383	(23.0%)
Container lessee default recovery, net	(1,088)	(1,675)	587	(35.0%)
Total operating expenses	$401,948	$415,307	$(13,359)	(3.2%)

Direct container expense – owned fleet decreased $31,838 from 2020 to 2021 primarily due to a $18,649 decrease in storage expense and a $9,362 decrease in maintenance and handling expense, resulting from higher utilization, and a $2,437 decrease in insurance expense predominately resulting from our termination of the customer default coverage at the end of 2020.

Distribution expense to managed fleet container investors decreased $6,951 from 2020 to 2021 primarily due to a decrease in lease rental income of the managed fleet resulting from a reduction in the managed fleet size.

Depreciation expense increased $19,910 from 2020 to 2021; $31,389 of the increase was due to a net increase in the size of our owned depreciable fleet, partially offset by a $11,479 decrease due to a net decrease in writing down the value of containers held for sale to their estimated fair value less cost to sell, predominately resulting from improved mark to market value adjustments on certain containers held for sale.

General and administrative expense increased $4,582 from 2020 to 2021, primarily due to a $4,023 increase in incentive compensation and employee benefit costs resulting from improved company performance and IT system enhancement costs.

Bad debt recovery, net, decreased $383 from 2020 to 2021 primarily due to a decrease in the estimates for credit loss reserve on our net investment in finance leases and container leaseback financing receivable in 2021, partially offset by a larger improvement in collections and our general customer credit profile in 2020.

Container lessee default recovery, net for 2021 amounted to a recovery of $1,088, which is summarized in the below table,

(Dollars in thousands)
Cost to recover containers with insolvent lessees	$(3,781)
Charge for written off containers that were deemed unlikely to be recovered from insolvent lessees	(2,793)
Gain associated with recoveries, net of container recovery costs, on containers previously estimated as lost with an insolvent lessee in 2019 who subsequently exited out of bankruptcy	7,662
Container lessee default recovery, net	$1,088

Container lessee default expense recovery, net for 2020 amounted to a recovery of $1,675, primarily due to aggregate payments of $1,386 received on a settlement agreement with an insolvent lessee in the second quarter of 2020.

The following table summarizes other income (expenses) and income tax benefit (expense) for the years ended December 31, 2021 and 2010 and changes between those periods:

	Year Ended December 31,		2021 vs 2020
	2021	2020	$ Change	% Change
	(Dollars in thousands)
Interest expense	$(127,269)	$(123,230)	$(4,039)	3.3%
Debt termination expense	(15,209)	(8,750)	(6,459)	73.8%
Interest income	123	531	(408)	(76.8)%
Realized loss on financial instruments, net	(5,634)	(12,295)	6,661	(54.2)%
Unrealized gain (loss) on financial instruments, net	4,409	(6,044)	10,453	(172.9)%
Other, net	(490)	1,488	(1,978)	(132.9)%
Net other expense	$(144,070)	$(148,300)	$4,230	(2.9)%

Income tax (expense) benefit	$(1,773)	$374	$(2,147)	(574.1)%

Interest expense increased $4,039 from 2020 to 2021 primarily due to a $32,003 increase resulting from an increase in the average debt balance of $987,767, partially offset by a $27,364 decrease resulting from a reduction in average interest rates of 0.57 percentage point.

Debt termination expense for 2021 amounted to $15,209, which included $10,631 loan termination expense and $1,235 write-off of unamortized debt issuance costs resulting from the early redemption of Textainer Marine Containers VI Limited (“TMCL VI”) Term Loan and $2,857 on the write-off of unamortized debt issuance costs of the early redemption of 2019-1 Bonds. Debt termination expense for 2020 amounted to $8,750, primarily related to the early redemption of 2017-1 Bonds, 2017-2 Bonds and 2018-1 Bonds.

Realized loss on financial instruments included amounts for our marketable securities and derivative instruments. Realized loss on marketable securities for 2021 amounted to $226, which was related to certain of the shares of marketable equity securities of a lessee that we received in the second quarter of 2021 for a bankruptcy settlement that were sold in the second half of 2021. Realized loss on derivative instruments, net decreased $6,887 from 2020 to 2021; the decrease was primarily due to the termination of all our interest rate swaps during the second and third quarters of 2021 that were not designated as cash flow hedges. See Note 9 "Derivative instruments" in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Unrealized gain (loss) on financial instruments included amounts for our marketable securities and derivative instruments. Unrealized loss on marketable securities for 2021 amounted to $811, which was related to a fair value change in the marketable equity securities of a lessee that we received in the second quarter of 2021 for a bankruptcy settlement. Unrealized gain (loss) on derivative instruments, net changed from a net loss of $6,044 for 2020 to a net gain of $5,220 for 2021. These changes were primarily due to a reduction in the value of the interest rate derivatives in 2020 compared to an increase in the value of the interest rate derivatives in 2021, mainly resulting from a decrease and an increase in the forward LIBOR curve at the end of the respective periods. All our interest rate swaps that were not designated as cash flow hedges were terminated during the second and third quarters of 2021. See Note 9 "Derivative instruments" in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Other, net for 2020 amounted to $1,488, which included aggregate payments of $830 received on a non-refundable deposit of a cancelled container purchase and lease arrangement with a customer and fee for the early release of cash withheld in escrow account for our acquisition of the LAPCO fleet in 2019.

Income tax (expense) benefit changed from a benefit of $374 for 2020 to an expense of $1,773 for 2021. This change is primarily due to an increase in pre-tax income, partially offset by an increased proportion of the Company’s income generated in lower tax jurisdictions in 2021. See Note 7 “Income Taxes” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Segment Information

For further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” and Note 10 “Segment Information” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

The following table summarizes our income before income taxes attributable to each of our business segments for the years ended December 31, 2021 and 2020 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,		2021 vs 2020
	2021	2020	$ Change	% Change
	(Dollars in thousands)
Container ownership	$239,857	$41,831	$198,026	473.4%
Container management	46,706	23,641	23,065	97.6%
Container resale	19,166	16,433	2,733	16.6%
Other	(4,845)	(3,254)	(1,591)	48.9%
Eliminations	(14,823)	(5,352)	(9,471)	177.0%
Income before income tax	$286,061	$73,299	$212,762	290.3%

Income before income taxes attributable to the Container Ownership segment increased $198,026 from 2020 to 2021. The following table summarizes the variances included within this increase:

From 2020 to 2021
Increase in lease rental income - owned fleet	$156,511
Increase in gain on sale of owned fleet containers, net	39,999
Decrease in direct container expense	17,419
Change from unrealized loss to unrealized gain on derivative instruments, net	11,264
Decrease in realized loss on derivative instruments, net	6,887
Increase in depreciation expense	(21,209)
Increase in debt termination expense	(6,459)
Increase in interest expense	(3,765)
Other	(2,621)
$198,026

Income before income taxes attributable to the Container Management segment increased $23,065 from 2020 to 2021. The following table summarizes the variances included within this increase:

From 2020 to 2021
Increase in management fees	$28,418
Decrease in distribution expense to managed fleet container investors	6,951
Decrease in lease rental income - managed fleet	(6,411)
Increase in general and administrative expense	(4,137)
Other	(1,756)
$23,065

Income before income taxes attributable to the Container Resale segment increased $2,733 from 2020 to 2021. The following table summarizes the variances included within this increase:

From 2020 to 2021
Increase in gain on container trading, net	$7,238
Decrease in management fees	(4,384)
Other	(121)
$2,733

Loss before income taxes attributable to Other activities unrelated to our reportable business segments increased $1,591 from 2020 to 2021 primarily due to change from foreign exchange gain to foreign exchange loss and an increase in general and administrative expense.

Segment eliminations increased $9,471 from 2020 to 2021. This change consisted of a $10,940 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $1,470 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and our direct container expenses and operating expenses were substantially denominated in U.S. dollars. However, we pay our non-U.S. employees in local currencies and certain operating expenses are denominated in foreign currencies. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For further detail on foreign currencies, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F).

B.  Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents (including restricted cash) of $282,572. For the year ended December 31, 2021, cash provided by operating activities, together with the proceeds from container leaseback financing receivable and proceeds from sale of containers and fixed assets was $784,178. In addition, we had $863,401 of maximum borrowing capacity remaining under our debt facilities as of December 31, 2021. We have successfully utilized a wide variety of debt financing alternatives to fund our growth, including revolving credit facilities, term loans and bonds payable. We believe this diversity of debt funding, combined with our access to the public equity markets, provides us with an advantage in terms of both cost and availability of capital, versus our smaller competitors and also some of our shipping line customers. It is likely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.

Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses primarily related to our purchasing of containers, required principal and interest payments on our debt obligations, and any dividends and share repurchases. Also, see our discussion in Note 11 “Commitments and Contingencies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F, which may place demands on our short-term liquidity.

Assuming that our lenders remain solvent, and lessees meet their lease payment obligations, we currently believe that our existing cash and cash equivalents, cash flows generated from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our working capital needs and other capital and liquidity requirements for the next twelve months. While we are not yet through the pandemic, the financial performance of our customers has generally held up better than anticipated since our customers continue to benefit from recent high cargo volumes and high freight rates. We will continue to monitor our liquidity and the credit markets in light of the global economic uncertainty and financial market conditions caused by the COVID-19 pandemic. However, we cannot predict with any certainty the impact on the Company of any further disruptions in the credit environment.

Capital Expenditures and Commitments

As of December 31, 2021, we had container contracts payable to manufacturers of $140,968. During 2021, we paid $2,102,524 for containers and fixed assets, including for containers under leaseback financing receivable, and we have $486,885 of total purchase commitments for future container investments for delivery in 2022. Our capital requirements are primarily financed through cash flows from operations and our debt facilities. The timing of our debt refinancing will depend on our level of future purchases of containers, the size of our debt facilities in the future, and prevailing conditions in the debt markets.

As of December 31, 2021, we had $12,329 of future payment obligations related to our office operating leases, of which $2,271 is due within the next twelve months (for further detail, see Note 5 “Leases” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F).

As of December 31, 2021, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Dividends

During 2021, we paid $9,975 of cash dividends to our preferred shareholders. As of December 31, 2021, we have cumulative unpaid preferred dividends of $854. For further detail of our preferred shares, see Note 13 “Shareholders’ Equity” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

Our board of directors approved the reinstatement of the common share dividend program and declared a $0.25 cash dividend per common share during 2021 for a total aggregate amount of $12,285 to our common shareholders.

Share Repurchase Program

Since the inception of the program in 2019, we repurchased an aggregate total of $149,310 under our share repurchase program, of which $72,220 were repurchased during 2021 (for further detail, see Item 16E, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”).

Preferred Share Offering

During 2021, we completed the offering of our Series A Preferred Shares and Series B Preferred Shares which generated aggregate gross proceeds of $300,000. The net proceeds of $289,580 from the offering were used for general corporate purposes, including the purchase of additional containers (for further discussions, see Note 13 “Shareholders’ Equity” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F).

Description of Indebtedness

As of December 31, 2021, the total outstanding principal balance on our debt facilities was $5,381,163, of which $388,831 are due within the next twelve months. Final maturities on these debt facilities are between September 2023 and August 2046. As of December 31, 2021, approximately 92% of our debt facilities have either fixed interest rates or floating interest rates that have been synthetically fixed through interest rate swap agreements. From time to time, we may issue additional debt in order to raise capital for future requirements. For further discussions and detail on the estimated future principal payments on our debt obligations, see Note 8 “Debt” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

As of December 31, 2021, our estimated future aggregate interest payments on debt obligations amounted to $475,430 (including amounts due within the next twelve months of $107,956), and our estimated future aggregate interest payments on net interest rate swap payables amounted to $60,591 (including amounts due within the next twelve months of $13,365).

As of December 31, 2021, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by the Borrowing Base	Current and Available Borrowing
TL Revolving Credit Facility	$1,062,858	$437,142	$1,500,000	$1,062,858	$299,494	$1,362,352
TL 2019 Term Loan	138,578	—	138,578	138,578	—	138,578
TL 2021-1 Term loan	65,804	—	65,804	65,804	—	65,804
TL 2021-2 Term Loan	206,635	—	206,635	206,635	—	206,635
TMCL II Secured Debt Facility	1,073,741	426,259	1,500,000	1,073,741	—	1,073,741
TMCL VII 2020-1 Bonds (1)	388,194	—	388,194	388,194	—	388,194
TMCL VII 2020-2 Bonds (1)	535,690	—	535,690	535,690	—	535,690
TMCL VII 2020-3 Bonds (1)	195,861	—	195,861	195,861	—	195,861
TMCL VII 2021-1 Bonds (1)	513,333	—	513,333	513,333	—	513,333
TMCL VII 2021-2 Bonds (1)	616,469	—	616,469	616,469	—	616,469
TMCL VII 2021-3 Bonds (1)	584,000	—	584,000	584,000	—	584,000
Total (2)	$5,381,163	$863,401	$6,244,564	$5,381,163	$299,494	$5,680,657

(1)	Amounts for bonds payable exclude unamortized discounts in an aggregate amount of $613.
(2)	Current borrowing for all debts excludes prepaid debt issuance costs in an aggregate amount of $40,030.

Debt Covenants

All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. TGH also acts as an unconditional guarantor of the TL Revolving Credit Facility, the TL 2019 Term Loan, the TL 2021-1 Term Loan, and the TL 2021-2 Term Loan. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants, the Company’s debt facilities also contain other various debt covenants and borrowing base minimums. The TL Revolving Credit Facility, TL 2019 Term Loan, TL 2021-1 Term Loan, and TL 2021-2 Term Loan also contain cross default provisions that may result in an acceleration of principal repayment under these debt facilities if an uncured default condition were to exist.

The debt agreements are the obligations of our subsidiaries and related debt covenants may be calculated at the consolidated or subsidiary level. We are subject to financial covenants such as those related to leverage, interest coverage, container sales proceeds ratio, net income and debt levels, including limitations on certain liens, indebtedness and investments.

The table below reflects the key covenants for the Company that cover the majority of our debt agreements as of December 31, 2021:

Financial Covenant	TGH	TL	TEML
Consolidated leverage ratio	Shall not exceed 3.80:1	Shall not exceed 3.80:1	—
Consolidated fixed charge coverage ratio	Shall not be less than 1.20:1	—	—
Consolidated interest coverage ratio	—	Shall not be less than 4.00:1	—
Consolidated funded debt	—	—	Shall not exceed $1,000
Consolidated tangible net worth	Shall not be less than $972,000 plus 50% of TGH’s net income after Q2 2018	—	—
Annual after-tax profit	—	—	Shall not be less than $2,000

All of the Company’s debt facilities also contain restrictive covenants on borrowing base minimums. As of December 31, 2021, we were in compliance with all of the applicable debt covenants.

Cash Flow

The following table summarizes our cash flow information for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		2021 vs 2020
	2021	2020	$ Change	% Change
	(Dollars in thousands)
Net cash provided by operating activities	611,783	396,255	215,528	54.4%
Net cash used in investing activities	(1,930,129)	(689,902)	(1,240,227)	179.8%
Net cash provided by financing activities	1,395,832	220,730	1,175,102	532.4%

Operating Activities

Net cash provided by operating activities increased $215,528 from 2020 to 2021. The increase in net cash provided by operating activities was due to a $227,459 increase in net income adjusted for depreciation and other non-cash items, partially offset by an $11,931 decrease in net working capital adjustment. The decrease in net working capital adjustment provided by operating activities was primarily due to an increase of $39,999 in gain on sale of owned fleet containers, net, $19,922 on net changes in accounts receivable due to increased level of revenues and timing of customer collections, $9,122 on net changes in trading containers, partially offset by a $60,201 increase in receipt of payments on finance leases, net of income earned.

Investing Activities

Net cash used in investing activities increased $1,240,227 from 2020 to 2021 primarily due to a $1,239,068 increase in payments for container purchases, including containers under leaseback financing receivable, to support the strong container demand.

Financing Activities

Net cash provided by financing activities increased $1,175,102 from 2020 to 2021 primarily due to an increase of $2,749,496 in proceeds from debt, partially offset by an increase of $1,825,162 in principal repayments of debt and a $10,631 payment for loan termination related to the early redemption of TMCL VI Term Loan. Additionally, the increase in cash provided by financing activities was due to the Company’s Series A and Series B preferred shares offering which generated net proceeds of $289,580 and an increase of $16,305 in proceeds from container leaseback financing liability, which were offset by $22,260 cash dividend payments to preferred and common shareholders and a cash payment of $21,500 for the purchase of noncontrolling interest which resulted in the Company’s 100% ownership of TAP Funding.

C.  Research and Development, Patents and Licenses, etc.

We do not carry out research and development activities and our business and profitability are not materially dependent upon any patents or licenses. We have registered “TEXTAINER,” “TEX” and “tex” (logo) in the U.S. Patent and Trademark Office and in the patent and trademark agencies of thirteen countries as trademarks.

D.  Trend Information

Please see Item 5, “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for a description of identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts and disclosures as of the date of the financial statements. We have identified the estimates below as among those critical to our business operations and the understanding of our results of operations. We evaluate our estimates on an ongoing basis, and our estimates and judgments are based on historical experience, various other assumptions that we believe are reasonable under the circumstances and the relevant information available at the end of each period.

Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates or judgments or require us to revise the carrying value of our assets or liabilities as of March 17, 2022, the date of issuance of this Annual Report on Form 20-F. These estimates may change as new events occur and additional information is obtained. Actual results could differ from these estimates under different assumptions or conditions.

Container Rental Equipment

Depreciation. When we acquire containers, we record the cost of the container on our balance sheet. We then depreciate the container using the straight-line method over its estimated useful life (which represents the number of years we expect to be able to lease the container to shipping lines) to its estimated “residual value” (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its “useful life” as a shipping container). Depreciation on leasing equipment commences on the date of first on-hire. Our estimates of useful life are based on our actual historical experience with our fleet, and our estimates of residual value are based on a number of factors including average selling prices.

The Company estimates the useful lives and residual values of its containers to be as follows:

	As of December 31, 2021 and 2020
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

We completed our 2021 annual depreciation policy review during the second half of the year and concluded no change was necessary. To perform the assessment for our estimated residual value, we analyzed sales data over a minimum of a ten-year period from 2011 to August 2021, which reflected the cyclical nature of the global economic environment and more specifically, our industry, and assessed whether the average selling prices fall within a reasonable range compared to current residual values. We believe a ten-year length of time includes sufficient periods of high and low used container prices to allow us to more accurately predict future residual values. If the ten-year period was outside of the range of a container type, we evaluated the trend in average selling prices over three, five, and seven-year periods to corroborate the trend in the ten-year period. To perform the assessment for our estimated useful lives, we also analyzed the average age at disposal for containers sold over the same ten-year period data used for our analysis of residual values. We then performed a peer comparison to evaluate if there were significant differences between the residual values of our containers as compared to peers within the industry.

Valuation of Leasing Equipment. On a quarterly basis, we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. We performed an annual quantitative impairment assessment of our containers held for use as of December 31, 2021 to corroborate that there were no impairment triggers by comparing the total expected undiscounted cash flows of each asset group to its carrying value. When testing for impairment, the evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type. The estimated undiscounted cash flows are based on historical lease operating revenue, expenses and residual values, adjusted to reflect current market conditions. The key assumptions used to determine future undiscounted cash flows are expected utilization, remaining useful lives, expected future lease rates, and expected sales prices of used containers.

Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. When an impairment exists, containers held for use are written down to their fair value and the amount of the write down is recorded in depreciation expense. As of December 31, 2021, the estimated undiscounted future cash flows exceeded the carrying value of our containers held for use in our leasing operations. There were no key indicators of impairment, and we did not record any impairment charges related to our leasing equipment for the years ended December 31, 2021, 2020 and 2019.

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

Any write-down of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are designated as held for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value is recognized as a reversal to container impairment but not in excess of the cumulative loss previously recognized. During the years ended December 31, 2021, 2020 and 2019, we recorded container impairment (reversals) charges of $(385), $11,094 and $14,238, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale, due to rising used container prices. We will continue to monitor the performance of our container fleet and evaluate the key factors driving market conditions and assess the assumptions used in our impairment testing analysis should market conditions warrant a reassessment.

Significant Accounting Policies and Recent Accounting Pronouncements

For further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 17, 2022. Our board of directors is elected annually on a staggered basis and each director holds office for three years or until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

David M. Nurek, Robert D. Pedersen and Grace Tang are designated Class III directors, to hold office until our 2023 annual general meeting of shareholders, Olivier Ghesquiere, James Earl and Cynthia Hostetler are designated Class II directors, to hold office until our 2024 annual general meeting of shareholders and John A. Maccarone, Dudley R. Cottingham, and Hyman Shwiel are designated Class I directors, to hold office until our 2022 annual general meeting of shareholders. Directors may be re-elected when their term of office expires.

In December 2019, we commenced a secondary, or dual, listing of our common shares on the JSE in Johannesburg, South Africa under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and those shares are trading on the JSE. In June 2020, Trencor distributed its remaining 3.0 million shares or approximately 5.3% of our outstanding share capital to Trencor’s own shareholders and these shares are trading on the JSE. Following the June 2020 distribution of shares, Trencor no longer holds any shares in the Company. See Item 7, “Major Shareholders and Related Party Transactions” for an explanation of the relationship between us and Trencor.

Executive Officers and Directors	Age	Position
Hyman Shwiel (1)	77	Chairman
Olivier Ghesquiere	55	Director, President and Chief Executive Officer
Dudley R. Cottingham (1)(2)	70	Director
John A. Maccarone (2)(3)	77	Director
David M. Nurek (2)(3)(4)	72	Director
Robert D. Pedersen	62	Director
Grace Tang (1)	62	Director
James Earl (1)(2)	65	Director
Cynthia Hostetler (1)(3)	59	Director
Michael K. Chan	59	Executive Vice President and Chief Financial Officer

(1)	Member of the Audit and Risk Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Chairman of Trencor. Following the June 2020 unbundling of the remaining shares, Trencor no longer hold any share interest in the Company.

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

Olivier Ghesquiere was appointed President and Chief Executive Officer and to our board of directors in August 2018. Mr. Ghesquiere served as our Executive Vice President – Leasing from January 2017 to August 2018, responsible for worldwide sales and marketing related activities and operations. Mr. Ghesquiere served as our Senior Vice President – Marketing and Sales since December 2015. Mr. Ghesquiere worked at Groupe Ermewa S.A. as Chief Operating Officer and then Chief Executive Officer from January 2009 through February 2015 where he was responsible for growing the railcar and locomotive fleet to become the second largest in Europe. During that time Mr. Ghesquiere was also chairman of Eurotainer SA for which he was the Managing Director from April 2004 through December 2008 where he developed their tank container business focusing on higher value segments of the market. Mr. Ghesquiere has served as Vice Chairman and chairman of the International Tank Container Organization (ITCO) leasing committee from 2006 through 2010. Mr. Ghesquiere holds a degree in Applied Economics from the Louvain School of Management, Belgium.

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

Grace Tang has been a member of our board of directors since August 2020. Ms. Tang was a partner with PwC for 22 years until her retirement in 2020.   She served on the Board of Partners of the PwC China, Hong Kong, Taiwan and Singapore firms.   She served as the leader of the Industrial Products sector and also the multinational client practice in China where she assisted domestic Chinese and international clients.  Ms. Tang serves as an instructor of the Master of Business Administration and Master of Professional Accounting degree programs at the Peking University.  Ms. Tang is a US certified public accountant, a member of the American Institute of Certified Public Accountants, and a fellow of the Hong Kong Institute of Certified Public Accountants.  Ms. Tang has a B.S. from the University of Utah and an M.B.A. from Utah State University.

James Earl has been a member of our board of directors since May 2021. Mr. Earl was an executive with GATX Corporation, a publicly traded lessor of railcars, from 1988 to 2018, ultimately serving as Executive Vice President, President of its Rail International division and CEO of GATX’s American Steamship Company.   Previously Mr. Earl held management positions with the Soo Line Railroad and Southern Pacific Transportation Company.  Mr. Earl serves on the Board of Directors of Harsco Corporation, a NYSE listed global market leader providing environmental solutions for industrial and specialty waste streams, and innovative technologies for the rail sector.  Mr. Earl has a B.S. from Washington University in St. Louis and an M.B.A. from the Wharton School at the University of Pennsylvania.

Cynthia Hostetler has been a member of our board of directors since May 2021. Ms. Hostetler serves as a Trustee of Invesco Ltd. and is a member of the boards of TriLinc Global Fund, an impact investment company, Vulcan Materials Company, an NYSE listed producer of construction aggregates and Resideo Technologies, Inc., an NYSE listed manufacturer and distributor of security, energy efficiency and control systems for homes. Ms. Hostetler also has served on the board of the Investment Company Institute since 2018.  From 2001 to 2009, Ms. Hostetler served as Head of Investment Funds and Private Equity at the Overseas Private Investment Corporation (OPIC). She also served on the Board of Directors of Edgen Group, a global energy infrastructure company, prior to its acquisition by Sumitomo and the Board of Directors of Genesse & Wyoming, Inc. prior to its sale. Additionally, she has served as President and a member of the Board of Directors of First Manhattan Bancorporation, a bank holding company in the Midwest. She began her career as a corporate lawyer with Simpson Thacher & Bartlett in New York.  Ms. Hostetler has a J.D. from the University of Virginia and a B.A. from Southern Methodist University.

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

Executive Compensation

The aggregate direct compensation we paid to our two senior executives (CEO and CFO) as a group for the year ended December 31, 2021 was approximately $3,718, which included approximately $976 in STIP bonuses paid in 2021 (representing STIP earned for calendar year 2020 but paid in early 2021), approximately $1,534 in restricted stock awards that vested in 2021 from grants made in prior years, and approximately $74 funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, which amounted to approximately $10. We did not pay our senior executives who also serve as directors any separate compensation for their directorship during 2021, other than reimbursements for travel expenses.

During 2021, our executive officers as a group were granted 60,224 performance-based restricted share units and 19,122 time-based restricted share units through our 2019 Share Incentive Plan.

Director Compensation

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2021 was approximately $2,837, which included approximately $2,176 in restricted stock awards that vested in 2021 from grants made in prior year. Effective from May 2021, each director who is not an officer is entitled to a base annual cash retainer of $60 (with the exception of the Chairman of the Board who receives an additional base annual cash retainer of $30) plus a restricted stock grant valued at $120 on the date of grant (with the exception of the Chairman of the Board who receives an additional restricted stock grant value of $24). This grant vests in full one year after grant. During 2021, our non-executive directors as a group were granted 34,047 time-based restricted share units through our 2019 Share Incentive Plan.

Effective from May 2021, members of our Audit and Risk Committee receive an additional annual fee of $15 and members of all other Committees receive an additional annual fee of $10. The head of the Audit and Risk Committee receives an additional annual fee of $15 and the head of all other Committees receive an additional annual fee of $10. Directors were also reimbursed for expenses incurred to attend board or committee meetings which amounted to approximately $3 during 2021.

2019 Share Incentive Plan

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

Our board of directors or a committee designated by our board of directors, referred to as the “plan administrator,” administers the 2019 Plan, including selecting the award recipients, determining the number of shares to be subject to each award, the types of awards, the value and timing of awards, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award. Awards under the plan may vest upon the passage of time or upon the attainment of certain performance criteria.

Authorized Shares

Our board of directors adopted the 2007 Share Incentive Plan (“2007 Plan”) on August 9, 2007, and our shareholders approved the 2007 Plan on September 4, 2007. The maximum number of common shares of Textainer Group Holdings Limited that could be granted pursuant to the 2007 Plan was 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following our initial public offering on October 9, 2007, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. In February 2010, the Company’s Board of Directors approved an increase in the maximum number of shares available for future issuance by 1,468,500, which was approved by the Company’s shareholders at the annual meeting of shareholders. In May 2015, this was further increased by 2,000,000 shares and extended the term of such plan for ten years from the date of the annual meeting of shareholders. In May 2019, this was further increased by 2,500,000 shares. At December 31, 2021, 2,105,418 shares were available for future issuance under the 2019 Plan.

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

Time-based RSUs granted prior to 2020 vest in increments of 25% per year beginning approximately one year after an award’s grant date. Time-based RSUs granted starting from 2020 will vest in increments of 33.33% per year beginning approximately one year after an award’s grant date.

Starting in 2020, PSUs were granted to executive officers to provide variable compensation in the form of equity that rewards executives when we achieve long-term results that align with stockholders’ interests, to motivate executive officers in achieving long-range goals and for long term retention. Our board of directors approved the mix of awards for executives to provide the appropriate balance of time-based and performance-based compensation to support our long-term strategy as shown in the table below:

Award Type	Allocation Percentage	Alignment to Stockholder Interests
Performance-based restricted share units	75%

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
(1)

The PSUs granted in 2020 and 2021 for the 2020-2023 performance period and 2021-2024 performance period, respectively, have a 3-year cliff vesting based on the Company’s TSR measured as a percentile ranking in comparison with the peer group. The TSR is calculated using the average closing prices of the Company’s common stock during the 30 trading days prior to and including the first day of the performance period, reinvested dividends during the performance period and the average closing prices during the final 30 trading days of the performance period.

(2)

The percentage of target units earned is limited to 100% if our TSR over the performance period is negative. As of December 31, 2021, the estimated target payout for PSUs granted in October 2020 and October 2021 is at 200% and 142%, respectively.

Stock Options

The exercise price of all share options granted under the 2019 Plan will be at least equal to 100% of the fair market value of our common shares on the date of grant. If, however, incentive share options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our common shares or the shares of any parent or subsidiary, the exercise price of any incentive share option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive share options must not exceed five years. Share options vest in increments of 25% per year beginning approximately one year after an option’s grant date. The maximum term of all other awards under the 2019 Plan will be ten years. The plan administrator will determine the term and exercise, or purchase price of any other awards granted under the 2019 Plan. There were no stock options granted since 2020.

2021 Short-Term Incentive Program (STIP)

Annually, our board of directors or the Compensation Committee set objective performance criteria when determining the annual short-term incentive bonuses to be awarded to our executive officers. The Compensation Committee believes that our STIP, which provides an annual cash bonus to all employees, including employees of our dedicated agents and our executive officers, based on performance relative to Company and individual achievement goals provides executives’ incentives to increase shareholder value and helps ensure that we attract and retain talented personnel.
To align our compensation closer to Company performance and to reward executive officers for their contributions, starting in calendar year 2021 the STIP for our executive officers was changed so STIP payments for executive officers will only occur if company performance is at least 80% of budgeted performance (previously the minimum threshold was 50%) and STIP award targets as a percentage of base salary were increased for executive officers to bring compensation closer to market levels. Under the STIP program for 2021, all eligible employees received an incentive award based on their respective job classification and our return on equity and adjusted net income. In 2021, all STIP participants, including our executive officers received 200% of their target incentive award that applied to calendar year 2020 performance with the incentive award paid in early 2021. The 2021 STIP payout will occur in March 2022 and will be included in the total compensation amount detailed for senior executives for 2022.

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

See Item 4, “Information of the Company” for information regarding our human capital management.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of December 31, 2021:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;
•	each director, director nominee and executive officer; and
•	all of our directors, director nominees and executive officers as a group.

For the purposes of the following table, beneficial ownership of our common shares is determined in accordance with the rules of the SEC and generally includes any common shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares is based on 48,831,855 common shares issued and outstanding on December 31, 2021. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other common shareholders. We are unaware of any arrangement that might result in a change of control of the Company.

	Number of Common Shares Beneficially Owned
Holders	Shares (8)	% (1)
5% or More Shareholders
Coronation Asset Management (Pty) Ltd. (2)	5,939,582	12.2%
MandG Investment Managers (Pty) Ltd. (3)	4,989,109	10.2%
Dimensional Fund Advisors LP (4)	2,971,609	6.1%

Directors and Executive Officers
John A. Maccarone (5)	1,063,275	2.2%
Olivier Ghesquiere	435,117	*
Robert D. Pedersen	211,681	*
Michael K. Chan	130,455	*
Hyman Shwiel	49,228	*
Dudley R. Cottingham (6)	46,397	*
David M. Nurek (7)	43,397	*
Grace Tang	7,596	*
Cynthia Hostetler	4,152	*
James Earl	4,152	*
Current directors and executive officers (10 persons) as a group	1,995,450	4.1%

*	Less than 1%.

(1)

Percentage ownership is based on 48,831,855 total shares outstanding as of December 31, 2021. There are 16,328,592 common shares issued and outstanding in a secondary, or dual, listing of our common shares on the JSE in South Africa under the symbol “TXT”.

(2)    Based on the Schedule 13G filed with the SEC on February 10, 2022 by Coronation Asset Management (Pty) Ltd. (a South African company), it had sole voting and dispositive power over the 5,939,582 shares it beneficially owned as of December 31, 2021.

(3)

Based on the Schedule 13G filed with the SEC on January, 25 2022 by MandG Investment Managers (Pty) Ltd. (a South African company), it had sole voting and dispositive power over the 4,989,109 shares it beneficially owned as of December 31, 2021.

(4)

Based on the Schedule 13G filed with the SEC on February 8, 2022 by Dimensional Fund Advisors LP (a Delaware limited partnership), it had sole voting power over 2,897,274 shares and sole power to direct the disposition of 2,971,609 shares it beneficially owned as of December 31, 2021.

(5)	Includes 805,100 shares held by the Maccarone Family Partnership L.P. and 251,573 shares held by the Maccarone Revocable Trust.
(6)	Includes 42,245 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary.
(7)

Mr. Nurek is a member of our board of directors and board of directors of Trencor. In June 2020, Trencor distributed its remaining 3.0 million shares in the Company to Trencor’s own shareholders. Following the June 2020 distribution of shares, Trencor no longer holds any shares in the Company.

(8)

Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common shares beneficially owned include the following outstanding share options, restricted share units and performance restricted share units:

	Grant Date
	11/14/2013	11/19/2014	5/18/2017	11/30/2017	11/30/2018	11/30/2019	10/01/2020	5/26/2021	10/05/2021
Share options
Exercise price	$38.36	$34.14	$9.75	$22.95	$11.15	$9.13	N/A	N/A	N/A
Expiration date	11/14/2023	11/19/2024	5/18/2027	11/30/2027	11/30/2028	11/30/2029	N/A	N/A	N/A
Olivier Ghesquiere	—	—	—	17,760	40,000	40,000	—	—	—
Michael K. Chan	—	—	3,750	4,750	20,000	20,000	—	—	—
Robert D. Pedersen	26,000	13,910	—	—	—	—	—	—	—
Performance restricted share units
Olivier Ghesquiere	—	—	—	—	—	—	72,957	—	46,841
Michael K. Chan	—	—	—	—	—	—	21,887	—	13,383
Restricted share units
Olivier Ghesquiere	—	—	—	—	10,000	20,000	14,849	—	14,873
Michael K. Chan	—	—	—	—	5,000	10,000	4,454	—	4,249
Hyman Shwiel	—	—	—	—	—	—	—	4,983	—
John A. Maccarone	—	—	—	—	—	—	—	4,152	—
Robert D. Pedersen	—	—	—	—	—	—	—	4,152	—
Dudley R. Cottingham	—	—	—	—	—	—	—	4,152	—
David M. Nurek	—	—	—	—	—	—	—	4,152	—
Grace Tang	—	—	—	—	—	—	—	4,152	—
James Earl	—	—	—	—	—	—	—	4,152	—
Cynthia Hostetler	—	—	—	—	—	—	—	4,152	—

As of December 31, 2021, an aggregate of 48,513,596 of our outstanding common shares were held by Cede & Company, which includes an aggregate of 16,328,592 of our outstanding common shares that trade under secondary, or dual, listing on the JSE. The shares held by Cede & Company, a nominee of the Depository Trust Company (“DTC”), include common shares beneficially owned by holders in the United States and by non-U.S. beneficial owners. As of December 31, 2021, based on information available to the Company, 117,297 of our outstanding common shares were held in Bermuda, our domicile and headquarter country, by two holders of record. As of December 31, 2021, based on information available to the Company, an aggregate of 32,237,630 of our outstanding common shares were held by 17 registered holders in the United States, one of which was Cede & Company (nominee of DTC). The actual number of beneficial owners is greater than the number of shareholders of record because a large portion of our outstanding common shares are held in street name by brokers and other nominees.

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

Loans to Executive Officers

As permitted by Bermuda law, in the past, we had extended loans to certain employees in connection with their acquisition of our common shares in accordance with our various employees’ share arrangements. As of December 31, 2021, 2020, and 2019, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, nor will we extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

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

Agreements with Maccarone Container Fund, LLC

TEML has entered into a management agreement with Maccarone Container Fund, LLC, related to TEML’s management of containers owned by Maccarone Container Fund, LLC effective 2016. Director John Maccarone and his family members are the beneficial owners of Maccarone Container Fund, LLC. In 2021, 2020 and 2019, we managed approximately 1,300 TEU (for which we received approximately $17 per year in management fees) for Maccarone Container Fund, LLC.

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

In June 2020, Trencor distributed its remaining 3.0 million of our common shares to Trencor’s own shareholders and these shares are now trading on the JSE. Following the June 2020 distribution of shares, Trencor no longer hold any shares in the Company. David M. Nurek is a member of the Company’s board of directors and the board of directors of Trencor.

In September 2020, the Company received $330 from Trencor in exchange for the early distribution of escrow funds that were held under the escrow agreement in relation to our acquisition of LAPCO in December 2019.

The Company’s personnel assisted Trencor with the conversion of the Company’s financial information from U.S. GAAP to IFRS. Trencor paid $0, $145 and $432 for these accounting services in 2021, 2020 and 2019, respectively.

Relationships and Agreements with Leased Assets Pool Company Limited

On December 2, 2019, we entered into a stock purchase agreement with TAC Limited, a wholly-owned subsidiary of Trencor, to purchase Leased Assets Pool Company Limited (“LAPCO”). On December 31, 2019, we completed the acquisition of LAPCO and the purchase price consideration consisted of $65,527 in cash paid to TAC

Limited, cash amounts paid by the Company to fully repay LAPCO’s debt facility of $126,289 and transaction costs incurred to complete the transaction of $104. We repaid LAPCO’s existing debt at the closing date by refinancing this debt in our existing revolving credit facility. LAPCO owned a fleet of approximately 161,000 TEU of intermodal containers managed by the Company and approximately 3,000 TEU of containers managed by other container lessors. The transaction is substantially an acquisition of LAPCO’s container fleet because substantially all the fair value of the gross assets we acquired (excluding cash) was concentrated in a single identifiable asset which are containers.

On December 31, 2019, the management agreement between the Company and LAPCO was terminated as a result of our acquisition of LAPCO. There were no stated contractual settlement provisions relating to the management agreement. After the acquisition, LAPCO became a wholly-owned subsidiary of the Company effective on December 31, 2019. In February 2021, the Company dissolved LAPCO. (see Note 1 (b) “Nature of Business and Summary of Significant Accounting Policies – Principles of Consolidation and Variable Interest Entity” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for additional information).

Transactions with Continental Management Ltd.

A member of our board of directors, Dudley R. Cottingham, was a member of the board of directors of Continental Management Ltd (“Continental”) as of December 31, 2018 and became a consultant effective January 1, 2019. Continental is a Bermuda company that provides corporate representation, administration, and management services. In 2021, 2020, and 2019, the Company incurred $0, $43, and $13, respectively, primarily for professional services rendered by Continental.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2021 and 2020 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2021 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company – Business Overview—Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

In the fourth quarter of 2021, we announced the commencement of dividends on our common shares. Our board of directors approved and declared a cash dividend of $0.25 per share on our issued and outstanding common shares for a total aggregate amount of $12,285, paid on December 15, 2021 to holders of record as of December 3, 2021. Additionally, our board of directors approved and declared quarterly preferred cash dividends on our Series A Preferred Shares and Series B Preferred Shares. For further detail of our dividends, see Note 13 “Shareholders’ Equity” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

Our board of directors has adopted a dividend policy which reflects its judgment that our shareholders would be better served if we distributed to them, at the discretion of our board of directors, a part of the total shareholder return, balancing near term cash needs for potential acquisitions or other growth opportunities, rather than retaining such excess cash or using such cash for other purposes.

We are not required to pay common share dividends, and our common shareholders do not have contractual or other rights, to receive dividends. Our preferred shareholders are entitled to a cumulative quarterly preferred dividend, when declared by our board of directors. Each series of preferred shares rank senior to the common shares with respect to dividend rights. If we fail to pay preferred dividends for six or more quarterly periods (whether or not consecutive), preferred shareholders will be entitled to elect two additional directors to the board of directors and the size of the board of directors will be increased to accommodate such election. Such right to elect two directors will continue until such time as there are no accumulated and unpaid preferred dividends in arrears. The timing and amount of future dividends will be at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given period. See Item 3, “Key Information – Risk Factors,” for a discussion of these factors. Our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends.

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

In 2014, we began calculating our earnings and profits under U.S. federal income tax principles for purposes of determining whether distributions exceed our current and accumulated earnings and profits. We believe that some or all of our distributions will be treated as a return of capital to our U.S. shareholders, and we report each quarter on our website at www.textainer.com whether that quarter’s distribution exceeds our current accumulated earnings and profits. The taxability of the dividends does not impact our corporate tax position. You should consult with a tax advisor to determine the proper tax treatment of these distributions.

B.	Significant Changes

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2021, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

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

	High	Low
Annual Highs and Lows:
2021	$40.33	$17.73
2020	$19.82	$6.51
2019	$13.95	$6.74
2018	$25.85	$9.30
2017	$23.55	$8.50
Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2021	$40.33	$32.40
Third quarter 2021	$37.27	$28.79
Second quarter 2021	$35.25	$24.57
First quarter 2021	$29.10	$17.73
Fourth quarter 2020	$19.82	$13.96
Third quarter 2020	$14.87	$7.70
Second quarter 2020	$9.54	$6.88
First quarter 2020	$10.95	$6.51
Monthly Highs and Lows (over the most recent six month period):
February 2022	$41.57	$35.51
January 2022	$40.38	$36.47
December 2021	$36.44	$32.40
November 2021	$39.78	$32.67
October 2021	$40.33	$34.44
September 2021	$36.06	$31.11

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

Our common shares are secondary or dual listed on the JSE in Johannesburg, South Africa under the symbol “TXT”. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa and transactions between South African residents (including corporations) and non-residents are subject to these exchange controls. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future.

E.	Taxation

The following discussion is a summary of the material Bermuda and U.S. federal income tax consequences of an investment in our common and preferred shares. This discussion is not exhaustive of all possible tax considerations. In particular, this discussion does not address the tax consequences under state, local, and other national (e.g., non-Bermuda and non-U.S.) tax laws. Accordingly, we urge you to consult your own tax advisor regarding your particular tax circumstances and the tax consequences under state, local, and other national tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.

Bermuda Tax Consequences

The following is a summary of the material Bermuda tax consequences of an investment in our common and preferred shares. The following discussion is not exhaustive of all possible tax considerations. We urge you to consult your own tax advisor regarding your particular tax circumstances.

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

Taxation of Holders

Currently, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our common and preferred shares. The issue, transfer, or redemption of our common and preferred shares is not currently subject to stamp duty.

United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of an investment in our common and preferred shares. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently available and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Any such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

This summary does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; certain former citizens or long-term residents of the U.S.; persons subject to the alternative minimum tax; persons holding common and preferred shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting shares; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to an investment in common and preferred shares. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of common and preferred shares, as well as any tax consequences arising under the laws of any state, local, foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

This summary is directed solely to persons who hold their common and preferred shares as capital assets within the meaning of Section 1221 of the Code, which includes property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of common and preferred shares that is any of the following:

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

The term “Non-U.S. Holder” means a beneficial owner of common and preferred shares that is not a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes. As described in “—Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common and preferred shares, the U.S. federal income tax consequences to a partner in the partnership will depend on the status of the partner and the activities of the partnership. A holder of common and preferred shares that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in common and preferred shares.

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

Taxation of U.S. Holders

The discussion in “—Distributions on Common and Preferred Shares” and “—Dispositions of Common and Preferred Shares” below assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see “—Passive Foreign Investment Company” below.

Distributions on Common and Preferred Shares

General. Subject to the discussion in “—Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign taxes withheld. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below. In addition, certain non-corporate U.S. Holders may be subject to an additional 3.8% Medicare tax on dividend income whether or not it is “qualified dividend income.” See “—Medicare Tax” below.

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the shares, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders. In addition, certain non-corporate U.S. Holders may be subject to an additional 3.8% Medicare tax on capital gain. See “—Medicare Tax” below.

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), the maximum individual U.S. federal income tax rate applicable to “qualified dividend income” (“QDI”) generally is 20%. Among other requirements, dividends will be treated as QDI if either (i) our shares are readily tradable on an established securities market in the U.S., or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and which is determined to be satisfactory by the Secretary of the U.S. Treasury. The income tax treaty between the U.S. and Bermuda (the jurisdiction of our incorporation) does not qualify for these purposes. However, subject to the discussion below, under “—Passive Foreign Investment Company—Mark-to-Market Election,” we expect that under current administrative guidance, our shares are “readily tradable” on an established securities market as a result of being listed on the NYSE.

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we were a PFIC for our prior taxable year and we intend to conduct our business so that we should not be treated as a PFIC for our current taxable year or any future taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year. Please see the discussion under “—Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

Since the QDI rules are complex, you should consult your own tax advisor regarding the availability of the preferential tax rates for dividends paid on shares.

In-Kind Distributions. Generally, distributions to you of new shares or rights to subscribe for new shares that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new shares or rights so received will be determined by allocating your adjusted tax basis in the old shares between the old shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, in the case of a distribution of rights to subscribe for shares, the adjusted tax basis of the rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old shares on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above. Your holding period for the new shares or rights should include the holding period for the old shares on which the distribution was made.

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

Dispositions of Common and Preferred Shares

Subject to the discussion in “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss on the sale or other taxable disposition of shares equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the shares. Such gain or loss will be capital gain or loss.

If you have held the shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain apply for non-corporate U.S. Holders. The maximum rate for individuals on net long-term capital gain is currently 20%. In the case of a corporation, capital gains are taxed at the same rate as ordinary income, the maximum rate for which is currently 35%. If you have held the shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income. The deductibility of capital losses is subject to limitations. In addition, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on capital gain income. See “—Medicare Tax” below.

Any gain or loss recognized on the disposition of shares is not expected to give rise to foreign source income for U.S. foreign tax credit purposes.

You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of shares.

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

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In analyzing whether we should be treated as a PFIC, we are relying on the amount and character of our projected revenues and the amount and character of our projected capital expenditures, the valuation of our assets, and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes. If the amount and character of our actual revenues and capital expenditures do not match our projections, we may be a PFIC. In these calculations, we have valued our intangible assets based on our market capitalization, determined using the market price of our shares. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our intangible assets and we may be a PFIC. Furthermore, we have made a number of assumptions regarding the value of our intangible assets. We believe our valuation approach is reasonable. However, it is possible that the IRS could challenge the valuation of our intangible assets, which may result in our being a PFIC.

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

Default PFIC Rules under Section 1291 of the Code. If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of an investment in shares will depend on whether such U.S. Holder is permitted to make and makes (i) an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or (ii) a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder owning shares while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:

•

any “excess distribution” paid on shares, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the shares prior to the current taxable year, if shorter); and

•	any gain recognized on the sale or other taxable disposition (including a pledge) of shares.

Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the shares;
•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current year;
•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and
•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “—Distributions on Common and Preferred Shares”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to foreign taxes imposed on distributions on shares.

If we are a PFIC for any taxable year during which you hold shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold shares, regardless of whether we actually continue to be a PFIC.

QEF Election. We currently do not intend to prepare or provide you with certain tax information that would permit you to make a QEF Election to avoid the adverse tax consequences associated with owning PFIC stock.

Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if the shares are marketable stock. The shares will be “marketable stock” as long as they remain listed on the NYSE and are regularly traded. Shares are “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least fifteen days during each calendar quarter. There can be no assurances, however, that our shares will be treated, or continue to be treated, as regularly traded.

If you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you will be required to recognize ordinary income for any increase in the fair market value of the shares for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the shares will be adjusted to reflect the amount included or deducted.

The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of an investment in shares.

Medicare Tax

Certain U.S. persons, including individuals, estates and trusts, may be required to pay an additional 3.8% on, among other things, dividends and capital gains from the sale or disposition of Shares. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders likely will not be able to credit foreign taxes against the 3.8% Medicare tax. You should consult your tax advisors regarding the implications of the additional Medicare tax resulting from your ownership and disposition of our shares.

Information Reporting and Backup Withholding

Information reporting requirements will apply to distributions on shares or proceeds from the disposition of shares paid within the U.S. (and, in certain cases, outside the U.S.) to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Furthermore, backup withholding (currently at 28%) may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements. A U.S. Holder may avoid backup withholding if it furnishes a properly completed IRS Form W-9 and is able to make the required certifications.

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

U.S. Holders who are individuals will be subject to reporting obligations with respect to their shares if they do not hold their shares in an account maintained by a financial institution and the aggregate value of their shares and certain other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a U.S. Holder is required to disclose its shares under these rules and fails to do so.

In the event a U.S. Holder does not file the information reports described above relating to ownership of a PFIC or disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year will not close before such report is filed.

If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the PFIC and specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to our shares.

Taxation of Non-U.S. Holders

Distributions on Common and Preferred Shares

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on shares, unless the distributions are effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S.

If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Distributions on Common and Preferred Shares” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Common and Preferred Shares

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of shares, unless (i) the gain is effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S., or (ii) you are an individual and are present in the U.S. for at least 183 days in the taxable year of the disposition, and certain other conditions are met.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Dispositions of Common and Preferred Shares” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss during the taxable year.

Information Reporting and Backup Withholding

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2021, 2020 and 2019 was denominated in U.S. dollars. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk. We have entered into various interest rate swap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to LIBOR or SOFR. All of our derivative agreements are with highly rated financial institutions. Credit exposures are measured based on the market value of outstanding derivative instruments.

As of December 31, 2021, all of our interest rate swap agreements are designated as cash flow hedges for accounting purposes, and any unrealized gains or losses related to the changes in fair value are recognized in accumulated comprehensive income and re-classed to interest expense as they are realized. Our valuation reflects our credit standing and the credit standing of the counterparties to the interest rate swaps. The valuation technique we utilized to calculate the fair value of the interest rate swaps was the income approach. This approach represents the present value of future cash flows based upon current market expectations.

The notional amount of the interest rate swap agreements was $1,724,250 as of December 31, 2021, with expiration dates between February 2023 and May 2031. We pay fixed rates between 0.17% and 1.48% under the interest rate swap agreements. The net fair value of these agreements was a liability of $2,139 and an asset of $12,278 as of December 31, 2021.

As of December 31, 2021, approximately 92% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. It is estimated that a 1% increase in interest rates on our unhedged debt would result in a net increase of $6,217 in interest expense over the next twelve months.

Quantitative and Qualitative Disclosures About Credit Risk

Credit risk is mitigated by our assessment of the creditworthiness of container shipping lines that lease containers from us and our ongoing monitoring of our container lessees’ performance and outstanding accounts receivable balances. Our top 20 customers have an average Dynamar credit rating, a common credit report used in the maritime sector, of 3.6 as of December 31, 2021. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. In managing this risk, we also established allowance for credit losses on our billed accounts receivable and unbilled amounts under net investment in finance leases and container leaseback financing receivable. Our determination of the collectability of future lease payments is made by management on the basis of available information, including the current creditworthiness of container lessees, historical collection results and review of specific past due receivables (for further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” and Note 6 “Allowance for Credit Losses” to our consolidated statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F).

As of December 31, 2021, customers in Switzerland, Singapore, France, Taiwan, and PRC (including Hong Kong) accounted for approximately 26.3%, 14.7%, 12.4%, 11.1% and 10.6%, respectively, of our total fleet container lease billings. Customers in no other country accounted for greater than 10.0% of our total fleet container lease billings for the same period.

Due to the COVID-19 pandemic, we may be unable to collect receivables from those shipping line customers that may be significantly impacted by COVID-19. While we are not yet through the pandemic, the financial performance of our customers has generally held up better than anticipated since our customers benefited from elevated cargo volumes and high freight rates and we will continue to closely monitor our customers’ payment performance.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15€ and 15d-15(e) under the Exchange Act) as of December 31, 2021.

The “disclosure controls and procedures” means our controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we filed or submitted to the SEC, such as this Annual Report on Form 20-F, was (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, it was concluded that, as of such date, the disclosure controls and procedures were effective as of December 31, 2021

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Management, including our Chief Executive Officer and Chief Financial Officer under the oversight of our Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria for effective internal control over financial reporting described in “Internal Control-Integrated Framework (2013),” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective for the year ended December 31, 2021.

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

C.	Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-4 in this Annual Report on Form 20-F.

ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with NYSE rules, we have an audit and risk committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. As a foreign private issuer, we are not required to comply with NYSE requirements that our audit and risk committee has a minimum of three members and that all of our audit and risk committee members satisfy the NYSE’s requirements for independence. Our audit and risk committee has five members, Mr. Shwiel, Mr. Cottingham, Mr. Earl, Ms. Tang and Ms. Hostetler. Our Board of Directors determined that all members of the Audit and Risk Committee are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Mr. Shwiel, Mr. Cottingham and Ms. Tang are audit committee financial experts. Mr. Shwiel is also the chairman of our board of directors. Our board of directors has adopted an audit committee charter effective October 9, 2007.

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

During 2021, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit and risk committee pre-approves all services provided by our principal accountants, KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our audit and risk committee. Our audit and risk committee has delegated to the chairman of the audit and risk committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full audit and risk committee at its next scheduled meeting.

The following is a summary of the fees billed to us by our principal accountants for professional services rendered for 2021 and 2020:

Fee Category	2021 Fees	2020 Fees
Audit Fees	$1,883	$1,888
Audit-Related Fees	555	235
Tax Fees	20	8
Total Fees	$2,458	$2,131

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for assurance and related services, including services associated with compliance reporting on our certain specific lender requirements and preferred shares offerings, other than those described above as Audit Fees.

Tax Fees—Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The disclosure required by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act regarding exemption from the listing standards for audit committee is not applicable to the Company’s audit and risk committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2019, our board of directors approved a share repurchase program of up to $25,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization did not obligate us to acquire a specific number of shares during any period, but it may be modified, suspended or terminated at any time at the discretion of the Company’s board of directors. In March 2020, our board of directors approved an increase in the program by $25,000, and in September 2020 the program was further increased by $50,000.

In May 2021, our board of directors had approved an amendment to increase the share repurchase program from $100,000 to an aggregate of $150,000. In September 2021, our board of directors had approved an amendment to further increase the share repurchase program from $150,000 to an aggregate of $200,000 (including all common shares repurchased under the program prior to the amendments), commencing in September 2019 up to and including January 1, 2024.

The table below is a summary of the shares repurchased by us and the average price paid per share (excluding commissions) during the year ended December 31, 2021. All shares were repurchased in the open market pursuant to the share repurchase program.

	Issuer Purchases of Common Shares
Period	Total number of shares purchased (3)	Average price paid per share	Total number of shares purchased as part of publicly announced plan	Approximate dollar value of shares that may yet be purchased under the plan
January 1, 2021 through January 31, 2021	489,055	$19.81	489,055	$13,512
February 1, 2021 through February 28, 2021	57,165	$18.50	57,165	$12,455
March 1, 2021 through March 31, 2021	-	$-	-	$12,455
April 1, 2021 through April 30, 2021	322,044	$27.79	322,044	$3,506
May 1, 2021 through May 31, 2021 (1)	33,065	$26.32	33,065	$52,636
June 1, 2021 through June 30, 2021	260,571	$32.83	260,571	$44,083
July 1, 2021 through July 31, 2021	287,325	$30.96	287,325	$35,188
August 1, 2021 through August 31, 2021	67,258	$32.16	67,258	$33,025
September 1, 2021 through September 30, 2021 (2)	169,079	$32.55	169,079	$77,522
October 1, 2021 through October 31, 2021	234,450	$36.63	234,450	$68,934
November 1, 2021 through November 30, 2021	133,767	$36.81	133,767	$64,009
December 1, 2021 through December 31, 2021	372,946	$34.52	372,946	$51,134
Total	2,426,725	$29.70	2,426,725

(1)	In May 2021, the Board authorized to increase an additional $50,000 to our share repurchase program.
(2)	In September 2021, the Board authorized to increase an additional $50,000 to our share repurchase program.
(3)	During 2021, we repurchased 552,501 of our common shares on the JSE.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We conducted a comprehensive, competitive process to determine our independent registered public accounting firm for the year ending December 31, 2022. Pursuant the results of this process, on February 17, 2022, our Board of Directors approved the decision to change auditors and replace KPMG upon completion of its remaining engagement responsibilities. This change became effective upon issuance by KPMG of its reports on our consolidated financial statements as of and for the year ended December 31, 2021 and the effectiveness of internal control over financial reporting as of December 31, 2021 included in the filing of this annual report on Form 20-F. The Board of Directors also approved the engagement of Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm for the year ending December 31, 2022 which will occur after the replacement of KPMG is effective.

KPMG’s audit reports on our consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except as follows:

KPMG’s report on the consolidated financial statements of Textainer Group Holdings Limited and subsidiaries for the year ended December 31, 2020, contained a separate paragraph stating, “As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842)”.

During the years ended December 31, 2021 and 2020 and the subsequent interim period through March 17, 2022, there were (i) no disagreements between us and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in their reports, and (ii) no reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

During the years ended December 31, 2021 and 2020 and the subsequent interim period through March 17, 2022, neither we nor anyone on our behalf has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement  pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company provided KPMG with a copy of this disclosure and requested that KPMG furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of KPMG’s letter, dated March 17, 2022, is furnished as Exhibit 99.1 to this Form 20F dated March 17, 2022.

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

•

We are not required under Bermuda law to maintain a board of directors with a majority of independent directors. However, as of March 2022 eight of our nine directors are independent, as that term is defined by the NYSE.

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
•

Under Bermuda law, compensation of executive officers need not be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2019 Share Incentive Plan. All members of our compensation committee are independent, as that term is defined by the NYSE. The members of our compensation committee are Messrs. Cottingham, Maccarone, Nurek and Earl. Our board of directors has also adopted a compensation committee charter.

•

We have established an audit and risk committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, (iv) overseeing compliance with policies and legal requirements with respect to financial reporting, and (v) monitoring the Company’s operational, business and financial risks and supervising the Company’s risk mitigation and management efforts. Our audit and risk committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit and risk committee has five members, Mr. Cottingham, Mr. Earl, Ms. Tang, Ms. Hostetler, and Mr. Shwiel. Our Board determined that all members of the Audit and Risk Committee are independent as that term is defined in Rule 10A-3 under the Exchange Act.

•

We have established a corporate governance and nominating committee comprised solely of independent directors, as would be required of a domestic issuer. Our corporate governance and nominating committee has three members, Mr. Maccarone, Mr. Nurek, and Ms. Hostetler. As of March 2022, Mr. Maccarone, Mr. Nurek and Ms. Hostetler satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a corporate governance and nominating committee charter.

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

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries’ (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement schedules I to II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 17, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Residual values of certain container types

As discussed in Note 1 to the consolidated financial statements, the net book value of containers as of December 31, 2021 was $4.7 billion, including $4.6 billion for 20 foot dry, 40 foot dry, 40 foot high cube dry, and 40 foot high cube refrigerated containers. Containers are recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful lives. To estimate the residual values of the containers, the Company evaluates the average selling prices for used containers over a ten-year period and assesses whether the average selling prices fall within a reasonable range as compared to current residual values. If the average selling prices over the ten-year period are outside of the range, the Company evaluates the trend in average selling prices over three, five, and seven-year periods to corroborate the trend in the ten-year period. The Company then performs a peer comparison to evaluate if there are significant differences between the residual values of the Company’s 20 foot dry, 40 foot dry, 40 foot high cube dry, and 40 foot high cube refrigerated containers as compared to peers within the industry. The collective results of the Company’s methodology provide a framework to allow the Company to estimate when a change in residual values is needed.

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
March 17, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Textainer Group Holdings Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Textainer Group Holdings Limited and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement schedules I to II (collectively, the consolidated financial statements), and our report dated March 17, 2022 expressed an unqualified opinion on those consolidated financial statements.

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
March 17, 2022

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2021, 2020 and 2019

(All currency expressed in United States dollars in thousands, except per share amounts)

	2021	2020	2019
Revenues:
Lease rental income - owned fleet	$694,693	$538,425	$517,859
Lease rental income - managed fleet	56,037	62,448	101,901
Lease rental income	750,730	600,873	619,760

Management fees - non-leasing	3,360	5,271	7,590

Trading container sales proceeds	32,045	31,941	58,734
Cost of trading containers sold	(21,285)	(28,409)	(51,336)
Trading container margin	10,760	3,532	7,398

Gain on sale of owned fleet containers, net	67,229	27,230	21,397

Operating expenses:
Direct container expense - owned fleet	23,384	55,222	45,831
Distribution expense to managed fleet container investors	50,360	57,311	93,858
Depreciation expense	281,575	261,665	260,372
Amortization expense	2,540	2,572	2,093
General and administrative expense	46,462	41,880	38,142
Bad debt (recovery) expense, net	(1,285)	(1,668)	2,002
Container lessee default (recovery) expense, net	(1,088)	(1,675)	7,867
Gain on insurance recovery and legal settlement	—	—	(14,881)
Gain on settlement of pre-existing management agreement	—	—	(1,823)
Total operating expenses	401,948	415,307	433,461
Income from operations	430,131	221,599	222,684
Other (expense) income:
Interest expense	(127,269)	(123,230)	(153,185)
Debt termination expense	(15,209)	(8,750)	—
Interest income	123	531	2,505
Realized (loss) gain on financial instruments, net	(5,634)	(12,295)	1,946
Unrealized gain (loss) on financial instruments, net	4,409	(6,044)	(15,442)
Other, net	(490)	1,488	(4)
Net other expense	(144,070)	(148,300)	(164,180)
Income before income taxes	286,061	73,299	58,504
Income tax (expense) benefit	(1,773)	374	(1,948)
Net income	284,288	73,673	56,556
Less: Dividends on preferred shares	10,829	—	—
Less: Net income (loss) attributable to the noncontrolling interest	—	851	(168)
Net income attributable to common shareholders	$273,459	$72,822	$56,724

Net income attributable to common shareholders per share:
Basic	$5.51	$1.37	$0.99
Diluted	$5.41	$1.36	$0.99
Weighted average shares outstanding (in thousands):
Basic	49,624	53,271	57,349
Diluted	50,576	53,481	57,459

   See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2021, 2020 and 2019

(All currency expressed in United States dollars in thousands, except per share amounts)

	2021	2020	2019
Net income	284,288	73,673	56,556
Other comprehensive income (loss), before tax:
Change in derivative instruments designated as cash flow hedges	10,986	(12,307)	(110)
Reclassification of realized loss (gain) on derivative instruments designated as cash flow hedges	8,771	2,806	(7)
Foreign currency translation adjustments	(79)	177	42
Comprehensive income, before tax	303,966	64,349	56,481
Income tax (expense) benefit related to items of other comprehensive income	(184)	91	—
Comprehensive income, after tax	303,782	64,440	56,481
Less: Dividends on preferred shares	10,829	—	—
Less: Comprehensive income (loss) attributable to the noncontrolling interest	—	851	(168)
Comprehensive income attributable to common shareholders	$292,953	$63,589	$56,649

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2021 and 2020

(All currency expressed in United States dollars in thousands)

	2021	2020
Assets
Current assets:
Cash and cash equivalents	$206,210	$131,018
Accounts receivable, net of allowance of $1,290 and $2,663, respectively	125,746	108,578
Net investment in finance leases, net of allowance of $100 and $169, respectively	113,048	78,459
Container leaseback financing receivable, net of allowance of $38 and $98, respectively	30,317	27,076
Trading containers	12,740	9,375
Containers held for sale	7,007	15,629
Prepaid expenses and other current assets	14,184	13,713
Due from affiliates, net	2,376	1,509
Total current assets	511,628	385,357
Restricted cash	76,362	74,147
Marketable securities	2,866	—
Containers, net of accumulated depreciation of $1,851,664 and $1,619,591, respectively	4,731,878	4,125,052
Net investment in finance leases, net of allowance of $643 and $1,164, respectively	1,693,042	801,501
Container leaseback financing receivable, net of allowance of $75 and $326, respectively	323,830	336,792
Derivative instruments	12,278	47
Deferred taxes	1,073	1,153
Other assets (1)	14,487	17,327
Total assets	$7,367,444	$5,741,376
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$22,111	$24,385
Container contracts payable	140,968	231,647
Other liabilities	4,895	2,288
Due to container investors, net	17,985	18,697
Debt, net of unamortized costs of $8,624 and $8,043, respectively	380,207	408,365
Total current liabilities	566,166	685,382
Debt, net of unamortized costs of $32,019 and $18,639, respectively	4,960,313	3,706,979
Derivative instruments	2,139	29,235
Income tax payable	10,747	10,047
Deferred taxes	7,589	6,491
Other liabilities	39,236	16,524
Total liabilities	5,586,190	4,454,658
Equity:
Textainer Group Holdings Limited shareholders' equity:
Preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares
7.00% Series A fixed-to-floating rate cumulative redeemable perpetual preferred shares, 6,000 shares issued and outstanding (equivalent to 6,000,000 depositary shares at $25.00 liquidation preference per depositary share)	150,000	—
6.25% Series B fixed rate cumulative redeemable perpetual preferred shares, 6,000 shares issued and outstanding (equivalent to 6,000,000 depositary shares at $25.00 liquidation preference per depositary share)	150,000	—
Common shares, $0.01 par value. Authorized 140,000,000 shares; 59,503,710 shares issued and 48,831,855 shares outstanding at 2021; 58,740,919 shares issued and 50,495,789 shares outstanding at 2020	595	587
Treasury shares, at cost, 10,671,855 and 8,245,130 shares, respectively	(158,459)	(86,239)
Additional paid-in capital	428,945	416,609
Accumulated other comprehensive income (loss)	9,750	(9,744)
Retained earnings	1,200,423	938,395
Total Textainer Group Holdings Limited shareholders’ equity	1,781,254	1,259,608
Noncontrolling interest	—	27,110
Total equity	1,781,254	1,286,718
Total liabilities and equity	$7,367,444	$5,741,376

(1)	Amount for the year ended December 31, 2020 has been reclassified to conform with the 2021 presentation (see Note 1 (w) “Reclassifications and Changes in Presentation”).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2021, 2020 and 2019

(All currency expressed in United States dollars in thousands, except share amounts)

								Accumulated		Total
							Additional	other		Textainer Group
	Preferred shares		Common shares		Treasury shares		paid-in	comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	(loss) income	earnings	shareholders' equity	interest	equity
Balances, December 31, 2018	—	$—	58,032,164	$581	(630,000)	$(9,149)	$406,083	$(436)	$809,734	$1,206,813	$29,178	$1,235,991
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(2,744)	(2,744)
Purchase of treasury shares	—	—	—	—	(878,637)	(8,597)	—	—	—	(8,597)	—	(8,597)
Restricted share units vested	—	—	281,377	2	—	—	(2)	—	—	—	—	—
Exercise of share options	—	—	13,014	—	—	—	126	—	—	126	—	126
Share-based compensation expense	—	—	—	—	—	—	4,388	—	—	4,388	—	4,388
Net income	—	—	—	—	—	—	—	—	56,724	56,724	(168)	56,556
Other comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	(110)	—	(110)	—	(110)
Reclassification of realized gain on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	(7)	—	(7)	—	(7)
Foreign currency translation adjustments	—	—	—	—	—	—	—	42	—	42	—	42
Total other comprehensive loss												(75)
Balances, December 31, 2019	—	—	58,326,555	583	(1,508,637)	(17,746)	410,595	(511)	866,458	1,259,379	26,266	1,285,645
Cumulative adjustment for adoption of ASU 2016-13	—	—	—	—	—	—	—	—	(885)	(885)	(7)	(892)
Purchase of treasury shares	—	—	—	—	(6,736,493)	(68,493)	—	—	—	(68,493)	—	(68,493)
Restricted share units vested	—	—	300,404	3	—	—	(3)	—	—	—	—	—
Exercise of share options	—	—	113,960	1	—	—	1,294	—	—	1,295	—	1,295
Share-based compensation expense	—	—	—	—	—	—	4,723	—	—	4,723	—	4,723
Net income	—	—	—	—	—	—	—	—	72,822	72,822	851	73,673
Other comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	(12,307)	—	(12,307)	—	(12,307)
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	2,806	—	2,806	—	2,806
Foreign currency translation adjustments	—	—	—	—	—	—	—	177	—	177	—	177
Income tax benefit related to items of other comprehensive loss	—	—	—	—	—	—	—	91	—	91	—	91
Total other comprehensive loss												(9,233)
Balances, December 31, 2020	—	—	58,740,919	587	(8,245,130)	(86,239)	416,609	(9,744)	938,395	1,259,608	27,110	1,286,718
Issuance of preferred shares, net of offering expenses	12,000	300,000	—	—	—	—	(10,420)	—	—	289,580	—	289,580
Restricted share units vested	—	—	285,688	3	—	—	(3)	—	—	—	—	—
Exercise of share options	—	—	477,103	5	—	—	9,038	—	—	9,043	—	9,043
Purchase of treasury shares	—	—	—	—	(2,426,725)	(72,220)		—	—	(72,220)	—	(72,220)
Share-based compensation expense	—	—	—	—	—	—	6,699	—	—	6,699	—	6,699
Purchase of noncontrolling interest	—	—	—	—	—	—	7,022	—	—	7,022	(27,110)	(20,088)
Preferred shares dividends declared	—	—	—	—	—	—	—	—	(9,975)	(9,975)	—	(9,975)
Dividends declared to common shareholders ($0.25 per common share)	—	—	—	—	—	—	—	—	(12,285)	(12,285)	—	(12,285)
Net income	—	—	—	—	—	—	—	—	284,288	284,288	—	284,288
Other comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	10,986	—	10,986	—	10,986
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	8,771	—	8,771	—	8,771
Foreign currency translation adjustments	—	—	—	—	—	—	—	(79)	—	(79)	—	(79)
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(184)	—	(184)	—	(184)
Total other comprehensive income												19,494
Balances, December 31, 2021	12,000	$300,000	59,503,710	$595	(10,671,855)	$(158,459)	$428,945	$9,750	$1,200,423	$1,781,254	$—	$1,781,254

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2021, 2020 and 2019

(All currency expressed in United States dollars in thousands)

	2021	2020	2019
Cash flows from operating activities:
Net income	$284,288	$73,673	$56,556
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	281,575	261,665	260,372
Bad debt (recovery) expense, net	(1,285)	(1,668)	2,002
Container (recovery) write-off from lessee default, net	(4,868)	(260)	7,179
Unrealized (gain) loss on financial instruments, net	(4,409)	6,044	15,442
Amortization of unamortized debt issuance costs and accretion of bond discounts (1)	9,845	8,112	7,953
Debt termination expense (1)	15,209	8,750	—
Amortization of intangible assets	2,540	2,572	2,093
Gain on sale of owned fleet containers, net	(67,229)	(27,230)	(21,397)
Gain on settlement of pre-existing management agreement	—	—	(1,823)
Share-based compensation expense	6,699	4,723	4,388
Decrease (increase) in:
Accounts receivable, net	(6,686)	11,539	25,530
Trading containers, net	(1,911)	7,211	19,549
Receipt of payments on finance leases, net of income earned	104,770	44,569	49,796
Interest portion of container leaseback financing receivable	122	(933)	(2,286)
Prepaid expenses and other current assets	(2,577)	1,103	8,693
Due from affiliates, net	(867)	371	(39)
Receipt of marketable securities from a lessee	(5,789)	—	—
Proceeds from sale of marketable securities	2,112	—	—
Other assets	1,139	502	(10,000)
Increase (decrease) in:
Accounts payable and accrued expenses	(2,350)	981	(4,363)
Other liabilities	14,823	(1,354)	13,519
Due to container investors, net	(712)	(3,281)	(6,407)
Settlement of interest rate swaps	(14,350)	—	—
Long-term income tax payable	700	138	339
Deferred taxes, net	994	(972)	1,449
Total adjustments	327,495	322,582	371,989
Net cash provided by operating activities	611,783	396,255	428,545
Cash flows from investing activities:
Purchase of containers and fixed assets	(2,083,819)	(746,145)	(466,993)
Payments on container leaseback financing receivable	(18,705)	(116,263)	(281,445)
Payment for Leased Assets Pool Company Limited, net of cash acquired	—	—	(171,841)
Proceeds from sale of containers and fixed assets	142,276	151,021	150,742
Receipt of principal payments on container leaseback financing receivable	30,119	21,485	7,745
Net cash used in investing activities	(1,930,129)	(689,902)	(761,792)
Cash flows from financing activities:
Proceeds from debt	4,863,756	2,114,260	1,439,223
Payments on debt	(3,635,663)	(1,799,870)	(1,049,857)
Payment of debt issuance costs	(27,895)	(13,637)	(9,417)
Proceeds from container leaseback financing liability, net	16,305	—	17,448
Principal repayments on container leaseback financing liability, net	(3,314)	(12,825)	—
Issuance of preferred shares, net of underwriting discount	290,550	—	—
Purchase of treasury shares	(72,220)	(68,493)	(8,597)
Issuance of common shares upon exercise of share options	9,043	1,295	126
Dividends paid on common shares	(12,285)	—	—
Dividends paid on preferred shares	(9,975)	—	—
Dividends paid to noncontrolling interest	—	—	(2,744)
Purchase of noncontrolling interest	(21,500)	—	—
Other	(970)	—	—
Net cash provided by financing activities	1,395,832	220,730	386,182
Effect of exchange rate changes	(79)	177	42
Net increase (decrease) in cash, cash equivalents and restricted cash	77,407	(72,740)	52,977
Cash, cash equivalents and restricted cash, beginning of the year	205,165	277,905	224,928
Cash, cash equivalents and restricted cash, end of the year	$282,572	$205,165	$277,905
Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized (loss) gain on derivative instruments, net	$145,711	$126,958	$142,248
Net income taxes paid	$1,567	$34	$42
Supplemental disclosures of noncash operating activities:
Right-of-use asset for leased properties	$272	$574	$11,276
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(90,679)	$222,253	$(33,316)
Containers placed in finance leases	$1,043,323	$635,004	$173,856

(1)	Amounts for the years ended December 31, 2020 and 2019 have been reclassified to conform with the 2021 presentation (see Note 1 (w) “Reclassifications and Changes in Presentation”).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2021, 2020, and 2019

(All currency expressed in U.S. dollars in thousands, except per share amounts)

(1) Nature of Business and Summary of Significant Accounting Policies

(a)	Nature of Operations

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company also manages and provides administrative support to the third-party owners’ (the “Container Investors”) container fleets.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale. These activities are described below (also see Note 10 “Segment Information”).

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include refrigerated and other special-purpose containers. These owned containers are financed through retained earnings; revolving credit facilities, secured debt facilities and a term loan provided by banks; bonds payable to investors; and a public offering of TGH’s common and preferred shares. Expenses related to lease rental income of the owned fleet primarily include direct container expenses, depreciation expense and interest expense.

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

TAP Funding

TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) was a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owned 50.1%, TAP owned 49.9% of the common shares of TAP Funding, and TAP Funding was a VME. The Company consolidated TAP Funding as the Company had a controlling financial interest in TAP Funding. In January 2021, the Company completed the acquisition of 49.9% of the common shares of TAP Funding from TAP for a total purchase price consideration of $21,500. After the acquisition of the noncontrolling interest (“NCI”), the Company owned 100% of TAP Funding and TAP Funding became a wholly-owned subsidiary of the Company. The Company accounted for this equity transaction as a reduction in the related NCI, and the difference between the carrying value of the NCI on January 1, 2021, and the cash consideration was recognized as an increase in additional paid-in capital (“APIC”) of $7,022. Prior to the Company’s dissolution of TAP Funding in May 2021, TAP Funding’s assets and liabilities were transferred to TL.

Prior to the acquisition of the NCI, the equity owned by TAP in TAP Funding was shown as NCI on the Company’s consolidated balance sheet as of December 31, 2020 and the net income was shown as net income attributable to the NCI on the Company’s consolidated statements of operations for the years ended December 31, 2020 and 2019. After the capital restructuring, there is no NCI in TAP Funding on the Company’s consolidated balance sheet as of December 31, 2021 and there is no net income attributable to the NCI on the Company’s consolidated statements of operations for the year ended December 31, 2021.

Leased Assets Pool Company Limited

On December 31, 2019, the Company completed the acquisition of Leased Assets Pool Company Limited (“LAPCO”) (a Bermuda company) from Trencor Limited. After the acquisition, LAPCO became a wholly-owned subsidiary of TL. As a result of the LAPCO acquisition which was accounted for as an asset acquisition of LAPCO’s container fleet, the management agreement between the Company and LAPCO was terminated and effectively settled the pre-existing contractual relationship at acquisition date. Under the terms of the management agreement, the Company previously managed a substantial portion of LAPCO’s container fleet. Because the terms of the pre-existing management agreement were determined to be favorable to the Company compared to current market terms for similar arrangements, a portion of the excess of the fair value of the net assets acquired over the purchase consideration was deemed to be applicable to the effective settlement of the management agreement. Therefore, a gain of $1,823 was recorded on the acquisition date in the consolidated statements of operations as “gain on settlement of pre-existing management agreement” during the year ended December 31, 2019. Prior to the Company’s dissolution of LAPCO in February 2021, LAPCO’s assets and liabilities were transferred to TL.

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

Owned Containers

The majority of the container equipment included in the accompanying consolidated financial statements is owned by TL, Textainer Marine Containers II Limited (“TMCL II”) and Textainer Marine Containers VII

Limited (“TMCL VII”), all Bermuda companies and all of which were wholly-owned subsidiaries of the Company as of December 31, 2021 and 2020. All owned containers are pledged as collateral for debt as of December 31, 2021 and 2020.

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

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets shall be reduced to their fair value. As of December 31, 2021 and 2020, intangible assets amounted to $178 and $2,719, respectively, net of accumulated amortization of $42,002 and $47,931, respectively, which were included in “other assets” in the consolidated balance sheets.

The Company recorded a write-off of intangible assets amounting to $551 and $0 during the years ended December 31, 2021 and 2020, respectively, for the management rights relinquished relating to the Company’s purchase of containers previously managed for a container investor. As of December 31, 2021, the aggregate future amortization of intangible assets of $178 is expected to amortize through 2022.
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

The Company will cease recognition of lease revenue if and when a container lessee defaults in making timely payments and when determined that future lease payments are not likely to be collected from the lessee (see Note 1 (f) “Allowance for Credit Losses” for further discussions on the Company’s ongoing credit review of lessees).

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

(f)Allowance for Credit Losses

Accounts receivable, net investment in finance leases and container leaseback financing receivable are stated at amortized cost net of allowance for credit losses. Subsequent changes in the estimated allowance for credit losses are recognized in “bad debt (recovery) expense, net” in the consolidated statements of operations (see Note 6 “Allowance for Credit Losses” for further information).

Accounts Receivables

The Company maintains allowances, if necessary, for doubtful accounts against accounts receivables resulting from the inability of its lessees to make required payments related to billed amounts under the operating leases, finance leases, container leaseback financing receivable and for sales of owned fleet containers and trading containers. The allowance is developed based on two components: (1) specific reserves for receivables for which management believes full collection is doubtful; and (2) a general reserve for estimated losses inherent in the receivables based upon historical trends and age of the balances. These allowances are based on an ongoing review of the creditworthiness, but not limited to, each lessee’s payment history, management’s current assessment of the financial condition of the Company’s lessees, their ability to make their required payments and the recoverability. The Company considers an account past due when a payment has not been received in accordance with the terms of the lease agreement, and if the financial condition of the Company’s lessees deteriorates resulting in an impairment of their ability to make payments, additional allowances may be required.

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

Net Investment in Finance Leases and Container Leaseback Financing Receivables

The Company maintains allowances for credit losses against net investment in finance leases and container leaseback financing receivable related to unbilled amounts under the finance leases and the sales-type leaseback arrangements accounted for as financing receivable. The Company estimates its potential future expected credit losses based on historical losses from lessee defaults, current economic conditions and reasonable and supportable forecasts that may affect the collectability of the reported amount. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis. The Company evaluates its exposure by portfolio with similar risk characteristics based on the creditworthiness, external credit data and overall credit quality of its lessees.

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
(h)	Distribution Expense to Managed Fleet Container Investors

The Company’s distribution amounts to Container Investors for the managed fleet includes the net operating income of each Container Investor’s fleet, reduced by associated lease management fees earned and retained by the Company. This amount is also reduced by expenses related to the operation of the managed containers which are presented on a gross basis in the consolidated statements of operations. Expenses related to the operation of the managed containers such as storage, handling, repairs, repositioning, agent, insurance expense and general and administrative expenses are recognized when incurred.
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

A functional currency is determined for each of the Company’s entities based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency is the U.S. dollar, excluding its foreign subsidiaries Textainer Equipment Management (United Kingdom) Limited and

Textainer Equipment Management (Singapore) Pte Ltd. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains or losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange losses, reported in “direct container expense – owned fleet” in the consolidated statements of operations were $195, $251, and $393 for the years ended December 31, 2021, 2020 and 2019, respectively. For consolidation purposes, the financial statements are translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income.

The Company also has certain cash accounts that are denominated in currencies other than the Company's functional currency, which are remeasured at each balance sheet date at the exchange rates in effect as of those dates. The gains (losses) due to changes in exchange rates from remeasurement were $(524), $654 and $0 for the years ended December 31, 2021, 2020 and 2019, respectively, which were included in “other, net” in the consolidated statements of operations.
(k)	Fixed Assets and Capitalized Implementation Costs

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of such property, furniture and equipment, ranging from three to seven years. Expenditures for maintenance and repairs are expensed as they are incurred. As of December 31, 2021 and 2020, fixed assets amounted to $1,585 and $746, respectively, net of accumulated depreciation of $13,296 and $12,918, respectively, which were included in “other assets” in the consolidated balance sheets.

Implementation costs associated with cloud based hosting arrangement that is a service contract are capitalized when incurred during the application development phase. As of December 31, 2021 and 2020, the Company’s capitalized implementation costs amounting to $8,767 and $4,212, respectively, were included in “prepaid expenses and other current assets” in the Company’s consolidated balance sheets. Amortization of the capitalized implementation costs will commence in 2022 when the hosting arrangement is ready for its intended use and will be amortized on a straight-line basis over seven years which is the term of the hosting arrangement, including reasonably certain renewals.

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

The Company evaluates the estimated residual values and remaining estimated useful lives on a regular basis to determine whether a change in its estimates of useful lives and residual values is warranted. To perform this assessment, the Company analyzed sales data over a minimum of a ten-year period which reflected the cyclical nature of the global economic environment and its industry and assessed whether the average selling prices fall within a reasonable range compared to current residual values. The Company determined that a ten-year length of time includes sufficient periods of high and low used container prices to estimate future residual values. If the ten-year period was outside of the range of a container type, the Company evaluated the trend in average selling prices over three, five, and seven-year periods to corroborate the trend in the ten-year period. The Company then performed a comparison of the estimated residual values to publicly available peer data within the industry. The Company completed its annual depreciation policy review and concluded no change was necessary during the year ended December 31, 2021.

The Company estimates the useful lives and residual values of its containers to be as follows:

	As of December 31, 2021 and 2020
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

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of December 31, 2021 and 2020 were as follows:

	2021			2020
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,530,464	$(471,549)	$1,058,915	$1,532,753	$(428,913)	$1,103,840
40'	141,292	(55,448)	85,844	144,881	(55,154)	89,727
40' high cube	3,496,469	(791,349)	2,705,120	2,717,384	(672,416)	2,044,968
45' high cube	27,354	(13,871)	13,483	27,880	(12,747)	15,133
Refrigerated containers:
20'	18,445	(8,899)	9,546	20,164	(8,493)	11,671
20' high cube	809	(606)	203	2,605	(1,742)	863
40' high cube	1,163,149	(462,645)	700,504	1,103,817	(398,721)	705,096
Open top and flat rack containers:
20' folding flat	16,206	(5,291)	10,915	17,228	(5,132)	12,096
40' folding flat	47,739	(19,073)	28,666	49,167	(18,275)	30,892
20' open top	13,046	(2,090)	10,956	13,253	(1,790)	11,463
40' open top	21,394	(4,827)	16,567	22,271	(4,738)	17,533
Tank containers	107,175	(16,016)	91,159	93,240	(11,470)	81,770
Total Containers	$6,583,542	$(1,851,664)	$4,731,878	$5,744,643	$(1,619,591)	$4,125,052

See Note 3 “Managed Container Fleet” for information on the managed fleet containers included above.

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment on the Company’s leasing equipment for the years ended December 31, 2021, 2020 and 2019.

Write-Off (Recoveries) of Container Rental Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amounts of containers that are unlikely to be recovered from lessees in default. The Company recorded impairment charges during the years ended December 31, 2021, 2020 and 2019 of $2,793, $0 and $9,167, respectively, to write-off containers that were unlikely to be recovered from lessees in default, offset by gains of $7,662, $1,647 and $1,988, respectively, associated with recoveries on containers previously estimated as lost with lessees in default. The gain on container recovery of $7,577 during the year ended December 31, 2021 was due to the reinstatement of containers with a previously insolvent and bankrupt lessee who made a successful exit from bankruptcy, and such containers had been written off in 2019. The gain on container recovery of $1,644 during the year ended December 31, 2020 was due to a settlement agreement with an insolvent lessee on containers which were previously written off in 2018. These amounts are recorded in the consolidated statements of operations as “container lessee default (recovery) expense, net”.

Impairment of Containers Held for Sale

Containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell. The Company records impairment to write-down the value of containers held for sale to their estimated fair value, less cost to sell, under observable (Level 2) market inputs. The fair value was estimated based on recent gross sales proceeds for sales of similar types of containers in the locations in which the containers are stored. When containers are sold or otherwise retired, the cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized.

Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the containers held for sale. The carrying value of containers held for sale that have been impaired and written down to their estimated fair value less cost to sell was $270 and $5,845 as of December 31, 2021 and 2020, respectively. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. During the years ended December 31, 2021, 2020 and 2019, the Company recorded container impairment (reversals) charges of $(385), $11,094 and $14,238, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale, due to rising used container prices. The impairment (reversals) charges are included in “depreciation expense” in the consolidated statements of operations.

During the years ended December 31, 2021, 2020 and 2019, the Company recorded the following net gain on sale of containers, included in “gain on sale of owned fleet containers, net” in the consolidated statements of operations:

	2021		2020		2019
	Units	Amount	Units	Amount	Units	Amount
Gain on sale of previously written down owned fleet containers, net	3,430	$2,165	51,541	$15,451	52,319	$6,665
Gain on sale of owned fleet containers not written down, net	50,550	65,064	54,807	11,779	52,126	14,732
Gain on sale of owned fleet containers, net	53,980	$67,229	106,348	$27,230	104,445	$21,397

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

Debt issuance costs are amortized using the interest rate method and the straight-line method over the general terms of the related fixed principal payment debt and the related revolving debt facilities, respectively, and the amortization is recorded as “interest expense” in the consolidated statements of operations. In 2021, 2020 and 2019, debt issuance costs of $27,895, $13,637 and $9,417, respectively, were capitalized and amortization of debt issuance costs of $9,723, $7,712 and $7,369, respectively, were recorded in interest expense.

When the Company’s debt is modified or terminated prior to maturity, any unamortized debt issuance costs related to a decrease in borrowing capacity with any of the Company’s lenders is immediately written-off and recorded in “debt termination expense”. In 2021 and 2020, the Company recorded write-offs of unamortized debt issuance costs and bond discounts of $4,578 and $8,750, respectively (see Note 8 “Debt”). No unamortized debt issuance costs were written-off during the year ended December 31, 2019.

(o)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. During 2021, 2020 and 2019, $5,024 or 21%, $15,225 or 28%, and $10,527 or 23%, respectively, of the Company’s direct container expenses – owned fleet were paid in foreign currencies. In accordance with its policy, the Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

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

Total fleet lease rental income, as reported in the consolidated statements of operations, comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the table below, no other single lessee accounted for more than 10% of the Company’s total fleet lease rental income during the years ended December 31, 2021, 2020 and 2019, and more than 10% of the Company’s gross accounts receivable from its total fleet as of December 31, 2021 and 2020:

Lease Rental Income - total fleet	2021	2020	2019
Customer A	21.0%	17.8%	14.8%
Customer B	12.2%	13.1%	13.5%
Customer C	12.1%	9.7%	8.7%

Gross Accounts Receivable - total fleet	2021	2020
Customer A	24.7%	25.3%
Customer B	13.9%	12.6%
Customer C	11.3%	19.1%

(p)	Derivative Instruments and Hedging

The Company has entered into various interest rate swap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”) or the Secured Overnight Financing Rate (“SOFR”), which is the Company’s replacement rate due to LIBOR transition. The fair value of the derivative instruments is measured at each balance sheet date and is reflected on a gross basis on the consolidated balance sheets. The Company establishes criteria for both the designation and effectiveness of hedging activities. Derivative instruments are designated or non-designated for hedge accounting purposes (see Note 9 “Derivative Instruments”).

Designated Derivative Instruments

Derivative instruments that are designated as cash flow hedge for accounting purposes are considered effective hedges and are recorded using hedge accounting. Under cash flow hedging, the change in fair value of derivative instruments is initially reported in the consolidated balance sheets as a component of “accumulated other comprehensive income” and reclassified to earnings in “interest expense, net” when realized or when hedged interest payments are recognized.

Non-Designated Derivative Instruments

For derivative instruments that are not designated as cash flow hedge for accounting purposes, the change in fair value of derivative instruments is recognized in earnings during the period of change which is recorded in the consolidated statements of operations as “unrealized gain (loss) on financial instruments, net.” The differentials between the fixed and variable rate payments under these agreements are recognized in “realized gain (loss) on financial instruments, net” in the consolidated statements of operations when realized.

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

Compensation expense for share options and RSUs with only a service condition is recognized on a straight-line basis over the requisite service period, generally the vesting period of the award. Provided that the requisite service period is rendered, compensation expense for PSUs with a market condition is recognized on a straight-line basis even if the market condition is not achieved. Compensation expense is recognized net of forfeitures that are estimated at the time of grant based on the Company’s historical experience and revised in subsequent periods if actual forfeitures differ from those estimates. The expected forfeiture rate was 3.4%, 3.5 % and 3.4 % as of December 31, 2021, 2020 and 2019, respectively.

Share-based compensation expense of $6,699, $4,723 and $4,388 was recorded during 2021, 2020 and 2019, respectively, of which $6,470, $4,257 and $3,780 was presented as a part of “general and administrative expenses”, and the remaining balance was presented as a part of “direct container expenses – owned fleet” during 2021, 2020 and 2019, respectively in the Company’s consolidated statements of operations.
(r)	Comprehensive Income

The Company discloses the effect of its foreign currency translation adjustment, change in fair value of cash flow hedging derivative instruments, and reclassification of realized gain or loss on cash flow hedging instruments as components of “other comprehensive income” in the Company’s consolidated statements of comprehensive income.

(s)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, containers held for sale, allowance for credit losses, income taxes and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(t)	Net Income Attributable to Common Shareholders Per Common Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding RSUs and PSUs were converted into, common shares. Potentially dilutive share options, RSUs and PSUs that were anti-dilutive under the treasury stock method were excluded from the computation of diluted EPS. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS during 2021, 2020 and 2019 is presented as follows:

Share amounts in thousands	2021	2020	2019
Numerator:
Net income attributable to common shareholders	$273,459	$72,822	$56,724
Denominator:
Weighted average common shares outstanding-- basic	49,624	53,271	57,349
Dilutive share options, RSUs and PSUs	952	210	110
Weighted average common shares outstanding-- diluted	50,576	53,481	57,459
Net income attributable to common shareholders per common share
Basic	$5.51	$1.37	$0.99
Diluted	$5.41	$1.36	$0.99

Share options, RSUs and PSUs excluded from the computation of diluted EPS because they were anti-dilutive	334	1,674	1,805

(u)	Fair Value Measurements

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

As of December 31, 2021 and 2020, the carrying amounts of cash and cash equivalents, restricted cash, accounts receivable and payable, due from affiliates, net, container contracts payable, and due to container investors, net, approximate their fair values due to the short-term nature of these financial instruments. See Note 1 (l) “Containers” and Note 9 “Derivative Instruments” for further discussions on fair value of containers held for sale and fair value of derivative instruments, respectively.

Fair Value of Marketable Equity Securities

As of December 31, 2021, the Company held investments in marketable equity securities with readily determinable fair values of $2,866 (see Note 2 “Insurance Receivable and Impairment”). The fair value of investments in equity securities is measured at each balance sheet date based on quoted market prices (Level 1) and the change in fair value of marketable securities still held as of December 31, 2021 was $(589) during the year ended December 31, 2021, which was included as “unrealized gain (loss) on financial instruments, net” in the consolidated statements of operations. There were no marketable equity securities as of December 31, 2020.

Fair Value of Other Assets and Liabilities

At December 31, 2021 and 2020, the fair value of net investment in finance leases (including the short-term balance) was approximately $1,810,712 and $856,392, respectively, compared to book values of $1,806,090 and $879,960, respectively. At December 31, 2021 and 2020, the fair value of container leaseback financing receivable (including the short-term balance) was approximately $357,828 and $363,774, respectively, compared to book values of $354,147 and $363,868, respectively. At December 31, 2021 and 2020, the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $5,320,366 and $4,144,332, respectively, compared to book values of $5,340,521 and $4,115,344, respectively.

(v)	Leases

The Company adopted FASB Accounting Standards Update No. 2016-02, Leases (“ASU 2016-02”) on the effective date of January 1, 2019 by using the effective date transition method and by electing the “package of practical expedients.” As a result of the adoption of the new lease accounting guidance, the Company’s accounting (as a lessor) for finance leases and operating leases remained substantially unchanged and did not have an impact on the timing of revenue recognition relating to lease rental income in its consolidated statements of operations. See Note 5 “Leases” for further discussion.

In July 2021, the FASB issued Accounting Standards Update No. 2021-05, Leases (Topic 842), Lessors – Certain Leases with Variable Lease Payments (“ASU 2021-05”). The amendment provides guidance to clarify lessor’s accounting for certain leases with variable lease payments by amending the lessor lease classification requirements under Topic 842. ASU 2021-05 requires a lessor to classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in Topic 842; and 2) The lessor would have otherwise recognized a day-one loss. ASU 2021-05 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company will adopt ASU 2021-05 effective January 1, 2022 on a prospective basis and expects no impact on the Company’s consolidated financial statements.

(w)	Reclassifications and Changes in Presentation

Certain prior period amounts for the years ended December 31, 2020 and 2019 have been reclassified to conform to the current period presentation. The Company reclassified the amounts out of the separate line items “fixed assets, net of accumulated depreciation” and “intangible assets, net of accumulated amortization” to be included within the line item “other assets” in the consolidated balance sheets. The Company reclassified the amounts out of the previously reported line item “write-off of unamortized debt issuance costs and bond discounts” to the line item “debt termination expense” in the consolidated statements of operations. Additionally, amounts for write-off of unamortized debt issuance costs and bond discounts were reclassified out of the previously reported line item “amortization and write-off of unamortized debt issuance costs and accretion of bond discounts” to be included within the line item “debt termination expense” in the consolidated statements of cash flows. The changes in the presentation have no impact on “total assets”, “net income” and “net increase (decrease) in cash, cash equivalents and restricted cash”.

(x)	Recently Issued Accounting Standards and Pronouncements

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). In January 2021, the FASB also issued Accounting Standards Update No 2021-01, Reference Rate Reform: Scope (“ASU 2021-01”), which expands the scope of Topic 848. The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by the reference rate reform if certain criteria are met, that reference LIBOR that is expected to be discontinued due to reference rate reform. The amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. As of December 31, 2021, the Company elected the optional expedients upon adoption of Topic 848 on a prospective basis to modifications in the Company’s variable rate debt agreements and hedging relationships due to replacement of LIBOR to SOFR during the transition period through December 2022. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The new guidance simplifies the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. In addition, ASU 2020-06 amends the derivative scope exception for contracts in an entity’s own equity by removing certain criteria that must be satisfied in order to classify a contract as equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Effective January 1, 2021, the Company early adopted ASU 2020-06 using the modified retrospective approach with no impact on the Company’s consolidated financial statements.

(2) Insurance Receivable and Impairment

One of the Company’s customers became bankrupt in 2019. As a result of the assessment of the previously insolvent customer’s restructuring and successful exit from bankruptcy, the Company recorded a container loss recovery of $7,986 included in “container lessee default (recovery) expense, net” in the consolidated statements of operations during the year ended December 31, 2021.   The Company did not submit a final insurance claim after its review of the previously insolvent customer’s restructuring plan, therefore, the insurance receivable of $2,106 that was recorded in the “prepaid expenses and other current assets” in the consolidated balance sheets as of December 31, 2020 was reversed and also included in “container lessee default (recovery) expense, net” during 2021. In April 2021, the bankruptcy settlement amount related to the restructuring of the previously insolvent customer was finalized. Under the terms of the settlement agreement, the Company received $77 in cash and $5,789 in stock value of the previously insolvent customer, whose stock value is denominated in renminbi and held in China. The stock fair value was recorded as “marketable securities” in the consolidated balance sheet.

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

Lease rental income and expenses from the managed fleet owned by Container Investors are reported on a gross basis. Lease rental income – managed fleet represents rental charges billed to the ultimate lessees for the managed fleet, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions are earned from sales of the managed containers on behalf of the Container Investors, which are generally calculated as a fixed percentage of the cost of the managed containers purchased and the proceeds from the sale of the managed containers, respectively.

Acquisition fees from purchases of containers for the managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term. As of December 31, 2021 and 2020, deferred revenue from acquisition fees amounted to $947 and $1,049, respectively, which were combined and reported as “accounts payable and accrued expenses” in the consolidated balance sheets.

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

Managed containers in the Company’s managed fleet on or before December 31, 2018 are not included in the Company’s container leasing equipment in the Company’s consolidated balance sheet as of December 31, 2021 and 2020.

In 2021, the Company completed a container purchase of previously managed containers, that were in the Company’s managed fleet on or before December 31, 2018, from a Container Investor for a cash purchase price consideration of $57,637, which was recorded in the Company’s container leasing equipment as of December 31, 2021. As a result of the asset acquisition, the management agreement between the Company and the Container Investor was terminated and the Company recognized a loss of $116 for the effective settlement of the pre-existing contractual relationship at acquisition date which was included in “other, net” in the consolidated statements of operations.

Container Purchases On or After January 1, 2019

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers.

From an accounting perspective, in accordance with Topic 842 - Leases which was effective January 1, 2019 for the Company and under the management arrangements, the Company is deemed to control the containers owned by the Container Investors before they are leased out. Furthermore, the deemed leaseback is considered a sales-type lease under Topic 842, with the Company as lessee and the Container Investors as lessors.

For accounting purposes, the Company is deemed to own the managed containers purchased by the Company on or after January 1, 2019 for and on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in the Company’s container leasing equipment in the Company’s consolidated balance sheets as of December 31, 2021 and 2020 and depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value per the Company’s depreciation policy (see Note 1 (l) “Accounting Policies and Recent Accounting Pronouncements – Containers”). The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company. Subsequent net operating income distributions made by the Company to the Container Investors are recorded as a reduction to the financial liability and as interest expense using the effective interest method. The net book value for these managed containers and the associated financial liability will reduce over time and will be removed upon container sale, irrespective of the amount realized in such sale.

In 2021, the Company paid $2,725 in cash to purchase previously managed containers, that were in the Company’s managed fleet on or after January 1, 2019, from a Container Investor which resulted in the extinguishment of the deemed financial liability. As of December 31, 2021 and 2020, the Company’s container leaseback financial liability to the Container Investors amounted to $15,977 and $4,762, respectively, which were reported as "other liabilities” in the consolidated balance sheets.

The Company’s container leasing equipment includes such managed containers in the consolidated balance sheets as of December 31, 2021 and 2020, which consisted of the following:

	2021			2020
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$6,566,785	$(1,850,721)	$4,716,064	$5,740,717	$(1,619,304)	$4,121,413
Containers - managed fleet	16,757	(943)	15,814	3,926	(287)	3,639
Total containers	$6,583,542	$(1,851,664)	$4,731,878	$5,744,643	$(1,619,591)	$4,125,052

Total management fee income from the managed fleet, including management fees earned from acquisition fees and sales commissions during 2021, 2020 and 2019 were as follows (also, see Note 4 “Transactions with Affiliates and Container Investors”):

	2021	2020	2019
Lease rental income - managed fleet	$56,037	$62,448	$101,901
Less: distribution expense to managed fleet container investors	(50,360)	(57,311)	(93,858)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(1,348)	(730)	(394)
Management fees from leasing	4,329	4,407	7,649
Management fees from non-leasing services	3,360	5,271	7,590
Total management fees	$7,689	$9,678	$15,239

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

The following table provides a reconciliation of the balance sheet accounts from the managed fleet to the total amount as of December 31, 2021 and 2020 in the consolidated balance sheets (also, see Note 4 “Transactions with Affiliates and Container Investors”). Accounts receivable related to the owned fleet pertains to the Company’s uncollected lease billings related to the containers owned by the Company. Prepaid expenses and other current assets and accounts payable and accrued expenses related to the owned fleet represents the Company’s general and administrative costs and operating costs arising from the containers owned by the Company.

	2021	2020
Accounts receivable, net - owned fleet	$118,107	$97,950
Accounts receivable, net - managed fleet	7,639	10,628
Total accounts receivable, net	$125,746	$108,578

Prepaid expenses and other current assets - owned fleet	$14,142	$13,614
Prepaid expenses and other current assets - managed fleet	42	99
Total prepaid expenses and other current assets	$14,184	$13,713

Accounts payable and accrued expenses - owned fleet	$21,736	$23,198
Accounts payable and accrued expenses - managed fleet	375	1,187
Total accounts payable and accrued expenses	$22,111	$24,385

Container contracts payable - owned fleet	$140,968	$231,647
Total container contracts payable	$140,968	$231,647

(4) Transactions with Affiliates and Container Investors

Due from affiliates, net of $2,376 and $1,509, as of December 31, 2021 and 2020, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees.

Total management fees earned from the Company’s managed fleet, including acquisition fees and sales commissions during 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Fees from affiliated Container Investors	$—	$—	$3,527
Fees from unaffiliated Container Investors	7,689	9,678	11,374
Fees from Container Investors	7,689	9,678	14,901
Other fees	—	—	338
Total management fees	$7,689	$9,678	$15,239

The following table provides a summary of due to container investors, net at December 31, 2021 and 2020:

	2021	2020
Accounts receivable, net - managed fleet	$7,639	$10,628
Prepaid expenses and other current assets - managed fleet	42	99
Accounts payable and accrued expenses - managed fleet	(375)	(1,187)
	7,306	9,540
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	10,679	9,157
Due to container investors, net	$17,985	$18,697

There is no due to affiliated Container Investors as of December 31, 2021 and 2020.

(5) Leases

(a)	Lessor

The Company’s lease rental income during 2021, 2020 and 2019 were as follows:

	2021			2020			2019
	Owned	Managed	Total	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$577,946	$54,652	$632,598	$469,109	$58,175	$527,284	$470,722	$96,227	$566,949
Interest income on net investment in finance leases	82,659	—	82,659	30,121	—	30,121	15,356	—	15,356
Interest income on container leaseback financing receivable	21,380	—	21,380	17,243	—	17,243	10,313	—	10,313
Variable lease revenue	12,708	1,385	14,093	21,952	4,273	26,225	21,468	5,674	27,142
Total lease rental income	$694,693	$56,037	$750,730	$538,425	$62,448	$600,873	$517,859	$101,901	$619,760

Variable lease revenue includes other charges set forth in the leases, such as handling fees, pick-up and drop-off charges and charges for damage protection plan.

For finance leases, the net selling gain (loss) recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $2,610, $(144) and $(1,027) for the years ended December 31, 2021, 2020 and 2019, respectively, are included in “gain on sale of owned fleet containers, net” in the consolidated statements of operations.

Operating Leases

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for the owned and managed container fleet as of December 31, 2021:

	Owned	Managed	Total
Year ending December 31:
2022	446,284	29,946	476,230
2023	400,845	26,955	427,800
2024	332,978	23,508	356,486
2025	258,530	18,888	277,418
2026	187,451	13,976	201,427
2027 and thereafter	364,757	15,824	380,581
Total future minimum lease payments receivable	$1,990,845	$129,097	$2,119,942

Container Leaseback Financing Receivable

The Company’s container leaseback financing receivable pertains to containers purchased that were leased back to the seller-lessees through a sales-type leaseback arrangement that are accounted for as financing transactions.

The following table represents the components of the container leaseback financing receivable as of December 31, 2021 and 2020:

	2021	2020
Future minimum payments receivable	$483,325	$505,473
Less: unearned income	(129,065)	(141,181)
Container leaseback financing receivable (1)	354,260	364,292
Less: Allowance for credit losses	(113)	(424)
Container leaseback financing receivable, net	$354,147	$363,868
Amounts due within one year	30,317	27,076
Amounts due beyond one year	323,830	336,792
Container leaseback financing receivable, net	$354,147	$363,868

(1)   One major customer represented 90.6% and 89.7% of the Company’s container leaseback financing receivable portfolio as of December 31, 2021 and 2020, respectively. As of December 31, 2020, one other customer represented 10.3% of the Company’s container leaseback financing receivable portfolio.

Net Investment in Finance Leases

The following table represents the components of the net investment in finance leases as of December 31, 2021 and 2020:

	2021	2020
Future minimum lease payments receivable	$2,558,339	$1,216,086
Residual value of containers	16,532	12,601
Less: unearned income	(768,038)	(347,394)
Net investment in finance leases (1)	$1,806,833	$881,293
Less: Allowance for credit losses	(743)	(1,333)
Net investment in finance leases, net	$1,806,090	$879,960
Amounts due within one year	$113,048	$78,459
Amounts due beyond one year	1,693,042	801,501
Net investment in finance leases, net	$1,806,090	$879,960

(1) One major customer represented 85.1% and 80.1% of the Company’s finance lease portfolio as of December 31, 2021 and 2020, respectively. No other customer represented more than 10% of the Company’s finance leases portfolio in each of those periods.

The following is a schedule by year of future minimum lease payments receivable under container leaseback financing receivable and net investment in finance leases as of December 31, 2021:

Year ending December 31:	Container Leaseback Financing Receivable	Net Investment in Finance Leases	Total
2022	$50,515	$215,431	$265,946
2023	50,514	205,192	255,706
2024	46,427	201,925	248,352
2025	39,015	196,225	235,240
2026	37,524	198,151	235,675
2027 and thereafter	259,330	1,541,415	1,800,745
Total future minimum lease payments receivable	$483,325	$2,558,339	$3,041,664

(b)	Lessee

Right-of-use (“ROU”) lease assets and lease liabilities are recognized for the Company’s office space leases at the commencement date based on the present value of lease payments over the lease term. The Company does not recognize a related ROU asset and lease liability for short-term leases having a lease term of twelve months or less. As of December 31, 2021 and 2020, ROU operating lease assets amounted to $8,988 and $10,331, respectively, which were reported in “other assets” in the consolidated balance sheets. As of December 31, 2021 and 2020, total lease liabilities amounted to $11,044 and $12,636, respectively, which were reported in “other liabilities” in the consolidated balance sheets. As of December 31, 2021, the weighted average discount rate was 4.75% and the weighted average remaining lease term was 4 years.

Operating lease expense is recognized on a straight-line basis over the lease term and is reported in “general and administrative expense” in the consolidated statements of operations. Rent expense and other information related to the Company's operating leases during 2021, 2020 and 2019 are as follows:

	2021	2020	2019
Operating lease cost	$2,103	$2,103	$2,095
Short-term and variable lease cost	112	128	138
Total rent expense	$2,215	$2,231	$2,233

Cash paid for amounts included in the measurement of lease liabilities	$2,379	$2,221	$2,098

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2021 were as follows:

Operating leasing
Year ending December 31:
2022	2,271
2023	2,417
2024	2,397
2025	2,130
2026	2,179
2027 and thereafter	935
Total minimum lease payments	12,329
Less imputed interest	(1,285)
Total present value of operating lease liabilities	$11,044

(6) Allowance for Credit Losses

The Company’s allowance for credit losses is estimated based on historical losses, current economic conditions, and ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, lessee credit ratings, management’s current assessment of each lessee’s financial condition and the recoverability.

Accounts Receivable

The allowance for credit losses included in accounts receivable, net, amounted to $1,290 and $2,663 as of December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the allowance for credit losses related to the billed amounts under the container leaseback financing receivable and finance leases that were included in accounts receivable, net, amounted to $592 and $735, respectively.

Net Investment in Finance Leases and Container Leaseback Financing Receivable

The allowance for credit losses related to unbilled amounts under finance leases and included in net investment in finance leases, net, amounted to $743 and $1,333 as of December 31, 2021 and 2020, respectively. The allowance for credit losses related to unbilled amounts under the financing arrangements and included in container leaseback financing receivable, net, amounted to $113 and $424 as of December 31, 2021 and 2020, respectively.

As of December 31, 2021, the Company’s net investment in finance leases and container leaseback financing receivable are primarily comprised of the largest shipping lines under “Tier 1” risk rating which represented 89.1% and 90.6%, respectively, of the Company’s portfolio (see Note (f) “Nature of Business and Summary of Significant Accounting Policies” for description of internal risk ratings).

The following table presents the net investment in finance leases and container leaseback financing receivable by internal credit rating category and year of origination as of December 31, 2021:

	Year Ended December 31, 2021	2020	2019	2018	2017	Prior	Total
Tier 1	$859,924	$594,567	$105,141	$33,410	$6,864	$9,500	$1,609,406
Tier 2	86,117	37,232	33,959	18,612	5	4,910	180,835
Tier 3	7,712	2,347	5,855	535	—	143	16,592
Net investment in finance leases	$953,753	$634,146	$144,955	$52,557	$6,869	$14,553	$1,806,833

Tier 1	$12,108	$107,758	$201,114	$—	$—	$—	$320,980
Tier 2	5,290	—	27,990	—	—	—	33,280
Container leaseback financing receivable	$17,398	$107,758	$229,104	$—	$—	$—	$354,260

(7) Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense (benefit) for 2021, 2020 and 2019 consisted of the following:

	2021	2020	2019
Current
Bermuda	$—	$—	$—
Foreign	594	446	499
	594	446	499
Deferred
Bermuda	—	—	—
Foreign	1,179	(819)	1,449
	1,179	(819)	1,449
	$1,773	$(374)	$1,948

The components of income before income taxes and noncontrolling interest were as follows:

	2021	2020	2019
Bermuda sources	$—	$—	$—
Foreign sources	286,061	73,299	58,504
	$286,061	$73,299	$58,504

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of operations is as follows:

	2021		2020		2019
Bermuda tax rate	$—	0.00%	$—	0.00%	$—	0.00%
Foreign tax rate	271	0.09%	(1,291)	(1.76)%	188	0.32%
Tax uncertainties	1,502	0.53%	917	1.25%	1,760	3.01%
	$1,773	0.62%	$(374)	(0.51)%	$1,948	3.33%

The components of income tax expense and effective tax rate were as follows:

	2021		2020		2019
Income before income tax and noncontrolling interests	$286,061		$73,299		$58,504

Tax uncertainties	$1,502	0.53%	$917	1.25%	$1,760	3.01%
Foreign taxes
Stock base compensation	(622)	(0.22)%	(94)	(0.13)%	390	0.67%
162(m) officers' compensation	412	0.14%	102	0.14%	15	0.03%
Adjustment for prior years	(392)	(0.14)%	47	0.06%	270	0.46%
Foreign derived intangible income	(329)	(0.12)%	(112)	(0.15)%	(77)	(0.13)%
Valuation allowance	(382)	(0.13)%	67	0.09%	315	0.54%
Foreign rate difference	1,583	0.55%	(1,333)	(1.82)%	(778)	(1.33)%
Other	1	0.00%	32	0.04%	53	0.09%
	271	0.09%	(1,291)	(1.76)%	188	0.32%
	$1,773	0.62%	$(374)	(0.51)%	$1,948	3.33%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2021 and 2020 are presented below:

	2021	2020
Deferred tax assets
Net operating loss carryforwards	$17,765	$19,284
Other	1,006	1,457
	18,771	20,741
Valuation allowance	—	(382)
Deferred tax assets	18,771	20,359
Deferred tax liabilities
Containers, net	25,287	25,043
Other	—	654
Deferred tax liabilities	25,287	25,697
Net deferred tax liabilities	$6,516	$5,338

In assessing the extent to which deferred tax assets are realizable, the Company’s management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company’s management considers the projected future reversal of taxable temporary items for making this assessment. Based upon the projections for the reversal of taxable temporary items over the periods in which the deferred tax assets are deductible, as well as the estimated usage of deferred tax assets to offset against 2021 taxable income, the Company’s management believes it is more likely than not the Company will realize the benefits of these deductible differences in 2021, thus no valuation allowance has been provided for the year ended December 31, 2021. In comparison, the Company did not realize a portion of the benefits of these deductible differences in 2020, thus a valuation allowance was provided for the year ended December 31, 2020.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The enactment of the CARES Act does not result in any material adjustments to the Company’s provision for income taxes.

The Company has U.S. federal net operating loss carry-forwards of $106,151 that will begin to expire from December 31, 2021 (prior to factoring in 2021 net taxable income, estimated to be $2,752, fully offset by existing net operating losses) through December 31, 2037 if not utilized and $24,735 with no expiration date. The Company expects to utilize the net operating loss carry-forwards prior to their expiration. In the United States, utilization of net operating loss carry-forwards for federal income tax purposes may be subject to a substantial annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code. In general, an ownership change within the meaning of Section 382 occurs if a transaction or series of transactions over a three-year period result in a cumulative change of more than 50% in the beneficial ownership of a company’s stock. The Company’s management does not believe the Company has a limitation on the ability to utilize its net operating loss carry-forwards under Section 382 as of December 31, 2021. However, issuances, sales and/or exchanges of the Company’s stock (including, potentially, relatively small transactions and transactions beyond the Company’s control) occurring after December 31, 2021, taken together with prior transactions with respect to the Company’s stock over a three-year period, could trigger an ownership change under Section 382 in the future and therefore a limitation on the Company’s ability to utilize its net operating loss carryforwards. Any such limitation could cause some loss carryforwards to expire before the Company would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of the Company’s tax assets or both.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2021, cumulative earnings of approximately $45,361 would be subject to income taxes of approximately $13,608 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

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

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2021 and 2020 are as follows:

Balance at December 31, 2019	19,642
Increases related to prior year tax positions	19
Increases related to current year tax positions	2,357
Lapse of statute of limitations	(1,444)
Balance at December 31, 2020	$20,575
Increases related to prior year tax positions	156
Increases related to current year tax positions	2,878
Lapse of statute of limitations	(1,457)
Balance at December 31, 2021	$22,152

If the unrecognized tax benefits of $22,152 at December 31, 2021 were recognized, tax benefits in the amount of $22,084 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2021 will decrease by $1,777 in the next twelve months due to expiration of the statute of limitations, which would reduce our annual effective tax rate.

Interest and penalty expense recorded during 2021, 2020 and 2019 amounted to $(78), $(11) and $182, respectively. Total accrued interest and penalties as of December 31, 2021 and 2020 were $1,381 and $1,460, respectively, and were included in non-current income taxes payable.

(8) Debt

The following represents the Company’s debt obligations as of December 31, 2021 and 2020:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	2021		2020
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TL Revolving Credit Facility	$1,059,950	1.60%	$1,433,919	1.65%	September 2023
TL 2019 Term Loan	137,513	3.50%	148,131	3.50%	December 2026
TL 2021-1 Term loan	65,131	2.65%	—	0.00%	February 2028
TL 2021-2 Term Loan	204,712	2.90%	—	0.00%	October 2028
TMCL II Secured Debt Facility (1)	1,067,886	1.75%	646,551	1.91%	November 2028
TMCL VI Term Loan	—	0.00%	223,630	4.29%	—
TMCL VII 2019-1 Bonds	—	0.00%	300,305	4.02%	—
TMCL VII 2020-1 Bonds	384,611	3.07%	429,600	3.07%	August 2045
TMCL VII 2020-2 Bonds	530,565	2.26%	587,183	2.26%	September 2045
TMCL VII 2020-3 Bonds	194,414	2.15%	214,168	2.15%	September 2045
TMCL VII 2021-1 Bonds	508,024	1.72%	—	0.00%	February 2046
TMCL VII 2021-2 Bonds	610,111	2.27%	—	0.00%	April 2046
TMCL VII 2021-3 Bonds	577,603	1.98%	—	0.00%	August 2046
TAP Funding Revolving Credit Facility	—	0.00%	131,857	2.11%	—
Total debt obligations	$5,340,520		$4,115,344
Amount due within one year	$380,207		$408,365
Amounts due beyond one year	$4,960,313		$3,706,979

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

Under the terms of the debt agreements, the total outstanding principal may not exceed an amount that is calculated as the total of the eligible containers designated to the respective facility times a certain advance rate, then plus the restricted cash amount (the “Asset Base”). For secured debt and revolving credit facilities, the total outstanding principal may not exceed the lesser of the commitment amount or the Asset Base. TGH and its subsidiaries were in full compliance with these restrictive covenants as of December 31, 2021.

 Secured Debt Facility

(a)	TMCL II

TMCL II has a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,500,000. There is a commitment fee on the unused amount of the total commitment, payable monthly in arrears. In May 2021, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which increased the aggregate commitment amount from $1,200,000 to $1,500,000.

In November 2021, TMCL II entered into an amendment of the TMCL II Secured Debt Facility, which extended the conversion date and final maturity date to November 2024 and November 2028, respectively, and transitioned the benchmark interest rate to SOFR due to the upcoming LIBOR discontinuation. The interest rate during the revolving period prior to the conversion date was amended from one-month LIBOR plus spread of 1.75% to daily SOFR plus spread of 1.60%, payable monthly in arrears.

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

(b)	TAP Funding

In February 2021, the Company fully repaid and terminated the TAP Funding Revolving Credit Facility.

Term Loans

(a)	TL

TL 2019 Term Loan. TL has a $160,000 fixed rate term loan (the “TL 2019 Term Loan”) with a group of financial institutions. Interest on the outstanding amount due under the TL 2019 Term Loan is payable monthly in arrears. The TL 2019 Term Loan also contains cross default provisions that may result in an acceleration of principal repayment under the debt facility if an uncured default condition were to exist.

TL 2021-1 Term Loan. In February 2021, TL completed a $70,270 fixed rate term loan (the “TL 2021-1 Term Loan”) with a group of financial institutions. Interest on the outstanding amount due under this term loan is payable monthly in arrears. Proceeds from this term loan were used to pay down TL’s revolving credit facility.

TL 2021-2 Term Loan. In October 2021, TL completed a $209,000 fixed rate term loan (the “TL 2021-2 Term Loan”) with a group of financial institutions. Interest on the outstanding amount due under this term loan is payable monthly in arrears. Proceeds from this term loan were primarily used to pay down the Company’s revolving credit facilities.

(b)	TMCL VI

Textainer Marine Containers VI Limited (“TMCL VI”), a Bermuda company which was wholly-owned by TL, had a $300,000 fixed rate term loan (the “TMCL VI Term Loan”) with a lender group comprised of a financial institution and one institutional investor. In August 2021, TMCL VI terminated its TMCL VI Term Loan and was fully repaid by proceeds from the TMCL VII 2021-3 Bonds. The Company made a loan termination payment of $10,631 and unamortized debt issuance costs of $1,235 were written-off, both related to the early redemption of TMCL VI Term Loan and were recorded in the consolidated statements of operations as “debt termination expense”. The cash paid for the loan termination is classified under financing cash flows as payments on debt.

 Bonds Payable

(a)	TMCL VII

TMCL VII 2019-1 Bonds. TMCL VII issued $328,900 of aggregate Class A principal amount and $21,100 of aggregate Class B principal amount of the Series 2019-1 Fixed Rate Asset Backed Notes (the “TMCL VII 2019-1 Bonds”). Under the terms of the TMCL VII 2019-1 Bonds, both principal and interest incurred are payable monthly. In April 2021, TMCL VII 2019-1 Bonds was terminated and fully repaid by proceeds from the TMCL VII 2021-2 Bonds. Unamortized debt issuance costs and bond discounts of $2,857 were written-off related to the early redemption of TMCL VII 2019-1 Bonds.

TMCL VII 2020-1 Bonds. TMCL VII issued $380,800 of aggregate Class A principal amount and $69,200 of aggregate Class B principal amount of the Series 2020-1 Fixed Rate Asset Backed Notes (the “TMCL VII 2020-1 Bonds”). Under the terms of the TMCL VII 2020-1 Bonds, both principal and interest incurred are payable monthly.

TMCL VII 2020-2 Bonds. TMCL VII issued $531,600 of aggregate Class A principal amount and $76,200 of aggregate Class B principal amount of the Series 2020-2 Fixed Rate Asset Backed Notes (“the TMCL VII 2020-2 Bonds”). Under the terms of the TMCL VII 2020-2 Bonds, both principal and interest incurred are payable monthly.

TMCL VII 2020-3 Bonds. TMCL VII issued $213,000 of aggregate Class A principal amount and $8,000 of aggregate Class B principal amount of the Series 2020-3 Fixed Rate Asset Backed Notes (“the TMCL VII 2020-3 Bonds”). Under the terms of the TMCL VII 2020-3 Bonds, both principal and interest incurred are payable monthly.

TMCL VII 2021-1 Bonds. In February 2021, TMCL VII issued $523,500 of aggregate Class A and $26,500 of aggregate Class B Series 2021-1 Fixed Rate Asset Backed Notes (“the TMCL VII 2021-1 Bonds”). Under the terms of the TMCL VII 2021-1 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2021-1 Bonds were primarily used to pay down the Company’s revolving credit facilities.

TMCL VII 2021-2 Bonds. In April 2021, TMCL VII issued $605,200 of aggregate Class A and $46,000 of aggregate Class B Series 2021-2 Fixed Rate Asset Backed Notes (“the TMCL VII 2021-2 Bonds”). Under the terms of the TMCL VII 2021-2 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2021-2 Bonds were primarily used to pay down the Company’s revolving credit facilities and to pay off the TMCL VII 2019-1 Bonds.

TMCL VII 2021-3 Bonds. In August 2021, TMCL VII issued $548,800 of aggregate Class A and $51,200 of aggregate Class B Series 2021-3 Fixed Rate Asset Backed Notes (“the TMCL VII 2021-3 Bonds”). Under the terms of the TMCL VII 2021-3 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2021-3 Bonds were primarily used to pay down the Company’s revolving credit facilities and to pay off the TMCL VI Term Loan.

Estimated Future Principal Payments

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of December 31, 2021:

	Twelve months ending December 31,							Available borrowing,	Current and Available Borrowing,
	2022	2023	2024	2025	2026	2027 and thereafter	Total Borrowing	as limited by the Borrowing Base	as limited by the Borrowing Base
TL Revolving Credit Facility	$—	$1,062,858	$—	$—	$—	$—	$1,062,858	$299,494	$1,362,352
TL 2019 Term Loan	11,285	11,686	12,102	12,532	90,973	—	138,578	—	138,578
TL 2021-1 Term loan	5,490	5,637	5,789	5,944	6,103	36,841	65,804	—	65,804
TL 2021-2 Term Loan	14,434	14,858	15,294	15,743	16,205	130,101	206,635	—	206,635
TMCL II Secured Debt Facility (1)	75,345	69,210	70,628	82,028	74,191	702,339	1,073,741	—	1,073,741
TMCL VII 2020-1 Bonds (2)	56,921	57,675	58,419	57,411	51,728	106,040	388,194	—	388,194
TMCL VII 2020-2 Bonds (2)	61,149	66,779	69,345	69,631	68,296	200,490	535,690	—	535,690
TMCL VII 2020-3 Bonds (2)	20,111	20,111	20,111	20,111	20,111	95,306	195,861	—	195,861
TMCL VII 2021-1 Bonds (2)	44,000	44,000	44,000	44,000	44,000	293,333	513,333	—	513,333
TMCL VII 2021-2 Bonds (2)	52,096	52,096	52,096	52,096	52,096	355,989	616,469	—	616,469
TMCL VII 2021-3 Bonds (2)	48,000	48,000	48,000	48,000	48,000	344,000	584,000	—	584,000
Total (3)	$388,831	$1,452,910	$395,784	$407,496	$471,703	$2,264,439	$5,381,163	$299,494	$5,680,657

(1)     The estimated future scheduled repayments for TMCL II Secured Debt Facility are based on the assumption that the facility will not be extended on its associated conversion date.

(2)	Future scheduled payments for all bonds payable exclude unamortized discounts in an aggregate amount of $613.
(3)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $40,030.

(9) Derivative Instruments

The Company has entered into several derivative agreements with several banks to reduce the impact of changes in interest rates associated with its variable rate debt. The counterparties to the Company’s interest rate swap agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of the interest rate swap agreements, the Company’s exposure is limited to the interest rate differential on the notional amount at each monthly settlement period over the life of the agreements. The Company monitors its counterparties’ credit ratings on an on-going basis and does not anticipate any non-performance by the counterparties. The Company does not have any master netting arrangements with its counterparties.

The Company has utilized the income approach to measure at each balance sheet date the fair value of its derivative instruments on a recurring basis using observable (Level 2) market inputs. This approach represents the present value of future cash flows based upon current market expectations.

The following table summarizes the fair value of derivative instruments, which are inclusive of counterparty risk, on the consolidated balance sheets as of December 31, 2021 and 2020:

	2021	2020
Assets
Interest rate swaps - designated as hedges	$12,278	$47
Total	$12,278	$47
Liabilities
Interest rate swaps - designated as hedges	$2,139	$9,665
Interest rate swaps - not designated as hedges	—	19,570
Total	$2,139	$29,235

The following table summarizes the Company’s derivative instruments, which were all designated as cash flow hedges as of December 31, 2021:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks that were indexed to one-month LIBOR, with fixed rates between 0.17% and 1.28% per annum, amortizing notional amounts, with termination dates through May 30, 2031	$856,250
Interest rate swap contracts with several banks that were indexed to daily SOFR, with fixed rates between 0.36% and 1.48% per annum, amortizing notional amounts, with termination dates through March 17, 2031 (1)	868,000
Total notional amount as of December 31, 2021	$1,724,250

(1)	In November 2021, the Company amended certain interest rate swap contracts which were related to the replacement of LIBOR to SOFR due to the reference rate reform.

During the year ended December 31, 2021, the Company early terminated a total notional amount of $508,250 interest rate swaps not designated as cash flow hedges with a total settlement amount of $14,552, including accrued interest. During the year ended December 31, 2021, the Company entered into new interest rate swaps designated as cash flow hedges with a total notional amount of $1,030,000.

Over the next twelve months, the Company expects to reclassify an estimated net loss of $13,365 related to the designated interest rate swap agreements from “accumulated other comprehensive income” in the consolidated statements of shareholders’ equity to “interest expense” in the consolidated statements of operations.

The following table summarizes the pre-tax impact of derivative instruments on the consolidated statements of operations and comprehensive income during the years ended December 31, 2021, 2020 and 2019:

		2021	2020	2019
Derivative instruments	Financial Statement Caption
Non-designated	Realized (loss) gain on financial instruments, net	$(5,408)	$(12,295)	$1,939
Non-designated	Unrealized gain (loss) on financial instruments, net	$5,220	$(6,044)	$(15,442)
Designated	Other comprehensive income (loss)	$10,986	$(12,307)	$(110)
Designated	Interest expense, net	$(8,771)	$(2,806)	$7

(10) Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for 2021, 2020 and 2019:

	Container	Container	Container
2021	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$694,045	$648	$—	$—	$—	$694,693
Lease rental income - managed fleet	—	56,037	—	—	—	56,037
Lease rental income	$694,045	$56,685	$—	$—	$—	$750,730
Management fees - non-leasing from external customers	$—	$373	$2,987	$—	$—	$3,360
Inter-segment management fees	$—	$83,074	$9,954	$—	$(93,028)	$—
Trading container margin	$—	$—	$10,760	$—	$—	$10,760
Gain on sale of owned fleet containers, net	$67,229	$—	$—	$—	$—	$67,229
Depreciation expense	$289,610	$1,110	$—	$—	$(9,145)	$281,575
Container lessee default recovery, net	$1,088	$—	$—	$—	$—	$1,088
Interest expense	$126,628	$641	$—	$—	$—	$127,269
Debt termination expense	$15,209	$—	$—	$—	$—	$15,209
Realized loss on financial instruments, net	$5,408	$226	$—	$—	$—	$5,634
Unrealized gain (loss) on financial instruments, net	$5,220	$(811)	$—	$—	$—	$4,409
Segment income (loss) before income tax (1)	$239,857	$46,706	$19,166	$(4,845)	$(14,823)	$286,061
Income tax expense	$1,404	$369	$—	$—	$—	$1,773
Total assets	$7,269,451	$230,810	$15,819	$12,644	$(161,280)	$7,367,444
Purchase of containers and fixed assets	$1,991,898	$1,242	$—	$—	$—	$1,993,140
Payments on container leaseback financing receivable	$18,705	$—	$—	$—	$—	$18,705

	Container	Container	Container
2020	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$537,534	$891	$—	$—	$—	$538,425
Lease rental income - managed fleet	—	62,448	—	—	—	62,448
Lease rental income	$537,534	$63,339	$—	$—	$—	$600,873
Management fees - non-leasing from external customers	$392	$129	$4,750	$—	$—	$5,271
Inter-segment management fees	$—	$54,899	$12,575	$—	$(67,474)	$—
Trading container margin	$—	$—	$3,532	$—	$—	$3,532
Gain on sale of owned fleet containers, net	$27,230	$—	$—	$—	$—	$27,230
Depreciation expense	$268,401	$939	$—	$—	$(7,675)	$261,665
Container lessee default recovery, net	$1,675	$—	$—	$—	$—	$1,675
Interest expense	$122,863	$367	$—	$—	$—	$123,230
Debt termination expense	$8,750	$—	$—	$—	$—	$8,750
Realized loss on financial instruments, net	$12,295	$—	$—	$—	$—	$12,295
Unrealized loss on financial instruments, net	$6,044	$—	$—	$—	$—	$6,044
Segment income (loss) before income tax and noncontrolling interests (1)	$41,831	$23,641	$16,433	$(3,254)	$(5,352)	$73,299
Income tax benefit (expense)	$1,088	$(714)	$—	$—	$—	$374
Total assets	$5,641,866	$180,933	$12,050	$13,691	$(107,164)	$5,741,376
Purchase of containers and fixed assets	$968,204	$194	$—	$—	$—	$968,398
Payments on container leaseback financing receivable	$116,263	$—	$—	$—	$—	$116,263

	Container	Container	Container
2019	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$516,307	$1,552	$—	$—	$—	$517,859
Lease rental income - managed fleet	—	101,901	—	—	—	101,901
Lease rental income	$516,307	$103,453	$—	$—	$—	$619,760
Management fees - non-leasing from external customers	$219	$1,646	$5,725	$—	$—	$7,590
Inter-segment management fees	$—	$48,215	$12,323	$—	$(60,538)	$—
Trading container margin	$—	$—	$7,398	$—	$—	$7,398
Gain on sale of owned fleet containers, net	$21,397	$—	$—	$—	$—	$21,397
Depreciation expense	$266,832	$916	$—	$—	$(7,376)	$260,372
Container lessee default expense, net	$7,867	$—	$—	$—	$—	$7,867
Interest expense	$152,914	$271	$—	$—	$—	$153,185
Realized gain on financial instruments, net	$1,946	$—	$—	$—	$—	$1,946
Unrealized loss on financial instruments, net	$15,442	$—	$—	$—	$—	$15,442
Segment income (loss) before income tax and noncontrolling interests (1)	$14,296	$27,747	$21,036	$(4,089)	$(486)	$58,504
Income tax expense	$1,086	$862	$—	$—	$—	$1,948
Total assets	$5,101,301	$184,215	$19,573	$7,206	$(109,678)	$5,202,617
Purchase of containers and fixed assets	$420,971	$12,706	$—	$—	$—	$433,677
Payments on container leaseback financing receivable	$281,445	$—	$—	$—	$—	$281,445

(1) Container Ownership segment income (loss) before income tax and noncontrolling interests includes unrealized gain (loss) on financial instruments, net of $4,409, $(6,044) and $(15,442) for the years ended December 31, 2021, 2020 and 2019, respectively, and debt termination expense of $15,209, $8,750 and $0 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the years ended December 31, 2021, 2020 and 2019 based on customers’ and Container Investors’ primary domicile:

	Years ended December 31,
	2021	Percent of Total	2020	Percent of Total	2019	Percent of Total
Lease rental income:
Asia	$373,614	49.8%	$302,709	50.4%	$329,567	53.2%
Europe	343,351	45.7%	266,431	44.3%	255,495	41.2%
North / South America	32,296	4.3%	29,391	4.9%	31,786	5.1%
Bermuda	—	—	—	—	—	—
All other international	1,469	0.2%	2,342	0.4%	2,912	0.5%
	$750,730	100.0%	$600,873	100.0%	$619,760	100.0%
Management fees, non-leasing:
Bermuda	$1,699	50.6%	$2,797	53.1%	$4,576	60.2%
Europe	1,530	45.5%	2,397	45.5%	2,334	30.8%
Asia	45	1.3%	11	0.2%	28	0.4%
North / South America	23	0.7%	9	0.2%	342	4.5%
All other international	63	1.9%	57	1.0%	310	4.1%
	$3,360	100.0%	$5,271	100.0%	$7,590	100.0%

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the years ended December 31, 2021, 2020 and 2019 based on the location of sale:

	Years ended December 31,
	2021	Percent of Total	2020	Percent of Total	2019	Percent of Total
Trading container sales proceeds:
Asia	$14,317	44.7%	$14,896	46.6%	$39,519	67.3%
North / South America	12,404	38.7%	13,045	40.9%	12,788	21.8%
Europe	5,321	16.6%	3,991	12.5%	6,411	10.9%
Bermuda	—	—	—	—	—	—
All other international	3	0.0%	9	0.0%	16	0.0%
	$32,045	100.0%	$31,941	100.0%	$58,734	100.0%
Gain on sale of owned fleet containers, net:
Asia	$46,328	68.9%	$13,082	48.1%	$7,714	36.0%
Europe	10,516	15.7%	5,538	20.3%	5,577	26.1%
North / South America	10,385	15.4%	8,610	31.6%	6,809	31.8%
Bermuda	—	—	—	—	—	—
All other international	—	—	—	—	1,297	6.1%
	$67,229	100.0%	$27,230	100.0%	$21,397	100.0%

(11) Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. Restricted cash at December 31, 2021 and 2020 consisted of the following:

	2021	2020
Trust accounts	$16,289	$17,054
Other restricted cash accounts	60,073	57,093
Total restricted cash	$76,362	$74,147

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

At December 31, 2021, the Company had commitments to purchase containers to be delivered subsequent to December 31, 2021 in the total amount of $75,015. In January 2022, the Company also had commitments to purchase or fund containers under a sales-type leaseback financing arrangement with a lessee in the amount of $411,870.

(c)Distribution Expense to Managed Fleet Container Investors

The amounts distributed to the Container Investors are variable payments based upon the net operating income for each managed container (see Note 3 “Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(12) Share-Based Compensation

As of December 31, 2021, the Company maintained one active share option and restricted share unit plan, the 2019 Share Incentive Plan (“2019 Plan”). The 2019 Plan provided for the grant of share options, restricted share units, performance restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2019 Plan provided for grants of incentive share options only to the Company’s employees or employees of subsidiary of TGH. Awards other than incentive share options could be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of subsidiaries of TGH. At December 31, 2021, 2,105,418 shares were available for future issuance under the 2019 Plan.

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

   The following tables summarizes the activity of stock options for the years ended December 31, 2021, 2020, and 2019:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2018	1,703,908	$21.44
Options granted during the period	250,000	$9.14
Options exercised during the period	(13,014)	$9.70
Options expired during the period	(113,917)	$23.73
Options forfeited during the period	(19,312)	$14.08
Balances, December 31, 2019	1,807,665	$19.76
Options exercised during the period	(113,960)	$11.36
Options expired during the period	(130,711)	$26.14
Options forfeited during the period	(33,968)	$12.40
Balances, December 31, 2020	1,529,026	$19.90
Options exercised during the period	(477,103)	$18.95
Options expired during the period	(40,000)	$32.70
Options forfeited during the period	(19,128)	$10.74
Balances, December 31, 2021	992,795	20.02
Options exercisable at December 31, 2021	833,186	$21.98
Options vested and expected to vest at December 31, 2021	986,011	$20.09

As of December 31, 2021, $622 of total compensation cost related to non-vested share option not yet recognized is expected to be recognized over a weighted average period of 1.5 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $35.71 per share as of December 31, 2021 was $11,776. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2021. The aggregate intrinsic value of all options exercised during 2021, 2020 and 2019, based on the closing share price on the date each option was exercised was $5,513, $710 and $4, respectively.

The weighted average contractual life of options exercisable and outstanding as of December 31, 2021 was 4.4 years and 4.7 years, respectively.

The Company did not grant any stock options during the years ended December 31, 2021 and 2020. The estimated weighted average grant date fair value of share options granted during 2019 was $4.47 per share, and was estimated using the Black-Scholes option pricing model for the year ended December 31, 2019 with the following assumptions.:

2019
Risk-free interest rates	1.7%
Expected terms (in years)	5.5
Expected common share price volatilities	52.9%
Expected dividends	0.0%
Expected forfeitures	3.4%

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

Restricted Share Units (“RSU”) and Performance Restricted Share Units (“PSU”)

  RSU awards granted to employees prior to 2020 have a vesting period of four years or vest in increments of 25% per year on each anniversary of the grant date. RSU awards granted to employees during and after 2020 have a vesting period of three years or vest in increments of 33.33% per year on each anniversary of the grant date. RSU awards granted to directors fully vest one year after their grant date.

The Company granted PSU awards to certain executives during 2021 and 2020, which are subject to both service and market vesting conditions. The PSU awards will vest at the end of a 3-year performance cycle if the market conditions are met. The market-based conditions will be satisfied if certain milestones based on the Company’s common stock price or relative total shareholder return (“TSR”) are achieved.

The following tables summarizes the activity of RSU and PSU awards for the years ended December 31, 2021, 2020, and 2019:

	RSU	PSU (1)	Total	Weighted average grant date fair value
Balances, December 31, 2018	640,750	—	640,750	$14.20
Share units granted during the period	309,192	—	309,192	$9.20
Share units vested during the period	(281,377)	—	(281,377)	$13.97
Share units forfeited during the period	(10,945)	—	(10,945)	$14.32
Balances, December 31, 2019	657,620	—	657,620	$11.95
Share units granted during the period	200,868	183,560	384,428	$16.96
Share units vested during the period	(300,404)	—	(300,404)	$12.08
Share units forfeited during the period	(19,743)	—	(19,743)	$12.62
Balances, December 31, 2020	538,341	183,560	721,901	$14.55
Share units granted during the period	102,956	104,834	207,790	$44.62
Share units vested during the period (2)	(278,684)	(7,004)	(285,688)	$12.32
Share units forfeited during the period	(18,753)	—	(18,753)	$12.70
Balances, December 31, 2021	343,860	281,390	625,250	$25.37
Total share units outstanding and expected to vest at December 31, 2021			590,615	$25.12

(1)

The grant date fair value of PSU awards granted during 2021 and 2020 were $55.85 per share and $22.06 per share, respectively. On the settlement date for each measurement period of market-based awards, grantees may receive shares equal to 0% to 200% of the awards granted depending upon the achievement of certain market criteria based on the Company’s TSR relative to the peer group during the three-year performance period.

(2)	As of December 31, 2021, an incremental fair value expense of $577 was recognized for certain awards that were modified to accelerate vesting upon retirement.

As of December 31, 2021, $11,889 of total compensation cost related to non-vested time-based RSU and market-based PSU awards not yet recognized is expected to be recognized over a weighted average period of 1.9 years. The grant date fair value of the market-based PSU awards is recognized as expense ratably over the vesting period and is not adjusted in future periods for the success or failure to achieve the specified market condition.

There were no PSU awards granted during the year ended December 31, 2019. The fair value of PSU awards granted during the years ended December 31, 2021 and 2020 were determined using the Monte Carlo simulation valuation model that incorporated multiple valuation assumptions, including the probability of achieving the specified market condition and the following assumptions.:

	2021	2020
Risk-free interest rates	0.54%	0.16%
Expected common share price volatilities	59.80%	57.40%
Expected dividends	0.0%	0.0%

(13) Shareholders’ Equity

Share Repurchase Program

In 2019, the Company’s board of directors approved a share repurchase program to repurchase up to $25,000 of the Company’s common shares, in 2020 the board of directors approved an increase of another $75,000 to this program and in 2021 the program was further increased by $100,000. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization did not obligate the Company to acquire a specific number of shares during any period, but it may be modified, suspended or terminated at any time at the discretion of the Company’s board of directors.

During the year ended December 31, 2020, the Company repurchased 6,736,493 shares at an average price of $10.17 for a total amount of $68,493, including commissions paid. During the year ended December 31, 2021, the Company repurchased 2,426,725 shares at an average price of $29.76 for a total amount of $72,220, including commissions paid. As of December 31, 2021, approximately $51,134 remained available for repurchases under the share repurchase program.

Preferred Shares

In April 2021, the Company completed an underwritten public offering of 6,000,000 depositary shares, each representing a 1/1,000th interest in a share of its 7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share and $25,000 liquidation preference per share (equivalent to $25.00 per depositary share) (“Series A Preferred Shares”), resulting in net proceeds to the Company of $144,708 after deducting the underwriting discount and other offering expenses. The net proceeds from the offering were used for general corporate purposes, including the purchase of additional containers. The Series A Preferred Shares are perpetual, have no maturity date and are redeemable from June 15, 2026 (the “first reset date”) by the Company.

In August 2021, the Company completed an underwritten public offering of 6,000,000 depositary shares, each representing a 1/1,000th interest in a share of its 6.25% Series B Fixed Rate Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share and $25,000 liquidation preference per share (equivalent to $25.00 per depositary share) (“Series B Preferred Shares”), resulting in net proceeds to the Company of $144,872 after deducting the underwriting discount and other offering expenses. The net proceeds from the offering were used for general corporate purposes, including the purchase of additional containers. The Series B Preferred Shares are perpetual, have no maturity date and are redeemable from December 15, 2026 by the Company.

Each Series of preferred shares may be redeemed at the Company’s option, at any time after approximately five years from original issuance, for cash at a redemption price of $25.00 per depositary share plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preferred shares in the event of a Change of Control (as defined in the Certificate of Designations). If the Company does not elect to redeem the preferred shares in a Change of Control triggering event, holders of each Series of preferred shares may have the right to convert their preferred shares into common shares. There is no mandatory redemption of each Series of preferred shares or redemption at the option of the holders. Holders of the preferred shares do not have general voting rights.

Preferred Share Dividends

Dividends on each Series of preferred shares accrue daily and are cumulative from and including the date of original issuance and are payable quarterly in arrears on the 15th day of March, June, September and December of each year, when declared by the Company’s board of directors. Dividends accrue at the stated annual rate of the $25,000 liquidation preference. Each Series of preferred shares rank senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up.

The Company’s board of directors approved and declared the following quarterly cash dividends during the year ended December 31, 2021 on its issued and outstanding preferred shares:

		Series A Preferred Shares		Series B Preferred Shares
Record Date	Payment Date	Aggregate Payment	Per Depositary Share Payment (1)	Aggregate Payment	Per Depositary Share Payment (1)
May 31, 2021	June 15, 2021	$1,808	$0.30	—	—
August 31, 2021	September 15, 2021	$2,625	$0.44	—	—
December 3, 2021	December 15, 2021	$2,625	$0.44	$2,917	$0.49

(1)	Rounded to the nearest whole cent.

As of December 31, 2021, the Company had cumulative unpaid preferred dividends of $854.

Common Share Dividends

The Company’s board of directors approved and declared a cash dividend of $0.25 per share on its issued and outstanding common shares for a total aggregate amount of $12,285, paid on December 15, 2021 to holders of record as of December 3, 2021.

      .

(14) Subsequent Event

In February 2022, the Company’s board of directors approved and declared a quarterly preferred cash dividend on its issued and outstanding preferred shares, payable on March 15, 2022, to holders of record as of March 4, 2022. The dividend declared on Series A Preferred Shares and Series B Preferred Shares were $0.44 and $0.39 per depositary share (rounded to the nearest whole cent), respectively, for a total aggregate amount of $2,625 and $2,344, respectively.

In February 2022, the Company’s board of directors approved and declared a cash dividend of $0.25 per share on its issued and outstanding common shares, payable on March 15, 2022, to holders of record as of March 4, 2022.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

Parent Company Information

Years Ended December 31, 2021, 2020 and 2019

(All currency expressed in United States dollars in thousands)

	2021	2020	2019
Operating expenses:
General and administrative expense	$4,519	$3,988	$4,089
Total operating expenses	4,519	3,988	4,089
Loss from operations	(4,519)	(3,988)	(4,089)
Other income:
Equity in net income of subsidiaries	289,133	76,076	60,813
Interest income	55	80	—
Other, net	(381)	654	—
Net other income	288,807	76,810	60,813
Income before income tax	284,288	72,822	56,724
Income tax benefit (expense)	—	—	—
Net income	284,288	72,822	56,724
Less: Dividends on preferred shares	10,829	—	—
Net income attributable to common shareholders	$273,459	$72,822	$56,724
Net income attributable to common shareholders per share:
Basic	$5.51	$1.37	$0.99
Diluted	$5.41	$1.36	$0.99
Weighted average shares outstanding (in thousands):
Basic	49,624	53,271	57,349
Diluted	50,576	53,481	57,459
Other comprehensive income, before tax:
Change in derivative instruments designated as cash flow hedges	10,986	(12,307)	(110)
Reclassification of realized loss (gain) on derivative instruments designated as cash flow hedges	8,771	2,806	(7)
Foreign currency translation adjustments	(79)	177	42
Comprehensive income, before tax	303,966	63,498	56,649
Income tax (expense) benefit related to items of other comprehensive income	(184)	91	—
Comprehensive income, after tax	303,782	63,589	56,649
Less: Dividends on preferred shares	10,829	—	—
Comprehensive income attributable to common shareholders	$292,953	$63,589	$56,649

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2021 and 2020

(All currency expressed in United States dollars in thousands)

	2021	2020
Assets
Current assets:
Cash and cash equivalents	$10,696	$12,372
Prepaid expenses and other current assets	378	336
Due from affiliates, net	2,231	2,679
Total current assets	13,305	15,387
Investments in subsidiaries	1,768,779	1,245,427
Total assets	$1,782,084	$1,260,814
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$830	$394
Total current liabilities	830	394
Shareholders’ equity:
Preferred shares	300,000	-
Common shares	595	587
Treasury shares	(158,459)	(86,239)
Additional paid-in capital	428,945	417,421
Accumulated other comprehensive income (loss)	9,750	(9,744)
Retained earnings	1,200,423	938,395
Total shareholders’ equity	1,781,254	1,260,420
Total liabilities and shareholders’ equity	$1,782,084	$1,260,814

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2021, 2020 and 2019

(All currency expressed in United States dollars in thousands)

	2021	2020	2019
Cash flows from operating activities:
Net income	$284,288	$72,822	$56,724
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(289,133)	(76,076)	(60,813)
Dividends received from subsidiaries	61,000	76,167	46,823
Share-based compensation	6,699	4,723	4,388
Decrease (increase) in:
Prepaid expenses and other current assets	(42)	(26)	(128)
Increase (decrease) in:
Accounts payable and accrued expenses	436	(82)	(237)
Total adjustments	(221,040)	4,706	(9,967)
Net cash provided by operating activities	63,248	77,528	46,757
Cash flows from investing activities:
Investments in subsidiaries	(269,436)	(2,050)	(41,865)
Net cash used in investing activities	(269,436)	(2,050)	(41,865)
Cash flows from financing activities:
Issuance of preferred shares, net of underwriting discount	290,550	—	—
Purchase of treasury shares	(72,220)	(68,493)	(8,597)
Issuance of common shares upon exercise of share options	9,043	1,295	126
Dividends paid on common shares	(12,285)	—	—
Dividends paid on preferred shares	(9,975)	—	—
Due to (from) affiliates, net	448	(2,041)	49
Other	(970)	—	—
Net cash provided by (used in) financing activities	204,591	(69,239)	(8,422)
Effect of exchange rate changes	(79)	177	42
Net (decrease) increase in cash and cash equivalents	(1,676)	6,416	(3,488)
Cash and cash equivalents, beginning of the year	12,372	5,956	9,444
Cash and cash equivalents, end of the year	$10,696	$12,372	$5,956

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2021, 2020 and 2019

(All currency expressed in United States dollars in thousands)

		Additions
	Balance at	Charged to		Balance at
	Beginning of	Expense		End of
	Year	(Recovery)	Deductions	Year
December 31, 2019
Accounts receivable, allowance for doubtful accounts	$5,729	$2,096	$(1,526)	$6,299
Net investment in finance leases, allowance for credit losses	$—	$—	$—	$—
Container leaseback financing receivable, allowance for credit losses	$—	$—	$—	$—
December 31, 2020
Accounts receivable, allowance for doubtful accounts	$6,299	$(3,149)	$(487)	$2,663
Net investment in finance leases, allowance for credit losses (1)	$636	$697	$—	$1,333
Container leaseback financing receivable, allowance for credit losses (1)	$256	$168	$—	$424
December 31, 2021
Accounts receivable, allowance for doubtful accounts	$2,663	$(674)	$(699)	$1,290
Net investment in finance leases, allowance for credit losses	$1,333	$(590)	$—	$743
Container leaseback financing receivable, allowance for credit losses	$424	$(311)	$—	$113

(1)	Balance at beginning of the year was due to impact of adopting Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses on January 1, 2020.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document

1.1	Memorandum of Association of Textainer Group Holdings Limited (1)

1.2	Bye-laws of Textainer Group Holdings Limited (2)

2.1	Form of Common Share Certificate (3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”) (4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (5)

4.3	Second Amendment to the Office Lease, dated as of April 23, 2015, by and between Columbia REIT – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (6)

4.4*	Employment Agreement, dated August 13, 2018 by and between Textainer Equipment Management (U.S.) Limited and Olivier Ghesquiere (7)

4.5*	Employment Agreement, dated September 13, 2018 by and between Textainer Equipment Management (U.S.) Limited and Michael Chan (8)

4.6*	2019 Share Incentive Plan (as amended and restated effective May 23, 2019) (9)

4.7*	Form of Indemnification Agreement (10)

4.8

Amended and Restated Credit Agreement, dated September 26, 2018, by and among, Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Wells Fargo Bank, N.A., as agent and the lenders party thereto (“TL Credit Agreement”) (11)

4.9†

Omnibus Amendment and Consent dated November 15, 2021 to the Second Amended and Restated Indenture, dated August 31, 2017, by and between Textainer Marine Containers Limited II, as issuer and Wells Fargo Bank, National Association, as indenture trustee (“TMCL II Indenture”), the Second Amended and Restated Textainer Marine Containers Limited II Series 2012-1 Supplement, dated August 31, 2017 to the TMCL II Indenture (the “Series 2012-1 Supplement”) amending and restating the TMCL II Indenture, the Series 2012-1 Supplement and changing the indenture trustee and amending other facility documents)

4.10	Certificate of Designations with Respect to the 7.000% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, dated April 13, 2021 (12)

4.11	Certificate of Designations with Respect to the 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, dated August 23, 2021 (13)

4.12	Container Management Services Agreement, dated as of December 1, 2016, by and between Maccarone Container Fund, LLC and Textainer Equipment Management Limited (14)

8.1†	Subsidiaries of the Registrant

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

15.1† 99.1†	Consent of KPMG LLP Letter from KPMG LLP dated March 17, 2022 regarding the change in the Company’s independent registered public accounting firm

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Filed herewith.
*	Indicates management contract or compensatory plan.
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(6)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001- 33725) filed with the SEC on March 11, 2016.
(7)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(8)	Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(9)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-233323) filed with the SEC on August 16, 2019.
(10)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(11)	Incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 25, 2019.
(12)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Form 8A-12B filed with the SEC on April 13, 2021.
(13)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Form 8A-12B filed with the SEC on August 23, 2021.
(14)	Incorporated by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 27, 2017.

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

March 17, 2022