Form 20-F
period 2022-12-31
TEXTAINER GROUP HOLDINGS LTD
filed 2023-02-14
CIK 1413159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

43,634,655 Common Shares

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

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Auditor Firm Id:	34	Auditor Name:	Deloitte & Touche LLP	Auditor Location:	San Francisco, California

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

Forward-looking statements regarding our present plans or expectations involve risks and uncertainties relative to return expectations and related allocation of resources and changing economic or competitive conditions which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply, the magnitude and duration of the COVID-19 pandemic, the Russia-Ukraine war and other factors discussed under Item 3, “Key Information -- Risk Factors” or elsewhere in this Annual Report on Form 20-F, which could also cause actual results to differ from present plans. Such differences could be material.

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

•
We face a number of other business risks including IT system risks, cyber-attack and security breaches, insurance risks, U.S. government contracting risks, risks from acquisitions and joint ventures, risks from attracting and retaining senior executives, environmental regulations, risks from our investments with Trifleet Leasing, and risks from U.S. laws that impact our international operations.

•
There are a number of tax risks related to our business and shares, these include (i) U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company (ii) we may become subject to unanticipated tax liabilities, (iii) our U.S. subsidiaries may be treated as personal holding companies for U.S. federal tax purposes, (iv) our ability to use our net operating losses to offset future taxable income may be subject to certain limitations, (v) and the calculation of our income tax expense requires judgment and the use of estimates.

•
There are a number of risks related to our shares and public listings, including (i) any dividends paid in the future could be reduced or eliminated, (ii) we face risks from our share repurchase program, (iii) the market price and trading volume of our common and preferred shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile, (iv) risks related to our dual listing on the Johannesburg Stock Exchange, (v) we face risks in relation to our continued compliance with corporate governance and financial reporting obligations, (vi) future sales of a large number of our securities into the public market, or the expectation of such sales, could cause the market price of our common and preferred shares to decline significantly, (vii) we have provisions in our bye-laws that may discourage a change of control, (viii) you may have greater difficulties in protecting your interests than as a shareholder of a U.S. or South African corporation, and (ix) our bye-laws restrict shareholders from bringing legal action against our officers and directors.

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
•
the number of containers purchased in the current year and prior years by competitors and container lessees and container inventory levels;
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
•
depot capacity and storage fees and container handling and repair costs;
•
customs procedures, foreign exchange controls and other governmental regulations, including environmental or maritime rules that impact container shipping;
•
natural disasters, war or events that are severe enough to affect local and global economies or interfere with trade, such as the Novel Coronavirus (or “COVID-19”) pandemic and the Russia-Ukraine war; and
•
other political and economic factors.

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

The continued sustainability of international economic growth is uncertain particularly due to the ongoing Novel Coronavirus pandemic which created severe economic contractions and rebounds from 2020 to 2022. The Novel Coronavirus pandemic increased container trade demand and shipping lines’ financial performance; however the continued strength and duration of this demand is uncertain as the congestion and economic stimulus that dramatically increased freight rates have normalized and lease rates and new and used container prices have declined.

Uncertainties relating to Novel Coronavirus include the duration of the outbreak, the countries impacted by the outbreak, recurrence or changes in the scope of the outbreak, and actions that may be taken to contain or treat its impact, by governments and others, including vaccine and medical prevention and treatment developments, declarations of states of emergency, business closures, manufacturing restrictions and a prolonged period of travel and/or other similar restrictions and limitations. Disruptions from the Novel Coronavirus or reduced container and/or container trade demand following heavy container investment during the initial outbreak of COVID-19 may lead to increased future credit concerns regarding our customers, reduced container demand, lower utilization of our fleet, lower lease rates, lower sale prices for our used containers, disruptions in the capital markets, increased risk of non-compliance with our debt covenants and operational and business process disruptions for us and our customers.

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
•
lease rates offered by our competitors.

Most of these factors are beyond our control. From late 2018 until the middle of 2020 steel prices, container prices and lease rates generally declined and demand for new containers also declined given trade disputes and the emergence of the Novel Coronavirus pandemic. From the middle of 2020 until early 2022, steel prices, container prices and lease rates all materially escalated as cargo and container demand increased. In 2021, record levels of containers were produced at very high prices to satisfy industry demand and the demand created from congestion and trade disruptions. Container demand and trade congestion were reduced in 2022 with approximately half as many containers produced in 2022 than in 2021. The resolution of trade disruptions, moderation in demand for goods upon the mitigation of the Novel Coronavirus pandemic and lower steel prices has caused container prices and lease rates to decline. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies or container factories, overproduction of new containers by factories and the over-buying by shipping lines, leasing companies and tax-driven container investors. If future market lease rates decrease or return to historically low levels, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition. Container utilization rates for us and our competitors increased in 2020 and are currently at very high levels by historical standards. If future container returns increase or utilization rates decrease, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition.

Reductions in the prices of new containers would harm our business, results of operations and financial condition.

Lease rates for new containers are positively but not exclusively correlated to the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. In the past five years, prices for new standard 20’ dry freight containers have moved in a wide range, with prices ranging between $1,598 and $3,790 during this time. Our average new container cost per CEU decreased in 2022 compared to 2021 as container prices decreased due to lower steel costs, lower container demand and reduced prices from factories. Container prices increased from 2016 to late 2018 and then declined until early 2020 when increases resumed and prices were at historically high levels in 2021. If new container prices decline, the lease rates achievable when older, off-lease containers are leased out will also decrease and the prices obtained for containers sold at the end of their useful lives may also decrease. From late 2018 until early 2020, we generally saw new container pricing and lease rates decline, and these trends reversed for the rest of 2020 and through 2021. In 2022 new container prices and lease rates declined with a low level of market activity in the second half of the year. A decline in new container prices causes low market lease rates and low resale values for containers, which have and may in the future adversely affect our business, results of operations and financial condition, even if low new container prices allow us to purchase new containers at a lower cost.

We derive a substantial portion of our lease rental income from a limited number of container lessees, and the loss of, or reduction in business, by any of these container lessees could harm our business, results of operations and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of lease rental income and cash flow from a limited number of container lessees. Lease revenues from our 20 largest container lessees represented approximately $715 million or 88.3% of the total lease rental income during 2022. Our three largest customers in 2022 were Mediterranean Shipping Company S.A., which accounted for $198 million or 24.4%, CMA-CGM S.A., which accounted for $95 million or 11.7%, and COSCO Shipping Lines, which accounted for $87 million or 10.8% of our total lease rental income. Due to the ongoing consolidation in the shipping line industry, our 20 largest container lessees are becoming an increasing percentage of our total revenue, with correspondingly increased concentration of credit risk. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition.

The use of very large container ships (18,000 TEU+) on the major trade lanes may lead to further industry consolidation and shipping line alliance participation, and even greater reliance by us on our largest customers, and may negatively impact the performance of smaller and mid-size shipping lines. Several of the largest shipping lines have invested heavily in these very large ships and reportedly have achieved meaningful unit cost advantages and increased market share on the major trade lanes. In response, some smaller shipping lines have started to exit the major trade lanes, while others are seeking to form closer operating partnerships. Additionally, shipping lines have used some of their substantial profits from 2020 to 2022 to purchase significant numbers of new and used container ships. The delivery of significant new ship capacity without trade growth or the retirement of older ships could result in substantial overcapacity, lower freight rates, lower shipping line profits and increased credit risk for us.

Consolidation, shipping line alliances, and concentration in the container shipping industry could decrease the demand for leased containers or warrant regulatory actions.

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is possible. Historically, shipping lines have also formed a number of alliances to share vessel space and the creation of new alliances and changes in the membership of each alliance is ongoing. Consolidation of major container shipping lines and growth of alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. If shipping line alliances are effective at making shipping lines more efficient, this could reduce the demand for containers. The growth of alliances may add pressure to those shipping lines that do not join an alliance as they may find it more difficult to cost effectively serve shippers needs and/or shippers may choose to only ship cargo with alliances due to solvency concerns or otherwise. Shifts and changes in shipping line alliances may also cause industry disruption and may change competitive dynamics which could adversely impact shipping lines and potentially adversely impact our business. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition. Significant increases in freight rates during the COVID-19 pandemic have attracted scrutiny of the shipping industry by regulators. United States and international antitrust regulators have announced increased resources devoted to investigating possible collusion or anti-competitive behavior by shipping lines. Penalties on the industry or increased regulation of the industry may adversely affect our customers, impact their financial resources and/or reduce the demand for shipping containers which could negatively impact our operations and results.

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

The Russia-Ukraine war may negatively impact international trade and our business.

The Russian military operation in Ukraine that commenced on February 24, 2022 has resulted in significant economic sanctions and trade controls on Russia with certain countries restricting shipments to or from Russian ports and limitations on Russian banks and entities ability to access international payment systems. The Company has approximately $17 million in net book value of owned containers on lease to a customer that conducts a significant amount of its trading with Russia. If the situation continues, worsens, or if countries impose additional economic sanctions or other business restrictions, including sanctions on countries that are supporting Russia or refusing to sanction Russian parties, international trade may be negatively impacted and container trade and demand for our containers may decrease and our business and results of operation could be harmed.

Asian economic instability could reduce demand for leasing, which would harm our business, results of operations and financial condition.

Many of our customers are substantially dependent upon shipments of goods exported from Asia. From time to time, there have been health scares, such as the Novel Coronavirus outbreak in China in early 2020, Severe Acute Respiratory Syndrome and avian flu, financial turmoil, natural disasters, and political instability in Asia. In the past, these events have adversely affected our container lessees and the general demand for shipping and have led to reduced demand for leased containers or otherwise caused adverse effects on us. Ongoing or future events such as these may have similar or worse impacts on our business. Any reduction in demand for leased containers would harm our business, results of operations and financial condition.

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

Lessee defaults have and may harm our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection, insurance, and recovery expenses.

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

We experienced lessee defaults, including the default of Hanjin in 2016, which severely negatively impacted our financial performance, and we believe that there is the continued risk of lessee defaults in the future. Historically, efforts to maintain high freight rates on the major trade lanes generally have not been sustainable for long periods of time. Excess vessel capacity due to new ship production, including the production of very large ships, and the re-activation of previously laid up vessels may be a factor in the future, especially if older vessels are not scrapped. Major shipping lines had record profits during 2020 to 2022 given the trade demand increase that commenced in the middle of 2020, however reliable information about the financial position and resources of many shipping lines can be difficult to obtain and all shipping lines may not benefit equally from the higher trade demand. Excess vessel capacity and continued new vessel deliveries, especially the delivery of very large vessels, may cause freight rate pressure to return in the future and substantial numbers of new ships were ordered by shipping lines since the commencement of the COVID-19 pandemic. Additionally, the commencement of various tariff and trade restriction actions between major trading nations in 2018 which continued and accelerated in 2019 has increased uncertainty about container trade growth and demand and may increase default risk if tariff actions return and/or increase. While certain trade disputes were resolved at the end of 2019, the duration of these tariff actions may have altered trade patterns and may have lasting impacts on container demand. The Novel Coronavirus pandemic has added to uncertainty about container trade demand, freight rates and our lessees' financial performance. Freight rates have normalized since the peaks seen earlier in the pandemic as congestion and demand have moderated and our lessees historical financial performance may not continue. Additionally, shipping lines’ expenses for vessels and containers have significantly increased since the commencement of the Novel Coronavirus pandemic and many of these are fixed long term costs that may be difficult to service with lower freight rates and/or reduced trade demand. As a result, we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults by our customers.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be recovered in locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. In recovery actions we must locate the containers and often need to pay accrued storage and handling charges to depots and terminals, which may include debts incurred by the defaulting shipping line. We also may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. These recovery and repair costs, and repositioning costs generally are reflected in our financial statements under container lessee default expense, net, and direct container expense – owned fleet, respectively. Accordingly, the amount of our bad debt expense may not capture the total adverse financial impact on us from a shipping line’s default. While we previously maintained insurance to cover some defaults, recent premium increases, large deductible amounts, and significant policy exclusions made the coverage uneconomic and we determined to let our coverage lapse in 2021. In 2015 and 2016 we filed significant insurance claims for lessee defaults we experienced. As a result of these insurance claims, potential future insurance claims or changes in the perceived risk of providing default insurance, such insurance might not be available to us in the future on commercially reasonable terms or at all. If we resume insurance, in any insurance claim our insurers may not agree with our determination that we have suffered an insured loss or our calculation of the amount of the insured loss. Any such future defaults could harm our business, results of operations and financial condition.

Historically we have recovered a very high percentage of the containers from defaulted lessees. However, in past years we encountered defaults from several smaller lessees and lessees in locations where recoveries did not track to our historical experience and significant losses were incurred. These losses were due to a number of containers being unrecoverable as the containers were not in the control of the lessee or the containers were detained by depots or terminals that demanded storage charges in excess of the value of the detained containers after accounting for repair and repositioning costs. Additionally, in certain recent insolvencies, even when we have recovered the containers, they have generally been in very poor condition which limits their ability to be re-leased and reduces their disposal value, both of which add to the ultimate cost of the default. If a material amount of future recoveries from defaulted lessees continue to deviate from our historical recovery experience, our financial performance and cash flow could be severely adversely affected.

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

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt. As of December 31, 2022, we had outstanding indebtedness of $5,540 million under our debt facilities. All of our outstanding indebtedness is secured debt collateralized primarily by our container assets and finance leases. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business and our liquidity.

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

Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our business primarily generates cash from our container assets. Our lenders, rating agencies and the investors in our asset-backed debt securities look to the historical and anticipated performance of our container assets when deciding whether to lend to us and the terms for such lending. It is possible that:

•
our business will not generate sufficient cash flow from operations to service and repay our debt and to fund working capital requirements and future capital expenditure;
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

We are also required to comply with certain financial covenants. These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these financial covenants and restrictions, due to weaker financial performance, reduced asset values or otherwise could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets and finance leases. Certain covenants limit our ability to borrow amounts secured by containers leased to a defaulted or bankrupt customer, compliance with such covenants may require repayment of amounts borrowed or limit future borrowings and compliance with these covenants may be difficult in the event of an insolvency of a large customer. If needed in the future, we may be unable to obtain covenant amendments and waivers from our lenders and some or all of our indebtedness could be in default. Additionally, covenant amendments and waivers may limit our ability to access additional funds for container investment and the cost and expense of covenant amendments, waivers and/or refinancing may limit our available funds for container investment.

If we are unable to enter into interest rate swaps and caps on reasonable commercial terms or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facilities and intend to use borrowings under our revolving credit facilities and our secured debt facilities for such funding in the future. As of December 31, 2022, $2,607 million in aggregate principal amount under our revolving debt facilities are subject to variable interest rates. We have entered into various interest rate swap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the Secured Overnight Financing Rate (“SOFR”), the replacement rate to London Inter Bank Offered Rate (“LIBOR”). There can be no assurance that interest rate swaps and caps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate swaps and caps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

Even with hedged variable rate debt and fixed rate debt, we face interest rate risk.

We generally hedge and fix our overall debt exposure to have a maturity similar to the average remaining lease term of our long-term lease contracts. However, if during the duration of our hedging, interest rates increase but lease rate per diems do not also increase, as our hedges expire our financial performance may decline due to higher interest rates not being offset by higher per diems. If this occurs, we may not be able to generate sufficient cash flows to service our debt obligations and/or we may breach our debt covenants, all of which would materially and adversely impact us. Additionally, in recent years we have entered into long term finance and operating leases that have a duration of longer than seven years and we do not believe that hedging the debt associated with the entire duration of these leases is economic. If interest rates materially increase in the later years of these leases and the debt associated with these leases remains unhedged our results may be adversely affected.

We own a large number of containers in our fleet and are subject to significant ownership risk and increasing our owned fleet entails increasing our debt, which could result in financial instability.

Ownership of containers entails greater risk than management of containers for container investors. In 2022, the percentage of containers in our fleet that we own increased from 93% at the beginning of the year to 94% at the end of the year. In December 2019, we purchased the fleet of containers we previously managed for Leased Assets Pool Company Limited, an affiliate of Trencor and this increased our owned fleet percentage in 2019. In 2021, we purchased the 49.9% of TAP Funding Limited that we did not own, which further increased our owned fleet percentage in 2021. The increased number of containers in our owned fleet increases our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales prices upon the disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, add third party container investors and/or acquire other fleets.

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

We currently purchase substantially all our containers from manufacturers based in the PRC. If it were to become more expensive for us to procure containers in the PRC or to transport these containers at a low cost from the manufacturer to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, consolidation among container suppliers, increased tariffs imposed by the U.S. or other governments, changing trade patterns, increased fuel costs, increased labor costs, or for any other reason, we may have to seek alternative sources of supply and we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs.

The availability and price of containers depend significantly on the demand, available capacity and bargaining position of the major container manufacturers. Three major manufacturers have approximately 80% of that industry’s market share. Additionally, one of the major container manufacturers is under common ownership with a large container lessor, which may impact our ability to competitively source containers from this manufacturer. This market structure and the commodity inputs used in manufacturing have led to significant variability in container prices. In particular, the increased focus on environmental matters in China may reduce the supply (and increase the cost) of steel and other raw materials used in our containers and the mandatory use of water borne paint by all container factories in China has already increased the cost of containers and created container production constraints. If an increased cost of purchasing containers is not matched by a corresponding increase in lease rates, or if we have difficulty in sourcing containers, our business, results of operations and financial condition would be harmed.

Sustained reduction in the production of new containers could harm our business, results of operations and financial condition.

Container manufacturing shutdowns in China in the wake of the financial crisis drastically reduced the production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers. During the period of shutdowns, container manufacturers lost up to 60% of their skilled work force and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011 and have continued steady production, if there is a sustained reduction in the production of new containers due to the Novel Coronavirus or otherwise, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

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

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than to buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. In part due to constraints on their financing and need to allocate capital to new ship purchases, scrubber installations for low sulphur emissions compliance and port terminals, in recent years, shipping lines have generally reduced their purchases of new containers. However, following several years of record profits, in 2022 shipping lines increased the percentage of containers that they purchased rather than leased. In 2022, we believe that approximately 40% of all shipping containers were purchased by leasing companies. In 2022 and 2021, shipping lines continued to report historic profitability and they may have additional financial resources in the future to allocate to container purchases. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased repositioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

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

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2022, approximately 19% of our total lease billing was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. Substantially, all container manufacturing facilities from which we purchased our containers in 2022 are located in the PRC. A reduced rate of economic growth, changes to economic or trade policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

The legal systems in the PRC and other jurisdictions have inherent uncertainties that could limit the legal protections available to us and even if legal judgments are obtained, collection may be difficult.

We currently purchase substantially all our containers from manufacturers based in the PRC. In addition, a substantial portion of our containers are leased out from locations in the PRC. California law governs almost all of these agreements. However, disputes or settlements arising out of these agreements may need to be enforced in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and may be subject to considerable discretion, variation, or influence by external forces unrelated to the legal merits of a particular matter. The enforcement of these laws, regulations, and rules involves uncertainties that may limit remedies available to us. Any litigation or arbitration in the PRC may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, the PRC may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations. If we are unable to enforce any legal rights that we may have under our contracts or otherwise in the PRC, our ability to compete and our results of operations could be harmed.

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

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 72% of our direct container expenses - owned fleet were denominated in U.S. dollars for the year ended December 31, 2022. Accordingly, a significant amount of our expenses is incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2022, 2021 and 2020, 28%, 21% and 28%, respectively, of our direct container expenses – owned fleet were paid in different foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income. While the prices of the used containers we trade or dispose are primarily quoted and billed in U.S. dollars, declines in the currencies where these containers are sold relative to the U.S. dollar can serve to reduce the market prices for used containers, which will decrease our net income. We do not engage in foreign currency hedging activities which might reduce the volatility associated with exchange rates.

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

We entered into a tank container management agreement with Trifleet Leasing (The Netherlands) B.V. (“Trifleet”) in June 2013. Under this agreement, we invest funds with Trifleet for the purchase and leasing of tank containers. Trifleet is our exclusive manager for investments in tank containers. Intermodal tank containers are used for the transport and storage of liquid foodstuffs, chemicals, and gases. This is a specialized market subject to a number of regulations and strict operating procedures. As Trifleet is investing funds on our behalf in tank containers, our return on any investments under this management agreement are highly reliant on their skill and performance, as well as the overall investment climate for tank containers. While we approve of the amounts committed under the management agreement, Trifleet selects the lessees, negotiates lease terms, determines equipment specifications, negotiates equipment orders and supervises production, and is responsible for all other management activities including customer billing, equipment return, re-leasing, maintenance, and repairs. If Trifleet or the tank container market does not perform as we anticipate, we may not receive adequate returns on our investment and our results could be materially impacted. Additionally, given the nature of tank containers and their cargos, our ownership of tank containers could expose us to different and additional risks than we generally face as the owner and lessor of dry freight and refrigerated containers. While lessees, Trifleet and ourselves all maintain insurance, and lessees agree to accept liability for claims caused by the operation of tank containers, this may still be inadequate to shield us from costs and liability from any claims arising from tank containers that we own pursuant to the Trifleet management agreement. In December 2020, Trifleet was purchased by GATX Corporation, a publicly traded company that primarily leases railcars. Given the sale of Trifleet, we may face additional risks in the continued performance of our tank investments managed by Trifleet and in our continued relationship with Trifleet.

If our insurance is inadequate or if we are unable to obtain insurance, we may experience losses.

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Our depots are also required to maintain insurance and indemnify us against losses. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we previously maintained insurance that, after satisfying significant deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers. Given the high premium, significant deductible, and policy exclusions in this policy, we determined to lapse our coverage since 2021. Lessees’ and depots’ insurance policies and indemnity rights may not protect us against losses. Our own insurance may prove to be inadequate or have too high deductibles to prevent against losses or in the future coverage may be unavailable or uneconomic, and losses could arise from a lack of insurance coverage.

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

Our worldwide operations are taxed under the laws of the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Some of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely uncertain and can be expected to be very lengthy in coming to a final determination in the applicable jurisdictions.

In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development (“OECD”) has proposed a number of tax law changes under its Base Erosion and Profit Shifting (“BEPS”) Action Plans to address issues of transparency, coherence and substance.

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

On March 27, 2020, the US Coronavirus Aid, Relief, and Economic Security Act (“CARES”) of 2020 was signed into law. For applicable impacted years, the CARES Act introduced measures such as (1) additional carryback years as well as the elimination of the 80% taxable income limitation on net operating losses (“NOL”) usage; (2) enhanced interest deductibility on 163(j) business interest expense (raising adjusted taxable income deduction limit threshold from 30% to 50%); (3) accelerated alternative minimum tax credit refunds; (4) retroactive technical correction of qualified improvement property costs recovery period; (5) enhanced deductibility of charitable contributions from 10% of taxable income limitation to 25%; and (6) introduced payroll tax deferral programs and loan forgiveness programs (Paycheck Protection Program). None of these measures have a material impact on the Company’s tax situation.

Increases in income tax rates or other changes in tax laws, including changes in how existing tax laws are interpreted or enforced, may adversely affect our financial performance. For example, numerous countries have agreed to a statement in support of the OECD model rules that propose a partial global profit reallocation and a global minimum tax rate of 15% and European Union member states have recently agreed to implement the global minimum tax. There can be no assurance that other individual countries will adopt these changes, or that once adopted by any country, that these changes will not have adverse effects on our financial performance.

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

We have significant net operating loss carry-forwards in the United States. As of December 31, 2022, we had net operating loss carry-forwards relating to U.S. federal income taxes; $69,807 which will begin to expire from December 31, 2032 through December 31, 2037 if not utilized and $6,943 has no expiration date.

In the United States, utilization of these net operating loss carry-forwards for federal income tax purposes may be subject to an annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change within the meaning of Section 382 occurs if a transaction or series of transactions over a three-year period result in a cumulative change of more than 50% in the beneficial ownership of a company’s stock. We do not believe we have a limitation on the ability to utilize our net operating loss carry-forwards under Section 382 as of December 31, 2022. However, issuances, sales and/or exchanges of our stock (including, potentially, relatively small transactions and transactions beyond our control) occurring after December 31, 2022, taken together with prior transactions with respect to our stock over a three-year period, could trigger an ownership change under Section 382 in the future and therefore a limitation on our ability to utilize our net operating loss carryforwards. Any such limitation could cause some loss carryforwards to expire before we would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of our tax assets or both.

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

We eliminated our common share dividend payment in the fourth quarter of 2016. In the fourth quarter of 2021, we announced the commencement of dividends on our common shares. While common share dividends have been reinstated, any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year, in each quarter of a year, or pay any specific amount of dividends. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) TL’s revolving credit facilities or term loan, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction, suspension or elimination of dividends may negatively affect the market price of our common and preferred shares. Furthermore, since we are a holding company, substantially all the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends as permitted under our lending agreements.

We face risks from our share repurchase program.

In September 2019, we announced a share repurchase program to repurchase up to $25 million of our shares; the program has been increased several times and currently is authorized to repurchase up to a total of $450 million of our shares. Purchases under this program are at our discretion and we may not purchase all $450 million of shares authorized under the program. This program may be increased, reduced, or terminated at any time by us. Share repurchases may reduce our financial flexibility, limit our ability to reduce debt, limit our ability to continue or increase our dividend program and may reduce our funds available for container investments. Using funds to repurchase shares could cause our debt to equity ratio to increase and may impair our ability to comply with the financial covenants in our debt agreements. Share repurchases may also reduce the number of shares available for other investors to purchase in the market which could add to share price volatility for our stock. We face these and other risks related to share repurchases. During 2022, 2021 and 2020, the Company repurchased 5,636,772, 2,426,725 and 6,736,493 shares, respectively, for a total amount of approximately $179 million, $72 million and $69 million, respectively.

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

Trencor Limited, a company traded on the Johannesburg Stock Exchange (the “JSE”) in South Africa, owned approximately 47.5% of our issued and outstanding common shares as of December 31, 2018. In December 2019 we commenced a secondary, or dual, listing of our common shares on the JSE under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and these shares are now trading on the JSE. In June 2020, Trencor distributed its remaining 3.0 million shares in the Company to Trencor’s own shareholders and those shares trade on the JSE. Following the June 2020 distribution of shares, Trencor no longer holds any shares in the Company. One of our ten directors is also a director of Trencor, and this director owes fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us as well as Trencor. Any sale or transfer of some or all of the common shares owned by large South African shareholders could adversely affect our share price.

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

Our board of directors has adopted an audit committee charter, a compensation committee charter and a corporate governance and nominating committee charter. Additionally, we have a company code of conduct, corporate governance guidelines, conduct performance evaluations of our board and committees, and have obtained shareholder approval for our equity compensation plan. Our board of directors consists of a majority of independent directors and our Board committees consist solely of independent directors. However, we may use some of the exemptions available to a foreign private issuer. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Required public company corporate governance and financial reporting practices and policies have increased our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

Our management may not be able to continue to meet the regulatory compliance and reporting requirements that are applicable to us as a public company. This result may subject us to adverse regulatory consequences and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. If we do not maintain compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, we could suffer a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our shares to decline.

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

At December 31, 2022, Textainer Group Holdings Limited had two directly owned subsidiaries:

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

B.
Business Overview

Our Company

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.7 million containers, representing 4.4 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking.

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

•
Container Ownership. As of December 31, 2022, we owned containers accounting for approximately 94% of our fleet.
•
Container Management. As of December 31, 2022, we managed containers on behalf of 10 unaffiliated container investors, providing acquisition, management and disposal services. As of December 31, 2022, total managed containers accounted for approximately 6% of our fleet.
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

Container Leasing

Container leasing companies primarily lease containers to container shipping lines. Container shipping lines own and lease containers for their use and have historically relied on leased containers to satisfy their needs. Leasing containers provide shipping lines with an alternative source of financing such as their need to allocate capital to new ship purchases, low sulphur emissions compliance and port terminals. The Container Census & Leasing Review and Forecast of the Container Equipment Fleet (2022/2023 Annual Report), published by Drewry Maritime Research, estimates that as of December 2021, leasing companies owned approximately 51% of the total worldwide container fleet of approximately 49.9 million TEU. We estimated that leasing companies owned approximately 50% of the total worldwide container fleet, as of end of 2022.

Although there was a reduction in container capital expenditures in 2022 following the surge in new container production and ordering in 2021 by both leasing companies and shipping lines, depot container inventory is still at a low level as evidenced by the continued high utilization rates throughout the industry. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. Leasing allows shipping lines to adjust their container fleets both seasonally and over time and helps balance their trade flows. In addition, the flexibility provided by leasing also allow shipping lines to manage the availability and location of containers and increase their ability to meet peak demand requirements.

The container shipping market and hence the demand for containers, is mainly driven by the rate of trade growth in global GDP and changes in per capita income as this influences consumption. Lease rates for new containers are positively but not exclusively correlated to the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. The shipping business has been characterized by cyclical swings due in part to lengthy periods of excess or scarce vessel capacity. We believe that these sustained periods of vessel supply/demand imbalances are mainly a function of the multi-year ordering and production cycle associated with the manufacture of new vessels, which requires shipping lines to estimate market growth many years into the future, and the shipping line industry’s shift to the use of significantly larger vessels. Container leasing companies are partially insulated from the risks of these shipping cycles by the relatively short production time associated with the manufacture of new containers. Lead times for new container orders are typically only a few months, so the rate of new container ordering can be quickly adjusted to reflect unexpected market changes.

Competitive Strengths and Business Strategies

One of the Largest Container Lessors in the Industry and Be the Most Reliable Supplier of Quality Containers.

We operate one of the world’s largest fleets of leased intermodal containers. We provide our services worldwide via a network of regional and area offices and independent depots. Our consistent presence in the market buying and selling containers provides us with broad market intelligence, and valuable insight into the demand patterns of our shipping line customers and resale container buyers.

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

Proven Ability to Grow Our Fleet Over Time and Continue to Pursue Attractive Container Related Acquisition Opportunities.

Our ability to invest in our fleet has allowed us to become one the world’s largest container lessors. We have demonstrated our ability to increase the size of our container fleet by purchasing containers from manufacturers and by acquiring existing container fleets or their management rights from former competitors and from our managed fleet with container investors. We endeavor to make regular purchases of containers to replace older containers and increase the size of our fleet. As one of the largest buyers of new containers, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to reliably purchase containers during periods of high demand and grow our market share with our existing customers.

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

Our Container Fleet

As of December 31, 2022, we operated 4,425,300 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of approximately 420,000 TEU of new containers per year over the past five years and have been one of the largest buyers of new containers over the same period. Our ability to invest in our fleet on a consistent basis has been instrumental in becoming one of the world’s largest container lessors. The containers that we lease are either owned outright by us or owned by third parties and managed by us. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers as of December 31, 2022:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	3,898,769	269,985	4,168,754	3,443,081	239,552	3,682,633
Refrigerated	195,372	6,709	202,081	785,200	27,076	812,276
Other specialized	49,013	5,452	54,465	77,799	7,812	85,611
Total fleet	4,143,154	282,146	4,425,300	4,306,080	274,440	4,580,520
Percent of total fleet	93.6%	6.4%	100.0%	94.0%	6.0%	100.0%

The amounts in the table above did not change significantly from December 31, 2022 to the date of this Annual Report on Form 20-F.

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

The following table provides a summary of our total on-hire container fleet by lease type as of December 31, 2022:

	Percent of Total On-Hire Fleet
Lease Portfolio	TEU	CEU
Term leases (included units on-hire under expired term leases)	70.4%	70.9%
Finance leases	27.4%	26.7%
Master leases	1.4%	1.7%
Spot leases	0.8%	0.7%
Total	100.0%	100.0%

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

As of December 31, 2022, our term leases had an average remaining duration of 4 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, for leases that are not extended our containers typically remain on-hire at the contractual per diem rate for an additional ten months beyond the end of the contractual lease term. For additional information about the minimum future rentals under the long-term leases for our owned and managed fleet at December 31, 2022, see Note 4 “Leases” in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to thirteen years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under other leases. Finance leases require the lessee to keep the containers on lease for the entire term of the lease. As of December 31, 2022, our finance leases had an average remaining term of 10 years.

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

The management fee percentage generally varies based upon the type of lease and the terms of the management agreement. Management fee percentages for long-term leases are generally lower than management fee percentages for master or spot leases because less daily involvement by management personnel is required to manage long-term leases. Fees to manage containers typically include acquisition fees of 1% to 2.5% of the purchase price; daily management fees of 8% to 12% of net operating income; and disposal fees of 5% to 10% of cash proceeds when containers are sold. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income.

We continue to serve as a long-standing supplier of leased marine containers and chassis to the U.S. Military since 2003 through our contract with the U.S. Transportation Command Directorate of Acquisition (“USTranscom”). Unlike our shipping line customers, who pick up from and return containers to container depots, for the U.S. Military we are required to arrange transportation from a container depot to a military facility upon lease out and to pick up a container at a military facility and return it to a container depot when the lease period has ended. This requires us to arrange for movement of the empty containers by truck, rail and/or vessel. In January 2019, the USTranscom had issued a multi-vendor contract that included us as one of three vendors. The new contract covers a base year starting on March 1, 2019, with four option years running through February 29, 2024 and we have received the contact extension for the final year (or fourth option year) for the period March 1, 2023 to February 29, 2024.

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

Depot Management

As of December 31, 2022, we managed our container fleet through approximately 400 independent container depot facilities in approximately 200 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot relationships and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. Our container repair standards and processes are generally managed in accordance with standards and procedures specified by the IICL. At the time that containers are returned by lessees, the depot arranges an inspection of the containers to assess the repairs required to return the containers to acceptable IICL condition. In general, lessees are responsible for the lessee damage portion of the repair costs, such as dents in the container and debris left in the container, and we are responsible for normal wear and tear.

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

We historically have high recovery rates for containers in default situations and the re-marketability of our container fleet reduces our losses resulting from lessee defaults. From 2015 through 2022, we recovered on average, 85% of the containers that were the subject of defaulted contracts where we had completed the recovery process and had at least 1,000 CEU on lease to the customer. The growth in the container shipping industry also helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, have historically been needed to meet the demand for world containerized trade. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. We previously maintained insurance that covered certain costs typically incurred such as repairs and repositioning when containers are recovered after a default. However, after a major bankruptcy in the shipping industry in 2016, the availability of credit insurance protection became much more limited. While we previously maintained insurance to cover some defaults, premium increases, large deductible amounts and significant policy exclusions made the coverage uneconomic and we determined to lapse our coverage since 2021.

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

Customers

Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. Military. Our scale, long presence in the business and reliability as a supplier of containers in locations where our customers need them has resulted in very strong relationships with our shipping line customers. Our top 20 customers, as measured by revenues, have on average been our customers for around 30 years, and include almost all of the world’s largest shipping lines, as measured by container vessel fleet size. Our top 20 and top 5 customers accounted for approximately 88.3% and 60.8%, respectively, of our total fleet’s 2022 lease rental income. Our three largest customers in 2022 accounted for $198 million or 24.4%, $95 million or 11.7% and $87 million or 10.8% of our total fleet’s 2022 lease rental income. A default by any of our major customers could have a material adverse impact on our business, results from operations and financial condition.

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

In addition to environmental regulations affecting container movement, shipping, movement and spillage, environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants (i.e., CFC’s and solvent-based paints) due to their ozone depleting and global warming effects, and regulations on the cutting and export of hardwood due to concerns regarding de-forestation and climate change. These environmental regulations may impact the future repair and operating costs for these containers, and we could be required to incur large retrofitting expenses for our refrigerated containers. To comply with new regulations, water borne paint systems have been developed and are being used by container manufacturers. The conversion to water borne paint may impact factory capacity, increase the cost of containers and require greater investment by us in container inspection and factory supervision.

We are an active member in industry groups such as the International Institute of Container Lessors that participate in industry projects such as the evaluation and development of more environmentally friendly container flooring that use bamboo rather than endangered hardwoods. We worked closely with container factories and others in the industry to complete the shift to container flooring that uses farmed wood, such as larch, birch, eucalyptuses and bamboo and we are also supporting industry efforts to implement a floor design which would reduce approximately 30% of the wood content (by substituting steel for wood). We support industry efforts to explore other flooring materials such as orientated strand board and the use of recycled materials. We have also worked with and supported our container suppliers’ transition to the use of waterborne paint that does not use harmful solvents in the drying process. This occurred about five years ago for dry freight containers and the transition recently occurred for refrigerated containers.

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

Human Capital Management

We seek to attract, retain, and develop the best talent available in order to drive our continued success and achieve our business goals. Our management team has a solid history in the industry with extensive experience in sourcing, leasing, financing, selling and managing containers. As of December 31, 2022, our global workforce was comprised of approximately 162 employees located in 14 regional and area offices in 13 different countries. We are not a party to any collective bargaining agreements. Our employment policies and procedures are designed to provide a work environment that is responsive to and supportive of each employee’s objectives and we provide competitive compensation and benefits, and meaningful recognition programs to inspire outstanding team and individual performance. As an equal employment opportunity employer, we have protections in place for all protected groups through our Code of Business Conduct and Ethics. We strive for an inclusive, safe, and respectful work environment that fosters employee growth and development.

C.
Organizational Structure

Our current corporate structure as of February 14, 2023 is as follows:

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

We lease our office space in Bermuda, the U.S., United Kingdom and Singapore and have exclusive agents that secure office space for us in our other locations. The lease for our Bermuda office expires in August 2023, the lease for our San Francisco office expires in May 2027, the lease for our Cranford, New Jersey office expires in January 2025, the lease for our New Malden, United Kingdom office expires in December 2024 and our lease for our Singapore office expires in July 2024. In addition, we have non-exclusive agents who represent us in India, Indonesia, Republic of the Philippines, Sri Lanka, and Thailand. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

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

For the discussion of the financial condition and results of operations for the years ended December 31, 2021 compared to the year ended December 31, 2020, refer to Item 5 “Operating and Financial Review and Prospects - Operating Results” and “- Liquidity and Capital Resources” in our Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on March 17, 2022, which discussion is incorporated herein by reference.

Overview

Operating since 1979, we are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.7 million containers, representing 4.4 million TEU. During 2022: (i) we invested in approximately $803 million of containers for our fleet, (ii) our utilization averaged 99.4% in 2022 compared to 99.8% in 2021, and (iii) we repurchased approximately 5.6 million shares of our common shares.

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

Market Overview

The COVID-19 pandemic has had significant impacts on global economies. The decrease in global trade volumes and economic activity due to the COVID-19 pandemic led to disruptions in global shipping and reduced container demand during the first half of 2020. However, cargo volumes and leasing demand rebounded since the start of the second half of 2020, and continued into 2022, as the pandemic stabilized, and demand for consumer goods and supply chain congestion have caused freight volumes to increase versus the first half of 2020. Global geopolitical stress from factors including the ongoing Russia-Ukraine war, as well as inflation due to higher energy prices and increased consumer demand and monetary policy during the pandemic, have led to fears of recession. Additionally, increased U.S. interest rates and the resulting stronger U.S. Dollar have contributed to global economic stress and recession concerns. This global economic stress has at least partially contributed to risk of a market recession as global demand for consumer goods and associated trade volumes stopped growing and have begun to experience some signs of decline.

We invested heavily in new containers during 2021 and the first half of 2022 in response to strong container demand, which has been subdued starting in the second half of 2022 following the prior historic container production in 2021. Container drop-offs, comprising of primarily sales-age containers and which had been subdued, started to increase in line with the reduced global shipping congestion. We currently believe these disruptions will ultimately normalize, but we have strongly benefited from the increased global containerized trade disruptions that have emerged since the second half of 2020 and throughout 2022 and containers purchased during this period were committed to very attractive leases with very long lease durations. While uncertainty remains on how the pandemic evolves, the implications from the ongoing Russia-Ukraine war and other geopolitical and economic stress, and the currently lower container demand environment, our balance sheet and liquidity are healthy and we have never had such a portfolio of secured long-term contracts. As we look out to the coming months, we see a continuation of this uncertainty with a likely reduction of our current high gain on container sales, but we remain well-positioned to respond to the current market environment. While container utilization may continue to gradually decrease, it should remain elevated compared to historic levels. For additional information regarding the risk and uncertainties that we could encounter as a result of the COVID-19 pandemic, the Russia-Ukraine war and related global conditions, see Item 3, “Key Information - Risk Factors” and elsewhere in this Annual Report on Form 20-F.

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
•
further consolidation of container manufacturers and/or decreased access to new containers; and
•
global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics, such as the COVID-19 pandemic, or the outbreak of war and hostilities, such as the impact of the Russian invasion of Ukraine.

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

Fleet Size. Our total fleet consists of containers that we own, and containers owned by other container investors that we manage. We purchased approximately $803 million and $2.0 billion during 2022 and 2021, respectively, of containers for our fleet. The size of our fleet increased in 2021 as we heavily invested in new containers in response to strong container demand, virtually all of which are currently on lease with tenors in excess of 12 years. The table below summarizes the composition of our total fleet, in TEU and CEU, by type of container as of December 31, 2022, 2021 and 2020. TEU and CEU are standard industry measures of container size and relative value and are used to measure the quantity of containers that make up our revenue earning assets:

	Total Fleet in TEU			Total Fleet in CEU
	2022	2021	2020	2022	2021	2020
Standard dry freight	4,168,754	4,060,296	3,522,809	3,682,633	3,593,693	3,139,487
Refrigerated	202,081	203,413	191,593	812,276	818,224	772,458
Other specialized	54,465	58,658	59,651	85,611	91,587	93,015
Total fleet	4,425,300	4,322,367	3,774,053	4,580,520	4,503,504	4,004,960

Lease Revenue. We generate lease rental income by leasing our owned container fleet and managed container fleet to container shipping lines and other customers. Lease rental income on operating lease contracts comprises daily per diem rental charges due under the lease agreements and on finance lease contracts represents interest income earned under finance lease contracts, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges and pick-up charges and credits (together “geography revenue”) and charges for a DPP. For further details of our types of leases, see Item 4, “Information of the Company—Business Overview.”

Lease rental income is affected by per diem rates. The per diem rate for a lease is set at the time we enter into a lease agreement. Our long-term per diem rate for new containers has historically been strongly influenced by new container pricing (which in turn is heavily influenced by the cost of container manufacturing inputs such as steel, paint, wood, labor and other components), interest rates, the balance of supply and demand for containers at a particular time and location, our estimate of the residual value of the container at the end of its useful life in marine service, type of the container being leased, container purchasing activities by container shipping lines and competitors, and efficiencies in container utilization by container shipping lines. Average per diem rates for containers in our owned fleet and in the portfolios of containers comprising our managed fleet change slowly in response to changes in new container prices because existing lease agreements can only be re-priced upon expiration of the lease. Container prices have moderated in 2022 from the record levels that prevailed in 2021. Average lease rates of our containers on operating leases increased by 3.2% in 2022 compared to 2021, primarily reflecting the favorable current market environment and impact of higher new container prices. Our finance lease income increased during 2022 compared to 2021, primarily due to growth of our fleet on finance leases by approximately 4.4% (as a percentage of our total fleet in TEU on hire during the period) which was driven by the strong demand of containers.

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

Our average utilization during 2022 and 2021 were higher compared to historic levels due to trade volumes and global supply-chain disruptions that have continued to drive container demand. The following table summarizes our average total fleet utilization (CEU basis) for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Average utilization	99.4%	99.8%	96.6%

Container Sales. Containers are generally sold at the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. In addition, we purchase new trading containers and used containers from third parties, primarily shipping lines, and resell these containers to a wide variety of buyers. Disposal volumes were higher during 2022 compared to 2021 due to increased inventory of containers available for sale. Sales prices of our containers decreased in 2022 compared to 2021 primarily due to an increase in availability of sale containers and a decrease in new container prices in 2022.

Operating Expenses. Storage, handling, maintenance, repositioning, agency costs, insurance expenses and other direct container expenses are operating costs of our fleet. Storage and handling expenses occur when our customers drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other direct container expenses include maintenance expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Storage, handling, maintenance, repositioning, and other direct container expenses are directly related to the number of containers in our fleet and inversely related to our utilization rate for those containers. As utilization decreases, we typically have higher storage, handling, maintenance and repositioning expenses.

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

Interest Expense. Interest expense increased $29,980 from 2021 to 2022 due to an increase in average effective interest rate and a higher average debt balance from funding increased container investment of our owned fleet.

A. Operating Results

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes our revenues and gain on sale of owned fleet containers, net for the years ended December 31, 2022 and 2021 and changes between those periods:

	Year Ended December 31,
	2022	2021	Variance
	(Dollars in thousands)
Operating leases - owned fleet	$609,558	$589,045	$20,513
Operating leases - managed fleet	49,635	56,037	(6,402)
Finance leases and container leaseback financing receivable - owned fleet	150,821	105,648	45,173
Total lease rental income	$810,014	$750,730	$59,284

Management fees - non-leasing	$2,812	$3,360	$(548)

Trading container sales proceeds	$23,791	$32,045	$(8,254)
Cost of trading containers sold	(21,939)	(21,285)	(654)
Trading container margin	$1,852	$10,760	$(8,908)

Gain on sale of owned fleet containers, net	$76,947	$67,229	$9,718

Total lease rental income - increased $59,284 from 2021 to 2022 primarily due to an increase of $45,173 in the growth of our fleet on finance leases and an increase of $2,893 in the total operating fleet that was available for lease. The organic growth of the fleet was boosted by the procurement of containers in the first half of the year and the continued impact of containers purchased in 2021. Additionally, an increase of $20,061 in average per diem rental rates of our total operating fleet primarily reflecting the favorable current market environment and the impact of higher new container prices. However, this increase was partially offset by a $5,865 settlement received in 2021 from a previously insolvent customer related to unrecognized lease rental income from prior periods and a $3,048 decrease due to lower utilization caused by decreased demand from the peak of 2021.

Management fees – non-leasing decreased $548 from 2021 to 2022 primarily due to a decrease of $398 in sales commissions, which was mainly due to a reduction in the managed fleet size as of result of our purchase of certain containers of a managed fleet in 2021 and the disposal of certain older and sales-age managed containers in 2021, and lower container sales prices as a result of market normalization.

Trading container margin decreased $8,908 from 2021 to 2022; $7,354 of the decrease resulted from a reduction in per unit margin due to lower resale prices as a result of market normalization and $1,554 of the decrease resulted from a reduction in unit sales volume due to our limited inventory of trading containers available for sale.

Gain on sale of owned fleet containers, net, increased $9,718 from 2021 to 2022; $33,446 of the increase was due to higher container sales volume from redeliveries of predominantly older and sales-age containers of our owned fleet where the lease contracts had expired, partially offset by a $22,564 decrease in average gain per container sold due to lower resale prices as a result of market normalization and a $1,164 decrease in day-one gain on sales-type leases.

The following table summarizes our total operating expenses for the years ended December 31, 2022 and 2021 and changes between those periods:

	Year Ended December 31,
	2022	2021	Variance
	(Dollars in thousands)
Direct container expense - owned fleet	$31,980	$23,384	$8,596
Distribution expense to managed fleet container investors	44,150	50,360	(6,210)
Depreciation and amortization	292,828	284,115	8,713
General and administrative expense	48,349	46,462	1,887
Bad debt expense (recovery), net	740	(1,285)	2,025
Container lessee default expense (recovery), net	1,179	(1,088)	2,267
Total operating expenses	$419,226	$401,948	$17,278

Direct container expense – owned fleet increased $8,596 from 2021 to 2022 primarily due to a $6,222 increase in maintenance and handling expense and a $2,816 increase in storage expense, resulting from a higher level of drop off activity.

Distribution expense to managed fleet container investors decreased $6,210 from 2021 to 2022 primarily due to a decrease in lease rental income of the managed fleet resulting from a reduction in the managed fleet size as of result of our purchase of certain containers of a managed fleet in 2021 and the disposal of certain older and sales-age managed containers in 2021.

Depreciation and amortization expense increased $8,713 from 2021 to 2022. Amortization represents the amortization of amounts paid to acquire the rights to manage the container fleets. $8,364 of the increase was due to a net increase in the size of our owned depreciable fleet and $2,710 of the increase was due to a net increase in writing down the value of containers held for sale to their estimated fair value less cost to sell, resulting from mark to market value adjustments on certain containers held for sale, partially offset by a decrease of $2,361 in amortization expense primarily due to our purchase of certain containers of a managed fleet in the third quarter of 2021 and the certain managed containers becoming fully amortized in the fourth quarter of 2021.

General and administrative expense increased $1,887 from 2021 to 2022 primarily due to a $2,110 increase in technology expense and a $799 increase in professional fees, mainly resulting from the successful implementation of our ERP system effective January 2022, and a $744 increase in travel expenses resulting from the easing of COVID-19 travel restrictions, partially offset by a $2,414 decrease in compensation and benefit costs, largely due to higher incentive payouts in the prior year.

Bad debt expense (recovery), net, changed from a recovery of $1,285 in 2021 to an expense of $740 in 2022 primarily due to an increase in the estimates for credit loss reserve on our net investment in finance leases and container leaseback financing receivable, driven by an increase in the finance lease and leaseback financing receivable and an increase in the estimated credit loss rates during 2022 due to a forecasted economic slowdown compared to a reduction in the estimated credit loss rates during 2021 due to a forecasted economic recovery.

Container lessee default expense (recovery), net for 2022 and 2021 amounted to an expense of $1,179 and a recovery of $1,088, respectively, which is summarized in the below table,

	Year Ended December 31,
	2022	2021
	(Dollars in thousands)
Cost to recover containers with insolvent lessees	$71	$3,781
Charge for written off containers that were deemed unlikely to be recovered from insolvent lessees	1,935	2,793
Gain associated with recoveries, net of container recovery costs, on containers previously estimated as lost with an insolvent lessee in 2019 who subsequently exited out of bankruptcy	—	(7,662)
Cash distribution from a prior bankruptcy lessee defaulted in 2013	(802)
Other	(25)	—
Container lessee default expense (recovery), net	$1,179	$(1,088)

The following table summarizes other income (expenses) and income tax expense for the years ended December 31, 2022 and 2021 and changes between those periods:

	Year Ended December 31,
	2022	2021	Variance
	(Dollars in thousands)
Interest expense	$(157,249)	$(127,269)	$(29,980)
Debt termination expense	—	(15,209)	15,209
Realized loss on financial instruments, net	(91)	(5,634)	5,543
Unrealized (loss) gain on financial instruments, net	(502)	4,409	(4,911)
Other, net	2,406	(367)	2,773
Net other expense	$(155,436)	$(144,070)	$(11,366)

Income tax expense	$(7,539)	$(1,773)	$(5,766)

Interest expense increased $29,980 from 2021 to 2022; $23,408 of the increase resulted from an increase in the average debt balance of $879,521 due to the procurement of containers for organic fleet growth and $6,572 of the increase resulted from an increase in average interest rates of 0.12 percentage points, mainly attributed to market rate increases on the unhedged component of our debt.

Debt termination expense for 2021 amounted to $15,209, which included $10,631 loan termination expense and $1,235 write-off of unamortized debt issuance costs resulting from the early redemption of Textainer Marine Containers VI Limited (“TMCL VI”) Term Loan and $2,857 on the write-off of unamortized debt issuance costs of the early redemption of 2019-1 Bonds.

Realized loss on financial instruments included amounts for our marketable securities and derivative instruments. Realized loss on marketable securities for 2022 and 2021 amounted to $91 and $226, respectively, which was related to certain of the shares of marketable equity securities of a lessee that we received in the second quarter of 2021 for a bankruptcy settlement that were sold. Realized loss on derivative instruments, net for 2021 amounted to $5,408. During the second and third quarters of 2021, we early terminated all of our interest rate swaps that were not designated as cash flow hedges. See Note 8 "Derivative instruments" in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Unrealized (loss) gain on financial instruments included amounts for our marketable securities and derivative instruments. Unrealized loss on marketable securities for 2022 and 2021 amounted to $502 and $811, respectively, which was related to a fair value change in the marketable equity securities of a lessee that we received in the second quarter of 2021 for a bankruptcy settlement. Unrealized gain on derivative instruments, net for 2021 amounted to $5,220. During the second and third quarters of 2021, we early terminated all of our interest rate swaps that were not designated as cash flow hedges. See Note 8 "Derivative instruments" in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Other, net increased $2,773 from 2021 to 2022 primarily due to a $3,138 increase in interest income predominantly resulted from an increase in average interest rates, partially offset by a $330 decrease related to the re-measurement at each period end of the cash balances that are denominated in currencies other than our functional currency.

Income tax expense increased $5,766 from 2021 to 2022 primarily due to an increase in pre-tax income, a decreased proportion of the Company’s income generated in lower tax jurisdictions in 2022 and an increase in tax for existing uncertain tax positions. See Note 6 “Income Taxes” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F for further information.

Segment Information

For further discussion, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” and Note 9 “Segment Information” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

The following table summarizes our income before income taxes attributable to each of our business segments for the years ended December 31, 2022 and 2021 (before inter-segment eliminations) and changes between those periods:

	Year Ended December 31,
	2022	2021	Variance
	(Dollars in thousands)
Container ownership	$266,224	$239,857	$26,367
Container management	39,938	46,706	(6,768)
Container resale	16,666	19,166	(2,500)
Other	(6,802)	(4,845)	(1,957)
Eliminations	937	(14,823)	15,760
Income before income tax	$316,963	$286,061	$30,902

Income before income taxes attributable to the Container Ownership segment increased $26,367 from 2021 to 2022. The following table summarizes the variances included within this increase:

From 2021 to 2022
Increase in lease rental income - owned fleet	$62,935
Decrease in debt termination expense	15,209
Increase in gain on sale of owned fleet containers, net	9,522
Decrease in realized loss on derivative instruments, net	5,408
Increase in interest income	1,866
Increase in interest expense	(29,768)
Increase in direct container expense	(20,523)
Increase in depreciation expense	(9,127)
Decrease in unrealized gain on derivative instruments, net	(5,220)
Changed from container lessee default recovery, net to container lessee default expense, net	(2,267)
Change from bad debt recovery, net to bad debt expense, net	(1,852)
Other	184
$26,367

Income before income taxes attributable to the Container Management segment decreased $6,768 from 2021 to 2022. The following table summarizes the variances included within this decrease:

From 2021 to 2022
Decrease in distribution expense to managed fleet container investors	$6,210
Increase in interest income	1,238
Decrease in amortization expense	972
Decrease in management fees	(8,108)
Decrease in lease rental income - managed fleet	(6,402)
Increase in general and administrative expense	(674)
Other	(4)
$(6,768)

Income before income taxes attributable to the Container Resale segment decreased $2,500 from 2021 to 2022. The following table summarizes the variances included within this decrease:

From 2021 to 2022
Increase in management fees	$5,059
Decrease in amortization expense	1,389
Decrease in gain on container trading, net	(8,906)
Other	(42)
$(2,500)

Loss before income taxes attributable to Other activities unrelated to our reportable business segments increased $1,957 from 2021 to 2022 primarily due to increases in general and administrative expense and in foreign currency exchange loss.

Segment eliminations changed from a net loss of $14,823 for the year ended December 31, 2021 to a net income of $937 for the year ended December 31, 2022. This change consisted of a $14,590 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $1,170 increase in amortization related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment, respectively. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records lease rental income and depreciation expense to amortize the acquisition fees over the lease terms and useful lives of the containers, respectively, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and our direct container expenses and operating expenses were substantially denominated in U.S. dollars. We pay our non-U.S. employees in local currencies and certain operating expenses are denominated in foreign currencies. During 2022, 2021 and 2020, $8,879 or 28%, $5,024 or 21%, and $15,225 or 28%, respectively, of the Company’s direct container expenses – owned fleet were paid in foreign currencies. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In accordance with its policy, the Company does not hedge these container expenses as there are no significant payments made in any one foreign currency. For further detail on foreign currencies, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F).

B. Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents (including restricted cash) of $267,409. For the year ended December 31, 2022, cash provided by operating activities, together with the proceeds from container leaseback financing receivable and proceeds from sale of containers and fixed assets was $1,011,396. In addition, we had $792,701 of maximum borrowing capacity remaining under our debt facilities as of December 31, 2022. We have successfully utilized a wide variety of debt financing alternatives to fund our growth, including revolving credit facilities, term loans and bonds payable. We believe this diversity of debt funding, combined with our access to the public equity markets, provides us with an advantage in terms of both cost and availability of capital, versus our smaller competitors and also some of our shipping line customers. It is likely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.

Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses primarily related to our purchasing of containers, required principal and interest payments on our debt obligations, and any dividends and share repurchases. Also, see our discussion in Note 10 “Commitments and Contingencies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F, which may place demands on our short-term liquidity.

Assuming that our lenders remain solvent, and lessees meet their lease payment obligations, we currently believe that our existing cash and cash equivalents, cash flows generated from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our working capital needs and other capital and liquidity requirements for the next twelve months. We will continue to monitor our liquidity and the credit markets in light of the global economic uncertainty and financial market conditions caused by the pandemic, the ongoing Russia-Ukraine war and other ongoing geopolitical and economic stress. However, we cannot predict with any certainty the impact on the Company of any further disruptions in the credit environment.

Capital Expenditures and Commitments

As of December 31, 2022, we had container contracts payable to manufacturers of $6,648. During 2022, we paid $940,188 for containers and fixed assets, including for containers under leaseback financing receivable, and we have $3,800 of total purchase commitments for future container investments for delivery in 2023. Our capital requirements are primarily financed through cash flows from operations and our debt facilities. The timing of our debt refinancing will depend on our level of future purchases of containers, the size of our debt facilities in the future, and prevailing conditions in the debt markets.

As of December 31, 2022, we had $9,963 of future payment obligations related to our office operating leases, of which $2,334 is due within the next twelve months (for further detail, see Note 4 “Leases” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F).

As of December 31, 2022, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Dividends

During 2022, we paid $19,875 of cash dividends to our preferred shareholders. As of December 31, 2022, we have cumulative undeclared and unpaid preferred dividends of $854.

During 2022, our board of directors declared a $0.25 quarterly cash dividend per common share for a total aggregate amount of $46,235 to our common shareholders.

Share Repurchase Program

Since the inception of the program in 2019, we repurchased an aggregate total of $328,403 under our share repurchase program, of which $179,092 were repurchased during 2022 (for further detail, see Item 16E, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”).

Description of Indebtedness

As of December 31, 2022, the total outstanding principal balance on our debt facilities was $5,539,803, of which $385,836 are due within the next twelve months. Final maturities on these debt facilities are between December 2026 and August 2046. As of December 31, 2022, approximately 90% of our debt facilities have either fixed interest rates or floating interest rates that have been synthetically fixed through interest rate swap agreements. From time to time, we may issue additional debt in order to raise capital for future requirements. For further discussions and detail on the estimated future principal payments on our debt obligations, see Note 7 “Debt” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

As of December 31, 2022, our estimated future aggregate interest payments on debt obligations amounted to $970,991 (including amounts due within the next twelve months of $218,940), and our estimated future aggregate interest receivables on net interest rate swap receivables amounted to $215,266 (including amounts due within the next twelve months of $55,087).

As of December 31, 2022, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Available Borrowing, as Limited by the Borrowing Base	Current and Available Borrowing
TL Revolving Credit Facility	$1,367,858	$532,142	$1,900,000	$272,748	$1,640,606
TL 2019 Term Loan	127,293	—	$127,293	—	127,293
TL 2021-1 Term loan	60,315	—	60,315	—	60,315
TL 2021-2 Term Loan	192,201	—	192,201	—	192,201
TMCL II Secured Debt Facility	1,239,441	260,559	1,500,000	34,977	1,274,418
TMCL VII 2020-1 Bonds (1)	332,413	—	332,413	—	332,413
TMCL VII 2020-2 Bonds (1)	476,279	—	476,279	—	476,279
TMCL VII 2020-3 Bonds (1)	175,750	—	175,750	—	175,750
TMCL VII 2021-1 Bonds (1)	467,880	—	467,880	—	467,880
TMCL VII 2021-2 Bonds (1)	564,373	—	564,373	—	564,373
TMCL VII 2021-3 Bonds (1)	536,000	—	536,000	—	536,000
Total (2)	$5,539,803	$792,701	$6,332,504	$307,725	$5,847,528

(1)
Amounts for bonds payable exclude unamortized discounts in an aggregate amount of $485.
(2)
Current borrowing for all debts excludes prepaid debt issuance costs in an aggregate amount of $34,399.

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

The table below reflects the key covenants for the Company that cover the majority of our debt agreements as of December 31, 2022:

Financial Covenant	TGH	TL	TEML
Consolidated leverage ratio	Shall not exceed 3.80:1	Shall not exceed 3.80:1	—
Consolidated fixed charge coverage ratio	Shall not be less than 1.20:1	—	—
Consolidated interest coverage ratio	—	Shall not be less than 4.00:1	—
Consolidated funded debt	—	—	Shall not exceed $1,000
Consolidated tangible net worth	Shall not be less than $1,230,215 plus 50% of TGH’s net income	—	—
Annual after-tax profit	—	—	Shall not be less than $2,000

All of the Company’s debt facilities also contain restrictive covenants on borrowing base minimums. As of December 31, 2022, we were in compliance with all of the applicable debt covenants.

Cash Flow

The following table summarizes our cash flow information for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Variance
	(Dollars in thousands)
Net cash provided by operating activities	$752,519	$611,783	$140,736
Net cash used in investing activities	(681,311)	(1,930,129)	1,248,818
Net cash (used in) provided by financing activities	(86,246)	1,395,832	(1,482,078)

Operating Activities

Net cash provided by operating activities increased $140,736 from 2021 to 2022. The increase in net cash provided by operating activities was due to a $33,332 increase in net income adjusted for depreciation and other non-cash items and a $107,404 increase in net working capital adjustments. The increase in net working capital adjustment provided by operating activities was primarily due to an increase of $88,387 in receipt of payments on finance leases, net of income earned, a decrease of $11,187 in accounts receivable primarily caused by the timing of collections, partially offset by a $19,370 decrease in other liabilities mostly due to a decrease in deferred revenue.

Investing Activities

Net cash used in investing activities decreased $1,248,818 from 2021 to 2022 primarily due to a $1,163,677 decrease in payments for container purchases, including containers under leaseback financing receivables.

Financing Activities

Net cash used in financing activities was $86,246 in 2022, and net cash provided by financing activities was $1,395,832 in 2021. The net decrease by $1,482,078 from 2021 to 2022 was primarily due to a decrease of $1,080,084 in net borrowings, a $106,872 increase in purchases of treasury shares under our share repurchase program, a $43,850 increase in cash dividend payments to preferred and common shareholders, and net proceeds received in 2021 of $290,550 from the preferred shares offering, partially offset by cash paid in 2021 of $21,500 for the purchase of noncontrolling interest.

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

Container Leasing Equipment

Depreciation. When we acquire containers, we record the cost of the container on our balance sheet. Capitalized costs for new container leasing equipment include the manufactured cost, inspection, delivery and associated transportation costs incurred in moving the container from the manufacturer to the containers’ first destined port. We depreciate the container using the straight-line method over its estimated useful life (which represents the number of years we expect to be able to lease the container to shipping lines) to its estimated residual value (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its useful life as a shipping container). Depreciation on container leasing equipment commences on the date of initial on-hire. Our estimates of useful life are based on our actual historical experience with our fleet, and our estimates of residual value are based on a number of factors including average selling prices.

We review our depreciation policies, including estimates of useful lives and residual values, on a regular basis to determine whether a change in estimates of useful lives and residual values is warranted.

We completed our 2022 annual depreciation policy review during the second half of the year and concluded no change was necessary. To perform the assessment for our estimated residual value, we analyzed sales data over a minimum of a ten-year period which reflected the cyclical nature of the global economic environment and more specifically, our industry, and assessed whether the average selling prices fall within a reasonable range compared to current residual values. We believe a ten-year length of time includes sufficient periods of high and low used container prices to allow us to more accurately predict future residual values. If the ten-year period was outside of the range of a container type, we evaluated the trend in average selling prices over three, five, and seven-year periods to corroborate the trend in the ten-year period. To perform the assessment for our estimated useful lives, we also analyzed the average age at disposal for containers sold over the same ten-year period data used for our analysis of residual values. We then performed a peer comparison to evaluate if there were significant differences between the residual values of our containers as compared to peer within the industry.

Valuation of Container Leasing Equipment. On a quarterly basis, we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. We performed an annual quantitative impairment assessment of our containers held for use as of December 31, 2022 to corroborate that there were no impairment triggers by comparing the total expected undiscounted cash flows of each asset group to its carrying value. When testing for impairment, the evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type. The estimated undiscounted cash flows are based on historical lease operating revenue, expenses and residual values, adjusted to reflect current market conditions. The key assumptions used to determine future undiscounted cash flows are expected utilization, remaining useful lives, expected future lease rates, and expected sales prices of used containers.

Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. When an impairment exists, containers held for use are written down to their estimated fair value and the amount of the write down is recorded in depreciation expense. As of December 31, 2022, the estimated undiscounted future cash flows exceeded the carrying value of our container leasing equipment held for use in our leasing operations. There were no key indicators of impairment, and we did not record any impairment charges related to our container leasing equipment held for use in our leasing operations for the years ended December 31, 2022, 2021 and 2020.

Containers Held for Sale

We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Containers held for sale are evaluated for impairment on a quarterly basis based on sale prices for similar types of equipment in the locations in which the containers are stored. When we are required to write down the cost basis of its containers identified for sale to fair value less cost to sell, we measures the fair value of its containers identified for sale under a Level 2 input. We rely on the recent sales prices for identical or similar assets in markets, by geography, that are active. We records impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell.

Any write-down of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are designated as held for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value is recognized as a reversal to container impairment but not in excess of the cumulative loss previously recognized. During the years ended December 31, 2022, 2021 and 2020, we recorded container impairment charges (reversals) of $2,325, $(385) and $11,094, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale, due to rising used container prices. We continue to monitor the performance of our container fleet and evaluate the key factors driving market conditions and assess the assumptions used in our impairment testing analysis should market conditions warrant a reassessment.

For further discussion on critical accounting estimates, significant accounting policies and recent accounting pronouncements, see Note 1 “Nature of Business and Summary of Significant Accounting Policies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of February 14, 2023. Our board of directors is elected annually on a staggered basis and each director holds office for three years or until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

David M. Nurek, Robert D. Pedersen and Grace Tang are designated Class III directors, to hold office until our 2023 annual general meeting of shareholders. Olivier Ghesquiere, James Earl and Cynthia Hostetler are designated Class II directors, to hold office until our 2024 annual general meeting of shareholders, and Jeremy Bergbaum, Dudley R. Cottingham, Hyman Shwiel and Lisa P. Young are designated Class I directors, to hold office until our 2025 annual general meeting of shareholders. Directors may be re-elected when their term of office expires.

Executive Officers and Directors	Age	Position
Hyman Shwiel (1)	78	Chairman
Olivier Ghesquiere	56	Director, President and Chief Executive Officer
Dudley R. Cottingham (1)(2)	71	Director
David M. Nurek (2)(3)	73	Director
Robert D. Pedersen (3)	63	Director
Grace Tang (1)	63	Director
James Earl (1)(2)	66	Director
Cynthia Hostetler (1)(3)	60	Director
Jeremy Bergbaum (1)(3)	67	Director
Lisa P. Young (1)(2)	60	Director
Michael K. Chan	60	Executive Vice President and Chief Financial Officer

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

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee Chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is Chairman of the listing committee of the Bermuda Stock Exchange. He is Chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda Stock Exchange. He was a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982. Mr. Cottingham is currently a consultant and had served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and was a director of Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

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

Jeremy Bergbaum has been a member of our board of directors since May 2022. At the end of 2021, Mr. Bergbaum retired from EXISF Worldwide Inc., the largest lessor of intermodal tank containers and a Berkshire Hathaway company. Mr. Bergbaum was with EXSIF and its predecessor companies for over 29 years and served as President of EXSIF for 21 years. During this time EXSIF grew its fleet to over 75,000 TEU with a book value of over $1 billion. Mr. Bergbaum is a founding member of the International Tank Container Organization (ITCO) and served as its first President.

Lisa P. Young has been a member of our board of directors since May 2022. Ms. Young was with Ernst & Young LLP for 36 years, including 24 years as a partner until her retirement in June of 2021. She served in several roles during this period, including as Senior Global Client Service Partner for several of the firm’s largest public company clients and additionally as Americas Professional Practice Partner and Global Capital Markets Partner in EY’s National Office. Ms. Young serves on the Board of Directors and Audit Committee of the Board of Accelus, Inc., a company focused on minimally invasive spine surgery technology. Ms. Young is a Certified Public Accountant and holds a BBA in Finance and Accounting from Texas Tech University.

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

B.
Compensation

Executive Compensation

The aggregate direct compensation we paid to our two senior executives (CEO and CFO) as a group for the year ended December 31, 2022 was approximately $4,157, which included approximately $1,598 in STIP bonuses paid in 2022 (representing STIP earned for calendar year 2021 but paid in early 2022), approximately $1,353 in restricted stock awards that vested in 2022 from grants made in prior years, and approximately $17 funds set aside or accrued to provide for retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel, health insurance and other expenses, which amounted to approximately $154. We did not pay our senior executives who also serve as directors any separate compensation for their directorship during 2022, other than reimbursements for travel expenses. During 2022, our executive officers as a group were granted 89,406 performance-based restricted share units and 32,308 time-based restricted share units through our 2019 Share Incentive Plan.

Director Compensation

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2022 was approximately $1,869, which included approximately $1,104 in restricted stock awards granted in 2022. This amount does not include $1,094 in restricted stock awards value that vested in 2022 from grants made in prior year. Each director who is not an officer is entitled to a base annual cash retainer of $60 (with the exception of the Chairman of the Board who receives an additional base annual cash retainer of $30) plus a restricted stock grant valued at $120 on the date of grant (with the exception of the Chairman of the Board who receives an additional restricted stock grant value of $24). This grant vests in full one year after grant. During 2022, our non-executive directors as a group were granted 34,362 time-based restricted share units through our 2019 Share Incentive Plan.

Additionally, members of our Audit and Risk Committee receive an additional annual fee of $15 and members of all other Committees receive an additional annual fee of $10. The head of the Audit and Risk Committee receives an additional annual fee of $15 and the head of all other Committees receive an additional annual fee of $10. Directors were also reimbursed for expenses incurred to attend board or committee meetings which amounted to approximately $104 during 2022.

2019 Share Incentive Plan

The 2019 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights, collectively referred to as “awards.” We may grant incentive share options only to our employees or employees of any parent or subsidiary of Textainer Group Holdings Limited. Awards other than incentive share options may be granted to our employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of Textainer Group Holdings Limited.

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

2022 Short-Term Incentive Program (STIP)

Annually, our board of directors or the Compensation Committee set objective performance criteria when determining the annual short-term incentive bonuses to be awarded to our executive officers and employees. The Compensation Committee believes that our STIP, which provides an annual cash bonus to all employees, including employees of our dedicated agents and our executive officers, based on performance relative to Company and individual achievement goals provides executives’ incentives to increase shareholder value and helps ensure that we attract and retain talented personnel. Under the STIP program for 2022, all eligible employees received an incentive award based on their respective job classification and our return on equity and adjusted net income.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table shown the beneficial ownership of our common shares on December 31, 2022 by:

•
each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;
•
each director, director nominee and executive officer; and
•
all of our directors, director nominees and executive officers as a group.

For the purposes of the following table, beneficial ownership of our common shares is determined in accordance with the rules of the SEC and generally includes any common shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares is based on 43,634,655 common shares were issued and outstanding on December 31, 2022. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other common shareholders. We are unaware of any arrangement that might result in a change of control of the Company.

	Number of Common Shares Beneficially Owned
Holders	Shares (8)	% (1)
5% or More Shareholders
MandG Investment Managers (Pty) Ltd. (2)	5,444,481	12.5%
Dimensional Fund Advisors LP (3)	3,521,116	8.1%
Coronation Asset Management (Pty) Ltd. (4)	3,504,546	8.0%
Donald Smith & Co., Inc. (5)	2,755,426	6.3%

Directors and Executive Officers
Olivier Ghesquiere	418,215	1.0%
Robert D. Pedersen	165,416	*
Michael K. Chan	151,389	*
Hyman Shwiel	53,710	*
Dudley R. Cottingham (6)	50,132	*
David M. Nurek (7)	47,132	*
James Earl	7,887	*
Cynthia Hostetler	7,887	*
Grace Tang	6,331	*
Jeremy Bergbaum	4,098	*
Lisa Young	3,735	*
Current directors and executive officers (11 persons) as a group	915,932	2.1%

* Less than 1%.

(1)
Percentage ownership is based on 43,634,655 total shares outstanding as of December 31, 2022. There are 14,524,911 common shares issued and outstanding in a secondary, or dual, listing of our common shares on the JSE in South Africa under the symbol “TXT”.
(2)
Based on the Schedule 13G filed with the SEC on January 20, 2023 by MandG Investment Managers (Pty) Ltd. (a South African company), it had sole voting and dispositive power over the 5,444,481 shares it beneficially owned as of December 31, 2022.
(3)
Based on the Schedule 13G filed with the SEC on February 10, 2023 by Dimensional Fund Advisors LP (a Delaware limited partnership), it had sole voting power over 3,463,090 shares and sole power to direct the disposition of 3,521,116 shares it beneficially owned as of December 31, 2022.
(4)
Based on the Schedule 13G filed with the SEC on January 5, 2023 by Coronation Asset Management (Pty) Ltd. (a South African company), it had sole voting and dispositive power over the 3,504,546 shares it beneficially owned as of December 31, 2022.
(5)
Based on Schedule 13G filed with the SEC on February 9, 2023 by Donald Smith & Co., Inc. (a Delaware corporation) and DSCO Value Fund, L.P. (a Delaware corporation). Donald Smith & Co., Inc. had sole voting power over 2,710,741 shares and sole power to direct the disposition of 2,734,881 shares. DSCO Value Fund, L.P. had sole voting power over 20,545 shares and sole power to direct the disposition of 20,545 shares.
(6)
Includes 46,397 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary.
(7)
Mr. Nurek is a member of our board of directors and board of directors of Trencor. In June 2020, Trencor distributed its remaining 3.0 million shares in the Company to Trencor’s own shareholders. Following the June 2020 distribution of shares, Trencor no longer holds any shares in the Company.
(8)
Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common shares beneficially owned include the following granted but not yet vested restricted share units and performance restricted share units and not yet exercised share options:

	Grant Date
	11/14/2013	11/19/2014	5/18/2017	11/30/2017	11/30/2018	11/30/2019	10/1/2020	10/5/2021	5/26/2022	10/3/2022
Share options
Exercise price	$38.36	$34.14	$9.75	$22.95	$11.15	$9.13	N/A	N/A	N/A	N/A
Expiration date	11/14/2023	11/19/2024	5/18/2027	11/30/2027	11/30/2028	11/30/2029	N/A	N/A	N/A	N/A
Olivier Ghesquiere	—	—	—	17,760	40,000	40,000	—	—	—	—
Michael K. Chan	—	—	2,500	4,750	20,000	18,276	—	—	—	—
Robert D. Pedersen	26,000	13,910	—	—	—	—	—	—	—	—
Performance restricted share units
Olivier Ghesquiere	—	—	—	—	—	—	72,957	46,841	—	70,517
Michael K. Chan	—	—	—	—	—	—	21,887	13,383	—	18,889
Restricted share units
Olivier Ghesquiere	—	—	—	—	—	10,000	7,424	9,915	—	25,482
Michael K. Chan	—	—	—	—	—	5,000	2,227	2,832	—	6,826
Hyman Shwiel	—	—	—	—	—	—	—	—	4,482	—
Robert D. Pedersen	—	—	—	—	—	—	—	—	3,735	—
Dudley R. Cottingham	—	—	—	—	—	—	—	—	3,735	—
David M. Nurek	—	—	—	—	—	—	—	—	3,735	—
Grace Tang	—	—	—	—	—	—	—	—	3,735	—
James Earl	—	—	—	—	—	—	—	—	3,735	—
Cynthia Hostetler	—	—	—	—	—	—	—	—	3,735	—
Jeremy Bergbaum	—	—	—	—	—	—	—	—	3,735	—
Lisa Young	—	—	—	—	—	—	—	—	3,735	—

As of December 31, 2022, an aggregate of 43,261,485 of our outstanding common shares were held by Cede & Company, which includes an aggregate of 14,524,911 of our outstanding common shares that trade under secondary, or dual, listing on the JSE. The shares held by Cede & Company, a nominee of the Depository Trust Company (“DTC”), include common shares beneficially owned by holders in the United States and by non-U.S. beneficial owners. As of December 31, 2022, based on information available to the Company, 46,397 of our outstanding common shares were held in Bermuda, our domicile and headquarter country, by 1 holder of record. We do not register the jurisdiction of all beneficial owners as this information is not always available. Specifically, the number of beneficial owners in the United States, or in many regions outside the United States, is not known to the Company and cannot be ascertained from public filings. The actual number of beneficial owners is greater than the number of shareholders of record because a large portion of our outstanding common shares are held in street name by brokers and other nominees.

B.
Related Party Transactions

We, or one of our subsidiaries, as permitted by Bermuda law, may enter into a contract in which our directors or officers are directly or indirectly interested if the director or officer discloses his interest to our board of directors at the first opportunity at a meeting of directors or in writing. In order to prevent risks of conflicts of interest or the appearance of conflicts of interest, all of our directors and employees are subject to our code of business conduct and ethics which require, among other things, that any potential transaction between us and an employee or director, their relatives and closely connected persons and certain entities in which they, their relatives or closely connected persons have an interest be reviewed by the audit and risk committee.

For further detail of our transactions with our tank container manager, Trifleet Leasing (The Netherlands) B.V., see Note 3 “Transactions with Affiliates and Container Investors” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

Loans to Executive Officers

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

In 2020, Trencor paid $145 for accounting services performed by the Company’s personnel to assist Trencor with the conversion of the Company’s financial information from U.S. GAAP to IFRS. The Company did not receive any fees from Trencor for such accounting services in 2022 and 2021.

Transactions with Continental Management Ltd.

A member of our board of directors, Dudley R. Cottingham, is a consultant for Continental Management Ltd (“Continental”). Continental is a Bermuda company that provides corporate representation, administration, and management services. In 2020, the Company incurred $43 primarily for professional services rendered by Continental. There were no such professional services incurred in 2022 and 2021.

C.
Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2022 and 2021 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2022 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company – Business Overview—Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

In the fourth quarter of 2021, we announced the commencement of dividends on our common shares. During 2022, our board of directors approved and declared quarterly cash dividends of $0.25 per share on our issued and outstanding common shares for a total aggregate amount of $46,235. Additionally, our board of directors approved and declared quarterly preferred cash dividends on our Series A Preferred Shares and Series B Preferred Shares. For further detail of our dividends, see Note 12 “Shareholders’ Equity” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

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

B.
Significant Changes

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2022, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.
Offer and Listing Details

Trading Markets

Our common shares have been primary listed on the NYSE under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. Our common shares are secondary or dual listed on the JSE in Johannesburg, South Africa under the symbol “TXT” since December 2019.

In April 2021, our depositary shares, each representing a 1/1,000th interest in a share of our 7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, began trading on the NYSE under the symbol “TGH PRA”. In August 2021, our depositary shares, each representing a 1/1,000th interest in a share of our 6.25% Series B Fixed Rate Cumulative Redeemable Perpetual Preference Shares, began trading on NYSE under the symbol “TGH PRB”.

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

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

Whenever a reference is made in this Annual Report on Form 20-F to any contract, agreement or other document, the reference may not be complete, and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. The SEC maintains an internet website that contains reports, proxy and other information regarding issuers that file electronically with the SEC. You can read our SEC filings, including this annual report, at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of reports and other information may also be inspected in the offices of the NYSE, 20 Broad Street, New York, New York 10005.

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

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2022, 2021 and 2020 was denominated in U.S. dollars. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk. We have entered into various interest rate swap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to SOFR. We also utilized forward starting interest rate swap agreements to reduce the impact of interest rate changes on anticipated future debt issuances. We may also utilize interest rate cap agreements, which place a ceiling on the Company’s exposure to rising interest rates, to manage interest rate risk exposure. All of our derivative agreements are with highly rated financial institutions. Credit exposures are measured based on the market value of outstanding derivative instruments.

As of December 31, 2022, all of our interest rate swap agreements are designated as cash flow hedges for accounting purposes, and any unrealized gains or losses related to the changes in fair value are recognized in accumulated comprehensive income and re-classed to interest expense as they are realized. Our valuation reflects our credit standing and the credit standing of the counterparties to the interest rate swaps. The valuation technique we utilized to calculate the fair value of the interest rate swaps was the income approach. This approach represents the present value of future cash flows based upon current market expectations.

The notional amount of the interest rate swap agreements was $2,071,125 as of December 31, 2022, with expiration dates between February 2023 and November 2032, and fixed pay rates between -0.02% and 3.84%. We also have a forward starting interest rate swap agreement in a notional amount of $100,000 with an effective date of February 28, 2024, a fixed pay rate at 1.96% and an expiration date of February 28, 2034. The net fair value of all these agreements was an asset of $149,244 as of December 31, 2022.

The notional amount of the interest rate cap agreement was $100,000 as of December 31, 2022, with a fixed cap rate at 6.33%, and expiration date of March 31, 2023.

As of December 31, 2022, approximately 90% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. It is estimated that a 1% increase in interest rates on our unhedged debt would result in a net increase of $5,362 in interest expense over the next twelve months.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.
Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15€ and 15d-15(e) under the Exchange Act) as of December 31, 2022.

The “disclosure controls and procedures” means our controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we filed or submitted to the SEC, such as this Annual Report on Form 20-F, was (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, it was concluded that, as of such date, the disclosure controls and procedures were effective as of December 31, 2022.

B.
Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Management, including our Chief Executive Officer and Chief Financial Officer under the oversight of our Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria for effective internal control over financial reporting described in “Internal Control-Integrated Framework (2013),” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective for the year ended December 31, 2022.

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

C.
Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-3 in this Annual Report on Form 20-F.

D.
Changes in Internal Control Over Financial Reporting

In January 2022, we implemented a new enterprise resource planning (“ERP”) system to enhance the efficiency and operational functionality of our internal administrative activities and certain financial accounting and reporting processes. The new ERP system is our system of financial records from January 1, 2022, forward. As a result of the newly implemented

ERP system, management had to design, implement and operate new information technology general controls and process-level controls and made changes to existing process-level controls during the year to ensure that we have adequate internal controls in place.

Other than the changes to controls arising from the implementation of the new ERP system, there were no other changes in our internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f)) under the Exchange Act that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with NYSE rules, we have an audit and risk committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. As a foreign private issuer, we are not required to comply with NYSE requirements that our audit and risk committee has a minimum of three members and that all of our audit and risk committee members satisfy the NYSE’s requirements for independence. Our audit and risk committee has seven members, Mr. Cottingham, Mr. Earl, Ms. Tang, Ms. Hostetler, Mr. Bergbaum, Ms. Young and Mr. Shwiel. Our Board of Directors determined that all members of the Audit and Risk Committee are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Mr. Shwiel, Mr. Cottingham, Ms. Young and Ms. Tang are audit committee financial experts. Mr. Shwiel is also the Chairman of our board of directors. Our board of directors has adopted an audit committee charter effective October 9, 2007.

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

During 2022, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit and risk committee pre-approves all services provided by our principal accountants, Deloitte & Touche LLP. All of the services and fees described below were reviewed and pre-approved by our audit and risk committee. Our audit and risk committee has delegated to the Chairman of the audit and risk committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full audit and risk committee at its next scheduled meeting.

The following is a summary of the fees billed to us by our principal accountants, Deloitte & Touche LLP and KPMG LLP for professional services rendered for 2022 and 2021, respectively:

Fee Category	2022 Fees	2021 Fees (1)
Audit Fees	$1,780	$1,979
Audit-Related Fees	—	555
Tax Fees	—	40
Total Fees	$1,780	$2,574

(1) Includes fees that were paid to KPMG LLP in 2022 in respect of 2021.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2019, our board of directors approved a share repurchase program of up to $25,000 of the Company’s common shares, in 2020 the board of directors approved an increase of another $75,000 to this program, in 2021 the program was further increased by $100,000, and in 2022 the program was further increased by $250,000. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization did not obligate us to acquire a specific number of shares during any period, but it may be modified, suspended or terminated at any time at the discretion of the Company’s board of directors.

The table below is a summary of the shares repurchased by us and the average price paid per share (excluding commissions) during the year ended December 31, 2022. All shares were repurchased in the open market pursuant to the share repurchase program.

	Issuer Purchases of Common Shares
Period	Total number of shares purchased (4)	Average price paid per shares	Total number of shares purchased as part of publicly announced plan	Approximate dollar value of shares that may yet be purchased under the plan
January 1, 2022 through January 31, 2022	313,412	$37.46	313,412	$39,394
February 1, 2022 through February 28, 2022	308,657	$38.41	308,657	$27,539
March 1, 2022 through March 31, 2022	335,620	$37.88	335,620	$14,825
April 1, 2022 through April 30, 2022 (1)	295,888	$34.70	295,888	$54,558
May 1, 2022 through May 31, 2022	421,144	$32.27	421,144	$40,967
June 1, 2022 through June 30, 2022	700,787	$30.30	700,787	$19,730
July 1, 2022 through July 31, 2022 (2)	404,739	$28.44	404,739	$108,220
August 1, 2022 through August 31, 2022	521,235	$33.02	521,235	$91,010
September 1, 2022 through September 30, 2022	792,023	$29.46	792,023	$67,681
October 1, 2022 through October 31, 2022 (3)	883,622	$28.56	883,622	$142,447
November 1, 2022 through November 30, 2022	398,510	$30.24	398,510	$130,397
December 1, 2022 through December 31, 2022	261,135	$30.31	261,135	$122,481
Total	5,636,772	$31.69	5,636,772

(1)
In April 2022, the Board authorized to increase an additional $50,000 to our share repurchase program.
(2)
In July 2022, the Board authorized to increase an additional $100,000 to our share repurchase program.
(3)
In October 2022, the Board authorized to increase an additional $100,000 to our share repurchase program.
(4)
During 2022, we repurchased 1,670,363 of our common shares on the JSE.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We conducted a comprehensive, competitive process to determine our independent registered public accounting firm for the year ending December 31, 2022. Pursuant to the results of this process, on February 17, 2022, our Board of Directors approved the decision to change auditors and replace KPMG upon completion of its remaining engagement responsibilities. This change became effective upon issuance by KPMG of its reports on our consolidated financial statements as of and for the year ended December 31, 2021 and the effectiveness of internal control over financial reporting as of December 31, 2021 included in the filing of our 2021 annual report on Form 20-F dated March 17, 2022. The Board of Directors also approved the engagement of Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm for the year ended December 31, 2022 which occurred after the replacement of KPMG was effective.

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

The Company provided KPMG with a copy of this disclosure and requested that KPMG furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of KPMG’s letter, dated March 17, 2022, was furnished as Exhibit 99.1 to the Form 20-F dated March 17, 2022.

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

•
We are not required under Bermuda law to maintain a board of directors with a majority of independent directors. However, as of February 2023 nine of our ten directors are independent, as that term is defined by the NYSE.
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
•
Under Bermuda law, compensation of executive officers need not be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2019 Share Incentive Plan. All members of our compensation committee are independent, as that term is defined by the NYSE. The members of our compensation committee are Mr. Cottingham, Mr. Nurek, Ms. Young and Mr. Earl. Our board of directors has also adopted a compensation committee charter.
•
We have established an audit and risk committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, (iv) overseeing compliance with policies and legal requirements with respect to financial reporting, and (v) monitoring the Company’s operational, business and financial risks and supervising the Company’s risk mitigation and management efforts. Our audit and risk committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit and risk committee has seven members, Mr. Cottingham, Mr. Earl, Ms. Tang, Ms. Hostetler, Mr. Bergbaum, Ms. Young and Mr. Shwiel. Our Board determined that all members of the Audit and Risk Committee are independent as that term is defined in Rule 10A-3 under the Exchange Act.
•
We have established a corporate governance and nominating committee comprised solely of independent directors, as would be required of a domestic issuer. Our corporate governance and nominating committee has four members, Mr. Pedersen, Mr. Nurek, Mr. Bergbaum and Ms. Hostetler. As of February 2023, Mr. Pedersen, Mr. Nurek, Mr. Bergbaum and Ms. Hostetler satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a corporate governance and nominating committee charter.
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

ITEM 16H. MINE SAFETY DISCLOSURE

None.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements” below for information regarding our financial statements and additional information.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-47 and is incorporated herein by reference.

ITEM 19. EXHIBITS

The exhibits filed as part of this Annual Report on Form 20-F are listed in the Exhibit Index.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Textainer Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Textainer Group Holdings Limited and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the year then ended, and the related notes and the schedules listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Containers, Net of Accumulated Depreciation – Estimated Residual Values – Refer to Note 1 to the financial statements

Critical Audit Matter Description

As of December 31, 2022,containers, net of accumulated depreciation, was $4,365 million. Containers are recorded at cost and depreciated using the straight-line method over their estimated useful lives to an estimated residual value.

The estimated residual value represents the amount the Company estimates that it will recover upon the sale or other disposition of the containers at the end of their useful lives as shipping containers. The estimates of residual value are based on a number of factors including average selling prices. The Company reviews the estimated residual values on a regular basis to determine whether a change in their estimates of residual values is warranted. To perform the assessment of estimated residual value, the Company analyzed sales data over a period of time that it believes is reflective of the cyclical nature of the global economic environment and the industry and assessed whether the average selling prices fall within a reasonable range compared to current residual values.

We identified the estimated residual values of containers, net of accumulated depreciation as a critical audit matter because of the significant estimates and assumptions management makes in evaluating whether current estimated residual values are reasonable. This required a high degree of auditor judgment when performing audit procedures to evaluate the reasonableness of management’s estimated residual values of containers.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimated residual values of containers included the following, among others:

•
We tested the effectiveness of controls relating to the Company’s evaluation of estimated residual values of containers, including controls over the key information, such as historical sales data, used to estimate residual values of containers.
•
We tested a sample of the historical selling prices of used containers for accuracy and completeness by examining sales invoices and cash receipts.
•
We verified the mathematical accuracy of the Company’s calculations and compared the average selling prices per container type to current estimated residual values.
•
We compared the average selling prices for used containers to published industry reports.

/s/ Deloitte & Touche LLP

San Francisco, California

February 14, 2023

We have served as the Company's auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Textainer Group Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Textainer Group Holdings Limited and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 14, 2023, expressed an unqualified opinion on those financial statements.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Deloitte & Touche LLP

San Francisco, California

February 14, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Textainer Group Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Textainer Group Holdings Limited and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two‑year period ended December 31, 2021, and the related notes and financial statement schedules I to II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We served as the Company’s auditor from 1987 to 2022.

/s/ KPMG LLP

San Francisco, California
March 17, 2022

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2022 and 2021

(All currency expressed in United States dollars in thousands, except share data)

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$164,818	$206,210
Marketable securities	1,411	—
Accounts receivable, net of allowance of $1,582 and $1,290, respectively	114,805	125,746
Net investment in finance leases, net of allowance of $252 and $100, respectively	130,913	113,048
Container leaseback financing receivable, net of allowance of $62 and $38, respectively	53,652	30,317
Trading containers	4,848	12,740
Containers held for sale	31,637	7,007
Prepaid expenses and other current assets	16,703	14,184
Due from affiliates, net	2,758	2,376
Total current assets	521,545	511,628
Restricted cash	102,591	76,362
Marketable securities	—	2,866
Containers, net of accumulated depreciation of $2,029,667 and $1,851,664, respectively	4,365,124	4,731,878
Net investment in finance leases, net of allowance of $1,027 and $643, respectively	1,689,123	1,693,042
Container leaseback financing receivable, net of allowance of $52 and $75, respectively	770,980	323,830
Derivative instruments	149,244	12,278
Deferred taxes	1,135	1,073
Other assets	13,492	14,487
Total assets	$7,613,234	$7,367,444
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$24,160	$22,111
Container contracts payable	6,648	140,968
Other liabilities	5,060	4,895
Due to container investors, net	16,132	17,985
Debt, net of unamortized costs of $7,938 and $8,624, respectively	377,898	380,207
Total current liabilities	429,898	566,166
Debt, net of unamortized costs of $26,946 and $32,019, respectively	5,127,021	4,960,313
Derivative instruments	—	2,139
Income tax payable	13,196	10,747
Deferred taxes	13,105	7,589
Other liabilities	33,725	39,236
Total liabilities	5,616,945	5,586,190
Equity:
Textainer Group Holdings Limited shareholders' equity:
Cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares; 12,000 shares issued and outstanding (equivalent to 12,000,000 depositary shares at $25.00 liquidation preference per depositary share)	300,000	300,000
Common shares, $0.01 par value. Authorized 140,000,000 shares; 59,943,282 shares issued and 43,634,655 shares outstanding at 2022; 59,503,710 shares issued and 48,831,855 shares outstanding at 2021	599	595
Treasury shares, at cost, 16,308,627 and 10,671,855 shares, respectively	(337,551)	(158,459)
Additional paid-in capital	442,154	428,945
Accumulated other comprehensive income	147,350	9,750
Retained earnings	1,443,737	1,200,423
Total shareholders’ equity	1,996,289	1,781,254
Total liabilities and shareholders’ equity	$7,613,234	$7,367,444

The accompanying notes to the consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2022, 2021 and 2020

(All currency expressed in United States dollars in thousands, except per share amounts)

	2022	2021	2020
Revenues:
Operating leases - owned fleet (1)	$609,558	$589,045	$491,212
Operating leases - managed fleet (1)	49,635	56,037	62,448
Finance leases and container leaseback financing receivable - owned fleet (1)	150,821	105,648	47,213
Total lease rental income	810,014	750,730	600,873

Management fees - non-leasing	2,812	3,360	5,271

Trading container sales proceeds	23,791	32,045	31,941
Cost of trading containers sold	(21,939)	(21,285)	(28,409)
Trading container margin	1,852	10,760	3,532

Gain on sale of owned fleet containers, net	76,947	67,229	27,230

Operating expenses:
Direct container expense - owned fleet	31,980	23,384	55,222
Distribution expense to managed fleet container investors	44,150	50,360	57,311
Depreciation and amortization (1)	292,828	284,115	264,237
General and administrative expense	48,349	46,462	41,880
Bad debt expense (recovery), net	740	(1,285)	(1,668)
Container lessee default expense (recovery), net	1,179	(1,088)	(1,675)
Total operating expenses	419,226	401,948	415,307
Income from operations	472,399	430,131	221,599
Other (expense) income:
Interest expense	(157,249)	(127,269)	(123,230)
Debt termination expense	—	(15,209)	(8,750)
Realized loss on financial instruments, net	(91)	(5,634)	(12,295)
Unrealized (loss) gain on financial instruments, net	(502)	4,409	(6,044)
Other, net	2,406	(367)	2,019
Net other expense	(155,436)	(144,070)	(148,300)
Income before income taxes	316,963	286,061	73,299
Income tax (expense) benefit	(7,539)	(1,773)	374
Net income	309,424	284,288	73,673
Less: Dividends on preferred shares	19,875	10,829	—
Less: Net income attributable to the noncontrolling interest	—	—	851
Net income attributable to common shareholders	$289,549	$273,459	$72,822

Net income attributable to common shareholders per share:
Basic	$6.23	$5.51	$1.37
Diluted	$6.12	$5.41	$1.36
Weighted average shares outstanding (in thousands):
Basic	46,471	49,624	53,271
Diluted	47,299	50,576	53,481

(1)
Amounts for the years ended December 31, 2021 and 2020 have been reclassified to conform with the 2022 presentation (see Note 1 (u) “Reclassifications and Changes in Presentation”).

The accompanying notes to the consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2022, 2021 and 2020

(All currency expressed in United States dollars in thousands)

	2022	2021	2020
Net income	$309,424	$284,288	$73,673
Other comprehensive income (loss), before tax:
Change in derivative instruments designated as cash flow hedges	151,814	10,986	(12,307)
Reclassification of realized (gain) loss on derivative instruments designated as cash flow hedges	(12,709)	8,771	2,806
Foreign currency translation adjustments	(125)	(79)	177
Comprehensive income, before tax	448,404	303,966	64,349
Income tax (expense) benefit related to items of other comprehensive income	(1,380)	(184)	91
Comprehensive income, after tax	447,024	303,782	64,440
Less: Dividends on preferred shares	19,875	10,829	—
Less: Comprehensive income attributable to the noncontrolling interest	—	—	851
Comprehensive income attributable to common shareholders	$427,149	$292,953	$63,589

The accompanying notes to the consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2022, 2021 and 2020

(All currency expressed in United States dollars in thousands, except share data)

								Accumulated		Total
							Additional	other		Textainer Group
	Preferred shares		Common shares		Treasury shares		paid-in	comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	(loss) income	earnings	shareholders' equity	interest	equity
Balances, December 31, 2019	—	$—	58,326,555	$583	(1,508,637)	$(17,746)	$410,595	$(511)	$866,458	$1,259,379	$26,266	$1,285,645
Cumulative adjustment for adoption of ASU 2016-13	—	—	—	—	—	—	—	—	(885)	(885)	(7)	(892)
Purchase of treasury shares	—	—	—	—	(6,736,493)	(68,493)	—	—	—	(68,493)	—	(68,493)
Restricted share units vested	—	—	300,404	3	—	—	(3)	—	—	—	—	—
Exercise of share options	—	—	113,960	1	—	—	1,294	—	—	1,295	—	1,295
Share-based compensation expense	—	—	—	—	—	—	4,723	—	—	4,723	—	4,723
Net income	—	—	—	—	—	—	—	—	72,822	72,822	851	73,673
Other comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	(12,307)	—	(12,307)	—	(12,307)
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	2,806	—	2,806	—	2,806
Foreign currency translation adjustments	—	—	—	—	—	—	—	177	—	177	—	177
Income tax benefit related to items of other comprehensive loss	—	—	—	—	—	—	—	91	—	91	—	91
Total other comprehensive loss												(9,233)
Balances, December 31, 2020	—	—	58,740,919	587	(8,245,130)	(86,239)	416,609	(9,744)	938,395	1,259,608	27,110	1,286,718
Issuance of preferred shares, net of offering expenses	12,000	300,000	—	—	—	—	(10,420)	—	—	289,580	—	289,580
Restricted share units vested	—	—	285,688	3	—	—	(3)	—	—	—	—	—
Exercise of share options	—	—	477,103	5	—	—	9,038	—	—	9,043	—	9,043
Purchase of treasury shares	—	—	—	—	(2,426,725)	(72,220)	—	—	—	(72,220)	—	(72,220)
Share-based compensation expense	—	—	—	—	—	—	6,699	—	—	6,699	—	6,699
Purchase of noncontrolling interest	—	—	—	—	—	—	7,022	—	—	7,022	(27,110)	(20,088)
Preferred shares dividends declared	—	—	—	—	—	—	—	—	(9,975)	(9,975)	—	(9,975)
Dividends declared to common shareholders ($0.25 per common share)	—	—	—	—	—	—	—	—	(12,285)	(12,285)	—	(12,285)
Net income	—	—	—	—	—	—	—	—	284,288	284,288	—	284,288
Other comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	10,986	—	10,986	—	10,986
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	8,771	—	8,771	—	8,771
Foreign currency translation adjustments	—	—	—	—	—	—	—	(79)	—	(79)	—	(79)
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(184)	—	(184)	—	(184)
Total other comprehensive income												19,494
Balances, December 31, 2021	12,000	300,000	59,503,710	595	(10,671,855)	(158,459)	428,945	9,750	1,200,423	1,781,254	—	1,781,254
Restricted share units vested	—	—	202,694	2	—	—	(2)	—	—	—	—	—
Exercise of share options	—	—	236,878	2	—	—	5,483	—	—	5,485	—	5,485
Purchase of treasury shares	—	—	—	—	(5,636,772)	(179,092)	—	—	—	(179,092)	—	(179,092)
Share-based compensation expense	—	—	—	—	—	—	7,728	—	—	7,728	—	7,728
Preferred shares dividends declared	—	—	—	—	—	—	—	—	(19,875)	(19,875)	—	(19,875)
Dividends declared to common shareholders ($0.25 per common share)	—	—	—	—	—	—	—	—	(46,235)	(46,235)	—	(46,235)
Net income	—	—	—	—	—	—	—	—	309,424	309,424	—	309,424
Other comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	151,814	—	151,814	—	151,814
Reclassification of realized gain on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	(12,709)	—	(12,709)	—	(12,709)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(125)	—	(125)	—	(125)
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(1,380)	—	(1,380)	—	(1,380)
Total other comprehensive income												137,600
Balances, December 31, 2022	12,000	$300,000	59,943,282	$599	(16,308,627)	$(337,551)	$442,154	$147,350	$1,443,737	$1,996,289	$—	$1,996,289

The accompanying notes to the consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2022, 2021 and 2020

(All currency expressed in United States dollars in thousands)

	2022	2021	2020
Cash flows from operating activities:
Net income	$309,424	$284,288	$73,673
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization (1)	292,828	284,115	264,237
Bad debt expense (recovery), net	740	(1,285)	(1,668)
Container write-off (recovery) from lessee default, net	1,910	(4,868)	(260)
Unrealized loss (gain) on financial instruments, net	502	(4,409)	6,044
Amortization of unamortized debt issuance costs and accretion of bond discounts	10,129	9,845	8,112
Debt termination expense	—	15,209	8,750
Gain on sale of owned fleet containers, net	(76,947)	(67,229)	(27,230)
Share-based compensation expense	7,728	6,699	4,723
Changes in operating assets and liabilities:
Accounts receivable, net	2,804	(6,686)	11,539
Trading containers, net	8,848	(1,911)	7,211
Receipt of payments on finance leases, net of income earned	193,157	104,770	44,569
Interest portion of container leaseback financing receivable	(1,713)	122	(933)
Prepaid expenses and other current assets	(2,519)	(2,577)	1,103
Due from affiliates, net	(382)	(867)	371
Receipt of marketable securities from a lessee	—	(5,789)	—
Proceeds from sale of marketable securities	953	2,112	—
Other assets	2,885	1,139	502
Accounts payable and accrued expenses	2,049	(2,350)	981
Other liabilities	(4,547)	14,823	(1,354)
Due to container investors, net	(1,853)	(712)	(3,281)
Settlement of interest rate swaps	—	(14,350)	—
Long-term income tax payable	2,449	700	138
Deferred taxes, net	4,074	994	(972)
Total adjustments	443,095	327,495	322,582
Net cash provided by operating activities	752,519	611,783	396,255
Cash flows from investing activities:
Purchase of containers	(403,738)	(2,082,577)	(745,951)
Payments on container leaseback financing receivable	(533,867)	(18,705)	(116,263)
Proceeds from sale of containers	199,158	142,276	151,021
Receipt of principal payments on container leaseback financing receivable	59,719	30,119	21,485
Other	(2,583)	(1,242)	(194)
Net cash used in investing activities	(681,311)	(1,930,129)	(689,902)
Cash flows from financing activities:
Proceeds from debt	989,650	4,863,756	2,114,260
Payments on debt	(831,010)	(3,635,663)	(1,799,870)
Payment of debt issuance costs	(4,370)	(27,895)	(13,637)
Proceeds from container leaseback financing liability, net	—	16,305	—
Principal repayments on container leaseback financing liability, net	(799)	(3,314)	(12,825)
Issuance of preferred shares, net of underwriting discount	—	290,550	—
Purchase of treasury shares	(179,092)	(72,220)	(68,493)
Issuance of common shares upon exercise of share options	5,485	9,043	1,295
Dividends paid on common shares	(46,235)	(12,285)	—
Dividends paid on preferred shares	(19,875)	(9,975)	—
Purchase of noncontrolling interest	—	(21,500)	—
Other	—	(970)	—
Net cash (used in) provided by financing activities	(86,246)	1,395,832	220,730
Effect of exchange rate changes	(125)	(79)	177
Net change in cash, cash equivalents and restricted cash	(15,163)	77,407	(72,740)
Cash, cash equivalents and restricted cash, beginning of the year	282,572	205,165	277,905
Cash, cash equivalents and restricted cash, end of the year	$267,409	$282,572	$205,165
Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized loss and settlement of derivative instruments	$144,637	$145,711	$126,958
Income taxes paid	$815	$1,567	$34
Supplemental disclosures of noncash operating activities:
Right-of-use asset for leased properties	$—	$272	$574
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(134,320)	$(90,679)	$222,253
Containers placed in finance leases	$219,813	$1,043,323	$635,004

(1)
Amounts for the years ended December 31, 2021 and 2020 have been reclassified to conform with the 2022 presentation (see Note 1 (u) “Reclassifications and Changes in Presentation”).

The accompanying notes to the consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

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

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale. These activities are described below (also see Note 9 “Segment Information”).

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include refrigerated and other special-purpose containers. These owned containers are financed through retained earnings; revolving credit facilities, secured debt facilities and term loans provided by banks; bonds payable to investors; and a public offering of TGH’s common and preferred shares. Expenses related to lease rental income of the owned fleet primarily include direct container expenses, depreciation expense and interest expense.

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

Fees earned by the Company under the management agreements are typically a percentage of net operating income of each Container Investor’s fleet and consist of fees for leasing services related to the management of the containers, sales commissions and net acquisition fees earned on the acquisition of containers. Lease rental income and expenses arising from the operation of the managed fleet are presented on a gross basis, whereby revenue billed to shipping lines and expenses incurred and distributions to the container investors of the managed fleet are presented in the Company’s consolidated statements of operations. Accounts receivable and vendor payables arising from direct container operations of the managed containers are presented on a gross basis in the Company’s consolidated balance sheets. See Note 2 “Managed Container Fleet” for information on the managed fleet containers.

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

(b)
Principles of Consolidation and Variable Interest Entity

The consolidated financial statements of the Company include TGH and all of its wholly-owned subsidiaries. All significant intercompany accounts and balances have been eliminated in consolidation. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity or a voting interest entity. If it is determined that the Company does not have a variable interest in the entity, no further analysis is required, and the Company does not consolidate the entity. There were no variable interest entities or voting interest entities (other than wholly-owned subsidiaries) required to be consolidated in the Company's consolidated financial statements as of December 31, 2022 and 2021.

Managed Containers

The Company enters into container management agreements with Container Investors. The fees earned by the Company for managing container portfolios on behalf of Container Investors are commensurate with the level of effort required to provide those management services and the Company does not have the obligation to absorb losses or the right to receive benefits that may be significant to the Container Investors. As such, the Company is not the primary beneficiary and does not consolidate the Container Investors. Managed containers which are owned by Container Investors are not assets of the Company and are not included in the consolidated financial statements, except for certain managed containers that the Company is deemed to own with associated container leaseback financial liability of the Company in accordance with Topic 842, Leases (see Note 1(a) “Nature of Operations” and Note 2 “Managed Container Fleet”).

Owned Containers

The majority of the container equipment included in the accompanying consolidated financial statements is owned by Textainer Limited (“TL”), Textainer Marine Containers II Limited (“TMCL II”) and Textainer Marine Containers VII Limited (“TMCL VII”), all Bermuda companies and all of which were wholly-owned subsidiaries of the Company as of December 31, 2022 and 2021. As of December 31, 2022 and 2021, all owned containers are pledged as collateral for debt.

(c)
Concentration of Credit Risk

The Company's container leasing equipment and accounts receivable subject it to potential credit risk. Credit risk is mitigated by the Company's assessment of the creditworthiness of container shipping lines and the ongoing monitoring of the customers’ financial condition, credit history and outstanding accounts receivable balances (see Note 1 (g) “Allowance for Credit Losses” for further discussions on the Company’s ongoing credit review of lessees). The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its geographic concentration lies with the creditworthiness of the lessees rather than the location of the containers or the domicile of the lessees.

Total lease rental income, as reported in the consolidated statements of operations, comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the table below, no other single lessee accounted for more than 10% of the Company’s total lease rental income during the years ended December 31, 2022, 2021 and 2020:

Total Lease Rental Income	2022	2021	2020
Customer A	24.4%	21.0%	17.8%
Customer B	11.7%	12.2%	13.1%
Customer C	10.8%	12.1%	9.7%

Other financial instruments that are exposed to concentrations of credit risk are cash and cash equivalents, restricted cash balances, and derivatives (see Note 1 (e) "Cash and Cash Equivalents and Restricted Cash" and Note 8 "Derivative Instruments" for further discussions). The Company believes no significant concentration risk exists with respect to its cash and cash equivalents and restricted cash balances. The Company does not anticipate any non-performance by the derivative counterparties.

(d)
Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those significantly related to the container leasing equipment, containers held for sale, allowance for credit losses, income taxes and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(e)
Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 10 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Malaysia, Singapore, South Africa, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in non-current assets reported within the consolidated balance sheets.

(f)
Revenue Recognition

The components of the Company’s revenue as presented in the consolidated statements of operations and in Note 9 “Segment Information” are as follows:

Lease Rental Income

Lease rental income arises principally from leasing containers to various international shipping lines and includes all rental charges billed to the lessees. Lease rental income from owned fleet comprises rental income for the container fleet owned by the Company. Lease rental income from managed fleet comprises rental income for the container fleet owned by the Container Investors. For lease accounting purposes, the management agreements with these Container Investors are deemed to convey to the Company the right to control the use of the managed containers and are therefore accounted for as “operating leases - managed fleet” as reported in the consolidated statements of operations (see Note 2 “Managed Container Fleet” for further information).

Revenue is recorded when earned according to the terms of the container lease contracts with customers. Revenue is earned and recognized evenly over the period that the equipment is on lease. These contracts are typically for terms of five or more years and are generally classified as operating leases. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. Lease rental income comprises daily per diem rental charges due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan.

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

Under sales-type leaseback arrangements that are accounted for as financing transactions, the Company recorded a container leaseback financing receivable in the amount paid for the purchased containers that were leased back to the seller-lessees. Payments made by the seller-lessees are recorded as a reduction to the container leaseback financing receivable and as interest income. Interest income is recognized using the effective interest method, which generates a constant rate of interest over the period of the arrangement.

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

Management Fees - Non-leasing

Under the Company’s management service agreements with Container Investors, fees are earned for the acquisition and sale of containers under management (see Note 2 “Managed Container Fleet” for further information). Acquisition fees from purchases of containers for managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term.

Trading Container Margin

The Company’s trading container sales proceeds arise from the resale of new and used trading containers that were acquired for resale to a wide variety of buyers. The related expenses represent the cost of trading containers sold as well as other selling costs that are recognized as incurred. Revenue is recorded when control of the containers is transferred to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured.

(g)
Allowance for Credit Losses

Accounts receivable, net investment in finance leases and container leaseback financing receivable are stated at amortized cost net of allowance for credit losses. Subsequent changes in the estimated allowance for credit losses are recognized in “bad debt expense (recovery), net” in the consolidated statements of operations (see Note 5 “Allowance for Credit Losses” for further information).

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

(h)
Direct Container Expenses – Owned Fleet

Direct container expense – owned fleet represents the operating costs arising from the containers owned by the Company and includes storage, handling, maintenance and repair, repositioning, agent, and insurance expense. These costs are recognized when incurred.

(i)
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

(j)
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

(k)
Foreign Currencies

A functional currency is determined for each of the Company’s entities based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency is the U.S. dollar, excluding its foreign subsidiaries Textainer Equipment Management (United Kingdom) Limited and Textainer Equipment Management (Singapore) Pte Ltd. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains or losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange losses, reported in “direct container expense – owned fleet” in the consolidated statements of operations were $436, $195, and $251 for the years ended December 31, 2022, 2021 and 2020, respectively. For consolidation purposes, the financial statements are translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income.

The Company also has certain cash accounts that are denominated in currencies other than the Company's functional currency, which are remeasured at each balance sheet date at the exchange rates in effect as of those dates. The (losses) gains due to changes in exchange rates from remeasurement were $(855), $(524) and $654 for the years ended December 31, 2022, 2021 and 2020, respectively, which were included in “other, net” in the consolidated statements of operations.

(l)
Fixed Assets and Capitalized Implementation Costs

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of such property, furniture and equipment, ranging from three to seven years. Expenditures for maintenance and repairs are expensed as they are incurred. As of December 31, 2022 and 2021, fixed assets amounted to $3,654 and $1,585, respectively, net of accumulated depreciation of $13,711 and $13,296, respectively, which were included in “other assets” in the consolidated balance sheets.

Implementation costs associated with cloud-based hosting arrangement that is a service contract are capitalized when incurred during the application development phase. As of December 31, 2022 and 2021, the Company’s aggregate capitalized implementation costs amounted to $11,641 and $8,767, respectively, were included in “prepaid expenses and other current assets” in the Company’s consolidated balance sheets. Amortization of the capitalized implementation costs relating to the new enterprise resource planning (ERP) system commenced in January 2022 when the hosting arrangement was ready for its intended use and is being amortized on a straight-line basis over seven years which is the term of the hosting arrangement, including reasonably certain renewals. As of December 31, 2022, the Company recorded amortization of capitalized implementation costs of $937, which was included in “general and administrative expense” in the Company’s consolidated statements of operations.

(m)
Containers

Capitalized costs for container leasing equipment include the container cost payable to the manufacturer, inspection, delivery and the associated transportation costs incurred in moving the Company’s containers from the manufacturer to the containers’ first destined port. Container leasing equipment are depreciated using the straight-line method over their estimated useful lives to an estimated residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated residual value. Repair and maintenance costs that do not extend the useful lives of the container leasing equipment are recognized in “direct container expense - owned fleet” in the consolidated statements of operations at the time the costs are incurred.

The Company evaluates the estimated residual values and remaining estimated useful lives on a regular basis to determine whether a change in its estimates of useful lives and residual values is warranted. To perform this assessment, the Company analyzed sales data over a minimum of a ten-year period which reflected the cyclical nature of the global economic environment and its industry and assessed whether the average selling prices fall within a reasonable range compared to current residual values. The Company determined that a ten-year length of time includes sufficient periods of high and low used container prices to estimate future residual values. If the ten-year period was outside of the range of a container type, the Company evaluated the trend in average selling prices over three, five, and seven-year periods to corroborate the trend in the ten-year period. The Company then performed a comparison of the estimated residual values to publicly available peer data within the industry. The Company completed its annual depreciation and residual value policy review and concluded no change was necessary during the year ended December 31, 2022.

The Company estimates the useful lives and residual values of its container leasing equipment to be as follows:

	As of December 31, 2022 and 2021
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

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of December 31, 2022 and 2021 were as follows:

	2022			2021
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,469,668	$(490,098)	$979,570	$1,530,464	$(471,549)	$1,058,915
40'	121,512	(51,170)	70,342	141,292	(55,448)	85,844
40' high cube	3,416,785	(906,234)	2,510,551	3,496,469	(791,349)	2,705,120
45' high cube	24,718	(13,865)	10,853	27,354	(13,871)	13,483
Refrigerated containers:
20'	15,537	(8,472)	7,065	18,445	(8,899)	9,546
20' high cube	116	(95)	21	809	(606)	203
40' high cube	1,122,563	(503,886)	618,677	1,163,149	(462,645)	700,504
Open top and flat rack containers:
20' folding flat	15,840	(5,818)	10,022	16,206	(5,291)	10,915
40' folding flat	46,519	(20,335)	26,184	47,739	(19,073)	28,666
20' open top	12,731	(2,329)	10,402	13,046	(2,090)	10,956
40' open top	19,215	(4,774)	14,441	21,394	(4,827)	16,567
Tank containers	129,587	(22,591)	106,996	107,175	(16,016)	91,159
Total Containers	$6,394,791	$(2,029,667)	$4,365,124	$6,583,542	$(1,851,664)	$4,731,878

See Note 2 “Managed Container Fleet” for information on the managed fleet containers included above.

Impairment of Container Leasing Equipment

The Company reviews its container leasing equipment for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the container leasing equipment to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment on the Company’s container leasing equipment for the years ended December 31, 2022, 2021 and 2020.

Write-Off (Recoveries) of Container Leasing Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amounts of container leasing equipment that are unlikely to be recovered from lessees in default. The Company recorded impairment charges during the years ended December 31, 2022, 2021 and 2020 of $1,935, $2,793 and $0, respectively, to write-off containers that were unlikely to be recovered from lessees in default, offset by gains of $827, $7,662 and $1,647, respectively, associated with recoveries on containers previously estimated as lost with lessees in default. The gain on container recovery of $7,577 during the year ended December 31, 2021 was mainly due to the reinstatement of containers with a previously insolvent and bankrupt lessee who made a successful exit from bankruptcy, and such containers had been written off in 2019. The gain on container recovery of $1,644 during the year ended December 31, 2020 was mainly due to a settlement agreement with an insolvent lessee on containers which were previously written off in 2018. These amounts are recorded in the consolidated statements of operations as “container lessee default expense (recovery), net”.

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

Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the containers held for sale. The carrying value of containers held for sale that have been impaired and written down to their estimated fair value less cost to sell was $3,556 and $270 as of December 31, 2022 and 2021, respectively. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. During the years ended December 31, 2022, 2021 and 2020, the Company recorded container impairment charges (reversals) of $2,325, $(385) and $11,094, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale, due to rising used container prices. The impairment charges (reversals) are included in “depreciation and amortization” in the consolidated statements of operations.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded the following net gain on sale of containers, included in “gain on sale of owned fleet containers, net” in the consolidated statements of operations:

	2022		2021		2020
	Units	Amount	Units	Amount	Units	Amount
Gain on sale of previously written down owned fleet containers, net	2,765	$431	3,430	$2,165	51,541	$15,451
Gain on sale of owned fleet containers not written down, net	77,217	76,516	50,550	65,064	54,807	11,779
Gain on sale of owned fleet containers, net	79,982	$76,947	53,980	$67,229	106,348	$27,230

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

(n)
Container Lessee Default Expense (Recovery), net

One of the Company’s customers became bankrupt in 2019. In 2021, the bankruptcy settlement agreement related to the restructuring of the previously insolvent customer was finalized. As a result of the assessment of the previously insolvent customer’s restructuring and successful exit from bankruptcy, the Company recorded a container loss recovery of $7,986 included in “container lessee default expense (recovery), net” in the consolidated statements of operations during the year ended December 31, 2021. The Company did not submit a final insurance claim after its review of the previously insolvent customer’s restructuring plan, therefore, the insurance receivable of $2,106 was written-off and included in “container lessee default expense (recovery), net” in the consolidated statements of operations during the year ended December 31, 2021.

(o)
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

(p)
Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt and the balance of the debt issuance costs, net of amortization, are netted against the debt recorded in the consolidated balance sheets.

Debt issuance costs are amortized using the interest rate method and the straight-line method over the general terms of the related fixed principal payment debt and the related revolving debt facilities, respectively, and the amortization is recorded as “interest expense” in the consolidated statements of operations. In 2022, 2021 and 2020, debt issuance costs of $4,370, $27,895 and $13,637, respectively, were capitalized and amortization of debt issuance costs of $10,001, $9,723 and $7,712, respectively, were recorded in interest expense.

When the Company’s debt is modified or terminated prior to maturity, any unamortized debt issuance costs related to a decrease in borrowing capacity with any of the Company’s lenders is immediately written-off and recorded in “debt termination expense”. In 2021 and 2020, the Company recorded write-offs of unamortized debt issuance costs and bond discounts of $4,578 and $8,750, respectively (see Note 7 “Debt”). No unamortized debt issuance costs were written-off during the year ended December 31, 2022.

(q)
Derivative Instruments and Hedging

The Company has entered into various interest rate swap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the Secured Overnight Financing Rate (“SOFR”), which was the Company’s replacement rate due to London Inter Bank Offered Rate (“LIBOR”) transition. The fair value of the derivative instruments is measured at each balance sheet date and is reflected on a gross basis on the consolidated balance sheets. The Company establishes criteria for both the designation and effectiveness of hedging activities. A derivative instrument qualifies for hedge accounting if the Company expects it to be highly effective in offsetting the underlying hedged exposure and the Company fulfills the hedge documentation requirements. Formal hedge documentation is prepared for all derivative instruments designated as hedges, including a description of the hedged item, the hedging instrument, and the risk being hedged. As of December 31, 2022 and 2021, all of the Company’s derivative instruments are designated as cash flow hedges for accounting purposes (see Note 8 “Derivative Instruments” for further discussions).

Derivative instruments that are designated as cash flow hedges for accounting purposes are considered effective hedges and are recorded using hedge accounting. Under cash flow hedging, the change in fair value of derivative instruments is initially reported in the consolidated balance sheets as a component of “accumulated other comprehensive income” and reclassified to earnings in “interest expense, net” when realized or when hedged interest payments are recognized.

(r)
Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options, restricted share units (“RSU”) and performance restricted share units (“PSU”) awarded under its 2019 Share Incentive Plan (the “2019 Plan”) on the grant date. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the estimated fair value for share options. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for time based RSUs. For PSUs or market based restricted share units that were granted with a market condition, the Company uses the Monte-Carlo simulation valuation model. See Note 11 “Share-Based Compensation” for further discussions.

Compensation expense for share options and RSUs with only a service condition is recognized on a straight-line basis over the requisite service period, generally the vesting period of the award. Provided that the requisite service period is rendered, compensation expense for PSUs with a market condition is recognized on a straight-line basis even if the market condition is not achieved. Compensation expense is recognized net of forfeitures that are estimated at the time of grant based on the Company’s historical experience and revised in subsequent periods if actual forfeitures differ from those estimates. The expected forfeiture rate was 3.5%, 3.4% and 3.5% as of December 31, 2022, 2021 and 2020, respectively.

(s)
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

As of December 31, 2022 and 2021, the carrying amounts of cash and cash equivalents, restricted cash, accounts receivable and payable, due from affiliates, net, container contracts payable, and due to container investors, net, approximate their fair values due to the short-term nature of these financial instruments. See Note 1 (m) “Containers”, Note 4 “Leases”, Note 7 “Debt” and Note 8 “Derivative Instruments” for further discussions on fair value of containers held for sale, fair value of net investment in finance leases and container leaseback financing receivable, fair value of debt, and fair value of derivative instruments, respectively.

Fair Value of Marketable Equity Securities

As of December 31, 2022 and 2021, the Company held investments in marketable equity securities with readily determinable fair values of $1,411 and $2,866, respectively. The fair value of investments in marketable equity securities is measured at each balance sheet date based on quoted market prices (Level 1) and the change in fair value of marketable equity securities still held as of December 31, 2022 and 2021 was $(502) and $(589) during the years ended December 31, 2022 and 2021, respectively, which was recorded as “unrealized (loss) gain on financial instruments, net” in the consolidated statements of operations.

(u)
Reclassifications and Changes in Presentation

Certain prior period amounts for the years ended December 31, 2021 and 2020 have been reclassified to conform to the current period presentation as discussed below:

•
The Company reclassified the total lease rental income out of the previously reported line items “lease rental income - owned fleet” and “lease rental income - managed fleet” to the line items “operating leases – owned fleet”, “operating leases – managed fleet” and “finance leases and container leaseback financing receivable – owned fleet” to additionally present breakdown of total lease rental income by lease type in the consolidated statements of operations.
•
The Company reclassified the amounts out of the separate line item “amortization expense” to be included within the line item “depreciation and amortization” in the consolidated statements of operations and in the consolidated statements of cash flows.
•
The Company reclassified the amounts out of the previously reported line item “interest income” to be included within the line item “other, net” in the consolidated statements of operations.
•
The Company reclassified the fixed asset purchase amounts out of the previously reported line item “purchase of containers and fixed assets” to be included to the separate line item “other” in the consolidated statements of cash flows.
•
The Company combined the previously reported separate line items for the preferred share issuances to be included within the line item “cumulative redeemable perpetual preferred shares” in total shareholders’ equity in the consolidated balance sheets.

The changes in the presentation have no impact on “total lease rental income”, “total operating expenses”, and “net income”.

(v)
Recently Issued Accounting Standards and Pronouncements

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). In January 2021, the FASB also issued Accounting Standards Update No 2021-01, Reference Rate Reform: Scope (“ASU 2021-01”), which expands the scope of Topic 848. In December 2022, the FASB also issued Accounting Standards Update No 2022-06, Reference Rate Reform: Deferral of the Sunset Date of Topic 848 (“ASU 2022-06”), which defers the sunset date from December 31, 2022 to December 31, 2024. The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. As of December 31, 2022, the Company completed its amendment of all variable rate debt agreements and interest rate swap contracts due to replacement of LIBOR to SOFR. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In July 2021, the FASB issued Accounting Standards Update No. 2021-05, Leases (Topic 842), Lessors – Certain Leases with Variable Lease Payments (“ASU 2021-05”). The amendment provides guidance to clarify lessor’s accounting for certain leases with variable lease payments by amending the lessor lease classification requirements under Topic 842. ASU 2021-05 requires a lessor to classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in Topic 842; and 2) The lessor would have otherwise recognized a day-one loss. The Company adopted ASU 2021-05 effective January 1, 2022 on a prospective basis. Based on the nature of the Company’s finance leases, the adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In March 2022, the FASB issued Accounting Standards Update No. 2022-02, Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”). The amendment eliminates the accounting guidance for troubled debt restructurings by creditors in Topic 310 - Receivables and amends the disclosure requirements for restructurings involving borrowers that are experiencing financial difficulty under ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which was adopted by the Company on the effective date of January 1, 2020. ASU 2022-02 requires disclosure of current period gross write-offs by year of origination for financing receivables and net investment in finance leases and must be included in the vintage disclosure of the amortized cost basis of financing receivables and net investment in finance leases by credit quality indicator and by year of origination as required by ASU 2016-13. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company will adopt ASU 2022-02 effective January 1, 2023 on a prospective basis and expects no impact on the Company’s consolidated financial statements other than the enhanced disclosure requirements.

(2) Managed Container Fleet

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

Lease rental income and expenses from the managed fleet owned by Container Investors are reported on a gross basis. Lease rental income from managed fleet represents rental charges billed to the ultimate lessees for the managed fleet, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions are earned from sales of the managed containers on behalf of the Container Investors, which are generally calculated as a fixed percentage of the cost of the managed containers purchased and the proceeds from the sale of the managed containers, respectively.

Under the Company’s fleet management agreements for managed containers, the Company is responsible for providing the leasing services to the customers and responsible for directing and integrating third-party vendors to fulfill its performance obligations. Therefore, it was determined that the management agreements with these Container Investors are deemed to convey to the Company the right to control the use of the managed containers and are therefore accounted for as a lease. See Note 1 (f) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition” for further information.

Containers - December 31, 2018 and Prior

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers and the amounts distributed to the Container Investors, reduced by associated lease management fees earned and retained by the Company.

Managed containers in the Company’s managed fleet on or before December 31, 2018 are not included in the Company’s container leasing equipment in the Company’s consolidated balance sheet as of December 31, 2022 and 2021.

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

The Company is deemed to own certain of the managed containers purchased by the Company on or after January 1, 2019 for and on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in “containers, net” in the Company’s consolidated balance sheets as of December 31, 2022 and 2021 and depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value per the Company’s depreciation policy (see Note 1 (m) “Accounting Policies and Recent Accounting Pronouncements – Containers”). The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company. Subsequent net operating income distributions made by the Company to the Container Investors are recorded as a reduction to the financial liability and as interest expense using the effective interest method. The net book value for these managed containers and the associated financial liability will reduce over time and will be removed upon container sale, irrespective of the amount realized in such sale.

As of December 31, 2022 and 2021, the Company’s container leaseback financial liability to the Container Investors amounted to $14,841 and $15,977, respectively, which were reported as "other liabilities” in the consolidated balance sheets.

The Company’s container leasing equipment includes such managed containers in the consolidated balance sheets as of December 31, 2022 and 2021, which consisted of the following:

	2022			2021
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$6,378,374	$(2,027,743)	$4,350,631	$6,566,785	$(1,850,721)	$4,716,064
Containers - managed fleet	16,417	(1,924)	14,493	16,757	(943)	15,814
Total containers	$6,394,791	$(2,029,667)	$4,365,124	$6,583,542	$(1,851,664)	$4,731,878

Income from the managed fleet, including management fees earned from acquisition fees and sales commissions during 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Lease rental income - managed fleet	$49,635	$56,037	$62,448
Less: distribution expense to managed fleet container investors	(44,150)	(50,360)	(57,311)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(1,836)	(1,348)	(730)
	3,649	4,329	4,407
Management fees from non-leasing services	2,812	3,360	5,271
Total	$6,461	$7,689	$9,678

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

The following table provides a reconciliation of the balance sheet accounts from the managed fleet to the total amount as of December 31, 2022 and 2021 in the consolidated balance sheets (also, see Note 3 “Transactions with Affiliates and Container Investors”). Accounts receivable related to the owned fleet pertains to the Company’s uncollected lease billings related to the containers owned by the Company. Prepaid expenses and other current assets and accounts payable and accrued expenses related to the owned fleet represents the Company’s general and administrative costs and operating costs arising from the containers owned by the Company.

	2022	2021
Accounts receivable, net - owned fleet	$107,457	$118,107
Accounts receivable, net - managed fleet	7,348	7,639
Total accounts receivable, net	$114,805	$125,746

Prepaid expenses and other current assets - owned fleet	$16,614	$14,142
Prepaid expenses and other current assets - managed fleet	89	42
Total prepaid expenses and other current assets	$16,703	$14,184

Accounts payable and accrued expenses - owned fleet	$22,868	$21,736
Accounts payable and accrued expenses - managed fleet	1,292	375
Total accounts payable and accrued expenses	$24,160	$22,111

Container contracts payable - owned fleet	$6,648	$140,968
Total container contracts payable	$6,648	$140,968

(3) Transactions with Affiliates and Container Investors

Due from affiliates, net of $2,758 and $2,376, as of December 31, 2022 and 2021, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees. See Note 2 “Managed Fleet” for further detail on management fees earned from the Company’s managed fleet.

There was no due to affiliated Container Investors as of December 31, 2022 and 2021. The following table provides a summary of due to container investors, net at December 31, 2022 and 2021:

	2022	2021
Accounts receivable, net - managed fleet	$7,348	$7,639
Prepaid expenses and other current assets - managed fleet	89	42
Accounts payable and accrued expenses - managed fleet	(1,292)	(375)
	6,145	7,306
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	9,987	10,679
Due to container investors, net	$16,132	$17,985

(4) Leases

(a)
Lessor

The Company’s lease rental income during 2022, 2021 and 2020 were as follows:

	2022			2021			2020
	Owned	Managed	Total	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$595,202	$47,694	$642,896	$577,946	$54,652	$632,598	$469,109	$58,175	$527,284
Interest income on net investment in finance leases	108,359	—	108,359	82,659	—	82,659	30,121	—	30,121
Interest income on container leaseback financing receivable	41,997	—	41,997	21,380	—	21,380	17,243	—	17,243
Variable lease revenue	14,821	1,941	16,762	12,708	1,385	14,093	21,952	4,273	26,225
Total lease rental income	$760,379	$49,635	$810,014	$694,693	$56,037	$750,730	$538,425	$62,448	$600,873

Variable lease revenue includes other charges set forth in the leases, such as handling fees, pick-up and drop-off charges and charges for damage protection plan.

For finance leases, the net selling gain (loss) recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $1,423, $2,610 and $(144) for the years ended December 31, 2022, 2021 and 2020, respectively, are included in “gain on sale of owned fleet containers, net” in the consolidated statements of operations.

Operating Leases

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for the owned and managed container fleet as of December 31, 2022:

	Owned	Managed	Total
Year ending December 31:
2023	$454,913	$28,933	$483,846
2024	386,191	25,930	412,121
2025	300,954	20,948	321,902
2026	228,995	16,213	245,208
2027	169,451	11,830	181,281
2028 and thereafter	374,014	8,078	382,092
Total future minimum lease payments receivable	$1,914,518	$111,932	$2,026,450

Container Leaseback Financing Receivable

The Company’s container leaseback financing receivable pertains to containers purchased that were leased back to the seller-lessees through a sales-type leaseback arrangement that are accounted for as financing transactions.

The following table represents the components of the container leaseback financing receivable as of December 31, 2022 and 2021:

	2022	2021
Future minimum payments receivable	$1,179,515	$483,325
Less: unearned income	(354,769)	(129,065)
Container leaseback financing receivable (1)	824,746	354,260
Less: Allowance for credit losses	(114)	(113)
Container leaseback financing receivable, net (2)	$824,632	$354,147
Amounts due within one year	53,652	30,317
Amounts due beyond one year	770,980	323,830
Container leaseback financing receivable, net	$824,632	$354,147

(1)
One major customer represented 97.4% and 90.6% of the Company’s container leaseback financing receivable portfolio as of December 31, 2022 and 2021, respectively.

(2)
As of December 31, 2022 and 2021, the fair value of container leaseback financing receivable (including the short-term balance) was approximately $732,951 and $357,828, respectively, and was measured using Level 2 inputs.

Net Investment in Finance Leases

The following table represents the components of the net investment in finance leases as of December 31, 2022 and 2021:

	2022	2021
Future minimum lease payments receivable	$2,487,365	$2,558,339
Residual value of containers	47,686	16,532
Less: unearned income	(713,736)	(768,038)
Net investment in finance leases (1)	1,821,315	1,806,833
Less: Allowance for credit losses	(1,279)	(743)
Net investment in finance leases, net (2)	$1,820,036	$1,806,090
Amounts due within one year	130,913	113,048
Amounts due beyond one year	1,689,123	1,693,042
Net investment in finance leases, net	$1,820,036	$1,806,090

(1) One major customer represented 80.8% and 85.1% of the Company’s finance lease portfolio as of December 31, 2022 and 2021, respectively. No other customer represented more than 10% of the Company’s finance leases portfolio in each of those periods.

(2) As of December 31, 2022 and 2021, the fair value of net investment in finance leases (including the short-term balance) was approximately $1,659,155 and $1,810,712, respectively, and was measured using Level 2 inputs.

The following is a schedule by year of future minimum lease payments receivable under container leaseback financing receivable and net investment in finance leases as of December 31, 2022:

Year ending December 31:	Container Leaseback Financing Receivable	Net Investment in Finance Leases	Total
2023	$99,927	$232,689	$332,616
2024	95,974	228,958	324,932
2025	88,427	211,967	300,394
2026	86,942	207,216	294,158
2027	86,942	201,909	288,851
2028 and thereafter	721,303	1,404,626	2,125,929
Total future minimum lease payments receivable	$1,179,515	$2,487,365	$3,666,880

(b)
Lessee

Right-of-use (“ROU”) lease assets and lease liabilities are recognized for the Company’s office space leases at the commencement date based on the present value of lease payments over the lease term. The Company does not recognize a related ROU asset and lease liability for short-term leases having a lease term of twelve months or less. As of December 31, 2022 and 2021, ROU operating lease assets amounted to $7,299 and $8,988, respectively, which were reported in “other assets” in the consolidated balance sheets. As of December 31, 2022 and 2021, total lease liabilities amounted to $9,112 and $11,044, respectively, which were reported in “other liabilities” in the consolidated balance sheets. As of December 31, 2022, the weighted average discount rate was 4.75% and the weighted average remaining lease term was 3 years.

Operating lease expense is recognized on a straight-line basis over the lease term and is reported in “general and administrative expense” in the consolidated statements of operations. Rent expense and other information related to the Company's operating leases during 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Operating lease cost	$2,084	$2,103	$2,103
Short-term and variable lease cost	216	112	128
Total rent expense	$2,300	$2,215	$2,231

Cash paid for amounts included in the measurement of lease liabilities	$2,349	$2,379	$2,221

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2022 were as follows:

Operating leases
Year ending December 31:
2023	$2,334
2024	2,385
2025	2,130
2026	2,179
2027	935
2028 and thereafter	—
Total minimum lease payments	9,963
Less imputed interest	(851)
Total present value of operating lease liabilities	$9,112

(5) Allowance for Credit Losses

The Company’s allowance for credit losses is estimated based on historical losses, current economic conditions, and ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, lessee credit ratings, management’s current assessment of each lessee’s financial condition and the recoverability.

Accounts Receivable

The allowance for credit losses included in accounts receivable, net, amounted to $1,582 and $1,290 as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the allowance for credit losses related to the billed amounts under the container leaseback financing receivable and finance leases that were included in accounts receivable, net, amounted to $586 and $592, respectively.

Net Investment in Finance Leases and Container Leaseback Financing Receivable

The allowance for credit losses related to unbilled amounts under finance leases and included in net investment in finance leases, net, amounted to $1,279 and $743 as of December 31, 2022 and 2021, respectively. The allowance for credit losses related to unbilled amounts under the financing arrangements and included in container leaseback financing receivable, net, amounted to $114 and $113 as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, the Company’s net investment in finance leases and container leaseback financing receivable are primarily comprised of the largest shipping lines under “Tier 1” risk rating which represented 88.3% and 97.4%, respectively, of the Company’s portfolio (see Note (g) “Nature of Business and Summary of Significant Accounting Policies” for description of internal risk ratings).

The following table presents the net investment in finance leases and container leaseback financing receivable by internal credit rating category and year of origination as of December 31, 2022:

	Year Ended December 31, 2022	2021	2020	2019	2018	Prior	Total
Tier 1	$84,987	$818,866	$566,132	$97,860	$31,042	$8,464	$1,607,351
Tier 2	33,981	76,583	32,822	28,761	15,899	1,742	189,788
Tier 3	9,726	6,430	1,823	5,853	331	13	24,176
Net investment in finance leases	$128,694	$901,879	$600,777	$132,474	$47,272	$10,219	$1,821,315

Tier 1	$504,774	$11,435	$100,662	$186,170	$—	$—	$803,041
Tier 2	—	4,021	—	17,684	—	—	21,705
Container leaseback financing receivable	$504,774	$15,456	$100,662	$203,854	$—	$—	$824,746

(6) Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense (benefit) for 2022, 2021 and 2020 consisted of the following:

	2022	2021	2020
Current
Bermuda	$—	$—	$—
Foreign	2,087	594	446
	2,087	594	446
Deferred
Bermuda	—	—	—
Foreign	5,452	1,179	(819)
	5,452	1,179	(819)
	$7,539	$1,773	$(374)

The components of income before income taxes and noncontrolling interest were as follows:

	2022	2021	2020
Bermuda sources	$—	$—	$—
Foreign sources	316,963	286,061	73,299
	$316,963	$286,061	$73,299

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of operations is as follows:

	2022		2021		2020
Bermuda tax rate	$—	0.00%	$—	0.00%	$—	0.00%
Foreign tax rate	3,471	1.10%	271	0.09%	(1,291)	(1.76)%
Tax uncertainties	4,068	1.28%	1,502	0.53%	917	1.25%
	$7,539	2.38%	$1,773	0.62%	$(374)	(0.51)%

The components of income tax expense and effective tax rate were as follows:

	2022		2021		2020
Income before income tax and noncontrolling interests	$316,963		$286,061		$73,299

Tax uncertainties	$4,068	1.28%	$1,502	0.53%	$917	1.25%
Foreign taxes
Stock base compensation	(27)	(0.01)%	(622)	(0.22)%	(94)	(0.13)%
162(m) officers' compensation	459	0.14%	412	0.14%	102	0.14%
Adjustment for prior years	134	0.04%	(392)	(0.14)%	47	0.06%
Foreign derived intangible income	(455)	(0.14)%	(329)	(0.12)%	(112)	(0.15)%
Valuation allowance	—	—	(382)	(0.13)%	67	0.09%
Foreign rate difference	3,415	1.08%	1,583	0.55%	(1,333)	(1.82)%
Other	(55)	(0.02)%	1	0.00%	32	0.04%
	3,471	1.10%	271	0.09%	(1,291)	(1.76)%
	$7,539	2.38%	$1,773	0.62%	$(374)	(0.51)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 are presented below:

	2022	2021
Deferred tax assets
Net operating loss carryforwards	$16,360	$17,765
Other	(92)	1,006
	16,269	18,771
Valuation allowance	—	—
Deferred tax assets	16,269	18,771
Deferred tax liabilities
Containers, net	28,239	25,287
Other	—	—
Deferred tax liabilities	28,239	25,287
Net deferred tax liabilities	$11,970	$6,516

In assessing the extent to which deferred tax assets are realizable, the Company’s management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company’s management considers the projected future reversal of taxable temporary items for making this assessment. Based upon the projections for the reversal of taxable temporary items over the periods in which the deferred tax assets are deductible, as well as the estimated usage of deferred tax assets to offset against 2022 and 2021 taxable income, the Company’s management believes it is more likely than not the Company will realize the benefits of these deductible differences in 2022 and 2021, thus no valuation allowance has been provided for the years ended December 31, 2022 and 2021.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The enactment of the CARES Act does not result in any material adjustments to the Company’s provision for income taxes.

The Company has U.S. federal net operating loss carry-forwards of $69,807 that will begin to expire from December 31, 2032 through December 31, 2037 if not utilized and $6,943 with no expiration date. The Company expects to utilize the net operating loss carry-forwards prior to their expiration. In the United States, utilization of net operating loss carry-forwards for federal income tax purposes may be subject to a substantial annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code. In general, an ownership change within the meaning of Section 382 occurs if a transaction or series of transactions over a three-year period result in a cumulative change of more than 50% in the beneficial ownership of a company’s stock. The Company’s management does not believe the Company has a limitation on the ability to utilize its net operating loss carry-forwards under Section 382 as of December 31, 2022. However, issuances, sales and/or exchanges of the Company’s stock (including, potentially, relatively small transactions and transactions beyond the Company’s control) occurring after December 31, 2022, taken together with prior transactions with respect to the Company’s stock over a three-year period, could trigger an ownership change under Section 382 in the future and therefore a limitation on the Company’s ability to utilize its net operating loss carryforwards. Any such limitation could cause some loss carryforwards to expire before the Company would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of the Company’s tax assets or both.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2022, cumulative earnings of approximately $47,417 would be subject to income taxes of approximately $14,225 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

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

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2022 and 2021 are as follows:

Balance at December 31, 2020	$20,575
Increases related to prior year tax positions	156
Increases related to current year tax positions	2,878
Lapse of statute of limitations	(1,457)
Balance at December 31, 2021	$22,152
Decreases related to prior year tax positions	(158)
Increases related to current year tax positions	5,474
Lapse of statute of limitations	(1,320)
Balance at December 31, 2022	$26,148

If the unrecognized tax benefits of $26,148 at December 31, 2022 were recognized, tax benefits in the amount of $26,074 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2022 will decrease by $1,274 in the next twelve months due to expiration of the statute of limitations, which would reduce our annual effective tax rate.

Interest and penalty expense recorded during 2022, 2021 and 2020 amounted to $69, $(78) and $(11), respectively. Total accrued interest and penalties as of December 31, 2022 and 2021 were $1,451 and $1,381, respectively, and were included in non-current income taxes payable.

(7) Debt

The following represents the Company’s debt obligations as of December 31, 2022 and 2021:

	2022		2021
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TL Revolving Credit Facility	$1,367,858	5.78%	$1,062,858	1.60%	August 2027
TL 2019 Term Loan	127,293	3.50%	138,578	3.50%	December 2026
TL 2021-1 Term loan	60,314	2.65%	65,804	2.65%	February 2028
TL 2021-2 Term Loan	192,202	2.90%	206,635	2.90%	October 2028
TMCL II Secured Debt Facility (1)	1,239,440	6.00%	1,073,741	1.75%	November 2028
TMCL VII 2020-1 Bonds	332,413	3.06%	388,194	3.07%	August 2045
TMCL VII 2020-2 Bonds	476,279	2.26%	535,690	2.26%	September 2045
TMCL VII 2020-3 Bonds	175,750	2.15%	195,861	2.15%	September 2045
TMCL VII 2021-1 Bonds	467,881	1.72%	513,333	1.72%	February 2046
TMCL VII 2021-2 Bonds	564,373	2.27%	616,469	2.27%	April 2046
TMCL VII 2021-3 Bonds	536,000	1.98%	584,000	1.98%	August 2046
Total debt outstanding (2)	5,539,803		5,381,163
Unamortized debt premiums and discounts	(34,884)		(40,643)
Debt, net of unamortized costs	$5,504,919		$5,340,520
Debt, net of unamortized costs - current	$377,898		$380,207
Debt, net of unamortized costs - non-current	$5,127,021		$4,960,313

(1)
Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its scheduled conversion date.

(2)
The fair value of total debt based on the borrowing rates available to the Company was approximately $5,107,874 and $5,320,366 at December 31, 2022 and 2021, respectively, and was measured using Level 2 inputs.

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thereby reducing the impact of interest rate changes on future interest expense. The following table summarizes the Company's outstanding fixed-rate and floating-rate debt as of December 31, 2022:

	Balance Outstanding	Contractual Weighted Average Interest Rate
Excluding impact of derivative instruments:
Fixed-rate debt	$2,932,505	2.32%
Floating-rate debt	2,607,298	5.88%

Including impact of derivative instruments:
Fixed-rate debt	2,932,505	2.32%
Hedged floating-rate debt	2,071,125	2.88%
Total fixed and hedged debt	5,003,630	2.55%
Unhedged floating-rate debt	536,173	5.83%
Total	$5,539,803	2.87%

The Company’s debt facilities are secured by specific pools of containers and related assets owned by the Company. The Company’s debt agreements contain various restrictive financial and other covenants related to leverage, interest coverage, fixed charge coverage, container sales proceeds ratio, net income and debt levels and consolidated tangible net worth, including limitations on certain liens, indebtedness and investments. TL's revolving credit facility and term loans also contain limitation on loan and dividend payment to TGH. All of the Company’s debt facilities contain restrictive covenants on borrowing base minimums.

Under the terms of the debt agreements, the total outstanding principal may not exceed an amount that is calculated as the total of the eligible containers designated to the respective facility multiplied by a certain advance rate, plus the restricted cash amount (the “Asset Base”). For secured debt and revolving credit facilities, the total outstanding principal may not exceed the lesser of the commitment amount or the Asset Base. TGH and its subsidiaries were in compliance with these restrictive covenants as of December 31, 2022.

Secured Debt Facility

TMCL II has a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,500,000. There is a commitment fee on the unused amount of the total commitment, payable monthly in arrears.

The TMCL II Secured Debt Facility has a conversion date and final maturity date of November 2024 and November 2028, respectively, with interest rate during the revolving period of daily SOFR plus a spread of 1.60%, payable monthly in arrears.

Revolving Credit Facility

TL has a revolving credit facility (the “TL Revolving Credit Facility”) that provides for an aggregate commitment amount of up to $1,900,000 (which includes a $25,000 letter of credit facility). There is a commitment fee on the unused amount of the total commitment, payable quarterly in arrears. The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through August 2027 when all borrowings are due in full.

In August 2022, TL entered into an amendment of the TL Revolving Credit Facility which increased the aggregate commitment amount from $1,500,000 to $1,900,000, extended the maturity date to August 2027, and transitioned the benchmark interest rate to SOFR due to the upcoming LIBOR discontinuation. The applicable interest rate was amended to daily SOFR plus a spread of 1.475%, payable monthly in arrears.

The TL Revolving Credit Facility contains cross default provisions that may result in an acceleration of principal repayment under the debt facility if an uncured default condition were to exist. TGH acts as an unconditional guarantor of the TL Revolving Credit Facility.

Term Loans

TL 2019 Term Loan. TL has a $160,000 fixed rate term loan (the “TL 2019 Term Loan”) with a group of financial institutions. Interest on the outstanding amount due under the TL 2019 Term Loan is payable monthly in arrears.

TL 2021-1 Term Loan. TL has a $70,270 fixed rate term loan (the “TL 2021-1 Term Loan”) with a group of financial institutions. Interest on the outstanding amount due under this term loan is payable monthly in arrears.

TL 2021-2 Term Loan. TL has a $209,000 fixed rate term loan (the “TL 2021-2 Term Loan”) with a group of financial institutions. Interest on the outstanding amount due under this term loan is payable monthly in arrears.

The TL Term Loans contain cross default provisions that may result in an acceleration of principal repayment under the debt facility if an uncured default condition were to exist. TGH acts as an unconditional guarantor of the TL Term Loans.

Bonds Payable

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

TMCL VII 2021-2 Bonds. TMCL VII issued $605,200 of aggregate Class A and $46,000 of aggregate Class B Series 2021-2 Fixed Rate Asset Backed Notes (“the TMCL VII 2021-2 Bonds”). Under the terms of the TMCL VII 2021-2 Bonds, both principal and interest incurred are payable monthly.

TMCL VII 2021-3 Bonds. TMCL VII issued $548,800 of aggregate Class A and $51,200 of aggregate Class B Series 2021-3 Fixed Rate Asset Backed Notes (“the TMCL VII 2021-3 Bonds”). Under the terms of the TMCL VII 2021-3 Bonds, both principal and interest incurred are payable monthly.

Estimated Future Principal Payments

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of December 31, 2022:

	Twelve months ending December 31,							Available borrowing,	Current and Available Borrowing,
	2023	2024	2025	2026	2027	2028 and thereafter	Total Borrowing	as limited by the Borrowing Base	as limited by the Borrowing Base
TL Revolving Credit Facility	$—	$—	$121,409	$131,386	$1,115,063	$—	$1,367,858	$272,748	$1,640,606
TL 2019 Term Loan	11,687	12,102	12,532	90,972	—	—	127,293	—	127,293
TL 2021-1 Term loan	5,637	5,789	5,944	6,103	6,267	30,574	60,314	—	60,314
TL 2021-2 Term Loan	14,858	15,294	15,743	16,205	16,681	113,421	192,202	—	192,202
TMCL II Secured Debt Facility (1)	64,792	100,446	102,631	92,825	83,957	794,789	1,239,440	34,977	1,274,417
TMCL VII 2020-1 Bonds (2)	57,816	58,560	57,552	51,869	57,117	49,499	332,413	—	332,413
TMCL VII 2020-2 Bonds (2)	66,975	69,541	69,827	68,492	73,971	127,473	476,279	—	476,279
TMCL VII 2020-3 Bonds (2)	20,111	20,111	20,111	20,111	20,111	75,195	175,750	—	175,750
TMCL VII 2021-1 Bonds (2)	43,864	43,864	43,864	43,864	43,864	248,561	467,881	—	467,881
TMCL VII 2021-2 Bonds (2)	52,096	52,096	52,096	52,096	52,096	303,893	564,373	—	564,373
TMCL VII 2021-3 Bonds (2)	48,000	48,000	48,000	48,000	48,000	296,000	536,000	—	536,000
Total (3)	$385,836	$425,803	$549,709	$621,923	$1,517,127	$2,039,405	$5,539,803	$307,725	$5,847,528

(1)
The estimated future scheduled repayments for TMCL II Secured Debt Facility are based on the assumption that the facility will not be extended on its associated conversion date.
(2)
Future scheduled payments for all bonds payable exclude unamortized discounts in an aggregate amount of $485.
(3)
Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $34,399.

(8) Derivative Instruments

The Company has entered into several derivative agreements with several banks to reduce the impact of changes in interest rates associated with its variable rate debt. Interest rate swap agreements involve payments by the Company to counterparties at fixed rate interest payments in return for receipts based on floating-rate amounts. The Company has also utilized forward starting interest rate swap agreements to reduce the impact of interest rate changes on anticipated future debt issuances. The Company has also utilized interest rate cap agreements, which place a ceiling on the Company’s exposure to rising interest rates, to manage interest rate risk exposure.

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

The Company has utilized the income approach to measure at each balance sheet date the fair value of its derivative instruments on a recurring basis using observable (Level 2) market inputs. This approach represents the present value of future cash flows based upon current market expectations. The Company presents the fair value of derivative instruments, which are inclusive of counterparty risk, on a gross basis as separate line items on the consolidated balance sheets.

During the year ended December 31, 2021, the Company early terminated a total notional amount of $508,250 interest rate swaps not designated as cash flow hedges and entered into new interest rate swaps that were designated for as cash flow hedges. The Company paid a total settlement amount of $14,552, including accrued interest for the cancellation. As of December 31, 2022 and 2021, all of the Company’s interest rate swaps were designated as cash flow hedges for accounting purposes.

The following table summarizes the Company’s derivative instruments as of December 31, 2022:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks that were indexed to daily SOFR, with fixed rates between -0.02% and 3.84% per annum, amortizing notional amounts, with termination dates through November 30, 2032	$2,071,125
Interest rate cap contract with a bank that was indexed to daily SOFR, with fixed cap rate of 6.33% per annum, nonamortizing notional amounts, with a termination date of March 31, 2023	100,000
Total notional amount as of December 31, 2022 (1) (2)	$2,171,125

(1)
As of December 31, 2022, the Company completed its amendment of all interest rate swap contracts which were related with the replacement of LIBOR to SOFR due to the reference rate reform.

(2)
Excludes the Company’s interest rate swap contract with an effective date in a future period (“forward starting interest rate swap”). In February 2022, the Company entered into a forward starting interest rate swap with a bank that was indexed to daily SOFR and with an initial notional amount of $100,000. The Company pays a fixed rate at 1.96% and with an effective date of February 28, 2024 and termination date of February 28, 2034.

The following table summarizes the fair value of derivative instruments on the consolidated balance sheets as of December 31, 2022 and 2021:

Fair Values of Derivative Instruments
Assets (liabilities), net
Balance at December 31, 2020	$(29,188)
Change in derivative instruments designated as cash flow hedges	10,986
Reclassification of realized loss on derivative instruments designated as cash flow hedges for current year cash settlements	8,771
Unrealized gain on derivative instruments not designated as cash flow hedges	5,220
Cash settlements on early termination on interest rate swaps not designated as cash flow hedges	14,350
Balance at December 31, 2021	10,139
Change in derivative instruments designated as cash flow hedges	151,814
Reclassification of realized gain on derivative instruments designated as cash flow hedges for current year cash settlements	(12,709)
Balance at December 31, 2022	$149,244

Over the next twelve months, the Company expects to reclassify an estimated net gain of $55,087 related to the designated interest rate swap agreements from “accumulated other comprehensive income” in the consolidated statements of shareholders’ equity to “interest expense” in the consolidated statements of operations.

The following table summarizes the pre-tax impact of derivative instruments on the consolidated statements of operations and comprehensive income during the years ended December 31, 2022, 2021 and 2020:

		2022	2021	2020
Derivative instruments	Financial Statement Line Item
Non-designated	Realized loss on financial instruments, net	$—	$(5,408)	$(12,295)
Non-designated	Unrealized gain (loss) on financial instruments, net	$—	$5,220	$(6,044)
Designated	Other comprehensive income (loss)	$151,814	$10,986	$(12,307)
Designated	Interest income (expense)	$12,709	$(8,771)	$(2,806)

(9) Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for 2022, 2021 and 2020:

	Container	Container	Container
2022	Ownership	Management	Resale	Other	Eliminations	Totals
Total lease rental income	$756,980	$50,304	$—	$—	$2,730	$810,014
Management fees - non-leasing from external customers	$—	$223	$2,589	$—	$—	$2,812
Inter-segment management fees	$—	$75,116	$15,411	$—	$(90,527)	$—
Trading container margin	$—	$—	$1,852	$—	$—	$1,852
Gain on sale of owned fleet containers, net	$76,751	$—	$—	$—	$196	$76,947
Depreciation and amortization	$298,737	$1,676	$—	$—	$(7,585)	$292,828
Container lessee default expense, net	$1,179	$—	$—	$—	$—	$1,179
Interest expense	$156,396	$853	$—	$—	$—	$157,249
Realized loss on financial instruments, net	$—	$91	$—	$—	$—	$91
Unrealized loss on financial instruments, net	$—	$502	$—	$—	$—	$502
Segment income (loss) before income tax (1)	$266,224	$39,938	$16,666	$(6,802)	$937	$316,963
Income tax expense	$6,922	$617	$—	$—	$—	$7,539
Total assets	$7,562,913	$197,368	$6,464	$7,539	$(161,050)	$7,613,234
Purchase of containers and fixed assets	$269,418	$2,583	$—	$—	$—	$272,001
Payments on container leaseback financing receivable	$533,867	$—	$—	$—	$—	$533,867

	Container	Container	Container
2021	Ownership	Management	Resale	Other	Eliminations	Totals
Total lease rental income	$694,045	$56,685	$—	$—	$—	$750,730
Management fees - non-leasing from external customers	$—	$373	$2,987	$—	$—	$3,360
Inter-segment management fees	$—	$83,074	$9,954	$—	$(93,028)	$—
Trading container margin	$—	$—	$10,760	$—	$—	$10,760
Gain on sale of owned fleet containers, net	$67,229	$—	$—	$—	$—	$67,229
Depreciation and amortization	$289,610	$3,650	$—	$—	$(9,145)	$284,115
Container lessee default recovery, net	$1,088	$—	$—	$—	$—	$1,088
Interest expense	$126,628	$641	$—	$—	$—	$127,269
Debt termination expense	$15,209	$—	$—	$—	$—	$15,209
Realized loss on financial instruments, net	$5,408	$226	$—	$—	$—	$5,634
Unrealized gain (loss) on financial instruments, net	$5,220	$(811)	$—	$—	$—	$4,409
Segment income (loss) before income tax (1)	$239,857	$46,706	$19,166	$(4,845)	$(14,823)	$286,061
Income tax expense	$1,404	$369	$—	$—	$—	$1,773
Total assets	$7,269,451	$230,810	$15,819	$12,644	$(161,280)	$7,367,444
Purchase of containers and fixed assets	$1,991,898	$1,242	$—	$—	$—	$1,993,140
Payments on container leaseback financing receivable	$18,705	$—	$—	$—	$—	$18,705

	Container	Container	Container
2020	Ownership	Management	Resale	Other	Eliminations	Totals
Total lease rental income	$537,534	$63,339	$—	$—	$—	$600,873
Management fees - non-leasing from external customers	$392	$129	$4,750	$—	$—	$5,271
Inter-segment management fees	$—	$54,899	$12,575	$—	$(67,474)	$—
Trading container margin	$—	$—	$3,532	$—	$—	$3,532
Gain on sale of owned fleet containers, net	$27,230	$—	$—	$—	$—	$27,230
Depreciation and amortization	$268,401	$3,511	$—	$—	$(7,675)	$264,237
Container lessee default recovery, net	$1,675	$—	$—	$—	$—	$1,675
Interest expense	$122,863	$367	$—	$—	$—	$123,230
Debt termination expense	$8,750	$—	$—	$—	$—	$8,750
Realized loss on financial instruments, net	$12,295	$—	$—	$—	$—	$12,295
Unrealized loss on financial instruments, net	$6,044	$—	$—	$—	$—	$6,044
Segment income (loss) before income tax and noncontrolling interests (1)	$41,831	$23,641	$16,433	$(3,254)	$(5,352)	$73,299
Income tax benefit (expense)	$1,088	$(714)	$—	$—	$0	$374
Total assets	$5,641,866	$180,933	$12,050	$13,691	$(107,164)	$5,741,376
Purchase of containers and fixed assets	$968,204	$194	$—	$—	$—	$968,398
Payments on container leaseback financing receivable	$116,263	$—	$—	$—	$—	$116,263

(1)
Container Ownership segment income (loss) before income taxes includes unrealized gain (loss) on financial instruments, net of $0, $5,220 and $(6,044) for the years ended December 31, 2022, 2021 and 2020, respectively, and debt termination expense of $0, $15,209 and $8,750 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The following table represents the geographic allocation of total lease rental income and management fees from non-leasing services during the years ended December 31, 2022, 2021 and 2020 based on customers’ and Container Investors’ primary domicile:

	Years ended December 31,
	2022	2021	2020
Total lease rental income:
Asia	$395,093	$373,614	$302,709
Europe	379,790	343,351	266,431
North / South America	34,343	32,296	29,391
Bermuda	—	—	—
All other international	788	1,469	2,342
	$810,014	$750,730	$600,873
Management fees, non-leasing:
Europe	$1,523	$1,530	$2,397
Bermuda	1,187	1,699	2,797
North / South America	63	23	9
Asia	—	45	11
All other international	39	63	57
	$2,812	$3,360	$5,271

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the years ended December 31, 2022, 2021 and 2020 based on the location of sale:

	Years ended December 31,
	2022	2021	2020
Trading container sales proceeds:
Asia	$10,517	$14,317	$14,896
North / South America	11,453	12,404	13,045
Europe	1,821	5,321	3,991
Bermuda	—	—	—
All other international	—	3	9
	$23,791	$32,045	$31,941
Gain on sale of owned fleet containers, net:
Asia	$48,767	$46,328	$13,082
North / South America	17,317	10,385	8,610
Europe	10,863	10,516	5,538
Bermuda	—	—	—
All other international	—	—	—
	$76,947	$67,229	$27,230

(10) Commitments and Contingencies

(a)
Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. Restricted cash at December 31, 2022 and 2021 consisted of the following:

	2022	2021
Trust accounts	$25,935	$16,289
Other restricted cash accounts	76,656	60,073
Total restricted cash	$102,591	$76,362

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

Other restricted cash accounts

The Company established certain interest-bearing bank accounts pursuant to certain debt agreements to maintain an amount equal to certain outstanding debt balances and a projected interest expense for a specified number of months.

(b)
Container Commitments

At December 31, 2022, the Company had commitments to purchase containers to be delivered subsequent to December 31, 2022 in the total amount of $3,800.

(c)
Legal Proceedings

The Company is the subject of, or party to, pending or threatened legal proceedings arising in the ordinary course of its business. Based upon information presently available, the Company does not expect any liability arising from these matters to have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

(d)
Distribution Expense to Managed Fleet Container Investors

The amounts distributed to the Container Investors are variable payments based upon the net operating income for each managed container (see Note 2 “Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(11) Share-Based Compensation

The Company’s 2019 Share Incentive Plan (“2019 Plan”) provided for the grant of share options, restricted share units, performance restricted share units and restricted shares to the Company’s employees, executives and directors. At December 31, 2022, 1,817,502 shares were available for future issuance under the 2019 Plan.

Share-based compensation expense of $7,728, $6,699 and $4,723 was recorded during 2022, 2021 and 2020, respectively, of which $7,353, $6,470 and $4,257 was presented as a part of “general and administrative expenses”, and the remaining balance was presented as a part of “direct container expenses – owned fleet” during 2022, 2021 and 2020, respectively in the Company’s consolidated statements of operations.

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

The following tables summarizes the activity of share options for the years ended December 31, 2022, 2021 and 2020:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2019	1,807,665	$19.76
Options exercised during the period	(113,960)	$11.36
Options expired during the period	(130,711)	$26.14
Options forfeited during the period	(33,968)	$12.40
Balances, December 31, 2020	1,529,026	$19.90
Options exercised during the period	(477,103)	$18.95
Options expired during the period	(40,000)	$32.70
Options forfeited during the period	(19,128)	$10.74
Balances, December 31, 2021	992,795	$20.02
Options exercised during the period	(236,878)	$23.16
Options expired during the period	(6,220)	$34.81
Balances, December 31, 2022	749,697	$18.91
Options exercisable at December 31, 2022	695,515	$19.67
Options vested and expected to vest at December 31, 2022	747,952	$18.93

As of December 31, 2022, $157 of total compensation cost related to non-vested share options not yet recognized is expected to be recognized over a weighted average period of 1 year. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $31.01 per share as of December 31, 2022 was $8,923. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2022. The aggregate intrinsic value of all options exercised during 2022, 2021 and 2020, based on the closing share price on the date each option was exercised was $3,044, $5,513 and $710, respectively.

The weighted average contractual life of options exercisable and outstanding as of December 31, 2022 was 4.15 years and 4.35 years, respectively.

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

The Company granted PSU awards to certain executives starting 2020, which are subject to both service and market vesting conditions. The PSU awards will vest at the end of a 3-year performance cycle if the market conditions are met. The market-based conditions will be satisfied if certain milestones based on the Company’s common stock price or relative total shareholder return (“TSR”) are achieved.

The following tables summarizes the activity of RSU and PSU awards for the years ended December 31, 2022, 2021 and 2020:

	RSU	PSU (1)	Total	Weighted average grant date fair value
Balances, December 31, 2019	657,620	—	657,620	$11.95
Share units granted	200,868	183,560	384,428	$16.96
Share units vested	(300,404)	—	(300,404)	$12.08
Share units forfeited	(19,743)	—	(19,743)	$12.62
Balances, December 31, 2020	538,341	183,560	721,901	$14.55
Share units granted	102,956	104,834	207,790	$44.62
Share units vested	(278,684)	(7,004)	(285,688)	$12.32
Share units forfeited	(18,753)	—	(18,753)	$12.70
Balances, December 31, 2021	343,860	281,390	625,250	$25.37
Share units granted	137,969	145,015	282,984	$34.86
Share units vested	(202,694)	—	(202,694)	$16.85
Share units forfeited	(1,239)	—	(1,239)	$35.30
Balances, December 31, 2022	277,896	426,405	704,301	$31.62
Total share units outstanding and expected to vest at December 31, 2022			668,146	$31.37

(1)
The grant date fair value of PSU awards granted during 2022, 2021 and 2020 were $42.36 per share, $55.85 per share and $22.06 per share, respectively. On the settlement date for each measurement period of market-based awards, grantees may receive shares equal to 0% to 200% of the awards granted depending upon the achievement of certain market criteria based on the Company’s TSR relative to the peer group during the three-year performance period.

As of December 31, 2022, $14,194 of total compensation cost related to non-vested time-based RSU and market-based PSU awards not yet recognized is expected to be recognized over a weighted average period of 1.7 years. The grant date fair value of the market-based PSU awards is recognized as expense ratably over the vesting period and is not adjusted in future periods for the success or failure to achieve the specified market condition.

The fair value of PSU awards granted during the years ended December 31, 2022, 2021 and 2020 were determined using the Monte Carlo simulation valuation model that incorporated multiple valuation assumptions, including the probability of achieving the specified market condition and the following assumptions.:

	2022	2021	2020
Risk-free interest rates	4.12%	0.54%	0.16%
Expected common share price volatilities	57.40%	59.80%	57.40%

The risk-free interest rate is based on the three-year U.S. Treasury constant maturity yields on the grant date. The expected common share price volatility is based on the historical average volatility of the Company’s stock over the three-year period corresponding to the performance period of the award. The dividend yield reflects the estimated future yield on the date of grant. There were no assumed dividend yields because the TSR includes the reinvestment of dividends and the awards include dividend equivalent units.

(12) Shareholders’ Equity

Share Repurchase Program

In 2019, the Company’s board of directors approved a share repurchase program to repurchase up to $25,000 of the Company’s common shares, in 2020 the board of directors approved an increase of another $75,000 to this program, in 2021 the program was further increased by $100,000, and in 2022 the program was further increased by $250,000. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization did not obligate the Company to acquire a specific number of shares during any period, but it may be modified, suspended or terminated at any time at the discretion of the Company’s board of directors.

During the year ended December 31, 2022, the Company repurchased 5,636,772 shares at an average price of $31.77 for a total amount of $179,092 including commissions paid. During the year ended December 31, 2021, the Company repurchased 2,426,725 shares at an average price of $29.76 for a total amount of $72,220, including commissions paid. As of December 31, 2022, approximately $122,480 remained available for repurchases under the share repurchase program.

Preferred Shares

The following table summarizes the Company’s preferred share issuances (the “Series”):

Preferred Share Offering	Date of Issuance	Number of Depositary Shares Issued and Outstanding (1)	Liquidation Preference	Underwriting Discounts	Net Proceeds
7.00% Series A fixed-to-floating rate cumulative redeemable perpetual preferred shares ("Series A") (2)	April 2021	6,000,000	$150,000	$5,292	$144,708
6.25% Series B fixed rate cumulative redeemable perpetual preferred shares ("Series B") (3)	August 2021	6,000,000	150,000	5,128	144,872
Total		12,000,000	$300,000	$10,420	$289,580

(1)
Each depositary share representing a 1/1,000th interest in a preferred share, $25,000 liquidation preference per share (equivalent to $25.00 per depositary share).
(2)
Series A have no maturity date and are redeemable from June 15, 2026 (the “first reset date”) by the Company.
(3)
Series B have no maturity date and are redeemable from December 15, 2026 by the Company.

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

The Company’s board of directors approved and declared the following quarterly preferred cash dividends during the years ended December 31, 2022 and 2021 on its issued and outstanding preferred shares:

	2022		2021
Preferred Share Offering	Aggregate Payment	Per Depositary Share Payment (1)	Aggregate Payment	Per Depositary Share Payment (1) (2)
Series A	$10,500	$0.44	$7,058	$0.44
Series B	$9,375	$0.39	$2,917	$0.49
Total	$19,875		$9,975

(1)
Rounded to the nearest whole cent.
(2)
In June 2021, September 2021, and December 2021, the dividend declared per depositary share on Series A were $0.30, $0.44, and $0.44, respectively.

As of December 31, 2022, the Company had cumulative undeclared and unpaid preferred dividends of $854.

Common Share Dividends

As of December 31, 2022, the Company’s board of directors approved and declared a quarterly cash dividend of $0.25 per share on its issued and outstanding common shares for a total aggregate amount of $46,235. As of December 31, 2021, the Company’s board of directors approved and declared a cash dividend of $0.25 per share on its issued and outstanding common shares for a total aggregate amount of $12,285 paid on December 15, 2021.

(13) Earnings Per Share

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

A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS during 2022, 2021 and 2020 is presented as follows:

Share amounts in thousands	2022	2021	2020
Numerator:
Net income attributable to common shareholders	$289,549	$273,459	$72,822
Denominator:
Weighted average common shares outstanding - basic	46,471	49,624	53,271
Dilutive share options, RSU and PSU	828	952	210
Weighted average common shares outstanding - diluted	47,299	50,576	53,481
Net income attributable to common shareholders per common share
Basic	$6.23	$5.51	$1.37
Diluted	$6.12	$5.41	$1.36

Share options, RSU and PSU excluded from the computation of diluted EPS because they were anti-dilutive	345	334	1,674

(14) Subsequent Events

In February 2023, the Company’s board of directors approved and declared a quarterly preferred cash dividend on its issued and outstanding preferred shares, payable on March 15, 2023, to holders of record as of March 3, 2023. The dividend declared on Series A Preferred Shares and Series B Preferred Shares were $0.44 and $0.39 per depositary share (rounded to the nearest whole cent), respectively, for a total aggregate amount of $2,625 and $2,344, respectively.

In February 2023, the Company’s board of directors approved and declared a cash dividend of $0.30 per share on its issued and outstanding common shares, payable on March 15, 2023, to holders of record as of March 3, 2023.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

Parent Company Information

Years Ended December 31, 2022, 2021 and 2020

(All currency expressed in United States dollars in thousands)

	2022	2021	2020
Operating expenses:
General and administrative expense	$6,047	$4,519	$3,988
Total operating expenses	6,047	4,519	3,988
Loss from operations	(6,047)	(4,519)	(3,988)
Other income:
Equity in net income of subsidiaries	316,226	289,133	76,076
Other, net	(755)	(326)	734
Net other income	315,471	288,807	76,810
Income before income tax	309,424	284,288	72,822
Income tax benefit (expense)	—	—	—
Net income	309,424	284,288	72,822
Less: Dividends on preferred shares	19,875	10,829	—
Net income attributable to common shareholders	$289,549	$273,459	$72,822
Net income attributable to common shareholders per share:
Basic	$6.23	$5.51	$1.37
Diluted	$6.12	$5.41	$1.36
Weighted average shares outstanding (in thousands):
Basic	46,471	49,624	53,271
Diluted	47,299	50,576	53,481
Other comprehensive income (loss), before tax:
Change in derivative instruments designated as cash flow hedges	151,814	10,986	(12,307)
Reclassification of realized (gain) loss on derivative instruments designated as cash flow hedges	(12,709)	8,771	2,806
Foreign currency translation adjustments	(125)	(79)	177
Comprehensive income, before tax	448,404	303,966	63,498
Income tax (expense) benefit related to items of other comprehensive income	(1,380)	(184)	91
Comprehensive income, after tax	447,024	303,782	63,589
Less: Dividends on preferred shares	19,875	10,829	—
Comprehensive income attributable to common shareholders	$427,149	$292,953	$63,589

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2022 and 2021

(All currency expressed in United States dollars in thousands)

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$6,012	$10,696
Prepaid expenses and other current assets	374	378
Due from affiliates, net	774	2,231
Total current assets	7,160	13,305
Restricted cash	95	—
Investments in subsidiaries	1,989,605	1,768,779
Total assets	$1,996,860	$1,782,084
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$571	$830
Shareholders’ equity:
Preferred shares	300,000	300,000
Common shares	599	595
Treasury shares	(337,551)	(158,459)
Additional paid-in capital	442,154	428,945
Accumulated other comprehensive income	147,350	9,750
Retained earnings	1,443,737	1,200,423
Total shareholders’ equity	1,996,289	1,781,254
Total liabilities and shareholders’ equity	$1,996,860	$1,782,084

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2022, 2021 and 2020

(All currency expressed in United States dollars in thousands)

	2022	2021	2020
Cash flows from operating activities:
Net income	$309,424	$284,288	$72,822
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(316,226)	(289,133)	(76,076)
Dividends received from subsidiaries	233,000	61,000	76,167
Share-based compensation	7,728	6,699	4,723
Decrease (increase) in:
Prepaid expenses and other current assets	4	(42)	(26)
Increase (decrease) in:
Accounts payable and accrued expenses	(259)	436	(82)
Total adjustments	(75,753)	(221,040)	4,706
Net cash provided by operating activities	233,671	63,248	77,528
Cash flows from investing activities:
Investments in subsidiaries	125	(269,436)	(2,050)
Net cash provided by (used in) investing activities	125	(269,436)	(2,050)
Cash flows from financing activities:
Issuance of preferred shares, net of underwriting discount	—	290,550	—
Purchase of treasury shares	(179,092)	(72,220)	(68,493)
Issuance of common shares upon exercise of share options	5,485	9,043	1,295
Dividends paid on common shares	(46,235)	(12,285)	—
Dividends paid on preferred shares	(19,875)	(9,975)	—
Due to (from) affiliates, net	1,457	448	(2,041)
Other	—	(970)	—
Net cash (used in) provided by financing activities	(238,260)	204,591	(69,239)
Effect of exchange rate changes	(125)	(79)	177
Net change in cash, cash equivalents and restricted cash	(4,589)	(1,676)	6,416
Cash, cash equivalents and restricted cash, beginning of the year	10,696	12,372	5,956
Cash, cash equivalents and restricted cash, end of the year	$6,107	$10,696	$12,372

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2022, 2021 and 2020

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Year	Additions Charged to Expense (Recovery)	Deductions	Balance at End of Year
December 31, 2020
Accounts receivable, allowance for doubtful accounts	$6,299	$(3,149)	$(487)	$2,663
Net investment in finance leases, allowance for credit losses	$636	$697	$—	$1,333
Container leaseback financing receivable, allowance for credit losses	$256	$168	$—	$424
December 31, 2021
Accounts receivable, allowance for doubtful accounts	$2,663	$(674)	$(699)	$1,290
Net investment in finance leases, allowance for credit losses	$1,333	$(590)	$—	$743
Container leaseback financing receivable, allowance for credit losses	$424	$(311)	$—	$113
December 31, 2022
Accounts receivable, allowance for doubtful accounts	$1,290	$293	$(1)	$1,582
Net investment in finance leases, allowance for credit losses	$743	$536	$—	$1,279
Container leaseback financing receivable, allowance for credit losses	$113	$1	$—	$114

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document

1.1	Memorandum of Association of Textainer Group Holdings Limited (1)

1.2	Bye-laws of Textainer Group Holdings Limited (2)

2.1	Form of Common Share Certificate (3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”) (4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (5)

4.3	Second Amendment to the Office Lease, dated as of April 23, 2015, by and between Columbia REIT – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (6)

4.4*	Employment Agreement, dated August 13, 2018 by and between Textainer Equipment Management (U.S.) Limited and Olivier Ghesquiere (7)

4.5*	Employment Agreement, dated September 13, 2018 by and between Textainer Equipment Management (U.S.) Limited and Michael Chan (8)

4.6*	2019 Share Incentive Plan (as amended and restated effective May 23, 2019) (9)

4.7*	Form of Indemnification Agreement (10)

4.8†

Second Amended and Restated Credit Agreement, dated August 5, 2022, by and among, Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Wells Fargo Bank, N.A., as agent, the syndications agents named therein, the documentation agents named therein and the other lenders party thereto (“TL Credit Agreement”)

4.9

Omnibus Amendment and Consent dated November 15, 2021 to the Second Amended and Restated Indenture, dated August 31, 2017, by and between Textainer Marine Containers Limited II, as issuer and Wells Fargo Bank, National Association, as indenture trustee (“TMCL II Indenture”), the Second Amended and Restated Textainer Marine Containers Limited II Series 2012-1 Supplement, dated August 31, 2017 to the TMCL II Indenture (the “Series 2012-1 Supplement”) amending and restating the TMCL II Indenture, the Series 2012-1 Supplement and changing the indenture trustee and amending other facility documents) (11)

4.10	Certificate of Designations with Respect to the 7.000% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, dated April 13, 2021 (12)

4.11	Certificate of Designations with Respect to the 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, dated August 23, 2021 (13)

4.12†	Amendment to the Certificates of Designations for the Series A and Series B Cumulative Redeemable Preferred Preference Shares, dated February 8, 2023

8.1†	Subsidiaries of the Registrant

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

15.1†	Consent of Deloitte & Touche LLP

15.2†	Consent of KPMG LLP

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
(10)
Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(11)
Incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 17, 2022.
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

February 14, 2023